Form 20-F
period 2002-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2003-06-30
CIK 876779

_______________________________________________________________

_______________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

______________________

FORM 20–F

[-]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002

OR

[-]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission file number 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)

ISRAEL

(Jurisdiction of incorporation or organization)

5 Haplada Street, Or Yehuda 60218 Israel

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, nominal value NIS 0.1 par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary Shares, par value NIS 0.1: 29,555,240

(as of December 31, 2002)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]        No [-]

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [-]        Item 18 [x]

Page No.

TABLE OF CONTENTS

Page No.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

B.

Business Overview

C.

Organizational Structure

D.

Property, Plants and Equipment

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Operating Results

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses

D.

Trend Information

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

B.

Compensation

C.

Board Practices

D.

Employees

E.

Share Ownership

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

B.

Related Party Transactions

C.

Interests of Experts and Counsel

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

B.

Significant Changes

ITEM 9.

THE OFFER AND LISTING

A.

Offer and Listing Details

B.

Plan of Distribution

C.

Markets

D.

Selling Shareholders

E.

Dilution

F.

Expense of the Issue

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

B.

Memorandum and Articles of Association

C.

Material Contracts

D.

Exchange Controls

E.

Taxation

F.

Dividend and Paying Agents

G.

Statement by Experts

H.

Documents on Display

I.

Subsidiary Information

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

Reserved.

ITEM 17.

Reserved.

PART III

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

FINANCIAL STATEMENTS

ITEM 20.

EXHIBITS

S I G N A T U R E S

-#-

The statements contained in this annual report that are not purely historical are forward-looking statements.  Such forward-looking statements also include statements in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.”  These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report.  All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

We derived the following income statement data for the years ended December 31, 2000, 2001 and 2002, and the consolidated balance sheet data as of December 31, 2001 and 2002 from our audited consolidated financial statements and notes included elsewhere in this annual report. We derived the consolidated income statement data for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 1998, 1999 and 2000 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	1998	1999	2000	2001	2002
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software(1)	$20,479	$32,596	$26,904	$19,110	$15,136
Applications	―	4,428	14,416	11,212	7,355
Maintenance and technical support	5,780	9,218	11,347	10,956	10,882
Professional services	12,501	17,750	37,589	35,284	26,631
Total revenues	38,760	63,992	90,256	76,562	60,004
Cost of revenues:
Software(1)	2,994	3,231	3,635	4,187	3,318
Applications	―	741	2,007	2,399	2,334
Maintenance and technical support	3,306	3,450	4,200	4,334	4,100
Professional services	9,046	11,365	24,014	25,622	19,239
Total cost of revenues	15,346	18,787	33,856	36,542	28,991
Gross profit	23,414	45,205	56,400	40,020	31,013
Operating expenses:
Research and development, net	2,797	2,953	5,947	7,547	5,336
Sales, marketing, general and administrative	23,890	31,176	47,458	46,598	30,694
Restructuring and other non-recurring costs	2,677	―	2,466	6,613	1,123
Impairment expenses	―	―	―	20,081	―
Operating income (loss)	(5,950)	11,076	529	(40,819)	(6,140)
Financial (expense) income, net	(322)	175	2,419	575	958
Capital loss	―	―	(623)	(2,199)	―
Income (loss) before income taxes	(6,272)	11,251	2,325	(42,443)	(5,182)
Income taxes	50	2	523	(167)	(384)
	(6,322)	11,249	1,802	(42,610)	(5,566)
Equity in earnings (losses) of affiliates	(149)	52	(57)	―	(108)
Minority interest in losses (earnings) of consolidated subsidiaries	12	(394)	(825)	(176)	11
Net income (loss)	$(6,459)	$10,907	$920	$(42,786)	$(5,663)
Basic earnings (loss) per share	$(0.37)	$0.45	$0.03	$(1.45)	$(0.19)
Diluted earnings (loss) per share	$(0.37)	$0.43	$0.03	$(1.45)	$(0.19)
Shares used to compute basic earnings (loss) per share	17,610	24,281	29,084	29,604	29,690
Shares used to compute diluted earnings (loss) per share	17,610	25,391	30,232	29,604	29,690

________________

(1)

In 1998 software revenues included applications revenues and cost of software revenues included cost of revenues for applications.

Balance Sheet Data:

	At December 31,
	1998	1999	2000	2001	2002
	(U.S. dollars in thousands)
Working capital	$ 5,269	$ 9,608	$48,968	$28,007	$23,200
Cash and cash equivalents	5,828	8,298	42,627	27,900	24,785
Total assets	32,381	56,894	137,995	94,612	84,522
Shareholders' equity	17,136	33,794	109,405	66,893	61,021

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk and uncertainty.  You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.  Our business, prospects, financial condition and results of operations could be adversely affected due to any of the following risks.  In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business and Our Industry

We have a recent history of losses.

We incurred net losses of approximately $42.8 million and $5.66 million for the years ended December 31, 2001 and December 31, 2002, respectively.  We cannot assure you that we will be profitable in the future.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced and may continue to experience in the future significant fluctuations in our quarterly results of operations and we expect these fluctuations to continue. Factors that may contribute to fluctuations in our quarterly results of operations include:

•

the size and timing of orders;

•

the high level of competition that we encounter;

•

the timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•

market acceptance of our new products, applications and services;

•

the purchasing patterns and budget cycles of our customers and end-users;

•

seasonality, including the relatively low level of general business activity during the summer months in Europe;

•

the mix of product sales;

•

exchange rate fluctuations; and

•

general economic conditions.

Our customers ordinarily require the delivery of products promptly after we accept their orders. We usually do not have a significant backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and accepted by the customers in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.  Our customers ordinarily require an acceptance test for services we provide and as a result, we might have a significant backlog of orders for our services.  Our revenues from services depend on orders received and  services provided by us and accepted by our customers in that quarter.  In addition, we anticipate that our operating expenses will continue to increase significantly.  If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse affect on our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. Nevertheless, a majority of our sales are made, and a majority of our expenses are incurred, in other currencies, particularly Euros, Japanese yen, NIS and U.K. pounds sterling.  We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar could have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies.  Generally, we do not use derivative instruments or hedge to cover all exposures.

Our widespread operations may strain our management, operational and financial resources.

Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we must:

•

expand our operational, management, financial, manufacturing, marketing and research and development functions;

•

train, motivate, manage and retain qualified employees; and

•

hire additional personnel.

We may not succeed in managing future growth.

We face intense competition in the markets for our Magic technology, applications and services.

Many companies compete with us in the software development and deployment technology and applications and services markets in which we operate. We expect that competition will increase in the future, both with respect to the Magic technology, applications and services which we currently offer and applications and services which other members of the Magic community and we are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

Many of our existing and potential competitors are far larger, have substantially greater resources including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than we have. We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost effective, or offer better performance than those of our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in penetrating the e-Business, CRM and other enterprise application markets.

Our revenues from e-Business, CRM and other applications licenses decreased by 34.4% to $7.4 million in the year ended December 31, 2002 from $11.2 million in the year ended December 31, 2001.  We cannot assure you that we will be able to reverse this decline in the future.

We may not have the resources, skills and product offerings that will be required to successfully increase our market share for e-Business, CRM and other enterprise applications.  To succeed in these markets, we will need to:

•

develop and improve expertise in marketing and selling Internet-based applications;

•

develop and cultivate new sales channels to market our applications to prospective customers;

•

hire, train and integrate new technical and sales personnel; and

•

effectively establish and support relationships with end-users, with whom we have had limited interaction to date.

Our future efforts to enter additional enterprise applications markets may still not succeed. The e-Business, CRM, and other enterprise applications markets that we may attempt to penetrate may not become substantial commercial markets for our applications or may not evolve in a manner that will enable our applications to achieve market acceptance.

Our future success will be largely dependent on the acceptance of Magic eDeveloper.

Our future success will be in great measure dependent on the acceptance of Magic e-Developer.  The acceptance of this product will be dependent in part on the continued acceptance and growth of the Internet as a commercial marketplace. Because the use of the Internet for e-Business and other applications is evolving, we cannot predict with any certainty that the Internet will continue to grow as a commercial marketplace in the long term. If the Internet does not continue to grow as a commercial marketplace, the marketing of our Internet-based applications will not succeed.

We may not succeed in penetrating the Enterprise Application Integration market with our new iBolt integration family

The Enterprise Application Integration, or AEI, market in which we compete is extremely competitive and subject to rapid change. We compete with companies that utilize varying approaches to providing technology for application integration and business process management. We do not have a long history of selling products in the EAI market and we will have to devote substantial resources to educating prospective customers and the market about our products’ benefits. In addition, even if we succeed to convince prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them for technical, cost, support or other reasons.

Changes in the ratio of revenues from software licenses to revenues from services may adversely affect our gross profit margins.

In 2000, our revenues from services increased at a greater rate than our revenues from software licenses and adversely affected our gross profit margin.  Historically, our revenues from software licenses have had a higher gross profit margin than our revenues from services.  In 2001, our revenues from software licenses decreased at a greater rate than our revenues from services and continued to have an adverse effect on our gross profit margin.  In 2002 our revenues from services decreased at a greater rate than our revenues from software license and continues to have an adverse affect on gross profit margins. Any future decrease in the percentage of revenues derived from software licenses as compared to revenues from services may adversely affect our gross profit margin.

We derive a portion of our revenues, and a greater percentage of our operating profit, from independent distributors who are under no obligation to purchase our products.

We sell our products through our direct sales representatives and through Magic solution providers and independent distributors. These independent distributors then resell our products to end-users. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. We extend credit to our independent distributors and there is no assurance that such credit will be paid back to us. Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies or results of our independent distributors.

We may lose independent distributors on which we currently depend and we may not succeed in developing new distribution channels.

If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, including our Magic applications, and we may not succeed in doing so. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new markets, will impact our ability to sell our products and result in a loss of revenues and profits.

Our efforts to increase our presence in the United States and Europe may not be profitable.

Our success in becoming a stronger competitor in the sale of software development and deployment technology and a leading provider of applications is dependent upon our ability to increase our sales in North America, especially in the United States, and in Europe. Our efforts to increase our penetration of the North American and European markets is subject to risks inherent to these markets including the high cost of doing business in the United States, which has historically caused our United States operations to incur operating losses.

Our products have a lengthy sales cycle.

Our customers typically use our Magic technology to develop and deploy applications that are critical to their business.  As a result, the licensing and implementation of our Magic technology generally involves a significant commitment of attention and resources by prospective customers.  Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us.  Our sales cycle can be further extended for sales made through third party distributors.  We have recently encountered a longer sales cycle for our Magic Application products, which may cause significant fluctuations in our quarterly operating results.

Rapid technological change may adversely affect the market acceptance of our products and services.

We compete in a market that is characterized by rapid technological change. The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

•

supporting existing and emerging hardware, software, databases and networking platforms; and

•

developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

Delay in the release of Windows versions of our products negatively impacted our sales and profitability in the mid-1990s. If release dates of any future products or enhancements are delayed or if, when released, fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

We may be unable to attract, train and retain qualified engineering, administrative, operational, sales and technical support personnel.

In the event our business will grow, we will need to hire additional qualified engineering, administrative, operational, sales and technical support personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Competition for these employees in the industry in which we operate is intense around the world, especially in Israel and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to litigation.

Despite quality assurance testing done by us, by Magic solution providers and by end-users, errors may be found in our software products or in applications developed with Magic technology.  This risk is exacerbated by the fact that a significant percentage of the applications developed with Magic technology were and are likely to continue to be developed by Magic solution providers over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products and could damage our reputation.

Although our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims, it is possible that these provisions may not be effective or enforceable under the laws of some jurisdictions, and we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

We rely on third party technology licenses.

We incorporate software that we license from third parties in our Magic technology. If we lose or are unable to maintain any software licenses, we could suffer harm until equivalent software can be developed, identified, licensed and integrated. Loss of third party software licensing would materially adversely affect our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon protecting our proprietary technology. We rely on a combination of trade secret and copyright law and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We do not have any patents. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

Our products may infringe on the intellectual property rights of others.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed on a copyright, trademark or other proprietary right belonging to them. In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend.

We may encounter difficulties with our international operations and sales.

While our principal executive offices are located in Israel, over 80% of our sales in 2000, 93% of our sales in 2001 and 94% of our sales in 2002 were generated from the other countries in which we operate. This subjects us to many risks inherent in international business activities, including:

•

limitations and disruptions resulting from the imposition of government controls;

•

changes in regulatory requirements;

•

export license requirements;

•

economic or political instability;

•

trade restrictions;

•

changes in tariffs;

•

currency fluctuations;

•

greater difficulty in safeguarding intellectual property; and

•

difficulties in managing overseas subsidiaries and international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

Formula Systems (1985) Ltd. may continue to control us.

Formula Systems (1985) Ltd., whose shares trade on the Nasdaq National Market and the Tel Aviv Stock Exchange, or TASE, directly owns 16,345,369 or 55.5% of our currently outstanding ordinary shares.  Formula Systems is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the ability generally to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel.  Although most of our sales are made to customers outside Israel, we are nonetheless directly affected by the political, economic and military conditions affecting Israel.  Any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our business, financial condition and results of operations.  Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any additional peace agreements with such countries or with Syria or Lebanon.  Since October 2001, there has been a marked acceleration in the number and frequency of hostile incidents, which culminated in numerous lethal suicide attacks in Israel.  In response, the Israeli Army made incursions into Palestinian-controlled cities, towns and refugee camps.  Since then, acts of terrorism have continued to occur in various locations in Israel.  The continued hostilities between the Palestinian community and Israel and the failure to settle the conflict has had and continues to have a material adverse effect on the Israeli economy and a material adverse effect on our business and us.  Further expansion of hostilities might require more widespread military reserve service by some of our employees, which may have a material adverse effect on our business.

Our directors, officers and employees who are male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform annual military reserve duty and are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 1997, 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, a reversal from prior years that benefited us.  In 1999, 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  We cannot assure you that we will not be materially adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

We may be adversely affected by the recently enacted tax reform in Israel.

On January 1, 2003, a comprehensive tax reform took effect in Israel. Pursuant to the reform, resident companies are subject to Israeli tax on income accrued or derived in Israel or abroad. In addition, the concept of "controlled foreign corporation'' was introduced according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary if the subsidiary's primary source of income is passive income (such as interest, dividends, royalties, rental income or capital gains). The tax reform also substantially changed the system of taxation of capital gains.

We currently benefit from government tax benefits which may be discontinued or reduced in the future.

We are currently eligible to receive tax benefits under Government of Israel programs.  In order to maintain our eligibility for these tax benefits, we must continue to meet specific conditions, including making specified investments in fixed assets. If we fail to comply with these conditions in the future, the tax benefits received could be canceled and we could also be required to pay significantly increased taxes for prior years and for the future.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

There is doubt as to the enforceability of civil liabilities under the Securities Act and the Securities Exchange Act in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of those Acts.

Risk Factors Related to Our Ordinary Shares

Holders of our ordinary shares who are United States residents face income tax risks.

There is a substantial risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares and would likely cause a reduction in the value of such shares.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning our ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our substantial cash position and the decline in the value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

United States residents should carefully read Item 10E. Taxation - “United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Our share price has been very volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•

quarterly variations in our operating results;

•

operating results that vary from the expectations of securities analysts and investors;

•

changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•

announcements of technological innovations or new products by us or our competitors;

•

announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•

changes in the status of our intellectual property rights;

•

announcements by third parties of significant claims or proceedings against us;

•

additions or departures of key personnel;

•

future sales of our ordinary shares; and

•

stock market price and volume fluctuations.

Domestic and international stock markets often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events or hostilities in or surrounding Israel, could adversely affect the market price of our ordinary shares.

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

Anti-takeover provisions could negatively impact our shareholders.

Some of the provisions of Israeli law could:

•

discourage potential acquisition proposals;

•

delay or prevent a change in control over us; and

•

limit the price that investors might be willing to pay in the future for our ordinary shares.

Generally, under Israeli corporate law, a merger must be approved by the board of directors and the shareholders of each of the merging companies.  If the share capital of the non-surviving company consisted of more than one class of shares, the approval of each class is also required.  Further, if the company was incorporated before February 1, 2000, as we were, the approval of the merger requires a majority of 75% of the shareholders present and voting at a meeting.  In certain cases, court approval is also required.  Under the Companies Law, a merger may be completed only after 70 days have elapsed from the date all the necessary approvals and the merger proposals have been submitted to the Israeli Companies Registrar.  The Companies Law also provides that an acquisition of shares of a public company must be made by means of a tender offer if, as a result of such acquisition, the purchaser would become a 25% or more shareholder of the company.  This rule does not apply if there is already another 25% shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless someone else already holds a majority of the voting power of the company.  These rules do not apply if the acquisition is made by way of a merger.  Regulations promulgated under the Companies Law provide that, generally, these provisions do not apply to companies whose shares are listed for trading outside of Israel.  The requirements of Israeli corporate law generally make these forms of acquisition significantly more difficult than under United States corporate laws.

Other potential means of acquiring a public Israeli company might involve significant obstacles, such as a requirement for court approval for the acquisition.  In addition, a body of case law has not yet developed with respect to the Companies Law.  Until this happens, uncertainties will exist regarding its interpretation.

Finally, Israeli tax law treats some acquisitions, particularly stock-for-stock swaps between an Israeli company and a foreign company, less favorably than United States tax law.  Israeli tax law may, for instance, subject a shareholder who exchanges his or her shares in us for shares in a foreign corporation to immediate taxation.

These provisions of Israeli corporate and tax law and the uncertainties surrounding such law may have the effect of delaying, preventing or making more difficult a merger or acquisition involving our company.  This could prevent a change of control in our company and depress the market price of our ordinary shares that might otherwise rise as a result of such change of control.

We do not anticipate paying cash dividends in the foreseeable future and, therefore, it may be difficult for you to earn a positive return on your investment.

Although we paid a one-time cash dividend of $11,882,474 in February 2003, we currently intend to retain all future earnings to fund the growth of our business and do not anticipate paying any further cash dividends in the foreseeable future. As a result, investors will only be able to earn a positive return on their investment from selling their shares in higher price than purchased.

ITEM 4

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the laws of the State of Israel on February 1983 for an indefinite term.  We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation.  Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is 972-3-538-9292.  Our address on the Internet is www.magicsoftware.com.  The information on our website is not incorporated by reference into this annual report.

We develop, market and support Magic software development and deployment technology and business solutions. Our Magic technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized and integrated with existing systems.  Since 1999, we also sell applications developed using Magic technology. These applications are designed for e-Business, customer relationship management, or CRM, and other enterprise uses.  Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 40 countries.  We refer to these software solution providers and enterprises as the Magic community.  We also provide maintenance and technical support as well as professional services to the Magic community.

On February 25, 2000 we completed a public offering of 3,500,000 ordinary shares, resulting in net proceeds to  our company of approximately $79.6 million.  We used a substantial portion of the proceeds to purchase interests in several business solution providers and providers of consulting services.  The economic downturn and the downturn in the technology market severely impacted our acquisition strategy.

In 2000, 2001 and 2002 we incurred approximately $2.5 million, $6.6 million and $1.1 million in implementing a restructuring plan with respect to our operations.  In 2001 we announced that we were implementing a series of strategic initiatives intended to further reduce costs, increase efficiencies and focus on key business areas. In addition during 2001 we incurred a $20.1 million impairment charge attributable to goodwill and other intangible assets. On March 31st 2003 we sold our holdings in Access Data (Magic) Inc. and on February 28th 2003 we sold our holdings in Magic Thailand.

In September 2002, we established CoreTech Consulting Group, LLC to assume the operating activities of our subsidiary CoreTech Consulting Group, Inc. CoreTech is a leading provider of consulting services and solutions to the pharmaceutical and financial services industries. CoreTech provides consulting and services in the areas of internetworking, platforms, security, business intelligence, project management, project staff augmentation, and support/help desk services, to its Fortune 50 client base.  The newly created organizational structure will more closely resemble a consulting model that aligns the interests of CoreTech, its key consulting management and thought leaders, and its customer base.  The new LLC structure provides CoreTech with the flexibility to have as many partners as warranted by its business, while enabling us to maintain a material ownership interest in the consulting group.

In March 2003 we launched the iBolt Integration Suite. iBolt is a new product family that will provide affordable enterprise application integration to mid-sized businesses and system integrators.  As a comprehensive suite for application integration, iBolt allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner.

B.

BUSINESS OVERVIEW

General

We develop, market and support our award winning eDeveloper, software development and deployment technology and our iBolt technology for enterprise application integration.  Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.

Our development and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes.

Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration if required with multiple platforms, databases or existing systems and business processes, or a high degree of application maintenance and customization is anticipated.

We address the critical business needs for companies to be able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Our proprietary development methodology enables developers to create better solutions in less time and with fewer resources.

Development communities have become increasingly disjointed, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards. eDeveloper and iBolt provide developers with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time-to-market.

Magic Technology Benefits

Our eDeveloper and iBolt technologies offer software developers and end-users of deployed applications the following:

·

Time to Market.  We believe that the methodology of our technologies allow enterprises to prototype and develop, integrate and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality, which usually requires repetitive, tedious coding, is provided by our underlying core development technology, eDeveloper. In today’s dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before, while reducing costs.

·

Scalability and Adaptability.  Applications developed and integrated with eDeveloper and iBolt can be easily modified as business requirements change, computing environments evolve and end-user usage and transaction volumes increase. As a result, implementations of our technology can quickly be adapted to support increased functionality and wider use throughout an organization. Applications developed with the eDeveloper technology can grow within an enterprise from the departmental level to the enterprise level by accommodating additional platforms, databases and operating systems and increased usage and application complexity. Our eDeveloper technology also enables partitioning of applications by allowing application logic to be distributed across a system in order to achieve optimal system performance and flexibility. Our iBolt eDeveloper and iBolt technologies enable enterprises to respond quickly to unanticipated changes in their business requirements to protect their investments in software and hardware.

·

Portability.  We designed our eDeveloper and iBolt technologies to enable enterprises to develop and integrate applications that can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform can also be deployed on other supported platforms. Simply changing the relevant parameters in an application and initiating the file conversion of the application accomplish porting an application developed with our technology from one platform to another. As a result, porting applications can be accomplished without the lengthy coding, compiling, linking and testing phases typically required with other development methodologies. Applications developed with our technology can also be partitioned across multiple platforms. Developers can therefore take advantage of the flexibility and performance advantages inherent in multi-tiered architectures. The portability of applications developed with our software development technology enables enterprises to migrate quickly to new computing environments without having to rewrite their applications.

·

Database Access and Technology Independence.  The eDeveloper technology architecture allows enterprises to access and manipulate data from multiple databases, each based on a different technology, into a single integrated application. Developers and end-users can access multiple legacy and relational databases across the enterprise from within the same application and from within the same data view. Our technology can easily move data across platforms and convert the data from one database format to another.

Strategy

Our goal is to achieve a worldwide leadership position in the markets for software development, integration and deployment technology. In particular, we intend to become a leading supplier of application development and enterprise integration technology with a strong focus on customers utilizing IBM eServer systems in heterogeneous environments. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

•

maintain technological leadership and become the leading provider of development and integration technology for customers;

•

increase penetration and revenue by working with our existing partners, customer accounts and markets;

•

cultivate and expand the Magic community by recruiting new software partners; and

•

maintain and develop new alliance and development partners.

iBOLT Market Penetration Strategy

Our three-point integration strategy was developed to help customers overcome current business challenges by enabling enterprises to extend their business process automation, management and integration efforts and will offer increased efficiencies to our current and new customers worldwide.

•

New Integration Products Based On Our Core Technology.  The focus of the iBOLT integration product family will be to serve the needs of medium and small enterprises implementing applications that require connectivity to and reuse of existing enterprise assets. iBOLT illustrates our commitment to providing enterprise-class development and customization tools, performance and scalability, with a heightened focus on providing affordable application integration solutions including extensions to disparate systems such as legacy, ERP, CRM, and SCM, multiple data sources and other home grown solutions. The new framework is specifically designed to meet demanding application integration requirements of current and future applications and directly builds on our substantial experience and track record in this field.

•

Increase Strategic Relationships with Integration Specialists.  Leading consulting companies and systems integrators are refocusing their efforts toward helping customers extend their business systems by leveraging integration technologies.  We offer these firms the integration and development technology that enterprises are demanding. We will intend to join forces with system integrators who focus on the mid-market and to enter into reseller partnerships with complementary technology vendors to provide integration functionality to a broader customer base.

•

Enhance Global Team Providing Support.  We will continue to enhance our worldwide service team so that customers will receive immediate access to technical support during disparate business hours around the world to ensure efficient problem recovery and the continuity of business. The support mechanism is transparent to customers, as incoming queries are automatically routed to the most appropriate support center.

Products

Magic Technologies

eDeveloper.  Our core technology, eDeveloper, is based on a revolutionary programming paradigm that eliminates wasted time and repetition from the development cycle. This paradigm maximizes manpower productivity and other resources that enable developers to easily and rapidly create highly functional, scalable and portable business applications tailored to meet the most demanding requirements.

Based on a visual table-driven programming methodology, eDeveloper allows developers to quickly create and easily modify applications by filling in forms and tables that define data structures, business rules and program logic. This methodology does not require developers to write any program code, significantly reducing development time and programming errors.

eDeveloper is built around the concept of a smart application engine that provides unique platform and database independence for Web and client/server development. eDeveloper integrates with standard computing architectures, including J2EE and .Net and can act as the bridge between these and other diverse standards such as XML and Web Services. Applications developed with eDeveloper interact and integrate with advanced J2EE application servers, such as IBM’s WebSphere. eDeveloper enables these applications to also be deployed as Web Services. We released eDeveloper Version 9.2 in December 2001, Version 9.3 in July 2002 and Version 9.4 in March 2003.

Customer results have proven that eDeveloper can deliver solutions over 50% quicker then standard development environments, greatly increasing time-to-market and return on investment, or ROI, from the development effort. In addition, eDeveloper significantly reduces maintenance time and costs. Our research and development teams continue to develop and integrate new technologies into eDeveloper to ensure that our customers have the best development environment available on the market today.

iBOLT Integration Suite.  Our iBOLT Integration Suite is an enterprise application integration platform targeted at mid-sized organizations, a considerably underserved market in today's hot EAI space. iBOLT is based on existing eDeveloper and connectivity technology. When we realized that most of our customers were using our development environment for application development and integration, we began to add the necessary components to make our solution a stand alone EAI environment.

iBOLT Integration Suite provides mid-sized organizations with an affordable platform for integrating many of their existing business-critical applications. In most cases, companies can purchase licenses for iBOLT Integration Suite that include development, staging, and production environments for less than $100,000, an important differentiation from other EAI environments that are cost-prohibitive for the mid-sized organization. Companies in vertical markets ranging from manufacturing to insurance and financial services can use iBOLT technology to market their product catalogs available to customers via Web interfaces, to subscribe to investment funds via the Web, and to integrate seven separate applications (including legacy) that comprise a distribution system.

As a comprehensive suite for application integration, iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment.  It includes support for business process management, monitoring and real time reporting.  In addition, iBOLT is able to directly tackle the challenge of rapidly responding to changing business requirements with our eDeveloper technology.

iBOLT provides integration and connectivity capabilities that include database interoperability, the ability to work with multiple databases in the same process, and the capacity to deploy on a range of systems on varied platforms. iBOLT also includes an assortment of smart connectors and adapters and ready-to-use components.

Seamless interfaces are provided with iBOLT for messaging and middleware technologies, such as XML, Web services, Websphere, MQ, JMS, MSMQ, J2EE and .NET platforms. iBOLT integration solutions can be deployed on Windows, most UNIX platforms including AIX, HP-UX and Solaris, Linux, and on the IBM iSeries.

iBOLT supports most combinations of integration architectures such as network, bus or hub and spoke, with messaging models including publish and subscribe, request and reply and transaction integrity.

Magic Applications

Magic eMerchant.  Magic eMerchant is a customizable business platform that combines business solutions for supply chain management with a powerful virtual order center.  Magic eMerchant delivers enterprise-level processing power and security along with rapid integration with back-end systems, and can be easily customized to fit an organization's business rules.  Magic eMerchant enables customization to specific business logic and processes, personalized pricing, order templates and catalogs, and robust security.  It provides sophisticated product configuration capabilities and a multi-tiered architecture to support multiple business units, stores, outlets and branches – features that are unique in its price category.

CRM Applications.  We have developed CRM applications for online customer service and content center management, which will assist companies to provide superior service and information flow in acquiring, developing and retaining their customer base. Superior customer experience will be provided by our comprehensive solutions, which will allow users to provide customers with consistent, accurate and relevant information.

•

Magic eContact.  Magic eContact manages all aspects of a contact center, from sales and marketing to customer care and support. We believe that Magic eContact is one of the most rapid-to-implement contact center systems available on the market. Magic eContact provides contact center agents with the professional tools needed to efficiently and cost-effectively manage customer interactions, including the ability to drive targeted marketing campaigns in rapid response to market changes.  We released Magic eContact Version 2.5 in May 2002.

•

Magic eService.  Magic eService is an Internet-based customer service management system. With Magic eService, customers are able to find solutions on their own, using a sophisticated scripted online help-desk or the knowledge base of tech notes and previously offered customer solutions, or they can interact with customer service agents by opening a service request directly on the Internet site and tracking it to completion. Customers are able to track their service requests via the Internet site or via automatic notification by e-mail. Communications between customers and service agents are saved in the Magic eService system.  Magic eService is wireless application protocol-enabled.

Magic Software Vertical Solutions

Some of our subsidiaries develop, market, and support vertical applications, including long-term care, criminal justice, and multi-facility car- and truck-rental management solutions.

Hermes (formerly Magic eCargo). Designed expressly for the cargo industry, Hermes is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs. Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of charging, collecting fees and invoicing.

Advanced Answers on Demand, Inc. develops and markets application software targeted at the long-term care industry. Its comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted-living facilities, continuing-care retirement communities, and home-health and rehabilitation agencies.

Magic Rental Technologies Ltd. develops, markets, and sells Carpro Systems™, a solution that includes more than 90% of the functions usually required by multi-facility car- and truck-rental and leasing companies worldwide. Carpro Systems can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

Nextstep Infotech PVT. Ltd.  develops and markets Cheq Mate™, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit, and portfolio management in the Indian market.

Access Data (Magic) Inc. provides a comprehensive software suite for managing law enforcement, fire, communications, corrections/detention, emergency service and judicial agencies throughout the United States. On March 31st 2003 we sold our holdings in Access Data (Magic) Inc.

CoreTech Consulting Group LLC is an information technology-consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning, and implementation services, and supplemental staffing.

Services

Professional Services.  We provide a broad range of consulting and software development project management services to customers developing and deploying distributed and Internet applications with the eDeveloper technology. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of eDeveloper and iBolt projects through knowledge transfer. Our consultants provide a value-added service on large development projects supporting existing teams in the design or implementation cycle, and maximizing the utilization of resources in large development environments. The consultants help developers design prototype applications. Program components written by our consultants may also be added onto existing programs or programs in development. We also offer consulting services in rapid prototyping, multi-platform integration and migration to more efficient environments. Specialized consultants are also available to assist customers in all facets of migration from host character-based applications to distributed and Internet applications.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form joint ventures with our Magic solution providers and distributors to deliver successful solutions in focused market sectors. We promote these solutions and help tailor them to enterprises. An integration of the know-how from a particular market sector with local expertise has proven to both save time and enable building solutions that better meet customers' needs.

Maintenance.  We offer our customers annual maintenance contracts providing for upgrades and new versions of our products for an annual fee.

Technical Support.  We believe that a high level of customer support is important to the successful marketing and sale of our products. Our in-house technical support group provides training and post-sale support. We believe that effective technical support during product evaluation as well as after the sale has substantially contributed to product acceptance and customer satisfaction and will continue to do so in the future.

We instituted an online support system for the Magic community in the United States and Canada, which provides members of the Magic community with the ability to instantaneously enter, confirm and track support requests via the Internet. Magic eService was implemented by our technical support organization as a virtual support center which provides support to Magic solution providers and end-users worldwide.

Training.  We conduct formal and organized training through our Magic University. Magic University staff members have developed several courses, each of which includes trainer and student guidebooks. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training. Magic University also assists our professional services managers in designing and implementing custom-made client-site courses. These courses are conducted by certified instructors who are either our employees or employees of our distributors.  In addition, we have been utilizing web-based training and demos more frequently for our employee training and customer demos.

In 2002 we launched a free web based training initiative for eDeveloper. The web training provides developers with a free evaluation version of eDeveloper, a 40-hour web based training course "Fundamentals of eDeveloper Programming" as well as three months of free technical support.

Customers, End-Users and Markets

We market and sell our products and services in approximately 50 countries worldwide. Industries that are significantly represented in our Magic community base include finance, retail, media,  telecommunications, manufacturing, tourism, and government agencies.  Our eDeveloper technology is used by a wide variety of developers that can be generally divided into two distinct segments: those performing in-house development (corporate information technology departments) and Magic solution providers that perform development for third parties. Magic solution providers include large system integrators that use our eDeveloper technology in large customized system projects and smaller independent Magic solution providers that generally perform development work for small to medium sized business clients. Magic solution providers that are packaged software publishers use our Magic technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

Among the thousands of end-users of our eDeveloper technology are the following organizations: Merrill Lynch, American Express, Mutual of Omaha, Allstate Insurance, Bank of France, Carey International, Cap Gemini Finance, JP Morgan, Club Med, Financial Times, Hitachi, Hutchison Telecom, Kodak, Matsushita, McKesson HBOC, Minolta, Nestle, Philip Morris, Steelcase, Adidas-Salomon, State of Washington, John Menzies Distribution and World Cargo, Athlon Group, Marconi, Compass Group PLC, United Utilities, Phoenix Police Department, the Hungarian  Government and the United Nations.

Sales, Marketing and Distribution

We market and support our products primarily through our own direct sales force in Europe, India, Israel, Japan and the United States and through a network of distributors and Magic solution providers in those countries and a variety of other countries in Asia and Latin America. We sell and support our products directly in Israel, through our subsidiaries in France, Germany, Hungary, India, Italy, Japan, the Netherlands, Spain, the United Kingdom and the United States, and through local distributors elsewhere.

Sales.  We maintain a direct sales force in the field for pursuing large accounts. They carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle.  At March 31, 2003 we had approximately 86 direct sales personnel in the field and a group of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support most of these sales persons. Sales efforts are targeted to large enterprises performing internal application development and Magic solution providers that use Magic technology to develop solutions for their customers.  We also employ an in-house telesales staff to sell to small and medium sized accounts and to generate and qualify leads for larger accounts.

Some larger Magic solution providers may also resell development systems when selling sophisticated applications requiring on-site development, maintenance, and diagnostics. We carry out marketing activities with our Magic solution providers, such as publishing solutions directories and newsletters. We have a marketing program that supports Magic solution providers by providing a wide range features and advantages in the areas of application development, sales and marketing to them.

Distributors.  In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary.  A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language.  The distributors also translate our marketing literature and technical documentation.  Distributors must undergo our program of sales and technical training.  Marketing, sales, training, consulting, product and client support are provided by the local distributor.  We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts.  We have 35 distributors, most of whom also act as Magic solution providers.

Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of exhibitions, advertising and public relations, attendance at trade shows and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars.  We also devote substantial efforts to marketing our products on the Internet.  We regularly advertise our products in prominent trade publications.  These activities are intended both to maintain the general public awareness of the products and to generate sales leads.  We participate in many major industry trade shows and fairs worldwide.  We conduct the distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.  These events are conducted approximately once a year.

In order to foster improved relationships with our Magic solution providers, we sponsor periodic events and other marketing programs and activities.  On our corporate Internet site, we host an online solutions directory which highlights applications developed by our Magic solution providers and an information sharing section which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences.  Magic Magazine, a publication that has been developed as a public relations activity, is produced quarterly and distributed to the Magic community and potential customers, includes articles that highlight our Magic solution providers.

Strategic Alliances

The important strategic alliances formed by us to date include:

IBM.  During 2002, we continued to work closely with IBM as an Advanced Partner of IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software. eDeveloper and iBolt support application development and deployment for the IBM iSeries and AS/400,  xSeries, pSeries and zSeries platforms.

In the past, we have received the highest approval rating from IBM Alliance Shareholder/400 technical teams in Rochester for our adherence to IBM’s e-business framework.  The “Level Four” certification signifies that we are one of few elite companies able to demonstrate our support for several different servers using standards established by IBM.  This key accomplishment helps foster our continued business relationship with IBM throughout the world. IBM has also awarded us with its ServerProven® certification for our eDeveloper product following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs.

During 2002 we carried out various campaigns in conjunction with IBM including a campaign to provide users with a smooth migration path from the HP e3000 to IBM eServer platforms. We carried out a channel expansion campaign and enhanced our Magic Solution Partners program to recruit new partners. During 2002 we also signed an agreement with IBM according to which we will market and sell IBM’s DB2 database environment, in conjunction with eDeveloper.

Oracle.  As an Oracle Alliance member, we work closely with Oracle to provide gateways from our Magic technology to Oracle's database.  As part of our relationship, we have the ability to obtain special development and marketing support including licenses, technical assistance and cooperative marketing.

Pervasive Software.  We have a strategic alliance with Pervasive Software to develop and market a bundled product comprised of Pervasive's Scalable SQL and database engines and our eDeveloper technology.  The alliance provides for joint technical development and product integration, international co-marketing and channel development programs.

Software AG.  During 2002 we initiated a partnership with Software AG to enable XML connectivity for iSeries applications.  Software AG is Europe's largest systems software provider and a pioneer in XML technologies.  The combination of the strength of eDeveloper with the power of Software AG's Tamino XML Server, provides a powerful technological environment for building and enabling iSeries applications to take advantage of XML and cross-platform data transfer.  In addition, existing iSeries applications can be upgraded, modernized and XML-enabled, increasing the value and life span of existing applications.

Competition

The markets for our eDeveloper and iBolt technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements.  These markets are therefore highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and may lose market share to our competitors.  The principal competitors in the market for our eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Oracle, Compuware, Lansa and packaged applications such as SAP, and PeopleSoft.  The principal competitors in the market for our iBolt Integration Suite are companies such as WenMethods, Tibco, Seeburger, Microsoft BizTalk (although we also complement this environment), Axway and Mercator. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

Most of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them.  These competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. These competitors may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products or bundle their products into existing products in a manner that renders our technology partially or fully obsolete, thereby discouraging customers from purchasing our technology or applications.

We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability and, to a lesser degree, price.

Intellectual Property

We do not hold any patents and rely upon a combination of copyright, trademark, trade secret laws and contractual restrictions to protect our rights in our software products.  Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names.  Also, our key employees and independent contractors and distributors are required to sign non-disclosure and secrecy agreements.

We provide our products to customers under a non-exclusive, non-transferable license. Usually, we have not required end-users of our products to sign license agreements.  However, in the case of large accounts, site license agreements are often required to be signed by the end-users. Generally, a "shrink wrap" license agreement is included in the product packaging which explains that by opening the package seal, the user is agreeing to the terms contained therein. It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in Canada, France, Germany, Israel, Italy, Luxembourg, the Netherlands, Poland, Portugal, Romania, Slovakia, South Africa, Spain, Switzerland, Thailand and the United States.  Other registrations are pending in Argentina, Brazil, India, the United Kingdom and the United States.  Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We do not believe that patent laws are a significant source of protection for our products. Copyright registration for software is available in the United States and Japan.  We have registered a copyright for our software in the United States and Japan.  Also, we have registered copyrights for some of our manuals in the United States and have acquired ISBN numbers for some of our manuals. Our copyrights expire 70 years from date of first publication. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.

Since the software industry is characterized by rapid technological changes, the policing of the unauthorized use of software is a difficult task and software piracy is expected to continue to be a persistent problem for the packaged software industry. As there can be no assurance that the above-mentioned means of legal protection will be effective against piracy of our products, and since policing unauthorized use of software is rather difficult, software piracy can be expected to be a persistent potential problem.

We believe that, because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

C.

ORGANIZATIONAL STRUCTURE

We are a member of the Formula Systems (1985) Ltd. Group (Nasdaq: FORTY).  Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.  In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market.  Formula Systems, an Israeli corporation, beneficially owns a 55.5% equity interest in our ordinary shares.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, LLC	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Magic Rental Technologies International Ltd.	Israel	75%
Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag	Hungary	74%
Magic Software (Thailand) Corp. Ltd (1)	Thailand	70%
Advanced Answers on Demand, Inc.	U.S.	63%
Access Data Corporation, Inc (1).	U.S.	56%
Betagro Software and Services Ltd (1).	Thailand	51%
Nextstep Infotech Prt. Ltd.	India	51%

______________________

(1) Sold in 2003

D.

PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters and principal administrative, finance, marketing and sales and research and development operations are located in an office building of approximately 34,000 square feet that we own in Or Yehuda, Israel, a suburb of Tel Aviv.  The building was constructed on a parcel of land leased from the Israel Land Authority.  The lease expires in 2040 and can be renewed for an additional period of 49 years.

Our Hungarian subsidiary owns a 9,830 square foot building in Budapest, Hungary.

Our U.S. subsidiaries lease approximately 24,150 square feet of office space in Irvine, California, King of Prussia, Pennsylvania, Fort Lauderdale, Florida, and Wisconsin with lease terminations ranging from July 2002 through August 2004.  In addition, our subsidiaries also lease office space aggregating approximately 53,000 square feet in Paris France; Munich, Germany; Milan, Italy; Houten, the Netherlands; Madrid, Spain; Bracknell, U.K; Hertzliya, Israel Pune, India and Tokyo, Japan.

In the year ended December 31, 2002, we invested $15,000 in building and leasehold improvements, $510,000 in computers and peripheral equipment and $18,000 in office furniture and equipment.

ITEM 5

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

The following discussion and analysis is based and should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information included elsewhere in this annual report.

Overview

We develop, market and support our Magic software development and deployment technology. Our Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. During 1999, we expanded our business to include the sale of applications developed using Magic technology. These applications are designed for e-Business, CRM and other enterprise uses.  Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries.  We also provide maintenance and technical support as well as professional services to the Magic community.

We began operations in 1983 and completed an initial public offering of our ordinary shares in the United States in August 1991.

In 1999, we implemented our strategy of providing both Magic technology and applications through acquisitions of some of our distributors and Magic solution providers. Accordingly, in 1999 we acquired interests or increased our ownership interests in our distributors or Magic solution providers in Australia, Canada, Hungary, India, Japan, Thailand and the United States. Our Japanese subsidiary acquired the distribution rights for our products in Japan from our previous distributor, Wacom Co. Ltd. As a result, we now consolidate all of the sales of our Japanese subsidiary, Magic Software Japan, in our revenues rather than as the royalty percentage we received in the past. In addition, our sales also increased as a result of our enhanced focus on the development and sale of applications. As a result, we generated record revenues and profits in each of the quarters of 1999.

In the first quarter of 2000, we completed a follow-on offering of 4,000,000 of our ordinary shares in the United States at $25.00 per share.  Of these shares, 3,500,000 ordinary shares were offered by us and 500,000 ordinary shares were offered by our major shareholder, Formula Group (1985) Ltd.  Our net proceeds from the offering, after deducting the underwriting discount and expenses, were $79.6 million.

We paid a one-time cash dividend of $11,882,474 in March 2003. In addition as of March 31, 2003, we have purchased 1,053,388 ordinary shares in the open market as part of a previously announced share repurchase program at an aggregate cost of $5.8 million.

Recent Accounting Pronouncements

The Financial Accounting Standards Board recently issued Statement of Financial Accounting Standards ("SFAS") No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 improves financial reporting by requiring that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. Adoption of SFAS 146 is not expected to have a material effect on the Company's financial position or operating results.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

Our consolidated financial statements are stated in U.S. dollars, the currency of our primary economic environment and our functional and reporting currency, and prepared in accordance with generally accepted accounting principles in the United States. Nevertheless, we conduct our operations in the local currencies of the countries in which many of our subsidiaries are located. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are included in accumulated other comprehensive loss in shareholders' equity.

The significant accounting policies listed in Note 2 of our financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operation under generally accepted accounting principles are discussed below.

Investments in Other Companies.  Investment in non-marketable securities of companies in which we hold less than 20% are recorded at the lower of cost or estimated fair value, since we do not have the ability to exercise significant influence over operating and financial policy of the affiliate.  Our investments in companies over which we can exercise significant influence or  entities in which we hold 20% to 50% of ownership or voting rights, are presented using the equity method of accounting.

Property and Equipment.  Property and Equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the depreciation rates described in Note 2.

Impairment for long-lived assets. Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

Other Assets.  Other assets, comprised of distribution rights and know-how, are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives that is three years for distribution rights and eight years for know-how. As of December 31, 2001 based on our managements' most recent analysis, impairment losses have been identified in the amount of $1,279 thousand. As of December 31, 2000 and 2002, no impairment losses have been identified.

Goodwil. Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, and was amortized until December 31, 2001, on a straight-line basis over 10 years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") goodwill acquired in a business combination for which the date is on or after July 1, 2001, shall not be amortized.

The carrying value of goodwill and the appropriateness of the amortization periods is periodically reviewed by our management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period. If this review indicates that goodwill and distribution rights will not be recoverable, the carrying value of the goodwill is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, impairment losses in respect of goodwill in the total amount of $ 17,529 have been identified and recorded.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, asset value, and market multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. We completed our first phase impairment analysis related to the adoption of SFAS No. 142 during the first quarter of 2002 and our annual test during the fourth quarter of 2002 and found no instances of impairment of our recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by us.

Revenue Recognition.  To date, we have derived our revenues from licensing the rights to use our software, maintenance and technical support and providing professional services.  We sell our products primarily through our direct sales force and indirectly through distributors.

We account for software sales in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition," as amended. SOP 97-2, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.  We have adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, also when all SOP 97-2 criteria are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.  We generally do not grant a right of return to our customers.

Maintenance and technical support revenue included in multiple element arrangement is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.  The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the software services is recognized as the services are performed. To date, we had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts," using contract accounting on a percentage of completion method, based on inputs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.  As of December 31, 2002 no such estimated losses were identified.

Concentrations of Credit Risk.  Financial instruments which potentially subject our company and our subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, and trade receivables.  Our cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold our investments are financially solid, and accordingly, minimal credit risk exists with respect to these investments.  Our trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia, Japan and Israel. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection.

Significant Expenses

Cost of Revenues.  Cost of revenues for software sales consists primarily of software production costs royalties and licenses payable to third parties, and amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses and other related costs.

Research and Development Expenses, Net.  Research and development costs consist primarily of salaries of employees engaged in on-going research and development activities and other related expenses. Grants for research and development and the capitalization of software development costs are applied as reductions to gross research and development costs to calculate net research and development expenses.

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2000	2001	2002
	(U.S. dollars in thousands)
Gross research and development costs	$13,031	$12,001	$6,629
Less capitalization of software development costs	(7,084)	(4,454)	(1,293)
Research and development expenses, net	$5,947	$7,547	$5,336

Research and development expenses are charged to income as incurred until technological feasibility is established. Technological feasibility is established upon completion of a detailed program design. Expenses incurred between the completion of the working model and the point at which the product is ready for general release are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Capitalized software costs are amortized on a product-by-product basis.  The annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization begins when the product is available for general release to customers.

In the years 1999 through 2002, we did not submit any applications for grants to the Israeli Office of the Chief Scientist.  We believe that the current policy of the Office of the Chief Scientist with respect to research and development grants is not beneficial to us and, therefore, have no intention to seek additional grants under the current policy.  See Item 10E. Taxation¾ Grants under the Law for the Encouragement of Industrial Research and Development, 1984."

Selling and Marketing Expenses, Net.  Selling and marketing expenses consist primarily of compensation and related expenses for sales and marketing personnel, sales commissions, marketing programs, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses. Selling and marketing expenses are presented net of marketing grants received from the Government of Israel.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

Financial Income Net. Financial income consists of interest on cash and cash equivalent balances, and currency translation gains.  This income is offset in part by financial expenses consisting of interest expense and currency translation expense adjustments.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2000	2001	2002
Revenues:
Software	29.8%	24.9%	25.2%
Applications	16.0	14.6	12.3
Maintenance and technical support	12.6	14.3	18.1
Professional services	26.6	46.2	44.4
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	4.0	5.5	5.5
Applications	2.2	3.1	3.9
Maintenance and technical support	4.7	5.7	6.8
Professional services	26.6	33.4	32.1
Total cost of revenues	37.5	47.7	48.3
Gross profit	62.5	52.3	51.7
Operating expenses:
Research and development, net	6.6	9.9	8.9
Selling and marketing, net	29.2	25.9	22.9
General and administrative	23.4	35.0	28.2
Restructuring and other non-recurring costs	2.7	8.6	1.9
Impairment expenses	—	26.2	-
Total operating expenses	61.9	105.6	61.9
Operating income (loss)	0.6	(53.3)	(10.2)
Capital loss	0.7	2.9	-
Financial income, net	(2.7)	(0.8)	(1.6)
Income (loss) before income taxes	2.6	(55.4)	(8.6)
Income taxes	(0.5)	(0.2)	(0.7)
Equity in earnings (losses) of affiliates	(0.1)	—	(0.1)
Minority interest in (earnings) losses of consolidated subsidiaries	0.8	0.2	0.0
Net income (loss)	1.0%	(5.6)%	(9.4)%

Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

Revenues.  Total revenues decreased 21.7% to $60.0 million in 2002 from $76.6 million in 2001.  Software sales decreased 20.8% to $15.1 million in 2002 from $19.1 million in 2001.  This decrease was principally attributable to the prevailing tough economic environment in our markets and a slowdown in corporate spending on information technology in 2002. For the same reason, revenues from applications decreased 33.9% to $7.4 million in 2002 from $11.2 million in 2001.  Revenues from maintenance and technical support decreased 0.9% to $10.9 million in 2002 from $11.0 million in 2001.  Revenues from professional services decreased 24.6% to $26.6 million in 2002 from $35.3 million in 2001.

Cost of Revenues.  Cost of revenues decreased 20.5% to $29.0 million in 2002 from $36.5 million in 2001. Cost of revenues for software sales decreased 21.4% to $3.3 million in 2002 from $4.2 million in 2001.  Cost of revenues for applications decreased 4.2% to $2.3 million in 2002 from $2.4 million in 2001.  Cost of revenues for maintenance and technical support decreased 4.7% to $4.1 million in 2002 from $4.3 million in 2001.  Cost of revenues for professional services decreased 25.0% to $19.2 million in 2002 from $25.6 million in 2001.

Gross Profit.  Gross profit decreased 22.5% to $31.0 million in 2002 from $40.0 million in 2001.  Our gross margin, or gross profit as a percentage of total revenues, on software sales remained at 78.1% in 2002 similar to 2001.  Our gross margin on applications decreased to 68.3% in 2002 from 78.6% in 2001.  Our gross margin on maintenance and technical support was 62.3% in 2002 and 60.4% in 2001, and our gross margin on professional services increased to 27.8% in 2002 from 27.4% in 2001.

Research and Development Expenses, Net.  Total research and development expenses decreased 45.5% to $6.6 million in 2002 from $12.1 million in 2001. Net research and development expenses decreased 29.3% to $5.3 million in 2002 from $7.5 million in 2001.  We did not receive any grants from the Israeli Office of the Chief Scientist in either 2002 or 2001, nor did we accrue any grants from BIRD-F.  See - Research and Development, Patents and Licenses.  At December 31, 2002, we employed 143 persons in research and development, of which 54 persons were based in our research and development facility in India.  Net research and development expenses as a percentage of revenues decreased to 8.9% in 2002 from 9.9% in 2001.  We expect that our gross research and development costs as a percentage of revenues will increase for the foreseeable future.

Selling and Marketing Expenses, Net.  Selling and marketing expenses decreased 30.3% to $13.8 million in 2002 from $19.8 million in 2001 reflecting our efforts to reduce costs in light of the prevailing poor economic condition and the decrease in our operations.  Selling and marketing expenses as a percentage of revenues decreased to 22.9% in 2002 from 25.9% in 2001.

General and Administrative Expenses.  General and administrative expenses decreased 36.9% to $16.9 million in 2002 from $26.8 million in 2001.  The decrease was primarily attributable to the fact that in 2002 we did not record any goodwill amortization expenses according to the implementation of SFAS 142as well as to improved efficiency and costs savings.

Restructuring and Other Non-Recurring Costs.  We incurred restructuring costs of $1.1 million in 2002 and $6.6 million in 2001 in connection with the world wide restructuring of our company.

Impairment Expenses.  We had no impairment expenses in 2002.  Impairment expenses amounted to $20.1 million in 2001 as a result of a reduction in our recorded goodwill that resulted from acquisitions we made over the years.

Financial Income, Net.  Our financial income increased to $1.0 million in 2002 from $0.6 million in 2001, principally as a result of currency exchange rate gains and interest on our cash deposits.

Income Taxes.  We incurred income taxes of $0.4 million in 2002 and $0.2 million in 2001.  These taxes are primarily attributable to taxes paid in the United States.

Equity in Losses of Affiliates.  In 2002, we recognized a loss of $0.11 million, while there was no loss in 2001.

Minority Interest in Profits (Losses) of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits of some of our majority owned subsidiaries.  In 2002, we recognized earnings from the losses of minority interest of $0.01 million of our subsidiaries as compared to a loss of $0.18 million in 2001.

Net Income (Loss).  As a result of the foregoing, we reported net loss of $5.7 million or $0.19 per share for the year ended December 31, 2002 as compared to a net loss of $42.8 million or $1.45 per share for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

Revenues.  Total revenues decreased 15.2% to $76.6 million in 2001 from $90.3 million in 2000.  Software sales decreased 29.0% to $19.1 million in 2001 from $26.9 million in 2000.  This decrease was principally attributable to the shift in our focus to sales of applications.    Revenues from applications decreased 22.3% to $11.2 million in 2001 from $14.4 million in 2000, as a result of the market slowdown.  Revenues from maintenance and technical support decreased 2.7% to $11.0 million in 2001 from $11.3 million in 2000 mainly as a result of the decrease in our software sales.  Revenues from professional services decreased 6.1% to $35.3 million in 2001 from $37.6 million in 2000.  This reduction principally resulted from the slowdown in the U.S. economy.

Cost of Revenues.  Cost of revenues increased 7.7% to $36.5 million in 2001 from $33.9 million in 2000. Cost of revenues for software sales increased 16.7% to $4.2 million in 2001 from $3.6 million in 2000.  Cost of revenues for applications increased 20.0% to $2.4 million in 2001 from $2.0 million in 2000.  Cost of revenues for maintenance and technical support increased 2.4% to $4.3 million in 2001 from $4.2 million in 2000.  Cost of revenues for professional services increased 6.7% to $25.6 million in 2001 from $24.0 million in 2000.

Gross Profit.  Gross profit decreased 29.0% to $40.0 million in 2001 from $56.4 million in 2000.  Our gross margin, or gross profit as a percentage of total revenues, on software sales decreased to 78.1% in 2001 from 86.5% in 2000.  Our gross margin on applications decreased to 78.6% in 2001 from 86.1% in 2000.  Our gross margin on maintenance and technical support was 60.4% in 2001 and 63.0% in 2000, and our gross margin on professional services decreased to 27.4% in 2001 from 36.1% in 2000.

Research and Development Expenses, Net.  Total research and development costs decreased 7.5% to $12.1 million in 2001 from $13.0 million in 2000.  Net research and development expenses increased 27.1% to $7.5 million in 2001 from $5.9 million in 2000 mainly as a result of the development of new applications and the eDeveloper.  We did not receive any grants from the Israeli Office of the Chief Scientist in either 2001 or 2000, nor did we accrue any grants from BIRD-F.  At December 31, 2001, we employed 154 persons in research and development, of which 49 persons were based in our research and development facility in India.  Net research and development expenses as a percentage of revenues increased to 9.9% in 2001 from 6.6% in 2000.  We expect that our gross research and development costs as a percentage of revenues will increase for the foreseeable future.

Selling and Marketing Expenses, Net.  Selling and marketing expenses decreased 25.0% to $19.8 million in 2001 from $26.4 million in 2000, mainly due to our transition towards applications’ sales and the implementation of our acquisition strategy.  Selling and marketing expenses as a percentage of revenues decreased to 25.9% in 2001 from 29.2% in 2000.

General and Administrative Expenses.  General and administrative expenses increased 27.0% to $26.8 million in 2001 from $21.1 million in 2000.  The increase was primarily attributable to depreciation and amortization of goodwill.  We expect that general and administrative expenses will increase in the future, but will decrease as a percentage of revenues as a result of continued growth in our operations.

Restructuring and Other Non-Recurring Costs.  We incurred restructuring costs of $6.6 million in 2001 in connection with our U.S. and European operations.  In 2000, we incurred restructuring costs of $2.5 million in connection with employee termination expenses, management changes and the consolidation of certain job responsibilities worldwide.

Impairment Expenses.  Impairment expenses amounted to $20.1 million in 2001.  These expenses are a result of a reduction in our recorded goodwill that resulted from acquisitions we made over the years.

Financial Income, Net.  Our financial income decreased to $0.6 million in 2001 from $2.4 million in 2000, principally as a result of the decrease in our cash and cash equivalents and lower interest income as a result.

Income Taxes.  We incurred income taxes of $0.2 million in 2001 and $0.5 million in 2000.  These taxes are primarily attributable to taxes paid in Japan, Israel, France and India.

Equity in Earnings (Losses) of Affiliates.  In 2001, we did not recognize any profit from our minority interests as compared to a loss of $0.1 million in 2000.

Minority Interest in Profits of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits of some of our majority owned subsidiaries.  In 2001, we recognized minority interest of $0.2 million from the income attributed to the minority shareholders of our subsidiaries as compared to $0.8 million in 2000.

Net Income (Loss).  As a result of the foregoing, we reported net loss of $42.8 million or $1.45 per share for the year ended December 31, 2001 as compared to net income of $0.9 million or $0.03 per share for the year ended December 31, 2000.

Quarterly Results of Operations

The following tables set forth unaudited quarterly results of operations in U.S. dollars and as a percentage of revenues for each of the nine fiscal quarters ended December 31, 2002.  We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated.  The results of operations for any quarter are not necessarily indicative of results for any future periods.

	Three months ended
	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002
	(U.S. dollars in thousands)
Revenues:
Software	$5,286	$4,579	$4,931	$4,314	$3,971	$4,143	$3,446	$3,575
Applications	1,871	3,066	3,206	3,069	2,307	1,874	1,921	1,253
Maintenance and technical support	2,766	3,106	2,707	2,378	2,672	2,674	2,769	2,767
Professional services	10,092	9,439	8,097	7,656	7,802	6,979	5,685	6,166
Total revenues	20,015	20,190	18,941	17,417	16,752	15,670	13,821	13,761
Cost of revenues:
Software	1,039	1,023	1,073	1,052	790	730	718	1,079
Applications	465	639	644	651	570	479	569	716
Maintenance and technical support	1,085	1,053	1,039	1,157	1,041	1,069	966	1,024
Professional services	7,590	6,088	6,216	5,728	4,937	4,941	4,603	4,758
Total cost of revenues	10,179	8,803	8,972	8,588	7,338	7,219	6,856	7,577
Gross profit	9,836	11,387	9,969	8,829	9,414	8,451	6,965	6,184
Operating expenses:
Research and development, net	1,841	1,808	1,783	2,115	1,443	1,272	1,299	1,322
Selling and marketing, net	5,133	5,353	4,407	4,928	3,949	3,806	3,204	2,800
General and administrative	6,924	6,564	6,284	7,006	3,792	4,047	4,527	4,570
Restructuring and other non-recurring costs	3,300	-	394	2,919	-	-	-	1,123
Impairment expenses	-	-	-	20,081	-	-	-
Total operating expenses	17,198	13,725	12,868	37,049	9,184	9,125	9,030	9,815
Operating income (loss)	(7,362)	(2,338)	(2,899)	(28,220)	230	(674)	(2,065)	(3,631)
Financial income (expenses), net	(30)	(4)	557	52	67	443	63	383
Capital loss (income)	2,219	-	-	(20)	-	-	-	-
Income (loss) before income taxes	(9,611)	(2,342)	(2,342)	(28,148)	297	(231)	(2,002)	(3,248)
Income taxes	(62)	(193)	(146)	233	192	77	68	47
Equity in earnings (losses) of affiliates	-	-	-	-	-	-	-	(108)
Minority interest in losses (earnings) of consolidated subsidiaries	266	(483)	(92)	134	46	63	85	(115)
Net income (loss)	$(9,407)	$(3,018)	$(2,580)	$(27,781)	$151	$(371)	$(2,155)	$(3,288)

	Three months ended
	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002
	(As percentage of total revenues)
Revenues: Software	26.4%	22.7%	26.0%	24.8%	23.7%	26.4%	24.9%	26.0%
Applications	9.3%	15.2%	16.9%	17.6%	13.8%	12.0%	13.9%	9.1%
Maintenance and technical support	13.8%	15.4%	14.3%	13.7%	16.0%	17.1%	20.0%	20.1%
Professional services	50.5%	46.7%	42.8%	43.9%	46.5%	44.5%	41.2%	44.8%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues: Software	5.2%	5.0%	5.7%	6.0%	4.7%	4.7%	5.2%	7.8%
Applications	2.3%	3.2%	3.4%	3.7%	3.4%	3.1%	4.1%	5.2%
Maintenance and technical support	5.4%	5.2%	5.5%	6.6%	6.2%	6.8%	7.0%	7.4%
Professional services	37.9%	30.2%	32.8%	32.9%	29.5%	31.5%	33.3%	34.7%
Total cost of revenues	50.8%	43.6%	47.4%	49.2%	43.8%	46.1%	49.6%	55.1%
Gross profit	49.2%	56.4%	52.6%	50.8%	56.2%	53.9%	50.4%	44.9%
Operating expenses:
Research and development, net	9.2%	9.0%	9.4%	12.1%	8.6%	8.1%	9.4%	9.6%
Selling and marketing, net	25.8%	26.5%	23.3%	28.3%	23.6%	24.3%	23.2%	20.3%
General and administrative	34.6%	32.5%	33.2%	40.2%	22.6%	25.8%	32.7%	33.2%
Restructuring and other non- recurring costs	16.4%	-	2.1%	16.7%	-	-	-	8.2%
Impairment expenses	-	-	-	115.5%	-	-	-	-
Total operating expenses	86.0%	68.0%	68.0%	212.8%	54.8%	58.2%	65.3%
Operating income (loss)	(36.8)%	(11.6)%	(15.4)%	(162.0)%	1.4%	(4.3)%	(14.9)%	(26.4)%
Financial income (expenses), net	0.1%	-	2.9%	0.3%	0.4%	2.8%	0.4%	2.8%
Capital loss	11.1%	-	-	-	-	-	-	-
Income (loss) before income taxes	48.0%	11.6%	(12.4)%	(161.6)%	1.8%	(1.5)%	(14.5)%	(23.6)%
Income taxes	(0.3)%	(0.9)%	(0.8)%	1.3%	1.1%	0.5%	0.4%	0.3%
Equity in earnings (losses) of affiliates	(0.7)%	(2.4)%	-	-	-	-	-	(0.8)%
Minority interest in losses (earnings) of consolidated subsidiaries	1.3%	-	(0.4%)	0.8%	0.2%	0.4%	(0.7%)	0.8%
Net income (loss)	(47.0)%	(14.9)%	(13.6)%	(159.5)%	0.9%	(2.4)%	(15.6)%	(23.9)%

Our quarterly results of operations have varied significantly in the past as a result of various factors, many of which are beyond our control. Accordingly, revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our result of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a state of hostility has existed, varying in degree and intensity, between Israel and the Arab countries.  While Israel has entered into peace agreements with both Egypt and Jordan and several other countries have announced their intentions to establish trade and other relations with Israel, Israel has not entered into any peace arrangement with Syria or Lebanon.  Since September 2000, there has been a significant deterioration in the relationship between Israel and the Palestinian Authority, and as a result of riots in Gaza and the West Bank and a spate of terrorist attacks inside Israel, the peace process between the parties has stagnated.  Efforts to resolve the problem have failed to result in an agreeable solution.  In recent months there has been a marked acceleration in the number and frequency of the hostile incidents, which culminated in numerous lethal suicide attacks in Israeli cities since March 2002.  In response, the Israeli Army called up a large number of reserve duty soldiers and made incursions into most Palestinian-controlled cities and towns.

Despite the peace between Israel and Egypt and Jordan, some countries, companies and organizations continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies.  Although we are precluded from marketing our products to such countries, we believe that in the past the boycott has not had a material adverse effect on us.  In addition as a result of the Israeli military activities in the West Bank during April 2002, several European countries are considering whether to participate in a boycott of Israeli firms as well as on the shipment of weapons and other military supplies to Israel.  Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business.

All male adult citizens and permanent residents of Israel under the age of 48 are, unless exempt, obligated to perform up to 36 days of military reserve duty annually.  Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Many of our officers and employees are currently obligated to perform annual reserve duty.  While we have operated effectively under these requirements since we began operations, we cannot assess the full impact of such requirements on our workforce or business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of such obligations.

Economic Conditions

Israel's economy has been subject to numerous destabilizing factors, including a period of rampant inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest.  The Israeli government has, for these and other reasons, intervened in various sectors of the economy, by utilizing, among other means, fiscal and monetary policies, import duties, foreign currency restrictions and control of wages, prices and foreign currency exchange rates.  In 1998, the Israeli currency control regulations were liberalized significantly, as a result of which Israeli residents may deal in foreign currency and non-residents of Israel may purchase and sell Israeli currency and assets.  The Israeli government has periodically changed its policies in all these areas.  There are currently no Israeli currency control restrictions on remittances of dividends on ordinary shares or the proceeds from the sale of shares; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. In addition, Israeli residents are required to file reports pertaining to specific types of actions or transactions.

The Israeli government's monetary policy contributed to relative price and exchange rate stability in recent years, despite fluctuating rates of economic growth and a high rate of unemployment. In addition, as a result of the political instability, the increased level of hostilities with the Palestinian Authority and the world-wide economic crisis in the hi-tech and communication industries, during 2001 and 2002, the Israeli rate of economic growth has deteriorated, the Israeli currency has been devaluated and the rate of inflation has increased.  The Israeli Government has proposed certain budgetary cuts and other changes, but it is not certain if such measures will be adopted by the Israeli Parliament and what the impact of these and other measures that may eventually be adopted will have on the Israeli economy.  In addition, certain credit agencies such as Standard & Poors have stated that they are reviewing the credit rating of Israel.  Should such agencies resolve to lower Israel’s credit rating, the ability of the Israeli government to generate foreign financial and economical assistance may be adversely affected. We cannot assure you that the Israeli government will be successful in its attempts to stabilize the Israeli economy or to maintain the current credit rating of Israel.  Economic decline as well as price and exchange rate instability may have a material adverse effect on us.

Trade Relations

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation. Israel is a member of the World Trade Organization and is a signatory to the General Agreement on Tariffs and Trade. In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, Canada and Japan. These preferences allow Israel to export the products covered by such programs either duty-free or at reduced tariffs.

Israel and the EEC, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes redefinement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate tax rate of 36% of taxable income. However, seven investment programs at our facility in Or Yehuda have been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.  The Investment Law has been extended to December 31, 2003, and no assurance can be given that it will be extended further.  A failure to extend the Investment Law will result in a significant increase in our corporate tax rate.

As of December 31, 2002, our net operating loss carry-forwards for Israeli tax purposes was approximately $25.3 million and the net operating loss carry-forwards of our U.S. subsidiary Magic Software Enterprises Inc. for U.S. tax purposes amounted to approximately $16 million. Our U.S net operating loss carry-forwards can be carried forward and offset against taxable income for 15 years and will expire in the years 2007 through 2014.

Impact of Currency Fluctuations and of Inflation

Our financial statements are denominated in U.S. dollars, our functional currency. Nevertheless, a majority of our sales are made, and a majority of our expenses are incurred, in other currencies, particularly Euros, Japanese yen, NIS and U.K. pounds sterling.  We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar could have a material adverse effect on our business, results of operations and financial condition by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies.

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar and companies experienced increases in the U.S. dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998.  In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel.  We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

1998	402.6	8.6	17.6	(7.7)
1999	408.0	1.3	—	1.3
2000	408.0	0	(2.7)	2.8
2001	413.8	1.4	9.3	(7.8)
2002	440.7	6.4	7.3	(0.7)

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). Such a devaluation also has the effect of decreasing the U.S. dollar value of any asset which consists of NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our consolidated financial statements in current operations.

B.

LIQUIDITY AND CAPITAL RESOURCES

Historically, we have financed our operations through cash generated by operations, funds generated by our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million) and 2000 (approximately $79.6 million), private equity investments in 1998 (approximately $12.2 million), as well as from research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans and borrowings under available credit facilities.

Our principal commitments consist of outstanding obligations under operating leases, as well as from credit facilities granted to us by financial institutions.

We made approximately $0.5 million of capital expenditures in 2002 and $2.1 million in 2001.  In 2002, the majority of our capital expenditures were attributable to the purchase of computers, peripheral equipment and software. In 2001, the majority of our capital expenditures were attributable to the purchase of computers, peripheral equipment and software as well. We currently do not have significant capital spending or purchase commitments. However, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

Net cash used in operating activities was $2.1 million in 2002 and $5.3 million in 2001.  These amounts were primarily attributable to our net loss in each year.  Net cash used in investing activities was approximately $2.8 million in 2002 and $9.2 million in 2001, mainly a result of investments in fixed assets and affiliated companies, as well as the capitalization of software research and development activities.

Net cash provided by financing activities was $2.1 million in 2002, and net cash used in financing activities was $0.3 million in 2001. These changes are mainly a result of changes in our short term bank credits.

As of December 31, 2002, we had $24.8 million in cash and cash equivalents and working capital of $23.2 million as compared to $27.9 million in cash and cash equivalents and working capital of $28.0 million at December 31, 2001.

As of December 31, 2002, we used $3.1 million of our credit facility with the First International Bank of Israel Ltd., as compared to $2.2 million on March 31, 2003.  The short-term bank credit is secured by a first priority floating charge on all our assets.

On February 24, 2003 we paid a $0.40 per share cash dividend to our shareholders, which amounted to $11.9 million.  The dividend was declared by our board of directors after considering alternative means of increasing shareholder value, including a major stock buyback program that would have reduced the float of our ordinary shares.  The board determined that the dividend would be more beneficial for our company and its shareholders.

As of March 31, 2003, we had repurchased 1,053,388 shares of our ordinary shares.  We plan to repurchase additional shares from time to time in the open market subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.

We believe our existing cash and cash equivalents will be sufficient to support our current operating plan at least through June 30, 2005; however, we have based this estimate on assumptions that may prove to be incorrect.  Therefore, if we do not generate sufficient cash from operations, we may be required to obtain additional financing.  There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

C.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

The software industry is characterized by rapid technological change and is highly competitive with respect to timely product innovation. We must maintain compatibility and competitiveness in the face of ongoing changes in industry standards.

We place considerable emphasis on research and development to improve and expand the functionality of our Magic technology and to develop new applications. We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis.  We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development.  We believe that internal development of our Magic technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology.

During the three years ended December 31, 2002, we invested significant resources in developing an e-business platform, including eDeveloper and the iBolt Integration Family.  Based on the assumption that web-based applications would become mission-critical applications in the near future, we developed a technology to facilitate interactive web application development.  These development efforts included research on porting the Magic logic engine into a browser using Java and on the communication required for Magic back-end on the server.  We also devoted research and development resources to providing a new component technology that significantly enhances Magic usability. Other development resources were utilized to maintain compatibility among previous and current versions, and among a growing number of environment platforms.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products.

In the years ended December 31, 2000, 2001 and 2002, we invested $13.0 million $12.1 million and $6.6 million, respectively, in research and development.

Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe. At March 31, 2003, we employed approximately 47 persons in research and development in Israel, 1 person in research and development in Europe, 57 persons in India, 10 persons in Japan and 13 persons in the U.S.  As part of our product development team, we employ technical writers who prepare user documentation for our products and have employed subcontractors in connection with the documentation and some development work.

D.

TREND INFORMATION

The uncertain business environment and on-going softness in the markets in which we operate have negatively impacted our operating results in 2002.  In order to improve our results in 2002, we continued our stringent cost-cutting actions, further downsizing our head office operations, eliminating and combining managerial positions and reducing administrative overhead throughout the company.  We also continued our efforts to increase the effectiveness of our professional services organization by reducing the head count of non-billable personnel and increasing overall utilization.  We have focused on growing our development community and base of solution partners around Magic eDeveloper™, our core technology, which generates our highest profit margins and our new iBolt Integration Suite.  We intend to continue to increase the effectiveness of our professional services organization to realize better margins from the projects that we are implementing around the world and to build and improve the efficiency of our distribution channels. We expect, but are unable to assure you, that our operating results will improve during the remainder of 2003.

Cautionary Statement Regarding Forward-Looking Statements

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the Private Securities Litigation Reform Act of 1995, as amended.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Forward-looking statements usually include the verbs "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "understands" and other verbs suggesting uncertainty.  We remind shareholders that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  We undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

We have attempted to identify additional significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section which appears in Item 3 – "Key Information."

ITEM 6

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Our articles of association provide for a board of directors consisting of no less than three and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and by the board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable employment agreements.

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Dan Goldstein	48	Director
David Assia	51	Chairman of the board of directors
Menachem Hasfari	56	Chief executive officer
Guy Bernstein	35	Chief financial officer and vice president of operations
Gad Goldstein	43	Director
Jacob Tanenbaum	46	Director
Naamit Salomon	38	Director
Shlomit Golan	52	Outside director
Yigal Berman	53	Outside director

Messrs. Dan Goldstein, David Assia, Gad Goldstein, Jacob Tanenbaum and Naamit Salomon will serve as directors until our 2003 annual general meeting of shareholders.

Mr. Yigal Berman and Ms. Shlomit Golan will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms from the date of their appointment (December 6, 2003 and February 23, 2006, respectively).  Thereafter, Ms. Golan’s term may be renewed for one additional three-year term.  Since the second term of Mr. Berman will expire in 2003, he may not be reelected for an additional term.

The following table lists our other key employees:

Name	Age	Position

Oren Inbar	45	President and chief executive officer Magic Inc.
Regev Yativ	35	Managing director, Magic Europe
Eran Kaplan	38	Managing director, Asia Pacific
David Leichner	40	Vice president- marketing
Avikam Perry	46	Vice president-research and development
Ronen Kofman	43	Vice president-human resources and administration

Dan Goldstein has served as a director of our company since April 1998 and was chairman of our board of directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985. Mr. Goldstein is also the chairman of the board of directors of other companies in the Formula Systems group, including New Applicom Software Industries (1990) Ltd., and is a director of Crystal Systems Solutions Ltd. Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University. Dan Goldstein and Gad Goldstein are brothers.

David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of Chairman of our board of directors, in January 2002.  Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and as vice chairman of our board of directors since October 2000.  From 1986 until September 1997, he served as our chief executive officer. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Software Ltd. and Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Software Houses Association.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Menachem Hasfari has served as president and chief executive officer of our company since February 2001.  From January 2000 until February 2001, Mr. Hasfari was self-employed as a consultant.  From January 1992 until December 1999, Mr. Hasfari served as president and chief executive officer of Edusoft Ltd., an Israeli company engaged in the development, designing and marketing of educational and training multimedia software products and services. From 1986 to 1992, Mr. Hasfari headed the software activities of Degem Systems Ltd., a public company listed on the TASE that develops and markets computer-based training systems.  Mr. Hasfari holds a B.A. degree in economics from the Hebrew University and an M.B.A. degree from Tel Aviv University.

Guy Bernstein has served as vice president-finance since November 1999 and has acted as our chief financial officer since December 2000 and as our vice president of operations since February 2002.  Prior thereto and since October 1999, he served as our controller.  Prior to joining us and from March 1995, Mr. Bernstein was a senior manager with Kost Forer & Gabbay, a member of Ernst & Young Global. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant in Israel.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems since April 1995. Prior thereto and since 1985, he was vice president-finance and a director of Formula Systems. Mr. Goldstein is also a director of other companies within the Formula Systems group, including New Applicom Software Industries, and is chairman of the board of directors of Crystal Systems Solutions. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University. Gad Goldstein and Dan Goldstein are brothers.

Jacob Tanenbaum has served as a director of our company since July 18, 2002.  Mr. Tanenbaum is the founder and CEO of IT Net Investments Ltd., a privately held investment company, since June 2000 and as a director of Mainsoft Inc., a privately held company, since December 1999.  Mr. Tanenbaum has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd.  Mr. Tanenbaum holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Naamit Salomon has served as a director of our company since March 2003.  Ms. Salomon has served as a vice president finance of Formula Systems (1985) Ltd. since August 1997.  Ms. Salomon also serves as a director of Liraz Systems Limited, a global provider of software products and support services for the modernization of existing information systems.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University

Shlomit Golan has served as an outside director of our company since March 2003. Ms. Golan is currently a freelance accountant for Sotheby’s Israel Ltd., a subsidiary of Sotheby's Ltd., an international auction company, and for various Everest Funds limited partnerships that invest in Israeli and Israeli related companies.  From 1996 until 2000, Ms. Golan served as a director of Dovrat Shrem & Co. Investment Management LTD and in 1999 as a director of FCT Formula Computer Technologies LTD.  From 1992 until 1995, Ms. Golan served as an accounting manager at Braude & Co.  Ms. Golan holds a B.A degree in Economics and Accounting and an Executive MBA from Tel Aviv University.  She is a certified public accountant in Israel.

Yigal Berman has served as an outside director of our company since October 1997.  Since 1981 he has served as vice president-finance of Intergama Investment Ltd., an Israeli holding company.  Mr. Berman serves as a director of Rapac Electronics Ltd., an Israeli company operating in the electronics industry whose shares are traded on the TASE.  Until June 1997, Mr. Berman served as a director of Mashov Computers.  Mr. Berman holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Oren Inbar has served as the president and chief executive officer of our U.S. subsidiary since May 2002.  Mr. Inbar joined us in February 1997 as sales manager and served as managing director of our Israeli operation from June 1998 until May 2000.  From May 2000 until May 2001 he served as our vice president sales Europe. Mr. Inbar holds a B.Sc. degree in industrial psychology from South Africa University.

David Leichner has served as our vice president-worldwide marketing since August 1998. From September 1997 until July 1998, Mr. Leichner served as director of marketing of eSim Ltd. From May 1994 until August 1997, Mr. Leichner was our market analyst and later our product marketing manager. Mr. Leichner holds a B.A. degree in computer information systems and an M.B.A. degree in international business from Baruch College of the City University of New York.

Regev Yativ has served as our vice president since September 2002. Based in our Netherlands office, Mr. Yativ is responsible for our European business activities.  From 2001 to 2002 he served as chief operations officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe.  From 1996 to 1999 he served as vice president international sales of Edusoft Ltd.  Mr. Yativ holds a B.A. degree from Tel Aviv University.

Eran Kaplan has served as our sales manager since 1998. He has served as our managing director of Asia Pacific since April 2000. Previously, he held various sales, marketing and business development positions in the IT and retail industry. Mr. Kaplan holds a B.A degree in Business Administration from Tel-Aviv University.

Avikam Perry has served as our vice president-research and development since July 1997. Mr. Perry joined us in July 1992 and held various positions, including group and product manager, development department manager and vice president-product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

Ronen Kaufman has served as our vice president human resources and administration  since March 2001. During 2002 Mr. Kaufman has served as vice president human resources at Coresma. Prior to that and from 1996 until 2000 he served as human resources manager at ECI Telecom). Prior to that and from 1994 to 1996, Mr. Kaufman served as human resources manager at Macabi and from 1989 to 1994 he served as recruitment and placement manager at MLM Israel Aircraft Industries (1989 - 1994). Mr. Kaufman holds B.A (Sociology and Labor Studies) and M.Sc. (Organizational Behavior) degrees from Tel Aviv University.

Maya Liquornik, tendered her resignation from our board of directors effective October 2002.

A.

COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2002.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting of 7 persons	$711,104	$188,157

During the year ended December 31, 2002, we paid to each of our outside and independent directors an annual fee of approximately $7,960 and a per meeting attendance fee of approximately $320.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2002, our directors and executive officers as a group, consisting of seven persons, held options to purchase an aggregate of 626,073 ordinary shares, at exercise prices ranging from $1.06 to $10.16 per share (after the dividend adjustment) , with vesting over a three-year term.  Of such options 13,290 options expire in 2009, 45,000 options expire in 2010, 565,004 options expires in 2011 and 2,779 options expires in 2012.  All options were issued under our 1991 and 2000 Employee Stock Option Plans.  See¾"Share Ownership¾Stock Option Plans."

C.

BOARD PRACTICES

Election of Directors

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.  Our five directors currently in office were elected by our shareholders at our annual meeting of shareholders of February 2003, and our two outside directors were elected by our shareholders at our annual meetings in December 2000 and in February 2003.

Outside and Independent Directors

The Israeli Companies Law requires Israeli companies that have offered their shares to the public in or outside of Israel to appoint at least two outside directors.  No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term affiliation includes:

•

an employment relationship;

•

a business or professional relationship maintained on a regular basis;

•

control; and

•

service as an officer holder.

No person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  Further, a director in one company may not be appointed as an outside director in another company, if at the time a director from the other company serves as an outside director in the first company, and no individual who is a member or employee of the Israeli Securities Authority may be elected as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

Outside directors are elected by shareholders. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who are present at the meeting. This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company. Outside directors serve for a three-year term, which may be renewed for only one additional three-year term. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if the outside directors cease to meet the statutory qualifications with respect to their appointment or if they violate their duty of loyalty to the company.

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the Nasdaq Stock Market currently requires us to have at least two independent directors on our board of directors and to establish an audit committee.  Ms. Golan and Mr. Berman qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.

Approval of Related Party Transactions Under Israeli Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under “ — Directors and Senior Management” above is an office holder.  Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, pursuant to the recent amendment to these regulations, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company. If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven (7) days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Companies Law provide that the Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we have entered into a insurance contract covering the liability of our officers and directors with respect to:

•

a breach of his duty of care to us or to another person;

•

breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•

a financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

In addition, we may indemnify an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court in respect of an act performed in his capacity as an office holder; and

•

reasonable litigation expenses, including attorneys' fees, expended by such office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, all in respect of an act performed in his capacity as an office holder.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $5.0 million including legal costs incurred in Israel.

Employment Agreements

Our directors, except our outside directors, Mr. David Assia, and Mr Jacob Tanenbaum do not receive any fees or remuneration for their services.  In lieu of such fees, we granted those directors options to purchase our ordinary shares.  See Item 6B “Compensation.”  As to approval of all compensation arrangements of directors, see Item 6A “Directors and Senior Management¾Approval of Related Party Transactions Under Israeli Law.”

On April 15, 1995, we entered into an employment agreement with Mr. David Assia, who then served as our president and chief executive officer and is currently serving as chairman of our board of directors.  The agreement, as amended on January 20, 1998, provides for a base salary and a package of benefits including an annual bonus and options to purchase ordinary shares, and contains certain non-competition and confidentiality provisions.  In the event Mr. Assia’s employment is terminated without cause at any time beginning 2001 and until 2006, Mr. Assia will be entitled to severance pay ranging from 12 months salary to 20 months salary, respectively.  Thereafter and until 2014, he will be entitled to severance pay which will be reduced gradually to 12 months salary.  In addition, Mr. Assia is entitled to the benefits provided under Israeli law upon termination of his employment.  Such benefits include severance payments equal to one-month salary per each year of employment with us.  Under the agreement, the term of Mr. Assia’s employment will continue until such time as we terminate it, subject to providing Mr. Assia with 20 months prior written notice.  Mr. Assia may terminate the agreement on six-months prior notice.

Audit Committee

Our audit committee is currently composed of Ms. Shlomit Golan and Messrs. Yigal Berman and Jacob Tanenbaum.  It is currently contemplated that the audit committee will meet at least four times a year.  The responsibilities of the audit committee include: (i) finding any defects in the business management of our company, for which purpose the audit committee may consult with our independent auditors and internal auditor, and proposing to the board of directors ways to correct such defects, and (ii) approving related-party transactions as required by Israeli law.

The audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

The Audit Committee assists the Board of Directors in monitoring (i) the integrity of the financial statements of the company, (ii) the compliance by the company with legal and regulatory requirements and (iii) the independence and performance of our external auditors.  Our management is responsible for the preparation and integrity of our financial statements.

The Israeli Companies Law provides that public companies must appoint an audit committee, which must consist of at least three members and include all of the company's outside directors.  However, the chairman of the board of directors, any director employed by the company or providing services to the company on a regular basis, any controlling shareholder and any relative of a controlling shareholder may not be a member of the audit committee. An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Companies Law's independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Companies Law.

D.

EMPLOYEES

At March 31, 2003, we and our 12 wholly owned subsidiaries and 4 controlled subsidiaries had 529 employees worldwide, of which 189 employees were based in Israel, 122 employees were based in Asia, 121   employees were based in Europe and 97 employees were based in North America.  Of these 529 employees, 138 employees were employed in research and development, 175 employees were employed in technical support and training, 102 employees were employed in marketing and sales and 114 employees were employed in operations and administration.

At May 31, 2002, we and our then 14 wholly owned subsidiaries and 7 controlled subsidiaries had 624 employees worldwide, of which 207 employees were based in Israel, 173 employees were based in Asia, 121 employees were based in Europe and 123 employees were based in North America.  Of these 624 employees, 186 employees were employed in research and development, 192 employees were employed in technical support and training, 119 employees were employed in marketing and sales and 127 employees were employed in operations and administration.

At December 31, 2001, we and our then 14 wholly owned subsidiaries and 7 controlled subsidiaries had 691 employees worldwide, of which 230 employees were based in Israel, 170 employees were based in Asia, 156 employees were based in Europe and 135 employees were based in North America.  Of these 691 employees, 190 employees were employed in research and development, 229 employees were employed in technical support and training, 129 employees were employed in marketing and sales and 143 employees were employed in operations and administration.

At the time of commencement of employment, our employees in Israel generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

We are subject to Israeli labor laws and regulations with respect to our Israeli employees. These laws principally concern matters such as paid annual vacation, paid sick days, length of the workday and work week, minimum wages, pay for overtime, insurance for work-related accidents, severance pay and other conditions of employment.

Furthermore, our Israeli employees and we are subject to some provisions of the collective bargaining agreements between the Histadrut, the General Federation of Labor in Israel, and the Coordination Bureau of Economic Organizations, including the Industrialists association, by order of the Israeli Ministry of Labor and Welfare. These provisions principally concern cost of living increases, recreation pay and other conditions of employment. We provide our employees with benefits and working conditions above the required minimums. Our employees are not represented by a labor union. To date, we have not experienced any work stoppages and we consider our relations with our employees to be excellent.

E.

SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

David Assia (3)	1,249,926	4.2%
Menachem Hasfari (4)	180,000	*
Guy Bernstein (5)	65,422	*
Dan Goldstein (6)	--	--
Gad Goldstein (6)	--	--
Jacob Tanenbaum	--
Naamit Salomon	--
Shlomit Golan	--	--
Yigal Berman (7)	15,000	--

________________

 *   Less than 1%

 *  All the data regarding the options have been updated to reflect the adjustments resulting from our dividend distribution.

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 29,463,040 ordinary shares issued and outstanding as of June 23, 2003.

(3)

Includes 66,667 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $1.225 per share.  Such options expire in March 2011.

(4)

Includes 180,000 ordinary shares subject to currently exercisable options granted under our stock option plan, at an exercise price of $1.225 per share.  Such options expire in March 2011.

(5)

All such 65,422 ordinary shares are subject to currently exercisable options granted under our stock option plan.  Such options were granted at exercise prices ranging from $1.058 to $1.225 per share.  Such options expire in various dates ranging from January 2009 to March 2011.

(6)

Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd., and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 16,345,369 ordinary shares held by Formula Systems (1985) Ltd., except to the extent of their proportional interest therein.

(7)

All such 15,000 ordinary shares are subject to currently exercisable options granted under our stock option plan, at exercise prices between $4.60 – $10.225 per share.  Such options expire in October 2011.

Stock Option Plans

1991 Stock Option Plan

Our 1991 Employee Stock Option Plan, or the 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  Employees and directors of our company and its subsidiaries were eligible to participate in the 1991 Plan. The 1991 Plan had a 10-year term and no options were granted under the 1991 Plan after July 31, 2001.

As of May 5, 2003, options to 1,002,355 shares were outstanding at an average exercise price of $3.563 per share.  As of May 5, 2003 our executive officers and directors as a group, consisting of nine persons, held options to purchase 54,089 ordinary shares, at an average exercise price of $4.22 per share.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan. Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

Our board of directors and our option committee which was appointed by the board of directors administer the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the Option Committee has the authority, in its sole discretion, to:

•

propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

•

determine the form, terms and conditions of the written stock option agreement evidencing the option, including (but not limited to) the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

•

prescribe the form and provisions of the notice of exercise and payment of the option;

•

nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance, in accordance with the provisions of Section 102;

•

adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

•

interpret the provisions of the 2000 Plan; and

•

prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

As a result of the dividend distribution, we made the following adjustments in compliance with FIN No. 44: for options with an original exercise price greater than $1.35 the new exercise price was reduced by $0.40 and for options with an original exercise price equal to $1.35 and lower, the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.  All the data regarding the options have been updated to reflect the dividend adjustments.

Neither the board of directors nor the Option Committee may, without the consent of the optionee, alter or in any way impair the rights of such optionee under any award previously granted.  Neither the termination of the 2000 Plan nor the change of control of our company (except to the extent provided in the 2000 Plan) will affect any option previously granted.

The option price per share may not be less than 65% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award; provided, however, that in the case of an award of an incentive stock option made to a 10% owner, the option price per share may not be less than 110% of the fair market value of such share on the date of the award.

.

An option may not be exercisable after the expiration of ten (10) years from the date of its award.  No option may be exercised after the expiration of its term; provided, however, that in case of an incentive stock option made to a 10% owner, such option may not be exercisable after the expiration of five years from its date of award.

Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his guardian or legal representative; provided, however, that during the optionee’s lifetime, the optionee may, with the consent of the Option Committee transfer without consideration all or any portion of his options to members of the optionee’s immediate family, a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

As of May 5, 2003, 2,099,318 options to purchase ordinary shares having an average exercise price of $1.477 per share were outstanding.  Of such options, options to purchase 1,591,066 ordinary shares are currently exercisable. Of such outstanding options, 582,779 options were granted to our executive officers and directors, having an average exercise price of $1.58 per share.  Options for the purchase of 900,682 ordinary shares are available for future grant under the 2000 Plan.

ITEM 7

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 23, 2003 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	16,345,369	55.5%

__________________

(1)

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)

The percentages shown are based on 29,463,040 ordinary shares issued and outstanding as of June 23, 2003.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

At June 23, 2003 there were 111 holders of record of our ordinary shares.  Based on a review of the information provided to us by our transfer agent, 89 record holders holding approximately  80% of our ordinary shares had registered addresses in the United States and 22  record holders holding approximately 20% of our ordinary shares had registered addresses in Israel.   On January 24, 2003 we had approximately 6,564 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B.

RELATED PARTY TRANSACTIONS

Lease Agreements

In October 2001, we entered into an agreement with Enformia Software Ltd., a company which is controlled by Mr. David Assia, our chairman of the board of directors, pursuant to which we sublet to Enformia Software approximately 2,900 square feet on the third floor of our building at 3 Haplada Street, Or Yehuda for a monthly rent of $6,583 (based on $22.7 per square meter including maintenance expenses) plus value added tax.  The term of the lease was one year and, subject to renewal for additional terms of one year each.  The terms of the lease provided for termination with 90 days prior notice.  In February 2002, the parties agreed to terminate the said lease.

In March 2002, we entered into an agreement with Enformia Software, pursuant to which we sublet to Enformia Software the first floor (approximately 2,440 square feet) of the 3 Haplada Street building at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax.  The term of the lease was one year and was subject to renewal for additional one year terms.  In March 2003, the parties agreed to terminate the lease.

Maintenance Agreement

In May of 2001, we entered into an agreement with Enformia Software pursuant to which Enformia Software will maintain our website for a fee of NIS 50,835 ($12,000) per year.  In February 2003, the parties agreed to terminate the agreement.

License Agreement

In November, 2001, we entered into an agreement with Enformia Software, pursuant to which we acquired certain software known as Enformia EIP which is required to operate our website for a fee of NIS 192,094 ($45,000).

Loan Agreement

In October 2002 we entered into a loan agreement with Enformia Software, pursuant to which we will invest up to $1.5 million in the continued development of the Enformia Software intellectual property. We were given an option to increase our holdings in Enformia Software to 51%.  As of December 2002 we have invested $750,000. In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia Software intellectual property rights. According to the agreement we have to pay royalty fees for any sale attributed to the intellectual property rights we purchased and undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia Software.

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enformia Software, a company which is controlled by Mr. David Assia, chairman of our board of directors, are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.  Because of our chairman's personal interest in Enformia Software Ltd., any future transactions and arrangements with Enformia Software require approval of the audit committee and our board of directors.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, and the exhibits listed in Item 19 hereof and incorporated herein by this reference.

Export Sales

Our export sales constitute a significant portion of our total sales volume.  See note 11-a of the financial statements.

Legal Proceedings

From time to time, claims arising in the ordinary course of our business are brought against us.  In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

Following receipt of the approval from the District Court of Tel Aviv, on February 2003 we paid a cash dividend to our shareholders of $0.40 per ordinary share. The total dividend amounted to $11,882,474.

Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts.  Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS Since the distribution of dividend was not made out of profits we obtained court approval as required under Section 303 of the Israeli Companies Law.

All the data regarding options have been updated to reflect dividend adjustments.

B.

SIGNIFICANT CHANGES

Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred.

ITEM 9

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year
1998	1.92	0.65	--	--
1999	27.67	1.35	--	--
2000	29.79	2.25	4.887	2.353
2001	4.00	0.80	3.75	1.30
2002	2.10	0.721	2.15	0.88

_________________

*The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli  Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the full financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2001
First Quarter	$ 4.00	$ 1.594	$ 3.75	$ 1.625
Second Quarter	2.69	1.56	2.68	1.77
Third Quarter	2.26	0.80	2.21	1.30
Fourth Quarter	2.05	1.40	2.00	1.47

2002
First Quarter	$ 2.1	$ 1.45	$ 2.15	$ 1.60
Second Quarter	1.8	1.06	1.82	1.275
Third Quarter	1.29	0.77	1.36	0.95
Fourth Quarter	1.44	0.721	1.36	0.88

_________________

*The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for each month in the last six months of 2002, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2002
July	$ 1.29	$ 1.00	1.36	1.18
August	1.18	0.88	1.18	1.06
September	1.12	0.77	1.24	0.95
October	1.3	0.721	1.15	0.88
November	1.44	0.950	1.36	1.06
December	1.32	1.05	1.36	1.14

_________________

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Our ordinary shares have traded on the Nasdaq National Market under the symbol MGIC since our initial public offering on August 16, 1991.  Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSE OF THE ISSUE

Not applicable.

ITEM 10

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered with the Israeli Companies Registry and have been assigned company number 52-003674-0.  Section 2 of our memorandum of association provides that we were established for the purpose of engaging in all fields of the computer business and in any other lawful activity permissible under Israeli law.

The Powers of the Directors

Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See “Item 6A. Directors, Senior Management and Employees – Approval of Related Party Transactions Under Israeli Law.”

The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Under our articles of association, retirement of directors from office is not subject to any age limitation and our directors are not required to own shares in our company in order to qualify to serve as directors.

Rights Attached to Shares

Our authorized share capital consists of 50,000,000 ordinary shares of a nominal value of NIS 0.1 each.  All outstanding ordinary shares are validly issued, fully paid and non-assessable.  The rights attached to the ordinary shares are as follows:

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  See “Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distribution.”  All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for our benefit until claimed.  Any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend will be forfeited and will revert to us; provided, however, that the Board of Directors may, at its discretion, cause us to pay any such dividend to a person who would have been entitled thereto had the same not reverted to us.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

Voting rights.  Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders.  Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33%) of the voting rights in the company.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Under our articles of association, all resolutions require approval of no less than a majority of the voting rights represented at the meeting in person or by proxy and voting thereon.

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See “Item 6A. Directors, Senior Management and Employees – Election of Directors.”  Formula Systems (1985) Ltd., which beneficially owns approximately 55.5% of our ordinary shares, is likely to be able to elect all our directors.  See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.”

Rights to share in the company’s profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See “– Rights Attached to Shares – Dividend Rights.”

Rights to share in surplus in the event of liquidation.  In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Liability to capital calls by the company.  Under our memorandum of association and the Companies Law, the liability of our shareholders to provide us with additional funds is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder.  See Item 6A. “Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

Changing Rights Attached to Shares

According to our articles of association, the rights attached to any class of shares may be modified or abrogated by us, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate General Meeting of the holders of the shares of such class.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting.  Notice of at least twenty-one days prior to the date of the meeting is required.  An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company.  An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that after the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.  See also “Item 6A.  Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

The Israeli Securities Law and the Regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in the case of our company, report the share ownership of its Interested Parties.  An Interested Party is defined in the Israeli Securities Law as any one of the following:  (i) a person holding 5% or more of the company’s issued capital stock or voting power, or who is entitled to appoint one or more of the company’s directors or its general manager; or (ii) any person acting as a director or general manager of the company; or (iii) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

C.

MATERIAL CONTRACTS

None.

D.

EXCHANGE CONTROLS

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

E.

TAXATION

General Corporate Tax Structure

Israeli companies are subject to "Company Tax" at the rate of 36% of taxable income. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959, as amended, commonly referred to as the Investment Law, provides that a proposed capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, be designated as an approved enterprise. Each certificate of approval for an approved enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program. An approved enterprise is entitled to benefits including Israeli Government cash grants and tax benefits in specified development areas. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific approved enterprise. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates.

Taxable income of a company derived from an approved enterprise is subject to company tax at the maximum rate of 25% (rather than 36%) for the benefit period. This period is ordinarily seven years (or ten years if the company qualifies as a foreign investors' company as described below, or has chosen the alternative package of benefits or is located in certain geographic locations) commencing with the year in which the approved enterprise first generates taxable income, and is limited to twelve years from commencement of production or 14 years from the date of approval, whichever is earlier. The Investment Law also provides that a company that has an approved enterprise within Israel will be eligible, under certain circumstances, for exemption for at lease the first two years of the benefit period and be taxed at a reduced rate for the remainder of the benefit period and is entitled to claim accelerated depreciation on buildings, machinery and equipment used by the approved enterprise during the first five years of the benefit period.

A company owning an approved enterprise may elect to forego entitlement to the grants otherwise available under the Investment Law and in lieu thereof participate in an alternative package of benefits. Under the alternative package of benefits, a company's undistributed income derived from an approved enterprise will be exempt from company tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location of the approved enterprise within Israel, and such company will be eligible for a reduced tax rate for the remainder, if any, of the otherwise applicable benefits period.

A company that has an approved enterprise program is eligible for further tax benefits if it qualifies as a foreign investors' company. A foreign investors' company is a company more than 25% of whose share capital and combined share and loan capital is owned by non-Israeli residents. A company which qualifies as a foreign investors' company and has an approved enterprise program is eligible for tax benefits for a ten year benefit period.  The company tax rate applicable to distributed income earned in the benefit period and to income (distributed or not) earned in the benefit period is as follows:

For a company with foreign investment of	The company tax rate is
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

In addition, the dividend recipient is taxed at the reduced rate applicable to dividends from approved enterprises (15%), if the dividend is distributed during the tax benefit period or within 12 years thereafter, yet, no time limit is applicable to dividends from a foreign investment company. The company must withhold this tax at source, regardless of whether the dividend is converted into foreign currency.

Subject to applicable provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted average of the various applicable tax rates. We currently intend to reinvest any income derived from our approved enterprise programs and not to distribute such income as a dividend.

The Investment Center bases its decision as to whether or not to approve an application on the criteria set forth in the Investment Law and regulations, the then prevailing policy of the Investment Center and the specific objectives and financial criteria of the applicant. Accordingly, we cannot assure you that any of our applications, if made, will be approved in the future.

The Investment Center of the Ministry of Industry and Trade has granted "approved enterprise" status under Israeli law to seven investment programs at our manufacturing facility. We have elected the alternative package of benefits with respect to each of these approved enterprise programs. The tax benefits with respect to each of the approved programs are as follows:

•

The portion of our retained income derived from the first program approved in May 1984 was tax-exempt for a period of two years ended December 31, 1991 and was subject to a reduced tax rate of 25% for the subsequent period of five years ended December 31, 1996.

•

The portion of our retained income derived from our second program approved in February 1990 was tax-exempt for a period of two years ended December 31, 1991 and was subject to a reduced tax rate of 25% for the subsequent period of five years ended December 31, 1996.

•

The portion of our retained income derived from our third program approved in March 1992 was tax-exempt for a period of four years ended December 31, 1995 and was subject to a reduced tax rate of 25% for the subsequent period of six years ended December 31, 2001.

•

The portion of our retained income derived from our fourth program approved in June 1990 was tax-exempt for a period of four years ended December 31, 1996 and is subject to a reduced tax rate of 25% for the subsequent period of six years ending December 31, 2002.

•

Our fifth program approved in February 1996 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of four years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of eight years.

•

Our sixth program approved in January 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of eight years.

•

Our seventh program approved in November 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of eight years.

The tax benefit periods provided by the fifth, sixth and seventh programs end the earlier of 12 years from the commencement of operations or production or 14 years from receipt of the approval.

The portion of our taxable income derived from the third and fourth programs during the period of six years ending December 31, 2001 and December 31, 2002 and our portion of taxable income derived from the fifth, sixth and seventh programs during the above period of eight years will be subject to a reduced tax rate of 20% if the foreign investment in our company is between 49% to 74%.

The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest.  In our opinion, , we have been in full compliance with the conditions of the above programs through December 31, 2002 and, with respect to the first five programs, have received written confirmation to this effect from the Investment Center.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet specified criteria and are approved by a governmental committee of the Office of the Chief Scientist are eligible for grants of up to 50% of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with the program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3%-5% on sales of products and services derived from our technology developed using these grants until 100% of the U.S. dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

The terms of the Israeli government participation also require that the manufacture of products developed with government grants be performed in Israel. However, under the regulations promulgated under the Research Law, in the event that any of the manufacturing is performed outside Israel if approval is received from the Office of the Chief Scientist for such foreign manufacturing and the identity of the foreign manufacturers, we may be required to pay increased royalties. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant.  If the manufacturing volume that is performed outside of Israel is between 50% and 90%, the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant.  The technology developed pursuant to the Office of the Chief Scientist grants may not be transferred to third parties without the prior approval of a governmental committee under the Research Law.  Such approval, however, is not required for the export of any products developed using the grants.  Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties in an amount that may be increased. We cannot assure you that such consent, if requested, will be granted.

Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 month LIBOR applicable to U.S. dollar deposits that is published on the first business day of each calendar year. However, we have not received any grants since 1999.

The funds generally available for grants from the Office of the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Office of the Chief Scientist in the future.  Even if these grants are maintained, we cannot assure you that we will receive from the Office of the Chief Scientist grants in the future.  In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the Research Committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist.  We cannot assure you that applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants are not determinable.

From mid-1989 to 1997, we received grants from the Office of the Chief Scientist for selected research and development projects.  We accrued grants of $285,000 in 1997 from the Office of the Chief Scientist. In November 1998, we reached an agreement with the Office of the Chief Scientist, pursuant to which we paid approximately $1.0 million to cover all our outstanding liabilities to the Office of the Chief Scientist.  Since 1998, we did not submit any applications for grants to the Office of the Chief Scientist. We believe that the current policy of the Office of the Chief Scientist with respect to research and development grants is not beneficial to us and, therefore, have no intention to seek additional grants under the current policy.

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specific conditions, a tax deduction in the year incurred for expenditures, including capital expenditures, relating to scientific research and development projects, if the expenditures are approved by the relevant Israeli Government ministry, determined by the field of research, and the research and development is for the promotion of the company and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures from proceeds made available to us through government grants are not deductible according to Israeli law.

Tax Benefits Under the Law for the Encouragement of Industry (Taxes), 1969

According to the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law, an Industrial Company is a company resident in Israel, at least 90% of the income of which, in a given tax year, determined in Israeli currency (exclusive of income from some government loans, capital gains, interest and dividends), is derived from an Industrial Enterprise owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production activity.

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•

amortization of purchases of know-how and patents over an eight-year period for tax purposes;

•

amortization of specified expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

•

right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies; and

•

accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available to us in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features which are material to us can be summarized as follows:

There is a special tax adjustment for the preservation of equity whereby some corporate assets are classified broadly into fixed assets and non-fixed assets. Where a company's equity, as defined in such law, exceeds the depreciated cost of fixed assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis. If the depreciated cost of fixed assets exceeds a company's equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

•

Subject to specific limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•

Capital gains on specific traded securities, are normally exempt from tax for individuals and are taxable for companies. However, dealers in securities are subject to the regular tax rules applicable to business income in Israel.

Capital Gains Tax on Sales of Our Ordinary Shares

Israeli law imposes a capital gains tax on the sale of capital assets. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price which is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus. The inflationary surplus accumulated from and after December 31, 1993 is exempt from any capital gains tax in Israel while the real gain is added to ordinary income, which is taxed at ordinary rates of 30% to 50% for individuals and 36% for corporations.

Under current law, sales of our ordinary shares are exempt from Israeli capital gains (provided they were purchased in the open market) for individuals so long as they are quoted on Nasdaq or listed on a stock exchange in some countries and we qualify as an Industrial Company. We cannot assure you that we qualify or will maintain such qualification or our status as an Industrial Company. Notwithstanding the foregoing, dealers in securities in Israel are taxed at regular tax rates applicable to business income.

Under an amendment to the Inflationary Adjustments Law, non-Israeli entities might be subject to Israeli taxes on the sale of traded securities in an Israeli company, subject to the provisions of any applicable double taxation treaty.

Pursuant to the Convention Between the government of the United States of America and the government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person (defined as an individual or a legal entity) who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions. A sale, exchange or disposition of ordinary shares by a Treaty U.S. Resident who holds, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No.132), 5762-2002, known as the Tax Reform, came into effect, following its enactment by the Israeli Parliament on July 24, 2002. On December 17, 2002, the Israeli Parliament approved a number of amendments to the tax reform, which came into effect on January 1, 2003.

The tax reform, aimed at broadening the categories of taxable income and reducing the tax imposed on employment income, introduced the following, among other things:

•

 Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

•

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly,10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” below; and

•

Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Taxation of Non-Resident Holders of Shares

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares or stock dividends, income tax at the rate of 25% (12.5% for dividends not generated by an approved enterprise if the non-resident is a U.S. corporation and holds 10% of our voting power, and 15% for dividends generated by an approved enterprise) is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a Treaty U.S. Resident will be 25%. However, under the Investment Law, dividends generated by an approved enterprise are taxed at the rate of 15%.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•

broker-dealers,

•

financial institutions,

•

certain insurance companies,

•

investors liable for alternative minimum tax,

•

tax-exempt organizations,

•

non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•

persons who hold the ordinary shares through partnerships or other pass-through entities,

•

investors that actually or constructively own 10% or more of our voting shares, and

•

investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:

•

an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•

a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•

an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below).  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.  U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes.  Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses, will generally be allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of ordinary shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A U.S. Holder who receives payment in NIS and converts NIS into United States dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service (the “IRS”).  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

New Tax Law Applicable to Dividends and Long-Term Capital Gain

Under recently enacted tax legislation, dividends received by individual U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, generally are subject to a reduced maximum tax rate of 15 percent through December 31, 2008.  Dividends received with respect to ordinary shares should qualify for the 15% percent rate.  The reduced rate on capital gains applies to sales and exchanges on or after May 6, 2003 and the reduced rates on dividend income to dividends received after December 31, 2002.  The rate reduction does not apply to dividends received in respect of certain short-term or hedged positions in the common stock or in certain other situations. The legislation contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction.  U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

As a result of our substantial cash position and the declining value of our stock, there is a substantial risk that we will be classified as a PFIC under the asset test described in the preceding paragraph.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below,

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•

gain recognized upon the disposition of ordinary shares would be taxable as ordinary income, and

•

you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. If you make a timely QEF election, you would be required to include in your income for each taxable year your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gain as long-term capital gain, whether or not such amounts are actually distributed to you.  You would not be eligible to make a QEF election unless we comply with certain applicable information reporting requirements.  We will provide U.S. Holders with the information needed to report income and gain under a QEF election if we are classified as a PFIC.

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals which, under current law, is 28%.  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional United States information reporting requirements.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.

DIVIDEND AND PAYING AGENTS

Not applicable.

G.

STATEMENT BY EXPERTS

Not applicable.

H.

DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magicsoftware.com. . You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 60218, Israel.

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 11

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently invest our cash in short-term deposits based on LIBOR for dollar denominated deposits.  However, from time to time we use our NIS credit facility, which is linked to the Israeli prime.  As a result, changes in the general level of interest rates is insignificant.  We expect our exposure to market risk from changes in interest rates will not be material.  Therefore, no quantitative tabular disclosures are required.

Foreign Currency Exchange Risk

In the normal course of our business we are exposed to fluctuations in foreign currency exchange rate as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation.  Generally, we do not use derivative instruments or hedge to cover all exposures.

ITEM 12

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART I

ITEM 13

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15

CONTROLS AND PROCEDURES

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Menachem Hasfari and Chief Financial Officer Guy Bernstein, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934.  Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed  and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was  required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation.  Therefore, no corrective actions were taken.

ITEM 16

Reserved.

ITEM 17

Reserved.

PART II

ITEM 18

FINANCIAL STATEMENTS

Not applicable.

ITEM 19

FINANCIAL STATEMENTS

Reports of Independent Auditors

F-2

Consolidated Balance Sheets

F-4

Consolidated Statements of Operations

F-6

Statements of Changes in Shareholders' Equity

F-7

Consolidated Statements of Cash Flows

F-9

Notes to Consolidated Financial Statements

F-12

Appendix A – Details of Subsidiaries

F-37

Report of Independent Auditors with Respect to Subsidiaries

F-38

ITEM 20

EXHIBITS

Index to Exhibits

Exhibit

Description

3.1

Memorandum of Association of the Registrant1.

3.2

Articles of Association of the Registrant2.

4.1

Specimen of Ordinary Share Certificate3.

10.1

1991 Employee Stock Option Plan, as amended4.

10.2

2000 Employee Stock Option Plan5.

21

List of Subsidiaries of the Registrant

23.1

Consent of Kost, Forer & Gabbay, a Member of Ernst & Young Global, with respect to our Registration Statements on Form S-8.

23.2

Consent of BDO Ziv & HAFT with respect to our Registration Statements on Form S-8.

23.3

Consent of Levy Cohen & Co Chartered Accountants

23.4

Consent of ASG Audit Corporation, a Member of Grant Thornton International

99.1

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3

Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4

Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

__________

(1)

Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)

Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)

Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)

Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000.

(5)

Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000.

MAGIC SOFTWARE ENTERPRISES LTD.

INDEX TO FINANCIAL STATEMENTS

    Page

Reports of Independent Auditors

F-2

Consolidated Balance Sheets

F-4

Consolidated Statements of Operations

F-6

Statements of Changes in Shareholders' Equity

F-7

Consolidated Statements of Cash Flows

F-9

Notes to Consolidated Financial Statements

F-12

Appendix A – Details of Subsidiaries

F-37

Report of Independent Auditors with Respect to Subsidiaries

F-38

F - #

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2 - F-3

Consolidated Balance Sheets	F-4 - F-5

Consolidated Statements of Operations	F-6

Statements of Changes in Shareholders' Equity	F-7 - F-8

Consolidated Statements of Cash Flows	F-9 - F-11

Notes to Consolidated Financial Statements	F-12 - F-34

Appendix - Details of Subsidiaries	F-35

- - - - - - - - - - - -

F - #

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2001 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December  31, 2002. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 14% as of December 31, 2001 and 2002, respectively, and total revenues of 39% and 34% for each of the two years in the period ended December 31, 2002. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2002, and the related consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2i to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142 in 2002.

/s/KOST FORER & GABBAY
Tel-Aviv, Israel	KOST FORER & GABBAY
March 18, 2003	A Member of Ernst & Young Global

F - #

INDEPENDENT AUDITORS' REPORT

to the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated statements of operations, changes in shareholders' equity and cash flows of Magic Software Enterprises Ltd. and its subsidiaries (the "Company") for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of a subsidiary, which statements reflect assets constituting 10% of the consolidated assets as of December 31, 2000, and revenues constituting 30% of the related consolidated revenues for the year in the period ended December 31, 2000. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements present fairly, in all material respects, the consolidated results of its operations and cash flows for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

/s/BDO Ziv & HAFT
BDO Ziv & HAFT
Tel-Aviv, Israel, June 16, 2001	Certified Public Accountants (Isr.)

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2001	2002
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 27,900	$ 24,785
Trade receivables (net of allowance for doubtful accounts of $ 2,754 and $ 2,850 as of December 31, 2001 and 2002, respectively)	18,993	13,605
Related parties receivables (Note 14)	465	624
Other accounts receivable and prepaid expenses (Note 3)	4,013	4,009
Inventories	401	175

Total current assets	51,772	43,198

LONG-TERM INVESTMENTS:
Long-term deposits	121	104
Investments in other companies	106	748
Severance pay fund	1,400	1,465

Total long-term investments	1,627	2,317

PROPERTY AND EQUIPMENT, NET (Note 4)	9,395	8,432

OTHER INTANGIBLE ASSETS, NET (Note 5)	11,219	9,854

GOODWILL, (Note 6)	20,599	20,721

	$ 94,612	$ 84,522

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2001	2002

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$ 783	$ 3,464
Trade payables	4,508	2,831
Accrued expenses and other accounts payable (Note 7)	14,370	11,691
Restructuring accrual (Note 11)	4,104	2,012

Total current liabilities	23,765	19,998

ACCRUED SEVERANCE PAY	1,907	1,861

LONG-TERM LOANS (Note 8)	669	414

MINORITY INTEREST	1,378	1,228

SHAREHOLDERS' EQUITY (Note 10):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value as of December 31, 2001 and 2002; Issued 30,461,259 and 30,516,428 shares as of December 31, 2001 and 2002, respectively; Outstanding: 29,743,121 and 29,555,240 shares as of December 31, 2001 and 2002, respectively	787	788
Additional paid-in capital, net	115,522	115,599
Accumulated other comprehensive loss	(795)	(839)
Treasury shares, at cost	(5,424)	(5,667)
Accumulated deficit	(43,197)	(48,860)

Total shareholders' equity	66,893	61,021

	$ 94,612	$ 84,522

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2000	2001	2002
Revenues (Note 12):
Software sales	$ 41,320	$ 30,322	$ 22,491
Maintenance and technical support	11,347	10,956	10,882
Consulting services	37,589	35,284	26,631

Total revenues	90,256	76,562	60,004

Cost of revenues:
Software sales	5,642	6,586	5,652
Maintenance and technical support	4,200	4,334	4,100
Consulting services	24,014	25,622	19,239

Total cost of revenues	33,856	36,542	28,991

Gross profit	56,400	40,020	31,013

Operating expenses:
Research and development, net (Note 13a)	5,947	7,547	5,336
Selling and marketing, net	26,360	19,820	13,759
General and administrative	21,098	26,778	16,935

Restructuring costs (Note 11)	2,466	6,613	1,123
Impairment charge	-	20,081	-
Total operating expenses	55,871	80,839	37,153

Operating income (loss)	529	(40,819)	(6,140)
Financial income, net (Note 13b)	2,419	575	958
Other expenses (Note 1)	623	2,199	-

Income (loss) before taxes on income	2,325	(42,443)	(5,182)
Taxes on income (Note 9)	523	167	384

	1,802	(42,610)	(5,566)
Equity in losses of affiliates	(57)	-	(108)
Minority interest in earnings (losses) of subsidiaries	(825)	(176)	11

Net income (loss)	$ 920	$ (42,786)	$ (5,663)

Net earnings (loss) per share (Note 16):
Basic and diluted net earnings (loss) per share	$ 0.03	$ (1.45)	$ (0.19)

The accompanying notes are an integral part of the consolidated financial statements.

F - #

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	`	Accumulated other comprehensive loss	Treasury shares	Accumulated deficit	Comprehensive income	Total shareholders’ equity

Balance as of January 1, 2000	$ 684	$ 34,862		$ (369)	$ -	$ (1,331)		$ 33,846
Other comprehensive income:
Foreign currency translation adjustments	-	-		(412)	-	-	$ (412)	(412)
Net income	-	-		-	-	920	920	920

Total comprehensive income							$ 508

Issuance of shares, net	87	79,510		-	-	-		79,597
Exercise of stock options	10	846		-	-	-		856
Decrease in loans to shareholders	-	22		-	-	-		22
Purchase of Treasury shares	-	-		-	(5,424)	-		(5,424)

Balance as of December 31, 2000	$ 781	$ 115,240		$ (781)	$ (5,424)	$ (411)		$ 109,405

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	`	Accumulated other comprehensive loss	Treasury shares	Accumulated deficit	Comprehensive loss	Total shareholders’ equity

Balance as of January 1, 2001	$ 781	$ 115,240		$ (781)	$ (5,424)	$ (411)		$ 109,405

Other comprehensive loss:
Foreign currency translation adjustments	-	-		(14)	-	-	$ (14)	(14)
Net loss	-	-		-	-	(42,786)	(42,786)	(42,786)

Total comprehensive loss							$ (42,800)
Exercise of stock options	6	262		-	-	-		268
Decrease in loans to shareholders	-	20		-	-	-		20

Balance as of December 31, 2001	787	115,522		(795)	(5,424)	(43,197)		66,893

Other comprehensive loss:
Foreign currency translation adjustments	-	-		(44)	-	-	$ (44)	(44)
Net loss	-	-		-	-	(5,663)	(5,663)	(5,663)

Total comprehensive loss							$ (5,707)
Exercise of stock options	1	77		-	-	-		78
Purchase of Treasury shares	-	-		-	(243)	-		(243)

Balance as of December 31, 2002	$ 788	$ 115,599		$ (839)	$ (5,667)	$ (48,860)		$ 61,021

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ 920	$ (42,786)	$ (5,663)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	6,416	8,102	4,502
Equity in losses of affiliates	57	-	108
Minority interest in losses (earnings) of consolidated subsidiaries	825	176	(11)
Erosion of long-term loans	294	64	8
Accrued severance pay, net	54	(962)	(111)
Impairment and restructuring costs	-	21,215	-
Write-off of investment in subsidiary	623	2,219	-
Capital gain pursuant to a decrease in holding percentage	-	(269)	-
Capital loss on sale of property and equipment	-	249	-
Decrease in trade receivables	1,229	4,174	6,331
Increase in related parties receivables	(442)	(187)	(247)
Decrease in other accounts receivable and prepaid expenses	322	1,471	100
Decrease (increase) in inventories	(228)	1	339
Decrease in trade payables	(1,887)	(902)	(2,020)
Increase (decrease) in restructuring accrual	(883)	944	(2,092)
Increase (decrease) in accrued expenses and other accounts payable	(14,643)	1,142	(3,367)

Net cash used in operating activities	(7,343)	(5,349)	(2,123)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software costs	(7,084)	(4,454)	(1,293)
Purchase of property and equipment	(2,018)	(2,112)	(543)
Additional investment in subsidiaries	(757)	(2,769)	(228)
Investment in affiliates and other companies	(1,437)	(380)	(750)
Proceeds from sale of property and equipment	-	614	-
Investment in other assets	(892)	(103)	-
Payment for acquisition of initially consolidated subsidiaries (c)	(17,043)	-	-
Proceeds from realization of investments in formerly consolidated subsidiary	-	-	48

Net cash used in investing activities	(29,231)	(9,204)	(2,766)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2000	2001	2002

	CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from exercise of stock options	856	288	78
	Proceeds from issuance of shares, net	79,597	-	-
	Purchase of Treasury shares	(5,424)	-	(243)
	Short-term bank credit, net	(2,985)	(556)	2,590
	Repayment of long-term loan	(1,357)	(310)	(641)
	Proceeds from long-term loans	-	280	418
	Dividend paid to minority in subsidiaries	-	-	(128)

	Net cash provided by (used in) financing activities	70,687	(298)	2,074

	Effect of exchange rate changes on cash and cash equivalents	216	124	(300)

	Increase (decrease) in cash and cash equivalents	34,329	(14,727)	(3,115)

	Cash and cash equivalents at beginning of the year	8,298	42,627	27,900

	Cash and cash equivalents at end of year	$ 42,627	$ 27,900	$ 24,785

	Supplemental disclosure of cash flow activities:

a.	Net cash paid during the year for:
	Income taxes	$ 54	$ 66	$ 520

	Interest	$ -	$ 89	$ 138

b.	Non-cash transactions:
	Investment in subsidiaries recorded against accounts payable	$ 200	$ 111	$ -

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2000	2001	2002
c.	Payment for acquisition of initially consolidated subsidiaries:

	Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

	Working capital deficiency (excluding cash and cash equivalents)	$ (13,878)	$ (170)	$ -
	Property and equipment	2,025	54	-
	Goodwill and other intangible assets	33,529	984	-
	Investment in affiliate	(1,504)	-	-
	Restructuring costs	(4,043)	-	-
	Minority interest	914	(171)	-
	Long-term loan	-	(428)	-
	Capital gain pursuant to a decrease in holding percentage	-	(269)	-

		$ 17,043	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL

a.

Magic Software Enterprises Ltd. ("the Company") and its subsidiaries develop, market and support software development and deployment technology ("the Magic technology") and applications developed using this Magic technology. These applications are designed for e-Business, customer relationship management and other enterprise uses. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. Magic technology and Magic-based applications are used by software solution providers and enterprises ("the Magic community"). The Company also provides professional services maintenance and technical support to the Magic community. The principal markets of the Company and its subsidiaries are Europe, North America and Japan (see Note 12).

In 2002, the Company introduced the iBOLT product family. iBOLT is a new product family that will provide affordable enterprise application integration to mid-sized businesses and system integrators.

As for information about the Company's holdings, see the Appendix.

b.

In the first quarter of 2000, MSE Netherlands BV, a wholly-owned subsidiary of the Company entered into an agreement to purchase 51% of the outstanding share capital of Caswell Holdings B.V. ("Caswell") in consideration of $330 thousand that was paid to the selling shareholders and $330 thousand that was paid to Caswell. Through the second quarter of 2001, Caswell ceased its operations due to liquidity difficulties, and filed for bankruptcy. Therefore, the Company incurred a loss of $2,219 thousand, which was recorded under other expenses.

c.

During 2000, the Company purchased 100% of the following companies:

	Consideration	Goodwill resulted
In thousands

Sintec Call Center Ltd. ("Sintec")	$ 3,990	$ 4,143
I.T.M Engineering and Information
Systems Ltd. ("I.T.M")	$ 4,000	$ 3,910
Micronova Systems Ltd ( "M.N.S")	$ 2,500	$ 4,462

In November 2001, the three companies merged into a new company named Magic Professional Services Ltd.

Certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company's projections for 2002, as potential indicators of intangible asset impairment. In the fourth quarter of 2001, as a result of the above conditions, management conducted an evaluation of the carrying value and amortization periods of the Company's recorded goodwill that resulted from the acquisition of the subsidiaries. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $5,842 thousand. The remaining goodwill after the impairment was $ 4,500 thousand.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL (Cont.)

d.

In September 2000, the Company signed an agreement to acquire 52% of the outstanding share capital of Answer On Demand Inc. ("AOD") - a private Florida based company that provides integrated software solutions for the long-term healthcare industry. In consideration, the Company provided the sellers with an advance payment of $1,170 thousand and an additional amount of $2,457 thousand was placed in escrow. The final amount was to be paid to the sellers subject to an earnings formula for the three-year period ending December 31, 2003.

In October 2001, the Company signed an amendment agreement which canceled the terms of the payment as set above, and determined that the final purchase price will be as follows: The Company transferred to the sellers an amount of $ 2,268 thousand out of the amount that was placed in escrow, the remaining $ 189 thousand was returned to the Company. As a result of this amended agreement, the Company's holdings in AOD's share capital increased to 69%.

At the end of 2001, AOD merged with Advanced Information Management, Inc. ("AIM"), creating a new company named Advanced Answer on Demand, Inc. ("AAOD"). As a result, the Company's holding in AAOD's share capital decreased to 62.93%, and a capital gain of $ 269 thousand was recognized.

e.

In September 2000, the Company acquired CoreTech Consulting Group Inc. (hereinafter "Coretech") in consideration of $6,810 thousand. CoreTech provides services and strategic solutions in the field of e-Business. The operations of Coretech are included in consolidated statements from the third quarter of 2000. The goodwill that resulted from the transaction was approximately $17,237 thousand.

Certain conditions were identified by management, including recurring operating losses and downward adjustment to the Company's projections for 2002, as potential indicators of intangible asset impairment. In the fourth quarter of 2001, as a result of the above conditions, as well as the general weakness in the IT market, management conducted an evaluation of the carrying value and amortization periods of the Company's recorded goodwill that resulted from the acquisition of the subsidiary. Management considered current and anticipated industry conditions, recent changes in its business strategies, and current and anticipated operating results. The evaluation resulted in an impairment charge of $10,121 thousand.

f.

During 2001, the Company’s subsidiary, MSE Canada Inc. ceased its operations and, therefore, the goodwill associated with the subsidiary in the amount of $1,331 thousand, was impaired.

g.

In March 2000, the Company acquired a 51.0% equity interest in Burofa GmbH, a German corporation, in consideration of approximately $1.25 million. In November 2000, the Company sold back its stake in the subsidiary to its former shareholders for the same purchase price due to additional substantial investments, managerial and other resources the Company would have been required to invest in the subsidiary for its operations to become profitable. The Company incurred a capital loss of $ 623 thousand.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.

Financial statements in United States dollars:

A majority of the revenues of the Company and certain subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation ("SFAS" No. 52). All transactions gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholder's equity.

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions including profits from inter-company sales not yet realized outside the group, have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term, highly liquid investments that are readily convertible to cash with original maturities of three months or less.

e.

Inventories:

Inventories consist of software packaging, diskettes, printed materials and hardware production devices, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.

Investments in other companies:

Investments in non-marketable securities of companies in which the Company holds less than 20% are recorded at the lower of cost or estimated fair value, since the Company does not have the ability to exercise significant influence over operating and financial policy of the affiliate.

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), or companies less than 20% held, where the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on inter-company sales, not realized outside the Group, were eliminated.

The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with Accounting Principle Board Opinion No. 18 "The Equity Method of Accounting for Investments in Common Stock", ("APB No. 18").

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on managements’ most recent analyses, impairment losses on cost investments have been identified in the amount of $378 thousand. As of December 31, 2002, no impairment losses have been identified.

g.

Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	4
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	15
Internet software developed for self use	33
Leasehold improvements	Over the term of the lease

h.

Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, no impairment losses have been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.

Other assets:

Other assets - comprised of distribution rights and know-how - are stated at amortized cost. Amortization is calculated using the straight-line method over the estimated useful lives that is three years for distribution rights and eight years for know-how. As of December 31, 2001 based on managements' most recent analysis, impairment losses have been identified in the amount of $1,279 thousand. As of December 31, 2000 and 2002, no impairment losses have been identified.

j.

Goodwill:

Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, and was amortized until December 31, 2001, on a straight-line basis over 10 years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No, 142") goodwill acquired in a business combination for which the date is on or after July 1, 2001, shall not be amortized.

The carrying value of goodwill and the appropriateness of the amortization periods is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period. If this review indicates that goodwill and distribution rights will not be recoverable, the carrying value of the goodwill is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, an impairment losses in respect of goodwill in the total amount of $ 17,529 have been identified and recorded.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows, asset value, and market multiples. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital and estimates of market multiples for each of the reportable units.

SFAS No. 142 prescribes a two-phase process for impairment testing of goodwill. The first phase screens for impairment; while the second phase (if necessary) measures the impairment. The Company completed its first phase impairment analysis related to the adoption of SFAS No. 142 during the first quarter of 2002 and its annual test during the fourth quarter of 2002 and found no instances of impairment of its recorded goodwill; accordingly, the second testing phase was not necessary. No subsequent indicators of impairment have been noted by the Company.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.

Revenue recognition:

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for software sales in accordance with Statement of Position (SOP) 97-2, "Software Revenue Recognition" ("SOP No. 97-2"), as amended. SOP No. 97-2, generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. SOP 98-9 requires that revenues be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria are met.

Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers.

Maintenance and technical support revenues included in multiple element arrangement are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenues allocable to the software services are recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized based on Statement of Position No. 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts" using contract accounting on a percentage of completion method based on inputs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. As of December 31, 2002 no such estimated losses were identified.

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.

Research and development costs:

Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the product development process of the Company and its subsidiaries, technological feasibility is established upon completion of a working model.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Costs incurred by the Company and its subsidiaries between completion of the working model and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, based on managements’ most recent analyses, impairment losses have been identified in the amount of $ 895 thousand. As of December 31, 2000 and 2002 no impairment losses have been identified.

m.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees  in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2000, 2001 and 2002 amounted to approximately $ 1,077 thousand, $ 962 thousand and $ 316 thousand, respectively.

n.

Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2000, 2001 and 2002 were $ 1,465 thousand, $ 860 thousand and $ 280 thousand, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

o.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method, whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

p.

Treasury shares:

The Company repurchases its Ordinary Shares from time to time in the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction of shareholders’ equity.

q.

Basic and diluted net earnings (loss) per share:

Basic net earnings (net loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings (net loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" (SFAS No. 128").

All outstanding stock options and warrants have been excluded from the calculation of the diluted earnings (net loss) per share because all such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was 655,431 and 68,982 for the years ended December 31, 2001 and 2002, respectively.

r.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees" and FASB interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information regarding net income (loss) and net earnings (loss) per share is required by Statements of Financial Accounting Standard No. 123 "Accounting for Stock Based Compensation" ("SFAS No. 123"), and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant, using the Black-Scholes Option Valuation Model, with the following weighted-average assumptions for each of the three years in the period ended December 31, 2002: expected volatility of 1.024, 0.44 and 0.996, respectively, risk-free interest rates of 6%, 2% and 1.5% respectively, dividend yields of 0% for each year, and a weighted-average expected life of the option of four years for each year.

Pro forma information under SFAS 123:

December 31,
	2000	2001	2002
1 In thousands

Net income (loss) as reported	$ 920	$ (42,786)	$ (5,663)
Deduct: total stock-based compensation expenses determined under the fair value based method for all awards	$ (1,479)	$ (3,702)	$ (1,788)

Pro forma net income (loss)	$ (559)	$ (46,488)	$ (7,451)
Basic and diluted earning (loss) per share as reported	$ 0.03	$ (1.45)	$ (0.19)

Pro forma basic and diluted loss per share	$ (0.02)	$ (1.57)	$ (0.25)

Compensation expenses that would have been recognized by the Company related to its stock-based employee compensation awards amounted to $ 1,479, $ 3,702 and $ 1,788 for the years ended December 31, 2000, 2001 and 2002, respectively.

s.

Concentrations of credit risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in North America, Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

t.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, short-term bank credit and trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The carrying amount of the Company’s long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar type of borrowing arrangements.

u.

Impact of recently issued Accounting Standards:

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses significant issue regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is effective for all exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on our results of operations or financial position.

NOTE 3 -

OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2001	2002
	In thousands

Prepaid expenses	$ 982	$ 789
Government authorities	1,226	1,397
Employee loans (*)	409	344
Advances to suppliers and other	1,396	1,479

	$ 4,013	$ 4,009
(*) Including loans to directors and officers, bearing 4% annual rate and linked to the Israeli Consumer Price Index ("CPI")	$ 112	$ 163

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-

PROPERTY AND EQUIPMENT

	December 31,
	2001	2002
	In thousands
Cost:
Buildings and leasehold improvements	$ 6,836	$ 6,845
Computers and peripheral equipment	9,304	9,496
Office furniture and equipment	3,255	3,053
Motor vehicles	484	371
Internet software developed for internal use	1,050	1,057

	20,929	20,822
Accumulated depreciation:
Buildings and leasehold improvements	1,413	1,326
Computers and peripheral equipment	7,312	8,217
Office furniture and equipment	1,986	1,970
Motor vehicles	185	153
Internet software developed for internal use	638	724

	11,534	12,390

Depreciated cost	$ 9,395	$ 8,432

Depreciation expenses amounted to $ 1,710 thousand, $ 1,961 thousand and $ 1,752 for the years ended December 31, 2000, 2001 and 2002, respectively. As for charges, see Note 15c.

NOTE 5:-

OTHER INTANGIBLE ASSETS

	December 31,
	2001	2002
	In thousands
Original amounts:
Capitalized software	$ 20,418	$ 21,882
Distribution rights	1,551	1,472
Know-how	285	285

	22,254	23,639
Accumulated amortization:
Capitalized software	9,460	12,146
Distribution rights	1,448	1,472
Know-how	127	167

	11,035	13,785

Amortized cost	$ 11,219	$ 9,854

Amortization expenses amounted to $ 1,458 thousand, $ 1,868 thousand and $ 2,750 for the years ended December 31, 2000, 2001 and 2002, respectively. Impairment expenses amounted to $ 2,174 thousand for the year ended December 31, 2001, no impairment was recognized during 2000 and 2002.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-

GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

In thousands

Balance as of January 1, 2002	$ 20,599
Goodwill acquired during the year	228
Translation adjustments	(106)

Balance as of December 31, 2002	$ 20,721

The results of operations presented below for the three years ended December 31, 2002, 2001 and 2000, reflect the results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	December 31,
	2000	2001	2002
	In thousands (except per share data)

Reported net income (loss)	$ 920	$ (42,786)	$ (5,663)
Goodwill amortization	3,248	4,273	-

Adjusted net income (loss)	$ 4,168	$ (38,513)	$ (5,663)

Basic and diluted net earnings (loss) per share:
Reported net income (loss) per share	$ 0.03	$ (1.45)	$ (0.19)
Goodwill amortization	0.11	0.15	-

Adjusted basic and diluted net earnings (loss) per share	$ 0.14	$ (1.30)	$ (0.19)

NOTE 7:-

ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2001	2002
	In thousands

Employees and payroll accruals	$ 5,983	$ 3,016
Accrued expenses	3,615	2,563
Deferred revenues	4,052	4,297
Fund for Encouragement of Marketing Activities	128	145
Government authorities and other	592	1,670

	$ 14,370	$ 11,691

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-

LONG-TERM LOANS

a.

Composed as follows:

	Currency	Interest rate		December 31,
		2001	2002	2001	2002
		%		In thousands
Loans from related party	U.S. dollars	5	-	$ 45	$ -
Bank loans	U.S. dollars	5.25 - 11.5	5.67	610	473
Bank loan	HUF	6.5	6.50	94	80
Less-current maturities				80	139

				$ 669	$ 414

b.

The loans mature as follows:

December 31,
In thousands

2003 (current maturity)	$ 139
2004	119
2005	87
2006	92
2007	37
Thereafter	79

$ 553

NOTE 9: - TAXES ON INCOME

a.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the "Law"):

Seven expansion programs of the Company have been granted "Approved Enterprise" status, under the Law. For these expansion programs, the Company has elected alternative benefits, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of non-Israeli investments in the Company), as described below.

1.

Income derived from the first and the second programs was tax-exempt for the two-year period ended December 31, 1991, and was subject to a reduced tax rate of 25% for the five-year period ended December 31, 1996.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - TAXES ON INCOME (Cont.)

2.

The third program entitles the Company to a tax exemption for the four-year period ended December 31, 1995, and is subject to a reduced tax rate of 25% for the six-year period ending December 31, 2001.

3.

The fourth program entitles the Company to a tax exemption for the four-year period ended December 31, 1996, and is subject to a reduced tax rate of 25% for the six-year period ending December 31, 2002.

4.

The fifth program entitles the Company to a tax exemption for the four-year period ended December 31, 2001, and is subject to a reduced tax rate of 25% for the eight-year period ending December 31, 2009.

5.

In each of January 1998 and November 1998, the Company received approvals for other expansions of its "Approved Enterprise" status, which entitles the Company to a two-year tax exemption period for each expansion and to a reduced tax rate of 25% for an additional period of eight-years. The period of benefits for those expansions has not yet commenced.

The tax benefit periods provided by the fifth, sixth and seventh programs end at the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval.

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific certificate of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2002, and with respect to the first five programs, has received written confirmation to this effect from the Investment Center.

If a dividend were to be distributed out of tax-exempt profits deriving from an expansion program, the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

b.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969 (the "Encouragement Law"):

The Company is an "industrial company", as defined by the Encouragement Law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to deduct public issuance expenses and patents and other intangible property rights for tax purposes, and the right to file, under specified conditions, a consolidated tax return with additional related Israeli "industrial companies".

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - TAXES ON INCOME (Cont.)

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b the consolidated financial statements are presented in U.S. dollars. The differences between the change in the Israeli CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109") the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

c.

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, known as the tax reform, became effective. The tax reform changed the Israeli tax system from a territorial tax method into a personal tax method on a global basis.

d.

Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed based upon tax laws in their countries of domicile.

e.

Net operating losses carry forwards:

As of December 31, 2002, the Company and its Israeli subsidiaries had operating loss carry forwards of approximately $ 25,279 thousand, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2002, Magic Software Enterprises Inc. had U.S. federal net operating tax loss carryforwards of approximately $ 16,017 thousand, which can be carried forward and offset against taxable income for 15 years and will expire from 2007 to 2014.

f.

Income (loss) before taxes on income:

	Year ended December 31,
	2000	2001	2002
	In thousands

Domestic	$ 1,331	$ (31,705)	$ (4,605)
Foreign	994	(10,738)	(577)

	$ 2,325	$ (42,443)	$ (5,182)

g.

Taxes on income:

Taxes on income consists of the following:

Current:
Domestic	$ 222	$ 197	$ (136)
Foreign	301	(30)	520

Taxes on income	$ 523	$ 167	$ 384

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - TAXES ON INCOME (Cont.)

h.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	December 31,
	2001	2002
	In thousands

Loss carryforwards	$ 18,691	$ 20,557
Allowances and reserves	2,800	2,006

	21,491	22,563
Less: valuation allowance	(21,491)	(22,563)

Net deferred tax assets	$ -	$ -

The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the foreseeable future.

i.

Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel of 36% and the actual tax expense, is as follows:

	Year ended December 31,
	2000	2001	2002
	In thousands
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ 2,325	$ (42,443)	$ (5,182)

Statutory tax rate in Israel	36%	36%	36%

Theoretical tax expense (benefit)	$ 837	$ (15,279)	$ (1,865)

Deferred taxes on losses for which an evaluation allowance was provided	(1,520)	13,784	2,141
Tax adjustment in respect of inflation in Israel	(64)	(46)	(38)
Non-deductible expenses	1,270	1,708	146

Actual tax expense	$ 523	$ 167	$ 384

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY

a.

The Ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel-Aviv Stock Exchange in Israel.

b.

On February 25, 2000, the Company completed a public offering of 3,500,000 Ordinary shares at a price of $24.50 per share, resulting in net proceeds of approximately $79.6 million.

c.

Stock Option Plans:

Under the Company's 1991 and 2000 Stock Option Plans ("the plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries.

Pursuant to the plans, the Company reserved for issuance 6,750,000 and 3,000,000 Ordinary shares respectively. As of December 31, 2002, an aggregate of 2,230,653 Ordinary shares of the Company are still available for future grant.

Each option granted under the plans is exercisable until the earlier of 10 years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on July 31, 2001 and the 2000 plan will expire on November 5, 2010. The exercise price of the options granted under the plans may not be less than the nominal value of the shares into which such options are exercisable. The options vest primarily over four years. Any options, which are forfeited or canceled before expiration, become available for future grants.

In June 2002, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding stock options, and receive new options, at such time which is not less than six months and one day from the date of cancellation of such stock options. A total of 375,207 options were cancelled in connection with the option exchange program and 120,773 options were granted in December 2002 to those employees who are employed by the Company at such time. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of the new options was equal to the fair market value of the Company's Ordinary shares at the time of the new grant day.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

The following table is a summary of the Company’s stock option activity as of December 31, 2000, 2001 and 2002:

	Year ended December 31, 2000		Year ended December 31, 2001		Year ended December 31, 2002
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	2,261,232	$ 2.10	2,497,413	$ 5.29	3,711,655	$ 3.22
Granted	1,147,823	$ 9.13	2,234,555	$ 1.64	195,773	$ 1.28
Exercised	(609,931)	$ 1.93	(283,143)	$ 1.35	(55,169)	$ 1.38
Cancelled	-	-	-	-	(375,207)	$ 8.16
Forfeited	(301,711)	$ 2.81	(737,170)	$ 5.21	(725,115)	$ 3.01
Outstanding at the end of the year	2,497,413	$ 5.29	3,711,655	$ 3.22	2,751,937	$ 2.31
Exercisable at the end of the year	1,087,472	$ 3.45	2,574,626	$ 3.28	2,103,941	$ 2.35

The options outstanding as of December 31, 2002 have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2002	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2002	Weighted average exercise price of exercisable options

0-1	20,000	10	$ 0.75	10,000	$ 0.75
1-2	2,340,887	8	$ 1.55	1,770,575	$ 1.53
2-3	82,551	6	$ 2.52	71,836	$ 2.54
3-4	40,220	6.5	$ 3.94	40,220	$ 3.94
5-6	86,473	8	$ 5.00	64,477	$ 5.00
6-7	1,011	7	$ 6.54	1,011	$ 6.54
9-10	91,260	7	$ 9.52	68,445	$ 9.52
10-11	80,535	7.5	$ 10.56	68,377	$ 10.56
19-20	9,000	7.5	$ 19.19	9,000	$ 19.19

	2,751,937	8	$ 2.31	2,103,941	$ 2.35

c.

Dividends:

On November 11, 2002, the Board of Directors decided on a cash dividend distribution to its shareholders of $ 0.40 per Ordinary share. The total amount to be distributed was $ 11,882 thousand. On January 27, 2003 after receiving approval for a capital reduction from the Tel-Aviv District Court the Company announced the distribution of the dividend. The ex-dividend date was February 11, 2003 and the payment date was February 24, 2003.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - SHAREHOLDERS' EQUITY (Cont.)

As a result of the dividend distribution, the Company made the following adjustments in compliance with FIN No. 44: for options with an original exercise price greater than $ 1.35 the new exercise price was reduced by $ 0.40 and for options with an original exercise price equal to $ 1.35 and lower than the new exercise price was set at  the original price multiplied by 0.703 and the number of options was divided by 0.703.

NOTE 11:-

RESTRUCTURING COSTS

During 2000, 2001 and 2002, the Company incurred costs of $ 2,466 thousand, $ 6,613 thousand and $ 1,123 thousand, respectively, in implementing its restructuring plans.

In 2000, 2001 and 2002 the Company announced that it was implementing a series of strategic initiatives intended to further reduce costs, increase efficiencies and focus on key business areas. In connection with the strategic initiatives, and in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (for 2002) SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (for 2000 and 2001), EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs in a Restructuring)" and SAB-100, "Restructuring and Impairment Charges". The strategic initiatives include integrating the marketing and public relations functions into one unit, recognizing an impairment of under-performing assets and certain other non-recurring costs. As a result of strategic initiatives approximately 64 and 32 employees were terminated during 2001 and 2002, respectively.

The major components of the fiscal 2001 and 2002 restructuring and other charges are as follows:

	Original accrual		Cash		Non-cash		Balance at December 31,
	2001	2002	2001	2002	2001	2002	2001	2002
	In thousands

Lease obligation	$ 1,939	$ 246	$ -	$ -	$ -	$ -	$ 1,939	$ 246
Exit costs (including termination of projects and line of business)	3,836	264	816	-	1,039	-	1,981	264
Employee termination and severance costs	838	613	654	397	-	-	184	216

	$ 6,613	$ 1,123	$ 1,470	$ 397	$ 1,039	$ -	$ 4,104	$ 726(1)

(1)

The restructuring accrual balance as of December 31, 2002 includes $ 1,286 from 2001.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-

GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on a basis of one reportable segment. (See Note 1 for a brief description of the Company's business. The Company's business is divided into six main geographic areas: Israel, Europe (excluding the United Kingdom), the United Kingdom, North America, Japan and other regions. Total revenues are attributed to geographic areas based on location of customers.

This data is presented in accordance with Statement of Financial Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2000, 2001 and 2002:

	Year ended December 31,
	2000	2001	2002
	In thousands

Israel	$ 18,508	$ 5,449	$ 3,417
Europe	28,223	28,024	16,136
North America	24,724	26,466	22,044
Japan	12,078	11,191	9,563
Other	6,723	5,432	8,844

	$ 90,256	$ 76,562	$ 60,004

The Company’s long-lived assets that consist of property and equipment and severance pay funds are as follows:

	Year ended December 31,
	2000	2001	2002
	In thousands

Israel	$ 9,729	$ 8,324	$ 7,782
Europe	1,644	887	746
North America	971	897	663
Japan	132	152	176
Other	616	535	530

	$ 13,092	$ 10,795	$ 9,897

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-

SELECTED STATEMENTS OF OPERATIONS DATA

a.

Research of development costs:

	Year ended December 31,
	2000	2001	2002
	In thousands

Total costs	$ 13,031	$ 12,001	$ 6,629
Less - capitalization of software costs	(7,084)	(4,454)	(1,293)

Research and development, net	$ 5,947	$ 7,547	$ 5,336

b.

Financial income, net:

Interest and bank charges	$ 1,277	$ 1,103	$ 211
Gain (loss) arising from foreign currency transactions	1,142	(528)	747

	$ 2,419	$ 575	$ 958

NOTE 14 - RELATED PARTIES TRANSACTIONS

a.

Transactions with related parties:

Year ended December 31,
	2000	2001	2002
In thousands
General and administrative expenses (income), net (1)	$ 162	$ 132	$ (79)

Purchase of subsidiary (2)	$ 3,990	$ -	$ -

Investment in other company	$ -	$ -	$ 750

(1)

Including rent expenses paid to Mashov, services consumed and management fees paid to a principal shareholder.

(2)

In February 2000, the Company exercised an option to purchase 18% of the outstanding share capital of Sintec Call Center Ltd. ("Sintec") for a total consideration of $ 440 thousand and converted convertible notes into 19% of the share capital of Sintec for a conversion price of $ 250 thousand.  During the second quarter of 2000, the Company acquired the remaining outstanding shares for an aggregate consideration of $ 3,300 thousand.

(3)

The Company granted a loan to a related party which can be converted into the related party's Preferred shares at April 1, 2004. The loan is considered as an investment in an affiliated company according to EITF 99-10 (see Note 17).

b.

Balances of accounts with related parties are in part linked to foreign currency and bear no interest.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: - COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

The facilities of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2002, are as follows:

In thousands

2003	$ 1,967
2004	998
2005	361
2006 and thereafter	16

$ 3,342

Rent expenses for the years ended December 31, 2000, 2001 and 2002, were approximately $ 1,747 thousand, $ 2,216 thousand and $ 1,934, respectively.

b.

Guarantees:

The Company provided a guarantee to a  bank of $ 150 thousand in respect of a subsidiary. During 2003, subsequent to the balance sheet date  this guarantee was removed.

c.

Charges:

As collateral for the Company's liabilities, a floating charge on all of the Company's assets was recorded in favor of a bank.

As collateral for a subsidiary's line of credit, a charge was recorded on the subsidiary's trade receivables in the amount of up to $ 253.

d.

Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits. Management can not predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

On April 12, 2000, the Company and its subsidiary Magic Software Enterprises, Inc. were sued by CECG, Inc., in the Superior Court of New Jersey Middlesex County Chancery Division. The plaintiff claimed that the product supplied to it by the Company, does not allow "unlimited runtimes" and "multi-user network". Damages are sought in an unspecified amount.

In December 2001, the judge granted the Company's motions and the case was dismissed. In December 2001, CECG filed an appeal of the verdict, and in February 2003, the Company petitioned for certiorari to the U.S. Supreme Court. The Company intends to vigorously contest the appeal.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: - COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

In April 2003, a € 480 thousand lien was placed on the Company’s subsidiary Magic Software Benelux bank account. The lien was placed by Caswell's trustee in order to secure a € 1.7 million future claim he intends to file based on the alleged mismanagement of Caswell by Magic Software Benelux.

e.

Royalty-Bearing Grant:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 thousand for the years up to and including 2002. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants.

As of December 31, 2002, the remaining contingent obligation of the Company amounted to $ 487 thousand.

NOTE 16:-

NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2000	2001	2002
	In thousands

Net income (loss)	$ 920	$ (42,786)	$ (5,663)

Numerator for basic and diluted earnings (loss) per share - income available to shareholders	$ 920	$ (42,786)	$ (5,663)

Weighted average shares outstanding Denominator for basic net earnings (loss) per share	29,084	29,604	29,690
Effect of dilutive securities	1,148	(* -	(* -

Denominator for diluted net earnings (loss) per share	30,232	29,604	29,690

Basic and diluted net earnings (loss) per share	$ 0.03	$ (1.45)	$ (0.19)

*)

Anti-dilutive.

NOTE 17: - SUBSEQUENT EVENT

In May 2003 the Company settled an outstanding loan to related party (see Note 14a) by purchasing its intellectual property rights ("IPR"). According to the agreement the Company is to pay royalty fees regarding any sale of products of the purchased IPR and undertook to comply with all the terms required by the Chief Scientist in connection with its grants to the related party.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Appendix

Details of Subsidiaries

Details of the percentage of control of the share capital and vote of subsidiaries as of December 31, 2002:

Name of subsidiary	Percentage of ownership and control	Placement of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Magic Software Enterprises Spain	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.i.	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises Canada Inc.- inactive *)	100	Canada
Magic Software Enterprises Australia Pvt. Ltd. *)	100	Australia
Magic Software Enterprises India Pvt. Ltd.	100	India
Magic Rental Technologies International Rentpro Ltd.	75	Israel
ONYX Szoftverhaz Korlatolt Felelossegu Tarsasag	74	Hungary
Magic Software (Thailand) Corp. Ltd.	70	Thailand
Advanced Answer On Demand Inc.	62.93	U.S.A
Nextstep Infotech Prt. Ltd.	51	India
Access Data Corporation Inc	55.68	U.S.A.
Caswell Holdings B.V *)	51	Netherlands

*)

See Note 1.

- - - - - - - - - - - - - -

Report of Independent Auditors with Respect to Subsidiaries

30/06/2003 15:58 MAGIC LTD. → 95389454 NO.388 P01
06/30 '03 16:09 NO.291 02/05

ASG Audit Corporation
Certified Public Accountants

Grant Thornton

Independent Auditors' Report

We have audited the accompanying balance sheet of Magic Software Japan K. K. ("the Company") as of December 31, 2002, and the related statements of operations, accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in Japan.

ASG Audit Corporation

Tokyo, Japan
January 24, 2002

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595-0363
F (81) (0) 3 3595-0395
E asg-ac@gtjapan.com
W www.gti.org

Member of Grant Thornton International

1

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By: /s/ Menachem Hasfari

Name:  Menachem Hasfari

Title:  Chief Executive Officer

By: /s/ Guy Bernstein

Name:  Guy Bernstein

Title:  Chief Financial Officer

Dated:  June 30, 2003.

EXHIBIT INDEX

Exhibit

Description

Page

3.1

Memorandum of Association of the Registrant.1

3.2

Articles of Association of the Registrant.2

4.1

Specimen of Ordinary Share Certificate.3

10.1

1991 Employee Stock Option Plan, as amended.4

10.2

2000 Employee Stock Option Plan.5

21

List of Subsidiaries of the Registrant

.1

Consent of Kost, Forer & Gabbay, a Member of Ernst & Young

Global, with respect to our Registration Statements on Form S-8.

.2

Consent of BDO Ziv & HAFT with respect to our Registration

Statements on Form S-8.

23.3

Consent of Levy Cohen & Co Chartered Accountants

23.4

Consent of ASG Audit Corporation, a Member of Grant Thornton

International

99.1

Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2

Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3

Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4

Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

___________

(1)

Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)

Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)

Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)

Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000.

(5)

Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000.