Form 20-F
period 2003-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2004-06-10
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 20-F

         REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

             X        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

        TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934
For the transition period from  _____  to _____

Commission file number:   0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Exact Name of Registrant as Specified in Its Charter

and Translation of Registrant's Name Into English)

Israel

(Jurisdiction of

Incorporation or Organization)

5 Haplada Street, Or Yehuda 60218, Israel

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, NIS 0.1 Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, par value NIS 0.1

30,238,324

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No _____

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17       Item 18   X

INTRODUCTION

Magic Software Enterprises Ltd. develops, markets and supports software development, deployment and integration technologies that enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Our core technology, eDeveloper, is based on a revolutionary programming paradigm that eliminates wasted time and repetition from the development cycle, significantly reducing development, deployment and maintenance time and costs.  eDeveloper is built around the concept of a smart application engine that provides platform and database independence for the development of composite applications that bridge computing architectures, such as Java, .Net and other diverse standards.

In mid 2002, we embarked on the development of a suite of integration products targeted toward mid-size and large organizations that have multiple computing environments, limited budgets and time to market challenges.  In May 2003, we launched the iBOLT Integration Suite, which enables companies to utilize their existing business processes and legacy investments, and rapidly customize solutions to meet specific enterprise needs, at an affordable price. iBOLT has become a major focus of ours.

In August 1991, we completed an initial public offering and in February 2000, we completed a public offering of additional ordinary shares.  Our ordinary shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange under the symbol MGIC.

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors”.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on June 9, 2004 was NIS 4.52 per $1.00.

As used in this annual report, the terms “we,” “us” and “our” Magic Software Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms.

#

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

B.

Liquidity and Capital Resources

C.

Research and Development, Patents and Licenses

D.

Trend Information

E.

Off-Balance Sheet Arrangements

F.

Tabular Disclosure of Contractual Obligations

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

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16.

RESERVED.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

S I G N A T U R E S

#

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

We derived the following income statement data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2002 and 2003 from our audited consolidated financial statements and notes included elsewhere in this annual report. We derived the consolidated income statement data for the years ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 1999, 2000 and 2001 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	1999	2000	2001	2002	2003
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software(1)	$32,596	$26,904	$19,110	$15,136	$19,712
Applications	4,428	14,416	11,212	7,355	7,277
Maintenance and technical support	9,218	11,347	10,956	10,882	10,853
Professional services	17,750	37,589	35,284	26,631	25,548
Total revenues	63,992	90,256	76,562	60,004	63,390
Cost of revenues:
Software	3,231	3,635	4,187	3,318	3,943
Applications	741	2,007	2,399	2,334	1,162
Maintenance and technical support	3,450	4,200	4,334	4,100	2,580
Professional services	11,365	24,014	25,622	19,239	16,454
Total cost of revenues	18,787	33,856	36,542	28,991	24,139
Gross profit	45,205	56,400	40,020	31,013	39,251
Operating expenses:
Research and development, net	2,953	5,947	7,547	5,336	4,775
Sales, marketing, general and administrative	31,176	47,458	46,598	30,694	30,814
Restructuring and other non-recurring costs	―	2,466	6,613	1,123	―
Impairment expenses	―	―	20,081	―	―
Operating income (loss)	11,076	529	(40,819)	(6,140)	3,662
Financial (expense) income, net	175	2,419	575	958	307
Capital loss	―	(623)	(2,199)	―	42
Income (loss) before income taxes	11,251	2,325	(42,443)	(5,182)	3,927
Income taxes	2	523	(167)	(384)	(230)
	11,249	1,802	(42,610)	(5,566)	3,697
Equity in earnings (losses) of affiliates	52	(57)	―	(108)	(36)
Minority interest in losses (earnings) of consolidated subsidiaries	(394)	(825)	(176)	11	(594)
Net income (loss)	$10,907	$920	$(42,786)	$(5,663)	$3,067
Basic earnings (loss) per share	$0.45	$0.03	$(1.45)	$(0.19)	$0.10
Diluted earnings (loss) per share	$0.43	$0.03	$(1.45)	$(0.19)	$0.10
Shares used to compute basic earnings (loss) per share	24,281	29,084	29,604	29,690	29,624
Shares used to compute diluted earnings (loss) per share	25,391	30,232	29,604	29,690	29,909

Balance Sheet Data:

	At December 31,
	1999	2000	2001	2002	2003
	(U.S. dollars in thousands)
Working capital	$ 9,608	$48,968	$28,007	$23,200	$16,798
Cash and cash equivalents	8,298	42,627	27,900	24,785	13,581
Total assets	56,894	137,995	94,612	84,522	77,800
Shareholders' equity	33,794	109,405	66,893	61,021	53,924

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

Risks Related to Our Business and Our Industry

We have a recent history of losses and may not be able to maintain profitable operations in the future.

Although we reported a net profit of $3.07 million for the fiscal year ended December 31, 2003, we incurred net losses of approximately $5.66 million and $42.8 million for the years ended December 31, 2002 and December 31, 2001, respectively.  No assurance can be given that we will be able to maintain our current level of revenues and profitability in the future.

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

•

the mix of product sales;

•

exchange rate fluctuations; and

•

general economic conditions.

Our customers ordinarily require the delivery of products promptly after we accept their orders. We usually do not have a significant backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and accepted by the customers in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.  Our customers require sometimes an acceptance test for services we provide and as a result, we might have a significant backlog of orders for our services.  Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter.  In addition, we anticipate that our operating expenses will continue to increase significantly.  If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

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

We face intense competition in the markets for our application development and integration technologies, applications and services.

Many companies compete with us in the areas of software development, business integration and process management, and in the applications and services markets in which we operate. We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other members of the Magic community are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

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

We may not succeed in penetrating the market for business integration and process management.

 During 2003, we launched the iBOLT Integration Suite, which provides business integration and process management solutions to mid-size and large organizations. The business integration and process management markets in which we compete are extremely competitive and subject to rapid changes. Our competitors utilize varying approaches to providing technology for business integration and business process management. We do not have a long history of selling products in the business integration and process management markets and we will have to devote substantial resources to educating prospective customers and the market about our products’ benefits. In addition, even if we succeed to convince prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them for technical, cost, support or other reasons.

Although we have experience in implementing integration projects with our core technology eDeveloper, we may not have the resources, skills and product variety that will be required to successfully increase our market share in the business integration market.  To succeed in these markets, we will need to:

•

develop and improve our expertise in marketing and selling integration technology;

•

recruit, develop and cultivate system integrators who will serve as market and sales channels of integration projects for  prospective customers;

•

hire, train and integrate new technical and sales personnel; and

•

effectively establish and enhance relationships with end-users, with whom we may have had limited interaction to date.

Our future success will be largely dependent on the acceptance of future releases of our eDeveloper application development and deployment environment.

Our future success will be in great measure dependent on the acceptance of future releases of eDeveloper application development and deployment environment.  The acceptance of this product relies in part on the continued acceptance and growth of diverse platforms, systems and databases, where eDeveloper operates as the bridge for creating composite applications. We cannot predict with any certainty that organizations will continue to implement multiple environments to serve their computing needs.

Changes in the ratio of revenues from software licenses to revenues from services may adversely affect our gross profit margins.

Historically, our revenues from software licenses have had a higher gross profit margin than our revenues from services.   In 2001, our revenues from software licenses decreased at a greater rate than our revenues from services and had an adverse effect on our gross profit margin.  In 2002, our revenues from services decreased at a greater rate than our revenues from software license and continued to have an adverse affect on gross profit margins. In 2003, our software license revenues increased while our revenues from services decreased.  Any future decrease in the percentage of revenues derived from software licenses as compared to revenues from services may adversely affect our gross profit margin.

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

If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, particularly the loss of a major distributor or our inability to establish effective distribution and sales channels for new markets, will impact our ability to sell our products and result in a loss of revenues and profits.

Our efforts to increase our presence in the United States and Europe may not be profitable.

Our success in becoming a stronger competitor in the sale of software development and deployment technology and a leading provider of applications is dependent upon our ability to increase our sales in the U.S. and in Europe. Our efforts to increase our penetration of the U.S. and European markets is subject to risks inherent to these markets including the high cost of doing business there.

Our products have a lengthy sales cycle.

Our customers typically use our technology to develop, deploy and integrate applications that are critical to their businesses.  As a result, the licensing and implementation of our technology generally involves a significant commitment of attention and resources by prospective customers.  Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us.  Our sales cycle can be further extended for sales made through third party distributors.

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

In the event our business will grow, we will need to hire additional qualified engineering, administrative, operational, sales and technical support personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Competition for these employees in the industry in which we operate is intense around the world, especially in Israel, India and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

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

Our products may infringe the intellectual property rights of others.

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

While our principal executive offices are located in Israel, 93% of our sales in 2001 and 94% of our sales in both 2002 and 2003 were generated from other countries. This subjects us to many risks inherent to international business activities, including:

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

Formula Systems (1985) Ltd., whose shares trade on the Nasdaq National Market and the Tel Aviv Stock Exchange, or TASE, directly owns 15,768,823 or 50.65% of our currently outstanding ordinary shares.  Formula Systems is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the general ability to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

Risk Factors Related to Our Ordinary Shares

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

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the targets of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

We do not anticipate paying cash dividends in the foreseeable future and, therefore, it may be difficult for you to earn a positive return on your investment.

Although we paid a one-time cash dividend of $11,844,713 in February 2003, we currently intend to retain all future earnings to fund the growth of our business and do not anticipate paying any further cash dividends in the foreseeable future. As a result, investors will only be able to earn a positive return on their investment from selling their shares in higher price than purchased.

Risks Relating to Our Location in Israel

Conducting business in Israel entails special risks.

We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel.  Although most of our sales are made to customers outside Israel, we are nonetheless directly influenced by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees or a significant number of other employees for a significant period due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment.  Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.  In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports.  These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.  Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 1997, 1998, 2001 and 2002 the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, a reversal from prior years that benefited us.  In 1999, 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2003 the rate of inflation was negative and the NIS was revaluated vis-à-vis the dollar.  We cannot assure that we will not be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

We currently benefit from government tax benefits, which may be discontinued or reduced in the future.

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

Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making more difficult a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.

ITEM 1.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the laws of the State of Israel on February 1983 as Magic Software (1983) Ltd. for an indefinite term.  We changed our name to Magic Software Enterprises Ltd. in 1991.  We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation.  Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is 972-3-538-9292.  Our address on the Internet is www.magicsoftware.com.  The information on our website is not incorporated by reference into this annual report.

We develop, market and support software development, deployment and integration technologies and business solutions that enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

Since 1999, we also sell applications developed using Magic technology. These applications are designed for customer relationship management, or CRM, and other enterprise uses.

Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries. We refer to these software solution providers and enterprises as the Magic community.  We also provide maintenance and technical support as well as professional services to the Magic community.

We also market and sell the iBOLT Integration Suite. iBOLT provides affordable business integration solutions to mid-sized businesses and system integrators.  As a comprehensive suite, iBOLT allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner.

During 2003, we entered into a number of partnerships for the purpose of enhancing iBOLT.  We and iWay Software, an Information Builders Company, have entered into a partnership to provide intelligent, prepackaged adapters for the iBOLT Integration Suite. With this agreement, we have expanded our ability to deliver comprehensive cost-effective business integration solutions to our customers.  We also signed an OEM agreement with ItemField Inc. ItemField provides data converters that may be deployed with the iBOLT Integration Suite to enable a wide variety of systems and applications to exchange data.  Additionally, we signed an OEM agreement with Sabratech, to market and sell ApplinX. Sabratech develops and provides advanced enterprise integration solutions that allow a rapid and flexible approach to the development of legacy-based services.

We have also entered into an agreement with Enformia Software Ltd., a company controlled by Mr. David Assia, chairman of our board of directors, to integrate their portal technology into the iBOLT Integration family of products. The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

In February 2003, we sold our holdings in Magic Software (Thailand) Corp. Ltd. and in March 2003 we sold our holdings in Access Data Corporation, Inc. In September 2003, we decreased our holdings in Nextstep Infotech Prt. Ltd. from 51% to 40%.

In February 2004, we increased our holdings in CarPro Systems Ltd. to 87.5%. In addition, during the first quarter of 2004, we increased our holdings in Advanced Answers on Demand to 84%. In April 2003, we acquired the operations in Switzerland relating to our products from our Swiss distributor.

B.

BUSINESS OVERVIEW

General

We develop, market and support our award winning eDeveloper, software development and deployment technology and our iBOLT technology for business integration and process management.  Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.

Our development and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes from within one comprehensive framework.

Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms, databases or existing systems and business processes, or a high degree of application maintenance and customization is anticipated.

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

The Magic Solution

Our eDeveloper and iBOLT technologies offer system integrators, software developers and end-users of deployed applications the following benefits:

·

Time to Market.  We believe that the methodology of our technologies allow enterprises to prototype and develop, integrate and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality, that usually requires repetitive, tedious coding, is provided by our underlying core development technology, eDeveloper. In today’s dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before, while reducing costs. Both eDeveloper and iBOLT enable organizations to meet these needs.

·

Scalability and Adaptability.  Applications developed and integrated with eDeveloper and iBOLT can be easily modified as business requirements change, computing environments evolve and end-user usage and transaction volumes increase. As a result, implementations of our technology can be quickly adapted to support increased functionality and wider use throughout an organization. Applications developed with the eDeveloper technology can grow within an enterprise from the departmental level to the enterprise level by accommodating additional platforms, databases and operating systems and increased usage and application complexity. Our eDeveloper technology also enables partitioning of applications by allowing application logic to be distributed across a system in order to achieve optimal system performance and flexibility. Our iBOLT eDeveloper and iBOLT technologies enable enterprises to respond quickly to unanticipated changes in their business requirements to protect their investments in software and hardware.

·

Portability.  We designed our eDeveloper and iBOLT technologies to enable enterprises to develop and integrate applications that can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform also can be deployed on other supported platforms. Simply changing the relevant parameters in an application and initiating the file conversion of the application accomplish porting an application developed with our technology from one platform to another. As a result, porting applications can be accomplished without the lengthy coding, compiling, linking and testing phases typically required with other development methodologies. Applications developed with our technology can also be partitioned across multiple platforms. Developers can therefore take advantage of the flexibility and performance advantages inherent in multi-tiered architectures. The portability of applications developed with our software development technology enables enterprises to migrate quickly to new computing environments without having to rewrite their applications.

·

Database Access and Technology Independence.  eDeveloper and iBOLT allow enterprises to access and manipulate data from multiple databases, each based on a different technology, into a single integrated application. Developers and end-users can access multiple legacy and relational databases across the enterprise from within the same application and from within the same data view. Our technology can easily move data across platforms and convert the data from one database format to another.

Strategy

Our goal is to achieve a worldwide leadership position in the markets for software development, business integration and deployment technology. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

•

target mid-size enterprises, with focus on organizations that require rapid solutions for critical projects at an affordable price;

•

enhance strategic relationships with integration specialists and Magic solution partners for vertical market penetration;

•

form partnerships with complementary technology vendors to increase license sales and overall transactions value;

•

form new partnerships with new system integrators, who specialize in implementing business integration and process management projects

We intend to promote the growth of iBOLT sales through market development, acquisition of new businesses and partner recruitment.  With respect to eDeveloper, we will concentrate on increasing market penetration as well as consolidating our existing position in the market.  We intend to focus on the continued cultivation of our customer base and customer care, with an emphasis on realizing new business from existing customers through upgrades, maintenance, education and development projects.

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

iBOLT Integration Suite.  Our iBOLT Integration Suite is an business integration platform targeted at mid-sized organizations, a considerably underserved market in today's hot business integration space. iBOLT is based on existing eDeveloper and connectivity technology. When we realized that most of our customers were using our development environment for application development and integration, we began to add the necessary components to make our solution a stand-alone business integration environment.

iBOLT Integration Suite provides mid-sized organizations with an affordable platform for integrating many of their existing business-critical applications. In most cases, companies can purchase licenses for iBOLT Integration Suite that include development, staging, and production environments for less than $100,000, an important differentiation from other business integration environments that are cost-prohibitive for the mid-sized organization. Companies in vertical markets ranging from manufacturing to insurance and financial services can use iBOLT technology to market their product catalogs available to customers via Web interfaces, to subscribe to investment funds via the Web, and to integrate seven separate applications (including legacy) that comprise a distribution system.

As a comprehensive suite for application integration, iBOLT includes a robust set of capabilities for handling integration and exchanging transactions in a heterogeneous environment.  It includes support for business process management, monitoring and real time reporting.  In addition, iBOLT is able to directly tackle the challenge of rapidly changing business requirements with the use of our eDeveloper technology.

iBOLT provides integration and connectivity capabilities that include database interoperability, the ability to work with multiple databases in the same process, and the capacity to deploy on a range of systems on varied platforms. iBOLT also includes an assortment of smart connectors and adapters and ready-to-use components.

Seamless interfaces are provided with iBOLT for messaging and middleware technologies, such as XML, Web services, Websphere, MQ, JMS, MSMQ, J2EE and .NET platforms. iBOLT integration solutions can be deployed on Windows, most UNIX platforms including AIX, HP-UX and Solaris, Linux, and on the IBM iSeries.  We released iBOLT Version 1.5 in November 2003.

iBOLT supports most combinations of integration architectures such as network, bus or hub and spoke, with messaging models including publish and subscribe, request and reply and transaction integrity.

In 2003 iBOLT received confirmation of compliance within Giga Group's Application Integration Framework (AIF) model.

Magic Applications

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

•

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

Magic Software Vertical Solutions

Some of our subsidiaries develop, market, and support vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

Advanced Answers on Demand, Inc. develops and markets application software targeted at the long-term care industry. Its comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies. In March 2004, we increased our holdings in Advanced Answers on Demand from 63% to 84%.

CarPro Systems Ltd. develops, markets and sells CarPro™, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide. CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management. In February 2004, we increased our holdings in CarPro Systems Ltd. from 75 to 87.5%.

Nextstep Infotech PVT. Ltd. develops and markets Cheq Mate™, a banking application that provides most of the functionality needed to run a retail branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

CoreTech is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery; application development; technology planning and implementation services; and supplemental staffing.

Services

Professional Services.  We provide a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form joint ventures with our Magic solution providers and distributors to deliver successful solutions in focused market sectors. We promote these solutions and help tailor them to enterprises. An integration of the acquired technology from a particular market sector with local expertise has proven to both save time and enable building solutions that better meet customers' needs.

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

Training.  We conduct formal and organized training through our Magic University. Magic University staff members have developed several courses, pertaining to our principal products including our eDeveloper and iBOLT.   Each of these courses includes trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as Web-Based Training modules, which can be downloaded and studied at the student's own pace and location.  The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Magic University also assists our professional services managers in designing and implementing custom-made client-site courses. These courses are conducted by certified instructors who are either our employees or employees of our distributors.  In addition, we have been utilizing web-based training and demos more frequently for our employee training and customer demos.

Customers, End-Users and Markets

We market and sell our products and services in approximately 50 countries worldwide.

The following table presents our revenues by revenue types and geographical markets for the periods indicated:

	Year ended December 31,
	2001	2002	2003
Revenues:
Software sales	$ 30,322	$ 22,491	$ 26,989
Maintenance and technical support	10,956	10,882	10,853
Consulting services	35,284	26,631	25,548

Total revenues	76,562	60,004	63,390

Geographical Market	Year ended December 31,
	2001	2002	2003
	In thousands

Israel	$ 5,449	$ 3,417	$ 3,643
Europe	28,024	16,136	24,934
U.S.	26,466	22,044	21,050
Japan	11,191	9,563	9,444
Other	5,432	8,844	4,319

Total	$ 76,562	$ 60,004	$ 63,390

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

Among the thousands of end-users of our eDeveloper technology are the following organizations: Merrill Lynch, American Express, Mutual of Omaha, Allstate Insurance, Bank of France, Carey International, Cap Gemini Finance, JP Morgan, Club Med, Financial Times, Hitachi, Hutchison Telecom, Kodak, Matsushita, McKesson HBOC, Minolta, Nestle, Philip Morris, Steelcase, Adidas-Salomon, State of Washington, John Menzies Distribution and World Cargo, Athlon Group, Marconi, Compass Group PLC, United Utilities, Phoenix Police Department, the Hungarian Government, the State of Washington and the United Nations.

Sales, Marketing and Distribution

We market and support our products through our own direct sales force in Europe, India, Israel, Japan and the United States and through a network of distributors and Magic solution providers, and system integrators in those countries and a variety of other countries in Asia, South Africa and Latin America. We sell and support our products directly through our subsidiaries in Israel, France, Germany, Hungary, India, Italy, Japan, the Netherlands, Spain, the United Kingdom and the United States, and through local distributors elsewhere.

Sales.  We maintain a direct sales force in the field for pursuing local accounts and software solution providers (VAR’s). They carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle.  At May 31, 2004 we had approximately 86 direct sales personnel in the field and a group of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support most of these sales persons. Sales efforts are targeted to large enterprises performing internal application development and Magic solution providers that use Magic technology to develop solutions for their customers.  We also employ an in-house telesales staff to sell to prospect accounts and to generate and qualify leads.

Some larger Magic solution providers may also resell development systems when selling applications requiring on-site development, maintenance, and diagnostics. We carry out marketing activities with our Magic solution providers, such as publishing solutions directories and newsletters. We have a marketing program that supports Magic solution providers by providing a wide range of features and advantages in the areas of application development, sales and marketing to them.

Distributors.  In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary.  A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language.  The distributors also translate our marketing literature and technical documentation.  Distributors must undergo our program of sales and technical training.  Marketing, sales, training, consulting, product and client support are provided by the local distributor.  We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts.  We have approximately 30 distributors, most of whom also act as Magic solution providers.

Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of Webcasts, exhibitions, advertising and public relations, attendance at trade shows and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars.  We also devote substantial efforts to marketing our products on the Internet.  We regularly advertise our products in prominent trade publications.  These activities are intended both to maintain the general public awareness of the products and to generate sales leads.  We participate in many major industry trade shows and fairs worldwide.  We conduct the distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.  These events are conducted approximately once a year.

In order to foster improved relationships with our Magic solution providers, we sponsor periodic events and other marketing programs and activities.  On our corporate Internet site, we host an online solutions directory which highlights applications developed by our Magic solution providers and an information sharing section which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences.  Magic Magazine, a publication that has been developed as a public relations activity, is produced quarterly and distributed to the Magic community and potential customers, includes articles that highlight our Magic solution providers. In addition, an online newsletter, Magic Link, is distributed on a bi-monthly basis to approximately 20,000 prospects and customers.

Strategic Alliances

The important strategic alliances formed by us to date include:

IBM.  During 2003, we continued to work closely with IBM as an Advanced Partner of IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software. eDeveloper and iBOLT support application development and deployment for the IBM iSeries and AS/400,  xSeries, pSeries and zSeries platforms.

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

During 2003 we carried out various campaigns in conjunction with IBM including a campaigns and road shows to promote iBOLT for the iSeries platform.

In March 2004, we initiated the iBOLT Integration Partner plan for IBM business partners.  The iBOLT Integration Partner program offers standard and platinum levels of partner participation.  Both programs deliver marketing support, technical training, sales training, sales support, technical support, implementation services and other vital vendor services.  The platinum plan offers enhanced discounts.  We believe that by working with IBM business partners, we will substantially expand our iBOLT sales channel in North America in 2004.  We performed groundwork for this program in 2003, by cooperatively marketing iBOLT with the IBM iSeries group to customers in the financial services and manufacturing sectors.

Oracle.  As an Oracle Alliance member, we work closely with Oracle to provide gateways from our Magic technology to Oracle's database.  As part of our relationship, we have the ability to obtain special development and marketing support including licenses, technical assistance and cooperative marketing.

Pervasive Software.  We have a strategic alliance with Pervasive Software to develop and market a bundled product comprised of Pervasive's Scalable SQL database engines and our eDeveloper technology.  The alliance provides for joint technical development and product integration, international co-marketing and channel development programs.

iWay Software.  During 2003 we initiated a partnership with iWay Software to provide intelligent, prepackaged adapters for the iBOLT Integration Suite.  iWay Software is an information builder company and a leading adapter vendor, engaged in acceleration of business integration. The availability of over 200 iWay Software adapters to the iBOLT Integration Suite enables organizations to connect to virtually any packaged application, mainframe and legacy system, traditional database, and to external data sources.  iWay adapters interface seamlessly into the iBOLT environment without requiring complex coding or application modifications.  The combination of iBOLT and iWay Software adapters allows enterprises to integrate their disparate, proprietary applications and middleware, while supporting emerging messaging and business standards.  This agreement expands our ability to deliver comprehensive cost-effective business integration solutions to our customers.

Gruppo Engineering. In September 2003, we entered into an iBOLT integration and reseller partnership agreement with Gruppo Engineering, one of the leading system integrators in Italy.  As part of our agreement, Gruppo Engineering agreed to use iBOLT for projects it will execute, actively promote iBOLT within its existing customers base and resell iBOLT to large organizations in Italy for their internal use.

During 2003 we initiated strategic partnerships with a number of system integrators worldwide, to help deliver business integration services using our iBOLT application integration framework.  Among those system integrators are:

•

ISDC, a leading system integrator in the Netherlands specializing in customized solutions for large and mid-sized organizations. Since 1990 ISDC has focused on delivering cost efficient solutions based on Magic Software's eDeveloper rapid application development and deployment technology. With iBOLT, ISDC is expanding its focus into the area of business integration and process management.

•

Avesta Computer Services Ltd., a leading system integrator and outsourcer with offices in New Jersey, Pennsylvania, California, Hong Kong and India, specializing in customized solutions for large and mid-sized organizations. With iBOLT, Avesta is gaining key technologies for customer solutions in business integration and business process management.

•

Voigt Software, a leading German provider of software solutions to the liquid gas industry. Voigt is quickly realizing the benefits of iBOLT and has already won its first project to create an architecture application for a major liquid gas company in Germany.

Fujitsu Limited. In the beginning of 2004, our subsidiary, Magic Software Japan, signed a memorandum of understanding with Fujitsu Limited whereby the two companies will work together to sell our eDeveloper application development environment in conjunction with Fujitsu's Interstage Application Server.   This agreement enables us to reach a broader base of enterprise customers and to take advantage of a leading application server.  It is expected that the partnership will be expanded in the future to include a global agreement that will include both Fujitsu's worldwide network and our sales channels, acting in more than 50 countries worldwide.

Itemfield Inc. In June 2003, we signed an OEM agreement with ItemField Inc. ItemField provides data converters that may be deployed with the iBOLT Integration Suite to enable a wide variety of systems and applications to exchange data.

Sabratech. In February 2003, we signed an OEM agreement with Sabratech to market and sell ApplinX, from Sabratech. Sabratech develops and provides advanced enterprise integration solutions, which allow a rapid and flexible approach to the development of legacy-based services.

Enformia Software Ltd. In May 2003, we entered into an agreement with Enformia, a company controlled by Mr. David Assia, chairman of our board of directors, to integrate their portal technology into the iBOLT Integration family of products.  The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

Competition

The markets for our eDeveloper and iBOLT technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements.  These markets are therefore highly competitive and we expect competition to intensify in the future. We may not be able to compete effectively in these markets and may lose market share to our competitors.  The principal competitors in the market for our eDeveloper technology are Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Oracle, Compuware, Lansa and packaged applications such as SAP, and PeopleSoft.  The principal competitors in the market for our iBOLT Integration Suite are companies such as WebMethods, Tibco, Seeburger, IBM’s WebSphere, Microsoft’s BizTalk, Axway and Mercator. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

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

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in Canada, France, Germany, Israel, Italy, Luxembourg, the Netherlands, Poland, Portugal, Romania, Slovakia, South Africa, Spain, Switzerland, Thailand, Austria, Czech Republic, Hungary, China, Bulgaria, the United Kingdom, Australia, Chile and the United States.    Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We do not believe that patent laws are a significant source of protection for our products. Copyright registration for software is available in the United States and Japan.  We have registered a copyright for our software in the United States and Japan.  Also, we have registered copyrights for some of our manuals in the United States and have acquired ISBN numbers for some of our manuals. Our copyrights expire 70 years from date of first publication. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.

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

We believe that because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

C.

ORGANIZATIONAL STRUCTURE

We are a member of the Formula Systems (1985) Ltd. Group (Nasdaq: FORTY).  Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.  In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market.  Formula Systems, an Israeli corporation, beneficially owns a 50.65% equity interest in our ordinary shares.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries, as of June 2004:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, LLC	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
MSE Holdings, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
CarPro Systems Ltd.	Israel	87.5%
Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag	Hungary	74%
Advanced Answers on Demand Holding Corporation	U.S.	84%
Nextstep Infotech Prt. Ltd.	India	40%

D.

PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters and principal administrative, finance, sales, marketing and research and development operations are located in an office building of approximately 34,000 square feet that we own in Or Yehuda, Israel, a suburb of Tel Aviv.  The building was constructed on a parcel of land leased from the Israel Land Authority.  The lease expires in 2040 and can be renewed for an additional period of 49 years.

Our Hungarian subsidiary owns a 9,830 square foot building in Budapest, Hungary.

Our U.S. subsidiaries lease approximately 24,150 square feet of office space in Irvine, California, King of Prussia, Pennsylvania, Fort Lauderdale, Florida, New York, New York and Wisconsin with lease terminations ranging from August 2004 through July 2009.  In addition, our subsidiaries also lease office space aggregating approximately 51,000 square feet in Paris, France; Munich, Germany; Pune, India; Milan, Italy; Tokyo, Japan; Houten, the Netherlands; Madrid, Spain, and Bracknell, U.K.

In the year ended December 31, 2003, we invested $1,338,000 in capital assets, mainly in computers and peripheral equipment.

ITEM 1.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

The following discussion and analysis is based and should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information included elsewhere in this annual report.

Overview

We develop, market and support our Magic software development and deployment technology, and technology for business integration and process management. Our technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs. In 2003, we expanded our business to include the sale of the iBOLT Integration Suite, a comprehensive framework for business integration and process management. Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries. We also provide maintenance and technical support as well as professional services to the Magic community.

We began operations in 1986 and completed an initial public offering of our ordinary shares in the United States in August 1991.  In the first quarter of 2000, we completed a follow-on offering of 4,000,000 of our ordinary shares in the United States at $25.00 per share.  Of these shares, 3,500,000 ordinary shares were offered by us and 500,000 ordinary shares were offered by our major shareholder, Formula Group (1985) Ltd.  Our net proceeds from the offering, after deducting the underwriting discount and expenses, were $79.6 million.

We paid a one-time cash dividend of $11,844,713 in March 2003. In addition as of December 31, 2003, we have purchased 1,053,388 ordinary shares in the open market as part of a previously announced share repurchase program at an aggregate cost of $5.8 million.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The application of these policies requires management to make estimates and assumptions that affect the valuation of assets and expenses during the reporting period.  There can be no assurance that actual results will not differ from these estimates.

Our consolidated financial statements are stated in U.S. dollars, the currency of our primary economic environment and our functional and reporting currency, and prepared in accordance with generally accepted accounting principles in the United States. Nevertheless, we conduct our operations in the local currencies of the countries in which many of our subsidiaries are located. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are re-measured into U.S. dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52. Gains and losses arising from conversion are included in accumulated other comprehensive loss in shareholders' equity.

The significant accounting policies listed in Note 2 of our financial statements that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under generally accepted accounting principles, are discussed below.

Investments in Other Companies.  Investment in non-marketable securities of companies in which we hold less than 20% are recorded at cost, since we do not have the ability to exercise significant influence over operating and financial policy of the affiliate. Our investments in companies over which we can exercise significant influence or entities in which we hold 20% to 50% of ownership or voting rights, are presented using the equity method of accounting.

Property and Equipment.  Property and Equipment are stated at cost, net of accumulated depreciation.  Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the depreciation rates described in Note 2.

Impairment for long-lived assets. Our long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long- Lived Assets, or "SFAS No. 144," whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, no impairment losses have been identified.

In 2001, our long-lived assets were reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-lived Assets." Based on management's analysis, impairment losses of $1,279,000 were identified in 2001.

Other Intangible Assets.  Intangible assets are comprised of distribution rights and acquired technology and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology are amortized over a period of 5 and 8 years, respectively.

Goodwill. Goodwill represents excess of the costs over the net assets of businesses acquired. Goodwill arose from acquisitions prior July 1, 2001, and was amortized until December 31, 2001, on a straight-line basis over 10 years. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") goodwill acquired in a business combination for which the date is on or after July 1, 2001, shall not be amortized.

The carrying value of goodwill and the appropriateness of the amortization periods is periodically reviewed by our management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period. If this review indicates that goodwill and distribution rights will not be recoverable, the carrying value of the goodwill is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, impairment losses in respect of goodwill in accordance with SFAS No. 121 in the total amount of $17,529 have been identified and recorded.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and asset value. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average and cost of capital for each of the reportable units. As of December 31, 2003 and 2002, no impairment losses have been identified.

Revenue Recognition.  To date, we have derived our revenues from licensing the rights to use our software, maintenance and technical support and providing professional services.  We sell our products primarily through our direct sales force and indirectly through distributors.

We account for software sales in accordance with Statement of Position 97-2, "Software Revenue Recognition," as amended. No. 97-2 generally requires revenue earned in software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements.  We have adopted SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions," for all multiple element transactions entered into after January 1, 2000. SOP 98-9 requires that revenue be recognized under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, also when all SOP 97-2 criteria are met.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.  We do not grant a right of return to our customers.

Maintenance and technical support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.  The VSOE of fair value of the undelivered elements (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Revenue from consulting services consists of billable hours for services provided, and are recognized as the services are rendered.

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

Revenues from software licenses that require significant customization, integration and installation are recognized based on SOP 81-1 "Accounting for Performance of Construction - Type and Certain Production - Type Contracts," using contract accounting on a percentage of completion method, based on inputs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.  As of December 31, 2003 no such estimated losses were identified.

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

Concentrations of Credit Risk.  Financial instruments, which potentially subject our company and our subsidiaries to concentration of credit risk, consist principally of cash and cash equivalents, and trade receivables.  Our cash and cash equivalents are invested primarily in deposits with major banks world-wide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold our investments are financially solid, and accordingly, minimal credit risk exists with respect to these investments.  Our trade receivables are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection.

Significant Expenses

Cost of Revenues.  Cost of revenues for software sales consist primarily of software production costs royalties and licenses payable to third parties, and amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses and other related costs.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2001	2002	2003
	(U.S. dollars in thousands)
Gross research and development costs	$ 12,001	$ 6,629	$7,086
Less capitalization of software development costs	(4,454)	(1,293)	(2,311)
Research and development expenses, net	$7,547	$5,336	$4,775

Research and development expenses are charged to expenses as incurred until technological feasibility is established. Technological feasibility is established upon completion of a detailed program design. Expenses incurred between the completion of the product design and the point at which the product is ready for general release are capitalized in accordance with Statement of Financial Accounting Standards No. 86. Capitalized software costs are amortized on a product-by-product basis.  The annual amortization is the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product, including the period being reported on. Amortization begins when the product is available for general release to customers.

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated:

	Year ended December 31,
	2001	2002	2003
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$19,110	$15,136	$19,712
Applications	11,212	7,355	7,277
Maintenance and technical support	10,956	10,882	10,853
Professional services	35,284	26,631	25,548
Total revenues	76,562	60,004	63,390
Cost of revenues:
Software	4,187	3,318	3,943
Applications	2,399	2,334	1,162
Maintenance and technical support	4,334	4,100	2,580
Professional services	25,622	19,239	16,454
Total cost of revenues	36,542	28,991	24,139
Gross profit	40,020	31,013	39,251
Operating expenses:
Research and development, net	7,547	5,336	4,775
Sales, marketing, general and administrative	46,598	30,694	30,814
Restructuring and other non-recurring costs	6,613	1,123	―
Impairment expenses	20,081	―	―
Operating income (loss)	(40,819)	(6,140)	3,662
Financial income, net	575	958	307
Capital gain (loss)	(2,199)	―	42
Income (loss) before income taxes	(42,443)	(5,182)	3,927
Income taxes	(167)	(384)	(230)
	(42,610)	(5,566)	3,697
Equity in earnings (losses) of affiliates	―	(108)	(36)
Minority interest in losses (earnings) of consolidated subsidiaries	(176)	11	(594)
Net income (loss)	$(42,786)	$(5,663)	$3,067
Basic earnings (loss) per share	$(1.45)	$(0.19)	$(0.10)
Diluted earnings (loss) per share	$(1.45)	$(0.19)	$(0.10)
Shares used to compute basic earnings (loss) per share	29,604	29,690	29,624
Shares used to compute diluted earnings (loss) per share	29,604	29,690	29,909

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2001	2002	2003
Revenues:
Software	24.9%	25.2%	31.1%
Applications	14.6	12.3	11.5
Maintenance and technical support	14.3	18.1	17.1
Professional services	46.2	44.4	40.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	5.5	5.5	6.2
Applications	3.1	3.9	1.8
Maintenance and technical support	5.7	6.8	4.1
Professional services	33.4	32.1	26.0
Total cost of revenues	47.7	48.3	38.1
Gross profit	52.3	51.7	61.9
Operating expenses:
Research and development, net	9.9	8.9	7.5
Selling and marketing, net	25.9	22.9	23.9
General and administrative	35.0	28.2	24.7
Restructuring and other non-recurring costs	8.6	1.9	-
Impairment expenses	26.2	-	-
Total operating expenses	105.6	61.9	56.1
Operating income (loss)	(53.3)	(10.2)	5.8
Capital gain (loss)	(2.9)	-	0.1
Financial income, net	(0.8)	(1.6)	(0.5)
Income (loss) before income taxes	(55.4)	(8.6)	6.2
Income taxes	(0.2)	(0.7)	0.4
Equity in losses of affiliates	—	(0.1)	(0.1)
Minority interest in (earnings) losses of consolidated subsidiaries	0.2	0.0	(0.9)
Net income (loss)	(5.6)%	(9.4)%	4.8%

Year Ended December 31, 2003 Compared With Year Ended December 31, 2002

Revenues.  Total revenues increased 5.7% to $63.4 million in 2003 from $60.0 million in 2002.  Software sales increased 30.5% to $19.7 million in 2003 from $15.1 million in 2002.  This increase was principally attributable to an increase in revenues from sales of eDeveloper and iBOLT Integration Suite. Revenues from applications decreased slightly to $7.3 million in 2003 from $7.4 million in 2002.  Revenues from maintenance and technical support remained at approximately $10.9 million in 2003, similar to 2002.  Revenues from professional services decreased 4.1 % to $25.5 million in 2003 from $26.6 million in 2002.  We expect a moderate increase in our total revenues in 2004, principally from an increase in iBOLT sales.

 Cost of Revenues.  Cost of revenues decreased 17.2% to $24 million in 2003 from $29 million in 2002.  Cost of revenues for software sales increased 18.2 % to $3.9 million in 2003 from $3.3 million in 2002.  Cost of revenues for applications decreased 47.8% to $1.2 million in 2003 from $2.3 million in 2002.  Cost of revenues for maintenance and technical support decreased 36.6% to $2.6 million in 2003 from $4.1 million in 2002.  Cost of revenues for professional services decreased 14.6% to $16.4 million in 2003 from $19.2 million in 2002.  The decrease is attributable to our ongoing efforts to cut costs and be more efficient, which efforts are continuing in 2004.

Gross Profit.  Gross profit increased 26.5% to $39.2 million in 2003 from $31.0 million in 2002, as a result of the higher revenues and lower expenses in 2003 compared to 2002.  Our gross margin, or gross profit as a percentage of total revenues, on software sales increased to 80.0% in 2003 from 78.1% in 2002.  Our gross margin on applications increased to 84.0% in 2003 from 68.3% in 2002.  Our gross margin on maintenance and technical support was increased to 76.2% in 2003 compared to 62.3% in 2002, and our gross margin on professional services increased to 35.6% in 2003 from 27.8% in 2002.  We expect to maintain our gross margin in 2004, as we continue to emphasize our efforts to increase sales and cut costs.

Research and Development Expenses, Net.  Total research and development expenses increased 7.6% to $7.1 million in 2003 from $6.6 million in 2002.  Net research and development expenses decreased 9.4% to $4.8 million in 2003 from $5.3 million in 2002.  We did not receive any grants from the Israeli Office of the Chief Scientist in either 2003 or 2002, nor did we accrue any grants from BIRD-F. See - Research and Development, Patents and Licenses.  At December 31, 2003, we employed 134 persons in research and development, of which 74 persons were based in our research and development facility in India.  Net research and development expenses as a percentage of revenues decreased to 7.5% in 2003 from 8.9% in 2002.  In 2003, a total of $2.3 million of research and development costs were capitalized as compared to $1.3 million in 2002.

Selling and Marketing Expenses, Net.  Selling and marketing expenses increased 9.4% to $15.1million in 2003 from $13.8 million in 2002 reflecting the overall growth in our 2003 revenues.  Selling and marketing expenses as a percentage of revenues increased slightly to 23.9% in 2003 from 22.9% in 2002. Our sales and marketing expenses have increased with the launch of the new iBOLT Integration Suite to market.  In particular, we invested in new sales personal with relevant expertise, new and appropriate sales tools for selling iBOLT and increased marketing campaigns and programs to generate new leads and increase the awareness of iBOLT in the market.  We intend to continue to support our iBOLT sales initiatives in 2004.

 General and Administrative Expenses.  General and administrative expenses decreased 7.1% to $ 15.7 million in 2003 from $16.9 million in 2002.  The decrease was primarily attributable to our ongoing efforts to be more effective and to cut expenses.

Restructuring and Other Non-Recurring Costs, Net.  We did not incur any net restructuring costs in 2003 compared to $1.1 million that was incurred in 2002 in connection with the world wide restructuring of our company.

Financial Income, Net.  Our financial income decreased to $0.3 million in 2003 from $1 million in 2002, principally as a result of our distribution of $11.8 million as a dividend in fiscal 2003, lower interest rates and a significant decrease in currency exchange rate gains in 2003, compared to 2002.

Income Taxes.  We incurred income taxes of $0.2 million in 2003 and $0.4 million in 2002.  These taxes are primarily attributable to taxes paid in the United States.

Equity in Losses of Affiliates.  In 2003, we recognized a loss of $0.04 million, while we recognized a loss of $0.11 million in 2002.

Minority Interest in Profits (Losses) of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits of some of our majority owned subsidiaries.  In 2003, we recognized losses of $0.59 million as compared to earnings of $0.01 million in 2002.

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

General and Administrative Expenses.  General and administrative expenses decreased 36.9% to $16.9 million in 2002 from $26.8 million in 2001.  The decrease was primarily attributable to the fact that in 2002 we did not record any goodwill amortization expenses according to the implementation of SFAS 142 as well as to improved efficiency and costs savings.

Restructuring and Other Non-Recurring Costs, Net.  We incurred restructuring costs of $1.1 million in 2002 and $6.6 million in 2001 in connection with the world-wide restructuring of our company.

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly results of operations in U.S. dollars and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2003.  We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated.  The results of operations for any quarter are not necessarily indicative of results for any future periods.

	Three months ended
	Mar. 31, 2002	June 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(U.S. dollars in thousands)
Revenues:
Software	$3,971	$4,143	$3,446	$3,576	$4,077	$4,525	$4,750	$6,360
Applications	2,307	1,874	1,921	1,253	1,664	1,661	1,700	2,252
Maintenance and technical support	2,672	2,674	2,769	2,767	2,579	2,666	2,756	2,852
Professional services	7,802	6,979	5,685	6,165	6,806	6,449	6,462	5,831
Total revenues	16,752	15,670	13,821	13,761	15,126	15,301	15,668	17,295
Cost of revenues:
Software	790	730	718	1,080	816	1,128	904	1,095
Applications	570	479	569	716	245	220	246	451
Maintenance and technical support	1,041	1,069	966	1,024	591	664	651	674
Professional services	4,937	4,941	4,603	4,758	4,583	3,867	4,039	3,965
Total cost of revenues	7,338	7,219	6,856	7,578	6,235	5,879	5,840	6,185
Gross profit	9,414	8,451	6,965	6,183	8,891	9,422	9,828	11,110
Operating expenses:
Research and development, net	1,443	1,272	1,299	1,322	1,006	1,142	1,242	1,385
Selling and marketing, net	3,949	3,806	3,204	2,800	3,530	3,862	3,897	3,850
General and administrative	3,792	4,047	4,527	4,569	4,103	3,660	3,533	4,379
Restructuring and other non-recurring costs	-	-	-	1,123	-	-	-	-
Impairment expenses	-	-	-	-	-	-	-	-
Total operating expenses	9,184	9,125	9,030	9,814	8,639	8,664	8,672	9,613
Operating income (loss)	230	(674)	(2,065)	(3,631)	252	758	1,156	1,496
Financial income (expenses), net	67	443	63	385	45	185	(31)	108
Capital loss (income)	-	-	-	-	-	-	35	7
Income (loss) before income taxes	297	(231)	(2,002)	(3,246)	297	943	1,090	1,597
Income taxes	192	77	68	47	(82)	95	111	106
Equity in losses of affiliates	-	-	-	(108)				(36)
Minority interest in earnings (losses) of consolidated subsidiaries	(46)	63	85	(115)	107	96	(166)	225
Net income (loss)	$151	$(371)	$(2,155)	$(3,288)	$272	$752	$813	$1,230

Three months ended
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
(As percentage of total revenues)
Revenues: Software	23.7%	26.4%	24.9%	26.0%	27.0%	29.6%	30.3%	36.8%
Applications	13.8%	12.0%	13.9%	9.1%	11.0%	10.9%	10.9%	13.0%
Maintenance and technical support	16.0%	17.1%	20.0%	20.1%	17.0%	17.4%	17.6%	16.5%
Professional services	46.5%	44.5%	41.2%	44.8%	45.0%	42.1%	41.2%	33.7%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues: Software	4.7%	4.7%	5.2%	7.8%	5.4%	7.4%	5.8%	6.3%
Applications	3.4%	3.1%	4.1%	5.2%	1.6%	1.4%	1.6%	2.7%
Maintenance and technical support	6.2%	6.8%	7.0%	7.4%	3.9%	4.3%	4.2%	3.9%
Professional services	29.5%	31.5%	33.3%	34.7%	30.3%	25.3%	25.7%	22.9%
Total cost of revenues	43.8%	46.1%	49.6%	55.1%	41.2%	38.4%	37.3%	35.8%
Gross profit	56.2%	53.9%	50.4%	44.9%	58.8%	61.6%	62.7%	64.2%
Operating expenses:
Research and development, net	8.6%	8.1%	9.4%	9.6%	6.7%	7.5%	7.9%	8.0%
Selling and marketing, net	23.6%	24.3%	23.2%	20.3%	23.3%	25.2%	24.9%	22.3%
General and administrative	22.6%	25.8%	32.7%	33.2%	27.1%	23.9%	22.5%	25.3%
Restructuring and other non- recurring costs	-	-	-	8.2%	-	-	-	-
Impairment expenses	-	-	-	-	-	-	-	-
Total operating expenses	54.8%	58.2%	65.3%	-	57.1%	56.6%	55.3%	55.6%
Operating income (loss)	1.4%	(4.3)%	(14.9)%	(26.4)%	1.7%	5.0%	7.4%	8.6%
Financial income (expenses), net	0.4%	2.8%	0.4%	2.8%	0.3%	1.3%	(0.2)%	0.7%
Capital loss	-	-	-	-	-	-	0.2%	0.1%
Income (loss) before income taxes	1.8%	(1.5)%	(14.5)%	(23.6)%	2.0%	6.2%	7.0%	9.2%
Income taxes	1.1%	0.5%	0.4%	0.3%	(0.5)%	0.6%	0.7%	0.6%
Equity in losses of affiliates	-	-	-	(0.8)%	-	-	-	(0.2)%
Minority interest in losses (earnings) of consolidated subsidiaries	0.2%	0.4%	(0.7%)	0.8%	(0.7)%	(0.6)%	(1.1)%	(1.3)%
Net income (loss)	0.9%	(2.4)%	(15.6)%	(23.9)%	1.8%	4.9%	5.2%	7.1%

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

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

Many of our executive officers and employees in Israel are obligated to perform up to 36 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment.  Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.  In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports.  These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.  Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work-stoppages, and these may have a material adverse effect on the Israeli economy and on us.

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

Israel and the EEC, known now as the “European Union,” concluded a Free Trade Agreement in July 1975 that confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a Free Trade Area. The Free Trade Area has eliminated all tariff and some non-tariff barriers on most trade between the two countries. On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as the “EFTA,” established a free-trade zone between Israel and the EFTA nations. In November 1995, Israel entered into a new agreement with the European Union, which includes re-definement of rules of origin and other improvements, such as allowing Israel to become a member of the Research and Technology programs of the European Union. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India, Turkey and other nations in Eastern Europe and Asia.

Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate tax rate of 36% of taxable income. However, eight investment programs at our facility in Or Yehuda have been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.  The Investment Law has been extended to June 30, 2004, and no assurance can be given that it will be extended further.  A failure to extend the Investment Law will result in a significant increase in our corporate tax rate.

As of December 31, 2003, our net operating loss carry-forwards for Israeli tax purposes was approximately $21.5 million and the net operating loss carry-forwards of our U.S. subsidiary, Magic Software Enterprises Inc., for U.S. tax purposes amounted to approximately $18.9 million. Our U.S net operating loss carry-forwards can be carried forward and offset against taxable income for 15 years and will expire in the years 2008 through 2015.

We have received final tax assessments through the tax year of 1996.  In January 29, 2004, the Israeli tax authorities issued tax assessments for the years 1997 to 2000.  We have appealed to the District Court of Tel Aviv in respect of the abovementioned tax payment.  The tax authorities claim for an additional taxable income for those years in the amount of approximately $3 million after the offset of approximately $15 million of tax losses carryforward.  The applicable tax rate if we will be found liable, will be between 25-36% in accordance with the tax benefit under the Approved Enterprise.  Based on the opinion of our tax counsel, we believe that the claims of the tax authorities are without merit. Based on this opinion we believe that the provision we have made for this claim is adequate and that the outcome of this matter will not have a material adverse effect on our financial statements or results of operations.

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

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar and companies experienced increases in the U.S. dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998.  In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel.  In 2003, the rate of inflation was negative and the NIS was revaluated vis-à-vis the dollar.  We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

1999	408.0	1.3	—	1.3
2000	408.0	0	(2.7)	2.8
2001	413.8	1.4	9.3	(7.8)
2002	440.7	6.4	7.3	(0.7)
2003	432.3	(1.9%)	(7.6%)	(9.6%)

A devaluation of the NIS in relation to the U.S. dollar has the effect of reducing the U.S. dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the U.S. dollar). Such devaluation also has the effect of decreasing the U.S. dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the U.S. dollar). Conversely, any increase in the value of the NIS in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked NIS assets and the U.S. dollar amounts of any unlinked NIS liabilities and expenses.

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

We made approximately $1.3 million of capital expenditures in 2003 and $0.5 million in 2002.  In both 2002 and 2003, the majority of our capital expenditures were attributable to the purchase of computers, peripheral equipment and software.  We currently do not have significant capital spending or purchase commitments. However, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

Net cash resulting from operating activities was $4.43 million in 2003 compared to  $2.1 million used in operating activities in 2002.  These amounts were primarily attributable to our net profit and loss in these years.  Net cash used in investing activities was approximately $3.1 million in 2003 and $2.8 million in 2002, mainly a result of investments in fixed assets and affiliated companies, as well as the capitalization of software research and development activities.

Net cash used in financing activities was approximately $12.0 million in 2003 while net cash resulting from financing activities was approximately $2.1 million in 2002. These changes are mainly a result of a dividend payment of $11.8 million in 2003 and the increase in short term bank credit of $ 2.6 million in 2002.

As of December 31, 2003, we had approximately $13.6 million in cash and cash equivalents and working capital of approximately $16.8 million as compared to $24.8 million in cash and cash equivalents and working capital of $23.2 million at December 31, 2002.

As of December 31, 2003, we used $0.6 million of our credit facility with the First International Bank of Israel Ltd. The short-term bank credit is secured by a first priority floating charge on all our assets.

On February 24, 2003, we paid a $0.40 per share cash dividend to our shareholders, which amounted to $11.8 million.  The dividend was declared by our board of directors after considering alternative means of increasing shareholder value, including a major stock buyback program that would have reduced the float of our ordinary shares.  The board determined that the dividend would be more beneficial for our company and its shareholders.

As of March 31, 2004, we had repurchased 1,053,388 shares of our ordinary shares at an aggregate purchase price of $5.77 million. We plan to repurchase additional shares from time to time in the open market subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.

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

During the three years ended December 31, 2003, we invested significant resources in the developing integration capabilities of eDeveloper. The development efforts include interfaces to messaging queues, Java class’s access capabilities, .NET object access, SNMP support, XML manipulation capabilities and Web services support.   We also invested significant resources in specifying, designing, developing, testing and releasing our new product, iBOLT, for business integration and process management. iBOLT technology is based on eDeveloper server technology and relies on eDeveloper integration functionality. In addition, we invested in the development of our unique browser client technology, which was developed using Java and converted to .NET technology as well.   Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products.

In the years ended December 31, 2001, 2002 and 2003, we invested $12.0 million, $6.6 million and $7.1 million, respectively, in research and development.

Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe. On March 31, 2004, we employed 138 employees in R&D activities- 52 persons in research and development in Israel, 64 persons in India, 8 persons in Japan and 14 persons in the U.S.  As part of our product development team, we employ technical writers who prepare user documentation for our products and have employed subcontractors in connection with the documentation and some development work.

D.

TREND INFORMATION

In order to improve our results in 2003, we implemented a long-term business model and product strategy that we believe will bring consistent revenue growth, profitability as well as growth in software license sales.

We have focused on launching the iBOLT Integration Suite to market and positioning ourselves in a leading position in the business integration and process management market segments, a position which has been acknowledged by the leading industry analyst groups. We have focused on growing our partner base of system integrators for iBOLT in the development community and our base of solution partners for eDeveloper.

We continued our stringent cost-cutting actions, reducing administrative overhead as possible, throughout our company. We also continued our efforts to increase the effectiveness of our professional services organization by increasing overall utilization.  We intend to continue to increase the effectiveness of our professional services organization to realize better margins from projects implemented around the world and to build and improve the efficiency of our distribution channels. We expect that our revenues and operating results will improve during the remainder of 2004.

E.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition,

we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2003 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in millions)
	Total	less than 1 year	1-3 Years	3-5 Years	more than 5 years
Operating lease obligations	$4.4	$1.7	$1.0	$1.7	-
Long-term debt obligations	-	-	-	-	-
Capital (finance) lease obligations	-	-	-	-	-
Purchase obligations	-	-	-	-	-
Other long-term liabilities reflected on the company’s balance sheet under U.S. GAAP	-	-	-	-	-
Total	$4.4	$1.7	$1.0	$1.7	-

ITEM 2.

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

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Dan Goldstein	49	Director
David Assia	52	Chairman of the board of directors
Menachem Hasfari	57	Chief executive officer
Hilel Kremer	42	Chief financial officer
Gad Goldstein	44	Director
Jacob Tenenboem	47	Director
Naamit Salomon	39	Director
Shlomit Golan	47	Outside director
Yigal Bar-Yossef	57	Outside director

Messrs. Dan Goldstein, David Assia, Gad Goldstein, Jacob Tanenbaum and Naamit Salomon will serve as directors until our 2004 annual general meeting of shareholders.

Ms. Shlomit Golan and Mr. Yigal Bar-Yossef will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms from the dates of their appointments (February 23, 2006 and January 28, 2007, respectively).  Thereafter, their terms may be renewed for one additional three-year term.

The following table lists our other key employees:

Name	Age	Position

Oren Inbar	46	President and chief executive officer Magic Inc.
Regev Yativ	36	Managing director, Magic Europe
Eran Kaplan	39	Managing director, Asia Pacific
David Leichner	41	Vice president- marketing
Avikam Perry	47	Vice president-research and development
Ronen Kaufman	44	Vice president-human resources and administration
Amit Birk……………………….	33	General Counsel and Corporate Secretary

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

David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of Chairman of our board of directors in January 2002.  Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and as vice chairman of our board of directors since October 2000.  From 1986 until September 1997, he served as our chief executive officer. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd. and Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Software Houses Association.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree from Tel Aviv University.

Menachem Hasfari has served as president and chief executive officer of our company since February 2001.  From January 2000 until January 2001, Mr. Hasfari was self-employed as a consultant.  From January 1992 until December 1999, Mr. Hasfari served as president and chief executive officer of Edusoft Ltd., an Israeli company engaged in the development, designing and marketing of educational and training multimedia software products and services. From 1986 to 1992, Mr. Hasfari headed the software activities of Degem Systems Ltd., a public company listed on the TASE that develops and markets computer-based training systems.  Mr. Hasfari holds a B.A. degree in economics from the Hebrew University and an M.B.A. degree from Tel Aviv University.

Hilel Kremer has served as vice-president-finance and chief financial officer of our company since April 2004. From 1998 to 2003, Mr. Kremer served as chief financial officer of NUR Macroprinters Ltd., a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From 1993 to 1998, Mr. Kremer served with Scitex Corporation Ltd. Between 1996 and 1998 he served in Hong Kong as chief financial officer for the Asia Pacific region, and from 1993 to 1996 Mr. Kremer served in several positions in Scitex’s European HQ in Brussels. Mr. Kremer holds a B.A. degree in economics from Hebrew University of Jerusalem and an MBA degree from INSEAD.

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

Jacob Tenenboem has served as a director of our company since July 18, 2002.  Mr. Tenenboem is the founder and CEO of IT Net Investments Ltd., a privately held investment company, since June 2000 and as a director of Mainsoft Inc., a privately held company, since December 1999.  Mr. Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd.  Mr. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Naamit Salomon has served as a director of our company since March 2003.  Ms. Salomon has served as a vice president finance of Formula Systems (1985) Ltd. since August 1997.  Ms. Salomon also serves as a director of Liraz Systems Limited, a global provider of software products and support services for the modernization of existing information systems.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University.

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

Yigal Bar-Yossef  has served as an outside director of our company since January 2004.  Mr. Bar-Yossef has been self-employed since September 2002.  From September 2001 to September 2002, Mr. Bar-Yossef served as senior vice president of sales and marketing of Amdocs Ltd.  From January 1998 to July 2001, Mr. Bar-Yossef served as chief executive officer and president of Pelephone Communications Ltd.  From 1992 to 1997, Mr. Bar-Yossef served as chief executive officer and president of Digital Equipment Corporation Ltd.  Mr. Bar-Yossef served as a director of Hirshzon Barak Ltd. and Aladdin Knowledge Systems Ltd. until 2003.  Mr. Bar-Yossef holds a B.A. degree in service management and a MBA degree from the Hebrew University, Jerusalem.

Oren Inbar has served as the president and chief executive officer of our U.S. subsidiary since May 2002.  Mr. Inbar joined us in February 1997 as sales manager and served as managing director of our Israeli operation from June 1998 until May 2000.  From May 2000 until May 2001, he served as our vice president sales Europe. Mr. Inbar holds a B.Sc. degree in industrial psychology from South Africa University.

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

Ronen Kaufman has served as our vice president human resources and administration since March 2001. During 2002 Mr. Kaufman has served as vice president human resources at Coresma. Prior to that and from 1996 until 2000 he served as human resources manager at ECI Telecom). Prior to that and from 1994 to 1996, Mr. Kaufman served as human resources manager at Macabbi and from 1989 to 1994 he served as recruitment and placement manager at MLM Israel Aircraft Industries (1989 - 1994). Mr. Kaufman holds B.A (Sociology and Labor Studies) and M.Sc. (Organizational Behavior) degrees from Tel Aviv University.

Amit Birk has served as our general counsel and corporate secretary since May 1999.  From 1997 to 1998, Mr. Birk worked as an associate in Avital Dromi & Co., a leading Tel Aviv law firm. Mr. Birk holds an L.L.B. degree from the University of Sheffield and an M.B.A. degree from Bar Ilan University. Mr. Birk is also a certified mediator.

Mr. Yigal Berman served as our outside director for two three-year terms from the date of his appointment, pursuant to the provisions of the Israeli Companies Law.  Mr. Berman’s second term expired on December 6, 2003, and his service on our board of directors was terminated thereafter.

The employment of Mr. Guy Bernstein, who served as our as our chief financial officer since December 2000 and as our vice president of operations since February 2002, was terminated effective June 1, 2004.

A.

COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2003.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting then of 9 persons	$ 1,257,675	$ 135,683

During the year ended December 31, 2003, we paid to each of our outside and independent directors an annual fee of approximately $7,391 and a per meeting attendance fee of approximately $290.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2003, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 223,155 ordinary shares, at exercise prices ranging from $0.8014 to $4.02 per share (after the dividend adjustment) , with vesting over a three-year term.  Of such options 2,779 options expire in 2012 and 220,376 options expire in 2013.  All options were issued under the 2000 Employee Stock Option Plans.  See¾"Share Ownership¾Stock Option Plans."

C.

BOARD PRACTICES

Election of Directors

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.  Our five directors currently in office were elected by our shareholders at our annual meeting of shareholders in January 2004, and our two outside directors were elected by our shareholders at our annual meetings in February 2003 and in January 2004.

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

In addition, the Nasdaq Stock Market currently requires us to have at least two independent directors on our board of directors and to establish an audit committee.  Ms. Golan and Mr. Bar-Yossef qualify both as independent directors under the Nasdaq Stock Market requirements and as outside directors under the Israeli Companies Law requirements.  Mr. Tenenboem qualifies as an independent director under the Nasdaq Stock Market requirements.

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

The Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of the shareholders. Moreover, an extraordinary transaction with a controlling shareholder or the terms of compensation of a controlling shareholder must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting. The transaction can be approved by shareholders without this one-third approval restraint, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

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

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care. Our articles of association provide that, subject to any restrictions imposed by corporate law, we have entered into an insurance contract covering the liability of our officers and directors with respect to:

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

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not exculpate an office holder, nor indemnify or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders.

We have indemnified our office holders to the fullest extent permitted by law. We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $15.0 million including legal costs incurred world-wide.

Employment Agreements

Our directors, except our outside directors and Mr. David Assia, do not receive any fees or remuneration for their services.  In lieu of such fees, we granted those directors options to purchase our ordinary shares.  See Item 6B “Compensation.”  As to the approval of all compensation arrangements of directors, see Item 6A “Directors and Senior Management¾Approval of Related Party Transactions Under Israeli Law.”

On April 15, 1995, we entered into an employment agreement with Mr. David Assia, who then served as our president and chief executive officer and is currently serving as chairman of our board of directors.  The agreement, as amended on January 20, 1998, provides for a base salary and a package of benefits including an annual bonus and options to purchase ordinary shares, and contains certain non-competition and confidentiality provisions.  In the event Mr. Assia’s employment is terminated without cause at any time beginning 2001 and until 2006, Mr. Assia will be entitled to severance pay ranging from 12 months salary to 20 months salary, respectively.  Thereafter and until 2014, he will be entitled to severance pay, which will be reduced gradually to 12 months salary.  In addition, Mr. Assia is entitled to the benefits provided under Israeli law upon termination of his employment.  Such benefits include severance payments equal to one-month salary per each year of employment with us.  Under the agreement, the term of Mr. Assia’s employment will continue until such time as we terminate it, subject to providing Mr. Assia with 20 months prior written notice.  Mr. Assia may terminate the agreement on six-months prior notice.

Audit Committee

Our audit committee, which was established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Our Audit Committee consists of three board members who satisfy the “independence” requirements of the Securities Exchange Commission, Nasdaq and Israeli Law for audit committee members. Our audit committee is currently composed of Ms. Shlomit Golan and Messrs. Yigal Bar-Yossef and Jacob Tenenboem each of whom satisfies these requirements.  The audit committee meets at least once each quarter.

Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

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

D.

EMPLOYEES

At December 31, 2003, we and our 15 wholly owned subsidiaries and 4 controlled subsidiaries had 481 employees worldwide, of which 175 employees were based in Israel, 116 employees were based in Asia, 99 employees were based in Europe and 91employees were based in North America.  Of these 481 employees, 141 employees were employed in research and development, 146 employees were employed in technical support, training and consulting, 91 employees were employed in marketing and sales and 103 employees were employed in operations and administration.

At December 31, 2002, we and our then 14 wholly owned subsidiaries and 7 controlled subsidiaries had 624 employees worldwide, of which 207 employees were based in Israel, 173 employees were based in Asia, 121 employees were based in Europe and 123employees were based in North America.  Of these 624 employees, 186 employees were employed in research and development, 192 employees were employed in technical support, training and consulting, 119 employees were employed in marketing and sales and 127 employees were employed in operations and administration.

At December 31, 2001, we and our then 14 wholly owned subsidiaries and 7 controlled subsidiaries had 691 employees worldwide, of which 230 employees were based in Israel, 170 employees were based in Asia, 156 employees were based in Europe and 135 employees were based in North America.  Of these 691 employees, 190 employees were employed in research and development, 229 employees were employed in technical support, training and consulting, 129 employees were employed in marketing and sales and 143 employees were employed in operations and administration.

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

A.

SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of June 9, 2004 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

David Assia (3)	1,208,420	3.88%
Menachem Hasfari (4)	40,261	*
Dan Goldstein (5)	--	--
Gad Goldstein (5)	--	--
Jacob Tanenbaum (6)	10,000	*
Naamit Salomon	--	--
Shlomit Golan	--	--
Yigal Bar-Yossef	--	--

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

(2)

The percentages shown are based on 30,238,324 ordinary shares issued and outstanding as of June 9, 2004.

(3)

Includes 7,155 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $3.98 per share.  Such options expire in 2013.

(4)

Includes 40,261 ordinary shares subject to currently exercisable options granted under our stock option plan, at an exercise price of $3.98 per share.  Such options expire in 2013.

(5)

Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd., and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 15,768,823 ordinary shares held by Formula Systems (1985) Ltd., except to the extent of their proportional interest therein.

(6)

All of such 10,000 ordinary shares are subject to currently exercisable options granted under our stock option plan, at an exercise price of $1.08 per share.  Such options expire in 2012.

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

As of May 31, 2004, options to 427,680 shares were outstanding at an average exercise price of $2.935 per share.  As of May 31, 2004, our executive officers and directors as a group, consisting of nine persons, did not hold any options  to purchase ordinary shares.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  On January 2004 our shareholders approved to increase the number of shares available for grant under the 2000 Plan by 1,000,000.   Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan.  Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

Our board of directors and our Option Committee, which was appointed by the board of directors, administer the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the Option Committee has the authority, in its sole discretion, to:

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

As of May 31, 2004, 2,773,953 options to purchase ordinary shares having an average exercise price of $2.758 per share were outstanding.  Of such options, options to purchase 903,057ordinary shares are currently exercisable. Of such outstanding options, 443,416 options were granted to our executive officers and directors, having an average exercise price of $2.55per share.  Options for the purchase of 1,226,047 ordinary shares are available for future grant under the 2000 Plan.

ITEM 1.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

The following table sets forth certain information as of June 9, 2004 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	15,768,823	50.65%

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

(2)

The percentages shown are based on 30,238,324 ordinary shares issued and outstanding as of June 9, 2004.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

At June 4, 2004 there were 112 holders of record of our ordinary shares.  Based on a review of the information provided to us by our transfer agent, 94 record holders holding approximately 94.13% of our ordinary shares had registered addresses in the United States and 18 record holders holding approximately 5.85% of our ordinary shares had registered addresses in Israel.   On January 28, 2004, we had approximately 5,779 beneficial holders of our ordinary shares. We do not believe this number has materially changed.

B.

RELATED PARTY TRANSACTIONS

Lease Agreements

In March 2002, we entered into an agreement with Enformia Software Ltd., a company controlled by Mr. David Assia, chairman of our board of directors, pursuant to which we sublet to Enformia the first floor (approximately 2,440 square feet) of the 3 Haplada Street building at a monthly rent of $2,200, which rent does not include maintenance expenses, plus value added tax.  The term of the lease was one year and was subject to renewal for additional one year terms.  In March 2003, the parties agreed to terminate the lease.

Maintenance Agreement

In May of 2001, we entered into an agreement with Enformia pursuant to which Enformia will maintain our website for a fee of NIS 50,835 ($12,000) per year.  In February 2003, the parties agreed to terminate the agreement and we have started to maintain the website with our own resources.

Loan Agreement

In October 2002, we entered into a loan agreement with Enformia, pursuant to which we will invest up to $1.5 million in the continued development of the Enformia intellectual property. We were given an option to increase our holdings in Enformia to 51%.  As of December 2002 we invested $750,000. In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property rights. According to the agreement we have to pay royalty fees for a period of four years for any sale attributed to the intellectual property rights we purchased and also undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia.

Technology Integration Agreement

In May 2003, we entered into an agreement with Enformia, to integrate their portal technology into the iBOLT Integration family of products.  The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enformia are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.  Because of our chairman's personal interest in Enformia Ltd., any future transactions and arrangements with Enformia require approval of the audit committee and our board of directors.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 2.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume.  See note 12 of the financial statements.

Legal Proceedings

We have received final tax assessments through the tax year of 1996.  In January 29, 2004, the Israeli tax authorities issued tax assessments for the years 1997 to 2000.  We have appealed to the District Court of Tel Aviv in respect of the abovementioned tax payment.  The tax authorities claim for an additional taxable income for those years in the amount of approximately $3 million after the offset of approximately $15 million of tax losses carryforward. The applicable tax rate if we will be found liable, will be between 25-36% in accordance with the tax benefit under the Approved Enterprise.  Based on the opinion of our tax counsel, we believe that the claims of the tax authorities are without merit. Based on this opinion we believe that the provision we have made for this claim is adequate and that the outcome of this matter will not have a material adverse effect on our financial statements or results of operations.

From time to time, claims arising in the ordinary course of our business are brought against us.  In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

Following receipt of the approval from the District Court of Tel Aviv, on February 2003 we paid a cash dividend to our shareholders of $0.40 per ordinary share. The total dividend amounted to $11,844,713.

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

ITEM 3.

THE OFFER AND LISTING

A.

OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year
1999	27.67	1.35	--	--
2000	29.79	2.25	4.887	2.353
2001	4.00	0.80	3.75	1.30
2002	2.10	0.721	2.15	0.88
2003	4.85	0.79	4.69	0.83

_________________

*The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli  Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2002
First Quarter	$ 2.1	$ 1.45	$ 2.15	$ 1.60
Second Quarter	1.8	1.06	1.82	1.275
Third Quarter	1.29	0.77	1.36	0.95
Fourth Quarter	1.44	0.721	1.36	0.88

2003
First Quarter	$ 1.43	$ 0.79	$ 1.04	$ 0.83
Second Quarter	1.74	1.00	1.64	0.99
Third Quarter	3.08	1.53	3.04	1.54
Fourth Quarter	4.84	2.61	4.69	2.61

_________________

*The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the Nasdaq National Market and the Tel Aviv Stock Exchange:

	Nasdaq National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2003
December	$ 4.50	$ 3.52	$ 4.48	$ 3.68

2004
January	$ 8.70	$ 4.3	$ 8.66	$ 4.58
February	7.60	5.90	7.26	6.12
March	7.15	5.79	6.75	5.63
April	6.80	4.83	6.63	5.57
May	5.69	4.36	5.63	4.43

____________________

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

ITEM 4.

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

The quorum required at any meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one-third (33%) of the voting rights in the company.  A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

The quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person or represented by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital.  A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders.  At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

The Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that following the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger. Under the Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Companies Law and regulations promulgated thereunder.  See also “Item 6A.  Directors, Senior Management and Employees – Directors and Senior Management – Approval of Related Party Transactions Under Israeli Law.”

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

The Investment Center of the Ministry of Industry and Trade has granted "approved enterprise" status under Israeli law to eight investment programs at our manufacturing facility. We have elected the alternative package of benefits with respect to each of these approved enterprise programs. The tax benefits with respect to each of the approved programs are as follows:

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

•

The portion of our retained income derived from our fourth program approved in June 1990 was tax-exempt for a period of four years ended December 31, 1996 and was subject to a reduced tax rate of 25% for the subsequent period of six years ending December 31, 2002.

•

Our fifth program approved in February 1996 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of four years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of six years.

•

Our sixth program approved in January 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of five to eight years.

•

Our seventh program approved in November 1998 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of five to eight years.

•

Our eighth program approved in November 2002 will entitle us to a tax exemption on the portion of our retained income derived from this program for a period of two years commencing with the first year in which there is taxable income and to a reduced rate of 25% for the subsequent period of five to eight years.

The tax benefit periods provided by the fifth, sixth and seventh programs end the earlier of 12 years from the commencement of operations or production or 14 years from receipt of the approval.

The portion of our taxable income derived from the third and fourth programs during the period of six years ending December 31, 2001 and December 31, 2002 and our portion of taxable income derived from the fifth, sixth and seventh programs during the above period of five to eight years will be subject to a reduced tax rate of 20% if the foreign investment in our company is between 49% to 74%.

The benefits available to an approved enterprise are conditional upon the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval, as described above. In the event that a company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the Israeli consumer price index linkage adjustment and interest.  In our opinion, we have been in full compliance with the conditions of the above programs through December 31, 2003 and, with respect to the first five programs, have received written confirmation to this effect from the Investment Center.

Grants under the Law for the Encouragement of Industrial Research and Development, 1984

Under the Law for the Encouragement of Industrial Research and Development, 1984, research and development programs which meet specified criteria and are approved by the research committee of the Office of the Chief Scientist are eligible for grants of up to 50% of certain of the project's expenditure, as determined by the research committee, in exchange for the payment of royalties from the sale of products developed in accordance with such program. Regulations promulgated under the Research Law generally provide for the payment of royalties to the Office of the Chief Scientist of 3%-5% on sales of products and services derived from technology developed using these grants until 100% of the U.S. dollar-linked grant is repaid. Following the full repayment of the grant, there is no further liability for repayment.

The terms of the Israeli government participation also require that the manufacture of products developed under an approved research and development program be performed in Israel. However, upon the approval of the Chief Scientist, some of the manufacturing volume may be performed outside Israel, provided that the grant recipient pays royalties at an increased rate and the aggregate repayment amount is increased. If the manufacturing volume that is performed outside of Israel is less than 50%, the total amount to be repaid to the Office of the Chief Scientist may be adjusted to 120% of the grant.  If the manufacturing volume that is performed outside of Israel is between 50% and 90%, the total amount may be adjusted to 150% of the grant and if it is more than 90%, the total amount may be adjusted to 300% of the grant.  The technology developed under an approved program may not be transferred to third parties without the prior approval of the research committee.  The Research Law further provides that the technology developed under an approved program may not be transferred to any third parties outside Israel. Such approval, however, is not required for the export of any products developed using the grants.  Approval of the transfer of technology may be granted in specific circumstances, only if the recipient abides by the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of acquired technology and the obligation to pay royalties in an amount that may be increased. We cannot assure you that such consent, if requested, will be granted.

Effective for grants received from the Office of the Chief Scientist under programs approved after January 1, 1999, the outstanding balance of such grants will be subject to interest equal to the 12 month LIBOR applicable to U.S. dollar deposits that is published on the first business day of each calendar year. However, we have not received any grants since 1999.

The funds generally available for grants from the Office of the Chief Scientist were reduced for 1998, and the Israeli authorities have indicated that the government may further reduce or abolish grants from the Office of the Chief Scientist in the future.  Even if these grants are maintained, we cannot assure you that we will receive grants from the Office of the Chief Scientist in the future.  In addition, each application to the Office of the Chief Scientist is reviewed separately, and grants are based on the program approved by the research committee. Generally, expenditures supported under other incentive programs of the State of Israel are not eligible for grants from the Office of the Chief Scientist.  We cannot assure you that our applications to the Office of the Chief Scientist will be approved and, until approved, the amounts of any such grants are not determinable.

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

Under the Industry Encouragement Law, Industrial Companies are entitled to the following preferred corporate tax benefits:

•

amortization of purchases of acquired technology and patents over an eight-year period for tax purposes;

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. Its features, which are material to us can be summarized as follows:

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

Capital Gains Tax on Sales of Our Ordinary Shares

Prior to the tax reform, sales of our ordinary shares by individuals were generally exempt from Israeli capital gains tax so long as (i) our ordinary shares were listed on certain stock exchanges, including the NASDAQ National Market, or listed on a stock exchange in a country appearing on a list approved by the Controller of Foreign Currency and (ii) we qualified as an Industrial Company.

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange, or, “TASE” or; (ii) (subject to a necessary determination by the

Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as our company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii)

shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and shall be exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, provided such shareholders did not acquire their shares prior to an initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

•

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly of indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded, in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

•

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax on Sales of Our Ordinary Shares” above; and

•

Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or, “Code”, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•

broker-dealers,

•

financial institutions,

•

certain insurance companies,

•

investors liable for alternative minimum tax,

•

tax-exempt organizations,

•

non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

•

persons who hold the ordinary shares through partnerships or other pass-through entities,

•

persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•

investors that actually or constructively own 10% or more of our voting shares, and

•

investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

Any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income (see “-New Tax Law Applicable to Dividends and Long-Term Capital Gain,” below). Dividends will be generally treated as foreign-source passive income or financial services income for United States foreign tax credit purposes.  Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years.  Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

New Tax Law Applicable to Dividends and Long-Term Capital Gain

Under recently enacted amendments to the code, dividends received by noncorporate U.S. Holders from certain foreign corporations, and long-term capital gain realized by individual U.S. Holders, are generally subject to a reduced maximum tax rate of 15 percent through December 31, 2008.  Dividends received with respect to ordinary shares should qualify for the 15% percent rate.  The rate reduction does not apply to dividends received from PFIC, see discussion below, or in respect of certain short-term or hedged positions in the common stock or in certain other situations. There are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the rate reduction.  U.S. Holders should consult their own tax advisors regarding the implications of these rules in light of their particular circumstances.

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

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

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

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals, which, under current law, is 28%.  Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magicsoftware.com . You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 60218, Israel.

I.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 1.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

Interest Rate Risk

We currently invest our cash in short-term deposits based on LIBOR for dollar denominated deposits.  However, from time to time we use our NIS credit facility, which is linked to the Israeli prime.  As a result, changes in the general level of interest rates are insignificant.  We expect our exposure to market risk from changes in interest rates not to be material.  Therefore, no quantitative tabular disclosures are required.

Foreign Currency Exchange Risk

In the normal course of our business we are exposed to fluctuations in foreign currency exchange rate as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation.  Generally, we do not use derivative instruments or hedge to cover all exposures.

ITEM 2.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 1.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 2.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 3.

CONTROLS AND PROCEDURES

During the year 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our company's disclosure controls and procedures pursuant to Rule 13a-14 of the Securities Exchange Act of 1934. Based upon that evaluation, our chief executive officer and chief financial officer concluded that our company's disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our company's periodic SEC filings.

There have been no significant changes in our internal controls or other factors, which could significantly affect internal controls subsequent to the date we carried out the evaluation.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system are met.  In addition, the design of any control system is based in part upon certain assumptions on the likelihood of future events.  Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

ITEM 4.

RESERVED.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mrs. Shlomit Golan meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

ITEM 16B.

CODE OF ETHICS

We have adopted a code of ethics that applies to our chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions.  The code of ethics is publicly available on our website at www.magicsoftware.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our independent public accountants and the percentage of each of the fees out of the total amount paid to the accountants.

	Year Ended December 31,
	2002		2003
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$81,000	59%	$86,000	69%
Tax (2)	$26,000	19%	$36,000	29%
Other (3)	$31,000	22%	$3,000	2%
Total	$138,000	100%	$125,000	100%

______________

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(3)

Other fees mainly comprised of strategic consulting.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.

EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

The following table sets forth, for each of the months indicated, the total number of shares purchased by us or on our behalf or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate dollar value that may yet be purchased under the plans or programs.

Period in 2003	Total Number of shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

January	55,800	$1.26	55,800	1,983,012
February	13,200	$1	13,200	1,969,812
March	23,200	$0.98	23,200	1,946,612
April - December	-	-	-	1,946,612

PART III

ITEM 1.

FINANCIAL STATEMENTS

Not applicable.

ITEM 2.

FINANCIAL STATEMENTS

Reports of Independent Auditors

F-2

Consolidated Balance Sheets

F-3 - F-4

Consolidated Statements of Operations

F-5

Statements of Changes in Shareholders' Equity

F-6

Consolidated Statements of Cash Flows

F-7 - F 9

Notes to Consolidated Financial Statements

F-10 - F 32

Appendix A – Details of Subsidiaries

F-33

Reports of Independent Auditors with Respect to Subsidiaries

F-34 - F-40

ITEM 3.

EXHIBITS

Index to Exhibits

Exhibit

  Description

3.1

Memorandum of Association of the Registrant1.

3.2

Articles of Association of the Registrant2.

4.1

Specimen of Ordinary Share Certificate3.

10.1

1991 Employee Stock Option Plan, as amended4.

10.2

2000 Employee Stock Option Plan5.

21

List of Subsidiaries of the Registrant.

23.1

Consent of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global.

23.2

Consent of Blick Rothenberg Chartered Accountants.

23.3

Consent of Levy Cohen & Co. Chartered Accountants.

.1

Consent of ASG Audit Corporation, a Member of Grant Thornton International.

.2

Consent of Mock & Partners International, Register Accountants.

31.1

Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

31.2

Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

32.1

Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2

Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2003

IN U.S. DOLLARS

INDEX

Page

Report of Independent Auditors	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-9

Notes to Consolidated Financial Statements	F-10 - F-32

Appendix - Details of Subsidiaries	F-33

Reports of Independent Auditors with Respect to Subsidiaries	F-34 - F-40

- - - - - - - - - - - -

F - #

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 14% and 19% as of December 31, 2002 and 2003, respectively, and total revenues of 39%, 34% and 39% for each of the three years in the period ended December 31, 2003. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 2, 2004	A Member of Ernst & Young Global

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2002	2003
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 24,785	$ 13,581
Trade receivables (net of allowance for doubtful accounts of $ 2,850 and $ 2,485 as of December 31, 2002 and 2003, respectively)	13,605	19,725
Related parties receivables	624	48
Other accounts receivable and prepaid expenses (Note 3)	4,009	3,221
Inventories	175	188

Total current assets	43,198	36,763

LONG-TERM INVESTMENTS:
Long-term deposits	104	279
Investments in affiliated companies (Note 1c)	748	100
Severance pay fund	1,465	1,781

Total long-term investments	2,317	2,160

PROPERTY AND EQUIPMENT, NET (Note 4)	8,432	7,855

OTHER INTANGIBLE ASSETS, NET (Note 5)	9,854	10,246

GOODWILL (Note 6)	20,721	20,776

	$ 84,522	$ 77,800

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2002	2003

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$ 3,464	$ 2,368
Trade payables	2,831	3,249
Accrued expenses and other accounts payable (Note 7)	11,691	14,348
Restructuring accrual	2,012	-

Total current liabilities	19,998	19,965

ACCRUED SEVERANCE PAY	1,861	2,166

LONG-TERM LOANS (Note 8)	414	288

MINORITY INTEREST	1,228	1,457

COMMITMENTS AND CONTINGENT LIABILITIES (Note 13)

SHAREHOLDERS' EQUITY (Note 10):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value as of December 31, 2002 and 2003; Issued 30,516,428 and 31,291,712 of December 31, 2002 and 2003, respectively; Outstanding: 29,555,240 and 30,238,324 shares as of December 31, 2002 and 2003, respectively	788	805
Additional paid-in capital	115,599	104,765
Accumulated other comprehensive loss	(839)	(80)
Treasury shares, at cost	(5,667)	(5,773)
Accumulated deficit	(48,860)	(45,793)

Total shareholders' equity	61,021	53,924

	$ 84,522	$ 77,800

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2001	2002	2003
Revenues (Note 11):
Software sales	$ 30,322	$ 22,491	$ 26,989
Maintenance and technical support	10,956	10,882	10,853
Consulting services	35,284	26,631	25,548

Total revenues	76,562	60,004	63,390

Cost of revenues:
Software sales	6,586	5,652	5,105
Maintenance and technical support	4,334	4,100	2,580
Consulting services	25,622	19,239	16,454

Total cost of revenues	36,542	28,991	24,139

Gross profit	40,020	31,013	39,251

Operating expenses:
Research and development, net (Note 12a)	7,547	5,336	4,775
Selling and marketing, net	19,820	13,759	15,138
General and administrative	26,778	16,935	15,676
Restructuring costs	6,613	1,123	-
Impairment charge	20,081	-	-

Total operating expenses	80,839	37,153	35,589

Operating income (loss)	(40,819)	(6,140)	3,662
Financial income, net (Note 12b)	575	958	307
Other expenses (Note 1)	2,199	-	42

Income (loss) before taxes on income	(42,443)	(5,182)	3,927
Taxes on income (Note 9)	167	384	230

	(42,610)	(5,566)	3,697
Equity in losses of affiliates	-	(108)	(36)
Minority interest in losses (earnings) of subsidiaries	(176)	11	(594)

Net income (loss)	$ (42,786)	$ (5,663)	$ 3,067

Net earnings (loss) per share (Note 14):
Basic and diluted net earnings (loss) per share	$ (1.45)	$ (0.19)	$ 0.10

The accompanying notes are an integral part of the consolidated financial statements.

F - #

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	`	Accumulated other comprehensive loss	Treasury shares at cost	Accumulated deficit	Comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2001	$ 781	$ 115,240		$ (781)	$ (5,424)	$ (411)		$ 109,405
Other comprehensive loss:
Foreign currency translation adjustments	-	-		(14)	-	-	$ (14)	(14)
Net loss	-	-		-	-	(42,786)	(42,786)	(42,786)

Total comprehensive loss							$ (42,800)
Exercise of stock options	6	262		-	-	-		268
Decrease in loans to shareholders	-	20		-	-	-		20

Balance as of December 31, 2001	787	115,522		(795)	(5,424)	(43,197)		66,893
Other comprehensive loss:
Foreign currency translation adjustments	-	-		(44)	-	-	$ (44)	(44)
Net loss	-	-		-	-	(5,663)	(5,663)	(5,663)

Total comprehensive loss							$ (5,707)
Exercise of stock options	1	77		-	-	-		78
Purchase of Treasury shares	-	-		-	(243)	-		(243)

Balance as of December 31, 2002	788	115,599		(839)	(5,667)	(48,860)		61,021
Other comprehensive income:
Foreign currency translation adjustments	-	-		759	-	-	$ 759	759
Net income	-	-		-	-	3,067	3,067	3,067

Total comprehensive income							$ 3,826
Exercise of stock options	17	890		-	-	-		907
Warrants issued as consideration for purchase of activity	-	121		-	-	-		121
Purchase of Treasury shares	-	-		-	(106)	-		(106)
Dividend	-	(11,845)		-	-	-		(11,845)

Balance as of December 31, 2003	$ 805	$ 104,765		$ (80)	$ (5,773)	$ (45,793)		$ 53,924

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (42,786)	$ (5,663)	$ 3,067
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,102	4,502	4,739
Equity in losses of affiliates	-	108	36
Minority interest in earnings (losses) of consolidated subsidiaries	176	(11)	594
Erosion of long-term loans	64	8	-
Accrued severance pay, net	(962)	(111)	(11)
Impairment and restructuring costs	21,215	-	-
Write-off of investment in subsidiary	2,219	-	-
Loss from realization of investments in formerly consolidated subsidiaries	-	-	42
Capital gain pursuant to a decrease in holding percentage	(269)	-	-
Capital loss on sale of property and equipment	249	-	32
Decrease (increase) in trade receivables	4,174	6,331	(5,965)
Decrease (increase) in related parties receivables	(187)	(247)	634
Decrease in other accounts receivable and prepaid expenses	1,471	100	362
Decrease in inventories	1	339	20
Increase (decrease) in trade payables	(902)	(2,020)	452
Increase (decrease) in restructuring accrual	944	(2,092)	(2,012)
Increase (decrease) in accrued expenses and other accounts payable	1,142	(3,367)	2,336

Net cash provided by (used in) operating activities	(5,349)	(2,123)	4,326

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software costs	(4,454)	(1,293)	(2,311)
Purchase of property and equipment	(2,112)	(543)	(1,338)
Additional investment in subsidiaries	(2,769)	(228)	-
Purchase of activity	-	-	(258)
Investment in affiliates and other companies	(380)	(750)	-
Proceeds from sale of property and equipment	614	-	149
Investment in other assets	(103)	-	-
Payment for acquisition of initially consolidated subsidiaries (c)	-	-	-
Proceeds from realization of investments in formerly consolidated subsidiaries	-	48	595

Net cash used in investing activities	(9,204)	(2,766)	(3,163)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2001	2002	2003

	CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from exercise of stock options	288	78	907
	Purchase of Treasury shares	-	(243)	(106)
	Short-term bank credit, net	(556)	2,590	(904)
	Repayment of long-term loan	(310)	(641)	(157)
	Proceeds from long-term loans	280	418	22
	Dividend	-	-	(11,845)
	Dividend paid to minority in subsidiaries	-	(128)	-

	Net cash provided by (used in) financing activities	(298)	2,074	(12,083)

	Effect of exchange rate changes on cash and cash equivalents	124	(300)	(284)

	Decrease in cash and cash equivalents	(14,727)	(3,115)	(11,204)

	Cash and cash equivalents at beginning of the year	42,627	27,900	24,785

	Cash and cash equivalents at end of year	$ 27,900	$ 24,785	$ 13,581

	Supplemental disclosure of cash flow activities:

a.	Net cash paid during the year for:
	Income taxes	$ 66	$ 520	$ 413

	Interest	$ 89	$ 138	$ 124

b.	Non-cash transactions:
	Investment in subsidiaries recorded against accounts payable	$ 111	$ -	$ -

	Purchase of IPR against settlement of loan (see also Note 1d)	$ -	$ -	$ 642

	Warrants issued as consideration for purchase of activity	$ -	$ -	$ 121

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2001	2002	2003
c.	Payment for the acquisition of a subsidiary (see Note 1b):

	Estimated net fair value of assets acquired and liabilities assumed at the date of acquisition was as follows:

	Working capital deficit (excluding cash and cash equivalents)	$ (170)	$ -	$ -
	Property and equipment	54	-	-
	Goodwill and other intangible assets	984	-	-
	Minority interest	(171)	-	-
	Long-term loan	(428)	-	-
	Capital gain pursuant to a decrease in holding percentage	(269)	-	-

		$ -	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL

a.

Magic Software Enterprises Ltd. ("the Company") and its subsidiaries ("the Group") develop, market and support software development and deployment technology ("the Magic technology") and applications developed using this Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Company and its subsidiaries are Europe, the U.S. and Japan (see Note 11).

As for information about the Company's holdings, see the Appendix A.

b.

In September 2000, the Company signed an agreement to acquire shares of Answer On Demand Inc. ("AOD") - a private Florida based company that provides integrated software solutions for the long-term healthcare industry. According to the agreement and to an amendment to the agreement that was signed in October 2001, the Company invested $ 3,438 thousand, in return for 69% of the AOD's share capital.

At the end of 2001, AOD merged with Advanced Information Management, Inc. ("AIM"), creating a new company named Advanced Answer on Demand Holding Corp. ("AAOD"). As a result, the Company remained with a 62.93% interest in AAOD's share capital and a capital gain of $ 269 thousand was recognized.

During the first quarter of 2004, the Company purchased an additional 20.96% of AAOD, for a consideration of $ 1,240 thousand. As a result, the Company's interest in AAOD's share capital increased to 83.89%.

c.

During 2002, the Company granted a loan in the amount of $ 750 thousand to Enformia Software, a related company, which can be converted into Enformia's Preferred shares at April 1, 2004. Since the Company can exercise significant influence over the operating and financial policy of Enformia, the loan was considered as an investment and was accounted for by the equity method, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No. 18"). The Company applies EITF 99-10, "Percentage Used to Determine the Amount of Equity Method Losses", accordingly, losses of the investee are recognized based on the ownership level of the particular investee security held by the investor, which amounted to $ 108 thousand in 2002.

In May 2003, the Company settled the abovementioned outstanding loan to Enformia, purchasing its intellectual property rights ("IPR"), which were recorded as acquired technology (see Note 5). According to the agreement, the Company is to pay royalty fees regarding any sale of products of the purchased IPR and undertook to comply with all the terms required by the Chief Scientist in connection with his grants to the related party. During 2003, the Company recorded an obligation to this related party in an amount of $ 38 thousand.

d.

In April 2003, the Company purchased the local distribution activity in Switzerland, in consideration of $ 258 thousand and 110,000 warrants for the Company's Ordinary shares, exercisable for four years, at an exercise price of $ 0.6565 per share. The fair value of the warrants was $ 121 thousand. SFAS 141 disclosure requirements were not presented due to immateriality.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: - GENERAL (Cont.)

e.

During the first quarter of 2003, the Company sold its shares in Magic Software (Thailand) Corp. Ltd. and in Access Data Corporation Inc., in consideration of $ 0 and $ 650 thousand, respectively. The capital loss from the sale of Magic Software (Thailand) Corp. Ltd. was $ 157 thousand, and the capital profit from the sale of Access Data Corporation Inc. was $ 149 thousand. Due to immateriality, those sales were not presented as discontinued operations.

f.

Through the second quarter of 2001, Caswell Holdings B.V., a 51% held subsidiary, ceased its operations due to liquidity difficulties and filed for bankruptcy. As a result, the Company incurred a loss of $ 2,219 thousand.

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

Financial statements in United States dollars:

A majority of the revenues of the Company and certain subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the primary currency of the economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with Statement of the Financial Accounting Standard Board No. 52 "Foreign Currency Translation " (SFAS No. 52)". All transactions gains and losses of the remeasurement monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries and of certain entities that are reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into U.S. dollars. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operation amounts have been translated using the average exchange rate prevailing during the year. Such translation adjustments are reported as a component of accumulated other comprehensive loss in shareholder's equity.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

d.

Cash equivalents:

Cash equivalents are short-term highly liquid investments that are readily convertible to cash with maturities of three months or less, at the date acquired.

e.

Long-term bank deposits:

Bank deposits with maturities of more than one year are included in long-term investments, and presented at their cost. The deposits are in U.S. dollars and bear interest at an average rate of 5.2%.

f.

Inventories:

Inventories consist of software packaging, discs, printed materials and hardware production devices, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

g.

Investments in affiliated companies:

Investments in non-marketable securities of companies in which the Company holds less than 20% are recorded at cost, since the Company does not have the ability to exercise significant influence over the operating and financial policy of these companies.

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

The Company's investments in other companies are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an investment may not be recoverable, in accordance with APB No. 18.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2001, based on management's most recent analyses, impairment losses on cost investments have been identified in the amount of $ 378 thousand. As of December 31, 2002 and 2003, no impairment losses have been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.

Property and equipment net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

%

Buildings	4
Computers and peripheral equipment	33
Office furniture and equipment	6 - 15
Motor vehicles	15
Internet software developed for internal use	33
Leasehold improvements	Over the term of the lease

i.

Impairment for long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long- Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2003, 2002, no impairment losses have been identified.

In 2001, the Company's long-lived assets were reviewed for impairment in accordance with Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets". Based on management's analysis, impairment losses of $ 1,279 thousand were identified in 2001.

As for goodwill impairment, see k. below.

j.

Other intangible assets:

Intangible assets are comprised of distribution rights and acquired technology and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology are amortized over a period of five and eight years, respectively.

k.

Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Under Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill acquired in a business combination for which the date is on or after July 1, 2001, shall not be amortized. Goodwill arose from acquisitions prior to July 1, 2001, and was amortized until December 31, 2001, on a straight-line basis over a period of 10 years

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying value of goodwill and the appropriateness of the amortization periods is periodically reviewed by management, based on the expected future undiscounted operating cash flows over the remaining goodwill amortization period. If this review indicates that goodwill and distribution rights will not be recoverable, the carrying value of the goodwill is reduced to estimated fair value and such impairment loss is recognized in the statement of operations. As of December 31, 2001, an impairment loss in respect of goodwill, in accordance with SFAS No. 121, in the total amount of $ 17,529 thousand, has been identified and recorded.

SFAS No. 142 requires goodwill to be tested for impairment on adoption and at least annually thereafter or between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows and asset value. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates, weighted average cost of capital for each of the reportable units. As of December 31, 2003 and 2002, no impairment losses have been identified.

l.

Revenue recognition:

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" as amended ("SOP No. 97-2"). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair value of the elements. In addition, the Company has adopted Statement of Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 98-9"). SOP No. 98-9 requires that revenues be recognized under the "residual method" when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria are met.

Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company does not grant a right of return to its customers.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue from consulting services consists of billable hours for services provided, recognized as the services are rendered.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.

When services are considered essential, revenues under the arrangement are recognized using contract accounting. When consulting services are not considered essential, the revenues allocable to the consulting services are recognized as the services are performed. To date, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized based on Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method based on inputs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2003, no such estimated losses were identified.

Deferred revenues include amounts received from customers for which revenues have not yet been recognized.

m.

Research and development costs:

Statement of Financial Accounting Standards No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a detailed product design.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Significant costs incurred by the Company and its subsidiaries between completion of the product design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2001, based on managements’ analyses, impairment losses have been identified in the amount of $ 895 thousand. As of December 31, 2003 and 2002, no impairment losses have been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.

Severance pay:

The Company’s liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s liability for all of its employees  in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Pursuant to Section 14 of the Severance Compensation Act, 1963 ("Section 14"), certain employees of the company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company’s balance sheet.

Severance expenses for the years ended December 31, 2001, 2002 and 2003 amounted to approximately $ 962 thousand, $ 316 thousand and $ 387 thousand, respectively.

o.

Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2001, 2002 and 2003 were $ 860 thousand, $ 280 thousand and $ 297 thousand, respectively.

p.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.

Treasury shares:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as Treasury shares. The Company presents the cost to repurchase Treasury shares as a reduction in shareholders’ equity.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.

Basic and diluted net earnings (loss) per share:

Basic net earnings (net loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings (net loss) per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standard No. 128, "Earnings Per Share" ("SFAS No. 128").

Outstanding stock options and warrants have been excluded from the calculation of the diluted earnings (net loss) per share because all such securities are anti-dilutive for 2001 and 2002. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was 1,089,781, 2,731,937 and 1,212,555 for the years ended December 31, 2001, 2002 and 2003, respectively.

s.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB No. 25") and Interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), which amended certain provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the fiscal year. The Company continues to apply the provisions of APB No. 25 in accounting for stock-based compensation.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted in 2001, 2002 and 2003 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2001	2002	2003

Dividend yield	0%	0%	0%
Expected volatility	0.44	0.996	0.666
Risk-free interest	2%	1.5%	1.5%
Expected life of up to (in years)	4	4	4

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2001	2002	2003
Net income (loss) available to Ordinary shares - as reported	$ (42,786)	$ (5,663)	$ 3,067
Deduct - stock-based employee compensation - fair value	(3,702)	(1,788)	(320)
Pro forma:
Net income (loss)	$ (46,488)	$ (7,451)	$ 2,747
Net earnings (loss) per share:
Basic and diluted net earnings (loss) - as reported	$ (1.45)	$ (0.19)	$ 0.10

Pro forma basic and diluted net earnings(loss)	$ (1.57)	$ (0.25)	$ 0.09

t.

Concentrations of credit risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, and trade receivables. The Company's cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection.

u.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

v.

Impact of recently issued Accounting Standards:

Generally, SFAS 149 improves financial reporting by (1) requiring that contracts with comparable characteristics be accounted for similarly and (2) clarifying when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS 149 is not expected to have a material impact on the Company's financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity" which establishes standards for how an issuer of financial instruments classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on a fixed monetary amount known at inception, variations in something other than the fair value of the issuer's equity shares or variations inversely related to changes in the fair value of the issuer's equity shares. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 is not expected to have a material impact on the Company's financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after March 15, 2004. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. As of December 31, 2003, the Company does not expect the adoption of FIN 46 to have any impact on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3: -

OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2002	2003
	In thousands

Prepaid expenses	$ 789	$ 686
Government authorities	1,397	521
Employee loans *)	344	339
Short-term deposits and other	1,479	1,675

	$ 4,009	$ 3,221

*) Including loans to directors and officers, bearing 4% annual rate and linked to Israel's Consumer Price Index ("CPI")	$ 163	$ 175

NOTE 4:-

PROPERTY AND EQUIPMENT

	December 31,
	2002	2003
	In thousands
Cost:
Buildings and leasehold improvements	$ 6,845	$ 6,895
Computers and peripheral equipment	9,496	9,729
Office furniture and equipment	3,053	2,848
Motor vehicles	371	390
Internet software developed for internal use	1,057	1,701

	20,822	21,563
Accumulated depreciation:
Buildings and leasehold improvements	1,326	1,673
Computers and peripheral equipment	8,217	8,869
Office furniture and equipment	1,970	2,114
Motor vehicles	153	142
Internet software developed for internal use	724	910

	12,390	13,708

Depreciated cost	$ 8,432	$ 7,855

Depreciation expenses amounted to $ 1,961 thousand, $ 1,752 thousand and $ 1,707 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. As for charges, see Note 13c.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:-

OTHER INTANGIBLE ASSETS

a.

Intangible assets:

	December 31,
	2002	2003
	In thousands
Original amounts:
Capitalized software	$ 21,882	$ 24,211
Acquired technology and other	285	1,306

	22,167	25,517
Accumulated amortization:
Capitalized software	12,146	15,038
Acquired technology and other	167	233

	12,313	15,271

Amortized cost	$ 9,854	$ 10,246

b.

Amortization expenses amounted to $ 1,868 thousand, $ 2,750 thousand and $ 3,032 thousand for the years ended December 31, 2001, 2002 and 2003, respectively. Impairment expenses amounted to $ 2,174 thousand for the year ended December 31, 2001, no impairment was recognized during 2002 and 2003.

c.

Estimated acquired technology and other intangible assets amortization expenses for the years ended:

December 31,	In thousands

2004	$ 102
2005	102
2006	102
2007	89

NOTE 6:-

GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

In thousands

Balance as of January 1, 2003	$ 20,721
Translation adjustments	431
Sale of subsidiary	(376)

Balance as of December 31, 2003	$ 20,776

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:-

GOODWILL (Cont.)

The results of operations presented below for the three years ended December 31, 2001, 2002 and 2003, reflect the results of operations had the Company adopted the non-amortization provisions of SFAS No. 142 effective January 1, 2000:

	December 31,
	2001	2002	2003
	In thousands (except per share data)

Reported net income (loss)	$ (42,786)	$ (5,663)	$ 3,067
Goodwill amortization	4,273	-	-

Adjusted net income (loss)	$ (38,513)	$ (5,663)	$ 3,067

Basic and diluted net earnings (loss) per share:
Reported net income (loss) per share	$ (1.45)	$ (0.19)	$ 0.10
Goodwill amortization	0.15	-	-

Adjusted basic and diluted net earnings (loss) per share	$ (1.30)	$ (0.19)	$ 0.10

NOTE 7:-

ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2002	2003
	In thousands

Employees and payroll accruals	$ 3,016	$ 4,030
Accrued expenses	2,563	3,094
Deferred revenues	4,297	3,935
Government authorities and other	1,815	3,289

	$ 11,691	$ 14,348

NOTE 8:-

LONG-TERM LOANS

a.

Composed as follows:

	Currency	Interest rate		December 31,
		2002	2003	2002	2003
		%		In thousands

Bank loans	U.S. dollars	5.67	5.70	473	349
Bank loan	HUF	6.50	-	80	-
Bank loan	Euro	-	9.35	-	32
Less - current maturities				139	93

				$ 414	$ 288

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-

LONG-TERM LOANS (Cont.)

b.

The loans mature as follows:

December 31,	In thousands

2004 (current maturities)	$ 93
2005	99
2006	97
2007	39
Thereafter	53

$ 381

NOTE 9:-

TAXES ON INCOME

a.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Seven expansion programs of the Company have been granted "Approved Enterprise" status, under the Law. For these expansion programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

1.

The first through fourth programs entitled the Company for periods of tax exemption and tax reduction at a rate of 25%, which have already ended by December 31, 2003.

2.

The fifth program entitles the Company to a tax exemption for the four-year period ended December 31, 2001, and is subject to a reduced tax rate of 25% for an additional period of six years ending December 31, 2009.

3.

In each of January 1998, November 1998 and November 2002, the Company received approvals for other expansions of its "Approved Enterprise" status, which entitles the Company to a two-year tax exemption period for each expansion and to a reduced tax rate of 25% for an additional period of five to eight years. The period of benefits for those expansions has not yet commenced.

The tax benefit periods provided by the fifth, sixth, seventh and eighth programs end at the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-

TAXES ON INCOME (Cont.)

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letter of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of the CPI linkage adjustment and interest. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2003, and with respect to the first six programs, has received written confirmation to this effect from the Investment Center.

If a dividend were to be distributed out of tax-exempt profits deriving from an expansion program, the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate of 36%.

b.

Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969 ("the Encouragement Law"):

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

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes are measured and reflected in real terms in accordance with the change in the Israeli Consumer Price Index ("CPI"). As explained in Note 2b the consolidated financial statements are presented in U.S. dollars. The differences between the change in Israel's CPI and in the NIS/U.S. dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" ("SFAS No. 109") the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - TAXES ON INCOME (Cont.)

c.

We have received final tax assessments through the tax year of 1996. In January 29, 2004, the Israeli tax authorities issued us tax assessments for the years 1997 to 2000.  We have appealed to the Israeli district court in respect of the abovementioned tax demand. Based on the opinion of our tax counsel, we believe that the claims of the tax authorities are without merit. Based on this opinion we believe that the provision we have made for this claim is adequate and that the outcome of this matter will not have a material adverse effect on our financial statements or results of operations.

The tax authorities claim for an additional taxable income for those years in the amount of approximately $3 million ,after the offset of approximately $15 million . The tax rate will be between 25-36% in accordance with the tax benefit under the Approved Enterprise.

d.

Foreign subsidiaries:

Foreign subsidiaries are taxed based upon the tax laws in their countries of domicile.

e.

Net operating losses carry forwards:

As of December 31, 2003, the Company and its Israeli subsidiaries had operating loss carry forwards of approximately $ 21,451 thousand, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2003, Magic Software Enterprises Inc. had U.S. federal net operating tax loss carryforwards of approximately $ 18,896 thousand, which can be carried forward and offset against taxable income for 15 years and will expire from 2008 to 2015.

f.

Income (loss) before taxes on income:

	Year ended December 31,
	2001	2002	2003
	In thousands

Domestic	$ (31,705)	$ (4,605)	$ 992
Foreign	(10,738)	(577)	2,935

	$ (42,443)	$ (5,182)	$ 3,927

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9: - TAXES ON INCOME (Cont.)

g.

Taxes on income:

Taxes on income consists of the following:

Year ended December 31,
2001	2002	2003
In thousands

Current:
Domestic	$ 197	$ (136)	$ (183)
Foreign	(30)	520	413

Taxes on income	$ 167	$ 384	$ 230

h.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax liabilities and assets are as follows:

	December 31,
	2002	2003
	In thousands

Loss carryforwards	$ 20,557	$ 21,449
Allowances and reserves	2,006	1,827

	22,563	23,276
Less: valuation allowance	(22,563)	(23,276)

Net deferred tax assets	$ -	$ -

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

Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel of 36%, and the actual tax expense, is as follows:

	Year ended December 31,
	2001	2002	2003
	In thousands
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ (42,443)	$ (5,182)	$ 3,927

Theoretical tax expense (benefit)	$ (15,279)	$ (1,865)	$ 1,414

Deferred taxes on losses for which a valuation allowance was provided	13,784	2,141	-
Utilization of tax losses carryforward for which a valuation allowance was provided	-	-	(1,143)
Tax adjustment in respect of inflation in Israel	(46)	(38)	41
Non-deductible expenses	1,708	146	(82)

Actual tax expense	$ 167	$ 384	$ 230

NOTE 10:- SHAREHOLDERS' EQUITY

a.

The Ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel-Aviv Stock Exchange in Israel.

b.

Treasury shares

In August 2001, the Company's Board of Directors resolved to authorize and empower the Company to continue its repurchase of shares from time to time on the open market, at an additional amount that will not exceed $ 3 million. Accordingly, the Company repurchased in 2002 and 2003, 213,050 and 92,200 shares, respectively, for an aggregated purchase price of $ 243 thousand and $ 106 thousand, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

c.

Stock Option Plan:

Under the Company's 1991 and 2000, Stock Option Plans ("the plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries.

Pursuant to the plans, the Company reserved for issuance 6,750,000 and 4,000,000 Ordinary shares respectively. As of December 31, 2003, an aggregate of 1,861,135 Ordinary shares of the Company are still available for future grant.

Each option granted under the plans is exercisable until the earlier of 10 years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on July 31, 2001 and the 2000 plan will expire on November 5, 2010. The exercise price of the options granted under the plans may not be less than 65% of the fair market value of such shares on the date of the award. The options vest primarily over four years. Any options, which are forfeited or canceled before expiration, become available for future grants.

In June 2002, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding stock options, and receive new options, at such time that is not less than six months and one day from the date of cancellation of such stock options. A total of 375,207 options were cancelled in connection with the option exchange program and 120,773 options were granted in December 2002 to those employees who are employed by the Company at such time. Each new option will have the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of the new options was equal to the fair market value of the Company's Ordinary shares at the time of the new grant day.

The following table is a summary of the Company’s stock option activity as of December 31, 2001, 2002 and 2003:

	Year ended December 31, 2001		Year ended December 31, 2002		Year ended December 31, 2003
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	2,497,413	$ 5.29	3,711,655	$ 3.22	2,751,937	$ 2.31
Granted	2,234,555	$ 1.64	195,773	$ 1.28	1,924,283	$ 2.57
Exercised	(283,143)	$ 1.35	(55,169)	$ 1.38	(775,284)	$ 1.17
Cancelled	-	$ -	(375,207)	$ 8.16	-	$ -
Forfeited	(737,170)	$ 5.21	(725,115)	$ 3.01	(554,530)	$ 3.35
Outstanding at the end of the year	3,711,655	$ 3.22	2,751,937	$ 2.31	3,346,406	$ 2.26
Exercisable at the end of the year	2,574,626	$ 3.28	2,103,941	$ 2.35	1,304,338	$ 1.92
Weighted average fair value of options granted during the year		$ 0.92		$ 0.67		$ 1.28

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2003, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2003	Weighted average exercise price of exercisable options

$ 0-1	619,875	8	$ 0.83	369,460	$ 0.77
$ 1-2	1,513,976	7	$ 1.19	699,246	$ 1.18
$ 2-3	57,904	8	$ 2.41	20,900	$ 2.41
$ 3-4	663,281	10	$ 3.96	121,613	$ 3.88
$ 4-5	425,459	9.5	$ 4.09	27,208	$ 4.60
$ 6-7	1,011	6	$ 6.14	1,011	$ 6.14
$ 10-11	55,900	6.5	$ 10.16	55,900	$ 10.16
$ 18-19	9,000	6	$ 18.79	9,000	$ 18.79

	3,346,406	8	$ 2.26	1,304,338	$ 1.92

c.

Warrants:

In April 2003, the Company issued 110,000 warrants as a consideration for the purchase of the activity in Switzerland. The warrants are exercisable into the Company's Ordinary shares for a period of four years, at an exercise price of $ 0.6565 per share (see also Note 1d).

d.

Dividends:

On November 11, 2002, the Board of Directors decided on a cash dividend distribution to its shareholders of $ 0.40 per Ordinary share. The total amount distributed was $ 11,845 thousand. On January 27, 2003, after receiving approval for a capital reduction from the Tel-Aviv District Court, the Company announced the distribution of the dividend, and the payment date was February 24, 2003.

Since the Company's policy is not to pay dividends in the regular course of business, and does not anticipate future distribution of dividends, this distribution is considered as a large non-recurring dividend, in accordance with FIN No. 44.

As a result of the dividend distribution, the Company made the following adjustments for options with an original exercise price greater than $ 1.35, the new exercise price was reduced by $ 0.40 and for options with an original exercise price equal to $ 1.35 and lower than the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.

Since the aggregated intrinsic value of the award immediately after the charge is not greater than the aggregated intrinsic value of the award immediately before the charge and the rate of the exercise price per share to the market value per share was not reduced, the adjustments complied with FIN 44 and there were no accounting consequences.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:-

GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). The Company's business is divided into the following geographic areas: Israel, Europe, the U.S.A., Japan and other regions. Total revenues are attributed to geographic areas based on location of customers.

This data is presented in accordance with Statement of Financial Standard No. 131 "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2001, 2002 and 2003:

	Year ended December 31,
	2001	2002	2003
	In thousands

Israel	$ 5,449	$ 3,417	$ 3,643
Europe	28,024	16,136	24,934
U.S.A.	26,466	22,044	21,050
Japan	11,191	9,563	9,444
Other	5,432	8,844	4,319

	$ 76,562	$ 60,004	$ 63,390

The Company’s long-lived assets are as follows:

	Year ended December 31,
	2001	2002	2003
	In thousands

Israel	$ 6,924	$ 6,317	$ 6,079
Europe	887	746	785
U.S.A.	897	663	592
Japan	152	176	243
Other	535	530	156

	$ 9,395	$ 8,432	$ 7,855

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:-

SELECTED STATEMENTS OF OPERATIONS DATA

a.

Research of development costs:

	Year ended December 31,
	2001	2002	2003
	In thousands

Total costs	$ 12,001	$ 6,629	$ 7,086
Less - capitalization of software costs	(4,454)	(1,293)	(2,311)

Research and development, net	$ 7,547	$ 5,336	$ 4,775

b.

Financial income, net:

Interest and bank charges	$ 1,103	$ 211	$ 10
Gain (loss) arising from foreign currency transactions	(528)	747	297

	$ 575	$ 958	$ 307

NOTE 13:-

COMMITMENTS AND CONTINGENT LIABILITIES

a.

Lease commitments:

Certain of the facilities, cars and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2003, are as follows:

In thousands

2004	$ 1,748
2005	979
2006	597
2007	569
2008 and thereafter	479

$ 4,372

Rent expenses for the years ended December 31, 2001, 2002 and 2003, were approximately $ 2,216 thousand, $ 1,934 and $ 1,825 thousand, respectively.

b.

Guarantees:

The Company provided a guarantee to a bank in the amount of $ 100 thousand in respect of the Fund for the Encouragement of Marketing Activities of Israel's Ministry of Industry and Trade ("the Fund"), as collateral for the Company's obligation to the Fund. The guarantee is valid for three years, with an option for it to be extended by the Fund.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-

COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.

Charges:

As collateral for the Company's liabilities, a floating charge on all of the Company's assets was recorded in favor of a bank.

As collateral for a subsidiary's line of credit, a charge was recorded on the subsidiary's trade receivables.

In respect of lease agreement, the Company placed a lien on the leased equipment.

d.

Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management can not predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

e.

Royalty-bearing grant:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 thousand for the years up to and including 2003. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants.

As of December 31, 2003, the remaining contingent obligation of the Company amounted to $ 367 thousand.

NOTE 14:-

NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2001	2002	2003
	In thousands

Net income (loss)	$ (42,786)	$ (5,663)	$ 3,067

Numerator for basic and diluted earnings (loss) per share - income (loss) available to shareholders	$ (42,786)	$ (5,663)	$ 3,067

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	29,604	29,690	29,624
Effect of dilutive securities	(* -	(* -	285

Denominator for diluted net earnings (loss) per share	29,604	29,690	29,909

Basic and diluted net earnings (loss) per share	$ (1.45)	$ (0.19)	$ 0.10

*)

Anti dilutive.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

-

DETAILS OF SUBSIDIARIES AND AFFILIATED COMPANY

Details of the percentage of control of the share capital and vote of subsidiaries as of December 31, 2003:

Name of company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l.	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
CarPro Systems Ltd.	75	Israel
ONYX Szoftverhaz Korlatolt Felelossegu Tarsasag	74	Hungary
Advanced Answer On Demand Holding Corp. *)	62.93	U.S.A
Nextstep Infotech Prt. Ltd.	40	India

*)

See Note 1.

- - - - - - - - - - - - - -

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

REPORTS OF INDEPENDENT AUDITORS WITH RESPECT TO SUBSIDIARIES

BLICK ROTHENBERG
Chartered Accountants

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the accompanying balance sheets of Magic Software Enterprises (UK) Limited ("the Company"), as of December 31, 2000 and 2001, and the related statements of operations and changes in shareholders' equity for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.

BLICK ROTHENBERG
Chartered Accountants
Registered Auditors

12 York Gate
Regent's Park
London
NW1 4QS

29 January 2002

BKR INTERNATIONAL

09-JUN-2004 18:28 FROM:MAGIC 035389402 TO:97235389454 P.004/010

08/06/2004 15:35 00442073722328 LEVY COHEN AUDITORS PAGE 01/02

Levy Cohen & Co.
Registered Auditors

37 Broadhurst Gardens, London NW6 3QT
Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

REPORT OF INDEPENDENT AUDITORS
To The Shareholders Of

MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Ltd. ("the Company) as of 31 December 2002 and 2003 and the related statements of operations, changes in shareholders' equity for each of the two years in the period ended 31 December 2003. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion of these financial statements based on our audits of the two years in the period ended 31 December 2003.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2002 and 2003 and the related results of their operations and each of the two years in the period ended 31 December 2003 in conformity with accounting principles generally accepted in the United States.

LEVY COHEN & CO.
Registered Auditors

26 January 2004

S. Levy C.P.A. (ISR)
J. Cohen C.P.A. (ISR)
R. Shahmoon ACA

Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

09-JUN-2004 18:30 FROM:MAGIC 035389402 TO:97235389454 P.010/010

2004年 4月14日 22時01分 ASG監査法人 No. 8688 P. 4

Grant Thornton

ASG Audit Corporation
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors and Shareholder of
Magic Software Japan K. K.

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 2001, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

ASG Audit Corporation

Tokyo, Japan
January 24, 2002

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595 0363
F (81) (0) 3 3595 0396
E asg-ac@gtjapan.com
W www.gti.org

1

09-JUN-2004 18:29 FROM:MAGIC 035389402 TO:97235389454 P.008/010

2004年 4月14日 22時05分 ASG監査法人 No. 8688 P. 17

Grant Thornton

ASG Audit Corporation
Certified Public Accountants

Independent Auditors' Report

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 2002, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United Sates of America.

ASG Audit Corporation

Tokyo, Japan
January 24, 2003

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595 0363
F (81) (0) 3 3595 0396
E asg-ac@gtjapan.com
W www.gti.org

1

09-JUN-2004 18:29 FROM:MAGIC 0353894082 TO:97235389454 P.007/010

2004年 6月 9日 22時29分 ASG監査法人 No. 0328 P. 2

Grant Thornton

ASG Audit Corporation
Certified Public Accountants

Independent Auditors' Report

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 2003, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United Sates of America.

ASG Audit Corporation

Tokyo, Japan
January 28, 2004

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595 0363
P (81) (0) 3 3593 0396
E asg-ac@gtjapan.com
W www.gti.org

Member of Grant Thornton International

1

09-JUN-2004 18:29 FROM:MAGIC 0353389402 TO:97235389454 P.006/010

F - #

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:_/s/ _ Menachem Hasfari

Name:  Menachem Hasfari

Title:  Chief Executive Officer

Dated:  June 10, 2004.

Exhibit 21

List of Subsidiaries of the Registrant

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of the registrant subsidiaries, as of June 2004:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, LLC	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
MSE Holdings, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
CarPro Systems Ltd.	Israel	87.5%
Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag	Hungary	74%
Advanced Answers on Demand Holding Corporation	U.S.	84%
Nextstep Infotech Prt. Ltd.	India	40%

Exhibit 31.1

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Menachem Hasfari, certify that:

1. I have reviewed this annual report on Form 20-F of Magic Software Enterprises Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  June 10 , 2004

/s/ Menachem Hasfari *

Menachem Hasfari

Chief Executive Officer

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 31.2

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Hilel Kremer, certify that:

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13(a)-15(e) and 15d-15(e)) for the registrant and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986]

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date:  June 10, 2004

/s/ Hilel Kremer *

Hilel Kremer

Chief Financial Officer

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Menachem Hasfari, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Menachem Hasfari *

Menachem Hasfari

Chief Executive Officer

June 10, 2004

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hilel Kremer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Hilel Kremer *

Hilel Kremer

Chief Financial Officer

June 10, 2004

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.