Form 20-F
period 2004-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2005-03-30
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.  20549

FORM 20-F

       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

      X       ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

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

31,180,275

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

In mid-2002, we embarked on the development of a suite of integration products targeted toward mid-size and large organizations that have multiple computing environments, limited budgets and time to market challenges.  In May 2003, we launched the iBOLT Integration Suite, which enables companies to utilize their existing business processes and legacy investments, and rapidly customize solutions to meet specific enterprise needs, at an affordable price. iBOLT has become a major focus of ours.  In October 2004 we launched iBOLT Version 2.0, which offers enhanced functionality and further increases the power of the integration project manager.

In August 1991, we completed an initial public offering and in February 2000, we completed a public offering of additional ordinary shares.  Our ordinary shares trade on the NASDAQ National Market and on the Tel Aviv Stock Exchange under the symbol MGIC.

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information- Risk Factors.”

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on March 29, 2005 was NIS 4.37 per $1.00.

As used in this annual report, the terms “we,” “us” and “our” refer to Magic Software Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

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

#

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

We derived the following income statement data for the years ended December 31, 2002, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003 and 2004 from our audited consolidated financial statements and notes included elsewhere in this annual report. We derived the consolidated income statement data for the years ended December 31, 2000 and 2001 and the consolidated balance sheet data as of December 31, 2000, 2001 and 2002 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$26,904	$19,110	$15,136	$19,712	$20,614
Applications	14,416	11,212	7,355	7,277	7,408
Maintenance and technical support	11,347	10,956	10,882	10,853	12,555
Consulting services	37,589	35,284	26,631	25,548	24,590
Total revenues	90,256	76,562	60,004	63,390	65,167
Cost of revenues:
Software	3,635	4,187	3,318	3,943	4,742
Applications	2,007	2,399	2,334	1,162	1,720
Maintenance and technical support	4,200	4,334	4,100	2,580	3,199
Consulting services	24,014	25,622	19,239	16,454	15,818
Total cost of revenues	33,856	36,542	28,991	24,139	25,479
Gross profit	56,400	40,020	31,013	39,251	39,688
Operating expenses:
Research and development, net	5,947	7,547	5,336	4,775	3,845
Sales, marketing, general and administrative	47,458	46,598	30,694	30,814	32,541
Restructuring and other non-recurring costs	2,466	6,613	1,123	―	―
Impairment expenses	―	20,081	―	―	―
Operating income (loss)	529	(40,819)	(6,140)	3,662	3,302
Financial (expense) income, net	2,419	575	958	307	912
Other expenses	(623)	(2,199)	―	42	―
Income (loss) before taxes on income	2,325	(42,443)	(5,182)	3,927	4,214
Income taxes	523	(167)	(384)	230	281
	1,802	(42,610)	(5,566)	3,697	3,933
Equity in earnings (losses) of affiliates	(57)	―	(108)	(36)	79
Minority interest in losses (earnings) of subsidiaries	(825)	(176)	11	(594)	78
Net income (loss)	$920	$(42,786)	$(5,663)	$3,067	$ 4,090
Basic net earnings (loss) per share	$0.03	$(1.45)	$(0.19)	$0.10	$ 0.13
Diluted net earnings (loss) per share	$0.03	$(1.45)	$(0.19)	$0.10	$0.13
Shares used to compute basic earnings (loss) per share	29,084	29,604	29,690	29,624	31,029
Shares used to compute diluted earnings (loss) per share	30,232	29,604	29,690	29,909	32,426

Balance Sheet Data:

	At December 31,
	2000	2001	2002	2003	2004
	(U.S. dollars in thousands)
Working capital	$48,968	$28,007	$23,200	$16,798	$19,852
Cash, cash equivalents and marketable securities	42,627	27,900	24,785	13,581	12,803
Total assets	137,995	94,612	84,522	77,800	80,285
Shareholders' equity	109,405	66,893	61,021	53,924	59,547

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

Although we reported net profit of approximately $4 million and $3 million for the fiscal years ended December 31, 2004 and 2003, respectively, we incurred net losses of $5.7 million and $42.8 million for the years ended December 31, 2002 and 2001, respectively.  No assurance can be given that we will be able to maintain our current level of revenues and profitability in the future.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced and in the future may continue to experience significant fluctuations in our quarterly results of operations and we expect these fluctuations to continue. Factors that may contribute to fluctuations in our quarterly results of operations include:

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

•

The mix of product sales;

•

Exchange rate fluctuations; and

•

General economic conditions.

Our customers ordinarily require the delivery of products promptly after we accept their orders. With the exception of contracts for services, we usually do not have a significant backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and accepted by the customers in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.  Our customers sometimes require an acceptance test for services we provide and as a result, we might have a significant backlog of orders for our services.  Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter.  In addition, we anticipate that our operating expenses will continue to increase significantly.  If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

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

Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we must:

•

Expand our operational, management, financial, marketing and research and development functions;

•

Train, motivate, manage and retain qualified employees; and

•

Hire additional personnel.

We may not succeed in managing future growth.

We face intense competition in the markets for our application development and integration technologies, applications and services.

Many companies compete with us in the areas of software development tools, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate. We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other members of the Magic community are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

Many of our existing and potential competitors are far larger, have substantially greater resources including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us. We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost-effective, or offer better performance than our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in increasing our market share in the business integration and process management markets with our iBOLT products.

During 2003, we launched the iBOLT Integration Suite, which provides business integration and process management solutions to mid-size and large organizations. In October 2004 we launched iBOLT Version 2.0, which offers new functions. iBOLT has been positively endorsed by customers, business partners and by leading technology analysts.

The business integration and BPM markets in which we compete are extremely competitive and subject to rapid changes. Our competitors utilize varying approaches to the provision of technology to business integration and BPM markets.  Although we have managed to increase both our presence and our performance in these markets since iBOLT was launched, we may not have the resources, skills and product variety required to successfully increase our market share in these markets.  We do not have a long history of selling products in the business integration and process management markets and we will have to devote substantial resources to educating prospective customers and the market about our products’ benefits. In addition, even if we succeed in convincing prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them for technical, cost, support or other reasons.

To succeed in these markets, we will need to:

•

Further develop and improve our expertise in marketing and selling integration technology;

•

Recruit, develop and cultivate additional system integrators who will serve as market and sales channels of integration projects for prospective customers;

•

Effectively establish and enhance relationships with technological partners and application vendors, which will extend our value proposition and assist us in reaching more customers.

Our future success will be largely dependent on the acceptance of future releases of our eDeveloper application development and deployment product.

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

Historically, our revenues from software licenses have had a higher gross profit margin than our revenues from services.   In 2001, our revenues from software licenses decreased at a greater rate than our revenues from services and had an adverse effect on our gross profit margin.  In 2002, our revenues from services decreased at a greater rate than our revenues from software license and continued to have an adverse affect on gross profit margins.  In 2003, our software license revenues increased while our revenues from services decreased.  In 2004 our software licenses revenues and our revenues from services remained the same as in 2003 and our gross profit increased slightly. Any future decrease in the percentage of revenues derived from software licenses as compared to revenues from services may adversely affect our gross profit margin.

We derive a portion of our revenues, and a greater percentage of our operating profit, from independent distributors who are under no obligation to purchase our products.

We sell our products through our direct sales representatives and through Magic solution providers and independent distributors. These independent distributors then resell our products to end-users. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

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

In the event our business grows, we will need to hire additional qualified engineering, administrative, operational, sales and technical support personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Competition for these employees in the industry in which we operate is intense around the world, especially in Israel, India and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to difficulties in the collection of receivables and to litigation.

Despite quality assurance testing done by us, by Magic solution providers and by end-users, errors may be found in our software products or in applications developed with Magic technology.  This risk is exacerbated by the fact that a significant percentage of the applications developed with Magic technology were and are likely to continue to be developed by Magic solution providers over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

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

We incorporate software that we license from third parties in our Magic technology. If we lose, or are unable to maintain any software licenses, we could suffer harm until equivalent software can be developed, identified, licensed and integrated. Loss of third party software licensing would materially adversely affect our business, financial condition and results of operations.

Our proprietary technology is difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. We rely on a combination of trade secret and copyright laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We do not have any patents. Our policy is to require employees and consultants to execute confidentiality agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

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

While our principal executive offices are located in Israel, 94% of our sales in both 2002 and 2003 and 95% of our sales in 2004 were generated from other countries. This subjects us to many risks inherent to international business activities, including:

•

Limitations and disruptions resulting from the imposition of government controls;

•

Changes in regulatory requirements;

•

Export license requirements;

•

Economic or political instability;

•

Trade restrictions;

•

Changes in tariffs;

•

Currency fluctuations;

•

Difficulties in the collection of receivables;

•

Greater difficulty in safeguarding intellectual property; and

•

Difficulties in managing overseas subsidiaries and international operations.

We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

Formula Systems (1985) Ltd. may continue to control us.

Formula Systems (1985) Ltd., whose shares trade on the NASDAQ National Market and the Tel Aviv Stock Exchange, or TASE, directly owns 15,620,348 or 50.18% of our outstanding ordinary shares.  Formula Systems is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the general ability to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new Securities and Exchange Commission regulations and NASDAQ Stock Market rules, are creating uncertainty for companies such as ours.  We are committed to maintaining high standards of corporate governance and public disclosure.  As a result, we intend to invest reasonably necessary resources to comply with evolving standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities, which could harm our operating results and business prospects.

The implementation of SFAS No. 123(R), which will require us to record compensation expense in connection with equity share based compensation as of the third quarter of 2005, will reduce our profitability.

On December 16, 2004, the Financial Accounting Standards Board, or FASB issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123(R) is similar to the approach described in Statement 123. However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS No. 123(R) requires, as of the third quarter of 2005, all share-based payments to employees to be recognized based on their fair values. SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The adoption of SFAS No. 123(R) may have a significant effect on our company's results of operations in the future. In addition, such adoption could also limit our ability to use stock options as an incentive and retention tool, which could, in turn, hurt our ability to recruit employees and retain existing employees.

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

•

Future sales of our ordinary shares;

•

Stock market price and volume fluctuations; and

•

General trends of the stock markets.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza. There is no indication as to how long the current hostilities will last or whether there will be any further escalation. Any further escalation in these hostilities or any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price. Furthermore, there are a number of countries that restrict business with Israel or Israeli companies. Restrictive laws or policies of those countries directed towards Israel or Israeli businesses had, and may in the future continue to have, an adverse impact on our operations, our financial results or the expansion of our business. No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.

Our results of operations may be negatively affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform up to 30 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence of one or more of our executive officers or key employees or a significant number of other employees for a significant period due to military service. Any disruption in our operations could adversely affect our business.

The economic conditions in Israel have not been stable in recent years.

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment.  Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.  In addition, due to significant economic measures proposed by the Israeli Government, there have been several general strikes and work stoppages in 2003 and 2004, affecting all banks, airports and ports.  These strikes have had an adverse effect on the Israeli economy and on business, including our ability to deliver products to our customers.  Following the passage by the Israeli Parliament of laws to implement the economic measures, the Israeli trade unions have threatened further strikes or work stoppages, and these may have a material adverse effect on the Israeli economy and on us.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of our expenses, primarily labor expenses, is incurred in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 1997, 1998, 2001 and 2002, the rate of devaluation of the NIS against the dollar exceeded the rate of inflation in Israel, a reversal from prior years that benefited us.  In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2004, the inflation rate in Israel was 1.2%. We cannot assure that we will not be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

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

We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters.  Israeli law provides that these duties are applicable in shareholder votes on, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and interested party transactions requiring shareholder approval.  In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company.  However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revision in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

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

We also market and sell the iBOLT Business Integration Suite.  In 2004 we released iBOLT Version 2.0.  iBOLT provides affordable business integration solutions to mid-sized and large enterprises and system integrators.  As a comprehensive suite, iBOLT allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner.

During 2004, we entered into a number of partnerships for the purpose of enhancing iBOLT.   The most notable of these was a new marketing agreement with SAP America, Inc., the North American subsidiary of SAP AG (NYSE: SAP), pursuant to which we introduced a specially designed iBOLT Integration Suite for SAP Business One and achieved access to the qualified group of SAP Business One partners.

We entered into a marketing agreement with IDS Scheer AG. Under the terms of this agreement, we will work with IDS Scheer to market IDS software products from its ARIS product line for business process management.

We also entered into an agreement with Enformia Software Ltd., a company in which Mr. David Assia, chairman of our board of directors is a shareholder, to integrate their portal technology into the iBOLT Integration family of products. The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.  iBOLT Portal sales in 2004 helped introduce iBOLT to a number of customers worldwide, including Israel’s Electricity Company and Vodafone UK.

In February 2004, we increased our holdings in CarPro Systems Ltd. to 87.5%. In addition, during the first quarter of 2004, we increased our holdings in Advanced Answers on Demand Holding Corp. to 84%.

In July 2004, we acquired the remaining 26% minority interest in our Hungarian subsidiary, Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag, from its minority shareholders and increased our holdings in this company to 100%.

In 2002, we established a joint venture company in the UK, known as Hermes Logistics Technologies Ltd.  together with Menzies Aviation Group plc, or Menzies. In the second half of 2004 we purchased Menzies’ interest in Hermes, and increased our interest in Hermes to 100%, also including the purchase of Menzies intellectual property rights in the Hermes software. Pursuant to the agreement with Menzies, we agreed to pay Menzies 1.75% of the gross sales of the Hermes business, including license fees and service fees, until July 2009.

B.

BUSINESS OVERVIEW

General

We develop, market and support eDeveloper, a software development and deployment technology, and iBOLT, a technology for business integration and BPM.  Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.

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

The Magic Solution

Our eDeveloper and iBOLT technologies offer system integrators, software developers and end-users of deployed applications the following benefits:

•

Time to Market.  We believe that the methodology of our technologies allow enterprises to prototype and develop, integrate and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality that usually requires repetitive, tedious coding is provided by our underlying core development technology, eDeveloper. In today’s dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before, while reducing costs. Both eDeveloper and iBOLT enable organizations to meet these needs.

•

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

•

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

•

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

Strategy

Our goal is to achieve a leadership position in the software development and business integration and deployment technology markets. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

•

Target mid-size enterprises, with focus on organizations that require rapid solutions for critical projects at an affordable price;

•

Enhance strategic relationships with integration specialists and Magic solution partners for vertical market penetration;

•

Form partnerships with complementary technology vendors to increase license sales and overall transactions value;

•

Form new partnerships with new system integrators, who specialize in implementing business integration and process management projects; and

•

Form new partnerships with global and local application vendors, who lack integration capabilities that can be provided by the iBOLT technology.

We intend to promote the growth of iBOLT sales through market development, acquisition of new businesses and partner recruitment.  With respect to eDeveloper, we will concentrate on increasing market penetration, as well as consolidating our existing position in the market.  We intend to focus on the continued cultivation of our customer base and increase our customer care and retention capabilities, with an emphasis on realizing new business from existing customers through upgrades, maintenance, education and development projects.

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

Customer results have proven that eDeveloper can deliver solutions over 50% quicker than standard development environments, greatly increasing time-to-market and return on investment, or ROI, from the development effort. In addition, eDeveloper significantly reduces maintenance time and costs. Our research and development teams continue to develop and integrate new technologies into eDeveloper to ensure that our customers have the best development environment available on the market today.

iBOLT Integration Suite.  Our iBOLT Integration Suite is a business integration platform targeted at mid-sized organizations, a considerably unserved market in today's hot business integration space. iBOLT is based on existing eDeveloper and connectivity technology. When we realized that most of our customers were using our development environment for application development and integration, we began to add the necessary components to make our solution a stand-alone business integration environment.

iBOLT Integration Suite provides mid-sized organizations with an affordable platform for integrating many of their existing business-critical applications. In most cases, companies can purchase licenses for iBOLT Integration Suite that include development, staging, and production environments for less than $100,000, an important differentiation from other business integration environments that are cost-prohibitive for the mid-sized organization. Companies in vertical markets ranging from manufacturing to insurance and financial services can use iBOLT technology to market their product via Web interfaces, to connect to their suppliers’ systems, and to integrate multiple separate applications (including legacy) that comprise a distribution system.

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

Seamless interfaces are provided with iBOLT for messaging to and from middleware technologies, such as XML, Web services, Websphere, MQ, JMS, MSMQ, J2EE and .NET platforms. iBOLT integration solutions can be deployed on Windows, most UNIX platforms including AIX, HP-UX and Solaris, Linux, and on the IBM iSeries.  We released iBOLT Version 1.5 in November 2003 and version 2.0 in October 2004.

iBOLT supports most combinations of integration architectures such as network, bus or hub and spoke, with messaging models including publish and subscribe, request and reply and transaction integrity. iBOLT supports the use of Java and .NET Framework components.

In 2003 iBOLT received confirmation of compliance within Giga Group's Application Integration Framework (AIF) model. In November 2004 the Gartner Group published a report indicating that iBOLT is “a rich and easy-to-use platform.”  In December 2004 the Forrester Research published a report stating that, “Magic Software’s iBOLT product offers strong integration capability at a reasonable price.”

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

Nextstep Infotech PVT. Ltd. develops and markets Cheq Mate™, a banking application that provides most of the functionality needed to run a retail bank branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management. We currently hold a 40% interest in Nextstep Infotech.

CoreTech Consulting Group LLC  is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery; application development; technology planning and implementation services; and supplemental staffing.  CoreTech is our wholly owned subsidiary.

Hermes (formerly Magic eCargo) is designed expressly for the cargo industry and is a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs.  Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance DCS interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of billing and collecting fees.  We hold 100% of the company that owns the intellectual property rights in the Hermes software.

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

Customers, End-Users and Markets

We market and sell our products and services in approximately 40 countries worldwide.

The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	In thousands
Revenues:
Software sales	$ 22,491	$ 26,989	$ 28,022
Maintenance and technical support	10,882	10,853	12,555
Consulting services	26,631	25,548	24,590

Total revenues	$ 60,004	$ 63,390	$ 65,167

Geographical Market	Year ended December 31,
	2002	2003	2004
	In thousands

Israel	$ 3,417	$ 3,643	$ 3,354
Europe	16,136	24,934	25,698
U.S.	22,044	21,050	21,090
Japan	9,563	9,444	11,450
Other	8,844	4,319	3,575

Total	$ 60,004	$ 63,390	$ 65,167

Industries that are significantly represented in our Magic community base include finance, retail, media, telecommunications, logistics, health care, manufacturing and government agencies.  Our eDeveloper technology is used by a wide variety of developers that can be generally divided into two distinct segments: those performing in-house development (corporate information technology departments) and Magic solution providers that perform development for third parties. Magic solution providers include large system integrators that use our eDeveloper technology in large customized system projects and smaller independent Magic solution providers that generally perform development work for small to medium sized business clients. Magic solution providers that are packaged software publishers use our Magic technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

Among the thousands of end-users running their business systems with Magic technology are the following: Adidas-Solomon, Allstate, Athlon Group, Bank of France, Burger King, Chase Manhattan Bank, Club Med, Compass Group PLC, Deka Bank, Fiat, Financial Times, Hitachi, John Menzies, Kodak, Marconi Mobile, NEC, Merrill Lynch, Matsushita, McDonalds, McKesson HBOC, Minolta, Nestle Nespresso, Nintendo, Philip Morris, GAP, the -State of Washington, Vodafone, the United Nations and Victorinox.

Sales, Marketing and Distribution

We market and support our products through our own direct sales force in Europe, India, Israel, Japan and the United States and through a network of distributors, Magic solution providers and system integrators in those countries and various other countries in Asia, Europe, Africa and Latin America. We sell and support our products directly through our subsidiaries in Israel, France, Germany, Hungary, India, Italy, Japan, the Netherlands, the United Kingdom and the United States, and through local distributors elsewhere.

Sales.  We maintain a direct sales force in the field for pursuing local accounts and software solution providers (VAR’s). They carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle.  On March 21, 2005, we had approximately 94 direct sales personnel in the field and a group of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support most of these sales persons. Sales efforts are targeted to large enterprises performing internal application development and Magic solution providers that use Magic technology to develop solutions for their customers.  We also employ an in-house and external telesales staff to sell to prospect accounts and to generate and qualify leads.

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

Distributors.  In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary.  A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language.  The distributors also translate our marketing literature and technical documentation.  Distributors must undergo our program of sales and technical training.  Marketing, sales, training, consulting, product and client support are provided by the local distributor.  We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts.  We have approximately 30 distributors in Europe, Latin America and Asia, many of whom also act as Magic solution providers.

Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of Internet-based Webcasts, exhibitions, advertising and public relations, attendance at trade shows and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars.  We also devote substantial efforts to marketing our products on the Internet.  We regularly advertise our products in prominent trade publications.  These activities are intended both to maintain the general public awareness of the products and to generate sales leads.  We participate in many major industry trade shows and fairs worldwide.  We conduct the distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.  These events are conducted approximately once a year.

In order to foster improved relationships with our Magic solution providers, we periodically sponsor local events and other marketing programs and activities.  On our corporate Internet site, we host an online solutions directory which highlights applications developed by our Magic solution providers, and an information sharing section which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences.  The Magic eNewsletter, an online publication that was developed as a public relations activity, is produced twice each month and distributed to the Magic community and to potential customers.  It includes articles that highlight our Magic solution providers.

Strategic Alliances

The important strategic alliances formed by us to date include:

SAP. In 2004 we entered into a partnership with SAP, that focused on providing a special edition of iBOLT as a Collaboration Platform for the SAP Business One product. While the formal agreement was signed between Magic Software Enterprises Inc., or MSE Inc., and SAP America, the cooperation took place worldwide, in all the locations where the SAP Business One product has a significant presence. Our cooperation model is to be introduced to the regional SAP Business One management, who will consequently help us qualify and approach SAP Business Partners. We offer these partners the opportunity to resell and implement the iBOLT Special Edition in conjunction with the SAP Business One product. This activity started in the last quarter of 2004 in the U.S. on a trial basis and was expanded and intensified as of January 2005 worldwide. Beyond the direct economic impact of iBOLT sales, we are experiencing the following advantages that arise from this partnership: (i) recognition and validation of our technology as a mainstream player in the Business Integration and Composite Application Development domains; (ii) privileged access to a pre-qualified partner community that can also employ iBOLT in non-SAP related projects; and (iii) revitalization of the Magic Solution Partners, MSP, community, offering our traditional partners access to the SAP Partner Program and branding of their existing applications.

IBM.  During 2004 we continued to work closely with IBM as an Advanced Partner of IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software. In the past, we have received the highest approval rating from IBM Alliance Shareholder/400 technical teams in Rochester for our adherence to IBM’s e-business framework.  The “Level Four” certification signifies that we are one of few elite companies able to demonstrate our support for several different servers using standards established by IBM.  This key accomplishment helps foster our continued business relationship with IBM throughout the world. IBM has also awarded us with its ServerProven® certification for our eDeveloper product following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs.

In March 2004, we initiated the iBOLT Integration Partner plan for IBM business partners.  The iBOLT Integration Partner program offers standard and platinum levels of partner participation.  Both programs deliver technical training, sales training, sales support, technical support, implementation services and other vital vendor services.

During 2004, iBOLT was qualified as an industry Advanced IBM ISV Business Partner and was qualified for additional benefits and joint marketing activities. As a result, in 2004 we expanded our alliance initiatives with IBM in North America. In addition, cooperative marketing activities utilizing direct mail and telemarketing tactics were performed by IBM to promote iBOLT alongside IBM solutions in the health care industry, specifically to hospitals in need of HIPAA compliant solutions.  Winslow Indian Health Center is an example of a new iBOLT customer gained in 2004 through our IBM relationship activities.

In 2004, IBM reorganized its partner programs around vertical industries. Our U.S. subsidiary, MSE Inc., is an advanced member of the IBM Partner World ISV Banking Network and is one of the only vendors that was certified for IBM’s optimized status in that program.  This certification supports our focused marketing efforts in the vertical financial market.  This relationship also resulted in joint selling activity with IBM Global Services for the first time in North America, and IBM Global Services and MSE Inc. are jointly seeking new business opportunities and potential customers.

Magic Software Japan signed an OEM agreement with IBM Japan for the sale of IBM’s DB2 UDB. The product fits very well with Magic Software Japan’s market, supports Linux, UNIX, Windows and IBM business servers (eServer iSeries) and is widely accepted as a standard of SQL. IBM Japan’s interest was fueled by Magic Software Japan's strong experience in the midrange market.

IDS Scheer. In August 2004, we signed a marketing partnership with IDS Scheer, a world leader in business process modeling and monitoring software.  This partnership complements and extends iBOLT in the areas of process modeling and process performance management, and provides IDS Sheer with a powerful technology (iBOLT) to enable their ARIS PPM product especially in the small to medium business markets.  PPM is a new alternative to business intelligence, which is, according to leading market research, expected to be one of the top growth markets for the next few years.  We have developed an initial prototype linking iBOLT with ARIS PPM, and will start field activities with selected IDS Scheer offices in 2005.

Pervasive Software.  We have a strategic alliance with Pervasive Software to develop and market a bundled product comprised of Pervasive's Scalable SQL database engines and our eDeveloper technology.  The alliance provides for joint technical development, product integration channel and development programs. In 2004 we expanded and improved our cooperation with Pervasive Software by signing an OEM agreement that enables us to directly issue Pervasive licenses.

iWay Software.  During 2003 we initiated a partnership with iWay Software to provide intelligent, prepackaged adapters for the iBOLT Integration Suite.  iWay Software is an information builder company and a leading adapter vendor, engaged in acceleration of business integration. The availability of over 250 iWay Software adapters to the iBOLT Integration Suite enables organizations to connect to virtually any packaged application, mainframe and legacy system, traditional database, and to external data sources.  iWay adapters interface seamlessly into the iBOLT environment without requiring complex coding or application modifications.  The combination of iBOLT and iWay Software adapters allows enterprises to integrate their disparate proprietary applications and middleware, while supporting emerging messaging and business standards.  This agreement expands our ability to deliver comprehensive cost-effective business integration solutions to our customers.  During 2004 we resold and implemented projects using iWay adaptors.

Sabratech. In February 2003, we signed an OEM agreement with Sabratech, a company for which one of our directors, Jacob Tenenboem, serves as chairman of the board of directors, to market and sell its ApplinX product. Sabratech develops and provides advanced enterprise integration solutions which allow a rapid and flexible approach to the development of legacy-based services. Sabratech was recently acquired by Software AG, who competes with iBOLT. While Sabratech agreed to maintain their relationship and service level with us, we are examining alternative products from other vendors.

Enformia Software Ltd. In May 2003, we entered into an agreement with Enformia, a company in which Mr. David Assia, chairman of our board of directors, is a shareholder, to integrate their portal technology into the iBOLT Integration family of products.  The product, iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity. iBOLT Portal sales in 2004 helped introduce iBOLT to a number of leading customers worldwide, including the Israel Electric Company, the Israel Open University, Amsterdam Arena, Diehl and Vodafone Europe.

During 2004 we initiated strategic partnerships with a number of system integrators worldwide, to help deliver business integration services using our iBOLT application integration framework.  Among those system integrators are:

•

Mphasis, a rapidly growing global information technology, IT, and business process outsourcing, service provider to global 2000 enterprises worldwide, partnered with MSE Inc. to jointly deliver technology and services for BPM and regulatory compliance to financial services customers.

•

Ineum, formerly Deloitte Touche Consulting in France, is a top tier system integrator in the French market. We are working together with Ineum to provide joint solutions and services to the Retail and Financial Services markets, using vertical expertise and solutions provided by Magic Solution Providers. Other partnership initiatives along the same model are being developed in several locations, where we bring together a top-tier system integrators and a vertical solution provider to form a three-tiered partnership providing advanced solutions to specific needs.

•

Copenhagen-based VM-Line, a leading Danish software developer and systems integrator that counts among its customers Denmark’s Ministry of Economy & Business Affairs, the Danish Telecom Agency, the United Nations, Deutsche Bank and PA Consulting Group, is now responsible for supporting our existing partner and corporate customer base and for driving sales of iBOLT.  As part of the agreement, VM Line made an initial purchase of iBOLT and eDeveloper licenses having a value of $400,000.

•

Avesta, in the fourth quarter of 2003, we entered into an agreement with Avesta Computer Services Ltd., a global system integrator based in Jersey City, N.J., to become an iBOLT Integration partner.  With offices in New Jersey, Pennsylvania, California, Hong Kong and India, Avesta is a systems integrator and outsourcer specializing in solutions for large and mid-sized organizations such as the Bank of New York, Cisco Systems, Merrill Lynch, EDS, Pfizer and HSBC Bank. While the commercial cooperation between Magic and Avesta is aimed towards the U.S. market, the technical cooperation took place essentially in India where a contingent from Avesta received training on Magic technologies.  One of the first tangible results of the cooperation was the implementation of an integration project at a major mobile phone operator in the U.S. After an initial assessment and pilot implementation, the customer is now expanding the use of iBOLT at a rate of two new processes per month.

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

The principal competitors in the market for our eDeveloper technology are: Visual Basic (Microsoft), Progress, Delphi and Jbuilder (Borland), Java, Oracle, Compuware, Lansa and packaged applications such as SAP and PeopleSoft.

The principal competitors in the market for our iBOLT Integration Suite are companies such as WebMethods, Tibco, Vitria, Seeburger, IBM’s WebSphere, Microsoft’s BizTalk, Seebeyond and Sonic Software (Progress). Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

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

We provide our products to customers under a non-exclusive, non-transferable license. Usually, we have not required end-users of our products to sign license agreements.  However, in some accounts license agreements are required to be signed by the end-users. Generally, a "shrink wrap" license agreement is included in the product packaging which explains that by opening the package seal, the user is agreeing to the terms contained therein. It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in Canada, France, Germany, Israel, Italy, Luxembourg, the Netherlands, Poland, Portugal, Romania, Slovakia, South Africa, Spain, Switzerland, Thailand, Austria, Czech Republic, Hungary, China, Bulgaria, the United Kingdom, Australia, Chile and the United States.  Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We do not believe that patent laws are a significant source of protection for our products. Copyright registration for software is available in the United States.  We have registered a copyright for our software in the United States and Japan.  Also, we have registered copyrights for some of our manuals in the United States and have acquired ISBN numbers for some of our manuals. Our copyrights expire 70 years from date of first publication. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.

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

A.

ORGANIZATIONAL STRUCTURE

We are a member of the Formula Systems (1985) Ltd. Group (NASDAQ: FORTY).  Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.  In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market.  Formula Systems, an Israeli corporation, beneficially owns a 50.18% equity interest in our ordinary shares.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries, as of March 2005:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, LLC	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
MSE Holdings, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Hermes Logistics Technologies Limited	U.K.	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag	Hungary	100%
CarPro Systems Ltd.	Israel	87.5%
Advanced Answers on Demand Holding Corporation	U.S.	84%
Nextstep Infotech Prt. Ltd.	India	40%

B.

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

Our Hungarian subsidiary owns a 9,830 square foot office in Budapest, Hungary.

Our U.S. subsidiaries lease approximately 24,150 square feet of office space in Irvine, California, King of Prussia, Pennsylvania, Fort Lauderdale and Florida.  In addition, our subsidiaries also lease office space aggregating approximately 51,000 square feet in Paris, France; Munich, Germany; Pune, India; Bangalore, India; Milan, Italy; Tokyo, Japan; Houten, the Netherlands; Madrid, Spain, and Bracknell, U.K.

In the year ended December 31, 2004, we invested $1million in capital assets, mainly in computers and peripheral equipment.

ITEM 2.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

OPERATING RESULTS

The following discussion and analysis is based on and should be read in conjunction with our consolidated financial statements and notes thereto and the other financial information included elsewhere in this annual report.

Overview

We develop, market and support our Magic software development and deployment technology called eDeveloper, and technology for business integration and process management called iBOLT. Our technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs. Magic technology and Magic-based applications are used by over 2,500 software solution providers and thousands of enterprises in approximately 50 countries. We also provide maintenance and technical support as well as professional services to the Magic community.

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

We paid a one-time cash dividend of $11,844,713 in February 2003.

Critical Accounting Policies

We have identified the policies below as critical to the understanding of our financial statements. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and the related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain of our accounting policies that are more important to the portrayal of its financial condition and results of operations and that require management's subjective judgments are described below. We base our judgments on our experience and various assumptions that we believe are reasonable.

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

The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under generally accepted accounting principles, are discussed below.

Other Intangible Assets.  Intangible assets are comprised of capitalized software development costs as well as distribution rights, acquired technology and customer relations.  Distribution rights, acquired technology and customer relations, are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of five, eight and five years, respectively.

Research and development costs are capitalized subsequent to the establishment of technological feasibility. Based on ours and our subsidiaries product development process, technological feasibility is established upon completion of a detailed program design.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Significant costs incurred by us and our subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2003 and 2004, no impairment losses have been identified.

Goodwill. Goodwill represents the excess of the costs over the net assets of businesses acquired. Goodwill is not amortized as of January 1, 2002.

Goodwill is tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2003 and 2004, no indications for impairment were identified.

Revenue Recognition.  To date, we have derived our revenues from licensing the rights to use our software, maintenance and technical support and providing professional services.  We sell our products primarily through our direct sales force and indirectly through distributors.

Revenue earned in software arrangements involving multiple elements are allocated to each element based on the relative fair value of the elements.  Since January 1, 2000, we recognize revenues under the “residual method” when vendor specific objective evidence (VSOE) of fair value exists for all undelivered elements and VSOE does not exist for all of the delivered elements.

Revenue from license fees is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. We do not grant a right of return to our customers. When a right of return exists, we defer revenue until the right of return expires, at which time the revenue is recognized provided that all other revenue recognition criteria are met.

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

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting. When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed. To date, we had determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenues from software licenses that require significant customization, integration and installation are recognized using contract accounting on a percentage of completion method, based on inputs. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract.  As of December 31, 2004 no such estimated losses were identified.

Deferred revenues include unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

Concentration of Credit Risk.  Financial instruments, which potentially subject our company and our subsidiaries to concentration of credit risk, consist principally of cash and cash equivalents, trade receivables and marketable securities.  Our cash and cash equivalents are invested primarily in deposits with major banks world-wide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions.  Management believes that the financial institutions that hold our investments are financially solid, and accordingly, minimal credit risk exists with respect to these investments.  Our trade receivables are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. We perform ongoing credit evaluations of our customers and to date have not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that we have determined to be doubtful of collection.

Impact of recently issued Accounting Standards. On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123 Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but not required, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing July 1, 2005.

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.

The "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

As permitted by SFAS 123, we currently account for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net loss and net loss per share in the footnote to our financial statements.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2002	2003	2004
	(U.S. dollars in thousands)
Gross research and development costs	$ 6,629	$7,086	$7,317
Less capitalization of software development costs	(1,293)	(2,311)	(3,472)
Research and development expenses, net	$5,336	$4,775	$ 3,845

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of compensation and related expenses for sales and marketing personnel, sales commissions, marketing programs, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

Financial Income, Net. Financial income consists of interest on cash and cash equivalent balances and currency translation gains.  This income is offset in part by financial expenses consisting of interest expense and currency translation expense adjustments.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated:

	Year ended December 31,
	2002	2003	2004
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$15,136	$19,712	$20,614
Applications	7,355	7,277	7,408
Maintenance and technical support	10,882	10,853	12,555
Consulting services	26,631	25,548	24,590
Total revenues	60,004	63,390	65,167
Cost of revenues:
Software	3,318	3,943	4,742
Applications	2,334	1,162	1,720
Maintenance and technical support	4,100	2,580	3,199
Consulting services	19,239	16,454	15,818
Total cost of revenues	28,991	24,139	25,479
Gross profit	31,013	39,251	39,688
Operating expenses:
Research and development, net	5,336	4,775	3,845
Sales, marketing, general and administrative	30,694	30,814	32,541
Restructuring and other non-recurring costs	1,123	―	―
Operating income (loss)	(6,140)	3,662	3,302
Financial income, net	958	307	912
Other expenses	―	42	-
Income (loss) before taxes on income	(5,182)	3,927	4,214
Income taxes	(384)	230	281
	(5,566)	3,697	3,933
Equity in earnings (losses) of affiliates	(108)	(36)	79
Minority interest in losses (earnings) of consolidated subsidiaries	11	(594)	78
Net income (loss)	$(5,663)	$3,067	$4,090
Basic earnings (loss) per share	$(0.19)	$(0.10)	$ 0.13
Diluted earnings (loss) per share	$(0.19)	$(0.10)	$ 0.13
Shares used to compute basic earnings (loss) per share	29,690	29,624	31,029
Shares used to compute diluted earnings (loss) per share	29,690	29,909	32,426

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2002	2003	2004
Revenues:
Software	25.2%	31.1%	31.6%
Applications	12.3	11.5	11.4
Maintenance and technical support	18.1	17.1	19.3
Consulting services	44.4	40.3	37.7
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	5.5	6.2	7.3
Applications	3.9	1.8	2.6
Maintenance and technical support	6.8	4.1	4.9
Consulting services	32.1	26.0	24.3
Total cost of revenues	48.3	38.1	39.1
Gross profit	51.7	61.9	60.9
Operating expenses:
Research and development, net	8.9	7.5	5.9
Selling and marketing, net	22.9	23.9	26.3
General and administrative	28.2	24.7	23.6
Restructuring and other non-recurring costs	1.9	-	-
Total operating expenses	61.9	56.1	55.8
Operating income (loss)	(10.2)	5.8	5.1
Other expenses	-	0.1	-
Financial income, net	1.6	0.5	1.4
Income (loss) before taxes on income	(8.6)	6.2	6.5
Income taxes	0.6	0.4	0.4
Equity in earnings (losses) of affiliates	(0.2)	(0.1)	0.1
Minority interest in (earnings) losses of consolidated subsidiaries	0.0	(0.9)	0.1
Net income (loss)	(9.4)%	4.8%	6.3%

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

Revenues.  Total revenues increased 3% to $65.2 million in 2004 from $63.4 million in 2003.  Software sales increased 5% to $20.6 million in 2004 from $19.7 million in 2003.  This increase was principally attributable to an increase in iBOLT license sales. Revenues from applications increased slightly to $7.4 million in 2004 from $7.3 million in 2003.  Revenues from maintenance and technical support increased 16% to $12.6 million in 2004, from $10.9 million in 2003 as a result of a new program for total customer care we introduced during 2004.  Revenues from professional services decreased 4% to $24.6 million in 2004 from $25.5 million in 2003, reflecting a reduction in demand for such services.  We expect a stable or moderate increase in our total revenues in 2005, principally from an increase in iBOLT sales.

Cost of Revenues.  Cost of revenues increased 6% to $25.5 million in 2004 from $24.1 million in 2003.  Cost of revenues for software sales increased 21% to $4.7 million in 2004 from $3.9 million in 2003.  This increase was partly due to higher amortization costs related to capitalized research and development.  Cost of revenues for applications increased 42% to $1.7 million in 2004 from $1.2 million in 2003, principally as a result of a change in our product mix, with an increase in 2004 of sales of products having lower gross margins. Cost of revenues for maintenance and technical support increased 23% to $3.2 million in 2004 from $2.6 million in 2003.  Cost of revenues for professional services decreased 4% to $15.8 million in 2004 from $16.4 million in 2003.  The decrease is attributable to our lower professional services revenues in 2004 compared to 2003.

Gross Profit.  Gross profit increased slightly by 1% to $39.7 million in 2004 from $39.3 million in 2003.  Our gross margin (gross profit as a percentage of total revenues) on software sales decreased to 77% in 2004 from 80% in 2003.  Our gross margin on applications decreased to 77% in 2004 from 84% in 2003 principally as a result of a change in our product mix.  Our gross margin on maintenance and technical support decreased slightly to 75% in 2004 compared to 76% in 2003, and our gross margin on professional services remained at 36% in 2004, the same as in 2003.

Research and Development Expenses, Net.  Total research and development expenses increased 3% to $7.3 million in 2004 from $7.1 million in 2003.  Net research and development expenses decreased 21% to $3.8 million in 2004 from $4.8 million in 2003. In 2004 we capitalized $3.48 million of software development costs, as compared to $2.3 million capitalized in 2003. The increase is due to higher capitalization related to the eDeveloper product line (a major version expected to be released during 2005), as well as the iBOLT and Hermes products.  On December 31, 2004, we employed 149 persons in research and development, of which 61 persons were in Israel, 68 persons were based in our research and development facility in India and the rest in Japan and the United States.  Net research and development expenses as a percentage of revenues decreased to 6% in 2004 from 8% in 2003.

Selling and Marketing Expenses, Net.  Selling and marketing expenses increased 14% to $17.2 million in 2004 from $15.1 million in 2003 reflecting the overall growth in our 2004 revenues and investments in the introduction of the new iBOLT product. Selling and marketing expenses as a percentage of revenues increased slightly to 26% in 2004 from 24% in 2003.  We intend to continue to support our iBOLT sales initiatives in 2005.

General and Administrative Expenses.  General and administrative expenses decreased slightly by 2% to $15.4 million in 2004 from $15.7 million in 2003.

Financial Income, Net.  Our financial income increased to $0.9 million in 2004 from $0.3 million in 2003, principally as a result of the devaluation of the dollar against the Euro and the Yen.

Income Taxes.  We incurred income taxes of $0.3 million in 2004, out of which $0.1 million were incurred in prior years, and $0.2 million were incurred in 2004.  These taxes are primarily attributable to taxes accrued in the U.S. and Israel.

Equity in Gains (Losses) of Affiliates.  In 2004, we recognized a gain of $0.08 million, while we recognized a loss of $0.04 million in 2003.

Minority Interest in Profits (Losses) of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits (losses) of some of our majority owned subsidiaries.  In 2004, we recognized income of $0.08 million as compared to expenses of $0.59 million in 2003.

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

 Cost of Revenues.  Cost of revenues decreased 17.2% to $24 million in 2003 from $29 million in 2002.  Cost of revenues for software sales increased 18.2 % to $3.9 million in 2003 from $3.3 million in 2002.  Cost of revenues for applications decreased 47.8% to $1.2 million in 2003 from $2.3 million in 2002.  Cost of revenues for maintenance and technical support decreased 36.6% to $2.6 million in 2003 from $4.1 million in 2002.  Cost of revenues for professional services decreased 14.6% to $16.4 million in 2003 from $19.2 million in 2002.  The decrease was attributable to our ongoing efforts to cut costs and be more efficient, which efforts are continuing in 2004.

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

Research and Development Expenses, Net.  Total research and development expenses increased 7.6% to $7.1 million in 2003 from $6.6 million in 2002.  Net research and development expenses decreased 9.4% to $4.8 million in 2003 from $5.3 million in 2002. In 2003 we capitalized $2.3 million of software development costs mainly relating to our iBOLT product, as compared to $1.3 million capitalized in 2002. We did not receive any grants from the Israeli Office of the Chief Scientist in either 2003 or 2002, nor did we accrue any grants from BIRD-F. See - Research and Development, Patents and Licenses.  On December 31, 2003, we employed 134 persons in research and development, of which 74 persons were based in our research and development facility in India.  Net research and development expenses as a percentage of revenues decreased to 7.5% in 2003 from 8.9% in 2002.

Selling and Marketing Expenses, Net.  Selling and marketing expenses increased 9.4% to $15.1 million in 2003 from $13.8 million in 2002 reflecting the overall growth in our 2003 revenues.  Selling and marketing expenses as a percentage of revenues increased slightly to 23.9% in 2003 from 22.9% in 2002. Our sales and marketing expenses have increased with the launch of the new iBOLT Integration Suite to market.  In particular, we invested in new sales personal with relevant expertise, new and appropriate sales tools for selling iBOLT and increased marketing campaigns and programs to generate new leads and increase the awareness of iBOLT in the market.

 General and Administrative Expenses.  General and administrative expenses decreased 7.1% to $ 15.7 million in 2003 from $16.9 million in 2002.  The decrease was primarily attributable to our efforts to be more effective and to cut expenses.

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

Quarterly Results of Operations

The following tables set forth unaudited quarterly results of operations in U.S. dollars and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2004.  We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated.  The results of operations for any quarter are not necessarily indicative of results for any future periods.

	Three months ended
	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sep. 30, 2004	Dec. 31, 2004
	(U.S. dollars in thousands)
Revenues:
Software	$4,077	$4,525	$4,750	$6,360	$5,461	$ 5,481	$4,712	$4,960
Applications	1,664	1,661	1,700	2,252	1,664	1,778	1,317	2,649
Maintenance and technical support	2,579	2,666	2,756	2,852	2,795	3,070	3,213	3,477
Consulting services	6,806	6,449	6,462	5,831	6,534	6,338	5,773	5,945
Total revenues	15,126	15,301	15,668	17,295	16,454	16,667	15,015	17,031
Cost of revenues:
Software	816	1,128	904	1,095	1,248	1,099	1,113	1,282
Applications	245	220	246	451	620	416	197	487
Maintenance and technical support	591	664	651	674	803	892	698	806
Consulting services	4,583	3,867	4,039	3,965	3,769	4,074	3,704	4,271
Total cost of revenues	6,235	5,879	5,840	6,185	6,440	6,481	5,712	6,846
Gross profit	8,891	9,422	9,828	11,110	10,014	10,186	9,303	10,185
Operating expenses:
Research and development, net	1,006	1,142	1,242	1,385	1,205	869	736	1,035
Selling and marketing	3,530	3,862	3,897	3,850	4,350	4,451	3,897	4,459
General and administrative	4,103	3,660	3,533	4,379	3,866	3,971	3,758	3,789
Total operating expenses	8,639	8,664	8,672	9,613	9,421	9,291	8,391	9,283
Operating income (loss)	252	758	1,156	1,496	593	895	912	902
Financial income (expenses), net	45	185	(31)	108	(114)	(41)	44	1,023
Other expenses	-	-	35	7	-	-	-
Income (loss) before taxes on income	297	943	1,090	1,597	479	854	956	1,925
Income taxes	(82)	95	111	106	-	-	67	214
Equity in earnings (losses) of affiliates	-	-	-	(36)	-	90	(17)	6
Minority interest in earnings (losses) of subsidiaries	107	96	(166)	225	(239)	30	126	5
Net income (loss)	$272	$752	$813	$1,230	$718	$914	$746	$1,712

Three months ended
	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004
(As percentage of total revenues)
Revenues: Software	27.0%	29.6%	30.3%	36.8%	33.2%	32.9%	31.4%	29.1%
Applications	11.0%	10.9%	10.9%	13.0%	10.1%	10.7%	8.8%	15.6%
Maintenance and technical support	17.0%	17.4%	17.6%	16.5%	17.0%	18.4%	21.4%	20.4%
Consulting services	45.0%	42.1%	41.2%	33.7%	39.7%	38.0%	38.4%	34.9%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues: Software	5.4%	7.4%	5.8%	6.3%	7.6%	6.6%	7.4%	7.5%
Applications	1.6%	1.4%	1.6%	2.7%	3.8%	2.5%	1.3%	2.9%
Maintenance and technical support	3.9%	4.3%	4.2%	3.9%	4.9%	5.4%	4.6%	4.7%
Consulting services	30.3%	25.3%	25.7%	22.9%	22.8%	24.4%	24.7%	25.1%
Total cost of revenues	41.2%	38.4%	37.3%	35.8%	39.1%	38.9%	38.0%	40.2%
Gross profit	58.8%	61.6%	62.7%	64.2%	60.9%	61.1%	62.0%	59.8%
Operating expenses:
Research and development, net	6.7%	7.5%	7.9%	8.0%	7.3%	5.2%	4.9%	6.1%
Selling and marketing, net	23.3%	25.2%	24.9%	22.3%	26.4%	26.7%	26.0%	26.2%
General and administrative	27.1%	23.9%	22.5%	25.3%	23.6%	23.8%	25.0%	22.2%
Total operating expenses	57.1%	56.6%	55.3%	55.6%	57.3%	55.7%	55.9%	54.5%
Operating income (loss)	1.7%	5.0%	7.4%	8.6%	3.6%	5.4%	6.1%	5.3%
Financial income (expenses), net	0.3%	1.3%	(0.2)%	0.7%	(0.7)%	(0.3)%	0.3%	6.0%
Other expenses	-	-	0.2%	0.1%	-	-	-	-
Income (loss) before taxes on income	2.0%	6.2%	7.0%	9.2%	2.9%	5.1%	6.4%	11.3%
Income taxes	(0.5)%	0.6%	0.7%	0.6%	-	-	0.4%	1.2%
Equity in earnings (losses) of affiliates	-	-	-	(0.2)%	-	0.5%	(0.2)%	0.0%
Minority interest in losses (earnings) of subsidiaries	(0.7)%	(0.6)%	(1.1)%	(1.3)%	(1.5)%	0.1%	0.8%	0.0%
Net income (loss)	1.8%	4.9%	5.2%	7.1%	4.4%	5.5%	5.0%	10.1%

Our quarterly results of operations have varied significantly in the past as a result of various factors, part of which are beyond our control. Accordingly, revenues and net income, if any, in any particular period may be lower than revenues and net income, if any, in a preceding or comparable period. Period-to-period comparisons of our result of operations may not be meaningful, and you should not rely upon them as indications of our future performance.

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

Many of our executive officers and employees in Israel are obligated to perform up to 30 days, depending on rank and position, of military reserve duty annually and are subject to being called for active duty under emergency circumstances. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

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

Corporate Tax Rate

Israeli companies are generally subject to income tax at the corporate tax rate of 35% of taxable income. However, eight investment programs at our facility in Or Yehuda have been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.  The Investment Law has been extended to March 31, 2005 , and no assurance can be given that it will be extended further.  A failure to extend the Investment Law will result in a significant increase in our corporate tax rate.

As of December 31, 2004, our net operating loss carry-forwards for Israeli tax purposes was approximately $21.0 million and the net operating loss carry-forwards of our U.S. subsidiaries for U.S. tax purposes amounted to approximately $17.2 million. Our U.S net operating loss carry-forwards can be carried forward and offset against taxable income for 15 to 20 years and will expire in the years 2009 through 2024.

In the end of 2003, we received final tax assessments for the years 1997 to 2000, from the Israeli tax authorities and have appealed to the District Court of Tel Aviv with respect to such tax assessments. As of March 2005, one open issue remains to be settled by the court (which management believes will result in a maximum tax payment of no more than $1.0 million), while all other issues were resolved with no additional taxes to be paid by us. Our management, based on it’s the advice of our legal advisors, believes that the probability of an unfavorable outcome for our company on this matter is remote Accordingly, no provision was provided in the financial statements in respect of this matter.

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

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by the devaluation of the NIS in relation to the U.S. dollar. Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability as we incur expenses, principally salaries and related personnel expenses, in NIS. For several years prior to 1997, the rate of inflation in Israel exceeded the rate of devaluation of the NIS against the U.S. dollar and companies experienced increases in the U.S. dollar cost of their operations in Israel. This trend was reversed during 1997 and 1998.  In 1999 and 2000, the rate of inflation exceeded the rate of devaluation of the NIS against the U.S. dollar.  In 2001 and 2002, the devaluation rate again exceeded the inflation rate in Israel.  In 2003, the rate of inflation was negative and the NIS was revaluated vis-à-vis the dollar.  In 2004, the inflation rate in Israel was 1.2%. We cannot assure you that we will not be materially and adversely affected in the future if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2001	101.6	1.4	9.3	(7.8)
2002	108.2	6.5	7.3	(0.7)
2003	106.2	(1.6)	(9.2)	(7.6)
2004	107.4	1.2	(1.6)	2.8

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

We made approximately $1.0 million of capital expenditures in 2004 and $1.3 million in 2003.  In both 2003 and 2004, the majority of our capital expenditures were attributable to the purchase of computers, peripheral equipment and software.  We currently do not have significant capital spending or purchase commitments. However, we anticipate an increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

As of December 31, 2004, we had approximately $7.6 million in cash and cash equivalents and working capital of approximately $19.9 million as compared to $13.6 million in cash and cash equivalents and working capital of $16.8 million at December 31, 2003.

Net cash resulting from operating activities was $5.0 million in 2004 compared to  $4.3 million used in operating activities in 2003.  These amounts were primarily attributable to our net profit these years.  Net cash used in investing activities was approximately $11.6 million in 2004 and $3.2 million in 2003, mainly a result of investments in fixed assets and affiliated companies, as well as the capitalization of software research and development activities.  In addition, in 2004 we have invested a net of $5.2 million in marketable securities and $1.6 million in increasing our percentage of ownership in several of our partially owned subsidiaries.

Net cash provided by financing activities was approximately $0.8 million in 2004, resulting mainly from the exercise of stock options in the amount of $1.3 million, while net cash used in financing activities was approximately $12.1 million in 2003, mainly as a result of a one-time $11.8 million dividend distribution.

As of December 31, 2004, we used $2.0 million of our credit facility with the First International Bank of Israel Ltd. The short-term bank credit is secured by a first priority floating charge on all our assets.

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

As of December 31, 2004, we had repurchased 1,084,988 shares of our ordinary shares at an aggregate purchase price of $5.88 million. We plan to repurchase additional shares from time to time in the open market subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.  In 2004 we repurchased 31,600 shares at an aggregate purchase price of $102,000.

We believe our existing cash and cash equivalents will be sufficient to support our current operating plan at least through March 31, 2006; however, we have based this estimate on assumptions that may prove to be incorrect.  Therefore, if we do not generate sufficient cash from operations, we may be required to obtain additional financing.  There can be no assurance that such financing will be available in the future, or, if available, will be on terms satisfactory to us.

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

During the three years ended December 31, 2004, we invested our resources in three main areas:

1.

A new version of eDeveloper, is expected to be released in 2005. This version of the eDeveloper will provide enhanced support in industry standards, improved functionality and a composite application development environment.

2.

We have also invested a large amount in specifying, designing, developing, testing and releasing the second version of iBOLT, iBOLT Version 2.0 (released in 2004), which provides unique mapping capabilities and components access as well as facilitates rapid integration projects.

3.

We have continued to invest in the development of our unique browser client technology and the iBOLT portal capabilities.

In a lesser degree, we have continued to develop the Hermes software.  Hermes has recently been ported to the eDeveloper 9.4 version.

The above statement does not constitute the commitment to deliver these products and new versions will be released if and when available.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2002, 2003 and 2004, we invested $6.6 million, $7.1 million and $ 7.3 million, respectively, in research and development. Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe.

On December 31, 2004, we employed 149 employees in R&D activities of which 61 persons were located in Israel, 68 persons in India, 8 persons in Japan and 12 persons in the U.S.  As part of our product development team, we employ technical writers who prepare user documentation for our products and have employed subcontractors in connection with the documentation and some development work.

A.

TREND INFORMATION

In order to improve our results in 2004, we implemented a long-term business model and product strategy that we believe will bring consistent revenue growth and profitability as well as growth in software license sales.

We have focused on launching the iBOLT Version 2.0, Integration Suite to market and positioned ourselves in a leading position in the business integration and process management market segments, a position which has been acknowledged by the leading industry analyst groups. We have focused on growing our partner base of system integrators for iBOLT in the development community and our base of solution partners for eDeveloper.

We continued our stringent cost-cutting actions, reducing administrative overhead as possible, throughout our company. We also continued our efforts to increase the effectiveness of our professional services organization by increasing overall utilization.  We intend to continue to increase the effectiveness of our professional services organization to realize better margins from projects implemented around the world and to build and improve the efficiency of our distribution channels. We expect that our revenues and operating results will improve during the remainder of 2005.

B.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

C.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2004 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in millions)
	Total	less than 1 year	1-3 Years	3-5 Years
Operating lease obligations	$ 5.8	$ 1.9	$ 2.7	$ 1.2
Long-term debt obligations	-	-	-	-
Capital (finance) lease obligations	-	-	-	-
Purchase obligations	-	-	-	-
Other long-term liabilities reflected on the company’s balance sheet under U.S. GAAP	-	-	-	-
Total	$ 5.8	$ 1.9	$ 2.7	$ 1.2

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

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

David Assia	53	Chairman of the board of directors
Dan Goldstein	50	Director
Menachem Hasfari	58	Chief executive officer
Hilel Kremer	43	Chief financial officer
Gad Goldstein	45	Director
Jacob Tenenboem	48	Director
Naamit Salomon	40	Director
Shlomit Golan	48	Outside director
Yigal Bar-Yossef	58	Outside director

Messrs. Dan Goldstein, David Assia, Gad Goldstein, Jacob Tanenbaum and Naamit Salomon will serve as directors until our 2005 annual general meeting of shareholders.

Ms. Shlomit Golan and Mr. Yigal Bar-Yossef will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms from the dates of their appointments (February 23, 2006 and January 28, 2007, respectively).  Thereafter, their terms may be renewed for one additional three-year term.

The following table lists our other key employees:

Name	Age	Position

Oren Inbar	47	President and chief executive officer Magic Software Enterprises Inc.
Regev Yativ	37	Managing director, Magic Europe
Gil Trotino	41	Vice president- marketing
Avikam Perry	48	Vice president-research and development
Amit Birk……………………….	34	General Counsel and Corporate Secretary
Ronen Kaufman	45	Vice president-human resources

David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of Chairman of our board of directors in January 2002.  Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and as vice chairman of our board of directors since October 2000.  From 1986 until September 1997, he served as our chief executive officer. Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Software Houses.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree both from Tel Aviv University.

Dan Goldstein has served as a director of our company since April 1998 and was chairman of our board of directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985. Mr. Goldstein is also the chairman of the board of directors of Matrix IT Ltd., Formula Vision Technologies Ltd. and a director of other companies in the Formula Systems group, including BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V.Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University. Dan Goldstein and Gad Goldstein are brothers.

Menachem Hasfari has served as president and chief executive officer of our company since February 2001.  From January 2000 until January 2001, Mr. Hasfari was self-employed as a consultant.  From January 1992 until December 1999, Mr. Hasfari served as president and chief executive officer of Edusoft Ltd., a then public Israeli company listed on NASDAQ, that was engaged in the development, design and marketing of educational and training multimedia software products and services. From 1986 to 1992, Mr. Hasfari headed the software activities of Degem Systems Ltd., a public company listed on the TASE that develops and markets computer-based training systems.  Mr. Hasfari holds a B.A. degree in economics from the Hebrew University and an M.B.A. degree from Tel Aviv University.

Hilel Kremer has served as vice-president-finance and chief financial officer of our company since April 2004. From 1998 to 2003, Mr. Kremer served as chief financial officer of NUR Macroprinters Ltd., a leading supplier of wide-format inkjet printing systems used for the production of out-of-home advertising materials. From 1993 to 1998, Mr. Kremer served with Scitex Corporation Ltd., during which period he served as the chief financial officer of Asia Pacific region of Scitex in Hong Kong, between 1996 and 1998, and from 1993 to 1996 in several positions in Scitex’s European HQ in Brussels.  Mr. Kremer holds a B.A. degree in economics from Hebrew University of Jerusalem and an M.B.A. degree from INSEAD, France.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems since April 1995. Prior thereto and since 1985, he was vice president-finance and a director of Formula Systems. Mr. Goldstein is also the chairman of the board of directors of BluePhoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V.. Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University. Gad Goldstein and Dan Goldstein are brothers.

Jacob Tenenboem has served as a director of our company since July 18, 2002.  Mr. Tenenboem is the founder and CEO of IT Net Investments Ltd., a privately held investment company, since June 2000 and has served as a director of Mainsoft Inc., a privately held company, since December 1999.  Mr. Tenenboem has served in various management positions in several private and public companies, among them Formula Systems (1985) Ltd., Sintec Advanced Technologies, Aman Computers, Malal Group, Noyotec Ltd. and Sabratech Ltd.  Mr. Tenenboem holds a B.Sc. in Management and Industrial Engineering from Tel-Aviv University.

Naamit Salomon has served as a director of our company since March 2003.  Ms. Salomon has served as a vice president finance of Formula Systems (1985) Ltd. since August 1997.  Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. From 1990 through August 1997 Ms. Salomon was a controller of two large privately held companies in the Formula Group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and a L.L.M. degree from Bar-Ilan University.

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

Key Employees

Oren Inbar has served as the president and chief executive officer of our U.S. subsidiary since May 2002.  Mr. Inbar joined us in February 1997 as sales manager and served as managing director of our Israeli operations from June 1998 until May 2000.  From May 2000 until May 2001, he served as our vice president sales Europe. Mr. Inbar holds a B.Sc. degree in industrial psychology from South Africa University.

Regev Yativ has served as the managing director of Magic Europe, since September 2002. Based in our Netherlands office, Mr. Yativ is responsible for our European business activities.  From 2001 to 2002 he served as chief operations officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe.  From 1996 to 1999 he served as vice president international sales of Edusoft Ltd.  Mr. Yativ holds a B.A. degree from Tel Aviv University.

Gil Trotino has served as our vice president marketing since June 2004.  From 2001 to 2003 Mr. Trotino served as marketing director for Northern Europe for BMC Software Inc. , a leading provider of enterprise management solutions. Prior to that, Mr. Trotino served from 1999 to 2001 as the marketing manager EMEA for BMC's Enterprise Security Management Solution business unit, and from 1996 to 1999 as product marketing manager for New Dimension Software Ltd., which was acquired by BMC Software in April 1999. Prior to that Mr. Trotino held technical positions in various Israeli software companies. Mr. Trotino holds a B.A. degree from Bar-Ilan University.

Avikam Perry has served as our vice president-research and development since July 1997. Mr. Perry joined us in July 1992 and has held various positions, including group and product manager, development department manager and vice president-product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

Amit Birk has served as our general counsel and corporate secretary since May 1999.  From 1997 to 1998, Mr. Birk worked as an associate in Avital Dromi & Co., a leading Tel Aviv law firm. Mr. Birk holds an L.L.B. degree from the University of Sheffield,  an M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

Ronen Kaufman has served as our vice president human resources since March 2001. During 2002 Mr. Kaufman served as vice president human resources at Coresma. Prior to that and from 1996 until 2000 he served as human resources manager at ECI Telecom. From 1994 to 1996, Mr. Kaufman served as human resources manager at Macabbi and from 1989 to 1994 he served as recruitment and placement manager at MLM Israel Aircraft Industries. Mr. Kaufman holds a B.A degree in Sociology and Labor Studies and a M.Sc. degree in Organizational Behavior  from Tel Aviv University.

B.

COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2004.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group, consisting then of 10 persons	$ 982,225	$ 57,493

During the year ended December 31, 2004, we paid to each of our outside and independent directors an annual fee of approximately $8,045 and a per meeting attendance fee of approximately $310.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.

As of December 31, 2004, our directors and executive officers as a group, consisting of nine persons, held options to purchase an aggregate of 503,416 ordinary shares, at exercise prices ranging from $0.8014 to $4.02 per share (after the dividend adjustment), with vesting over a three-year term.  Of such options 25,300 options expire in 2011, 2,779 options expire in 2012, 415,337 options expire in 2013 and 60,000 options expire in 2014.  All options were issued under the 2000 Employee Stock Option Plans.  See¾"Share Ownership¾Stock Option Plans."

C.

 BOARD PRACTICES

Election of Directors

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting. All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.  Our five directors currently in office were elected by our shareholders at our annual meeting of shareholders in December 2004, and our two outside directors were elected by our shareholders at our annual meetings in February 2003 and in January 2004.

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

In addition, the NASDAQ Stock Market currently requires us to have at least two independent directors on our board of directors and to establish an audit committee.  Ms. Golan and Mr. Bar-Yossef qualify both as independent directors under the Securities Exchange Commission and NASDAQ Stock Market requirements and as outside directors under the Israeli Companies Law requirements.  Mr. Tenenboem qualifies as an independent director under the Securities Exchange Commission and NASDAQ Stock Market requirements.

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

The Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company.  Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company.  These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquiror may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Indemnification of Directors and Officers

The Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  Our articles of association permit us to exculpate an officer to the maximum extent permitted by the Israeli Companies Law.

The Israeli Companies Law provides that a company may, if permitted by its articles of association, enter into a contract for the insurance of the liability of any of its office holders with respect to an act performed by him in his capacity as an office holder, for:

•

A breach of his duty of care to us or to another person;

•

Breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•

A financial liability imposed upon him in favor of another person in respect of an act performed by him in his capacity as an office holder.

Our articles of association provides that we may enter into a contract for the insurance of the liability, in whole in part, of any of its office holders, to the maximum extent permitted by the Israeli Companies Law.

Under the Companies Law, we may indemnify any of our office holders against the following obligations and expenses imposed on the office holder with respect to an act performed in the capacity of an office holder:

•

A financial liability imposed on him in favor of another person by a court judgment, including a settlement or an arbitration award approved by the court. Such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances;

•

Reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys' fees, expended by the office holder or charged to him by a court in connection with proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

These provisions are specifically limited in their scope by the Companies Law, which provides that a company may not indemnify an office holder or enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of certain improper actions.

Pursuant to the Companies Law, indemnification of, and procurement of insurance coverage for our office holders must be approved by our audit committee and our board of directors and, in specified circumstances, by our shareholders. In our Annual General Meeting held in December 2004, our shareholders approved our entering into indemnification agreements with our directors and office-holders, following the approval of our Audit Committee and Board of Directors. The indemnification will not surpass 25% of the our capital for any one case and in the aggregate and will be limited to cases covered by our insurance policy and to amounts exceeding the amounts covered by such insurance policy.

We currently maintain a directors and officers liability insurance policy with a per claim and aggregate coverage limit of $15.0 million including legal costs incurred world-wide.

Employment Agreements

Our directors (except for our outside directors, Mr. Jacob Tenenboem and Mr. David Assia) do not receive any fees or remuneration for their services. In lieu of such fees, we granted those directors options to purchase our ordinary shares.  See Item 6B “Compensation.”  As to the approval of all compensation arrangements of directors, see Item 6A “Directors and Senior Management¾Approval of Related Party Transactions Under Israeli Law.”

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

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula Systems (1985) Ltd. holds more than 50% of our voting power.

Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c):

•

The majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

•

The compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

•

Director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors .

We intend to rely on the exemption provided under Rule 4350 (C)(5).

NASDAQ Exemptions for Foreign Private Issuers

NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers to follow certain home country corporate governance practices without the need to seek an individual exemption from NASDAQ.  Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that the issuer's corporate governance practices are not prohibited by home country law.

We are presently evaluating this regulatory development and are considering providing NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that we distribute to shareholders (and file with NASDAQ) copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders.  Should we elect to provide NASDAQ with such a notification of non-compliance (or with respect to any of the other permissible provisions under Rule 4350), it must be submitted to NASDAQ prior to non-compliance. In such event we would make our financial statements available on our website, and will send it to shareholders upon written request.

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

A.

EMPLOYEES

At December 31, 2004, we and our 17 wholly owned subsidiaries and two controlled subsidiaries had 543 employees worldwide, of which 190 employees were based in Israel, 115 employees were based in Asia, 108 employees were based in Europe and 130 employees were based in North America.  Of these 543 employees, 149 employees were employed in research and development, 187 employees were employed in technical support and consulting, 94 employees were employed in marketing and sales and 112  employees were employed in operations and administration.

At December 31, 2003, we and our then 15 wholly owned subsidiaries and 4 controlled subsidiaries had 481 employees worldwide, of which 175 employees were based in Israel, 116 employees were based in Asia, 99 employees were based in Europe and 91 employees were based in North America.  Of these 481 employees, 141 employees were employed in research and development, 146 employees were employed in technical support, training and consulting, 91 employees were employed in marketing and sales and 103 employees were employed in operations and administration.

At December 31, 2002, we and our then 14 wholly owned subsidiaries and 7 controlled subsidiaries had 624 employees worldwide, of which 207 employees were based in Israel, 173 employees were based in Asia, 121 employees were based in Europe and 123 employees were based in North America.  Of these 624 employees, 186 employees were employed in research and development, 192 employees were employed in technical support, training and consulting, 119 employees were employed in marketing and sales and 127 employees were employed in operations, management and administration.

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

A.

SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 30, 2005 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

David Assia (3)	1,246,420	4%
Menachem Hasfari (4)	110,261	0.35%
Hilel Kremer……………………………….	20,000	0.06%
Dan Goldstein (5)	--	--
Gad Goldstein (5)	--	--
Jacob Tanenbaum (6)	10,000	0.03%
Naamit Salomon	--	--
Shlomit Golan	6,000	0.02%
Yigal Bar-Yossef	6,000	0.02%
All directors and executive officers as a group (9 persons)..........................................	1,398,681	4.49%

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

(2)

The percentages shown are based on 31,128,541 ordinary shares issued and outstanding as of March 28, 2005.

(3)

Includes 57,155 ordinary shares subject to currently exercisable options granted under our stock option plans, at an exercise price of $3.98 per share.  Such options expire in 2013.

(4)

Includes 100,261 ordinary shares subject to currently exercisable options granted under our stock option plan, at an exercise price of $3.98 per share.  Such options expire in 2013.

(5)

Dan Goldstein, an officer and a director of Formula Systems (1985) Ltd., and Gad Goldstein, a director of Formula Systems (1985) Ltd. and a director of our company, disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula Systems (1985) Ltd., except to the extent of their proportional interest therein.

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

As of March 21, 2005, options for 364,855 shares were outstanding at an average exercise price of $3.136 per share.  As of March 21, 2005, our executive officers and directors as a group, consisting of nine persons, did not held any options under the 1991 Plan.

2000 Stock Option Plan

Our 2000 Employee Stock Option Plan, or the 2000 Plan, authorizes the grant of options to purchase up to 3,000,000 ordinary shares.  In January 2004 our shareholders approved to increase the number of shares available for grant under the 2000 Plan by 1,000,000.   Employees, officers, directors and consultants of our company and its subsidiaries are eligible to participate in the 2000 Plan.  Awards under the 2000 Plan may be granted in the forms of incentive stock options as provided in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options, options granted pursuant to Section 102 of the Israeli Tax Ordinance and options granted pursuant to Section 3.9 of the Israeli Tax Ordinance.  The 2000 Plan has a term of ten years and will terminate in November 2010. No award of options may be made after such date.

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

As a result of the dividend distribution, we made the following adjustments in compliance with FIN No. 44: for options with an original exercise price greater than $1.35 the new exercise price was reduced by $0.40 and for options with an original exercise price equal to $1.35 and lower, the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.  All the data regarding the options has been updated to reflect the dividend adjustments.

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

As of March 21, 2005, options to purchase 2,102,815 ordinary shares having an average exercise price of $2.912 per share were outstanding.  Of such options, options to purchase 1,106,152 ordinary shares are currently exercisable. Of such outstanding options, 503,416 options were granted to our executive officers and directors, and have an average exercise price of $2.22 per share.  Options for the purchase of 472,704 ordinary shares are available for future grant under the 2000 Plan.

ITEM 1.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

We are controlled by Formula Systems (1985) Ltd., which holds 50.18% of our shares.

The following table sets forth certain information as of March 30, 2005 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	15,620,348	50.18%

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

(2)

The percentages shown are based on 31,128,541ordinary shares issued and outstanding as of March 28, 2005.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

Based on the information provided to us by our U.S. transfer agent, at March 23, 2005 there were 95 record holders holding approximately 0.53% of our ordinary shares had registered addresses in the United States.

B.

RELATED PARTY TRANSACTIONS

Loan Agreement

In October 2002, we entered into a loan agreement with Enformia, pursuant to which we agreed to invest up to $1.5 million in the continued development of the Enformia intellectual property. We were given an option to increase our holdings in Enformia to 51%.  As of December 2002 we invested $750,000. In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property rights. According to the agreement we have to pay royalty fees for a period of four years for any sale attributed to the intellectual property rights we purchased and also undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia.  Through December 31, 2004 we paid or accrued royalties of $164,000 to Enformia.

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

In addition, in February 2003 we signed an OEM agreement with Sabratech, a company in which one of our directors, Jacob Tenenboem, serves as the chairman of its board of directors but is not a shareholder.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 2.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume.  See note 12 of the financial statements.

Legal Proceedings

 In the end of 2003, we received final tax assessments for the years 1997 to 2000, from the Israeli tax authorities and have appealed to the District Court of Tel Aviv with respect to such tax assessments. As of March 2005, one open issue remains to be settled by the court (which management believes will result in a maximum tax payment of no more than $1.0 million), while all other issues were resolved with no additional taxes to be paid by us. Our management, based on the advice of our legal advisors, believes that the probability of an unfavorable outcome for our company on this matter is remote. Accordingly, no provision was provided in the financial statements in respect of this matter.

In June 2004, an Israeli company filed a suit against us in the Tel Aviv District Court seeking NIS 8 million (approximately $1.84 million), with an option to increase this amount to NIS 16,989,356 (approximately $3.9 million), for recovery of damages allegedly caused to the plaintiff by our failure to integrate a software application. At this point, we are not able to assess the outcome of this suit.

From time to time, claims arising in the ordinary course of our business are brought against us.  In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distribution

Following receipt of the approval from the District Court of Tel Aviv, in February 2003 we paid a cash dividend to our shareholders of $0.40 per ordinary share. The total dividend amounted to $11,844,713.

Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits, so long as the company reasonably believes that such dividend distribution will not prevent the company from paying all its current and future debts.  Profits, for purposes of the Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years. In the event cash dividends are declared, such dividends will be paid in NIS. Since the distribution of dividend was not made out of profits we obtained court approval as required under Section 303 of the Israeli Companies Law.

All the data regarding options has been updated to reflect dividend adjustments.

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

A.

OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year

2000	$ 29.79	$ 2.25	$ 4.89	$ 2.35
2001	4.00	0.80	3.75	1.30
2002	2.10	0.72	2.15	0.88
2003	4.85	0.79	4.69	0.83
2004…………………...	8.70	2.51	8.65	2.60

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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2003
First Quarter	$ 1.43	$ 0.79	$ 1.04	$ 0.83
Second Quarter	1.74	1.00	1.64	0.99
Third Quarter	3.08	1.53	3.04	1.54
Fourth Quarter	4.84	2.61	4.69	2.61

2004
First Quarter	$ 8.70	$ 4.30	$ 8.65	$ 4.58
Second Quarter	6.80	4.30	6.63	4.45
Third Quarter	5.20	2.51	5.19	2.60
Fourth Quarter	4.09	2.94	4.13	3.00

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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2004
October	$ 4.09	$ 3.23	$ 4.14	$ 3.29
November	$ 3.84	$ 3.18	$ 3.76	$ 3.28
December	$ 3.60	$ 2.94	$ 3.53	$ 3.00

2005
January	$ 3.54	$ 3.22	$ 3.49	$ 3.19
February	$ 3.50	$ 2.90	$ 3.44	$ 3.07
March	$ 3.42	$ 3.05	$ 3.34	$ 3.05

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

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  See “Item 6A. Directors, Senior Management and Employees – Election of Directors.”  Formula Systems (1985) Ltd., which beneficially owns approximately 50.18% of our ordinary shares, is likely to be able to elect all our directors.  See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.”

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

E.

TAXATION

General Corporate Tax Structure

The Israeli statutory corporate tax rate on taxable business income until was 36% the fiscal year ended in 2003.  On June 29, 2004, the Israeli Parliament passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 30% in 2007.  Notwithstanding the foregoing, the effective tax rate payable by a company like us, which derives income from an “Approved Enterprise” may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

General

The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in certain production facilities (or other eligible assets) may, upon application to the Israel Investment Center, be designated as an “Approved Enterprise.” Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset.

Tax Benefits

Income derived from an Approved Enterprise is taxed at lower company tax rates than would otherwise be applicable. The period of reduced taxation commences in the first year in which the Approved Enterprise generates taxable income and continues for a maximum of seven consecutive years, but such period ends not later than the twelfth year from commencement of production or the fourteenth year from the date of approval of such enterprise, whichever is earlier.

We have elected to apply the so-called “Alternative Benefits Program” with respect to our income from Approved Enterprises. Under this program, the undistributed income derived from the Approved Enterprise is exempt from company tax with respect to business income for a defined period of time. The period of tax exemption ranges between two and ten years, depending upon the location of the Approved Enterprise within Israel and the type of the Approved Enterprise. Because we are located in Or Yehuda, the period of tax exemption applicable is two to four years (as described below). On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates otherwise available for Approved Enterprises under the Investment Law (for the company, a rate of 25%) for the remainder of the otherwise applicable benefits period.

Subject to certain conditions, a Foreign Investors’ Company is a company, which has more than 25% of its share capital (in terms of rights to profits, voting and the appointment of directors) and of its combined share and loan capital owned by persons who are not residents of Israel. The benefits enjoyed by a Foreign Investors’ Company depend on the percentage of share capital owned by non-residents, which percentage is determined for any tax year by the lowest percentage of any of the above rights held by non-residents during that year. A Foreign Investors’ Company pays tax at reduced rates ranging from 25% to 10% over a ten-year period, commencing the year in which each such Approved Enterprise first generates taxable income (rather than the otherwise applicable period discussed above).

For a company with foreign investment of:

Company Tax Rate
Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends, which it had received out of income derived by an Approved Enterprise. The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the seven-year period discussed above. A company such as ours, which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program, would be liable for company tax in respect of the gross amount distributed (i.e., the amount of the dividend grossed-up to include corporate and income tax payable or withheld with respect to the dividend) at the rate that would have been applicable had the Alternative Benefits Program not been elected (25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

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

The tax benefit periods provided by the fifth, sixth, seventh and eighth programs end the earlier of 12 years from the commencement of operations or production or 14 years from receipt of the approval.

The portion of our taxable income derived from the third and fourth programs during the period of six years ending December 31, 2001 and December 31, 2002 and our portion of taxable income derived from the fifth, sixth and seventh programs during the above period of five to eight years will be subject to a reduced tax rate of 20% if the foreign investment in our company is between 49% to 74%.

The tax benefits derived from a certificate of approval for an Approved Enterprise relate only to taxable income attributable to the Approved Enterprise and are conditioned upon fulfillment of the conditions stipulated by the Investment Law, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. In the event of our failure to comply with these conditions, the tax benefits could be cancelled in whole or in part, and we would be required to refund the amount of the cancelled benefits with the addition of CPI linkage differences and interest. We believe that our Approved Enterprises operate in substantial compliance with all such conditions and criteria.

In the event that only a part of a company’s taxable income is derived from an Approved Enterprise or the company operates under more than one approval, its effective corporate tax rate is equal to a weighted average of the various applicable rates. A company owning “mixed enterprises” (i.e., a company whose income is derived from both an Approved Enterprise and other sources) may not distribute a dividend attributable only to the Approved Enterprise alone. Subject to certain provisions concerning income subject to the Alternative Benefits Program, all dividends are considered to be attributable to the entire enterprise, and the effective tax rate is equal to a weighted combination of the various applicable tax rates. We anticipate that the Law for the Encouragement of Capital Investments will be subject to substantial revision during 2005.

On December 19, 2004, the Israeli government extended the term of the legislation pursuant to which the Ministry of Industry and Trade administers the Approved Enterprise programs for an additional three months. Unless extended again, future entitlements to the benefits under the statute shall expire commencing March 31, 2005. The government has extended the term of the legislation on previous occasions for three-month periods. Termination of the entitlement may affect our ability to make effective use of the benefits to which we are or may become entitled to as a result of our Approved Enterprise status. In the event that the term of the statute is extended beyond March 31, 2005, we anticipate that the statute will be substantially amended. An amendment could affect our eligibility for benefits.

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

•

Amortization of expenses incurred in connection with a public issuance of securities over a three-year period for tax purposes;

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, or the Adjustment for Inflation Law represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  Generally, the Adjustment for Inflation Law was designed to neutralize for Israeli tax purposes the erosion of capital investments in businesses and to prevent unintended tax benefits resulting from the deduction of inflationary financing expenses.  The Adjustment for Inflation Law applies a supplementary set of inflationary adjustments to a nominal taxable profit.

The Adjustment for Inflation Law introduced a special adjustment for the preservation of equity for the tax purpose based on changes in the Israeli consumer price index, whereby corporate assets are classified broadly into fixed (inflation resistant) assets and non-fixed assets.  Where the shareholders' equity, as defined in the Adjustment for Inflation Law, exceeds the depreciated costs of fixed assets, a corporate tax deduction which takes into account the effect of inflationary change on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on an inflation-linked basis with no ceiling).  If the depreciated costs of fixed assets exceeds shareholders' equity, then such excess multiplied by the annual rate of inflation is added to taxable income.

In addition, subject to certain limitations, depreciation on fixed assets and loss carry forwards are adjusted for inflation based on changes in the Israeli consumer price index.

•

Capital gains on specific traded securities, are subject to the regular tax rules applicable to business income in Israel.

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

Taxation of Non-Resident Holders of Shares

The State of Israel imposes income tax on non-residents of Israel on income accrued or derived from sources in Israel or received in Israel by non-residents.  The sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from business income or income services rendered in Israel.  We are required to withhold income tax at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, on all distributions of dividends, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.  Under the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, or the Israeli-U.S. Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%.

Israel law imposes a capital gains tax on the sale of securities and other capital assets.  Under current law, however, sales of our ordinary shares by foreign residents are exempt from Israeli capital gains tax for so long as the shares are quoted on the Tel Aviv Stock Exchange, as long as the capital gain is not derived from “permanent factory” in Israel. The foreign shareholders who sell our ordinary shares listed on NASDAQ are also exempt from Israeli capital gains as long as the capital gains are not derived from “permanent factory” in Israel. In the event that a company’s security is purchased by a shareholder subsequent to the listing of the company’s shares on an overseas stock exchange, the provisions of section 101 of the Income Tax Ordinance and the Income Tax Law (Inflationary Adjustments), 1985 do not apply to the capital gain.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

•

A corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•

An estate whose income is subject to U.S. federal income tax regardless of its source; or

•

A trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes.  U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006.  Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel (the ”Treaty”)or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company ("PFIC") for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of our assets for the taxable year which are produced or held for the production of passive income is at least 50%. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund" (a "QEF election") or to "mark-to-market" your ordinary shares, as described below, dividends could not qualify for the reduced maximum tax rate, discussed above, and

•

You would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

The amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•

The amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•

You would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

Alternatively, if you elect to "mark-to-market" your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

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

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will generally be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

A.

DIVIDEND AND PAYING AGENTS

Not applicable.

B.

STATEMENT BY EXPERTS

Not applicable.

C.

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

D.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 2.

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

ITEM 3.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 1.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 2.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 3.

CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

There were no changes to our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 4.

RESERVED.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mrs. Shlomit Golan, who qualifies a an independent director as this term is defined in NASDAQ’s Market Rule 4200, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.

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

	Year Ended December 31,
	2003		2004
Services Rendered	Fees	Percentages	Fees	Percentages

Audit (1)	$86,000	69%	$102,000	59%
Tax (2)	$36,000	29%	$42,500	25%
Other (3)	$3,000	2%	$27,300	16%
Total	$125,000	100%	$171,800	100%

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

Period in 2004	Total Number of shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs

November	10,000	$3.25	10,000	2,990,000
December	21,600	$3.22	21,600	2,968,400

PART III

ITEM 1.

FINANCIAL STATEMENTS

Not applicable.

ITEM 2.

FINANCIAL STATEMENTS

Reports of Independent Auditors

F-2

Consolidated Balance Sheets

F-4

Consolidated Statements of Operations

F-6

Statements of Changes in Shareholders' Equity

F-7

Consolidated Statements of Cash Flows

F-9

Notes to Consolidated Financial Statements

F-12

Appendix A – Details of Subsidiaries

F-34

Reports of Independent Auditors with Respect to Subsidiaries

F-35

ITEM 3.

EXHIBITS

Index to Exhibits

Exhibit

  Description

3.1	Memorandum of Association of the Registrant[1].
3.2	Articles of Association of the Registrant[2].
4.1	Specimen of Ordinary Share Certificate[3].
8	List of Subsidiaries of the Registrant.
10.1	1991 Employee Stock Option Plan, as amended[4]
10.2	2000 Employee Stock Option Plan[5].
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global.
23.2	Consent of Levy Cohen & Co. Chartered Accountants.
23.3	Consent of ASG Audit Corporation, a Member of Grant Thornton International.
23.4	Consent of Mock & Partners International, Register Accountants

_____________

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

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Consolidated Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-34

Appendix - Details of Subsidiaries and Affiliated Company	F-35

- - - - - - - - - - - -

F - #

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company") and its subsidiaries as of December 31, 2003 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 14% and 19% as of December 31, 2003 and 2004, respectively, and total revenues of 39%, 34% and 39% for each of the three years in the period ended December 31, 2004. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at

 December 31, 2003 and 2004, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
Febuary 15, 2005	A Member of Ernst & Young Global

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2003	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 13,581	$ 7,580
Marketable securities (Note 3)	-	5,223
Trade receivables (net of allowance for doubtful accounts of $ 2,485 and $ 2,549 as of December 31, 2003 and 2004, respectively)	19,725	20,543
Other accounts receivable and prepaid expenses (Note 4)	3,269	3,432
Inventories	188	433

Total current assets	36,763	37,211

LONG-TERM INVESTMENTS:
Long-term lease deposits	279	587
Investments in affiliated companies (Note 1g)	100	179
Severance pay fund	1,781	2,033

Total long-term investments	2,160	2,799

PROPERTY AND EQUIPMENT, NET (Note 5)	7,855	7,540

OTHER INTANGIBLE ASSETS, NET (Note 6)	10,246	11,051

GOODWILL (Note 7)	20,776	21,684

	$ 77,800	$ 80,285

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2003	2004

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans (Note 8)	$ 2,368	$ 2,223
Trade payables	3,249	2,920
Accrued expenses and other accounts payable (Note 9)	14,348	12,216

Total current liabilities	19,965	17,359

ACCRUED SEVERANCE PAY	2,166	2,455

LONG-TERM BANK LOANS (Note 10)	288	94

MINORITY INTEREST	1,457	830

COMMITMENTS AND CONTINGENTIES (Note 15)

SHAREHOLDERS' EQUITY (Note 12):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value as of December 31, 2003 and 2004; Issued 31,291,712 and 32,265,263 as of December 31, 2003 and 2004, respectively; Outstanding: 30,238,324 and 31,180,275 shares as of December 31, 2003 and 2004, respectively	805	827
Additional paid-in capital	104,765	105,992
Accumulated other comprehensive income (loss)	(80)	306
Treasury shares, at cost: 1,084,988 Ordinary shares	(5,773)	(5,875)
Accumulated deficit	(45,793)	(41,703)

Total shareholders' equity	53,924	59,547

	$ 77,800	$ 80,285

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2002	2003	2004
Revenues (Note 13):
Software sales	$ 22,491	$ 26,989	$ 28,022
Maintenance and technical support	10,882	10,853	12,555
Consulting services	26,631	25,548	24,590

Total revenues	60,004	63,390	65,167

Cost of revenues:
Software sales	5,652	5,105	6,462
Maintenance and technical support	4,100	2,580	3,199
Consulting services	19,239	16,454	15,818

Total cost of revenues	28,991	24,139	25,479

Gross profit	31,013	39,251	39,688

Operating costs and expenses:
Research and development, net (Note 14a)	5,336	4,775	3,845
Selling and marketing	13,759	15,138	17,157
General and administrative	16,935	15,676	15,384
Restructuring costs	1,123	-	-

Total operating expenses	37,153	35,589	36,386

Operating income (loss)	(6,140)	3,662	3,302
Financial income, net (Note 14b)	958	307	912
Other expenses (Note 1)	-	42	-

Income (loss) before taxes on income	(5,182)	3,927	4,214
Taxes on income (Note 11)	384	230	281

	(5,566)	3,697	3,933
Equity in earnings (losses) of affiliates	(108)	(36)	79
Minority interest in losses (earnings) of subsidiaries	11	(594)	78

Net income (loss)	$ (5,663)	$ 3,067	$ 4,090

Basic and diluted net earnings (loss) per share (Note 16)	$ (0.19)	$ 0.10	$ 0.13

The accompanying notes are an integral part of the consolidated financial statements.

F - #

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares at cost	Accumulated deficit	Comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2002	$ 787	$ 115,522	$ (795)	$ (5,424)	$ (43,197)		$ 66,893
Other comprehensive loss:
Foreign currency translation adjustments	-	-	(44)	-	-	$ (44)	(44)
Net loss	-	-	-	-	(5,663)	(5,663)	(5,663)

Total comprehensive loss						$ (5,707)
Exercise of stock options	1	77	-	-	-		78
Purchase of Treasury shares	-	-	-	(243)	-		(243)

Balance as of December 31, 2002	788	115,599	(839)	(5,667)	(48,860)		61,021
Other comprehensive income:
Foreign currency translation adjustments	-	-	759	-	-	$ 759	759
Net income	-	-	-	-	3,067	3,067	3,067

Total comprehensive income						$ 3,826
Exercise of stock options	17	890	-	-	-		907
Warrants issued as consideration for purchase of a business activity	-	121	-	-	-		121
Purchase of Treasury shares	-	-	-	(106)	-		(106)
Dividend	-	(11,845)	-	-	-		(11,845)

Balance as of December 31, 2003	805	104,765	(80)	(5,773)	(45,793)		53,924
Other comprehensive income:
Foreign currency translation adjustments	-	-	384	-	-	$ 384	384
Unrealized gains from available-for-sale securities, net	-	-	2	-	-	2	2
Net income	-	-	-	-	4,090	4,090	4,090

Total comprehensive income						$ 4,476
Exercise of stock options and warrants	22	1,227	-	-	-		1,249
Purchase of Treasury shares	-	-	-	(102)	-		(102)

Balance as of December 31, 2004	$ 827	$ 105,992	$ 306	$ (5,875)	$ (41,703)		$ 59,547

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2002	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$ (5,663)	$ 3,067	$ 4,090
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,502	4,739	4,649
Equity in losses (earnings) of affiliates	108	36	(79)
Minority interest in earnings (losses) of consolidated subsidiaries	(11)	594	(78)
Erosion of long-term loans	8	-	-
Accrued severance pay, net	(111)	(11)	37
Loss from realization of investments in formerly consolidated subsidiaries	-	42	-
Capital loss (gain) on sale of property and equipment	-	32	(9)
Amortization of premiums and accrued interest on marketable securities, net	-	-	(53)
Capital gain on sale of marketable securities	-	-	(28)
Decrease (increase) in trade receivables	6,331	(5,965)	126
Decrease (increase) in related parties receivables	(247)	634	5
Decrease (increase) in other accounts receivable, prepaid expenses and long-term deposits	100	362	(393)
Decrease (increase) in inventories	339	20	(181)
Increase (decrease) in trade payables	(2,020)	452	(488)
Decrease in restructuring accrual	(2,092)	(2,012)	-
Increase (decrease) in accrued expenses and other accounts payable	(3,367)	2,336	(2,642)

Net cash provided by (used in) operating activities	(2,123)	4,326	4,956

CASH FLOWS FROM INVESTING ACTIVITIES:
Capitalized software development costs	(1,293)	(2,311)	(3, 472)
Purchase of property and equipment	(543)	(1,338)	(1,006)
Purchase of intangible assets	-	-	(374)
Additional investment in subsidiaries	(228)	-	(1,626)
Purchase of a business activity	-	(258)	-
Investment in affiliates and other companies	(750)	-	-
Proceeds from sale of property and equipment	-	149	23
Proceeds from sale of marketable securities	-	-	777
Purchase of marketable securities	-	-	(5,921)
Proceeds from realization of investments in formerly consolidated subsidiaries	48	595	-

Net cash used in investing activities	(2,766)	(3,163)	(11,599)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

		Year ended December 31,
		2002	2003	2004

	CASH FLOWS FROM FINANCING ACTIVITIES:
	Proceeds from exercise of stock options and warrants	78	907	1,249
	Purchase of Treasury shares	(243)	(106)	(102)
	Short-term bank credit, net	2,590	(904)	(108)
	Repayment of long-term loan	(641)	(157)	(359)
	Proceeds from long-term loans	418	22	126
	Dividend	-	(11,845)	-
	Dividend paid to minority in subsidiaries	(128)	-	-

	Net cash provided by (used in) financing activities	2,074	(12,083)	806

	Effect of exchange rate changes on cash and cash equivalents	(300)	(284)	(164)

	Decrease in cash and cash equivalents	(3,115)	(11,204)	(6,001)

	Cash and cash equivalents at beginning of the year	27,900	24,785	13,581

	Cash and cash equivalents at end of the year	$ 24,785	$ 13,581	$ 7,580

	Supplemental disclosure of cash flow activities:

a.	Net cash paid during the year for:
	Income taxes	$ 520	$ 413	$ 281

	Interest	$ 138	$ 124	$ 74

b.	Non-cash transactions:

	Purchase of IPR by settlement of loan (see also Note 1e)	$ -	$ 642	$ -

	Warrants issued as consideration for the purchase of a business activity	$ -	$ 121	$ -

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1: - GENERAL

a.

Magic Software Enterprises Ltd. (the “Company"), an Israeli corporation, and its subsidiaries (the “Group") develop, market and support software development and deployment technology (the “Magic technology") and applications developed using this Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Company and its subsidiaries are Europe, Israel, the U.S. and Japan (see Note 13).

As for information about the Company's holdings in subsidiaries and affiliated company, see the Appendix A.

b.

During 2004, in consideration of $ 1,240, the Company purchased an additional 20.96% equity interest in Advanced Answer on Demand Holdings Corp. (“AAOD”), a private Florida based company that provides integrated software solutions for the long-term healthcare industry. As a result, the Company's interest in AAOD's share capital increased to 83.89%.

Allocation of the purchase consideration is as follows:

Customer relations *)	$ 178
Goodwill	780
Net assets	282

Total assets acquired	$ 1,240

*)

The customer relations will be amortized on a straight-line basis over five years.

c.

During 2004, the Company purchased an additional equity interest of 26% in Onyx Szoftverhaz Hungary and an additional equity interest of 12.5% in CarPro Systems Ltd., bringing its holding to 100% and 87.5%, respectively, in consideration of $ 290 and $ 96, respectively. The excess of the cost over the net amounts assigned to the fair value of assets acquired and liabilities assumed was recorded as goodwill at the total amount of $ 48.

d.

During 2002, the Company established a joint venture company in the U.K., known as Hermes Logistics Technologies Ltd. Holding (“Hermes”), which owns the Intellectual Property ("IP") of the Hermes application.

In 2004, the Company purchased the remaining 49% interest in Hermes and increased its holdings to 100% for a cash consideration of approximately $ 354 which was recorded as other intangible assets, and committed to pay royalties to the seller in the amount of 1.75% of gross sales of the Hermes application for a period of 5 years.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1: - GENERAL (Cont.)

e.

During 2002, the Company granted a loan in the amount of $750 to Enformia Software Ltd. (“Enformia”), a related company, convertible into Enformia's Preferred shares. Since the Company could exercise significant influence over the operating and financial policy of Enformia, the investment was accounted for according to the equity method of accounting, in accordance with Accounting Principle Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", ("APB No. 18"). The Company’s equity in the losses of the investee amounted to $108 and $0 in 2002 and 2003, respectively.

In May 2003, the Company settled the abovementioned outstanding loan to Enformia by purchasing its intellectual property rights ("IPR"), which were recorded in acquired technology (see Note 6). According to the agreement, the Company is committed to pay royalty fees regarding any sale of products utilizing the purchased IPR and undertook to comply with all the terms required by the Chief Scientist in connection with his grants to Enformia (see Note 15e).

f.

In April 2003, the Company purchased the activity from the local distributor in Switzerland, in consideration of $ 258 and fully vested warrants to purchase 110,000 of the Company's Ordinary shares, exercisable for four years, at an exercise price of $ 0.6565 per share. The fair value of the warrants, which were exercised in April 2004, was $ 121. Pro forma disclosure required by Statement of Financial Accounting Standard (“SFAS”) No. 141, "Business Combinations” were not presented due to immateriality.

g.

During 2003, the Company sold its shares in Magic Software (Thailand) Corp. Ltd. and in Access Data Corporation Inc., in consideration of $ 0 and $ 650, respectively. The capital loss from the sale of Magic Software (Thailand) Corp. Ltd. was $ 157, and the capital gain from the sale of Access Data Corporation Inc. was $ 149. Due to immateriality, those sales were not presented as discontinued operations.

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S.  ("U.S. GAAP"), applied on a consistent basis, as follows:

a.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.

Financial statements in United States dollars:

A majority of the revenues of the Company and certain of its subsidiaries are generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries are the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries and of certain entities that are reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of operation amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholder's equity.

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

a.

Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available-for-sale and reported at fair value.

Unrealized gains and losses are excluded from earnings and are reported as a component of accumulated other comprehensive income (loss) in shareholder's equity.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

f.

Inventories:

Inventories consist of software packaging, discs, printed materials, hardware production devices and third party licenses, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

g.

Investments in affiliated companies:

Investments in non-marketable securities of companies in which the Company holds less than 20% are recorded at cost since the Company does not have the ability to exercise significant influence over the operating and financial policy of these companies.

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

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2002, 2003 and 2004, no impairment indicators have been identified.

h.

Property and equipment net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following annual rates:

The estimated useful lives in years:

Buildings	25
Computers and peripheral equipment	3
Office furniture and equipment	7-17
Motor vehicles	7
Software developed for internal use	3
Leasehold improvements	Over the term of the lease

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2002, 2003 and 2004, no impairment indicators have been identified.

j.

Other intangible assets:

Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of five, eight and five years, respectively.

k.

Goodwill:

Goodwill represents the excess of the costs over the net assets of businesses acquired. Under SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142") goodwill is not amortized as of January 1, 2002.

SFAS No. 142 requires goodwill to be tested for impairment at least annually or between annual tests in certain circumstances, and written down when impaired. Goodwill attributable to each of the reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using discounted cash flows. Significant estimates used in the methodologies include estimates of future cash flows, future short-term and long-term growth rates and weighted average cost of capital for each of the reportable units. As of December 31, 2003 and 2004, no impairment indicators have been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

l.

Revenue recognition:

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 97-2"). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence (VSOE) of fair value. Revenues are recognized under the "residual method" VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met.

Revenues from license fees are recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable. The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

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

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting. When consulting services are not considered essential, the revenues allocable to the consulting services are recognized as the services are performed. In most cases, the Company had determined that the services are not considered essential to the functionality of other elements of the arrangement.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If services are considered essential to the functionality of other elements of the arrangement, revenues from software licenses that require significant customization, integration and installation are recognized based on Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts", using contract accounting on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2004, no such estimated losses were identified.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not recognized as revenues.

m.

Research and development costs:

SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a detailed program design.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Significant costs incurred by the Company and its subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2003 and 2004, no impairment losses have been identified.

n.

Severance pay:

The Company's liability for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Pursuant to Section 14 of the Severance Compensation Act, 1963 ("Section 14"), certain employees of the Company who elected to be included under this section, are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

Severance expenses for the years ended December 31, 2002, 2003 and 2004 amounted to approximately $ 316, $ 387 and $ 389, respectively.

o.

Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2002, 2003 and 2004 were $ 280, $ 297 and $ 46, respectively.

p.

Income taxes:

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

q.

Treasury shares:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as Treasury shares. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders' equity. As of December 31, 2004 the Company did not sell any of the shares.

r.

Basic and diluted net earnings (loss) per share:

Basic net earnings (net loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, "Earnings Per Share" ("SFAS No. 128").

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Outstanding stock options and warrants have been excluded from the calculation of the diluted earnings (net loss) per share because all such securities are anti-dilutive for 2003 and 2004. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was 2,731,937, 1,212,555 and 209,161 for the years ended December 31, 2002, 2003 and 2004, respectively.

s.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the option’s vesting period.

Pro forma information regarding the Company's net income (loss) and net earnings (loss) per share is required by SFAS No. 123, "Accounting for Stock-Based Compensation", as amended by SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 123") and has been determined as if the Company had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123.

The fair value for options granted is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2002	2003	2004

Dividend yield	0%	0%	0%
Expected volatility	99.6%	66.6%	67.3%
Risk-free interest	1.5%	1.5%	2.8%
Expected life (in years)	4	3	3

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123, is as follows:

Year ended December 31,
	2002		2003	2004
Net income (loss) available to Ordinary shares - as reported	$ (5,663)		$ 3,067	$ 4,090
Add – Stock based employee compensation – as determined by APB No. 25	-	-	-	-
Deduct - stock-based employee compensation - fair value	(1,788)		(320)	(820)
Pro forma:
Net income (loss)	$ (7,451)		$ 2,747	$ 3,270
Net earnings (loss) per share:
Basic and diluted net earnings (loss) - as reported	$ (0.19)		$ 0.10	$ 0.13

Pro forma basic and diluted net earnings(loss)	$ (0.25)		$ 0.09	$ 0.10

t.

Concentrations of credit risk:

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

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

The Company's marketable securities include investments in debentures of corporations, foreign banks, governments and commercial debentures. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

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

The Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as foreign exchange contracts, option contracts or other foreign hedging arrangements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

u.

Fair value of financial instruments:

The following methods and assumptions were used by the Company and its subsidiaries in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, trade receivables and other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair value due to the short-term maturity of these instruments.

The fair values for marketable securities are based on quoted market prices and do not significantly differ from carrying amounts (see also Note 3).

The carrying amount of the Company's long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

v.

Impact of recently issued Accounting Standards:

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of SFAS 123, Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first interim period beginning after June 15, 2005.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits companies to adopt its requirements using one of the following two methods:

1.

The "modified prospective" method, in which compensation cost is recognized commencing with the effective date (i) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (ii) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested at the effective date.

2.

The "modified retrospective" method, which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123, for purposes of pro forma disclosures either (i) all prior periods presented or (ii) the prior interim period of the year of adoption.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using APB 25, the intrinsic value method, and, as such, recognizes no compensation cost for employee stock options. Accordingly, the adoption of the SFAS 123(R) fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net income (loss) and net earnings (loss) per share above.

NOTE 3:-

MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale. The following is a summary of marketable debt securities:

	December 31,
	2003			2004
		Unrealized			Unrealized
	Amortized cost	gains (losses)	Market value	Amortized cost	gains (losses)	Market value
Available-for-sale:

Government debentures	$ -	$ -	$ -	$ 2,204	$ (19)	$ 2,185
Commercial debentures	-	-	-	2,037	(20)	2,016
Equity funds	-	-	-	980	41	1,022

Total available-for-sale marketable securities	$ -	$ -	$ -	$ 5,221	$ 2	$ 5,223

During 2004, the Company recorded proceeds from sales of marketable securities in the amount of $777 and related gains of $ 28 in financial income, net.

Since the Company has the ability and intent to hold these investments until a recovery of fair value, the Company does not consider these investments to be other than temporarily impaired as of December 31, 2004. In addition, the unrealized losses are in a continuous position for a period not more than 12 months.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-

MARKETABLE SECURITIES (Cont.)

The amortized cost and estimated fair value of available-for-sale investments as of December 31, 2004, by contractual maturity, are as follows:

	December 31,
	2003		2004
	Amortized cost	Market value	Amortized cost	Market value
Available-for-sale:
Matures in one year	$ -	$ -	$ 980	$ 1,022
Matures in one to five years	-	-	2,860	2,815
Matures in more than five years	-	-	1,381	1,386

	$ -	$ -	$ 5,221	$ 5,223

NOTE 4: -

OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2003	2004

Prepaid expenses	$ 686	$ 305
Government authorities	521	1,428
Employee loans *)	339	40
Short-term deposits and other	1,675	1,616
Related party receivables	48	43

	$ 3,269	$ 3,432

*) Including loans to directors and officers, bearing 4% annual interest rate and linked to Israel's Consumer Price Index ("CPI")	$ 175	$ -

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-

PROPERTY AND EQUIPMENT

	December 31,
	2003	2004
Cost:
Buildings and leasehold improvements	$ 6,895	$ 6,982
Computers and peripheral equipment	9,729	10,523
Office furniture and equipment	2,848	3,207
Motor vehicles	390	472
Software developed for internal use	1,701	1,832

	21,563	23,016
Accumulated depreciation:
Buildings and leasehold improvements	1,673	2,042
Computers and peripheral equipment	8,869	9,862
Office furniture and equipment	2,114	2,361
Motor vehicles	142	162
Software developed for internal use	910	1,049

	13,708	15,476

Depreciated cost	$ 7,855	$ 7,540

Depreciation expenses amounted to $ 1,752, $ 1,707 and $ 1,430 for the years ended December 31, 2002, 2003 and 2004, respectively. As for charges, see Note 15c.

NOTE 6:-

OTHER INTANGIBLE ASSETS

a.

Intangible assets:

	December 31,
	2003	2004
Original amounts:
Capitalized software	$ 24,211	$ 27,683
Acquired technology and other	1,306	1,858

	25,517	29,541
Accumulated amortization:
Capitalized software	15,038	18,040
Acquired technology and other	233	450

	15,271	18,490

Amortized cost	$ 10,246	$ 11,051

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-

OTHER INTANGIBLE ASSETS (Cont.)

b.

Amortization expenses amounted to $ 2,750, $ 3,032 and $ 3,219 for the years ended December 31, 2002, 2003 and 2004, respectively.

c.

Estimated acquired technology and other intangible assets amortization expenses for the years ended:

December 31,

2005	$ 300
2006	288
2007	266
2008	266
2009 and thereafter	288

NOTE 7:-

GOODWILL

The changes in the carrying amount of goodwill for the year ended December 31, 2004 are as follows:

Balance as of January 1, 2004	$ 20,776
Foreign currency translation adjustments	80
Acquisition of additional interest in subsidiaries (see Note 1)	828

Balance as of December 31, 2004	$ 21,684

NOTE 8:- SHORT-TERM BANK CREDIT AND CURRENT METURITIES OF LONG TERM LOANS

(1)

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2003	2004	2003	2004
	%
Short-term bank loans:
In, or linked to, U.S. dollars	-	4.18	-	2,000
In other currencies	-	5.00	-	76

			-	2,076
Short-term bank credit:
In, or linked to, U.S. dollar	-	4.50	-	93
In other currencies	4-5	-	2,275	-
Current maturities of long-term loans			93	54

			2,368	2,223

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-

ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2003	2004

Employees and payroll accruals	$ 4,030	$ 3,607
Accrued expenses	3,094	2,071
Deferred revenues	3,935	4,146
Government authorities and other	3,289	2,392

	$ 14,348	$ 12,216

NOTE 10:-

LONG-TERM BANK LOANS

a.

Long-term bank loans are composed as follows:

	Interest rate		December 31,
	2003	2004	2003	2004
	%

In dollars	5.70	-	$ 349	$ -
In Yens	-	3.8	-	126
In euros	9.35	9.35	32	22
Less - current maturities			93	54

			$ 288	$ 94

NOTE 11:-

TAXES ON INCOME

a.

Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law"):

Seven expansion programs of the Company have been granted "Approved Enterprise" status under the Law. For these expansion programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following "Approved Enterprise" expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

1.

The period of the benefits for the first through the fourth programs have already ended as of December 31, 2004.

2.

The fifth program entitles the Company to a tax exemption for the four-year period ended December 31, 2001, and is subject to a reduced tax rate of 25% for an additional period of six years ending December 31, 2007. The period of benefits for this program has not yet commenced.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-

TAXES ON INCOME (Cont.)

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

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and linkage adjustment to the Israeli Consumer Price Index (“CPI”). In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2004, and with respect to the first seven programs, has received written confirmation to this effect from the Investment Center.

If dividends were to be distributed out of tax-exempt profits deriving from an "Approved Enterprise", the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate. (see note 11d below).

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

c.

Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: - TAXES ON INCOME (Cont.)

d.

Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies in Israel (which are not entitled to benefits due to an "Approved Enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament), which determines, among other things, that the corporate tax rate is to be gradually reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 32% and 2007 and thereafter - 30%.

e.

At the end of 2003, the Company received final tax assessments for the 1997 to 2000 tax years. As of today, the Company filed an appeal with the court on one issue left open (a remote outcome of the maximum of approximately $ 1,000 in payable taxes). Since the Company’s management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome for the Company on this matter is remote, no provision was recorded in the financial statements in respect of this matter (all other income determined by the tax authorities to be taxable was offset against net operating loss carryforwards).

f.

Net operating losses carry forwards:

Through December 31, 2004, the Company and its Israeli subsidiaries had operating loss carry forwards of approximately $ 21,015, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2004, Magic Software Enterprises Inc., CoreTech Consulting Inc. and AAOD had federal net operating tax loss carryforwards of approximately $ 17,200, which can be carried forward and offset against taxable income for 15-20 years and will expire from 2009 to 2024.

The Company's subsidiaries in the U.K. and Japan have estimated total available tax loss carryforward of $ 5,619 and $ 4,277, respectively, to offset against future taxable income for 15-20 years and 5 years, respectively.

g.

Income (loss) before taxes on income:

	Year ended December 31,
	2002	2003	2004

Domestic	$ (4,605)	$ 992	$ 3,069
Foreign	(577)	2,935	1,145

	$ (5,182)	$ 3,927	$ 4,214

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: - TAXES ON INCOME (Cont.)

h.

Taxes on income:

Taxes on income (tax benefit) consists of the following:

	Year ended December 31,
	2002	2003	2004

Current:
Domestic	$ (136)	$ (183)	$ 99
Foreign	520	413	182

Taxes on income	$ 384	$ 230	$ 281

i.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2003	2004

Loss carryforwards	$ 21,449	$ 17,872
Allowances and reserves	1,827	938

	23,276	18,810
Less: valuation allowance	(23,276)	(18,810)

Net deferred tax assets	$ -	$ -

The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the foreseeable future.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11: - TAXES ON INCOME (Cont.)

j.

Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel and the actual tax expenses, is as follows:

	Year ended December 31,
	2002	2003	2004
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ (5,182)	$ 3,927	$ 4,214

Statutory tax rate	36%	36%	35%

Theoretical tax expense (benefit)	$ (1,865)	$ 1,414	$ 1,475

Deferred taxes on losses for which a valuation allowance was provided	2,141	-	-
Utilization of tax losses carryforward for which a valuation allowance was provided	-	(1,143)	(1,263)
Non-deductible expenses and other	146	(82)	113
Tax adjustment in respect of inflation in Israel and other	(38)	41	(44)

Actual tax expense	$ 384	$ 230	$ 281

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY

a.

The Ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel-Aviv Stock Exchange in Israel.

b.

Treasury shares

The Company's Board of Directors resolved to authorize and empower the Company to repurchase its shares from time to time on the open market. Accordingly, through the end of 2004, the Company repurchased 1,084,988 of its shares for an aggregate amount of $ 5,875.

c.

Stock Option Plan:

Under the Company's 1991 and 2000, Stock Option Plans ("the plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries.

Pursuant to the plans, the Company reserved for issuance 6,750,000 and 4,000,000 Ordinary shares respectively. As of December 31, 2004, an aggregate of 1,750,688 Ordinary shares of the Company are still available for future grant.

Each option granted under the plans is exercisable until the earlier of 10 years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on July 31, 2001 and the 2000 plan will expire on November 5, 2010. The exercise price of the options granted under the plans may not be less than 65% of the market price of such shares on the grant date of the award. The Company grants options to its employees at an exercise price that is equal to the share market price at the grant date. The options vest primarily over three years. Any options, which are forfeited or canceled before expiration, become available for future grants.

In June 2002, the Company adopted a new voluntary stock option exchange program, under which the employees had the opportunity to cancel outstanding stock options, and receive new options, at such time that was not less than six months and one day from the date of cancellation of such stock options. A total of 375,207 options were cancelled in connection with the option exchange program and 120,773 options were granted in December 2002 to those employees who are employed by the Company at such time. Each new option has the same vesting commencement date and vesting schedule as the option for which it was exchanged. The exercise price of the new options was equal to the market value of the Company's Ordinary shares at the date of the new grant.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

The following table is a summary of the Company’s stock option activity as of December 31, 2002, 2003 and 2004:

	Year ended December 31, 2002		Year ended December 31, 2003		Year ended December 31, 2004
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	3,711,655	$ 3.22	2,751,937	$ 2.31	3,346,406	$ 2.26
Granted	195,773	$ 1.28	1,924,283	$ 2.57	406,601	$ 4.84
Exercised	(55,169)	$ 1.38	(775,284)	$ 1.17	(973,551)	$ 1.28
Cancelled	(375,207)	$ 8.16	-	$ -	-	$ -
Forfeited	(725,115)	$ 3.01	(554,530)	$ 3.35	(266,219)	$ 3.6
Outstanding at the end of the year	2,751,937	$ 2.31	3,346,406	$ 2.26	2,513,237	$ 2.95
Exercisable at the end of the year	2,103,941	$ 2.35	1,304,338	$ 1.92	1,423,970	$ 2.28
Weighted average fair value of options granted during the year		$ 0.67		$ 1.28		$ 2.2

The options outstanding as of December 31, 2004, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2004	Weighted average exercise price of exercisable options

0-1	313,915	7	$ 0.86	263,812	$ 0.84
1-2	824,090	6	$ 1.16	706,859	$ 1.17
2-3	15,900	5	$ 2.45	14,567	$ 2.42
3-4	665,213	9	$ 3.91	234,862	$ 3.93
4-5	484,958	9	$ 4.12	150,209	$ 4.13
5-6	155,500	9	$ 5.95	-	-
6-7	1,011	5	$ 6.14	1,011	$ 6.14
10-11	43,650	5	$ 10.16	43,650	$ 10.16
18-19	9,000	5	$ 18.79	9,000	$ 18.79

	2,513,237	9	$ 2.95	1,423,970	$ 2.28

c.

Warrants:

In April 2003, the Company issued 110,000 warrants as a consideration of the purchase of  its distribution activity in Switzerland. The warrants are exercisable into the Company's Ordinary shares for a period of four years, at an exercise price of $ 0.6565 per share (see Note 1f).  These warrants were exercised in April 2004.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

d.

Dividends:

On November 11, 2002, the Board of Directors decided on a cash dividend distribution of $ 0.40 per Ordinary share. The total amount distributed was $ 11,845. On January 27, 2003, after receiving approval for a capital reduction from the Tel-Aviv District Court, the Company announced the distribution of the dividend, for which the payment date was February 24, 2003.

Since the Company's policy is not to pay dividends in the ordinary course of business and does not anticipate future distribution of dividends, this distribution is considered as a large non-recurring dividend, in accordance with FIN No. 44.

As a result of the dividend distribution, the Company made the following adjustments for options with an original exercise price greater than $ 1.35, the new exercise price was reduced by $ 0.40 and for options with an original exercise price equal to $ 1.35 and lower the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.

Since the aggregate intrinsic value of the award immediately after the charge is not greater than the aggregate intrinsic value of the award immediately before the charge and since the rate of the exercise price per share to the market value per share was not reduced, the change in the option’s terms had no accounting consequences.

NOTE 13:-

GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company's business). The Company's business is divided into the following geographic areas: Israel, Europe, the U.S.A., Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

This data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2002, 2003 and 2004:

	Year ended December 31,
	2002	2003	2004

Israel	$ 3,417	$ 3,643	$ 3,354
Europe	16,136	24,934	25,698
U.S.A.	22,044	21,050	21,090
Japan	9,563	9,444	11,450
Other	8,844	4,319	3,575

	$ 60,004	$ 63,390	$ 65,167

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-

GEOGRAPHIC INFORMATION (cont.)

The Company's long-lived assets are as follows:

	Year ended December 31,
	2003	2004

Israel	$ 6,079	$ 5,619
Europe	785	828
U.S.A.	592	547
Japan	243	417
Other	156	129

	$ 7,855	$ 7,540

NOTE 14:-

SELECTED STATEMENTS OF OPERATIONS DATA

a.

Research and development costs:

	Year ended December 31,
	2002	2003	2004

Total costs	$ 6,629	$ 7,086	$ 7,317
Less - capitalization of software costs	(1,293)	(2,311)	(3,472)

Research and development, net	$ 5,336	$ 4,775	$ 3,845

b.

Financial income (expenses), net:

Interest and bank charges	$ 211	$ 10	$ (157)
Gain arising from foreign currency transactions	747	297	1,069

	$ 958	$ 307	$ 912

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-

COMMITMENTS AND CONTINGENTIES

a.

Lease commitments:

Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2004, are as follows:

2005	$ 1,852
2006	1,473
2007	1,223
2008	673
2009 and thereafter	544

$ 5,765

Rent expenses for the years ended December 31, 2002, 2003 and 2004, were approximately $ 1,934, $ 1,825 and $ 1,844, respectively.

b.

Guarantees:

1.

The Company has provided a guarantee to a bank in the amount of $ 100 in respect of the Fund for the Encouragement of Marketing Activities of Israel's Ministry of Industry and Trade ("the Fund"), as collateral for the Company's obligation to the Fund. The guarantee is valid through the end of 2006, with an option for an extension by the Fund.

2.

The Company has provided two of its clients with bank guarantees totaling $ 80, of which $ 68 is linked to the NIS and valid through April 2005 and $ 12 is linked to the dollar and valid through November 2006.

c.

Charges:

As collateral for the Company's liabilities, a floating charge on all of the Company's assets was recorded in favor of a financial institution.

As collateral for a subsidiary's line of credit, a charge was recorded on the subsidiary's trade receivables.

In respect of a lease agreement, the Company placed a lien on the leased computer equipment.

d.

Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except per share data)

NOTE 15:-

COMMITMENTS AND CONTINGENTIES

An Israeli company has filed a suit against the Company in the Tel-Aviv District Court for the amount of NIS 8 million (approximately $ 1,840), with a possibility to expand the suit to  NIS 16,989,356 (approximately $ 3,900), for recovery of damages caused to plaintiff by the Company’s failure to integrate a software system. At this point, the Company is not able to assess the outcome of this suit.

e.

Royalty commitments:

1.

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2004. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2004, the remaining contingent obligation of the Company amounted to $ 363.

2.

The Company is committed to pay royalties to Enformia in the amount of 40% regarding any sale of products of the purchased IPR and undertook to comply with all of the terms required by the Office of the Chief Scientist (“OCS”) in connection with its grants to Enformia. (see Note 1e).

As of December 31, 2004, the aggregate contingent liability to the OCS amounted to $311.

Through December 31, 2004, the Company has paid and accrued royalties to Enformia, in regards to sales of its product, in the amount of $ 164.

3.

The Company is committed to pay royalties in the amount of 1.75% of gross sales of the Hermes application, including license fees and all services fees for a period of 5 years (see Note 1d).

NOTE 16:-

NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2002	2003	2004

Numerator for basic and diluted earnings (loss) per share – net income (loss) available to shareholders	$ (5,663)	$ 3,067	$ 4,090

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	29,690	29,624	31,029
Effect of dilutive securities	(* -	285	1,397

Denominator for diluted net earnings (loss) per share	29,690	29,909	32,426

Basic and diluted net earnings (loss) per share	$ (0.19)	$ 0.10	$ 0.13

*)

Anti dilutive.

Appendix A - DETAILS OF SUBSIDIARIES AND AFFILIATED COMPANY

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliated company as of December 31, 2004:

Name of company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
MSE Holdings, INC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l.	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
ONYX Szoftverhaz Korlatolt Felelossegu Tarsasag *)	100	Hungary
CarPro Systems Ltd. *)	87.5	Israel
Advanced Answers On Demand Holding Corp. *)	84	U.S.A
Nextstep Infotech Prt. Ltd.	40	India

*)

See Note 1.

- - - - - - - - - - - - - -

F:\W2000\1461\M\04\E$12.DOC

REPORTS OF INDEPENDENT AUDITORS WITH RESPECT TO SUBSIDIARIES

**MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES**

Grant Thornton

ASG Audit Corporation
Certified Public Accountants

Independent Auditors' Report

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 200[illegible], and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 200[illegible], and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

ASG Audit Corporation

Tokyo, Japan
January [illegible], 200[illegible]

1

F - 38

30-MAR-2005 13:05 FROM:MAGIC 0352389402 TO:97235389454 P.002/007

Grant Thornton

udit Corporation
d Public Accountants

Independent Auditors' Report

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 2003, and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United Sates of America.

ASG Audit Corporation

Tokyo, Japan
January 28, 2004

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595 0363
F (81) (0) 3 3595 0395
E asg-ac@gtjapan.com
W www.gti.org

1

Grant Thornton International

2004年 5月28日 16時57分 ASG監査法人
30/03/2005 14:01 MAGIC LTD. → 454 NO.861 P01

Grant Thornton

Grant Thornton ASG
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheet of Magic Software Japan K. K. (the "Company") as of December 31, 2004, and the related statements of income and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Magic Software Japan K. K. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United Sates of America.

Grant Thornton ASG

Tokyo, Japan
January 21, 2005

Akasaka Tokyu Building 12F
2-14-3 Nagatacho, Chiyoda-ku
Tokyo 100-0014, Japan
T (81) (0) 3 3595 0363
F (81) (0) 3 3595 0398
E asg-ac@gtjapan.com
W www.gti.org

Member of Grant Thornton International

1

30-MAR-2005 13:06 FROM:MAGIC 0353389402 TO:97235389454 P.004/007

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

Levy Cohen & Co.
Registered Auditors

57 Broadfield Gardens, London NW6 [illegible]   Tel: 020 - [illegible]   Fax: 020 - [illegible]
E - mail: [illegible]

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

We conducted our audits in accordance with the standards of Public Company Accounting Oversight Boards (United States) auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

28 January 2004

S. Levy C.P.A. (ISR)
J. Cohen C.P.A. (ISR)
R. Shalvinzon ACA

Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

F - 36

30-MAR-2005 13:07 FROM:MAGIC 0352389402 TO:97235389454 P.006/007

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:____________

Name:  Menachem Hasfari

Title:  Chief Executive Officer

Dated:  March 30, 2005.

#

Exhibit 8

List of Subsidiaries of the Registrant

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of the registrant subsidiaries, as of March 2005:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	U.S.	100%
CoreTech Consulting Group, LLC	U.S.	100%
CoreTech Consulting Group, Inc.	U.S.	100%
MSE Holdings, Inc.	U.S.	100%
Magic Software Enterprises (UK) Ltd.	U.K.	100%
Hermes Logistics Technologies Limited	U.K.	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Szoftverhaz Korlatolt Felelossegu Tarsasag	Hungary	100%
CarPro Systems Ltd.	Israel	87.5%
Advanced Answers on Demand Holding Corporation	U.S.	84%
Nextstep Infotech Prt. Ltd.	India	40%

#

Exhibit 12.1

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

(b) [Reserved]

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

Date:  March 30, 2005

____________________

Menachem Hasfari

Chief Executive Officer

Exhibit 12.2

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

(b) [Reserved]

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

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date:  March 30, 2005

__________________________

Hilel Kremer

Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Menachem Hasfari, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

__________________

Menachem Hasfari

Chief Executive Officer

March 30, 2005

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Hilel Kremer, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

_________________

Hilel Kremer

Chief Financial Officer

March 30, 2005