Form 20-F
period 2005-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2006-04-05
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report .................

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

Ordinary Shares, par value NIS 0.1

as of December 31, 2005

31,070,499

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   __  No  X_

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes   __  No  X_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No ___

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17       Item 18 X

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes   __  No  X_

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, Registration Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221.

6062439.2

INTRODUCTION

Magic Software Enterprises Ltd. develops, markets and supports composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems. Our products and services are available through a global network of subsidiaries, distributors and software solution providers in approximately 50 countries.  As used in this annual report, the terms “we,” “us,” “our,” and Magic refer to Magic Software Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

Over the last twenty years we have developed a fundamentally new application development and deployment technology, which is a metadata driven, rule based platform and development framework.  During that period, a broad community of independent software vendors, or ISVs, and customers worldwide, have been using our rapid application development and deployment technology and products.  In 2002, we recognized that the software application market was changing.  Organizations had built up a wide array of systems that needed to communicate with each other more efficiently in order to streamline business processes, improve productivity and ultimately reduce costs and increase business revenues.  The demand for technology enablement was no longer coming exclusively from the information technology, or IT, department, but from businesses charged with improving operations.  In order to address the needs of both developers and business users, we added to our eDeveloper two additional layers, orchestration and graphical process design, as well as an activity monitoring service, and created iBOLT, a single, unified and highly scalable development and business integration suite.  iBOLT allows our customers to implement application integration layers, create service oriented architectures and manage end-to-end processes.

We have obtained trademark registrations in Africa, Austria, Australia, Bulgaria, Canada, Chile, China, Czech Republic, France, Germany, Hungary, Israel, Italy, Luxembourg, the Netherlands, Poland, Portugal, Romania, Slovakia, South Spain, Switzerland, Thailand, the United Kingdom and the United States.  All other trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with U.S. generally accepted accounting principles, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  The representative exchange rate between the NIS and the dollar as published by the Bank of Israel on April 5, 2006 was NIS 4.67 per $1.00.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms.  If we filed any of these documents as an exhibit to this annual report or to any previous filling with the Securities and Exchange Commission, you may read the document itself for a complete recitation of its terms.

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors”

6062439.2	#

TABLE OF CONTENTS

Page

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

B.

Capitalization and Indebtedness

C.

Reasons for the Offer and Use of Proceeds

D.

Risk Factors

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

B.

Business Overview

C.

Organizational Structure

D.

Property, Plants and Equipment

ITEM 4A.

UNRESOLVED STAFF COMMENTS

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

Results of Operations

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

ITEM 16D.

EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

S I G N A T U R E S

6062439.2	#

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated.  You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

We have derived the following income statement data for the years ended December 31, 2003, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004 and 2005 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2001 and 2002 and the consolidated balance sheet data as of December 31, 2001, 2002 and 2003 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2001	2002	2003	2004	2005
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$19,110	$15,136	$19,712	$20,614	$16,803
Applications	11,212	7,355	7,277	7,408	8,300
Maintenance and technical support	10,956	10,882	10,853	12,555	14,376
Consulting services	35,284	26,631	25,548	24,590	21,511
Total revenues	76,562	60,004	63,390	65,167	60,990
Cost of revenues:
Software	4,187	3,318	3,943	4,742	4,412
Applications	2,399	2,334	1,162	1,720	4,071
Maintenance and technical support	4,334	4,100	2,580	3,199	2,679
Consulting services	25,622	19,239	16,454	15,818	15,514
Total cost of revenues	36,542	28,991	24,139	25,479	26,676
Gross profit	40,020	31,013	39,251	39,688	34,314
Operating expenses:
Research and development, net	7,547	5,336	4,775	3,845	3,733
Sales, marketing, general and administrative	46,598	30,694	30,814	32,541	34,842
Restructuring and other non-recurring costs	6,613	1,123	―	―	---
Impairment expenses	20,081	―	―	―	----
Operating income (loss)	(40,819)	(6,140)	3,662	3,302	(4,261)
Financial (expense) income, net	575	958	307	912	(811)
Other income (expenses)	(2,199)	―	(42)	―	1,169
Income (loss) before taxes on income	(42,443)	(5,182)	3,927	4,214	(3,903)
Income taxes	(167)	(384)	230	281	491
	(42,610)	(5,566)	3,697	3,933	(4,394)
Equity in earnings (losses) of affiliates	―	(108)	(36)	79	19
Minority interest in losses (earnings) of subsidiaries	(176)	11	(594)	78	(232)
Net income (loss)	$(42,786)	$(5,663)	$3,067	$ 4,090	$(4,607)
Basic net earnings (loss) per share	$(1.45)	$(0.19)	$0.10	$ 0.13	$(0.15)
Diluted net earnings (loss) per share	$(1.45)	$(0.19)	$0.10	$0.13	$(0.15)
Shares used to compute basic earnings (loss) per share	29,604	29,690	29,624	31,029	31,124
Shares used to compute diluted earnings (loss) per share	29,604	29,690	29,909	32,426	31,124

Balance Sheet Data:

	At December 31,
	2001	2002	2003	2004	2005
	(U.S. dollars in thousands)
Working capital	$28,007	$23,200	$16,798	$19,852	$13,471
Cash, cash equivalents, short term deposits and marketable securities	27,900	24,785	13,581	12,803	13,865
Total assets	94,612	84,522	77,800	80,285	73,723
Shareholders' equity	66,893	61,021	53,924	59,547	52,305

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

Risks Related to Our Business and Our Industry

We have a history of losses and may not be able to achieve or sustain profitability in the future.

In the year ended December 31, 2005 we recorded a net loss of $4.6 million.  We have incurred losses in three out of the last five years and we may not be able to achieve or sustain profitability in the future.

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

•

The mix of product sales;

•

Exchange rate fluctuations; and

•

General economic conditions.

Our customers ordinarily require the delivery of products promptly after we accept their orders.  With the exception of contracts for services, we usually do not have a significant backlog of orders for our products.  Consequently, revenues from our products in any quarter depend on orders received and accepted by the customers in that quarter.  The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.  Our customers sometimes require an acceptance test for services we provide and as a result, we may have a significant backlog of orders for our services.  Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter.  In addition, we anticipate that our operating expenses will continue to increase significantly.  If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected.  For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse affect on our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency.  Nevertheless, a substantial portion of our sales and expenses are incurred in other currencies, particularly Euros, Japanese yen, NIS and the British pound.  We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable.  Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies.  From time to time we use derivative or other instruments to hedge against part or all of our exposures.

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

We face intense competition in the markets for our application development and integration technologies and services, which are evolving into a new unified market for composite applications development and deployment.

Many companies compete with us in the areas of software development tools, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate.  We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing.  Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

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

We may not succeed in increasing our market share in the business integration and process management markets with our iBOLT products, or leverage our experience in the composite applications field.

During 2003, we launched the iBOLT Integration Suite, which provides business integration and process management solutions to mid-size and large organizations.  In 2004, we launched iBOLT Version 2.0, and in 2005 we released both iBOLT Version 2.5 and iBOLT Special Edition for SAP Business One.  We are currently developing the next release of iBOLT, which we expect to release during the latter part of 2006.

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

•

Recruit, develop and cultivate additional system integrators who will serve as market and sales channels of integration projects for prospective customers; and

•

Effectively establish and enhance relationships with technological partners and application vendors, which will extend our value proposition and assist us in reaching more customers.

Our future success will be largely dependent on the acceptance of future releases of our eDeveloper application development and deployment product.

Our future success will be in great measure dependent on the acceptance of future releases of our eDeveloper application development and deployment product.  The acceptance of this product relies in part on the continued acceptance and growth of diverse platforms, systems and databases, where eDeveloper operates as the bridge for creating composite applications.  In the future, organizations may not implement multiple environments to serve their computing needs.

Changes in the ratio of revenues obtained from our own software license sales as compared to revenues from third party software licenses may adversely affect our gross profit margins.

Our entrance into the business integration market prompted us to enter into an increasing number of technology alliances and sales of complementary technology components, such as integration adaptors.  Historically, our revenues from software licenses were almost exclusively from wholly owned technology.  In 2005, our gross profit margin from software license sales decreased, partially as a result of sales of third party licenses. Any future increase in the percentage of revenues derived from third party software licenses may adversely affect our gross profit margin.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products.

We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop solutions for their customers, referred to as Magic solution providers, and independent distributors.  These independent distributors then resell our products to end-users.  We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts.  Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products.  The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

We may lose independent distributors on whom we currently depend and we may not succeed in developing new distribution channels.

If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all.  In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so.  Any changes in our distribution and sales channels, particularly the loss of a major distributor, or our inability to establish effective distribution and sales channels for new markets, will impact our ability to sell our products and result in a loss of revenues and profits.

Our efforts to increase our presence in the United States, Europe and Japan may not be profitable.

Our success in becoming a stronger competitor in the sale of software development and deployment technology and a leading provider of applications is dependent upon our ability to increase our sales in the United States, Europe and Japan.  Our efforts to increase our penetration to these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations.

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

If release dates of any future products or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

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

Despite quality assurance testing performed by us, as well as by Magic solution providers and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology.  This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by Magic solution providers over whom we exercise no supervision or control.  If defects are discovered, we may not be able to successfully correct them in a timely manner or at all.  Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

Our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims that may not be effective or enforceable under the laws of some jurisdictions.  Accordingly, we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

We rely on third party technology licenses.

We incorporate software that we license from third parties in our technology.  If we lose, or are unable to maintain any software licenses, we could suffer harm until equivalent software can be developed, identified, licensed and integrated.  Loss of third party software licensing would materially adversely affect our business, financial condition and results of operations.

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

Our products may infringe upon the intellectual property rights of others.

Third parties may assert infringement claims against us or claims that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  In addition, any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend any such claims.

We may encounter difficulties with our international operations and sales.

While our principal executive offices are located in Israel, 94% of our sales in 2003, 95% of our sales in 2004 and 93% of our sales in 2005 were generated from other countries.  This subjects us to many risks inherent to international business activities, including:

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

We are controlled by Formula Systems (1985) Ltd.

Formula Systems (1985) Ltd., whose shares trade on the NASDAQ National Market and the Tel Aviv Stock Exchange, or TASE, directly owns 15,620,348 or 50.19% of our outstanding ordinary shares.  Formula Systems is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the general ability to direct our affairs.  Such concentration of ownership may have the effect of delaying or preventing a change in control.

Compliance with corporate governance regulations could increase the cost of our operations.

As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years.   The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices.  We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming.  We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments.  If we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements.  This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

The implementation of SFAS No. 123(R), which will require us to record compensation expense in connection with equity share based compensation granted  as of the first quarter of 2006, may reduce our profitability.

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123(R), which is a revision of SFAS No. 123.  Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123.  However, SFAS No. 123 permitted, but did not require, share-based payments to employees to be recognized on the basis of their fair values while SFAS No. 123(R) requires, as of the first quarter of 2006, all share-based payments to employees to be recognized on the basis of their fair values.  SFAS No. 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.  The adoption of SFAS No. 123(R) may have a significant effect on our results of operations in the future, if we grant in the future additional options to our employees or modify existing options. In addition, such adoption could limit our ability to use stock options as an incentive and retention tool, which could, in turn, negatively impact our ability to recruit employees and retain existing employees.  However, related to previous grants, had we adopted SFAS 123(R) in 2005, the impact of that standard would have approximated $2,599 as described in the disclosure of pro forma net income and earnings per share in our consolidated financial statements.

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

In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities.  We may in the future be the targets of similar litigation.  Securities litigation could result in substantial costs and divert management’s attention and resources.

We do not anticipate paying cash dividends on our ordinary shares in the foreseeable future.

We paid a one-time cash dividend of $11,844,713 in February 2003; however, we currently intend to retain all future earnings for use in our business and to fund its growth and do not anticipate paying any further cash dividends on our ordinary shares in the foreseeable future under our current financial condition.  The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company.  The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable.  There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Our ordinary shares are traded on more than one market and this may result in price variations.

Our ordinary shares are traded primarily on the NASDAQ National Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ National Market, and New Israeli Shekels on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets often differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza.  These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries.  In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank.  In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen.  Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

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

Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business.

Economic conditions in Israel have not been stable in recent years.

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment.  Although economic activity in Israel has improved recently, our operations could be adversely affected if the economic conditions in Israel begin to deteriorate once again.

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

A portion of our expenses, primarily labor expenses, is incurred in NIS.  As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel.  In 2003, 2004 and 2005 the rate of devaluation of the NIS against the dollar was -(7.56)%, (1.62)% and 6.85%, respectively, while in 2003 and 2004 the NIS appreciated in value in relation to the dollar by 7.6% and 1.6%, respectively.

We may be materially and adversely affected in the future if the rate of inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

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

Service of process upon our directors and officers and the Israeli experts named herein, some of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, since substantially all of our assets, some of our directors and officers and the Israeli experts named in this annual report are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

As a foreign private issuer whose shares are listed on the NASDAQ National Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ National Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules, including the distribution of annual reports to shareholders, quorum at shareholders meetings and executive meetings of independent directors.  In addition, we may follow Israeli law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.  Currently, we do not follow NASDAQ requirements and instead follow Israeli law and practice with respect to the distribution of annual reports to shareholders and executive meetings of independent directors.

ITEM 1.

INFORMATION ON THE COMPANY

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

We were incorporated under the laws of the State of Israel in February 1983 as Magic Software (1983) Ltd. and we changed our name to Magic Software Enterprises Ltd. in 1991.  We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation.  Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is +972-3-538-9292.  Our address on the Internet is www.magicsoftware.com.  The information on our website is not incorporated by reference into this annual report.

We develop, market and support composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems.  These enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

Our technology and applications based on our technology are used by independent software vendors and thousands of enterprises in approximately 50 countries.  We refer to these vendors and enterprises as the Magic community.  We also provide maintenance and technical support as well as professional services to the Magic community.

We develop, market and support eDeveloper, a software development and deployment technology, and iBOLT, a technology for business integration and BPM.

eDeveloper enables the rapid development and deployment of business applications. The eDeveloper technology can be deployed on multiple platforms operating with interoperability under various information technology, or IT, architectures and can operate on multiple databases.  During the last two years we have developed a new version of eDeveloper.  During the last two years we have developed a new version of eDeveloper, version ten (V10), which highlights SOA architecture.  This new version of the eDeveloper provides enhanced support in industry standards, improved functionality and a composite application development environment.  In May 2005, we provided a beta version to selected customers for testing.  The same version was also previewed by the CRN Test Center and received the “CRN Recommended” label.  In March 2006, we performed a controlled and limited release of eDeveloper V10.

iBOLT provides affordable business integration solutions to mid-sized and large enterprises and system integrators.  As a comprehensive suite, iBOLT allows the simple integration and interoperability of diverse solutions, including legacy applications in a quick and efficient manner.  In 2005, we released iBOLT Version 2.5.  In addition, in 2005 we developed the iBOLT channel and entered into agreements with approximately 100 system integrators, consultancies and service providers, who acquired iBOLT skills and offer iBOLT based services to their customers. We are currently developing the next release of iBOLT, which we expect to release in the latter part of 2006.

In 2004, we entered into a partnership with SAP, an international provider of business software solutions.  The agreement focused on providing a special edition of iBOLT as a collaborative platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses.   In January 2005, we launched iBOLT Special Edition for the SAP Business One product and subsequently expanded and intensified our joint activities with SAP worldwide.  The iBOLT Special Edition was accepted by the SAP community with enthusiasm, and our company was awarded by SAP the ISV Partner Leadership in Innovation 2005 award for embodying SAP’s applistructures (service oriented application components infrastructure) idea and bringing it to the market with the SAP Business One product.

In 2005, we signed a series of agreements with W4, a leading European provider of BPM software for human resources related processes.  W4’s BPM technology has over nine years of proven use by more than 260 public and private organizations worldwide, from various sectors, including banking, insurance, administration, industry, public services and telecommunications.  W4 has embedded iBOLT into its BPM platform, W4 BPMSuite V6, which was launched in December 2005.  We have added the W4 BPM engine to our extensive list of components, which enables iBOLT developers to seamlessly integrate human resources related activities as a component of any composite applications developed with the iBOLT Integration Suite.

During 2005, we also continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software.  In the past, we have received the highest approval rating from IBM Alliance Shareholder/400 technical teams in Rochester for our adherence to IBM’s e-business framework.  The “Level Four” certification granted to us from IBM signifies that we are able to demonstrate our support for several different servers using standards established by IBM.  This accomplishment helps foster our continued business relationship with IBM throughout the world.  IBM has also awarded us with its ServerProven® certification for our eDeveloper product following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs.

In December 2005, we increased our holdings in our subsidiary, CarPro Systems Ltd. from 87.5% to 90.48%.  CarPro Systems Ltd. develops, markets and sells CarPro™, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide.

In March 2006, we increased our holdings in our subsidiary Advanced Answers on Demand Holding Corporation from 83.88% to 100%.  Advanced Answers on Demand Holding Corporation develops and markets application software targeted at the long-term care industry.

B.

BUSINESS OVERVIEW

Industry Overview

In recent years the multiplication of enterprise applications has lead to a level of complexity in enterprises’ information system that is actually obstructing business progress and evolution, reducing business agility and is often resulting in multiple versions of similar data objects such as customer records.  One of the main challenges the modern enterprise faces today is “creating a single view of the truth”, which is the better way to make effective and relevant business decisions.  Business integration is employed to facilitate this.  Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises.  Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly.  This constituted a barrier to small and medium enterprises, who could not afford to embark on such projects.  Yet, given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions.

We recognized this trend and emerging need when we designed iBOLT, and are one of the first vendors to provide business integration solutions to small and medium enterprises.

Another major evolution in enterprises is the trend of reusing IT assets, such as enterprise applications, driving the move towards SOA (service-oriented architectures) and “applistructures”.  Applistructures are the merger of enterprise-application and infrastructure technology.   Due to the large investments in enterprise applications, such as enterprise resource planning and customer relationship management, on the one hand, and the accelerating business change, on the other, organizations need to find a way to continue to leverage and amortize their IT investments while increasing their ability to change business processes and support new ones.  The software industry’s response is a new breed and paradigm of application development, service oriented development of applications, or SODA, and composite applications, based on metadata, which is data that describes data (similar to a table of content describing a book), rather than traditional programming.  We have developed and enhanced this paradigm over the last twenty years, and we believe that we have the one of the largest installed base of products employing such technology.

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

We address the critical business needs of companies so that they are able to quickly respond to changing market forces and demands.  Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results.  Our proprietary development methodology enables developers to create better solutions in less time and with fewer resources.

Development communities have become increasingly focused on specific solutions, creating an even greater need for a development environment that provides open interfaces to leading technologies and standards. eDeveloper and iBOLT provide developers with the ability to rapidly build integrated applications in a more productive manner, lowering IT maintenance costs and decreasing time-to-market.

With the launch of iBOLT, we started a repositioning process from the application development field to the business integration and process management field, which are, presently converging, from a technology perspective, to the composite application field.  Products in these filed require a service-oriented architecture, application integration capabilities, process management, orchestration capabilities, and information delivery capabilities.  Our technology and products provide all of these capabilities.

The Magic Solution

Our eDeveloper and iBOLT technologies offer system integrators, software developers and end-users of deployed applications the following benefits:

•

Real Time to Market.  We believe that our technology and products allow enterprises to prototype and develop, integrate and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality that usually requires repetitive, tedious coding is provided by our underlying core technology, eDeveloper.  In today’s dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before, while reducing costs. This requires organizations to build a service-oriented architecture and develop on top of it composite applications.  Both eDeveloper and iBOLT enable organizations to meet these needs.

•

Scalability and Adaptability.  Applications developed and integrated with eDeveloper and iBOLT can be easily modified as business requirements change, computing environments evolve and end-user usage and transaction volumes increase. As a result, implementations of our technology can be quickly adapted to support increased functionality and wider use throughout an organization. Applications developed with our products can grow within an enterprise from the departmental level to the enterprise level by accommodating additional platforms, databases and operating systems and increased usage and application complexity. Our technology also enables partitioning of applications by allowing application logic to be distributed across a system in order to achieve optimal system performance and flexibility. Our eDeveloper and iBOLT technologies enable enterprises to respond quickly to unanticipated changes in their business requirements to protect their investments in software and hardware.

•

Portability.  We designed our products to enable enterprises to develop and integrate applications that can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform also can be deployed on other supported platforms. Simply changing the relevant parameters in an application and migrating the metadata accomplish porting a Magic based application from one platform to another. As a result, porting applications can be accomplished without the lengthy coding, compiling, linking and testing phases typically required with other development methodologies.  Applications developed with our technology can also be partitioned across multiple platforms.  Developers can therefore take advantage of the flexibility and performance advantages inherent in multi-tiered architectures. The portability of applications developed with our software development technology enables enterprises to migrate quickly to new computing environments without having to rewrite their applications.

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

•

Comprehensiveness. Our technology delivers everything enterprises need in order to achieve the future of business integration, in a single product stack, including a composite application framework, SODA, enterprise service bus (ESB, or also referred to as a message broker), enterprise application integration, BPM, and service and business activity monitoring.  Our single product stack provides small and medium enterprises as well as large enterprises with top tier power, which is simple to learn and fast to deliver value even with small business budgets.

•

Innovation and experience. We provide a service oriented platform which includes application integration, business process management and composite applications, to rapidly develop, change and deploy solutions integrated with existing and legacy systems.  We enable enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a SOA through application integration and BPM.  Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems.  Our products are built on twenty years of research and development, as well as customer experience.

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

•

To focus our sales efforts on our core products iBOLT and eDeveloper.

•

To focus our efforts on building a strong partner base of system integrators and resellers of our core technologies.

•

To increase the number of software houses using eDeveloper to build their applications.

•

To focus on the SAP alliance. The SAP Business One product environment is a broad horizontal market that offers an environment where our resources can be more effective than on the open market.

•

To re-launch our alliance with IBM, specifically with the server divisions of the iSeries/AS/400 market, where we believe we have a strong competitive advantage. We intend to provide significant resources to increase our market share in the iSeries/AS/400 market.

•

To focus on recruiting software partners, who will incorporate our iBOLT integration technology into their product offerings.

•

To continue developing our position in the business process driven integration market with iBOLT, while enhancing our rules-engine technology to address the emerging market of composite application development.

Products

The driving principles behind our technology are:

•

Abstraction - to hide complexity and facilitate change;

•

Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

•

Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

We design our tools for use by system architects, business analysts and consultants rather than by programmers.  Over the years, we have enriched our technology with emerging features such as messaging, application partitioning, browser based rich client, graphical design studio for business processes, event and service provision and consumption, orchestration and many more.

We offer two complementary products that address the wide spectrum of composite applications.

iBOLT Business Integration Suite, is a flow oriented composite applications toolset, delivering a comprehensive, business-driven integration framework that empowers enterprises to dramatically improve business performance.  iBOLT enables customers to easily design, develop and deploy automated business processes, including BPM and business activity monitoring.  Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast enterprise application integration, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction.

eDeveloper is an interactive composite applications toolset, delivering an extremely productive, state-of-the-art technology for developing and deploying web and client/server applications across and beyond the enterprise.  eDeveloper automates the mundane repetitive tasks of the software development cycle, drastically shortening the process, reducing project risk and minimizing human errors.

During the last two years we have developed a new version of eDeveloper, version ten (V10).  In May 2005, we provided a beta version to selected customers for testing.  The same version was also previewed by the CRN Test Center and received the “CRN Recommended” label.  In March 2006, we performed a controlled and limited release of eDeveloper V10.

This new version of the eDeveloper V10, which highlights SOA architecture, provides enhanced support in industry standards, improved functionality and a composite application development environment. The new version of eDeveloper further enhances our position as provider of service oriented development of applications (SODA) technology and the feature set provided by our entire product line (iBOLT and eDeveloper) fully complies with the prevailing industry requirements of a comprehensive composite applications and SOA platform. Gartner, a leading global information technology industry research and analyst firm, defines an integrated services environment, or ISE, as an integrated development platform or framework that is focused on developing applications using a composite (assemble-first) metaphor based on SOA and process centricity through a lightweight BPM.  According to Gartner, ISEs should have a productivity layer that makes developers more productive through hiding complexity (such as frameworks or prepackaged functions), automation (or code-generation or parameterization), and simplification (such as visual modeling), and forms the basic value proposition of an ISE.  Gartner further describes ISE as intended to be used by developers and business analysts alike together, but is targeted at process-centric developers.  Through these products, the focus of the user shifts from writing code to assembling and managing business processes.  Through these processes, flexible business solutions can be assembled or composed.  Recently, Gartner recognized us as a visionary ISE vendor.

Our technology, comprising both iBOLT and eDeveloper, is a comprehensive and proven ISE in the market.  It can be applied to the full range of software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives.  Unlike most competing ISEs, we offer a coherent and unified toolset stemming from the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

Magic Software Vertical Solutions

Some of our subsidiaries develop, market, and support vertical applications, including long-term care, criminal justice, and multi-facility car and truck rental management solutions.

Advanced Answers on Demand Holding Corporation, our wholly-owned subsidiary, develops and markets application software targeted at the long-term care industry.  Its comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

CarPro Systems Ltd., in which we have a 90.48% interest, develops, markets and sells CarPro™, a solution that includes more than 90% of the functions usually required by multi-facility car and truck rental companies worldwide.  CarPro can manage such varied functions as purchasing and selling vehicles, reservations management, leasing and rental arrangements, and fleet control and management.

Nextstep Infotech PVT. Ltd., our 40% held subsidiary, develops and markets Cheq Mate™, a banking application that provides most of the functionality required to run a retail bank branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

CoreTech Consulting Group LLC, our wholly owned subsidiary, is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

Hermes Logistics Technologies Ltd., (formerly Magic eCargo), our wholly-owned subsidiary, develops and markets a comprehensive solution for cargo handling and inventory control that is designed to increase productivity, improve efficiency, and reduce costs.  Hermes handles many aspects of a cargo operation including inventory control, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance departure control systems, interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of billing and collecting fees.

Magic BMS Informatikai Kft., our 19.9% held subsidiary, develops, markets and supports its own enterprise resource planning, or ERP, product, for medium sized companies.  Among the company’s customers are production and wholesale companies, including Sunbooks Kft., the largest book wholesale company in Hungary that operates solely on the web.

Services

Professional Services.  We provide a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications.  We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design.  Consulting services are aimed at both generating additional revenues and ensuring successful implementation of eDeveloper and iBOLT projects through knowledge transfer.  Our consultants provide a value-added service on large development projects supporting existing teams in the design or implementation cycle, and maximizing the utilization of resources in large development environments.  Our consultants help developers design prototype applications.  Program components written by our consultants may also be added onto existing programs or programs in development.  We also offer consulting services in rapid prototyping, multi-platform integration and migration to more efficient environments. Specialized consultants are also available to assist customers in all facets of migration from host character-based applications to distributed and Internet applications.

Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework.  Over the last several years, we have built upon our established global presence to form joint ventures with our Magic solution providers that use our technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.  We promote these solutions and help tailor them to enterprises.  An integration of the acquired technology from a particular market sector with local expertise has proven to both save time and enable us to build solutions that better meet our customers’ needs.

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

We offer an online support system for the Magic community in the United States and Canada, which provides members of the Magic community with the ability to instantaneously enter, confirm and track support requests via the Internet.  Magic eService was implemented by our technical support organization as a virtual support center which provides support to Magic solution providers and end-users worldwide.

Training.  We conduct formal and organized training through our Magic University. Magic University staff members have developed several courses, pertaining to our principal products including our eDeveloper and iBOLT.  Each of these courses includes trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location.  The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

Magic University also assists our professional services managers in designing and implementing custom-made client-site courses. These courses are conducted by certified instructors who are either our employees or employees of our distributors.  In addition, we have been utilizing web-based training and demos more frequently for our employee training and customer demos.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	In thousands

Software sales	$ 26,989	$ 28,022	$ 25,103
Maintenance and technical support	10,853	12,555	14,376
Consulting services	25,548	24,590	21,511

Total revenues	$ 63,390	$ 65,167	$ 60,990

	Year ended December 31,
	2003	2004	2005
	In thousands

Israel	$ 3,643	$ 3,354	$ 4,013
Europe	24,934	25,698	23,186
United States.	21,050	21,090	20,435
Japan	9,444	11,450	10,107
Other	4,319	3,575	3,249

Total revenues	$ 63,390	$ 65,167	$ 60,990

Industries that are significantly represented in our Magic community base include finance, retail, media, telecommunications, logistics, health care, manufacturing and government agencies.  Our eDeveloper technology is used by a wide variety of developers that can be generally divided into two distinct segments: those performing in-house development (corporate IT departments) and Magic solution providers that use our technology to develop solutions for their customers.  Magic solution providers include large system integrators that use our eDeveloper technology in large customized system projects and smaller independent developers that use our technology to perform development work for small to medium sized business clients. Magic solution providers that are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

Among the thousands of end-users running their business systems with our technology are the following: Adidas-Solomon, Allstate, Athlon Group, Burger King, Chase Manhattan Bank, Club Med, Compass Group PLC, Deka Bank, Euroclear, Fiat, Financial Times, GAP, Hitachi, John Menzies, Kodak, Marconi Mobile, NEC, Merrill Lynch, Matsushita, McKesson HBOC, Minolta, Nestle Nespresso, Nintendo, Philip Morris, the State of Washington, Vodafone, the United Nations and Victorinox.

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

Direct Sales.  We maintain a direct sales force that pursues local accounts and software solution providers (value added-resellers, or VARs).  They carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle.  At March 19, 2006, we had approximately 32 sales personnel and also a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support most of these sales persons.  Sales efforts are targeted at large enterprises performing internal application development and Magic solution providers that use our technology to develop solutions for their customers.  We also employ an in-house and external telesales staff to sell to prospect accounts and to generate and qualify leads.

Indirect Sales.  We are currently developing an indirect sales channel for iBOLT, the iBOLT channel, through system integrators, consultancies and service providers.  In 2005, we dedicated three full time positions to develop this channel and by the end of the year we entered into agreements with approximately 100 entities, and generated revenue of close to $1 million from iBOLT sales.  We are augmenting our iBOLT channel team in 2006 and expect our revenues to increase as a result of the growth of this channel.

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

Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of Internet-based Webcasts, exhibitions, advertising and public relations, attendance at trade shows and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars.  We also devote substantial efforts to marketing our products on the Internet.  We regularly advertise our products in prominent trade publications.  These activities are intended both to maintain the general public awareness of the products and to generate sales leads.  We participate in many major industry trade shows and fairs worldwide.  We conduct distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.  These events are conducted approximately once a year.

In order to foster improved relationships with our iBOLT channel partners, we periodically sponsor local events and other marketing programs and activities.  On our corporate Internet site, we host an online solutions directory which highlights applications developed by our Magic solution providers, and an information sharing section which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences.  The Magic eNewsletter, an online publication that was developed as a public relations activity, is produced periodically and distributed to the Magic community and to potential customers.  It includes articles that highlight our Magic solution providers.

Strategic Alliances

The important strategic alliances formed by us to date include:

SAP. In 2004, we entered into a partnership with SAP that focused on providing a special edition of iBOLT as a collaboration platform for the SAP Business One product.  While the agreement was signed between MSE Inc. and SAP America, the cooperation took place worldwide, in all the locations where the SAP Business One product has a significant presence.  Our cooperation model was gradually introduced to the regional management for the SAP Business One product, who help us qualify and approach SAP business partners.  We offer these partners the opportunity to resell and implement the iBOLT Special Edition in conjunction with the SAP Business One product.  This activity started in the last quarter of 2004 in the United States on a trial basis.  In January 2005, we launched iBOLT Special Edition for the SAP Business One product, and since then our joint activities have expanded and intensified worldwide.  The SAP community accepted iBOLT with enthusiasm and we were awarded by SAP the ISV Partner Leadership in Innovation 2005 award for embodying SAP’s applistructure idea and bringing it to the market with the SAP Business One product.  In addition, in February 2006 we received initial approval for a global ISV agreement with SAP AG.  We expect that the agreement will be signed in the near future.

In addition to the direct economic impact of iBOLT sales, we are experiencing the following benefits that arise from our partnership with SAP: (i) recognition and validation of our technology as a mainstream player in the business integration and composite application development domains; (ii) privileged access to a pre-qualified partner community that can also employ iBOLT in non-SAP related projects; and (iii) revitalization of our Magic solution providers community, by offering them access to the SAP Partner Program and branding of their existing applications.

IBM.  During 2005, we continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software.  In the past, we have received the highest approval rating from IBM Alliance Shareholder/400 technical teams in Rochester for our adherence to IBM’s e-business framework.  The “Level Four” certification granted to us from IBM signifies that we are able to demonstrate our support for several different servers using standards established by IBM.  This accomplishment helps foster our continued business relationship with IBM throughout the world.  IBM has also awarded us with its ServerProven® certification for our eDeveloper product following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs.

Magic Software Japan K.K. has an original equipment manufacturer, or OEM, agreement with IBM Japan for the sale of IBM’s DB2 UDB.  The product fits very well with Magic Software Japan K.K.’s market, supports Linux, UNIX, Windows and IBM business servers (eServer, iSeries) and is widely accepted as a standard of SQL (structured query language).  IBM Japan’s interest was fueled by Magic Software Japan K.K.’s strong experience in the midrange market.

W4.  In 2005, we signed a series of agreements with W4, a leading European provider of BPM software for human resources related processes.  W4’s BPM technology has over nine years of proven use by more than 260 public and private organizations worldwide, from various sectors, including banking, insurance, administration, industry, public services and telecommunications.  W4 has embedded iBOLT into its BPM platform, W4 BPMSuite V6, which was launched in December 2005. We have added the W4 BPM engine to our extensive list of components, which enables iBOLT developers to seamlessly integrate human resources related activities as a component of any composite applications developed with the iBOLT Integration Suite.

IDS Scheer.  We have a marketing partnership with IDS Scheer, a world leader in business process modeling and monitoring software.  This partnership complements and extends iBOLT in the areas of process modeling and process performance management, and provides IDS Sheer with a powerful technology (iBOLT) to enable their ARIS PPM product, especially in the small to medium business markets.  PPM is a new alternative to business intelligence, which is, according to leading market research, expected to be one of the top growth markets for the next few years.

Pervasive Software.  We have an OEM agreement with Pervasive Software to develop and market a bundled product comprised of Pervasive’s Scalable SQL (structured query language) database engines and our eDeveloper technology.  The alliance provides for joint technical development and product integration channel development programs.

iWay Software.  During 2003, we initiated a partnership with iWay Software to provide intelligent, prepackaged adapters for the iBOLT Integration Suite.  iWay Software is an information builder company and a leading adapter vendor, engaged in acceleration of business integration. The availability of over 250 iWay Software adapters to the iBOLT Integration Suite enables organizations to connect to virtually any packaged application, mainframe and legacy system, traditional database, and to external data sources.  iWay Software adapters interface seamlessly into the iBOLT environment without requiring complex coding or application modifications.  The combination of iBOLT and iWay Software adapters allows enterprises to integrate their disparate proprietary applications and middleware, while supporting emerging messaging and business standards.  This agreement expands our ability to deliver comprehensive cost-effective business integration solutions to our customers.

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

With the introduction of eDeveloper V10 in early 2006, we are further shifting our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the service oriented architecture market, which we entered with iBOLT.  This change was recognized by industry analyst firms like Gartner and Forrster Research. Our current list of competitors includes IBM, BEA, Microsoft, webMethods, TIBCO, Sun (SeeBeyond), Oracle, SAP, Computer Associates, Broadvision, FileNet, Progress, Pegasystems, Ultimus, Appian, ClearNova, Unify, GT Software, OutSystems, Bowstreet, Cordys, Above All, Agentis, and Skyway.

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

We provide our products to customers under a non-exclusive, non-transferable license. Usually, we have not required end-users of our products to sign license agreements.  However, in some accounts license agreements are required to be signed by the end-users. Generally, a “shrink wrap” license agreement is included in the product packaging, which explains that by opening the package seal, the user is agreeing to the terms contained therein.  It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks.  We have obtained trademark registrations in Africa, Austria, Australia, Bulgaria, Canada, Chile, China, Czech Republic, France, Germany, Hungary, Israel, Italy, Luxembourg, the Netherlands, Poland, Portugal, Romania, Slovakia, South Spain, Switzerland, Thailand, the United Kingdom and the United States.  The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.  Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services.  We do not believe that patent laws are a significant source of protection for our products.  We have registered a copyright for our software in the United States and Japan.  Also, we have registered copyrights for some of our manuals in the United States and have acquired an International Standard Book Number (ISBN) for some of our manuals.  Our copyrights expire 70 years from date of first publication.

Since the software industry is characterized by rapid technological changes, the policing of the unauthorized use of software is a difficult task and software piracy is expected to continue to be a persistent problem for the packaged software industry.  As there can be no assurance that the above-mentioned means of legal protection will be effective against piracy of our products, and since policing unauthorized use of software is difficult, software piracy can be expected to be a persistent potential problem.

We believe that because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

A.

ORGANIZATIONAL STRUCTURE

We are a member of the Formula Systems (1985) Ltd. (NASDAQ: FORTY), or Formula Systems, group.  Formula Systems is an international IT company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.  In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market.  Formula Systems, an Israeli corporation, beneficially owns a 50.19% equity interest in our ordinary shares.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	United States	100%
CoreTech Consulting Group, LLC	United States	100%
CoreTech Consulting Group, Inc.	United States	100%
MSE Holdings, Inc.	United States	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	90.48%
Advanced Answers on Demand Holding Corporation	United States	100%
Nextstep Infotech Prt. Ltd.	India	40%
Magic BMS Informatikai Kft.	Hungary	19.9%

B.

PROPERTY, PLANTS AND EQUIPMENT

Facilities

Our headquarters and principal administrative, finance, sales, marketing and research and development operations are located in an office building of approximately 38,590 square feet that we own in Or Yehuda, Israel, a suburb of Tel Aviv.  The building was constructed on a parcel of land leased from the Israel Land Authority.  The lease expires in 2040 and can be renewed for an additional period of 49 years.

Our Hungarian subsidiary owns a 4,754 square foot office in Budapest, Hungary.

Our U.S. subsidiaries lease approximately 23,261 square feet of office space in Laguna Hills, California; King of Prussia, Pennsylvania; and Fort Lauderdale, Florida.  In addition, our subsidiaries also lease office space aggregating approximately 31,731 square feet in Paris, France; Munich, Germany; Pune, India; Bangalore, India; Milan, Italy; Tokyo, Japan; Houten, the Netherlands, and Bracknell, United Kingdom.

In the year ended December 31, 2005, we invested $779,000 in capital assets, mainly in computers and peripheral equipment.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.

RESULTS OF OPERATIONS

The following discussion of our results of operations should be read together with our consolidated financial statements and the related notes, which appear elsewhere in this annual report.  The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements.  Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

Background

We develop, market and support software development, deployment and integration technologies and business solutions that enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.   We were incorporated under the laws of Israel in February 1983.  We have 18 wholly owned subsidiaries and one controlled subsidiary, incorporated in the United States, Europe, Asia and Israel.  Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products.  One of our subsidiaries provides software consulting services.  Our ordinary shares are traded on the NASDAQ National Market under the symbol “MGIC” and on the Tel Aviv Stock Exchange.

Overview

We develop, market and support our software development and deployment technology called eDeveloper, and technology for business integration and process management called iBOLT.  Our technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs.  Our technology and applications based on our technology are used by software solution providers and thousands of enterprises in approximately 50 countries. We refer to these vendors and enterprises as the Magic community.  We also provide maintenance and technical support as well as professional services to the Magic community.

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

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.  All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.  Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52.  The majority of our sales are made outside Israel and a substantial part of them are in dollars.  In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Discussion of Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our financial statements.  The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and the related footnotes.  Actual results may differ from these estimates.  To facilitate the understanding of our business activities, certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management's subjective judgments are described below.  We base our judgments on our experience and various assumptions that we believe are reasonable.

Revenue Recognition

To date, we have derived our revenues from licensing the rights to use our software, maintenance and technical support and providing professional services.  We sell our products primarily through our direct sales force and indirectly through distributors.

We account for software sales in accordance with Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition,”  as amended by Statement of Position 98-9, “Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions,” or SOP No. 97-2.  Revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and (iv) collection is probable.

SOP No. 97-2 generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence, or VSOE, of fair value. Revenue is recognized under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met, as described above.  The VSOE of fair value of the undelivered elements included in multiple element arrangement (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

Revenue from license fees is recognized when persuasive evidence of an agreement exists, delivery of the product has occurred, no significant obligations with regard to implementation remain, the fee is fixed or determinable, and collectibility is probable.  We do not generally grant a right of return to our customers. When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Maintenance and technical support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. Revenue from consulting services consists of billable hours for services provided, and is recognized as the services are rendered.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting based on Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts," or SOP 81-1, on a percentage of completion method based on input measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2005, no such estimated losses were identified.

When consulting services are not considered essential, the revenue allocable to the consulting services is recognized as the services are performed.  In most cases to date, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Other Intangible Assets

 Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.  Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of an average of five years.

Certain software development costs are capitalized subsequent to the establishment of technological feasibility in accordance with SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."  Based on our product development process and that of our subsidiaries, technological feasibility is established upon completion of a detailed program design.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Significant costs incurred by us and our subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years).  We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.  As of December 31, 2005, no impairment losses have been identified.

Goodwill

Goodwill and intangible assets with an identifiable useful life are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” or SFAS No. 142."  We conduct our annual test of impairment for goodwill in December of each year.  In addition we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset might be impaired.  Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period and our market capitalization relative to net book value.

We have three reporting units.  Goodwill attributable to each of the reporting unit is measured separately. The first step of the goodwill impairment test compares the carrying value of each reporting unit with its fair value on that date. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2005.

Impairment of long-lived assets

We review our long-lived assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the future undiscounted cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment losses have been identified.

Marketable Securities

We account for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS No. 115.  Our management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date.  Debt securities are classified as available for sale and reported at fair value.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity.  Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. As of December 31, 2005, the unrealized losses in our investments in available-for-sale marketable securities were caused by interest rate increases and the devaluation of the Euro.  We believe that we have the ability to hold our current marketable securities until they recover.  We expect that our marketable securities will not be exercised at a price less than the amortized cost of our investment.  Based on our intent to hold our marketable securities until they recover and the partial recovery of the securities' market during the first quarter of 2006, no impairment has been identified as of December 31, 2005.

Recently Issued Accounting Standards

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4," or SFAS No. 151.  SFAS No. 151 amends Accounting Research Bulletin, No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005.  We do not expect that the adoption of SFAS No. 151 will have a material effect on our financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29," or SFAS 153.  The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions," or APB 29, is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  APB 29 included certain exceptions to that principle.  SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005.  We do not expect that the adoption of SFAS 153 will have a material effect on our financial position or results of operations.

On December 16, 2004, the FASB issued Statement No. 123 (revised 2004), "Share-Based Payment," or SFAS 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation," or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123.  However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. SFAS 123(R) became effective for us in the first fiscal year beginning after January 1, 2006. The impact of the adoption of SFAS 123(R) with respect to future grants cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in the last three fiscal years with respect to previous grants, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net income (loss) and net earnings (loss) per share in Note 2u to our consolidated financial statements.

In March 2005, the Securities and Exchange Commission, or SEC, released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment," or SAB 107.  SAB 107 provides the SEC staff's position regarding the application of Standard 123(R) and contains interpretive guidance related to the interaction between Standard 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

Significant Expenses

Cost of Revenues.  Cost of revenues for software sales consist primarily of software production costs royalties and licenses payable to third parties, as well as amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses and other related costs.

Research and Development Expenses, Net.  Research and development costs consist primarily of salaries of employees engaged in on-going research and development activities and other related expenses. The capitalization of software development costs is applied as reductions to gross research and development costs to calculate net research and development expenses.

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2003	2004	2005
	(U.S. dollars in thousands)
Gross research and development costs	$7,086	$7,317	$7,642
Less capitalization of software development costs	(2,311)	(3,472)	(3,909)
Research and development expenses, net	$4,775	$ 3,845	$3,733

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

The following table presents selected consolidated statement of operations data for the periods indicated:

	Year ended December 31,
	2003	2004	2005
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$19,712	$20,614	$16,803
Applications	7,277	7,408	8,300
Maintenance and technical support	10,853	12,555	14,376
Consulting services	25,548	24,590	21,511
Total revenues	63,390	65,167	60,990
Cost of revenues:
Software	3,943	4,742	4,412
Applications	1,162	1,720	4,071
Maintenance and technical support	2,580	3,199	2,679
Consulting services	16,454	15,818	15,514
Total cost of revenues	24,139	25,479	26,676
Gross profit	39,251	39,688	34,314
Operating expenses:
Research and development, net	4,775	3,845	3,733
Sales and marketing, net	15,138	17,157	18,510
General and administrative	15,676	15,384	16,332
Total operating expenses	35,589	36,386	38,575
Operating income (loss)	3,662	3,302	(4,261)
Financial income (expenses), net	307	912	(811)
Other income (expenses)	(42)	-	1,169
Income (loss) before taxes on income	3,927	4,214	(3,903)
Income taxes	230	281	491
	3,697	3,933	(4,394)
Equity in earnings (losses) of affiliates	(36)	79	19
Minority interest in losses (earnings) of consolidated subsidiaries	(594)	78	(232)
Net income (loss)	$3,067	$4,090	$(4,607)
Basic earnings (loss) per share	$(0.10)	$ 0.13	$(0.15)
Diluted earnings (loss) per share	$(0.10)	$ 0.13	$(0.15)
Shares used to compute basic earnings (loss) per share	29,624	31,029	31,124
Shares used to compute diluted earnings (loss) per share	29,909	32,426	31,124

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2003	2004	2005
Revenues:
Software	31.1%	31.6%	27.5%
Applications	11.5	11.4	13.6
Maintenance and technical support	17.1	19.3	23.6
Consulting services	40.3	37.7	35.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	6.2	7.3	7.2
Applications	1.8	2.6	6.7
Maintenance and technical support	4.1	4.9	4.4
Consulting services	26.0	24.3	25.4
Total cost of revenues	38.1	39.1	43.7
Gross profit	61.9	60.9	56.3
Operating expenses:
Research and development, net	7.5	5.9	6.1
Selling and marketing, net	23.9	26.3	30.3
General and administrative	24.7	23.6	26.8
Total operating expenses	56.1	55.8	63.2
Operating income (loss)	5.8	5.1	(7.0)
Other income (expenses)	(0.1)	-	1.9
Financial income (expenses), net	(0.5)	(1.4)	(1.3)
Income (loss) before taxes on income	6.2	6.5	(6.4)
Income taxes	0.4	0.4	0.8
Equity in earnings (losses) of affiliates	(0.1)	0.1	0.0
Minority interest in (earnings) losses of consolidated subsidiaries	(0.9)	0.1	(0.4)
Net income (loss)	4.8%	6.3%	)7.6%)

Year Ended December 31, 2005 Compared With Year Ended December 31, 2004

Revenues.  Total revenues decreased by 6% to $61.0 million in 2005 from $65.2 million in the year ended December 31, 2004.  Software sales decreased by 18% to $16.8 million in the year ended December 31, 2005 from $20.6 million in the year ended December 31, 2004.  Revenues from maintenance and technical support increased by 14% to $14.37 million in the year ended December 31, 2005 from $12.6 million in the year ended December 31, 2004, as a result of our entering into maintenance and support contracts with more customers in 2005.  Revenues from professional services decreased by 13% to $21.5 million in the year ended December 31, 2005 from $24.6 million in the year ended December 31, 2004, as a result of our long term strategy to gradually reduce our revenues from professional services by using third parties to deliver projects.  We expect that our total revenues will moderately increase in 2006.

Cost of Revenues.  Cost of revenues increased by 5% to $26.7 million in the year ended December 31, 2005 from $25.5 million in the year ended December 31, 2004.  Cost of revenues for software sales decreased by 6% to $4.4 million in the year ended December 31, 2005 from $4.7 million in the year ended December 31, 2004.  Cost of revenues for applications increased by 141% to $4.1 million in the year ended December 31, 2005 from $1.7 million in the year ended December 31, 2004, partly as a result of an increase in our application revenues and ower margins in some sales made in 2005.  Cost of revenues for maintenance and technical support decreased by 16% to $2.7 million in the year ended December 31, 2005 from $3.2 million in the year ended December 31, 2004.  Cost of revenues for professional services decreased by 2% to $15.5 million in the year ended December 31, 2005 from $15.8 million in the year ended December 31, 2004, primarily due to the decrease in our revenues from professional services.  We expect that our cost of revenues will slightly increase in 2006, in accordance with the increase in revenues.

Gross Profit.  Gross profit decreased by 14% to $34.3 in the year ended December 31, 2005 from $39.7 million in the year ended December 31, 2004.  Our gross margin (gross profit as a percentage of total revenues) on software sales decreased to 56% in the year ended December 31, 2005 from 61% in the year ended December 31, 2004.  Our gross margin on applications decreased to 51% in the year ended December 31, 2005 from 77% in the year ended December 31, 2004, principally as a result of an increase in third party applications in 2005, which increased our costs, as well as lower revenues in 2005 compared to 2004, while a portion of the expenses remained at the 2004 level.  Our gross margin on maintenance and technical support increased to 81% in the year ended December 31, 2005 compared to 75% in the year ended December 31, 2004, and our gross margin on professional services decreased to 28% in the year ended December 31, 2005, compared to 36% in the year ended December 31, 2005.

Research and Development Expenses, Net.  Total research and development expenses increased by 4% to $7.6 million in the year ended December 31, 2005 from $7.3 million in the year ended December 31, 2004.  Net research and development expenses decreased by 3% to $3.7 million in the year ended December 31, 2005 from $3.8 million in the year ended December 31, 2004.  In 2005, we capitalized $3.9 million of software development costs, as compared to $3.5 million capitalized in 2004.  The increase in total research and development expenses in 2005 was due to work performed in connection with the expected release of eDeveloper version 10 in 2006 as well as our new version of iBOLT.  Net research and development expenses as a percentage of revenues increased to 6.1% in the year ended December 31, 2005 from 6% in the year ended December 31, 2004.  We do not expect a material change in our net research and development expenses as percentage of our revenues in 2006.

Selling and Marketing Expenses, Net.  Selling and marketing expenses increased by 8% to $18.5 million in the year ended December 31, 2005 from $17.2 million in the year ended December 31, 2004 reflecting the growth of our marketing activities for both our eDeveloper and iBOLT products. Selling and marketing expenses as a percentage of revenues increased to 30.3% in the year ended December 31, 2005 from 26.3% in the year ended December 31, 2004, due to increased marketing activities for both our eDeveloper and iBolt products and a decrease in revenues in 2005 compared to 2004.  We do not expect a material change in our selling and marketing expenses as percentage of our revenues in 2006.

General and Administrative Expenses.  General and administrative expenses increased by 6% to $16.3 million in the year ended December 31, 2005 from $15.4 million in the year ended December 31, 2004.

Other Income. We recorded a net income of $1,169 in 2005 relating to life insurance that we received following the death of Mr. Barry Scutillo, the former chief executive officer of our subsidiary Advanced Answers On Demand Holding Corporation in June 2004.  We did not have any other income in 2004.

Financial Income (Expenses) Net.  Our financial expenses were $0.8 million in the year ended December 31, 2005 compared to financial income of $0.9 million in the year ended December 31, 2004.  This was due to the devaluation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar.

Income Taxes.  We incurred income taxes of $0.5 million in the year ended December 31, 2005, out of which $0.1 million is attributable to prior years, and $0.4 million were incurred in 2005.  These taxes are primarily attributable to taxes accrued in the United States and Israel.

Equity in Gains (Losses) of Affiliates.  In the year ended December 31, 2005, we recognized a gain of $0.02 million, while we recognized a gain of $0.08 million in the year ended December 31, 2004.

Minority Interest in Profits (Losses) of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders’ share of the profits (losses) of some of certain majority owned subsidiaries.  In the year ended December 31, 2005, we recognized a loss of ($0.2) million as compared to income of $0.08 million in the year ended December 31, 2004.

Year Ended December 31, 2004 Compared With Year Ended December 31, 2003

Revenues.  Total revenues increased by 3% to $65.2 million in the year ended December 31, 2004 from $63.4 million in the year ended December 31, 2003.  Software sales increased by 5% to $20.6 million in the year ended December 31, 2004 from $19.7 million in the year ended December 31, 2003.  This increase was principally attributable to an increase in iBOLT license sales.  Revenues from applications increased slightly to $7.4 million in the year ended December 31, 2004 from $7.3 million in the year ended December 31, 2003.  Revenues from maintenance and technical support increased by 16% to $12.6 million in the year ended December 31, 2004, from $10.9 million in the year ended December 31, 2003 as a result of new plans for total customer care introduced during the year ended December 31, 2004.  Revenues from professional services decreased by 4% to $24.6 million in the year ended December 31, 2004 from $25.5 million in the year ended December 31, 2003, reflecting a reduction in demand for such services.

Cost of Revenues.  Cost of revenues increased by 6% to $25.5 million in the year ended December 31, 2004 from $24.1 million in the year ended December 31, 2003.  Cost of revenues for software sales increased by 21% to $4.7 million in the year ended December 31, 2004 from $3.9 million in the year ended December 31, 2003.  This increase was partly due to higher amortization costs related to capitalized research and development.  Cost of revenues for applications increased by 42% to $1.7 million in the year ended December 31, 2004 from $1.2 million in the year ended December 31, 2003, principally as a result of a change in our product mix, with an increase in 2004 of sales of products having lower gross margins.  Cost of revenues for maintenance and technical support increased by 23% to $3.2 million in the year ended December 31, 2004 from $2.6 million in the year ended December 31, 2003.  Cost of revenues for professional services decreased by 4% to $15.8 million in the year ended December 31, 2004 from $16.4 million in the year ended December 31, 2003.  The decrease was attributable to our lower professional services revenues in the year ended December 31, 2004 compared to the year ended December 31, 2003.

Gross Profit.  Gross profit increased slightly by 1% to $39.7 million in the year ended December 31, 2004 from $39.3 million in the year ended December 31, 2003.  Our gross margin (gross profit as a percentage of total revenues) on software sales decreased to 77% in the year ended December 31,  2004 from 80% in the year ended December 31, 2003.  Our gross margin on applications decreased to 77% in the year ended December 31, 2004 from 84% in the year ended December 31, 2003 principally as a result of a change in our product mix.  Our gross margin on maintenance and technical support decreased slightly to 75% in the year ended December 31, 2004 compared to 76% in the year ended December 31, 2003, and our gross margin on professional services remained at 36% in the year ended December 31, 2004, the same as in the year ended December 31, 2003.

Research and Development Expenses, Net.  Total research and development expenses increased by 3% to $7.3 million in the year ended December 31, 2004 from $7.1 million in the year ended December 31, 2003.  Net research and development expenses decreased by 21% to $3.8 million in the year ended December 31, 2004 from $4.8 million in the year ended December 31, 2003.  In the year ended December 31, 2004 we capitalized $3.48 million of software development costs, as compared to $2.3 million capitalized in the year ended December 31, 2003.  The increase was due to higher capitalization cost related to the eDeveloper product line, since a major version was being developed during 2005, as well as the iBOLT and Hermes products.  On December 31, 2004, we employed 149 persons in research and development, of which 61 persons were in Israel, 68 persons were based in our research and development facility in India and the rest in Japan and the United States.  Net research and development expenses as a percentage of revenues decreased to 6% in the year ended December 31, 2004 from 8% in the year ended December 31, 2003.

Selling and Marketing Expenses, Net.  Selling and marketing expenses increased by 14% to $17.2 million in the year ended December 31, 2004 from $15.1 million in the year ended December 31, 2003 reflecting the overall growth in our the year ended December 31, 2004 revenues and investments in the introduction of the new iBOLT product.  Selling and marketing expenses as a percentage of revenues increased slightly to 26% in the year ended December 31, 2004 from 24% in the year ended December 31, 2003.

General and Administrative Expenses.  General and administrative expenses decreased slightly by 2% to $15.4 million in the year ended December 31, 2004 from $15.7 million in the year ended December 31, 2003.

Financial Income, Net.  Our financial income increased to $0.9 million in the year ended December 31, 2004 from $0.3 million in the year ended December 31, 2003, principally as a result of the devaluation of the dollar against the Euro and the Yen.

Income Taxes.  We incurred income taxes of $0.3 million in the year ended December 31, 2004, out of which $0.1 million were incurred in prior years, and $0.2 million were incurred in 2004.  These taxes are primarily attributable to taxes accrued in the United States and Israel.

Equity in Gains (Losses) of Affiliates.  In the year ended December 31, 2004, we recognized a gain of $0.08 million, while we recognized a loss of $0.04 million in the year ended December 31, 2003.

Minority Interest in Profits (Losses) of Consolidated Subsidiaries.  Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders’ share of the profits (losses) of some of our majority owned subsidiaries.  In the year ended December 31, 2004, we recognized income of $0.08 million as compared to expenses of $0.59 million in the year ended December 31, 2003.

Quarterly Results of Operations

The following tables set forth unaudited quarterly results of operations in U.S. dollars and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2005.  We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated.  The results of operations for any quarter are not necessarily indicative of results for any future periods.

	Three months ended
	Mar. 31, 2004	June 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sep. 30, 2005	Dec. 31, 2005
	(U.S. dollars in thousands)
Revenues:
Software	$5,461	$ 5,481	$4,712	$4,960	$4,870	$4,408	$3,798	$3,727
Applications	1,664	1,778	1,317	2,649	2,207	1,894	2,196	2,003
Maintenance and technical support	2,795	3,070	3,213	3,477	3,546	3,858	3,607	3,365
Consulting services	6,534	6,338	5,773	5,945	4,881	5,542	5,167	5,921
Total revenues	16,454	16,667	15,015	17,031	15,504	15,702	14,768	15,016
Cost of revenues:
Software	1,247	1,099	1,113	1,282	761	1,273	1,042	1,336
Applications	620	416	197	487	747	911	1,145	1,268
Maintenance and technical support	803	892	698	806	873	740	585	481
Consulting services	3,769	4,074	3,704	4,271	3,797	3,821	3,729	4,167
Total cost of revenues	6,440	6,481	5,712	6,846	6,178	6,745	6,501	7,252
Gross profit	10,014	10,186	9,303	10,185	9,326	8,957	8,267	7,764
Operating expenses:
Research and development, net	1,205	869	736	1,035	1,054	953	826	900
Selling and marketing, net	4,351	4,451	3,897	4,459	4,845	4,867	4,188	4,610
General and administrative	3,865	3,971	3,758	3,789	3,822	4,142	4,470	3,898

Total operating expenses	9,421	9,291	8,391	9,283	9,721	9,962	9,484	9,408
Operating income (loss)	593	895	912	902	(395)	(1,005)	(1,217)	(1,644)
Financial income (expenses), net	(114)	(40)	44	1,023	)320)	(47)	(252)	(192)
Other income	-	-	-		1,169	-	-	-
Income (loss) before taxes on income	479	855	956	1,925	454	(1,052)	(1,469)	(1,836)
Income taxes	-	-	67	214	231	54	143	63
Equity in earnings (losses) of affiliates	- -	90	(17)	6	53	(2)	21	(53)
Minority interest in earnings (losses) of subsidiaries	(239)	31	126	5	112	52	29	39
Net income (loss)	$718	$914	$746	$1,712	$164	($1,160)	($1,620)	($1,991)

Three months ended
	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	Jun. 30, 2005	Sep. 30, 2005	Dec. 31, 2005
(As percentage of total revenues)
Revenues: Software	33.2%	32.9%	31.4%	29.1%	31.4%	28.1%	25.7%	24.8%
Applications	10.1%	10.7%	8.8%	15.6%	14.2%	12.1%	14.9%	13.3%
Maintenance and technical support	17.0%	18.4%	21.4%	20.4%	22.9%	24.5%	24.4%	22.4%
Consulting services	39.7%	38.0%	38.4%	34.9%	31.5%	35.3%	35.0%	39.5%
Total revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues: Software	7.6%	6.6%	7.4%	7.5%	4.9%	8.2%	7.1%	8.9%
Applications	3.8%	2.5%	1.3%	2.9%	4.8%	5.8%	7.8%	8.4%
Maintenance and technical support	4.9%	5.4%	4.6%	4.7%	5.6%	4.7%	4.0%	3.2%
Consulting services	22.8%	24.4%	24.7%	25.1%	24.5%	24.3%	25.3%	27.8%
Total cost of revenues	39.1%	38.9%	38.0%	40.2%	39.8%	43.0%	44.0%	48.3%
Gross profit	60.9%	61.1%	62.0%	59.8%	60.2%	57.0%	56.0%	51.7%
Operating expenses:
Research and development, net	7.3%	5.2%	4.9%	6.1%	6.8%	6.1%	5.6%	6.0%
Selling and marketing, net	26.4%	26.7%	26.0%	26.2%	31.3%	31.0%	28.4%	30.7%
General and administrative	23.6%	23.8%	25.0%	22.2%	24.7%	26.4%	30.3%	26.0%
Total operating expenses	57.3%	55.7%	55.9%	54.5%	62.7%	63.4%	64.2%	62.7%
Operating income (loss)	3.6%	5.4%	6.1%	5.3%	(2.5%)	(6.4%)	(8.2%)	(10.9%)
Financial income (expenses), net	(0.7)%	(0.3)%	0.3%	6.0%	(2.1%)	(0.3%)	(1.7%)	(1.3%)
Other income	-	-	-	-	7.5%	-	-	-
Income (loss) before taxes on income	2.9%	5.1%	6.4%	11.3%	2.9%	(6.7%)	(10.0%)	(12.2%)
Income taxes	- -	- -	0.4%	1.2%	1.5%	0.3%	1.0%	0.4%
Equity in earnings (losses) of affiliates	-	0.5%	(0.2)%	0.0%	0.3%	0.0%	0.1%	(0.4%)
Minority interest in losses (earnings) of subsidiaries	(1.5)%	0.1%	0.8%	0.0%	0.7%	0.3%	0.2%	0.3%
Net income (loss)	4.4%	5.5%	5.0%	10.1%	1.1%	(7.4%)	(11.0%)	(13.3%)

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

Seasonality

Our operating results are generally not characterized by a seasonal pattern.

Conditions in Israel

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in the State of Israel. Accordingly, we are directly affected by political, economic and military conditions in Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, and a significant downturn in the economic or financial condition of Israel.

Political Conditions

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Since September 2000, there has been a marked increase in violence, civil unrest and hostility, including armed clashes, between the State of Israel and the Palestinians, and acts of terror have been committed inside Israel and against Israeli targets in the West Bank and Gaza.  These developments have adversely affected the regional peace process, placed the Israeli economy under significant stress, and have negatively influenced Israel’s relationship with several Arab countries.  In August 2005, Israel evacuated all Israeli settlements in the Gaza Strip and four settlements in the West Bank.  In January 2006, Hamas won the elections in the Palestinian Authority and on March 28, 2006, elections to the Israeli parliament were held in Israel. The implications of these developments cannot at this time be foreseen.  Any future armed conflict, political instability or violence in the region may have a negative effect on our business condition, harm our results of operations and adversely affect our share price.

Furthermore, there are a number of countries that restrict business with Israel or Israeli companies.  Restrictive laws or policies of those countries directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.  No predictions can be made as to whether or when a final resolution of the area’s problems will be achieved or the nature thereof and to what extent the situation will impact Israel’s economic development or our operations.  In addition, some of our directors, executive officers and employees in Israel are obligated to annual reserve duty in the Israeli Defense Forces and are may be called for active duty under emergency circumstances at any time.  If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time.  Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service.  Any disruption in our operations could adversely affect our business.

To date, no executive officer or key employee has been recruited for military service for any significant time period.  Any further deterioration of the hostilities between Israel and the Palestinian Authority into a full-scale conflict might require more significant military reserve service by some of our employees, which may have a material adverse effect on our business.

Economic Conditions

In recent years Israel has been going through a period of recession in economic activity, resulting in low growth rates and growing unemployment.  Our operations could be adversely affected if the economic conditions in Israel continue to deteriorate.

Trade Agreements

Israel is a member of the United Nations, the International Monetary Fund, the International Bank for Reconstruction and Development and the International Finance Corporation.  Israel is a signatory to the General Agreement on Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members.  In addition, Israel has been granted preferences under the Generalized System of Preferences from the United States, Australia, and Canada.  These preferences allow Israel to export products covered by such programs either duty-free or at reduced tariffs.

Israel and the European Union Community concluded a Free Trade Agreement in July 1975 which confers certain advantages on Israeli exports to most European countries and obligates Israel to lower its tariffs on imports from these countries over a number of years.  In 1985, Israel and the United States entered into an agreement to establish a free trade area.  The free trade area has eliminated all tariff and specified non-tariff barriers on most trade between the two countries.  On January 1, 1993, an agreement between Israel and the European Free Trade Association, known as EFTA, which includes Austria, Finland, Iceland, Liechtenstein, Norway, Sweden and Switzerland, established a free-trade zone between Israel and the EFTA nations.  In November 1995, Israel entered into a new agreement with the European Union, which includes redefinition of rules of origin and other improvements, including providing for Israel to become a member of the research and technology programs of the European Union.  In recent years, Israel has established commercial and trade relations with a number of other nations, including China, India, Russia, Turkey and other nations in Eastern Europe and Asia.

Impact of Currency Fluctuations and of Inflation

Our financial statements are denominated in U.S. dollars. Nevertheless, a majority of our sales are made, and a majority of our expenses are incurred, in other currencies, particularly Euros, Japanese yen, NIS and the British pound.  We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable.  Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar could have a material adverse effect on our business, results of operations and financial condition by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies.

The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.  When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel.  Unless offset by a devaluation of the NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar-linked NIS for most of our sales, while we incur a portion of our expenses in NIS.

The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

Year ended December 31,	Israeli consumer price index	Israeli inflation rate %	Israeli devaluation rate %	Israeli inflation adjusted for devaluation %

2001	101.6	1.4	9.3	(7.8)
2002	108.2	6.5	7.3	(0.7)
2003	99.4	(8.1)	(9.2)	(7.6)
2004	100.6	1.2	(1.6)	2.8
2005	103.0	2.4	6.8	(4.4)

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

Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, with a historically declining trend in the value of the NIS, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Corporate Tax Rate

In 2005, Israeli companies were subject to income tax at the rate of 34% of taxable income.  However, eight investment programs at our facility in Or Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 commonly referred to as the Investment Law, and we are, therefore, eligible for some tax benefits.  Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%.  However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law. The amendment limits the scope of enterprises which may be approved by the Investment Center Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of the approved enterprise's income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the April 2005 amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the amendment will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the April 2005 amendment. As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, we did not generate income under the provision of the amended Investment Law.

As of December 31, 2005, our net operating loss carry-forwards for Israeli tax purposes was approximately $23.1 million and the net operating loss carry-forwards of our U.S. subsidiaries for U.S. tax purposes amounted to approximately $14.5 million.  Our U.S. net operating loss carry-forwards can be carried forward and offset against taxable income for 15 to 20 years and will expire in the years 2010 through 2025.  Under current Israeli tax laws, operating loss carry forwards do not expire, and are linked to the Israeli inflation rate and may be offset against future taxable income. Our subsidiaries in Europe and Japan have estimated total available tax loss carry-forward of $ 10,847 and $ 1,119, respectively, to offset against future taxable income for 15-20 years and 5 years, respectively.

Israeli companies are subject to “Company Tax” on their taxable income. The current applicable rate is 34%, which will be reduced to 31% in 2006, and will be further reduced to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.  However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

At the end of 2003, we received final tax assessments for the years 1997 to 2000, from the Israeli tax authorities and have appealed to the District Court of Tel Aviv with respect to such tax assessments.  As of March 2006, one open issue remains to be settled by the court (which management believes will result in a maximum tax payment of no more than $1.0 million), while all other issues were resolved with no additional taxes to be paid by us.  Since our management, based on the advice of its legal advisors, believes that the probability of an unfavorable outcome to our company on this matter is remote, no provision was provided in the financial statements in respect of this matter.

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

We expended approximately $1.1 million for capital expenditures in 2005 as compared to $1.0 in 2004, the majority of which was attributable to the purchase of computers, peripheral equipment and software.  We currently do not have significant capital spending or purchase commitments.  However, we anticipate a moderate increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

As of December 31, 2005, we had approximately $9.1 million in cash and cash equivalents and working capital of approximately $13.5 million as compared to $7.6 million in cash and cash equivalents and working capital of approximately $19.9 million at December 31, 2004.

Net cash resulting from operating activities was approximately $5.6 million in 2005 compared to $5.3 million in 2004.  These amounts were primarily attributable to our net profit in 2004 and the decrease in trade receivables in 2005.  Net cash used in investing activities was approximately $5.1 million in 2005 and $11.9 million in 2004, mainly a result of investments in fixed assets and capitalized software costs, as well as the purchase of marketable securities in 2004.  Net cash provided by financing activities was approximately $0.8 million in 2005, resulting mainly from an increase in our short term credit, as well as in 2004, resulting mainly from the exercise of stock options in the amount of $1.2 million.

In August 2005, we entered into an agreement with a third party financial institution under which we are entitled to utilize a credit facility of up to an aggregate $1,200,000, which will be available to us until December 31, 2006, the purpose of which is to fund our total commitments under an ERP (enterprise resource planning) project we entered into during 2005 with a number of companies that are engaged in the software and hardware businesses and the implementation of ERP projects.  Under the financing terms, we must repay amounts utilized under this facility plus 5.6%-6.6% interest in 36 monthly installments from the date of receipt of the funding.  To date, we have utilized an aggregate $405,000 of the available funding.  See “Item 7B. Major Shareholders and Related Party Transactions –  Related Party Transactions” regarding the involvement in this project of Matrix-One1 Ltd., a subsidiary of Matrix IT Ltd., a company held by our major shareholder, Formula Systems (1985) Ltd.

As of December 31, 2005, we used $1.7 million of our credit facility at the First International Bank of Israel Ltd. and $2.2 million of our credit facility at the HaPoalim Bank Ltd.  We currently have an unutilized credit line of approximately $0.5 million and $0.8 million at the First International Bank of Israel Ltd. and the HaPoalim Bank Ltd., respectively.  For the purpose of obtaining these credit lines and other services from these banks, we are required to comply with the following financial covenants:

•

our cash and cash equivalents and short term investment may not, at any time, be less than $6.5 million;

•

our shareholders' equity may not, at any time, be less than 45% of our total balance sheet and $36 million;

•

our total financial obligations (such as short and long term loans from banking institutions or commitments due to debentures) may not exceed $7 million and 10% of our total balance sheet; and

•

we may not pledge under any general floating charge, for any purpose, all or part of our assets in favor of any third party without receiving the prior written consent of First International Bank of Israel Ltd.

If we do not comply with all or part of these financial covenants, or upon the occurrence of certain events specified in the agreements with such banks, both of the banks will be entitled to request the immediate repayment of such credit lines.  As of December 31, 2005, we were in compliance our financial covenants.

Since our initial public officering, we have initiated a number of stock repurchase programs.  On November 3, 2004, our Board of Directors approved our most recent stock repurchase program for the repurchase of up to $2 million of our ordinary shares.  In 2005, we repurchased under this program 190,380 ordinary shares at an aggregate purchase price of $897,000, and through December 31, 2005, we had repurchased under this program an aggregate 364,200 ordinary shares at a total purchase price of $999,000.  We may continue this program during 2006 subject to, among other things, general market conditions and the market price of our ordinary shares, as well as the provisions of Israeli corporate law and U.S. securities law.

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

We believe our existing cash and cash equivalents will be sufficient to support our current operating plan at least through March 31, 2007; however, we have based this estimate on assumptions that may prove to be incorrect.  Therefore, if we do not generate sufficient cash from operations, we may be required to obtain additional financing.  Such financing may not be available in the future, or, if available, will be on terms satisfactory to us.

A.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Research and Development

The software industry is characterized by rapid technological change and is highly competitive with respect to timely product innovation.  We must maintain compatibility and competitiveness in the face of ongoing changes in industry standards.

We place considerable emphasis on research and development to improve and expand the functionality of our technology and to develop new applications.  We believe that our future success will depend upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis.  We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development.  We believe that internal development of our technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology.

During the three years ended December 31, 2005, we invested our resources in five main areas:

•

A new version of eDeveloper.  During the last two years we have developed a new version of eDevelope, version ten (V10), which highlights SOA architecture.  This new version of the eDeveloper provides enhanced support in industry standards, improved functionality and a composite application development environment.   In May 2005, we provided a beta version to selected customers for testing.  The same version was also previewed by the CRN Test Center and received the “CRN Recommended” label.  In March 2006, we performed a controlled and limited release of eDeveloper V10.

•

A new version of iBOLT.  iBOLT Version 2.5 was released in 2005.   The new version delivers enhanced heterogeneous environment support, an enhanced User Interface and a customizable framework to facilitate the tailoring of Special Editions of iBOLT for Enterprise Software Vendors.  It includes significant enhancements to the Data Mapper, a component that is being used for data transformation, further strengthening iBOLT’s out-of-the-box data transformation and integration capabilities.  These enhancements include direct support for Open DataBase Connectivity (ODBC), the capability to map data to HTML-type destinations and the ability to drag-and-drop elements to automatically create connections between sources and destinations. iBOLT 2.5 adds enhanced support for component development using the .NET framework, adding to the existing development options with JAVA IDE's and eDeveloper.

We are currently developing the next release of iBOLT, which we expect to release in the latter part of 2006.

•

iBOLT Special Edition for SAP Business One was released in 2005. The Special Edition of iBOLT, iBOLT SE, takes advantage of iBOLT’s scalability and modularity to offer ISV’s the opportunity to license iBOLT as their integration backbone. iBOLT SE for SAP Business One enables SAP Business One implementers to rapidly enhance their systems with a range of features, including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring. The iBOLT SE also opens SAP Business One to the large channel of existing Magic solution providers, allowing them to seamlessly integrate their existing solutions with SAP Business One, streamlining the process and reducing integration time.

•

We have continued to invest in the development of our unique browser client technology and the iBOLT portal capabilities.

•

In a lesser degree, we have continued to develop the Hermes software.  Hermes Release 3 incorporates new functionalities that will be deployed at major air cargo centers in Europe (such as Frankfurt and Amsterdam) in 2006.

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs.  We periodically release enhancements and upgrades to our core products.  In the years ended December 31, 2003, 2004 and 2005, we invested $7.1 million, $ 7.3 million and $7.6 million, respectively, in research and development.  Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe.

On December 31, 2005, we employed 149 employees in research and development activities, of which 72 persons were located in Israel, 54 persons in India, eight persons in Japan and 15 persons in the United States.  Our product development team includes technical writers who prepare user documentation for our products.  In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

A.

TREND INFORMATION

In 2006, we intend to continue our tight cost control in order to achieve the highest profitability possible.

See Item 5A. “Operating and Financial Review and Prospects - Results of Operation” for additional trend information.

B.

OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

A.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations and commercial commitments, including obligations of discontinued operations, as of December 31, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by Period (U.S. dollars in millions)
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$4.9	$1.8	$2.3	$0.8
Long-term debt obligations	--	--	--	--
Capital (finance) lease obligations	--	--	--	--
Purchase obligations	--	--	--	--
Other long-term liabilities reflected on the company’s balance sheet under U.S. GAAP	--	--	--	--
Total	$4.9	$1.8	$2.3	$0.8

ITEM 1.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
David Assia	54	Chairman of the Board of Directors and Acting Chief Executive Officer
Ziv Zviel	36	Vice President Finance and Acting Chief Financial Officer
Dan Goldstein	51	Director
Gad Goldstein	46	Director
Elan Penn	54	Outside director
Naamit Salomon	41	Director
Yigal Bar-Yossef	59	Outside director
Yehezkel Zeira.	61	Director

Messrs. David Assia, Dan Goldstein, Gad Goldstein and Yehezkel Zeira and Mrs. Naamit Salomon will serve as directors until our 2006 annual general meeting of shareholders.

Messrs. Yigal Bar-Yossef and Elan Penn will serve as outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until January 28, 2007 and December 7, 2008, respectively.  Thereafter, under the Israeli Companies Law, their terms may be renewed for one additional three-year term.

David Assia, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of chairman of our board of directors in January 2002, and has served as our company’s acting chief executive officer since August 2005.  Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and served as vice chairman of our Board of Directors from October 2000 until reassuming the position of chairman of our Board of Directors in January 2002.  From 1986 until September 1997, he served as our chief executive officer.  Mr. Assia was managing director of Mashov Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989.  Mr. Assia also serves as a director of Aladdin Knowledge Systems Ltd., Enformia Ltd., Babylon Ltd., Radview Software, The Weitzman Institute of Sciences and The Israel Association of Software Houses.  Mr. Assia holds a B.A. degree in economics and statistics and an M.B.A. degree, both from Tel Aviv University.

Ziv Zviel has served as our vice president finance and acting chief financial officer since November 2005.  Prior thereto and from 2003, Mr. Zviel served as director of finance of our Israeli subsidiary and as our corporate controller from the beginning of 2002.  Prior thereto and from 2000, Mr. Zviel was an audit manager at the Hi-Tech practice of Ernst & Young in Tel-Aviv, Israel.  Mr. Zviel is a certified public accountant (CPA) and holds an M.B.A. (Information Systems) and a B.A. in accounting and economy, both from Bar-Ilan University in Israel.

Dan Goldstein has served as a director of our company since April 1998 and served as chairman of our board of directors from October 2000 until January 2002.  Mr. Goldstein has served as chairman of the board of directors and chief executive officer of Formula Systems since January 1985.  Mr. Goldstein is also the chairman of the board of directors of Matrix IT Ltd., Formula Vision Technologies Ltd. and a director of other companies in the Formula Systems group, including BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V.  Mr. Goldstein holds a B.A. degree in mathematics and computer sciences and an M.B.A. degree from Tel Aviv University. Dan Goldstein and Gad Goldstein are brothers.

Gad Goldstein has served as a director of our company since December 1998.  Mr. Goldstein has been president of Formula Systems since April 1995 and has served as a director of Formula Systems since January 1985.  From 1985 to 1995, Mr. Goldstein was vice president-finance of Formula Systems.  Mr. Goldstein is also the chairman of the board of directors of BluePhoenix Solutions Ltd. and a director of other companies within the Formula Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and Sapiens International Corporation N.V.  Mr. Goldstein holds a B.A. degree in economics and an M.B.A. degree from Tel Aviv University.  Gad Goldstein and Dan Goldstein are brothers.

Elan Penn has served as an outside director of our company since December 2005. Mr. Penn has served as chief executive officer and Chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001.  From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research & Development Ltd.  Mr. Penn was chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 and 2000.  From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd.  From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration.  Mr. Penn also serves as a director of Healthcare Technologies Ltd.  Mr. Penn holds a Ph.D. in management science from the University of London and a B.A. degree in economics from the Hebrew University of Jerusalem.

Naamit Salomon has served as a director of our company since March 2003.  Ms. Salomon has served as vice president finance of Formula Systems (1985) Ltd. since August 1997.  Ms. Salomon also serves as a director of BluePhoenix Solutions Ltd. and Sapiens International Corporation N.V. and Ki-bi Mobile Technologies Ltd.  From 1990 through August 1997, Ms. Salomon was a controller of two large privately held companies in the Formula Systems group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and a L.L.M. degree from Bar-Ilan University.

Yigal Bar-Yossef has served as an outside director of our company since January 2004.  Mr. Bar-Yossef has been self-employed since September 2002.  From September 2001 to September 2002, Mr. Bar-Yossef served as senior vice president of sales and marketing of Amdocs Ltd.  From January 1998 to July 2001, Mr. Bar-Yossef served as chief executive officer and president of Pelephone Communications Ltd.  From 1992 to 1997, Mr. Bar-Yossef served as chief executive officer and president of Digital Equipment Corporation Ltd.  Mr. Bar-Yossef currently serves as a director of The Magid Institute and The Hebrew University of Jerusalem.  Mr. Bar-Yossef holds a B.A. degree in service management and a MBA degree, both from the Hebrew University of Jerusalem.

Yehezkel Zeira has served as an independent director of our company since December  2005.  Mr. Zeira has been an independent information technologies consultant since 2001.  From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982.  Mr. Zeira also serves as a director of Tim Computers and Systems Ltd., Kalanit Carmon Software Services Ltd. and Dafron Ltd.  Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering.  Mr. Zeira holds a B. SC. degree in industrial engineering and an M. SC. degree in operations research, both from the Technion in Israel and has participated in the Harvard Business School program for management development.

The following table lists our other key employees:

Name	Age	Position
Oren Inbar	48	Vice President, President and Chief Executive Officer Magic Software Enterprises Inc.
Regev Yativ	38	Vice President, Managing Director, Magic Europe
Avigdor Luttinger	54	Vice President Marketing and Corporate Strategy
Avikam Perry	49	Vice President Research and Development
Amit Ben-Zvi	39	Vice President iBOLT Division
Yohai Shaked	57	Vice President Rest of World and Distribution
Amit Birk	35	Vice President, General Counsel and Corporate Secretary
Ronen Kaufman	46	Vice President Human Resources

Oren Inbar has served as the president and chief executive officer of our U.S. subsidiary since May 2002.  Mr. Inbar joined us in February 1997 as sales manager and served as a managing director of our Israeli operations from June 1998 until May 2000.  From May 2000 until May 2001, he served as our vice president sales Europe.  Mr. Inbar holds a B.Sc. degree in industrial psychology from South Africa University.

Regev Yativ has served as the managing director of Magic Europe, since September 2002.  Based in our Netherlands office, Mr. Yativ is responsible for our European business activities.  From 2001 to 2002, he served as chief operations officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe.  From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe.  From 1996 to 1999, he served as vice president international sales of Edusoft Ltd.  Mr. Yativ holds a B.A. degree from Tel Aviv University.

Avigdor Luttinger has served as our vice president marketing and corporate strategy since June 2005.  As one of the originators of our company, Mr. Luttinger headed software development at Mashov Computers during our formation as a division of Mashov Computers in 1984, prior to its spin off.  In 1985, Mr. Luttinger launched our international activities from Geneva.  Subsequently, Mr. Luttinger left Mashov Computers and mostly served as an independent consultant to enterprise software vendors including iXOS, Open Market, Vignette and webMethods.  Mr. Luttinger rejoined us in 2002 as the head of the iBOLT program and led the development and subsequent market introduction of iBOLT.  In 2004 and 2005, Mr. Luttinger focused on business development, building a channel organization for iBOLT, and developed our SAP alliance.  Mr. Luttinger holds an MBA degree from INSEAD in France and a M.A. degree in Computer Sciences from the University of Lyon.

Avikam Perry has served as our vice president-research and development since July 1997. Mr. Perry joined us in July 1992 and has held various positions, including group and product manager, development department manager and vice president-product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

Amit Ben-Zvi has served as our vice president iBOLT division since September 2005.  From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products.  Prior thereto and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel.  From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer Top Imaging Systems Ltd., a publicly traded company.  Mr. Ben-Zvi holds a B.A. degree in accounting and an LLB degree from Tel-Aviv University.

Yohai Shaked has served as our vice president rest of world and distribution since November 2005.  Mr. Shaked served as our senior vice president between the years 1986 and 1998 and as chairman of the board of our Japanese subsidiary between the years 1999 and 2000.  He rejoined our company after filling a number of executive positions during our company’s transformation into a global player.  From 2001 until 2003, Mr. Shaked served as chief operations officer and vice president research and development of Enformia Software Ltd., whose portal technology was the core technology for our iBOLT Portal product.  During 2004 and 2005, Mr. Shaked served as vice president channel sales of Seaside Software Corporation and as director of channel sales at Zend Technologies Ltd.  Mr. Shaked also served as a director of our company between the years of 1986 and 1997. Mr. Shaked received his training and professional credentials at the Israel Defense Forces Computer Center.

Amit Birk has served as our general counsel and corporate secretary since May 1999.  From 1997 to 1998, Mr. Birk worked as an associate in Avital Dromi & Co., a leading Tel Aviv law firm.  Mr. Birk holds an L.L.B. degree from the University of Sheffield,  an M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

Ronen Kaufman has served as our vice president human resources since March 2001. During 2002, Mr. Kaufman served as vice president human resources at Coresma. Prior to that and from 1996 until 2000 he served as human resources manager at ECI Telecom. From 1994 to 1996, Mr. Kaufman served as human resources manager at Macabbi and from 1989 to 1994 he served as recruitment and placement manager at MLM Israel Aircraft Industries.  Mr. Kaufman holds a B.A degree in Sociology and Labor Studies and a M.Sc. degree in Organizational Behavior  from Tel Aviv University.

Mr. Menachem Hasfari, our former chief executive officer, resigned from our company in August 2005 after serving in this position from February 2001.

Mr. Hilel Kremer, our former vice president finance and chief financial officer, resigned from our company in November 2005 after serving in this position from April 2004.

B.

COMPENSATION

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2005.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group	$1,029,847	$82,315

During the year ended December 31, 2005, we paid to each of our outside and independent directors an annual fee of approximately $7,446 and a per meeting attendance fee of approximately $287.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.  We provide automobiles to our executive officers at our expense.

As of December 31, 2005, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate of 241,863 ordinary shares, at exercise prices ranging from $0.8014 to $5.95 per share (after the dividend adjustment), vesting immediately.  Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 180,584 ordinary shares expire in 2013, options to purchase 2,500 ordinary shares expire in 2014 and options to purchase 56,000 options expire in 2015.  All such options were granted under our 2000 Employee Stock Option Plan.  See Item 6.E., “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Acting Chief Executive Officer Compensation

On April 15, 1995, we entered into an agreement with Mr. David Assia who then served as our president and chief executive officer and a director of our company and is currently serving as our acting chief executive officer and chairman of our board of directors.   Mr. Assia served as our chief executive officer from until September 1997 and assumed the position of acting chief executive officer in August 2005.  Mr. Assia has served as a director since our inception in 1983, served as Chairman of our Board of Directors from 1986 until October 2000 and served as vice chairman of our Board of Directors from October 2000 until reassuming the position of Chairman of our Board of Directors in January 2002.  The agreement was amended on January 20, 1998 when Mr. Assia resigned from his position as chief executive officer and his responsibilities changed.  The agreement, as amended, provides for a base salary and a package of benefits including an annual bonus and options to purchase ordinary shares, and contains certain non-competition and confidentiality provisions.  In the event Mr. Assia’s employment is terminated without cause at any time beginning 2001 and until 2006, Mr. Assia will be entitled to severance pay ranging from 12 months salary to 20 months salary.  Thereafter and until 2014, he will be entitled to severance pay, which will be reduced gradually to 12 months salary.  In addition, Mr. Assia is entitled to the benefits provided under Israeli law upon termination of his employment.  Such benefits include severance payments equal to one-month salary per each year of employment with usUnder the agreement, the term of Mr. Assia’s employment will continue until such time as we terminate it, subject to providing Mr. Assia with 20 months prior written notice.  Mr. Assia may terminate the agreement upon six months prior notice.

C.

BOARD PRACTICES

Introduction

According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders.  Our executive officers are responsible for our day-to-day management.  The executive officers have individual responsibilities established by our chief executive officer and board of directors.  Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of seven directors.

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented at that meeting.  All directors (except the outside directors) hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our board of directors (except the outside directors as detailed below) may be reelected upon completion of their term of office.  All of our current directors (except our outside directors) were elected by our shareholders at our annual meeting of shareholders held in December 2005, and our two outside directors were elected by our shareholders at our annual meetings of shareholders held in January 2004 and December 2005.

We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5).  See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Independent and Outside Directors

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

•

control; and

•

service as an officer holder, excluding service as an outside director of a company that is offering its shares to the public for the first time.

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

According to a March 2005 amendment to the Israeli Companies Law, effective as of January 2006 at least one of the outside directors must be an accounting and financial expert and the other outside directors must be professional experts, as such terms are defined by regulations promulgated under the Israeli Companies Law.  This requirement does not apply to outside directors appointed prior to the March 2005 amendment, however a company can not renew the appointment of any such outside director for an additional  term unless the outside director is (i) an accounting and financial expert or (ii) a professional expert and at the time the appointment is to be renewed, an outside director who is an accounting and financial expert serves on the board of directors and such other number of directors who are accounting and financial experts serve on the board of directors as determined by the board of directors of the company.

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

Any committee of the board of directors must include at least one outside director and the audit committee must include all of the outside directors.  An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

In addition, the NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.  Our Board of Directors has determined that Mr. Bar-Yossef and Mr. Penn both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements.  Our Board of Directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements

As a controlled company, within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempted from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules.  See Item 6.C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Committees of the Board of Directors

Audit Committee.  Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects, approving related-party transactions as required by Israeli law, and such other duties as may be directed by our board of directors.

Our audit committee also has the responsibility of approving related-party transactions as required by law.  Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

Our audit committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from our internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Our audit committee is currently composed of Messrs. Bar-Yossef, Penn and Zeira, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.  We also comply with Israeli law requirements for audit committee members.  Mr. Bar-Yossef has been elected as the chairperson of the audit committee.  Our Board of Directors has determined that Mr. Penn qualifies as a financial expert.  The audit committee meets at least once each quarter.

Option Committee.  Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”).   Messrs. David Assia, Amit Birk and Ronen Kaufman are the current members of our option committee.  Our option committee meets approximately once each quarter.

Internal Audit

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor.  The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.  Our internal auditor complies with the requirements of the Israeli Companies Law.

Directors’ Service Contracts

Our Acting Chief Executive Officer.  In January 1998, we entered into an amended employment agreement with Mr. David Assia, currently our acting chief executive officer and the Chairman of our Board of Directors.  See Item 6B. “Directors, Senior Management and Employees – Compensation – Acting Chief Executive Officer Compensation.”

Other.  Except as set forth above and in Item 6B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our directors for benefits upon termination of service.

Approval of Related Party Transactions Under Israeli Law

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, as defined in the Israeli Companies Law, is a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title.  An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty.  The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances.  The duty of loyalty includes avoiding any conflict of interest between the office holder’s position in the company and his personal affairs, avoiding any competition with the company, avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and disclosing to the company any information or documents relating to the company’s affairs which the office holder has received due to his position as an office holder. Each person listed as a director or executive officer in the table under Item 6A. “Directors, Senior Management and Employees — Directors and Senior Management” is an office holder.

  Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval of our board of directors, and the compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

The Israeli Companies Law requires that an office holder promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by us.  This disclosure must be made to our board of directors or shareholders prior to the meeting at which the transaction is to be discussed.  In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, as not being adverse to the company’s interest.  In some cases, such a transaction must be approved by the audit committee and by the board of directors itself (with further shareholder approval required in the case of extraordinary transactions). An office holder who has a personal interest in a matter, which is considered at a meeting of the board of directors or the audit committee, may not be present during the board of directors or audit committee discussions and may not vote on this matter, unless the majority of the members of the board or the audit committee have a personal interest, as the case may be.

The Israeli Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which is defined as a shareholder who has the ability to direct the activities of a company, other than in circumstances where this power derives solely from the shareholder’s position on the board of directors or any other position with the company, and includes a shareholder that holds 50% or more of the voting rights.  The Israeli Companies Law also provides that some transactions between a public company and a controlling shareholder, or transactions in which a controlling shareholder of the company has a personal interest but which are between a public company and another entity, require the approval of the board of directors and of shareholders.  Moreover, an extraordinary transaction with a controlling shareholder or in which a controlling shareholder has a personal interest and a transaction with a controlling shareholder or his relative regarding terms of service and employment must be approved by the audit committee, the board of directors and shareholders.  The shareholder approval for an extraordinary transaction must include at least one-third of the shareholders who have no personal interest in the transaction and are present at the meeting (excluding the vote of abstaining shareholders). The transaction can be approved by shareholders without this one-third approval restraint, if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

However, under the Companies Regulations (Relief From Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law and amended in January 2002, certain transactions between a company and its controlling shareholder(s) do not require shareholder approval.

In addition, directors’ compensation and employment arrangements do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are for the benefit of the company.  If the director or the office holder is a controlling shareholder of the company, then the employment and compensation arrangements of such director or office holder do not require the approval of the shareholders provided that certain criteria are met.

The above exemptions will not apply if one or more shareholders, holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the grant of such relief, provided that such objection is submitted to the company in writing not later than seven days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the compensation arrangement of the directors will require shareholders’ approval as detailed above.

In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent (5%) or more of the company’s outstanding share capital (assuming the exercise by such person of all of the convertible securities into shares held by that person) or that will cause any person to become a holder of more than five percent (5%) of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. However, subject to certain exceptions, shareholders approval will not be required if the aggregate number of shares issued pursuant to such private placement (assuming the exercise of all of the convertible securities into shares being sold in such a private placement) comprises less than twenty percent (20%) of the voting rights in a company prior to the consummation of the private placement.  In addition, a private placement of securities that will cause any person to become a controlling shareholder requires the approval of the board of directors and the shareholders of the company.

The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is a 50% shareholder of the company. Regulations under the Israeli Companies Law provide that the Companies Law’s tender offer rules do not apply to a company whose shares are publicly traded outside of Israel, if pursuant to the applicable foreign securities laws and stock exchange rules there is a restriction on the acquisition of any level of control of the company, or if the acquisition of any level of control of the company requires the purchaser to make a tender offer to the public shareholders.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation of Office Holders

The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his duty of care.  However, a company may not exculpate in advance a director from his liability to the company with respect to a breach of his duty of care in the event of distributions.

Insurance of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•

a breach of his duty of care to us or to another person;

•

a breach of his duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•

a financial liability imposed upon him in favor of another person.

Indemnification of Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•

a financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

•

reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings we instituted against him or instituted on our behalf or by another person, or in a criminal charge from which he was acquitted, or in a criminal proceeding in which he was convicted of a crime which does not require proof of criminal intent.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

Prospectively undertake to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, indemnification of an office holder in advance must be limited to types of events, which, in the opinion of the company’s board of directors, are foreseeable due to the company’s activities at the time the undertaking to indemnify is entered into, and to an amount or standard that the board of directors has determined is reasonable under the circumstances.  In such event, the undertaking must set forth such events deemed foreseeable by the board of directors and such maximum amount or standard that the board of directors has determined is reasonable under the circumstances.

•

Retroactively indemnify an office holder of our company.

Limitations on Exculpation, Insurance and Indemnification

These provisions are specifically limited in their scope by the Israeli Companies Law, which provides that a company may not indemnify an office holder, nor exculpate an office holder, nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his duty of loyalty unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•

any act or omission done with the intent to unlawfully yield a personal benefit; or

•

any fine imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exculpation of an undertaking to indemnify or indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and our board of directors and, if such office holder is a director, also by our shareholders.

Our Articles of Association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law.  We currently maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $15 million, including legal costs incurred world-wide.  However, pursuant to the approval of our audit committee, board of directors and shareholders, we are authorized to procure a directors and officers liability insurance policy with a per claim and aggregate coverage limit of up to $20 million.  In 2006, we entered into new indemnification agreements with each of our current directors and officers, pursuant to the approval of our shareholders at our 2005 annual general meeting, under which we may indemnify our office holders to the fullest extent permitted by law.  In accordance with the approval of our shareholders, under the new form of indemnification agreement, indemnification will not exceed 25% of our capital in any one case and in the aggregate for all persons, and will be limited to events covered by our directors’ and officer’s insurance policy and to amounts exceeding the amounts covered by such insurance policy.

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula Systems (1985) Ltd. holds more than 50% of our voting power.

Under Rule 4350(c)(5), a controlled company is exempt from the following requirements of NASDAQ Marketplace Rule 4350(c) as of July 31, 2005:

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

NASDAQ Marketplace Rules and Home Country Practices

Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ.  A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On June and November 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350.  We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

•

The requirement that our independent directors will have regularly scheduled meetings at which only independent directors are present.  Under Israeli law independent directors are not required to hold executive sessions.

•

The requirement that we distribute to shareholders, and file with NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders.  Under Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders.  Our annual report on Form 20-F and audited financial statements are available on our website (www.magicsoftware.com).

A.

EMPLOYEES

At December 31, 2005, we and our 18 wholly owned subsidiaries and one controlled subsidiary had 567 employees worldwide, of which 180 employees were based in Israel, 127 employees were based in Asia, 108 employees were based in Europe and 152 employees were based in North America.  Of such employees, 149 employees were employed in research and development, 204 employees were employed in technical support and consulting, 106 employees were employed in marketing and sales and 108 employees were employed in operations and administration.

At December 31, 2004, we and our then 17 wholly owned subsidiaries and two controlled subsidiaries had 543 employees worldwide, of which 190 employees were based in Israel, 115 employees were based in Asia, 108 employees were based in Europe and 130 employees were based in North America.  Of such employees, 149 employees were employed in research and development, 187 employees were employed in technical support and consulting, 94 employees were employed in marketing and sales and 112 employees were employed in operations and administration.

At December 31, 2003, we and our then 15 wholly owned subsidiaries and 4 controlled subsidiaries had 481 employees worldwide, of which 175 employees were based in Israel, 116 employees were based in Asia, 99 employees were based in Europe and 91 employees were based in North America.  Of such employees, 141 employees were employed in research and development, 146 employees were employed in technical support, training and consulting, 91 employees were employed in marketing and sales and 103 employees were employed in operations and administration.

At the time of commencement of employment, our employees generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

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

A.

SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2006 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

David Assia	1,354,419 (3)	4.35
Ziv Zviel	30,708 (4)	*
Dan Goldstein (5)	--	--
Gad Goldstein (5)	--	--
Elan Penn	18,000 (6)	*
Naamit Salomon	--	--
Yigal Bar-Yossef	18,000 (7)	*
Yehezkel Zeira	18,000 (8)	*
All directors and executive officers as a group (eight persons)...................................	1,439,127	4.62

________________

*   Less than 1%

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

(2)

The percentages shown are based on 31,118,292 ordinary shares issued and outstanding as of March 31, 2006.

(3)

Includes 157,155 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, having an average exercise price of $2.038 per share.  Of such options, options to purchase 2,779 ordinary shares expire in 2012 and options to purchase 154,376 ordinary shares expire in 2013.  Options granted prior to the dividend distribution in February 2003 reflect adjustments made to such options as a result of the dividend distribution.

(4)

Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an average exercise price of $2.23 per share.  Of such options, options to purchase 8,208 ordinary shares expire in 2013, options to purchase 2,500 ordinary shares expire in 2014 and options to purchase 20,000 ordinary shares expire in 2015.  Options granted prior to the dividend distribution in February 2003 reflect adjustments made to such options as a result of the dividend distribution.

 (5)

Dan Goldstein, chief executive officer and director of Formula Systems (1985) Ltd., and Gad Goldstein, President and a director of Formula Systems (1985) Ltd., disclaim beneficial ownership of the 15,620,348 ordinary shares held by Formula Systems (1985) Ltd., except to the extent of their proportional interest therein.   Dan Goldstein and Gad Goldstein are brothers and are both directors of our company.

(6)

Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.5 per share, which expire in 2015.

(7)

Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $4.02 per share, which expire in 2013.

(8)

Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.5 per share which expire in 2015.

Stock Option Plans

1991 Stock Option Plan

Our 1991 Employee Stock Option Plan, or the 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  Employees and directors of our company and its subsidiaries were eligible to participate in the 1991 Plan. The 1991 Plan had a ten-year term and no options were granted under the 1991 Plan after July 31, 2001.

During 2005, options to purchase 27,352 ordinary shares were exercised under the 1991 Plan at an average exercise price of $1.70 per share.  As of December 31, 2005, options to purchase 338,626 ordinary shares were outstanding under the 1991 Plan having an average exercise price of $3.20 per share.  As of December 31, 2005, our executive officers and directors as a group, then consisting of nine persons, did not hold any options under the 1991 Plan.

2000 Stock Option Plan

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, under which we may grant options to employees, officers, directors and consultants of our company and its subsidiaries.  The 2000 Plan initially authorized the grant of options to purchase up to 3,000,000 ordinary shares.  In January 2004, our shareholders approved an increase in the number of shares available for grant under the 2000 Plan by 1,000,000 ordinary shares and in December 2005 our shareholders approved an additional increase in the number of shares available for grant under the 2000 Plan by 600,000 ordinary shares.  As such, 4,600,000 ordinary shares may be issued under the 2000 Plan.

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

Our Board of Directors and Option Committee, which was appointed by the board of directors, administer the 2000 Plan.  Subject to the provisions of the 2000 Plan and applicable law, the Option Committee has the authority, in its sole discretion, to:

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

•

Nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance, in accordance with the provisions of such Section 102;

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

Under the 2000 Plan, the option price per share may not be less than 65% of the fair market value (as such term is defined in the 2000 Plan) of such share on the date of the award; except that, that in the case of an award of an incentive stock option made to a 10% owner (as such term is defined in the 2000 Plan), the option price per share may not be less than 110% of the fair market value of such share on the date of the award.

As a result of a dividend distribution in February 2003, we made the following adjustments in compliance with FIN No. 44: for options with an original exercise price greater than $1.35, the new exercise price was reduced by $0.40 and for options with an original exercise price equal to $1.35 and lower, the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.  All the data regarding the options has been updated to reflect the dividend adjustments.

An option may not be exercisable after the expiration of ten years from the date of its award, except that in case of an incentive stock option made to a 10% owner (as such term is defined in the 2000 Plan), such option may not be exercisable after the expiration of five years from its date of award.  No option may be exercised after the expiration of its term.

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

During 2005, options to purchase 820,028 ordinary shares were granted under the 2000 Plan (including options that were forfeited without being exercised) having an average exercise price of $1.70 per share, and options to purchase 53,252 ordinary shares were exercised at an average exercise price of $1.044 per share.  As of December 31, 2005, options to purchase 2,722,590 ordinary shares were outstanding under the 2000 Plan, at an average exercise price of $2.55 per share.

As of December 29, 2005, our Board of Directors resolved to accelerate the vesting period of all of the outstanding unvested options as of such date, for the purchase of an aggregate 611,517 ordinary shares, with vesting periods from January 1, 2006 through March 2009, so that these options became fully vested.  These options had an average exercise price of $3.46 per share.  All of the accelerated options had an exercise price exceeding our market price on such date.  The ordinary shares that may be purchased upon exercise of the accelerated options shall be subject to a holding period, according to which the optionees will be entitled to sell the purchased shares over a three year period, 1/36 of the purchased shares per month.

Our decision to accelerate the vesting of such options and in addition to grant fully vested options was primarily due to the issuance of SFAS No. 123(R), which requires all unvested stock options to be treated as a compensation expense as of January 1, 2006.  We believe that the acceleration of the vesting of such options will enable us to avoid recognizing stock-based compensation expense associated with these options in future periods.  Additionally, the decision to accelerate the unvested options and to grant in the future fully vested options was in order to make such options more attractive to their recipients and to avoid discrimination between groups of option holders.  See Note 12c to our consolidated financial statements.

ITEM 1.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

MAJOR SHAREHOLDERS

We are controlled by Formula Systems (1985) Ltd., which holds 50.19% of our shares.

The following table sets forth certain information as of March 31, 2006 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	15,620,348	50.19

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

(2)

The percentages shown are based on 31,118,292 ordinary shares issued and outstanding as of March 31, 2006.

(3)

The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya Pituach, Israel.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 4, 2006, there were 109 record holders, of which 5 record holders holding approximately 4.59% of our ordinary shares had registered addresses in the United States and 94 record holders holding approximately 86.22% of our ordinary shares had registered addresses in Israel, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.

RELATED PARTY TRANSACTIONS

In October 2002, we entered into a loan agreement with Enformia Ltd., or Enformia, pursuant to which we agreed to invest up to $1.5 million in the continued development of the Enformia intellectual property.  We were also given an option to increase our holdings in Enformia to 51%.  As of December 2002, we invested $750,000.  In May 2003, we entered into an agreement under which the loan was converted to consideration for the purchase of the Enformia intellectual property rights.  According to the agreement, we are required to pay royalty fees to Enformia relating to any sale of products utilizing the purchased intellectual property rights and also undertook to comply with all the terms required by the Office of the Chief Scientist in connection with the research and development funding relating to the purchased intellectual property rights that was granted to Enformia.  Through December 31, 2005, we paid and accrued total royalties of $216,000 to Enformia.

In May 2003, we entered into an agreement with Enformia to integrate their portal technology into the iBOLT Integration family of products.  The product, to be known as iBOLT Portal, enables corporations to deliver customized information and applications to a wide range of users, customers, employees, partners and suppliers, using an architecturally superior approach to provide improved customer service and retention, enhanced communication and increased productivity.

We believe that the terms of the transactions in which we have engaged and currently are engaged with Enformia are beneficial and no less favorable to us than the terms which might be available to us from unaffiliated third parties.  The Chairman of our Board of Directors holds a share interest of more than 5% in Enformia.  Because of our Chairman's personal interest in Enformia, any future transactions and arrangements with Enformia require the approval of our Audit Committee and Board of Directors.

In addition, in February 2003 we signed an OEM agreement with Sabratech, a company in which one of our former directors, Jacob Tenenboem, serves as the chairman of its board of directors but is not a shareholder.

During 2005, we entered into an ERP (enterprise resource planning) project with a number of companies that are engaged in the software and hardware businesses and the implementation of ERP projects.  See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”  In connection with this ERP project, in July 2005 we entered into a memorandum of understanding with Matrix-One1 Ltd., valued at approximately $670,000. In 2005, we performed only part of the project, in the amount of $165,000.  Matrix-One1 Ltd. is a subsidiary of Matrix IT Ltd., a company held by our major shareholder, Formula Systems (1985) Ltd.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 2.

FINANCIAL INFORMATION

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume.  See Note 12 to our consolidated financial statements.

Legal Proceedings

At the end of 2003, we received final tax assessments for the years 1997 to 2000 from the Israeli tax authorities and have appealed to the District Court of Tel Aviv with respect to such tax assessments.  As of March 2006, one open issue remains to be settled by the court (which management believes will result in a maximum tax payment of no more than $1.0 million), while all other issues were resolved with no additional taxes to be paid by us.  Since our management, based on the advice of its legal advisors, believes that the probability of an unfavorable outcome to our company on this matter is remote, no provision was provided in the financial statements in respect of this matter.

In June 2004, an Israeli company filed a lawsuit against us in the Tel Aviv District Court seeking NIS 8.0 million (approximately $1.84 million), with an option to increase this amount to NIS 16,989,356 (approximately $3.9 million), for recovery of damages allegedly caused by our failure to integrate a software application.  Due to the preliminary stage of this litigation, we are not able to assess the outcome of this lawsuit.

In June 2005, a former employee of our subsidiary, Magic Inc, filed a lawsuit against the subsidiary in a California court. The former employee is seeking  punitive damages for alleged unpaid bonuses, damages to his health and unlawful determination of the employment agreement. This lawsuit is in its initial stages and therefore we cannot predict the outcome of the lawsuit nor can we make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

In February 2006, a client of our subsidiary, CarPro Systems, filed a lawsuit against the subsidiary in the the Magistrate's Court in Tel Aviv, Israel claiming an alleged breach of the agreement between the parties. This lawsuit is in its initial stages and therefore we cannot predict the outcome of the lawsuit nor can we make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

From time to time, claims arising in the ordinary course of our business are brought against us.  In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distributions Policy

In February 2003, following receipt of the approval of the District Court of Tel Aviv, we paid a cash dividend to our shareholders of $0.40 per ordinary share.  The total dividend amounted to $11,844,713.

We currently intend to retain all future earnings for use in our business and do not anticipate paying any further cash dividends on our ordinary shares in the foreseeable future under our current financial condition.  Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

According to the Israeli Companies Law, a company may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due.  Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due.  Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses. In the event cash dividends are declared, such dividends will be paid in NIS.

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

A.

OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year

2001	$4.00	$0.80	$3.75	$1.30
2002	$2.10	$0.72	$2.15	$0.88
2003	$4.85	$0.79	$4.69	$0.83
2004	$8.70	$2.51	$8.65	$2.60
2005	$3.54	$1.44	$3.49	$1.41

_________________

*The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli  Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2004
First Quarter	$8.70	$4.30	$8.65	$4.58
Second Quarter	$6.80	$4.30	$6.63	$4.45
Third Quarter	$5.20	$2.51	$5.19	$2.60
Fourth Quarter	$4.09	$2.94	$4.13	$3.00
2005
First Quarter	$3.54	$2.90	$3.49	$3.05
Second Quarter	$3.25	$1.80	$3.25	$1.87
Third Quarter	$2.25	$1.59	$2.21	$1.64
Fourth Quarter	$2.00	$1.44	$1.91	$1.41

_________________

*The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ National Market and the Tel Aviv Stock Exchange:

	NASDAQ National Market		Tel Aviv Stock Exchange*
October 2005	$1.70	$1.54	$1.67	$1.57
November 2005	$2.00	$1.48	$1.91	$1.59
December 2005	$1.76	$1.44	$1.69	$1.41
January 2006	$1.88	$1.45	$1.81	$1.47
February 2006	$1.80	$1.56	$1.75	$1.58
March 2006	$ 1.89	$ 1.61	$ 1.81	$ 1.63
April 2006	$ 1.79	$ 1.70	$ 1.74	$ 1.67

____________________

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B.

PLAN OF DISTRIBUTION

Not applicable.

C.

MARKETS

Our ordinary shares have traded on the NASDAQ National Market (under the symbol “MGIC”) since our initial public offering on August 16, 1991.  Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

D.

SELLING SHAREHOLDERS

Not applicable.

E.

DILUTION

Not applicable.

F.

EXPENSE OF THE ISSUE

Not applicable.

ITEM 4.

ADDITIONAL INFORMATION

A.

SHARE CAPITAL

Not applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as exhibits to this Annual Report, and to Israeli law.

Purposes and Objects of the Company

We are registered with the Israeli Companies Registry and have been assigned company number 52-003674-0.  Section 2 of our memorandum of association provides that we were established for the purpose of engaging in all fields of the computer business and in any other lawful activity permissible under Israeli law.

The Powers of the Directors

Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested.  In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting.  See “Item 6C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Dividend rights.  Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared.  The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law.  See “Item 8A. Financial Information – Consolidated and Other Financial Information – Dividend Distributions Policy.”  All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for our benefit until claimed.  Any dividend unclaimed after a period of three (3) years from the date of declaration of such dividend will be forfeited and will revert to us; provided, however, that the Board of Directors may, at its discretion, cause us to pay any such dividend to a person who would have been entitled thereto had the same not reverted to us.  We are not obligated to pay interest or linkage differentials on an unclaimed dividend.

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

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.  Formula Systems (1985) Ltd., which beneficially owns approximately 50.19% of our ordinary shares, is likely to be able to elect all of our directors other than our outside directors.  See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.”  For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices -- Election of Directors.”

Rights to share in the company’s profits.  Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.  See this Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Dividend Rights.”

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

Liability to capital calls by the company.  Under our memorandum of association and the Israeli Companies Law, the liability of our shareholders to provide us with additional funds is limited to the par value of the shares held by them.

Limitations on any existing or prospective major shareholder.  See Item 6C. “Directors and Senior Management –Board Practices – Approval of Related Party Transactions Under Israeli Law.”

Changing Rights Attached to Shares

According to our articles of association, the rights attached to any class of shares may be modified or abrogated by us, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

Annual and Extraordinary Meetings

The board of directors must convene an annual meeting of shareholders at least once every calendar year, within fifteen months of the last annual meeting  Notice of at least twenty-one days prior to the date of the meeting is required.  An extraordinary meeting may be convened by the board of directors, as it decides or upon a demand of any two directors or 25% of the directors, whichever is lower, or of one or more shareholders holding in the aggregate at least 5% of our issued capital and at least 1% of the voting rights in our company.  An extraordinary meeting must be held not more than thirty-five days from the publication date of the announcement of the meeting.

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

Provisions Restricting Change in Control of Our Company

The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction.  The approval of the board of directors of both companies is subject to such boards’ confirmation that there is no reasonable doubt that following the merger the surviving company will be able to fulfill its obligations towards its creditors.  Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above.  The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.  See also “Item 6C.  Directors, Senior Management and Employees – Board Practices –   – Approval of Related Party Transactions Under Israeli Law.”

Disclosure of Shareholders Ownership

The Israeli Securities Law and the regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in the case of our company, report the share ownership of its interested parties.  An interested party is defined under the Israeli Securities Law as any one of the following:  (i) a person holding 5% or more of the company’s issued capital stock or voting power, or who is entitled to appoint one or more of the company’s directors or its general manager; or (ii) any person acting as a director or general manager of the company; or (iii) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors.

Changes in Our Capital

Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present at the meeting, in person or by proxy, and voting on the matter.

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

E.

TAXATION

 The following is a discussion of Israeli and United States tax consequences material to our shareholders. To the extent that the discussion is based on new tax legislation which has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.  The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations

Holders of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

ISRAELI TAX CONSIDERATIONS

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us.  The following also contains a discussion of the material Israeli tax consequences to purchasers of our ordinary shares and Israeli government programs benefiting us.  This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law.

General Corporate Tax Structure

The Israeli statutory corporate tax rate on taxable business income until was 36% the fiscal year ended in 2003.  On June 29, 2004, the Israeli Parliament passed the Amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), which progressively reduces the tax rates applicable to companies from 35% in 2004 to a rate of 29% in 2007.  Notwithstanding the foregoing, the effective tax rate payable by a company like us, which derives income from an “Approved Enterprise” may be considerably less.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

General

The Law for the Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, provides that capital investments in certain production facilities (or other eligible assets) may, upon application to the Investment Center be designated as an “Approved Enterprise.”  Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or other asset.

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

We have elected to apply the “Alternative Benefits Program” with respect to our income from Approved Enterprises.  Under this program, the undistributed income derived from the Approved Enterprise is exempt from company tax with respect to business income for a defined period of time.  The period of tax exemption ranges between two and ten years, depending upon the location within Israel and the type of the Approved Enterprise.  Because we are located in Or Yehuda, the period of tax exemption applicable is two to four years (as described below).  On expiration of the exemption period, the Approved Enterprise would be eligible for beneficial tax rates otherwise available for Approved Enterprises under the Investment Law (for our company, a rate of 25%) for the remainder of the otherwise applicable benefits period.

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

Dividends paid out of income derived by an Approved Enterprise are generally subject to withholding tax at the rate of 15% (compared to the standard rate of 25%), and the same rate will also be applicable to distributions made by a company out of dividends which it had received out of income derived by an Approved Enterprise. The rate of 15% is limited to those dividends and distributions paid out of income earned during the seven-year benefits period provided that such dividends and distributions are actually received by the shareholders at any time up to 12 years after the expiration of the seven-year period discussed above. A company such as us, which has elected to participate in the Alternative Benefits Program and pays a dividend from income derived by an Approved Enterprise during the tax exemption period under the Alternative Benefits Program, would be liable for company tax in respect of the gross amount distributed (i.e., the amount of the dividend grossed-up to include corporate and income tax payable or withheld with respect to the dividend) at the rate that would have been applicable had the Alternative Benefits Program not been elected (25%). The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (15% as compared to 25%), if the dividend is distributed during the tax exemption period or within a specified period thereafter. (In the event, however, that the company also qualifies as a foreign investors’ company, there is no such time limit). This tax must be withheld by the company at source, regardless of whether the dividend is converted into foreign currency.

The Investment Center of the Ministry of Industry and Trade has granted “Approved Enterprise” status under Israeli law to eight investment programs at our manufacturing facility. We have elected the alternative package of benefits with respect to each of these approved enterprise programs. The tax benefits with respect to each of the approved programs are as follows:

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

On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law.  The amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export.  Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.  However, the amended Investment Law provides that terms and benefits included in any certificate of approval granted prior to the April 2004 amendment will remain subject to the provisions of the law as they were on the date of such approval.  Therefore, our existing Approved Enterprises will generally not be subject to the provisions of the amendment to the Investment Law.  As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2005, we did not generate income under the amended Investment Law.

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

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex.  Its features, which are material to, us can be summarized as follows:

•

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

Pursuant to the tax reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the Tel Aviv Stock Exchange, or, “TASE” or; (ii) (subject to a necessary determination by the

Israeli Minister of Finance Israeli companies publicly traded on a recognized stock exchange outside of Israel (such as our company). This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

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

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership.  A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

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

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See "-Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive income or, in the case of certain U.S. Holders, financial services income for United States foreign tax credit purposes.  U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006.  Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.”  Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below.  A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ordinary shares will remain readily tradable.  The rate reduction does not apply unless certain holding period requirements are satisfied.  With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date.  The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations.  U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service, or the IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) the average percentage of our assets for the taxable year which are produced or held for the production of passive income is at least 50%. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future.  However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, then, dividends could not qualify for the reduced maximum tax rate, discussed above, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF, election, or to "mark-to-market" your ordinary shares, as described below, and,

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•

the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•

you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

Alternatively, assuming the ordinary shares qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if you elect to "mark-to-market" your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss.  Except that in a year that we are not considered a PFIC, a gain or loss will be treated as capital gain or loss.

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

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magicsoftware.com. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330.  The Exchange Act file number for our Securities and Exchange Commission filings is 0-30198.

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 60218, Israel.

D.

SUBSIDIARY INFORMATION

Not applicable.

ITEM 2.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to a variety of market risks, primarily changes in interest rates affecting our investments in marketable securities and foreign currency fluctuations.

Interest Rate Risk

Except for our exposure to market risk for changes in interest rates relating to our investments in marketable securities, we do not have any substantial risk which is derived from a change in interest rates.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are transacted through a global network of subsidiaries.  As a result, these sales and related expenses are denominated in currencies other than the U.S. dollar.  Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and such other currencies as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation.  From time to time, we use derivative or hedge instruments to cover part of our exposures.

ITEM 3.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

 PART II

ITEM 1.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 2.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 3.

CONTROLS AND PROCEDURES

Our management, including our acting chief executive officer and acting chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report on Form 20-F.  Based upon that evaluation, our acting chief executive officer  and acting chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

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

ITEM 4.

RESERVED.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Penn, an outside director, meets the definition of an audit committee financial expert, as defined in Item 401 of Regulation S-K.  For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

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

ITEM 16C.

PRINCIPAL ACCOUNTING FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
	2004	2005
Services Rendered	Fees	Fees

Audit (1)	$92,000	$170,000
Audit-related	-	-
Tax (2)	$20,000	$18,000
Other (3)	$10,000	$1,000
Total	$122,000	$189,000

______________

(1)

Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)

Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(3)

Other fees relate mainly to strategic consulting services.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis.  Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee.  The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.

EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.

PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

On November 3, 2004, our Board of Directors approved the repurchase of up to $2 million of our ordinary shares.  Through December 31, 2005, we have repurchased under this program an aggregate 364,200 ordinary shares, at a total purchase price of $999,000. We cancelled 140,620 of the repurchased ordinary shares.  We may use the repurchased shares that have not been cancelled for issuance upon exercise of employee stock options or other corporate purposes.  We may continue this program during 2006.

The following table sets forth, for each of the months indicated, the total number of shares purchased by us or on our behalf or any affiliated purchaser, the average price paid per share, the number of shares purchased as part of a publicly announced repurchase plan or program, the maximum number of shares or approximate dollar value that may yet be purchased under the plans or programs.

Period in 2005	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs*

February	19,000	$3.15	19,000	$1,838,150
March	66,500	$3.18	66,500	$1,626,680
April	57,600	$2.99	57,600	$1,454,456
May	69,700	$2.64	69,700	$1,270,448
June	111,900	$2.20	111,900	$1,024,268
July	6,300	$2.05	6,300	$1,011,353

_________________________________

* Reflects the cancellation of 140,620 of the repurchased shares that we performed during 2005.

PART III

ITEM 5.

FINANCIAL STATEMENTS

Not applicable.

ITEM 6.

FINANCIAL STATEMENTS

Index to Financial Statements

F-1

Reports of Independent Registered Public Accounting Firm

F-2

Consolidated Balance Sheets

F-3 – F- 4

Consolidated Statements of Operations

F-5

Statements of Changes in Shareholders' Equity

F-6

Consolidated Statements of Cash Flows

F-7 – F-8

Notes to Consolidated Financial Statements

F-9 – F-39

Appendix A – Details of Subsidiaries and Affiliated Company

F-40

ITEM 7.

EXHIBITS

Index to Exhibits

Exhibit

  Description

3.1	Memorandum of Association of the Registrant[1]
3.2	Articles of Association of the Registrant[2]
4.1	Specimen of Ordinary Share Certificate[3]
8	List of Subsidiaries of the Registrant
10.1	1991 Employee Stock Option Plan, as amended[4]
10.2	2000 Employee Stock Option Plan[5]
12.1	Certification of Acting Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Acting Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Acting Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Acting Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of ASG Audit Corporation, a Member of Grant Thornton International (relating to Magic Software Japan K.K.)
15.5	Consent of Mock & Partners International, Registered Accountants (relating to Magic Benelux B.V.)
15.6	Consent of Mária Négyeffy, Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)
15.7	Consent of Federico Pozzi, Registered Auditors (relating to Magic Italy Srl.)

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

(4)

Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000 , and incorporated herein by reference.

(5)

Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders' Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-39

Appendix A- Details of Subsidiaries and Affiliated Company	F-40

- - - - - - - - - - - -

F - #

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the "Company") and its subsidiaries as of December 31, 2004 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 19% and 10% as of December 31, 2004 and 2005, respectively, and total revenues of 34%, 39% and 18% for each of the three years in the period ended December 31, 2005. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at

 December 31, 2004 and 2005, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 5, 2006	A Member of Ernst & Young Global

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2004	2005
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$ 7,580	$ 9,116
Short term bank deposits	-	368
Marketable securities (Note 3)	5,223	4,381
Trade receivables (net of allowance for doubtful accounts of $ 2,549 and $ 2,210 at December 31, 2004 and 2005, respectively)	20,543	14,572
Other accounts receivable and prepaid expenses (Note 4)	3,432	2,832
Inventory	433	400

Total current assets	37,211	31,669

LONG-TERM INVESTMENTS:
Long-term lease deposits	587	805
Investments in affiliated companies	179	198
Severance pay fund	2,033	2,135

Total long-term investments	2,799	3,138

PROPERTY AND EQUIPMENT, NET (Note 5)	7,540	6,955

OTHER INTANGIBLE ASSETS, NET (Note 6)	11,051	11,199

GOODWILL (Note 7)	21,684	20,762

	$ 80,285	$ 73,723

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2004	2005
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 8)	$ 2,223	$ 4,183
Trade payables	2,920	3,319
Accrued expenses and other accounts payable (Note 9)	12,216	10,696

Total current liabilities	17,359	18,198

ACCRUED SEVERANCE PAY	2,455	2,527

LONG-TERM LOANS (Note 10)	94	165

MINORITY INTEREST	830	528

COMMITMENTS AND CONTINGENTIES (Note 15)

SHAREHOLDERS' EQUITY (Note 12):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value at December 31, 2004 and 2005; Issued: 32,265,263 and 32,345,867 shares at December 31, 2004 and 2005, respectively; Outstanding: 31,180,275 and 31,070,499 shares at December 31, 2004 and 2005, respectively	827	829
Additional paid-in capital	105,992	106,072
Accumulated other comprehensive income (loss)	306	(1,514)
Treasury shares, at cost: : 1,084,988 and 1,275,368 Ordinary shares at December 31, 2004 and 2005, respectively	(5,875)	(6,772)
Accumulated deficit	(41,703)	(46,310)

Total shareholders' equity	59,547	52,305

	$ 80,285	$ 73,723

The accompanying notes are an integral part of the consolidated financial statements.

F - #

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2003	2004	2005
Revenues (Note 13):
Software sales	$ 26,989	$ 28,022	$ 25,103
Maintenance and technical support	10,853	12,555	14,376
Consulting services	25,548	24,590	21,511

Total revenues	63,390	65,167	60,990

Cost of revenues:
Software sales	5,105	6,462	8,483
Maintenance and technical support	2,580	3,199	2,679
Consulting services	16,454	15,818	15,514

Total cost of revenues	24,139	25,479	26,676

Gross profit	39,251	39,688	34,314

Operating costs and expenses:
Research and development, net (Note 14a)	4,775	3,845	3,733
Selling and marketing	15,138	17,157	18,510
General and administrative	15,676	15,384	16,332

Total operating expenses, net	35,589	36,386	38,575

Operating income (loss)	3,662	3,302	(4,261)
Financial income (expenses), net (Note 14b)	307	912	(811)
Other income (expenses), net (Note 1g)	(42)	-	1,169

Income (loss) before taxes on income	3,927	4,214	(3,903)
Taxes on income (Note 11)	230	281	491

	3,697	3,933	(4,394)
Equity in earnings (losses) of affiliates	(36)	79	19
Minority interest in losses (earnings) of subsidiaries	(594)	78	(232)

Net income (loss)	$ 3,067	$ 4,090	$ (4,607)

Basic and diluted net earnings (loss) per share (Note 16)	$ 0.10	$ 0.13	$ (0.15)

The accompanying notes are an integral part of the consolidated financial statements.

F - #

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares at cost	Accumulated deficit	Comprehensive income (loss)	Total shareholders' equity

Balance as of January 1, 2003	$ 788	$ 115,599	$ (839)	$ (5,667)	$ (48,860)		$ 61,021
Other comprehensive income:
Foreign currency translation adjustments	-	-	759	-	-	$ 759	759
Net income	-	-	-	-	3,067	3,067	3,067

Total comprehensive income						$ 3,826
Exercise of stock options	17	890	-	-	-		907
Warrants issued as consideration for purchase of a business activity	-	121	-	-	-		121
Purchase of Treasury shares	-	-	-	(106)	-		(106)
Dividend	-	(11,845)	-	-	-		(11,845)

Balance as of December 31, 2003	805	104,765	(80)	(5,773)	(45,793)		53,924
Other comprehensive income:
Foreign currency translation adjustments	-	-	384	-	-	$ 384	384
Unrealized gains from available-for-sale securities, net	-	-	2	-	-	2	2
Net income	-	-	-	-	4,090	4,090	4,090

Total comprehensive income						$ 4,476
Exercise of stock options and warrants	22	1,227	-	-	-		1,249
Purchase of Treasury shares	-	-	-	(102)	-		(102)

Balance as of December 31, 2004	827	105,992	306	(5,875)	(41,703)		59,547
Other comprehensive loss:
Foreign currency translation adjustments	-	-	(1,578)	-	-	$ (1,578)	(1,578)
Unrealized losses from available-for-sale securities	-	-	(278)	-	-	(278)	(278)
Realized losses from available-for-sale securities	-	-	36	-	-	36	36
Net loss	-	-	-	-	(4,607)	(4,607)	(4,607)

Total comprehensive loss						$ (6,427)
Exercise of stock options	2	80	-	-	-		82
Purchase of Treasury shares	-	-	-	(897)	-		(897)

Balance as of December 31, 2005	$ 829	$ 106,072	$ (1,514)	$ (6,772)	$ (46,310)		$ 52,305

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from operating activities:

Net income (loss)	$ 3,067	$ 4,090	$ (4,607)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,739	4,649	5,139
Equity in losses (earnings) of affiliates	36	(79)	(19)
Minority interest in earnings (losses) of subsidiaries	594	(78)	232
Accrued severance pay, net	(11)	37	(30)
Loss from realization of investments in formerly consolidated subsidiaries	42	-	-
Loss (gain) on sale of property and equipment	32	(9)	16
Amortization of premiums and accrued interest on marketable securities, net	-	(53)	67
Loss (gain) on sale of marketable securities	-	(28)	68
Decrease (increase) in trade receivables	(5,965)	126	4,569
Decrease (increase) in related parties receivables	634	5	(28)
Decrease (increase) in other accounts receivable and prepaid expenses	537	(76)	471
Decrease (increase) in inventory	20	(181)	(20)
Increase (decrease) in trade payables	452	(488)	646
Decrease in restructuring accrual	(2,012)	-	-
Increase (decrease) in accrued expenses and other accounts payable	2,336	(2,642)	(907)

Net cash provided by operating activities	4,501	5,273	5,597

Cash flows from investing activities:

Capitalized software development costs	(2,311)	(3,472)	(3,909)
Purchase of property and equipment	(1,338)	(1,006)	(1,123)
Purchase of intangible assets	-	(374)	-
Additional investment in subsidiaries	-	(1,626)	-
Purchase of a business activity	(258)	-	-
Proceeds from sale of property and equipment	149	23	18
Proceeds from sale of marketable securities	-	777	664
Purchase of marketable securities	-	(5,921)	(199)
Change in short-term and long-term deposits	(175)	(317)	(599)
Proceeds from realization of investments in formerly consolidated subsidiaries	595	-	-

Net cash used in investing activities	(3,338)	(11,916)	(5,148)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2003	2004	2005
Cash flows from financing activities:

Proceeds from exercise of stock options and warrants	907	1,249	82
Purchase of Treasury shares	(106)	(102)	(897)
Short-term credit, net	(904)	(108)	1,979
Repayment of long-term loan	(157)	(359)	(54)
Proceeds from long-term loans	22	126	164
Dividend to minority in subsidiary	-	-	(509)
Dividend paid	(11,845)	-	-

Net cash provided by (used in) financing activities	(12,083)	806	765

Effect of exchange rate changes on cash and cash equivalents	(284)	(164)	322

Increase (decrease) in cash and cash equivalents	(11,204)	(6,001)	1,536
Cash and cash equivalents at beginning of the year	24,785	13,581	7,580

Cash and cash equivalents at end of the year	$ 13,581	$ 7,580	$ 9,116

Supplemental disclosure of cash flow activities:

a.	Net cash paid during the year for:

	Income taxes	$ 413	$ 281	$ 424

	Interest	$ 124	$ 74	$ 102

b.	Non-cash transactions:

	Purchase of IPR by settlement of loan (see also Note 1e)	$ 642	$ -	$ -

	Warrants issued as consideration for the purchase of a business activity	$ 121	$ -	$ -

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL

a.

Magic Software Enterprises Ltd. (the "Company"), an Israeli corporation, and its subsidiaries ("the Group") develops, markets and supports software development and deployment technology ("the Magic technology") and applications developed using this Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Company and its subsidiaries are Europe, Israel, the U.S. and Japan (see Note 13).

As for information about the Company's holdings in subsidiaries and affiliated company, see Appendix A.

b.

During 2004, in consideration of $ 1,240, the Company purchased an additional 20.96% equity interest in Advanced Answer on Demand Holdings Corp. ("AAOD"), a private Florida based company that provides integrated software solutions for the long-term healthcare industry. As a result, the Company's interest in AAOD's share capital increased to 83.89% (see also Note 18).

Allocation of the purchase consideration is as follows:

Customer relations *)	$ 178
Goodwill	780
Net tangible assets	282

Total assets acquired	$ 1,240

*)

The customer relations is amortized on a straight-line basis over five years.

c.

During 2004, the Company purchased an additional equity interest of 26% in Onyx Szoftverhaz Hungary, bringing its holding to 100% in consideration of $ 290. The excess of the cost over the net amounts assigned to the fair value of assets acquired and liabilities assumed was recorded as goodwill at the total amount of $ 69.

d.

During 2004, the Company purchased an additional equity interest of 12.5% from the minority in CarPro Systems Ltd., bringing its holding to 87.5%, in consideration of $ 96.

During 2005, the Company invested an additional amount of approximately $214 in CarPro Systems Ltd. equity, bringing its holding to 90.48%.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:-

GENERAL (Cont.)

e.

During 2002, Magic U.K., a subsidiary of the Company established a joint venture company in the U.K., known as Hermes Logistics Technologies Ltd. Holding ("Hermes"), which owns the Intellectual Property ("IP") of the Hermes application.

In 2004, the subsidiary purchased the remaining 49% interest in Hermes and increased its holdings to 100% for a cash consideration of approximately $ 354, which was recorded as other intangible assets, and committed to pay royalties to the seller in the amount of 1.75% of gross sales of the Hermes application for a period of 5 years (see Note 15e).

f.

In May 2003, the Company purchased the intellectual property rights ("IPR") from Enformia Software Ltd. ("Enformia"), a related company, which were recorded in acquired technology. According to the agreement, the Company is committed to pay royalty fees regarding any sale of products utilizing the purchased IPR and undertook to comply with all the terms required by the Chief Scientist in connection with its grants to Enformia (see Note 15e).

g.

The Company has recorded a net income of $1,169 in 2005 relating to life insurance that the Company received following the death of the former chief executive officer of the subsidiary AAOD in June 2004.

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

Financial statements in United States dollars:

A substantial portion of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). In addition, a substantial portion of the Company's costs is incurred in dollars. The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The financial statements of foreign subsidiaries and of certain entities that are reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of operation amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders' equity.

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

e.

Short-term deposits:

Short-term deposits include deposits with original maturities of more than three months and less than one year which presented at cost, including accrued interest. The deposits are in U.S. dollars and bear interest at an average annual rate of 3.66%.

f.

Marketable securities:

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities ("SFAS No. 115"). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available - for - sale and reported at fair value.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. The Company has the positive ability to hold the securities to maturity. As of December 31, 2005, no impairment has been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

g.

Inventories:

Inventories consist of software packaging, discs, printed materials, hardware production devices and third party licenses, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out" method.

Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolesce, excess inventories, and for market prices lower than cost. In 2005, the Company wrote off approximately $100 of slow-moving inventory of license, recorded under the cost of revenue.

h.

Investments in affiliated companies:

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method. Profits on inter-company sales, not realized outside the Group, were eliminated.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2004 and 2005, no impairment indicators have been identified.

i.

Property and equipment net:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following estimated useful lives:

Years

Buildings	25
Computers and peripheral equipment	3
Office furniture and equipment	7 - 15
Motor vehicles	7
Software for internal use	3
Leasehold improvements	Over the shorter of the lease term or useful economic life

a.

Capitalized Software developed for internal use

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP No. 98-1"). The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. During the year 2005, the Company capitalized $ 251 of software cost, related to the ERP (enterprise resource planning) system. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

k.

Impairment of long-lived assets:

The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2004 and 2005, no impairment indicators have been identified.

l.

Other intangible assets:

Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of an average of five years.

m.

Goodwill:

Under SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill and intangible assets with an identifiable useful life are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS No. 142. The Company conducts its annual test of impairment for goodwill in December of each year. In addition the Company tests for impairment periodically whenever events or circumstances occur subsequent to its annual impairment tests that indicate that the asset might be impaired. Indicators the Company considered important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for its overall business, significant negative industry or economic trends, a significant decline in its stock price for a sustained period and its market capitalization relative to net book value.

The Company has three reporting units. The goodwill of each reporting unit was measured separately. The first step of the goodwill impairment test compared the carrying value of each reporting unit with its fair value on that date. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2005.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.

Revenue recognition:

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for software sales in accordance with Statement of Position No. 97-2, "Software Revenue Recognition" as amended by Statement of Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with Respect to Certain Transactions" ("SOP No. 97-2"). SOP No. 97-2 generally requires revenues earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor's specific objective evidence (VSOE) of fair value. Revenues are recognized under the "residual method" when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met. The VSOE of fair value of the undelivered elements included in multiple element arrangement (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

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

Maintenance and technical support revenues are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

Revenue from consulting services consists of billable hours for services provided, recognized as the services are rendered.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting based on Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" (“SOP 81-1”) on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2005, no such estimated losses were identified.

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

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

o.

Research and development costs:

SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a detailed program design.

Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

Significant costs incurred by the Company and its subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2004 and 2005, no impairment losses have been identified.

p.

Severance pay:

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The liability of the Israeli companies for severance pay is calculated pursuant to Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2003, 2004 and 2005 amounted to approximately $ 387, $ 389 and $ 453, respectively.

q.

Advertising expenses:

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $ 297, $ 46 and $ 119, respectively.

r.

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

s.

Treasury shares:

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as Treasury shares. The Company applies the "cost method" and presents the cost to repurchase such shares as a reduction in shareholders' equity. As of December 31, 2005, the Company did not sell any of the shares.

t.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (net loss) per share because such securities are anti-dilutive for 2003, 2004 and 2005. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was 1,212,555, 209,161 and 1,298,186 for the years ended December 31, 2003, 2004 and 2005, respectively.

u.

Accounting for stock-based compensation:

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN No. 44") in accounting for its employee stock options plans. Under APB No. 25, when the exercise price of the Company's stock options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized over the option's vesting period.

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

The fair value for options granted is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	2003	2004	2005

Dividend yield	0%	0%	0%
Expected volatility	66.6%	67.3%	80%
Risk-free interest	1.5%	2.8%	3.9%
Expected life (in years)	3	3	5

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Pro forma information under SFAS No. 123, is as follows:

	Year ended December 31,
	2003	2004	2005

Net income (loss) available to Ordinary shares - as reported	$ 3,067	$ 4,090	$ (4,607)

Deduct - stock-based employee compensation - fair value	(320)	(820)	(2,599)

Pro forma; Net income (loss)	$ 2,747	$ 3,270	$ (7,206)
Net earnings (loss) per share:
Basic and diluted net earnings (loss) - as reported	$ 0.10	$ 0.13	$ (0.15)

Pro forma basic and diluted net earnings (loss)	$ 0.09	$ 0.10	$ (0.23)

v.

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

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Moreover, in some of the subsidiaries there is a general allowance in addition (based on a percentage of AR or revenue) which depends on the nature of the local market and local law requirements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

w.

Derivative instruments

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

The Company entered into a forward transaction for the sale of $ 800 at a future price of Euro 1.1977 per $ 1 as at January 6, 2006. During 2005, the Company recorded a net income of $ 12 related to this forward transaction.

Besides the aforementioned foreign exchange contract, the Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as option contracts or other foreign hedging arrangements.

x.

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

The fair values for marketable securities are presented based on quoted market prices (see also Note 3).

The carrying amount of the Company's long-term borrowing approximates its fair value. The fair value was estimated using discounted cash flow analyses, based on the Company's incremental borrowing rates for similar type of borrowing arrangements.

y.

Impact of recently issued Accounting Standards:

1.

In November 2004, the FASB issued Statement of Financial Accounting Standard No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." ("SFAS No. 151"). SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have a material effect on its financial position or results of operations.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2: -

SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153, "Exchanges of Non-monetary Assets, an Amendment of APB Opinion No. 29" ("SFAS 153"). The guidance in APB Opinion No. 29, "Accounting for Non-monetary Transactions" ("APB 29"), is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged.  APB 29 included certain exceptions to that principle.  SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for non-monetary assets exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material effect on its financial position or results of operations.

3.

On December 16, 2004, the Financial Accounting Standards Board issued Statement No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after January 1, 2006. The impact of the adoption of SFAS 123(R), related to future grants, cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, related to previous grants, had the Company adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as described in the disclosure of the pro forma net income (loss) and net earnings (loss) per share in Note 2u.

In March 2005, the SEC released SEC Staff Accounting Bulletin No. 107, "Share-Based Payment" ("SAB 107"). SAB 107 provides the SEC staff's position regarding the application of SFAS 123(R) and contains interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations, and also provides the SEC staff's views regarding the valuation of share-based payment arrangements for public companies. SAB 107 highlights the importance of disclosures made relating to the accounting for share-based payment transactions.

z.

Reclassification:

Certain amounts from prior years have been reclassified to conform to current period presentation.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-

MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale. The following is a summary of marketable debt securities:

	December 31,
	2004				2005
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental debentures	$ 1,703	$ (13)	$ 1	$ 1,691	$ 1,662	$ (81)	$ -	$ 1,581
Commercial debentures	2,538	(30)	3	2,511	2,473	(125)	2	2,350
Equity funds	980	(5)	46	1,021	486	(36)	-	450

Total available-for-sale marketable securities	$ 5,221	$ (48)	$ 50	$ 5,223	$ 4,621	$ (242)	$ 2	$ 4,381

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-

MARKETABLE SECURITIES (Cont.)

During 2004 and 2005, the Company recorded proceeds from sales of marketable securities in the amount of $ 777 and $664, respectively and related gains (losses) of $ 28 and $68 respectively, in financial income, net.

The amortized costs of available-for-sale debt securities at December 31, 2005, by contractual maturities, are shown below:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$ 486	$ -	$ (36)	$ 450
Due between one year to five years	3,251	-	(175)	3,076
Due in more than five years	884	2	(31)	855

	$ 4,621	$ 2	$ (242)	$ 4,381

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The unrealized losses in the Company's investments in available-for-sale marketable securities were caused by interest rate increases and devaluation of the Euro. It is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the partial recovery in the securities' market value after the balance sheet date and the ability and intent of the Company to hold these investments until recovery, the debentures were not considered to be other than temporarily impaired at December 31, 2005.

NOTE 4: -

OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2004	2005

Prepaid expenses, short-term deposits and other	$ 1,921	$ 1,844
Government authorities	1,428	875
Employee loans	40	42
Related party receivables	43	71

	$ 3,432	$ 2,832

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-

PROPERTY AND EQUIPMENT

	December 31,
	2004	2005
Cost:
Buildings and leasehold improvements	$ 6,982	$ 6,910
Computers and peripheral equipment	10,523	10,688
Office furniture and equipment	3,207	3,106
Motor vehicles	472	446
Software for internal use	1,832	2,083

	23,016	23,233
Accumulated depreciation:
Buildings and leasehold improvements	2,042	2,282
Computers and peripheral equipment	9,862	10,208
Office furniture and equipment	2,361	2,334
Motor vehicles	162	228
Software for internal use	1,049	1,226

	15,476	16,278

Depreciated cost	$ 7,540	$ 6,955

Depreciation expenses amounted to $ 1,707, $ 1,430 and $ 1,492 for the years ended December 31, 2003, 2004 and 2005, respectively. As for charges, see Note 15c.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-

OTHER INTANGIBLE ASSETS

a.

Intangible assets:

	December 31,
	2004	2005
Original amounts:
Capitalized software costs	$ 27,683	$ 31,508
Acquired technology and other	1,858	1,828

	29,541	33,336
Accumulated amortization:
Capitalized software costs	18,040	21,348
Acquired technology and other	450	789

	18,490	22,137

Amortized cost	$ 11,051	$ 11,199

b.

Amortization expenses amounted to $ 3,032, $ 3,219 and $ 3,647 for the years ended December 31, 2003, 2004 and 2005, respectively.

c.

Estimated acquired technology and other intangible assets amortization expenses for the years ended:

December 31,

2006	$ 353
2007	199
2008	199
2009	93
2010 and there after	195

NOTE 7:-

GOODWILL

The changes in the carrying amount of goodwill for the two years ended December 31, 2005 are as follows:

Balance as of January 1, 2004	$ 20,776
Foreign currency translation adjustments	80
Acquisition of additional interest in subsidiaries (see Note 1)	828

Balance as of December 31, 2004	21,684
Foreign currency translation adjustments	(922)

Balance as of December 31, 2005	$ 20,762

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-

SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG TERM LOANS

a.

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2004	2005	2004	2005
	%
Short-term bank loans:
In, or linked to, U.S. dollars	4.18	6	$ 2,000	$ 2,318
In, or linked to, Euro	-	3.75-5.68	-	1,405
In other currencies	5.00	1.63	76	341

			2,076	4,064
Short-term bank credit:
In, or linked to, U.S. dollar	4.50	-	93	-
			93	-

Short-term credit (1):
In, or linked to, U.S. dollar	-	5.6-6.6	-	66
			-	66
Current maturities of long-term loans			54	53

			$ 2,223	$ 4,183

(1)

Financing arrangement in regard to the ERP system.

b.

Contractual restrictions and financial covenants:

For the purpose of obtaining credit and/or other bank services from banking institutions, the Company is committed towards the banking institutions as follow:

1.

The Company is committed that the amount of cash and cash equivalents and short term investment will not be at any time below the amount of $ 6.5 million.

2.

The Company is committed that at any time the rate of shareholders' equity of the Company will not drop below 45% of total balance sheet. In addition, shareholders equity will not drop at any time below the amount of $ 36 million.

3.

The Company is committed that the total of its financial obligation (i.e., short and long terms from banking institutions or commitments due to debentures) will not exceed $7 million and 10% of total balance sheet.

4.

The Company is committed not to pledge under any form of general floating charge and for any purpose any of the Companies' assets and/or part of it in favor of any third party, without receiving the banking institutions' advance and written consent.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-

SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG TERM LOANS (Cont.)

If the Company does not comply with all or part of the financial ratios, or upon the occurrence of certain events as specified in the agreement, the bank will be allowed to request the immediate repayment of the aforementioned credit.

As of December 31, 2005, the Company is compliance with said terms.

c.

Credit line:

As of December 31, 2005, the Company used $ 1.7 million of its credit facility with the First International Bank of Israel Ltd. and $ 2.2 million with the Poalim Bank Ltd. As of December 31, 2005, the Company has an unutilized credit line of $ 0.5 million and $ 0.8 million in the First International Bank of Israel Ltd. and the Poalim Bank Ltd., respectively.

NOTE 9:-

ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2004	2005

Employees and payroll accruals	$ 3,911	$ 4,019
Accrued expenses	2,071	2,287
Deferred revenues	4,146	3,442
Government authorities and other	2,088	948

	$ 12,216	$ 10,696

NOTE 10:-

LONG-TERM LOANS

Long-term loans are composed as follows:

	Interest rate		December 31,
	2004	2005	2004	2005
	%

In U.S. dollar	-	5.6-6.6	$ -	$ 94
In Yens	3.8	4.37	126	85
In euros	9.35	9.35	22	6
In other currencies	-	10.97	-	33
Less - current maturities			(54)	(53)

			$ 94	$ 165

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

1.

The period of the benefits for the first program and its four extensions have already ended as of December 31, 2005.

2.

The fifth program entitles the Company to a tax exemption for a four-year period ended December 31, 2000, and is subject to a reduced tax rate of 25% for an additional period of six years ending December 31, 2006. The period of benefits for this program has not yet commenced.

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

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and linkage adjustment to the Israeli Consumer Price Index ("CPI"). In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2005, and with respect to the first seven programs, has received written confirmation to this effect from the Investment Center.

If dividends were to be distributed out of tax-exempt profits deriving from an "Approved Enterprise", the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate (see Note 11d below).

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-

TAXES ON INCOME (Cont.)

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2005, the Company did not generate income under the provision of the new law.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-

TAXES ON INCOME (Cont.)

d.

Tax rates:

Until December 31, 2003, the regular tax rate applicable to income of companies (which are not entitled to benefits due to "approved enterprise", as described above) was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the "Knesset" (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 - 35%, 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

e.

At the end of 2003, the Company received final tax assessments for the 1997 to 2000 tax years. As of today, the Company filed an appeal with the court on one issue left open. Since the Company's management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome for the Company on this matter is remote, no provision was recorded in the financial statements in respect of this matter (all other items determined by the tax authorities to be increase the company taxable income, were offset against net operating loss carryforward). In the remote case that the tax authorities position will be accepted, the Company will lose most of its carryforward losses as of December 31, 2000, and as a result, will have to pay  approximately $ 1,000.

f.

Net operating losses carryforward:

Through December 31, 2005, the Company and its Israeli subsidiaries had operating loss carry forwards of approximately $ 23,102, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2005, Magic Software Enterprises Inc., CoreTech Consulting Inc. and AAOD had federal net operating tax loss carryforward of approximately $ 14,497, which can be carried forward and offset against taxable income for 15-20 years and will expire from 2010 to 2025.

The Company's subsidiaries in Europe and Japan have estimated total available tax loss carryforward of $ 10,847 and $ 1,119, respectively, to offset against future taxable income for 15-20 years and 5 years, respectively.

g.

Income (loss) before taxes on income:

	Year ended December 31,
	2003	2004	2005

Domestic	$ 992	$ 3,069	$ (6,379)
Foreign	2,935	1,145	2,476

	$ 3,927	$ 4,214	$ (3,903)

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-

TAXES ON INCOME (Cont.)

h.

Taxes on income:

Taxes on income (tax benefit) consists of the following:

	Year ended December 31,
	2003	2004	2005
Current:
Domestic	$ (183)	$ 99	$ 63
Foreign	413	182	428

Taxes on income	$ 230	$ 281	$ 491

i.

Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2004	2005

Loss carryforward	$ 17,872	$ 15,938
Allowances and reserves	938	812

	18,810	16,750
Less: valuation allowance	(18,810)	(16,750)

Net deferred tax assets	$ -	$ -

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

Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel and the actual tax expenses, is as follows:

	Year ended December 31,
	2003	2004	2005
Income (loss) before taxes on income, as reported in the consolidated statements of operations	$ 3,927	$ 4,214	$ (3,903)

Statutory tax rate	36%	35%	34%

Theoretical tax expense (benefit)	$ 1,414	$ 1,475	$ (1,327)

Utilization of tax losses carryforward for which a valuation allowance was provided	(960)	(1,544)	(1,121)
Deferred taxes assets for which valuation allowance was provided	-	-	2,647
Non-deductible expenses and other	(82)	113	120
Tax in respect of previous years	(183)	281	138
Tax adjustment in respect of inflation in Israel and other	41	(44)	34

Actual tax expense	$ 230	$ 281	$ 491

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY

a.

The Ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel-Aviv Stock Exchange in Israel.

b.

Treasury shares

The Company's Board of Directors resolved to authorize and empower the Company to repurchase its shares from time to time on the open market. Accordingly, through the end of 2005, the Company repurchased 1,275,368 of its shares for an aggregate amount of $6,772.

c.

Stock Option Plan:

Under the Company's 1991 and 2000, Stock Option Plans ("the plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries.

Pursuant to the plans, the Company reserved for issuance 6,750,000 and 4,600,000 Ordinary shares, respectively. As of December 31, 2005, an aggregate of 2,320,753 Ordinary shares of the Company are still available for future grant.

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

On December 29, 2005, the Company has adopted an amendment to 2000 Employee Stock Option Plan to provide for the issuance thereunder of an additional 600,000 Ordinary shares.

As of December 29, 2005, all of the unvested out-of-the-money options, which amounted to 611,517, with an average exercise price of $ 3.46 per share with related vesting period from January 1, 2006 through March 2009 had been accelerated. The shares which may be purchased by exercise of the accelerated options, shall be subject to a holding period according to which the employees shall only be entitled to sell a monthly fraction of such numbers of shares (1/36 per month).

The Company's decision to accelerate the vesting of those options and to grant fully vested options was based primarily upon the issuance of SFAS No. 123R, which will require the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes of the fully vested grant and for the acceleration were to make the options more attractive to the recipients, and to avoid discrimination between groups of option holders, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

There was no impact on the Company's statement of operations, however the impact of vesting accelerating on proforma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost by approximately $ 1,021.

The following table is a summary of the Company's stock option activity during 2003, 2004 and 2005:

	Year ended December 31, 2003		Year ended December 31, 2004		Year ended December 31, 2005
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	2,751,937	$ 2.31	3,346,406	$ 2.26	2,513,237	$ 2.95
Granted	1,924,283	$ 2.57	406,601	$ 4.84	820,028	$ 1.70
Exercised	(775,284)	$ 1.17	(973,551)	$ 1.28	(80,604)	$ 1.04

Forfeited	(554,530)	$ 3.35	(266,219)	$ 3.6	(191,445)	$ 3.54
Outstanding at the end of the year	3,346,406	$ 2.26	2,513,237	$ 2.95	3,061,216	$ 2.62

Exercisable at the end of the year	1,304,338	$ 1.92	1,423,970	$ 2.28	3,061,216	$ 2.62

Weighted average fair value of options granted during the year		$ 1.28		$ 2.2		$ 1.1

The options outstanding as of December 31, 2005, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2005	Weighted average exercise price of exercisable options

0-1	289,006	6	$ 0.85	289,006	$ 0.85
1-2	1,464,024	8	$ 1.33	1,464,024	$ 1.33
2-3	15,900	4	$ 2.45	15,900	$ 2.45
3-4	616,234	8	$ 3.84	616,234	$ 3.83
4-5	479,391	8	$ 4.11	479,391	$ 4.11
5-6	145,500	8	$ 5.95	145,500	$ 5.95
6-7	1,011	4	$ 6.14	1,011	$ 6.14
10-11	41,150	4	$ 10.16	41,150	$ 10.16
18-19	9,000	4	$ 18.79	9,000	$ 18.79

	3,061,216	8	$ 2.62	3,061,216	$ 2.62

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:- SHAREHOLDERS' EQUITY (Cont.)

d.

Warrants:

In April 2003, the Company issued 110,000 warrants as a consideration of the purchase of  its distribution activity in Switzerland. The warrants were exercisable into the Company's Ordinary shares for a period of four years, at an exercise price of $ 0.6565 per share. These warrants were exercised in April 2004.

e.

Dividends:

On November 11, 2002, the Board of Directors decided on a cash dividend distribution of $ 0.40 per Ordinary share. The total amount distributed was $ 11,845. On January 27, 2003, after receiving approval for a capital reduction from the Tel-Aviv District Court, the Company announced the distribution of the dividend, for which the payment date was February 24, 2003.

Since, the Company's policy is not to pay dividends in the ordinary course of business and does not anticipate future distribution of dividends, this distribution is considered as a large non-recurring dividend, in accordance with FIN No. 44.

As a result of the dividend distribution, the Company made the following adjustments for options with an original exercise price greater than $ 1.35, the new exercise price was reduced by $ 0.40 and for options with an original exercise price equal to $ 1.35 and lower the new exercise price was set at the original price multiplied by 0.703 and the number of options was divided by 0.703.

Since the aggregate intrinsic value of the award immediately after the change is not greater than the aggregate intrinsic value of the award immediately before the change and since the rate of the exercise price per share to the market value per share was not reduced, the change in the option's terms had no accounting consequences.

f.

Accumulated other comprehensive income (loss)

	Year ended December 31,
	2004	2005

Accumulated unrealized gain (loss) on available-for-sale securities	2	(240)
Accumulated foreign currency translation adjustments	304	(1,274)

Total other comprehensive income (loss)	$ 306	$ (1,514)

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

This data is presented in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131").

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2003, 2004 and 2005:

	Year ended December 31,
	2003	2004	2005

Israel	$ 3,643	$ 3,354	$ 4,013
Europe	24,934	25,698	23,186
U.S.A.	21,050	21,090	20,435
Japan	9,444	11,450	10,107
Other	4,319	3,575	3,249

	$ 63,390	$ 65,167	$ 60,990

The Company's long-lived assets are as follows:

	December 31,
	2004	2005

Israel	$ 5,619	$ 5,239
Europe	828	751
U.S.A.	547	561
Japan	417	280
Other	129	124

	$ 7,540	$ 6,955

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-

SELECTED STATEMENTS OF OPERATIONS DATA

a.

Research and development costs:

	Year ended December 31,
	2003	2004	2005

Total costs	$ 7,086	$ 7,317	$ 7,642
Less - capitalization of software costs	(2,311)	(3,472)	(3,909)

Research and development, net	$ 4,775	$ 3,845	$ 3,733

b.

Financial income (expenses), net:

Interest and bank charges	$ 10	$ (157)	$ (117)
Gain (loss) arising from foreign currency transactions	297	1,069	(694)

Financial income (expenses),net	$ 307	$ 912	$ (811)

NOTE 15:-

COMMITMENTS AND CONTINGENTIES

a.

Lease commitments:

Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2005, are as follows:

2006	1,760
2007	1,353
2008	950
2009 and thereafter	802

4,865

Rent expenses for the years ended December 31, 2003, 2004 and 2005, were approximately $ 1,825, $ 1,844 and $ 1,490, respectively.

b.

Guarantees:

1.

The Company has provided a guarantee to a bank in the amount of $ 100 in respect of the Fund for the Encouragement of Marketing Activities of Israel's Ministry of Industry and Trade ("the Fund"), as collateral for the Company's obligation to the Fund. The guarantee is valid until the beginning of 2006, with an option for an extension by the Fund.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-

COMMITMENTS AND CONTINGENCIES (Cont.)

          The Company has provided three of its clients with bank guarantees totaling $ 47, of which $8 is linked to the NIS and valid through March 2006 and $ 39 is linked to the dollar and valid through November 2006.

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

1.

During 2004, an Israeli company has filed a lawsuit against the Company in the Tel-Aviv District Court for the amount of NIS 8 million (approximately $ 1,840), with a possibility to increase the lawsuit's amount to NIS 16,989,356 (approximately $ 3,900), for recovery of damages caused to plaintiff by the Company's failure to integrate a software system. At this point, the Company's legal advisors are not able to assess the outcome of this lawsuit.

2.

During 2005, a former employee of the Company's subsidiary, Magic Inc., filed a lawsuit against the subsidiary for punitive damages. The lawsuit is being heard in a Court in California. As of December 31, 2005, the Company's management based on its legal advisors cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

3.

During 2006, a client of the Company's subsidiary, CarPro Systems Ltd., has filed with the Magistrate's court in Tel Aviv, Israel, a lawsuit against the subsidiary in the amount of $ 212. The lawsuit is in its initial stages, therefore the Company's management, based on its legal advisors, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

e.

Royalty commitments:

1.

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2005, the remaining contingent obligation of the Company amounted to $ 505.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 15:-

COMMITMENTS AND CONTINGENCIES (Cont.)

2.

The Company is committed to pay royalties to Enformia Software Ltd. ("Enformia") in the amount of 40% regarding any sale of products related to the IPR purchased from Enformia and to comply with all of the terms required by the Office of the Chief Scientist ("OCS") in connection with its grants to Enformia.

As of December 31, 2005, the aggregate contingent liability to the OCS, in regards to Enformia products, amounted to $ 52. Through December 31, 2005, the Company has paid and accrued royalties to Enformia, in regards to sales of its product, in the amount of $ 114.

3.

The Company is committed to pay royalties in the amount of 1.75% of gross sales of the Hermes application, including license fees and all services fees for a period of 5 years. Through December 31, 2005, the Company has paid and accrued royalties to Hermes, in regards to sales of the product, in the amount of $127 (see Note 1e).

NOTE 16:-

NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,
	2003	2004	2005

Numerator for basic and diluted earnings (loss) per share – net income (loss) available to shareholders	$ 3,067	$ 4,090	$ (4,607)

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	29,624	31,029	31,124
Effect of dilutive securities	285	1,397	*) -

Denominator for diluted net earnings (loss) per share	29,909	32,426	31,124

Basic and diluted net earnings (loss) per share	$ 0.10	$ 0.13	$ (0.15)

*)

Anti dilutive.

NOTE 17:-

RELATED PARTIES

In July 2005, the Company signed a memorandum of understanding with a related party, to implement the ERP system in a total consideration of $ 670. In 2005, the Company performed only part of the project in the amount of $ 165.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-

SUBSEQUENT EVENTS (UNAUDITED)

In February 2006, in consideration of $ 1,900, the Company purchased an additional 16.11% equity interest in AAOD. As a result, the Company's interest in AAOD's share capital increased to 100%. The purchase consideration was allocated to customer relations.

i

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliated company as of December 31, 2005:

Name of company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
MSE Holdings, INC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l.	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz*)	100	Hungary
CarPro Systems Ltd. *)	90.48	Israel
Advanced Answers On Demand Holding Corp. *)	84	U.S.A
Nextstep Infotech Prt. Ltd.	40	India

*)

See Notes 1 and 18.

- - - - - - - - - - - - - -

F:\W2000\w2000\1461\M\05\E$12.doc

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:

/s/ David Assia

Name:

David Assia

Title:

Acting Chief Executive Officer

Dated: April 5, 2006

6062439.2	#

Exhibit 8

List of Subsidiaries of the Registrant

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of the registrant subsidiaries:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	United States	100%
CoreTech Consulting Group, LLC	United States	100%
CoreTech Consulting Group, Inc.	United States	100%
MSE Holdings, Inc.	United States	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	90.48%
Advanced Answers on Demand Holding Corporation	United States	100%
Nextstep Infotech Prt. Ltd.	India	40%
Magic BMS Informatikai Kft.	Hungary	19.9%

Exhibit 12.1

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, David Assia, certify that:

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

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

Date: April 5, 2006

/s/ David Assia*

David Assia

Acting Chief Executive Officer

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

6062439.2

Exhibit 12.2

CERTIFICATION PURSUANT TO

SECTION 302(a) OF THE SARBANES-OXLEY ACT OF 2002

I, Ziv Zviel, certify that:

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

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated Subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

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

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date: April 5, 2006

/s/ Ziv Zviel*

Ziv Zviel

Acting Chief Financial Officer

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

6062439.2

Exhibit 13.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, David Assia, Acting Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ David Assia*

David Assia

Acting Chief Executive Officer

April 5, 2006

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

6062439.2

Exhibit 13.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Magic Software Enterprises Ltd. (the “Company”) on Form 20-F for the period ending December 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Ziv Zviel, Acting Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)  The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)  The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Ziv Zviel*

Ziv Zviel

Acting Chief Financial Officer

April 5, 2006

*

The originally executed copy of this Certification will be maintained at the Company’s offices and will be made available for inspection upon request.

6062439.2

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd. (the “Company”), of our report dated April 5, 2006 with respect to the consolidated financial statements of the Company as of December 31, 2005, which report appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005.

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel Aviv, Israel

April 5, 2006

6062439.2

Exhibit 15.2

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated 27th. March 2006, with respect to the financial statements of Magic Software Enterprises (UK) Limited as of December 31, 2005, which report appears in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ LEVY COHEN & CO.

LEVY COHEN & CO.

Registered Auditors

4th. April 2006

6062439.2

Exhibit 15.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated 27th. March 2006, with respect to the financial statements of Hermes Logistics Technologies Limited as of December 31, 2005, which report appears in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ LEVY COHEN & CO.

LEVY COHEN & CO.

Registered Auditors

4th. April 2006

6062439.2

Exhibit 15.4

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated January 21, 2005 with respect to the financial statements of Magic Software Japan K.K. as of December 31, 2003 and 2004 and for the two years ended December 31, 2004, which report appears in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ ASG Audit Corporation

ASG Audit Corporation

Registered Auditors

Tokyo, Japan

April 3, 2006

Exhibit 15.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated 28th January 2004 with respect to the financial statements of Magic Benelux B.V. as of December 31, 2003 and for the year then ended and our report dated 6th February 2006 with respect to the financial statements of Magic Benelux B.V. as of December 31, 2005 and for the year then ended, which reports appear in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ Mock & Partners International

Mock & Partners International

Registered Accountants

Amsterdam, The Netherlands

5th April 2006

Exhibit 15.6

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated March 30, 2006, with respect to the financial statements of Magic (Onyx) Magyarország Szoftverház Kft. as of December 31, 2005, which report appears in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ Mária Négyessy

Mária Négyeffy

Registered Auditors

April 4, 2006

Exhibit 15.7

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552 and 333-132221) of Magic Software Enterprises Ltd., of our report dated 6th February, 2006, with respect to the financial statements of Magic Italy Srl as of December 31, 2005, which report appears in the Annual Report on Form 20-F of Magic Software Enterprises Ltd. for the year ended December 31, 2005.

/s/ Federico Pozzi

Federico Pozzi

Revisore Ufficiale dei Conti

April 5, 2006