Form 20-F
period 2006-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2007-06-26
CIK 876779

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                    FORM 20-F

[_]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                                       OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________

[_]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
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

        Title of each class            Name of each exchange on which registered
 ORDINARY SHARES, NIS 0.1 PAR VALUE              NASDAQ GLOBAL MARKET

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act: NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     ORDINARY SHARES, PAR VALUE NIS 0.01 PER SHARE...............31,323,845
                            (as of December 31, 2006)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                               Yes [_]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                               Yes [X]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [_] Accelerated filer [_] Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                           Item 17 [_]     Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                               Yes [_]     No [X]

This annual report on Form 20-F is incorporated by reference into the registrant's Registration Statements on Form S-8, Registration Nos. 333-13270,
333-11220, 333-1946, 333-10794, 333-113552 and 333-132221.

                                  INTRODUCTION

     Magic Software Enterprises Ltd. develops, markets and supports composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems. Our products and services are available through a global network of subsidiaries, distributors and software solution providers in approximately 100 countries. As used in this annual report, the terms "we," "us," "our," and Magic mean Magic Software
Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

     Over the last twenty-four years we have developed an application development and deployment technology, which is a metadata driven, rule based platform and development framework. During that period, a broad community of independent software vendors, or ISVs, and customers worldwide, have been using our rapid application development and deployment technology and products. In
2002, we recognized that the software application market was changing.
Organizations had built up a wide array of systems that needed to communicate with each other more efficiently in order to streamline business processes, improve productivity and ultimately reduce costs and increase business revenues.
The demand for technology enablement was no longer coming exclusively from the information technology, or IT, department, but from businesses charged with improving operations. In order to address the needs of both developers and business users, we added to our eDeveloper two additional layers, orchestration and graphical process design, as well as an activity monitoring service, and created iBOLT a single, unified and highly scalable development and business integration suite. iBOLT allows our customers to implement application integration layers, create service oriented architectures and manage end-to-end processes.

     We have obtained trademark registrations for Magic(R) in the United States as well as in Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand
and the United Kingdom. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels.

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

     This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms "anticipate,"
"believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.
We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in
Item 3D. "Key Information - Risk Factors"

                                TABLE OF CONTENTS

PART I                                                                                        4

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                               4
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE                                             4
ITEM 3.   KEY INFORMATION                                                                     4
          A. SELECTED FINANCIAL DATA                                                          4
          B. CAPITALIZATION AND INDEBTEDNESS                                                  5
          C. REASONS FOR THE OFFER AND USE OF PROCEEDS                                        5
          D. RISK FACTORS                                                                     5
ITEM 4.   INFORMATION ON THE COMPANY                                                         14
          A. HISTORY AND DEVELOPMENT OF THE COMPANY                                          14
          B. BUSINESS OVERVIEW                                                               16
          C. ORGANIZATIONAL STRUCTURE                                                        26
          D. PROPERTY, PLANTS AND EQUIPMENT                                                  26
ITEM 4A.  UNRESOLVED STAFF COMMENTS                                                          27
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                       27
          A. RESULTS OF OPERATIONS                                                           27
          B. LIQUIDITY AND CAPITAL RESOURCES                                                 42
          C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES                                  44
          D. TREND INFORMATION                                                               45
          E. OFF-BALANCE SHEET ARRANGEMENTS                                                  45
          F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS                                   45
ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                         45
          A  DIRECTORS AND SENIOR MANAGEMENT                                                 45
          B. COMPENSATION                                                                    48
          C. BOARD PRACTICES                                                                 49
          D. EMPLOYEES                                                                       56
          E. SHARE OWNERSHIP                                                                 57
ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                                  60
          A. MAJOR SHAREHOLDERS                                                              60
          B. RELATED PARTY TRANSACTIONS                                                      61
          C. INTERESTS OF EXPERTS AND COUNSEL                                                61
ITEM 8.   FINANCIAL INFORMATION                                                              61
          A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION                         61
          B. SIGNIFICANT CHANGES                                                             62
ITEM 9.   THE OFFER AND LISTING                                                              62
          A. OFFER AND LISTING DETAILS                                                       62
          B. PLAN OF DISTRIBUTION                                                            63
          C. MARKETS                                                                         63
          D. SELLING SHAREHOLDERS                                                            64
          E. DILUTION                                                                        64
          F. EXPENSE OF THE ISSUE                                                            64
ITEM 10.  ADDITIONAL INFORMATION                                                             64
          A. SHARE CAPITAL                                                                   64
          B. MEMORANDUM AND ARTICLES OF ASSOCIATION                                          64
          C. MATERIAL CONTRACTS                                                              66
          D. EXCHANGE CONTROLS                                                               66
          E. TAXATION                                                                        67
          F. DIVIDEND AND PAYING AGENTS                                                      76
          G. STATEMENT BY EXPERTS                                                            76
          H. DOCUMENTS ON DISPLAY                                                            76
          I. SUBSIDIARY INFORMATION                                                          76
ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS                         77
ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES                             77

PART II                                                                                      77

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                                    77
ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS       77
ITEM 15.  CONTROLS AND PROCEDURES                                                            77
ITEM 15T. CONTROLS AND PROCEDURES                                                            77
ITEM 16.  RESERVED                                                                           78
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                                   78
ITEM 16B. CODE OF ETHICS                                                                     78
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES                                             78
ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE         79
ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS              79

PART III                                                                                     79

ITEM 17.  FINANCIAL STATEMENTS                                                               79
ITEM 18.  FINANCIAL STATEMENTS                                                               79
ITEM 19.  EXHIBITS                                                                           79
S I G N A T U R E S                                                                          81

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A.   SELECTED FINANCIAL DATA

     The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. You should read the selected consolidated financial data set forth below together with Item 5. "Operating and
Financial Review and Prospects" as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

     We have derived the following consolidated income statement data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2002 and
2003 and the consolidated balance sheet data as of December 31, 2002, 2003 and
2004 from our audited consolidated financial statements that are not included in this annual report.

INCOME STATEMENT DATA:

                                                                            YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                      2002            2003            2004           2005            2006
                                                    --------        --------        --------       --------        --------
                                                         (U.S. DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Revenues:
   Software                                         $ 15,136        $ 19,712        $ 20,614       $ 16,803        $ 15,853
   Applications                                        7,355           7,277           7,408          8,300           6,483
   Maintenance and technical support                  10,882          10,853          12,555         14,376          14,935
   Consulting services                                26,631          25,548          24,590         21,511          24,454
                                                    --------        --------        --------       --------        --------
     Total revenues                                   60,004          63,390          65,167         60,990          61,725
                                                    --------        --------        --------       --------        --------
Cost of revenues:
   Software                                            3,318           3,943           4,742          4,412           4,014
   Applications                                        2,334           1,162           1,720          4,071           3,002
   Maintenance and technical support                   4,100           2,580           3,199          2,679           3,615
   Consulting services                                19,239          16,454          15,818         15,514          18,087
                                                    --------        --------        --------       --------        --------
     Total cost of revenues                           28,991          24,139          25,479         26,676          28,718
                                                    --------        --------        --------       --------        --------
Gross profit                                          31,013          39,251          39,688         34,314          33,007
                                                    --------        --------        --------       --------        --------
Operating expenses:
   Research and development, net                       5,336           4,775           3,845          3,733           3,942
   Sales, marketing, general and administrative       30,694          30,814          32,541         34,842          32,349
   Restructuring and impairment
     and other non-recurring costs                     1,123               -               -              -           2,157
                                                    --------        --------        --------       --------        --------
Operating income (loss)                               (6,140)          3,662           3,302         (4,261)         (5,441)
Financial income (expense), net                          958             307             912           (811)            410
Other income (expenses)                                    -             (42)              -          1,169             278
                                                    --------        --------        --------       --------        --------
Income (loss) before taxes on income                  (5,182)          3,927           4,214         (3,903)         (4,753)
Income taxes                                            (384)            230             281            491             325
                                                    --------        --------        --------       --------        --------
Income (loss) after taxes on income                   (5,566)          3,697           3,933         (4,394)         (5,078)
Equity in earnings (losses) of affiliates               (108)            (36)             79             19             (15)
Minority interest in losses (earnings)
    of subsidiaries                                       11            (594)             78           (232)            (57)
Net income (loss)                                   $ (5,663)       $  3,067        $  4,090       $ (4,607)       $ (5,006)
                                                    ========        ========        ========       ========        ========
Basic net earnings (loss) per share                 $  (0.19)       $   0.10        $   0.13       $  (0.15)       $  (0.16)
Diluted net earnings (loss) per share               $  (0.19)       $   0.10        $   0.13       $  (0.15)       $  (0.16)
Shares used to compute basic earnings
   (loss) per share                                   29,690          29,624          31,029         31,124          31,184
Shares used to compute diluted earnings
   (loss) per share                                   29,690          29,909          32,426         31,124          31,184

BALANCE SHEET DATA:

                                                                            AT DECEMBER 31,
                                                      -----------------------------------------------------------
                                                      2002          2003         2004          2005          2006
                                                      ----          ----         ----          ----          ----
                                                                     (U.S. DOLLARS IN THOUSANDS)

Working capital                                     $23,200       $16,798       $19,852       $13,471       $ 8,641
Cash, cash equivalents, short term deposits
and marketable securities                            24,785        13,581        12,803        13,865        12,880
Total assets                                         84,522        77,800        80,285        73,723        69,911
Shareholders' equity                                 61,021        53,924        59,547        52,305        47,644

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
ANY OF THE FOLLOWING RISKS. IN THAT CASE, THE VALUE OF OUR ORDINARY SHARES COULD
DECLINE, AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS AND OUR INDUSTRY

WE HAVE A HISTORY OF LOSSES AND MAY NOT BE ABLE TO ACHIEVE OR SUSTAIN
PROFITABILITY IN THE FUTURE.

     In the year ended December 31, 2006, we recorded a net loss of approximately $5.0 million. We have incurred losses in three out of the last five years and we may not be able to achieve or sustain profitability in the future.

WE HAVE A HISTORY OF QUARTERLY FLUCTUATIONS IN OUR RESULTS OF OPERATIONS AND
EXPECT THESE FLUCTUATIONS TO CONTINUE.

     We have experienced and in the future may continue to experience significant fluctuations in our quarterly results of operations and we expect these fluctuations to continue. Factors that may contribute to fluctuations in our quarterly results of operations include:

     o    The size and timing of orders;

     o    The high level of competition that we encounter;

     o    The timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

     o    Market acceptance of our new products, applications and services;

     o    The purchasing patterns and budget cycles of our customers and end-users;

     o    Seasonality in our revenues, with the third quarter typically having lower levels of revenues due to the summer months in Europe;

     o    The mix of product sales;

     o    Exchange rate fluctuations; and

     o    General economic conditions.

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

     o    Expand our operational, management, financial, marketing and research and development functions;

     o    Train, motivate, manage and retain qualified employees; and

     o    Hire additional personnel.

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

WE MAY NOT SUCCEED IN INCREASING OUR MARKET SHARE IN THE BUSINESS INTEGRATION
AND PROCESS MANAGEMENT MARKETS WITH OUR IBOLT PRODUCTS, OR LEVERAGE OUR
EXPERIENCE IN THE COMPOSITE APPLICATIONS FIELD.

     During 2003, we launched the iBOLT Integration Suite, which provides business integration and process management solutions to mid-size and large organizations. In 2004, we launched iBOLT Version 2.0, and in 2005 we released both iBOLT Version 2.5 and iBOLT Special Edition for SAP Business One. We are
currently developing the next release of iBOLT, which we expect to release during the latter part of 2007.

     The business integration and BPM markets in which we compete are extremely competitive and subject to rapid changes. Our competitors utilize varying approaches to the provision of technology to business integration and BPM markets. We may not have the resources, skills and product variety required to successfully increase our market share in these markets. We do not have a long history of selling products in the business integration and process management markets and we will have to devote substantial resources to educating prospective customers and the market about our products' benefits. In addition, even if we succeed in convincing prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them for technical, cost, support or other reasons.

     To succeed in these markets, we will need to:

     o    Further develop and improve our expertise in marketing and selling integration technology;

     o    Recruit, develop and cultivate additional system integrators who will serve as market and sales channels of integration projects for prospective customers; and

     o    Effectively establish and enhance relationships with technological partners and application vendors, which will extend our value proposition and assist us in reaching more customers.

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

CHANGES IN THE RATIO OF OUR REVENUES GENERATED FROM DIFFERENT REVENUE ELEMENTS
MAY ADVERSELY AFFECT OUR GROSS PROFIT MARGINS.

     We derive our revenues from the sale of software licenses, applications, maintenance and technical support and consulting services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses and maintenance and technical support have higher gross margins than our revenues from the sale of consulting services. If the relative proportion of our revenues from the sale of consulting services increases as a percentage of our total revenues, our gross profit margins will decline. Our software licenses revenues include the sale of the third party software license sales, which have a lower gross margin than the sales of our software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin.

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

OUR EFFORTS TO INCREASE OUR PRESENCE IN THE UNITED STATES, EUROPE AND ASSIA MAY
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

RAPID TECHNOLOGICAL CHANGES MAY ADVERSELY AFFECT THE MARKET ACCEPTANCE OF OUR
PRODUCTS AND SERVICES.

     We compete in a market that is characterized by rapid technological change.
The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

     o    Supporting existing and emerging hardware, software, databases and networking platforms; and

     o    Developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new markets and changing customer requirements.

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

WE RELY ON THIRD PARTY TECHNOLOGY LICENSES.

     We incorporate software that we license from third parties into our technology. If we lose, or are unable to maintain any software licenses, we could suffer harm until equivalent software can be developed, identified, licensed and integrated. Loss of third party software licensing would materially adversely affect our business, financial condition and results of operations.

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

THIRD PARTIES MAY CLAIM THAT WE INFRINGE UPON THEIR INTELLECTUAL PROPERTY
RIGHTS.

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

WE MAY ENCOUNTER DIFFICULTIES WITH OUR INTERNATIONAL OPERATIONS AND SALES.

     While our principal executive offices are located in Israel, 95% of our sales in 2004 and 93% of our sales in 2005 and 2006 were generated from other countries. This subjects us to many risks inherent to international business activities, including:

     o    Limitations and disruptions resulting from the imposition of government controls;

     o    Changes in regulatory requirements;

     o    Export license requirements;

     o    Economic or political instability;

     o    Trade restrictions;

     o    Changes in tariffs;

     o    Currency fluctuations;

     o    Difficulties in the collection of receivables;

     o    Greater difficulty in safeguarding intellectual property; and

     o    Difficulties in managing overseas subsidiaries and international operations.

     We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors.

WE ARE CONTROLLED BY FORMULA SYSTEMS (1985) LTD.

     Formula Systems (1985) Ltd., whose shares trade on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, directly owns 15,750,989 or 50.10% of our outstanding ordinary shares. Formula Systems Ltd. is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the general ability to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

COMPLIANCE WITH CORPORATE GOVERNANCE REGULATIONS COULD INCREASE THE COST OF OUR
OPERATIONS.

     As a result of certain corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our accounting and legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments.
When we are required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

     o    Quarterly variations in our operating results;

     o    Operating results that vary from the expectations of securities analysts and investors;

     o    Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

     o    Announcements of technological innovations or new products by us or our competitors;

     o    Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

     o    Changes in the status of our intellectual property rights;

     o    Announcements by third parties of significant claims or proceedings against us;

     o    Additions or departures of key personnel;

     o    Future sales of our ordinary shares;

     o    Stock market price and volume fluctuations; and

     o    General trends of the stock markets.

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

WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS ON OUR ORDINARY SHARES IN THE
FORESEEABLE FUTURE.

     We do not anticipate paying any cash dividends on our ordinary shares in the foreseeable future under our current financial condition. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

OUR ORDINARY SHARES ARE TRADED ON MORE THAN ONE MARKET AND THIS MAY RESULT IN
PRICE VARIATIONS.

     Our ordinary shares are traded primarily on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Market, and New
Israeli Shekels, or NIS, on the Tel Aviv Stock Exchange), and at different times
(resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets may differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

RISKS RELATING TO OUR LOCATION IN ISRAEL

CONDUCTING BUSINESS IN ISRAEL ENTAILS SPECIAL RISKS.

     We are incorporated under the laws of, and our executive offices and research and development facilities are located in, the State of Israel.
Although most of our sales are made to customers outside Israel, we are influenced to a limited extent by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, or the interruption or curtailment of trade between Israel and its present trading partners.

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. Any future armed conflict, political instability or violence in the region may have a negative effect on those research and development activities that we conduct in
Israel and may adversely affect our share price.

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

WE MAY BE ADVERSELY AFFECTED IF THE RATE OF INFLATION IN ISRAEL EXCEEDS THE RATE
OF DEVALUATION OF THE NEW ISRAELI SHEKEL AGAINST THE U.S. DOLLAR.

     A portion of our expenses, primarily labor expenses, is incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. In 2004 and
2006, the U.S. dollar devaluated against the NIS by 1.6% and 8.2%, respectively, while in 2005, the U.S. dollar appreciated against the NIS by 6.8%. We may be materially and adversely affected in the future if the rate of inflation in
Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

WE CURRENTLY BENEFIT FROM GOVERNMENT TAX BENEFITS, WHICH MAY BE DISCONTINUED OR
REDUCED IN THE FUTURE.

     We are currently eligible to receive tax benefits under Government of
Israel programs. In order to maintain our eligibility for these tax benefits, we must continue to meet specific conditions, including making specified investments in fixed assets. If we or our subsidiary fail to comply with these conditions in the future, the tax benefits received could be canceled and we could also be required to pay significantly increased taxes for prior years and for the future.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS
MAY BE DIFFICULT TO OBTAIN.

     We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this annual report reside outside the United
States. Service of process upon them may be difficult to effect within the
United States. Furthermore, most of our assets and the assets of some of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see "Enforceability of
Civil Liabilities."

PROVISIONS OF ISRAELI LAW MAY DELAY, PREVENT OR MAKE DIFFICULT AN ACQUISITION OF
US, WHICH COULD PREVENT A CHANGE OF CONTROL AND THEREFORE DEPRESS THE PRICE OF
OUR SHARES.

     Israeli corporate law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to these types of transactions.
Furthermore, Israeli tax considerations may make potential transactions unappealing to us or to some of our shareholders. These provisions of Israeli corporate and tax law may have the effect of delaying, preventing or complicating a merger with, or other acquisition of, us. This could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law.

YOUR RIGHTS AND RESPONSIBILITIES AS A SHAREHOLDER WILL BE GOVERNED BY ISRAELI
LAW AND DIFFER IN SOME RESPECTS FROM THE RIGHTS AND RESPONSIBILITIES OF
SHAREHOLDERS UNDER U.S. LAW.

     We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company's articles of association, increases in a company's authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders' general meeting's approval.
In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company's articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

AS A FOREIGN PRIVATE ISSUER WHOSE SHARES ARE LISTED ON THE NASDAQ GLOBAL MARKET,
WE MAY FOLLOW CERTAIN HOME COUNTRY CORPORATE GOVERNANCE PRACTICES INSTEAD OF
CERTAIN NASDAQ REQUIREMENTS.

     As a foreign private issuer whose shares are listed on The NASDAQ Global
Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and
Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of the board of directors, director nomination procedure, compensation of officers, and quorum at shareholders' meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     We were incorporated under the laws of the State of Israel in February 1983 as Mashov Software Export (1983) Ltd. and we changed our name to Magic Software
Enterprises Ltd. in 1991. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or
Yehuda 60218, Israel, and our telephone number is +972-3-538-9292. Our address on the Internet is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

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

     Our technology and applications based on our technology are used by independent software vendors and thousands of enterprises in approximately 100 countries. We refer to these vendors and enterprises as the Magic community. We also provide maintenance and technical support as well as professional services to the Magic community.

     We develop, market and support eDeveloper, a software development and deployment technology, and iBOLT, a technology for business integration and BPM.

     eDeveloper enables the rapid development and deployment of business applications. The eDeveloper technology can be deployed on multiple platforms operating with interoperability under various information technology, or IT, architectures and can operate on multiple databases. During 2006, we released
eDeveloper Version 10, which highlights SOA architecture. eDeveloper Version 10 supports enhanced compliance with industry standards, provides improved functionality in comparison to prior versions and provides a composite application development environment. In March 2006, we performed a controlled and limited release of eDeveloper Version 10 Enterprise edition to a selection of representative customers and we supported them during the porting of their applications to the new version. eDeveloper Version 10 Enterprise edition became generally available in the third quarter of 2006. In February 2007, we released two new editions of eDeveloper Version 10, the Discovery edition and Xpress edition, which target different developer needs. The Discovery edition is targeted at students, new developers and those developing basic Windows client and web applications for personal use. The Xpress edition is designed to meet the needs of users developing and deploying small- to mid-scale desktop and web applications that are based on either Pervasive or MySQL tables. eDeveloper
Xpress is affordable for small- and home-office developers.

     iBOLT provides affordable business integration solutions to mid-sized and large enterprises and system integrators. As a comprehensive suite, iBOLT allows the seamless integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In 2005, we released iBOLT
Version 2.5. In addition, during 2006 we continued to develop the iBOLT channel and entered into agreements with approximately 100 system integrators, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers. During the last two years we have developed a new version of iBOLT, Version 3, which we expect to release in the latter part of 2007.

     During 2004, we entered into a partnership with SAP, an international provider of business software solutions. The agreement focused on providing a special edition of iBOLT as a collaborative platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses. In January 2005, we launched iBOLT Special Edition for the SAP Business One product and subsequently expanded and intensified our joint activities with SAP worldwide. The iBOLT Special Edition was accepted by the SAP community with enthusiasm, and our company was awarded by SAP the ISV
Partner Leadership in Innovation 2005 award.

     During 2006, our software was recognized by SAP for the best overall achievement in quality and excellence among SAP Business One software solution partners with the SAP Software Solution Partner Quality Excellence Award. Our
iBOLT Special Edition partner program was endorsed by over 150 SAP Business One resellers across the globe who have signed a partnership agreement with us and became a significant new addition to the Magic partner community. In the beginning of 2007, we announced a new iBOLT Special Edition for SAP R/3 ERP software and we received SAP's xAPPS certification.

     During 2006, we continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer business partner program and as a Member
Partner of IBM Partnerworld for Software. IBM has awarded us with its
ServerProven(R) certification for our eDeveloper and iBOLT products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs. During
2006, we also became part of IBM's System i Tools Innovation Program.

     In July 2006, we and IBM entered into a global distribution and original equipment manufacturer, or OEM, agreement, under which we will bundle IBM's DB2
Express with our eDeveloper Version 10 Composite Applications platform. In
December 2006, as part of our activities with the IBM System i customers and business partners, we released our JDE Connect, a fully functional version of our iBOLT integration technology targeted to users of JD Edwards Enterprise One
Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

     In March 2007, we qualified for the IBM Business Partner SOA Specialty. For this specialty, IBM selects business partners who market SOA content, services, or both that demonstrate compatibility with or complement the IBM SOA Foundation products, who endorse the IBM SOA strategy, and whose marketing activities IBM determines to be in agreement with its own. We offer SOA capabilities in the
System i (iSeries / AS/400) market and we qualified for this specialty with respect to one of our SOA projects that was performed in France during 2006.

     In January 2006, we increased our holdings from 83.88% to 100% in our subsidiary Advanced Answers on Demand Holding Corporation, a Florida corporation that develops and markets application software targeted at the long-term care industry.

     In June 2006, we sold our customer relationship management, or CRM, activity in Israel and abroad to eContact Software Ltd.. Under the agreement,
eContact Software Ltd. undertook to pay $0.2 million for this activity.

     In December 2006, we completed the sale of the assets and liabilities of our 90.48%-held subsidiary, CarPro System Ltd., including the intellectual property of the RentPro and LeasePro software that includes functions usually required by multi-facility car and truck rental companies worldwide and its customer base, to CarPro Systems International B.V., its distributor in the
Benelux. Under the agreement, the purchaser undertook to pay a total of $1.75 million.

     In January 2007, we sold the intellectual property relating to the technology known as iBolt Portal to Axcepia Technologies Ltd. Under the agreement, in consideration for the transfer and assignment of our rights in and to the technology, the buyer agreed to pay us a commission equal to 50% of the revenues of the buyer derived from sales to customers who were introduced to the buyer by us of licenses to use the iBolt Portal technology for a period of five years as of the date of the agreement. In addition, commencing as of six months from the date of the agreement, the buyer will pay us a commission equal to 20%
of the revenues of the buyer derived from the maintenance and support services relating to the iBolt Portal technology provided by the buyer for a period of five years as of the date of the agreement.

     On May,24, 2007,we sold our 5% shares ownership in e-Money to Mr. Uchil in consideration of $11,760.

     The activities described above were part of our strategy to focus on our core products. In the fourth quarter of 2006, we announced a restructuring and impairment plan designed to increase our profitability by focusing on the marketing and sale of our flagship products. The restructuring and impairment included the appointment of three new members to our board of directors in
January 2007 and the appointment of a new chief executive officer who will begin to serve in such capacity on July 1, 2007.

B.   BUSINESS OVERVIEW

INDUSTRY OVERVIEW

     In recent years the multiplication of enterprise applications has lead to a level of complexity in enterprises' information system that is actually obstructing business progress and evolution, reducing business agility and is often resulting in multiple versions of similar data objects such as customer records. We believe that one of the main challenges the modern enterprise faces today is "creating a single view of the truth", which is the better way to make effective and relevant business decisions. Business integration is employed to facilitate this. Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises. Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly. This constituted a barrier to small and medium enterprises, who could not afford to embark on such projects. Yet, given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions. We recognized this trend and emerging need when we designed iBOLT, and are one of the first vendors to provide business integration solutions to small and medium enterprises.

     Another major evolution in enterprises is the trend of reusing information technology, or IT, assets, such as enterprise applications, driving the move towards SOA (service-oriented architectures) and "applistructures".
Applistructures are the merger of enterprise-application and infrastructure technology. Due to the large investments in enterprise applications, such as ERP
(enterprise resource planning) and CRM (customer relationship management), on the one hand, and the accelerating business change, on the other, organizations need to find a way to continue to leverage and amortize their IT investments while increasing their ability to change business processes and support new ones. The software industry's response is a new breed and paradigm of application development, service oriented development of applications, or SODA, and composite applications, based on metadata, which is data that describes data
(similar to a table of content describing a book), rather than traditional programming. We have developed and enhanced this paradigm over the last twenty years, and we believe that we have the one of the largest installed base of products employing such technology.

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

     o    With the launch of iBOLT, we started a repositioning process from the application development field to the business integration and process management field, which are, presently converging, from a technology perspective, to the composite application field. Products in these filed require a service-oriented architecture, application integration capabilities, process management, orchestration capabilities, and information delivery capabilities. Our technology and products provide all of these capabilities.

OUR SOLUTION

     Our eDeveloper and iBOLT technologies offer system integrators, software developers and end-users of deployed applications the following benefits:

     o    SHORTER TIME TO MARKET. We believe that our technology and products allow enterprises to prototype and develop, integrate and deploy complex, mission-critical components and applications rapidly and in a cost-effective manner. Most program functionality that usually requires repetitive, tedious coding is provided by our underlying core technology, eDeveloper. In today's dynamic and competitive business environment, the development community is under pressure to produce and integrate applications faster and with more meaningful business processes and information than ever before, while reducing costs. This requires organizations to build a service-oriented architecture and develop on top of it composite applications. Both eDeveloper and iBOLT enable organizations to meet these needs.

     o    SCALABILITY AND ADAPTABILITY. Applications developed and integrated with eDeveloper and iBOLT can be easily modified as business requirements change, computing environments evolve and end-user usage and transaction volumes increase. As a result, implementations of our technology can be quickly adapted to support increased functionality and wider use throughout an organization. Applications developed with our products can grow within an enterprise from the departmental level to the enterprise level by accommodating additional platforms, databases and operating systems and increased usage and application complexity. Our technology also enables partitioning of applications by allowing application logic to be distributed across a system in order to achieve optimal system performance and flexibility. Our
          eDeveloper and iBOLT technologies enable enterprises to respond quickly to unanticipated changes in their business requirements to protect their investments in software and hardware.

     o    PORTABILITY. We designed our products to enable enterprises to develop and integrate applications that can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform also can be deployed on other supported platforms. Simply changing the relevant parameters in an application and migrating the metadata accomplish porting an application developed with our technology from one platform to another. As a result, porting applications can be accomplished without the lengthy coding, compiling, linking and testing phases typically required with other development methodologies. Applications developed with our technology can also be partitioned across multiple platforms.
          Developers can therefore take advantage of the flexibility and performance advantages inherent in multi-tiered architectures. The portability of applications developed with our software development technology enables enterprises to migrate quickly to new computing environments without having to rewrite their applications.

     o    DATABASE ACCESS AND TECHNOLOGY INDEPENDENCE. eDeveloper and iBOLT
          allow enterprises to access and manipulate data from multiple databases, each based on a different technology, into a single integrated application. Developers and end-users can access multiple legacy and relational databases across the enterprise from within the same application and from within the same data view. Our technology can easily move data across platforms and convert the data from one database format to another.

     o    COMPREHENSIVENESS. Our technology delivers what enterprises need to achieve business integration into a single product stack, including a composite application framework, SODA, enterprise service bus (ESB, or also referred to as a message broker), enterprise application integration, BPM, and service and business activity monitoring. Our single product stack provides small and medium enterprises as well as large enterprises with top tier power, which is simple to learn and fast to deliver value even with small business budgets.

     o    INNOVATION AND EXPERIENCE. We provide a service oriented platform which includes application integration, business process management and composite applications, to rapidly develop, change and deploy solutions integrated with existing and legacy systems. We enable enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a SOA through application integration and BPM. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems.
          Our products are built on twenty years of research and development, as well as customer experience.

OUR STRATEGY

     Our goal is to achieve a leadership position in the software development and business integration and deployment technology markets. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

     o    Target midsize enterprises, with focus on organizations that require rapid solutions for critical projects at an affordable price;

     o    Focus our sales efforts on our core products iBOLT and eDeveloper;

     o    Focus our efforts on building a strong partner base of system integrators and resellers of our core technologies;

     o    Increase the number of software houses using eDeveloper to build their applications;

     o    Focus on our alliance with SAP. The SAP solutions for small businesses
          (such as the SAP Business One products) and midsize companies (such as the SAP R/3 solution and SAP All-In One solution) address a broad horizontal market. As a result of our alliance with SAP, our offerings and resources (such as sales, marketing and research and development)
          more effectively address the SAP market;

     o    Fortify our alliance with IBM, specifically with the server divisions of the System i/iSeries/AS/400 market, where we believe we have a strong competitive advantage. We intend to provide significant resources to increase our market share in the System i market; and

     o    Focus on recruiting software partners who will incorporate our iBOLT integration technology into their product offerings.

OUR PRODUCTS

     The driving principles behind our technology are:

     o    Abstraction - to hide complexity and facilitate change;

     o    Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

     o    Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

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

     During 2006, we released eDeveloper Version 10. In March 2006, we performed a controlled and limited release of eDeveloper Version 10 Enterprise edition to a selection of representative customers and we supported them during the porting of their applications to the new version. eDeveloper Version 10 Enterprise edition became generally available in the third quarter of 2006. In February
2007, we released two new editions of eDeveloper Version 10, the Discovery edition and Xpress edition, which target different developer needs. The
Discovery edition is targeted at students, new developers and those developing basic Windows client and web applications for personal use. The Xpress edition is designed to meet the needs of users developing and deploying small- to mid-scale desktop and web applications that are based on either Pervasive or
MySQL tables. eDeveloper Xpress is affordable for small- and home-office developers.

     eDeveloper Version 10 highlights SOA architecture, supports enhanced compliance with industry standards, provides improved functionality in comparison to prior versions and provides a composite application development environment. eDeveloper Version 10 further enhances our position as provider of service oriented development of applications (SODA) technology and the feature set provided by our iBOLT and eDeveloper product lines fully complies with the prevailing industry requirements of a comprehensive composite applications and
SOA platform. Gartner, a leading global information technology industry research and analyst firm, defines an integrated services environment, or ISE, as an integrated development platform or framework that is focused on developing applications using a composite (assemble-first) metaphor based on SOA and process centricity through a lightweight BPM. According to Gartner, ISEs should have a productivity layer that makes developers more productive through hiding complexity (such as frameworks or prepackaged functions), automation (or code-generation or parameterization), and simplification (such as visual modeling), and forms the basic value proposition of an ISE. Gartner further describes ISE as intended to be used by developers and business analysts alike together, but is targeted at process-centric developers. Through these products, the focus of the user shifts from writing code to assembling and managing business processes. Through these processes, flexible business solutions can be assembled or composed. In the beginning of 2006, Gartner recognized us as a visionary ISE vendor.

     Our technology, comprised of both iBOLT and eDeveloper, is a comprehensive and proven ISE in the market. It can be applied to the full range of software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing ISEs, we offer a coherent and unified toolset stemming from the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

     In December 2006, Forrester Research, a leading technology and market research company, named our software as a "Strong Performer" in its published report "Integration-Centric Business Process Management Suites." In all, 35
vendors were interviewed for the report, 13 qualified for review, and only five, including us, were rated as "Strong Performers." The report stated that our company's mid-market focus and pricing make it an appealing alternative and that our comprehensive coverage makes us a good fit for midsize companies looking for an all-in-one solution for their integration, BPM, and service-oriented architecture (SOA) needs. The report also noted our surprising number of strategic alliances for a vendor of that size and strong product roadmap

VERTICAL SOLUTIONS

     Some of our subsidiaries develop, market, and support vertical applications, including for long-term care, banking and cargo handling solutions.

     ADVANCED ANSWERS ON DEMAND HOLDING CORPORATION, our wholly-owned subsidiary, develops and markets application software targeted at the long-term care industry. Its comprehensive solution is designed to meet the management information needs of retirement homes, nursing homes, assisted living facilities, continuing care retirement communities, and home health and rehabilitation agencies.

     NEXTSTEP INFOTECH PVT. LTD., in which we have a 40% interest, develops and markets Cheq Mate(TM), a banking application that provides most of the functionality required to run a retail bank branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

     CORETECH CONSULTING GROUP LLC, our wholly-owned subsidiary, is an information technology consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

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

     We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of
eDeveloper and iBOLT projects through knowledge transfer. As part of our restructuring and impairment plan to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners.

     Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form joint ventures with our Magic solution providers who use our technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

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

     We offer an online support system for the Magic community, which provides members of the Magic community with the ability to instantaneously enter, confirm and track support requests via the Internet. It provides support to
Magic solution providers and end-users worldwide.

     TRAINING. We conduct formal and organized training on our development tools through the Magic University International. We develop courses, pertaining to our principal products, eDeveloper and iBOLT and provide trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student's own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training

CUSTOMERS, END-USERS AND MARKETS

     We market and sell our products and services in more than 100 countries worldwide. The following table presents our revenues by revenue type and geographical market for the periods indicated:

                                              YEAR ENDED DECEMBER 31,
                                        -----------------------------------
                                         2004          2005          2006
                                        -------       -------       -------
                                                  (In thousands)

Software sales                          $28,022       $25,103       $22,336
Maintenance and technical support        12,555        14,376        14,935
Consulting services                      24,590        21,511        24,454
                                        -------       -------       -------
    Total revenues                      $65,167       $60,990       $61,725
                                        =======       =======       =======

                                YEAR ENDED DECEMBER 31,
                         -----------------------------------
                          2004           2005         2006
                         -------       -------       -------
                                    (In thousands)

Israel                   $ 3,354       $ 4,013       $ 4,212
Europe                    25,698        23,186        21,887
United States             21,090        20,435        23,236
Japan                     11,450        10,107        10,223
Other                      3,575         3,249         2,167
                         -------       -------       -------
    Total revenues       $65,167       $60,990       $61,725
                         =======       =======       =======

     Industries that are significantly represented in our Magic community base include finance, government, health care, logistics, manufacturing media, retail and telecommunications. Our eDeveloper and iBOLT technologies are used by a wide variety of developers, integrators and solution providers who can be generally divided into two segments: in the first segment are those performing in-house development (corporate IT departments) and in the second segment are Magic solution providers, including large system integrators and smaller independent developers, and value added resellers, or VARs, that use our technology to develop or provide solutions to their customers. Magic solution providers who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

     Among the thousands of end-users running their business systems with our technology are the following: Adidas-Solomon, Allstate, Athlon Group, Burger
King, Club Med, Compass Group PLC, Danish Ministry of Economic, Deka Bank,
Euroclear, Financial Times, FMRP, Fraport AG, GAP, Hitachi, Johnson & Johnson,
John Menzies, Kodak, Marconi Mobile, Merrill Lynch, Matsushita, Minolta, NEC,
Nestle Nespresso, Nintendo, Philip Morris, TEVA, the State of Washington,
Vodafone, the United Nations, UPS and Victorinox.

SALES, MARKETING AND DISTRIBUTION

     We market and support our products through our own direct sales force in
Europe, India, Israel, Japan and the United States and through a network of distributors, Magic solution providers and system integrators in those countries and various other countries in Asia, Europe, Africa and Latin America. We sell and support our products directly through our subsidiaries in Israel, France,
Germany, Hungary, India, Japan, the Netherlands, the United Kingdom and the
United States, and through local distributors elsewhere.

     DIRECT SALES. We maintain a direct sales force that pursues local accounts and software solution providers. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. At March 31, 2007, we had approximately 60 sales personnel and also a team of ten sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force. Sales efforts are targeted at large enterprises performing internal application development and Magic solution providers who use our technology to develop solutions for their customers. We also employ an in-house and external telesales staff to sell to prospect accounts and to generate and qualify leads.

     INDIRECT SALES. We maintain an indirect sales channel for iBOLT, through system integrators, consultancies and service providers. In 2006, we dedicated five indirect sales personnel to develop this channel and by the end of the year we entered into agreements with approximately 150 entities.

     Some larger Magic solution providers may also resell development systems when selling applications requiring on-site development, maintenance, and diagnostics. We carry out marketing activities with our Magic solution providers and indirect channels, such as publishing solutions directories and newsletters.
We have a marketing program that supports Magic solution providers and supports
iBOLT general partners, and special partner program for those that are also SAP and IBM reseller/partners by providing a wide range of features and advantages in the areas of sales and marketing and technical knowledge transfer.

     DISTRIBUTORS. In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have approximately 25 distributors in Europe, Latin America and Asia, many of whom also act as Magic solution providers.

     MARKETING ACTIVITIES. We carry out a wide range of marketing activities aimed at generating awareness of our products and sales leads, including an extensive program of Internet-based webcasts, exhibitions, advertising and public relations, attendance at trade shows, fairs and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars. We also devote substantial efforts to marketing our products on the
Internet. We regularly advertise our products in prominent trade publications.
These activities are intended both to maintain the general public awareness of our products and to generate sales leads. We conduct distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.
These events are conducted approximately once a year.

     In order to foster improved relationships with our iBOLT channel partners, we periodically sponsor local events and other marketing programs and activities. On our corporate Internet website, we host an online solutions directory, which highlights applications developed by our Magic solution providers, and an information sharing section, which enables our Magic solution providers to participate alongside our representatives at trade shows and conferences.

STRATEGIC ALLIANCES

     The important strategic alliances formed by us to date include:

     SAP. During 2004, we entered into a partnership with SAP that focused on providing a special edition of iBOLT as a collaboration platform for the SAP
Business One product, an integrated business management solution designed specifically for small and midsize businesses. In January 2005, we launched
iBOLT Special Edition for the SAP Business One product and subsequently expanded and intensified our joint activities with SAP worldwide. The iBOLT Special
Edition was accepted by the SAP community with enthusiasm, and our company was awarded by SAP the ISV Partner Leadership in Innovation 2005 award. During 2006, our software was recognized by SAP for the best overall achievement in quality and excellence among SAP Business One software solution partners with the SAP
Software Solution Partner Quality Excellence Award. Our iBOLT Special Edition
partner program was endorsed by over 150 SAP Business One resellers across the globe who have signed a partnership agreement with us and became a significant new addition to the Magic partner community. In the beginning of 2007, we announced a new iBOLT Special Edition for SAP R/3 ERP software and we received
SAP's xAPPS certification.

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

     IBM. During 2006, we continued to work closely with IBM as an Advanced
Partner of the IBM Partnerworld for Developer business partner program and as a
Member Partner of IBM Partnerworld for Software. In the past, we have received the highest approval rating from IBM Alliance Shareholder/400 technical teams in
Rochester for our adherence to IBM's e-business framework. The "Level Four"
certification granted to us from IBM signifies that we are able to demonstrate our support for several different servers using standards established by IBM.
This accomplishment helps foster our continued business relationship with IBM throughout the world. IBM has also awarded us with its ServerProven(R)
certification for our eDeveloper and iBOLT products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to help its customers easily identify complete solutions for their business-critical e-business needs. During 2006 we also became part of IBM's System i Tools Innovation Program.

     In July 2006, we and IBM entered into a global distribution and original equipment manufacturer, or OEM, agreement, under which we will bundle IBM's DB2
Express with our eDeveloper Version 10 Composite Applications platform. In
December 2006, as part of our activities with the IBM System i customers and business partners, we released our JDE Connect, a fully functional version of our iBOLT integration technology targeted to users of JD Edwards Enterprise One
Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

     In March 2007, we qualified for the IBM Business Partner SOA Specialty. For this specialty, IBM selects business partners who market SOA content, services, or both that demonstrate compatibility with or complement the IBM SOA Foundation products, who endorse the IBM SOA strategy, and whose marketing activities IBM determines to be in agreement with its own. We offer SOA capabilities in the
System i (iSeries / AS/400) market] and we qualified for this specialty with respect to one of our SOA projects that was performed in France during 2006.

     In the third quarter of 2006, we signed a global OEM (original equipment manufacturer) agreement with Software Route, an IBM PartnerWorld member, for the sale of IBM's DB2 Express worldwide, in conjunction with our release of
eDeveloper Version 10, which we designed to comply with IBM's DB2 Express data base. The combination of eDeveloper and DB2 Express data base presents Magic solution providers with the opportunity to strengthen their technology offerings.

     W4. In 2005, we entered into agreements with W4, a leading European provider of BPM software for human resources related processes. W4's BPM technology has over nine years of proven use by hundreds of customers. W4 has embedded iBOLT into its BPM platform, W4 BPMSuite V6, which was launched in
December 2005. We have added the W4 BPM engine to our extensive list of components, which enables iBOLT developers to seamlessly integrate human resources related activities as a component of any composite applications developed with the iBOLT Integration Suite.

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

     With the introduction of eDeveloper Version 10 in mid 2006, we further shifted our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the service oriented architecture market, which we entered into with iBOLT. Our current competitors include Above All, Agentis, Appian, BEA, Bowstreet, Broadvision,
ClearNova, Computer Associates, Cordys, FileNet, GT Software, IBM, Microsoft,
OutSystems, Oracle, Pegasytems, Progress, SAP, Skyway, Sun (SeeBeyond), TIBCO,
Ultimus, Unify, and webMethods. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

     Most of our competitors have greater financial, personnel and other resources than we do, which may limit our ability to compete effectively with them. Those competitors may be able to respond more quickly to new or emerging technologies or changes in customer requirements. Those competitors may also benefit from greater economies of scale, offer more aggressive pricing, devote greater resources to the promotion of their products or bundle their products into existing products in a manner that renders our technology partially or fully obsolete, thereby discouraging customers from purchasing our technology or applications.

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

     We provide our products to customers under a non-exclusive, non-transferable license. Usually, we have not required end-users of our products to sign license agreements. However, in some accounts license agreements are required to be signed by the end-users. Generally, a "shrink wrap" license agreement is included in the product packaging, which explains that by opening the package seal, the user is agreeing to the terms contained therein. It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

     Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in South Africa, Canada, Chile, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, the United Kingdom and the
United States. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services.
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

C.   ORGANIZATIONAL STRUCTURE

     We are a member of the Formula Systems (1985) Ltd. (NASDAQ: FORTY), or
Formula Systems, group. Formula Systems is an international IT company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions. In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market. Formula Systems, an Israeli corporation, beneficially owns a 50.10% equity interest in our ordinary shares.

     The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries and affiliates:

                                                      Country of        Ownership
Subsidiary/Affiliate Name                           Incorporation       Percentage
-------------------------                           -------------       ----------

Magic Software Enterprises Inc.                      United States        100%
CoreTech Consulting Group, LLC                       United States        100%
CoreTech Consulting Group, Inc.                      United States        100%
MSE Holdings, Inc.                                   United States        100%
Magic Software Enterprises (UK) Ltd.                 United Kingdom       100%
Hermes Logistics Technologies Limited                United Kingdom       100%
Magic Beheer B.V                                     Netherlands          100%
Magic Software Enterprises Netherlands B.V           Netherlands          100%
Magic Software Enterprises Spain Ltd.                Spain                100%
Magic Software Enterprises GmbH                      Germany              100%
Magic Software Enterprises France                    France               100%
Magic Benelux B.V                                    Netherlands          100%
Magic Software Enterprises (Israel) Ltd.             Israel               100%
Magic Software Enterprises Italy S.r.l               Italy                100%
Magic Software Japan K.K                             Japan                100%
Magic Software Enterprises India Pvt. Ltd.           India                100%
Onyx Magyarorszag Szsoftverhaz                       Hungary              100%
CarPro Systems Ltd.                                  Israel              90.48%
Advanced Answers on Demand Holding Corporation       United States        100%
Nextstep Infotech Prt. Ltd.                          India                 40%

D. PROPERTY, PLANTS AND EQUIPMENT

FACILITIES

     Our headquarters and principal administrative, finance, sales, marketing and research and development operations are located in an office building of approximately 39,321 square feet that we own in Or Yehuda, Israel, a suburb of
Tel Aviv. The building was constructed on a parcel of land leased from the
Israel Land Authority. The lease expires in 2040 and can be renewed for an additional period of 49 years.

     Our Hungarian subsidiary owns a 4,850 square foot office in Budapest,
Hungary.

     Our U.S. subsidiaries lease approximately 20,328 square feet of office space in Laguna Hills, California; King of Prussia, Pennsylvania; and Fort
Lauderdale, Florida. In addition, our subsidiaries also lease office spaces in
Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan;
Houten, the Netherlands; and Bracknell, United Kingdom. The aggregate annual cost for such facilities was $1,585 in the year ended December 31, 2006.

     In the year ended December 31, 2006, we invested approximately $1.0 million in capital assets, mainly in computers and peripheral equipment.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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
FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT PLANS, ESTIMATES AND BELIEFS
AND INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY
FROM THOSE DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE
OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW AND ELSEWHERE IN
THIS ANNUAL REPORT.

BACKGROUND

     We develop, market and support software development, deployment and integration technologies and business solutions that enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. We were incorporated under the laws of Israel in February 1983. We have 18 wholly owned subsidiaries and one controlled subsidiary, incorporated in the United States, Europe, Asia and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products. One of our subsidiaries provides software consulting services. Our ordinary shares are traded on the NASDAQ Global Market under the symbol "MGIC" and on the Tel Aviv
Stock Exchange.

OVERVIEW

     We develop, market and support our software development and deployment technology called eDeveloper, and technology for business integration and process management called iBOLT. Our technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs.
Our technology and applications based on our technology are used by software solution providers and thousands of enterprises in approximately 100 countries.
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

GENERAL

     Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to "dollars" or "$" are to U.S. dollars and all references in this annual report to "NIS" are to New Israeli Shekels. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into dollars in accordance with the principles set forth in Financial Accounting Standards Board Statement No. 52.
The majority of our sales are made outside Israel and a substantial part of them are in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and, accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders'
equity in accumulated other comprehensive income (loss).

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

     We account for software sales in accordance with Statement of Position, or
SOP, No. 97-2, "Software Revenue Recognition," as amended by Statement of
Position 98-9, "Modifications of SOP 97-2, Software Revenue Recognition with
Respect to Certain Transactions," or SOP No. 97-2. Revenue is recognized when the following four criteria are met: (i) persuasive evidence of an arrangement exists; (ii) delivery has occurred; (iii) the fee is fixed or determinable; and
(iv) collectibility is probable.

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

     Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting based on Statement of
Position No. 81-1, "Accounting for Performance of Construction-Type and Certain
Production-Type Contracts," or SOP 81-1, on a percentage of completion method based on input measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31,
2006, no such estimated losses were identified.

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

OTHER INTANGIBLE ASSETS

     Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of five years.

CAPITALIZATION OF SOFTWARE DEVELOPMENT COSTS

     Certain software development costs are capitalized subsequent to the establishment of technological feasibility in accordance with Financial
Accounting Standards Board, or FASB, Statement of Financial Accounting Standard,
or SFAS, No. 86 "Accounting for the Costs of Computer Software to be Sold,
Leased or Otherwise Marketed." Based on our product development process and that of our subsidiaries, technological feasibility is established upon completion of a detailed program design and a working model.

     Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

     Significant costs incurred by us and our subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

     Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2006, no impairment losses have been identified.

GOODWILL

     Goodwill and intangible assets with an identifiable useful life are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS No. 142 "Goodwill and Other Intangible
Assets," or SFAS No. 142. We conduct our annual test of impairment for goodwill in December of each year. In addition we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset might be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period and our market capitalization relative to net book value.

     We have three reporting units. Goodwill attributable to each of the reporting unit is measured separately. The first step of the goodwill impairment test compares the carrying value of each reporting unit with its fair value on that date. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2006.

IMPAIRMENT OF LONG-LIVED ASSETS

     We review our long-lived assets for impairment in accordance with SFAS No.
144, "Accounting for the Impairment or Disposal of Long-Lived Assets," or SFAS
No. 144, whenever a sale event or change in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In the year ended December 31, 2006, our Board of
Directors determined that the technology relating to iBolt Portal had been impaired and its carrying value in the amount of approximately $0.3 million was written-off.

MARKETABLE SECURITIES

     We account for investments in marketable securities in accordance with SFAS
No. 115, "Accounting for Certain Investments in Debt and Equity Securities," or
SFAS No. 115. Our management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available for sale and reported at fair value.

     Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity.
Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. As of December 31,
2006, the unrealized losses in our investments in available-for-sale marketable securities were caused by interest rate increases. We believe that we have the ability to hold our current marketable securities until they recover. We expect that our marketable securities will not be exercised at a price less than the amortized cost of our investment. Based on our intent and ability to hold our marketable securities until they recover and the partial recovery of the securities' market since the beginning of 2006, no impairment has been identified as of December 31, 2006.

STOCK-BASED COMPENSATION

     FASB SFAS No. 123 (revised 2004), "SHARE-BASED PAYMENT," or SFAS 123(R), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with Accounting
Principles Board No. 25, or APB 25, as allowed under SFAS No. 123, "ACCOUNTING
FOR STOCK-BASED COMPENSATION."

     We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January
1, 2006, the first day of our fiscal year 2006. Under the transition method, since all the unvested options had been accelerated prior to the adoption of
SFAS 123(R) (see Note 12 to the consolidated financial statements), compensation cost recognized in the year ended December 31, 2006 includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS
123(R). Results for prior periods have not been restated.

     We recognize compensation expenses for the value of our awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     As a result of adopting SFAS 123(R) on January 1, 2006, our income before income taxes and net income for the year ended December 31, 2006, is $27,000 lower than if we had continued to account for stock-based compensation under APB
25.

     Prior to January 1, 2006, we applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

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

                                                                   YEAR ENDED DECEMBER 31
                                                           --------------------------------------
                                                             2004          2005           2006
                                                           -------        -------        -------
                                                                (U.S. dollars in thousands)

Gross research and development costs                       $ 7,317        $ 7,642        $ 7,477
   Less capitalization of software development costs        (3,472)        (3,909)        (3,535)
                                                           -------        -------        -------
Research and development expenses, net                     $ 3,845        $ 3,733        $ 3,942
                                                           =======        =======        =======

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

                                                                       YEAR ENDED DECEMBER 31
                                                               ---------------------------------------
                                                                 2004           2005            2006
                                                               --------       --------        --------
                                                              (U.S. dollars in thousands, except share and
                                                                            per share data)

Revenues:
   Software                                                    $ 20,614       $ 16,803        $ 15,853
   Applications                                                   7,408          8,300           6,483
   Maintenance and technical support                             12,555         14,376          14,935
   Consulting services                                           24,590         21,511          24,454
                                                               --------       --------        --------
     Total revenues                                              65,167         60,990          61,725
                                                               --------       --------        --------
Cost of revenues:
   Software                                                       4,742          4,412           4,014
   Applications                                                   1,720          4,071           3,002
   Maintenance and technical support                              3,199          2,679           3,615
   Consulting services                                           15,818         15,514          18,087
                                                               --------       --------        --------
     Total cost of revenues                                      25,479         26,676          28,718
                                                               --------       --------        --------
Gross profit                                                     39,688         34,314          33,007
                                                               --------       --------        --------
Operating expenses:
   Research and development, net                                  3,845          3,733           3,942
   Sales and marketing, net                                      17,157         18,510          16,777
   General and administrative                                    15,384         16,332          15,572
   Restructuring and impairment expenses                              -              -           2,157
                                                               --------       --------        --------
   Total operating expenses                                      36,386         38,575          38,685
                                                               --------       --------        --------
Operating income (loss)                                           3,302         (4,261)         (5,441)
Financial  income (expenses), net                                   912           (811)            410
Other income (expenses)                                               -          1,169             278
                                                               --------       --------        --------
Income (loss) before taxes on income                              4,214         (3,903)         (4,753)
Income taxes                                                        281            491             325
                                                               --------       --------        --------
Income (loss) after taxes on income                               3,933         (4,394)         (5,078)
Equity in earnings (losses) of affiliates                            79             19             (15)

Minority interest in losses (earnings) of
   consolidated subsidiaries                                         78           (232)            (57)
                                                               --------       --------        --------
Net income (loss)                                              $  4,090       $ (4,607)       $ (5,006)
                                                               ========       ========        ========
  Basic earnings (loss) per share                              $   0.13       $  (0.15)       $  (0.16)
                                                               ========       ========        ========
  Diluted earnings (loss) per share                            $   0.13       $  (0.15)       $  (0.16)
                                                               ========       ========        ========
Shares used to compute basic earnings (loss) per share           31,029         31,124          31,184
                                                               ========       ========        ========
Shares used to compute diluted earnings (loss) per share         32,426         31,124          31,184
                                                               ========       ========        ========

     The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

                                                          YEAR ENDED DECEMBER 31,
                                                    ---------------------------------
                                                    2004          2005           2006
                                                    -----         -----         -----
Revenues:
   Software                                          31.6%         27.5%         25.7%
   Applications                                      11.4          13.6          10.5
   Maintenance and technical support                 19.3          23.6          24.2
   Consulting services                               37.7          35.3          39.6
                                                    -----         -----         -----
     Total revenues                                 100.0%        100.0%        100.0%
Cost of revenues:
   Software                                           7.3           7.2           6.5
   Applications                                       2.6           6.7           4.9
   Maintenance and technical support                  4.9           4.4           5.9
   Consulting services                               24.3          25.4          29.3
                                                    -----         -----         -----
     Total cost of revenues                          39.1          43.7          46.6
                                                    -----         -----         -----
Gross profit                                         60.9          56.3          53.4
                                                    -----         -----         -----
Operating expenses:
   Research and development, net                      5.9           6.1           6.4
   Selling and marketing, net                        26.3          30.3          27.2
   General and administrative                        23.6          26.8          25.2
                                                    -----         -----         -----
   Restructuring and impairment  expenses               -             -           3.5
                                                    -----         -----         -----
     Total operating expenses                        55.8          63.2          62.3
                                                    -----         -----         -----
Operating income (loss)                               5.1          (7.0)         (8.9)
                                                    -----         -----         -----
Other income (expenses)                                 -           1.9           0.5
                                                    -----         -----         -----
Financial  income (expenses), net                    (1.4)         (1.3)          0.7
                                                    -----         -----         -----
Income (loss) before taxes on income                  6.5          (6.4)         (7.7)
Income taxes                                          0.4           0.8           0.5
Equity in earnings (losses) of affiliates             0.1           0.0          (0.0)
Minority interest in (earnings) losses of
  consolidated subsidiaries                           0.1          (0.4)         (0.1)
                                                    -----         -----         -----
Net income (loss)                                     6.3%         (7.6)%        (8.1)%
                                                    =====         =====         =====

YEAR ENDED DECEMBER 31, 2006 COMPARED WITH YEAR ENDED DECEMBER 31, 2005

     REVENUES. Total revenues increased by 1% to $61.7 million in 2006 from
$61.0 million in the year ended December 31, 2005. License revenues decreased by
5% to $15.9 million in the year ended December 31, 2006 from $16.8 million in the year ended December 31, 2005 due to a decrease in sales, primarily in
Europe. Application revenues decreased by 22% to $6.5 million in the year ended
December 31, 2006 from $8.3 million in the year ended December 31, 2005 primarily due to the decrease in sales of applications by certain of our subsidiaries. Revenues from maintenance and technical support increased by 3% to
$14.9 million in the year ended December 31, 2006 from $14.4 million in the year ended December 31, 2005, as a result of our entering into maintenance and support contracts with more customers in 2006. Revenues from consulting and other services increased by 13% to $24.4 million in the year ended December 31,
2006 from $21.5 million in the year ended December 31, 2005, as a result of growth in demand for consulting and other services. We expect that our total revenues will moderately increase in 2007.

     COST OF REVENUES. Cost of revenues increased by 7% to $28.7 million in the year ended December 31, 2006 from $26.7 million in the year ended December 31,
2005. Cost of revenues for licenses decreased by 9% to $4.0 million in the year ended December 31, 2006 from $4.4 million in the year ended December 31, 2005 primarily as a result of the decrease in third party sales . Cost of revenues for applications decreased by 27% to $3.0 million in the year ended December 31,
2006 from $4.1 million in the year ended December 31, 2005, consistent with the decrease in application license sales. Cost of revenues for maintenance and technical support increased by 35% to $3.6 million in the year ended December
31, 2006 from $2.7 million in the year ended December 31, 2005 consistent with the increase in revenues .Cost of revenues for consulting and other services increased by 17% to $18.1 million in the year ended December 31, 2006 from $15.5 million in the year ended December 31, 2005, primarily due to the increase in our revenues from consulting and other services. We expect that our cost of revenues will slightly decrease in 2007, as a result of the change in the revenues mix of revenues.

     GROSS PROFIT. As a result of the forgoing, gross profit decreased by 4% to
$33.0 in the year ended December 31, 2006 from $34.3 million in the year ended
December 31, 2005.

     RESEARCH AND DEVELOPMENT EXPENSES, NET. Total research and development expenses decreased by 3% to $7.4 million in the year ended December 31, 2006 from $7.6 million in the year ended December 31, 2005. Net research and development expenses increased by 5% to $3.9 million in the year ended December
31, 2006 from $3.7 million in the year ended December 31, 2005. In 2006, we capitalized $3.5 million of software development costs, as compared to $3.9 million capitalized in 2005. The increase in total research and development expenses in 2006 was due to work performed in connection with the expected release of eDeveloper Version 10 in 2006 as well as our new version of iBOLT.
Net research and development expenses as a percentage of revenues increased to
6.4% in the year ended December 31, 2006 from 6.1% in the year ended December
31, 2005. We do not expect a material change in our net research and development expenses as percentage of our revenues in 2007.

     SELLING AND MARKETING EXPENSES, NET. Selling and marketing expenses decreased by 9% to $16.8 million in the year ended December 31, 2006 from $18.5 million in the year ended December 31, 2005 reflecting the reduction of our marketing activities for both our eDeveloper and iBOLT products and the effect of the sales force reduction. Selling and marketing expenses as a percentage of revenues decreased to 27.2% in the year ended December 31, 2006 from 30.3% in the year ended December 31, 2005, due to decreased marketing activities for both our eDeveloper and iBolt products and the effect of the sales force reduction.
As part of the implementation of our restructuring and impairment plan, we expect that our selling and marketing expenses will decrease in 2007.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by 4% to $15.6 million in the year ended December 31, 2006 from $16.3 million in the year ended December 31, 2005. Of such general and administrative expenses, $0.6 million was attributable to bad debt expenses in the year ended
December 31, 2006 compared to $1.2 million of bad debt expenses in the year ended December 31, 2005.

     RESTRUCTURING AND IMPAIRMENT EXPENSES. In the third quarter of 2006, we announced a restructuring and impairment plan primarily to reduce our costs and improve profitability. Total restructuring and impairment costs in the year ended December 31, 2006 were $2.2 million, a significant portion of which was attributable to severance payments.

     OTHER INCOME. We recorded other income of approximately $0.3 million in the year ended December 31, 2006 relating to the sale of CarPro System Ltd.'s IP and related assets. We recorded other income of approximately $1.2 million in the year ended December 31, 2005 relating to life insurance that we received following the death of Mr. Barry Scutillo, the former chief executive officer of our subsidiary Advanced Answers On Demand Holding Corporation in June 2004.

     FINANCIAL INCOME (EXPENSES) NET. We had financial income of $0.4 million in the year ended December 31, 2006 primarily due to the appreciation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar. We had financial expense of $0.8 million in the year ended December 31, 2005 primarily due to the devaluation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar.

     INCOME TAXES. We incurred income taxes of $0.3 million in the year ended
December 31, 2006, compared to $0.5 million in the year ended December 31, 2005.
Those taxes are primarily attributable to taxes accrued in the United States.

     EQUITY IN EARNINGS (LOSSES) OF AFFILIATES. In the year ended December 31,
2006, we recognized equity in losses of affiliates of $15,000, while we recognized equity in earnings of affiliates of $19,000 in the year ended
December 31, 2005.

     MINORITY INTEREST IN PROFITS (LOSSES) OF CONSOLIDATED SUBSIDIARIES.
Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits (losses) of some of certain majority owned subsidiaries. In the year ended December 31, 2006, we recognized an income of $0.06 million compared to a loss of $0.2 million in the year ended December
31, 2005.

YEAR ENDED DECEMBER 31, 2005 COMPARED WITH YEAR ENDED DECEMBER 31, 2004

     REVENUES. Total revenues decreased by 6% to $61.0 million in 2005 from
$65.2 million in the year ended December 31, 2004. Software sales decreased by
18% to $16.8 million in the year ended December 31, 2005 from $20.6 million in the year ended December 31, 2004. Application revenues increased by 12% to $8.3 million in the year ended December 31, 2005 from $7.4 million in the year ended
December 31, 2004. Revenues from maintenance and technical support increased by
14% to $14.37 million in the year ended December 31, 2005 from $12.6 million in the year ended December 31, 2004, as a result of our entering into maintenance and support contracts with more customers in 2005. Revenues from professional services decreased by 13% to $21.5 million in the year ended December 31, 2005 from $24.6 million in the year ended December 31, 2004, as a result of our long term strategy to gradually reduce our revenues from professional services by using third parties to deliver projects.

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
2004, partly as a result of an increase in our application revenues and lower margins in certain sales made in 2005. Cost of revenues for maintenance and technical support decreased by 16% to $2.7 million in the year ended December
31, 2005 from $3.2 million in the year ended December 31, 2004. Cost of revenues for professional services decreased by 2% to $15.5 million in the year ended
December 31, 2005 from $15.8 million in the year ended December 31, 2004, primarily due to the decrease in our revenues from professional services.

     GROSS PROFIT. As a result of the forgoing, Gross profit decreased by 14% to
$34.3 in the year ended December 31, 2005 from $39.7 million in the year ended
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

     RESTRUCTURING AND IMPAIRMENT EXPENSES. We did not have any restructuring and impairment expenses in 2004 and 2005. We began to implement our restructuring and impairment plan during 2006 .

     OTHER INCOME. We recorded other income of approximately $1.2 million in
2005 relating to life insurance that we received following the death of Mr.
Barry Scutillo, the former chief executive officer of our subsidiary Advanced
Answers On Demand Holding Corporation in June 2004. We did not have any other income in 2004.

     FINANCIAL INCOME (EXPENSES) NET. We had financial expenses of $0.8 million in the year ended December 31, 2005 primarily due to the devaluation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar. We had financial income of $0.9 million in the year ended December 31, 2004 primarily due to the appreciation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar.

     INCOME TAXES. We incurred income taxes of $0.5 million in the year ended
December 31, 2005, out of which $0.1 million is attributable to prior years, and we incurred income taxes of $0.4 million in the year ended December 31, 2004.
These taxes are primarily attributable to taxes accrued in the United States and
Israel.

     EQUITY IN GAINS (LOSSES) OF AFFILIATES. In the year ended December 31,
2005, we recognized equity in earnings of affiliates of $0.02 million, compared to equity in earnings of affiliates of $0.08 million in the year ended December
31, 2004.

     MINORITY INTEREST IN PROFITS (LOSSES) OF CONSOLIDATED SUBSIDIARIES.
Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders' share of the profits (losses) of some of certain majority owned subsidiaries. In the year ended December 31, 2005, we recognized a loss of
$0.2 million as compared to income of $0.08 million in the year ended December
31, 2004.

QUARTERLY RESULTS OF OPERATIONS

     The following tables set forth unaudited quarterly results of operations in
U.S. dollars and as a percentage of revenues for each of the eight fiscal quarters ended December 31, 2006. We have prepared this information on a basis consistent with our audited consolidated financial statements included in this annual report and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of the information for the periods indicated. The results of operations for any quarter are not necessarily indicative of results for any future periods.

                                                                                           THREE MONTHS ENDED
                                                ----------------------------------------------------------------------------------------------------------
                                                MAR. 31,      JUNE 30,      SEP. 30,      DEC. 31,      MAR. 31,      JUNE 30,      SEP. 30,      DEC. 31,
                                                  2005          2005          2005          2005          2006          2006          2006          2006
                                                --------      --------      --------      --------      --------      --------      --------      --------
                                                                                       (U.S. dollars in thousands)
Revenues:
  Software                                      $  4,870      $  4,408      $  3,798      $  3,727      $  4,847      $  3,930      $  3,449      $  3,627
  Applications                                     2,207         1,894         2,196         2,003         1,406         1,776         1,484         1,817
  Maintenance and technical support                3,546         3,858         3,607         3,365         3,486         3,848         3,870         3,731
  Consulting services                              4,881         5,542         5,167         5,921         5,527         5,598         6,315         7,014
                                                --------      --------      --------      --------      --------      --------      --------      --------
Total revenues                                    15,504        15,702        14,768        15,016        15,266        15,152        15,118        16,189
                                                --------      --------      --------      --------      --------      --------      --------      --------
Cost of revenues:
Software                                             761         1,273         1,042         1,336           822           988         1,497           707
  Applications                                       747           911         1,145         1,268           876           742           815           569
  Maintenance and technical support                  873           740           585           481           941           969           807           898
  Consulting services                              3,797         3,821         3,729         4,167         4,150         4,379         4,429         5,129
                                                --------      --------      --------      --------      --------      --------      --------      --------
  Total cost of revenues                           6,178         6,745         6,501         7,252         6,789         7,078         7,548         7,303
                                                --------      --------      --------      --------      --------      --------      --------      --------
  Gross profit                                     9,326         8,957         8,267         7,764         8,477         8,074         7,570         8,886
                                                --------      --------      --------      --------      --------      --------      --------      --------
Operating expenses:

  Research and development, net                    1,054           953           826           900           865           911         1,338           828
  Selling and marketing, net                       4,845         4,867         4,188         4,610         4,180         4,621         3,885         4,091
  General and administrative                       3,822         4,142         4,470         3,898         3,595         3,931         4,101         3,945
  Restructuring and impairment
   expenses                                            -             -             -             -             -             -         1,888           269
  Total operating expenses                         9,721         9,962         9,484         9,408         8,640         9,463        11,212         9,133
                                                --------      --------      --------      --------      --------      --------      --------      --------
  Operating income (loss)                           (395)       (1,005)       (1,217)       (1,644)         (163)       (1,389)       (3,642)         (247)
  Financial income (expenses), net.                 (320)          (47)         (252)         (192)          (72)          167           191           124
  Other income                                     1,169             -             -             -             -             -             -           278
                                                --------      --------      --------      --------      --------      --------      --------      --------
  Income (loss) before taxes on income               454        (1,052)       (1,469)       (1,836)         (235)       (1,222)       (3,451)          155
  Income taxes                                       231            54           143            63            47           139            55            84
  Equity in earnings (losses) of affiliates           53            (2)           21           (53)           57            11           (49)           (4)
  Minority interest in earnings (losses)
   of  subsidiaries                                  112            52            29            39            56            12            26           (37)
                                                --------      --------      --------      --------      --------      --------      --------      --------
  Net income (loss)                             $    164      $ (1,160)     $ (1,620)     $ (1,991)     $   (169)     $ (1,338)     $ (3,529)     $     30
                                                ========      ========      ========      ========      ========      ========      ========      ========

                                                                         THREE MONTHS ENDED
                                      ------------------------------------------------------------------------------------------
                                     MAR. 31,    JUN. 30,    SEP. 30,    DEC. 31,    MAR. 31,    JUN. 30,     SEP. 30,     DEC. 31,
                                      2005         2005        2005        2005        2006        2006        2006         2006
                                      -----       -----       -----       -----       -----       ------       -----       -----
                                                                  (As percentage of total revenues)
Revenues:
Software                               31.4%       28.1%       25.7%       24.8%       31.7%        25.9%       22.8%       22.4%
Applications                           14.2%       12.1%       14.9%       13.3%        9.2%        11.7%        9.8%       11.2%
Maintenance and technical support      22.9%       24.5%       24.4%       22.4%       22.8%        25.4%       25.6%       23.0%
Consulting services                    31.5%       35.3%       35.0%       39.5%       36.3%        37.0%       41.8%       43.4%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Total revenues                        100.0%      100.0%      100.0%      100.0%      100.0%       100.0%      100.0%      100.0%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Cost of revenues:
Software                                4.9%        8.2%        7.1%        8.9%        5.4%         6.5%        9.9%        4.4%
Applications                            4.8%        5.8%        7.8%        8.4%        5.7%         4.9%        5.4%        3.5%
Maintenance and technical
   support                              5.6%        4.7%        4.0%        3.2%        6.2%         6.4%        5.3%        5.5%
Consulting services                    24.5%       24.3%       25.3%       27.8%       27.2%        28.9%       29.3%       31.7%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Total cost of revenues                 39.8%       43.0%       44.0%       48.3%       44.5%        46.7%       50.0%       45.1%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Gross profit                           60.2%       57.0%       56.0%       51.7%       55.5%        53.3%       50.0%       54.9%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Operating expenses:
Research and development,
   net                                  6.8%        6.1%        5.6%        6.0%        5.7%         6.0%        8.9%        5.1%
Selling and marketing, net..           31.3%       31.0%       28.4%       30.7%       27.4%        30.5%       25.7%       25.3%
General and administrative..           24.7%       26.4%       30.3%       26.0%       23.5%        25.9%       27.1%       24.4%
Restructuring and impairment
   expenses                               -           -           -           -           -            -        12.4%        1.7%
Total operating expenses               62.7%       63.4%       64.2%       62.7%       56.6%        62.5%       74.1%       56.4%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Operating income (loss)                (2.5)%      (6.4)%      (8.2)%     (10.9)%      (1.1)%       (9.2)%     (24.1)%      (1.5)%
Financial income (expenses), net       (2.1)%      (0.3)%      (1.7)%      (1.3)%      (0.5)%        1.1%        1.3%        0.8%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Other income                            7.5%          -           -           -           -            -           -         1.7%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Income (loss) before taxes on
   income                               2.9%       (6.7)%     (10.0)%     (12.2)%      (1.5)%       (8.1)%     (22.8)%       1.0%
Income taxes                            1.5%        0.3%        1.0%        0.4%        0.3%         0.9%        0.4%        0.5%
Equity in earnings (losses) of
   affiliates                           0.3%        0.0%        0.1%       (0.4)%       0.4%        0.01%       (0.3)%      (0.0)%
Minority interest in losses
   (earnings)
   of subsidiaries                      0.7%        0.3%        0.2%        0.3%        0.4%        0.01%        0.2%       (0.2)%
                                      -----       -----       -----       -----       -----       ------       -----       -----
Net income (loss)                       1.1%       (7.4)%     (11.0)%     (13.3)%      (1.1)%       (8.8)%     (23.3)%       0.2%
                                      =====       =====       =====       =====       =====       ======       =====       =====

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

SEASONALITY

     We experience seasonality in our revenues, with the third quarter typically having lower levels of revenues due to the summer months in Europe. We expect that this seasonality will continue for the foreseeable future.

CONDITIONS IN ISRAEL

     We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in the
State of Israel. A Accordingly, we are influenced to a limited extent by the political, economic and military conditions affecting Israel. Specifically, we could be adversely affected by any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of
Israel.

POLITICAL CONDITIONS

     Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors, and a state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity in Israel, which began in
September 2000 and which has continued with varying levels of severity through
2006. In July 2006, an armed conflict began between Israel and Hezbollah forces in Lebanon, which involved rocket attacks on populated areas in the northern parts of Israel. On August 14, 2006, a cease-fire between Hezbollah and Israel took effect. This situation has had an adverse effect on Israel's economy, primarily in the geographical areas directly harmed by this conflict. We do not believe that the political and security situation has had any material impact on our business to date; however, this situation may effect us in the future. Any future armed conflict, political instability or violence in the region may have a negative effect on those research and development activities that we conduct in Israel and may adversely affect our share price.

     Furthermore, some countries, companies and organizations continue to participate in a boycott of Israeli firms. We do not believe that the boycott has had a material adverse effect on our business, but restrictive laws, policies or practices directed towards Israel or Israeli businesses may have an adverse impact on the expansion of our business.

     In addition, some of our directors, executive officers and employees in
Israel are obligated to annual reserve duty in the Israeli Defense Forces and are may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business. To date, no executive officer or key employee has been recruited for military service for any significant time period.

TRADE AGREEMENTS

     Israel is a member of the United Nations, the International Monetary Fund,
the International Bank for Reconstruction and Development and the International
Finance Corporation. Israel is also a signatory to the General Agreement on
Tariffs and Trade, which provides for reciprocal lowering of trade barriers among its members. Israel has also been granted preferences under the
Generalized System of Preferences from Japan. These preferences allow Israel to export the products covered by these programs either duty free or at reduced tariffs.

     Israel and the United States entered into a Free Trade Agreement, or FTA, in 1985. Under the FTA, most products receive immediate duty-free status. The
FTA eliminated all tariff and some non-tariff barriers on most trade between the two countries in 1995. Israel became associated with the European Economic
Community, now known as the European Union, under a 1975 Free Trade Agreement, which confers some advantages with respect to Israeli exports to most European countries and obligates Israel to lower its tariffs with respect to imports from those countries over a number of years. Israel is a member of the European
Union's Sixth Research and Development Program, giving Israelis access to research and development tenders in the European Union countries. Since 1993, a free trade agreement has been in effect between Israel and the European Free
Trade Association, or EFTA, whose members include Switzerland, Norway, Iceland and Liechtenstein. The agreement grants the exporting countries of EFTA trading with Israel conditions similar to those Israel enjoys with the United States. In recent years, Israel has established commercial and trade relations with a number of other nations, including Russia, China, India and other nations in
Asia and Eastern Europe, with which Israel previously had not had such relations.

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

     The U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not)
offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar. When the rate of inflation in Israel exceeds the rate of devaluation of the NIS against the dollar, companies experience increases in the dollar cost of their operations in Israel. Unless offset by a devaluation of the
NIS, inflation in Israel will have a negative effect on our profitability, as we receive payments in dollars or dollar linked NIS for most of our sales, while we incur a portion of our expenses in NIS.

     The following table sets forth, for the periods indicated, information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS against the U.S. dollar, and the rate of inflation in Israel adjusted for such devaluation:

                                                                                ISRAELI INFLATION
   YEAR ENDED        ISRAELI CONSUMER   ISRAELI INFLATION  ISRAELI DEVALUATION    ADJUSTED FOR
   DECEMBER 31,        PRICE INDEX            RATE %              RATE %          DEVALUATION %
   ------------        -----------            ------              ------          -------------

      2002                 108.2               6.5                 7.3                 (0.7)
      2003                  99.4              (8.1)               (9.2)                (7.6)
      2004                 100.6               1.2                (1.6)                 2.8
      2005                 103.0               2.4                 6.8                 (4.4)
      2006                 102.9             (0.01)               (8.0)                 8.0

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

CORPORATE TAX RATE

     In 2006, Israeli companies were subject to income tax at the rate of 31% of taxable income. However, eight investment programs at our facility in Or Yehuda have been granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 commonly referred to as the Investment Law, and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

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

     However, the April 2005 amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the amendment will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the April 2005 amendment. As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, we did not generate income under the provision of the amended Investment Law.

     As of December 31, 2006, our net operating loss carry-forwards for Israeli tax purposes was approximately $27.7 million and the net operating loss carry-forwards of our U.S. subsidiaries for U.S. tax purposes amounted to approximately $11.7 million. Our U.S. net operating loss carry-forwards can be carried forward and offset against taxable income for 15 to 20 years and will expire in the years 2010 through 2025. Under current Israeli tax laws, operating loss carry forwards do not expire, and are linked to the Israeli inflation rate and may be offset against future taxable income. As of December 31, 2006, our subsidiaries in Europe and Japan have estimated total available tax loss carry-forward of $15.7 million and $2.4 million, respectively, to offset against future taxable income for 15-20 years and five years, respectively.

     Israeli companies are subject to "company tax" on their taxable income. The applicable rate was 31% in 2006 and will be reduced to 29% in 2007, 27% in 2008,
26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

     We received final tax assessments for the years 1997 to 2002 from the
Israeli tax authorities and have submitted an appeal to the District Court of
Tel Aviv-Jaffa with respect to such tax assessments. As of April 2007, one open issue remains to be settled by the court, while all other issues were resolved with no additional taxes to be paid by us. Our management believes, based on the advice of its legal advisors, that the probability of an unfavorable outcome to our company on this matter is remote, therefore no provision was provided in the financial statements in respect of this matter.

RECENTLY ISSUED ACCOUNTING STANDARDS

     In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for
Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109," or FIN
48. FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (when the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the FASB SFAS No. 109,
"Accounting for income taxes". This includes tax positions considered to be
"routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period. FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. We do not expect that the adoption of FIN 48 will cause a significant impact on our financial position.

     In September 2006, the Staff of the Securities and Exchange Commission
issued Staff Accounting Bulletin No. 108, "CONSIDERING THE EFFECTS OF PRIOR YEAR
MISSTATEMENTS WHEN QUANTIFYING MISSTATEMENTS IN CURRENT YEAR FINANCIAL
STATEMENTS," or SAB 108. SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over"
method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement--including the reversing effect of prior year misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, we used the roll-over method for quantifying financial statement misstatements. In SAB 108, the Staff of the Securities and Exchange Commission issued staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

     SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

     We elected to record the effects of applying SAB 108 using the cumulative effect transition method. The following table summarizes the effects (up to
January 1, 2006) of applying the guidance in SAB 108 (in thousands):

                                                       PERIOD IN WHICH THE MISSTATEMENT
                                                                  ORIGINATED
                                                    --------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                                    --------       -----------------------
                                                   CUMULATIVE                                   ADJUSTMENT
                                                    PRIOR TO                                  RECORDED AS OF
                                                   JANUARY 1,                                    JANUARY 1,
                                                      2004           2004          2005            2006
                                                    --------       --------       --------       --------
                                                                     (U.S $ in thousands)
                                                    -----------------------------------------------------

Accrued depreciation of land lease rights (1)            112             14             14            140
                                                    --------       --------       --------       --------
Impact on net income (loss)                              112             14             14
                                                    ========       ========       ========
Accumulated deficit (2)                                                                               140
                                                                                                 ========

-------------

(1)  Prior to the consolidated financial statements for the year ended December
     31, 2006, we have not amortized our lease rights in land related to our headquarters in Or Yehuda, Israel. The accumulated amortization as at
     December 31, 2005 of $140,000 has been recorded against accumulated deficit.

(2)  Represents the net increase in the accumulated deficit recorded as of
     January 1, 2006 to record the initial application of SAB 108.

     In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements,"
or SFAS No. 157. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No.
123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 157.

     In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for
Financial Assets and Financial Liabilities," or SFAS No. 159. SFAS No. 159
provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. We are currently evaluating the impact of adopting SFAS No. 159.

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

     We expended approximately $1.0 million for capital expenditures in 2006 as compared to $1.1 in 2005, the majority of which was attributable to the purchase of computers, peripheral equipment and software. We currently do not have significant capital spending or purchase commitments. However, we anticipate a moderate increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

     As of December 31, 2006, we had approximately $8.2 million in cash and cash equivalents and working capital of approximately $8.6 million as compared to
$9.1 million in cash and cash equivalents and working capital of approximately
$13.5 million at December 31, 2005.

     In August 2005, we entered into an agreement with a third party financial institution under which we were entitled to utilize a credit facility of up to an aggregate $1.2 million, which was available to us until December 31, 2006, the purpose of which was to fund our total commitments under an ERP (enterprise resource planning) project we entered into during 2005 with a number of companies that are engaged in the software and hardware businesses and the implementation of ERP projects. Under the financing terms, we must repay amounts utilized under this facility plus 5.6%-6.6% interest in 36 monthly installments from the date of receipt of the funding. As of December 31, 2006, we utilized an aggregate $497,000 of the available funding. See "Item 7B. Major Shareholders and Related Party Transactions - Related Party Transactions" regarding the involvement in this project of Matrix-One1 Ltd.

     As of December 31, 2006, we used $1.9 million of our credit facility at the
First International Bank of Israel Ltd. and $2.3 million of our credit facility at the HaPoalim Bank Ltd. We currently have an unutilized credit line of approximately $0.3 million and $0.7 million at the First International Bank of
Israel Ltd. and the HaPoalim Bank Ltd., respectively. For the purpose of obtaining these credit lines and other services from these banks, we are required to comply with the following financial covenants:

     o    our cash and cash equivalents and short term investment may not, at any time, be less than $6.5 million;

     o    our shareholders' equity may not, at any time, be less than 45% of our total balance sheet and $36 million;

     o    our total financial obligations (such as short and long term loans from banking institutions or commitments due to debentures) may not exceed $7 million and 10% of our total balance sheet;

     o    our yearly EBIDTA (earnings before interest depreciation taxes and amortization) will not, be less than $2.5 million; and

     o    we are committed not to pledge under any general floating charge, for any purpose, all or part of our assets in favor of any third party without receiving the prior written consent of First International
          Bank of Israel Ltd.

     If we do not comply with all or part of these financial covenants, or upon the occurrence of certain events specified in the agreements with such banks, both of the banks will be entitled to request the immediate repayment of such credit lines. As of December 31, 2006, we were in compliance with some of our financial covenants and had received a waiver from the banks for those financial covenants that we did not comply with.

CASH FLOWS

     The following table summarizes our cash flows for the periods presented:

                                                          Year ended December 31,
                                                           -------------------
                                                            2005         2006
                                                           ------       ------
                                                        (U.S. dollars in thousands)

Net cash provided by operating activities                   5,597        3,831
Net cash used in investing activities                       5,148        5,185
Net cash provided by financing activities                     765          672
Net decrease (increase) in cash and cash equivalents        1,536         (954)
Cash and cash equivalents at beginning of period            7,580        9,116
Cash and cash equivalents at end of period                  9,116        8,162

     Net cash provided by operating activities was approximately $3.8 million for the year ended December 31, 2006, primarily attributable to a decrease in trade receivable of $2.9 million and appreciation and amortization expenses of
$5.7 million. Net cash provided by operating activities was approximately $5.6 million for the year ended December 31, 2005, primarily attributable to a decrease in trade receivable of $4.6 million and appreciation and amortization expenses of $5.1 million.

     Net cash used in investing activities was approximately $5.2 million for the year ended December 31, 2006 compared to approximately $5.1 million for the year ended December 31, 2005. These amounts were primarily attributable to investments in fixed assets and capitalized software costs, as well as an additional investment in our subsidiary Advanced Answers on Demand Holding
Corporation in 2006.

     Net cash provided by financing activities was approximately $0.7 million for the year ended December 31, 2006 compared to approximately $0.8 million for the year ended December 31, 2005, primarily attributable to a decrease in our short-term credit in these two years

     Since our initial public officering, we have initiated a number of stock repurchase programs. On November 3, 2004, our Board of Directors approved our most recent stock repurchase program for the repurchase of up to $2 million of our ordinary shares. From the commencement of the program through December 31,
2005, we had repurchased under this program an aggregate 364,200 ordinary shares at a total purchase price of $999,000. We did not continue the program during
2006 and have no current intention to continue the program in the foreseeable future.

     We believe our existing cash and cash equivalents will be sufficient to support our current operating plan at least through June 30, 2008; however, we have based this estimate on assumptions that may prove to be incorrect.
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

     During the year ended December 31, 2006, we invested our resources in six main areas:

     o    eDeveloper VERSION 10 PRODUCT RELEASE, FOLLOWED BY THE UNIX AND THE
          ISERIES SERVER RELEASES.

     o    RICH INTRANET CLIENT. This is a new technology for eDeveloper Intranet solution. Based on eDeveloper browser client engine, we developed a
          Java-based client that provides full thin-client functionality using standard widget toolkit (SWT) open source technology. The advantages of the new technology is its ability to run on any platform, significantly reducing the cost of maintenance. We are continuing to develop the technology in a two phase plan. The first phase will provide a limited set of client functionalities. The second phase will provide rich client functionalities with the aim to use this client as the only eDeveloper client module. We plan to release the first version of the rich client during the third quarter of 2007 and perform a controlled and limited release.

     o    A NEW VERSION OF IBOLT. iBOLT Version 3 was the main focus of the
          iBOLT development in 2006. The new version delivers a full range of new functionalities as well as performance improvements. Some of the main functionalities include New Data Mapper, expression editor, user defined storages, resource management and component software development kit (SDK). We plan to release the first version of iBOLT
          Version 3 during the fourth quarter of 2007 using a controlled and limited release.

     o    IBOLT SPECIAL EDITION FOR SAP R3. This Special Edition of iBOLT takes advantage of iBOLT's modularity to offer SAP R3 ISV's the opportunity to license iBOLT as their integration environment for R3 versions that are not supported by SAP integration suit. The technology supports both access of R3 objects as well as being accessed by the R3 event mechanism. The iBOLT R3 SE also opens SAP R3 to the large channel of existing Magic solution providers, allowing them to seamlessly integrate their existing solutions with SAP R3 streamlining the process and reducing integration time.

     o    We have continued to invest in the development of our unique browser client technology.

     o    We have continued to develop the Hermes software. HERMES Release 3 incorporates new and advanced functionalities. HERMES Release 3 software is already operating in full production at Frankfurt airport
          (with Fraport Cargo Services and LUG aircargo Handling) and is also being launched by HERMES users in China (ICCS in Shenzhen) and Europe
          (Menzies Aviation in the United Kingdom and Prague, GroundForce in
          Portugal and Spain). During the second half of 2007, HERMES Release 3 is expected to be deployed at major air cargo centers in Europe (such as in Amsterdam), Africa and the United States (such as in Los
          Angeles).

     Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended
December 31, 2004, 2005 and 2006, we invested $ 7.3 million, $7.6 million and
$7.5 million, respectively, in research and development. Research and development activities take place in our facilities in Israel, India, Japan, the
United States and Europe.

     As of December 31, 2006, we employed 145 employees in research and development activities, of which 58 persons were located in Israel, 59 persons in India, eight persons in Japan, three in Europe and 17 persons in the United
States. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

D.   TREND INFORMATION

     In 2007, we intend to continue our tight cost control in order to achieve the highest profitability possible.

     See Item 5A. "Operating and Financial Review and Prospects - Results of
Operation" for additional trend information.

E.   OFF-BALANCE SHEET ARRANGEMENTS

     We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our minimum contractual obligations as of
December 31, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations                          Payments due by period
-----------------------           -----------------------------------------------------
                                                less than 1
                                    Total          year         1-3 years      3-5 years
                                  --------       --------       --------       --------
                                               (U.S. dollars in thousands)

Operating lease obligations           $7.8           $2.7           $4.7           $0.4

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

     Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

NAME                     AGE      POSITION
---------------          ---      ---------------------------------------------------------

David Assia (1)          55       Chairman of the Board of Directors and Acting Chief
                                  Executive Officer
Ziv Zviel                37       Vice President Finance and Acting Chief Financial Officer
Guy Bernstein            37       Director
Gad Goldstein            47       Director
Itiel Efrat (2)          42       Outside director
Elan Penn (1) (2)        55       Outside director
Eli Reifman              37       Director
Naamit Salomon           42       Director
Yehezkel Zeira (2)       62       Director

----------

(1)  Member of our Option Committee

(2)  Member of our Audit Committee

     Messrs. David Assia, Guy Bernstein, Gad Goldstein and Yehezkel Zeira and
Mrs. Naamit Salomon were elected at 2006 last annual general meeting of shareholders for a one year period, to serve as director until our 2007 annual general meeting of shareholders. In January 2007, our board of directors appointed Mr. Eli Reifman to serve as a director until our 2007 annual general meeting of shareholders. Messrs. Itiel Efrat and Elan Penn will serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until January 28, 2008 and December 7, 2009, respectively, following which their service may be renewed for one additional three-year term.

     In March 2007, we appointed Mr. Eitan Naor as our new President and chief executive officer, who will commence to serve in such capacity as of July 1,
2007.

     DAVID ASSIA, a co-founder of our company, has served as a director since our inception in 1983 and assumed the position of chairman of our board of directors in January 2002, and he has served as our acting chief executive officer since August 2005. Mr. Assia served as chairman of our board of directors from 1986 until October 2000 and served as vice chairman of our board of directors from October 2000 until reassuming the position of chairman of our board of directors in January 2002. From 1986 until September 1997, Mr. Assia served as our chief executive officer. Mr. Assia was managing director of Mashov
Computers Ltd. between 1980 and 1986 and has served as the chairman of its board of directors since 1989. Mr. Assia also serves as a director of Aladdin
Knowledge Systems Ltd., Enformia Ltd., Radview Software, The Weitzman Institute
of Sciences, RRSat Global Communications Network Ltd. and The Israel Association
of Software Houses. Mr. Assia holds a B.A. degree in economics and statistics and M.B.A. degree, both from Tel Aviv University.

     ZIV ZVIEL has served as our vice president finance and acting chief financial officer since November 2005. Prior thereto and from 2003, Mr. Zviel served as director of finance of our Israeli subsidiary and as our corporate controller from the beginning of 2002. Prior thereto and from 2000, Mr. Zviel was an audit manager at the hi-technology practice of Ernst & Young in Tel-Aviv,
Israel. Mr. Zviel is a certified public accountant (CPA) in Israel and holds a
B.A. degree in accounting and economy and M.B.A. degree in information systems, both from Bar-Ilan University in Israel.

     GUY BERNSTEIN has served as a director of our company since December 2006.
Mr. Bernstein has served as the chief financial officer and a member of the board of directors of Emblaze Ltd. since April 2004. From 1999 to 2004, Mr.
Bernstein served as chief financial and operations officer of our company. Mr.
Bernstein also acted as the interim chief executive officer of two of our subsidiaries, Magic Software Enterprises (Israel) Ltd. and Coretech Consulting
Group. From 1994 to 1997, Mr. Bernstein was senior manager for Kost, Forer,
Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Bernstein is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv University.

     GAD GOLDSTEIN has served as a director of our company since December 1998.
Mr. Goldstein has been president of Formula Systems since April 1995 and has served as a director of Formula Systems (1985) Ltd.since January 1985. From 1985 to 1995, Mr. Goldstein served as vice president-finance of Formula Systems
(1985) Ltd. Mr. Goldstein is also the chairman of the board of directors of
BluePhoenix Solutions Ltd. and a director of other companies within the Formula
Systems group, including Matrix IT Ltd., Formula Vision Technologies Ltd. and
Sapiens International Corporation N.V. Mr. Goldstein holds a B.A. degree in economics and M.B.A. degree, both from Tel Aviv University.

     ITIEL EFRAT has served as an outside director of our company since December
2006. Mr. Efrat is the founder and has served as co-managing director of ERB
Ltd., a leading financial consulting firm, since 1995. Mr. Efrat is the founder and a member of the Board of Directors of ESOP-Excellence Trust Company since
2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a
B.A. degree in accounting and economics from Tel-Aviv College of Management.

     ELAN PENN has served as an outside director of our company since December
2005. Mr. Penn has served as chief executive officer and chairman of Penn
Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From
2000 to 2001, Mr. Penn served as vice president of finance and administration of
A.I. Research and Development Ltd. Mr. Penn was chief executive officer of Sivan
Computer Training Company Ltd. during the years 1998 and 2000. From 1992 to
2000, Mr. Penn served as vice president of finance and administration of Mashov
Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company's vice president of finance and administration. Mr. Penn also serves as a director of Healthcare Technologies Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem a Ph.D. in management science from the University of London.

     ELI REIFMAN was appointed by our board of directors to serve as a director of our company in January 2007. In 1994, Mr. Reifman co-founded Emblaze Ltd., an
Israeli company publicly traded on the Aim Stock Exchange, and has served as its vice-chairman since December 2006. Mr. Reifman served as the chief executive officer of Emblaze Ltd. from September 2000 until December 2006.

     NAAMIT SALOMON has served as a director of our company since March 2003.
Ms. Salomon has served as vice president finance of Formula Systems (1985) Ltd.
since August 1997. Ms. Salomon also serves as a director of BluePhoenix
Solutions Ltd., Sapiens International Corporation N.V. and Ki-bi Mobile
Technologies Ltd. From 1990 through August 1997, Ms. Salomon was controller of two large privately held companies in the Formula Systems group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion
University and L.L.M. degree from Bar-Ilan University.

     YEHEZKEL ZEIRA has served as an independent director of our company since
December 2005. Mr. Zeira has been an independent information technologies consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr.
Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira also serves as a director of Tim Computers and Systems Ltd., Kalanit Carmon Software
Services Ltd. and Dafron Ltd. Mr. Zeira is also a lecturer at Ben Gurion
University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and M. Sc. degree in operations research, both from the Technion -
Israel Institute of Technology and has participated in the Harvard Business
School program for management development.

         The following table lists our other key employees:

NAME               AGE      POSITION
----------         ---      -----------------------------------------------------------
Amit Ben-Zvi       40       Vice President, Marketing
Amit Birk          36       Vice President, Mergers and Acquisitions, General Counsel
                            and Corporate Secretary
Avikam Perry       50       Vice President, Research and Development
Oren Inbar         49       Vice President, President and Chief Executive Officer Magic
                            Software Enterprises Inc.
Regev Yativ        38       Vice President, International Sales

     AMIT BEN-ZVI has served as our vice president, iBOLT division since
September 2005. From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products. Prior thereto and from
January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS
Operational Management Systems Ltd., a software applications company based in
Israel. From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer Top Imaging Systems Ltd., a publicly traded company. Mr.
Ben-Zvi holds a B.A. degree in accounting and LLB degree, both from Tel-Aviv
University.

     AMIT BIRK has served as vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Mr.
Birk holds an L.L.B. degree from the University of Sheffield, M.B.A. degree from
Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

     AVIKAM PERRY has served as our vice president, research and development since July 1997. Mr. Perry joined our company in July 1992 and has held various positions, including group and product manager, development department manager and vice president, product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

     OREN INBAR has served as the president and chief executive officer of our
U.S. subsidiary, Magic Software Enterprises Inc., since May 2002. Mr. Inbar joined us in February 1997 as sales manager and served as a managing director of our Israeli operations from June 1998 until May 2000. From May 2000 until May
2001, Mr. Inbar served as our vice president sales Europe. Mr. Inbar holds a
B.Sc. degree in industrial psychology from the University of South Africa.

     REGEV YATIV has served as vice president international sales since October
2006, responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the
Asia Pacific region, Latin America and South Africa. From September 2002 until
June 2006, Mr. Yativ served as our vice president and managing director of
Europe, Middle East and Africa, based at our Netherlands office. From 2001 to
2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe. From 1996 to 1999, Mr. Yativ served as vice president international sales of the NASDAQ traded Edusoft Ltd., specialized in Educational Software sales world wide. Mr.
Yativ holds a B.A. degree from Tel Aviv University.

B.   COMPENSATION

     The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December
31, 2006.

                                            Salaries, fees,
                                            commissions and   Pension, retirement and
                                                bonuses         similar benefits
                                                --------            --------

All directors and executive officers as a
  group (nine persons)                          $420,477            $110,069

     During the year ended December 31, 2006, we paid to each of our outside and independent directors an annual fee of approximately $8,750 and a per meeting attendance fee of approximately $338. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public
Directors under the Israeli Securities Law. We provide automobiles to our executive officers at our expense.

     As of December 31, 2006, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate of
223,863 ordinary shares, at exercise prices ranging from $0.80142 to $5.95 per share (after the dividend adjustment), vesting immediately. Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase
162,584 ordinary shares expire in 2013, options to purchase 2,500 ordinary shares expire in 2014 and options to purchase 56,000 options expire in 2015. All such options were granted under our 2000 Employee Stock Option Plan. See Item
6.E., "Directors, Senior Management and Employees - Share Ownership - Stock
Option Plans."

ACTING CHIEF EXECUTIVE OFFICER COMPENSATION

     On April 15, 1995, we entered into an agreement with Mr. David Assia who then served as our president and chief executive officer and a director of our company and is currently serving as our acting chief executive officer and chairman of our board of directors. Mr. Assia served as our chief executive officer until September 1997 and assumed the position of acting chief executive officer in August 2005. Mr. Assia has served as a director since our inception in 1983, served as chairman of our board of directors from 1986 until October
2000 and served as vice chairman of our board of directors from October 2000 until reassuming the position of chairman of our board of directors in January
2002. The agreement was amended on January 20, 1998 when Mr. Assia resigned from his position as chief executive officer and his responsibilities changed. The agreement, as amended, provides for a base salary and a package of benefits including an annual bonus and options to purchase ordinary shares, and contains certain non-competition and confidentiality provisions. Under the agreement, in the event Mr. Assia's employment was terminated without cause at any time beginning 2001 and until 2006, Mr. Assia would have been entitled to severance pay ranging from 12 months salary to 20 months salary. Thereafter and until
2014, he will be entitled to severance pay, which will be reduced gradually to
12 months salary. In addition, Mr. Assia is entitled to the benefits provided under Israeli law upon termination of his employment. Such benefits include severance payments equal to his last monthly salary times each year of employment with us. Under the agreement, the term of Mr. Assia's employment will continue until such time as we terminate it, subject to providing Mr. Assia with
20 months prior written notice. Mr. Assia may terminate the agreement upon six months prior notice.

     At our 2006 annual general meeting, our shareholders approved an amendment to Mr. Assia's employment terms, such that effective as of January 1, 2006, he is entitled to base compensation at a monthly cost to our company of $20,000 per month and annual variable compensation of the greater of :(i) 3% of the yearly net profit (excluding intercompany transactions) of our subsidiary Magic
Software Japan K.K plus 4% of the annual net profit (excluding intercompany transactions) of our subsidiary CarPro Systems Ltd.; or (ii) 3% of the operating profit of our company. At such meeting, our shareholders also approved the grant of bonus to Mr. Assia in the amount of $21,162 for his time and contribution to our company.

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

ELECTION OF DIRECTORS

     Our articles of association provide for a board of directors consisting of no less than three and no more than eleven members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of eight directors.

     Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our outside directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than outside directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

     Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have "accounting and financial expertise" (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors will include at least one director who has "accounting and financial expertise," within the meaning of the regulations promulgated under the Israeli Companies Law.

     We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item
6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ
Exemptions for a Controlled Company."

OUTSIDE AND INDEPENDENT DIRECTORS

     OUTSIDE DIRECTORS. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term "affiliation" includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an "office holder" as defined in the Israeli Companies Law, however,
"affiliation" does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an outside director following the company's first public offering.

     In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

     As of January 2006, at least one of the outside directors must have
"accounting and financial expertise" and the other outside directors must have
"professional expertise," as such terms are defined by regulations promulgated under the Israeli Companies Law.

     The outside directors are elected by a majority vote at a shareholders meeting. The shareholders voting in favor of their election must include at least one-third of the shares of the non-controlling shareholders of the company who voted on the matter (not including abstentions). This minority approval requirement need not be met if the total shareholdings of those non-controlling shareholders who vote against their election represent 1% or less of all of the voting rights in the company.

     In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

     An outside director may be removed from office at the initiative of the board of directors at a special general meeting of shareholders, if the board resolves that the statutory requirements for that person's appointment as outside director no longer exist, or that the outside director has violated his or her duty of loyalty to the company. The resolution of the special general meeting of shareholders regarding the termination of office of an outside director requires the same majority that is required for the election of an outside director. The court may order the termination of the office of an outside director on the same grounds, following a motion filed by a director or a shareholder. If an outside directorship becomes vacant, the board of directors is required under the Israeli Companies law to convene a shareholders meeting immediately to appoint a new outside director.

     Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

     Until the lapse of two year from termination of office, we may not engage an outside director to service as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

     INDEPENDENT Directors. NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective "independence" requirements of the Securities and Exchange Commission and NASDAQ.

     As a controlled company, within the meaning of NASDAQ Marketplace Rule
4350(c)(5), we are exempted from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. "Directors,
Senior Management and Employees - Board Practices - NASDAQ Exemptions for a
Controlled Company."

     Our Board of Directors has determined that Messrs. Itiel Efrat and Mr.
Elann Penn both qualify as independent directors under the Securities and
Exchange Commission and NASDAQ requirements and as outside directors under the
Israeli Companies Law requirements. Our Board of Directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements

COMMITTEES OF THE BOARD OF DIRECTORS

     AUDIT COMMITTEE. Our audit committee, established in accordance with
Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the
Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants' qualifications and independence, the performance of our internal audit function and independent public accountants, finding any defects in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such defects and such other duties as may be directed by our board of directors.

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

     Our audit committee is currently composed of Messrs. Efrat, Penn and Zeira, each of whom satisfies the respective "independence" requirements of the
Securities and Exchange Commission and NASDAQ. We also comply with Israeli law requirements for audit committee members. Mr. Elan Penn has been elected as the chairperson of the audit committee. Our Board of Directors has determined that
Mr. Penn qualifies as a financial expert. The audit committee meets at least once each quarter.

     OPTION COMMITTEE. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior
Management and Employees - Share Ownership - Stock Option Plans"). Messrs. David
Assia, Amit Birk, Elan Penn and Ziv Zviel are the current members of our option committee. Our option committee meets approximately once each quarter.

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

DIRECTORS' SERVICE CONTRACTS

     OUR ACTING CHIEF EXECUTIVE OFFICER. In January 1998, we entered into an amended employment agreement with Mr. David Assia, currently our acting chief executive officer and the Chairman of our Board of Directors. See Item 6B.
"Directors, Senior Management and Employees - Compensation - Acting Chief
Executive Officer Compensation."

     OTHER. Except as set forth above and in Item 6B. "Directors, Senior
Management and Employees - Compensation," there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

APPROVAL OF RELATED PARTY TRANSACTIONS UNDER ISRAELI LAW

     The Israeli Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, another manager directly subordinate to the managing director or any other person assuming the responsibilities of any of the foregoing positions without regard to such person's title.

     The Israeli Companies Law requires that an office holder promptly disclose, no later than the first board meeting in which such transaction is discussed, any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined by the Israeli
Companies Law as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

     In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, board approval is required unless the articles of association of the company provide otherwise. The transaction must not be adverse to the company's interest. If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must be approved by the audit committee and the board of directors, and, under specified circumstances, by a meeting of the shareholders.

     Subject to certain exceptions provided for in the regulations promulgated under the Israeli Companies Law, agreements regarding directors' terms of employment require the approval of the board of directors and the audit committee. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.
However, should a majority of the audit committee or the board of directors have a personal interest in the matter, all of the directors are permitted to vote on the matter and attend the meeting in which the matter is considered and the matter requires the approval of the shareholders at a general meeting.

     According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.
Such requirements also apply to certain shareholders of a public company, with respect to private placements that will increase their relative holdings in the company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, board of directors and shareholders. The term "controlling shareholder" is defined as a shareholder who has the ability to direct the activities of a company, other than if such power derives solely from the shareholder's position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50%
of the voting rights in the company. The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who actively participate in the voting process (without taking abstaining votes into account), or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

     Private placements in a public company require approval by a company's board of directors and shareholders in the following cases:

     (a) A private placement that meets all of the following conditions: (i) the private placement will increase the relative holdings of a shareholder that holds 5% or more of the company's outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital; (ii) 20%
or more of the voting rights in the company prior to such issuance are being offered; and (iii) all or part of the consideration for the offering is not cash or registered securities, or the private placement is not being offered at market terms.

     (b) A private placement that results in anyone becoming a controlling shareholder of the public company.

     In addition, under the Israeli Companies Law, certain transactions or a series of transactions are considered to be one private placement.

     Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

     Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters: any amendment to the Articles of Association; an increase of the company's authorized share capital; a merger;
or approval of certain interested party transactions that require shareholder approval under the Israeli Companies Law.

     In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.
The breach of such duty is governed by Israeli contract law. The Israeli
Companies Law does not describe the substance of this duty. The Israeli
Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company's articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company's issued and outstanding share capital or of a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company's shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Israeli Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company's issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than
5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90%
of the company's issued and outstanding share capital.

     The Israeli Companies Law provides that an acquisition of shares of a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, if there is no 45% or greater shareholder of the company.

     Merger. The Israeli Companies Law permits merger transactions if approved by each party's board of directors and the majority of each party's shares voted on the proposed merger at a shareholders' meeting called on at least 21 days'
prior notice. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25%
of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders' approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

EXCULPATION, INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

EXCULPATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that an Israeli company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions.

INSURANCE FOR OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

     o    A breach of his or her duty of care to the company or to another person;

     o    A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company's interests; and

     o    A financial liability imposed upon the office holder in favor of another person.

INDEMNIFICATION OF OFFICE HOLDERS

     The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

     o    A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator's award approved by a court;

     o    Reasonable litigation expenses, including attorney's fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

     o    Reasonable litigation expenses, including attorneys' fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company's behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

     In accordance with the Israeli Companies Law, a company's articles of association may permit the company to:

     o    Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company's board of directors, are, at the time of the undertaking, foreseeable due to the company's activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

     o    Retroactively indemnify an office holder of the company.

LIMITATIONS ON EXCULPATION, INSURANCE AND INDEMNIFICATION

     The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

     o    a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

     o    a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

     o    any act or omission committed with intent to derive an unlawful personal gain; and

     o    any fine or forfeiture imposed on the office holder.

     In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the audit committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting. A special majority at the general meeting is required if a controlling shareholder is interested in such transaction as an office holder or as a relative of an office holder, as described above.

     Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors' and officers'
liability insurance policy with a per claim and aggregate coverage limit of $15 million, including legal costs incurred world-wide. However, pursuant to the approval of our audit committee, board of directors and shareholders, we are authorized to procure a directors and officers liability insurance policy with a per claim and aggregate coverage limit of up to $20 million. We have entered into indemnification agreements with four of our directors. Under such indemnification agreements, indemnification will not exceed 25% of our capital in any one case and in the aggregate for all persons, and will be limited to events covered by our directors' and officer's insurance policy and to amounts exceeding the amounts covered by such insurance policy.

NASDAQ EXEMPTIONS FOR A CONTROLLED COMPANY

     We are a controlled company within the meaning of NASDAQ Marketplace Rule
4350(c)(5), or Rule 4350(c)(5), since Formula Systems (1985) Ltd. holds more than 50% of our voting power.

     Under Rule 4350(c)(5), a controlled company is exempt from the requirements of NASDAQ Marketplace Rule 4350(c) that would otherwise require that

     o    the majority of the company's board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

     o    the compensation of the chief financial officer and all other executive officers must be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

     o    director nominees must either be selected or recommended for the board of directors' selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors .

NASDAQ MARKETPLACE RULES AND HOME COUNTRY PRACTICES

     Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of
Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer's home country certifying that the issuer's practices are not prohibited by the home country's laws.

     On June and November 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350. We informed NASDAQ that we do not comply with the following requirements of Rule 4350, and instead follow Israeli law and practice in respect of such requirements:

     o    The requirement that our independent directors will have regularly scheduled meetings at which only independent directors are present.
          Under Israeli law independent directors are not required to hold executive sessions.

     o    The requirement that we distribute to shareholders, and file with
          NASDAQ, copies of an annual report containing audited financial statements of our company and its subsidiaries within a reasonable period of time prior to our annual meeting of shareholders. Under
          Israeli law, as a company that is publicly traded both in Israel and outside of Israel, we are not required to distribute such annual reports to our shareholders. Our annual report on Form 20-F and audited financial statements are available on our website
          (www.magicsoftware.com).

D.   EMPLOYEES

     At December 31, 2006, we and our 13 wholly-owned subsidiaries and one controlled subsidiary had 503 employees worldwide, of which 159 employees were based in Israel, 123 employees were based in Asia, 73 employees were based in
Europe and 148 employees were based in North America. Of such employees, 145 employees were employed in research and development, 179 employees were employed in technical support and consulting, 90 employees were employed in marketing and sales and 89 employees were employed in operations and administration.

     At December 31, 2005, we and our 18 wholly-owned subsidiaries and one controlled subsidiary had 567 employees worldwide, of which 180 employees were based in Israel, 127 employees were based in Asia, 108 employees were based in
Europe and 152 employees were based in North America. Of such employees, 149 employees were employed in research and development, 204 employees were employed in technical support and consulting, 106 employees were employed in marketing and sales and 108 employees were employed in operations and administration.

     At December 31, 2004, we and our then 17 wholly-owned subsidiaries and two controlled subsidiaries had 543 employees worldwide, of which 190 employees were based in Israel, 115 employees were based in Asia, 108 employees were based in
Europe and 130 employees were based in North America. Of such employees, 149 employees were employed in research and development, 187 employees were employed in technical support and consulting, 94 employees were employed in marketing and sales and 112 employees were employed in operations and administration.

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

E.   SHARE OWNERSHIP

BENEFICIAL OWNERSHIP OF EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of June 25, 2007 regarding the beneficial ownership by each of our directors and executive officers:

                                                    Number of Ordinary
                                                        Shares            Percentage of
Name                                               Beneficially Owned (1)  Ownership (2)
----                                                    ---------             ----

David Assia                                             1,372,730 (3)         4.36
Ziv Zviel                                                  30,708 (4)            *
Guy Bernstein                                                  --               --
Gad Goldstein (5)                                              --               --
Itiel Efrat                                                    --               --
Elan Penn                                                  18,000 (5)            *
Eli Reifman                                                    --               --
Naamit Salomon                                                 --               --
Yehezkel Zeira                                             18,000 (5)            *
All directors and executive officers as a group 9
persons)                                                1,439,438             4.57%

----------------

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

(2)  The percentages shown are based on 31,437,557 ordinary shares issued and outstanding as of June 25, 2007 (excluding 1,275,368 ordinary shares held as treasury stock).

(3)  Includes 157,155 ordinary shares subject to currently exercisable options granted under our 2000 Stock Option Plan, having an average exercise price of $2.0 per share. Of such options, options to purchase 2,779 ordinary shares expire in 2012 and options to purchase 154,376 ordinary shares expire in 2013. Options granted prior to the dividend distribution in
     February 2003 reflect adjustments made to such options as a result of the dividend distribution.

(4)  Subject to currently exercisable options granted under our 2000 Stock
     Option Plan, having an average exercise price of $2.29 per share. Of such options, options to purchase 8,208 ordinary shares expire in 2013, options to purchase2,500 ordinary shares expire in 2014 and options to purchase
     20,000 ordinary shares expire in 2015. Options granted prior to the dividend distribution in February 2003 reflect adjustments made to such options as a result of the dividend distribution.

(5)  Subject to currently exercisable options granted under our 2000 Stock
     Option Plan, having an exercise price of $1.5 per share which expire in
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

     During 2006, options to purchase 48,512 ordinary shares were exercised under the 1991 Plan at an average exercise price of $1.80 per share. As of
December 31, 2006, options to purchase 261,463 ordinary shares were outstanding under the 1991 Plan having an average exercise price of $3.19 per share. As of
December 31, 2006, our executive officers and directors as a group, then consisting of nine persons, did not hold any options under the 1991 Plan.

2000 STOCK OPTION PLAN

     In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan,
under which we may grant options to employees, officers, directors and consultants of our company and its subsidiaries. The 2000 Plan initially authorized the grant of options to purchase up to 3,000,000 ordinary shares. In
January 2004, our shareholders approved an increase in the number of shares available for grant under the 2000 Plan by 1,000,000 ordinary shares and in
December 2005 our shareholders approved an additional increase in the number of shares available for grant under the 2000 Plan by 600,000 ordinary shares. As such, up to an aggregate of 4,600,000 ordinary shares may be issued under the
2000 Plan.

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

     o    Propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

     o    Determine the form, terms and conditions of the written stock option agreement evidencing the option, including (but not limited to) the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

     o    Prescribe the form and provisions of the notice of exercise and payment of the option;

     o    Nominate a trustee for options issued under Section 102 of the Israeli
          Tax Ordinance, in accordance with the provisions of such Section 102;

     o    Adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

     o    Interpret the provisions of the 2000 Plan; and

     o    Prescribe, amend, and rescind rules and regulations relating to the
          2000 Plan or any award thereunder as it may deem necessary or advisable.

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

     Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his guardian or legal representative; provided, however, that during the optionee's lifetime, the optionee may, with the consent of the Option Committee transfer without consideration all or any portion of his options to members of the optionee's immediate family, a trust established for the exclusive benefit of members of the optionee's immediate family, or a limited liability company in which all members are members of the optionee's immediate family.

     During 2006, options to purchase 62,000 ordinary shares were granted under the 2000 Plan (including options that were forfeited without being exercised)
having an average exercise price of $1.69 per share, and options to purchase
204,834 ordinary shares were exercised at an average exercise price of $1.1278 per share. As of December 31, 2006, options to purchase 2,091,169 ordinary shares were outstanding under the 2000 Plan having an average exercise price of
$2.43 per share. As of December 31, 2006, our executive officers and directors as a group, then consisting of nine persons, held options to purchase 223,863 ordinary shares under the 2000 Plan having an average exercise price of $3.24 per SHARE.

     As of December 29, 2005, our Board of Directors resolved to accelerate the vesting period of all of the outstanding unvested options as of such date, for the purchase of an aggregate 611,517 ordinary shares, with vesting periods from
January 1, 2006 through March 2009, so that these options became fully vested.
These options had an average exercise price of $3.46 per share. All of the accelerated options had an exercise price exceeding our market price on such date. The ordinary shares that may be purchased upon exercise of the accelerated options shall be subject to a holding period, according to which the optionees will be entitled to sell the purchased shares over a three year period, 1/36 of the purchased shares per month. Our foregoing decision to accelerate the vesting of such options and to grant fully vested options in the future was primarily due to the issuance of SFAS No. 123 (revised 2004), "Share-Based Payment," which requires all unvested stock options to be treated as a compensation expense as of January 1, 2006.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

     We are controlled by Formula Systems (1985) Ltd., which holds 50.10% of our ordinary shares.

     The following table sets forth certain information as of June 25, 2007 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

                               Number of Ordinary Shares  Percentage of
Name                              Beneficially Owned(1)   Ownership (2)
                                      ----------            -----

Formula Systems (1985) Ltd. (3)       15,750,989            50.10%

------------------

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

(2)  The percentages shown are based on 31,437,557 ordinary shares issued and outstanding as of June 25, 2007 (excluding 1,275,368 ordinary shares held as treasury stock).

(3)  The address of Formula Systems (1985) Ltd. is 3 Hagalim Boulevard, Herzliya
     Pituach, Israel.

MAJOR SHAREHOLDERS VOTING RIGHTS

     Our major shareholders do not have different voting rights.

RECORD HOLDERS

     Based on a review of the information provided to us by our U.S. transfer agent, as of June 18 2006, there were 107 record holders, of which 86 record holders holding approximately 47.46% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

B.   RELATED PARTY TRANSACTIONS

     During 2005, we entered into an ERP (enterprise resource planning) project with a number of companies that are engaged in the software and hardware businesses and the implementation of ERP projects. See Item 5B. "Operating and
Financial Review and Prospects - Liquidity and Capital Resources." In connection with this ERP project, in July 2005 we entered into a memorandum of understanding with Matrix-One1 Ltd., valued at approximately $670,000. Until the end of 2006, we performed only part of the project, in the amount of $497,000.
Matrix-One1 Ltd. is a subsidiary of Matrix IT Ltd., a company held by our major shareholder, Formula Systems (1985) Ltd.

C.   INTERESTS OF EXPERTS AND COUNSEL

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     See the consolidated financial statements, including the notes thereto, included in Item 18.

EXPORT SALES

     Our export sales constitute a significant portion of our total sales volume. See Note 13 to our consolidated financial statements.

LEGAL PROCEEDINGS

     We received final tax assessments for the years 1997 to 2002 from the
Israeli tax authorities and have appealed to the District Court of Tel Aviv -
Jaffa with respect to such tax assessments. As of May 2006, one open issue remains to be settled by the court (which management believes will result in a maximum tax payment of no more than $0.7 million), while all other issues were resolved with no additional taxes to be paid by us. Since our management, based on the advice of its legal advisors, believes that the probability of an unfavorable outcome to our company on this matter is remote, no provision was provided in the financial statements in respect of this matter.

     In June 2004, an Israeli company filed a lawsuit against us in the District
Court of Tel Aviv - Jaffa seeking NIS 8.0 million (approximately $1.84 million), with an option to increase this amount to NIS 16,989,356 (approximately $3.9 million), for recovery of damages allegedly caused by our failure to integrate a software application. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed recently and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires.
Due to the preliminary stage of this litigation, we are not able to assess the outcome of the lawsuit nor can we make any estimate of the amount of damages;
therefore, no provision has been made for the lawsuit.

     In May 2005, a client of our subsidiary Magic Software Enterprises (Israel)
Ltd. filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of
$335,641. The claim was moved to arbitration. Due to the preliminary stage of this litigation, we are not able to assess the outcome of the lawsuit nor can we make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

     In February 2006, a client of our subsidiary CarPro Systems Ltd. filed a lawsuit against the subsidiary in the Magistrate's Court of Tel Aviv - Jaffa claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of NIS 1,053,531 (approximately $256,958). The claim had been moved to arbitration, which will commence in August 2007. Due to the preliminary stage of this litigation, we are not able to assess the outcome of the lawsuit nor can we make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

     In March 2006, a client of our Magic solution provider in France filed a lawsuit against the Magic solution provider and our subsidiary Magic Software
Enterprises (France) S.A.R.L. in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of Euro 548,000. Due to the preliminary stage of this litigation, we are not able to assess the outcome of the lawsuit nor can we make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

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

ITEM 9. THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

ANNUAL STOCK INFORMATION

     The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global
Market and the Tel Aviv Stock Exchange:

                                NASDAQ GLOBAL MARKET   TEL AVIV STOCK EXCHANGE*
                                --------------------    --------------------
                                  HIGH        LOW         HIGH        LOW
                                --------    --------    --------    --------

YEAR

2002                            $   2.10    $   0.72    $   2.15    $   0.88
2003                            $   4.85    $   0.79    $   4.69    $   0.83
2004                            $   8.70    $   2.51    $   8.65    $   2.60
2005                            $   3.54    $   1.44    $   3.49    $   1.41
2006                            $   2.37    $   1.41    $   2.22    $   1.41

-----------------

     * The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S.
dollar on the same date.

QUARTERLY STOCK INFORMATION

     The following table sets forth, for each of the financial quarters in the two most recent financial years and subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel
Aviv Stock Exchange:

                                NASDAQ GLOBAL MARKET   TEL AVIV STOCK EXCHANGE*
                                --------------------    --------------------
                                  HIGH        LOW         HIGH        LOW
                                --------    --------    --------    --------

2005
First Quarter                   $   3.54    $   2.90    $   3.49    $   3.05
Second Quarter                  $   3.25    $   1.80    $   3.25    $   1.87
Third Quarter                   $   2.25    $   1.59    $   2.21    $   1.64
Fourth Quarter                  $   2.00    $   1.44    $   1.91    $   1.41

2006
First Quarter                   $   1.85    $   1.46    $   1.82    $   1.48
Second Quarter                  $   2.22    $   1.57    $   2.17    $   1.55
Third Quarter                   $   2.33    $   1.41    $   2.14    $   1.41
Fourth Quarter                  $   2.37    $   1.62    $   2.22    $   1.64

2007
First Quarter                   $   2.90    $   2.14    $   2.87    $   2.35

-----------------

     * The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S.
dollar on the same date.

MONTHLY STOCK INFORMATION

     The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global
Market and the Tel Aviv Stock Exchange:

                                NASDAQ GLOBAL MARKET   TEL AVIV STOCK EXCHANGE*
                                --------------------    --------------------
                                  HIGH        LOW         HIGH        LOW
                                --------    --------    --------    --------

December 2006                   $   2.37    $   1.93    $   2.26    $   1.95
January 2007                    $   2.86    $   2.37    $   2.63    $   2.02
February 2007                   $   2.90    $   2.35    $   2.55    $   2.11
March 2007                      $   2.54    $   2.31    $   2.23    $   2.05
April 2007                      $   2.52    $   2.14    $   2.18    $   1.94
May 2007                        $   2.60    $   2.32    $   2.28    $   2.08

--------------------

     * The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S.
dollar on the same date.

B.   PLAN OF DISTRIBUTION

     Not applicable.

C.   MARKETS

     Our ordinary shares have traded on the NASDAQ Global Market (under the symbol "MGIC") since our initial public offering on August 16, 1991. Since
November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock
Exchange.

D.   SELLING SHAREHOLDERS

     Not applicable.

E.   DILUTION

     Not applicable.

F.   EXPENSE OF THE ISSUE

     Not applicable.

ITEM 10. ADDITIONAL INFORMATION

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

THE POWERS OF THE DIRECTORS

     Under the provisions of the Israel Companies Law and our articles of association, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See "Item 6C. Directors, Senior Management and Employees -
Board Practices - Approval of Related Party Transactions Under Israeli Law."

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

     DIVIDEND RIGHTS. Holders of our ordinary shares are entitled to the full amount of any cash or share dividend subsequently declared. The board of directors may declare interim dividends and propose the final dividend with respect to any fiscal year only out of the retained earnings, in accordance with the provisions of the Israeli Companies Law. See "Item 8A. Financial Information
- Consolidated and Other Financial Information - Dividend Distributions Policy."
All unclaimed dividends or other monies payable in respect of a share may be invested or otherwise made use of by the Board of Directors for our benefit until claimed. Any dividend unclaimed after a period of three years from the date of declaration of such dividend will be forfeited and will revert to us;
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

     Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of
Directors (except the outside directors) may be reelected upon completion of their term of office. Formula Systems (1985) Ltd., which beneficially owns approximately 50.10% of our ordinary shares, is likely to be able to elect all of our directors other than our outside directors. See "Item 7A. Major
Shareholders and Related Party Transactions - Major Shareholders." For
information regarding the election of outside directors, see "Item 6C.
Directors, Senior Management and Employees - Board Practices -- Election of
Directors."

     RIGHTS TO SHARE IN THE COMPANY'S PROFITS. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution. See this Item 10B. "Additional Information - Memorandum and
Articles of Association - Rights Attached to Shares - Dividend Rights."

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

     LIMITATIONS ON ANY EXISTING OR PROSPECTIVE MAJOR SHAREHOLDER. See Item 6C.
"Directors and Senior Management -Board Practices - Approval of Related Party
Transactions Under Israeli Law."

CHANGING RIGHTS ATTACHED TO SHARES

     According to our articles of association, the rights attached to any class of shares may be modified or abrogated by us, subject to the consent in writing of, or sanction of a resolution passed by, the holders of a majority of the issued shares of such class at a separate general meeting of the holders of the shares of such class.

ANNUAL AND EXTRAORDINARY MEETINGS

     Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as "special general meetings." With respect to "special general meetings notice of at least
35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors,
25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. "Additional Information - Memorandum and Articles of
Association - Rights Attached to Shares - Voting Rights."

LIMITATIONS ON THE RIGHTS TO OWN SECURITIES IN OUR COMPANY

     Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

PROVISIONS RESTRICTING CHANGE IN CONTROL OF OUR COMPANY

     The Israeli Companies Law requires that mergers between Israeli companies be approved by the board of directors and general meeting of shareholders of both parties to the transaction. The approval of the board of directors of both companies is subject to such boards' confirmation that there is no reasonable doubt that following the merger the surviving company will be able to fulfill its obligations towards its creditors. Each company must notify its creditors about the contemplated merger. Under the Israeli Companies Law, our articles of association are deemed to include a requirement that such merger be approved by an extraordinary resolution of the shareholders, as explained above. The approval of the merger by the general meetings of shareholders of the companies is also subject to additional approval requirements as specified in the Israeli
Companies Law and regulations promulgated thereunder. See also "Item 6C.
Directors, Senior Management and Employees - Board Practices - - Approval of
Related Party Transactions Under Israeli Law."

DISCLOSURE OF SHAREHOLDERS OWNERSHIP

     The Israeli Securities Law and the regulations promulgated thereunder require that a company whose shares are traded on a stock exchange in Israel, as in the case of our company, report the share ownership of its interested parties. An interested party is defined under the Israeli Securities Law as any one of the following: (i) a person holding 5% or more of the company's issued capital stock or voting power, or who is entitled to appoint one or more of the company's directors or its general manager; or (ii) any person acting as a director or general manager of the company; or (iii) any company, in which any of the above persons either holds 25% or more of its capital stock or voting power or is entitled to appoint 25% or more of its directors.

CHANGES IN OUR CAPITAL

     Changes in our capital are subject to the approval of the shareholders by a majority of the votes of shareholders present at the meeting, in person or by proxy, and voting on the matter.

C.   MATERIAL CONTRACTS

     None.

D.   EXCHANGE CONTROLS

     Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares. In May 1998, a new
"general permit" was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert
Israeli currency into non-Israeli currencies.

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

     HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO
THE UNITED STATES, ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP
AND DISPOSITION OF ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY
FOREIGN, STATE OR LOCAL TAXES.

ISRAELI TAX CONSIDERATIONS

     The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.
The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

GENERAL CORPORATE TAX STRUCTURE

     Israeli companies are generally subject to company tax on their taxable income. The applicable rate is 31% in 2006, 29% in 2007, 27% in 2008, 26% in
2009 and 25% in 2010 and thereafter.

     Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is generally measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

TAX BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS, 1959

     The Law for the Encouragement of Capital Investment, 1959, or the
Investment Law, provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an "approved enterprise." To obtain "approved enterprise" status, an application to the
Investment Center of the Ministry of Industry and Trade, or the Investment
Center, needs to be submitted. Each instrument of approval for an approved enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

     The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. As explained below, following the amendment of the Investment Law which became effective on April, 1, 2005, companies may receive tax benefits under the law without applying for an approved enterprise status.

TAX BENEFITS FOR INCOME FROM APPROVED ENTERPRISES APPROVED BEFORE APRIL 1, 2005

     Before April 1, 2005 an approved enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits, or the Alternative Benefits. We have elected to forego the entitlement to grants and have applied for the Alternative Benefits, under which undistributed income that we generate from our approved enterprises will be completely tax exempt.
The period of such tax exemption for a company electing the Alternative Benefits ranges between two and ten years, depending upon the location within Israel and the type of the approved enterprise. Because we are located in Or Yehuda, the period of tax exemption applicable is two to four years (as described below).

     On expiration of the exemption period, the approved enterprise would be eligible for beneficial tax rates otherwise available for approved enterprises under the Investment Law (for our company, a rate of 25%) for the remainder of the otherwise applicable benefits period.

     Alternative Benefits are available until the earlier of (i) seven consecutive years, commencing in the year in which the specific approved enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the approved enterprise status.

     Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is generated by an approved enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the approved enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to payment of corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. If we are also deemed to be a "Foreign Investors' Company," or "FIC," and if the FIC (the
definition of which appears below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our approved enterprises during the tax exemption period may be taxed at a lower rate.

     Since we have elected the Alternative Benefits package, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year's profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our approved enterprise programs and not to distribute the income as a dividend.

     If we qualify as a FIC, our approved enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its approved enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

     The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status under Israeli law to eight investment programs at our manufacturing facility. We have elected the alternative package of benefits with respect to each of these approved enterprise programs.

     The benefits available to an approved enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

TAX BENEFITS UNDER AN AMENDMENT THAT BECAME EFFECTIVE ON APRIL 1, 2005

     On April 1, 2005, a amendment to the Investment Law became effective. The
Investment Law provides that terms and benefits included in any certificate of approval that was granted before the April 2005 amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.

     Under the April 2005 amendment, "approved enterprise" status will continue to be granted by the Investment Center to qualifying investments. However, the amendment limits the scope of enterprises which may be approved by the
Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of the approved enterprise's income will be derived from export.

     The April 2005 amendment provides that approved enterprise status will only be necessary for receiving grants. As a result, it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax
Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

     Tax benefits are available under the April 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a "benefited enterprise" status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company's effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain amount or certain percentage of the value of the company's production assets before the expansion.

     The extent of the tax benefits available under the April 2005 amendment to qualifying income of a benefited enterprise are determined by the geographic location of the benefited enterprise. The location will also determine the period for which tax benefits are available.

     Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an approved enterprise under the
Alternative Benefits track. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified "FIC" which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

     As a result of the April 2005 amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

     The April 2005 amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

TAX BENEFITS AND GRANTS FOR RESEARCH AND DEVELOPMENT

     Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects if the expenditures are approved by the relevant Israeli government ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES), 1969

     The following preferred corporate tax benefits, among others, are available to Industrial Corporations, which may be applicable to us:

     o    Amortization of purchases of know-how and patents over eight years for tax purposes.

     o    Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

     o    Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November
          1994, this exemption was repealed, however, it applies to our shareholders pursuant to a grand-fathering clause.) This exemption applies only to gains that accrued before January 1, 2003.

     o    Accelerated depreciation rates on equipment and buildings.

SPECIAL PROVISIONS RELATING TO TAXATION UNDER INFLATIONARY CONDITIONS

     The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

     o    When the value of a company's equity, as calculated under the
          Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

     o    If the depreciated cost of a company's fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.

     o    Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

     The Minister of Finance may, with the approval of the Knesset Finance
Committee, determine by decree, during a certain fiscal year (or until February
28th of the following year) in which the rate of increase of the Israeli consumer price index will not exceed or did not exceed, as applicable, 3%, that some or all of the provisions of the Inflationary Adjustments Law shall not apply with respect to such fiscal year, or, that the rate of increase of the
Israeli consumer price index relating to such fiscal year shall be deemed to be
0%, and to make the adjustments required to be made as a result of such determination.

ISRAELI CAPITAL GAINS TAX

     Until the end of the year 2002, and provided we maintained our status as an industrial corporation, capital gains from the sale of our securities were generally exempt from Israeli Capital Gains Tax. This exemption did not apply to a shareholder whose taxable income was determined pursuant to the Israeli Income
Tax Law (Inflationary Adjustments) 1985, or to a person whose gains from selling or otherwise disposing of our securities were deemed to be business income.

     From January 1, 2003, capital gains from the sale of our securities were generally subject to tax. On January 1, 2006 an amendment to the Israeli tax regime became effective, referred to as the 2006 Tax Reform. The 2006 Tax Reform significantly changed the tax rates applicable to income derived from securities.

     According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a "substantial shareholder" (generally a shareholder with 10%
or more of the right to profits, right to nominate a director and voting rights)
in the company issuing the shares.

     A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial Shareholder.

     Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer's initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to
25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly .

     In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

     Pursuant to the treaty between the governments of the United States and
Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax. This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12 month period would be subject to Israeli tax, to the extent applicable; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in
U.S. laws applicable to foreign tax credits.

ISRAELI TAX ON DIVIDEND INCOME

TAXATION OF ISRAELI RESIDENTS

     Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares
(share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a material shareholder within the meaning of the
Israeli Tax Ordinance, at any time during the 12-month period preceding such distribution. Dividends paid on our ordinary shares to Israeli resident companies are exempt from such tax (except with respect to dividends that are distributed from the income derived outside of Israel, which are subject to the
25% tax rate).

     Trust funds, pension funds and other institutions which are exempt from tax based on Section 9(2) of the Israeli Tax Ordinance are exempt from the tax on dividend distributions.

     The withholding tax on dividends paid on our ordinary shares is 20%
(including for a shareholder considered a material shareholder within the meaning of the Israeli Tax Ordinance).

     Dividends paid from income derived from our approved enterprise or benefited enterprise are subject to tax, which is withheld at the source at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders' tax liability.

TAXATION OF NON-ISRAELI RESIDENTS

     Under Israeli tax law, a distribution of dividends from income attributable to an approved enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors' Company). Any distribution of dividends from income that is not attributable to an approved enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed
"a non-substantial shareholder" will be subject to tax at the rate of 20%.

     Under the US-Israel Tax Treaty, Israeli withholding tax on dividends paid to a U.S. treaty resident may not in general exceed 25%, or 15% in the case of dividends paid out of the profits of an approved enterprise. Where the recipient is a U.S. corporation owning 10% or more of the voting stock of the paying corporation and the dividend is not paid from the profits of an approved enterprise, the Israeli tax withheld may not exceed 12.5%, subject to certain conditions.

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

     o    broker-dealers,

     o    financial institutions,

     o    certain insurance companies,

     o    investors liable for alternative minimum tax,

     o    tax-exempt organizations,

     o    non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

     o    persons who hold the ordinary shares through partnerships or other pass-through entities,

     o    persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

     o    investors that actually or constructively own 10% or more of our voting shares, and

     o    investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

     For purposes of this summary, a U.S. Holder is:

     o    an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

     o    a corporation created or organized in or under the laws of the United
          States or any political subdivision thereof;

     o    an estate whose income is subject to U.S. federal income tax regardless of its source; or

     o    a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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
Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

     Subject to certain limitations, "qualified dividend income" received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent.
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

     If we are treated as a PFIC for any taxable year, then, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a
"qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below,

     o    you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

     o    the amount allocated to each year during which we are considered a
          PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

     o    the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

     o    you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

     Alternatively, assuming the ordinary shares qualify as "marketable stock"
within the meaning of section 1296(e) of the Code, if you elect to
"mark-to-market" your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss, except that in a year that we are not considered a PFIC, a gain or loss will be treated as capital gain or loss.

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

     Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

     This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following Securities and Exchange Commission public reference rooms: 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on
the Securities and Exchange Commission Internet site (http://www.sec.gov) and on our website www.magicsoftware.com. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington,
D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The
Exchange Act file number for our Securities and Exchange Commission filings is
0-30198.

     The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or
Yehuda 60218, Israel.

I.   SUBSIDIARY INFORMATION

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
         PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.
Our management, including our acting chief executive officer and acting chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our acting chief executive officer and acting chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

ITEM 15T. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Mr. Elan Penn, an outside director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Penn's relevant experience, see Item 6.A. "Directors, Senior Management and Employees -- Directors and Senior Management."

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

                                Year Ended December 31,
                                -----------------------
Services Rendered                 2005           2006
-----------------               --------       --------

Audit (1)                       $170,000       $142,000
Audit-related                          -              -
Tax (2)                         $ 18,000       $ 18,000
Other (3)                       $  1,000       $  7,000
                                --------       --------
Total                           $189,000       $167,000

--------------

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

PRE-APPROVAL POLICIES AND PROCEDURES

     Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst &
Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee's approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the
Securities and Exchange Commission, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT
          COMMITTEE

     Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
          ISSUER PURCHASE OF EQUITY SECURITIES

     Neither we nor any affiliated purchaser has purchased any of our securities during 2006.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

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

Consolidated Balance Sheets                                        F-3 - F-4

Consolidated Statements of Operations                                    F-5

Statements of Changes in Shareholders' Equity                            F-6

Consolidated Statements of Cash Flows                              F-7 - F-8

Notes to Consolidated Financial Statements                        F-9 - F-43

Appendix A - Details of Subsidiaries and Affiliated Company             F-44

ITEM 19. EXHIBITS

INDEX TO EXHIBITS

EXHIBIT   DESCRIPTION

3.1       Memorandum of Association of the Registrant(1)

3.2       Articles of Association of the Registrant(2)

4.1       Specimen of Ordinary Share Certificate(3)

8         List of Subsidiaries of the Registrant

10.1      1991 Employee Stock Option Plan, as amended(4)

10.2      2000 Employee Stock Option Plan(5)

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

15.3      Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes
          Logistics Technologies Limited)

15.4      Consent of ASG Audit Corporation, a Member of Grant Thornton
          International (relating to Magic Software Japan K.K.)

15.5      Consent of KDA Audit Corporation (relating to Magic Software Japan
          K.K.)

15.6      Consent of Mock & Partners International, Registered Accountants
          (relating to Magic Benelux B.V.)

15.7      Consent of Maria Negyeffy, Registered Auditors (relating to Magic
          (Onyx) Magyarorszag Szoftverhaz Kft.)

15.8      Consent of Federico Pozzi, Registered Auditors (relating to Magic
          Italy Srl.)

-------------

(1)  Filed as Exhibit 3.2 to the registrant's registration statement on Form
     F-1, registration number 33-41486, and incorporated herein by reference.

(2)  Filed as Exhibit 3.1 to the registrant's registration statement on Form
     F-1, registration number 33-41486, and incorporated herein by reference.

(3)  Filed as Exhibit 4.1 to the registrant's registration statement on Form
     F-1, registration number 33-41486, and incorporated herein by reference.

(4)  Filed as Exhibit 10.1 to the registrant's annual report on Form 20-F for the year ended December 31, 2000 , and incorporated herein by reference.

(5)  Filed as Exhibit 10.2 to the registrant's annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

              MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                             AS OF DECEMBER 31, 2006

                                 IN U.S. DOLLARS

                                      INDEX

                                                              PAGE
                                                           ----------

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM       F-2

CONSOLIDATED BALANCE SHEETS                                F-3 - F-4

CONSOLIDATED STATEMENTS OF OPERATIONS                         F-5

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                 F-6

CONSOLIDATED STATEMENTS OF CASH FLOWS                      F-7 - F-8

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                 F-9 - F-43

DETAILS OF SUBSIDIARIES AND AFFILIATE                         F-44

                                     F - 1

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                         MAGIC SOFTWARE ENTERPRISES LTD.

     We have audited the accompanying consolidated balance sheets of Magic
Software Enterprises Ltd. (the "Company") and its subsidiaries as of December
31, 2005 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 10% and 18% as of December 31, 2005 and 2006, respectively, and total revenues of 39%, 18% and 33% for each of the three years in the period ended
December 31, 2006. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

     In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2005 and 2006, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

     As discussed in Note 2 to the consolidated financial statements, the company adopted the provision of Statement of Financial Accounting Standard No.
123(R), "Share-Based Payment", effective January 1, 2006.

     As discussed in Note 2 to the consolidated financial statements, on
December 31, 2006, the Company initially applied the provisions of Staff
Accounting Bulletin No. 108, "Considering the Effects of Prior Year
Misstatements when Quantifying Misstatements in Current Year Financial
Statements", and recorded a cumulative effect adjustment to beginning accumulated deficit at January 1, 2006 and adjustments to property and equipment as of December 31, 2005.

                                              /s/ Kost Forer Gabbay and Kasierer
Tel-Aviv, Israel                                 KOST FORER GABBAY & KASIERER
June 26, 2007                                  A Member of Ernst & Young Global

                                     F - 2

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                 DECEMBER 31,
                                                                              ------------------
                                                                                2005       2006
                                                                              -------    -------

    ASSETS

CURRENT ASSETS:

  Cash and cash equivalents                                                   $ 9,116    $ 8,162
  Short-term bank deposits                                                        368         69
  Marketable securities (Note 3)                                                4,381      4,649
  Trade receivables (net of allowance for doubtful accounts of $ 2,210 and
    $ 1,836 at December 31, 2005 and 2006, respectively)                       14,572     12,365
  Other accounts receivable and prepaid expenses (Note 4)                       2,832      2,472
  Inventory                                                                       400        328
                                                                              -------    -------

TOTAL current assets                                                           31,669     28,045
                                                                              -------    -------

LONG-TERM INVESTMENTS:
  Long-term lease deposits                                                        805        576
  Investments in affiliated companies                                             198        213
  Severance pay fund                                                            2,135      2,176
                                                                              -------    -------

TOTAL long-term investments                                                     3,138      2,965
                                                                              -------    -------

PROPERTY AND EQUIPMENT, NET (Note 5)                                            6,955      6,414
                                                                              -------    -------

OTHER INTANGIBLE ASSETS, NET (Note 6)                                          11,199     10,863
                                                                              -------    -------

GOODWILL (Note 7)                                                              20,762     21,624
                                                                              -------    -------

                                                                              $73,723    $69,911
                                                                              =======    =======

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 3

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                                                   DECEMBER 31,
                                                                              -----------------------
                                                                                2005          2006
                                                                              ---------     ---------

    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Short-term credit and current maturities of long-term loans (Note 8)        $   4,183     $   4,514
  Trade payables                                                                  3,319         3,491
  Accrued expenses and other accounts payable (Note 9)                           10,696        11,399
                                                                              ---------     ---------

TOTAL current liabilities                                                        18,198        19,404
                                                                              ---------     ---------

ACCRUED SEVERANCE PAY                                                             2,527         2,499
                                                                              ---------     ---------

LONG-TERM LOANS (Note 10)                                                           165           233
                                                                              ---------     ---------

MINORITY INTEREST                                                                   528           131
                                                                              ---------     ---------

COMMITMENTS AND CONTINGENTIES (Note 15)

SHAREHOLDERS' EQUITY (Note 12):
  Share capital:

    Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value at
      December 31, 2005 and 2006; Issued: 32,345,867 and 32,599,213
      shares at December 31, 2005 and 2006, respectively; Outstanding:
      31,070,499 and 31,323,845 shares at December 31, 2005 and 2006,
      respectively                                                                  829           834
  Additional paid-in capital                                                    106,072       106,375
  Accumulated other comprehensive loss                                           (1,514)       (1,337)
  Treasury shares, at cost: 1,275,368 Ordinary shares at December 31, 2005
    and 2006.                                                                    (6,772)       (6,772)
  Accumulated deficit                                                           (46,310)      (51,456)
                                                                              ---------     ---------

TOTAL shareholders' equity                                                       52,305        47,644
                                                                              ---------     ---------

                                                                              $  73,723     $  69,911
                                                                              =========     =========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 4

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                    YEAR ENDED DECEMBER 31,
                                                             -----------------------------------
                                                               2004         2005         2006
                                                             --------     --------     --------

Revenues (Note 13):

  Software sales                                             $ 28,022     $ 25,103     $ 22,336
  Maintenance and technical support                            12,555       14,376       14,935
  Consulting services                                          24,590       21,511       24,454
                                                             --------     --------     --------

TOTAL revenues                                                 65,167       60,990       61,725
                                                             --------     --------     --------

Cost of revenues:

  Software sales                                                6,462        8,483        7,016
  Maintenance and technical support                             3,199        2,679        3,615
  Consulting services                                          15,818       15,514       18,087
                                                             --------     --------     --------

TOTAL cost of revenues                                         25,479       26,676       28,718
                                                             --------     --------     --------

Gross profit                                                   39,688       34,314       33,007
                                                             --------     --------     --------

Operating costs and expenses:
  Research and development, net (Note 14a)                      3,845        3,733        3,942
  Selling and marketing                                        17,157       18,510       16,777
  General and administrative                                   15,384       16,332       15,572
  Restructuring and Impairment                                      -            -        2,157
                                                             --------     --------     --------

TOTAL operating expenses, net                                  36,386       38,575       38,448
                                                             --------     --------     --------

Operating income (loss)                                         3,302       (4,261)      (5,441)
Financial income (expenses), net (Note 14b)                       912         (811)         410
Other income, net (Note 1f)                                         -        1,169          278
                                                             --------     --------     --------

Income (loss) before taxes on income                            4,214       (3,903)      (4,753)
Taxes on income (Note 11)                                         281          491          325
                                                             --------     --------     --------

                                                                3,933       (4,394)      (5,078)
Equity in earnings of affiliates                                   79           19           15
Minority interest in losses (earnings) of subsidiaries             78         (232)          57
                                                             --------     --------     --------

Net income (loss)                                            $  4,090     $ (4,607)    $ (5,006)
                                                             ========     ========     ========

Basic and diluted net earnings (loss) per share (Note 16)    $   0.13     $  (0.15)    $  (0.16)
                                                             ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 5

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                                                    ACCUMULATED
                                                                                  ADDITIONAL           OTHER          TREASURY                           COMPREHENSIVE     TOTAL
                                                                     SHARE         PAID-IN          COMPREHENSIVE      SHARES           ACCUMULATED         INCOME      SHAREHOLDERS'
                                                                    CAPITAL        CAPITAL           INCOME (LOSS)     AT COST            DEFICIT           (LOSS)         EQUITY
                                                                    --------       --------           --------         --------           --------         --------       --------

Balance as of January 1, 2004                                       $    805       $104,765           $    (80)        $ (5,773)          $(45,793)                       $ 53,924
  Other comprehensive income:
    Foreign currency translation adjustments                               -              -                384                -                  -         $    384            384
    Unrealized gains from available-for-sale securities, net               -              -                  2                -                  -                2              2
  Net income                                                               -              -                  -                -              4,090            4,090          4,090
                                                                                                                                                           --------

  Total comprehensive income                                                                                                                               $  4,476
                                                                                                                                                           ========
  Exercise of stock options and warrants                                  22          1,227                  -                -                  -                           1,249
  Purchase of Treasury shares                                              -              -                  -             (102)                 -                            (102)
                                                                    --------       --------           --------         --------           --------                        --------
Balance as of December 31, 2004                                          827        105,992                306           (5,875)           (41,703)                         59,547
    Realized losses from available-for-sale securities                     -              -                 36                -                  -                              36
  Other comprehensive loss:
    Foreign currency translation adjustments                               -              -             (1,578)               -                  -         $ (1,578)        (1,578)
    Unrealized losses from available-for-sale securities                   -              -               (278)               -                  -             (278)          (278)
  Net loss                                                                 -              -                  -                -             (4,607)          (4,607)        (4,607)
                                                                                                                                                           --------

  Total comprehensive loss                                                                                                                                 $ (6,463)
                                                                                                                                                           ========
  Exercise of stock options                                                2             80                  -                -                  -                              82
  Purchase of Treasury shares                                              -              -                  -             (897)                 -                            (897)
                                                                    --------       --------           --------         --------           --------                        --------

Balance as of December 31, 2005                                          829        106,072             (1,514)          (6,772)           (46,310)                         52,305
  Effect of SAB 108                                                                                                                           (140)                           (140)
                                                                                                                                          --------                        --------
                                                                                                                                           (46,450)                         52,165

  Stock based compensation expenses                                                      27                                                                                     27
    Realized losses from available-for-sale securities                     -              -                  5                -                  -                               5
  Other comprehensive loss:

    Foreign currency translation adjustments                               -              -                 22                -                  -               22             22
    Unrealized gain from available-for-sale securities                     -              -                150                -                  -              150            150
  Net loss                                                                 -              -                  -                -             (5,006)          (5,006)        (5,006)
                                                                                                                                                           --------

  Total comprehensive loss                                                                                                                                 $ (4,834)
                                                                                                                                                           ========
  Exercise of stock options                                                5            276                  -                -                  -                             281
                                                                    --------       --------           --------         --------           --------                        --------

Balance as of December 31, 2006                                     $    834       $106,375           $ (1,337)        $ (6,772)          $(51,456)                       $ 47,644
                                                                    ========       ========           ========         ========           ========                        ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 6

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                              YEAR ENDED DECEMBER 31,
                                                                       ----------------------------------------
                                                                         2004            2005            2006
                                                                       --------        --------        --------

CASH FLOWS FROM OPERATING ACTIVITIES:

  Net income (loss)                                                    $  4,090        $ (4,607)       $ (5,006)
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation and amortization                                         4,649           5,139           5,464
    Equity in earnings of affiliates                                        (79)            (19)            (15)
    Minority interest in earnings (losses) of subsidiaries                  (78)            232             (57)
    Accrued severance pay, net                                               37             (30)            (69)
    Loss (gain) on sale of property and equipment                            (9)             16              56
    Stock-based compensation expenses                                         -               -              27
    Amortization of premiums and accrued interest on
      marketable securities, net                                            (53)             67              55
    Loss (gain) on sale of marketable securities                            (28)             68              10
    Gain on sale of subsidiary's operation                                    -               -            (278)
    Impairment of intangible asset                                            -               -             309
    Decrease in trade receivables                                           126           4,569           2,752
    Decrease (increase) in related parties receivables                        5             (28)            204
    Decrease (increase) in other accounts receivable and prepaid
      expenses                                                              (76)            471             242
    Decrease (increase) in inventory                                       (181)            (20)             72
    Increase (decrease) in trade payables                                  (488)            646              19
    Increase (decrease) in accrued expenses and other accounts
      payable                                                            (2,642)           (907)             46
                                                                       --------        --------        --------

Net cash provided by operating activities                                 5,273           5,597           3,831
                                                                       --------        --------        --------

CASH FLOWS FROM INVESTING ACTIVITIES:

  Capitalized software development costs                                 (3,472)         (3,909)         (3,535)
  Purchase of property and equipment                                     (1,006)         (1,123)         (1,032)
  Purchase of intangible assets                                            (374)              -               -
  Additional investment in subsidiaries (See note 1b-d)                  (1,626)              -          (1,910)
  Proceeds from sale of subsidiary's operation                                -               -             900
  Proceeds from sale of property and equipment                               23              18              97
  Proceeds from sale of marketable securities                               777             664             226
  Purchase of marketable securities                                      (5,921)           (199)           (408)
  Change in short-term and long-term deposits                              (317)           (599)            477
                                                                       --------        --------        --------

Net cash used in investing activities                                   (11,916)         (5,148)         (5,185)
                                                                       --------        --------        --------

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 7

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

                                                                       YEAR ENDED DECEMBER 31,
                                                                 ----------------------------------
                                                                   2004         2005         2006
                                                                 --------     --------     --------

 CASH FLOWS FROM FINANCING ACTIVITIES:

   Proceeds from exercise of stock options and warrants          $  1,249     $     82     $    281
   Purchase of Treasury shares                                       (102)        (897)           -
   Short-term credit, net                                            (108)       1,979          328
   Repayment of long-term loan                                       (359)         (54)        (122)
   Proceeds from long-term loans                                      126          164          185
   Dividend to minority in subsidiary                                   -         (509)           -
                                                                 --------     --------     --------

 Net cash provided by financing activities                            806          765          672
                                                                 --------     --------     --------

 Effect of exchange rate changes on cash and cash equivalents        (164)         322         (272)
                                                                 --------     --------     --------

 Increase (decrease) in cash and cash equivalents                  (6,001)       1,536         (954)
 Cash and cash equivalents at beginning of the year                13,581        7,580        9,116
                                                                 --------     --------     --------

 Cash and cash equivalents at end of the year                    $  7,580     $  9,116     $  8,162
                                                                 ========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW ACTIVITIES:

            NET CASH PAID DURING THE YEAR FOR:

            Income taxes                                         $    281     $    424     $    433
                                                                 ========     ========     ========

            Interest                                             $     74     $    102     $    265
                                                                 ========     ========     ========

The accompanying notes are an integral part of the consolidated financial statements.

                                     F - 8

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
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

          In February 2006, in consideration of $ 1,910, the Company purchased an additional 16.11% equity interest in AAOD. As a result, the
          Company's interest in AAOD's share capital increased to 100%. The purchase price was allocated, as follows:

          Customer relations *)                                        $   314
          Acquired technology*)                                            216
          Goodwill                                                         990
          Minority interest                                                390
                                                                       -------

          Total net assets acquired                                    $ 1,910
                                                                       =======

          *)   The customer relations and acquired technology are amortized on a straight-line basis over a period of five years.

     c.   During 2004, the Company purchased an additional equity interest of
          26% in Onyx Szoftverhaz Hungary, bringing its holding to 100% in consideration of $ 290. The excess of the cost over the net amounts assigned to the fair value of assets acquired and liabilities assumed was recorded as goodwill at the total amount of $ 69.

     d.   During 2004, the Company purchased an additional equity interest of
          12.5% from the minority in CarPro Systems Ltd., ("CarPro") bringing it's holding to 87.5%, in consideration of $ 96.

          During 2005, the Company invested an additional amount of
          approximately $ 214 in CarPro equity, bringing its holding to 90.48%.

                                     F - 9

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 1:- GENERAL (CONT.)

          On December 7, 2006, the Company has recorded a net gain of $278 relating to the sale of CarPro's assets and liabilities, including the intellectual property (the RentPro and LeasePro software) and its customer base, to its distributor CarPro Systems International B.V.
          (the "Buyer"),. Additionally Magic Software Enterprises sold to the buyer a substantial number of licenses for Magic Software's products for continued use in the ongoing maintenance and enhancement of the
          CarPro software products. The combined sales price is $ 1,750 to be paid over a period of five years. The Company recognized the consideration from the sale of Carpro's operations on a cash basis and net of related expenses (including goodwill and other intangible assets write-offs).

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

     f.   The Company has recorded a net income of $1,169 in 2005 relating to life insurance that the Company received in 2005 following the death of the former chief executive officer of the subsidiary AAOD in June
          2004.

     g.   On August 16, 2006, Magic's board of directors approved a
          comprehensive global Restructuring plan (the "Plan"). The Plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination. In accordance with Statement of Financial Accounting Standard No. 146, "Accounting
          for Costs Associated with Exit or Disposal Activities" ("SFAS No.
          146") the Company recorded $ 1,365 related to one-time termination benefits provided to terminated employees. As of December 31, 2006, all termination benefits were paid and substantially all terminated employees no longer provide services to the Company. In addition the
          Company wrote- off certain intangible assets related to the restructuring plan and incurred other exit costs in the amounts of $
          309 and $ 483 respectively.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

     The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"), applied on a consistent basis, as follows:

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                                     F - 10

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     FINANCIAL STATEMENTS IN UNITED STATES DOLLARS

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

     PRINCIPLES OF CONSOLIDATION

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

     SHORT-TERM DEPOSITS

     Short-term deposits include deposits with original maturities of more than three months and less than one year which presented at cost, including accrued interest. The deposits are in U.S. dollars and in New Israeli
     Shekels and bear interest at an average annual rate of 4.94% and 4.24%, respectively.

                                     F - 11

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     MARKETABLE SECURITIES

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

     INVENTORIES

     Inventories consist of software packaging, discs, printed materials, hardware devices and third party licenses, and are stated at the lower of cost or market value. Cost is determined by the "first-in, first-out"
     method.

     Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2006, the Company wrote off approximately $ 237 of slow-moving inventory of license, which was not part of the core business of the Company, related to the reorganization plan which was approved by the Company's management and Board of Directors during the third quarter of 2006.

     INVESTMENTS IN AFFILIATED COMPANIES

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

     Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2005 and 2006, no impairment indicators have been identified.

     PROPERTY AND EQUIPMENT NET

     Property and equipment are stated at cost, net of accumulated depreciation.
     Depreciation is computed by the straight-line method over the estimated useful lives of the assets at the following estimated useful lives:

                                     F - 12

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

                                                                 YEARS
                                             --------------------------------------------

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

     During the year 2006, the Company capitalized $ 140 of software cost, related to the ERP (enterprise resource planning) system. Capitalized software costs are amortized by the straight-line method over their estimated useful life of three years. In September 2006, as part of the restructuring process held by the Company, the Software project was postponed.

     IMPAIRMENT OF LONG-LIVED ASSETS

     The Company's long-lived assets are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived
     Assets" ("SFAS No. 144") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.
     Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2005, no impairment indicators have been identified. For the year 2006 see Note 1g.

     OTHER INTANGIBLE ASSETS

     Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.
     Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of five years.

                                     F - 13

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     GOODWILL

     Under SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and intangible assets with an identifiable useful life are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS No. 142. The Company conducts its annual test of impairment for goodwill in December of each year. In addition the Company tests for impairment periodically whenever events or circumstances occur subsequent to its annual impairment tests that indicate that the asset might be impaired. Indicators the Company considered important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for its overall business, significant negative industry or economic trends, a significant decline in its stock price for a sustained period and its market capitalization relative to net book value.

     The Company has three reporting units. The goodwill of each reporting unit was measured separately. The first step of the goodwill impairment test compared the carrying value of each reporting unit with its fair value on that date. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2006.

     REVENUE RECOGNITION

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

                                     F - 14

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Maintenance and technical support revenues are deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

     Revenue from consulting services consists of billable hours for services provided, recognized as the services are rendered.

     Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting based on Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and
     Certain Production-Type Contracts" ("SOP 81-1") on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2006, no such estimated losses were identified.

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

     RESEARCH AND DEVELOPMENT COSTS

     SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold,
     Leased or Otherwise Marketed", ("SFAS No. 86") requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a detailed program design and working model.

     Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

     Significant costs incurred by the Company and its subsidiaries between completion of the detailed program design and a working model, and the point at which the product is ready for general release, have been capitalized.

                                     F - 15

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2005 and 2006, no impairment losses have been identified.

     SEVERANCE PAY

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

     The liability of the Israeli companies for severance pay (for those who elected not to be included under Section 14) is calculated pursuant to
     Israel's Severance Pay Law, based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's liability for all of its employees in Israel is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

     The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

     Severance expenses for the years ended December 31, 2004, 2005 and 2006 amounted to approximately $ 389, $ 453 and $ 463, respectively.

     ADVERTISING EXPENSES

     Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2004, 2005 and 2006 were $ 46, $ 119 and $ 87, respectively.

                                     F - 16

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     INCOME TAXES

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

     TREASURY SHARES

     The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as Treasury shares. The Company applies the
     "cost method" and presents the cost to repurchase such shares as a reduction in shareholders' equity. As of December 31, 2006, the Company did not sell any of the shares.

     BASIC AND DILUTED NET EARNINGS (LOSS) PER SHARE

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

     Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (net loss) per share because such securities are anti-dilutive for 2004, 2005 and 2006. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was
     209,161, 1,298,186 and 883,884 for the years ended December 31, 2004, 2005 and 2006, respectively.

     ACCOUNTING FOR STOCK-BASED COMPENSATION

     On January 1, 2006, the Company adopted Statement of Financial Accounting
     Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)")
     which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board
     Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for
     periods beginning in fiscal 2006. In March 2005, the Securities and
     Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107")
     relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

                                     F - 17

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the
     Company's consolidated income statement. Prior to the adoption of SFAS
     123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123,
     "Accounting for Stock-Based Compensation" ("SFAS 123").

     The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company's fiscal year 2006.
     Under that transition method, since all the unvested options had been accelerated prior to the adoption of statement 123(R), (see note 12), compensation cost recognized in the year ended December 31, 2006, includes compensation cost for all share-based payments granted subsequent to
     January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

     The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

     As a result of adopting SFAS 123(R) on January 1, 2006, the Company's income before income taxes and net income for the year ended December 31,
     2006, is $ 27 lower than if it had continued to account for stock-based compensation under APB 25.

     Prior to January 1, 2006, the Company applied the intrinsic value method of accounting for stock options as prescribed by APB 25, whereby compensation expense is equal to the excess, if any, of the quoted market price of the stock over the exercise price at the grant date of the award.

     The Pro-forma table below illustrates the effect of the Company's stock based compensation expense on net income and basic and diluted earnings per share for 2005 and 2004, had the Company applied the fair value recognition provisions of SFAS 123.

     The fair value for options granted in 2004 and 2005 is amortized over their vesting period and estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

                                                    2004                 2005
                                                   -------              -------

     Dividend yield                                  0%                    0%
     Expected volatility                            67.3%                 80%
     Risk-free interest                              2.8%                  3.9%
     Expected life (in years)                        3                     5

                                     F - 18

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     The pro-forma table below reflects the Company's stock based compensation expense, net income (loss) and basic and diluted earnings per share for the years ended December 31 2004 and 2005, had the Company applied the fair value recognition provisions of SFAS 123, as follows:

                                                                  YEAR ENDED DECEMBER 31,
                                                                   -------------------
                                                                     2004        2005
                                                                   -------     -------

Net income (loss) - as reported                                    $ 4,090     $(4,607)
  Add: stock-based compensation expense recognized under APB 25          -           -
Deduct: stock-based compensation expense determined under fair
  value method for all awards                                         (820)     (2,599)
                                                                   -------     -------

Pro forma net income (loss):                                       $ 3,270     $(7,206)
                                                                   =======     =======

Net earnings (loss) per share:

Basic and diluted earnings (loss) per share, as reported           $  0.13     $ (0.15)
                                                                   =======     =======

Pro forma basic and diluted earnings (loss) per share              $  0.10     $ (0.23)
                                                                   =======     =======

     The Company estimates the fair value of stock options granted using the
     Black-Scholes-Merton option-pricing model. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company's stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has historically not paid dividends and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S.
     Treasury zero-coupon bonds with an equivalent term.

     The following weighted assumptions were used in the model for 2006:

                                                      2006
                                                     -------

     Dividend yield                                    0%
     Expected volatility                               64%
     Risk-free interest                               4.7%
     Expected life (in years)                        5 years

     For purpose of pro-forma disclosures stock based compensation is amortized over the vesting period using the straight line method. Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior years ended December 31 2004 and 2005 under SFAS 123 and the stock based compensation expense recognized during the current year ended
     December 31, 2006 under SFAS 123(R) are not directly comparable.

                                     F - 19

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     During the year ended December 31 2006, the Company recognized stock-based compensation expense related to employee stock options in the amount of $
     27, that were recorded as General and administrative expenses.

     As of December 31, 2006, the total unrecognized estimated compensation costs related to non-vested stock options granted prior to that date was $
     7, which is expected to be recognized over a period of up to 2.25 years.
     The Company recorded cash received from the exercise of stock options of $
     281.

     The Company accounts for stock option and warrant grants issued to non-employee using the guidance of SFAS No. 123(R), "Accounting for
     Stock-Based Compensation" and EITF No. 96-18: "Accounting for Equity
     Instruments that are Issued to Other Than Employees for Acquiring, or in
     Conjunction with Selling, Goods or Services," whereby the fair value of such option and warrant grants is determined using the Black-Scholes options pricing model at the earlier of the date at which the non-employee's performance is completed or a performance commitment is reached.

     CONCENTRATIONS OF CREDIT RISK

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
     The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Moreover, in some of the subsidiaries there is an additional general allowance (based on a percentage of accounts receivables or revenue) which depends on the nature of the local market and local law requirements. The doubtful accounts expenses for the years ended December 31, 2005 and 2006 were $ 1,212 and $
     607, respectively.

                                     F - 20

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     DERIVATIVE INSTRUMENTS

     Statement of Financial Accounting Standard No. 133, "Accounting for
     Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

     The Company entered into a forward transaction for the sale of $ 1,250 at a future price of Euro 1.3225 per $ 1 as at December 1, 2006. During 2006,
     the Company recorded a net income of $ 6 related to this forward transaction.

     Besides the aforementioned foreign exchange contract, the Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as option contracts or other foreign hedging arrangements.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

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

     IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS:

     a.   In September 2006, the SEC staff issued Staff Accounting Bulletin No.
          108, "Considering the Effects of Prior Year Misstatements when
          Quantifying Misstatements in Current Year Financial Statements." ("SAB
          108") SAB 108 was issued in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

          Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the
          "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement--including the reversing effect of prior year
          misstatements--but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to our application of the guidance in SAB 108, we used the roll-over method for quantifying financial statement misstatements.

                                     F - 21

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

          In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods.

          SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of
          January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

          We elected to record the effects of applying SAB 108 using the cumulative effect transition method.

          The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108 (in thousands):

                                             PERIOD IN WHICH THE MISSTATEMENT ORIGINATED
                                                 --------------------------------
                                                            YEAR ENDED DECEMBER 31,
                                                 --------    --------------------
                                                CUMULATIVE                          ADJUSTMENT
                                                 PRIOR TO                         RECORDED AS OF
                                                JANUARY 1,                           JANUARY 1,
                                                   2004        2004        2005        2006
                                                 --------    --------    --------    --------
                                                              U.S $ IN THOUSANDS
                                                 --------------------------------------------

Accrued depreciation of land lease rights (1)         112          14          14         140
                                                 --------    --------    --------    --------
Impact on net income (loss)                           112          14          14
                                                 ========    ========    ========
accumulated deficit (2)                                                                   140
                                                                                     ========

          (1)  Prior to these financial statements the Company has not amortized its lease rights in land related to its headquarters in Or
               Yehuda, Israel. The accumulated amortization as at December 31,
               2005 of $140 has been recorded against accumulated deficit.

          (2)  Represents the net increase in the accumulated deficit recorded as of January 1, 2006 to record the initial application of SAB
               108.

     b.   In September 2006, the FASB issued Statement of Financial Accounting
          Standards (SFAS) 157, ``Fair Value Measurements.'' SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its financial position and results of operations.

                                     F - 22

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (CONT.)

     c.   In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS No. 159). SFAS
          No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The Company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements

     RECLASSIFICATION:

     Certain amounts from prior years have been reclassified to conform to current period presentation.

NOTE 3:- MARKETABLE SECURITIES

     The Company invests in marketable debt securities, which are classified as available-for-sale. The following is a summary of marketable debt securities:

                                                                           DECEMBER 31,
                               ---------------------------------------------------------------------------------------------------
                                                    2005                                                 2006
                               ----------------------------------------------       ----------------------------------------------
                              AMORTIZED   UNREALIZED    UNREALIZED     MARKET      AMORTIZED   UNREALIZED    UNREALIZED     MARKET
                                COST        LOSSES        GAINS        VALUE         COST        LOSSES        GAINS        VALUE
                               ------       ------        ------       ------       ------       ------        ------       ------

AVAILABLE-FOR-SALE:

Governmental debentures        $1,662       $  (81)       $    -       $1,581       $1,641       $  (18)       $    3       $1,626
Commercial debentures           2,473         (125)            2        2,350        2,842          (56)            7        2,793
Equity funds                      486          (36)            -          450          249          (19)            -          230
                               ------       ------        ------       ------       ------       ------        ------       ------

TOTAL available-for-sale
   marketable securities       $4,621       $ (242)       $    2       $4,381       $4,732       $  (93)       $   10       $4,649
                               ======       ======        ======       ======       ======       ======        ======       ======

     During 2005 and 2006, the Company recorded proceeds from sales of marketable securities in the amount of $ 664 and $ 226, respectively and related losses of $ 68 and $ 10, respectively, in financial income, net.

                                     F - 23

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 3:- MARKETABLE SECURITIES (CONT.)

     The amortized costs of available-for-sale debt securities at December 31,
     2006, by contractual maturities, are shown below:

                                                     UNREALIZED GAINS (LOSSES)
                                         ---------------------------------------------------
                                        AMORTIZED                                   ESTIMATED
                                          COST          GAINS         LOSSES        FAIR VALUE
                                         -------       -------        -------        -------

Due in one year or less                  $   928       $     -        $   (28)       $   900
Due between one year to five years         3,199            10            (59)         3,150
Due in more than five years                  605             -             (6)           599
                                         -------       -------        -------        -------

                                         $ 4,732       $    10        $   (93)       $ 4,649
                                         =======       =======        =======        =======

     The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

     The unrealized losses in the Company's investments in available-for-sale marketable securities were caused by interest rate increases and devaluation of the Euro. It is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Based on the partial recovery in the securities' market value after the balance sheet date and the ability and intent of the Company to hold these investments until recovery, the debentures were not considered to be other than temporarily impaired at December 31, 2006.

NOTE 4: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

                                                            DECEMBER 31,
                                                        -------------------
                                                         2005         2006
                                                        ------       ------

Short-term deposits and other accounts receivable       $  968       $  890
Prepaid expenses                                           876          870
Government authorities                                     875          642
Employee loans                                              42           70
Related party receivables                                   71            -
                                                        ------       ------

                                                        $2,832       $2,472
                                                        ======       ======

                                     F - 24

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 5:- PROPERTY AND EQUIPMENT

                                                  DECEMBER 31,
                                             ---------------------
                                              2005           2006
                                             -------       -------
Cost:
  Buildings and leasehold improvements       $ 6,910       $ 6,868
  Computers and peripheral equipment          10,688        11,116
  Office furniture and equipment               3,106         3,056
  Motor vehicles                                 446           356
  Software for internal use                    2,083         2,236
                                             -------       -------

                                              23,233        23,632
                                             -------       -------
Accumulated depreciation:
  Buildings and leasehold improvements         2,282         2,682
  Computers and peripheral equipment          10,208        10,608
  Office furniture and equipment               2,334         2,317
  Motor vehicles                                 228           215
  Software for internal use                    1,226         1,396
                                             -------       -------

                                              16,278        17,218
                                             -------       -------

Depreciated cost                             $ 6,955       $ 6,414
                                             =======       =======

     Depreciation expenses amounted to $ 1,430, $ 1,492 and $ 1,428 for the years ended December 31, 2004, 2005 and 2006, respectively. As for charges, see Note 15c.

NOTE 6:- OTHER INTANGIBLE ASSETS

     a.   Intangible assets:

                                           DECEMBER 31,
                                      ---------------------
                                       2005           2006
                                      -------       -------
Original amounts:
  Capitalized software costs          $31,508       $32,672
  Acquired technology and other         1,828         2,196
                                      -------       -------

                                       33,336        34,868
                                      -------       -------
Accumulated amortization:
  Capitalized software costs           21,348        22,606
  Acquired technology and other           789         1,399
                                      -------       -------

                                       22,137        24,005
                                      -------       -------

Amortized cost                        $11,199       $10,863
                                      =======       =======

     b.   Amortization expenses amounted to $ 3,219, $ 3,647 and $ 4,036 for the years ended December 31, 2004, 2005 and 2006, respectively.

                                     F - 25

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 6:- OTHER INTANGIBLE ASSETS (CONT.)

     c.   Estimated acquired technology and other intangible assets amortization expenses for the years ended:

          DECEMBER 31,
          ------------

          2007                                                    $  119
          2008                                                       119
          2009 and thereafter                                         13

NOTE 7:- GOODWILL

     The changes in the carrying amount of goodwill for the two years ended
     December 31, 2006 are as follows:

Balance as of January 1, 2005                                          $ 21,684
  Foreign currency translation adjustments                                 (922)
  Acquisition of additional interest in subsidiaries (see Note 1)             -
                                                                       --------

Balance as of December 31, 2005                                          20,762
  Foreign currency translation adjustments                                  990
  Sale of Subsidiary's operations (see note 1d)                            (160)
  Acquisition of additional interest in subsidiary (see Note 1b)             32
                                                                       --------

Balance as of December 31, 2006                                        $ 21,624
                                                                       ========

                                     F - 26

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

     a.   Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

                                                    INTEREST RATE               DECEMBER 31,
                                                 -------------------        -------------------
                                                  2005         2006          2005         2006
                                                 ------       ------        ------       ------
                                                          %
                                                 -------------------
Short-term bank loans:
  In, or linked to, U.S. dollars                   6            -           $2,318       $    -
  In, or linked to, Euro                       3.75-5.68       5.5           1,405        3,184
  In other currencies                             1.63      2.13-6.75          341          975
                                                                            ------       ------

                                                                             4,064        4,159
                                                                            ------       ------
Short-term bank credit:
  In other currencies                               -           -                -          111
                                                                            ------       ------

                                                                                 -          111
                                                                            ------       ------

Short-term credit (1):
  In, or linked to, U.S. dollar                 5.6-6.6      5.6-6.6            66          185
                                                                            ------       ------

                                                                                66          185
                                                                            ------       ------
Current maturities of long-term loans                                           53           59
                                                                            ------       ------

                                                                            $4,183       $4,514
                                                                            ======       ======

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

          3.   The Company is committed that the total of its financial
               obligations (i.e., short and long terms from banking institutions or commitments due to debentures) will not exceed $7 million and
               10% of total balance sheet.

          4.   The Company is committed not to pledge under any form of general floating charge and for any purpose any of the Companies' assets and/or part of it in favor of any third party, without receiving the banking institutions' advance and written consent.

                                     F - 27

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 8:- SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS (CONT.)

          If the Company does not comply with all or part of the financial ratios, or upon the occurrence of certain events as specified in the agreement, the bank will be allowed to request the immediate repayment of the aforementioned credit.

          As of December 31, 2006, the Company was complied with some of the financial covenants and received a waiver from the banks for those financial covenants the Company did not comply with.

     c.   Credit line:

          As of December 31, 2006, the Company used $ 2.2 million of its credit facility with the First International Bank of Israel Ltd. and $ 3 million with the Poalim Bank Ltd. As of December 31, 2006, the Company
          has an unutilized credit line of $ 0.3 million and $ 0.7 million in the First International Bank of Israel Ltd. and the Poalim Bank Ltd.,
          respectively.

NOTE 9:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

                                            DECEMBER 31,
                                       -------       -------
                                        2005           2006
                                       -------       -------

Employees and payroll accruals         $ 4,019       $ 4,351
Accrued expenses                         2,287         2,109
Deferred revenues                        3,442         4,132
Government authorities and other           948           807
                                       -------       -------

                                       $10,696       $11,399
                                       =======       =======

NOTE 10:- LONG-TERM LOANS

     Long-term loans are composed as follows:

                                     INTEREST RATE             DECEMBER 31,
                                  ------------------        ------------------
                                  2005          2006        2005          2006
                                  -----        -----        -----        -----
                                          %
                                  ------------------

In U.S. dollar                  5.6-6.6       5.6-6.6       $  94        $  95
In Yens                           4.37          3.70           85          169
In euros                          9.35           -              6
In other currencies              10.97          14             33           28
Less - current maturities                                     (53)         (59)
                                                            -----        -----

                                                            $ 165        $ 233
                                                            =====        =====

                                     F - 28

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
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

          1.   The period of the benefits for the first program and its four extensions has already ended as of December 31, 2006.

          2.   The fifth program entitles the Company to a tax exemption for a four-year period ended December 31, 2000, and is subject to a reduced tax rate of 25% for an additional period of six years.
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

               The tax benefit periods provided by the fifth, sixth, seventh and eighth programs end at the earlier of 12 years from the
               commencement of production, or 14 years from receipt of the approval. As the Company currently has no taxable income, these benefits have not yet commenced.

               The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its
               regulations and the criteria set forth in the specific letters of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and linkage adjustment to the Israeli Consumer Price Index ("CPI"). In the opinion of the
               Company's management, the Company has been in full compliance with the conditions of the above programs through December 31,
               2006, and with respect to the first eight programs, has received written confirmation to this effect from the Investment Center.

               If dividends were to be distributed out of tax-exempt profits deriving from an "Approved Enterprise", the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

                                     F - 29

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- TAXES ON INCOME (CONT.)

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

               As a result of the April 2005 amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

               However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company's existing Approved
               Enterprise will generally not be subject to the provisions of the
               Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the
               Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2006, the Company did not generate income under the provision of the new law.

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
          109, "Accounting for Income Taxes" ("SFAS No. 109"), the

                                     F - 30

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- TAXES ON INCOME (CONT.)

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
          thereafter - 25%.

     e.   The Company received final tax assessments for the 1997 to 2002 tax years. As of today, the Company filed an appeal with the court on one issue left open. The issue is being deliberated in the Tel - Aviv district court. The next hearing was set to September 2008. Since the
          Company's management, based on the opinion of its legal advisors, believes that the probability of an unfavorable outcome for the
          Company on this matter is remote, no provision was recorded in the financial statements in respect of this matter (all other items determined by the tax authorities as increasing the Company's taxable income, were offset against net operating loss carryforward). In the remote case that the tax authorities position will be accepted, the
          Company will lose most of its carryforward losses as of December 31,
          2002, and as a result, will have to pay approximately $ 700.

     f.   Net operating losses carryforward:

          Through December 31, 2005 and 2006, the Company and its Israeli
          subsidiaries had operating loss carryforwards of approximately $
          23,102 and $ 26,438, respectively, which can be carried forward and offset against taxable income in the future for an indefinite period.

          Through December 31, 2005 and 2006, Magic Software Enterprises Inc.,
          CoreTech Consulting Inc. and AAOD had federal net operating tax loss carryforward of approximately $ 14,497, and $ 11,796, respectively which can be carried forward and offset against taxable income for
          15-20 years and will expire from 2011 to 2026.

          The Company's subsidiaries in Europe and Japan had estimated total available tax loss carryforward of $ 10,847 and $ 1,119 respectively in 2005 and $ 15,695 and $ 2,358, in 2006 respectively, in 2006 to offset against future taxable income for 15-20 years and 5 years, respectively.

                                     F - 31

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- TAXES ON INCOME (CONT.)

     g.   Income (loss) before taxes on income:

                      YEAR ENDED DECEMBER 31,
               -------------------------------------
                2004           2005            2006
               -------        -------        -------

Domestic       $ 3,069        $(6,379)       $(2,414)
Foreign          1,145          2,476         (2,339)
               -------        -------        -------

               $ 4,214        $(3,903)       $(4,753)
               =======        =======        =======

     h.   Taxes on income:

          Taxes on income consist of the following:

                        YEAR ENDED DECEMBER 31,
                      --------------------------
                      2004       2005       2006
                      ----       ----       ----
Current:
   Domestic           $ 99       $ 63       $  1
   Foreign             182        428        324
                      ----       ----       ----

Taxes on income       $281       $491       $325
                      ====       ====       ====

     i.   Deferred income taxes:

          Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

                                             DECEMBER 31,
                                      ------------------------
                                        2005            2006
                                      --------        --------

Net Operating Loss carryforward       $ 15,938        $ 16,716
Allowances and reserves                    812             872
                                      --------        --------

                                        16,750          17,588
Less: valuation allowance              (16,750)        (17,588)
                                      --------        --------

Net deferred tax assets               $      -        $      -
                                      ========        ========

          The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the foreseeable future.

                                     F - 32

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 11:- TAXES ON INCOME (CONT.)

     j.   Reconciliation of the theoretical tax expense to the actual tax expense:

          Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel and the actual tax expenses is as follows:

                                                                     YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                              2004             2005           2006
                                                             -------         -------         -------
Income (loss) before taxes on income,
  as reported in the consolidated
  statements of operations                                   $ 4,214         $(3,903)        $(4,753)
                                                             =======         =======         =======

Statutory tax rate                                                35%             34%             31%
                                                             =======         =======         =======

Theoretical tax expense (benefit)                            $ 1,475         $(1,327)        $(1,473)

Utilization of tax losses carryforward for which
  a valuation allowance was provided                          (1,544)         (1,121)           (810)
Deferred taxes assets for which valuation
  allowance was provided                                           -           2,647           2,448
Non-deductible expenses and other                                113             120              63
Tax in respect of previous years                                 281             138             114
Tax adjustment in respect of inflation in Israel
  and other                                                      (44)             34             (17)
                                                             -------         -------         -------

Actual tax expense                                           $   281         $   491         $   325
                                                             =======         =======         =======

                                     F - 33

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
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
          Accordingly, through the end of 2006, the Company repurchased
          1,275,368 of its shares for an aggregate amount of $6,772.

     c.   Stock Option Plan:

          Under the Company's 1991 and 2000, Stock Option Plans ("the plans"), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries.

          Pursuant to the plans, the Company reserved for issuance 6,750,000 and
          4,600,000 Ordinary shares, respectively. As of December 31, 2006, an aggregate of 2,258,753 Ordinary shares of the Company are still available for future grant.

          Each option granted under the plans is exercisable until the earlier of 10 years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on July
          31, 2001 and the 2000 plan will expire on November 5, 2010. The exercise price of the options granted under the plans may not be less than 65% of the market price of such shares on the grant date of the award. The Company grants options to its employees at an exercise price that is equal to the share market price at the grant date. The options vest primarily over three years. Any option, which is forfeited or canceled before expiration, becomes available for future grants.

          On December 29, 2005, the Company has adopted an amendment to 2000
          Employee Stock Option Plan to provide for the issuance hereunder of an additional 600,000 Ordinary shares.

          As of December 29, 2005, all of the unvested out-of-the-money options, which amounted to 611,517, with an average exercise price of $ 3.46 per share with related vesting period from January 1, 2006 through
          March 2009 had been accelerated. The shares which may be purchased by exercise of the accelerated options shall be subject to a holding period according to which the employees shall only be entitled to sell a monthly fraction of such numbers of shares (1/36 per month).

          The Company's decision to accelerate the vesting of those options and to grant fully vested options was based primarily upon the issuance of
          SFAS No. 123R, which requires the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes of the fully vested grant and for the acceleration were to make the options more attractive to the recipients, and to avoid discrimination between groups of option holders, respectively.

                                     F - 34

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

          The acceleration had no impact on the Company's statement of operations, however the impact of vesting accelerating on proforma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost by approximately $ 1,021.

          A summary of the Company's stock option activity and related information for the year ended December 31, 2006, is as follows:

                                                                  WEIGHTED-
                                                                   AVERAGE
                                                      WEIGHTED-   REMAINING
                                                       AVERAGE   CONTRACTUAL    AGGREGATE
                                       NUMBER OF       EXERCISE     TERM        INTRINSIC
                                        OPTIONS         PRICE     (IN YEARS)      VALUE
                                        -------         -----     ----------      -----

Outstanding at January 1, 2006         3,061,216        $2.62
Granted                                   62,000        $1.69
Exercised                               (253,346)       $1.11
Forfeited                               (517,238)       $3.41
                                      ----------

Outstanding at December 31,2006        2,352,632        $2.52       6.67       $    1,405
                                      ==========        =====       ====       ==========

Vested and expected to vest            2,336,982        $3.20       6.65       $    1,396
                                      ==========

Exercisable at December 31,2006        2,290,032        $5.24       6.60       $    1,370
                                      ==========        =====       ====       ==========

          The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2006 was $ 0.98. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount is changed based on the fair market value of the Company's shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2006 was $ 161. As of December 31, 2006, there was $ 7,052 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. That cost is expected to be recognized over a period of approximately 3 years.
          Total grant-date fair value of vested options for the twelve months ended December 31, 2006 $ 0 as a result of the acceleration in
          December 29, 2005.

                                     F - 35

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

          The following table is a summary of the Company's stock option activity during 2004, 2005 and 2006:

                                                  YEAR ENDED              YEAR ENDED                YEAR ENDED
                                               DECEMBER 31, 2004       DECEMBER 31, 2005        DECEMBER 31, 2006
                                             ----------------------  ----------------------  ----------------------
                                                          WEIGHTED                WEIGHTED               WEIGHTED
                                                          AVERAGE                 AVERAGE                 AVERAGE
                                               NUMBER     EXERCISE     NUMBER     EXERCISE     NUMBER    EXERCISE
                                             OF OPTIONS    PRICE     OF OPTIONS    PRICE     OF OPTIONS    PRICE
                                             ----------  ----------  ----------  ----------  ----------  ----------

Outstanding at the beginning
   of the year                                3,346,406  $     2.26   2,513,237  $     2.95   3,061,216  $     2.62
Granted                                         406,601  $     4.84     820,028  $     1.70      62,000  $     1.69
Exercised                                      (973,551) $     1.28     (80,604) $     1.04    (153,346) $     1.11

Forfeited                                      (266,219) $      3.6    (191,445) $     3.54    (617,238) $     3.41
                                             ----------              ----------              ----------
Outstanding at the end of
  the year                                    2,513,237  $     2.95   3,061,216  $     2.62   2,352,632  $     2.52
                                             ==========  ==========  ==========  ==========  ==========  ==========

Exercisable at the end of
  the year                                    1,423,970  $     2.28   3,061,216  $     2.62   2,290,632  $     2.54
                                             ==========  ==========  ==========  ==========  ==========  ==========

Weighted average fair value of
  options granted during the year                        $      2.2              $      1.1              $      1.7
                                                         ==========              ==========              ==========

          The options outstanding as of December 31, 2006, have been separated into ranges of exercise price categories, as follows:

                       OPTIONS         WEIGHTED                         OPTIONS        WEIGHTED
                      OUTSTANDING      AVERAGE           WEIGHTED     EXERCISABLE       AVERAGE
                         AS OF         REMAINING         AVERAGE         AS OF       EXERCISE PRICE
                      DECEMBER 31,  CONTRACTUAL LIFE     EXERCISE     DECEMBER 31,   OF EXERCISABLE
     EXERCISE PRICE      2006           (YEARS)            PRICE          2006          OPTIONS
        ---------      ---------       ---------         ---------     ---------       ---------

          0-1            214,355               6         $    0.83       214,355       $    0.83
          1-2          1,253,793               7         $    1.37     1,191,793       $    1.36
          2-3             15,600               3         $    2.48        15,600       $    2.48
          3-4            466,333               7         $    3.82       466,333       $    3.82
          4-5            230,840               7         $    4.13       230,840       $    4.13
          5-6            135,500               7         $    5.95       135,500       $    5.95
          6-7                711               3         $    6.14           711       $    6.14
         10-11            26,500               3         $   10.16        26,500       $   10.16
         18-19             9,000               3         $   18.79         9,000       $   18.79
                       ---------                                       ---------

                       2,352,632               7         $    2.52     2,290,632       $    2.54
                       =========       =========         =========     =========       =========

          The fair value on grant date of options which became vested during the year ended December 31, 2006 amounted to $ 0 as there was no vesting of options during the year.

     d.   Warrants to service providers:

          In April 2003, the Company issued 110,000 warrants as a consideration of the purchase of its distribution activity in Switzerland.

                                     F - 36

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

NOTE 12:- SHAREHOLDERS' EQUITY (CONT.)

          The warrants were exercisable into the Company's Ordinary shares for a period of four years, at an exercise price of $ 0.6565 per share.
          These warrants were exercised in April 2004.

          During the year ended December 31, 2006, 50,000 warrants were granted to Peter Gyenes, a consultant of the Company. Those warrants were not exercised or forfeited.

          The fair value of warrants which became vested during the year ended
          December 31, 2006 amounted to $ 24 thousand.

          The fair value for the warrants to service providers was estimated on the date of grant using Black-Scholes option pricing model, with the following weighted-average assumptions for the year ended December 31,
          2006 weighted average volatility of 58.3% risk-free interest rates of
          4.7% dividend yields of 0% and a weighted average life of the options of 3 years.

     e.   Dividends:

          The Company does not intend to pay cash dividends in the foreseeable future.

     f.   Accumulated other comprehensive loss

                                                YEAR ENDED DECEMBER 31,
                                                ----------------------
                                                  2005           2006
                                                -------        -------

Accumulated unrealized loss on
  available-for-sale securities                    (240)           (83)
Accumulated foreign currency
  translation adjustments                        (1,274)        (1,254)
                                                -------        -------

Total other comprehensive loss                  $(1,514)       $(1,337)
                                                =======        =======

                                     F - 37

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
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

     The following table presents total revenues classified according to geographical destination for the years ended December 31, 2004, 2005 and
     2006:

                   YEAR ENDED DECEMBER 31,
             -----------------------------------
              2004           2005         2006
             -------       -------       -------

Israel       $ 3,354       $ 4,013       $ 4,307
Europe        25,698        23,186        21,887
U.S.A.        21,090        20,435        23,236
Japan         11,450        10,107        10,223
Other          3,575         3,249         2,072
             -------       -------       -------

             $65,167       $60,990       $61,725
             =======       =======       =======

     The Company's long-lived assets are as follows:

                 DECEMBER 31,
             -------------------
              2005         2006
             ------       ------

Israel       $5,239       $4,990
Europe          751          679
U.S.A.          561          467
Japan           280          313
Other           124          105
             ------       ------

             $6,955       $6,554
             ======       ======

                                     F - 38

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 14:- SELECTED STATEMENTS OF OPERATIONS DATA

     a.   Research and development costs:

                                               YEAR ENDED DECEMBER 31,
                                        -------------------------------------
                                          2004          2005           2006
                                        -------        -------        -------

Total costs                             $ 7,317        $ 7,642        $ 7,477
Less - capitalized software costs        (3,472)        (3,909)        (3,535)
                                        -------        -------        -------

Research and development, net           $ 3,845        $ 3,733        $ 3,942
                                        =======        =======        =======

     b.   Financial income (expenses), net:

Interest and bank charges               $  (157)       $  (117)       $   (49)
Gain (loss) arising from foreign
  currency transactions                   1,069           (694)           459
                                        -------        -------        -------

Financial income (expenses),net         $   912        $  (811)       $   410
                                        =======        =======        =======

NOTE 15:- COMMITMENTS AND CONTINGENTIES

     a.   Lease commitments:

          Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2006, are as follows:

          2007                      2,670
          2008                      2,298
          2009                      1,751
          2010 and thereafter       1,064
                                    -----

                                    7,783
                                    =====

          Rent expenses for the years ended December 31, 2004, 2005 and 2006, were approximately $ 1,844, $ 1490 and $ 1,585, respectively.

     b.   Guarantees:

          The Company has provided two of its clients with bank guarantees totaling $ 41, which is linked to the NIS and valid through July 2007.

                                     F - 39

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- COMMITMENTS AND CONTINGENCIES (CONT.)

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

          1.   In June 2004, an Israeli Company has filed a lawsuit against the
               Company in the Tel-Aviv District Court in the amount of NIS 8 million (approximately $ 1,840), with a possibility to increase the lawsuit's amount to approximately NIS 17 million
               (approximately $ 3,900), for recovery of damages caused to plaintiff by the Company's failure to integrate a software system. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed recently and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. As of December 31,
               2006, the Company's management, based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no
               provision has been made for the lawsuit.

          2.   In February 2006, a client of the Company's subsidiary, CarPro
               Systems Ltd., has filed in the Magistrate's court in Tel Aviv,
               Israel, a lawsuit against the subsidiary, claiming an alleged breach of the agreement between the parties, in the amount of $
               257. The claim had been moved to arbitration, which will commence in August 2007. The lawsuit is in its initial stages, therefore the Company's management, based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

          3.   In May 2005, a client of the Company's subsidiary, Magic Software
               Enterprises (Israel) Ltd., filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties.
               The plaintiff is seeking damages in the amount of $ 336. The claim was moved to arbitration. The Company's management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

                                     F - 40

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 15:- COMMITMENTS AND CONTINGENCIES (CONT.)

          4.   In March 2006, a client of the Company's subsidiary, Magic
               Software Enterprises France, filed a lawsuit against the
               subsidiary in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of (euro) 548,000 (approximately $
               708). The Company's management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

     e.   Royalty commitments:

          1.   The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay
               royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2006, the remaining contingent obligation of the Company amounted to $ 442.

          2.   The Company is committed to pay royalties to Enformia Software
               Ltd. ("Enformia") in the amount of 40% regarding any sale of products related to the IP purchased from Enformia and to comply with all of the terms required by the Office of the Chief
               Scientist ("OCS") in connection with its grants to Enformia.

               As of December 31, 2005 and 2006, the aggregate contingent liability to the OCS, in regard to Enformia products, amounted to
               $ 52 and $ 42, respectively. Through December 31, 2005 and 2006, the Company has paid and accrued royalties to Enformia, in regard to sales of its product, in the amount of $ 114 and $ 84,
               respectively.

          3.   The Company is committed to pay royalties of 1.75% of gross sales of the Hermes application, including license fees and all
               services fees for a period of 5 years until end of 2008. Through
               December 31, 2006, the Company has paid and accrued royalties to
               Hermes, in regard to sales of the product, in the amount of $9
               (see Note 1e).

                                     F - 41

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 16:- NET EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted net earnings (loss) per share:

                                                                     YEAR ENDED DECEMBER 31,
                                                            -------------------------------------------
                                                              2004             2005              2006
                                                            --------       ------------        --------

Numerator for basic and diluted earnings (loss)
   per share - net income (loss)
   available to shareholders                                $  4,090       $     (4,607)       $ (5,006)
                                                            ========       ============        ========

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share           31,029             31,124          31,184
Effect of dilutive securities                                  1,397               *) -            *) -
                                                            --------       ------------        --------

Denominator for diluted net earnings (loss) per share         32,426             31,124          31,184
                                                            ========       ============        ========

Basic and diluted net earnings (loss) per share             $   0.13       $      (0.15)       $  (0.16)
                                                            ========       ============        ========

     *)   Anti dilutive.

NOTE 17:- RELATED PARTIES

     In July 2005, the Company signed a memorandum of understanding with a related party, to implement the ERP system in a total consideration of $
     670. In 2005 and 2006, the Company performed only part of the project in the amount of $ 235 and $ 263, respectively.

NOTE 18:- SUBSEQUENT EVENTS (NOT AUDITED)

     In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for
     Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109"
     ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination.
     Measurement (step two) is only addressed if step one has been satisfied
     (i.e., the position is more-likely-than-not to be sustained). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more-likely-than-not to be realized upon ultimate settlement.

                                     F - 42

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS

NOTE 18:- SUBSEQUENT EVENTS (NOT AUDITED) (CONT.)

     FIN 48 applies to all tax positions related to income taxes subject to the
     Financial Accounting Standard Board Statement No. 109, "Accounting for
     income taxes" ("FAS 109"). This includes tax positions considered to be
     "routine" as well as those with a high degree of uncertainty.

     FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months. These disclosures are required at each annual reporting period unless a significant change occurs in an interim period.

     FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 will be reported as an adjustment to the opening balance of retained earnings. The Company does not expect that the adoption of FIN 48 will have a significant impact on the Company's financial position and results of operations.

                                     F - 43

                                                 MAGIC SOFTWARE ENTERPRISES LTD.
                                                            AND ITS SUBSIDIARIES
--------------------------------------------------------------------------------

                      DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliated company as of December 31, 2006:

                                                      PERCENTAGE OF           PLACE OF
 NAME OF COMPANY                                  OWNERSHIP AND CONTROL     INCORPORATION
 ---------------                                  ---------------------     -------------
                                                            %
                                                  ---------------------

 Magic Software Japan K.K.                                 100                   Japan
 Magic Software Enterprises Inc.                           100                   U.S.A.
 Magic Software Enterprises (UK) Ltd.                      100                   U.K.
 Hermes Logistics Technologies Limited                     100                   U.K.
 Magic Software Enterprises Spain Ltd.                     100                   Spain
 Coretech Consulting Group Inc.                            100                   U.S.A
 Coretech Consulting Group LLC                             100                   U.S.A
 MSE Holdings, INC                                         100                   U.S.A
 Magic Software Enterprises (Israel) Ltd.                  100                   Israel
 Magic Software Enterprises Italy S.r.l.                   100                   Italy
 Magic Software Enterprises Netherlands B.V.               100                   Netherlands
 Magic Software Enterprises France                         100                   France
 Magic Beheer B.V.                                         100                   Netherlands
 Magic Benelux B.V.                                        100                   Netherlands
 Magic Software Enterprises GMBH                           100                   Germany
 Magic Software Enterprises India Pvt. Ltd.                100                   India
 Onyx Magyarorszag Szsoftverhaz*)                          100                   Hungary
 CarPro Systems Ltd. *)                                     90.48                Israel
 Advanced Answers On Demand Holding Corp. *)               100                   U.S.A
 Nextstep Infotech Prt. Ltd.                                40                   India

*)   See Note 1.

                                     F - 44

                               S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             MAGIC SOFTWARE ENTERPRISES LTD.

                                             By: /s/ David Assia
                                             -------------------
                                             David Assia
                                             Chairman of the Board of  Directors
                                             and Acting Chief Executive Officer

Dated: June 26, 2007

                                       81