Form 20-F/A
period 2006-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2007-09-26
CIK 876779

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                   FORM 20-F/A

                                 AMENDMENT NO. 1

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

                               Yes [_]     No [X]

This annual report on Form 20-F/A is incorporated by reference into the registrant's Registration Statements on Form S-8, Registration Nos. 333-13270,
333-11220, 333-1946, 333-10794, 333-113552 and 333-132221.

                                EXPLANATORY NOTE

     This Amendment No. 1 on Form 20-F/A is being filed solely to correct Item
18 of Magic Software Enterprises Ltd.'s Annual Report on Form 20-F for the
fiscal year ended December 31, 2006, which was filed on June 26, 2007.

     Item 18 has been corrected to include the auditors' reports of the
Registrant's substantial subsidiaries for the fiscal year ended December 31,
2006, which were inadvertently omitted from the original Form 20-F.

     This Amendment is not intended to revise other information presented in the
Registrant's Annual Report on Form 20-F for the fiscal year ended December 31,
2006 as originally filed and all such other information in the original filing remains unchanged.

     This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendment discussed above. As a result, this Amendment continues to speak as of June 26, 2006.

                                TABLE OF CONTENTS

PART III                                                                       3

ITEM 17.  FINANCIAL STATEMENTS                                                 3
ITEM 18.  FINANCIAL STATEMENTS                                                 3
ITEM 19.  EXHIBITS                                                             3
S I G N A T U R E S                                                            5

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

Reports of Independent Auditors with Respect to Subsidiaries         F-45 - F-51

ITEM 19.  EXHIBITS

INDEX TO EXHIBITS

EXHIBIT   DESCRIPTION

3.1       Memorandum of Association of the Registrant(1)

3.2       Articles of Association of the Registrant(2)

4.1       Specimen of Ordinary Share Certificate(3)

8         List of Subsidiaries of the Registrant*

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

----------

*    Previously filed.

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

                                        5

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

                                               /s/ Kost Forer Gabbay & Kasierer
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

          Through December 31, 2005 and 2006, Magic Software Enterprises Inc.,
          CoreTech Consulting Inc. and AAOD had federal net operating tax loss carryforward of approximately $ 14,497, and $ 11,747, respectively which can be carried forward and offset against taxable income for
          15-20 years and will expire from 2011 to 2026.

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

                                             DECEMBER 31,
                                      ------------------------
                                        2005            2006
                                      --------        --------

Net Operating Loss carryforward       $ 15,938        $ 16,598
Allowances and reserves                    812             829
                                      --------        --------

                                        16,750          17,427
Less: valuation allowance              (16,750)        (17,427)
                                      --------        --------

Net deferred tax assets               $      -        $      -
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

                                                                     YEAR ENDED DECEMBER 31,
                                                             ----------------------------------------
                                                              2004             2005           2006
                                                             -------         -------         -------
Income (loss) before taxes on income,
  as reported in the consolidated
  statements of operations                                   $ 4,214         $(3,903)        $(4,753)
                                                             =======         =======         =======

Statutory tax rate                                                35%             34%             31%
                                                             =======         =======         =======

Theoretical tax expense (benefit)                            $ 1,475         $(1,327)        $(1,473)

Utilization of tax losses carryforward for which
  a valuation allowance was provided                          (1,544)         (1,121)           (292)
Deferred taxes assets for which valuation
  allowance was provided                                           -           2,647           1,930
Non-deductible expenses and other                                113             120              63
Tax in respect of previous years                                 281             138             114
Tax adjustment in respect of inflation in Israel
  and other                                                      (44)             34             (17)
                                                             -------         -------         -------

Actual tax expense                                           $   281         $   491         $   325
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

*)   See Note 1.

                                     F - 44

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                     MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

      We have audited the accompanying balance sheets of MAGIC SOFTWARE
ENTERPRISES (UK) LIMITED (the "Company") as of December 31, 2005 and 2006, and
the related statements of operations, changes in shareholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the
Company and at December 31, 2005 and 2006, and the related results of their operations for each of the three years in, the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ LEVY COHEN & CO.
--------------------------
LEVY COHEN & CO.
Registered Auditors

                                                               8th February 2007

                                     F - 45

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                      HERMES LOGISTICS TECHNOLOGIES LIMITED

      We have audited the accompanying balance sheets of HERMES LOGISTICS
TECHNOLOGIES LIMITED (the "Company") as of December 31, 2005 and 2006, and the
related statements of operations, changes in shareholders' equity for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the
Company and at December 31, 2005 and 2006, and the related results of their operations for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ LEVY COHEN & CO.
-----------------------------
LEVY COHEN & CO.
Registered Auditors

                                                               8th February 2007

                                     F - 46

GRANT THORNTON ASG                                         [GRANT THORNTON LOGO]
Certified Public Accountants

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

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

                                                          /s/ Grant Thornton ASG

Tokyo, Japan
January 21, 2005

                                     F - 47

                                  [K.D.A. LOGO]

                              KDA AUDIT CORPORATION

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                  TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF

                            MAGIC SOFTWARE JAPAN K.K.

      We have audited the accompanying balance sheet of Magic Software Japan
K.K. (the "Company") as of December 31, 2006, and the related statements of income and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December
31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United
States of America.

Tokyo, Japan
January 26, 2007                            /s/ KDA Audit Corporation
                                         ---------------------------------------
                                                  KDA Audit Corporation
                                         (A Member of Baker Tilly International)

                                     F - 48

                          MOCK & PARTNERS INTERNATIONAL
                               REGISTERACCOUNTANTS

                                AUDITORS' REPORT

INTRODUCTION

We have audited the financial statements of Magic Beheer B.V., for the period until December 31st, 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with the standards of the Public Company
Accounting Oversight Board generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31st, 2006 and of the result for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Amsterdam, February 27th 2007

Mock & Partners International

/s/ H.J.S. Mock
Drs. H.J.S. Mock RA

Rapenburgerstreat 109, 1011 VL Amsterdam. Tel: 020 6381881, Fax: 020 6272624

                                     F - 49

                         REPORT OF INDEPENDENT AUDITORS

             TO THE SHAREHOLDERS OF MAGIC SOFTWARE ENTERPRISES LTD.

                   MAGIC (ONYX) MAGYARORSZAG SZOFTVERHAZ KFT.

      We have audited the accompanying consolidated balance sheets of Magic
(Onyx) Magyarorszag Szoftverhaz Kft. (the "Company") as of December 31, 2005 and
2006, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of
Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

Budapest, 25 February, 2007

                                                              /s/ Maria Negyessy

                                                                Maria Negyessy
                                                                 Reg. Auditors

                                     F - 50

                         [STUDIO NASSINI ASSOCIATI LOGO]

                              DOTTORI COMMERCIALISTI

   Damiano Nassini, Giovanni Nulli, Federico Pozzi, Alessandro Masetti Zannini

                                                     Brescia, 21st February 2007

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE SHAREHOLDERS OF

                      MAGIC SOFTWARE ENTERPRISES ITALY SRL

      We have audited the accompanying consolidated balance sheets of Magic
Software Enterprises Italy Srl (the "Company") as of December 31, 2005 and 2006,
and the related consolidated statements of operations, changes in shareholders'
equity and cash flows for each of the three years in the period ended December
31, 2006. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                                                            Yours Truly

                                                          /s/ Federico Pozzi

                                                             Federico Pozzi

25135 BRESCIA, ITALY VIA BROZZONI, 9 TEL. +39.30.223262 R.A. FAX +39.30.224054
       E-MAIL: INFO@STUDIONASSINI.IT WEB SITE: HTTP://WWW.STUDIONASSINI.IT

                                   [TIAG LOGO]

   ARGENTINA, AUSTRALIA, AUSTRIA, BELGIUM, CANADA (BRITHIS COLUMBIA, ONTARIO,
 QUEBEC), CHINA, CYPRUS, EGYPT, ENGLAND, FRANCE, GERMANY, GUATEMALA, HONG KONG,
 INDIA, IRELAND, JAPAN, KENYA, LEBANON, LUXENBOURG, MALAYSIA, MALTA, MAURITIUS,
MEXICO, NETHERLANDS, PAKISTAN, POLAND, SCOTLAND, SINGAPORE, SPAIN, SWITZERLAND,
TURKEY, USA (ALABAMA, ARIZONA, CALIFORNIA, ILLINOIS, NEW JERSEY, NEW YORK, NORTH
           CAROLINA, OKLAHOMA, PENNSYLVANIA, TEXAS, UTAH, WASHINGTON,)

                              CF.EP.1VA 01957960170

12

                               S I G N A T U R E S

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                       MAGIC SOFTWARE ENTERPRISES LTD.

                                       By: /s/ David Assia
                                       -------------------
                                       Name:  David Assia
                                       Title: Chairman of the Board of Directors

Dated: September 24, 2007