Form 20-F
period 2007-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2008-05-16
CIK 876779

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ____________

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
Ordinary Shares, par value NIS 0.01 per share 31,542,050
(as of December 31, 2007)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, Registration Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552, 333-132221 and 333-149553

INTRODUCTION

          Magic Software Enterprises Ltd. develops, markets, sells and supports composite application development and deployment platforms with a service-oriented architecture, or SOA, including application integration and business process management, or BPM, with existing and legacy systems. Our products and services are available through a global network of subsidiaries, distributors, value-added resellers and software solution providers in approximately 50 countries. As used in this annual report, the terms “we,” “us,” “our,” and Magic mean Magic Software Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

          Over the last twenty-four years we have developed an application development and deployment technology, which facilitates change and empowers business users to take an active part in the development process. Our technology is a metadata driven, rule based platform and development framework. During that period, a broad community of independent software vendors, or ISVs, and customers worldwide, have been using our rapid application development and deployment technology and products. In 2002, we recognized that the software application market was changing. Organizations had built up a wide array of systems that needed to communicate with each other more efficiently in order to streamline business processes, improve productivity and ultimately reduce costs and increase business revenues. The demand for technology enablement was no longer coming exclusively from the information technology, or IT, department, but from businesses charged with improving operations. In order to address the needs of both developers and business users, we added to our eDeveloper two additional layers, orchestration and graphical process design, as well as an activity monitoring service, and created iBOLT - a single, unified and highly scalable development and business integration suite. iBOLT allows our customers to implement application integration layers, create service oriented architectures and manage end-to-end processes.

          We have obtained trademark registrations for Magic® in the United States as well as in Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand and the United Kingdom. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

          This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors”

i

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

          Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

          Not applicable.

ITEM 3.	KEY INFORMATION

A.      SELECTED FINANCIAL DATA

          The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. This data includes discontinued operation for all presented periods (see note 1b and 1g to the financial statements). You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

          We have derived the following consolidated income statement data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 from our audited consolidated financial statements and notes included elsewhere in this annual report with the relevant adjustments due to the discontinued operation. We have derived the consolidated income statement data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 from our audited consolidated financial statements that are not included in this annual report with the relevant adjustments due to the discontinued operation.

Income Statement Data:

	Year ended December 31,

	2003	2004	2005	2006	2007

	(U.S. dollars in thousands, except share and per share data)

Revenues:
Software	$22,327	$24,861	$21,503	$18,788	$17,707
Maintenance and technical support	9,495	11,233	11,238	11,531	12,605
Consulting services	23,620	21,119	19,096	22,252	28,116

Total revenues	55,442	57,213	51,836	52,571	58,428

Cost of revenues:
Software	4,794	4,814	6,965	5,433	4,558
Maintenance and technical support	2,424	3,072	2,179	2,873	1,602
Consulting services	15,296	14,403	14,123	16,862	21,181

Total cost of revenues	22,514	22,289	23,267	25,168	27,340

Gross profit	32,928	34,924	28,569	27,403	31,088

Operating expenses:
Research and development, net	3,573	2,545	2,413	2,462	2,716
Sales, marketing, general and administrative	27,842	29,685	31,707	29,496	27,090
Restructuring and impairment and other non-recurring costs	–	–	–	2,157	–

Operating income (loss)	1,513	2,694	(5,551)	(6,712)	1,282
Financial income (expense), net	338	917	(809)	332	161
Other income (expenses)	(42)	–	–	278	170

Income (loss) before taxes on income	1,809	3,611	(6,360)	(6,102)	1,613
Income taxes	(36)	254	462	310	362

Income (loss) after taxes on income	1,845	3,357	(6,822)	(6,412)	1,251
Equity in earnings (losses) of affiliates	(36)	79	19	15	(86)
Minority interest in losses (earnings) of subsidiaries	(162)	67	(8)	71	$(22)
Net income (loss) before discontinued operation	$1,647	$3,369	$(6,811)	$(6,326)	$1,143

Net income from discontinued operation	1,420	721	2,204	1,320	11,465
Net income (loss) after discontinued operation	3,067	4,090	(4,607)	(5,006)	12,608
Basic net earnings (loss) per share	$0.10	$0.13	$(0.15)	$(0.16)	$0.40
Diluted net earnings (loss) per share	$0.10	$0.13	$(0.15)	$(0.16)	$0.39
Shares used to compute basic earnings (loss) per share	29,624	31,029	31,124	31,184	31,443
Shares used to compute diluted earnings (loss) per share	29,909	32,426	31,124	31,184	32,023

Balance Sheet Data:

	At December 31,

	2003	2004	2005	2006	2007

	(U.S. dollars in thousands)

Working capital	$23,008	$25,934	$19,052	$15,584	$28,743
Cash, cash equivalents, short term deposits and marketable securities	11,233	10,982	10,173	11,653	16,357
Total assets including discontinued operation	77,799	80,285	73,722	71,172	82,298
Shareholders’ equity	53,924	59,547	52,305	47,644	61,244

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

Risks Related to Our Business and Our Industry

We have a history of losses and may not be able to maintain profitability in the future.

          Although we reported net income of $12.6 million in the year ended December 31, 2007, we incurred losses in the pervious two years. No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

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

          Our customers ordinarily require the delivery of products promptly after we accept their orders. With the exception of contracts for services, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and accepted by the customers in that quarter. The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter. Our customers sometimes require an acceptance test for services we provide and as a result, we may have a significant backlog of orders for our services. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter would be materially adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Currency exchange rate fluctuations in the world markets in which we conduct business and could have a material adverse affect on our business, results of operations and financial condition.

          Our financial statements are stated in U.S. dollars, our functional currency. Nevertheless, a substantial portion of our revenues and expenses are incurred in other currencies, particularly Euros, Japanese yen, NIS and the British pound. We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. From time to time we use derivative or other instruments to hedge against part or all of our exposures.

Our widespread operations may strain our management, operational and financial resources and could have a material adverse affect on our business, results of operations and financial condition.

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

We face intense competition in the markets for our application development and integration technologies and services, which are evolving into a new unified market for composite applications development and deployment, which competition could adversely affect our business, results of operations and financial condition.

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

We may not succeed in increasing our market share in the business integration and process management markets with our iBOLT products, or leverage our experience in the composite applications field which could adversely affect our business, results of operations and financial condition.

          During 2003, we launched the iBOLT Integration Suite, which provides business integration and process management solutions to mid-size and large organizations. As a comprehensive suite, iBOLT allows the seamless integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. We continued to develop this product and enhance it, releasing successive versions in 2004 and 2005 (the current version is 2.5). In 2005 we also started a line of special editions of iBOLT tailored for specific application packages, and to date we have released three such special editions, for SAP, for Oracle JD Edwards, and for Salesforce.com. We are currently developing the next release of iBOLT, which we intend to release during the second half of 2008.

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

Our future success will be largely dependent on the acceptance of future releases of our eDeveloper application development and deployment product and if we are unsuccessful our business, results of operations and financial condition will be adversely affected.

          Our future success will be in great measure dependent on the acceptance of future releases of our eDeveloper application development and deployment product. The acceptance of this product relies in part on the continued acceptance and growth of diverse platforms, systems and databases, where eDeveloper operates as the bridge for creating composite applications. In the future, organizations may not implement multiple environments to serve their computing needs. If this product is not accepted, our business, results of operations and financial condition will be adversely affected.

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

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

          We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop solutions for their customers, referred to as Magic Software Partners, and through independent distributors as well. These independent distributors then resell our products to end-users. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

We may lose independent distributors on whom we currently depend and we may not succeed in developing new distribution channels which could adversely affect our business, results of operations and financial condition.

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

Our efforts to increase our presence worldwide, including the United States, Europe and Asia may not be profitable, which could adversely affect our business, results of operations and financial condition.

Our success in becoming a stronger competitor in the sale of software development and deployment technology and a leading provider of applications is dependent upon our ability to increase our sales in all our markets, including, but not limited to the United States, Europe and Japan. Our efforts to increase our penetration to these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and the may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our products have a lengthy sales cycle which could adversely affect our revenues.

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

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

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

          If release dates of any future products or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, financial condition and results of operations vould be materially adversely affected.

We may be unable to attract, train and retain qualified persona, which could adversely affect our business, results of operations and financial condition.

          In the event our business grows, we will need to hire additional qualified personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to compete effectively for the personnel we need. Competition for employees in the industry in which we operate is intense around the world, especially in Israel, India and the United States. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to difficulties in the collection of receivables and to litigation.

          Despite quality assurance testing performed by us, as well as by Magic Software Partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by Magic Software Partners over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

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

We are dependent on a limited number of product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition.

          Currently, we derive most of our revenues from sales of developments and integration products primarily under our eDeveloper and iBolt brands, as well as related revenues from software maintenance and support and other services. We do not expect our revenue structure to change in the foreseeable future. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. A decrease in revenues from our primary products would adversely affect our business, results of operations and financial condition.

Third parties may claim that we infringe upon their intellectual property rights and could harm our business.

          Third parties may assert infringement claims against us or claims that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend any such claims.

We may encounter difficulties with our international operations and sales which could adversely affect our business, results of operations and financial condition.

          While our principal executive offices are located in Israel, 92% of our sales in 2005, 2006 and 2007 were generated from other countries. This subjects us to many risks inherent to international business activities, including:

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

          We may encounter significant difficulties in connection with the sale of our products in international markets as a result of one or more of these factors and our business, results of operations and financial condition could be adversely affected.

Because we are controlled by Formula Systems (1985) Ltd., investors will not be able to affect the outcome of shareholder votes.

          Formula Systems (1985) Ltd., whose shares trade on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, directly owns 17,036,018 or 53.3% of our outstanding ordinary shares. Formula Systems Ltd. is and may continue to be in a position to exercise control over most matters requiring shareholder approval, including the election of our directors, approval of significant corporate transactions and the general ability to direct our affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control.

If we are unable to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

          The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

We have not paid any cash dividends on our ordinary shares in the last four fiscal years and may not do so in the future.

          Although we paid a dividend in 2003 we did not pay any cash dividends on our ordinary shares in the last four fiscal years. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition, tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

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

Risks Relating to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

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

          Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which has continued with varying levels of severity through 2007. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. Recently, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups, as well as extensive hostilities along Israel’s northern border with Lebanon in the summer of 2006, and extensive hostilities along Israel’s border with the Gaza Strip since June 2007 when the Hamas effectively took control of the Gaza Strip, which have intensified since February 2008. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring Syria and Lebanon may have a material adverse effect on our business, financial conditions and results of operations.

          Furthermore, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia, that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

          A substantial portion of our expenses, primarily labor expenses, are incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. During 2007, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We may be materially and adversely affected in the future if the rate of inflation in Israel continues to exceed the devaluation of the NIS against the U.S. dollar or if the timing of this devaluation lags behind increases in inflation in Israel.

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

          We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of some of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

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

          We are incorporated under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith. Moreover, the law is relatively new and there is no case law available on the duty of a non-controlling shareholder to act in good faith.

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

          As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As a foreign private issuer listed on The NASDAQ Global Market, we may follow home country practice with regard to, among other things, composition of our board of directors, director nomination procedure, compensation of officers, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4.	INFORMATION ON THE COMPANY

A.       HISTORY AND DEVELOPMENT OF THE COMPANY

          We were incorporated under the laws of the State of Israel in February 1983 as Mashov Software Export (1983) Ltd. and we changed our name to Magic Software Enterprises Ltd. in 1991. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is +972-3-538-9292. Our U.S. subsidiary, Magic Software Enterprises Inc., is located at 23046 Avenida de la Carlota, suite 300, Laguna Hills, CA 926653. Our address on the Internet is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

          We develop, market and support eDeveloper, an application platform for software development and deployment, with SOA, and iBOLT, a technology for business integration and business process management, or BPM. The eDeveloper and the iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

          Our application platform, the eDeveloper, is used by thousands of enterprises and independent software vendors that use our technology to develop solutions for their customers in approximately 50 countries. We refer to the independent software vendors as Magic Software Partners. We also provide maintenance and technical support as well as professional services to our enterprise customers and to Magic Software Partners. In addition, we sell our technology for business integration, the iBOLT, to customers of specific popular software applications, such as SAP, Salesforce.com or Oracle JD Edwards via such entities. We refer to these vendor centered market segments as ecosystems.

          eDeveloper enables the rapid development and deployment of business applications. The eDeveloper technology can be deployed on multiple platforms operating with interoperability under various information technology, or IT, architectures and can operate on multiple databases. During 2006, we released eDeveloper Version 10, which highlights SOA. eDeveloper Version 10 supports enhanced compliance with industry standards, provides improved functionality in comparison to prior versions and provides a composite application development environment. In February 2007, we released two new editions of eDeveloper Version 10, the Discovery edition and Xpress edition, which target different developer needs. The Discovery edition is targeted at students, new developers and those developing basic Windows client and web applications for personal use. The Xpress edition is designed to meet the needs of users developing and deploying small- to mid-scale desktop and web applications that are based on either Pervasive or MySQL tables. eDeveloper Xpress is affordable for small- and home-office developers.

          In 2007, recognizing the growing market demand for rich internet applications, or RIA, and software-as-a-service, or SaaS, we engaged in developing new functionality and extensions to our application platform, with the objective of enabling the development of RIA and SaaS applications. SaaS is a new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and operated in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA. We currently support function-rich applications in a client-server architecture, necessitating that users dispose of a powerful PC to install and run these applications. The new development is aimed at providing a similar level of functionality to users who only have an internet connection and a light device, such as a mobile device or an internet terminal, without having to install the application locally. We intend to develop a new product, packaged as a SEAP, available later this year, initially for Japanese clients. Following the development, we intend to extend the availability of this product worldwide. This new product will include, among other features, the functionality of the current eDeveloper platform in addition to rich internet client functionality. As of December 31, 2007, no revenues from SaaS were recognized.

          iBOLT provides affordable business integration solutions to mid-sized and large enterprises and system integrators. As a comprehensive suite, iBOLT allows the seamless integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In 2005, we released iBOLT Version 2.5 and since then we have continued to develop the iBOLT channel and entered into agreements with additional system integrators, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers. During the last two years we have developed a new version of iBOLT, Version 3, which we expect to release during 2008.

          During 2004, we entered into a partnership with SAP, an international provider of business software solutions. The agreement focused on providing a special edition of iBOLT as a collaborative platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses. In January 2005, we launched iBOLT Special Edition for the SAP Business One product and subsequently expanded and intensified our joint activities with SAP worldwide. The iBOLT Special Edition was accepted by the SAP community with enthusiasm, and SAP awarded our company its ISV Partner Leadership in Innovation 2005 Award.

          During 2006, our software was recognized by SAP for the best overall achievement in quality and excellence among SAP Business One software solution partners with the SAP Software Solution Partner Quality Excellence Award. Our iBOLT Special Edition partner program was endorsed by over 150 SAP Business One resellers across the globe who have signed a partnership agreement with us and became a significant new addition to the Magic partner community. In the beginning of 2007, we expanded our portfolio to include iBOLT Special Edition for SAP ERP R/3 for mid-size businesses and organizations. In the beginning of 2007, we also received SAP’s xAPPS certification. During the third quarter of 2007, we completed several successful new deployments of iBOLT Special Edition for SAP ERP R3.

          As of December 2007, more than 230 SAP business partners in 27 countries worldwide were part of our iBOLT for SAP Partner Program. We have also received certification in Japan for the “iBOLT for SAP” product. A significant addition to the international certifications we had already received, it reinforced and expanded SAP’s level of co-operation with us.

          During 2006, we continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer business partner program and as a Member Partner of IBM Partnerworld for Software. IBM has awarded us with its ServerProven® certification for our eDeveloper and iBOLT products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs. During 2006, we also became part of IBM’s System i Tools Innovation Program. As part of our activities with the IBM System i customers and business partners, we released our JDE Connect, a fully functional version of our iBOLT integration technology targeted to users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

          In January 2007, we sold the intellectual property relating to the technology known as iBOLT Portal to Axcepia Technologies Ltd. Under the agreement, in consideration for the transfer and assignment of our rights in and to the technology, Axcepia agreed to pay us a commission equal to 50% of its revenues derived from sales to customers who held licenses to use the iBOLT Portal technology for a period of five years as of the date of the agreement. In addition, commencing as of six months from the date of the agreement, Axcepia agreed to pay us a commission equal to 20% of the revenues it derived from the provision of maintenance and support services relating to the iBOLT Portal technology for a period of five years from the date of the agreement.

          In December 30, 2007, we sold our wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million. Fortissimo paid us $1 million of the sale price in December 2007 and the remaining $16 million in the beginning of 2008. In addition, as part of the transaction, we entered into a three years license agreement with AAOD according to which AAOD will continue to sell our products, as an OEM partner, in consideration for $3 million, to be paid quarterly over three years starting in 2008.

          The sales described above were part of our strategy to focus on our core products. In the fourth quarter of 2006, we announced a restructuring and impairment plan designed to increase our profitability by focusing on the marketing and sale of our flagship products. The restructuring and impairment plan included the appointment of three new members to our board of directors in January 2007, the appointment of a new chief executive officer who began to serve in such capacity on July 1, 2007, and the appointment of a new chief financial officer on July 26, 2007. In November 2007, Mr. Guy Bernstein replaced David Assia as chairman of our board of directors. The organizational restructuring was completed at the beginning of 2008, with the formation of a dedicated product group, and the rationalization of our territorial structure.

          Our capital expenditures totaled $0.8 million in the year ended December 31, 2007 and $1.0 million, in the years ended December 31, 2006 and 2005. Of the $0.8 million of capital expenditures in 2007, $0.6 million, was invested in network equipment and computers, $0.1 million was invested in furniture and office equipment and $0.1 million, was invested in leasehold improvements.

B.      BUSINESS OVERVIEW

Industry Overview

          In recent years the multiplication of enterprise applications has lead to a level of complexity in enterprises’ information system that is actually obstructing business progress and evolution, reducing business agility and is often resulting in multiple versions of similar data objects such as customer records. We believe that one of the main challenges the modern enterprise faces today is “creating a single view of the truth”, which is the better way to make effective and relevant business decisions. Business integration is employed to facilitate this. Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises. Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly. This constituted a barrier to small and medium enterprises, who could not afford to embark on such projects. Yet, given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions. We recognized this trend and emerging need when we designed iBOLT, and are one of the first vendors to provide business integration solutions to small and medium enterprises.

          Another major evolution in enterprises is the trend of reusing information technology, or IT, assets, such as enterprise applications, driving the move towards SOA. Due to the large investments in enterprise applications, such as ERP (enterprise resource planning) and CRM (customer relationship management), on the one hand, and the accelerating business change, on the other, organizations need to find a way to continue to leverage and amortize their IT investments while increasing their ability to change business processes and support new ones. The software industry’s response is a new SOA, a new paradigm of application development, service oriented development of applications, or SODA, and composite applications. Most of these involve metadata (which is data that describes other data, similar to a table of content describing a book), rather than traditional programming. We have developed and enhanced this paradigm over the last twenty years, and we believe that we have the one of the largest installed base of products employing such technology.

          Additionally, SaaS is becoming a well-established phenomenon in some areas of enterprise IT. It is growing into a mainstream option for software-based business solutions and will affect most of enterprise IT departments in the next three years in one way or another. SaaS enabled application platform, or SEAP, seems to become a dominant player in the SaaS growing application industry. We are developing our technology to provide the functionality of a SEAP, as a result of the growing demand from application vendors to repackage their applications as a SaaS offering.

General

          We develop, market and support eDeveloper, an application platform for software development and deployment, and iBOLT, a technology for business integration and BPM. Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Our development and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes from within one comprehensive framework.

          Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, or a high degree of application maintenance and customization is anticipated.

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

•

With the launch of iBOLT, we started a process of expanding from the application development field to the business integration and process management fields, which are, presently converging, from a technology perspective, to the composite application field. Products for these fields require service-oriented architecture, application integration capabilities, process management, orchestration capabilities, and information delivery capabilities. Our technology and products provide all of these capabilities.

•

With the impending introduction of our SEAP, we expect to strengthen our position a leading application platform provider opening the path for us to address the top-tier segment of the market. The increasing adoption of the SaaS delivery and business model requires the use of a new generation application platforms, which support the relevant functions required for SaaS deployment. We are one of the first vendors to offer such a platform, which is based on the combined features of our iBOLT and eDeveloper products. By leveraging the easy migration of applications between the different versions of each of the iBOLT and eDeveloper, our Magic Software Partners have the potential to become among the first and most versatile sources of SaaS applications. Industry analysts as well as several of our major Magic Software Partners have recognized this, and we have begun to work with some of them in this context.

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

Our Strategy

          Our goal is to achieve a leadership position in the application development, deployment and business integration markets. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are:

•	Target midsize enterprises, with focus on organizations that require rapid solutions for critical projects at an affordable price;

•	Focus our sales efforts on our core products iBOLT and eDeveloper;

•	Focus our efforts on building a strong partner base of system integrators and resellers of our core technologies;

•	Increase the number of software houses and independent software vendors using eDeveloper to build their applications;

•

Strengthen our alliance with SAP. The SAP solutions for small businesses (such as the SAP Business One products) and midsize companies (such as the SAP ERP R/3 solution and SAP Business All-in-One solution) address a broad horizontal market. As a result of our alliance with SAP, our offerings and resources (such as sales, marketing and research and development) more effectively address the SAP market;

•	Develop additional alliances with leading application vendors and develop offerings and partner programs in their ecosystems, such as Oracle’s JD Edwards and Salesforce.com; and

•	Focus on recruiting OEM partners who will incorporate our iBOLT integration technology into their product offerings.

Our Products

          The driving principles behind our technology are:

•	Abstraction - to hide complexity and facilitate change;

•	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

•	Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

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

          eDeveloper Version 10 highlights SOA architecture, supports enhanced compliance with industry standards, provides improved functionality in comparison to prior versions and provides a composite application development environment. In this product version we made a significant paradigm shift, facilitating and shortening significantly the learning and mastering of the tool while maintaining and enhancing its key productivity features. eDeveloper Version 10 further enhances our position as provider of service oriented development of applications (SODA) technology and the feature set provided by our iBOLT and eDeveloper product lines fully complies with the prevailing industry requirements of a comprehensive composite applications and SOA platform. Gartner, a leading global information technology industry research and analyst firm, defines an integrated services environment, or ISE, as an integrated development platform or framework that is focused on developing applications using a composite (assemble-first) metaphor based on SOA and process centricity through a lightweight BPM. According to Gartner, ISEs should have a productivity layer that makes developers more productive through hiding complexity (such as frameworks or prepackaged functions), automation (or code-generation or parameterization), and simplification (such as visual modeling), and forms the basic value proposition of an ISE. Gartner further describes ISE as intended to be used by developers and business analysts alike together, but is targeted at process-centric developers. Through these products, the focus of the user shifts from writing code to assembling and managing business processes. Through these processes, flexible business solutions can be assembled or composed. In the beginning of 2006, Gartner recognized us as a visionary ISE vendor.

          iBOLT Business Integration Suite is a flow oriented composite applications toolset, delivering a comprehensive, business-driven integration framework that empowers enterprises to dramatically improve business performance. iBOLT enables customers to easily design, develop and deploy automated business processes, including BPM and business activity monitoring. Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast enterprise application integration, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. We also offer special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP, JD Edwards or Salesforce.com. These special editions contain specific features and pricing tailored for these market segments.

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

Product Development

          The software industry is characterized by rapid technological changes and is highly competitive with respect to timely product innovation. We must maintain compatibility and competitiveness in the face of ongoing changes in industry standards.

          We place considerable emphasis on research and development in order to improve and expand the functionality of our technology and to develop new applications. We believe that our future success depends upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis. We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development. We believe that internal development of our technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology.

          During 2007, we invested mainly in the development of the following products:

•

eDeveloper Version 10.1. During 2007, in response to customers needs and service requests, we released eDeveloper Version 10.1 as well as service packs for the eDeveloper Version 10.1. The eDeveloper Version 10.1 service packs include many new features such as Report Generator, Hebrew Support, XML views enhancements, UDDI and others. In addition we issued numerous bug fixes.

•

Rich Intranet Application Technology. This is a new technology for eDeveloper Intranet solution. Based on eDeveloper browser client engine, we developed a Java-based client module that provides full thin-client functionality using standard widget toolkit open source technology. The advantage of the new technology is its ability to run on any platform, significantly reducing the cost of maintenance. We are continuing to develop the technology targeting the SaaS market. We plan to release a version of the eDeveloper that will include the RIA technology for the use of Japanese customers during the first quarter of 2008.

•

A new version of iBOLT. iBOLT Version 3 was the main focus of the iBOLT development in 2007. The new version delivers a full range of new functionalities for the mid size integration market as well as a massive performance improvements. Some of the main functionalities include new data mapper, expression editor, user defined storages, resource management and component software development kit. We plan controlled and limited release of the first version of iBOLT Version 3 during the second quarter of 2008.

•

Intercompany iBOLT solution. We developed a generic solution for inter-company synchronization with iBOLT Version 2.5. Some of the main functionalities include mail and HTTP synchronization, object management, synchronization process monitoring and more. We released the first version during the fourth quarter of 2007 and continue to improve the functionality of this product.

•

The Hermes software. In 2007 we continued to develop the Hermes software. HERMES Releases 3.1 and 3.2 incorporate new and advanced functionalities. HERMES Release 3.1 software is operating in full production at Amsterdam Schiphol Airport, with KLM Cargo, and HERMES 3.2 is being launched by HERMES users in India. During the second half of 2008, HERMES Release 3.2 is expected to be deployed at major air cargo centers in Europe, such as in Frankfurt.

Vertical Solutions

          Some of our subsidiaries develop, market, and support vertical applications, including for long-term care, banking and cargo handling solutions.

          Nextstep Infotech PVT. Ltd., in which we have a 40% interest, develops and markets Cheq Mate™, a banking application that provides most of the functionality required to run a retail bank branch, including support for various deposit types, advances, time deposits, bank guarantees, letters of credit and portfolio management.

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

          Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form joint ventures with our Magic Software Partners who use our technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

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

          We offer an online support system for the Magic Software Partners, which provides members of the Magic Software Partners with the ability to instantaneously enter, confirm and track support requests via the Internet. It provides support to Magic Software Partners and end-users worldwide.

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

          We market and sell our products and services in more than 50 countries worldwide. The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,

	2005	2006	2007

	(In thousands)

Software sales	$21,503	$18,788	$17,707
Maintenance and technical support	11,238	11,531	12,605
Consulting services	19,095	22,252	28,116

Total revenues	$51,836	$52,571	$58,428

	Year ended December 31,

	2005	2006	2007

	(In thousands)

Israel	$4,013	$4,307	$4,471
Europe	22,636	21,713	24,916
United States	11,529	13,995	18,612
Japan	10,107	10,223	9,080
Other	3,551	2,333	1,349

Total revenues	$51,836	$52,571	$58,428

          Industries that are significantly represented in our Magic Software Partners base include finance, government, health care, logistics, manufacturing media, retail and telecommunications. Our eDeveloper and iBOLT technologies are used by a wide variety of developers, integrators and solution providers who can be generally divided into two segments: in the first segment are those performing in-house development (corporate IT departments) and in the second segment are Magic Software Partners, including large system integrators and smaller independent developers, and value added resellers, or VARs, that use our technology to develop or provide solutions to their customers. Magic Software Partners who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry segment or a horizontal business function.

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

Sales, Marketing and Distribution

          We market and support our products through our own direct sales force, a network of distributors, Magic Software Partners and system integrators. We sell and support our products directly through our subsidiaries in the United States, Japan, the United Kingdom, France, Germany, the Netherlands, Hungary, India and Israel, and through local distributors elsewhere.

          Direct Sales. We maintain a direct sales force that pursues local accounts and software solution providers. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. At March 31, 2008, we had approximately 67 sales personnel including a team of 14 sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force. Sales efforts are targeted at large enterprises performing internal application development and Magic Software Partners who use our technology to develop solutions for their customers. We also employ an in-house and external telemarketing staff to generate and qualify leads.

          Indirect Sales. We maintain an indirect sales channel for iBOLT, through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We carry out marketing activities with our Magic Software Partners and indirect channels, such as publishing solutions directories and newsletters. We have a marketing program that supports Magic Software Partners and supports iBOLT general partners, and special partner program for those that are also SAP and IBM reseller/partners by providing a wide range of features and advantages in the areas of sales and marketing and technical knowledge transfer.

          Distributors. In general, we distribute our products through local distributors in those countries where we do not have a sales subsidiary. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have approximately 25 distributors in Europe, Latin America and Asia, many of whom are also Magic Software Partners.

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

          In order to foster improved relationships with our iBOLT channel partners, we periodically sponsor local events and other marketing programs and activities. On our corporate Internet website, we host an online solutions directory, which highlights applications developed by our Magic Software Partners, and an information sharing section, which enables our Magic Software Partners to participate alongside our representatives at trade shows and conferences. Strategic Alliances

          The important strategic alliances formed by us to date include:

          SAP. During 2004, we entered into a partnership with SAP that focused on providing a special edition of iBOLT as a collaboration platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses. Our iBOLT Special Edition was accepted by the SAP community with enthusiasm, and our company was awarded by SAP the ISV Partner Leadership in Innovation 2005 award and in 2006 we were awarded the SAP Software Solution Partner Quality Excellence Award. Our iBOLT Special Edition partner program is endorsed by over 230 SAP Business One partners across the globe who have signed a partnership agreement with us and became a significant new addition to the Magic partner community. In the beginning of 2007, we announced a new iBOLT Special Edition for SAP R/3 ERP software and we received SAP’s xAPPS certification. In addition to the direct economic impact of iBOLT sales, we are experiencing the following benefits that arise from our partnership with SAP: (i) recognition and validation of our technology as a mainstream player in the business integration and composite application development domains; (ii) privileged access to a pre-qualified partner community that can also employ iBOLT in non-SAP related projects; and (iii) revitalization of our Magic Software Partners community, by offering them access to the SAP Partner Program and branding of their existing applications.

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

          W4. In 2005, we entered into agreements with W4, a leading European provider of BPM software for human resources related processes. W4’s BPM technology has over nine years of proven use by hundreds of customers. W4 has embedded iBOLT into its BPM platform, W4 BPMSuite V6, which was launched in December 2005. We have added the W4 BPM engine to our extensive list of components, which enables iBOLT developers to seamlessly integrate human resources related activities as a component of any composite applications developed with the iBOLT Integration Suite. In 2007, Forrester Research recognized W4 as a strong performer in the Human Centric BPM Suites industry, pointing out the partnership between us and W4 as a strong element. This alliance extends our exposure to BPM areas in which we are less active directly, and in particular the Human Centric and Workflow Oriented areas.

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

          In late 2007, we joined the partner program of Salesforce.com and became an AppExchange certified. This enables us to address the Salesforce.com ecosystem and introduce our iBOLT Special Edition for Salesforce.com to its partners and customers.

Competition

          The markets for our eDeveloper and iBOLT technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. These markets are therefore highly competitive and we expect competition to intensify in the future. We constantly follow and analyze the market trends and our peers in order to effectively compete in these markets and avoid losing market share to other players and to our competitors.

          With the introduction of eDeveloper Version 10 in mid 2006, we further shifted our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the service oriented architecture market, which we entered into with iBOLT. Our current competitors include Above All, Agentis, Appian, BEA, Bowstreet, Broadvision, ClearNova, Computer Associates, Cordys, FileNet, GT Software, IBM, Microsoft, OutSystems, Oracle, Pegasytems, Progress, Skyway, Sun (SeeBeyond), TIBCO, Ultimus, Unify, and Software AG. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter compete with us.

          Our goal is to maintain our technology superiority, time to market and worldwide channel network, as well as our constant market analysis to quickly address changing market dynamics. We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out of the box solutions to extend the capabilities of ERP and/or CRM and other application vendors for enterprise integration.

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

C.      ORGANIZATIONAL STRUCTURE

          We are a member of the Formula Systems (1985) Ltd. (NASDAQ: FORTY), or Formula Systems, group. Formula Systems is an international IT company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions. In addition, Formula Systems manages a venture capital fund, which invests in early stage companies that develop software products for the international market. Formula Systems, an Israeli corporation, beneficially owns a 53.3% equity interest in our ordinary shares.

          The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries and affiliates:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Inc.	United States	100%
CoreTech Consulting Group, LLC	United States	100%
CoreTech Consulting Group, Inc.	United States	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Beheer B.V	Netherlands	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Magic Software Enterprises GmbH	Germany	100%
Magic Software Enterprises France S.A.R.L.	France	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l	Italy	100%
Magic Software Japan K.K.	Japan	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	90.48%
Nextstep Infotech Prt. Ltd.	India	40%

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

          Our Hungarian subsidiary owns a 4,850 square foot office facility in Budapest, Hungary.

          Our U.S. subsidiaries lease approximately 12,796 square feet of office space in Laguna Hills, California; and King of Prussia, Pennsylvania. In addition, our subsidiaries also lease office spaces in Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Houten, the Netherlands; and Bracknell, United Kingdom. The aggregate annual cost for such facilities was $1,401,000 in the year ended December 31, 2007.

          In the year ended December 31, 2007, we invested approximately $0.8 million in capital assets, mainly in computers and peripheral equipment.

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

Background

          We develop, market and support software development, deployment and integration technologies and business solutions that enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. We were incorporated under the laws of Israel in February 1983. We have 17 wholly-owned subsidiaries and one controlled subsidiary, incorporated in the United States, Europe, Asia and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products. One of our subsidiaries provides software consulting services. Our ordinary shares are traded on the NASDAQ Global Market under the symbol “MGIC” and on the Tel Aviv Stock Exchange.

Overview

          We develop, market and support our software development and deployment technology called eDeveloper, and technology for business integration and process management called iBOLT. Our technology enables enterprises to accelerate the process of building, deploying and integrating business software applications that can be rapidly customized to meet current and future needs. Our technology and applications based on our technology are used by software solution providers and thousands of enterprises in approximately 100 countries. We refer to these vendors and enterprises as the Magic Software Partners. We also provide maintenance and technical support as well as professional services to the Magic Software Partners.

          We began operations in 1986 and completed an initial public offering of our ordinary shares in the United States in August 1991. In the first quarter of 2000, we completed a follow-on offering of 4,000,000 of our ordinary shares in the United States at $25.00 per share. Of these shares, 3,500,000 ordinary shares were offered by us and 500,000 ordinary shares were offered by our major shareholder, Formula Group (1985) Ltd. Our net proceeds from the offering, after deducting the underwriting discount and expenses, were $79.6 million. We paid a one-time cash dividend of approximately $11.8 million in February 2003.

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

Discussion of Critical Accounting Policies and Estimations

          We have identified the policies below as critical to the understanding of our financial statements. The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and the related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below. We base our judgments on our experience and various assumptions that we believe are reasonable.

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

          SOP No. 97-2 generally requires revenue earned from software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements determined by the vendor’s specific objective evidence, or VSOE, of fair value. Revenue is recognized under the “residual method” when VSOE of fair value exists for all undelivered elements and VSOE of fair value does not exist for all of the delivered elements, and when all SOP No. 97-2 criteria for revenue recognition are met, as described above. The VSOE of fair value of the undelivered elements included in multiple element arrangement (maintenance, support and services) is determined based on the price charged for the undelivered element when sold separately.

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

          Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenue under the arrangement is recognized using contract accounting based on Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” or SOP 81-1, on a percentage of completion method based on input measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2007, no such estimated losses were identified.

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

Capitalization of Software development costs

          Certain software development costs are capitalized subsequent to the establishment of technological feasibility in accordance with Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standard, or SFAS, No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Based on our product development process and that of our subsidiaries, technological feasibility is established upon completion of a detailed program design and a working model.

          Research and development costs incurred in the process of developing product improvements or new products, are generally charged to expenses as incurred.

          Significant costs incurred by us and our subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

          Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2005, 2006 and 2007, no impairment losses have been identified.

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

          As of December 31, 2007, we had two reporting units. Goodwill attributable to each of the reporting unit is measured separately. The first step of the goodwill impairment test compares the carrying value of each reporting unit with its fair value on that date. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2005, 2006 and 2007.

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

Impairment of long-lived assets

          We review our long-lived assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, whenever a sale event or change in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. In 2006 we identified impairment (see Note 1 (e) inour Financial Statements). As of December 31, 2007 and 2005, no impairment indicators have been identified.

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

          Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net. No impairment has been identified as of December 31, 2007.

          FASB Staff Position (“FSP”) No. 115-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investment” (“FSP 115-1”) and SAB Topic 5M “Other Than Temporary Impairment Of Certain Investments In Debt And Equity Securities” provides guidance for determining when an investment is considered impaired, whether impairment is other-than temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its carrying amount. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other than- temporary, then an impairment loss should be recognized equal to the difference between the investment’s carrying amount and its fair value. FSP 115-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which we adopted in 2003. No other temporary loss has been recognized as of December 31, 2007.

Stock-based compensation

          FASB SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated income statement. Prior to the adoption of SFAS 123(R), we accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with Accounting Principles Board No. 25, or APB 25, as allowed under SFAS No. 123, “Accounting for Stock-Based Compensation.”

          We adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of our fiscal year 2006. Under the transition method, since all the unvested options had been accelerated prior to the adoption of SFAS 123(R) (see Note 12 to the consolidated financial statements), compensation cost recognized in the year ended December 31, 2007 includes compensation cost for all share-based payments granted subsequent to January 1, 2007, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R). Results for prior periods have not been restated.

          We recognize compensation expenses for the value of our awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

          We used the Black-Scholes option-pricing model through December 31, 2006 and the Cox, Ross and Rubinstein’s Binomial model for options granted thereafter.

Discontinued Operation

          We recorded the results of the sale of AAOD and the liquidation of one of our subsidiaries as discontinued operation, according to Exhibit 03-13A of EITF 03-13, which applies to FAS 144 par. 42, or the Exhibit. The Exhibit generally requires that in order to record the disposal’s group results as a discontinued operation, the disposal group must meet all of the following criteria:

1.	The activity needs to be qualified as a “component of an entity”.

2.

The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations if both of the following conditions are met:

a.	The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction

b.	The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

          According to Exhibit 03-13A of EITF 03-13 the above mentioned activities are classified as a discontinued operation for all presented periods.

Accounting for income tax

          On January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109) and SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”).

          We recognize accrued interest related to unrecognized tax benefits in tax expense. Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109 as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material. See Note 11 to Consolidated Financial Statements for further information regarding income taxes. We have filed or are in the process of filing local and foreign tax returns that are subject to audit by the respective tax authorities. The amount of income tax we pay is subject to ongoing audits by the tax authorities, which often result in proposed assessments. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. As a result of the adoption of FIN 48, we recorded a change of $530,000 in our shareholder’s equity and a change of $50,000 in our tax expenses.

          Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. We have not recorded any material interest or penalties during the years 2005, 2006 and 2007.

Significant Expenses

          Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs royalties and licenses payable to third parties, as well as amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs.

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

          The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31

	2005	2006	2007

	(U.S. dollars in thousands)

Gross research and development costs	$6,322	$5,944	$5,743
Less capitalization of software development costs	(3,909)	(3,482)	(3,027)

Research and development expenses, net	$2,413	$2,462	$2,716

          Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing programs, web site related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses.

          General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

          Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents and marketable securities, interested paid on loans received and currency translation adjustments.

          The following table presents selected consolidated statement of operations data for the periods indicated:

	Year ended December 31

	2005	2006	2007

	(U.S. dollars in thousands, except share and per share data)

Revenues:
Software	$21,503	$18,788	$17,707

Maintenance and technical support	11,238	11,531	12,605
Consulting services	19,095	22,252	28,116

Total revenues	51,836	52,571	58,428

Cost of revenues:
Software	6,965	5,433	4,558
Maintenance and technical support	2,179	2,873	1,602
Consulting services	14,123	16,862	21,181

Total cost of revenues	23,267	25,168	27,340

Gross profit	28,569	27,403	31,088

Operating expenses:
Research and development, net	2,413	2,462	2,716
Sales and marketing, net	17,197	15,712	15,558
General and administrative	14,510	13,784	11,532
Restructuring and impairment expenses	-	2,157	-

Total operating expenses	$34,120	34,115	29,806

Operating income (loss)	(5,551)	(6,712)	1,282
Financial income (expenses), net	(809)	332	161
Other income	-	278	170

Income (loss) before taxes on income	(6,360)	(6,102)	1,613
Income taxes	462	310	362

Income (loss) after taxes on income	(6,822)	(6,412)	1,251
Equity in earnings (losses) of affiliates	19	15	(86)
Minority interest in losses (earnings) of consolidated subsidiaries	(8)	71	(22)

Net income (loss) before discontinued operation	$(6,811)	$(6,326)	$1,143

Net income from discontinued operation	2,204	1,320	11,465

Net income (loss) after discontinued operation	(4,607)	(5,006)	12,608

Basic earnings (loss) per share	$(0.15)	$(0.16)	$0.40

Diluted earnings (loss) per share	$(0.15)	$(0.16)	$0.39

Shares used to compute basic earnings (loss) per share	31,124	31,184	31,443

Shares used to compute diluted earnings (loss) per share	31,124	31,184	32,023

          The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,

	2005	2006	2007

Revenues:
Software	41.5%	35.7%	30.3%
Maintenance and technical support	21.7	21.9	21.6
Consulting services	36.8	42.4	48.1

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	13.5	10.3	7.8
Maintenance and technical support	4.2	5.5	2.7
Consulting services	27.2	32.1	36.3

Total cost of revenues	44.9	47.9	46.8

Gross profit	55.1	52.1	53.2

Operating expenses:
Research and development, net	4.6	4.7	4.7
Selling and marketing, net	33.2	29.9	26.6
General and administrative	28.0	26.2	19.7

Restructuring and impairment expenses	-	4.1	-
Total operating expenses	65.8	64.9	51.0

Operating income (loss)	(10.7)	(12.8)	2.2

Other income (expenses)	-	0.5	0.3

Financial income (expenses), net	(1.6)	0.7	0.3

Income (loss) before taxes on income	(12.3)	(11.6)	2.8
Income taxes	0.8	0.6	0.6
Equity in earnings (losses) of affiliates	0.0	(0.0)	(0.2)
Minority interest in (earnings) losses of consolidated subsidiaries	0.0	0.2	0.0

Net income (loss) before discontinued operation	(13.1)	(12.0)	2.0

Net income from discontinued operation	4.2	2.5	19.6

Net income (loss) after discontinued operation	(8.9)	(9.5)	21.6

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

          Revenues. Total revenues increased by 11% to $58.4 million in 2007 from $52.6 million in 2006. License revenues decreased by 5% to $15.0 million in 2007 from $15.8 million in 2006. Application revenues decreased by 7% to $2.7 million in 2007 from $2.9 million in 2006 primarily due to our efforts to decrease sales to third parties. Revenues from maintenance and technical support increased by 10% to $12.6 million in 2007 from $11.5 million in 2006.as a result of the broad maintenance and support services that we provide to our existing customers. Revenues from consulting and other services increased by 27% to $28.1 million in 2007 from $22.2 million in 2006, as a result of customers upgrading to eDeveloper V10 and due to the growth of our information technology consulting firm.

          Cost of Revenues. Cost of revenues increased by 8% to $27.3 million in 2007 from $25.2 million in 2006. Cost of revenues for licenses decreased by 6% to $3.3 million in 2007 from $3.5 million in 2006 in line with the decrease in licenses sales. These costs includes the amortization of capitalized software development assets in the amount of $2.5 million in 2007 and $3.6 million in 2006. Cost of revenues for applications decreased by 32% to $1.3 million in 2007 from $1.9 million in 2006, primarily as a result of decrease in sales to third parties. Cost of revenues for maintenance and technical support decreased by 45% to $1.6 million in 2007 from $2.9 million in 2006 primarily due to cost saving following the implementation of our restructuring plan. Cost of revenues for consulting and other services increased by 25% to $21.2 million in 2007 from $16.9 million in 2006, consistent with the increase in consulting and other services revenues. We expect that our cost of revenues as a percentage of revenues will improve in 2008.

          Gross Profit. Gross Profit in 2007 was 53.2% as compared with gross profit of 52.1% in 2006. The improvement in our gross profit was a result of the cost saving resulting from the implementation of our restructuring plan and from improved sales margins from professional services.

          Research and Development Expenses, Net. Total research and development expenses decreased by 3% to $5.7 million in 2007 from $5.9 million in 2006. Net research and development expenses increased by 8% to $2.7 million in 2007 from $2.5 million in 2006. In 2007, we capitalized $3.0 million of software development costs, as compared to $3.5 million in 2006. The decrease in total research and development expenses in 2007 was due to a decrease in the number of employees in our research and development department. Net research and development expenses as a percentage of revenues remained at the same level of 5% in 2007 and 2006. We do not expect a material change in our net research and development expenses as percentage of our revenues in 2008.

          Selling and Marketing Expenses, Net. Selling and marketing expenses decreased slightly to $15.6 million in 2007, representing 26.6% of revenues, from $15.7 million in 2006, representing 29.9% of revenues. We expect that our selling and marketing expenses will increase in 2008.

          General and Administrative Expenses. General and administrative expenses decreased by 17% to $11.5 million in 2007 from $13.8 million in 2006. This was mainly as a result of the implementation of our restructuring plan.

          Restructuring and impairment expenses. In the third quarter of 2006, we announced a restructuring and impairment plan primarily to reduce our costs and improve profitability. Total restructuring and impairment costs in 2006 were $2.2 million, a significant portion of which was attributable to severance payments.

          Stock-Based Compensation. In 2006, we adopted SFAS No. 123(R), which had an effect on our results of operations, although it did not have an impact on our overall financial position or cash flows. In 2007, we incurred $0.4 million due to the grant of 1,750,000 additional options, and in 2006, we incurred $27,000 of stock-based compensation expense as a result of the adoption of SFAS No. 123(R).

          Other Income. We recorded other income of approximately $0.3 million in 2007 and $1.2 million in 2006 relating to the sale of CarPro System Ltd’s intellectual property, related assets and eDeveloper licenses.

          Financial Income, Net. We had financial income of $0.2 million in 2007 and financial income of $0.3 million in 2006 primarily due to the appreciation of certain currencies in which we held assets or to which assets were tied, against the U.S. dollar.

           Income Taxes. We incurred income taxes of $0.4 million in 2007, compared to $0.3 million in 2006. Those taxes are primarily attributable to taxes incurred in Europe and the United States. Most of our subsidiaries have accumulated carryforward losses for tax purposes.

          Equity in Earnings (Losses) of Affiliates. In 2007, we recognized equity in losses of affiliates of $86,000, while we recognized equity in earnings of affiliates of $15,000 in 2006.

          Minority Interest in Profits (Losses) of Consolidated Subsidiaries. Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders’ share of the profits (losses) of some of certain majority owned subsidiaries. In 2007, we recognized a loss of $22,000 compared to income of $71,000 in 2006.

          Discontinued Operation. Net income from discontinued operations was $11.5 million in 2007, including a $9.3 million one-time capital gain. The income consisted of a profit of $2.9 million from AAOD’s activity and a $0.7 million loss by our Italian subsidiary. In 2006 we recorded net income from discontinued operations of $1.3 million.

Year Ended December 31, 2006 Compared With Year Ended December 31, 2005

          Revenues. Total revenues increased by 2% to $52.6 million in 2006 from $51.8 million in 2005. License revenues decreased by 5% to $15.8 million in 2006 from $16.6 million in 2005 due to a decrease in sales, primarily in Europe. Application revenues decreased by 40% to $2.9 million in 2006 from $4.8 million in 2005 primarily due to the decrease in sales of applications by certain of our subsidiaries. Revenues from maintenance and technical support increased by 3% to $11.5 million in 2006 from $11.2 million in 2005, as a result of our entering into maintenance and support contracts with more customers in 2006. Revenues from consulting and other services increased by 16% to $22.2 million in 2006 from $19.1 million in 2005, as a result of growth in demand for consulting and other services

          Cost of Revenues. Cost of revenues increased by 8% to $25.2 million in 2006 from $23.3 million in 2005. Cost of revenues for licenses decreased by 22% to $3.5 million in 2006 from $4.5 million in 2005 primarily as a result of the decrease in third party sales .. Cost of revenues for applications decreased by 21% to $1.9 million in 2006 from $2.4 million in 2005, consistent with the decrease in application license sales. Cost of revenues for maintenance and technical support increased by 32% to $2.9 million in 2006 from $2.2 million in 2005.Cost of revenues for consulting and other services increased by 20% to $16.9 million in 2006 from $14.1 million in 2005, primarily due to the increase in our revenues from consulting and other services.

          Gross Profit. Gross Profit in 2006 was 52.1% as compared with gross profit of 55.1% in 2005. The decrease of the gross profit was a result of the forgoing.

          Research and Development Expenses, Net. Total research and development expenses decreased by 6% to $5.9 million in 2006 from $6.3 million in 2005. Net research and development expenses increased by 4% to $2.5 million in 2006 from $2.4 million in 2005. In 2006, we capitalized $3.5 million of software development costs, as compared to $3.9 million capitalized in 2005. The increase in total research and development expenses in 2006 was due to work performed in connection with the expected release of eDeveloper Version 10 in 2006 as well as our new version of iBOLT. Net research and development expenses as a percentage of revenues remained in the same level of 5% in both 2006 and 2005.

          Selling and Marketing Expenses, Net. Selling and marketing expenses decreased by 9% to $15.7 million in 2006 from $17.2 million in 2005 reflecting the reduction of our marketing activities for both our eDeveloper and iBOLT products and the effect of the sales force reduction. Selling and marketing expenses as a percentage of revenues decreased to 30% in 2006 from 33% in 2005, due to decreased marketing activities for both our eDeveloper and iBolt products and the effect of the sales force reduction.

          General and Administrative Expenses. General and administrative expenses decreased by 5% to $13.8 million in 2006 from $14.5 million in 2005.

          Restructuring and impairment expenses. In the third quarter of 2006, we announced a restructuring and impairment plan primarily to reduce our costs and improve profitability. Total restructuring and impairment costs in 2006 were $2.2 million, a significant portion of which was attributable to severance payments.

          Other Income. We recorded other income of approximately $0.3 million in 2006 relating to the sale of CarPro System Ltd.’s IP, related assets and eDeveloper licenses.

          Financial Income (Expenses) Net. We had financial income of $0.3 million in 2006 primarily due to the appreciation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar. We had financial expense of $0.8 million in 2005 primarily due to the devaluation of certain currencies in which we had assets that were denominated or to which assets were tied, against the U.S. dollar.

          Income Taxes. We incurred income taxes of $0.3 million in 2006, compared to $0.5 million in 2005. Those taxes are primarily attributable to taxes accrued in Europe and the United States. Most of our subsidiaries have accumulated carryforward losses for tax purposes.

           Equity in Earnings (Losses) of Affiliates. In 2006 and 2005, we recognized equity in earnings of affiliates of $15,000 and of $19,000, respectively.

          Minority Interest in Profits (Losses) of Consolidated Subsidiaries. Minority interest in the profits of our consolidated subsidiaries represents the minority shareholders’ share of the profits (losses) of some of certain majority owned subsidiaries. In 2006, we recognized an income of $71,000 compared to a loss of $8,000 in 2005.

          Discontinued operation Net income from discontinued operations was $1.3 million in 2006. The profit was composed of a profit of $1.7 million from AAOD’s activity and from a loss of $0.4 million of our Italian’s subsidiary. In 2005 we recorded a net income from discontinued operations of $2.2 million.

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

Impact of Currency Fluctuations and of Inflation

          Our financial statements are stated in U.S. dollars, our functional currency. Nevertheless, a substantial portion of our sales and expenses are incurred in other currencies, particularly Euros, Japanese yen, NIS and the British pound. We maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies. In addition, the effect can be by decreasing the U.S. dollar value of revenues in other currencies and increasing the U.S. dollar amount of expenses in other currencies.

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

          The following table sets forth, for the periods indicated, (i) devaluation or appreciation of the NIS against the most important currencies for our business, the U.S. dollar and the Euro, and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,					Three Months Ended March 31,

	2003	2004	2005	2006	2007	2008

U.S. dollar	(7.6)%	(1.6)%	6.8%	(8.2)%	(9.0)%	(7.6)%
Euro	11.3%	6.2%	(7.3)%	2.2%	1.7%	(1.6)%
Israeli consumer price index	(1.8)%	1.1%	2.4%	(0.1)%	3.4%	0.1%

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

          Because exchange rates between the NIS and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

Corporate Tax Rate

          In 2007, Israeli companies were subject to income tax at the rate of 29% of taxable income. However, eight investment programs at our facility in Or Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 commonly referred to as the Investment Law, and we are, therefore, eligible for some tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

          On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law. The amendment limits the scope of enterprises which may be approved by the Investment Center Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of the approved enterprise’s income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

          However, the April 2005 amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the amendment will remain subject to the provisions of the law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the April 2005 amendment. As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, we did not generate income under the provision of the amended Investment Law.

          As of December 31, 2007, our net operating loss carry-forwards for Israeli tax purposes was approximately $32.6 million and the net operating loss carry-forwards of our U.S. subsidiaries for U.S. tax purposes amounted to approximately $1.4 million. Our U.S. net operating loss carry-forwards can be carried forward and offset against taxable income for 15 to 20 years and will expire in the years 2022 through 2027. Under current Israeli tax laws, operating loss carry forwards do not expire, and are linked to the Israeli inflation rate and may be offset against future taxable income. As of December 31, 2007, our subsidiaries in Europe and Japan have estimated total available tax loss carry-forwards of $14.7 million and $2.2 million, respectively, to offset against future taxable income for 15 to 20 years and five years, respectively.

          Israeli companies are subject to “company tax” on their taxable income. The applicable rate was 29% in 2007 and will be reduced to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company, which derives income from an approved enterprise (as further discussed below), may be considerably less.

          We received final tax assessments for the years 1997 to 2002 from the Israeli tax authorities and have submitted an appeal to the District Court of Tel Aviv-Jaffa with respect to such tax assessments. As of April 2007, one open issue remains to be settled by the court (see Item 8 -Financial Information), while all other issues were resolved with no additional taxes to be paid by us. Our management believes, based on the advice of its legal advisors, that the probability of an unfavorable outcome to our company on this matter is remote, therefore no provision was provided in the financial statements in respect of this matter.

Recently Issued Accounting Standards

          In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 141(R) will have any impact on our consolidated financial statements.

          In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 160 will have significant impact on our consolidated financial statements.

          In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS No. 157. SFAS No. 157 provides a single definition of fair value, a framework for measuring fair value, and expanded disclosures concerning fair value. Previously, different definitions of fair value were contained in various accounting pronouncements creating inconsistencies in measurement and disclosures. SFAS No. 157 applies under those previously issued pronouncements that prescribe fair value as the relevant measure of value, except SFAS No. 123(R) and related interpretations. SFAS No. 157 does not apply to accounting standards that require or permit measurement similar to fair value but are not intended to measure fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

          In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” or SFAS No. 159. SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. Generally accepted accounting principles have required different measurement attributes for different assets and liabilities that can create artificial volatility in earnings. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We do not expect that the adoption of SFAS No. 159 will have a material effect on our consolidated financial statements.

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

          In December 30, 2007, we entered into an agreement, to sell our wholly-owned subsidiary, AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million. We received $1 million of the sale proceeds in December 2007 and $16 million in the beginning of 2008.

          Our capital expenditures totaled $2.8 million, in the year ended December 31, 2007 compared to $5.2 million, in the year ended December 31, 2006. Of the $2.8 million of capital expenditures in 2007, $2.1 million, was invested in network equipment and computers, $0.5 million was invested in furniture and office equipment and $0.2 million was invested in leasehold improvements. We currently do not have significant capital spending or purchase commitments. However, we anticipate a moderate increase in capital expenditures and lease commitments consistent with our anticipated growth in operations, infrastructure and personnel.

          As of December 31, 2007, we had approximately $12.2 million in cash and cash equivalents and working capital of approximately $28.7 million as compared to $6.9 million in cash and cash equivalents and working capital of approximately $15.6 million at December 31, 2006.

          We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next twelve months. There are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect our liquidity or the availability of funds to satisfy our capital requirements. However, if our operations do not generate cash to the extent currently anticipated by us, or if we grow more rapidly than currently anticipated, it is possible that we will require more funds than anticipated. We expect that these sources will continue to finance our operations in the long term, and will be complemented, if required, by private or public financing.

          As of December 31, 2007, we used $1.25 million of our credit facility at the First International Bank of Israel Ltd. and $2.2 million of our credit facility at Bank HaPoalim B.M. We currently have an unutilized credit line of approximately$1.3 million at the First International Bank of Israel Ltd. and $0.8 million at Bank HaPoalim B.M. For the purpose of obtaining these credit lines and other services from these banks, we are required to comply with the following financial covenants:

•	our cash and cash equivalents and short term investment may not, at any time, be less than $6.5 million;

•	our shareholders’ equity may not, at any time, be less than 45% of our total balance sheet and $36 million;

•	our total financial obligations (such as short and long term loans from banking institutions or commitments due to debentures) may not exceed $7 million and 10% of our total balance sheet;

•

we are committed not to pledge under any general floating charge, for any purpose, all or part of our assets in favor of any third party without receiving the prior written consent of First International Bank of Israel Ltd.

          If we do not comply with all or part of these financial covenants, or upon the occurrence of certain events specified in the agreements with such banks, both of the banks will be entitled to request the immediate repayment of such credit lines. As of December 31, 2007, we were in compliance with all of the financial covenants according to Bank HaPoalim B.M. and received a waiver from the First International Bank of Israel Ltd. with respect to the covenants with which we did not comply. These loans were classified in our Financial Statements as short term loans.

Cash Flows

          The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2005	2006	2007
	(U.S. dollars in thousands)

Net income (loss) from continuing operation	$(6,811)	$(6,326)	$1,143
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:	7,691	9,764	8,073
Net cash provided by operating activities from continuing operation	880	3,438	9,216
Net cash provided by operating activities from discontinued operation	4,716	393	(1,656)
Net cash provided by operating activities	5,597	3,831	7,560
Net cash used in investing activities	5,148	5,185	2,391
Net cash provided (used) by financing activities	1,282	678	(756)
Effect of exchange rate changes on cash and cash equivalents	322	(272)	(375)
Increase (decrease) in cash and cash equivalents from continuing operation	(2,585)	693	5,243

          Net cash provided by operating activities was approximately $7.6 million for the year ended December 31, 2007, compared to approximately $3.8 million for the year ended December 31, 2006 and approximately $5.6 million for the year ended December 31, 2005. Net cash from operations for 2007 consisted primarily of net income adjusted for non cash activity including stock-based compensation expenses, depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable and a decrease in other accounts receivable and prepaid expenses. Net cash from operations for 2006 consisted primarily of net income adjusted for non cash activity, depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable and a decrease in other accounts receivable and prepaid expenses and a decrease in trade receivables. Net cash from operations for 2005 consisted primarily of net income adjusted for non-cash activity, depreciation and amortization of our capitalized research and development assets and a decrease in trade receivables. This was offset by accrued expenses and other accounts payable.

          Net cash used in investing activities was approximately $2.4 million for the year ended December 31, 2007 compared to approximately $5.2 million for the year ended December 31, 2006 and $5.1 million for the year ended December 31, 2005. These amounts were primarily attributable to depreciation and amortization of our capitalized research and development assets and purchases of property and equipment an increase in accrued expenses and other accounts payable and a decrease in other accounts receivable and prepaid expenses. In 2006, such amounts were offset by proceeds from the sale of the operations of a subsidiary.

          Net cash used in financing activities was approximately $0.8million for the year ended December 31, 2007, primarily attributable to reimbursement of short term loans, compared to a net cash provided by financing activities of approximately $0.7 million for the year ended December 31, 2006, and primarily attributable to increase in short term loans and Proceeds from exercise of stock options and warrants, compared to net cash provided by financing activities of approximately $1.3 million for the year ended December 31, 2005, primarily attributable to an increase in short term loans, which was offset by the purchase of treasury shares.

C.      RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

          Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2005, 2006 and 2007, we invested $6.3 million $5.9 million and $5.7 million, respectively, in research and development. Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe.

          As of December 31, 2007, we employed 120 employees in research and development activities, of which 41 persons were located in Israel, 63 persons in India, five persons in Japan and 11 in Europe. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

           For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development”.

D.      TREND INFORMATION

          In 2008, we intend to continue our tight cost control efforts in order to achieve improved profitability.

          For more information on trends in our industry, please see Item 4. “Information on the Company–Business Overview–Industry Background and Trends.” and Item 5. “Operating and Financial Review and Prospects - Results of Operation”.

E.      OFF-BALANCE SHEET ARRANGEMENTS

          We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.      TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our minimum contractual obligations as of December 31, 2007 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period

	Total	less than 1 year	1-3 years	3-5 years

	(U.S. dollars in thousands)

Operating lease obligations	$5,759	$2,568	$3,189	$2
Severance payments*	$2,316	-	-	-
Uncertainties in income taxes (FIN 48)	$580	-	-	-
Long term loan	$132		$132
Operating lease obligations	$8,787	$2,568	$3,321	$2

*Severance payments relate to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. These obligations are payable only upon termination, retirement or death of the respective employee.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A      DIRECTORS AND SENIOR MANAGEMENT

          Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Guy Bernstein	40	Chairman of the Board of Directors, Acting Chief Executive Officer
David Zigdon	52	Chief Financial Officer
Hadas Gazit Kaiser (1)	32	Director
Gad Goldstein	49	Director
Itiel Efrat (2)	44	Outside director
Eitan Naor (1)	45	Director
Elan Penn (1) (2)	57	Outside director
Eli Reifman	39	Director
Naamit Salomon	43	Director
Yehezkel Zeira (2)	64	Director

(1)	Member of our Option Committee
(2)	Member of our Audit Committee

          Messrs. Guy Bernstein, Eitan Naor, Gad Goldstein, Yehezkel Zeira and Eli Reifman, Ms. Naamit Salomon and Ms. Hadas Gazit Kaiser were elected at our 2007 annual general meeting of shareholders for a one year period, to serve as director until our 2008 annual general meeting of shareholders. Messrs. Itiel Efrat and Elan Penn will serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until December 28, 2009 and December 29, 2008, respectively, following which their service may be renewed for one additional three-year term.

          Guy Bernstein has served as the chairman of our board of directors since November 2007, and as our director since December 2006. Mr. Bernstein was appointed as acting our chief executive officer since May 2008 Mr. Bernstein has served as the chief executive officer of Emblaze Ltd. since December 2006 and a member of the board of directors of Emblaze since April 2004. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze. From 1999 to 2004, Mr. Bernstein served as chief financial and operations officer of our company. Mr. Bernstein also acted as the interim chief executive officer of two of our subsidiaries, Magic Software Enterprises (Israel) Ltd. and Coretech Consulting Group. From 1994 to 1997, Mr. Bernstein was senior manager for Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global. Mr. Bernstein is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv University.

          Eitan Naor has served as a director of our company since August 2007. Mr. Naor served as our president and chief executive officer from July 2007 to April 2008. On April 30, 2008, Mr. Eitan Naor ceased to serve as our president and chief executive officer. Prior thereto and since February 2004, Mr. Naor served as chief executive officer and president of ECtel Ltd. From 1999 to 2004, Mr. Naor served in various managerial positions with Amdocs Limited. Mr. Naor holds a B.A. degree in economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

          David Zigdon has served as chief financial officer since October 2007. Prior to joining us, and from May 2006 to October 2007 Mr. Zigdon served as executive vice president and chief financial officer of Power Paper Ltd. Prior to that and from February 2000 to May 2006 he served as the chief financial officer of Radcom Ltd (Nasdaq RDCM). Mr. Zigdon is a certified public accountant (CPA) in Israel and holds a B.A. degree in Economics and Accounting and an LLM degree in business law from Bar Ilan University.

          Hadas Gazit Kaiser has served as a director of our company since August 2007. Ms. Gazit Kaiser has served as chief financial officer of Emblaze Ltd. since December 2006. From August 2005 to December 2006, Ms. Gazit Kaiser served as a vice president of finance of Emblaze Ltd. and as chief financial officer of Emblaze Mobile. Prior thereto and since August 2003, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International. From August 2000 to August 2003, Ms. Gazit Kaiser was a manager for Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Ms. Gazit Kaiser is a director of Matrix IT Ltd., Formula Systems, Sapiens International Corporation and RadView Software Ltd. Ms. Gazit Kaiser is a Certified Licensed Public Accountant and holds a B.A. in Economics and Accounting and an M.B.A. in Finance from Tel Aviv University.

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

          The following table lists our other key employees:

Name	Age	Position

Amit Ben-Zvi	41	Vice President, Chief Executive Officer of Hermes Logistics Technologies Limited
Amit Birk	37	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arita Mattsoff	44	Vice President, Marketing
Avikam Perry	51	Chief Technology Officer and Vice President of Products
Amir Rosentuler	42	Vice President, International Sales
Regev Yativ	39	Vice President, President and Chief Executive Officer Magic Software Enterprises Inc.

          Amit Ben-Zvi has served as our vice president and chief executive officer of our subsidiary, Hermes Logistics Technologies Limited since October 2007. Prior to that and since September 2005 he served as our vice president marketing and manager of our iBOLT division. From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products. Prior thereto and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel. From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer Top Imaging Systems Ltd., a publicly traded company. Mr. Ben-Zvi holds a B.A. degree in accounting and LLB degree, both from Tel-Aviv University.

          Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007 Mr. Birk serves as an outside director of BGI Investment (1961) Ltd. a opublic company. Mr. Birk holds an L.L.B. degree from the University of Sheffield, M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

          Arita Mattsoff has served as our vice president, global marketing since September 2007. Prior to that, and from June 2004 to September 2007, Ms. Mattosff served as vice president marketing at Finjan Software Ltd., and at Paradigm Geophysical Ltd., from July 2001 until June 2004.Ms. Mattsoff serves as a board member of LATET, Israeli Humantarian Organization. Ms. Mattsoff holds a BA in Social Sciences and an MBA from Tel Aviv University in Israel.

          Avikam Perry has served as our chief technology officer and vice president of products since January 2008. Prior to that, since July 1997, Mr. Perrry served as our vice president, research and development. Mr. Perry joined our company in July 1992 and has held various positions, including group and product manager, development department manager and vice president, product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

          Amir Rosentuler has served as our vice president international sales since October 2007. Prior to that, and from December 2006 to October 2007, Mr. Rosentuler served as a vice president at Amdocs, a market leader in software and services for billing, CRM and OSS systems. From 2004 to 2006, Mr. Rosentuler has served as vice president Euerope, Middle East and Africa at OpTier, a leading provider of transaction workload management. From 2000 to 2004 Mr. Rosentuler held several senior positions in IBM.

          Regev Yativ has served as our vice president and the president and chief executive officer Magic Software Enterprises Inc. since January 2008 Prior to that Mr. Yativ served as our vice president international sales since October 2006, responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the Asia Pacific region, Latin America and South Africa. From September 2002 until June 2006, Mr. Yativ served as our vice president and managing director of Europe, Middle East and Africa, based at our Netherlands office. From 2001 to 2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe. Mr. Yativ holds a B.A. degree from Tel Aviv University.

B.      COMPENSATION

          The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2007.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (eleven persons)	$1,260,000	$92,000

          During the year ended December 31, 2007, we paid to each of our outside and independent directors an annual fee of approximately $13,000 and a per meeting attendance fee of approximately $400. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. We provide automobiles to our executive officers at our expense.

          As of December 31, 2007, our directors and executive officers as a group, then consisting of ten persons, held options to purchase an aggregate of 911,000 ordinary shares, at exercise prices ranging from $1.50 to $2.40 per share (after the dividend adjustment), vesting immediately. Of such options, options to purchase 36,000 options expire in 2015 and options to purchase 875,000 ordinary shares expire in 2017. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan.

          On June 15, 2007 we entered into an employment agreement with Mr. Eitan Naor, a director and our former chief executive officer and President. Under its employment agreement Mr. Naor is entitled to monthly salary of NIS 106,250 (approximately $29,513), linked to the Israeli consumer price index and updated once a year. Every two years Mr. Naor’s monthly salary will be increased by 6%. Mr. Naor is also entitled to an annual bonus in the amount of 6% of our company’s net profit, as presented in our audited financial statements or, in the event that our company have a capital gain in the year, a bonus in the amount of 5% of our company’s net profit and 1% of the capital gain as presented in our audited financial statements. In addition, Mr. Naor was granted fully vested stock options exercisable into 350,000 of our ordinary shares, under our 2007 Incentive Compensation Plan. The exercise price of such stock options will be nil. Mr. Naor will be also entitled to stock options exercisable into 350,000 ordinary shares, with an exercise price of $2.40, subject to certain mil stones and other terms and conditions, as described in the employment agreement. Mr. Naor will be entitled to social benefits as customary in Israel for an executive officer in his position, including managers insurance policy, education fund, annual vacation and recreation pay, as well as the use of a motor vehicle and reimbursement of expenses relating to operating the motor vehicle. The agreement will continue until terminated in accordance with its terms. After the first year of employment of Mr. Naor the agreement may be terminated by our company without cause upon six months prior written notice. The employment agreement includes customary confidentiality, non-competition and non-solicitation provisions.

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

          Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. A director with “accounting and financial expertise” is a person that, due to education, experience and qualifications, is highly skilled and has an understanding of business-accounting issues and financial statements in a manner that enables him/her to understand in depth the company’s financial statements and stimulate discussion regarding the manner of presentation of the financial data. Our board of directors includes at least one director who has “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

          We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees - Board Practices - NASDAQ Exemptions for a Controlled Company.”

Outside and Independent Directors

          Outside Directors. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an outside director following the company’s first public offering.

          In addition, no person may serve as an outside director if the person’s position or other activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

          As of January 2006, at least one of the outside directors must have “accounting and financial expertise” and the other outside directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. Our outside directors meet these new conditions.

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

          In general, outside directors serve for a three-year term and may be reelected to one additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

          Outside directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform his or hers duties on a full time basis. Outside directors may also be removed by the court if they are found guilty of bribery, fraud, administrative offenses or use of inside information.

          Each committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must be comprised of at least three directors and include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

          Our audit committee is currently composed of Messrs. Efrat, Penn and Zeira, each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.We also comply with Israeli law requirements for audit committee members. Mr. Elan Penn has been elected as the chairperson of the audit committee. Our Board of Directors has determined that Mr. Penn qualifies as a financial expert. The audit committee meets at least once each quarter.

          Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock Option Plans”). Messrs. Penn, Naor and Ms. Hadas Gazit are the current members of our option committee. Our option committee meets approximately once each quarter.

Internal Audit

          The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Israeli Companies Law’s independence requirements may not be appointed as an internal auditor. The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title or any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

Disclosure of Personal Interests of an Office Holder

          The Israeli Companies Law requires that an office holder promptly, and no later than the first board meeting at which such transaction is considered, disclose any personal interest that he or she may have and all related material information known to him or her and any documents in their position, in connection with any existing or proposed transaction by us. In addition, if the transaction is an extraordinary transaction, that is, a transaction other than in the ordinary course of business, other than on market terms, or likely to have a material impact on the company’s profitability, assets or liabilities, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder or a relative is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager.

Approval of Transactions with Office Holders

          Under the Israeli Companies Law, all arrangements as to compensation of office holders who are not directors require approval by the board of directors, and exculpation, insurance and indemnification of, or an undertaking to, indemnify an office holder who is not a director requires both board of directors and audit committee approval. The compensation of office holders who are directors must be approved by our audit committee, board of directors and shareholders.

          Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has an interest) must be approved by the board of directors or as otherwise provided for in a company’s articles of association, however, a transaction that is adverse to the company’s interest may not be approved. In some cases, such a transaction must be approved by the audit committee and by the board of directors itself, and under certain circumstances shareholder approval may be required. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors or the audit committee have a personal interest, then the approval of the general meeting of shareholders is also required.

Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders

          The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction. The Israeli Companies Law provides that an extraordinary transaction with a controlling shareholder or an extraordinary transaction with another person in whom the controlling shareholder has a personal interest or a transaction with a controlling shareholder or his relative regarding terms of service and employment, must be approved by the audit committee, the board of directors and shareholders. The shareholder approval for such a transaction must include at least one-third of the shareholders who have no personal interest in the transaction who voted on the matter (not including abstentions). The transaction can be approved by shareholders without this one-third approval if the total shareholdings of those shareholders who have no personal interest and voted against the transaction do not represent more than one percent of the voting rights in the company.

          Under the Companies Regulations (Relief from Related Party Transactions), 5760-2000, promulgated under the Israeli Companies Law, as amended, certain extraordinary transactions between a public company and its controlling shareholder(s) do not require shareholder approval. In addition, under such regulations, directors’ compensation and employment arrangements in a public company do not require the approval of the shareholders if both the audit committee and the board of directors agree that such arrangements are solely for the benefit of the company. Also, employment and compensation arrangements for an office holder that is a controlling shareholder of a public company do not require shareholder approval if certain criteria are met. The foregoing exemptions from shareholder approval will not apply if one or more shareholders holding at least 1% of the issued and outstanding share capital of the company or of the company’s voting rights, objects to the use of these exemptions provided that such objection is submitted to the company in writing not later than fourteen days from the date of the filing of a report regarding the adoption of such resolution by the company pursuant to the requirements of the Israeli Securities Law. If such objection is duly and timely submitted, then the transaction or compensation arrangement of the directors will require shareholders’ approval as detailed above.

          In addition, a private placement of securities that will (i) cause a person to become a controlling shareholder or (ii) increase the relative holdings of a shareholder that holds 5% or more of the company’s outstanding share capital, or (iii) will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding share capital in a private placement in which 20% or more of the company’s outstanding share capital prior to the placement are offered, the payment for which (in whole or in part) is not in cash or not under market terms, requires approval by the board of directors and the shareholders of the company.

          The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company. This rule does not apply if there is already another 25% or greater shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would hold greater than a 45% interest in the company, unless there is another shareholder holding more than a 45% interest in the company. These requirements do not apply if, in general, the acquisition was made in a private placement that received shareholder approval, (i) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, if there is not already a 25% or greater shareholder of the company, or (ii) was from a shareholder holding a 45% interest in the company which resulted in the acquirer becoming a holder of a 45% interest in the company if there is not already a 45% or greater shareholder of the company.

          If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a public company’s outstanding shares or a class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares or a class of shares. If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to the acquirer. The Israeli Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer. If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

Provisions Restricting Change in Control of Our Company

          Tender Offer. A person wishing to acquire shares or any class of shares of a publicly traded Israeli company and who would as a result hold over 90% of the company’s issued and outstanding share capital or of a class of shares which are listed, is required by the Israeli Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. If the shareholders who do not respond to the offer hold less than 5% of the issued share capital of the company, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. The Israeli Companies Law provides for an exception regarding the threshold requirement for a shareholder that prior to and following February 2000 holds over 90% of a company’s issued and outstanding share capital. However, the shareholders may petition the court to alter the consideration for the acquisition. If the dissenting shareholders hold more than 5% of the issued and outstanding share capital of the company, the acquirer may not acquire additional shares of the company from shareholders who accepted the tender offer if following such acquisition the acquirer would then own over 90% of the company’s issued and outstanding share capital.

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

          These requirements regarding tender offers do not apply to companies that are traded outside of Israel if, local law or the rules of the foreign stock exchange impose a limit on the percentage of control which may be acquired or require that acquisitions will be made by a way of a tender offer to the public.

          Merger. The Israeli Companies Law permits merger transactions if approved by each party’s board of directors and the majority of each party’s shares voted on the proposed merger at a shareholders’ meeting called on at least 21 days’ prior notice. Under the Israeli Companies Law, merger transactions may be approved by holders of a simple majority of our shares present, in person or by proxy, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of a company are held by the other party to the merger, or by any person holding at least 25% of the outstanding voting shares or 25% of the means of appointing directors of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or anyone acting on behalf of either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be executed unless at least 30 days have passed from the receipt of the shareholders’ approval and 50 days have passed from the time that a proposal for approval of the merger has been filed with the Israeli Registrar of Companies.

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

Insurance for Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

•	A breach of his or her duty of care to the company or to another person;

•

A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

•	A financial liability imposed upon the office holder in favor of another person as a result of an action which was performed by that office holder.

Indemnification of Office Holders

          The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•

Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•

Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

          In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•

Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

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

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine or forfeiture imposed on the office holder.

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

•

director nominees must either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

NASDAQ Marketplace Rules and Home Country Practices

          Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350, without the need to seek individual exemptions from NASDAQ. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

D.      EMPLOYEES

          At December 31, 2007, we and our 17 wholly-owned subsidiaries and one controlled subsidiary had 414 employees worldwide, of which 122 employees were based in Israel, 124 employees were based in Asia, 73 employees were based in Europe and 95 employees were based in North America. Of such employees, 118 employees were employed in research and development, 150 employees were employed in technical support and consulting, 74 employees were employed in marketing and sales and 72 employees were employed in operations and administration.

          At December 31, 2006, we and our 18wholly-owned subsidiaries and one controlled subsidiary had 503 employees worldwide, of which 159 employees were based in Israel, 123 employees were based in Asia, 73 employees were based in Europe and 148 employees were based in North America. Of such employees, 145 employees were employed in research and development, 179 employees were employed in technical support and consulting, 90 employees were employed in marketing and sales and 89 employees were employed in operations and administration.

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

          Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies and or pension funds.At the time of commencement of employment, our employees generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

E.      SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

          The following table sets forth certain information as of May 9, 2008 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Guy Bernstein	-	-
David Zigdon	-	-
Hadash Gazit Kaiser	-	-
Gad Goldstein (3)	-	-
Itiel Efrat	-	-
Eitan Naor (4)	437,500	1.37
Elan Penn (5)	18,000	*
Eli Reifman	-	-
Naamit Salomon(3)	-	-
Yehezkel Zeira (5)	18,000	*
All directors and executive officers as a group (10 persons)	473,500	1.48

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

(2)	The percentages shown are based on 31,988,440 ordinary shares issued and outstanding as of May 9, 2008.

(3)

Guy Bernstein and Gad Goldstein, directors of Formula Systems and directors of our company, and Naamit Salomon, an officer of Formula Systems and a director of our company, disclaim beneficial ownership of the 17,036,018 ordinary shares held by Formula Systems.

(4)	Includes 87,500 ordinary shares subject to currently exercisable options granted under our 2007 Stock Option Plan, having an average exercise price of $2.4 per share. Such options expire in 2017

(5)	Subject to currently exercisable options granted under our 2000 and 2007 Stock Option Plan, having an exercise price of $1.5 per share which expire in 2015.

(6)	Includes 123,500 ordinary shares underlying currently exercisable stock options.

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

          During 2007, options to purchase 67,055 ordinary shares were exercised under the 1991 Plan at an average exercise price of $1.31 per share. As of December 31, 2007, options to purchase 191,072 ordinary shares were outstanding under the 1991 Plan having an average exercise price of $3.77 per share. As of December 31, 2007, our executive officers and directors as a group, then consisting of nine persons, did not hold any options under the 1991 Plan.

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

          During 2007, options to purchase 573,332 ordinary shares were granted under the Plan having an average exercise price of $2.32 per share, and options to purchase 175,083 ordinary shares were exercised at an average exercise price of $1.12 per share. As of December 31, 2007, options to purchase 2,257,923 ordinary shares were outstanding under the 2000 Plan having an average exercise price of $2.45 per share. As of December 31, 2007, our executive officers and directors as a group, then consisting of 11persons., held options to purchase 36,000 ordinary shares under the 2000 Plan having an average exercise price of $1.5 per share.

          As of December 29, 2005, our Board of Directors resolved to accelerate the vesting period of all of the outstanding unvested options as of such date, for the purchase of an aggregate 611,517 ordinary shares, with vesting periods from January 1, 2006 through March 2009, so that these options became fully vested. These options had an average exercise price of $3.46 per share. All of the accelerated options had an exercise price exceeding our market price on such date. The ordinary shares that may be purchased upon exercise of the accelerated options shall be subject to a holding period, according to which the optionees will be entitled to sell the purchased shares over a three year period, 1/36 of the purchased shares per month. Our foregoing decision to accelerate the vesting of such options and to grant fully vested options in the future was primarily due to the issuance of SFAS No. 123 (revised 2004), “Share-Based Payment,” which requires all unvested stock options to be treated as a compensation expense as of January 1, 2006.

2007 Incentive Compensation Plan.

          In 2007, we adopted our 2007 Incentive Compensation Plan, or the 2007 Plan, under which we may grant options to employees, officers, directors and consultants of our company and its subsidiaries. The 2007 Plan provides for the award of stock options, restricted shares, restricted share units and performance awards. The shares subject to the 2007 Plan may be either authorized and unissued shares or previously issued shares acquired by our company or any of its subsidiaries. The total number of shares that may be delivered pursuant to awards under the 2007 Plan shall not exceed 1,500,000 shares in the aggregate. Out of such shares, 487,269 ordinary shares maybe allocated between the 2007 Plan and our 2000 Plan. If any awards shall expire, terminate, cancel or be forfeited, as the case may be, without having been fully exercised or satisfied by the issuance of shares – then the shares subject to such award shall be available again for delivery in connection with future awards under the 2007 Plan.

          The 2007 Plan shall commenced on August 8, 2007 and will terminate upon the earliest of (i) the expiration of its ten (10) year period, or (ii) the termination of all outstanding awards in connection with a corporate transaction, or (iii) in connection with, and as a result of, any other relevant event, including the 2007 Plan’s termination by the Board of Directors.

          Under the 2007 Plan, the option committee shall have full discretionary authority to grant or, when so restricted by applicable law, recommend the Board of Directors to grant, pursuant to the terms of the 2007 Plan, options and restricted shares and restricted share units to those individuals who are eligible to receive awards under the 2007 Plan.

          The 2007 Plan provides that each option will expire on the date stated in the award agreement, which will not be more than ten years from its date of grant. The exercise price of an option shall be determined by the option committee of the Board of Directors and set forth in the award agreement. Unless determined otherwise by the Board of Directors, the exercise price shall be equal to, or higher than, the fair market value of our company’s shares on the date of grant.

          Under the 2007 Plan, restricted shares and restricted share units shall not be purchased for less than the ordinary share’s par value, unless determined otherwise by the Board of Directors.

          Our Board of Directors may, from time to time, alter, amend, suspend or terminate the 2007 Plan, with respect to awards that have not been granted, subject to shareholder approval, if and to the extent required by applicable law. In addition, no such amendment, alteration, suspension or termination of the 2007 Plan or any award theretofore granted, shall be made which would materially impair the previously accrued rights of a participant under any outstanding award without the written consent of such participant, provided, however, that the Board of Directors may amend or alter the 2007 Plan and the option committee may amend or alter any award, including any agreement, either retroactively or prospectively, without the consent of the applicable participant, (1) so as to preserve or come within any exemptions from liability under any law or the rules and releases promulgated by the SEC, or (2) if the Board of Directors or the option committee determines in its discretion that such amendment or alteration either (I) is required or advisable for us, the 2007 Plan or the award to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard or (II) is not reasonably likely to significantly diminish the benefits provided under such award, or that such diminishment has been or will be adequately compensated.

          During 2007, options to purchase 1,200,000 ordinary shares were granted under the 2007 Plan having an average exercise price of $1.52 per share. As of December 31, 2007, none of these options were exercised. As of December 31, 2007, options to purchase 1,200,000 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $1.52 per share. As of December 31, 2007, our executive officers and directors as a group, then consisting of 11 persons, held options to purchase 875,000 ordinary shares under the 2007 Plan having an average exercise price of $1.35 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.      MAJOR SHAREHOLDERS

          We are controlled by Formula Systems (1985) Ltd., which holds 53.3% of our ordinary shares.

         The following table sets forth certain information as of May 9, 2008 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	17,036,018	53.3%

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

(2)	The percentages shown are based on 31,988,440 ordinary shares issued and outstanding as of May 9, 2008.

(3)	The address of Formula Systems (1985) Ltd. is 3 Aba Even St., Herzliya Pituach, Israel.

Major Shareholders Voting Rights

          Our major shareholders do not have different voting rights.

Record Holders

          Based on a review of the information provided to us by our U.S. transfer agent, as of May 7, 2008, there were 109 record holders, of which 81 record holders holding approximately 82% of our ordinary shares had registered addresses in the United States, including banks, brokers and nominees. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by banks, brokers or other nominees.

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

          In June 2004, an Israeli company filed a lawsuit against us in the District Court of Tel Aviv - Jaffa seeking NIS 8.0 million (approximately $2.08 million), with an option to increase this amount to NIS 16,989,356 (approximately $4.4 million), for recovery of damages allegedly caused by our failure to integrate a software application. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed recently and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. Since our management, based on the advice of its legal advisors, believes that it cannot predict the outcome of this lawsuit nor can it estimate the amount of damages, no provision was provided in the financial statements in respect of this matter.

          In May 2005, a client of our subsidiary Magic Software Enterprises (Israel) Ltd. filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of $335,641. The claim was moved to arbitration. Due to the preliminary stage of this litigation, our management is unable to assess the outcome of this lawsuit nor can it make an estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

          In March 2006, a client of our Magic solution partner in France filed a lawsuit against the Magic solution partner and our subsidiary Magic Software Enterprises (France) S.A.R.L. in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 548,000 Euros (approximately $805,000). Due to the preliminary stage of this litigation and based on the advice of our legal advisors, our management is unable to assess the outcome of the lawsuit nor can it estimate the amount of damages; therefore, no provision has been made for the lawsuit.

          In 2006, a subcontractor of our Italian subsidiary, filed a lawsuit against our subsidiary in Milan, claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 524,000 Euros (approximately $770,000). Due to the preliminary stage of this litigation and based on the advice of our legal advisors, we made a partial provision for the lawsuit. However, at this stage, we cannot predict our chances of success in this matter.

          On April 30, 2008, Mr. Eitan Naor ceased to serve as our president and chief executive officer. On May 6, 2008, Mr. Naor filed a claim and request for relief against us and the chairman of our board of directors, Mr. Guy Bernstein, in the Tel Aviv Labor Court. This request for relief follows an ex parte request for relief filed by Mr. Naor on April 17, 2008 that was denied. The Labor Court has scheduled a hearing on the matter in October 2008, subject to the filing of a monetary claim in the near future by Mr. Naor. In the claim field on May 6, Mr. Naor is seeking permanent relief that among other things would prevent us from terminating his employment and suspending him, initiating any process that would lead to the termination of his employment, or taking any action that would affect his position as President, chief executive officer and Director. Mr. Naor is also seeking a permanent order that would reinstate him to all positions previously held by him with us.

          From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distributions Policy

          In February 2003, following receipt of the approval of the District Court of Tel Aviv, we paid a cash dividend to our shareholders of $0.40 per ordinary share. The total dividend amounted to approximately $11.8 million dollars

          Since 2003 we have not paid any cash dividends on our ordinary shares. Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

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

B.      SIGNIFICANT CHANGES

          Since the date of the annual consolidated financial statements included in this annual report, no significant change has occurred other than the previously reported appointment of Guy Bernstein as our acting chief executive officer after Mr. Naor ceased to serve in that position on April 30, 2008.

ITEM 9.	THE OFFER AND LISTING

A.      OFFER AND LISTING DETAILS

Annual Stock Information

          The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*

Year	High	Low	High	Low

2003	$4.85	$0.79	$4.69	$0.83
2004	$8.70	$3.11	$8.65	$2.60
2005	$3.56	$1.45	$3.49	$1.41
2006	$2.74	$1.20	$2.22	$1.41
2007	$2.97	$1.72	$2.87	$1.74

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

Quarterly Stock Information

          The following table sets forth, for each of the financial quarters in the two most recent financial years and subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*

	High	Low	High	Low

2006
First Quarter	$1.91	$1.55	$1.82	$1.48
Second Quarter	$2.34	$1.20	$2.17	$1.55
Third Quarter	$2.74	$1.50	$2.14	$1.41
Fourth Quarter	$2.50	$1.71	$2.22	$1.64

2007
First Quarter	$3.00	$2.16	$2.87	$2.35
Second Quarter	$3.47	$2.21	$2.45	$2.29
Third Quarter	$2.88	$1.75	$2.38	$1.88
Fourth Quarter	$2.36	$1.85	$2.09	$1.74

2008
First Quarter	$1.53	$2.05	$1.96	$1.57

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

Monthly Stock Information

          The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*

	High	Low	High	Low

November 2007	$2.26	$1.86	$2.00	$1.96
December 2007	$2.07	$1.85	$2.01	$1.74
January 2008	$2.05	$1.53	$1.95	$1.57
February 2008	$1.97	$1.68	$1.97	$1.68
March 2008	$2.00	$1.66	$1.82	$1.75
April 2008	$1.94	$1.53	$1.58	$1.53

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B.      PLAN OF DISTRIBUTION

          Not applicable.

C.      MARKETS

          Our ordinary shares have traded on the NASDAQ Global Market (under the symbol “MGIC”) since our initial public offering on August 16, 1991. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

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

Purposes and Objects of the Company

          We are a public company registered with the Israeli Companies Registry as Magic Software Enterprises Ltd., registration number 52-003674-0. Section 2 of our memorandum of association provides that we were established for the purpose of engaging in all fields of the computer business and in any other lawful activity permissible under Israeli law.

The Powers of the Directors

          Under the provisions of the Israel Companies Law and our articles of association, subject to specified exceptions, a director cannot participate in a meeting nor vote on a proposal, arrangement or contract in which he or she is materially interested. In addition, our directors cannot vote compensation to themselves or any members of their body without the approval of our audit committee and our shareholders at a general meeting. See “Item 6C. Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

          Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Formula Systems (1985) Ltd., which beneficially owns approximately 53.3% of our ordinary shares, is likely to be able to elect all of our directors other than our outside directors. See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.” For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

Annual and Extraordinary Meetings

          Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.”With respect to “special general meetings notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information - Memorandum and Articles of Association - Rights Attached to Shares - Voting Rights.”

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

C.      MATERIAL CONTRACTS

          In December 30, 2007, we entered into a stock purchase agreement with Fortissimo Capital Fund GP LP, to sell our wholly-owned subsidiary, AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million. $1 million of the proceeds was paid in December 2007 and $16 million in the beginning of 2008. In addition, as part of the transaction, we entered into a three years license agreement with AAOD according to which AAOD will continue to resell our products in consideration for $3 million paid in equal payments over three years starting in 2008.

          While we have numerous contracts with customers, resellers and distributors we do not deem any such individual contract to be material.

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

General Corporate Tax Structure

          Israeli companies were generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax was reduced to a rate of 27% in 2008 and will be further reduced to 26% in 2009 and 25% in 2010 and thereafter.

          However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

          Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is generally measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

          The Law for the Encouragement of Capital Investment, 1959, or the Investment Law, provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an “approved enterprise.” To obtain “approved enterprise” status, an application to the Investment Center of the Ministry of Industry and Trade, or the Investment Center, needs to be submitted. Each instrument of approval for an approved enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

          The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. As explained below, following the amendment of the Investment Law which became effective on April 1, 2005, companies may receive tax benefits under the law without applying for an approved enterprise status.

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

          Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is generated by an approved enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the approved enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to payment of corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. If we are also deemed to be a “Foreign Investors’ Company,” or “FIC,” and if the FIC (the definition of which appears below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our approved enterprises during the tax exemption period may be taxed at a lower rate.

          Since we have elected the Alternative Benefits package, we are not obliged to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our approved enterprise programs and not to distribute the income as a dividend.

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

Tax Benefits under an Amendment that Became Effective on April 1, 2005

          On April 1, 2005, an amendment to the Investment Law became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the April 2005 amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.

          Under the April 2005 amendment, “approved enterprise” status will continue to be granted by the Investment Center to qualifying investments. However, the amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of the approved enterprise’s income will be derived from export.

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

          Tax benefits are available under the April 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a “benefited enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

          The extent of the tax benefits available under the April 2005 amendment to qualifying income of a benefited enterprise are determined by the geographic location of the benefited enterprise. The location will also determine the period for which tax benefits are available.

          Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an approved enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source). The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified “FIC” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

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

Law for the Encouragement of Industry (Taxes), 1969

          The following preferred corporate tax benefits, among others, are available to Industrial Corporations, which may be applicable to us:

•	Amortization of purchases of know-how and patents over eight years for tax purposes.

•	Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

•

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

•	Accelerated depreciation rates on equipment and buildings.

Special Provisions Relating to Taxation Under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is highly complex. The features that are material to us can be described as follows:

•

When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

•	If the depreciated cost of a company’s fixed assets exceeds its equity, the product of the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the Israeli consumer price index.

          A recent amendment repealing most of the provisions of the Inflationary Adjustments Law became effective on January 1, 2008. As a result, the above provisions will only be applicable to the determination of our taxable income in fiscal year 2007.

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

          According to the 2006 Tax Reform, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares.

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

          Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the TASE and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

          Dividends paid from income derived from our approved enterprise or benefited enterprise are subject to tax, which is withheld at the source at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Taxation of Non-Israeli Residents

          Under Israeli tax law, a distribution of dividends from income attributable to an approved enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (but the 12-year limitation does not apply to a Foreign Investors’ Company). Any distribution of dividends from income that is not attributable to an approved enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.

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

          This summary does not address the effect of any U.S. federal taxation other than U.S. federal income and gift and estate taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

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

Taxation of Dividends

          The gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

          Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for United States foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Disposition of Ordinary Shares

          If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading “Passive Foreign Investment Companies,” such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will be generally allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

          If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund”, or a QEF election, or to “mark-to-market” your ordinary shares, as described below,

•

you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•

the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

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

          Alternatively, assuming the ordinary shares qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss, except that in a year that we are not considered a PFIC, a gain or loss will be treated as capital gain or loss.

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

F.      DIVIDEND AND PAYING AGENTS

          Not applicable.

G.      STATEMENT BY EXPERTS

          Not applicable.

H.      DOCUMENTS ON DISPLAY

          We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the Securities and Exchange Commission.

          As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. However, we distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm, and we file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

          Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

          We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

          Our management, including our chief executive officer and chief financial officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the our receipts and expenditures are being made only in accordance with appropriate authorizations; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

          Our management assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this annual report. Their assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our management concluded that as of December 31, 2007 the company’s internal control over financial reporting was effective.

          This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial report. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

          There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our board of directors has determined that Mr. Elan Penn, an outside director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

	Year Ended December 31,

Services Rendered	2006	2007

Audit (1)	$142,000	$161,000
Audit-related (2)	-	$10,000
Tax (3)	$18,000	$27,000
Other (4)	$7,000	$18,000

Total	$167,000	$216,000

(1)

Audit fees relate to services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Audit related fees relate to the sale of AAOD.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(4)	Other fees relate mainly to strategic consulting services.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

          Not applicable.

ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

          Neither we nor any affiliated purchaser has purchased any of our securities during 2007.

PART III

ITEM 17.	FINANCIAL STATEMENTS

          Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3–F- 4

Consolidated Statements of Operations	F-5

Statements of Changes in Shareholders’ Equity	F-6

Consolidated Statements of Cash Flows	F-7–F-8

Notes to Consolidated Financial Statements	F-9–F-44

Appendix A – Details of Subsidiaries and Affiliated Company	F-45

Reports of Independent Auditors with Respect to Subsidiaries	F- 46-F-52

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

3.1	Memorandum of Association of the Registrant[1]

3.2	Articles of Association of the Registrant[2]

2.1	Specimen of Ordinary Share Certificate[3]

4.1	1991 Employee Stock Option Plan, as amended[4]

4.2	2000 Employee Stock Option Plan[5]

4.3	2007 Incentive Compensation Plan.

4.4	Form of Stock Purchase Agreement with Fortissimo Capital Fund GP LP

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)

15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)

15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)

15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)

15.6	Consent of Mária Négyessy, Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)

15.7	Consent of Federico Pozzi, Registered Auditors (relating to Magic Italy Srl.)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

          We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 18% and 19% as of December 31, 2006 and 2007, respectively, and total revenues of 18%, 33% and 29% for each of the three years in the period ended December 31, 2007 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2006 and 2007, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

          As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted FASB interpretation No. 48 “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB No. 109”, effective January 1, 2007. As discussed in Note 2 to the consolidated financial statements, the Company adopted the provision of Statement of Financial Accounting Standard No. 123(R), “Share-Based Payment”.

          As discussed in Note 2 to the consolidated financial statements, on December 31, 2007, the Company initially applied the provisions of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”, and recorded a cumulative effect adjustment to beginning accumulated deficit at January 1, 2006 and adjustments to property and equipment as of December 31, 2005.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
May 15, 2008	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2006	2007

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$6,935	$12,178
Short-term bank deposits	69	89
Marketable securities (Note 3)	4,649	4,090
Trade receivables (net of allowance for doubtful accounts of $1836 and $1,829 at December 31, 2006 and 2007, respectively)	10,797	12,941
Other accounts receivable and prepaid expenses (Note 4)	2,437	2,010
Receivables from a sale of subsidiary (Note 2b)	-	16,000
Current assets of discontinued operations (Note 18)	10,096	41

Total current assets	34,983	47,349

LONG-TERM INVESTMENTS:
Long-term lease deposits	522	472
Investments in an affiliated company	213	127
Severance pay fund	2,176	1,925

Total long-term investments	2,911	2,524

PROPERTY AND EQUIPMENT, NET (Note 5)	6,049	5,758

OTHER INTANGIBLE ASSETS, NET (Note 6)	10,270	10,681

GOODWILL (Note 7)	15,693	15,986

	$69,906	$82,298

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2006	2007

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 8)	$4,514	$3,621
Trade payables	3,053	2,999
Accrued expenses and other accounts payable (Note 9)	6,623	9,169
Deferred Revenues	1,693	2,314
Current liabilities of discontinued operations (Note 18)	3,516	503

Total current liabilities	19,399	18,606

ACCRUED SEVERANCE PAY	2,499	2,316

LONG-TERM LOANS (Note 10)	233	132

MINORITY INTEREST	131	-

COMMITMENTS AND CONTINGENTIES (Note 15)

SHAREHOLDERS’ EQUITY (Note 12):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value at December 31, 2006 and 2007; Issued: 32,599,213 and 32,794,939 shares at December 31, 2006 and 2007, respectively; Outstanding: 31,323,845 and 31,542,050 shares at December 31, 2006 and 2007, respectively	834	838
Additional paid-in capital	106,375	107,052
Accumulated other comprehensive loss	(1,337)	(1,026)
Treasury shares, at cost: 1,275,368 Ordinary shares at December 31, 2006 and 2007.	(6,772)	(6,772)
Accumulated deficit	(51,456)	(38,848)

Total shareholders’ equity	47,644	61,244

	$69,906	$82,298

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2005	2006	2007

Revenues (Note 13):
Software	$21,503	$18,788	$17,707
Maintenance and technical support	11,238	11,531	12,605
Consulting services	19,095	22,252	28,116

Total revenues	51,836	52,571	58,428

Cost of revenues:
Software	6,965	5,433	4,557
Maintenance and technical support	2,179	2,873	1,602
Consulting services	14,123	16,862	21,181

Total cost of revenues	23,267	25,168	27,340

Gross profit	28,569	27,403	31,088

Operating costs and expenses:
Research and development, net (Note 14a)	2,413	2,462	2,716
Selling and marketing	17,197	15,712	15,558
General and administrative	14,510	13,784	11,532
Restructuring and Impairment (Note 1e)	-	2,157	-

Total operating expenses, net	34,120	34,115	29,806

Operating income (loss)	(5,551)	(6,712)	1,282
Financial income (expenses), net (Note 14b)	(809)	332	161
Other income, net	-	278	170

Income (loss) before taxes on income	(6,360)	(6,102)	1,613
Taxes on income (Note 11)	462	310	362

	(6,822)	(6,412)	1,251
Equity in earnings (losses) of affiliates	19	15	(86)
Minority interest in losses (earnings) of subsidiaries	(8)	71	(22)

Net income (loss) from continued operation	$(6,811)	$(6,326)	$1,143

Net income from discontinued operation (Note 18)	2,204	1,320	11,465

Net income (loss)	$(4,607)	$(5,006)	$12,608

Income (loss) per share (Note 16)
Basic:
Income (loss) from continuing operations	$(0.22)	$(0.20)	$0.04
Income from discontinued operations	$0.07	$0.04	$0.36

Net income (loss) per share	$(0.15)	$(0.16)	$0.40

Diluted:
Income (loss) from continuing operations	$(0.22)	$(0.20)	$0.04
Income from discontinued operations	$0.07	$0.04	$0.35

Net income (loss) per share	$(0.15)	$(0.16)	$0.39

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital (Number)	Share capital (Amount)	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares at cost	Accumulated deficit	Comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2005	31,180,275	827	105,992	306	(5,875)	(41,703)		59,547

Other comprehensive loss:
Realized losses from available-for-sale securities	-	-	-	36	-	-		36
Foreign currency translation adjustments	-	-	-	(1,578)	-	-	$(1,578)	(1,578)
Unrealized losses from available-for-sale securities	-	-	-	(278)	-	-	(278)	(278)
Net loss	-	-	-	-	-	(4,607)	(4,607)	(4,607)

Total comprehensive loss							$(6,463)

Exercise of stock options	80,604	2	80	-	-	-		82
Purchase of Treasury shares	(190,380)	-	-	-	(897)	-		(897)

Balance as of December 31, 2005	31,070,499	829	106,072	(1,514)	(6,772)	(46,310)		52,305
Effect of SAB 108						(140)		(140)

						(46,450)		52,165
Stock based compensation expenses	-		27					27
Realized losses from available-for-sale securities	-	-	-	5	-	-		5
Other comprehensive loss:
Foreign currency translation adjustments	-	-	-	22	-	-	22	22
Unrealized gain from available-for-sale securities	-	-	-	150	-	-	150	150
Net loss	-	-	-	-	-	(5,006)	(5,006)	(5,006)

Total comprehensive loss							$(4,834)

Exercise of stock options	253,346	5	276	-	-	-		281

Balance as of December 31, 2006	31,323,845	834	106,375	(1,337)	(6,772)	(51,456)		47,644

Stock based compensation expenses	-	-	434	-	-	-		434
Realized gain from available-for-sale securities	-	-	-	2	-	-		2
Other comprehensive loss:	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	673	-	-	673	673
Cumulative effect of changes in accounting for uncertainties in income taxes (FIN 48)	-	-	-	(530)	-	-	(530)	(530)
Unrealized gain from available-for-sale securities	-	-	-	166	-	-	166	166
Net income	-	-	-	-	-	12,608	12,608	12,608

Total comprehensive income							$12,917

Exercise of stock options	218,205	4	243	-	-	-		247

Balance as of December 31, 2007	31,542,050	$838	$107,052	$(1,026)	$(6,772)	$(38,848)		$61,244

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from operating activities:

Net income (loss)	$(4,607)	$(5,006)	$12,608
Less: Net income from discontinued operation	(2,204)	(1,320)	(11,465)

Net income (loss) from continuing operation	(6,811)	(6,326)	1,143

Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	4,542	5,182	3,798
Equity in losses (earnings) of affiliates	(19)	(15)	86
Minority interest in earnings (losses) of subsidiaries	8	(71)	22
Accrued severance pay, net	(30)	(69)	68
Loss (gain) on sale of property and equipment	16	56	(7)
Stock-based compensation expenses	-	27	434
Amortization of premiums and accrued interest on marketable securities, net	67	55	57
Loss (gain) on sale of marketable securities	68	10	(8)
Gain on sale of subsidiary’s operation	-	(278)	(170)
Impairment of intangible asset	-	309	-
Decrease (increase) in trade receivables	3,191	2,852	(102)
Decrease (increase) in other accounts receivable and prepaid expenses	(174)	1,537	1,253
Increase (decrease) in trade payables	614	(77)	(599)
Increase (decrease) in accrued expenses and other accounts payable	(1,020)	856	2,620
Increase (decrease) in deferred revenues	428	(610)	621

Net cash provided by operating activities from continuing operation	880	3,438	9,216

Net cash provided (used) by operating activities from discontinued operation	4,716	393	(1,656)
Net cash provided by operating activities	5,597	3,831	7,560

Cash flows from investing activities:

Capitalized software development costs	(3,909)	(3,482)	(3,027)
Purchase of property and equipment	(1,044)	(961)	(769)
Proceeds from sale of subsidiary’s operation	-	900	170
Proceeds from sale of property and equipment	18	97	74
Proceeds from sale of marketable securities	664	226	680
Purchase of marketable securities	(199)	(408)	-
Change in short-term and long-term deposits	(599)	477	30

Net cash used in investing activities from continuing operation	(5,069)	(3,151)	(2,842)

Net cash provided (used) by investing activities from discontinued operation	(79)	(2,034)	451

Net cash used in investing activities	(5,148)	(5,185)	(2,391)

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2005	2006	2007

Cash flows from financing activities:

Proceeds from exercise of stock options and warrants	$82	$281	$247
Purchase of Treasury shares	(897)	-	-
Short-term credit, net	1,979	334	(906)
Repayment of long-term loan	(46)	(122)	(111)
Proceeds from long-term loans	164	185	14

Net cash provided by (used in) financing activities from continuing operation	1,282	678	(756)

Net cash used in financing activities from discontinued operation	(517)	(6)	-
Net cash provided by (used in) financing activities	765	672	(756)
Effect of exchange rate changes on cash and cash equivalents from continuing operation	322	(272)	(375)

Increase (decrease) in cash and cash equivalents from continuing operation	(2,585)	693	5,243
Cash and cash equivalents from continuing operation at the beginning of the year	5,759	5,424	6,935

Cash and cash equivalents from continuing operation at end of the year	$5,424	$6,935	$12,178

Non-cash activities related to discontinued operation:

Receivables from a sale of subsidiary (see Note 1b)	$-	$-	$16,000

Supplemental disclosure of cash flow activities:

Net cash paid during the year for:

Income taxes	$424	$433	$238

Interest	$102	$265	$503

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

a.

Magic Software Enterprises Ltd. (the “Company”), an Israeli corporation, and its subsidiaries (“the Group”) develops, markets and supports software development and deployment technology (“the Magic technology”) and applications developed using this Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Company and its subsidiaries are Europe, U.S., Japan and Israel, (see Note 13).

As for information about the Company’s holdings in subsidiaries and affiliated company, see Page 45.

b.

During 2004, in consideration of $1,240, the Company purchased an additional 20.96% equity interest in Advanced Answer on Demand Holdings Corp. (“AAOD”), a private Florida based company that provides integrated software solutions for the long-term healthcare industry. As a result, the Company’s interest in AAOD’s share capital increased to 83.89%.

In February 2006, in consideration of $1,910, the Company purchased an additional 16.11% equity interest in AAOD. As a result, the Company’s interest in AAOD’s share capital increased to 100%. The purchase price was allocated, as follows:

Customer relations *)	$314
Acquired technology*)	216
Goodwill	990
Minority interest	390

Total net assets acquired	$1,910

*)	The customer relations and acquired technology are amortized on a straight-line basis over a period of five years.

On December 30, 2007 the Company sold 100% of its holding in AAOD, in consideration of $17,000, out of which an amount of $1,000 was received in December 2007 and an additional amount of $16,000 was received in March 2008. As a result of the sale, the Company recorded a net gain of approximately $9,300.

AAOD’s results have been classified as discontinued operations for all presented periods (see also Note 18).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

According to SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the Company met the criteria for reporting discontinued operations and therefore the 2007 results of operations of the business and the gain on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

c.

In 2007, the Company has decided to liquidate its Italian subsidiary. Due to this, Magic Software Enterprises Italy S.r.l’s (“Magic Italy”) results have been classified as discontinued operations for all presented periods according to FASB 144 and EITF 03-13

	d.	During 2004, the Company purchased an additional equity interest of 12.5% from the minority in CarPro Systems Ltd., (“CarPro”) bringing its holding to 87.5%, in consideration of $96.

During 2005, the Company invested an additional amount of approximately $214 in CarPro equity, bringing its holding to 90.48%.

On December 7, 2006, the Company has recorded a net gain of $278 relating to the sale of CarPro’s assets and liabilities, including the intellectual property (the RentPro and LeasePro software) and its customer base, to its distributor CarPro Systems International B.V. (the “Buyer”),. Additionally, Magic Software Enterprises sold to the buyer a substantial number of licenses for Magic Software’s products for continued use in the ongoing maintenance and enhancement of the CarPro software products. The combined sales price is $1,750 to be paid over a period of five years. The Company recognizes the consideration from the sale of CarPro’s operations on a cash basis and net of related expenses (including goodwill and other intangible assets write-offs). Due to immateriality, CarPro’s results were not classified as discontinued operations.

e.

On August 16, 2006, Magic’s board of directors approved a comprehensive global Restructuring plan (the “Plan”). The Plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination. In accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) the Company recorded $1,365 related to one-time termination benefits provided to terminated employees in 2006. As of December 31, 2006, all termination benefits were paid and substantially all terminated employees no longer provide services to the Company. In addition, during 2006, the Company wrote- off certain intangible assets related to the restructuring plan and incurred other exit costs in the amounts of $309 and $483, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”), applied on a consistent basis, as follows:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Financial statements in United States dollars

A substantial portion of the revenues of the Company and certain of its subsidiaries is generated in U.S. dollars (“dollar”). In addition, a substantial portion of the Company’s costs is incurred in dollars. The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with SFAS No. 52, “Foreign Currency Translation” (“SFAS No. 52”). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries and of certain entities that are reported using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of operation amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Intercompany balances and transactions including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Cash and cash equivalents:

Cash and Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Short-term deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year which presented at cost, including accrued interest. The deposits for the year ended December 31, 2006 are in U.S. dollars and in New Israeli Shekels and bear interest at an average annual rate of 4.94%. The deposits for the year ended December 31, 2007 are in Japanese YEN and bear interest at an average annual rate of 0.03%.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable securities

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as available - for - sale and reported at fair value.

Debt securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net.

FASB Staff Position (“FSP”) No. 115-1/124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1/124-1”) provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. If, after consideration of all available evidence to evaluate the realizable value of its investment, impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment’s cost and its fair value. FSP 115-1/124-1 nullifies certain provisions of Emerging Issues Task Force (“EITF”) Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”) while retaining the disclosure requirements of EITF 03-1 which the Company adopted in 2003.

According to the Staff Accounting Bulletin No. 59 (“SAB 59”), management is required to evaluate each period whether the impairment of value for securities is other than temporary. The Company’s policy in evaluating the fair value of its investments in marketable securities is based on the following factors: (i) whether there is a significant impairment of value of the securities suspected to be other than temporary, (ii) the ability to hold the security until recovery and (iii) the intention to hold the security until recovery. If the Company determines that a decline in market value is other than temporary, then a charge to earnings is recorded in financial income (expense), net in the accompanying consolidated statements of operations for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

Inventories

Inventories consist of software packaging, discs, printed materials, hardware devices and third party licenses, and are stated at the lower of cost or market value. Cost is determined by the “first-in, first-out” method.

Inventory write-offs are provided to cover risks arising from slow-moving items, technological obsolescence, excess inventories, and for market prices lower than cost. In 2005, the Company wrote off approximately $100 of slow-moving inventory of license, recorded under the cost of revenue. In 2006, the Company wrote off approximately $237 of slow-moving inventory of license, which was not part of the core business of the Company, related to the reorganization plan which was approved by the Company’s management and Board of Directors during the third quarter of 2006. No write offs were recorded in 2007.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Investments in affiliated companies

In these financial statements, affiliated companies are companies held to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in affiliated companies is accounted for by the equity method, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Profits on inter-company sales, not realized outside the Group, were eliminated.

Management periodically reviews the carrying value of the investments. If this review indicates that the cost is not recoverable, the carrying value is reduced to its estimated fair value. As of December 31, 2005, 2006 and 2007, no impairment indicators have been identified.

Property and equipment net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Buildings	25
Computers and peripheral equipment	3
Office furniture and equipment	7 – 15 (mainly 7)
Motor vehicles	7
Software for internal use	3
Leasehold improvements	Over the shorter of the lease term or useful economic life

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2007 and 2005, no impairment indicators have been identified. For the year 2006 see Note 1e.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is required to test its other intangible assets for impairment whenever events or circumstances indicate that the value of the assets may be impaired in accordance with SFAS No. 144. Factors that the Company considers being important, which could trigger impairment include: significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of the Company’s use of the acquired assets or the strategy for the Company’s overall business; significant negative industry or economic trends; significant decline in the Company’s stock price for a sustained period; and significant decline in the Company’s market capitalization relative to net book value.

Where events or circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company will recognize an impairment loss. Such impairment loss is measured by comparing the fair value of the assets with their carrying value. The determination of the value of such intangible assets requires the Company to make assumptions regarding future business conditions and operating results in order to estimate future cash flows and other factors to determine the fair value of the respective assets.

The Company assessed the carrying value of the remaining intangible assets based on the future expected cash flow from these assets at year ends. As of December 31 2005 and 2007 there was no impairment. During the year 2006, as part of the Restructuring plan the Company wrote- off certain intangible assets related to the restructuring plan in the amount of $309.

Goodwill

Goodwill is measured as the excess of the cost of an acquired company over the sum of the amounts assigned to tangible and identifiable intangible assets acquired less liabilities assumed. Goodwill is not amortized, but rather reviewed for impairment at least annually in accordance with the provisions of SFAS No. 142. The goodwill impairment test under SFAS No. 142 involves a two-step approach. Under the first step, the Company determines the fair value of each reporting unit to which goodwill has been assigned.

The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the fair value exceeds the carrying value, no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge. The Company has elected to perform its analysis of goodwill at December of each year.

As of December 31, 2007 the Company has two reporting units. Since the fair value of the reporting units exceeded their carrying amount, no impairment losses were identified in 2007, 2006 or 2005.”

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

To date, the Company has derived its revenues from licensing the rights to use its software, maintenance and technical support and providing professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for its software sales in accordance with Statement of Position No. 97-2, “Software Revenue Recognition,” as amended (“SOP No. 97-2”) when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectibility is probable.

With regard to software arrangements involving multiple elements such as software product and maintenance and support, the Company has adopted Statement of Position No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions” (“SOP No. 98-9”). According to SOP No. 98-9, revenues should be allocated to the different elements in the arrangement under the “residual method’’ when Vendor Specific Objective Evidence (“VSOE”) of fair value exists for all undelivered elements and no VSOE exists for the delivered elements. Under the residual method, at the outset of the arrangement with the customer, the Company defers revenue for the fair value of its undelivered elements (maintenance and support) and recognizes revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (software product) when the basic criteria in SOP No. 97-2 have been met. Any discount in the arrangement is allocated to the delivered element. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement. The VSOE of fair value of the undelivered elements (maintenance and support) is determined based on the price charged for the undelivered element when sold separately. The Company uses the residual method in accordance with SOP 97-2.

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

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting based on Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. As of December 31, 2005, 2006 and 2007, no such estimated losses were identified.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

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

Research and development costs

The Group accounts for costs of computer software developed or obtained for internal use in accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (“SOP No. 98-1”). The SOP requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.

SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, (“SFAS No. 86”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company and its subsidiaries product development process, technological feasibility is established upon completion of a detailed program design and working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Significant costs incurred by the Company and its subsidiaries between completion of the detailed program design and a working model, and the point at which the product is ready for general release, have been capitalized.

Capitalized software costs are amortized by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2005, 2006 and 2007, no impairment losses have been identified.

Severance pay

The Company’s and some of its subsidiaries’ liability for severance pay, with respect to their Israeli employees, is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Some subsidiaries agreements with employees, specifically state, in accordance with section 14 of the Severance Pay Law -1963, that the Company’s contributions for severance pay shall be instead of severance compensation and that upon release of the policy to the employee, no additional calculations shall be conducted between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, for companies which have signed section 14, related obligation and amounts deposits on behalf of such obligation, are not stated on the balance sheet, as they are legally released from obligation to employees once the deposit amounts have been paid.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expenses for the years ended December 31, 2005, 2006 and 2007 amounted to approximately $453, $463 and $617, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2005, 2006 and 2007 were $119, $87 and $305, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

In September 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. This interpretation is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48, on January 1, 2007, resulted in a change to the Company’s retained earning in the amount of $530. The total amount of gross unrecognized tax benefits as of December 31, 2007 was $50.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Treasury shares

The Company repurchases its Ordinary shares from time to time in the open market and holds such shares as Treasury shares. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity. As of December 31, 2007, the Company did not sell any of the shares.

Basic and diluted net earnings (loss) per share

Basic net earnings (net loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (net loss) per share because such securities are anti-dilutive for 2005, 2006 and 2007. The total weighted average number of shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (net loss) per share was 1,298,186, 883,884 and 1,635,685 for the years ended December 31, 2005, 2006 and 2007, respectively.

Accounting for stock-based compensation

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”) which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made to employees and directors. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), for periods beginning in fiscal 2006. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 (“SAB 107”) relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated income statement. Prior to the adoption of SFAS 123(R), the Company accounted for equity-based awards to employees and directors using the intrinsic value method in accordance with APB 25 as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).

The Company adopted SFAS 123(R) using the modified prospective transition method, which requires the application of the accounting standard starting from January 1, 2006, the first day of the Company’s fiscal year 2006. Under that transition method, since all the unvested options had been accelerated prior to the adoption of statement 123(R), (see note 12), compensation cost recognized in the years ended December 31, 2006 and 2007, includes compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of Statement 123(R). Results for prior periods have not been restated.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

As a result of adopting SFAS 123(R) on January 1, 2006, the Company’s income before income taxes and net income for the years ended December 31, 2006 is $27 lower than if it had continued to account for stock-based compensation under APB 25.

The Company used the Black-Scholes option-pricing model through December 31, 2006 and the Cox, Ross and Rubinstein’s Binomial model (“the Binomial model”) for options granted thereafter, excluding a grant to a consultant of the Company that was calculated in 2006 based on the Black-Scholes option-pricing model and was granted in 2007. The impact on the basic and diluted net income per share for the grant to the consultant had the Company changed to account for share-based compensation using the Binomial model option pricing model is not significant.

The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, and the expected option term. Expected volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has not paid any cash dividend since 2003, and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term.

The Binomial model for option pricing requires a number of assumptions, of which the most significant are, the suboptimal exercise factor, and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. The expected life of employee stock options is a derived output of this assumption from the Binomial model. The weighted average expected life of employee stock options that was granted in 2007 is approximately 58 months. Expected volatility based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The expected volatilities for the employee stock options that were granted in 2007 are in a range of 51% - 73%.

For these reasons, the Company believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

The fair value for the Company’s stock options granted to employees and directors was estimated using the following weighted-average assumptions:

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In the Black-Scholes options pricing Model for the years:

	2005	2006

Dividend yield	0%	0%
Expected volatility	80%	64%
Risk-free interest rate	3.9%	4.7%
Expected forfeiture (employees)	-	11%
Expected life (in years)	5 years	5 years
Contractual term of up to	10 years	10 years

In the Binomial Model for the year:

2007

Dividend yield	0%
Expected volatility	51%-73%
Risk-free interest rate	3.46%-5.05%
Expected forfeiture (employees)	11%
Expected forfeiture (executives)	8%
Contractual term of up to	10 years
Suboptimal exercise multiple (employees)	2.48
Suboptimal exercise multiple (executives)	3

During the years ended December 31, 2006 and 2007, the Company recognized stock-based compensation expense related to employee stock options in the amount of $27 and $434 respectively, as follows:

	Year ended December 31,

	2006	2007

Cost of revenue	$-	$35
Research and development	-	47
Selling and marketing	-	132
General and administrative	27	220

Total Stock-based compensation expense	$27	$434

As of December 31, 2007, the total unrecognized estimated compensation costs related to non-vested stock options granted prior to that date was $1,336, which is expected to be recognized over a period of up to 5 years. The Company recorded cash received from the exercise of stock options of $247.

The Company accounts for stock option and warrant grants issued to non-employee using the guidance of SFAS No. 123(R), “Accounting for Stock-Based Compensation” and EITF No. 96-18: “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” whereby the fair value of such option and warrant grants is determined using the Black-Scholes model at the earlier of the date at which the non-employee’s performance is completed or a performance commitment is reached.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

The Pro-forma table below illustrates the effect of the Company’s stock based compensation expense on net income and basic and diluted earnings per share for 2005, had the Company applied the fair value recognition provisions of SFAS 123:

Year ended December 31, 2005

Net loss - as reported	$4,607
Add: stock-based compensation expense recognized under APB 25	-
Deduct: stock-based compensation expense determined under fair value method for all awards	2,599

Pro forma net loss:	$7,206

Net loss per share:

Basic and diluted loss per share, as reported	$0.15

Pro forma basic and diluted loss per share	$0.23

For purpose of pro-forma disclosures, stock based compensation is amortized over the vesting period using the interest method. Pro-forma compensation expense under SFAS 123, among other computational differences, does not consider potential pre-vesting forfeitures. Because of these differences, the pro-forma stock based compensation expense presented above for the prior year ended December 31, 2005 under SFAS 123 and the stock based compensation expense recognized during the years ended December 31, 2006 and 2007 under SFAS 123(R) are not directly comparable.

Concentrations of credit risk

Financial instruments which potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, marketable securities and trade receivables.

The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide, however, such cash and cash equivalents in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments.

The Company’s marketable securities include investments in debentures of corporations, foreign banks, governments and commercial debentures. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the U.S., Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. Moreover, in some of the subsidiaries there is an additional general allowance (based on a percentage of accounts receivables or revenue) which depends on the nature of the local market and local law requirements. The doubtful accounts expenses for the years ended December 31, 2005, 2006 and 2007 were $1,212, $607 and $255, respectively.

Derivative instruments

Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value.

For those derivative instruments that are designated and qualify as hedging instruments, the Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change.

All other derivatives which do not qualify for hedge accounting under FAS 133, are recognized on the balance sheet at their fair value, with changes in the fair value carried to the statements of income included in the financial expenses.

During 2006 and 2007, respectively, the Company recorded a net income of $6 and a net loss of $89 related to forward transactions.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

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

Impact of recently issued Accounting Standards:

In December 2007, the FASB issued SFAS 141(R), Business Combinations. This Statement replaces SFAS 141, Business Combinations, and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)’s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer. SFAS 141(R) amends SFAS No. 109, Accounting for Income Taxes, to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things, provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the Company does not expect the adoption of SFAS 141(R) will have any impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS 160 amends Accounting Research Bulletin 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 will have significant impact on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (CONT.)

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements”, or SFAS 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements and, accordingly, does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities, as well as for any other assets and liabilities that are carried at fair value on a recurring basis, and should be applied prospectively. The adoption of the provisions of SFAS 157 related to financial assets and liabilities and other assets and liabilities that are carried at fair value on a recurring basis, is not anticipated to materially impact the Company’s consolidated financial position and results of operations. In February 2008, the FASB issued FASB STAFF POSITION FAS 157-2 (FSP FAS 157-2), which provided for a one-year deferral of the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a non-recurring basis. The Company is currently evaluating the impact of adopting the provisions of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. SFAS No. 159 requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for financial statements issued for the fiscal year beginning after November 15, 2007 and the interim periods thereafter, although earlier adoption is permitted. The Company does not expect the adoption will have a material effect on its consolidated financial statements.

NOTE 3:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which are classified as available-for-sale. The following is a summary of marketable debt securities:

	December 31,

	2006				2007

	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Governmental debentures	$1,641	$(18)	$3	$1,626	$1,216	$(1)	$59	$1,274
Commercial debentures	2,842	(56)	7	2,793	2,540	(16)	90	2,614
Equity funds	249	(19)	-	230	249	(47)	-	202

Total available-for-sale marketable securities	$4,732	$(93)	$10	$4,649	$4,005	$(64)	$149	$4,090

During 2006 and 2007, the Company recorded proceeds from sales of marketable securities in the amount of $ 226 and $680, respectively and related losses of $10 and $8, respectively, in financial income, net.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3:-	MARKETABLE SECURITIES (Cont.)

The amortized costs of available-for-sale debt securities at December 31, 2007, by contractual maturities, are shown below:

		Unrealized gains (losses)

	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$670	$-	$(48)	$622
Due between one year to five years	2,731	111	(16)	2,826
Due in more than five years	604	38	-	642

	$4,005	$149	$(64)	$4,090

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The unrealized losses on the available-for-sale marketable securities are due to temporary changes in interest rates and not in issuers’ liquidity. It is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the partial recovery in the securities’ market value after the balance sheet date and the ability and intent of the Company to hold these investments until recovery, the debentures were not considered to be other than temporarily impaired at December 31, 2007.

NOTE 4:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2006	2007

Short-term deposits and other accounts receivable	$696	$641
Prepaid expenses	1,050	798
Government authorities	634	488
Employee loans	57	53
Related party receivables	-	30

	$2,437	$2,010

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 5:-	PROPERTY AND EQUIPMENT

	December 31,

	2006	2007

Cost:
Buildings and leasehold improvements	$6,564	$6,665
Computers and peripheral equipment	9,618	9,861
Office furniture and equipment	2,882	3,083
Motor vehicles	250	196
Software for internal use	2,017	2,264

	21,331	22,069

Accumulated depreciation:
Buildings and leasehold improvements	2,447	2,943
Computers and peripheral equipment	9,006	9,113
Office furniture and equipment	2,269	2,508
Motor vehicles	150	132
Software for internal use	1,410	1,615

	15,282	16,311

Depreciated cost	$6,049	$5,758

Depreciation expenses amounted to $1,340, $1,232 and $1,090 for the years ended December 31, 2005, 2006 and 2007, respectively. As for charges, see Note 15c.

NOTE 6:-	OTHER INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,

	2006	2007

Original amounts:
Capitalized software costs	$31,830	$34,692
Acquired technology and other	1,488	1,593

	33,318	36,285

Accumulated amortization:
Capitalized software costs	21,816	24,087
Acquired technology and other	1,232	1,517

	23,048	25,604

Amortized cost	$10,270	$10,681

b.	Amortization expenses amounted to $3,187, $3,965 and $ 2,708 for the years ended December 31, 2005, 2006 and 2007, respectively.

c.	Estimated acquired technology and other intangible assets amortization expenses for the year ended December 31, 2008, are $76.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 7:-	GOODWILL

The changes in the carrying amount of goodwill for the two years ended December 31, 2007 are as follows:

Balance as of December 31, 2005	$15,823
Foreign currency translation adjustments	30
Sale of Subsidiary’s operations (see note 1b)	(160)

Balance as of December 31, 2006	15,693
Foreign currency translation adjustments	293

Balance as of December 31, 2007	$15,986

NOTE 8:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

a.	Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,

	2006	2007	2006	2007

	%

Short-term bank loans:
In, or linked to, U.S. dollars	-	6.48	$-	$1,250
In, or linked to, Euro	5.5	5.63	3,184	1,479
In other currencies	2.13-6.75	5.25	975	705

			4,159	3,434

Short-term bank credit:
In other currencies	-	-	111	-

			111	-

Short-term credit (1):
In, or linked to, U.S. dollar	5.6-6.6	6.11-6.64	185	117

			185	117

Current maturities of long-term loans			59	70

			$4,514	$3,621

(1)	Financing arrangement in regard to the ERP system.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 8:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

b.	Contractual restrictions and financial covenants:

For the purpose of obtaining credit and/or other bank services from banking institutions, the Company is committed towards the banking institutions as follows:

	1.	The Company is committed that the amount of cash and cash equivalents and short term investment will not be at any time below the amount of $6.5 million.

2.

The Company is committed that at any time the rate of shareholders’ equity of the Company will not drop below 45% of total balance sheet. In addition, shareholders equity will not drop at any time below the amount of $36 million.

3.

The Company is committed that the total of its financial obligations (i.e., short and long terms from banking institutions or commitments due to debentures) will not exceed $7 million and 10% of total balance sheet.

4.

The Company is committed not to pledge under any form of general floating charge and for any purpose any of the Companies’ assets and/or part of it in favor of any third party, without receiving the banking institutions’ advance and written consent.

If the Company does not comply with all or part of the financial ratios, or upon the occurrence of certain events as specified in the agreement, the bank will be allowed to request the immediate repayment of the aforementioned credit. All amounts that are related to those covenants are classified as short- term.

As of December 31, 2007, the Company complied with some of the financial covenants and received a waiver from the banks for those financial covenants the Company did not comply with.

c.	Credit line:

As of December 31, 2007, the Company used $1.25 million of its credit facility with the First International Bank of Israel Ltd. and $2.2 million with the Poalim Bank Ltd. As of December 31, 2007, the Company has an unutilized credit line of $1.3 million and $0.8 million in the First International Bank of Israel Ltd. and the Poalim Bank Ltd., respectively.

NOTE 9:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,

	2006	2007

Employees and payroll accruals	$4,011	$3,468
Accrued expenses	2,386	4,267
Government authorities and other	226	1,434

	$6,623	$9,169

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 10:-	LONG-TERM LOANS

Long-term loans are composed as follows:

	Interest rate		December 31,

	2006	2007	2006	2007

	%

In U.S. dollar	5.6-6.6	6.1-6.6	$95	$56
In Yens	3.70	3.23	169	117
In other currencies	14	5.5	28	29
Less - current maturities			(59)	(70)

			$233	$132

NOTE 11:-	TAXES ON INCOME

a.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Eight expansion programs of the Company have been granted “Approved Enterprise” status under the Law. For these expansion programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the following “Approved Enterprise” expansion programs is tax-exempt for the periods stated below and will be eligible for reduced tax rates thereafter (such reduced tax rates are dependent on the level of foreign investments in the Company), as described below.

	1.	The period of the benefits for the first program and its four extensions has already ended as of December 31, 2007.

2.

The fifth program entitles the Company to a tax exemption for a four-year period and is subject to a reduced tax rate of 25% for an additional period of six years. The period of benefits for this program has not yet commenced.

3.

In January 1998, November 1998 and November 2002, the Company received approvals for other expansions of its “Approved Enterprise” status, which entitles the Company to a two-year tax exemption period for each expansion and to a reduced tax rate of 25% for an additional period of five to eight years. The period of benefits for those expansions has not yet commenced.

The tax benefit periods provided, except from the exempt years, by the fifth, sixth, seventh and eighth programs end at the earlier of 12 years from the commencement of production, or 14 years from receipt of the approval. As the Company currently has no taxable income, these benefits have not yet commenced.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	TAXES ON INCOME (Cont.)

The benefits available to an enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the event that the Company does not meet these conditions, it would be required to refund the amount of tax benefits, with the addition of interest and linkage adjustment to the Israeli Consumer Price Index (“CPI”). In the opinion of the Company’s management, the Company has been in full compliance with the conditions of the above programs through December 31, 2007.

If dividends were to be distributed out of tax-exempt profits deriving from an “Approved Enterprise”, the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

Income from sources other than the “Approved Enterprise” during the benefit period will be subject to tax at the regular corporate tax rate (see Note 11e below).

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) and has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises which may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

However, the Investment Law provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval. Therefore, the Company’s existing Approved Enterprise will generally not be subject to the provisions of the Amendment. As a result of the amendment, tax-exempt income generated under the provisions of the new law, will subject the Company to taxes upon distribution or liquidation and the Company may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2007, the Company did not generate income under the provision of the new law.

b.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969 (“the Encouragement Law”):

The Company is an “industrial company”, as defined by the Encouragement Law and, as such, is entitled to certain tax benefits, mainly accelerated depreciation of machinery and equipment, as prescribed by regulations published under the Inflationary Adjustments Law, the right to deduct public issuance expenses and patents and other intangible property rights for tax purposes, and the right to file, under specified conditions, a consolidated tax return with additional related Israeli “industrial companies”.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	TAXES ON INCOME (Cont.)

c.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the CPI. As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

d.	Changes in the tax laws applicable to the Company:

In February 2008, the “Knesset” (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes will be measured in nominal values, excluding certain adjustments for changes in the Consumer Price Index carried out in the period up to December 31, 2007. The amended law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

e.	Tax rates:

In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2005 - 34%, 2006 - 31%, 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 and thereafter - 25%.

f.

The Company received final tax assessments for the 1997 to 2002 tax years. As of today, the Company filed an appeal with the court on one issue left open. The issue is being deliberated in the Tel – Aviv district court. The next hearing was set to September 2008. See note 11(k) regarding provision recorded in the financial statements in respect of this matter (all other items determined by the tax authorities as increasing the Company’s taxable income, were offset against net operating loss carryforward). If the tax authorities position will be accepted, the Company will lose most of its carryforward losses as of December 31, 2002, and as a result, will have to pay approximately $1,200.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	TAXES ON INCOME (Cont.)

g.
g.	Net operating losses carryforward:

Through December 31, 2006 and 2007, the Company and its Israeli subsidiaries had operating loss carryforwards of approximately $39,194 and $37,053, respectively, which can be carried forward and offset against taxable income in the future for an indefinite period.

Through December 31, 2006 and 2007, Magic Software Enterprises Inc., CoreTech Consulting Inc. and AAOD had federal operating tax loss carryforward of approximately $11,747, and $1,450, respectively which can be carried forward and offset against taxable income for 15-20 years and will expire from 2022 to 2027.

The Company’s subsidiaries in Europe and Japan had estimated total available tax loss carryforward of $13,606 and $2,358 respectively in 2006 and $14,692 and $2,195, in 2007 respectively, in 2007 to offset against future taxable income for 15-20 years and 5 years, respectively.

h.	Income (loss) before taxes on income:

	Year ended December 31,

	2005	2006	2007

Domestic	$(6,379)	$(2,414)	$(2,735)
Foreign	19	(3,688)	4,348

	$(6,360)	$(6,102)	$1,613

i.	Taxes on income:

Taxes on income consist of the following:

	Year ended December 31,

	2005	2006	2007

Current:
Domestic	$63	$1	$-
Foreign	399	309	362

Taxes on income	$462	$310	$362

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	TAXES ON INCOME (Cont.)

i.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2006	2007

Net Operating Loss carryforward	$17,694	$14,859
Allowances and reserves	829	1,283

	18,523	16,142
Less: valuation allowance	(18,523)	(16,142)

Net deferred tax assets	$-	$-

The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets in respect of its tax losses carryforward and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the foreseeable future.

j.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory rate applicable to the income of companies in Israel and the actual tax expenses are as follows:

	Year ended December 31,

	2005	2006	2007

Income (loss) before taxes on income, as reported in the consolidated statements of operations	$(6,360)	$(6,102)	$1,613

Statutory tax rate	34%	31%	29%

Theoretical tax expense (benefit)	$(2,162)	$(1,892)	$468

Utilization of tax losses carryforward for which a valuation allowance was provided	(1,121)	(292)	(1,297)
Deferred taxes assets for which valuation allowance was provided	3,453	2,334	885
Non-deductible expenses and other	120	63	116
Compensation expenses related to FAS 123R	-	-	134
Tax in respect of previous years	138	114	85
Tax adjustment in respect of inflation in Israel and other	34	(17)	(29)

Actual tax expense	$462	$310	$362

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 11:-	TAXES ON INCOME (Cont.)

	k.	The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 is estimated at $530 on our sharehodler’s equity and an impact of $50,000 on our tax expenses.

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2007	$530
Increases in tax positions for prior years	-
Increases in tax positions for current years	50

Gross unrecognized tax benefits at December 31, 2007	$580

NOTE 12:-	SHAREHOLDERS’ EQUITY

	a.	The Ordinary shares of the Company are traded on both the Nasdaq National Market in the United States and the Tel-Aviv Stock Exchange in Israel.

	b.	Treasury shares

The Company’s Board of Directors resolved to authorize and empower the Company to repurchase its shares from time to time on the open market. Accordingly, through the end of 2007, the Company repurchased 1,275,368 of its shares for an aggregate amount of $6,772.

	c.	Stock Option Plan:

During the year 2007, the Company granted 1,735,000 options in a new option plan.

Under the Company’s 1991, 2000 and 2007, Stock Option Plans (“the plans”), as amended, options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the plans, the Company reserved for issuance 6,750,000, 4,600,000 and 1,500,000 Ordinary shares, respectively. As of December 31, 2007, an aggregate of 788,769 Ordinary shares of the Company are still available for future grant.

Each option granted under the plans is exercisable until the earlier of 10 years from the date of the grant of the option or the expiration dates of the respective option plans. The 1991 plan expired on December 31, 2000, the 2000 plan will expire on May 5, 2010 and the 2007 plan will expire on August 1, 2017. The Option Price for each Option shall be determined by the Board committee and set forth in the Company’s award agreement, unless determined otherwise by the Board committee, the option Price shall be equal to, or higher than the share market price at the grant date. The options vest primarily over three years. Any option, which is forfeited or canceled before expiration, becomes available for future grants.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

Under the 2007 Stock Option Plans some of the options are vested in contingent upon meeting various departmental and Company’s wide performance goals. The fair value of each option grant with performance goals was estimated on the date of grant using the same option valuation model used for options granted without performance goals. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed.

As of December 29, 2005, all of the unvested out-of-the-money options, which amounted to 611,517, with an average exercise price of $3.46 per share with related vesting period from January 1, 2006 through March 2009 had been accelerated. The shares which may be purchased by exercise of the accelerated options shall be subject to a holding period according to which the employees shall only be entitled to sell a monthly fraction of such numbers of shares (1/36 per month).

The Company’s decision to accelerate the vesting of those options and to grant fully vested options was based primarily upon the issuance of SFAS No. 123R, which requires the Company to treat all unvested stock options as compensation expense effective January 1, 2006. The Company believes that the acceleration of vesting of those options will enable the Company to avoid recognizing stock-based compensation expense associated with these options in future periods. Additional purposes of the fully vested grant and for the acceleration were to make the options more attractive to the recipients, and to avoid discrimination between groups of option holders, respectively.

The acceleration had no impact on the Company’s statement of operations, however the impact of vesting accelerating on proforma stock-based compensation required to be disclosed in the financial statement footnotes under the provisions of SFAS No. 123, was to increase such disclosed compensation cost by approximately $1,021 for the year ended December 31, 2005.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock option activity and related information for the years ended December 31, 2005, 2006 and 2007 is as follows:

	Year ended December 31, 2005		Year ended December 31, 2006		Year ended December 31, 2007

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	2,513,237	$2.95	3,061,216	$2.62	2,352,632	$2.52
Granted	820,028	$1.70	62,000	$1.69	1,773,332	$1.78
Exercised	(80,604)	$1.04	(253,346)	$1.11	(218,205)	$1.18

Forfeited	(191,445)	$3.54	(517,238)	$3.41	(234,231)	$2.98

Outstanding at the end of the year	3,061,216	$2.62	2,352,632	$2.52	3,673,528	$2.22

Vested and expected to vest at the end of the year	3,061,216	$2.62	2,336,982	$2.52	3,489,741	$2.21

Exercisable at the end of the year	3,061,216	$2.62	2,290,632	$2.54	2,407,532	$2.22

Weighted average fair value of options granted during the year		$1.1		$1.7		$1.31

Aggregate intrinsic value of the ‘vested and expected to vest’		$476		$1,364		$1,344

Out of the above Company’s stock option activity, during 2007 the Company granted selected executives and other key employees 500,000 share option awards whose vesting is contingent upon meeting various departmental and companywide performance goals, including revenue growth and net gain index. The options are granted at-the-money, contingently vest over a period of 4 years, and have contractual lives of 10 years. The fair value of those options was estimated on the date of grant using the same option valuation model used for the other options granted. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, expected term and risk-free rate used in estimating those options’ fair value are the same as those noted in the table related to options issued under the Share Option Plan.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2005, 2006 and 2007 were $1.3, $0.98 and $1.08, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company ordinary shares on December 31, 2007 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2007. This amount is changed based on the fair market value of the Company’s shares. Total intrinsic value of options exercised for the twelve months ended December 31, 2005, 2006 and 2007 were $107, $161 and $168, respectively. As of December 31, 2007, there was $1,436 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a period of approximately 3 years.

The options outstanding as of December 31, 2007, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2007	Weighted average exercise price of exercisable options

0-1	494,887	8	$0.25	494,887	$0.25
1-2	1,542,956	7	$1.56	1,034,956	$1.36
2-3	878,000	9	$2.37	120,004	$2.37
3-4	402,470	6	$3.8	402,470	$3.81
4-5	193,004	6	$4.12	193,004	$4.12
5-6	128,000	6	$5.95	128,000	$5.95
6-7	711	2	$6.14	711	$6.14
10-11	24,500	2	$10.16	24,500	$10.16
18-19	9,000	2	$18.79	9,000	$18.79

	3,673,528	8	$2.22	2,407,532	$2.22

d.	Warrants to service providers:

During the year ended December 31, 2007, 25,000 fully exercisable warrants, at an exercise price of $1.69, were granted to a consultant of the Company. As of December 31, 2007, those warrants were not exercised or forfeited.

The fair value for these warrants was estimated on the date of grant using Black-Scholes option pricing model, with the following weighted-average assumptions for the year ended December 31, 2007: weighted average volatility of 58.3%, risk-free interest rates of 4.7%, dividend yields of 0% and a weighted average life of the options of 3 years.

Stock-based compensation expense, recognized as general and administrative expense, in respect of options granted to non employees amounted to $19 for the year ended December 31, 2007.

e.	Dividends:

The Company does not intend to pay cash dividends in the foreseeable future.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 12:-	SHAREHOLDERS’ EQUITY (Cont.)

	f.	Accumulated other comprehensive loss

	Year ended December 31,

	2006	2007

Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$(83)	$85
Accumulated foreign currency translation adjustments	(1,254)	(581)

Cumulative effect of changes in accounting for uncertainties in income taxes (FIN 48)	-	(530)

Total other comprehensive loss	$(1,337)	$(1,026)

NOTE 13:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). The Company’s business is divided into the following geographic areas: Israel, Europe, the U.S.A., Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

This data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2005, 2006 and 2007:

	Year ended December 31,

	2005	2006	2007

Israel	$4,013	$4,307	$4,471
Europe	22,636	21,713	24,916
U.S.A.	11,529	13,995	18,612
Japan	10,107	10,223	9,080
Other	3,551	2,333	1,349

	$51,836	$52,571	$58,428

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 13:-	GEOGRAPHIC INFORMATION (Cont.)

The Company’s long-lived assets are as follows:

	December 31,

	2006	2007

Israel	$4,854	$4,561
Europe	679	725
U.S.A.	98	88
Japan	313	259
Other	105	125

	$6,049	$5,758

NOTE 14:-	SELECTED STATEMENTS OF OPERATIONS DATA

	a.	Research and development costs, net:

	Year ended December 31,

	2005	2006	2007

Total costs	$6,322	$5,944	$5,743
Less - capitalized software costs	(3,909)	(3,482)	(3,027)

Research and development, net	$2,413	$2,462	$2,716

b.	Financial income (expenses), net:

Interest and bank charges	$(115)	$(127)	$(12)
Gain (loss) arising from foreign currency transactions	(694)	459	173

Financial income (expenses),net	$(809)	$332	$161

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENTIES

	a.	Lease commitments:

Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2007, are as follows:

2008	$2,568
2009	1,986
2010	795
2011 and therafter	410

$5,759

Rent expenses for the years ended December 31, 2005, 2006 and 2007, were approximately $1,184, $1,274 and $1,116 respectively.

b.	Guarantees:

The Company has provided two of its clients with bank guarantees totaling $86, which is linked to the NIS and valid through November 2009.

c.	Charges:

As collateral for a subsidiary’s line of credit, a charge was recorded on the subsidiary’s trade receivables.

In respect of a lease agreement, the Company placed a lien on the leased computer equipment.

d.	Legal proceedings:

Lawsuits have been lodged against the Company in the ordinary course of business in insignificant amounts. The Company intends to defend itself vigorously against those lawsuits. Management cannot predict the outcome of the lawsuits nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuits.

1.

In June 2004, an Israeli Company has filed a lawsuit against the Company in the Tel-Aviv District Court in the amount of NIS 8 million (approximately $2,080), with a possibility to increase the lawsuit’s amount to approximately NIS 17 million (approximately $4,420), for recovery of damages caused to plaintiff by the Company’s failure to integrate a software system. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed recently and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. As of December 31, 2007, the Company’s management, based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.

In May 2005, a client of the Company’s subsidiary, Magic Software Enterprises (Israel) Ltd., filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of $336. The claim was moved to arbitration. The Company’s management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

3.

In March 2006, a client of the Company’s subsidiary, Magic Software Enterprises France, filed a lawsuit against the subsidiary in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 548 (approximately $806). The Company’s management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

4.

In May 2007, a former CEO of the Company’s subsidiary has filed a claim of alleged breach of the agreement between him and the Company, in the amount of $441. The claim had been moved to arbitration, which commenced during 2008. The claim is in its initial stages, therefore the Company’s management, based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

5.

In 2006, a subcontractor of the Company’s Italian subsidiary, filed a lawsuit against the subsidiary in the court of Milan, claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 524 (approximately $770). Due to the preliminary stage of this litigation the Company’s management, based on its legal advisors opinion, the Company made a partial provision for the lawsuit. However, at this stage, The Company cannot predict our chances of success in this matter.

5.

On May 2008, the Company’s president and chief executive officer filed a claim and request for relief against the Company and the chairman of the Company’s board of directors, in the Tel Aviv Labor Court regarding his discharge from his roles that occurred on April 2008. In the claim he is seeking permanent relief that among other things would prevent the Company from terminating his employment or taking any action that would affect his position as President, chief executive officer and Director. The claim that occurred in 2008 is in its initial stages, therefore the Company’s management, based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

e.	Royalty commitments:

1.

The Government of Israel, through the Fund for the Encouragement of Marketing Activities (“the Fund”), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2007, the remaining contingent obligation of the Company amounted to $442.

2.

The Company was committed to pay royalties to Enformia Software Ltd. (“Enformia”) in the amount of 40% regarding any sale of products related to the IP purchased from Enformia and to comply with all of the terms required by the Office of the Chief Scientist (“OCS”) in connection with its grants to Enformia.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

As of December 31, 2006 and 2007, the aggregate contingent liability to the OCS, in regard to Enformia products, amounted to $42 and $31, respectively. Through December 31, 2006 and 2007, the Company has paid and accrued royalties to Enformia, in regard to sales of its product, in the amount of $84 and $11, respectively.

In January 2007, the Company sold the above mentioned IP to Axcepia Technologies. Under the agreement, in consideration for the transfer and assignment of the Company’s rights in and to the technology, Axcepia agreed to pay the Company a commission equal to 50% of its revenues derived from sales to customers who held licenses to use the technology for a period of five years as of the date of the agreement. In addition, commencing as of six months from the date of the agreement, Axcepia agreed to pay the Company a commission equal to 20% of the revenues it derived from the provision of maintenance and support services relating to the iBOLT Portal technology, for a period of five years from the date of the agreement. As of December 31, 2007, no commission was received.

3.

The Group is committed to pay royalties of 1.75% of gross sales of the Hermes application, including license fees and all services fees to Menzies Aviation Plc (Menzies) for a period of 5 years until mid of 2009. Through December 31, 2007, the Group has paid and accrued royalties to Menzies, in regard to sales of the product, in the amount of $44.

NOTE 16:-	NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2005	2006	2007

Numerator for basic and diluted earnings (loss) per share – net income (loss) available to shareholders	$(4,607)	$(5,006)	$12,608

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	31,124	31,184	31,443
Effect of dilutive securities	- *)	- *)	580

Denominator for diluted net earnings (loss) per share	31,124	31,184	32,023

Basic net earnings (loss) per share	$(0.15)	$(0.16)	$0.40

Diluted net earnings (loss) per share	$(0.15)	$(0.16)	$0.39

*)	Anti dilutive.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 17:-	RELATED PARTIES

In July 2005, the Company signed a memorandum of understanding with a related party, to implement the ERP system in a total consideration of $670. In 2005 and 2006, the Company performed only part of the project in the amount of $235 and $263, respectively. There were no additional transactions with related parties in 2007.

NOTE 18:-	DISCONTINUED OPERATIONS

During 2007, the Company disposed two of its subsidiaries (AAOD and Magic Italy), which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

a.	The following are the results of discontinued operations for the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,

	2005	2006	2007

Revenues	$9,455	$9,415	$11,650
Cost of revenues	3,709	3,577	4,349

Gross profit	5,746	5,838	7,301

Operating expenses, net	4,455	4,329	5,099

Operating income	1,291	1,509	2,202

Other income (expenses)	941	(174)	9,281
Taxes on income	28	15	18

Net income	$2,204	$1,320	$11,465

Revenues relating to discontinued operations for the years ended December 31, 2005, 2006 and 2007 were as follows:

	Year ended December 31,

	2005	2006	2007

AAOD	$8,906	$9,241	$11,611
Magic Italy	549	174	39

	$9,455	$9,415	$11,650

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

	b.	The breakdown of assets and liabilities attributed to discontinued operations of the Company as of December 31, 2006 and 2007 was as follows:

	December 31,

	2006	2007 (*)

Assets:
Cash and cash equivalents	$1,227	$22
Trade receivables, net	1,570	9
Other receivables and prepaid expenses	356	9
Long term lease deposit	54	–
Property and equipment, net	365	1
Goodwill	5,931	–
Other intangible assets	593	–

	$10,096	$41

	December 31,

	2006	2007 (*)

Liabilities:

Trade payables	$438	$250
Other payables and accrued expenses	472	253
Deferred revenues	2,606	–

	$3,516	$503

(*)	As of December 31, 2007, AAOD’s assets and liabilities are not included in the consolidated balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

APPENDIX TO FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliated company as of December 31, 2007:

Name of Company	Percentage of ownership and control	Place of incorporation

	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
MSE Holdings, INC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l. *)	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz	100	Hungary
CarPro Systems Ltd. *)	90.48	Israel
Nextstep Infotech Prt. Ltd.	40	India

*)	See Note 1.

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

          We have audited the accompanying balance sheet of MAGIC SOFTWARE ENTERPRISES(UK) LIMITED. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN &CO

Registered Auditors

January 12, 2008

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
HERMES LOGISTICS TECHNOLOGIES LIMITED

          We have audited the accompanying balance sheet of HERMES LOGISTICS TECHNOLOGIES LIMITED. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN &CO

Registered Auditors

January 12, 2008

January 31, 2008

Kost Forer Gabbay & Kasierer
Certified Public Accountants
3 Aminadav St.
Tel-Aviv, ISRAEL

Gentlemen,

     Re: Magic Software Japan K.K. (hereinafter - “the Company”)

          In connection with our audit of the financial statements of the Company for the year ended December 31, 2007, a subsidiary of Magic Software Enterprises Ltd. whose financial statements are audited by you, we confirm that:

          We are independent with respect to the Company and Magic Software Enterprises Ltd. and other affiliates, under the standards of the Public Company Accounting Oversight Board (United States) and the Securities and Exchange Commission.

          We are aware that the financial statements of the Company, which we have audited, are to be included in the consolidated financial statements of Magic Software Enterprises Ltd. on which Ernst & Young will report and that your report will rely on and refer to our report.

          We are familiar with U.S. generally accepted accounting principles and with the standards of the Public Company Accounting Oversight Board (United States) and we conducted our audit and reported in accordance with them.

          We have knowledge of the relevant financial reporting requirements for the statements and schedules to be filed with the Securities and Exchange Commission and the financial statements of the Company comply with them in all material respects.

          We will make a review and inform you of matters affecting the elimination of intercompany transactions and accounts based upon related party information that you will furnish us.

          We will provide you, upon request, access to audit documentation supporting the work performed.

          We will have complete and final documentation to support our report no more than 45 days after the report release date or the completion of our work. If we have any issues meeting this requirement, we will bring the issues to your attention as soon as they are known.

Very truly yours,

KDA Audit Corporation

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying financial statements for the year ended December 31, 2007 of Magic Benelux B.V., Houten, which comprise the balance sheet as at December 31, 2007 the profit and loss account for the year then ended and the notes.

Management’s responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for the preparation of the management board report, both in conformity with U.S. generally accepted accounting principles. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2007, and of its result for the year then ended in conformity with U.S. generally accepted accounting principles.

Dordrecht, February 5, 2008

Verstegen accountants en adviseurs

Drs. L.K. Hoogendoorn RA MGA

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarorszaág Szoftverház Kft.

          We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion, on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Budapast May 9, 2008

Damiano Nassini, Giovanni Nulli, Federico Pozzi, Alessandro Masetti Zannini

Brescia, 14st February 2008

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES ITALY SRL

          We have audited the accompanying balance sheet of MSE Italy Srl. (the “Company”) as of December 31, 2007 and 2006, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

          In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2006 and 2007, and the related statements operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Yours Truly

Federico Pozzi

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD. By: /s/ Guy Bernstein —————————————— Guy Bernstein Acting Chief Executive Officer and Chairman of the Board of Directors

Dated: May 15, 2008