Form 20-F
period 2008-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2009-04-02
CIK 876779

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

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

Amit Birk; +972 (3) 538 9322; abirk@magicsoftware.com
5 Haplada Street, Or Yehuda 60218, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

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

Ordinary Shares, par value NIS 0. 1 per share…………..31,893,880 (as of December 31, 2008)

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial	Other ☐
Reporting Standards as issued by
the International Accounting
Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-11220, 333-1946, 333-10794, 333-113552, 333-132221 and 333-149553.

INTRODUCTION

        Magic Software Enterprises Ltd. develops markets, sells and supports an application platform and business and process integration solutions. Our products and services are available through a global network of our regional offices, independent software vendors, or ISVs, system integrators, or SIs, distributors and value added resellers, or VARs, as well as original equipment manufacturers, or OEMs, and consulting partners in approximately 50 countries. Our technology provides our partners and customers the ability to create any type of business application, leverage existing information technology, or IT, resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments. We are known for our code-free approach, allowing users to focus on business logic rather than technological requirements. This approach forms the driving principle of both our uniPaaS application platform and our iBOLT business and process integration suites. Our ordinary shares are listed on the NASDAQ Global Market under the symbol “MGIC” and are also traded on the Tel Aviv Stock Exchange. As used in this annual report, the terms “we,”“us,” “our,” and Magic mean Magic Software Enterprises Ltd. and its subsidiaries, unless otherwise indicated.

        We have obtained trademark registrations for Magic® in the United States, Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand and the United Kingdom. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

        This annual report on Form 20-F contains various “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D., “Key Information – Risk Factors.”

i

TABLE OF CONTENTS

PART I		1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
	A. Selected Financial Data	1
	B. Capitalization and Indebtedness	2
	C. Reasons for the Offer and Use of Proceeds	2
	D. Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	13
	A. History and Development of the Company	13
	B. Business Overview	15
	C. Organizational Structure	25
	D. Property, Plants and Equipment	26
ITEM 4 A.	UNRESOLVED STAFF COMMENTS	26
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	26
	A. Operating Results	26
	B. Liquidity and Capital Resources	39
	C. Research and Development, Patents and Licenses	41
	D. Trend Information	41
	E. Off-Balance Sheet Arrangements	41
	F. Tabular Disclosure of Contractual Obligations	41
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	42
	A. Directors and Senior Management	42
	B. Compensation	45
	C. Board Practices	45
	D. Employees	53
	E. Share Ownership	53
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	57
	A. Major Shareholders	57
	B. Related Party Transactions	58
	C. Interests of Experts and Counsel	58
ITEM 8.	FINANCIAL INFORMATION	58
	A. Consolidated Statements and Other Financial Information	58
	B. Significant Changes	60
ITEM 9.	THE OFFER AND LISTING	60
	A. Offer and Listing Details	60
	B. Plan of Distribution	61
	C. Markets	61
	D. Selling Shareholders	61
	E. Dilution	61
	F. Expense of the Issue	61
ITEM 10.	ADDITIONAL INFORMATION	61
	A. Share Capital	61
	B. Memorandum and Articles of Association	61
	C. Material Contracts	64
	D. Exchange Controls	64
	E. Taxation	64
	F. Dividends and Paying Agents	73
	G. Statement by Experts	73
	H. Documents on Display	73
	I. Subsidiary Information	74
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	74
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

        The following table presents selected consolidated financial data as of the dates and for each of the periods indicated. This data includes discontinued operations for certain of the presented periods (see Note 3(a) and 3(c) to the consolidated financial statements). You should read the selected consolidated financial data set forth below together with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

        We have derived the following consolidated income statement data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 from our audited consolidated financial statements and notes included elsewhere in this annual report, with the relevant adjustments due to the discontinued operations. We have derived the consolidated income statement data for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 from our audited consolidated financial statements that are not included in this annual report, with the relevant adjustments due to the discontinued operations.

Income Statement Data:

	Year ended December 31,
	2004	2005	2006	2007	2008
	(U.S. dollars in thousands, except share and per share data)

Revenues:
Software	$24,861	$21,503	$18,788	$17,707	$20,913
Maintenance and technical support	11,233	11,238	11,531	12,605	14,530
Consulting services	21,119	19,095	22,252	28,116	26,537

Total revenues	57,213	51,836	52,571	58,428	61,980

Cost of revenues:
Software	4,814	6,965	5,433	4,557	4,898
Maintenance and technical support	3,072	2,179	2,873	1,602	2,263
Consulting services	14,403	14,123	16,862	21,181	19,978

Total cost of revenues	22,289	23,267	25,168	27,340	27,139

Gross profit	34,924	28,569	27,403	31,088	34,841

Operating costs and expenses:
Research and development, net	2,545	2,413	2,462	2,716	2,350
Selling and marketing	16,243	17,197	15,712	15,558	17,357
General and administrative	13,442	14,510	13,784	11,532	10,867
Restructuring and impairment	-	-	2,157	-	-

Operating income (loss)	2,694	(5,551)	(6,712)	1,282	4,267
Financial income (expense), net	917	(809)	332	161	448
Other income	-	-	278	170	-

Income (loss) before taxes on income	3,611	(6,360)	(6,102)	1,613	4,715
Taxes on income	254	462	310	362	199

Income (loss) after taxes on income	3,357	(6,822)	(6,412)	1,251	4,516
Equity in earnings (losses) of affiliates	79	19	15	(86)	(8)
Minority interest in losses (earnings) of
subsidiaries	(67)	(8)	71	$(22)	-
Net income (loss) from continued operations	$3,369	$(6,811)	$(6,326)	$1,143	$4,508

Net income from discontinued operations	721	2,204	1,320	11,465	-
Net income (loss)	4,090	(4,607)	(5,006)	12,608	4,508
Basic net income (loss) per share	$0.13	$(0.15)	$(0.16)	$0.40	$0.14
Diluted net income (loss) per share	$0.13	$(0.15)	$(0.16)	$0.39	$0.14
Shares used to compute basic income
(loss) per share	31,029	31,124	31,184	31,443	31,769
Shares used to compute diluted income
(loss) per share	32,426	31,124	31,184	32,023	32,032

Balance Sheet Data:

	December 31,
	2004	2005	2006	2007	2008
	(U.S. dollars in thousands)

Working capital	$25,934	$19,052	$15,584	$28,737	$33,763
Cash, cash equivalents, short term deposits and
marketable securities	10,982	10,173	11,653	16,446	32,588
Total assets including discontinued operations	80,285	73,722	71,172	82,298	82,656
Shareholders' equity	59,547	52,305	47,644	61,244	66,755

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        Although we reported net income from continued operations of $ 1.1 million and $ 4.5 million for the years ended December 31, 2007 and 2008, respectively, we incurred losses in the two prior years. No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

        We have experienced and in the future may continue to experience significant fluctuations in our quarterly results of operations and we expect these fluctuations to continue. Factors that may contribute to fluctuations in our quarterly results of operations include:

—	The size and timing of orders;

—	The high level of competition that we encounter;

—	The timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

—	Market acceptance of our new products, applications and services;

—	The purchasing patterns and budget cycles of our customers and end-users;

—	The mix of product sales;

—	Exchange rate fluctuations; and

—	General economic conditions.

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

Continuing unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

        The recent crisis in the financial and credit markets in the United States, Europe and Asia has led to a global economic slowdown, with the economies of the United States and Europe showing significant signs of weakness. If the economies in any part of the world continue to be weak or weaken further, the demand for our products, technology and services may decrease as a result of continued constraints on capital spending by our customers. In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. Any of these events would likely harm our business, operating results and financial condition. If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain, persist, or deteriorate further, our business, operating results and financial condition may be materially adversely affected.

Recent worldwide economic downturn may adversely affect our customers, exposing us to credit risk and payment delinquencies on our accounts receivable.

        Our outstanding accounts receivables are not covered by collateral. As economic conditions deteriorate, certain of our customers may face liquidity concerns and may delay or be unable to satisfy their payment obligations, which would have an adverse effect on our financial condition and operating results.

Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

        We derive our revenues from the sale of software licenses, maintenance and technical support and consulting services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses and maintenance and technical support have higher gross margins than our revenues from the sale of consulting services. If the relative proportion of our revenues from the sale of consulting services increases as a percentage of our total revenues, our gross profit margins will decline. Our software licenses revenues include the sale of the third party software license sales, which have a lower gross margin than the sales of our software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

        We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop and sell solutions for their customers, referred to as ISVs or Magic Software Providors, or MSPs, and also through SIs. These independent distributors then resell our products to end-users. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

We may lose independent distributors on whom we currently depend and we may not succeed in developing new distribution channels which could adversely affect our business, results of operations and financial condition.

        If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, will impact our ability to sell our products and result in a loss of revenues and profits.

We are dependent on a limited number of product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition.

        Currently, we derive most of our revenues from sales of application platform and integration products primarily under our uniPaaS and iBOLT brands, as well as related revenues from software maintenance and support and other services. We do not expect our revenue structure to change in the foreseeable future. Our future growth depends heavily on our ability to effectively develop and sell new and acquired products as well as add new features to existing products. A decrease in revenues from our primary products would adversely affect our business, results of operations and financial condition.

The revenue of one of our vertical subsidiaries is dependent upon two customers and a significant decrease in revenues from these customers could adversely affect our business, results of operations and financial condition.

        The majority of revenues generated by one of our vertical subsidiaries in 2006, 2007 and 2008 were from two customers, and we expect the revenues of the subsidiary to continue to be largely dependent upon these two customers in 2009. We do not know if, or for how much longer, these two customers will continue to purchase the services of the subsidiary, nor do we have any control or influence over their purchasing decisions. A significant decrease in revenues from these customers could adversely affect our business, results of operations and financial condition.

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

        Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we must:

—	Expand our operational, management, financial, marketing and research and development functions;

—	Train, motivate, manage and retain qualified employees; and

—	Hire additional personnel.

        We may not succeed in managing future growth.

We may encounter difficulties with our international operations and sales which could adversely affect our business, results of operations and financial condition.

        While our principal executive offices are located in Israel, 92% of our sales in 2006, 2007 and 2008 were generated from other countries. This subjects us to many risks inherent to international business activities, including:

—	Limitations and disruptions resulting from the imposition of government controls;

—	Changes in regulatory requirements;

—	Export license requirements;

—	Economic or political instability;

—	Trade restrictions;

—	Changes in tariffs;

—	Currency fluctuations;

—	Difficulties in the collection of receivables;

—	Foreign tax consequences;

—	Greater difficulty in safeguarding intellectual property; and

—	Difficulties in managing overseas subsidiaries and international operations.

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

Declines in our share price and/or operating performance could result in a future impairment of our goodwill or long-lived assets.

        We assess potential impairments of goodwill annually and when there is evidence that events or changes in circumstances indicate that an impairment condition may exist. We assess potential impairments of our long-lived assets, including property and equipment and capitalized software, when there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable. In the current capital market downturn, our share price, and consequently our market capitalization, have declined and may decline further in the future. If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that an impairment of goodwill is required. We determine the value of each of our reporting units using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates our fair value at this time. Our ability to reconcile the gap between our market capitalization and aggregate fair value of the reporting units depends on various factors, some of which are qualitative, such as estimated control premium that an investor would be willing to pay for a controlling interest in us, while others involve management judgment. If our market capitalization stays below our shareholders’equity, or actual results of operations materially differ from our modeling estimates, we may be required to record a non-cash impairment charge of our goodwill. A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill and/or our long-lived assets on our balance sheet.

We face intense competition in the markets for our application platform as well as process and business integration technologies and services, which are evolving into a new market for software as a service, orSaaS. This competition could adversely affect our business, results of operations and financial condition.

        We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate. The enhancement of the SaaS market increases the competition in these areas, and one of our competitors even claims to offer a fully automated eDeveloper conversion process, converting eDeveloper based applications to .NET based applications. We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

        Some of our existing and potential competitors are larger, have substantially greater resources including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us. We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost-effective, or offer better performance than our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in increasing our market share in the business and process integration markets with our iBOLT products, or leverage our advantage in the rich internet application, or RIA, and SaaS enabled application platform, or SEAP, fields, which could adversely affect our business, results of operations and financial condition.

        Our iBOLT Integration Suite provides business integration and process management solutions with a particular focus on enterprise applications. iBOLT allows the seamless integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. Since we launched iBOLT in 2003, we have continued to develop this product and enhance it, releasing successive versions over the years (the current version is 3.0). In 2005, we started a line of special editions of iBOLT tailored for specific application packages, and we have released three such special editions, for SAP, Oracle JD Edwards and Salesforce.com. We are currently developing solution accelerators, which will be periodically released during 2009.

        The business integration and BPM markets in which we compete are extremely competitive and subject to rapid changes. Our competitors utilize varying approaches to the provision of technology to business integration and BPM markets. We may not have the resources, skills and product variety required to successfully increase our market share in these markets. In addition, even if we succeed in convincing prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them due to technical, cost, support or other reasons.

Our future success will be largely dependent on the acceptance of future releases of our RIA and SEAP offerings and if we are unsuccessful our business, results of operations and financial condition will be adversely affected

        In 2008, we released a new generation of our eDeveloper application platform, branded uniPaaS. uniPaaS is compatible with previous versions of eDeveloper, adds RIA capabilities, and in the future will add SaaS capabilities. Our future success will be in great measure dependent on the acceptance of uniPaaS. The acceptance of this product relies in part on the continued acceptance and growth of RIA and SaaS, for which uniPaaS is particularly useful and advantageous. If this product is not accepted, our business, results of operations and financial condition will be adversely affected.

Our efforts to increase our presence worldwide, including the United States, Europe, Japan, Asia, South Africa and Russia may not be profitable, which could adversely affect our business, results of operations and financial condition.

        Our success in becoming a stronger competitor in the sale of application platform and integration solutions is dependent upon our ability to increase our sales in all our markets, including, but not limited to the United States, Europe, Japan, Asia Pacific, South Africa and Russia. Our efforts to increase our penetration to these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and the may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

        We compete in a market that is characterized by rapid technological change. The introduction of new technologies could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

—	Supporting existing and emerging hardware, software, databases and networking platforms; and

—	Developing and introducing new and enhanced software development technology and applications that keeps pace with such technological developments, emerging new markets and changing customer requirements.

        If release dates of any future products or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, financial condition and results of operations would be materially adversely affected.

Our products have a lengthy sales cycle which could adversely affect our revenues.

        Our customers typically use our technology to develop and deploy as well as integrate applications that are critical to their businesses. As a result, the licensing and implementation of our technology generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors.

Our products may contain defects that may be costly to correct, delay market acceptance of our products and expose us to difficulties in the collection of receivables and to litigation.

        Despite quality assurance testing performed by us, as well as by our partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our ISV partners and SIs over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

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

We may be unable to attract, train and retain qualified personnel, which could adversely affect our business, results of operations and financial condition.

        In the event our business grows, we will need to hire additional qualified personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to attract the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

We made and expect to make acquisitions that could disrupt our operations and harm our operating results.

        Our growth depends upon market growth, our ability to enhance our existing products, and our ability to introduce new products on a timely basis. We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

—	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired companies;

—	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

—	Potential difficulties in completing projects associated with in-process research and development;

—	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

—	Initial dependence on unfamiliar supply chains or relatively small supply partners;

—	Insufficient revenue to offset increased expenses associated with acquisitions; and

—	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

        Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not materially adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has already developed and marketed products, there can be no assurance that product enhancements will be made in a timely fashion or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

Because we are controlled by Formula Systems (1985) Ltd. and Emblaze Ltd., investors will not be able to affect the outcome of shareholder votes.

        Formula Systems (1985) Ltd., or Formula Systems, an Israeli company whose shares trade on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, directly owns 18,560,352, or 58.2%, of our outstanding ordinary shares. Emblaze Ltd., or Emblaze, an Israeli company traded on the London Stock Exchange, owns 51.7% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law (see Item 6C. “Directors, Senior Management and Employees – Board Practices – Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”), Formula Systems and Emblaze will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Emblaze will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of outside directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expense and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

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

        Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

—	Quarterly variations in our operating results;

—	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

—	Announcements of technological innovations or new products by us or our competitors;

—	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

—	Changes in the status of our intellectual property rights;

—	Announcements by third parties of significant claims or proceedings against us;

—	Additions or departures of key personnel;

—	The public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

—	Future sales of our ordinary shares by our directors, officers and significant shareholders;

—	Political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

—	Other events or factors in any of the countries in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

—	General trends of the stock markets.

        Domestic and international stock markets often experience extreme price and volume fluctuations. The market prices of ordinary shares of software companies have been extremely volatile. Stock prices of many software companies have often fluctuated in a manner unrelated or disproportionate to the operating performance of such companies. In the past, securities class action litigation has often been brought against registrants following periods of volatility in the market price of their securities. We may in the future be the targets of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

We have not paid any cash dividends on our ordinary shares in the last five fiscal years and may not do so in the future.

        Although we paid a dividend in 2003 we did not pay any cash dividends on our ordinary shares in the last five fiscal years. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

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

Risks Related to Our Location in Israel

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

        Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which continued with varying levels of severity through 2008. The future effect of this deterioration and violence on the Israeli economy and our operations is unclear. In the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, which involved missile strikes against civilian targets in northern Israel and negatively affected business conditions in Israel. The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas, which effectively took control of the Gaza Strip from the Palestinian Authority in 2007 following Israel’s disengagement from the Gaza Strip in 2005, has created additional unrest and uncertainty in the region. In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, following the firing of thousands of missile into southern Israel. The missile attacks by Hamas have not targeted the greater Tel Aviv region, the location of our principal executive offices; however, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

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

Our financial results may be adversely affected by inflation and currency fluctuations.

        We report our financial results in dollars, while a substantial portion of our expenses, primarily labor expenses, are incurred in NIS. Therefore, our NIS related costs, as expressed in U.S. dollars, are influenced by the exchange rate between the U.S. dollar and the NIS. During 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses. We are also influenced by the timing of, and the extent to which, any increase in the rate of inflation in Israel over the rate of inflation in the United States is not offset by the devaluation of the NIS in relation to the dollar. Our dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel. We cannot predict any future trends in the rate of inflation in Israel or the rate of devaluation or appreciation of the NIS against the dollar. If the dollar cost of our operations in Israel increases, our dollar measured results of operations will be adversely affected.

We currently have the ability to benefit from government tax benefits, which may be cancelled or reduced in the future.

        We are eligible to receive tax benefits under Government of Israel programs. In order to maintain our eligibility for these tax benefits, we must continue to meet specific conditions. If we fail to comply with these conditions in the future, the tax benefits we could receive may be cancelled.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

        We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this annual report reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of some of our executive officers and directors and some of the experts named in this annual report are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements. We follow Israeli law and practice instead of NASDAQ rules regarding the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.

        As a foreign private issuer whose shares are listed on The NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Marketplace Rules. We follow Israeli law and practice instead of The NASDAQ Marketplace Rules regarding the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’meetings. In addition, we may follow our home country law, instead of the NASDAQ Marketplace Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

        We were incorporated under the laws of the State of Israel in February 1983 as Mashov Software Export (1983) Ltd. and we changed our name to Magic Software Enterprises Ltd. in 1991. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or Yehuda 60218, Israel, and our telephone number is +972-3-538-9292. Our U.S. subsidiary, Magic Software Enterprises Inc., is located at 23046 Avenida de la Carlota, Laguna Hills, CA 926653. Our address on the Internet is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

        We develop, market and support uniPaaS, an application platform for software development and deployment, and iBOLT, a platform for business integration and BPM. The uniPaaS and the iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

        As a leading IT technology innovator, we have over 25 years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications. Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our technology for business integration, iBOLT, to customers of specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications. We refer to these vendor-centered market sectors as ecosystems.

        In May 2008, we launched the uniPaaS application platform, the next generation of our eDeveloper. In July 2008, uniPaaS was made available worldwide. Since May 2008, we have introduced a strategy to improve the penetration of our uniPaaS application platform by organizing user-group events, globally. In November 2008, we released the latest version of our flagship application platform, uniPaaS V1.5 for developing RIAs.

        In 2008, we developed a migration program consisting of special prices, training marketing campaigns and informative webinars to help our customers achieve a smooth migration to new RIA technologies.

        In 2008, we sharpened our iBOLT business integration suite to focus more on gaining ecosystem business. We have recruited a number of new partners from within a number of various ecosystems and gained new partners to aid our sales for both uniPaaS and iBOLT. To support this we’ve increased our attendance at major ecosystem events in 2008.

        In the latter part of 2008, we released a controlled and limited first version of iBOLT Version 3. Since then we have continued to develop the iBOLT channel and have entered into agreements with additional SIs, consultancies and service providers who acquired iBOLT skills and offer iBOLT licenses and related services to their customers.

        In May 2008, we launched our partnership with Salesforce.com, an on-demand customer relationship management, or CRM, solution vendor, and introduced iBOLT Special Edition for Salesforce.com integration solution. Since then we have developed partnerships with SIs in the Salesforce.com ecosystem and we are continuing to experience increasing sales in this sector.

        In June 2008, we introduced the new Intercompany Accelerator as part of the iBOLT for SAP solution. In July 2008, we won the SAP Business One Global Solution Partner Award for Leadership in Innovation. This is the third consecutive year that we have won a SAP partner award.

        In the last quarter of 2008, we focused the iBOLT integration tool on the SAP R/3 market, and to date we completed several successful new deployments of iBOLT for SAP ERP R3.

        We have increased our penetration into the JD Edwards market, particularly in the United States where we have gained a number of new partners specializing in JD Edwards solutions and won a number of significant deals.

        We have continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer Business Partner program and as a Member Partner of IBM Partnerworld for Software. IBM has awarded us with its ServerProven® certification for our uniPaaS and iBOLT products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs. We are also part of IBM’s System i Tools Innovation Program. As part of our activities with the IBM i customers and business partners, we released a special edition of iBOLT for Oracle JD Edwards, targeted at users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

        On December 30, 2007, we sold our wholly-owned subsidiary, Advanced Answers on Demand Holding Corporation, or AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital, for $17 million. Fortissimo Capital paid us $1.0 million of the sale price in December 2007 and the remaining $16 million at the beginning of 2008. In addition, as part of the transaction, we entered into a three year license agreement with AAOD according to which AAOD will continue to sell products based on our platform in consideration of $3.0 million, to be paid quarterly over three years starting in 2008. We recorded a capital gain of $9.3 million in discontinued operations as a result of the transaction in 2007.

        In June 2008, we sold our 40% interest in Nextstep Infotech PVT. Ltd., or Nexstep, in consideration of $150,000. We recorded a capital loss of $61,000 as a result of the transaction in 2008.

        Our capital expenditures for the years ended December 31, 2006, 2007 and 2008 were approximately $1.0 million, $0.8 million and $0.7 million, respectively. These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

B.	BUSINESS OVERVIEW

Industry Overview

        In recent years the multiplication of enterprise applications has lead to a level of complexity of an enterprise’s information system that is obstructing business progress and evolution, reducing business agility and often resulting in multiple versions of similar data objects, such as customer records. We believe that one of the main challenges the modern enterprise faces today is “creating a single view of the truth,” which is the better way to make effective and relevant business decisions. Business integration is employed to facilitate this. Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises. Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly. Given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions. We recognized this trend and emerging need when we designed iBOLT.

        Another major evolution in enterprises is the trend of reusing IT assets, such as enterprise applications, which is driving the move towards service oriented architecture, or SOA. Due to the large investments in enterprise applications, such as ERP and CRM, on the one hand, and the accelerating business change, on the other hand, organizations need to find a way to continue to leverage and amortize their IT investments while increasing their ability to change business processes and support new ones. The software industry’s response is a new SOA, a new paradigm of application development, service oriented development architecture, and composite applications. Most of these involve metadata (which is data that describes other data, similar to a table of content describing a book), rather than traditional programming. We have developed and enhanced this paradigm over the last 20 years, and we believe that we have one of the largest installed-base of products employing such technology.

        Additionally, SaaS is becoming a well-established phenomenon in some areas of enterprise IT. It is growing into a mainstream option for software-based business solutions and will affect most of enterprise IT departments in the next three years in one way or another. It appears that SEAP is becoming a dominant player in the growing SaaS application industry. We are developing our technology to provide the functionality of a SEAP, as a result of the growing demand from application vendors to repackage their applications as a SaaS offering. In 2008, we were already recognized by independent industry analysts such a Gartner as one of the few vendors, providing a comprehensive application platform for SaaS and cloud computing.

General

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

        Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA, cloud computing and SaaS.

        We address the critical business needs of companies so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Our development paradigm is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

        Our technology, comprised of the iBOLT and uniPaaS solutions, is comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset stemming from the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

        Development communities are facing high complexity, cost and extended pay-back periods in order to deliver SaaS applications. uniPaaS and iBOLT provide ISV’s with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and decreasing time-to-market.

        With the launch of iBOLT, we started a process of expanding from the application development field to the business integration and process management fields, which are, presently converging, from a technology perspective, to the composite application field. Products for these fields require SOA, application integration capabilities, process management, orchestration capabilities, and information delivery capabilities. Our technology and products provide all of these capabilities.

        With the impending introduction of our SEAP, we expect to strengthen our position as a leading application platform provider opening the path for us to address the top-tier sector of the market. The increasing adoption of the SaaS delivery and business model requires the use of a new generation application platforms, which support the relevant functions required for SaaS deployment. We are one of the first vendors to offer such a platform. By leveraging the easy migration of applications between the different versions of our products, our MSPs have the potential to become among the first and most versatile sources of SaaS applications. Industry analysts as well as several of our major MSPs have recognized this, and we have begun to work with some of them in this context.

Our Products

The driving principles behind our technology are:

—	Focus on business logic rather than technological means using our tried and tested code-free approach;

—	Abstraction - to hide complexity and facilitate change;

—	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

—	Interoperability – to support business logic across multiple hardware and software platforms, operating systems and geographies.

        We offer two complementary products that address the wide spectrum of composite applications.

uniPaaS Application Platform

        The uniPaaS application platform was released during 2008 as the next generation of eDeveloper. uniPaaS was released in recognition of the growing market demand for RIA and SaaS. It features new functionality and extensions to our application platform, with the objective of enabling the development of RIA and SaaS applications. SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and operated in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA.

        uniPaaS is a comprehensive RIA platform which is also cloud enabled. It is the industry’s first RIA and SEAP that uses a single development paradigm to handle all client and server partitioning. uniPaaS offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or SaaS; and global or local. Our uniPaaS application platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers focus on their business requirements rather than technological means. uniPaaS’ single development paradigm significantly reduces the time and costs associated with the development and deployment of RIAs. In addition, application owners can leverage their initial investment when moving from full client mode to RIA and SaaS, and eventually modify these choices as the situation requires. Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. In addition, uniPaas is interoperable with .NET and Java technologies.

        uniPaaS can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset stemming from the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

iBOLT Business and Process Integration

        The iBOLT business integration suite is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. iBOLT allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, BPM, and SOA, infrastructure.

        iBOLT allows the seamless integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In 2008, we released iBOLT Version 3.0 and since then we have continued to develop the iBOLT channel and entered into agreements with additional SIs, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers.

        Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. We also offer special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP, JD Edwards or Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

Our Value Proposition

        Our technology and solutions are especially in demand when budgets are tight and time-to-market considerations are critical. Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Our development and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid integration of diverse applications, systems and databases to streamline business processes from within one comprehensive framework.

        We address the critical business needs of companies so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results.

        With uniPaaS, our unique, single development paradigm is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

        uniPaaS offers our customers – ISVs, SIs and enterprises the following benefits:

—	Time to Market. uniPaaS eliminates the difficulties and costs of developing distinct client and server paradigms and partitioning.

—	Total Cost of Ownership. When deployment is required uniPaaS automatically instructs the business logic to the various technical components, thus saving the need for human intervention or planning and enabling deployment at an unprecedented low cost of ownership.

—	Deployment Flexibility. Unique to the market, uniPaaS gives users the power to choose how they deploy their applications, whether full client or web, on-premise or on-demand, software or SaaS.

—	Scalability and Adaptability. uniPaaS enables application owners to move from full client mode to RIA and SaaS and back again as business situations and demands change.

—	Portability. uniPaaS can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform can also be deployed on other supported platforms.

—	Database Access and Technology Independence. Our technology can easily move data across platforms and convert the data from one database format to another.

—	Comprehensiveness. uniPaaS incorporates all aspects of the development and deployment process which usually requires organizations to buy and integrate multiple and diverse Server and Client paradigms.

—	Global Experience and Expertise. uniPaaS leverages 25 years of research and development, including applied customer experience and feedback.

        We believe that iBOLT offers our customers and partners the following benefits:

—	Time to Market. iBOLT has services, components and wizards that translate into a level of productivity between five and ten times greater than other technologies, ensuring that once an integration project is started, it finishes on time and on budget.

—	Cost Effectiveness. Many vendors design their business logic in a way that’s so complex; customers can barely use it. iBOLT’s graphical business flow editor allows users to easily and intuitively configure their business processes, ensuring that their end project is practical, usable and gives value for their money.

—	Comprehensiveness. iBOLT is a comprehensive integration technology stack, guaranteeing powerful and cost-effective integration for any business scenario.

—	Deployment Flexibility. iBOLT has a significant range of built-in certified and optimized adaptors to maximize the integration flexibility and intuitive use.

—	Scalability and Adaptability. iBOLT is used by hundreds of companies of every size in every vertical worldwide and is responsible for tens of millions of transactions every single day.

—	Global Experience and Expertise. iBOLT leverages 25 years of research and development, including applied customer experience and feedback. uniPaaS stands at the core of the iBOLT integration suite, from studio to its actual deployment.

—	Special editions of iBOLT with optimized adaptors are available to expand the capabilities of the most commonly used ERP and CRM packages, including SAP Business One, SAP Business All-in-One, SAP R/3, Salesforce.com, JD Edwards, IBM i Series, Lotus Notes, and HL7.

Our Strategy

        Our goal is to achieve a leadership position in the application platform and business integration markets. We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are to:

—	Develop and up-sell to our installed base and partner community by leveraging our solutions (uniPaaS, iBOLT and professional services);

—	Utilize connectivity/integration solutions (iBOLT based) in existing ecosystems (SAP, Salesforce.com, JD Edwards and OEMs) to enlarge our installed base;

—	Strengthen our alliance with SAP, Salesforce.com, Oracle JD Edwards and IBM i;

—	Develop additional alliances with leading application vendors and develop offerings and partner programs for their ecosystems, such as Oracle’s JD Edwards and Salesforce.com;

—	Focus on recruiting OEM partners that will incorporate our iBOLT integration technology into their product offerings;

—	Promote uniPaaS (RIA and SaaS platforms) into the mid- and upper-markets of both enterprises and ISVs;

—	Increase the number of software houses and ISVs that use uniPaaS to build their applications;

—	Focus our sales efforts on our core products, uniPaaS and iBOLT; and

—	Focus our efforts on further building a strong partner base of SIs, ISVs, distributors, resellers, OEMs and consulting partners of our core technologies.

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

        During 2008, we invested mainly in the development of the following products:

—	uniPaaS. During 2008, in response to customers’ needs and service requests, we released uniPaaS version 1.0 and later version 1.5, as well as service packs for current eDeveloper versions.

—	RIA Technology. This is a new technology of web based solutions. Based on eDeveloper browser client engine, we developed a new client module that provides full thin-client functionality using standard widgets. The advantage of the new technology is its ability to run on any .NET device, significantly reducing the cost of application management and operation. We are continuing to develop the technology targeting the SaaS market. We plan to release a version of uniPaaS with full SaaS capabilities during the first half of 2009.

—	A new version of iBOLT. iBOLT Version 3 was the main focus of the iBOLT development in 2008. The new version delivers a full range of new functionalities for the integration market as well as massive performance improvements. Some of the main functionalities include new data mapper, expression editor, user defined storages, resource management and component software development kit.

—	Intercompany iBOLT solution. In 2007 we developed a generic solution for inter-company synchronization with iBOLT Version 2.5. Some of the main functionalities include mail and HTTP synchronization, object management, synchronization process monitoring and more. We released the first version during the fourth quarter of 2007 and continue to improve the functionality of this product.

—	Hermes software. In 2007, we continued to develop the Hermes software solution for air cargo handling. HERMES Releases 3.1 and 3.2 incorporate new and advanced functionalities. HERMES Release 3.1 software is operating in full production. During 2008, HERMES Release 3.2 was launched by HERMES users in India, and Hermes Release 4.0 was deployed at a first air cargo center in Europe. During the first half of 2009, Hermes expects Release 4.0 to be launched by additional HERMES users in Europe and elsewhere.

—	In January 2009, we released the Data Replicator for Salesforce.com, a new addition to the iBOLT for Salesforce.com product line.

Vertical Solutions

        Two of our subsidiaries develop, market, and support vertical applications, cargo handling solutions and IT professional services.

        CoreTech Consulting Group LLC, our wholly-owned subsidiary, is an IT consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

        Hermes Logistics Technologies Ltd., (formerly Magic eCargo), our wholly-owned subsidiary, develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs. The Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, automated build-up of flights/manifesting, messaging to CARGO-IMP standards, customs clearance, weight and balance departure control systems, interfacing, scanning and verification of cargo, secured tracking and a comprehensive financial package for all aspects of billing and collecting fees.

Services

        Professional Services. We provide a broad range of consulting and software development project management services to customers developing, deploying and integrating distributed applications. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

        We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of uniPaaS and iBOLT projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners.

        Services are offered as separately purchased add-on packages or as part of an overall software development and deployment technology framework. Over the last several years, we have built upon our established global presence to form business alliances with our MSPs that use our technology to develop solutions for their customers, and distributors to deliver successful solutions in focused market sectors.

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

        We offer an online support system for the MSPs, which provides them with the ability to instantaneously enter, confirm and track support requests via the Internet. This system supports MSPs and end-users worldwide.

        Training. We conduct formal and organized training on our development tools. We develop courses, pertaining to our principal products, uniPaaS and iBOLT and provide trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training

Customers, End-Users and Markets

        We market and sell our products and services in more than 50countries worldwide. The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2006	2007	2008
	(In thousands)

Software sales	$18,788	$17,707	$20,913
Maintenance and technical support	11,531	12,605	14,530
Consulting services	22,252	28,116	26,537

Total revenues	$52,571	$58,428	$61,980

	Year ended December 31,
	2006	2007	2008
	(In thousands)

Israel	$4,307	$4,471	$4,760
Europe	21,713	24,916	25,359
United States	13,995	18,612	20,096
Japan	10,223	9,080	10,110
Other	2,333	1,349	1,655

Total revenues	$52,571	$58,428	$61,980

        Industries that are significantly represented by our partners include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications. Our uniPaaS and iBOLT technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are MSPs, including large SIs and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

        Among the thousands of customers running their business systems with our technology are the following: Access Data, Adecco, Adidas-Canada, Administar Services Group, AFC Worldwide Express, Allstate, Anglo-Canadian Housewares, Anritsu, Athlon Group, Boeing, Burger King, Carey International, City of Phoenix Police Department, Club Med, CBIA, Charlotte Country Court System, Compass Group PLC, Danish Ministry of Economic, Deka Bank, Deutsche Bank, DHL, Electricité de Strasbourg, Electra, Esmee Fairbairn Foundation, Fortis Assurances, Fujitsu-Ten, Euroclear, Europ Assistance Netherlands, Financial Times, FMRP, Fraport AG, GAP, GGD Amsterdam, Grange Insurance, Heller Bank AG, Hitachi, ING Commercial Finance, Johnson & Johnson, John Menzies, Kodak, Lord Corporation, Marconi Mobile, Merrill Lynch, Matsushita, Minolta, NEC, Nestle Nespresso, Nintendo, New York State Public Defenders Association, Online Trading Academy, OTOR, Paris Nord Villepinte Exhibition Center, Philip Morris, Primagas, Prestwick House, Rosenbauer, San Francisco Courts, Semeru, Sharp System Products, Sklar Peppler, TEVA, Title Solutions, Titan Software, Vadim Software, Vodafone, the United Nations, UPS, Victorinox, Vodafone, W3Com, Warren Board and Washington State.

Sales, Marketing and Distribution

        We market, sell and support our products through our own direct sales force as well as through a global channel-network of ISVs, SIs, value-added distributors and resellers, as well as OEM and consulting partners. Our own sales force is based in our regional offices in the United States, Japan, the United Kingdom, France, Germany, the Netherlands, Hungary, India and Israel, and through local distributors elsewhere, our channel-network is present in about 50 countries worldwide.

        Direct Sales. For uniPaaS, our direct sales force pursues enterprise accounts and software solution providers. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. iBOLT is mostly sold via indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

        At December 31, 2008, we had approximately 58 sales personnel including a team of 10 sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

        Indirect Sales. We maintain an indirect sales channel for iBOLT, through our ecosystem business relationships, as well as via SIs, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for uniPaaS through ISVs and SIs, who use our application platform to develop and deploy different applications selling them to their end-user customers. We carry out marketing activities with our indirect channels, and expect to see during 2009 an improved channel focus and programs.

        Distributors. In general, we distribute our products through local distributors in those countries where we do not have a sales office. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors are generally responsible for the localization of our software development technology and applications into their native language. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have approximately 13 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

        VARs. In general, we resell our products through VARs that extend their capabilities with our offerings. These include SAP VARs.

        Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our solutions offering. Among our activities we focus on online and viral marketing, PR and media relations, analyst relations, an extensive program of Internet-based webcasts, exhibitions, attendance at trade shows, fairs and exhibitions, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars. We conduct distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.

        In order to foster improved relationships with our channel partners, we periodically sponsor local events and other marketing programs and activities. On our corporate Internet website, we host an online solutions directory, which highlights applications developed and offered by our partners, and an information sharing section, which enables our partners to participate alongside our representatives at trade shows and conferences. Furthermore, we expect to have an effective partner portal aired during 2009 as well as our Developers Network where all developers using our software can exchange ideas, learn best practices and hear recent tips for more effective use of our technology and more.

        iBOLT Ecosystems. The important ecosystem businesses pursued by us to date include:

—	SAP. During 2004, we entered into a partnership with SAP that focused on providing a special edition of iBOLT as a collaboration platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses. Our iBOLT Special Edition was accepted by the SAP community with enthusiasm, and our company was awarded by SAP the ISV Partner Leadership in Innovation 2005 award, in 2006 we were awarded the SAP Software Solution Partner Quality Excellence Award, and in 2007 we were awarded the SAP global award for SAP Business One Global Solution Partner Award for Leadership in Innovation. Our iBOLT Special Edition partner program is endorsed by over 230 SAP Business One partners across the globe that have signed a partnership agreement with us and have become a significant new addition to the Magic partner community. In the beginning of 2007, we announced a new iBOLT Special Edition for SAP R/3 ERP software and we received SAP’s xAPPS certification. In addition to the direct economic impact of iBOLT sales, we are experiencing the following benefits that arise from our partnership with SAP: (i) recognition and validation of our technology as a mainstream player in the business integration and composite application development domains; (ii) privileged access to a pre-qualified partner community that can also employ iBOLT in non-SAP related projects; and (iii) revitalization of our partner community, by offering them access to the SAP Partner Program and branding of their existing applications.

—	IBM. In March 2007, we qualified for the IBM Business Partner SOA Specialty. For this specialty, IBM selects business partners who market SOA content, services, or both that demonstrate compatibility with or complement the IBM SOA Foundation products, who endorse the IBM SOA strategy, and whose marketing activities IBM determines to be in agreement with its own. We offer SOA capabilities in the System i (iSeries / AS/400) market and we qualified for this specialty with respect to one of our SOA projects. Our technology allows IBM i users to better utilize the value of their legacy systems and integrate them with different applications in their organization to maximize the return on their existing investments.

—	Salesforce.com. In late 2007, we joined the partner program of Salesforce.com and became AppExchange certified. This enables us to address the Salesforce.com ecosystem and introduce our iBOLT for Salesforce.com to its partners and customers. Since then, we have participated in Salesforce.com’s regional Success Tours, Tour-de-Force events, as well as launched our iBOLT for Salesforce.com at Dreamforce Europe 2008 in May in London, and participated at Dreamforce U.S. in November 2008, where we released the advanced version of iBOLT for Salesforce.com. We have signed partnerships and already implemented our solutions with customers in the United Kingdom, the United States and Israel.

—	Oracle JD Edwards. Since late 2006 we have been very active in Oracle’s JD Edwards ecosystem, including JD Edwards Enterprise One and JD Edwards World, offering a special edition of iBOLT called JDE Connect. We have sponsored and participated in a range of annual events including Oracle OpenWorld and Oracle Collaborate. We have recruited more than 12 partners and in 2008, we won a number of customer deals and increased our JD Edwards business.

Competition

        The markets for our uniPaaS and iBOLT technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to intensify in the future. The enhancement of the SaaS market increases the competition in these areas, and one of our competitors even claims to offer a fully automated eDeveloper conversion process, converting eDeveloper based applications to .NET based applications. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to other players and to our competitors.

        With the introduction of uniPaaS in mid 2008, we further shifted our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the application platform and web oriented architecture market. Our current competitors include Cordys, IBM, Microsoft, Oracle, Pegasystems, Progress, Fiorano, Intersystems, Sun, Ultimus, and Unify. In the iBOLT integration market, our competitors include Microsoft BizTalk, Informatica, TIBCO and Software AG. Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter they may also compete with us.

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

        Our trademark rights include rights associated with our use of our trademarks, and rights obtained by registration of our trademarks. We have obtained trademark registrations in South Africa, Canada, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, Japan, the United Kingdom and the United States. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We do not believe that patent laws are a significant source of protection for our products. We have registered a copyright for our software in the United States and Japan. Also, we have registered copyrights for some of our manuals in the United States and have acquired an International Standard Book Number (ISBN) for some of our manuals. Our copyrights expire 70 years from date of first publication.

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

        Emblaze, an Israeli company traded on the London Stock Exchange (LSE: BLZ), has a 51.7% controlling interest in our controlling shareholder Formula Systems, an Israeli company (NASDAQ: FORTY). Formula Systems beneficially owns 58.2% or our outstanding ordinary shares. Formula Systems is an international IT company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

        The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage

Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	United States	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd.	Spain	100%
Coretech Consulting Group Inc.	United States	100%
Coretech Consulting Group LLC	United States	100%
Magic Software Enterprises (Israel) Ltd.	Israel	100%
Magic Software Enterprises Italy S.r.l.*	Italy	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	90.48%

* In March 2009 a liquidator was appointed for Magic Software Enterprises Italy S.r.l.

D.	PROPERTY, PLANTS AND EQUIPMENT

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

        Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Houten, the Netherlands; and Bracknell, United Kingdom. The aggregate annual cost for such facilities was $1,198,000 in the year ended December 31, 2008.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

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

Background

        We were incorporated under the laws of Israel in February 1983 and began operations in 1986. Our ordinary shares have been listed on the NASDAQ Global Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange. We develop market, sell and support an application platform and business and process integration solutions. We have 16 wholly-owned subsidiaries, incorporated in the United States, Europe, Asia and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and one of our subsidiaries provides software consulting services.

Overview

        We develop market, sell and support uniPaaS, an application platform for software development and deployment, and iBOLT, a platform for business integration and BPM. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

        As a leading IT technology innovator, we have over 25 years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications. Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our technology for business integration, iBOLT, to customers of specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications. We refer to these vendor-centered market sectors as ecosystems.

        During 2008, we generated cash flows from operations of $7.7 million and repaid $3.6 million of short-term credit and long-term loans. Our cash and cash equivalents, together with our investments, were $32.6 million as of December 31, 2008, compared with $16.4 million at the end of 2007. However, during the second half of 2008, it became apparent that global economic conditions had deteriorated and that we are in the midst of a global economic downturn. Specifically, the economic downturn that began in the United States had spread, initially to our customers in our European and Japanese markets and later to our customers in other geographical areas. We believe that it is likely that this economic downturn will persist; however, we cannot predict its severity or duration. We believe that our strong cash position, our solid balance sheet and our financing capabilities all provide a key competitive advantage and collectively will enable us to be well positioned to manage our business through the economic downturn.

Strategy and Focus Areas

        Based on our experience with managing through economic downturns in the past, we have developed a multifaceted strategy for addressing the current economic downturn that involves the following:

—	Vision and strategy. Our vision of how the industry will evolve is being driven by SOA, RIA and SaaS. This transition appears to be occurring as we expected. We believe that our technology will allow us to move into market adjacencies with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures to enable our customers’ objectives.

—	Resource management and realignment. During the first quarter of 2009, we continued to realign resources to better focus on our priorities. During 2009, we plan to continue this realignment and at the same time reduce our expenses.

—	Implementation of our strategy. During the economic downturn, we will attempt to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery occurs.

—	As we have done in the past, we will attempt to use the current economic downturn as an opportunity to expand our share of our customers’ information technology spending and to continue moving into product adjacencies. Our approach of aiming to achieve balance across products and services, customer markets and geographic areas contributed to the growth we experienced in past quarters. We have delivered several new products recently, and we are pleased with the breadth and depth of our innovations and the impact that we believe these innovations will have on our long-term prospects. We believe that our strategy and our ability to innovate and execute may enable us to improve our relative competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

Significant Revenues and Expenses

        Revenues. Revenues consist from sales of software, maintenance and technical support and consulting services. Revenues may continue to be affected by factors including the current global economic downturn and related market uncertainty, which so far has resulted in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; high fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

        Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs royalties and licenses payable to third parties, as well as amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs. Cost of revenues continue to be affected by changes in the mix of revenues sold; price competition; sales discounts and increases in labor costs. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services, the timing of technical support service contract initiations and renewals, and the timing of our strategic investments in headcount and resources to support this business.

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

        The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2006	2007	2008
	(U.S. dollars in thousands)

Gross research and development costs	$5,944	$5,743	$4,927
Less capitalized software development costs	(3,482)	(3,027)	(2,577)

Research and development expenses, net	$2,462	$2,716	$2,350

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

        Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are converted into dollars in accordance with the principles set forth in Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standard, or SFAS, No. 52. The majority of our sales are made outside of Israel and a substantial part of them are in dollars. In addition, substantial portions of our costs are incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are converted using the foreign exchange rate at the balance sheet date. Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Operational accounts have been translated using the average exchange rate for the period. The resulting translation adjustments are reported as a component of shareholders’ equity in accumulated other comprehensive income (loss).

Critical Accounting Policies and Estimations

        We have identified the policies below as critical to the understanding of our financial statements. The preparation of our consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and the related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below. We base our judgments on our experience and various assumptions that we believe are reasonable.

Revenue Recognition

        We derive our revenues mainly from licensing the rights to use our software, maintenance and technical support and professional services. We sell our products primarily through direct sales force and indirectly through distributors.

        We account for our software sales in accordance with Statement of Position, or SOP, No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions,” referred to together as SOP 97-2. Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

        As required by SOP 97-2, we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

        We generally do not grant a right of return to our customers. When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

        Revenue from consulting services consists of billable hours for services provided, recognized as the services are rendered.

        Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting based on SOP No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts,” or SOP 81-1, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2006, 2007 and 2008, no such estimated losses were identified.

        When consulting services are not considered essential, the revenues allocable to the consulting services are recognized as the services are performed. In most cases, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

        Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Capitalization of software development costs

        Certain software development costs are capitalized subsequent to the establishment of technological feasibility in accordance with FASB SFAS, No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Based on our product development process and that of our subsidiaries, technological feasibility is established upon completion of a detailed program design and a working model.

        Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

        Significant costs incurred by us and our subsidiaries between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

        Capitalized software costs are amortized on a product by product basis, by the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2006, 2007 and 2008, no impairment losses have been identified.

Goodwill

        Goodwill and intangible assets with an indefinite useful life are no longer amortized but are subject to annual impairment tests based on estimated fair value in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets,” or SFAS No. 142. We conduct our annual test of impairment for goodwill in December of each year. In addition we test for impairment periodically whenever events or circumstances occur subsequent to our annual impairment tests that indicate that the asset might be impaired. Indicators we consider important which could trigger an impairment include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of acquired assets or the strategy for our overall business, significant negative industry or economic trends, a significant decline in our stock price for a sustained period and our market capitalization relative to net book value.

        As of December 31, 2008, we had two reporting units. Goodwill attributable to each of the reporting units is measured separately. The first step of the goodwill impairment test compares the carrying value of each reporting unit with its fair value on that date. We determined the fair value of each of our reporting units using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates our fair value at this time. The aggregate fair value of the two reporting units was reconciled to our market capitalization based on the share price of our ordinary share as of December 31, 2008, including estimated control premium that an investor would be willing to pay for controlling interest in us. A key assumption used in the calculation of our fair value based on market capitalization was the consideration of a control premium. We reviewed industry premium data and determined an appropriate control premium for our analysis based on the average of any premium received in transactions over the past several months.

        Significant estimates used in the discounted cash flow model include projections of revenue growth, net income margins, discount rate, and terminal business value. The forecasts of revenue growth and net income margins are based upon management’s long-term view of the business and are used by senior management and the Board of Directors to evaluate operating performance. The discount rate utilized was estimated using our weighted average cost of capital. The terminal business value was determined by applying a growth factor to the latest year for which a forecast exists. Since the fair value of the reporting units exceeded their carrying amount, no impairment was identified in 2006, 2007 and 2008.

        Subsequent to December 31, 2008, our share price has declined. The decline is consistent with overall market conditions and is not a result of changes in our expectations of future cash flows. We will continue to monitor our market capitalization and expectations of future cash flows and will perform impairment testing if deemed necessary.

Other Intangible Assets

        Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations are amortized on a straight line basis over a period of five years. As of December 31, 2008, such assets have been fully amortized.

Impairment of long-lived assets

        We review our long-lived assets for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” or SFAS No. 144, whenever a sale event or change in circumstances indicates that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the years ended December 31, 2007 and 2008, no impairment indicators have been identified.

        In 2006, our board of directors approved a comprehensive global restructuring plan in connection with which we wrote off certain intangible assets following a determination that the assets were impaired. As a result, we recorded a $309,000 impairment charge for the year ended December 31, 2006. See Note 15c to our consolidated financial statements.

Marketable Securities

        We account for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” or SFAS No. 115. Our management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net.

        In accordance with our policy and FASB Staff Position No. FAS 115-1 and SAB Topic 5M, “The Meaning of Other-Than-Temporary Impairment and It’s Application to Certain Investments,” we recognize an impairment charge when a decline in the fair value of our investments below the cost basis is determined to be other-than-temporary. Factors we consider to determine whether to recognize an impairment charge include our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers.

        During 2008, we recorded a $131,000 other than temporary impairment of marketable securities. Our ongoing consideration of these factors could result in additional impairment charges in the future, which could adversely affect our net income.

Stock-based compensation

        We account for stock-based compensation in accordance with FASB SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R). SFAS 123(R) requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operation. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures. We used the Black-Scholes option-pricing model through December 31, 2006 and use the Binomial option-pricing model for options granted after such date.

Contingencies

        We are, from time to time, subject to claims arising in the ordinary course of our business, including claims relating to product liability, employees, suppliers and public authorities. In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will be able to defend against the claim successfully. When we believe that it is probable that we will not prevail in a particular matter, we estimate the amount of liability based, in part, on advice of legal counsel.

Allowance for doubtful accounts

        We maintain an allowance for doubtful accounts for losses that may result from the failure of our customers to make required payments. We estimate this allowance based on our judgment as to our ability to collect outstanding receivables. We form this judgment based on an analysis of significant outstanding invoices, the age of the receivables, our historical collection experience and current economic trends. If the financial condition of our customers were to deteriorate, resulting in their inability to make payments, we would need to increase the allowance for doubtful accounts.

Discontinued operations

        We recorded the results of the sale of AAOD in December 2007 and the liquidation of one of our subsidiaries as discontinued operations, according to Exhibit 03-13A of FASB Emerging Issues Task Force No. 03-13, or EITF 03-13, which applies to par. 42 of FASB SFAS 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Under Exhibit 03-13A of EITF 03-13, in order to record a disposed activity as a discontinued operation, the activity must meet all of the following criteria:

—	The activity needs to be qualified as a "component of an entity"; and

—	The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported as a discontinued operation if both of the following conditions are met:

(i) The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the transaction

(ii) The entity will not have any significant continuing involvement in the operations of the component after the transaction.

        According to Exhibit 03-13A of EITF 03-13, activities that meet the foregoing requirements are classified as a discontinued operation for all presented periods.

Accounting for income tax

        We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” or SFAS No. 109. This Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

        On January 1, 2007, we adopted FIN 48, “Accounting for Income Taxes,” or SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No.109 and SFAS No. 5 “Accounting for Contingencies,” or SFAS No. 5.

        We recognize accrued interest related to unrecognized tax benefits in tax expense. Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties. We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have already been reflected in the financial statements. We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods. While we believe the resulting tax balances as of December 31, 2007 and 2008 are appropriately accounted for in accordance with FIN 48 and SFAS No. 109, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

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

        As a result of the adoption of FIN 48, we recorded a charge of $530,000 in our accumulated deficit for the year ended December 31, 2007. We recorded a tax expense of $50,000 and $16,000 for the years ended December 31, 2007 and 2008, respectively.

        Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. We have not recorded any material interest or penalties during 2007 and 2008.

Results of Operations

        The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2006	2007	2008

Revenues:
Software	35.7%	30.3%	33.7%
Maintenance and technical support	21.9	21.6	23.5
Consulting services	42.4	48.1	42.8

Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	10.3	7.8	7.9
Maintenance and technical support	5.5	2.7	3.7
Consulting services	32.1	36.3	32.2

Total cost of revenues	47.9	46.8	43.8

Gross profit	52.1	53.2	56.2

Operating costs and expenses:
Research and development, net	4.7	4.7	3.8
Selling and marketing,	29.9	26.6	28.0
General and administrative	26.2	19.7	17.5

Restructuring and impairment	4.1	-	-

Total operating expenses, net	64.9	51.0	49.3

Operating income (loss)	(12.8)	2.2	6.9

Financial income, net	0.7	0.3	0.7

Other income, net	0.5	0.3	-

Income (loss) before taxes on income	(11.6)	2.8	7.6
Taxes on income	0.6	0.6	0.3
Equity in earnings (losses) of affiliates	(0.0)	(0.2)	0.0
Minority interest in (earnings) losses of
consolidated subsidiaries	0.2	0.0	0.0

Net income (loss) from continued operations	(12.0)	2.0	7.3

Net income from discontinued operations	2.5	19.6	-

Net income (loss)	(9.5)	21.6	7.3

Year Ended December 31, 2008 Compared With Year Ended December 31, 2007

        Revenues. Revenues in 2008 increased by 6% from $58.4 million in 2007 to $62.0 million in 2008. License revenues increased by 19% from $15.0 million in 2007 to $17.9 million in 2008, as a result of uniPaaS and iBOLT sales to new customers. Revenues from sales of applications increased by 11% from $2.7 million in 2007 to $3.0 million in 2008, primarily due to sales of additional licenses to current customers. Revenues from maintenance and technical support increased by 15% from $12.6 million in 2007 to $14.5 million in 2008, as a result of the increased maintenance and support services that we provided to existing and new customers consistent with the increase in license sales. Revenues from consulting and other services decreased by 5% from $28.1 million in 2007 to $26.6 million in 2008, as a result of the advancement of a number of customers’ projects to production stage, consequently reducing the technology consulting needs of these customers. Based on the decline in our business that we began to experience in the fourth quarter of 2008, we anticipate that our revenues may decline on a year-over-year basis in 2009.

        Cost of Revenues. Cost of revenues decreased by 1.0% from $27.3 million in 2007 to $27.1 million in 2008. Cost of revenues for licenses decreased by 3% from $3.3 million in 2007 to $3.2 million in 2008, due to a decrease in amortization of capitalized software development expenses from $2.5 million in 2007 to $2.4 million in 2008. Cost of revenues for applications increased by 31% from $1.3 million in 2007 to $1.7 million in 2008, consistent with the increase in application revenues. Cost of revenues for maintenance and technical support increased by 38% from $1.6 million in 2007 to $2.2 million in 2008, consistent with the increase in maintenance and technical support revenues. Cost of revenues for consulting and other services decreased by 6% from $21.2 million in 2007 to $20.0 million in 2008, consistent with the decrease in consulting and other services revenues. Cost of revenues for the years ended December 31, 2007 and 2008 includes $35,000 and $20,000, respectively, of stock-based compensation recorded under FASB SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R).

        Gross Profit. Gross profit in 2008 was 56.2% compared to gross profit of 53.2% in 2007. The improvement in gross profit was mainly a result of the increase in license sales, which have a high gross profit margin, and cost savings that we implemented that improved the gross profit margin from professional services.

        Research and Development Expenses, Net. Total research and development expenses decreased by 14% from $5.7 million in 2007 to $4.9 million in 2008.  Net research and development expenses decreased by 15% from $2.7 million in 2007 to $2.3 million in 2008. In 2008, we capitalized $2.6 million of software development costs, compared to $3.0 million in 2007. The decrease in total research and development expenses in 2008 was due to a decrease in the number of our research and development department personnel. Net research and development expenses as a percentage of revenues in 2008 was 4% compared with 5% in 2007. Research and development expenses for the years ended December 31, 2007 and 2008 include $47,000 and $13,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Selling and Marketing Expenses. Selling and marketing expenses increased by 12% from $15.6 million in 2007 to $17.4 million in 2008. The increase in selling and marketing expenses is primarily attributable to the appreciation of the Japanese Yen against the U.S. dollar in 2008, which adversely affected the U.S. dollar value of our Japanese Yen denominated expenses and the reclassification of certain employees between departments, which resulted in an increase in selling and marketing personnel in 2008. Selling and marketing expenses for the years ended December 31, 2007 and 2008 include $132,000 and $112,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        General and Administrative Expenses. General and administrative expenses decreased by 5% from $11.5 million in 2007 to $10.9 million in 2008. The decrease in general and administrative expenses is primarily attributable to the depreciation of the Euro against the U.S. dollar in 2008, which positively affected the U.S. dollar value of our Euro denominated expenses and the reclassification of certain employees between departments, which resulted in a decrease in general and administrative personnel in 2008. General and administrative expenses for the years ended December 31, 2007 and 2008 include $220,000 and $99,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Financial Income, Net. Financial income, net increased from $0.2 million in 2007 to $0.4 million in 2008. The increase in financial income, net was primarily due to an increase in interest income as a result of increased cash and cash equivalents.

        Other Income, Net. We recorded other income of $0.3 million and $0.1 million in 2007 and 2008, respectively, relating to the sale of CarPro System Ltd.‘s intellectual property, related assets and eDeveloper licenses.

        Taxes on Income. We recorded taxes on income of $0.4 million in 2007 compared to $0.2 million in 2008. Taxes on income are primarily attributable to taxes incurred in Europe and the United States. Most of our subsidiaries have accumulated carryforward losses for tax purposes.

        Equity in Earnings (Losses) of Affiliates. Prior to the sale of our 40% ownership interest in Nextstep in June 2008, we recognized income and loss from the operations of Nextstep. In 2008, we recorded equity in losses of affiliates of $8,000 compared to equity in losses of affiliates of $86,000 in 2007. As a result of the sale of our interest in Nextstep in June 2008, we recorded a loss of $61,000 in 2008.

        Minority Interest in Earnings (Losses) of Subsidiaries. Minority interest in earnings (losses) of subsidiaries represents the minority shareholders’ share of the earnings or losses of CarPro Systems Ltd. In 2007, we recorded a loss of $22,000 relating to the minority interest in earnings of CarPro Systems Ltd. We did not record a minority interest in the earnings (losses) of subsidiaries in 2008 as CarPro Systems was not active in 2008.

        Net Income (Loss) from Continued Operations. We recorded net income of $1.1 million from continued operations in 2007 compared to net income of $4.5 million from continued operations in 2008. The increase in net income in 2008 is mainly attributable to the increase of licenses sales, maintenance and support and improved profitability.

        Net Income from Discontinued Operations. In 2007, we recorded $11.5 million net income from discontinued operations relating to our former wholly-owned subsidiary, AAOD, which we sold in 2007, and to our Italian subsidiary, which ceased to be active in 2007. The net income from discontinued operations in 2007 consists of a $9.3 million capital gain resulting from the sale of AAOD and $2.9 million net income from the operations of AAOD, offset in part by a $0.7 million loss from the operations of our Italian subsidiary. We did not record net income from discontinued operations in 2008.

Year Ended December 31, 2007 Compared With Year Ended December 31, 2006

        Revenues. Total revenues increased by 11% to $58.4 million in 2007 from $52.6 million in 2006. License revenues decreased by 5% to $15.0 million in 2007 from $15.8 million in 2006. Application revenues decreased by 7% to $2.7 million in 2007 from $2.9 million in 2006, primarily due to our efforts to decrease sales to third parties. Revenues from maintenance and technical support increased by 10% to $12.6 million in 2007 from $11.5 million in 2006, as a result of increased maintenance and support services that we provided to existing customers. Revenues from consulting and other services increased by 27% to $28.1 million in 2007 from $22.2 million in 2006, as a result of customers upgrading to eDeveloper V10 and due to the growth of our IT consulting subsidiary.

        Cost of Revenues. Cost of revenues increased by 8% to $27.3 million in 2007 from $25.2 million in 2006. Cost of revenues for licenses decreased by 6% to $3.3 million in 2007 from $3.5 million in 2006, consistent with the decrease in licenses sales. These costs include the amortization of capitalized software development assets in the amount of $2.5 million in 2007 and $3.6 million in 2006. Cost of revenues for applications decreased by 32% to $1.3 million in 2007 from $1.9 million in 2006, primarily as a result of decrease in sales to third parties. Cost of revenues for maintenance and technical support decreased by 45% to $1.6 million in 2007 from $2.9 million in 2006, primarily due to cost saving resulting from the implementation of our restructuring plan. Cost of revenues for consulting and other services increased by 25% to $21.2 million in 2007 from $16.9 million in 2006, consistent with the increase in consulting and other services revenues. Cost of revenues for the years ended December 31, 2006 and 2007 includes $0 and $35,000, respectively, of stock-based compensation recorded under FASB SFAS No. 123 (revised 2004), “Share-Based Payment,” or SFAS No. 123(R).

        Gross Profit. Gross profit in 2007 was 53.2% compared to gross profit of 52.1% in 2006. The improvement in gross profit was due to cost saving resulting from the implementation of our restructuring plan and improved gross profit margin from professional services.

        Research and Development Expenses, Net. Total research and development expenses decreased by 3% to $5.7 million in 2007 from $5.9 million in 2006. Net research and development expenses increased by 8% to $2.7 million in 2007 from $2.5 million in 2006. In 2007, we capitalized $3.0 million of software development costs, compared to $3.4 million in 2006. The decrease in total research and development expenses in 2007 was due to a decrease in the number of employees in our research and development personnel. Net research and development expenses as a percentage of revenues remained consistent at 5% in 2007 and 2006. Research and development expenses for the years ended December 31, 2006 and 2007 include $0 and $47,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Selling and Marketing Expenses, Net. Selling and marketing expenses decreased slightly to $15.6 million in 2007 from $15.7 million in 2006. Marketing and selling expenses for the years ended December 31, 2006 and 2007 include $0 and $132,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        General and Administrative Expenses. General and administrative expenses decreased by 17% to $11.5 million in 2007 from $13.8 million in 2006. The decrease in general and administrative expenses is primarily attributable to cost saving as a result of the implementation of our restructuring plan. General and administrative expenses for the years ended December 31, 2006 and 2007 include $27,000 and $220,000, respectively, of stock-based compensation recorded under SFAS No. 123(R).

        Restructuringand impairment expenses. In the third quarter of 2006, we announced a restructuring and impairment plan primarily to reduce our costs and improve profitability. Total restructuring and impairment expenses in 2006 were $2.2 million, a significant portion of which was attributable to severance payments. We did not record any restructuring and impairment expenses in 2007.

        Financial Income, Net. Financial income, net decreased from $0.3 million in 2006 to $0.2 million in 2007, primarily due to the appreciation of certain currencies in which we held assets or to which assets were tied, against the U.S. dollar in 2007, which adversely affected the U.S. dollar value of such assets.

        Other Income, Net. We recorded other income of $0.3 million in 2007 and $1.2 million in 2006 relating to the sale of CarPro System Ltd.‘s intellectual property, related assets and eDeveloper licenses.

        Taxes on Income. We recorded taxes on income of $0.4 million in 2007 compared to $0.3 million in 2006. Taxes on income are primarily attributable to taxes incurred in Europe and the United States. Most of our subsidiaries have accumulated carryforward losses for tax purposes.

        Equity in Earnings (Losses) of Affiliates. Prior to the sale of our 40% ownership interest in Nextstep in June 2008, we recognized income and loss from the operations of Nextstep. In 2007, we recorded equity in losses of affiliates of $86,000, while we recorded equity in earnings of affiliates of $15,000 in 2006.

        Minority Interest in Earnings (Losses) of Subsidiaries. Minority interest in earnings (losses) of subsidiaries represents the minority shareholders’ share of the earnings or losses of CarPro Systems Ltd. In 2007, we recorded a loss of $22,000 relating to the minority interest in earnings of CarPro Systems Ltd. compared to income of $71,000 in 2006 relating to the minority interest in losses of CarPro Systems Ltd.

        Net Income (Loss) from Continued Operations. We recorded $6.3 million net loss from continued operations in 2006 compared to $1.1 million net income from continued operations in 2007.

        Discontinued Operations. In 2007, we recorded $11.5 million net income from discontinued operations relating to our former wholly-owned subsidiary AAOD, which we sold in 2007, and to our Italian subsidiary, which ceased to be active in 2007. The net income from discontinued operations in 2007 consists of a $9.3 million capital gain resulting from the sale of AAOD and $2.9 million net income from the operations of AAOD, offset in part by a $0.7 million loss from the operations of our Italian subsidiary. In 2006 we recorded $1.3 million net income from discontinued operations relating to AAOD and our Italian subsidiary. The net income from discontinued operations in 2006 consists of $1.7 million net income from the operations of AAOD, offset in part by a $0.4 million loss from the operations of our Italian subsidiary.

Impact of Currency Fluctuations and of Inflation

        Our financial statements are stated in U.S. dollars, our functional currency. However, a substantial portion of our revenues and costs are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition. The depreciation of such other currencies in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in those other currencies (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in such other currencies or receivables payable in such other currencies (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in such other currencies would increase. Conversely, the appreciation of any currency in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.

        In addition, while we incur a portion of our costs in NIS, the U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

        Because exchange rates between the NIS, Euro, Japanese yen, and the British pound and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

        The following table sets forth, for the periods indicated, (i) devaluation or appreciation of the U.S. dollar against the most important currencies for our business, the NIS, Euro, Japanese yen, the British pound; and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2004	2005	2006	2007	2008

New Israeli Shekel	(4.9)%	6.8%	2.0%	9.9%	1.2%
Euro	1.0%	(1.0)%	4.2%	11.7%	(5.3)%
Japanese Yen	(2.4)%	(0.3)%	(7.6)%	6.2%	23.1%
British Pound	2.1%	2.1%	6.4%	2.2%	(27.2)%
Israeli Consumer Price Index	1.2%	2.4%	(0.1)%	3.4%	3.8%

Conditions in Israel

        We are incorporated under the laws of, and our principal executive offices and most of our research and development facilities are located in, the State of Israel. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

        Israeli companies are subject to “company tax” on their taxable income. The applicable rate was 27% in 2008, was reduced to 26% in 2009 and will be further reduced to 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “approved enterprise” (as further discussed below), may be considerably less.

        Eight investment programs at our facility in Or Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax of 25%. However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

        On April 1, 2005, an amendment to the Investment Law came into effect that has significantly changed the provisions of the Investment Law. The amendment limits the scope of enterprises which may be approved by the Investment Center of the Ministry of Industry and Trade of the State of Israel, or the Investment Center, by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of the approved enterprise’s income will be derived from export. Additionally, the amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

        However, the April 2005 amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the April 2005 amendment. As a result of the amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2008, we did not generate income under the provision of the amended Investment Law.

        As of December 31, 2008, our net operating loss carry-forwards for Israeli tax purposes was approximately $40.6 million. Under current Israeli tax laws, operating loss carry forwards do not expire and may be offset against future taxable income. As of December 31, 2008, our subsidiaries in Europe and Japan had estimated total available tax loss carry-forwards of $10.8 million and $2.3 million, respectively, which may be offset against future taxable income for 15 to 20 years, and two years, respectively.

        We received final tax assessments for the years 1997 to 2002 from the Israeli tax authorities and have submitted an appeal to the District Court of Tel Aviv-Jaffa with respect to such tax assessments. As of March 2009, one open issue remains to be settled by the court (see Item 8.A, “Financial Information – Consolidated Statements and Other Financial Information”), while all other issues were resolved with no additional taxes to be paid by us. Our management believes, based on the advice of its legal advisors, that the probability of an unfavorable outcome to our company on this matter is remote, therefore no provision was provided in the financial statements in respect of this matter.

Recently Issued Accounting Standards

        In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,”or SFAS 141R. SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We believe that the impact of SFAS 141R on our consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

        In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” or SFAS 160. SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. We do not expect that the adoption of SFAS 160 will have a significant impact on our consolidated financial statement.

        In April 2008, the FASB issued FASB Staff Position, or FSP, FAS 142-3, “Determination of the Useful Life of Intangible Assets,” or FSP FAS 142-3. FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP FAS 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. We believe that the adoption of FPS FAS 142-3 will not have impact on our consolidated financial statement.

        In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157,” or FSP FAS 157-2, to delay the effective date of FASB SFAS 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB SFAS 159. FSP FAS 157-2 defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. We do not expect the adoption of SFAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually), to have a material impact on our financial position, results of operations or cash flows.

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

        On December 30, 2007, we entered into an agreement, to sell our wholly-owned subsidiary, AAOD, a Florida corporation, that develops and markets application software targeted at the long-term care industry, to Fortissimo Capital, for $17 million. We received $1.0 million of the sale proceeds in December 2007 and $16.0 million at the beginning of 2008. We recorded a capital gain of $9.3 million as a result of the transaction in 2007.

        In June 2008, we sold our 40% interest in Nextstep in consideration of $150,000. We recorded a capital loss of $61,000 as a result of the transaction in 2008.

        As of December 31, 2008, we had approximately $32.6 million in cash and cash equivalents and working capital of approximately $33.8 million, compared to $16.4 million in cash and cash equivalents and working capital of approximately $28.7 million at December 31, 2007.

        As of December 31, 2008, our accumulated debt was approximately $180,000, comprised of $178,000 of long-term loans (including current maturities) and $2,000 of short term credit, compared to approximately $3.8 million as of December 31, 2007, comprised of $202,000 of long-term loans (including current maturities) and $3.6 million of short-term credit. The decrease is mainly attributable to the repayment of short-term credit in 2008.

        We do not currently have significant capital spending or purchase commitments; however we anticipate a moderate decrease in capital expenditures and lease commitments during 2009 consistent with our anticipated level of operations, infrastructure and personnel. We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

        In light of the challenging conditions in the financial markets over the last several months, we have been more proactively managing our cash equivalents and fixed income portfolio. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding A. A majority of our investments are priced by pricing vendors and our fixed income and publicly traded equity securities are classified as Level 1 investments, as measured under FASB SFAS 157, as these vendors either provide a quoted market price in an active market or use observable inputs.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2006	2007	2008
	(U.S. dollars in thousands)

Net income (loss) from continuing operation	$(6,326)	$1,143	4,508
Adjustments to reconcile net income (loss) from continuing
operations to net cash provided by operating activities from
continuing operations:	9,764	8,073	3,186
Net cash provided by operating activities from continuing operation	3,438	9,216	7,694
Net cash provided by (used in) operating activities from
discontinued operation	393	(1,656)	(21)
Net cash provided by operating activities	3,831	7,560	7,673
Net cash provided by (used in) investing activities	(5,185)	(2,391)	11,266
Net cash provided by (used in) financing activities	678	(756)	(3,371)
Effect of exchange rate changes on cash and cash equivalents	(272)	(375)	(458)
Increase in cash and cash equivalents from continuing operation.	693	5,243	15,131

        Net cash provided by operating activities was approximately $7.7 million for the year ended December 31, 2008, compared to approximately $7.6 million for the year ended December 31, 2007 and approximately $3.8 million for the year ended December 31, 2006. Net cash provided by operations in 2008 consists primarily of our ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable. Net cash provided by operations in 2007 consists primarily of net income adjusted for non cash activity, including stock-based compensation expenses, depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable and a decrease in other accounts receivable and prepaid expenses. Net cash provided by operations in 2006 consists primarily of net income adjusted for non cash activity, depreciation and amortization of our capitalized research and development assets, an increase in accrued expenses and other accounts payable, a decrease in other accounts receivable and prepaid expenses and a decrease in trade receivables.

        Net cash provided by investing activities was approximately $11.3 million for the year ended December 31, 2008, compared to net cash used in investing activities of approximately $2.4 million and $5.2 million for the years ended December 31, 2007 and 2006, respectively. Net cash provided by investment activities in 2008 is primarily attributable to proceeds received from the sale of our wholly owned subsidiary AAOD, as well as proceeds of $150,000 from the sale of Nextstep, offset by capitalized software development costs, the purchase of property and equipment and investment in marketable securities and short term bank deposits. Net cash used in investment activities in 2007 is primarily attributable to capitalized software development costs and the purchase of property and equipment. Net cash used in investment activities in 2006 is primarily attributable to software development costs, the purchase of property and equipment and investment in marketable securities, offset in part by proceeds of $900,000 from the sale of the assets of CarPro Systems Ltd.

        Net cash used in financing activities was approximately $3.4 million and $0.8 million for the years ended December 31, 2008 and 2007, respectively, primarily attributable to the repayment of short-term loans, compared to net cash provided by financing activities of approximately $0.7 million for the year ended December 31, 2006, primarily attributable to an increase in short-term loans and proceeds from the exercise of stock options.

C.	RESEARCH AND DEVELOPMENT, PATENTS ANDLICENSES

        Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2006, 2007 and 2008, we invested $5.9 million, $5.7 million and $4.9 million, respectively, in research and development. Research and development activities take place in our facilities in Israel, India, Japan, the United States and Europe.

        As of December 31, 2008, we employed 96 employees in research and development activities, of which 33 persons were located in Israel, 56 persons in India, four persons in Japan and three persons in Europe. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

        For additional information regarding product development see Item 4. “Information on the Company – Business Overview – Product Development”.

D.	TREND INFORMATION

        Based on the decline in our business that we began to experience in the fourth quarter of 2008, we anticipate that our revenues may decline on a year-over-year basis in 2009. In order to mitigate a reduction in sales, we intend to continue our tight cost control efforts in order to achieve improved profitability in 2009.

        For more information on trends in our industry, please see Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects – Results of Operations.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

        We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUALOBLIGATIONS

        The following table summarizes our minimum contractual obligations as of December 31, 2008 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years

Operating lease obligations	$3,421,000	$2,250,000	$1,150,000	$21,000
Severance payments*	$186,000	-	-	-
Uncertainties in income taxes (FIN 48)..	$596,000	-	-	-
Long term loan	$178,000	$145,000	$33,000	-

Total contractual obligations	$4,381,000	$2,395,000	$1,183,000	$22,000

*Severance payments relate to accrued severance obligations mainly to our Israeli employees as required under Israeli labor law. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position

Guy Bernstein	41	Chairman of the Board of Directors
Hadas Gazit Kaiser (1)(3)	33	Chief Financial Officer
Gad Goldstein	50	Director
Itiel Efrat (2)	45	Outside director
Elan Penn (1)(2)(3)	58	Outside director
Eli Reifman	40	Director
Naamit Salomon	44	Director
Yehezkel Zeira (2)	65	Director

(1) Member of our Option Committee
(2) Member of our Audit Committee
(3) Member of our Investment Committee

        Messrs. Guy Bernstein, Gad Goldstein, Yehezkel Zeira and Eli Reifman, Ms. Naamit Salomon and Ms. Hadas Gazit Kaiser were elected at our 2008 annual general meeting of shareholders for a one year period, to serve as directors until our 2009 annual general meeting of shareholders. Messrs. Itiel Efrat and Elan Penn will serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until December 28, 2009 and December 29, 2011, respectively.

        In April 2008, Mr. Eitan Naor, our former president and chief executive officer, ceased to serve in such capacity and in May 2008, Mr. Naor ceased to serve as a member of our board of directors. In January 2009, Mr. David Zigdon, our former financial executive officer, ceased to serve in such capacity. On March 31, 2009, Ms. Hadas Gazit Kaiser ceased to served as a member of our board of directors.

        Guy Bernstein has served as the chairman of our board of directors since April 2008 and as a board member since January 2007. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. Since December 2006, Mr. Bernstein has served as a director and the chief executive officer of Emblaze, our controlling shareholder. Mr. Bernstein also serves as a director of Sapiens and is the chairman of the board of directors of Matrix, both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior thereto and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay &Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

        Hadas Gazit Kaiser has served as our chief financial officer since February 2009. Ms. Gazit Kaiser served as a director of our company from August 2007 to March 31, 2009. Prior to joining us and from December 2006, Ms. Gazit Kaiser served as chief financial officer of Emblaze. From August 2005 to December 2006, Ms. Gazit Kaiser served as a vice president of finance of Emblaze and as chief financial officer of Emblaze Mobile. Prior thereto and from August 2003, Ms. Gazit Kaiser served as the budget control manager of TTI Team Telecom International. From August 2000 to August 2003, Ms. Gazit Kaiser was a manager for Kost Forer Gabbay & Kasierer, a member of Ernst &Young Global. Ms. Gazit Kaiser is a director of Matrix IT Ltd., Formula Systems, Sapiens International Corporation and RadView Software Ltd. Ms. Gazit Kaiser is a certified public accountant (CPA) in Israel and holds a B.A. degree in economics and accounting and an M.B.A. degree in finance from Tel Aviv University.

        Gad Goldstein has served as a director of our company since December 1998. Mr. Goldstein served as the chief executive officer of Formula Systems, our parent company, from November 2006 to January 2008 and as its President from 1995 until November 2006, and also served as a member of its board of directors from 1985 until January 2008. Mr. Goldstein serves as a director of Matrix IT Ltd. of the Formula group and Formula Vision Technologies Ltd. (formerly of the Formula group). Mr. Goldstein has a B.A. degree in economics and an MBA degree, both from Tel Aviv University.

        Itiel Efrat has served as an outside director of our company since December 2006 and is a member of our audit committee. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

        Elan Penn has served as an outside director of our company since December 2005 and is a member of our audit committee. Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Mr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration. Mr. Penn also serves as a director of Telcoor Telekom Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

        Eli Reifman has served as a director of our company since January 2007. In 1994, Mr. Reifman co-founded Emblaze and has served as its President since December 2006. Mr. Reifman serves as a director of Emblaze and Sapiens International Corporation. Mr. Reifman served as the chief executive officer of Emblaze from September 2000 until December 2006. Before founding Emblaze, Mr. Reifman was the head of the Technical Development Department and acting head of all production in the Training Development Center of the Israeli Defense Forces, where he was responsible for producing high-end military simulators. In parallel to his business activities, Mr. Reifman is a regular lecturer at BA and MBA courses to Israeli and international students and is involved with promoting social education agenda in Israel via his involvement in various nonprofit organizations.

        Naamit Salomon has served as director of our company since March 2003. Ms. Salomon has served as chief financial officer of Formula Systems since August 1997. Ms. Salomon serves as a director of Sapiens International Corporation N.V. of the Formula group. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and a L.L.M. degree from Bar-Ilan University.

        Yehezkel Zeira has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent information technologies consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira also serves as a director of Tim Computer Systems Ltd. and Dafron Ltd. Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and M. Sc. degree in operations research, both from the Technion – Israel Institute of Technology and has participated in the Harvard Business School program for management development.

        The following table lists our other key employees:

Name	Age	Position

Amit Ben-Zvi	42	Vice President, International Sales and Chief Executive
		Officer of Hermes Logistics Technologies Limited
Amit Birk	38	Vice President, Mergers and Acquisitions, General Counsel
		and Corporate Secretary
Arita Mattsoff	45	Vice President, Marketing
Avikam Perry	52	Chief Technology Officer and Vice President of Products
Udi Ertel	49	Vice President, Magic Global Services, Distribution and
		Operations
Regev Yativ	40	President and Chief Executive Officer Magic Software
		Enterprises Inc.

        Amit Ben-Zvi has served as our vice president and chief executive officer of our subsidiary, Hermes Logistics Technologies Limited, since October 2007. Prior to that and from September 2005, Mr. Ben-Zvi served as the vice president marketing and manager of our iBOLT division. From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products. Prior thereto and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel. From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer of Top Imaging Systems Ltd., a publicly traded company. Mr. Ben-Zvi holds a B.A. degree in accounting and LLB degree, both from Tel-Aviv University.

        Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007, Mr. Birk has served as an outside director of BGI Investment (1961) Ltd., an Israeli public company. Mr. Birk holds an L.L.B. degree from the University of Sheffield, M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

        Arita Mattsoff  has served as our vice president, global marketing since September 2007. From June 2004 to September 2007, Ms. Mattsoff served as vice president marketing at Finjan Software Ltd., and from July 2001 to June 2004 as vice president commercial marketing at Paradigm Geophysical Ltd. From 1995 to1999, Ms. Mattsoff held senior marketing positions at Scitex Corporation. Ms. Mattsoff serves as a board member of LATET, Israeli Humanitarian Organization, and during 2000 Ms. Mattsoff served as active general manager of LATET. Ms. Mattsoff holds a BA degree in social sciences and an MBA degree, both from Tel Aviv University.

        Avikam Perry has served as our chief technology officer and vice president of products since January 2008. Prior to that and from July 1997, Mr. Perry served as our vice president, research and development. Mr. Perry joined our company in July 1992 and has held various positions, including group and product manager, development department manager and vice president, product development. Mr. Perry holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

        Udi Ertel has served as vice president of global services and distribution in Asia Pacific region, East Europe, South Africa and the Middle East since January 2009. From July 2004 until December 2008, Mr. Ertel served as the chief executive officer of Magic Israel. From June 1995 until July 2004, Mr. Ertel served as the chief executive officer of Complot (83) Ltd. Mr. Ertel holds a B.Sc. degree in mathematics and computer science from Tel Aviv University.

        Regev Yativ has served as our president and chief executive officer Magic Software Enterprises Inc. since January 2008. Prior to that and from October 2006, Mr. Yativ served as our vice president international sales and was responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the Asia Pacific region, Latin America and South Africa. From September 2002 until June 2006, Mr. Yativ served as our vice president and managing director of Europe, Middle East and Africa, based at our Netherlands office. From 2001 to 2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe. Mr. Yativ holds a B.A. degree in linguistics & middle east science from Tel Aviv University.

B.	COMPENSATION

        The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2008.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits

All directors and executive officers as a group (11 persons)	$1,370,330	$181,180

        During the year ended December 31, 2008, we paid to each of our outside and independent directors an annual fee of approximately $10,000 and a per-meeting attendance fee of approximately $530. Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock based compensation costs in accordance with SFAS No. 123 (revised 2004), “Share-Based Payment.”

        As of December 31, 2008, our directors and executive officers as a group, then consisting of 11 persons, held options to purchase an aggregate of 368,155 ordinary shares, at exercise prices ranging from $0.8 to $4.02 per share (after the dividend adjustment). Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 154,376 ordinary shares expire in 2013, options to purchase 36,000 ordinary shares expire in 2015 and options to purchase 175,000 ordinary shares expire in 2017. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E. “Directors, Senior Management and Employees – Share Ownership –Stock-Based Compensation Plans.”

C.	BOARD PRACTICES

Introduction

        According to the Israeli Companies Law and our Articles of Association, the management of our business is vested in our board of directors. The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. Our executive officers are responsible for our day-to-day management. The executive officers have individual responsibilities established by our board of directors. Executive officers are appointed by and serve at the discretion of the board of directors, subject to any applicable agreements.

Election of Directors

        Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of eight directors.

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

        Under the Israeli Companies Law, our board of directors is required to determine the minimum number of directors who must have “accounting and financial expertise” (as such term is defined in regulations promulgated under the Israeli Companies Law). In determining such number, the board of directors must consider, among other things, the type and size of the company and the scope of and complexity of its operations. Our board of directors has determined that at least one director must have “accounting and financial expertise,” within the meaning of the regulations promulgated under the Israeli Companies Law.

        We are exempt from the requirements of the NASDAQ Marketplace Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5). See below in this Item 6C. “Directors, Senior Management and Employees – Board Practices – NASDAQ Exemptions for a Controlled Company.”

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

        In addition, no person may serve as an outside director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

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

        Each committee of the board of directors must include at least one outside director and the audit committee must be comprised of at least three directors and include all the outside directors. An outside director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

        As a controlled company, within the meaning of NASDAQ Marketplace Rule 4350(c)(5), we are exempted from the NASDAQ Marketplace Rule which requires that a majority of our board of directors must qualify as independent directors, within the meaning of the NASDAQ Marketplace Rules. See Item 6.C. “Directors, Senior Management and Employees –Board Practices – NASDAQ Exemptions for a Controlled Company.”

        Pursuant to a recent amendment to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association.

        Our Board of Directors has determined that Messrs. Itiel Efrat and Mr. Elan Penn both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as outside directors under the Israeli Companies Law requirements. Our Board of Directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

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

        The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two outside directors are serving as members of the audit committee and at least one of the outside directors was present at the meeting in which an approval was granted.

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

        Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees – Share Ownership – Stock-Based Compensation Plans”). Mr. Penn, an outside director, and Ms. Gazit Kaiser, our chief financial officer, are the current members of our option committee.

        Investment Committee. Our board of directors has established an investment committee, which administers our investments. Mr. Penn, an outside director, Ms. Gazit Kaiser, our chief financial officer, and Ms. Dafna Cohen, the treasurer of Emblaze, are the current members of our investment committee. Our investment committee meets approximately once each quarter

Internal Audit

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

        The Israeli Companies Law codifies the fiduciary duties that “office holders,”including directors and executive officers, owe to a company. An “office holder”is defined in the Israeli Companies Law as a director, general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title or any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

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

Insurance for Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

—	A breach of his or her duty of care to the company or to another person;

—	A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

—	A financial liability imposed upon the office holder in favor of another person as a result of an action which was performed by that office holder.

Indemnification of Office Holders

        The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

—	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

—	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

—	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

        In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

—	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

—	Retroactively indemnify an office holder of the company.

Limitations on Exculpation, Insurance and Indemnification

        The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

—	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

—	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

—	any act or omission committed with intent to derive an unlawful personal gain; and

—	any fine or forfeiture imposed on the office holder.

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

        Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors’ and officers’ liability insurance policy with a per claim and aggregate coverage limit of $20 million, including legal costs incurred world-wide.

NASDAQ Exemptions for a Controlled Company

        We are a controlled company within the meaning of NASDAQ Marketplace Rule 4350(c)(5), or Rule 4350(c)(5), since Formula Systems (1985) Ltd. holds more than 50% of our voting power.

        Under Rule 4350(c)(5), a controlled company is exempt from the requirements of NASDAQ Marketplace Rule 4350(c) that would otherwise require that

—	the majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Marketplace Rules.

—	the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.

—	director nominees either be selected or recommended for the board of directors’selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.

D.	EMPLOYEES

        At December 31, 2008, we and our 16 wholly-owned subsidiaries and one controlled subsidiary had 422 employees worldwide, of which 102 employees were located in Israel, 112 employees were located in Asia, 80 employees were located in Europe and 128 employees were located in North America. Of such employees, 96 persons were employed in research and development, 177 persons were employed in technical support and consulting, 89 persons were employed in marketing and sales and 60 persons were employed in operations and administration.

        At December 31, 2007, we and our 16 wholly-owned subsidiaries and one controlled subsidiary had 414 employees worldwide, of which 122 employees were located in Israel, 124 employees were located in Asia, 73 employees were located in Europe and 95 employees were located in North America. Of such employees, 118 persons were employed in research and development, 150 persons were employed in technical support and consulting, 74 persons were employed in marketing and sales and 72 employees were employed in operations and administration.

        At December 31, 2006, we and our 17 wholly-owned subsidiaries and one controlled subsidiary had 503 employees worldwide, of which 159 employees were located in Israel, 123 employees were located in Asia, 73 employees were located in Europe and 148 located were based in North America. Of such employees, 145 persons were employed in research and development, 179 persons were employed in technical support and consulting, 90 persons were employed in marketing and sales and 89 persons were employed in operations and administration.

        Our relationships with our employees in Israel are governed by Israeli labor legislation and regulations, extension orders of the Israeli Ministry of Labor and personal employment agreements. Israeli labor laws and regulations are applicable to all of our employees in Israel. The laws concern various matters, including severance pay rights at termination, notice period for termination, retirement or death, length of workday and workweek, minimum wage, overtime payments and insurance for )work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies and or pension funds. At the time of commencement of employment, our employees generally sign written employment agreements specifying basic terms and conditions of employment as well as non-disclosure, confidentiality and non-compete provisions.

E.	SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of April 2, 2009 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)

Guy Bernstein	-	-
Hadas Gazit Kaiser (3)	12,500	-
Gad Goldstein	-	-
Itiel Efrat	-	-
Elan Penn (4)	18,000	*
Eli Reifman	-	-
Naamit Salomon (5)	-	-
Yehezkel Zeira (4)	18,000	*
All directors and executive officers as a group (8 persons) (3)	48,500	*

54

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 31,893,880 ordinary shares issued and outstanding as of April 2, 2009.

(3)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.11 per share and expire in 2019.

(4)	Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.5 per share and expire in 2015.

(5)	Naamit Salomon, an officer of Formula Systems and a director of our company, disclaims beneficial ownership of 18,560,352 ordinary shares of our company held by Formula Systems.

Stock-Based Compensation Plans

1991 Stock Option Plan

        Our 1991 Employee Stock Option Plan, or the 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares. Employees and directors of our company and its subsidiaries were eligible to participate in the 1991 Plan. The 1991 Plan had a ten-year term and no options were granted under the 1991 Plan after July 31, 2001.

        During 2008, options to purchase 36,050 ordinary shares were exercised under the 1991 Plan, at an average exercise price of $1.039 per share. As of December 31, 2008, options to purchase 111,636 ordinary shares were outstanding under the 1991 Plan, having an average exercise price of $3.29 per share. As of December 31, 2008, our executive officers and directors as a group, then consisting of 11 persons, did not hold any options under the 1991 Plan.

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

        Our Board of Directors and Option Committee, which was appointed by the board of directors, administer the 2000 Plan. Subject to the provisions of the 2000 Plan and applicable law, the Option Committee has the authority, in its sole discretion, to:

—	Propose to grant awards under the 2000 Plan and recommend to the board of directors the persons to whom such awards be granted;

—	Determine the form, terms and conditions of the written stock option agreement evidencing the option, including (but not limited to) the type of option and the number of shares to which it pertains, the option price, the option period and its vesting schedule, and exercisability of the option in special cases (such as death, retirement, disability and change of control);

—	Prescribe the form and provisions of the notice of exercise and payment of the option;

—	Nominate a trustee for options issued under Section 102 of the Israeli Tax Ordinance, in accordance with the provisions of such Section 102;

—	Adjust any or all of the number and type of shares that thereafter may be made the subject of options, the number and type of shares subject to outstanding options, and the grant or exercise price with respect to any option, or, if deemed appropriate, make provision for a cash payment to the holder of any outstanding option in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2000 Plan in the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities;

—	Interpret the provisions of the 2000 Plan; and

—	Prescribe, amend, and rescind rules and regulations relating to the 2000 Plan or any award thereunder as it may deem necessary or advisable.

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

        During 2008, options to purchase 155,780 ordinary shares were exercised under the 2000 Plan at an average exercise price of $1.23 per share. As of December 31, 2008, options to purchase 1,681,742 ordinary shares were outstanding under the 2000 Plan having an average exercise price of $2.45 per share. As of December 31, 2008, our executive officers and directors as a group, then consisting of 11 persons, held options to purchase 193,155 ordinary shares under the 2000 Plan, having an average exercise price of $3.5 per share.

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

2007 Incentive Compensation Plan.

        In 2007, we adopted our 2007 Incentive Compensation Plan, or the 2007 Plan, under which we may grant options, restricted shares, restricted share units and performance awards to employees, officers, directors and consultants of our company and its subsidiaries. The shares subject to the 2007 Plan may be either authorized and unissued shares or previously issued shares acquired by our company or any of its subsidiaries. The total number of shares that may be delivered pursuant to awards under the 2007 Plan shall not exceed 1,500,000 shares in the aggregate. If any award shall expire, terminate, be cancelled or forfeited without having been fully exercised or satisfied by the issuance of shares, then the shares subject to such award shall be available again for delivery in connection with future awards under the 2007 Plan.

        The 2007 Plan commenced on August 8, 2007 and will terminate upon the earliest of (i) the expiration of its ten year period, or (ii) the termination of all outstanding awards in connection with a corporate transaction, or (iii) in connection with, and as a result of, any other relevant event, including the 2007 Plan’s termination by the Board of Directors.

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

        During 2008, options to purchase 145,000 ordinary shares were granted under the 2007 Plan, having an average exercise price of $1.12 per share and options to purchase 160,000 ordinary shares were exercised at an average exercise price of $0 per share under the 2007 Plan. As of December 31, 2008, options to purchase 645,000 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $1.78 per share. As of December 31, 2008, our executive officers and directors as a group, then consisting of 11 persons, held options to purchase 175,000 ordinary shares under the 2007 Plan, having an average exercise price of $1.97 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        Formula Systems, an Israeli company traded on the NASDAQ Global Market and the TASE, holds 18,560,352 or 58.2% of our outstanding ordinary shares. Formula Systems is controlled by Emblaze, an Israeli company traded on the London Stock Exchange, which holds 51.7% of the ordinary shares of Formula Systems. Accordingly, Emblaze ultimately controls our company.

        The following table sets forth certain information as of April 2, 2009 regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)

Emblaze Ltd. (3)	18,560,352	58.2%
Formula Systems (1985) Ltd. (4)	18,560,352	58.2%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 31,893,880 ordinary shares issued and outstanding as of April 2, 2009.

(3)	Includes 18,560,352 ordinary shares held directly by Formula Systems, which is 51.7% controlled by Emblaze. As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems. The address of Emblaze is 1 Emblaze Square, Industrial Area, Ra’anana 43662, Israel.

(4)	Formula Systems is 51.7% controlled by Emblaze. As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems. The address of Formula Systems is 3 Abba Even Street, Herzliya Pituach, Israel.

Significant Changes in the Ownership of Major Shareholders

        In September 2006, the controlling interest in Formula Systems, our controlling shareholder, was sold. Our former principal shareholder, FIMGold Limited Partnership, an entity owned in equal parts by Dan Goldstein, the former chairman of our board of directors, and FIMI Opportunity Fund and parties related to it, entered into an agreement to sell its entire shareholding in Formula Systems to Emblaze. Under the agreement, Emblaze acquired a 33.4% interest in Formula Systems. During 2007 and 2008, Emblaze increased its ownership interest in Formula Systems from 33.4% to 51.7% in open-market transactions.

        During 2008, our parent company Formula Systems purchased an additional 2,392,531 of our ordinary shares in open-market transactions, increasing its ownership interest in our company from 51.2% to 58.2%.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        Based on a review of the information provided to us by our U.S. transfer agent, as of April 1, 2009, there were approximately 96 record holders, of which 77 record holders holding approximately 47.74% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 47.67% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

         Not applicable.

C.	INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHERFINANCIAL INFORMATION

        See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

        Our export sales constitute a significant portion of our total sales volume. See Note 19 to our consolidated financial statements.

Legal Proceedings

        We received final tax assessments for the years 1997 to 2002 from the Israeli tax authorities and have submitted an appeal to the District Court of Tel Aviv-Jaffa with respect to such tax assessments. As of March 2009, one open issue remains to be settled by the court, while all other issues were resolved with no additional taxes to be paid by us. Our management believes, based on the advice of its legal advisors, that the probability of an unfavorable outcome to our company on this matter is remote; therefore no provision was recorded in our consolidated financial statements in respect of this matter.

        In June 2004, an Israeli company filed a lawsuit against us in the District Court of Tel Aviv – Jaffa seeking NIS 8.0 million (approximately $2.1 million), with an option to increase this amount to approximately NIS 17.0 million (approximately $4.5 million), for recovery of damages allegedly caused by our failure to integrate a software application. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed in late 2008 and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. Due to the preliminary stage of the litigation, our management, based on the advice of its legal advisors, believes that it cannot predict the outcome of this lawsuit nor can it estimate the amount of damages, therefore no provision was recorded in our consolidated financial statements in respect of this matter.

        In May 2005, a former client of our subsidiary Magic Software Enterprises (Israel) Ltd. filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of $361,000. The claim was moved to arbitration. Due to the preliminary stage of this litigation, our management is unable to assess the outcome of this lawsuit nor can it make an estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

        In March 2006, a client of our Magic solution partner in France filed a lawsuit against the Magic solution partner and our subsidiary Magic Software Enterprises (France) S.A.R.L. in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 488,000 Euros (approximately $680,000). Due to the preliminary stage of this litigation and based on the advice of our legal advisors, our management is unable to assess the outcome of the lawsuit nor can it estimate the amount of damages; therefore, no provision has been made for the lawsuit.

        In 2006, a subcontractor of our Italian subsidiary filed a lawsuit against our subsidiary in Milan, claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 524,000 Euros (approximately $730,000). Our management, based on its legal advisors opinion, recorded an appropriate provision to cover the outcome of the claim. However, at this stage, we cannot predict our chances of success in this matter.

        In May 2007, the former chief executive officer of our subsidiary CarPro Systems Ltd. filed a claim against the subsidiary claiming an alleged breach of the agreement between him and CarPro Systems Ltd. The plaintiff is seeking damages in the amount of $438,000. The claim was subsequently moved to arbitration, which commenced during 2008. The claim is in its final stages. Based on our legal advisors opinion, we have recorded an appropriate provision to cover the outcome of the claim.

        From time to time, claims arising in the ordinary course of our business are brought against us. In the opinion of our management, these claims will not have a material adverse effect on our financial position, liquidity or results of operations.

Dividend Distributions Policy

        In February 2003, following receipt of the approval of the District Court of Tel Aviv, we paid a cash dividend to our shareholders of $0.40 per ordinary share. The total dividend amounted to approximately $11.8 million dollars.

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

Annual Stock Information

        The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low

Year
2004	$8.70	$3.11	$8.65	$2.60
2005	$3.56	$1.45	$3.49	$1.41
2006	$2.74	$1.20	$2.22	$1.41
2007	$2.97	$1.72	$2.87	$1.74
2008	$2.38	$0.94	$2.47	$0.91

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

Quarterly Stock Information

        The following table sets forth, for each of the financial quarters in the two most recent financial years and subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low

2007
First Quarter	$3.00	$2.16	$2.87	$2.35
Second Quarter	$3.47	$2.21	$2.45	$2.29
Third Quarter	$2.88	$1.75	$2.38	$1.88
Fourth Quarter	$2.36	$1.85	$2.09	$1.74

2008
First Quarter	$2.01	$1.47	$1.92	$1.52
Second Quarter	$1.85	$1.45	$1.89	$1.19
Third Quarter	$2.38	$1.12	$2.47	$1.16
Fourth Quarter	$2.05	$0.94	$2.19	$0.91

2009
First Quarter	$1.46	$0.98	$1.45	$1.04

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

Monthly Stock Information

        The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low

October 2008	$2.05	$1.30	$1.85	$1.52
November 2008	$1.95	$1.08	$1.93	$1.18
December 2008	$1.50	$0.94	$1.49	$0.87
January 2009	$1.64	$1.04	$1.52	$1.15
February 2009	$1.45	$1.12	$1.82	$1.10
March 2009	$1.16	$0.98	$1.16	$1.02

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in New Israeli Shekels by the representative exchange rate of the New Israeli Shekel against the U.S. dollar on the same date.

B.	PLAN OF DISTRIBUTION

         Not applicable.

C.	MARKETS

        Our ordinary shares have been listed on the NASDAQ Global Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

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

        Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office. Emblaze, our controlling shareholder, and Formula Systems, our parent company, will be able to exercise control over the election of our directors (subject to a special majority required for the election of outside directors). See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.” For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices – Election of Directors.”

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

Annual and Extraordinary Meetings

        Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “special general meetings.” With respect to “special general meetings,” notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene a special general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company. See Item 10B. “Additional Information – Memorandum and Articles of Association – Rights Attached to Shares – Voting Rights.”

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

C. MATERIAL CONTRACTS

        In December 30, 2007, we entered into a stock purchase agreement with Fortissimo Capital Fund GP LP, to sell our wholly-owned subsidiary, AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million. $1 million of the proceeds was paid in December 2007 and $16 million in the beginning of 2008. In addition, as part of the transaction, we entered into a three years license agreement with AAOD according to which AAOD will continue to sell products based on our platform in consideration for $3.0 million paid in equal payments over three years starting in 2008.

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

General Corporate Tax Structure

        Israeli companies were generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax was reduced to a rate of 26% in 2009 and will be further reduced to 25% in 2010 and thereafter.

        However, the rate is effectively reduced for income derived from an approved enterprise and beneficiary enterprise, as discussed below.

        Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is generally measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI. This law was repealed as of the end of 2007 and its provisions will not apply to us from tax year 2008 and onward.

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

        Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is generated by an approved enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the approved enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. Since we elected the Alternative Benefits track, we will be subject to payment of corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track. If we are also deemed to be a “Foreign Investors’ Company,” or FIC, and if the FIC (the definition of which appears below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our approved enterprises during the tax exemption period may be taxed at a lower rate.

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

Law for the Encouragement of Industry (Taxes), 1969

        The following preferred corporate tax benefits, among others, are available to Industrial Corporations, which may be applicable to us:

—	Amortization of purchases of know-how and patents over eight years for tax purposes.

—	Amortization of expenses incurred in connection with certain public security issuances over a three-year period.

—	Tax exemption for shareholders who held shares before a public offering on capital gains derived from the sale (as defined by law) of securities, if realized after more than five years from the public issuance of additional securities of the company. (As of November 1994, this exemption was repealed, however, it applies to our shareholders pursuant to a grand-fathering clause.) This exemption applies only to gains that accrued before January 1, 2003.

—	Accelerated depreciation rates on equipment and buildings.

Special Provisions Relating to Taxation Under Inflationary Conditions

        The Income Tax Law (Inflationary Adjustments), 1985, or the Inflationary Adjustments Law, which was repealed effective January 1, 2008, represented an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law was highly complex. The features that were material to us can be described as follows:

—	When the value of a company’s equity, as calculated under the Inflationary Adjustments Law, exceeded the depreciated cost of its fixed assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income was permitted equal to the product of the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year was 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the consumer price index.

—	If the depreciated cost of a company’s fixed assets exceeded its equity, the product of the excess multiplied by the applicable annual rate of inflation was added to taxable income.

—	Subject to certain limitations, depreciation deductions on fixed assets and losses carried forward were adjusted for inflation based on the increase in the Israeli consumer price index.

        Since most of the provisions of the Inflationary Adjustments Law were repealed as of January 1, 2008, the above provisions were only applicable to the determination of our taxable income for periods prior to the 2008 fiscal year.

Israeli Capital Gains Tax

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ordinary shares as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

—	broker-dealers,

—	financial institutions,

—	certain insurance companies,

—	investors liable for alternative minimum tax,

—	tax-exempt organizations,

—	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

—	persons who hold the ordinary shares through partnerships or other pass-through entities,

—	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

—	investors that actually or constructively own 10% or more of our voting shares, and

—	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

        For purposes of this summary, a U.S. Holder is:

—	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

—	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

—	an estate whose income is subject to U.S. federal income tax regardless of its source; or

—	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

—	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

—	you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ordinary shares and any gain realized on your ordinary shares.

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

F.	DIVIDENDS AND PAYING AGENTS

         Not applicable.

G.	STATEMENT BY EXPERTS

         Not applicable.

H.	DOCUMENTS ON DISPLAY

        We are subject to certain of the reporting requirements of the Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the Securities and Exchange Commission reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.magicsoftware.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-19415.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 60218, Israel.

I.	SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

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

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2008, our internal control over financial reporting was effective.

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

        We have adopted a code of ethics that applies to any chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.magicsoftware.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Registered Public Accounting Firm

        The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2007	2008

Audit (1)	$179,000	$141,000
Audit-related (2)	$10,000	$51,000
Tax (3)	$27,000	$51,000

Total	$216,000	$243,000

1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees for 2007 and 2008 relate primarily to consulting services provided in connection with the sale of AAOD.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        During 2008, our parent company Formula Systems purchased an additional 2,392,531 of our ordinary shares in open-market transactions, at a total purchase price of approximately $4,503,297, increasing it ownership interest in our company from 51.2% to 58.2%. The purchases made by Formula Systems were not made pursuant to a publicly announced plan or program. Such purchases were made independent of our company. As of the date of this annual report, Formula Systems has not acquired any shares of our company during 2009.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

         Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

        In June 2005, we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

         Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F- 3 - F- 4

Consolidated Statements of Operations	F- 5

Statements of Changes in Shareholders' Equity	F- 6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9- F- 35

Appendix A - Details of Subsidiaries and Affiliated Company	F- 36

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

3.1	Memorandum of Association of the Registrant [1]

3.2	Articles of Association of the Registrant[2]

2.1	Specimen of Ordinary Share Certificate [3]

4.1	1991 Employee Stock Option Plan, as amended [4]

4.2	2000 Employee Stock Option Plan [5]

4.3	2007 Incentive Compensation Plan [6]

4.4	Form of Stock Purchase Agreement with Fortissimo Capital Fund GP LP [7]

8	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)

15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)

15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)

15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)

15.6	Consent of Maria Negyessy, Registered Auditors (relating to Magic (Onyx) Magyarorszag Szoftverhaz Kft.)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(6)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(7)	Filed as Exhibit 4.4 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008

IN U.S. DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

        We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December  31, 2008. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 15% as of December 31, 2007 and 2008, respectively, and total revenues of 37%, 36% and 39% for each of the three years in the period ended December 31, 2008 of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

        As discussed in Note 2 to the consolidated financial statements, in 2007 the Company adopted FASB interpretation No. 48 “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB No. 109”, effective January 1, 2007.

        In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2007 and 2008, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer —————————————— KOST FORER GABBAY & KASIERER
April 2, 2009	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,

	2007	2008

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,178	$27,309
Short-term bank deposits	89	1,810
Available for sale marketable securities (Note 4)	4,179	3,469
Trade receivables (net of allowance for doubtful accounts of $ 1,829 and $ 2,143 at December 31, 2007 and 2008, respectively)	12,941	13,140
Other accounts receivable and prepaid expenses (Note 6)	1,915	1,933
Receivables from a sale of subsidiary (Note 3a)	16,000	–
Current assets of discontinued operations (Note 18)	41	31

Total current assets	47,343	47,692

LONG-TERM INVESTMENTS:
Long-term lease deposits	383	290
Investments in an affiliated company	222	–
Severance pay fund	1,925	1,753

Total long-term investments	2,530	2,043

PROPERTY AND EQUIPMENT, NET (Note 7)	5,758	5,436

OTHER INTANGIBLE ASSETS, NET (Note 8)	10,681	10,656

GOODWILL (Note 9)	15,986	16,829

	$82,298	$82,656

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,

	2007	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 10)	$3,621	$147
Trade payables	2,999	2,988
Accrued expenses and other accounts payable (Note 11)	9,169	8,779
Deferred revenues	2,314	1,643
Current liabilities of discontinued operations (Note 18)	503	372

Total current liabilities	18,606	13,929

ACCRUED SEVERANCE PAY	2,316	1,939

LONG-TERM LOANS (Note 12)	132	33

COMMITMENTS AND CONTINGENTIES (Note 16)

SHAREHOLDERS’ EQUITY (Note 14):
Share capital:
Authorized: 50,000,000 Ordinary shares of NIS 0.1 par value at December 31, 2007 and 2008; Issued 32,817,418 and 33,359,248 shares at December 31, 2007 and 2008, respectively; Outstanding: 31,542,050 and 31,893,880 shares at December 31, 2007 and 2008, respectively	838	845
Additional paid-in capital	107,052	107,521
Accumulated other comprehensive income (loss)	(496)	31
Treasury shares, at cost: 1,275,368 and 1,465,368 Ordinary shares at December 31, 2007 and 2008, respectively.	(6,772)	(6,772)
Accumulated deficit	(39,378)	(34,870)

Total shareholders’ equity	61,244	66,755

	$82,298	$82,656

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except per share data)

	Year ended December 31,

	2006	2007	2008

Revenues (Note 19):
Software	$18,788	$17,707	$20,913
Maintenance and technical support	11,531	12,605	14,530
Consulting services	22,252	28,116	26,537

Total revenues	52,571	58,428	61,980

Cost of revenues:
Software	5,433	4,557	4,898
Maintenance and technical support	2,873	1,602	2,263
Consulting services	16,862	21,181	19,978

Total cost of revenues	25,168	27,340	27,139

Gross profit	27,403	31,088	34,841

Operating costs and expenses:
Research and development, net (Note 15a)	2,462	2,716	2,350
Selling and marketing	15,712	15,558	17,357
General and administrative	13,784	11,532	10,867
Restructuring and impairment (Note 15c)	2,157	–	–

Total operating expenses, net	34,115	29,806	30,574

Operating income (loss)	(6,712)	1,282	4,267
Financial income , net (Note 15b)	332	161	448
Other income, net	278	170	–

Income (loss) before taxes on income	(6,102)	1,613	4,715
Taxes on income (Note 13)	310	362	199

Income (loss) after taxes on income	(6,412)	1,251	4,516
Equity in earnings (losses) of affiliates	15	(86)	(8)
Minority interest in loss (earnings) of subsidiaries	71	(22)	–

Net income (loss) from continued operation	(6,326)	1,143	4,508

Net income from discontinued operation (Note 18)	1,320	11,465	–

Net income (loss)	$(5,006)	$12,608	$4,508

Income (loss) per share (Note 17)
Basic:
Income (loss) from continuing operations	$(0.20)	$0.04	$0.14
Income from discontinued operations	0.04	0.36	–

Net income (loss) per share	$(0.16)	$0.40	$0.14

Diluted :
Income (loss) from continuing operations	$(0.20)	$0.04	$0.14
Income from discontinued operations	0.04	0.35	–

Net income (loss) per share	$(0.16)	$0.39	$0.14

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital (Number)	Share capital (Amount)	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares at cost	Accumulated deficit	Comprehensive income (loss)	Total shareholders’ equity

Balance as of January 1, 2006	31,070,499	$829	$106,072	$(1,514)	$(6,772)	$(46,310)		$52,305
Effect of SAB 108						(140)		(140)

						(46,450)		52,165
Exercise of stock options	253,346	5	276	–	–	–		281
Stock-based compensation expenses	–		27					27
Realized losses from available-for-sale securities	–	–	–	5	–	–		5
Other comprehensive loss:
Foreign currency translation adjustments	–	–	–	22	–	–	22	22
Unrealized gain from available-for-sale securities	–	–	–	150	–	–	150	150
Net loss	–	–	–	–	–	(5,006)	(5,006)	(5,006)

Total comprehensive loss							$(4,834)

Balance as of December 31, 2006	31,323,845	834	106,375	(1,337)	(6,772)	(51,456)		47,644

Exercise of stock options	218,205	4	243	–	–	–		247
Stock-based compensation expenses	–	–	434	–	–	–		434
Realized gain from available-for-sale securities	–	–	–	2	–	–		2
Other comprehensive income:	–	–	–	–	–	–
Foreign currency translation adjustments	–	–	–	673	–	–	673	673
Cumulative effect of changes in accounting for uncertainties in income taxes (FIN 48)	–	–	–	–	–	(530)	(530)	(530)
Unrealized gain from available-for-sale securities	–	–	–	166	–	–	166	166
Net income	–	–	–	–	–	12,608	12,608	12,608

Total comprehensive income							$12,917

Balance as of December 31, 2007	31,542,050	838	107,052	(496)	(6,772)	(39,378)		61,244

Exercise of stock options	351,830	7	225	–	–	–		232
Stock-based compensation expenses	–	–	244	–	–	–		244
Other comprehensive income:
Foreign currency translation adjustments	–	–	–	519	–	–	519	519
Other than temporary impairment on marketable securities	–	–	–	47	–	–	47	47
Realized and unrealized gain from available-for-sale securities	–	–	–	(39)	–	–	(39)	(39)
Net income	–	–	–	–	–	4,508	4,508	4,508

Total comprehensive income							$5,035

Balance as of December 31, 2008	31,893,880	$845	$107,521	$31	$(6,772)	$(34,870)		$66,755

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from operating activities:

Net income (loss)	$(5,006)	$12,608	$4,508
Less: Net income from discontinued operation	(1,320)	(11,465)	–

Net income (loss) from continuing operation	(6,326)	1,143	4,508

Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	5,182	3,798	3,615
Equity in losses (earnings) of affiliates	(15)	86	8
Minority interest in earnings (losses) of subsidiaries	(71)	22	–
Accrued severance pay, net	(69)	68	(205)
Loss (gain) on sale of property and equipment	56	(7)	–
Stock-based compensation expenses	27	434	244
Amortization of marketable securities premium , accretion of discount and other than temporary losses, net	55	57	211
Loss (gain) on sale of marketable securities	10	(8)	(53)
Gain on sale of subsidiary’s operation	(278)	(170)	(170)
Loss on sale of affiliated company	–	–	61
Impairment of intangible asset	309	–	–
Decrease (increase) in trade receivables	2,852	(102)	(395)
Decrease in other accounts receivable and prepaid expenses	1,537	1,253	87
Decrease in trade payables	(77)	(599)	(82)
Increase in accrued expenses and other accounts payable	856	2,620	525
Increase (decrease) in deferred revenues	(610)	621	(660)

Net cash provided by operating activities from continuing operations	3,438	9,216	7,694

Net cash provided by (used in) operating activities from discontinued operations	393	(1,656)	(21)
Net cash provided by operating activities	3,831	7,560	7,673

Cash flows from investing activities:

Capitalized software development costs	(3,482)	(3,027)	(2,577)
Purchase of property and equipment	(961)	(769)	(737)
Proceeds from sale of subsidiary’s operation	900	170	170
Proceeds from sale of affiliated company	–	–	150
Proceeds from sale of property and equipment	97	74	–
Proceeds from sale of marketable securities	226	680	1,182
Proceeds from maturity of marketable securities	–	–	410
Investment in marketable securities	(408)	–	(1,032)
Change in short-term and long-term deposits	477	30	174
Investment in short-term bank deposit	–	–	(1,810)

Net cash used in investing activities from continuing operations	(3,151)	(2,842)	(4,070)

Net cash provided by (used in) investing activities from discontinued operations	(2,034)	451	15,336

Net cash provided by (used in) investing activities	(5,185)	(2,391)	11,266

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,

	2006	2007	2008

Cash flows from financing activities:

Proceeds from exercise of stock options	281	247	232
Short-term credit, net	334	(906)	(3,432)
Repayment of long-term loans	(122)	(111)	(171)
Proceeds from long-term loans	185	14	–

Net cash provided by (used in) financing activities from continuing operations	678	(756)	(3,371)

Net cash used in financing activities from discontinued operations	(6)	–	–
Net cash provided by (used in) financing activities	672	(756)	(3,371)
Effect of exchange rate changes on cash and cash equivalents from continuing operations	(272)	(375)	(458)

Increase in cash and cash equivalents from continuing operations	693	5,243	15,131
Cash and cash equivalents at the beginning of the year	5,424	6,935	12,178

Cash and cash equivalents at end of the year	$6,935	$12,178	$27,309

Non-cash activities related to discontinued operation:

Receivables from a sale of subsidiary (see Note 3a)	$–	$16,000	$–

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$433	$238	$534

Interest	$265	$503	$15

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 1:- GENERAL

Magic Software Enterprises Ltd. (the “Company”), an Israeli company, and its subsidiaries (“the Group”) develop, market and support software development and deployment technology (“the Magic technology”) and applications developed using this Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Group are Europe, United States, Japan and Israel (see Note 19).

For information about the Company’s holdings in subsidiaries and affiliated company, see Page F-36.

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

The financial statements of foreign subsidiaries and of certain entities that are accounted for using the equity method of accounting, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of operations amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in shareholders’ equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents:

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Short-term deposits

Short-term deposits include deposits with maturities of more than three months and less than one year, which are presented at cost, including accrued interest. The deposits as of December 31, 2007 are in Japanese Yen and bore interest at an average annual rate of 0.03%. The deposits as of December 31, 2008 are in U.S. dollars and bear interest at an average annual rate of 3.12%.

Marketable securities

The Company accounts for investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”). Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available - for - sale and reported at fair value.

Debt and equity securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net.

In accordance with the Company’s policy and the Financial Accounting Standard Board (the “FASB”) Staff Position (“FSP”) No. SFAS 115-1 (“FSP 115-1”) and SAB Topic 5M, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, the Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary. The Company considers various factors in determining whether to recognize an impairment charge, including the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value, the length of time and extent to which the fair value has been less than the cost basis, the credit ratings of the securities and the financial condition and near-term prospects of the issuers. During 2008, other than temporary impairment on marketable securities of $ 131 was recorded. See further details in Note 4.

Investments in affiliated company

In these financial statements, an affiliated company is a company held to the extent of 20% or more (which are not subsidiaries), where the Company can exercise significant influence over operating and financial policy of the affiliate. The investment in an affiliated company was accounted for by the equity method, in accordance with Accounting Principle Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Profits on inter-company sales, not realized outside the Group, were eliminated. On June, 2008, the Company sold its entire interest in its affiliated company resulting in a loss of $61.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment, net

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

Impairment of long-lived assets

The Company’s long-lived assets are reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2007 and 2008, no impairment indicators were identified. For the year 2006, see Note 15c.

Other intangible assets

Intangible assets are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations were amortized on a straight line basis over a period of five years.

Goodwill

Goodwill has been recorded as a result of acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill is not amortized, but rather is subject to an annual impairment test. The Company performs an annual impairment test during December of each fiscal year, or more frequently if impairment indicators are present. The Company operates in one operating segment, and this segment is comprised of its two reporting units.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company then compares the fair value of each reporting unit to its carrying value, including goodwill. The Company estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s discounted cash flows. The discounted cash flow calculations use projections that are based on management’s estimations. If the fair value exceeds the carrying value, no impairment loss is recognized. The Company evaluates the reasonableness of the fair value calculations of its reporting units by reconciling the total of the fair values of all of its reporting units to the total market capitalization, and adjusting for an appropriate control premium. If the carrying value exceeds the fair value, the goodwill of the reporting unit is considered potentially impaired and the second step is completed in order to measure the impairment loss. Under the second step goodwill is reduced to its implied fair value through an adjustment to the goodwill balance, resulting in an impairment charge.

Since the fair value of the Company’s two reporting units exceeded their carrying amount, no impairment losses were identified in 2008, 2007 or 2006.

Revenue recognition

The Company derives its revenues mainly from licensing the rights to use its software, maintenance and technical support and professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

The Company accounts for its software sales in accordance with Statement of Position (SOP) No. 97-2, “Software Revenue Recognition,” as amended by SOP No. 98-9, “Modification of SOP No. 97-2, Software Revenue Recognition, With Respect to Certain Transactions” (collectively “SOP 97-2”). Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

As required by SOP 97-2, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence (“VSOE”) of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. Maintenance and support revenue is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from consulting services consists of billable hours for services provided, and are recognized as the services are rendered.

Arrangements that include consulting services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential, revenues under the arrangement are recognized using contract accounting based on Statement of Position No. 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (“SOP 81-1”) on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2006, 2007 and 2008, no such estimated losses were identified.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2: - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When consulting services are not considered essential, the revenues allocable to the consulting services are recognized as the services are performed. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in Statement of Financial Accounting Standards No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed” (“SFAS No. 86”).

The Company’s and its subsidiaries’ technological feasibility is established upon completion of a detailed program design and working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio that current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2006, 2007 and 2008, no impairment losses were identified.

Severance pay

The Company’s and its Israeli subsidiary’s liability for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law -1963), is calculated pursuant to Israeli severance pay law and employee agreements based on the most recent salary of the employees. The Company’s liability for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company’s balance sheet.

The Company’s and its Israeli subsidiary’s agreements with their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, under which the Company’s contributions for severance pay shall be instead of severance compensation. Upon release of the policy to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

The carrying value of deposited funds include profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to Israeli severance pay law or labor agreements.

Severance expenses for the years ended December 31, 2006, 2007 and 2008 amounted to approximately $ 463, $ 617 and $ 584, respectively.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2006, 2007 and 2008 amounted to $ 87 $ 305 and $ 225, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). The Statement prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

On January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. The adoption of FIN 48, on January 1, 2007, resulted in a charge of $ 530 to the Company’s accumulated deficit. The Company accrued interest and penalties related to unrecognized tax benefits in its projection for income taxes. The total amount of gross unrecognized tax benefits as of December 31, 2007 and 2008 were $ 50 and $ 16, respectively.

Treasury shares

The Company repurchases its Ordinary shares from time to time in the open market or in other transactions and holds such shares as treasury shares. The Company applies the “cost method” and presents the cost to repurchase such shares as a reduction in shareholders’ equity. As of December 31, 2008, the Company has not resold any of the repurchased shares.

Basic and diluted net earnings (loss) per share

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with SFAS No. 128, “Earnings Per Share” (“SFAS No. 128”).

Part of the outstanding stock options and warrants has been excluded from the calculation of the diluted earnings (loss) per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options and warrants excluded from the calculations of diluted earnings (loss) per share was 883,884, 839,045 and 1,397,389 for the years ended December 31, 2006, 2007 and 2008, respectively.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accounting for stock-based compensation

The Company accounts for stock-based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”).

SFAS 123(R) requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of operations.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company used the Black-Scholes option-pricing model through December 31, 2006 and the Binomial option-pricing model (“The Binomial model”) for options granted thereafter, excluding a grant to a consultant of the Company that was calculated in 2006 based on the Black-Scholes option-pricing model and was granted in 2007. The impact of the option grant to the consultant on the basic and diluted net income (loss) per share, had the Company accounted for such share-based compensation using the Binomial model option pricing model instead of the Black-Scholes option-pricing model, would not have been significant.

For these reasons, the Company believes that the Binomial model provides a fair value that is more representative of actual experience and future expected experience than that calculated using the Black-Scholes model.

The fair value for the Company’s stock options granted to employees and directors was estimated using the following weighted-average assumptions:

In the Black-Scholes options pricing Model for the year:

2006

Dividend yield	0%
Expected volatility	64%
Risk-free interest rate	4.7%
Expected forfeiture (employees)	11%
Expected life (in years)	5 years
Contractual term of up to	10 years

The Black-Scholes option-pricing model requires a number of assumptions, of which the most significant are expected stock price volatility and the expected option term. Expected stock price volatility was calculated based upon actual historical stock price movements over the most recent periods ending on the grant date, equal to the expected option term. The expected option term represents the period that the Company’s stock options are expected to be outstanding and was determined based on historical experience of similar options, giving consideration to the contractual terms of the stock options. The Company has not paid any cash dividend since 2003 and has no foreseeable plans to issue dividends. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the expected life of the options.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In the Binomial Model for the years:

	2007	2008

Dividend yield	0%	0%
Expected volatility	51%-73%	56%-65%
Risk-free interest rate	3.46%-5.05%	1.83%
Expected forfeiture (employees)	11%	11%
Expected forfeiture (executives)	8%	8%
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple (employees)	2.48	2.48
Suboptimal exercise multiple (executives)	3	3

The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated using historical option exercise information. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.

During the years ended December 31, 2006, 2007 and 2008, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 27, $ 434 and $ 244, respectively, as follows:

	Year ended December 31,

	2006	2007	2008

Cost of revenue	$–	$35	$20
Research and development	–	47	13
Selling and marketing	–	132	112
General and administrative	27	220	99

Total stock-based compensation expense	$27	$434	$244

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

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s cash and cash equivalents and short-term deposits are invested primarily in deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company’s marketable securities include investments in debentures of corporations, foreign banks, governments and commercial debentures. Management believes that those corporations and governments are financially sound and that the portfolios are well-diversified, and accordingly, low risk exists with respect to these marketable securities.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expense for the years ended December 31, 2006, 2007 and 2008 was $ 582, $ 255 and $ 444, respectively.

Discontinued operations

Under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” when a component of an entity, as defined in SFAS 144, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company’s consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with SFAS No. 130, “Reporting Comprehensive Income.” This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, stockholders. The Company determined that its items of other comprehensive income (loss) relates to gain and loss on foreign currency translation adjustments and unrealized gain and loss on available-for-sale marketable securities.

Derivative instruments

The Company accounts for derivatives based on Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”). SFAS No. 133 requires the company to recognize all derivatives on the balance sheet at fair value with changes in the fair value carried to the statements of income included in the financial expenses.

During 2006, 2007 and 2008, the Company recorded net income of $ 6, net loss of $ 89 and net loss of $ 4, respectively, related to speculative forward transactions.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Besides the aforementioned foreign exchange contracts, the Company and its subsidiaries have no off-balance-sheet concentration of credit risk such as option contracts or other foreign hedging arrangements.

Impact of recently issued Accounting Standards:

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning after December 15, 2008. Earlier adoption is prohibited. The impact of SFAS 141R on the Company’s consolidated results of operations and financial condition will depend on the nature and size of acquisitions, if any, subsequent to the effective date.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards that require that the ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity; the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; and changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS No. 160 to have a significant impact on its consolidated financial statement.

In February 2008, the FASB issued FSP FAS No. 157-2, “Effective Date of FASB Statement No. 157” (“FSP FAS 157-2”), to delay the effective date of FASB Statement 157 for one year for certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually). For purposes of applying the FSP FAS 157-2, nonfinancial assets and nonfinancial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or a financial liability in FASB Statement 159. FSP FAS 157-2 defers the effective date of Statement 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for items within the scope of this FSP FAS 157-2. The Company does not expect the adoption of FAS 157 with respect to certain nonfinancial assets and nonfinancial liabilities, excluding those that are recognized or disclosed in financial statements at fair value on a recurring basis (that is, at least annually) to have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets.” FSP FAS No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets.” FSP FAS No. 142-3 is effective for fiscal years beginning after December 15, 2008 and early adoption is prohibited. The adoption of FAS No. 142-3 will not have an impact on the Company’s consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 3:- BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	As of January 2006, the Company held an 83.89% equity interest in Advanced Answer on Demand Holdings Corp. (“AAOD”), a private Florida-based company that provides integrated software solutions for the long-term healthcare industry.

In February 2006, in consideration of $ 1,910, the Company purchased the remaining 16.11% equity interest in AAOD. As a result, the Company’s interest in AAOD’s share capital increased to 100%. The purchase price was allocated, as follows:

Customer relations	$314
Acquired technology	216
Goodwill	990
Minority interest	390

Total net assets acquired	$1,910

On December 30, 2007, the Company sold its entire holdings in AAOD in consideration of $ 17,000, of which of $ 1,000 was received in December 2007 and $ 16,000 was received in March 2008. As a result of the sale, the Company recorded a net gain of approximately $ 9,300 in 2007.

AAOD’s results have been classified as discontinued operations for the years ended December 31, 2006 and 2007 (see also Note 18).

b.	In December 2006, the Company sold CarPro Systems Ltd’s (“CarPro”), a 90.48% owned Israeli-based company, assets and liabilities, including the intellectual property (the RentPro and LeasePro software) and its customer base, to its distributor CarPro Systems International B.V. (the “Buyer”). Additionally, the Company sold to the Buyer a substantial number of licenses for the Company’s products for continued use in the ongoing maintenance and enhancement of the CarPro software products. The aggregate sales price was $ 1,750 to be paid over a period of five years. The Company recognizes the consideration from the sale of CarPro’s operations on a cash basis and net of related expenses (including goodwill and other intangible assets write-offs). Due to immateriality, CarPro’s results were not classified as discontinued operations.

c.	In 2007, the Company decided to liquidate its Italian subsidiary. Consequently, Magic Software Enterprises Italy S.r.l’s (“Magic Italy”) results have been classified as discontinued operations for the years ended December 31, 2006, 2007 and 2008 (see also Note 18). In March 2009, a liquidator was appointed by the Company for Magic Italy.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 4:- MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,

	2007				2008

	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Governmental debentures	$1,306	$(2)	$59	$1,363	$952	$–	$59	$1,011
Commercial debentures	2,540	(16)	90	2,614	2,306	(10)	44	2,340
Equity funds	249	(47)	–	202	118	–	–	118

Total available-for-sale marketable securities	$4,095	$(65)	$149	$4,179	$3,376	$(10)	$103	$3,469

The amortized costs of available-for-sale debt securities at December 31, 2008, by contractual maturities, are shown below:

		Unrealized gains (losses)

	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$1,460	$3	$(7)	$1,456
Due between one year to five years	1,221	44	(3)	1,262
Due in more than five years	577	56	–	633

	$3,258	$103	$(10)	$3,351

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

In 2008, unrealized losses from debt securities are primarily attributable to the recent credit crisis in capital markets. It is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Based on the ability of the Company to hold these investments until recovery, the debentures were not considered to be other than temporarily impaired at December 31, 2008. During 2008, an other than temporary impairment on marketable securities in the amount of $ 131 was recorded.

NOTE 5:- FAIR VALUE MEASURMENTS

Effective January 1, 2008, the Company adopted SFAS 157 and effective October 10, 2008, the Company adopted FSP FAS No. 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active, “ except as it applies to the nonfinancial assets and nonfinancial liabilities subject to FSP FAS No. 157-2. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 5:- FAIR VALUE MEASURMENTS (Cont.)

Level 1- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2- Includes other inputs that are directly or indirectly observable in the marketplace.

Level 3- Unobservable inputs which are supported by little or no market activity.

In accordance with SFAS 157, the Company measures its cash equivalents, short-term deposits and marketable securities at fair value. Cash equivalents, short-term deposits and marketable securities are classified within Level 1. This is because these assets are valued using quoted market prices.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components; consisted of the following types of instruments as of December 31, 2008:

	Fair value measurements using input type

	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$371	$–	$–	$371
Short-term deposits	1,810	–	–	1,810
Marketable securities:
Government and corporate debentures - fixed interest rate	3,351	–	–	3,351
Equity Fund	118	–	–	118

Total Financials Assets	$5,650	$–	$–	$5,650

NOTE 6: - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2007	2008

Short-term deposits and other accounts receivable	$670	$761
Prepaid expenses	674	558
Government authorities	488	531
Employee loans	53	40
Other	30	43

	$1,915	$1,933

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 7:- PROPERTY AND EQUIPMENT

	December 31,

	2007	2008

Cost:
Buildings and leasehold improvements	$6,665	$6,780
Computers and peripheral equipment	9,861	9,955
Office furniture and equipment	3,083	2,119
Motor vehicles	196	145
Software for internal use	2,264	2,455

	22,069	21,454

Accumulated depreciation:
Buildings and leasehold improvements	2,943	3,201
Computers and peripheral equipment	9,113	9,329
Office furniture and equipment	2,508	1,670
Motor vehicles	132	117
Software for internal use	1,615	1,701

	16,311	16,018

Depreciated cost	$5,758	$5,436

Depreciation expenses amounted to $ 1,232, $ 1,090 and $ 1,015 for the years ended December 31, 2006, 2007 and 2008, respectively. As for charges, see Note 16c.

NOTE 8:- OTHER INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,

	2007	2008

Original amounts:
Capitalized software costs	$34,692	$37,578
Acquired technology and other	1,593	1,961

	36,285	39,539

Accumulated amortization:
Capitalized software costs	24,087	26,922
Acquired technology and other	1,517	1,961

	25,604	28,883

Amortized cost	$10,681	$10,656

b.	Amortization expenses amounted to $ 3,965, $ 2,708 and $ 2,600 for the years ended December 31, 2006, 2007 and 2008, respectively.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 8:- OTHER INTANGIBLE ASSETS (Cont.)

c.	The estimated future amortization expense of other intangible assets as of December 31, 2008 is as follows:

2009	$3,463
2010	2,772
2011	2,049
2012	1,483
2013	845
2014 and thereafter	44

$10,656

NOTE 9:- GOODWILL

The changes in the carrying amount of goodwill for the two years ended December 31, 2008 are as follows:

Balance as of December 31, 2006	$15,693
Foreign currency translation adjustments	293

Balance as of December 31, 2007	15,986
Foreign currency translation adjustments	843

Balance as of December 31, 2008	$16,829

NOTE 10:- SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

a.	Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,

	2007	2008	2007	2008

	%

Short-term bank loans:
In, or linked to, U.S. dollars	6.48	–	$1,250	$–
In, or linked to, Euro	5.63	–	1,479	–
In other currencies	5.25	–	705	–

			3,434	–

Short-term bank credit:
In other currencies	–	16	–	2

			–	2

Short-term credit :
In, or linked to, U.S. dollar	6.11-6.64	6.11-6.64	117	80

			117	80

Current maturities of long-term loans			70	65

			$3,621	$147

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 10:- SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS (Cont.)

b.	Credit line:

As of December 31, 2008, the Company did not use any of its credit facilities with The First International Bank of Israel Ltd. and Bank Hapoalim Ltd. As of December 31, 2008, the Company has an unutilized credit line of $ 210 and $ 132 at The First International Bank of Israel Ltd. and Bank Hapoalim Ltd., respectively.

NOTE 11:- ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,

	2007	2008

Employees and payroll accruals	$3,468	$3,956
Accrued expenses	4,267	3,475
Government authorities and other	1,434	1,348

	$9,169	$8,779

NOTE 12:- LONG-TERM LOANS

Long-term loans are composed as follows:

	Interest rate		December 31,

	2007	2008	2007	2008

	%

In U.S. dollar	6.1-6.6	–	$56	$–
In Japanese Yen	3.23	2.59	117	88
In other currencies	5.5	6.5	29	10
Less - current maturities			(70)	(65)

			$132	$33

NOTE 13:- TAXES ON INCOME

a.	Israeli Taxation:

1.	Tax rates:

Taxable income of Israeli companies is subject to tax at the rate of 31% in 2006, 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter.

2.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the Income Tax (Inflationary Adjustments) Law, 1985, until 2007, the results for tax purposes were measured adjusted for changes in the Israeli consumer price index.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 13:- TAXES ON INCOME (Cont.)

In February 2008, the Israeli parliament passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli consumer price index carried out in the period up to December 31, 2007. The amendment to the law includes, among other things, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008

3.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Certain production and development facilities of the Company have been granted “Approved Enterprise” status pursuant to the Law, which provides certain tax benefits to its investment programs. For these programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the “Approved Enterprise” programs is tax-exempt for periods of two to four years and will be eligible for reduced tax rates for additional periods of five to eight years (such reduced tax rates are dependent on the level of foreign investments in the Company).

The period of benefits for those expansions has not yet commenced.

The tax benefit periods provided end at the earlier of 12 years from the commencement of production or 14 years from receipt of the approval for the Approved Enterprise. As the Company currently has no taxable income in Israel, these benefits have not yet commenced.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the opinion of the Company’s management, the Company has been in full compliance with the conditions of the above programs through December 31, 2008.

If dividends were to be distributed out of tax-exempt profits deriving from an “Approved Enterprise,” the Company would be liable for corporate tax at a rate of 25%. The Company does not anticipate paying dividends in the foreseeable future.

On April 1, 2005, an amendment to the Investment Law came into effect (“the Amendment”) that has significantly changed the provisions of the Investment Law. The Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

4.	The Company has final tax assessments through the year 1996.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 13:- TAXES ON INCOME (Cont.)

b.	Net operating loss carryforwards:

As of December 31, 2008, the Company and its Israeli subsidiaries had operating loss carryforwards of approximately $ 40,602, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company’s subsidiaries in Europe and Japan had estimated total available tax loss carryforwards of $ 10,835 and $ 2,304 in 2008, respectively, to offset against future taxable income for 15-20 years and two years, respectively.

c.	Income (loss) before taxes on income:

	Year ended December 31,

	2006	2007	2008

Domestic	$(2,414)	$(2,735)	$1,370
Foreign	(3,688)	4,348	3,345

	$(6,102)	$1,613	$4,715

d.	Taxes on income:

Taxes on income consist of the following:

	Year ended December 31,

	2006	2007	2008

Current:
Domestic	$1	$–	$16
Foreign	309	362	183

Taxes on income	$310	$362	$199

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,

	2007	2008

Net operating loss carryforwards	$14,859	$13,922
Allowances and reserves	1,283	687

	16,142	14,609
Less: valuation allowance	(16,142)	(14,609)

Net deferred tax assets	$–	$–

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 13:- TAXES ON INCOME (Cont.)

The Company and its subsidiaries provided a 100% valuation allowance against the deferred tax assets relating to its tax loss carryforwards and other temporary differences due to uncertainty concerning its ability to realize these deferred tax assets in the foreseeable future.

f.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items of the statutory tax rate of the Company (2006 - 31%, 2007 - 29% and 2008- 27%) to the effective tax rate (0%, 22% and 4%, respectively) are valuation allowances provided for deferred tax assets (in all reported periods).

Tax expenses mainly represent taxes for a limited number of subsidiaries that do not have net operating loss carryforwards.

No tax asset was recorded since the Company’s management currently believes it is more likely than not those deferred tax assets will not be realized in the foreseeable future.

g.	The Company adopted the provisions of FIN 48 as of January 1, 2007. The impact of adopting FIN 48 is estimated at $ 530 on the Company’s shareholder’s equity and an impact of $ 50 and $ 16 on the Company’s tax expenses during the year ended December 31, 2007 and 2008, respectively.

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses. The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2008	$580
Increases in tax positions for prior years	12
Increases in tax positions for current years	4

Gross unrecognized tax benefits at December 31, 2008	$596

Increase in tax positions for prior years is a result of interest and penalties.

NOTE 14:- SHAREHOLDERS’ EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Treasury shares

The Company’s Board of Directors resolved to authorize the Company to repurchase its shares, from time to time, in the open market or in other transactions. Accordingly, through the end of 2008, the Company repurchased 1,465,368 of its Ordinary shares for an aggregate amount of $ 6,772.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 14:- SHAREHOLDERS’ EQUITY (Cont.)

c.	Stock Option Plan:

Under the Company’s 1991, 2000 and 2007 Stock Option Plans, as amended (collectively, the “plans”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the plans, the Company reserved for issuance 6,750,000, 4,600,000 and 1,500,000 Ordinary shares, respectively. As of December 31, 2008, an aggregate of 1,628,703 Ordinary shares of the Company are still available for future grants. Each option granted under the plans is exercisable for a period of ten years from the date of the grant of the option. The 2000 plan will expire on May 5, 2010 and the 2007 plan will expire on August 1, 2017. No options were granted under the 1999 plan after July 31, 2001. The option’s exercise price for each option shall be determined by the Board of directors and set forth in the Company’s award agreement. Unless determined otherwise by the Board of directors, the option exercise price shall be equal to, or higher than the share market price at the grant date. The options generally vest over three years. Any option that is forfeited or canceled before expiration becomes available for future grants under the plans.

A summary of employee option activity under the Company’s stock option plans as of December 31, 2008 and changes during the year ended December 31, 2008 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at the January 1, 2008	3,673,528	$2.22
Granted	145,000	$1.12
Exercised	(351,830)	$0.65
Forfeited	(1,076,653)	$2.35

Outstanding at December 31, 2008	2,390,045	$2.31	6.4	$109

Exercisable at December 31, 2008	1,581,051	$2.53	5.12	$86

Vested and expected to vest at December 31, 2008	2,113,510	$2.37	6.07	$105

A summary of employee option activity under the Company’s stock option plans as of December 31, 2008 whose vesting is contingent upon meeting various departmental and companywide performance goals, including revenue growth and net gain index is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at the January 1, 2008	713,334	$2.08
Granted	100,000	$1.12
Exercised	–	–
Forfeited	(88,333)	$2.35

Outstanding at December 31, 2008	725,001	$1.76	8.9	$16

Exercisable at December 31, 2008	219,334	$2.04	8.8	$–

Vested and expected to vest at December 31, 2008	463,576	$1.92	8.9	$-13

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 14:-       SHAREHOLDERS’ EQUITY (Cont.)

A summary of employee option activity under the Company’s stock option plans as of December 31, 2006 and 2007 and changes during the years ended on those dates, are as follows:

	Year ended December 31,

	2006		2007

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	3,061,216	$2.62	2,352,632	$2.52
Granted	62,000	$1.69	1,773,332	$1.78
Exercised	(253,346)	$1.11	(218,205)	$1.18
Forfeited	(517,238)	$3.41	(234,231)	$2.98

Outstanding at the end of the year	2,352,632	$2.52	3,673,528	$2.22

Exercisable at the end of the year	2,290,632	$2.54	2,407,532	$2.22

During 2007 and 2008, the Company granted selected executives and other key employees options to purchase 825,000 Ordinary Shares and 100,000 Ordinary Shares, respectively, with vesting contingent upon meeting various departmental and companywide performance goals, including revenue growth and net gain index. The options have an exercise price equal to the fair market value of the Company’s Ordinary Shares on the date of the grants, contingently vest over a period of four years, and are for a term of ten years. The fair value of those options was estimated on the date of grant using the same option valuation model used for the other options granted. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, expected term and risk-free rate used in estimating those options’ fair value are the same as those noted in the table related to options issued under the plans.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, 2007 and 2008 were $ 0.98, $ 1.31 and $ 0.68, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2008. This amount is changed based on the fair market value of the Company’s shares. Total intrinsic value of options exercised for the year ended December 31, 2006, 2007 and 2008 were $ 161, $ 168 and $ 383, respectively. As of December 31, 2008, there was $ 218 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. This cost is expected to be recognized over a period of approximately three years.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS

NOTE 14:-       SHAREHOLDERS’ EQUITY (Cont.)

The options outstanding as of December 31, 2008, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2008	Weighted average exercise price of exercisable options

0-1	106,938	4	$0.89	106,938	$0.89
1-2	1,451,132	7	$1.55	802,132	$1.37
2-3	251,999	8	$2.35	92,005	$2.35
3-4	292,196	5	$3.86	292,196	$3.86
4-5	176,169	5	$4.08	176,169	$4.08
5-6	92,500	5	$5.95	92,500	$5.95
6-7	711	1	$6.14	711	$6.14
10-11	18,400	1	$10.16	18,400	$10.16

	2,390,045	6	$2.31	1,581,051	$2.53

Stock-based compensation expense, recognized as general and administrative expense, for options granted to non employees amounted to $ 19 for the year ended December 31, 2007.

d.	Accumulated other comprehensive income (loss)

	Year ended December 31,

	2007	2008

Accumulated realized and unrealized gain on available-for-sale securities, net	$85	$93
Accumulated foreign currency translation adjustments	(581)	(62)

Total other comprehensive income (loss)	$(496)	$31

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA

a.	Research and development costs, net:

	Year ended December 31,

	2006	2007	2008

Total costs	$5,944	$5,743	$4,927
Less - capitalized software costs	(3,482)	(3,027)	(2,577)

Research and development, net	$2,462	$2,716	$2,350

b.	Financial income, net:

Interest and bank charges	$(127)	$(12)	$485
Other than temporary losses of Marketable Securities	–	–	(131)
Gain arising from foreign currency transactions	459	173	94

Financial income, net	$332	$161	$448

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 15:- SELECTED STATEMENTS OF OPERATIONS DATA (Cont.)

c.	On August 16, 2006, the Company’s board of directors approved a comprehensive global restructuring plan (the “Plan”). The Plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination. In accordance with Statement of Financial Accounting Standard No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS No. 146”) the Company recorded $ 1,365 related to one-time termination benefits provided to terminated employees in 2006. As of December 31, 2006, all termination benefits were paid and substantially all terminated employees no longer provide services to the Company. In addition, during 2006, the Company wrote- off certain intangible assets related to the restructuring plan and incurred other exit costs in the amounts of $ 309 and $ 483, respectively.

NOTE 16:- COMMITMENTS AND CONTINGENTIES

a.	Lease commitments:

Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2008, are as follows:

2009	$2,250
2010	791
2011	359
2012	11
2013 and thereafter	10

$3,421

Rent expenses for the years ended December 31, 2006, 2007 and 2008, were approximately $ 1,274, $ 1,116 and $ 1,198, respectively.

b.	Guarantees:

The Company has provided two of its clients with bank guarantees totaling $ 64, which is linked to the New Israeli Shekel and valid through November 2009.

c.	Charges:

In respect of a lease agreement, the Company placed a lien on the leased computer equipment.

d.	Legal proceedings:

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 16:- COMMITMENTS AND CONTINGENTIES (Cont.)

1.	In June 2004, an Israeli company filed a lawsuit against the Company in the Tel-Aviv District Court seeking damages of NIS 8 million (approximately $ 2,104), with a possibility to increase the amount sought to approximately NIS 17 million (approximately $ 4,471), for recovery of alleged damages caused to the plaintiff by the Company’s failure to integrate a software system. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed in late 2008 and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. As of December 31, 2008, the Company’s management, due to the preliminary stage of the litigation, and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

2.	In May 2005, a former client of the Company’s subsidiary, Magic Software Enterprises (Israel) Ltd., filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of $ 361. The claim was moved to arbitration. The Company’s management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

3.	In March 2006, a client of the Company’s subsidiary, Magic Software Enterprises France, filed a lawsuit against the subsidiary in the commercial court in Paris claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 488 (approximately $ 680). The Company’s management, due to the preliminary stage of this litigation and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

4.	In May 2007, a former CEO of the Company’s subsidiary filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between him and the Company’s subsidiary, and he is seeking damages in the amount of $ 438. The claim had been moved to arbitration, which commenced during 2008. The claim is in its final stages. The Company, based on its legal advisors opinion, recorded an appropriate provision to cover the outcome of the claim.

5.	In 2006, a subcontractor of the Company’s Italian subsidiary filed a lawsuit against the subsidiary in the court of Milan, claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 524 (approximately $ 730). The Company’s management, based on its legal advisors opinion, recorded an appropriate provision to cover the outcome of the claim.

e.	Royalty commitments:

1.	The Government of Israel, through the Fund for the Encouragement of Marketing Activities (“the Fund”), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2008, the remaining contingent obligation of the Company amounted to $ 341.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 16:- COMMITMENTS AND CONTINGENTIES (Cont.)

2.	The Company was committed to pay royalties to Enformia Software Ltd. (“Enformia”) equal to 40% of any sale of products related to the intellectual property purchased from Enformia and to comply with all of the terms required by the Office of the Chief Scientist (“OCS”) in connection with its research and development grants awarded to Enformia.

As of December 31, 2008, the aggregate liability to the OCS for Enformia products amounted to $ 5. During the years ended December 31, 2007 and 2008, the Company has paid and accrued royalties to Enformia relating to sales of its product in the amount of $ 11 and $ 38, respectively.

In January 2007, the Company sold the above mentioned intellectual property to Axcepia Technologies Ltd. (“Axcepia”). Under the agreement, in consideration for the transfer and assignment of the Company’s rights in and to the Enformia technology, Axcepia agreed to pay the Company a commission equal to 50% of its revenues derived from sales to customers who held licenses to use the technology for a period of five years as of the date of the agreement. In addition, commencing as of six months from the date of the agreement, Axcepia agreed to pay the Company a commission equal to 20% of the revenues it derived from the provision of maintenance and support services relating to the iBOLT Portal technology, for a period of five years from the date of the agreement.

3.	The Group is committed to pay royalties of 1.75% of gross sales of the Hermes application, including license fees and all services fees to Menzies Aviation Plc (Menzies) for a period of five years until mid of 2009. For the year ended December 31, 2008, the Group has paid and accrued royalties to Menzies relating to sales of the product in the amount of $65.

NOTE 17:- NET EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted net earnings (loss) per share:

	Year ended December 31,

	2006	2007	2008

Numerator for basic and diluted earnings (loss) per share - net income (loss) available to shareholders	$(5,006)	$12,608	$4,508

Weighted average shares outstanding:

Denominator for basic net earnings (loss) per share	31,184	31,443	31,769
Effect of dilutive securities	*) –	580	263

Denominator for diluted net earnings (loss) per share	31,184	32,023	32,032

Basic net earnings (loss) per share	$(0.16)	$0.40	$0.14

Diluted net earnings (loss) per share	$(0.16)	$0.39	$0.14

*)	Anti dilutive.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 18:- DISCONTINUED OPERATIONS

During 2007, the Company disposed two of its subsidiaries (AAOD and Magic Italy), which met the definition of a component under SFAS 144. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

a.	The following are the results of discontinued operations for the years ended December 31, 2006, 2007.

	Year ended December 31

	2006	2007

Revenues	$9,415	$11,650
Cost of revenues	3,577	4,349

Gross profit	5,838	7,301

Operating expenses, net	4,329	5,099

Operating income	1,509	2,202

Other income (expenses)	(174)	9,281
Taxes on income	15	18

Net income	$1,320	$11,465

Revenues relating to discontinued operations for the years ended December 31, 2006, 2007 were as follows:

	Year ended December 31

	2006	2007

AAOD	$9,241	$11,611
Magic Italy	174	39

	$9,415	$11,650

b.	The breakdown of assets and liabilities attributed to discontinued operations of the Company as of December 31, 2007 and 2008 was as follows:

	December 31

	2007	2008

Assets:
Cash and cash equivalents	$22	$1
Trade receivables, net	9	4
Other receivables and prepaid expenses	9	25
Property and equipment, net	1	1

	$41	$31

Liabilities:

Trade payables	$250	$237
Other payables and accrued expenses	253	135

	$503	$372

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS

NOTE 19:- GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment (see Note 1 for a brief description of the Company’s business). The Company’s business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

This data is presented in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”).

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,

	2006	2007	2008

Israel	$4,307	$4,471	$4,760
Europe	21,713	24,916	25,359
United States	13,995	18,612	20,096
Japan	10,223	9,080	10,110
Other	2,333	1,349	1,655

	$52,571	$58,428	$61,980

The Company’s long-lived assets are located as follows:

	December 31,

	2007	2008

Israel	$19,444	$19,440
Europe	2,319	1,848
United States	5,177	5,195
Japan	4,979	5,975
Other	506	463

	$32,425	$32,921

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES
APPENDIX TO FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliated company as of December 31, 2008:

Name of Company	Percentage of ownership and control	Place of incorporation

	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l.	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz	100	Hungary
CarPro Systems Ltd.	90.48	Israel

Levy Cohen & Co.

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020-7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Certified Public Accountants	21 January 2009

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

Levy Cohen & Co.

R e g i s t e r e d A u d i t o r s

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020-7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Certified Public Accountants	11 February 2009

J. Cohen C.P.A. (ISR)	Registered by The Institute of Chartered Accountants in
R. Shahmoon ACA	England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

        We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2008, 2007 and 2006, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 30, 2009	KDA Audit Corporation

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying balance sheets as at December 31, 2008 and 2007 and the related statements of operations for each of the three years in the period ended December 31, 2008 of Magic Benelux B.V., Houten.

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

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2008 and 2007, and of its related statements of operations for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Dordrecht, January 30, 2009

Verstegen accountants en adviseurs

Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház Kft.

            We have audited the accompanying balance sheet of Magic (Onyx) Szoftverház Kft. (the “Company”) as of December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

            We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing, the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

            In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and at December 31, 2008 and 2007, and the related statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

February 25, 2009	Maria Negyessy
Reg. Auditor

S I G N A T U R E S

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD. By: /s/ Guy Bernstein —————————————— Guy Bernstein Chairman of the Board of Directors

Dated: April 2, 2009