Form 20-F/A
period 2008-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2009-12-21
CIK 876779

SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549
                                   FORM 20-F/A
                                 AMENDNEMT NO. 1

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO
     __________

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

ORDINARY SHARES, PAR VALUE NIS 0. 1 PER SHARE..........31,893,880
                                                       (as of December 31, 2008)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                Yes ___ No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                   Yes___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X No __


Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

   Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

        U.S. GAAP [X]          International Financial            Other [ ]
                               Reporting Standards as
                               issued by the International
                               Accounting Standards Board   [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

                                  Yes ___ No X

This  annual  report  on  Form  20-F  is  incorporated  by  reference  into  the
registrant's   Registration   Statements  on  Form  S-8,  File  Nos.  333-13270,
333-11220, 333-1946, 333-10794, 333-113552, 333-132221 and 333-149553.

                                EXPLANATORY NOTE


         This Amendment No. 1 on Form 20-F/A to our Annual Report on Form 20-F for the year ended December 31, 2008, or Amendment No. 1, amends our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Securities and Exchange Commission on April 2, 2009. The Form 20-F for the year ended December 31, 2008 is hereby amended to revise Item 11. Quantitative And Qualitative Disclosures About Market Risks.

         Other than the foregoing Item, no part of our Annual Report on 20-F for the year ended December 31, 2008 is being amended. This Amendment No. 1 is not intended to revise other information presented in our Annual Report on Form 20-F for the year ended December 31, 2008 as originally filed and all such other information in the original filing remains unchanged.

                                TABLE OF CONTENTS

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS..........1

SIGNATURES.....................................................................2

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
         -----------------------------------------------------------

         We are exposed to a variety of market risks, primarily changes in interest rates affecting our investments in marketable securities and foreign currency fluctuations.

INTEREST RATE RISK

         Except for our exposure to market risk for changes in interest rates relating to our investments in marketable securities, which are principally denominated in U.S. dollars, we do not have any substantial risk which is derived from a change in interest rates. The net increase in earnings and cash flow for the next year resulting from a ten percent interest rate increase would be negligible.


FOREIGN CURRENCY EXCHANGE RISK

         Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are transacted through a global network of subsidiaries. These sales and related expenses are generally denominated in currencies other than the U.S. dollar, except in Israel, where our sales are denominated in U.S. dollars and our expenses are denominated in New Israeli Shekel. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and such other currencies as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation. Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the New Israeli Shekel, the U.S. dollar as compared to the Euro and to the Japanese Yen. An increase of 10% in the value of the New Israeli Shekel relative to the U.S. dollar in 2008 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2 million for that year, while a decrease of 10% in the value of the New Israeli Shekel relative to the U.S. dollar in 2008 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.7 million for the year. An increase of 10% in the value of the Euro and in the value of the Japanese yen relative to the U.S. dollar in 2008 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million and $0.4 million respectively for that year, while a decrease of 10% in the value of the Euro and in the value of the Japanese Yen relative to the U.S. dollar in 2008 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million and $0.3 million respectively for the year.


EQUITY PRICE RISK

         The Company had $3.5 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical ten percent decrease in prices quoted on stock exchanges is approximately $350,000.

                               S I G N A T U R E S
                               -------------------

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                            MAGIC SOFTWARE ENTERPRISES LTD.


                            By: /s/ Guy Bernstein
                                -----------------
                                Name: Guy Bernstein
                                Title: Active Chairman of the Board of Directors






Dated: December 21, 2009