Form 20-F
period 2009-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2010-04-26
CIK 876779

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

Ordinary Shares, par value NIS 0. 1 per share…………..31,936,426 (as of December 31, 2009)

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

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Magic Software Enterprises Ltd. develops markets, sells and supports an application platform and business and process integration solutions.  Our products and services are available through a global network of our regional offices, independent software vendors, or ISVs, system integrators, or SIs, distributors and value added resellers, or VARs, as well as original equipment manufacturers, or OEMs, and consulting partners in approximately 50 countries.  Our technology provides our partners and customers with the ability to create any type of business application, leverage existing information technology, or IT resources, enhance business ability, and focus on core business priorities to gain maximum return on their existing and new IT investments.  We are known for our code-free approach, allowing users to focus on business logic rather than technological requirements.  This approach forms the driving principle of both our uniPaaS application platform and our iBOLT business and process integration suites. Our ordinary shares are listed on the NASDAQ Global Market under the symbol “MGIC” and are also traded on the Tel Aviv Stock Exchange.

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

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

ii

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated.  This data includes discontinued operations for certain of the presented periods (see Note 3(a) and 3(c) to the consolidated financial statements).  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

We have derived the following consolidated income statement data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements and notes included elsewhere in this annual report, with the relevant adjustments due to the discontinued operations.  We have derived the consolidated income statement data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005, 2006 and 2007 from our audited consolidated financial statements that are not included in this annual report, with the relevant adjustments due to the discontinued operations.

Income Statement Data:

	Year ended December 31,
	2005	2006	2007	2008	2009
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$21,503	$18,788	$17,707	$20,913	17,261
Maintenance and technical support	11,238	11,531	12,605	14,530	13,821
Consulting services	19,095	22,252	28,116	26,537	24,268
Total revenues	51,836	52,571	58,428	61,980	55,350
Cost of revenues:
Software	6,965	5,433	4,557	4,898	5,388
Maintenance and technical support	2,179	2,873	1,602	2,263	2,189
Consulting services	14,123	16,862	21,181	19,978	18,687
Total cost of revenues	23,267	25,168	27,340	27,139	26,264
Gross profit	28,569	27,403	31,088	34,841	29,086
Operating costs and expenses:
Research and development, net	2,413	2,462	2,716	2,350	1,310
Selling and marketing	17,197	15,712	15,558	17,357	15,308
General and administrative	14,510	13,784	11,532	10,867	8,210
Other income, net	-	-	-	-	1,972
Restructuring and impairment	-	2,157	-	-	-
Operating income (loss)	(5,551)	(6,712)	1,282	4,267	6,230
Financial income (expense), net	(809)	332	161	448	238
Other income	-	278	170	-	42
Income (loss) before taxes on income	(6,360)	(6,102)	1,613	4,715	6,510
Taxes on income	462	310	362	199	334
Income (loss) after taxes on income	(6,822)	(6,412)	1,251	4,516	6,176
Equity in earnings (losses) of affiliates	19	15	(86)	(8)	-
Net income (loss) from continued operations	$(6,803)	$(6,397)	$1,165	$4,508	6,176
Net income from discontinued operations	2,204	1,320	11,465	-	-
Net income (loss)	(4,599)	(5,077)	12,630	4,508	6,176
Less: Net income (loss) allocated to non-controlling interest	(8)	71	(22)	-	-
Net income attributable to Magic's Shareholders	4,607	5,006	12,608	4,508	6,176
Basic net income (loss) per share	$(0.15)	$(0.16)	$0.40	$0.14	$0.19
Diluted net income (loss) per share	$(0.15)	$(0.16)	$0.39	$0.14	$0.19
Shares used to compute basic income (loss) per share	31,124	31,184	31,443	31,769	31,899
Shares used to compute diluted income (loss) per share	31,124	31,184	32,023	32,032	32,107
Dividends	-	-	-	-	15,974

Balance Sheet Data:

	December 31,
	2005	2006	2007	2008	2009
	(U.S. dollars in thousands)
Working capital	$19,052	$15,584	$28,737	$33,851	$28,021
Cash, cash equivalents, short term deposits and marketable securities	10,173	11,653	16,446	32,588	41,868
Total assets including discontinued operations	73,722	71,172	82,298	81,164	87,551
Total equity	52,305	47,644	61,244	66,755	57,188

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Although we reported net income during the three years ended December 31, 2009, we incurred losses in the two prior years.  No assurance can be given that we will be able to maintain our current level of revenues or profitability in the future.

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

Our customers ordinarily require the delivery of our products promptly after we accept their orders.  With the exception of contracts for services, we usually do not have a backlog of orders for our products.  Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter.  The deferral of the placing and acceptance of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.  Our customers sometimes require an acceptance test for services we provide and as a result, we may have a significant backlog of orders for our services.  Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter.  If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter may be materially adversely affected.  For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Unfavorable national and global economic conditions could have a material adverse effect on our business, operating results and financial condition.

The recent crisis in the financial and credit markets in the United States, Europe and Asia led to a global economic slowdown showing significant signs of weakness.  Although global economic conditions have begun to stabilize or improve, the markets in which we operate remain weak.  If the economies in the countries in which we operate continue to be weak or weaken further, the demand for our products, technology and services may decrease as a result of continued constraints on capital spending by our customers.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services.  Any of these events would likely harm our business, operating results and financial condition.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain weak or weaken further, our business, operating results and financial condition may be materially adversely affected.

Recent worldwide economic downturn may adversely affect our customers, exposing us to credit risk and payment delinquencies on our accounts receivable.

Our outstanding accounts receivables are not covered by collateral.  If economic conditions deteriorate further, certain of our customers may face liquidity concerns and may delay or be unable to satisfy their payment obligations, which would have an adverse effect on our financial condition and operating results.

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

We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop and sell solutions for their customers, referred to as ISVs or Magic Software Providers, or MSPs, and also through SIs.  These independent distributors then resell our products to end-users.  We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts.  Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products.  The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products.  Our results of operations could be materially adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

We may lose independent distributors on whom we currently depend and we may not succeed in developing new distribution channels which could adversely affect our business, results of operations and financial condition.

If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all.  In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so.  Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

We are dependent on a limited number of product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition.

We derive our revenues from sales of application platform and integration products primarily under our uniPaaS and iBOLT brands, professional services, as well as related revenues from software maintenance and support and other services.  Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products.  A decrease in revenues from our principal products would adversely affect our business, results of operations and financial condition.

The revenue of two of our vertical subsidiaries is dependent upon three customers and a significant decrease in revenues from these customers could adversely affect our business, results of operations and financial condition.

The majority of revenues generated by one of our vertical subsidiaries in 2007, 2008 and 2009 was from two customers.  One of such customers accounted for 8%, 9% and 11%% of our revenues in 2007, 2008 and 2009, respectively.  In 2010, we expect the revenues of two of our vertical subsidiaries to be largely dependent upon three customers.  We do not know if, or for how much longer, such three customers will continue to purchase the services of the subsidiaries, nor do we have any control or influence over their purchasing decisions.  A significant decrease in revenues from these customers could adversely affect our business, results of operations and financial condition.

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

We may not succeed in managing future growth, which could adversely affect our business, results of operations and financial condition.

We may encounter difficulties with our international operations and sales which could adversely affect our business, results of operations and financial condition.

While our principal executive offices are located in Israel, 92% of our sales in 2007 and 2008 and 93% of our sales in 2009 were generated in other countries.  This subjects us to many risks inherent to international business activities, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Changes in regulatory requirements;

•	Export license requirements;

•	Economic or political instability;

•	Trade restrictions;

•	Changes in tariffs;

•	Currency fluctuations;

•	Difficulties in the collection of receivables;

•	Foreign tax consequences;

•	Greater difficulty in safeguarding intellectual property; and

•	Difficulties in managing overseas subsidiaries and international operations.

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

Our financial statements are stated in U.S. dollars, our functional currency.  However, a substantial portion of our revenues and expenses are incurred in other currencies, particularly the Euro, Japanese Yen, NIS and British pound.  We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable.  Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies.  For example, during 2007 and 2008, the NIS appreciated against the U.S. dollar, which resulted in a significant increase in the U.S. dollar cost of our NIS expenses, while during 2009 the NIS depreciated against the U.S dollar, which resulted in a relative decrease in the U.S. dollar cost of our NIS expenses.  Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

Declines in our share price and/or operating performance could result in a future impairment of our goodwill or long-lived assets.

We assess potential impairments of goodwill annually and whenever there is evidence that events or changes in circumstances indicate that an impairment condition may exist.  We assess potential impairments of our long-lived assets, including property and equipment and capitalized software, whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable.  In the past and during the recent capital market downturn, our share price, and consequently our market capitalization, have experienced significant fluctuations and may experience significant fluctuations in the future.  If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that an impairment of goodwill is required.  We determine the value of each of our reporting units using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates our fair value at this time.  Our ability to reconcile the gap between our market capitalization and aggregate fair value of the reporting units depends on various factors, some of which are qualitative, such as estimated control premium that an investor would be willing to pay for a controlling interest in us, while others involve management judgment.  If our market capitalization stays below our shareholders’ equity, or actual results of operations materially differ from our modeling estimates, we may be required to record a non-cash impairment charge of our goodwill.  A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill and/or our long-lived assets on our balance sheet.

We face intense competition in the markets for our application platform as well as process and business integration technologies and services, which are evolving into a new market for software as a service, or SaaS.  This competition could adversely affect our business, results of operations and financial condition.

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate.  The enhancement of the SaaS market increases the competition in these areas, and some of our competitors claim to offer a fully automated eDeveloper conversion process, converting eDeveloper based applications to .NET based applications.  We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing.  Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

Some of our existing and potential competitors are larger companies, have substantially greater resources than us, including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us.  We may not be able to differentiate our products from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost-effective, or offer better performance than our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in increasing our market share in the business and process integration markets with our iBOLT products, or leverage our advantage in the rich internet application, mobile, cloud and SaaS enabled application platform fields, which could adversely affect our business, results of operations and financial condition.

Our iBOLT Integration Suite provides business integration and process management with a particular focus on enterprise business applications. iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. Since we launched iBOLT in 2003, we have continued to develop this product and enhance it, releasing successive versions over the years (the current version is 3.1).  In 2005, we started a line of special editions of iBOLT tailored for specific application packages, and we have released several such special editions, for SAP, Oracle JD Edwards, Salesforce.com, IBM i, HL7, Lotus Notes and Lotus Domino and Microsoft Dynamics CRM.

The business integration and BPM markets in which we operate are extremely competitive and subject to rapid changes.  Our competitors utilize varying approaches to the provision of technology to business integration and BPM markets.  We may not have the resources, skills and product variety required to successfully increase our market share in these markets.  In addition, even if we succeed in convincing prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them due to technical, cost, support or other reasons.

Our future success will be largely dependent on the acceptance of future releases of our Rich Internet Application, or RIA and cloud offerings and if we are unsuccessful with these efforts our business, results of operations and financial condition will be adversely affected

In 2008, we released a new generation of our eDeveloper application platform, branded uniPaaS.  uniPaaS is compatible with previous versions of eDeveloper, adds cloud-based capabilities including RIA and mobile, and in the future will include platform as a service, or PaaS capabilities.  Our future success will be in great measure dependent on the acceptance of uniPaaS.  The acceptance of this product relies in part on the continued acceptance and growth of cloud markets including RIA, mobile and SaaS, for which uniPaaS is particularly useful and advantageous.  If this product is not accepted, our business, results of operations and financial condition will be adversely affected.

Our efforts to increase our presence worldwide, including the United States, Europe, Japan, Asia and South Africa may not be profitable, which could adversely affect our business, results of operations and financial condition.

Our success in becoming a stronger competitor in the sale of application platform and integration solutions is dependent upon our ability to increase our sales in all our markets, including, but not limited to the United States, Europe, Japan, Asia and South Africa.   Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations.  Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Despite quality assurance testing performed by us, as well as by our partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology.  This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our ISV partners and SIs over whom we exercise no supervision or control.  If defects are discovered, we may not be able to successfully correct them in a timely manner or at all.  Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.  The professional liability insurance that we maintain may not be sufficient against potential claims.

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

From time to time, third parties may assert infringement claims against us or claims that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend any such claims.

We may be unable to attract, train and retain qualified personnel, which could adversely affect our business, results of operations and financial condition.

In the event our business grows in the future, we will need to hire additional qualified personnel.  The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive.  We may not be able to attract the personnel we need.  Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have a material adverse effect on our business, financial condition and results of operations.

We made and expect to make acquisitions that could disrupt our operations and harm our operating results.

Our growth depends upon the growth of the market in which we operate, our ability to enhance our existing products and our ability to introduce new products on a timely basis.  We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel. Acquisitions involve numerous risks, including the following:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired companies;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Initial dependence on unfamiliar supply chains or relatively small supply partners;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Market and the Tel Aviv Stock Exchange, or TASE, directly owns 18,560,352, or 58.1%, of our outstanding ordinary shares.  Emblaze Ltd., or Emblaze, an Israeli company traded on the London Stock Exchange, owns 50.7% of the outstanding shares of Formula Systems.  Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”), Formula Systems and Emblaze will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  Similarly, Formula Systems and Emblaze will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of outside directors).  Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	The public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

•	Future sales of our ordinary shares by our directors, officers and significant shareholders;

•	Political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	Other events or factors in any of the countries in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

•	General trends of the stock markets.

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

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have traded at low volumes in the past and may trade at low volumes in the future for reasons that may be related or unrelated to our performance.  This may result in a lack of liquidity, which could negatively effect the market price for our ordinary shares

We have not established a dividend policy and may not pay cash dividends in the future.

Although we paid a cash dividend in January 2010, we did not pay any cash dividends on our ordinary shares in the last five fiscal years and we do not currently have a dividend distribution policy in place.  Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors.  The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court.  You should not rely on an investment in our company if you require dividend income from your investment.

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

If U.S. tax authorities were to treat us as a “passive foreign investment company,” that could have adverse consequences on U.S. holders.

Holders of our ordinary shares who are U.S. residents face income tax risks.  There is a risk that we will be treated as a “passive foreign investment company,” commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and would likely cause a reduction in the value of our shares.  For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our assets for the taxable year produce or are held for the production of passive income.  If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  There has been an increase in unrest and terrorist activity in Israel, which began in September 2000 and which continued with varying levels of severity through 2009.  The future effect of this deterioration and violence on the Israeli economy and our operations is unclear.  In the summer of 2006, Israel was engaged in an armed conflict with Hezbollah, which involved missile strikes against civilian targets in northern Israel and negatively affected business conditions in Israel.  The establishment in 2006 of a government in the Gaza Strip by representatives of the Hamas, which effectively took control of the Gaza Strip from the Palestinian Authority in 2007 following Israel’s disengagement from the Gaza Strip in 2005, created additional unrest and uncertainty in the region.  In December 2008 and January 2009, there was an armed conflict between Israel and Hamas, following the firing of thousands of missile into southern Israel.  The missile attacks by Hamas have not targeted the greater Tel Aviv area, the location of our principal executive offices; however, any armed conflicts, terrorist activities or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  We follow Israeli law and practice instead of The NASDAQ Listing Rules regarding the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We develop, market and support uniPaaS, an application platform for software application development and deployment, and iBOLT, a platform for business integration and BPM.  The uniPaaS and iBOLT platforms enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. As an IT technology innovator, we have over 25 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications.  Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs.  We also provide maintenance and technical support as well as professional services to our enterprise customers and MSPs.  In addition, we sell our iBOLT technology for business integration to customers using  specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications.  We refer to these vendor-centered market sectors as eco-systems.

In June 2009, we released a new version of uniPaaS, V1.8 that included .NET integration for PC and mobile RIA clients.  In April 2010, we released uniPaaS V1.9.  This version has enhanced RIA functionality that brings application user experience to the level of desktop applications and makes the migration from client/server applications to RIA faster and easier.

In 2009, we released iBOLT Version 3 and Version 3.1.   Since then we have continued to develop the iBOLT channel and have entered into agreements with additional SIs, consultancies and service providers who acquired iBOLT skills and offer iBOLT licenses and related services to their customers.  During 2009, we also released additional iBOLT special editions, including HL7, Lotus Notes and Lotus Domino and Microsoft Dynamics CRM.  We also continued to focus the iBOLT integration tool on the SAP ERP R/3 market, and to date we have completed a dozen new deployments of iBOLT for SAP ERP R3.

In February 2009, we released our Data Replicator for Salesforce.com integration solution, allowing users to back-up their Salesforce.com data on-premise.  We have continued to develop partnerships with SIs in the Salesforce.com eco-system and are continuing to experience increasing sales in this sector.

In 2009, we increased our penetration into the global JD Edwards market, particularly in the United States where we gained a number of new partners specializing in JD Edwards solutions and where we continue to win significant deals.

In 2009, we continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer Business Partner program and as a Member Partner of IBM Partnerworld for Software.  IBM has awarded us with its ServerProven® certification for our uniPaaS and iBOLT products following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs.  We are also part of IBM’s System i Tools Innovation Program.  As part of our activities with IBM’s customers and business partners, we released a special edition of iBOLT for Oracle JD Edwards, targeted at users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

In December 2009, we sold and leased back our headquarters and principal administrative, finance, sales, marketing and research and development office building located in Or Yehuda, Israel, a suburb of Tel Aviv.  The office building was sold for the total consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million is being held trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We currently occupy approximately 39,321 square feet of space in such building under a lease agreement expiring in December 2014.

In February 2010, we, through our vertical U.S. subsidiary, completed the acquisition of the consulting and staffing services business of  a U.S.-based IT services company for approximately $11.8 million in cash to be paid over a three year period.  The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.  The business employs approximately 233 persons with offices throughout the United States. We believe that the acquisition of this business activity will enable us to expand our presence in the U.S. market and leverage our relationships with top tier customers.

Our capital expenditures for the years ended December 31, 2007, 2008 and 2009, were approximately $0.8 million, $0.7 million and $0.6 million, respectively.  These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

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

Another major evolution in enterprises is the trend of reusing IT assets, such as enterprise applications, which is driving the move towards service oriented architecture, or SOA.  Due to the large investments in enterprise applications, such as ERP and CRM, on the one hand, and the accelerating business change, on the other hand, organizations need to find a way to continue to leverage their IT investments while increasing their ability to change business processes and support new ones.  The software industry’s response is a new SOA, a new paradigm of application development, service oriented development architecture, and composite applications.  Most of these involve metadata (which is data that describes other data, similar to a table of content describing a book), rather than traditional programming.  We have developed and enhanced this paradigm over the last 25 years, and we believe that we have one of the largest installed-base of products employing such technology.

Additionally, mobile, cloud and SaaS are each becoming a well-established phenomenon in some areas of enterprise IT.  These are growing into mainstream options for software-based business solutions and will affect most of enterprise IT departments in the next three years in one way or another.  It appears that SaaS and cloud enabled application platforms are becoming dominant players in the growing SaaS application industry.  We are developing our technology to provide the functionality of a cloud-enabled application platform as a result of the growing demand from application vendors to repackage their applications as a SaaS offering.  In 2009, we continued to be recognized by independent industry analysts such a Gartner as one of the few vendors to provide a comprehensive application platform for SaaS and cloud computing.

General

Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.  Our development, deployment and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery and integration of business applications, systems and databases.  Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA, cloud computing and SaaS.

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

Our technology, comprised of the iBOLT and uniPaaS solutions, is comprehensive and industry proven.  These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives.  Unlike most competing platforms, we offer a coherent and unified toolset stemming from the same proven metadata driven and rules-based declarative technology.  Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as uniPaaS and iBOLT, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIA, mobile and SaaS applications.  uniPaaS and iBOLT provide ISV’s with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and decreasing time-to-market.

With the launch of iBOLT, we started a process of expanding from the application development field to the business integration and process management fields, which are presently converging, from a technology perspective, into the composite application field.  Products for these fields require SOA, application integration capabilities, process management, orchestration capabilities and information delivery capabilities.  We believe that our technology and products provide all of these capabilities.

With the impending introduction of our cloud-enabled application platform, we expect to strengthen our position as a leading application platform provider opening the path for us to address the top-tier sector of the market.  The increasing adoption of the SaaS delivery and business model within the overall cloud environment requires the use of a new generation of application platforms, which support the relevant functions required for SaaS and cloud deployment. We are one of the first vendors to offer such a platform. By leveraging the easy migration of applications between the different versions of our products, our MSPs have the potential to become among the first and most versatile sources of SaaS applications.  Industry analysts as well as several of our major MSPs have recognized this, and we have begun to work with some of them in this context.

Our Products

The underlying principles and purpose of our technology are to provide:

•	Simplicity – the use of code-free development tools instead of hard coding and multiple programming languages.

•	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks.

•	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability.

•	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

•	Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

We offer two complementary products that address the wide spectrum of composite applications.

uniPaaS Application Platform

The uniPaaS application platform was released during 2008 as the next generation of eDeveloper.  uniPaaS was released in recognition of the growing market demand for cloud based offerings including RIA, mobile applications and SaaS. It features new functionality and extensions to our application platform, with the objective of enabling the development of RIA, SaaS, mobile and cloud enabled applications.  SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and operated in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA.

uniPaaS is a comprehensive RIA platform.  It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

uniPaaS offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local.  Our uniPaaS application platform complies with event driven and service oriented architectural principles.  By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means.  The uniPaaS single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIA, mobile and SaaS.  In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and eventually modify these choices as the situation requires.  Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers.  It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases.  In addition, uniPaas is interoperable with .NET and Java technologies.

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

In June 2009, we released the Version 1.8 for uniPaaS including .NET integration for PC and mobile RIA clients.

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

iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner.  In May 2009, we released iBOLT Version 3.1 and since then we have continued to develop the iBOLT channel and entered into agreements with additional SIs, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers.

Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction.  We also offer special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP, JD Edwards or Salesforce.com.  These special editions contain specific features and pricing tailored for these market sectors. In addition, during 2009, we released special editions for HL7, Microsoft Dynamics CRM, Lotus Notes and Lotus Domino.

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

uniPaaS, our unique, single development paradigm, is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

uniPaaS offers our customers – ISVs, SIs and enterprises the following benefits:

•	Faster Time to Market. uniPaaS eliminates the difficulties and costs of developing distinct client and server paradigms and partitioning.

•
Lower Total Cost of Ownership.  When deployment is required uniPaaS automatically instructs the business logic to the various technical components, thus saving the need for human intervention or planning and enabling deployment at an unprecedented low cost of ownership.

•	Deployment Flexibility. Unique to the market, uniPaaS gives users the power to choose how they deploy their applications, whether full client or web, on-premise or on-demand, software or SaaS.

•	Scalability and Adaptability. uniPaaS enables application owners to move from full client mode to RIA, mobile and SaaS and back again as business situations and demands change.

•
Portability.  uniPaaS can be used with most hardware platforms, operating systems and databases.  Applications developed with our technology for one platform can also be deployed on other supported platforms.

•	Database Access and Technology Independence. Our technology can easily move data across platforms and convert the data from one database format to another.

•
Comprehensiveness.  uniPaaS incorporates all aspects of the development and deployment process which usually requires organizations to buy and integrate multiple and diverse server and client paradigms.

•	Global Experience and Expertise. uniPaaS leverages 25 years of research and development, including applied customer experience and feedback.

We believe that iBOLT offers our customers and partners the following benefits:

•	Time to Market. Based on our customers’ experience and feedback, we believe that iBOLT’s services, components and wizards allow for faster project delivery.

•
Cost Effectiveness.  Many vendors design their business logic in a way that’s so complex; customers can barely use it.  iBOLT’s graphical business flow editor allows users to easily and intuitively configure their business processes, ensuring that their end project is practical, usable and gives value for their investment.

•	Comprehensiveness. iBOLT is a comprehensive integration technology stack, guaranteeing powerful and cost-effective integration for any business scenario.

•	Deployment Flexibility. iBOLT has a significant range of built-in certified and optimized adaptors to maximize the integration flexibility and intuitive use.

•	Scalability and Adaptability. iBOLT is used by hundreds of companies of every size in almost every vertical worldwide and is responsible for tens of millions of transactions daily.

•
Global Experience and Expertise.  iBOLT leverages 25 years of research and development, including applied customer experience and feedback.  uniPaaS stands at the core of the iBOLT integration suite, from studio to its actual deployment.

•
Special editions of iBOLT with optimized adaptors are available to expand the capabilities of the most commonly used ERP and CRM packages, including SAP Business One, SAP Business All-in-One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i Series, Lotus Notes and Lotus Domino, HL7, and Microsoft Dynamics CRM.

Our Strategy

Our goal is to achieve a leadership position in the application platform and business integration markets.  We focus on providing technology, applications and services that enable enterprises to meet their business needs on time and budget.   The key elements of our strategy to achieve this goal are to:

•	Develop and up-sell to our installed base and partner community by leveraging our solutions (uniPaaS, iBOLT and professional services);

•
Utilize connectivity/integration solutions (iBOLT based) in existing ecosystems (SAP, Salesforce.com, JD Edwards, Lotus Notes and Lotus Domino, HL7, Microsoft Dynamics CRM and OEMs) to enlarge our installed base;

•	Strengthen our alliances with SAP, Salesforce.com, Oracle JD Edwards and IBM i;

•	Develop additional alliances with leading application vendors and develop offerings and partner programs for their ecosystems, such as Oracle’s JD Edwards and Salesforce.com;

•	Focus on recruiting OEM partners that will incorporate our iBOLT integration technology into their product offerings;

•	Promote uniPaaS (RIA, mobile and SaaS platforms) into the mid- and upper-markets of both enterprises and ISVs;

•	Increase the number of software houses and ISVs that use uniPaaS to build their applications;

•	Focus our sales efforts on our core products, uniPaaS and iBOLT; and

•	Focus our efforts on further building a strong partner base of SIs, ISVs, distributors, resellers, OEMs and consulting partners of our core technologies.

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

During 2009, we invested mainly in the development of the following products:

•
uniPaaS.  During 2009, in response to customers’ needs and service requests, we released uniPaaS version 1.8, as well as service packs for current eDeveloper versions and uniPaaS V1.5.  Later during the year we also released services packs for uniPaaS 1.8.

•
RIA Technology.  We continued to develop our RIA capabilities with enhanced version of uniPaaS and the RIA client module. In 2009 we released full support for RIA deployment on mobile phones running the Windows Mobile OS.

•
A new version of iBOLT.  iBOLT Version 3.0 was released at the beginning of 2009 and further developments, service packs and additional connectors were released during 2009.  In February 2009, we released the Salesforce.com template.  In the first quarter of 2009, we released iBOLT for Lotus Notes connector and iBOLT for HL7 Adapter.  The new version delivers a full range of new functionalities for the integration market as well as massive performance improvements.  Some of the main functionalities include new data mapper, expression editor, user defined storages, resource management and component software development kit.

•
In May 2009, we also released iBOLT V3.1.  Some of the main functionality enhancements include new connectors and adaptors, file transfer protocol component enhancements, email component enhancements, Data Mapper enhancements, .NET service, build/debugger enhancements, search options in iBOLT Studio, support for IBM WebSphere® MQ 7.0 client/server, web services enhancements, sample projects.  Among the connectors we released in May 2009 SAP All-in-One connector as well as Google Calendar. And in September 2009 we released MSDynamics CRM Connector and Google Docs Connector.

•
Hermes software.  We continued to develop the Hermes software solution for air cargo handling.  HERMES Releases 3.1 and 3.2 incorporate new and advanced functionalities.  During 2008, HERMES Release 3.2 was launched with additional functionality and it was deployed at a first air cargo center in Europe.  Deployment of Release 4.0 continued during 2009, by additional HERMES users in Europe and elsewhere, and will continue throughout 2010.  We expect to begin development of Release 5.0 in the second half of 2010, which will focus on a technology platform migration.

Vertical Solutions

Three of our subsidiaries develop, market, and support vertical applications, cargo handling solutions and IT professional services.

CoreTech Consulting Group LLC, our wholly-owned subsidiary, is an IT consulting firm offering flexible and creative solutions in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

Fusion LLC, our wholly-owned subsidiary, is an IT consulting firm offering a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry and serves some of the world’s leading telecom and technology corporations.  We established the subsidiary in January, 2010 in connection with our acquisition of the business of a U.S.-based IT services company in February 2010.

Hermes Logistics Technologies Ltd., our wholly-owned subsidiary, develops and markets a comprehensive solution for air cargo handling, which is designed to increase productivity, improve efficiency and reduce costs.  From physical handling, cargo documentation through customs, seamless electronic data interchange communications, dangerous goods, special handling, track and trace, security to billing, the Hermes system provides a complete and integrated solution encompassing all physical handling, documentation and messaging requirements, including real-time warehousing, service level profiling /monitoring, end-user guidance, tariff profiling, analysis, audits and reports..

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

We offer an online support system for the MSPs, providing them with the ability to instantaneously enter, confirm and track support requests via the Internet.  This system supports MSPs and end-users worldwide.

As part of this online support, we offer a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, most answers to most common customer queries and known issues that have already been reported.

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

We market and sell our products and services in more than 50 countries worldwide.  The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2007	2008	2009
	(In thousands)
Software sales	$17,707	$20,913	$17,261
Maintenance and technical support	12,605	14,530	13,821
Consulting services	28,116	26,537	24,268
Total revenues	$58,428	$61,980	$55,350

	Year ended December 31,
	2007	2008	2009
	(In thousands)
Israel	$4,471	$4,760	$3,614
Europe	24,916	25,359	22,516
United States.	18,612	20,096	18,485
Japan	9,080	10,110	8,895
Other	1,349	1,655	1,840
Total revenues	$58,428	$61,980	$55,350

Industries that are significantly represented by our partners include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications.  Our uniPaaS and iBOLT technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are MSPs (ISVs), including large SIs and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers.  MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following:

Adecco Coordination Center, Adecco Nederland Beheer, Adecco Suisse, Adidas Canada, Adminisatar Services Group, Advantage-Rent-a-Car, AeroScout, Allstate Life Insurance, Anglo Canadian Houswares, Anritsu Corporation, Bank Leumi, Bank of Cyprus, BNP Immobilier, Blat Lapidot, Boeing, Carey International, CBIA, CBS Outdoor, Charlotte County Courts, City of Phoenix Police Department, Clinical Financial Services, Club Mediterrannee, Communauté urbaine de Dunkerque, Compass Group France, Creativ, CTBA, Datenlotsen, Deutsche Bank, DHL, Discovery Dijon Céréales, Ekro, Electra, Electricité de Strasbourg, Entertainment Trading, Esmee Fairbairn Foundation, EUROCLEAR, Europ Assistance Netherlands, FactoryMaster, FlatRate, FMRP, Fortis Assurances, Franken Brunnen, Fujitsu-Ten, Genworth Financial, Georg Kohl, Guardian Life Insurance Company, Harel Insurance and Finance, Heller Bank, Honda Europe Power Equipment, Hungarian Police Force, IndustriOS Software, ING Commercial Finance, Intelys, Israeli Ministry of Environment and Supreme Court, ISS, Kopel-Re’em, LORD Corporation, Menora Mivtahim, Mitsubishi, Musashi Paint, Nestle Nespresso, New Era Solutions, New York State Public Defenders Association, Norfolk and Norwich University NHS Trust, OKOSH, OTOR, Paradise Cruise, Parc des Expositions PARIS-NORD Villepinte, Primagas, Rosenbauer, San Francisco Courts, SAPA Building Systems, Sharp System Products, Sheba Medical Center, SkyVision, STS Group, Sun Life Insurance, Tami 4, Titan Software Systems, Title Solutions, Inc., UNHCR, United Nations, Vadim Software, Verlingue, Victorinox, Viparis, Vodafone, Volvo Brazil, State of Washington Courts, W3Com, Western Dental, Winslow Indian Health Service.

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

At December 31, 2009, we had approximately 75 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales.  We maintain an indirect sales channel for iBOLT, through our ecosystem business relationships, as well as via SIs, value added distributors and resellers, OEM partners, as well as consultancies and service providers.  We maintain an indirect sales channel for uniPaaS through ISVs and SIs, who use our application platform to develop and deploy different applications selling them to their end-user customers.  We carry out marketing activities with our indirect channels and have increased the number of new channel partners for both uniPaaS and iBOLT, during 2009

Distributors.  In general, we distribute our products through local distributors in those countries where we do not have a sales office.  A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support.  Distributors are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages.  The distributors also translate our marketing literature and technical documentation.  Distributors must undergo our program of sales and technical training.  Marketing, sales, training, consulting, product and client support are provided by the local distributor.  We are available for backup support for the distributor and for end-users.  In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts.  We have approximately 21 distributors in Europe, Latin America, South Africa and Asia, many of whom are also MSPs.

VARs.  In general, we resell our products through VARs that extend their capabilities with our offerings.  These include SAP VARs.

Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our solutions offering.  Among our activities we focus on online, inbound and viral marketing, PR and media relations, analyst relations, an extensive program of Internet-based webcasts, search engine optimization campaigns, Google campaigns, exhibitions, attendance at trade shows, direct mail, response mail, telemarketing campaigns and user and distributor conferences and seminars.  We conduct distributor and user conferences to update our worldwide affiliates and user base concerning our new releases, marketing strategies, pricing, technical information and the like.

In order to foster improved relationships with our channel partners, we periodically sponsor local events and other marketing programs and activities.  On our corporate Internet website, we host an online solutions directory, which highlights applications developed and offered by our partners, and an information sharing section, which enables our partners to participate alongside our representatives at trade shows and conferences.  Furthermore, in 2009 we introduced an effective partner portal, which has six active blogs where we publish relevant business topics, and in April 2010, we launched our developers network where all developers using our software can exchange ideas, learn best practices and hear recent tips for more effective use of our technology and more.

iBOLT Ecosystems.  The important ecosystem businesses pursued by us to date include:

•
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

•
IBM.  In March 2007, we qualified for the IBM Business Partner SOA Specialty.  For this specialty, IBM selects business partners who market SOA content, services, or both that demonstrate compatibility with or complement the IBM SOA Foundation products, who endorse the IBM SOA strategy, and whose marketing activities IBM determines to be in agreement with its own. We offer SOA capabilities in the System i (iSeries / AS/400) market and we qualified for this specialty with respect to one of our SOA projects. Our technology allows IBM System i users to better utilize the value of their legacy systems and integrate them with different applications in their organization to maximize the return on their existing investments.

•
Salesforce.com. In late 2007, we joined the partner program of Salesforce.com and became AppExchange certified.  This enables us to address the Salesforce.com ecosystem and introduce our iBOLT for Salesforce.com to its partners and customers.  Since then, we have participated in Salesforce.com’s regional Success Tours, Tour-de-Force events, as well as launched our iBOLT for Salesforce.com at Dreamforce Europe 2008 in May in London, and participated at Dreamforce U.S. in November 2008, where we released the advanced version of iBOLT for Salesforce.com. During 2009, we participated in their U.S. and EMEA cloud events.  We have signed partnerships and already implemented our solutions with customers in the United Kingdom, the United States, Germany and Israel.

•
Oracle JD Edwards.  Since late 2006 we have been very active in Oracle’s JD Edwards eco-system, including JD Edwards Enterprise One and JD Edwards World, offering a special edition of iBOLT called JDE Connect.  We have sponsored and participated in a range of annual events including Oracle OpenWorld and Oracle Collaborate.  We have recruited more than a dozen partners and continue to win new customer deals related to our JD Edwards business.

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

With the introduction of uniPaaS in mid-2008, we further shifted our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the application platform and web oriented architecture market.  Our current competitors include Cordys, IBM, Microsoft, Adobe, Oracle, Pegasystems, Progress, Fiorano, Intersystems, Sun, Ultimus and Unify.  In the iBOLT integration market, our competitors include Microsoft BizTalk, Informatica, TIBCO and Software AG.  Additional competitors may enter each of our markets at any time.  Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter they may also compete with us.

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

We provide our products to customers under a non-exclusive, non-transferable license.  Usually, we have not required end-users of our products to sign license agreements.  However, in some instances license agreements are required to be signed by the end-users.  Generally, a “shrink wrap” license agreement is included in the product packaging, which explains that by opening the package seal, the user is agreeing to the terms contained therein.  It is uncertain whether license agreements of this type are legally enforceable in all of the countries in which the software is marketed.

Our trademark rights include rights associated with our use of our trademarks and rights obtained by registration of our trademarks.  We have obtained trademark registrations in South Africa, Canada, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, Japan, the United Kingdom and the United States.  The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter.  Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services.  We do not believe that patent laws are a significant source of protection for our products.  We have registered a copyright for our software in the United States and Japan.  Also, we have registered copyrights for some of our manuals in the United States and have acquired an International Standard Book Number (ISBN) for some of our manuals.  Our copyrights expire 70 years from date of first publication.

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

Emblaze, an Israeli company traded on the London Stock Exchange (LSE: BLZ), has a 50.7% controlling interest in our controlling shareholder Formula Systems, an Israeli company (NASDAQ: FORTY).  Formula Systems beneficially owns 58.1% or our outstanding ordinary shares.  Formula Systems is an international IT company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc	United States	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group Inc	United States	100%
Coretech Consulting Group LLC	United States	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Italy S.r.l.*	Italy	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	90.48%
Fusion LLC	United states	100%
____________________
* In March 2009 a liquidator was appointed for Magic Software Enterprises Italy S.r.l.

D.	Property, Plants and Equipment

In December 2009, we sold and leased back our headquarters and principal administrative, finance, sales, marketing and research and development office building located in Or Yehuda, Israel, a suburb of Tel Aviv.  The office building was sold for the total consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million is being held trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We currently occupy approximately 39,321 square feet of space in such building for an aggregate annual rent of $0.4 million under a lease agreement expiring in December 2014.  We have an option to terminate the lease agreement upon six months prior written notice.

In June, 2009, our Hungarian subsidiary sold its office building facility occupying 4,850 square feet in Budapest, Hungary for the total consideration of $0.5 million.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas; Texas, Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; and Bracknell, United Kingdom.  The aggregate annual cost for such facilities was $1,231 in the year ended December 31, 2009.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Background

We were incorporated under the laws of Israel in February 1983 and began operations in 1986.  Our ordinary shares have been listed on the NASDAQ Global Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991.  Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.  We develop market, sell and support an application platform and business and process integration solutions.  We have 16 wholly-owned subsidiaries, incorporated in the United States, Europe, Asia and Israel.  Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and one of our subsidiaries provides IT consulting services.

Overview

We develop market, sell and support uniPaaS, an application platform for software development and deployment, and iBOLT, a platform for business integration and BPM.  Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

As an IT technology innovator, we have over 25 years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications.  Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs.  We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs.  In addition, we sell our iBOLT technology for business integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications.  We refer to these vendor-centered market sectors as ecosystems.

During 2009, we generated cash flows from operations of $7.5 million and repaid $0.1 million of short-term credit and long-term loans.  Our cash and cash equivalents, together with our investments, were $41.9 million as of December 31, 2009, compared with $32.6 million as of December 31, 2008.  The recent economic and credit crisis had a significant negative impact on business around the world.  The impact of this crisis on the technology industry has been quite severe specifically in the United States, Europe and Japanese markets.  If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets remain weak or weaken further, there may be a further reductions in customer spending, which could have an adverse impact on sales of our products.  We believe that our strong cash position, our solid balance sheet and our financing capabilities all provide a key competitive advantage and collectively will enable us to be well positioned to manage our business through the economic downturn.

Strategy and Focus Areas

Based on our experience with managing through economic downturns in the past, we have developed a multifaceted strategy for addressing the current economic downturn that involves the following:

•
Vision and strategy.  Our vision of how the industry will evolve is being driven by enterprise mobile, RIA and SaaS as well as PaaS.  This transition appears to be occurring as we expected.  We believe that our technology will allow us to expand our offering into the cloud and mobile enterprise markets with speed, scale and flexibility.  We intend to remain focused on both the technology and business architectures to enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies.

•
Resource management and realignment.  During 2009, we continued to realign resources to better focus on our priorities.  During 2010, we plan to continue this realignment and at the same time reduce our expenses.

•
Implementation of our strategy.  During the economic downturn, we will continue our attempt to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery occurs.

•
As we have done in the past, we will attempt to use the current economic downturn as an opportunity to expand our share of our customers’ information technology spending and to continue moving into product adjacencies.  Our approach of aiming to achieve balance across products and services, customer markets and geographic areas contributed to the growth we experienced in the last three fiscal years.  We delivered several new products during 2009 and are pleased with the breadth and depth of our innovations and the impact that we believe these innovations will have on our long-term prospects.  We believe that our strategy and our ability to innovate and execute may enable us to improve our relative competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

General

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are converted into dollars in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters” (formerly Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation”).  The majority of our sales are made outside of Israel and a substantial part of them is in dollars.  In addition, a substantial portion of our costs is incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date.  Operational accounts have been translated using the average exchange rate prevailing during each year.  The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

As required by ASC 985-605, “Software Revenue Recognition” (formerly SOP 97-2, "Software Revenue Recognition"), we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements.  VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

We account for our software sales in accordance with ASC 985-605, “Software Revenue Recognition” (formerly SOP 97-2, “Software Revenue Recognition”).  Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.  Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

We generally do not grant a right of return to our customers.  When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services consists of billable hours for services provided, recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.  When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts” (formerly SOP 81-1), on a percentage of completion method based on inputs measures.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.  During the years ended December 31, 2007, 2008 and 2009, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed.  In most cases, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed” (formerly SFAS 86, “Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed”).

We establish technological feasibility upon completion of a detailed program design or working model.

Capitalized software costs are amortized on a product by product basis, by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years).  We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.  As of December 31, 2007, 2008 and 2009 , no impairment losses have been identified.

Goodwill

We have recorded goodwill as a result of past acquisitions. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

We operate in one operating segment, which is comprised of two reporting units. Goodwill was allocated to the reporting units at acquisition.  We follow ASC 350, “Intangibles – Goodwill and Other” (formerly SFAS 142, “Goodwill and Other Intangible Assets”) and perform our goodwill annual impairment test for our two reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC 350, we compare the fair value of each reporting unit to its carrying value (‘step 1’).  If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of goodwill over its implied fair value (‘step 2’).

Effective January 1, 2009, as required by ASC 820, “Fair Value Measurements and disclosures” (formerly SFAS 157, “Fair Value Measurements”), we apply assumptions that market place participants would consider in determining the fair value of each reporting unit.

In order to determine the fair value of our two reporting units, we implemented an ‘income approach’. Under the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on our  internal assumptions, and believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

In addition, we compared our market capitalization, including an estimated control premium that an investor would be willing to pay for a controlling interest in our company to the fair value of our reporting units, based on a third-party valuation study.  The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits.  Our reconciliation of the gap between our market capitalization and the aggregate fair value of our company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

We performed a sensitivity analysis for the two key assumptions used in our annual goodwill impairment test and determined that an increase in the estimated weighted average cost of capital of 2% would result in the estimated fair value of one of the reporting units falling below its carrying value.  At December 31, 2009, the fair value of this reporting unit exceeded its carrying value by 6%. We believe that this reporting unit is at risk for goodwill impairment in the future based on the combination of its higher goodwill balance and its 2009 operating results, which were affected by the economic conditions in the United States.  Based on the sensitivity analysis, our other reporting unit is at no risk for goodwill impairment.

Since the fair value of our two reporting units exceeded their carrying amount, no impairment losses were recognized in 2007, 2008 or 2009.

Identifiable intangible assets

Intangible Assets with finite lives are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations were amortized on a straight line basis over a period of five years. As of December 31, 2009, such assets have been fully amortized.

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment” (formerly SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”), whenever events  or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.  During the years ended December 31, 2007, 2008 and 2009 , no impairment indicators have been identified.

As required by ASC 820, “Fair Value Measurements,” effective January 1, 2009, we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Marketable Securities

We account for investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities” (formerly SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities ").  Our management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.  Our marketable securities consist mainly of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.  Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Equity Securities”, are charged to earnings (based on the entire difference between fair value and amortized cost).  Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the company to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

For declines in value of debt securities, effective January 1, 2009, we apply an amendment to ASC 320.  Under the amended impairment model, an other-than-temporary impairment loss is deemed to exists and recognized in earnings if management intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis.

If the criteria mentioned above, does not exist, we evaluate the collectability of the security in order to determine if the security is other than temporary impaired.

For debt securities that are deemed other-than-temporary impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to “credit losses” (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income.

During 2008, we recorded a $131,000 other-than-temporary impairment of marketable securities.  We did not record any impairment of marketable securities in 2007 and 2009.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation” (formerly SFAS 123R, “Share Based Payments”).  ASC 718 requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operation.  We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.  To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model.  The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility.  The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.  The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options.  Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods.  The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.  Although we paid a cash dividend in January 2010, we have no foreseeable plans to pay dividends and therefore we use an expected dividend yield of zero in the option pricing model.  The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.  Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies” (formerly SFAS 5, “Accounting for Contingencies”).

Contingencies

From time to time, we are subject to claims arising in the ordinary course of our business, including claims relating to product liability, employees, suppliers and public authorities.  In determining whether liabilities should be recorded for pending litigation claims, we assess the allegations made and the likelihood that we will be able to defend against the claim successfully.  When we believe that it is probable that we will not prevail in a particular matter, we estimate the amount of liability based, in part, on advice of legal counsel.

Discontinued operations

In 2007, we recorded the results of the sale of AAOD which we sold in December 2007 and the liquidation of one of our subsidiaries as discontinued operations, according to ASC 205, “Presentation of Financial Statements – Discontinued Operation” (formerly SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”).  Under ASC 205, in order to record a disposed activity as a discontinued operation, the activity must meet all of the following criteria:

•	The activity needs to be qualified as a “component of an entity”; and

•
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

According to ASC 205, activities that meet the foregoing requirements are classified as a discontinued operation for all presented periods.

Fair Value Measurements

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS 157, “Fair Value Measurement”).  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 - significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 - Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. We categorized each of our fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts.

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Accounting for income tax

We account for income taxes in accordance with ASC 740, “Income Taxes” (formerly SFAS 109 “Accounting for Income Taxes”).  ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets are classified as current or non-current according to the expected reversal dates.

Effective January 1, 2007, we utilized a two-step approach for recognition and measurement liability for uncertain tax positions accounted for in accordance with an amendment of ASC 740 (originally issued as FIN 48, “Accounting for Uncertainty in Income Taxes”).  Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities.  As a result of the adoption of ASC 740, we recorded a charge of $530,000 in our accumulated deficit for the year ended December 31, 2007.  We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes.  The total amount of gross unrecognized tax benefits (income) for the years ended December 31, 2007, 2008 and 2009 were $50,000, $16,000 and $(217,000) thousands, respectively.

Accounting for tax positions requires judgments, including estimating reserves for potential uncertainties.  We also assess our ability to utilize tax attributes, including those in the form of carry forwards, for which the benefits have already been reflected in the financial statements.  We do not record valuation allowances for deferred tax assets that we believe are more likely than not to be realized in future periods.  While we believe the resulting tax balances as of December 31, 2007, 2008 and 2009 are appropriately accounted for in accordance with ASC740 and ASC 740-10, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements and such adjustments could be material.

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

Interest associated with uncertain income tax positions and penalties expense are classified as income tax expenses.  We have not recorded any material interest or penalties during 2007, 2008 and 2009.

Basic and diluted net earnings per share

Basic net income per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share is computed based on the weighted average number of ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260 “Earnings Per Share” (formerly SFAS 128).

Part of the outstanding stock options has been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 839,045, 1,397,389 and 1,477,526 for the years ended December 31, 2007, 2008 and 2009, respectively.

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

Cost of Revenues.  Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized software.  Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs.  Cost of revenues is affected by changes in the mix of revenues sold; price competition; sales discounts and increases in labor costs.  Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2007	2008	2009
	(U.S. dollars in thousands)
Gross research and development costs	$5,743	$4,927	$4,438
Less capitalized software development costs	(3,027)	(2,577)	(3,128)
Research and development expenses, net	$2,716	$2,350	$1,310

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2007	2008	2009
Revenues:
Software	30.3%	33.7%	31.2%
Maintenance and technical support	21.6	23.5	25.0
Consulting services	48.1	42.8	43.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	7.8	7.9	9.7
Maintenance and technical support	2.7	3.7	4.0
Consulting services	36.3	32.2	33.8
Total cost of revenues	46.8	43.8	47.5
Gross profit	53.2	56.2	52.5
Operating costs and expenses:
Research and development, net	4.7	3.8	2.4
Selling and marketing,	26.6	28.0	27.7
General and administrative	19.7	17.5	14.8
Other income, net	-	-	3.6
Total operating expenses, net	51.0	49.3	41.3
Operating income	2.2	6.9	11.2
Financial income, net	0.3	0.7	0.4
Other income, net	0.3	-	0.1
Income before taxes on income	2.8	7.6	11.7
Taxes on income	0.6	0.3	0.6
Equity in earnings (losses) of affiliates	(0.2)	0.0	-
Net income from continued operations	2.0	7.3	11.1
Net income from discontinued operations	19.6	-	-
Less: Net income (loss) allocated to non-controlling interest	0	0	-
Net income attributable to Magic’s shareholders	21.6	7.3	11.1

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008

Revenues.  Revenues in 2009 decreased by 11% from $62.0 million in 2008 to $55.4 million in 2009.  License revenues decreased by 18% from $17.9 million in 2008 to $14.7 million in 2009, primarily attributable to the generally lower demand for our products caused by the global economic downturn.  As a result of this economic downturn, during 2009 we experienced a significant reduction in ongoing orders for our products, particularly in the Japanese and European markets.  Revenues from sales of applications decreased by 13% from $3.0 million in 2008 to $2.6 million in 2009, primarily due to a reduction in orders in the Japanese market and exchange rate differences attributed to the depreciation of the British Pound against the U.S. dollar, which adversely affected the U.S. dollar value of our British Pound denominated revenues from sales of applications.  Revenues from maintenance and technical support decreased by 5% from $14.5 million in 2008 to $13.8 million in 2009, primarily as a result of the depreciation of the Euro and British Pound against the U.S. dollar, which adversely affected the U.S. dollar value of our Euro and British Pound denominated revenues from maintenance and technical support.  Revenues from consulting and other services decreased by 9%% from $26.6 million in 2008 to $24.3 million in 2009, primarily as a result of the advancement of a number of customers’ projects to production stage, consequently reducing the technology consulting needs of these customers, and the lower demand caused by the global economic downturn.

Cost of Revenues.  Cost of revenues decreased by 3% from $27.1 million in 2008 to $26.3 million in 2009.  Cost of revenues for licenses increased by 28% from $3.2 million in 2008 to $4.1 million in 2009, primarily due to an increase in amortization of capitalized software development expenses from $2.4 million in 2008 to $3.7 million in 2009.  Cost of revenues for applications decreased by 24% from $1.7 million in 2008 to $1.3 million in 2009, due to the decrease in application revenues and increased margins on sales of applications.  Cost of revenues for maintenance and technical support were $2.2 in 2009, the same as in 2008.  Cost of revenues for consulting and other services decreased by 7% from $20.0 million in 2008 to $18.7 million in 2009, consistent with the decrease in consulting and other services revenues.  Cost of revenues for the years ended December 31, 2008 and 2009 includes $20,000 and $2,000, respectively, of stock-based compensation recorded under ASC 718 (formerly SFAS 123R, “Share Based Payments”).

Gross Profit.  Gross profit in 2009 was 52.5% compared to gross profit of 56.2% in 2008.  The decrease in gross profit was mainly a result of the decrease in the license sales and maintenance and technical support, which maintain high gross profit margins.

Research and Development Expenses, Net.  Gross research and development costs decreased by 10% from $4.9 million in 2008 to $4.4 million in 2009.  Net research and development expenses decreased by 44% from $2.3 million in 2008 to $1.3 million in 2009.  In 2009, we capitalized $3.1 million of software development costs compared to $2.6 million in 2008 due to an increase in product enhancements.  The decrease in gross research and development costs in 2009 was primarily due to a reduction in salary costs that we implemented in 2009 and the depreciation of the NIS against the U.S. dollar, which decreased the U.S. dollar value of our NIS denominated salary costs.  Net research and development costs as a percentage of revenues in 2009 was 2.4% compared to 3.8% in 2008.  Research and development expenses for the years ended December 31, 2008 and 2009 include $13,000 and $26,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses.  Selling and marketing expenses decreased by 12% from $17.4 million in 2008 to $15.3 million in 2009.  The decrease in selling and marketing expenses is consistent with the decrease in total sales and is also attributable to expense control initiatives implemented by management in 2009.  Selling and marketing expenses for the years ended December 31, 2008 and 2009 include $112,000 and $32,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses.  General and administrative expenses decreased by 25% from $10.9 million in 2008 to $8.2 million in 2009.  The decrease in general and administrative expenses is primarily attributable to a reduction in salary costs that we implemented in 2009 together with other expense control initiatives.  General and administrative expenses for the years ended December 31, 2008 and 2009 include $99,000 and $70,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net.  We recorded other income of $2.0 million in 2009, which is mainly attributable to the sale of our Israel-based headquarters’ office building on December 2009 in consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million is being held trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We did not record other income in 2008.

Financial Income, Net.  Financial income, net decreased from $0.4 million in 2008 to $0.2 million in 2009.  The decrease in financial income, net was primarily due to lower prevailing interest rates on deposits and marketable securities and the effect of changes in currency rates.

Taxes on Income.  We recorded taxes on income of $0.2 million in 2008 compared to $0.3 million in 2009.  Taxes on income are primarily attributable to taxes incurred in Europe and the United States.  Most of our subsidiaries have accumulated carryforward losses for tax purposes.

Equity in Earnings (Losses) of Affiliates.  Prior to the sale of our 40% ownership interest in Nextstep in June 2008, we recognized income and loss from the operations of Nextstep.  In 2008, we recorded equity in losses of affiliates of $8,000.  As a result of the sale of our interest in Nextstep in June 2008, we recorded a loss of $61,000.  We did not record equity in losses of affiliates in 2009.

Net Income (Loss).  We recorded net income of $4.5 million from continued operations in 2008 compared to net income of $6.2 million from continued operations in 2009.  The increase in net income in 2009 is mainly attributable to the capital gain of approximately $2 million we recorded from the sale of our Israel-based headquarters’ office building as well as expense control initiatives implemented by management in 2009.

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

Cost of Revenues.  Cost of revenues decreased by 1.0% from $27.3 million in 2007 to $27.1 million in 2008.  Cost of revenues for licenses decreased by 3% from $3.3 million in 2007 to $3.2 million in 2008, due to a decrease in amortization of capitalized software development expenses from $2.5 million in 2007 to $2.4 million in 2008.  Cost of revenues for applications increased by 31% from $1.3 million in 2007 to $1.7 million in 2008, consistent with the increase in application revenues.  Cost of revenues for maintenance and technical support increased by 38% from $1.6 million in 2007 to $2.2 million in 2008, consistent with the increase in maintenance and technical support revenues.  Cost of revenues for consulting and other services decreased by 6% from $21.2 million in 2007 to $20.0 million in 2008, consistent with the decrease in consulting and other services revenues. Cost of revenues for the years ended December 31, 2007 and 2008 includes $35,000 and $20,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Profit.  Gross profit in 2008 was 56.2% compared to gross profit of 53.2% in 2007.  The improvement in gross profit was mainly a result of the increase in license sales, which have a high gross profit margin, and cost savings that we implemented that improved the gross profit margin from professional services.

Research and Development Expenses, Net.  Total research and development expenses decreased by 14% from $5.7 million in 2007 to $4.9 million in 2008.  Net research and development expenses decreased by 15% from $2.7 million in 2007 to $2.3 million in 2008.  In 2008, we capitalized $2.6 million of software development costs, compared to $3.0 million in 2007.  The decrease in total research and development expenses in 2008 was due to a decrease in the number of our research and development department personnel.  Net research and development expenses as a percentage of revenues in 2008 was 4% compared with 5% in 2007.  Research and development expenses for the years ended December 31, 2007 and 2008 include $47,000 and $13,000, respectively, of stock-based compensation recorded under recorded under ASC 718.

Selling and Marketing Expenses.  Selling and marketing expenses increased by 12% from $15.6 million in 2007 to $17.4 million in 2008.  The increase in selling and marketing expenses is primarily attributable to the appreciation of the Japanese Yen against the U.S. dollar in 2008, which adversely affected the U.S. dollar value of our Japanese Yen denominated expenses and the reclassification of certain employees between departments, which resulted in an increase in selling and marketing personnel in 2008.  Selling and marketing expenses for the years ended December 31, 2007 and 2008 include $132,000 and $112,000, respectively, of stock-based compensation recorded under recorded under ASC 718.

General and Administrative Expenses.  General and administrative expenses decreased by 5% from $11.5 million in 2007 to $10.9 million in 2008.  The decrease in general and administrative expenses is primarily attributable to the depreciation of the Euro against the U.S. dollar in 2008, which positively affected the U.S. dollar value of our Euro denominated expenses and the reclassification of certain employees between departments, which resulted in a decrease in general and administrative personnel in 2008.  General and administrative expenses for the years ended December 31, 2007 and 2008 include $220,000 and $99,000, respectively, of stock-based compensation recorded under recorded under ASC 718.

Other Income, Net.  We recorded other income, net of $0.2 million in 2007 relating to the sale of CarPro System Ltd.’s intellectual property, related assets and eDeveloper licenses.  We did not record other income in 2008.

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

	Year Ended December 31,
	2005	2006	2007	2008	2009
New Israeli Shekel	6.8%	2.0%	9.9%	1.2%	0.7%
Euro	(1.0)%	4.2%	11.7%	(5.3)%	3.5%
Japanese Yen	(0.3)%	(7.6)%	6.2%	23.1%	(1.4)%
British Pound	2.1%	6.4%	2.2%	(27.2)%	10.9%
Israeli Consumer Price Index	2.4%	(0.1)%	3.4%	3.8%	4.0%

Conditions in Israel

We are incorporated under the laws of Israel, and our principal executive offices and most of our research and development facilities are located in the State of Israel.  See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

Corporate Tax Rate

Israeli companies are subject to corporate tax at the rate of 26% in the 2009 tax year and 25% in the 2010 tax year. The corporate tax rate has been scheduled to further decline in a recent amendment to the Income Tax Ordinance (Amendment No. 171 dated July 23, 2009) to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. However, the effective tax rate payable by a company that derives income from an “approved enterprise” (as further discussed below), may be considerably less.

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

On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect that has significantly changed the provisions of the Investment Law.  The Amendment limits the scope of enterprises which are eligible to receive tax benefits, such as generally requiring that at least 25% of the enterprise’s income will be derived from export.  Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.  Under the Amendment, a company wishing to receive the tax benefits afforded under the Investment Law is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year.

However, the Amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the Amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval.  Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the Amendment.  As a result of the Amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2009, we did not generate income under the provision of the Amendment.

As of December 31, 2009, our net operating loss carry-forwards for Israeli tax purposes was approximately $36.6 million.  Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income.  As of December 31, 2009, our subsidiaries in Europe, the United States and Japan had estimated total available tax loss carry-forwards of $7.2 million, $8.5 million  and $1.0 million, respectively, which may be offset against future taxable income for 15 to 20 years, 15 to 20 years, and one year, respectively.

We have received final tax assessments through the year 2004 from the Israeli tax authorities.

Recently Issued Accounting Standards

In June 2009, the FASB issued a standard that established the FASB ASC and amended the hierarchy of generally accepted accounting principles, or GAAP, such that the ASC became the single source of authoritative U.S. GAAP.  Rules and interpretive releases issued by the Securities and Exchange Commission under authority of federal securities law are also sources of the authoritative GAAP for registrants.  All other literature is considered non-authoritative.  New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates, or ASUs.  The ASC is effective for us from September 1, 2009.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in ASU 2010-06.  More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs.  This will become effective for us as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. We believe that the adoption of the new guidance will not have a material impact on our consolidated financial statements.

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

In June 2008, we sold our 40% interest in Nextstep in consideration of $150,000 and recorded a capital loss of $61,000.

In December 2009, we sold our Israel-based headquarters’ office building in consideration of $5.2 million, The office building was sold for the total consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million is being held trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We recorded a capital gain of $1.9 million as a result of the transaction in 2009.

In February 2010, we, through our vertical U.S. subsidiary, completed the acquisition of a consulting and staffing services business of a U.S-based company, for approximately $11.8 million in cash to be paid over a three year period.  We believe that the acquisition will enable us to expand our presence in the U.S. market and leverage our relationships with top tier customers.

As of December 31, 2009, we had approximately $41.9 million in cash and cash equivalents and working capital of approximately $28.0 million, compared to approximately $32.6 million in cash and cash equivalents and working capital of approximately $33.9 million at December 31, 2008.

As of December 31, 2009, our total debt was approximately $53,000, comprised solely of long-term loans (including current maturities), compared to approximately $180,000 as of December 31, 2008, comprised of $178,000 of long-term loans (including current maturities) and $2,000 of short term credit.  The decrease is mainly attributable to the repayment of short-term credit in 2009.

In December 2009, we announced that our board of directors had declared a cash dividend of $0.50 per share.  Actual payment of the dividend in the aggregate amount of approximately $16 million was made on January 25, 2010.

We do not currently have significant capital spending or purchase commitments; however we anticipate a moderate increase in capital expenditures and lease commitments during 2010 consistent with our anticipated level of operations, infrastructure and personnel.  We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months.  We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

In light of the challenging conditions in the financial markets over the last year, we have been more proactively managing our cash equivalents and fixed income portfolio.  We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding A.  Our fixed income and publicly traded equity securities are classified as Level 1 investments, as measured under ASC 820, “Fair Value Measurements and Disclosures” (formerly SFAS 157, “Fair Value Measurements”), as these vendors either provide a quoted market price in an active market or use observable inputs.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2007	2008	2009
	(U.S. dollars in thousands)
Net income from continuing operation	$1,143	4,508	6,176
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:	8,073	3,186	1,358
Net cash provided by operating activities from continuing operation	9,216	7,694	7,534
Net cash used in operating activities from discontinued operation	(1,656)	(21)	-
Net cash provided by operating activities	7,560	7,673	7,534
Net cash provided by (used in) investing activities	(2,391)	11,266	(10,376)
Net cash used in financing activities	(756)	(3,371)	(62)
Effect of exchange rate changes on cash and cash equivalents	(375)	(458)	(55)
Increase (decrease) in cash and cash equivalents from continuing operation	5,243	15,131	(2,959)

Net cash provided by operating activities was $7.5 for the year ended December 31, 2009, compared to $7.7 million and $7.6 million for the year ended December 31, 2008 and 2007, respectively.  Net cash provided by operations in 2009 consists primarily of our ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of our capitalized research and development assets and a decrease in trade receivables, which was offset by gain on sale of property and equipment, a decrease in accrued expenses and other accounts payable and an increase in deferred income taxes.  Net cash provided by operations in 2008 consists primarily of our ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable.  Net cash provided by operations in 2007 consists primarily of net income adjusted for non cash activity, including stock-based compensation expenses, depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable and a decrease in other accounts receivable and prepaid expenses.

Net cash used in investing activities was approximately $10.4 for the year ended December 31, 2009, compared to net cash provided by investing activities of approximately $11.3 million for the year ended December 31, 2008 and net cash used in investing activities of approximately $2.4 million for the year ended December 31, 2007.  Net cash used in investing activities in 2009 is primarily attributable to investment in short-term and long-term deposits, capitalized software development costs and investment in marketable securities, which was offset by proceeds received from the sale of our Israel-based headquarters’ office building in December 2009.  Net cash provided by investing activities in 2008 is primarily attributable to proceeds received from the sale of our wholly-owned AAOD subsidiary, as well as proceeds of $150,000 from the sale of Nextstep, offset by capitalized software development costs, the purchase of property and equipment and investment in marketable securities and short term bank deposits.  Net cash used in investment activities in 2007 is primarily attributable to capitalized software development costs and the purchase of property and equipment.

Net cash used in financing activities was approximately $0.1million, $3.4 million and $0.8 million for the years ended December 31, 2009, 2008 and 2007, respectively, primarily attributable to the repayment of short-term loans.

C.	Research and Development, Patents and Licenses

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs.  We periodically release enhancements and upgrades to our core products.  In the years ended December 31, 2007, 2008 and 2009, we invested $5.7 million, $4.9 million and $4.4 million in research and development, respectively.  Research and development activities take place in our facilities in Israel, India and Japan.

As of December 31, 2009, we employed 97 employees in research and development activities, of which 34 persons were located in Israel, 59 persons in India and four persons in Japan.  Our product development team includes technical writers who prepare user documentation for our products.  In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development”.

D.	Trend Information

We intend to continue our tight cost control efforts in 2010 in order to achieve improved profitability.

For more information on trends in our industry, please see Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2009 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	3,417,000	1,612,000	1,671,000	134,000
Severance payments, net*	202,000
Uncertainties in income taxes (ASC 740)	379,000	-	-	-
Long term loan	53,000	43,000	10,000	-
Total contractual obligations	4,051,000	1,655,000	1,681,000	134,000
____________
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	42	Acting Chief Executive Officer and Director
Asaf Berenstein	32	Acting Chief Financial Officer
Itiel Efrat (2)	46	Outside director
Elan Penn (1)(2)(3)	59	Outside director
Eli Reifman	41	Director
Naamit Salomon	45	Director
Yehezkel Zeira (2)	66	Director
__________________________
(1)  Member of our Option Committee
(2)  Member of our Audit Committee
(3)  Member of our Investment Committee

Messrs. Guy Bernstein, Eli Reifman and Yehezkel Zeira and Ms. Naamit Salomon were elected at our 2009 annual general meeting of shareholders for a one year period, to serve as directors until our 2010 annual general meeting of shareholders.  Messrs. Itiel Efrat and Elan Penn will serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until December 28, 2012 and December 29, 2011, respectively.

        Guy Bernstein's and Asaf Berenstein's fathers are brothers. Other than such relationship, there are no family relationships among our directors and senior executives.

       On January 2009, Mr. David Zigdon, our former financial executive officer, ceased to serve in such capacity. On February, 2009, .Ms. Hadas Gazit Kaiser, was appointed as our chief financial officer and she served in such position until October 19, 2009.  On April 26, 2010, Mr. Guy Bernstein was appointed as our acting chief executive officer and Mr. Asaf Berenstein was appointed as our acting chief financial officer.

Guy Bernstein has served as our acting chief executive officer since April 2010 and has served as a director of our company since January 2007.  Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010.  Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  Since December 2006, Mr. Bernstein has served as a director and the chief executive officer of Emblaze, our controlling shareholder.  Mr. Bernstein also serves as a director of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd, both of which are subsidiaries of Formula Systems.  From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004.  Prior thereto and from 1999, Mr. Bernstein served as our chief financial and operations officer.  Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Asaf Berenstein has served as our acting chief financial officer since April 2010.  Prior to that and from August 2008, Mr. Berenstein served as our corporate controller.  Prior to joining our company and from July 2007, Mr. Berenstein served as assistant controller at Gilat Satellite Networks, Ltd.  From October 2003 to July 2008, Mr. Berenstein was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper.  Mr. Berenstein holds a B.A degree in accounting and economics and M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

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

Elan Penn has served as an outside director of our company (within the meaning of the Israeli Companies Law) since December 2005 and is a member of our audit committee.  Mr. Penn was elected as an outside director for a second three-year term as of December 29, 2008 and expiring on December 29, 2011.  Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001.  From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd.  Mr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000.  From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd.  From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration.  Mr. Penn also serves as a director of Telcoor Telekom Ltd.  Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

Eli Reifman has served as a director of our company since January 2007.  Mr. Reifman served as the chief executive officer of Emblaze from September 2000 until December 2006 and was an executive director of Emblaze from its inception until September 2009.  Before joining Emblaze, Mr. Reifman was the head of the Technical Development Department and acting head of all production in the Training Development Center of the Israeli Defense Forces, where he was responsible for producing high-end military simulators.  In parallel to his business activities, Mr. Reifman is a regular lecturer at BA and MBA courses to Israeli and international students and is involved with promoting social education agenda in Israel via his involvement in various nonprofit organizations.

Naamit Salomon has served as director of our company since March 2003.  Since January 2010, Ms. Salomon has served as a partner in an investment company.  Ms. Salomon serves as a director of Sapiens, which is part of the Formula group.  Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009.  From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group.  Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an L.L.M. degree from Bar-Ilan University.

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

Name	Age	Position
Amit Ben-Zvi	43	Vice President, International Sales and Chief Executive Officer of Hermes Logistics Technologies Limited
Amit Birk	39	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arita Mattsoff	46	Vice President, Marketing
Eyal Pfeifel	41	Chief Technology Officer
Udi Ertel	50	Vice President, Magic Global Services, Distribution and Operations
Regev Yativ	41	President and Chief Executive Officer Magic Software Enterprises Inc.

Amit Ben-Zvi has served as our vice president and chief executive officer of our subsidiary, Hermes Logistics Technologies Limited, since October 2007.  Prior to that time and from September 2005, Mr. Ben-Zvi served as the vice president marketing and manager of our iBOLT division.  From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products.  Prior thereto and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel.  From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer of Top Imaging Systems Ltd., a publicly traded company.  Mr. Ben-Zvi holds a B.A. degree in accounting and L.L.B. degree, both from Tel-Aviv University.

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

Arita Mattsoff has served as our vice president, global marketing since September 2007.  From June 2004 to September 2007, Ms. Mattsoff served as vice president marketing at Finjan Software Ltd., and from July 2001 to June 2004 as vice president commercial marketing at Paradigm Geophysical Ltd. From 1995 to1999, Ms. Mattsoff held senior marketing positions at Scitex Corporation.  Ms. Mattsoff serves as a board member of LATET, Israeli Humanitarian Organization, and during 2000 Ms. Mattsoff served as active general manager of LATET. Ms. Mattsoff holds a B.A. degree in social sciences and an M.B.A. degree, both from Tel Aviv University.

Eyal Pfeifel has served as our chief technology officer since October 2009.  From February 2007 to July 2009, Mr. Pfeifel served as the chief technology officer of Ai Research and Technology.  Mr. Pfeifel previously worked with our company, as marketing general manager our Japanese branch from 1998 to 2000 and as product manager at our headquarters from 1993 to 1998.  Mr. Pfeifel has also served in a range of other senior positions, including vice president for product management at Artificial Intelligence, director of product marketing for Babylon and director of business development for M-Systems.

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

Regev Yativ has served as our president and the chief executive officer Magic Software Enterprises Inc. since January 2008.  Prior to that time and from October 2006, Mr. Yativ served as our vice president international sales and was responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the Asia Pacific region, Latin America and South Africa.  From September 2002 until June 2006, Mr. Yativ served as our vice president and managing director of Europe, Middle East and Africa, based at our Netherlands office.  From 2001 to 2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe.  From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe.  Mr. Yativ holds a B.A. degree in linguistics & middle east science from Tel Aviv University.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2009.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (10 persons)	$745,000	$92,000

During the year ended December 31, 2009, we paid to each of our outside and independent directors an annual fee of approximately $11,000 and a per-meeting attendance fee of approximately $480.  Those fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.  The above compensation excludes stock- based compensation costs in accordance with ASC 718 (formerly SFAS 123R, “Share Based Payments”).

As of December 31, 2009, our directors and executive officers as a group, then consisting of 10 persons, held options to purchase an aggregate of 255,655 ordinary shares, at exercise prices ranging from $0.61 to $4.02 per share.  Of such options, options to purchase 2,779 ordinary shares expire in 2012, options to purchase 154,376 ordinary shares expire in 2013, options to purchase 36,000 ordinary shares expire in 2015 and options to purchase 62,500 ordinary shares expire in 2019.  All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders. Our board of directors is currently composed of six directors.

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

We are exempt from the requirements of the NASDAQ Listing Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1).  See Item 16G. “Corporate Governance.”

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

Independent Directors.  NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

As a controlled company, within the meaning of NASDAQ Listing Rule  5615(c)(1), we are exempted from the NASDAQ Listing Rule which requires that a majority of our board of directors must qualify as independent directors, within the meaning of the NASDAQ Listing Rules.  See Item 16G. “Corporate Governance.”

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

Committees of the Board of Directors

Audit Committee.  Our audit committee, established in accordance with Section 114 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors.

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

Option Committee. Our board of directors has established an option committee, which administers our option plans (see Item 6E. Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans”).  Mr. Penn, an outside director is the current member of our option committee.

Investment Committee.  Our board of directors has established an investment committee, which administers our investments.  Mr. Penn, an outside director, and Ms. Dafna Cohen, a board member of our parent company Formula Systems, are the current members of our investment committee.  Our investment committee meets approximately once each quarter

Internal Auditor

The Israeli Companies Law also requires the board of directors of a public company to appoint an internal auditor proposed by the audit committee. A person who does not satisfy the Israeli Companies Law's independence requirements may not be appointed as an internal auditor.  The role of the internal auditor is to examine, among other things, the compliance of the company's conduct with applicable law and orderly business practice.  Our internal auditor complies with the requirements of the Israeli Companies Law.  Mr. Eyal Weizman currently serves as our internal auditor.

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

D.	Employees

As of April 26, 2010, we employed 630 full-time employees.  The following table presents the number of our employees categorized by geographic location as of December 31:

	Year ended December 31,
	2007	2008	2009
Israel	122	102	111
Asia	124	112	112
North America	95	128	100
Europe	73	80	74
Total	414	422	397

The following table presents the number of our employees categorized by activity as of December 31:

	Year ended December 31,
	2007	2008	2009
Technical support and consulting	150	177	158
Research and development	118	96	97
Marketing and sales	74	89	84
Operations and administrations	72	60	58
Total	414	422	397

In connection with our acquisition of the assets of a U.S.-based IT services company in February 2010 we hired 233 employees who are engaged in network design, security, outsourced support and management, all of whom are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 26, 2010 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	--	--
Asaf Berenstein	7,500	*
Itiel Efrat	--	--
Elan Penn (3)	18,000	*
Eli Reifman	--	--
Naamit Salomon	--	--
Yehezkel Zeira (3)	18,000	*
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

(2)	The percentages shown are based on 31,948,085 ordinary shares issued and outstanding as of April 26, 2010.

(3)	Subject to currently exercisable options granted under our 2000 Stock Option Plan, having an exercise price of $1.5 per share and expire in 2015.

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

As of December 31, 2009, options to purchase 28,319 ordinary shares were outstanding under the 1991 Plan, having an average exercise price of $8.21 per share.  As of December 31, 2009, our executive officers and directors as a group, then consisting of 7 persons, did not hold any options under the 1991 Plan.

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

During 2009, options to purchase 42,546 ordinary shares were exercised under the 2000 Plan at an average exercise price of $1.36 per share.  As of December 31, 2009, options to purchase 1,515,754 ordinary shares were outstanding under the 2000 Plan having an average exercise price of $2.5 per share.  As of December 31, 2009, our executive officers and directors as a group, then consisting of 10 persons, held options to purchase 191,155ordinary shares under the 2000 Plan, having an average exercise price of $3.5 per share.

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

During 2009, options to purchase 350,000 ordinary shares were granted under the 2007 Plan, having an average exercise price of $0.88 per share.  As of December 31, 2009, options to purchase 383,126 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $0.96 per share.  As of December 31, 2009, one of our executive officers held options to purchase 62,500 ordinary shares under the 2007 Plan, having an exercise price of $0.61 per share (after a dividend adjustment).  No other officers and directors held options under the 2007 Plan as of December 31, 2009.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Market and the TASE, holds 18,560,352 or 58.1% of our outstanding ordinary shares.  Formula Systems is controlled by Emblaze, an Israeli company traded on the London Stock Exchange, which holds 50.7% of the ordinary shares of Formula Systems.  Accordingly, Emblaze ultimately controls our company.

The following table sets forth certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Emblaze Ltd. (3)	18,560,352	58.1%
Formula Systems (1985) Ltd. (4)	18,560,352	58.1%
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

(2)	The percentages shown are based on 31,948,085 ordinary shares issued and outstanding as of April 26, 2010.

(3)
Includes 18,560,352 ordinary shares held directly by Formula Systems, which is 50.7% controlled by Emblaze.  As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems.  The address of Emblaze is 1 Emblaze Square, Industrial Area, Ra’anana 43662, Israel.

(4)
Formula Systems is 50.7% controlled by Emblaze.  As such, Emblaze may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems.  The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel.

Significant Changes in the Ownership of Major Shareholders

During 2008, our parent company Formula Systems purchased an additional 2,392,531 of our ordinary shares in open-market transactions, increasing its ownership interest in our company from 16,167,821 ordinary shares, or 51.2% of our ordinary shares at such time, to 18,560,352 ordinary shares, or 58.2% of our ordinary shares at such time.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 22, 2010, there were approximately 95 record holders, of which 75 record holders holding approximately 98.76% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 98.61% of our outstanding ordinary shares as of such date).

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

In June 2004, an Israeli company filed a lawsuit against us in the District Court of Tel Aviv - Jaffa seeking NIS 8.0 million (approximately $2.1 million), with an option to increase this amount to approximately NIS 17.0 million (approximately $4.5 million), for recovery of damages allegedly caused by our failure to integrate a software application.  During the last three years, the parties tried to settle the case with an external mediator.  This attempt failed in late 2008 and the parties returned to the court to proceed with the court proceedings.  Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires.  In March 2010, the court recommended that the parties attempt a second mediation, which has not yet commenced.  We estimate that the likelihood that the claim will be accepted by the mediator is less then probable and therefore, no provision has been made for the lawsuit.

In March 2006, a client of a partner of one of our subsidiaries filed a lawsuit against the partner and our subsidiary, claiming an alleged breach of the agreement between the parties.  The plaintiff is seeking damages in the amount of 488,000 Euros (approximately $700,000).  In June 2009, the court rejected the plaintiff claims. In July 2009, the plaintiff filed an appeal.  We believe that the appeal is without merit, however we cannot predict the outcome of the appeal nor can we make any estimate of the amount of damages; therefore, no provision has been made for the appeal.

In August 2009, a software company and one of its owners filed a lawsuit in arbitration against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties.  The plaintiffs are seeking damages in the amount of NIS 51.8 million (approximately $13.7 million).  Since the outcome of these proceedings requires a ruling in complicated intellectual property issues and since the arbitrator decided to divide the discussion regarding the liability and damages, we are unable to assess the outcome of this lawsuit nor can we make an estimate of the amount of damages.  Nevertheless, we estimate that the likelihood that the claim will be accepted is less than probable and therefore, no provision has been made for the lawsuit.

In February 2010, a U.S. company filled a lawsuit against us and one of our subsidiaries, claiming an alleged breach by us of its intellectual property rights in connection with one of our products.  Due to the preliminary stage of the litigation, our management believes that it cannot predict the outcome of this lawsuit nor can it estimate the amount of damages, therefore no provision has been made for the lawsuit.

Dividend Distributions Policy

We paid a cash divined of $0.50 per ordinary share in January 2010.  Prior to that and since 2003, we did not pay any cash dividends on our ordinary shares and we do not currently have a dividend distribution policy in place.  Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

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

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year
2005	$3.56	$1.45	$3.49	$1.41
2006	$2.74	$1.20	$2.22	$1.41
2007	$2.97	$1.72	$2.87	$1.74
2008	$2.38	$0.94	$2.47	$0.91
2009	$2.50	$0.98	$2.38	$1.04
_________________
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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years and subsequent period, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
2008
First Quarter	$2.01	$1.47	$1.92	$1.52
Second Quarter	$1.85	$1.45	$1.89	$1.19
Third Quarter	$2.38	$1.12	$2.47	$1.16
Fourth Quarter	$2.05	$0.94	$2.19	$0.91

2009
First Quarter	$1.64	$0.98	$1.82	$1.04
Second Quarter	$1.50	$1.14	$1.46	$1.19
Third Quarter	$1.94	$1.22	$1.91	$1.26
Fourth Quarter	$2.50	$1.70	$2.38	$1.63

2010
First Quarter	$3.19	$1.55	$3.09	$1.56
_________________
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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ Global Market		Tel Aviv Stock Exchange*
	High	Low	High	Low
October 2009	$2.03	$1.70	$1.96	$1.64
November 2009	$2.26	$1.81	$2.17	$1.85
December 2009	$2.50	$1.80	$2.38	$1.74
January 2010	$2.45	$1.58	$2.47	$1.56
February 2010	$1.83	$1.55	$1.96	$1.61
March 2010	$3.19	$1.76	$3.09	$1.80
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

In December 30, 2007, we entered into a stock purchase agreement with Fortissimo Capital Fund GP LP, to sell our wholly-owned subsidiary, AAOD, a Florida corporation that develops and markets application software targeted at the long-term care industry to Fortissimo Capital for $17 million.  $1 million of the proceeds was paid in December 2007 and $16 million at the beginning of 2008.  In addition, as part of the transaction, we entered into a three years license agreement with AAOD according to which AAOD will continue to sell products based on our platform in consideration for $3.0 million paid in equal payments over three years starting in 2008.

In December 2009, we sold and leased back our headquarters and principal administrative, finance, sales, marketing and research and development office building located in Or Yehuda, Israel, a suburb of Tel Aviv.  The office building was sold for the total consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million is being held trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We currently occupy approximately 39,321 square feet of space in such building for an aggregate annual rent of $0.4 million under a lease agreement expiring in December 2014.  We have an option to terminate the lease agreement upon six months prior written notice.

In February 2010, we, through our vertical U.S. subsidiary, completed the acquisition of the consulting and staffing services business of a U.S.-based IT services company for approximately $11.8 million in cash to be paid over a three year period.  The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.  The business employs approximately 233 persons with offices throughout the United States.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 26% of their taxable income in 2009.  The corporate tax was reduced to a rate of 25% in 2010, and will be further reduced to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

However, the rate is effectively reduced for income derived from an approved enterprise, as discussed below.

Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is generally measured in terms of earnings in NIS adjusted for the increase in the Israeli CPI. This law was repealed as of the end of 2007 and its provisions will not apply to us from tax year 2008 and onward.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Prior to April 1, 2005, the Investment Law provided that a proposed capital investment in production facilities or other eligible facilities may be designated as an “approved enterprise.”  Each approval for an approved enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.  The tax benefits relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval

Prior to April 1, 2005, an approved enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits, or the Alternative Benefits.  We have elected to forego the entitlement to grants and have applied for the Alternative Benefits, under which undistributed income that we generate from our approved enterprises will be completely tax exempt.  The period of such tax exemption for a company electing the Alternative Benefits ranges between two and ten years, depending upon the location within Israel and the type of the approved enterprise.  Because we are located in Or Yehuda, the period of tax exemption applicable is two to four years (as described below).

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

Dividends paid out of income generated by an approved enterprise (or out of dividends received from a company whose income is derived from an approved enterprise) are generally subject to withholding tax at the rate of 15%.  This withholding tax is deductible at source by the approved enterprise.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter.  Since we elected the Alternative Benefits track, we will be subject to payment of corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the Alternative Benefits track.  If we are also deemed to be a “Foreign Investors’ Company,” or FIC, and if the FIC (the definition of which appears below) is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our approved enterprises during the tax exemption period may be taxed at a lower rate.

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

The benefits available to an approved enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

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

Under the April 2005 amendment it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions.  Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment.  Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

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

Pursuant to the treaty between the governments of the United States and Israel with respect to taxes on income, or the U.S.-Israel tax treaty, the sale, exchange or disposition of our ordinary shares by a person who qualifies as a resident of the United States under the treaty and who is entitled to claim the benefits afforded to him by the treaty, will generally not be subject to Israeli capital gains tax.  This exemption shall not apply to a person who held, directly or indirectly, shares representing 10% or more of the voting power in our company during any part of the 12 month period preceding the sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of our shares by a U.S. resident qualified under the treaty, who held, directly or indirectly, shares representing 10% or more of the voting power in our company at any time during the preceding 12 month period would be subject to Israeli tax, to the extent applicable and subject to any other available exemptions; however, under the treaty, this U.S. resident would be permitted to claim a credit for these taxes against the U.S. income tax with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Israeli Tax on Dividend Income

Taxation of Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares, other than bonus shares (share dividends) or stock dividends, at the rate of 20%, or 25% for a shareholder that is considered a substantial shareholder within the meaning of the Israeli Tax Ordinance, at any time during the 12-month period preceding such distribution.  Dividends paid on our ordinary shares to Israeli resident companies are exempt from such tax (except with respect to dividends that are distributed from the income derived outside of Israel, which are subject to the 25% tax rate) on dividends paid out of approved enterprise or benefited enterprise income.

Trust funds, pension funds and other institutions which are exempt from tax based on Section 9(2) of the Israeli Tax Ordinance are exempt from the tax on dividend distributions.

The withholding tax on dividends paid on our ordinary shares is 20% (including for a shareholder considered a substantial shareholder within the meaning of the Israeli Tax Ordinance).

Dividends paid from income derived from our approved enterprise or benefited enterprise are subject to tax, which is withheld at the source at the rate of 15%, although we cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Taxation of Non-Israeli Residents

Under Israeli tax law, a distribution of dividends from income attributable to an approved enterprise will be subject to tax in Israel at the rate of 15%, which is withheld and paid by the company paying the dividend, if the dividend is distributed during the benefits period or within the following 12 years (the 12-year limitation does not apply to a Foreign Investors’ Company).  Any distribution of dividends from income that is not attributable to an approved enterprise will be subject to tax in Israel at the rate of 25%, except that dividends distributed on or after January 1, 2006 to an individual who is deemed “a non-substantial shareholder” will be subject to tax at the rate of 20%.This rate is subject to reduction under the provisions of an applicable double tax treaty.

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

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations.  Our foreign operations are transacted through a global network of subsidiaries.  These sales and related expenses are generally denominated in currencies other than the U.S. dollar, except in Israel, where our sales are denominated in U.S. dollars and our expenses are denominated in New Israeli Shekel.  Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and such other currencies as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation.  Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the New Israeli Shekel, as well as the value of the U.S. dollar as compared to the Euro, Japanese Yen and British Pound.  An increase of 10% in the value of the NIS relative to the U.S. dollar in 2009 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.6 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2009 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.3 million for the year.  An increase of 10% in the value of the Euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2009 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million, $0.2 million and 0.2 million , respectively, for that year, while a decrease of 10% in the value of the Euro, Japanese Yen and British Pound relative to the U.S. dollar in 2009 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million, $0.2 million and 0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2009, we had $3.7 million of trading securities that are classified as available for sale.  Those securities have exposure to equity price risk.  The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $370,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our acting chief executive officer and acting chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our acting chief executive officer and acting chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our acting chief executive officer and acting chief financial officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of December 31, 2009, our internal control over financial reporting was effective.

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Our management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Penn, an outside director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

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

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm.  All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2008	2009
Audit (1)	$141,000	$139,000
Audit-related (2)	$51,000	-
Tax (3)	$51,000	$20,000
Total	$243,000	$159,000
______________

(1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees for 2008 relate primarily to consulting services provided in connection with the sale of AAOD.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we nor any affiliated purchaser has purchased any of our securities during 2009.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1), since Formula Systems holds more than 50% of our voting power.  Under NASDAQ Listing Rule 5615(c)(1), a controlled company is exempt from the following requirements of NASDAQ Listing Rule 5605:

•
The requirement that the majority of the company’s board of directors must qualify as independent directors, as defined under NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•
The requirement that the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.  Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association.  Our articles of association do not provide otherwise.  Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require both audit committee and board of directors approval.  The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders.  If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

•
The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors.  Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

If the “controlled company” exemptions would cease to be available to us under the NASDAQ Listing Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Listing Rules and Home Country Practice

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

In June 2005, we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present.  Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3 – F-4
Consolidated Statements of Income	F- 5 - F-6
Statements of Changes in Equity	F-7
Consolidated Statements of Cash Flows	F-8 – F-9
Notes to Consolidated Financial Statements	F-9– F- 41
Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F- 42

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

3.1	Memorandum of Association of the Registrant1
3.2	Articles of Association of the Registrant2
2.1	Specimen of Ordinary Share Certificate3
4.1	1991 Employee Stock Option Plan, as amended4
4.2	2000 Employee Stock Option Plan5
4.3	2007 Incentive Compensation Plan6
4.4	Asset Purchase Agreement dated February 1, 2010, between Fusion LLC, a wholly-owned subsidiary of the Registrant, and a U.S.-based IT services company
8	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)
15.6	Consent of Mária Négyessy, Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)
_____________

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.1 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(6)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

IN U.S. DOLLARS

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com/il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 15% and 14% as of December 31, 2008 and 2009, respectively, and total revenues of 36%, 39% and 36% for the years ended December 31, 2007, 2008 and 2009, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2009, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 26, 2010	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2008	2009
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$27,309	$24,350
Short-term bank deposits	1,810	13,838
Available-for-sale marketable securities (Note 4)	3,469	3,680
Trade receivables (net of allowance for doubtful accounts of $ 2,143 and $ 2,376 at December 31, 2008 and 2009, respectively)	13,140	12,004
Other accounts receivable and prepaid expenses (Note 6)	1,933	3,869
Current assets of discontinued operations (Note 18)	31	27

Total current assets	47,692	57,768

LONG-TERM RECEIVABLES:
Severance pay fund	316	404
Other long-term receivables	235	749

Total long-term receivables	551	1,153

PROPERTY AND EQUIPMENT, NET (Note 7)	5,436	1,762

IDENTIFIABLE INTANGIBLE ASSETS, NET (Note 8)	10,656	10,133

GOODWILL (Note 9)	16,829	16,735

	$81,164	$87,551

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands(except share and per share data)

	December 31,
	2008	2009
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 10)	$147	$43
Trade payables	2,988	2,662
Accrued expenses and other accounts payable (Note 11)	8,691	25,159
Deferred revenues	1,643	1,569
Current liabilities of discontinued operations (Note 18)	372	314

Total current liabilities	13,841	29,747

ACCRUED SEVERANCE PAY	535	606

LONG-TERM LOANS (Note 12)	33	10

COMMITMENTS AND CONTINGENCIES (Note 16)

EQUITY (Note 14):
Magic Software Enterprises Shareholders' equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 share at December 31, 2008 and 2009; Issued: 33,359,248 and 33,401,794 shares at December 31, 2008 and 2009, respectively; Outstanding: 31,893,880 and 31,936,426 shares at December 31, 2008 and 2009, respectively	845	846
Additional paid-in capital	107,521	107,708
Accumulated other comprehensive income	31	74
Treasury shares, at cost: 1,465,368 Ordinary shares at December 31, 2008 and 2009	(6,772)	(6,772)
Accumulated deficit	(34,870)	(44,668)

Total equity	66,755	57,188

Total liabilities and equity	$81,164	$87,551

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2007	2008	2009
Revenues (Note 19):
Software	$17,707	$20,913	$17,261
Maintenance and technical support	12,605	14,530	13,821
Consulting services	28,116	26,537	24,268

Total revenues	58,428	61,980	55,350

Cost of revenues:
Software	4,557	4,898	5,388
Maintenance and technical support	1,602	2,263	2,189
Consulting services	21,181	19,978	18,687

Total cost of revenues	27,340	27,139	26,264

Gross profit	31,088	34,841	29,086

Operating costs and expenses:
Research and development, net (Note 15a)	2,716	2,350	1,310
Selling and marketing	15,558	17,357	15,308
General and administrative	11,532	10,867	8,210
Other income, net	-	-	1,972

Total operating costs and expenses	29,806	30,574	22,856

Operating income	1,282	4,267	6,230
Financial income, net (Note 15b)	161	448	238
Other income, net	170	-	42

Income before taxes on income	1,613	4,715	6,510
Taxes on income (Note 13)	362	199	334

Income after taxes on income	1,251	4,516	6,176
Equity in losses of affiliates	(86)	(8)	-

Net income from continued operations	1,165	4,508	6,176

Net income from discontinued operations (Note 18)	11,465	-	-

Net income	12,630	4,508	6,176
Less: Net income allocated to non-controlling interest	(22)	-	-
Net income attributable to Magic Software Enterprises Shareholders'	$12,608	$4,508	$6,176

Net earnings per share attributable to Magic Software Enterprises Shareholders (Note 17):
Basic:
Earnings from continuing operations	$0.04	$0.14	$0.19
Earnings from discontinued operations	0.36	-	-

Net basic earnings per share	$0.40	$0.14	$0.19

Diluted:
Earnings from continuing operations	$0.04	$0.14	$0.19
Earnings from discontinued operations	0.35	-	-

Net diluted earnings per share	$0.39	$0.14	$0.19

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Share capital	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Treasury shares at cost	Accumulated deficit	Other comprehensive income	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2007	31,323,845	$834	$106,375	$(1,337)	$(6,772)	$(51,456)		$47,644

Exercise of stock options	218,205	4	243	-	-	-		247
Stock-based compensation expenses	-	-	434	-	-	-		434

Other comprehensive income:	-	-	-	-	-	-
Foreign currency translation adjustments	-	-	-	673	-	-	$673	673
Cumulative effect of changes in accounting for uncertainties in income taxes due to the amended ASC 740 (formerly issued as FIN 48)	-	-	-	-	-	(530)	(530)	(530)
Unrealized gain from available-for-sale securities	-	-	-	166	-	-	166	166
Realized loss from available-for-sale securities classified to the statement of operations	-	-	-	2	-	-		2
Net income	-	-	-	-	-	12,608	12,608	12,608
Total comprehensive income							$12,917

Balance as of December 31, 2007	31,542,050	838	107,052	(496)	(6,772)	(39,378)		61,244

Exercise of stock options	351,830	7	225	-	-	-		232
Stock-based compensation expenses	-	-	244	-	-	-		244
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	519	-	-	$519	519
Realized and unrealized loss from available-for-sale securities	-	-	-	(39)	-	-	(39)	(39)
Reclassified to the statement of operation due to other than temporary impairment loss from marketable securities				47			47	47
Net income	-	-	-	-	-	4,508	4,508	4,508
Total comprehensive income							$5,035

Balance as of December 31, 2008	31,893,880	845	107,521	31	(6,772)	(34,870)		66,755

Exercise of stock options	42,546	1	57	-	-	-		58
Stock-based compensation expenses	-	-	130	-	-	-		130
Dividend	-	-	-	-	-	(15,974)		(15,974)
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	(136)	-	-	$(136)	(136)
Unrealized gain from derivative instruments, net	-	-	-	5	-	-	5	5
Realized and unrealized gain from available-for-sale securities	-	-	-	174	-	-	174	174
Net income	-	-	-	-	-	6,176	6,176	6,176
Total comprehensive income							$6,219

Balance as of December 31, 2009	31,936,426	$846	$107,708	$74	$(6,772)	$(44,668)		$57,188

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from operating activities:

Net income	$12,608	$4,508	$6,176
Less: net income from discontinued operations	(11,465)	-	-

Net income from continuing operations	1,143	4,508	6,176

Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	3,798	3,615	4,560
Equity in losses of affiliates	86	8	-
Non-controlling interest in earnings of subsidiaries	22	-	-
Accrued severance pay, net	68	(172)	(20)
Gain on sale of property and equipment	(7)	-	(2,249)
Stock-based compensation expenses	434	244	130
Amortization of marketable securities premium, accretion of discount and other than temporary losses, net	57	211	57
Loss (gain) on sale of marketable securities	(8)	(53)	3
Gain on sale of subsidiary's operation	(170)	(170)	(105)
Loss on sale of affiliate	-	61	-
Decrease (increase) in trade receivables, net	(102)	(395)	1,368
Decrease in other accounts receivable and prepaid expenses	1,253	142	747
Decrease in trade payables	(599)	(82)	(363)
Increase (decrease) in accrued expenses and other accounts payable	2,620	437	(1,281)
Increase (decrease) in deferred revenues	621	(660)	(433)
Deferred income taxes, net	-	-	(1,056)

Net cash provided by operating activities from continuing operations	9,216	7,694	7,534

Net cash used in operating activities from discontinued operations	(1,656)	(21)	-

Net cash provided by operating activities	7,560	7,673	7,534

Cash flows from investing activities:
Capitalized software development costs	(3,027)	(2,577)	(3,128)
Purchase of property and equipment	(769)	(737)	(580)
Proceeds from sale of subsidiary's operation	170	170	105
Proceeds from sale of affiliated company	-	150	-
Proceeds from sale of property and equipment	74	-	5,277
Proceeds from sale of marketable securities	680	1,182	107
Proceeds from maturity of marketable securities	-	410	1,400
Investment in marketable securities	-	(1,032)	(1,604)
Proceeds from short-term and long-term deposits	30	174	24,191
Investment in short-term bank deposit	-	(1,810)	(36,144)

Net cash used in investing activities from continuing operations	(2,842)	(4,070)	(10,376)
Net cash provided by investing activities from discontinued operations	451	15,336	-

Net cash provided by (used in) investing activities	(2,391)	11,266	(10,376)

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2007	2008	2009
Cash flows from financing activities:
Proceeds from exercise of stock options	247	232	58
Short-term credit, net	(906)	(3,432)	(2)
Repayment of long-term loans	(111)	(171)	(118)
Proceeds from long-term loans	14	-	-

Net cash used in financing activities	(756)	(3,371)	(62)

Effect of exchange rate changes on cash and cash equivalentsfrom continuing operations	(375)	(458)	(55)

Increase (decrease) in cash and cash equivalents from continuing operations	5,243	15,131	(2,959)

Cash and cash equivalents at the beginning of the year	6,935	12,178	27,309

Cash and cash equivalents at end of the year	$12,178	$27,309	$24,350

Supplementary information on investing and financing activities not involving cash flows:

(a) Non-cash activities related to continuing operations:

Payable on account of dividend	$-	$-	$15,974

Receivables from sale of property	$-	$-	$450

(b) Non-cash activities related to discontinued operations:

Receivables from sale of subsidiary (see Note 3a)	$16,000	$-	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$238	$534	$873

Interest	$503	$15	$3

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd. ("the Company"), an Israeli company, and its subsidiaries ("the Group") develop, market and support software development and deployment technology ("the Magic technology") and applications developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Group are Europe, United States, Japan and Israel (see Note 19).

For information about the Company's holdings in subsidiaries and an affiliate, see Appendix to the consolidated financial statements.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets, revenue recognition, tax assets and tax positions, legal contingencies, and stock-based compensation costs. Actual results could differ from those estimates.

Financial statements in United States dollars

A substantial portion of the revenues and expenses of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters" (formerly SFAS 52, "Foreign Currency Translation"). All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

The financial statements of foreign subsidiaries, whose functional currency is not the U.S. dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet dates. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Cash and cash equivalents

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Short-term deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. The deposits as of December 31, 2008 are in U.S. dollars and bear interest at an average annual rate of 3.12%. The deposits as of December 31, 2009 are in U.S. dollars and in Hungarian Forint and bear interest at an average annual rate of 0.96% and 5.72%, respectively.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities" (formerly SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities"). Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for- sale and reported at fair value.

Debt and equity securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders' equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

The Company recognizes an impairment charge when a decline in the fair value of its investments below the cost basis is judged to be other-than-temporary.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities", are charged to earnings (based on the entire difference between fair value and amortized cost). Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

For declines in value of debt securities, effective January 1, 2009, the Company applies an amendment to ASC 320. Under the amended impairment model, an other-than-temporary impairment ("OTTI") loss is deemed to exists and recognized in earnings if the Company intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis.

If the criteria mentioned above does not exist, the Company evaluates the collectability of the security in order to determine if the security is other than temporary impaired.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For debt securities that are deemed other-than-temporary impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to "credit losses" (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income.

During 2008, other-than-temporary impairment of marketable securities of $ 131 was recorded in earnings. No impairment was recorded in other years presented. See also Note 4.

Investments in affiliate

An investment in affiliated company that was not controlled but over which the Company could exercise significant influence (generally, when the Company held more than 20% of the voting rights) was accounted for using the equity method. Profits on intercompany sales, not realized outside the Company, were eliminated.   In June 2008, the Company sold its entire interest in its affiliate resulting in a loss of $ 61.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Buildings*	25
Computers and peripheral equipment	3
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 – 5 (mainly 5)
Leasehold improvements	Over the shorter of the lease term or useful economic life

*	In December 2009, the Company sold its Israel-based headquarters' office building, for the sum of $ 5,200 in cash (see Note 7).

Impairment of long-lived assets and intangible assets subject to amortization

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" (formerly SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2007, 2008 and 2009, no impairment indicators were identified.

As required by ASC 820, "Fair Value Measurements", effective January 1, 2009, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Identifiable intangible assets

Intangible assets with finite lives are comprised of distribution rights, acquired technology and customer relations, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and customer relations were amortized on a straight line basis over a period of five years.

Goodwill

Goodwill has been recorded as a result of past acquisitions.

The Company operates in one operating segment, which is comprised of two reporting units ('CoreTech' and 'Magic'). Goodwill was allocated to the reporting units at acquisition.

The Company follows ASC 350, "Intangibles – Goodwill and Other" (originally issued as SFAS 142, "Goodwill and Other Intangible Assets"). The Company performs its goodwill annual impairment test for its two reporting units at December 31 of each year, or more often if indicators of impairment are present.

As required by ASC 350, the Company compares the fair value of each reporting unit to its carrying value ('step 1') If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

Effective 2009, as required by ASC 820, "Fair Value Measurements and disclosures" (formerly SFAS 157, "Fair Value Measurements" , the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

In order to determine the fair value of its two reporting units, the Company implemented an 'income approach'. Under the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on management's internal assumptions, and believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

In addition, the Company compared its market capitalization, including an estimated control premium that an investor would be willing to pay for a controlling interest in the Company, to the fair value of the Company's reporting units, based on a third-party valuation study. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company's reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Since the fair value of the Company's two reporting units exceeded their carrying amount, no impairment losses were recognized in 2007, 2008 or 2009 (See Note 9).

Revenue recognition

The Company derives its revenues mainly from licensing the rights to use its software, maintenance and technical support and professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

As required by ASC 985-605, the Company determines the value of the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company accounts for its software sales in accordance with ASC 985-605, "Software Revenue Recognition" (formerly SOP 97-2, "Software Revenue Recognition"). Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services consists of billable hours for services provided and is recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts" (originally issued as SOP 81-1), on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2007, 2008 and 2009, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed" (formerly SFAS 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed").

The Company and its subsidiaries establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2007, 2008 and 2009, no impairment losses were identified.

                    Severance pay

The Company's and its Israeli subsidiary's obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law and employee agreements based on the most recent salary of the employees multiplied by the number of years of employment and are presented on an undiscounted basis (the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements.

The Company's and its Israeli subsidiary's agreements with their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Severance expenses for the years ended December 31, 2007, 2008 and 2009 amounted to approximately $ 617, $ 584 and $ 403, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2007, 2008 and 2009 amounted to $ 305, $ 255 and $ 227, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes" (formerly SFAS 109, "Accounting for Income Taxes"). The ASC prescribes the use of the "asset and liability" method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets are classified as current or non-current according to the expected reversal dates.

Effective January 1, 2007, the Company utilizes a two-step approach for recognition and measurement of liability for uncertain tax positions accounted for in accordance with an amendment of ASC 740 (originally issued as FIN 48, "Accounting for Uncertainty in Income Taxes"). Under the first step the Company evaluates a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes. The total amount of gross unrecognized tax benefits (income) for the years ended December 31, 2007, 2008 and 2009 was $ 50, $ 16 and $ (217), respectively.

Treasury shares

The Company repurchases its Ordinary shares from time to time in the open market or in other transactions and holds such shares as treasury shares. The Company applies the "cost method" and presents the cost to repurchase such shares as a reduction in shareholders' equity. As of December 31, 2009, the Company has not reissued any of the repurchased shares.

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share" (formerly SFAS 128).

Part of the outstanding stock options has been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 839,045, 1,397,389 and 1,477,526 for the years ended December 31, 2007, 2008 and 2009, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" (formerly SFAS 123R, "Share Based Payments").

ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model ("the Binomial model"). The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees' historical option exercise behavior. The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The Company has no foreseeable plans to pay dividends and therefore use an expected dividend yield of zero in the option pricing model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, "Loss Contingencies" (formerly FAS 5, Accounting for Contingencies)

The fair value for the Company's stock options granted to employees and directors was estimated using the following weighted-average assumptions:

	2007	2008	2009

Dividend yield	0%	0%	0%
Expected volatility	51% - 73%	56% - 65%	63%
Risk-free interest rate	3.46%-5.05%	1.83%	2.73%-3.7%
Expected forfeiture (employees)	11%	11%	9.8%
Expected forfeiture (executives)	8%	8%	7.5%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple (employees)	2.48	2.48	2.35
Suboptimal exercise multiple (executives)	3	3	3

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

During the years ended December 31, 2007, 2008 and 2009, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 434, $ 244 and $ 130, respectively, as follows:

	Year ended December 31,
	2007	2008	2009

Cost of revenue	$35	$20	$2
Research and development	47	13	26
Selling and marketing	132	112	32
General and administrative	220	99	70

Total stock-based compensation expense	$434	$244	$130

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The Company's cash and cash equivalents and short-term deposits are invested primarily in deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these deposits may be redeemed upon demand and, therefore, bear low risk.

The Company's marketable securities include investments in commercial and government bonds and foreign banks.  The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expense for the years ended December 31, 2007, 2008 and 2009 was $ 255, $ 444 and $ 267, respectively.

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (See Note 2 below).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Discontinued operations

Under ASC 205, "Presentation of Financial Statements - Discontinued Operation" (formerly SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), when a component of an entity, as defined in ASC 205, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. (See Note18).

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures" (formerly SFAS 157, "Fair Value Measurement"). Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;
Level 2 - significant other observable inputs based on market data obtained from sources independent of the reporting entity;
Level 3 - Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities and foreign currency forward contracts. (See Note 5).

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income" (formerly SFAS 130, "Reporting Comprehensive Income"). This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivative instruments designated as hedges and unrealized gain and loss on available-for-sale marketable securities.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Derivative instruments

A significant portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments primarily hedge or offset exposures in Euro, Japanese Yen and NIS.

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by the Company are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2009 is summarized below:

	Forward contracts
	Buy	Sell

Euro	$1,086	$1,076
Japanese Yen	516	520
New Israeli Shekel	1,081	1,075

	$2,683	$2,671

At December 31, 2009, the effective portion of our cash flow hedges before tax effect was $ 5 thousands, all of which is expected to be reclassified from accumulated other comprehensive income to revenues within the next 12 months.

Other than the aforementioned forward exchange contracts, the Company and its subsidiaries have no off-balance-sheet concentrations of credit risk.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair Values of Derivative Instruments
	Assets
	Balance Sheet Item	December 31, 2009

Cash flow hedging:
Foreign exchange forward contracts	"Other accounts receivable and prepaid expenses"	$5

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Other accounts receivable and prepaid expenses"	5

Total derivatives		$10

	Gain (loss) Recognized in Other Comprehensive Income	Gain (loss) Recognized in Statements of Income
	December 31,	Statements of	Year Ended December 31,
	2009	Income Item	2008	2009

Cash flow hedging:
Foreign exchange forward contracts	$5	"operating expenses"	$-	$90

Derivatives not designated as hedging:
Foreign exchange forward contracts		"Financial expenses, net"	$(4)	$38

Total derivatives			$(4)	$128

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impact of recently issued Accounting Standards

New Accounting Policies Adopted During the Period:

FASB Accounting Standards Codification:

In June 2009, the FASB issued a standard that established the FASB ASC and amended the hierarchy of generally accepted accounting principles ("GAAP") such that the ASC became the single source of authoritative U.S. GAAP. Rules and interpretive releases issued by the SEC under authority of federal securities law are also sources of the authoritative GAAP for SEC registrants. All other literature is considered non-authoritative. New accounting standards issued subsequent to June 30, 2009 are communicated by the FASB through Accounting Standards Updates ("ASUs"). The ASC is effective for the Company from September 1, 2009. Throughout the notes to the consolidated financial statements references that were previously made to former authoritative U.S. GAAP pronouncements have been changed to coincide with the appropriate section of the ASC.

Business combinations:

Effective January 1, 2009, the Company adopted the amended ASC 805, "Business Combinations" (formerly issued as FAS 141(R)). Following the ASC's adoption, the cost of an acquisition is measured as the aggregate of the fair values at the date of exchange of the assets given, liabilities incurred and equity instruments issued. Identifiable assets, liabilities and contingent liabilities acquired or assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests.

The excess of the (i) the total of cost of acquisition and fair value of the non controlling interests over (ii) the fair value of the identifiable net assets acquired is recorded as goodwill. Any excess of the fair value of net assets acquired over the purchase price and any subsequent changes in estimated contingencies are to be recorded directly in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

The ASC is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of this ASC, which are recognized in earnings following the adoption date of the amended ASC.

The determination and allocation of fair values to the identifiable assets acquired and liabilities assumed is based on various assumptions and valuation methodologies requiring considerable management judgment. Management estimates of fair values are based upon market participants assumptions believed to be reasonable. The most significant variables in these valuations are discount rates, terminal values and the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. Management determines discount rates to be used based on the risk inherent in the related activity's current business model and industry comparisons. Terminal values are based on the expected life of products and forecasted life cycle and forecasted cash flows over that period. Forecasted cash flows are mostly based on historical experience and information obtained from the management of the acquired company and is deemed to be consistent with market participants highest and best use of the assets in the principal or most advantages market.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Although Company's management believes that the assumptions applied in the determination are reasonable based on information available at the date of acquisition, these estimates are inherently uncertain and actual results may differ from the forecasted amounts and the difference could be material.

                           Consolidation:

On January 1, 2009, the Company adopted an amendment to ASC 810, "Consolidation" (originally issued as FAS 160). According to the amendment, non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component of equity in the consolidated financial statements. As such, changes in the parent's ownership interest with no change of control are treated as equity transactions, rather than step acquisitions or dilution gains or losses. The amendment clarifies that losses of partially owned consolidated subsidiaries shall be continued to be allocated to the non-controlling interests even when their investment was already reduced to zero.

The amendment applies prospectively, except for the presentation and disclosure requirements, which are applied retrospectively to all periods presented. The adoption impacted certain captions previously used on the consolidated statement of operations, largely identifying "Net income" including "Non-controlling interest" and "Net income attributable to Magic Software Enterprises Ltd. Shareholders".  This amendment required the Company to reclassify non-controlling interest as part of the consolidated net income ($ 22 for the year ended at December 31, 2007).

                           Fair Value Measurement of Non-Financial Assets and Liabilities:

The Company adopted the provisions of ASC 820-10, "Fair Value Measurements and Disclosures" (formerly SFAS 157, "Fair Value Measurements"), with respect to non-financial assets and liabilities effective January 1, 2009. The adoption of ASC 820-10 did not have a material impact on the Company's consolidated financial statements.

                           Accounting Policies Still not Effective for the Company in 2009:

                           Fair Value Measurement:

In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASU 2010-06. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this will become effective as of the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. As applicable to the Company, the adoption of the new guidance will not have a material impact on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.
On December 30, 2007, the Company sold its entire holdings in its former wholly-owned subsidiary AAOD in consideration of $ 17,000, of which $ 1,000 was received in December 2007 and $ 16,000 was received in March 2008. As a result of the sale, the Company recorded a net gain of approximately $ 9,300 in 2007.

AAOD's results have been classified as discontinued operations for the year ended December 31, 2007 (see also Note 18).

b.
In December 2006, the Company sold the assets and liabilities of CarPro Systems Ltd. ("CarPro"), a 90.48% owned Israeli-based company, including the intellectual property (the RentPro and LeasePro software) and its customer base, to its distributor, CarPro Systems International B.V. ("the Buyer"). Additionally, the Company sold to the Buyer a substantial number of licenses for the Company's products for continued use in the ongoing maintenance and enhancement of the CarPro software products. The aggregate sale price was $ 1,750 to be paid over a period of five years. The Company recognizes the consideration from the sale of CarPro's operations on a cash basis and net of related expenses (including goodwill and other intangible asset write-offs). Due to immateriality, CarPro's results were not classified as discontinued operations.

c.
In 2007, the Company decided to liquidate its Italian subsidiary. Consequently, the results of Magic Software Enterprises Italy S.r.l ("Magic Italy") have been classified as discontinued operations for the years ended December 31, 2007, 2008 and 2009 (see also Note 18). In March 2009, a liquidator was appointed by the Company for Magic Italy.

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2008				2009
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$952	$-	$59	$1,011	$407	$-	$37	$444
Commercial bonds	2,306	(10)	44	2,340	2,888	-	175	3,063
Equity funds	118	-	-	118	118	-	55	173

Total available-for-sale marketable securities	$3,376	$(10)	$103	$3,469	$3,413	$-	$267	$3,680

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The amortized costs of available-for-sale debt securities at December 31, 2009, by contractual maturities, are shown below:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$805	$84	$-	$889
Due between one year to five years	2,490	128	-	2,618

	$3,295	$212	$-	$3,507

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

During 2008, another-than-temporary impairment on marketable securities in the amount of $ 131 was recorded. In 2009 and 2007 no other than temporary impairment was recorded in earnings.

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Marketable securities are classified within Level 1. This is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Marketable securities:
Government bonds	$444	$-	$-	$444
Corporate bonds	195	2,868	-	3,063
Foreign currency derivative contracts	-	10	-	10
Equity fund	173	-	-	173

Total financials assets	$812	$2,878	$-	$3,690

	December 31, 2008
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Cash equivalents:
Money market funds	$371	$-	$-	$371
Marketable securities:
Government bonds	1,011	-	-	1,011
Corporate bonds	-	2,340	-	2,340
Equity fund	118	-	-	118

Total financials assets	$1,500	$2,340	$-	$3,840

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2008	2009

Short-term lease deposits and other accounts receivable	$761	$925
Receivable from sale of property	-	1,306
Prepaid expenses	558	574
Government authorities	531	390
Deferred taxes	-	561
Employee loans	40	63
Other	43	50

	$1,933	$3,869

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2008	2009
Cost:
Buildings and leasehold improvements	$6,780	$290
Computers and peripheral equipment	9,955	9,171
Office furniture and equipment	2,119	1,704
Motor vehicles	145	136
Software	2,455	2,075

	21,454	13,376
Accumulated depreciation:
Buildings and leasehold improvements	3,201	107
Computers and peripheral equipment	9,329	8,781
Office furniture and equipment	1,670	1,302
Motor vehicles	117	125
Software	1,701	1,299

	16,018	11,614

Depreciated cost	$5,436	$1,762

In June 2009, the Company sold its office building in Hungary for consideration of $ 535, of which $ 350 was received in July 2009. As a result of the sale, the Company recorded a net gain of approximately $ 289.

In December 2009, the Company sold and leased back its Israel-based headquarters' office building for consideration of $ 5,200, of which $ 4,900 was received in December 2009. The remaining $ 300 is being held in trust subject to receipt of certain approvals from the Israeli tax authorities and local municipality that the Company has no outstanding obligations.  As a result of the sale, the Company recorded a net gain of approximately $ 1,960. The Company currently occupies approximately 39,321 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement upon six months prior written notice, commencing six months from the date of its sale.

Depreciation expenses amounted to $ 1,090, $ 1,015 and $ 910 for the years ended December 31, 2007, 2008 and 2009, respectively. As for charges, see Note 16c.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8:-	IDENTIFIABLE INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2008	2009
Original amounts:
Capitalized software costs	$37,578	$40,812
Acquired technology and other	1,961	1,907

	39,539	42,719
Accumulated amortization:
Capitalized software costs	26,922	30,679
Acquired technology and other	1,961	1,907

	28,883	32,586

Intangible assets, net	$10,656	$10,133

b.	Amortization expenses amounted to $ 2,708, $ 2,600 and $ 3,650 for the years ended December 31, 2007, 2008 and 2009, respectively.

c.	The estimated future amortization expense of other intangible assets as of December 31, 2009 is as follows:

2010	$3,067
2011	2,639
2012	2,140
2013	1,462
2014	488
2015 and thereafter	337

$10,133

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 according to the Company's reporting units are as follows:

	Core-Tech	Magic	Total

As of January 1, 2008	$5,089	$10,897	$15,986

Foreign currency translation adjustments	-	843	843

As of December 31, 2008	5,089	11,740	16,829

Foreign currency translation adjustments	-	(94)	(94)

As of December 31, 2009	$5,089	$11,646	$16,735

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:-	GOODWILL (Cont.)

The Company determined the fair value of each reporting unit using the income approach. The material assumptions used for the income approach for 2009 were five years of projected net cash flows, a discount rate of 17% and a long-term growth rate of 3.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 10:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

                    Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2008	2009	2008	2009
Short-term bank credit:
In other currencies	16%	-	$2	$-
Short-term credit:
In, or linked to, U.S. dollar	6.11%-6.64%	6.11%-6.25%	80	22
Current maturities of long-term loans			65	21

			$147	$43

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2008	2009

Employees and payroll accruals	$3,868	$3,409
Accrued expenses	3,475	3,683
Dividend	-	15,974
Government authorities and other	1,348	2,093

	$8,691	$25,159

NOTE 12:-	LONG-TERM LOANS

Long-term loans are comprised as follows:

	Interest rate		December 31,
	2008	2009	2008	2009

In Japanese Yen	2.59%	1.86%	$88	$31
In other currencies	6.5%	-	10	-
Less - current maturities			(65)	(21)

			$33	$10

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.
The rate of the Israeli corporate tax is as follows: 2007 - 29%, 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate.

In July 2009, the "Knesset" (Israeli Parliament) passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

2.
Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, through 2007, the Company's and its Israeli subsidiaries results for tax purposes were adjusted for the changes in the Israeli consumer price index ("CPI"). As explained in Note 2b, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes reflected in the financial statements.

In accordance with paragraph 9(f) of SFAS No. 109, as primarily codified in ASC 740, the Company has not provided deferred income taxes on the above difference resulting from changes in exchange rates and indexing for tax purposes.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Since 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. Adjustments relating to capital gains such as for sale of property (betterment) and securities continue to apply until disposal. Since 2008, the amendment to the law includes, among others, the cancellation of the inflationary additions and deductions and the additional deduction for depreciation.

3.
Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain production and development facilities of the Company have been granted Approved Enterprise status pursuant to the Law, which provides certain tax benefits to its investment programs. For these programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant thereto, the income of the Company derived from the Approved Enterprise programs is tax-exempt for periods of two to four years and will be eligible for reduced tax rates for additional periods of five to eight years (such reduced tax rates are dependent on the level of foreign investments in the Company).

The period of benefits for those expansions has not yet commenced.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

The tax benefit periods provided end at the earlier of 12 years from the commencement of production or 14 years from receipt of the approval for the Approved Enterprise. As of December 31, 2009, the Company has not generated any taxable income under any of its "Approved Enterprises" programs and thus the benefit period has not yet commenced and these benefits have not yet commenced.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2009.

If dividends were to be distributed out of tax-exempt profits deriving from an Approved Enterprise, the Company would be liable for corporate tax at a rate of 25%.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that has significantly changed the provisions of the Investment Law. The Amendment limits the scope of investments qualified to receive tax benefits, such as generally requiring that at least 25% of the Approved Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

4. The Company has final tax assessments through the year 2004.

b.
Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. The Company's management has determined that it will not distribute any amounts of its undistributed tax income as a dividend. The Company intends to reinvest the amount of such tax income. Accordingly, no deferred income taxes have been provided.

c.
Net operating loss carryforwards:

As of December 31, 2009, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 36,602, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe, the United States and Japan had estimated total available tax loss carryforwards of $ 7,182, $ 8,533 and $ 1,007 as of December 31, 2009, respectively, to offset against future taxable income for 15-20 years, 15-20 years and one year, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

d.         Income before taxes on income:

	Year ended December 31,
	2007	2008	2009

Domestic	$(2,735)	$1,370	$1,225
Foreign	4,348	3,345	5,285

	$1,613	$4,715	$6,510

e.         Taxes on income:

Taxes on income consist of the following:

	Year ended December 31,
	2007	2008	2009
Current:
Domestic	$-	$16	$1,082
Foreign	362	183	308

Deferred taxes:
Domestic	-	-	-
Foreign	-	-	(1,056)

Taxes on income	$362	$199	$334

f.         Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2008	2009

Net operating loss carryforwards	$13,922	$11,983
Allowances and reserves	687	647

	14,609	12,630
Less: valuation allowance	(14,609)	(11,574)

Net deferred tax assets	$-	$1,056

Deferred taxes are included in the consolidated balance sheets, as follows:

Current assets	$-	$561
Non-current assets	-	495

	$-	$1,056

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

The net change in valuation allowance was $ 3,035 mainly as a result of a change in management's estimation with respect to utilization of certain carryforward losses and a decrease in the enacted tax rates that will be in effect when the differences are expected to reverse.

g.
Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items of the statutory tax rate of the Company (2007 - 29% and 2008 - 27%) to the effective tax rate (22% and 4%, respectively) are valuation allowances provided for deferred tax assets (in all reported periods). During these years Tax expenses mainly represent taxes for a limited number of subsidiaries that do not have net operating loss carryforwards.

Reconciling items between the 2009 statutory tax rate (26%) of the Company and the effective tax rate (5%) is presented in the following table:

Year ended December 31,
2009
Income before taxes, as reported in the consolidated statements of operations	$6,510

Statutory tax rate	26%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,693
Tax adjustment in respect of different tax rates	418
Deferred taxes on losses for which valuation allowance was provided	(2,148)
Changes in valuation allowance	(1,056)
Taxes in respect of prior years	1,131
Nondeductible expenses	120
Other differences	176

$334

h.
The Company adopted an amendment to ASC 740 "Income Taxes" with regards to tax uncertainties (originally FIN 48, "Accounting for Uncertainty in Income Taxes") as of January 1, 2007. The impact of adopting the amended ASC was estimated at $ 530 on the Company's accumulated deficit. During the years ended December 31, 2007, 2008 and 2009, the Company recorded $ 50, $ 16 and $ (217) tax expenses (income), respectively, as a result of the amendment.

The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13:-	TAXES ON INCOME (Cont.)

Gross unrecognized tax positions at January 1, 2008	$580
Increase in tax positions taken in prior years	12
Increase in tax positions taken in current year	4

Gross unrecognized tax positions at December 31, 2008	596
Decrease related to settlement with tax authorities	(229)
Increase in tax positions taken in current year	12

Gross unrecognized tax benefits at December 31, 2009	$379

Decrease in tax positions for prior years is mainly attributed to final tax assessments signed with tax authorities during the year ended December 31, 2009.

NOTE 14:- SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.
Treasury shares:

The Company's Board of Directors resolved to authorize the Company to repurchase its shares, from time to time, in the open market or in other transactions. Accordingly, through the end of 2009, the Company repurchased 1,465,368 of its Ordinary shares for an aggregate amount of $ 6,772. These shares are dormant and do not have the right to vote or receive dividends.

c.
Stock Option Plans:

Under the Company's 1991, 2000 and 2007 Stock Option Plans, as amended (collectively, "the Plans"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 1991, 2000 and 2007 Stock Option Plans, the Company reserved for issuance 6,750,000, 4,600,000 and 1,500,000 Ordinary shares, respectively. As of December 31, 2009, an aggregate of 2,014,019 Ordinary shares of the Company are still available for future grants under the Plans. Each option granted under the Plans is exercisable for a period of ten years from the date of the grant of the option. The 2000 Plan will expire on May 5, 2010 and the 2007 Plan will expire on August 1, 2017. No options were granted under the 1991 Plan after July 31, 2001. The option's exercise price for each option shall be determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over three years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2009 and changes during the year ended December 31, 2009 are as follows:

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	2,390,045	$2.31
Granted	350,000	$0.88
Exercised	(42,546)	$1.36
Forfeited	(770,300)	$1.79

Outstanding at December 31, 2009	1,927,199	$2.28	5.51	$1,246

Exercisable at December 31, 2009	1,512,823	$2.56	4.66	$825

Vested and expected to vest at December 31, 2009	1,881,429	$2.31	5.43	$1,187

A summary of employee option activity under the Plans as of December 31, 2009 whose vesting is contingent upon meeting various departmental and company wide performance goals, including revenue growth and net gain index is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (in thousands)

Outstanding at January 1, 2009	725,001	$1.92		$-
Granted	-	$-
Exercised	-	$-
Forfeited	(482,710)	$1.99

Outstanding at December 31, 2009	242,291	$1.78	8.11	$126

Exercisable at December 31, 2009	101,041	$2.15	7.57	$17

Vested and expected to vest at December 31, 2009	229,660	$1.79	8.1	$119

A summary of employee option activity under the Plans as of December 31, 2007 and 2008 and changes during the years ended on those dates, are as follows:

	Year ended December 31,
	2007		2008
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	2,352,632	$2.52	3,673,528	$2.22
Granted	1,773,332	$1.78	145,000	$1.12
Exercised	(218,205)	$1.18	(351,830)	$0.65
Forfeited	(234,231)	$2.98	(1,076,653)	$2.35

Outstanding at the end of the year	3,673,528	$2.22	2,390,045	$2.31

Exercisable at the end of the year	2,407,532	$2.22	1,581,051	$2.53

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- SHAREHOLDERS' EQUITY (Cont.)

During 2007 and 2008, the Company granted selected executives and other key employees options to purchase 825,000 Ordinary shares and 100,000 Ordinary shares, respectively, with vesting contingent upon meeting various departmental and company wide performance goals, including revenue growth and net gain index. The options have an exercise price equal to the fair market value of the Company's Ordinary shares on the date of the grants, contingently vest over a period of four years, and are for a term of ten years. The fair value of those options was estimated on the date of grant using the same option valuation model used for the other options granted. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, expected term and risk-free rate used in estimating those options' fair value are the same as those noted in the table related to options issued under the Plans.

On November 4, 2009, as part of a termination agreement, the Company extended the exercise period of outstanding options to purchase 62,500 Ordinary Shares that were granted on March 2, 2009, for an additional one year period from date of termination. The Company accounted for the period extension as a modification and recorded an additional compensation expense in the amount of $ 10, which was recognized over the remaining vesting period or immediately for vested options. During 2009, the Company recognized all of the additional compensation expenses.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 was $ 1.31, $ 0.68 and $ 0.87, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2009. This amount is changed based on the market value of the Company's Ordinary shares. Total intrinsic value of options exercised for the years ended December 31, 2007, 2008 and 2009 was $ 168, $ 383 and $ 26, respectively. As of December 31, 2009, there was $ 163 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately four years.

The options outstanding as of December 31, 2009, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2009	Weighted average exercise price of exercisable options

$0-1	204,042	6	$0.45	104,042	$0.89
$1-2	1,007,423	6	$1.43	763,048	$1.4
$2-3	162,001	7	$2.35	92,000	$2.36
$3-4	266,664	4	$3.87	266,664	$3.87
$4-5	176,169	4	$4.08	176,169	$4.08
$5-6	92,500	4	$5.95	92,500	$5.95
$10-11	18,400	0	$10.16	18,400	$10.16

	1,927,199	5	$2.28	1,512,823	$2.56

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:-       SHAREHOLDERS' EQUITY (Cont.)

d.	Accumulated other comprehensive income (loss):

	December 31,
	2007	2008	2009

Accumulated realized and unrealized gain on available-for-sale securities, net	$85	$93	$267
Accumulated foreign currency translation adjustments	(581)	(62)	(198)
Other	-	-	5

Total other comprehensive income (loss)	$(496)	$31	$74

e.	On December 30, 2009, the Company declared a dividend distribution in the amount of $ 0.50 per share and an aggregate amount of $ 15,974 that was paid on January 25, 2010.

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2007	2008	2009

Total costs	$5,743	$4,927	$4,438
Less - capitalized software costs	(3,027)	(2,577)	(3,128)

Research and development, net	$2,716	$2,350	$1,310

b.	Financial income, net:

	Year ended December 31,
	2007	2008	2009

Interest and bank charges	$(12)	$485	$482
Other-than-temporary losses of marketable securities	-	(131)	-
Gain (loss) arising from foreign currency translation	173	94	(244)

Financial income, net	$161	$448	$238

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.
Lease commitments:

Certain of the facilities, motor vehicles and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2009, are as follows:

2010	$1,600
2011	711
2012	522
2013	415
2014 and thereafter	134

$3,382

Rent expenses for the years ended December 31, 2007, 2008 and 2009 were approximately $ 1,116, $ 1,198 and $ 1,231, respectively.

The Company leases motor vehicle under cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $90.

In December 2009, the Company sold and leased back its headquarters and principal administrative, finance, sales, marketing and research and development office building located in Or Yehuda, Israel, a suburb of Tel Aviv, for consideration of $ 5,200, of which $ 4,900 was received in December 2009. As a result of the sale, the Company recorded a net gain of approximately $ 1,960. Based on the lease agreement, the Company has an option to terminate the lease agreement upon six months prior written notice.

b.
Guarantees:

The Company has provided three of its clients with bank guarantees totaling $ 31, which are linked to the New Israeli Shekel and $40, which are linked to the British Pound, of which $ 28 was canceled during February 2010 and $ 43 is valid through December 2010.

c.	Charges: In connection with a lease agreement for equipment, the Company placed a lien on the computer equipment leased under the agreement.

d.	Legal proceedings: Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

1.
In June 2004, an Israeli company filed a lawsuit against the Company in the Tel-Aviv District Court seeking damages of NIS 8 million (approximately $ 2,100), with a possibility to increase the amount sought to approximately NIS 17 million (approximately $ 4,500), for recovery of alleged damages caused to the plaintiff by the Company's alleged failure to integrate a software system. During the last three years, the parties tried to settle the case with an external mediator. This attempt failed in late 2008 and the parties returned to the court to proceed with the court proceedings. Preliminary court proceedings have commenced, such as disclosure of documents and questionnaires. In March 2010 the court recommended that the parties attempt a second mediation, which has not yet commenced.  Nevertheless and based on the Company's legal advisors opinion, the Company estimates that the likelihood that the claim will be accepted by the mediator is less then probable and therefore no provision has been made for the lawsuit.

2.
In March 2006, a client of one of the Company's subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 488 thousand (approximately $ 700). In June 2009, the Court rejected the plaintiff's claims. In July 2009, the plaintiff filed an appeal. Although the Company believes that the appeal is without merit, the Company's management, based on its legal advisors opinion, cannot predict the outcome of the appeal nor can they make any estimate of the amount of damages; therefore, no provision has been made for the appeal.

3.
In August 2009, a software company and one of its owners filed a lawsuit in arbitration against the Company and one of its subsidiaries claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of NIS 51,794 thousand (approximately $ 13,720). Since the outcome of these proceedings require a ruling on complicated intellectual property issues and since the arbitrator decided to divide the discussion regarding liability and damages, management is unable to assess the outcome of this lawsuit nor can it make an estimate of the amount of damages. Nevertheless and based on the Company's legal advisors opinion, management estimates that the likelihood that the claim will be accepted by the arbitrator is less than probable; therefore, no provision has been made for the lawsuit.

4.
In February 2010, a U.S. company filed a lawsuit against the Company and one of its subsidiaries claiming an alleged breach by the Company of its intellectual property rights in connection with one of the Company’s products. The Company's management, due to the preliminary stage of the litigation, and based on its legal advisors opinion, cannot predict the outcome of the lawsuit nor can they make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

e.	Royalty commitments:

1.
The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2009, the remaining contingent obligation of the Company amounted to $ 341.

2.
The Company was committed to pay royalties to Enformia Software Ltd. ("Enformia") equal to 40% of any sale of products related to the intellectual property purchased from Enformia and to comply with all of the terms required by the Office of the Chief Scientist ("OCS") in connection with its research and development grants awarded to Enformia.

As of December 31, 2009, the Company has no future commitments to the OCS for Enformia products. During the years ended December 31, 2008 and 2009, the Company paid and accrued royalties to Enformia relating to sales of its product in the amount of $ 38 and $ 7, respectively.

In January 2007, the Company sold the above mentioned intellectual property to Axcepia Technologies Ltd. ("Axcepia"). Under the agreement, in consideration for the transfer and assignment of the Company's rights in and to the Enformia technology, Axcepia agreed to pay the Company a commission equal to 50% of its revenues derived from sales to customers who held licenses to use the technology for a period of five years as of the date of the agreement. In addition, commencing as of six months from the date of the agreement, Axcepia agreed to pay the Company a commission equal to 20% of the revenues it derived from the provision of maintenance and support services relating to the iBOLT Portal technology for a period of five years from the date of the agreement.

3.
The Group was committed to pay royalties of 1.75% of gross sales of the Hermes application, including license fees and all services fees to Menzies Aviation Plc ("Menzies") for a period of five years ending mid 2009. For the year ended December 31, 2009, the Group paid and accrued royalties to Menzies relating to sales of the product in the amount of $ 31.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2007	2008	2009
Numerator for basic and diluted earnings per share - net income available to shareholders	$12,608	$4,508	$6,176

Weighted average shares outstanding:

Denominator for basic net earnings per share	31,443	31,769	31,899
Effect of dilutive securities	580	263	208

Denominator for diluted net earnings per share	32,023	32,032	32,107

Basic net earnings per share	$0.40	$0.14	$0.19

Diluted net earnings per share	$0.39	$0.14	$0.19

NOTE 18:-	DISCONTINUED OPERATIONS

During 2007, the Company disposed of two of its subsidiaries (AAOD and Magic Italy), both of which met the definition of a component under ASC 205. Accordingly, the results of operations of these subsidiaries and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of income and prior period results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.

a.	The following are the results of discontinued operations for the year ended December 31, 2007.

Year ended December 31,
2007

Revenues	$11,650
Cost of revenues	4,349

Gross profit	7,301

Operating expenses, net	5,099

Operating income	2,202

Other income	9,281
Taxes on income	18

Net income	$11,465

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:-	DISCONTINUED OPERATIONS (Cont.)

Revenues relating to discontinued operations for the year ended December 31, 2007 were as follows:

Year ended December 31,
2007

AAOD	$11,611
Magic Italy	39

$11,650

b.	The breakdown of assets and liabilities attributed to discontinued operations of the Company as of December 31, 2008 and 2009 was as follows:

	December 31,
	2008	2009
Assets:
Cash and cash equivalents	$1	$1
Trade receivables, net	4	1
Other receivables and prepaid expenses	25	25
Property and equipment, net	1	-

	$31	$27
Liabilities:

Trade payables	$237	$-
Other payables and accrued expenses	135	314

	$372	$314

NOTE 19:-	GEOGRAPHIC INFORMATION

Summary information about geographic areas:

The Company manages its business on the basis of one reportable segment, which is comprised of two reporting units (see Note 1 for a brief description of the Company's business). The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

This data is presented in accordance with ASC 280, "Segment Reporting" (formerly SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information").

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19:-	GEOGRAPHIC INFORMATION (Cont.)

a.	The following table presents total revenues classified according to geographical destination for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009

Israel	$4,471	$4,760	$3,614
Europe	24,916	25,359	22,516
United States	18,612	20,096	18,485
Japan	9,080	10,110	8,895
Other	1,349	1,655	1,840

	$58,428	$61,980	$55,350

b.	The Company's long-lived assets are located as follows:

	December 31,
	2008	2009

Israel	$19,440	$15,653
Europe	1,848	1,522
United States	5,195	5,169
Japan	5,975	5,826
Other	463	460

	$32,921	$28,630

c.	In 2009 and 2008, the Company had one customer that accounted for 11% and 9% of the	revenues, respectively.

NOTE 20:-	SUBSEQUENT EVENTS

In February 2010, the Company, through its U.S. subsidiary, completed the acquisition of the consulting and staffing services business of a U.S-based IT services company, in the aggregate amount of approximately $ 11,800 in cash, of which $ 6,400 was paid upon closing and the remaining amount is to be paid over a three year period. The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the information technology industry. The Company did not provide details of the fair value of assets acquired and liabilities assumed or pro-forma results of operations for the year ended December 31, 2009 as at the date the financial statements are issued the data is incomplete. The Company is in the process of obtaining third party valuations of the assets acquired and the liabilities assumed.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2009:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Italy S.r.l.*	100	Italy
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz	100	Hungary
CarPro Systems Ltd.	90.48	Israel

*In March 2009, a liquidator was appointed for Magic Software Enterprises Italy S.r.l.

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
MAGIC SOFTWARE ENTERPRISES (UK) LIMITED

          We have audited the accompanying balance sheet of MAGIC SOFTWARE ENTERPRISES (UK) LIMITED (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO.
Registered Auditors and Certified
Public Accountants

2nd March 2010

J. Cohen c.p.a (isr) R. Shahmoon aca	Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of
HERMES LOGISTICS TECHNOLOGIES LIMITED

          We have audited the accompanying balance sheet of HERMES LOGISTICS TECHNOLOGIES LIMITED. (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

LEVY COHEN & CO
Registered Auditors & Certified
Public Accountants

5th March 2010

J. Cohen c.p.a. (isr) R. Shahmoon aca	Registered by The Institute of Chartered Accountants in England and Wales to carry out Company Audit work

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

          We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan February 3, 2010
KDA Audit Corporation

Magic Benelux B.V.

Auditor’s report

Report on the financial statements

We have audited the accompanying balance sheets as at December 31, 2009 and 2008 and the related statements of operations for each of the three years in the period ended December 31, 2009 of Magic Benelux B.V., Houten.

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

Magic Benelux B.V.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2009 and 2008, and of its related statements of operations for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Dordrecht, January 29, 2010

Verstegen accountants en adviseurs,

Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház K ft.

          We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2009 and 2008, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended. December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

          In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and at December 31, 2009 and 2008, and the related statements operations, changes in shareholders equity and cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Maria Negyessy
February 23, 2010	Reg. Auditor

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/ Guy Bernstein
Name: Guy Bernstein
Title: Acting Chief Executive Officer

Dated: April 26, 2010