Form 20-F
period 2010-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2011-03-18
CIK 876779

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
    For the transition period from __________ to __________

OR
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
5 Haplada Street, Or Yehuda 60218, Israel
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
Ordinary Shares, par value NIS 0. 1 per share…………..35,909,606 (as of December 31, 2010)

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
Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

INTRODUCTION

Magic Software Enterprises Ltd. develops, markets, sells and supports an application platform and business and process integration solutions and offers information technology, or IT, professional services.  Our products and services are available through a global network of regional offices, independent software vendors, or ISVs, system integrators, or SIs, distributors and value added resellers, or VARs, as well as original equipment manufacturers, or OEMs, and consulting partners in approximately 50 countries.  Our technology provides our partners and customers with the ability to develop business applications, leverage existing IT resources, enhance business agility, and focus on core business priorities to gain maximum return on their existing and new IT investments.  We are known for our metadata driven, code-free approach, allowing users to focus on business logic rather than technology requirements.  This approach forms the driving principle of both our uniPaaS application platform and our iBOLT business and process integration suites.  Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MGIC” and are also traded on the Tel Aviv Stock Exchange.

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

The following table presents selected consolidated financial data as of the dates and for each of the periods indicated.  For the years ended December 31, 2006 and 2007, this data includes discontinued operations.  The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

We have derived the following consolidated income statement data for the years ended December 31, 2008, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009 and 2010 from our audited consolidated financial statements and notes included elsewhere in this annual report.  We have derived the consolidated income statement data for the years ended December 31, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006, 2007 and 2008 from our audited consolidated financial statements that are not included in this annual report, with the relevant adjustments for the years ended December 31, 2006 and 2007due to the discontinued operations.

Income Statement Data:

	Year ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$18,788	$17,707	$20,913	$17,261	$20,111
Maintenance and technical support	11,531	12,605	14,530	13,821	14,407
Consulting services	22,252	28,116	26,537	24,268	54,060
Total revenues	52,571	58,428	61,980	55,350	88,578
Cost of revenues:
Software	5,433	4,557	4,898	5,388	5,320
Maintenance and technical support	2,873	1,602	2,263	2,189	2,070
Consulting services	16,862	21,181	19,978	18,687	44,058
Total cost of revenues	25,168	27,340	27,139	26,264	51,448
Gross profit	27,403	31,088	34,841	29,086	37,130
Operating costs and expenses:
Research and development, net	2,462	2,716	2,350	1,310	2,072
Selling and marketing	15,712	15,558	17,357	15,308	17,526
General and administrative	13,784	11,532	10,867	8,210	8,194
Other income, net	-	-	-	1,972	-
Restructuring and impairment	2,157	-	-	-	-
Operating income (loss)	(6,712)	1,282	4,267	6,230	9,338
Financial income (expense), net	332	161	448	238	(224)
Other income, net	278	170	-	42	159

	Year ended December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands, except share and per share data)
Income (loss) before taxes on income	(6,102)	1,613	4,715	6,510	9,273
Tax benefit (taxes on income)	(310)	(362)	(199)	(334)	102
Income (loss) after taxes on income	(6,412)	1,251	4,516	6,176	9,375
Equity in earnings (losses) of affiliates	15	(86)	(8)	-	-
Net income (loss) from continued operations	$(6,397)	$1,165	$4,508	$6,176	$9,375
Net income from discontinued operations	1,320	11,465	-	-	-
Net income (loss)	(5,077)	12,630	4,508	6,176	9,375
Less: Net income (loss) allocated to non-controlling interest	71	(22)	-	-	-
Net income attributable to Magic's Shareholders	5,006	12,608	4,508	6,176	9,375
Basic net income (loss) per share	$(0.16)	$0.40	$0.14	$0.19	$0.29
Diluted net income (loss) per share	$(0.16)	$0.39	$0.14	$0.19	$0.29
Shares used to compute basic income (loss) per share	31,184	31,443	31,769	31,899	32,140
Shares used to compute diluted income (loss) per share	31,184	32,023	32,032	32,107	32,731
Dividends	-	-	-	15,974	-

Balance Sheet Data:

	December 31,
	2006	2007	2008	2009	2010
	(U.S. dollars in thousands)
Working capital	$15,584	$28,737	$33,851	$28,021	$48,815
Cash, cash equivalents, short term deposits and marketable securities	11,653	16,446	32,588	41,868	46,542
Total assets including discontinued operations	71,172	82,298	81,164	87,551	111,950
Total equity	47,644	61,244	66,755	57,188	88,865

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We derive our revenues from sales of application platform and integration products primarily under our uniPaaS and iBOLT brands, and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services.  Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products.  A decrease in revenues from our principal products would adversely affect our business, results of operations and financial condition.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced, and in the future may continue to experience, significant fluctuations in our quarterly results of operations.  Factors that may contribute to fluctuations in our quarterly results of operations include:

•	The size and timing of orders;

•	The high level of competition that we encounter;

•	The timing of our product introductions or enhancements or those of our competitors or of providers of complementary products;

•	Market acceptance of our new products, applications and services;

•	The purchasing patterns and budget cycles of our customers and end-users;

•	The mix of product sales;

•	Exchange rate fluctuations;

•	General economic conditions; and

•	The integration of newly acquired businesses.

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

During periods of slowing economic activity our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be materially adversely affected.  In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services.  We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.  Any of these events would likely harm our business, operating results and financial condition.

Our revenues from Japan, which accounted for 12% of our total revenues for the year ended December 31, 2010, may be adversely affected as result of the recent national disaster in Japan and pending or future purchases may be delayed or cancelled as a result.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions.  We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

In January 2010, we purchased a consulting and staffing services business of a U.S.-based IT services company for approximately $13.7 million to be paid over a three year period.  The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.  The business employs approximately 233 persons with offices located in Dallas, Texas.

We may make additional acquisitions in the future.  We intend to continue to address the need to develop new products and enhance existing products through acquisitions of other companies, product lines, technologies, and personnel.  Acquisitions involve numerous risks, including the following:

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

The revenues of our principal IT professional services subsidiary are dependent upon one key customer and a significant decrease in revenues from such customer could materially adversely affect our business, results of operations and financial condition.

The revenues of our principal IT professional services subsidiary are dependent upon Ericsson Inc., or Ericsson, which is currently our largest customer, accounting for 29% of our total revenues in 2010.  We do not know if, or for how much longer, Ericsson will continue to purchase the services of such subsidiary.  A significant decrease in revenues from Ericsson may adversely affect our business, results of operations and financial condition.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services.  Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues.  Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from the sale of IT professional services.  In 2010, as a result of our acquisition of two IT consulting and staffing services businesses, the percentage of our revenues derived from IT professional services increased significantly compared to prior years.  If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins will decline in the future.  Our software licenses revenues include the sale of the third party software license sales, which have a lower gross margin than the sales of our software products.  Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin.

We derive a significant portion of our revenues from IT professional services.  Our ability to attract and retain qualified computer professionals may adversely affect our business, results of operations and financial condition.

The success of three of our subsidiaries is dependent upon their ability to attract and retain qualified computer professionals to serve as temporary IT personnel.  Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and temporary personnel agencies. A shortage of, and significant competition for, software professionals with the skills and experience necessary to perform the services offered by these subsidiaries may adversely affect our business, results of operations and financial condition.

In addition, the ability of our subsidiaries to maintain and renew existing engagements and obtain new business for their contract IT professional services operations depends, in large part, on their ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences.  Demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases.  Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

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

While our principal executive offices are located in Israel, 92% of our sales in 2008, 93% of our sales in 2009 and 95% of our sales in 2010 were generated in other countries.  This subjects us to many risks inherent to international business activities, including:

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

We may encounter significant difficulties in connection with the sale of our products and services in international markets as a result of one or more of these factors and our business, results of operations and financial condition could be adversely affected.

Currency exchange rate fluctuations in the world markets in which we conduct business could have a material adverse affect on our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency.  However, over 44% of our revenues are derived from sales outside the United States, particularly Europe, Japan, Israel, the United Kingdom and South Africa.  We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable.  Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may have a material adverse effect on our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies.  Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

Declines in our share price and/or operating performance could result in a future impairment of our goodwill or long-lived assets.

We assess potential impairments of goodwill annually and whenever there is evidence that events or changes in circumstances indicate that an impairment condition may exist.  We assess potential impairments of our long-lived assets, including property and equipment, customer relationships and capitalized software, whenever there is evidence that events or changes in circumstances indicate that the carrying value may not be recoverable.  In the past, our share price, and consequently our market capitalization, have experienced significant fluctuations and may experience significant fluctuations in the future.  During 2008, our share price dropped by 32%, while in 2009 and in 2010, it increased by 78% and 170%, respectively.  If the value of our market capitalization falls below the value of our shareholders’ equity, it might indicate that an impairment of goodwill is required.  We determine the value of each of our reporting units using the income approach, which utilizes a discounted cash flow model, as we believe that this approach best approximates our fair value at this time.  Our ability to reconcile the gap between our market capitalization and aggregate fair value of the reporting units depends on various factors, some of which are qualitative, such as estimated control premium that an investor would be willing to pay for a controlling interest in us, while others involve management judgment.  If our market capitalization falls below our shareholders’ equity, or actual results of operations materially differ from our modeling estimates, we may be required to record a non-cash impairment charge of our goodwill and/or other long-lived assets.  A significant impairment loss could have a material adverse effect on our operating results and on the carrying value of our goodwill and/or our long-lived assets on our balance sheet.

We face intense competition in the software as a service, or SaaS, market for our application platform as well as in the process and business integration technologies and IT services market.  This competition could adversely affect our business, results of operations and financial condition.

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

Some of our existing and potential competitors are larger companies, have substantially greater resources than us, including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us.  We may not be able to differentiate our products and/or services from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost-effective, or offer better performance than our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We face intense competition in the strategic IT consulting and staffing services market.  This competition could adversely affect our business, results of operations and financial condition.

The technical IT consulting and staffing services industry is highly competitive and fragmented and has low barriers to entry.  We, through three of our subsidiaries in the United States, compete for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and temporary personnel agencies.  We believe that the principal competitive factors in obtaining and retaining clients are accurate assessment of clients’ requirements, timely assignment of technical employees with appropriate skills and the price of services.  We believe that the principal competitive factors in attracting qualified technical personnel are compensation, availability, quality and variety of projects and schedule flexibility.  We expect competition to increase and we may not be able to remain competitive.

Some of our existing and potential competitors are larger companies, having substantially greater resources than us, including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us.  We may not be able to differentiate our strategic IT consulting and staffing services from those of our competitors, or offer better performance than our competitors.  Failure to do so could adversely affect our business, financial condition and results of operations.

We may not succeed in increasing our market share in the business and process integration markets with our iBOLT products, or leverage our advantage in the rich internet application, mobile, cloud and SaaS enabled application platform fields, which could adversely affect our business, results of operations and financial condition.

Our iBOLT Integration Suite provides business integration and process management with a particular focus on enterprise business applications.  iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner.  Since we launched iBOLT in 2003, we have continued to develop this product and enhance it, releasing successive versions over the years (the current version is 3.2).  In 2005, we started a line of special editions of iBOLT tailored for specific application packages, and we have released several such special editions, for SAP, Oracle JD Edwards, Salesforce.com, IBM i, HL7, Lotus Notes and Lotus Domino, Microsoft Dynamics CRM and Microsoft Sharepoint.

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

Our future success will be largely dependent on the acceptance of future releases of our core technologies in the areas of application platforms, mobile development and platform as a service, or PaaS, solutions, and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

In 2008, we released a new generation of our eDeveloper application platform, branded uniPaaS.  uniPaaS is compatible with previous versions of eDeveloper, adds cloud-based capabilities including rich internet applications, or RIAs, and mobile, and in the future will include PaaS capabilities.  Our future success will be in great measure dependent on the continued acceptance of uniPaaS.  The continued acceptance of this product relies in part on the continued acceptance and growth of cloud markets including RIAs, mobile and SaaS, for which uniPaaS is particularly useful and advantageous.  We will need to continue to update the uniPaas product and if a new version of such product is not accepted, our business, results of operations and financial condition may be adversely affected.

Our efforts to increase our worldwide presence may not be profitable, which could adversely affect our business, results of operations and financial condition.

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

We compete in a market that is characterized by rapid technological change.  The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services.  Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

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

We are subject to litigation relating to intellectual property infringement.  Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and could harm our business.

From time to time third parties have in the past, and may in the future, assert infringement claims against us or claim that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend any such claims.  In February 2010, a U.S. company filed a lawsuit against us and one of our subsidiaries, claiming an alleged breach by us and the subsidiary of its intellectual property rights in connection with one of our products.  Intellectual property litigation is expensive and any court ruling against us could have a material adverse affect on our financial condition and results of operations.

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

Because we are controlled by Formula Systems (1985) Ltd. and Asseco Poland S.A., investors will not be able to affect the outcome of shareholder votes.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, directly owns 18,560,352, or 51.3%, of our outstanding ordinary shares.  Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 50.2% of the outstanding shares of Formula Systems.  Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law (see Item 6C. “Directors, Senior Management and Employees - Board Practices - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”), Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends.  Similarly, Formula Systems and Asseco will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of outside directors).  Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future.  During 2008, our share price dropped by 32%, while in 2009 and in 2010 it increased by 78% and 170%, respectively.  Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	The public’s response to our press releases, our other public announcements and our filings with the Securities and Exchange Commission and the Israeli Securities Authority;

•	Future sales of our ordinary shares by our directors, officers and significant shareholders;

•	Political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	Other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

•	General trends of the stock markets.

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

Our shares have traded at low volumes in the past and may trade at low volumes in the future for reasons that may be related or unrelated to our performance.  This may result in a lack of liquidity, which could negatively affect the market price for our ordinary shares

We have not established a dividend policy and may not pay cash dividends in the future.

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

Our ordinary shares are traded primarily on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange.  Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market and NIS on the Tel Aviv Stock Exchange), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel).  Consequently, the trading prices of our ordinary shares on these two markets may differ.  Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

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

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn.  This, in turn, could have a material adverse effect on our operations and business.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  Ongoing or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along Israel’s northern borders, or political instability in the region would likely negatively affect business conditions and could significantly harm our results of operations.

Recent popular uprisings in various countries in the Middle East are affecting the political stability of those countries.  Such instability may lead to a deterioration in the political and trade relationships that exist between the State of Israel and these countries.  In addition, such instability may affect the global economy and marketplace as a result of changes in oil and gas prices.  Since our executive offices and research and development facilities are located in the State of Israel, any such events that affect the State of Israel may impact us in unpredictable ways.  If our operations are significantly impacted by such events, our results of operations may be adversely affected.

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

We are incorporated in Israel and some of our directors, executive officers and the Israeli experts named in this annual report reside outside the United States.  Service of process upon them may be difficult to effect within the United States.  Furthermore, most of our assets and the assets of some of our executive officers and some of the experts named in this annual report are located outside the United States.  Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.  For more information regarding the enforceability of civil liabilities against us, our directors and executive officers and the Israeli experts named in this prospectus, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Listing Rules.  We follow Israeli law and practice instead of The NASDAQ Listing Rules regarding the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings.  In addition, we may follow our home country law, instead of the NASDAQ Listing Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20%

or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

We develop, market and support uniPaaS, an application platform for developing and deploying business applications, and iBOLT, a platform for business and process integration.  We also offer IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing services.  The uniPaaS and iBOLT platforms enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  As an IT technology innovator, we have over 25 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications.  Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs.  We also provide maintenance and technical support as well as professional services to our enterprise customers and MSPs.  In addition, we sell our iBOLT technology for business integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications.  We refer to these vendor-centered market sectors as eco-systems.

On January 17, 2010, we purchased the consulting and staffing services business of a U.S.-based IT services company for approximately $13.7 million to be paid over a three year period.  The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.  The business employs approximately 233 persons with offices located in Dallas, Texas in the United States. The acquisition had a positive effect on the growth of our IT professional services revenues in 2010 and we believe that the acquired business will enable us to continue to expand our presence in the U.S. market and leverage our relationships with top tier customers.

On October 31, 2010, we purchased an 88% interest in a consulting and staffing services company and have an option to increase our holdings to 100%.  We paid a cash purchase price of $ 1.6 million. The acquired company provides a comprehensive range of consulting and staffing services for the IT industry in the areas of infrastructure design and delivery, application development, technology planning and implementation services.

On January 1, 2011, we acquired 51% of our South African distributor, Magix Integration (Proprietary) Ltd., with an option to increase our holdings to 75%, for a total investment of up to $2.5 million. Magix Integration (Proprietary) Ltd. specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa.  We believe that this acquisition will contribute to our growth and further strengthen our presence in the region.

In 2010, we continued to work closely with IBM as an Advanced Partner of the IBM Partnerworld for Developer Business Partner program and as a Member Partner of IBM Partnerworld for Software.  IBM has

awarded us with its ServerProven® certification for our uniPaaS and iBOLT products following a rigorous testing and evaluation process.  Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs.  We are also part of IBM’s System i Tools Innovation Program.  As part of our activities with IBM’s customers and business partners, we released a special edition of iBOLT for Oracle JD Edwards, targeted at users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

In November 2010, we signed a global alliance agreement with MicroStrategy® Incorporated (NASDAQ: MSTR), a leading worldwide provider of business intelligence software, enabling us to deliver an integrated business intelligence solution to our uniPaaS and iBOLT customers worldwide.  MicroStrategy Incorporated was positioned in the ‘Leaders’ Quadrant of the “Gartner 2010 Magic Quadrant for Business Intelligence Platforms Report.”

Our capital expenditures for the years ended December 31, 2008, 2009 and 2010, were approximately $0.7 million, $0.6 million and $0.6 million, respectively.  These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

B.	Business Overview

Industry Overview

In recent years the multiplication of enterprise applications has lead to a level of complexity of an enterprise’s information system that is obstructing business progress and evolution, reducing business agility and often resulting in multiple versions of similar data objects, such as customer records.  We believe that one of the main challenges modern enterprises face today is “creating a single view of the truth,” which is the better way to make effective and relevant business decisions.  Business integration is employed to facilitate this.  Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises.  Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly.  Given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions.  We recognized this trend and emerging need when we designed iBOLT.

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

General

Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs.  Our development, deployment and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery and integration of business applications, systems and databases.  Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIAs, cloud computing and SaaS.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. uniPaaS and iBOLT provide ISV’s with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and decreasing time-to-market.

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

With the impending introduction of our cloud-enabled application platform, we expect to strengthen our position as a leading application platform provider opening the path for us to address the top-tier sector of the market.  The increasing adoption of the SaaS delivery and business model within the overall cloud environment requires the use of a new generation of application platforms, which support the relevant functions required for SaaS and cloud deployment.  We are one of the first vendors to offer such a platform.  By leveraging the easy migration of applications between the different versions of our products, our MSPs have the potential to be among the first and most versatile sources of SaaS applications.  Industry analysts as well as several of our major MSPs have recognized this, and we have begun to work with some of them in this context.

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

uniPaaS Application Platform

The uniPaaS application platform was released during 2008 as the next generation of eDeveloper.  uniPaaS was released in recognition of the growing market demand for cloud based offerings including RIAs, mobile applications and SaaS.  It features new functionality and extensions to our application platform, with the objective of enabling the development of RIAs, SaaS, mobile and cloud enabled applications.  SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and operated in dedicated data centers and users subscribe to these centers and use the applications over an internet connection.  This model requires the ability to deliver RIAs.

uniPaaS is a comprehensive RIA platform.  It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

uniPaaS offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local.  Our uniPaaS application platform complies with event driven and service oriented architectural principles.  By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means.  The uniPaaS single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS.  In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and eventually modify these choices as the situation requires.  Furthermore, enterprises can use cloud based uniPaaS applications in a SaaS model and still have their databases in the privacy of their own data centers.  It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases.  In addition, uniPaas is interoperable with .NET and Java technologies.

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

In April 2010, we released version 1.9 of uniPaaS, which includes new RIA deployment capabilities and additional enhancements and improvements.

Our uniPaaS application platform was acknowledged in Gartner’s 2010 Magic Quadrant for Application Infrastructure for Systematic SOA-Style Application Projects and Gartner placed in the Visionaries quadrant.  In its report, Gartner presents uniPaaS as an easy-to-develop platform with substantial support for various nonfunctional requirements built in, and notes that it is emerging as a highly capable cloud-enabled application platform.

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

iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner.  In January 2010, we released iBOLT Version 3.2 and since then we have continued to develop the iBOLT channel and entered into agreements with additional SIs, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers. Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction.  We also offer special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP, JD Edwards or Salesforce.com.  These special editions contain specific features and pricing tailored for these market sectors.  In addition, during 2010, we released special editions for Microsoft Sharepoint.

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

uniPaaS, our metadata driven application platform, is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.  uniPaaS offers our customers - ISVs, SIs and enterprises - the following benefits:

•	Faster Time to Market. uniPaaS eliminates the difficulties and costs of developing distinct client and server paradigms and partitioning.

•
Lower Total Cost of Ownership.  When deployment is required uniPaaS automatically instructs the business logic to the various technical components, saving the need for human intervention or planning and enabling deployment at an unprecedented low cost of ownership.

•	Deployment Flexibility. Unique to the market, uniPaaS gives users the power to choose how they deploy their applications, whether full client or web, on-premise or on-demand, software or SaaS.

•	Scalability and Adaptability. uniPaaS enables application owners to move from full client mode to RIAs, mobile and SaaS and back again as business situations and demands change.

•
Portability.  uniPaaS can be used with most hardware platforms, operating systems and databases.  Applications developed with our technology for one platform can also be deployed on other supported platforms.

•	Database Access and Technology Independence. Our technology can easily move data across platforms and convert the data from one database format to another.

•
Comprehensiveness.  uniPaaS incorporates all aspects of the development and deployment process, which usually requires organizations to buy and integrate multiple and diverse server and client paradigms.

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

•	Comprehensiveness. iBOLT is a comprehensive integration technology stack, guaranteeing powerful and cost-effective integration for any business scenario.

•	Deployment Flexibility. iBOLT has a significant range of built-in certified and optimized adaptors to maximize the integration flexibility and intuitive use.

•	Scalability and Adaptability. iBOLT is used by hundreds of companies of every size in almost every industry sector worldwide and is responsible for tens of millions of transactions daily.

•
Global Experience and Expertise.  iBOLT leverages 25 years of research and development, including applied customer experience and feedback.  uniPaaS stands at the core of the iBOLT integration suite, from studio to its actual deployment.

Special editions of iBOLT with optimized adaptors are available to expand the capabilities of the most commonly used ERP and CRM packages, including SAP Business One, SAP Business All-in-One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i Series, Lotus Notes and Lotus Domino, HL7,Microsoft Dynamics CRM and Microsoft Sharepoint.

Our Strategy

Our goal is to achieve a leadership position in the application platform and business integration markets.  We focus on providing technology, applications and IT consulting and staffing services that enable enterprises to meet their business needs on time and budget.   The key elements of our strategy to achieve this goal are to:

•	Develop and up-sell to our installed base and partner community by leveraging our solutions (uniPaaS, iBOLT and professional services);

•
Utilize connectivity/integration solutions (iBOLT based) in existing ecosystems (SAP, Salesforce.com, JD Edwards, Lotus Notes and Lotus Domino, HL7, Microsoft Dynamics CRM and OEMs) to enlarge our installed base;

•	Strengthen our alliances with SAP, Salesforce.com, Oracle JD Edwards and IBM i;

•	Develop additional alliances with leading application vendors and develop offerings and partner programs for their ecosystems, such as Oracle’s JD Edwards and Salesforce.com;

•	Focus on recruiting OEM partners that will incorporate our iBOLT integration technology into their product offerings;

•	Promote uniPaaS (RIAs, mobile and SaaS platforms) into the mid- and upper-markets of both enterprises and ISVs;

•	Increase the number of software houses and ISVs that use uniPaaS to build their applications;

•	Focus our sales efforts on our core products, uniPaaS and iBOLT; and

•	Focus our efforts on further building a strong partner base of SIs, ISVs, distributors, resellers, OEMs and consulting partners of our core technologies.

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

During 2010, our research and development focused on the following products:

•	uniPaaS: In April 2010, in response to customers’ needs and service requests, we released uniPaaS version 1.9 and subsequent service packs for uniPaaS 1.9.

•
RIA Technology:  We continued to develop our RIA capabilities with an enhanced version of uniPaaS and RIA client module.  We are currently working on developing new RIAs for additional mobile phone platforms such as BlackBerry, Android and iPhone.

•	In January 2010, we released iBOLT 3.2. This release includes enhancements in all iBOLT capabilities, including connectors, stability, monitoring, etc.

•
Hermes software.  We continued to develop the Hermes software solution for air cargo handling.  HERMES Release 4.0 incorporates new and advanced functionality.  During 2010, HERMES Release 4.0 was deployed by additional several customers across the globe, and its deployment to new and existing customers will continue throughout 2011.  We expect to begin development of HERMES Release 5.0 in the second half of 2011, which will focus on a technology platform migration.

Product Services

Professional Services.  We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design.  Consulting services are aimed at both generating additional revenues and ensuring successful implementation of uniPaaS and iBOLT projects through knowledge transfer.  As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners.  We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

We offer an online support system for our MSPs, providing them with the ability to instantaneously enter, confirm and track support requests via the Internet.  This system supports MSPs and end-users worldwide.

As part of this online support, we offer a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, and answers to most common customer queries and known issues that have already been reported.

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

IT Strategic Consulting and Staffing Services

We provide a broad range of consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.  Our wholly-owned subsidiaries, Coretech Consulting Group LLC and Fusion Solutions LLC, and our 88%-owned subsidiary, Xsell Resources Inc., provide IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies.  The technical personnel we provide generally supplement the in-house capabilities of our clients.  Our approach is to make available to our clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas.  We have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates.  Our client list includes major global telecoms, OEM’s and engineering, furnish and installation service companies.  We have built long-term relationships with our clients by providing expert telecom talent.  We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement.  In addition, we configure teams of technical consultants for assigned projects at our clients’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide.  The following table presents our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2008	2009	2010
	(In thousands)
Software sales	$20,913	$17,261	$20,111
Maintenance and technical support	14,530	13,821	14,407
Consulting services	26,537	24,268	54,060
Total revenues	$61,980	$55,350	$88,578

	Year ended December 31,
	2008	2009	2010
	(In thousands)
Israel	$4,760	$3,614	$4,405
Europe	25,359	22,516	21,788
United States.	20,096	18,485	48,888
Japan	10,110	8,895	10,806
Other	1,655	1,840	2,691
Total revenues	$61,980	$55,350	$88,578

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

Among the thousands of customers running their business systems with our technology are the following:

Adecco Nederland, Allstate Life Insurance, Anritsu, Auchan, Bank Leumi, Bank of Cyprus UK, BNP Paribas, BSkyB, Carrefour, CBS Outdoor, CCV, Club Med, Eldan, Electra, Ekro, Euroclear, Factory Master, Finanz Informatik, Franken Brunnen, Fujitsu-ten, Gakken, GGD Amsterdam, Groupe Flo, Hebrew University of Jerusalem, HONDA,  Immobilier, ING Commercial Finance, Industry, Japan Chamber of Commerce, Menzies (John Menzies plc), Nespresso, Nintendo, RDC Datacentrum, Rosenbauer, Staff Development Management Systems (SDMS Ltd), SECOM Techno Service, Symbra, Tecan, Total and Vinci.

Sales, Marketing and Distribution

We market, sell and support our products through our own direct sales force as well as through a global channel-network of ISVs, SIs, value-added distributors and resellers, as well as OEM and consulting partners.  Our own sales force is based in our regional offices in the United States, Japan, the United Kingdom, France, South Africa, Germany, the Netherlands, Hungary, India and Israel, and through local distributors elsewhere, our channel-network is present in about 50 countries worldwide.

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

At December 31, 2010, we had approximately 107 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales.  We maintain an indirect sales channel for iBOLT, through our ecosystem business relationships, as well as via SIs, value added distributors and resellers, OEM partners, as well as consultancies and service providers.  We maintain an indirect sales channel for uniPaaS through ISVs and SIs, who use our application platform to develop and deploy different applications selling them to their end-user customers.  We carry out marketing activities with our indirect channels and increased the number of new channel partners for both uniPaaS and iBOLT during 2010.

Distributors.  In general, we distribute our products through local distributors in those countries where we do not have a sales office.  A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support.  Distributors that are also MSPs are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages.  The distributors also translate our marketing literature and technical documentation.  Distributors must undergo our program of sales and technical training.  Marketing, sales, training, consulting, product and client support are provided by the local distributor.  We are available for backup support for the distributor and for end-users.  In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts.  We have approximately 25 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs.  In general, we resell our products through VARs that extend their capabilities with our offerings.  These include SAP VARs.

Global Marketing Activities.  We carry out a wide range of marketing activities aimed at generating awareness of our solutions offerings.  Among our activities, we focus on online communication on social networks, including corporate blogs, public relations and media coverage, case studies, industry analyst relations, an extensive program of Internet-based webcasts, search engine optimization campaigns, on-line advertising, exhibitions, attendance at trade shows, lead generation campaigns, and end-user and distributor conferences and seminars.  We conduct distributor and user conferences to update our worldwide affiliates and user base on our new product offerings, marketing activities, pricing, good practices, technical information and the like.

In order to foster improved relationships with our channel partners, we periodically sponsor local events and other regional marketing activities.  On our corporate Internet website, we host an online solutions directory, which highlights applications developed and offered by our partners.  Furthermore, in 2009 we introduced an effective partner portal, which includes all updated marketing materials and campaigns we developed and in April 2010, we launched our developers’ network where all developers using our software can exchange ideas, learn best practices and hear recent tips for more effective use of our technology and more.

iBOLT Ecosystems.  The important ecosystem businesses pursued by us to date include:

•
SAP.  During 2004, we entered into a partnership with SAP that focused on providing a special edition of iBOLT as a collaboration platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses.  Our iBOLT Special Edition was accepted by the SAP community, and our company was awarded by SAP the ISV Partner Leadership in Innovation 2005 award, in 2006 we were awarded the SAP Software Solution Partner Quality Excellence Award, and in 2007 we were awarded the SAP global award for SAP Business One Global Solution Partner Award for Leadership in Innovation.  Our iBOLT Special Edition partner program is endorsed by over 230 SAP Business One partners across the globe which have signed a partnership agreement with us and have become a significant new addition to the our partner community.  In the beginning of 2007, we announced a new iBOLT Special Edition for SAP R/3 ERP software and we received SAP’s xAPPS certification. iBOLT is also certified for SAP All-in-One special edition. In addition to the direct economic impact of iBOLT sales, we are experiencing the following benefits that arise from our partnership with SAP: (i) recognition and validation of our technology as a mainstream player in the business integration and composite application development domains; (ii) privileged access to a pre-qualified partner community that can also employ iBOLT in non-SAP related projects; and (iii) revitalization of our partner community, by offering them access to the SAP Partner Program and branding of their existing applications.

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

•
Salesforce.com.  In late 2007, we joined the partners’ program of Salesforce.com and became AppExchange certified.  This enables us to address the Salesforce.com ecosystem and introduce our iBOLT for Salesforce.com to its partners and customers.  Since then, we have participated in Salesforce.com’s regional Success Tours, Tour-de-Force events, as well as launched our iBOLT for Salesforce.com at Dreamforce Europe 2008 in May in London, and participated at Dreamforce U.S. in November 2008, where we released the advanced version of iBOLT for Salesforce.com.  During 2009, we participated in Salesforce.com’s U.S. and EMEA cloud events.  We have signed partnerships and already implemented our solutions with customers in the United Kingdom, the United States, Germany and Israel.  Together with nefos GmbH, we won the integration award at the 2010 Cloudforce event in Munich, Germany.  Cloudforce Munich is one of the largest cloud computing events in Europe.  We and nefos received the award (the only award of the event) for our outstanding achievements in integrating Salesforce.com and SAP in a customer project.

•
Oracle JD Edwards.  Since late 2006 we have been actively marketing iBOLT to users of Oracle’s JD Edwards ERP Systems.  We are Platinum Sponsors of the Quest International Users Group and promote our solutions to users of JD Edwards Enterprise One and JD Edwards World at Oracle Collaborate, Oracle Open World and UKOUG events.   We have recruited more than a dozen partners and continue to win new customer deals related to our JD Edwards business.

Competition

The markets for our uniPaaS and iBOLT technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements.  These markets are therefore highly competitive, and we expect competition to intensify in the future.  The enhancement of the SaaS market increases the competition in these areas, and one of our competitors, even claims to offer a fully automated eDeveloper conversion process, converting eDeveloper based applications to .NET based applications.  We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to other players and to our competitors.

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

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 50.2% controlling interest in our controlling shareholder Formula Systems, an Israeli company (NASDAQ: FORTY).  Formula Systems beneficially owns 51.3% of our outstanding ordinary shares.  Formula Systems is an international IT company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries:

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%

Subsidiary/Affiliate Name	Country of Incorporation	Ownership Percentage
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd	Israel	90.48%
Fusion Solutions, LLC	Delaware	100%
Xsell Resources Inc.	Pennsylvania	88%
Magix Integration (Proprietary) Ltd	South Africa	51%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 39,321 square feet of space that we lease in Or Yehuda, Israel, a suburb of Tel Aviv.  We pay an aggregate annual rent of $0.3 million for the facilities under a lease agreement expiring in December, 2014.  We have an option to terminate the lease agreement upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg; South Africa; and Bracknell, the United Kingdom.  The aggregate annual cost for such facilities was $1,487 in the year ended December 31, 2010.

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

Background

We were incorporated under the laws of Israel in February 1983 and began operations in 1986.  Our ordinary shares were listed on the NASDAQ Global Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 until January 3, 2011, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market.  Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.  We develop market, sell and support an application platform and business and process integration solutions.  We have 16 wholly-owned subsidiaries, incorporated in the United States, Europe, Asia, and Israel.  Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and three of our subsidiaries provide IT consulting and staffing services.

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

On December 23, 2010, we raised approximately $21.4 million before costs ($20.3 million, net of issuance expenses) in a private placement to institutional investors in the United States and abroad.  We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering.  Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.  If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million.

During 2010, we generated cash flows from operations of $14.4 million, compared to $7.5 million in the previous year.  Our cash and cash equivalents, together with our investments, were $46.5 million as of December 31, 2010, compared with $41.9 million as of December 31, 2009.

We believe that our strong cash position, our solid balance sheet and our financing capabilities all provide a key competitive advantage and collectively will enable us to be well positioned to manage our business.

Strategy and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, RIA and cloud computing.  This transition appears to be occurring as we expected.  We believe that our technology will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility.  We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies.  We intend to continue  to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery occurs.  We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

Segments

Historically, we reported our results on the basis of one reportable segment, which was comprised of two reporting units.  During 2010, as a result of a change in our management structure associated with the acquisition of a U.S.-based IT consulting and staffing services business in January 2010, we began to report our results on the basis of two reportable business segments: proprietary software technology and IT professional services, each of which has one reporting unit.  The reporting unit of our IT professional services segment is comprised of our three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., and the reporting unit of our proprietary software technology segment is comprised of all of our other subsidiaries.  Set forth below is segment information for the years ended December 31, 2008, 2009 and 2010.

	Proprietary software products	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2008
Total revenues	$49,087	$12,893	$-	$61,980
Expenses	40,000	11,754	5,959	57,713

Operating income (loss)	$9,087	$1,139	$(5,959)	$4,267

2009
Total revenues	$43,120	$12,230	$-	$55,350
Expenses	36,448	11,048	3,596	51,092

Operating income (loss)	$6,672	$1,182	$(3,596)	$4,258

2010
Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240

Operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies are converted into dollars in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters.”  The majority of our sales are made outside of Israel and a substantial part of them is in dollars.  In addition, a substantial portion of our costs is incurred in dollars.  Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate at the balance sheet date.  Operational accounts and non monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction.  For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date.  Operational accounts have been translated using the average exchange rate prevailing during each year.  The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software, related professional services maintenance and technical support as well as from other IT professional services.  We sell our products primarily through direct sales force and indirectly through distributors.

As required by ASC 985-605, “Software Revenue Recognition,” we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements.  VSOE is based on the price charged when an element is sold separately or renewed.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

We account for our software sales in accordance with ASC 985-605, “Software Revenue Recognition.”  Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.  Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

We generally do not grant a right of return to our customers.  When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services consists of billable hours for services provided, recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement.  When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” on a percentage of completion method based on inputs measures.  Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.  During the years ended December 31, 2008, 2009 and 2010, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed, using the VSOE fair value.  In most cases, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred.  Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed.”

We establish technological feasibility upon completion of a detailed program design or working model.

Capitalized software costs are amortized on a product by product basis, by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years).  We assess the recoverability of this intangible asset on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold.  As of December 31, 2008, 2009 and 2010], no impairment losses have been identified.

Business Combinations

Effective January 1, 2009, we adopted the amended ASC 805, “Business Combinations.”  ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date.  ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred.  Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.  In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of ASC 805, which are recognized in earnings following the adoption date.

Variable Interest Entities

ASC 810, “Consolidation,” provides a framework for identifying variable interest entities, or VIEs, and determining when a registrant should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The assessment of whether an entity is a VIE and the determination of the primary beneficiary requires judgment and involves the use of significant estimates and assumptions.  Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights.  In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective January 1, 2010, we adopted an updated guidance for the consolidation of VIEs.  The new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a VIE, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity.  Determination about whether an enterprise should consolidate a VIE is required to be evaluated continuously as changes to existing relationships or future transactions.  The adoption of this standard did not have a material impact on our financial position or results of operations.

The U.S.-based consulting and staffing services business that we acquired through one of our wholly-owned subsidiaries on January 17, 2010 is considered to be a VIE.  The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive the benefits accruing from the acquired business.

Goodwill

We have recorded goodwill as a result of past acquisitions.  Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

We operate in two operating segments, each of which is comprised of one reporting unit.  Goodwill was allocated to the reporting units at acquisition.  We follow ASC 350, “Intangibles – Goodwill and Other” and perform our goodwill annual impairment test for our two reporting units at December 31 of each year, or more often if indicators of impairment are present.

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

Effective January 1, 2009, as required by ASC 820, “Fair Value Measurements and disclosures,” we apply assumptions that market place participants would consider in determining the fair value of each reporting unit.

In order to determine the fair value of our two reporting units, we implemented an ‘income approach’.  Under the income approach expected future cash flows are discounted to their present value using an appropriate rate of return.  Judgments and assumptions related to future cash flows (projected revenues, operating expenses and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, which are based on our internal assumptions, and believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

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

Since the fair value of our two reporting units exceeded their carrying amount, no impairment losses were recognized in 2008, 2009 and 2010

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.  During the years ended December 31, 2008, 2009 and 2010, no impairment indicators have been identified.

As required by ASC 820, “Fair Value Measurements,” effective January 1, 2009, we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of distribution rights, acquired technology and customer relationships, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.  We recorded an intangible asset attributable to customer relationships that we acquired in connection with the acquisition of a U.S.-based IT consulting and staffing services business in January 2010 and such customer relationships have been amortized since such time on a cash generating basis, over a period of four to 15 years.  Distribution rights and acquired technology are being amortized on a straight line basis over a period of four to 15 years.

Marketable Securities

We account for investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities.”  Our management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.  Our marketable securities consist mainly of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity.  Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

We recognize an impairment charge when a decline in the fair value of an investment that falls below its cost basis is determined to be other-than-temporary.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB Topic 5M, “Other Than Temporary Impairment of Certain Investments in Equity Securities,” are charged to earnings (based on the entire difference between fair value and amortized cost).  Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the company to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

For declines in value of debt securities, effective January 1, 2009, we apply an amendment to ASC 320.  Under the amended impairment model, an other-than-temporary impairment (OTTI) loss is deemed to exist and recognized in earnings if management intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis.

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

During 2008, we recorded a $131,000 other-than-temporary impairment of marketable securities.  We did not record any impairment of marketable securities in 2009 and 2010.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation.”  ASC 718 requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model.  The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of operation.  We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.  To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model.  The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility.  The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.  The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options.  Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods.  The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options.  Although we paid a cash dividend in January 2010, we have no foreseeable plans to pay dividends and therefore we use an expected dividend yield of zero in the option pricing model.  The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding.  Estimated forfeitures are based on actual historical pre-vesting forfeitures.  For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies.”

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

Fair Value Measurements

We account for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures.”  Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability.  As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities foreign currency forward contracts and contingent consideration (See Note 5 to the consolidated financial statements).

The carrying amounts reported in the balance sheet for cash and cash equivalents, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Accounting for income tax

We account for income taxes in accordance with ASC 740, “Income Taxes.”  ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.  We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.  Deferred tax assets are classified as current or non-current according to the expected reversal dates.

Effective as of January 1, 2007, we utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740.  Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes.  The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities.  We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes.  The total amount of gross unrecognized tax benefits (taxes on income) for the years ended December 31, 2008, 2009 and 2010 were $16,000, $(217,000) and $874,000, respectively.

Significant Revenues and Expenses

Revenues.  Revenues are derived from sales of software licenses, related professional services, maintenance and technical support and other IT professional services.  Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; high fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

Cost of Revenues.  Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized software.  Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs.  Cost of revenues is affected by changes in the mix of revenues sold; price competition; sales discounts; currency fluctuation; and increases in labor costs.  Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2008	2009	2010
	(U.S. dollars in thousands)
Gross research and development costs	$4,927	$4,438	$5,667
Less capitalized software development costs	(2,577)	(3,128)	(3,595)
Research and development expenses, net	$2,350	$1,310	$2,072

Selling and Marketing Expenses.  Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing programs, website related expenses, public relations, promotional materials, travel expenses and trade show exhibit expenses.

General and Administrative Expenses.  General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, and other general corporate expenses.

Financial income (expenses), net.  Net financial income (expenses) consists primarily of interest earned on cash equivalents and marketable securities, interest paid on loans received and currency translation adjustments.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2008	2009	2010
Revenues:
Software	33.7%	31.2%	22.7%
Maintenance and technical support	23.5	25.0	16.3
Consulting services	42.8	43.8	61.0
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	7.9	9.7	6.0
Maintenance and technical support	3.7	4.0	2.3
Consulting services	32.2	33.8	49.7
Total cost of revenues	43.8	47.5	58.0
Gross profit	56.2	52.5	42.0
Operating costs and expenses:
Research and development, net	3.8	2.4	2.3
Selling and marketing,	28.0	27.7	19.8
General and administrative	17.5	14.8	9.2
Other income, net	-	3.6	-
Total operating expenses, net	49.3	41.3	31.3
Operating income	6.9	11.2	10.7
Financial income (expenses), net	0.7	0.4	(0.3)
Other income, net	-	0.1	0.2
Income before taxes on income	7.6	11.7	10.6
Tax benefit (taxes on income)	(0.3)	(0.6)	-
Net income attributable to Magic’s shareholders	7.3	11.1	10.6

Year Ended December 31, 2010 Compared With Year Ended December 31, 2009

Revenues.  Revenues in 2010 increased by 60% from $55.4 million in 2009 to $88.6 million in 2010. Revenues from proprietary software products increased by 7% from $43.1 million in 2009 to $46.3 million in 2010, as a result of increased sales of licenses due to the recovery from the global economic downturn in Japan, the United States and United Kingdom.  Revenues from IT professional services increased by 246% from $12.2 million in 2009 to $42.3 million in 2010, primarily as a result of the acquisition of a U.S.-based IT professional services business on January 17, 2010.

Revenues from sales of licenses increased by 13% from $14.7 million in 2009 to $16.6 million in 2010.  Revenues from sales of applications increased by 35% from $2.6 million in 2009 to $3.5 million in 2010.  The increase in license and applications sales was primarily due to the recovery from the global economic downturn in Japan, the United States and United Kingdom.  Revenues from maintenance and technical support increased by 4.3% from $13.8 million in 2009 to $14.4 million in 2010, primarily as a result of the increase in licenses revenues.  Revenues from IT consulting services increased by 123% from $24.3 million in 2009 to $54.1 million in 2010, primarily as a result of the acquisition of a U.S.-based IT professional services business on January 17, 2010.

The following table presents our revenues by geographical market for the years ended December 31, 2009 and 2010:

	Year ended December 31,
	2009	2010
	(In thousands)
Israel	$3,614	$4,405
Europe	22,516	21,788
United States	18,485	48,888
Japan	8,895	10,806
Other	1,840	2,691
Total revenues	$55,350	$88,578

Cost of Revenues.  Cost of revenues increased by 95% from $26.3 million in 2009 to $51.4 million in 2010.  Cost of revenues for licenses decreased by 10% from $4.1 million in 2009 to $3.7 million in 2010, primarily due to a decrease in the amortization of capitalized software expenses in 2010 due to the full amortization of older releases prior to the 2010 period, which decrease was offset by the amortization of new releases.  Cost of revenues for applications increased by 23% from $1.3 million in 2009 to $1.6 million in 2010, mainly due to the increase in application revenues.  Cost of revenues for maintenance and technical support decreased by 5% from $2.2 million in 2009, to $2.1 million in 2010.  Cost of revenues for IT consulting services increased by136% from $18.7 million in 2009 to $44.1 million in 2010, as a result of the acquisition of a U.S.-based IT professional services business on January 17, 2010.  Cost of revenues for each of  the years ended December 31, 2009 and 2010 includes $2,000 of stock-based compensation recorded under ASC 718.

Gross Profit.  Gross profit in 2010 was 42% compared to gross profit of 52.5% in 2009.  The decrease in gross profit was mainly due to the change in the ratio of our revenues primarily as a result of the increase  in IT consulting services revenues, which have lower margins than our revenues from licenses and maintenance and technical support.

Research and Development Expenses, Net.  Gross research and development costs increased by 30% from $4.4 million in 2009 to $5.7 million in 2010.  Net research and development expenses increased by 62% from $1.3 million in 2009 to $2.1 million in 2010.  In 2010, we capitalized $3.6 million of software development costs compared to $3.1 million in 2009.  The increase in gross research and development costs and capitalization costs is due to increased research and development activity in 2010.  The increase in gross research and development costs in 2010 was also due to the depreciation of the U.S. dollar against the NIS, which increased the U.S. dollar value of our NIS denominated costs.  Net research and development costs as a percentage of revenues was 2.3% in 2010 compared to 2.4% in 2009.  Research and development expenses for the years ended December 31, 2009 and 2010 include $26,000 and $61,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses.  Selling and marketing expenses increased by 14% from $15.3 million in 2009 to $17.5 million in 2010.  The increase in selling and marketing expenses is primarily due to the acquisition of a U.S.- based IT professional services business on January 17, 2010 as well as from increased worldwide selling and marketing activities and increased bonuses and commissions to our sales personal as a result of increased sales. Selling and marketing expenses as a percentage of revenues was 20% in 2010 as compared to 28% in 2009. Selling and marketing expenses for the years ended December 31, 2009 and 2010 include $32,000 and $75,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses.  General and administrative expenses remained constant at $8.2 million both in 2009 and 2010.  General and administrative expenses for the years ended December 31, 2009 and 2010 include $70,000 and $162,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net.  We recorded other income, net of $2.0 million in 2009 compared to $0.2 million in 2010.  Other income, net in 2009 is attributable to the capital gain that we recorded from the sale of our Israel-based headquarters’ office building in December 2009 in consideration of $5.2 million, of which $4.9 million was received in December 2009 and the remaining $0.3 million was received in 2010 following the receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  Other income, net in 2009 is also attributable to the capital gain that we recorded from the sale of our Hungarian office building facility in June 2009 for total consideration of $0.5 million.  Other income in 2010 is attributable to proceeds from the sale of the assets of CarPro Systems Ltd. in December 2006.

Financial Income (Expenses), Net.  We had financial expenses, net of $0.2 million in 2010 compared to financial income, net of $0.2 million in 2009.  Our financial income, net in 2009 consists of interest income on deposits and marketable securities. Our financial expenses, net in 2010 was primarily due to the depreciation of the Euro against the U.S. dollar, which adversely affected the U.S. dollar value of Euro denominated assets, including cash and accounts receivable.

Tax Benefit (Taxes on Income).  We recorded taxes on income of $0.3 million in 2009 compared to a tax benefit of $0.1 million in 2010.  Taxes on income are primarily attributable to taxes incurred in Europe and the United States.  The tax benefit in 2010 was derived from an increase in a deferred income tax asset recorded with respect to carryforward tax losses in Israel, reversing a previous valuation allowance on a deferred income tax asset.

Net Income.  We recorded net income of $9.4 million in 2010 compared to net income of $6.2 million in 2009.  The increase in net income in 2010 is attributable to the increase in our operations, mainly in the Japanese and U.S. markets, as well as to the revenues generated from the U.S.-based IT professional services business that we acquired in January 2010.  Our net income in 2009 benefited from approximately $2.2 million capital gains that we record as a result of the sale of our Hungarian facility in June 2009 and our Israel-based headquarters’ office building in December 2009.

Year Ended December 31, 2009 Compared With Year Ended December 31, 2008

Revenues.  Revenues in 2009 decreased by 11% from $62.0 million in 2008 to $55.4 million in 2009.  Revenues from proprietary software products decreased by 12% from $49.1 million in 2008 to $43.1 million in 2009, as a result of the economic downturn during 2009, which led to a significant reduction in ongoing orders for our products, particularly in the Japanese and European markets.  Revenues from IT professional services revenues decreased by 5% from $12.9 million in 2008 to $12.2 million in 2009.  License revenues decreased by 18% from $17.9 million in 2008 to $14.7 million in 2009, primarily attributable to the generally lower demand for our products caused by the global economic downturn.  As a result of this economic downturn during 2009, we experienced a significant reduction in ongoing orders for our products, particularly in the Japanese and European markets.  Revenues from sales of applications decreased by 13% from $3.0 million in 2008 to $2.6 million in 2009, primarily due to a reduction in orders in the Japanese market and exchange rate differences attributed to the depreciation of the British Pound against the U.S. dollar, which adversely affected the U.S. dollar value of our British Pound denominated revenues from sales of applications.  Revenues from maintenance and technical support decreased by 5% from $14.5 million in 2008 to $13.8 million in 2009, primarily as a result of the depreciation of the Euro and British Pound against the U.S. dollar, which adversely affected the U.S. dollar value of our Euro and British Pound denominated revenues from maintenance and technical support.  Revenues from consulting and other services decreased by 9% from $26.6 million in 2008 to $24.3 million in 2009, primarily as a result of the advancement of a number of customers’ projects to production stage, consequently reducing the technology consulting needs of these customers, and the lower demand caused by the global economic downturn.

The following table presents our revenues by geographical market for the years ended December 31, 2008 and 2009:

	Year ended December 31,
	2008	2009
	(In thousands)
Israel	$4,760	$3,614
Europe	25,359	22,516
United States	20,096	18,485
Japan	10,110	8,895
Other	1,655	1,840
Total revenues	$61,980	$55,350

Cost of Revenues.  Cost of revenues decreased by 3% from $27.1 million in 2008 to $26.3 million in 2009.  Cost of revenues for licenses increased by 28% from $3.2 million in 2008 to $4.1 million in 2009, primarily due to an increase in amortization of capitalized software development expenses from $2.4 million in 2008 to $3.7 million in 2009.  Cost of revenues for applications decreased by 24% from $1.7 million in 2008 to $1.3 million in 2009, due to the decrease in application revenues and increased margins on sales of applications.  Cost of revenues for maintenance and technical support were $2.2 in 2009, the same as in 2008.  Cost of revenues for consulting and other services decreased by 7% from $20.0 million in 2008 to $18.7 million in 2009, consistent with the decrease in consulting and other services revenues.  Cost of revenues for the years ended December 31, 2008 and 2009 includes $20,000 and $2,000, respectively, of stock-based compensation recorded under ASC 718.

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

Other Income, Net.  We recorded other income of $2.0 million in 2009, which is mainly attributable to the sale of our Israel-based headquarters’ office building in December 2009 in consideration of $5.2 million, of which $4.9 million was received in December 2009 and the remaining $0.3 million was received in 2010 following the receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We did not record other income in 2008.

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

Net Income (Loss).  We recorded net income of $4.5 million from continued operations in 2008 compared to net income of $6.2 million from continued operations in 2009.  The increase in net income in 2009 is mainly attributable to the capital gain of approximately $2 million that we recorded from the sale of our Israel-based headquarters’ office building as well as expense control initiatives implemented by management in 2009.

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

Because exchange rates between the NIS, Euro, Japanese Yen and the British pound and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results.  We cannot assure you that in the future our results of operations may not be materially adversely affected by currency fluctuations.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the U.S. dollar against the most important currencies for our business, the NIS, Euro, Japanese yen, the British pound; and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2006	2007	2008	2009	2010
New Israeli Shekel	2.0%	9.9%	1.2%	0.7%	6.4%
Euro	4.2%	11.7%	(5.3)%	3.5%	(7.4)%
Japanese Yen	(7.6)%	6.2%	23.1%	(1.4)%	13.4%
British Pound	6.4%	2.2%	(27.2)%	10.9%	(4.4)%
Israeli Consumer Price Index	(0.1)%	3.4%	3.8%	4.0%	2.6%

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

Corporate Tax Rate

Israeli companies are subject to corporate tax at the rate of 25% in the 2010 tax year.  In accordance with a recent amendment to the Income Tax Ordinance (Amendment No. 171 dated July 23, 2009), the corporate tax rate declined to 24% in 2011 and is scheduled to further decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, the effective tax rate payable by a company that derives income from an “approved enterprise” (as further discussed below), may be considerably less.

Eight investment programs at our facility in Or Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and we are, therefore, eligible for certain tax benefits.  Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company).  However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries.

On April 1, 2005, an amendment to the Investment Law, or the Amendment, came into effect that has significantly changed the provisions of the Investment Law.  The Amendment limits the scope of enterprises which are eligible to receive tax benefits, such as generally requiring that at least 25% of the enterprise’s income will be derived from export.  Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.  Such an enterprise is a Privileged Enterprise, rather than the previous terminology of Approved Enterprise.  The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement,” which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

However, the amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the Amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval.  Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the Amendment.  As a result of the Amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income.  As of December 31, 2010, we did not generate income under the provision of the Amendment.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which, among other things, amends the Investment Law, effective as of January 1, 2011.  According to the new legislation, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of a Privileged Enterprise.  We may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

As of December 31, 2010, our net operating loss carry-forwards for Israeli tax purposes was approximately $35.1 million.  Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income.  As of December 31, 2010, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $6.6 million, which may be offset against future taxable income for 15 to 20 years, respectively.

We have received final tax assessments through the year 2005 from the Israeli tax authorities.

Recently Issued Accounting Standards

In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25.  The amendments modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method.  Additionally, the amendments eliminate the residual method for allocating arrangement considerations.  The amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates.  In addition, the guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements.  ASC 605-25 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted.  We have not early adopted the guidance.  We do not believe that the adoption of the new guidance will have material impact on our consolidated financial statements.

In January 2010, the FASB updated the “Fair Value Measurements Disclosures” codified in FASB ASC 820. More specifically, the update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. to present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). The update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued Accounting Standard Update, or ASU, 2010-09 - amendments to certain recognition and disclosure requirements of “Subsequent Events” codified in ASC 855. The update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." ASU 2010-09 still requires our company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on our consolidated financial statements.

In December 2010, the FASB Emerging Issues Task Force issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, “Business Combinations.”  ASU 2010-29 responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. We have determined not to early adopt the new guidance.

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

In December 2009, we sold our Israel-based headquarters’ office building in consideration of $5.2 million, of which $4.9 million was received in December 2009 and the remaining $0.3 million was received in 2010 following the receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.  We recorded a capital gain of $2.0 million as a result of the transaction in 2009.

On January 17, 2010, we purchased a consulting and staffing services business of a U.S.-based IT services company for approximately $13.7 million to be paid over a three year period, of which $8.6 million was paid in 2010, $1.9 million was paid in 2011 and the remainder will be paid in 2012 and 2013.  The acquisition had a positive effect on the growth of our IT professional services revenues in 2010.

On October 31, 2010, we purchased an 88% interest in a consulting and staffing services company, and have an option to increase our holdings to 100%. We paid a cash purchase price of $1.6 million. The acquired company provides a comprehensive range of consulting and staffing services for IT industry in the areas of infrastructure design and delivery, application development, technology planning and implementation services.

In order to strengthen our presence in Southern Africa, on January 1, 2011, we acquired 51% of our South African distributor, Magix Integration (Proprietary) Ltd., with an option to increase out holdings to 75%, for a total investment of up to $2.5 million. Magix Integration (Proprietary) Ltd. specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa.

On December 23, 2010, we raised approximately $21.4 million before costs ($20.3 million net of issuance expenses) in a private placement to institutional investors in the United States and abroad.  We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering.  Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.  If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million.

As of December 31, 2010, we had approximately $46.5 million in cash and cash equivalents and working capital of approximately $48.8 million, compared to approximately $41.9 million in cash and cash equivalents and working capital of approximately $28.0 million at December 31, 2009.

As of December 31, 2010, our total debt was approximately $11,000 compared to approximately $53,000 as of December 31, 2009, comprised solely of long-term loans (including current maturities).

In December 2009, we announced that our board of directors had declared a cash dividend of $0.50 per share and the payment of the dividend in the aggregate amount of approximately $16.0 million was made on January 25, 2010.

We do not currently have significant capital spending or purchase commitments; however we anticipate a moderate increase in capital expenditures and lease commitments during 2011 consistent with the anticipated growth in our operations, infrastructure and personnel.  We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months.  We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

We invested the proceeds from our December 2010 private placement in short-term deposit accounts that bear annual interest of 1%-2%. We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding A.  Our fixed income and publicly traded equity securities are classified as either Level 1 or Level 2 investments, as measured under ASC 820, “Fair Value Measurements and Disclosures,” as these vendors either provide a quoted market price in an active market or use observable inputs.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2008	2009	2010
	(U.S. dollars in thousands)
Net income from continuing operations	$4,508	$6,176	$9,375
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities from continuing operations:	3,186	1,358	5,022
Net cash provided by operating activities from continuing operations	7,694	7,534	14,397
Net cash used in operating activities from discontinued operations	(21)	-	-
Net cash provided by operating activities	7,673	7,534	14,397
Net cash provided by (used in) investing activities	11,266	(10,376)	(391)
Net cash provided by (used in) financing activities	(3,371)	(62)	4,915
Effect of exchange rate changes on cash and cash equivalents	(458)	(55)	390
Increase (decrease) in cash and cash equivalents from continuing operation	15,131	(2,959)	19,311

Net cash provided by operating activities was $14.4 million for the year ended December 31, 2010, compared to $7.5 million and $7.7 million for the year ended December 31, 2009 and 2008, respectively.  Net cash provided by operations in 2010 consists primarily of our ongoing operations activity and of net income adjusted for non-cash activity, including depreciation and amortization of our capitalized research and development assets and customer relations and an increase in accrued expenses and other accounts payable, offset by an increase in deferred income taxes assets.  Net cash provided by operations in 2009 consists primarily of our ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of our capitalized research and development assets and a decrease in trade receivables, which was offset by gain on sale of property and equipment, a decrease in accrued expenses and other accounts payable and an increase in deferred income taxes.  Net cash provided by operations in 2008 consists primarily of our ongoing operations activity and of net income adjusted for non cash activity, including depreciation and amortization of our capitalized research and development assets and an increase in accrued expenses and other accounts payable.

Net cash used in investing activities was approximately $0.4 million for the year ended December 31, 2010, compared to net cash used in investing activities of approximately $10.4 million for the year ended December 31, 2009 and net cash provided by investing activities of approximately $11.3 million for the year ended December 31,

2008.  Net cash used in investing activities in 2010 is primarily attributable to $10.2 million used for the acquisition of two U.S.-based IT services businesses, $3.6 million of capitalized software development costs, $1.2 million prepayment on investment, $0.6 million for investment in property and $0.4 million for investment in marketable securities, which was offset by $13.8 million net proceeds from short-term and long-term deposits, $1.2 million proceeds from sale and maturity of marketable securities and $0.4 million proceeds from the sale of property and equipment.  Net cash used in investing activities in 2009 is primarily attributable to $12.0 million net investments in short-term and long-term deposits, $3.1 million capitalized software development costs and $1.6 million investment in marketable securities, which was offset by $4.9 million proceeds received from the sale of our Israel-based headquarters’ office building in December 2009.  Net cash provided by investing activities in 2008 is primarily attributable to $15.3 million net proceeds received from the sale of our wholly-owned AAOD subsidiary, as well as $150,000 proceeds from the sale of Nextstep, offset by $2.6 million capitalized software development costs, $0.7 million for the purchase of property and equipment and $1.3 million investment in marketable securities and short term bank deposits.

Net cash provided by financing activities was approximately $4.9 million for the year ended December 31, 2010, primarily attributable to $20.3 million net proceeds from a private placement of our ordinary shares that we completed in December 2010, which was offset by a $16.0 million aggregate dividend paid in January 2010.  Net cash used in financing activities was approximately $0.1 million and $3.4 million for the years ended December 31, 2009 and 2008, respectively, primarily attributable to the repayment of short-term loans.

C.	Research and Development, Patents and Licenses

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs.  We periodically release enhancements and upgrades to our core products.  In the years ended December 31, 2008, 2009 and 2010, we invested $4.9 million, $4.4 million and $5.7 million in research and development, respectively.  Research and development activities take place in our facilities in Israel, India and Japan.

As of December 31, 2010, we employed 96 employees in research and development activities, of which 40 persons were located in Israel, 51 persons in India and five persons in Japan.  Our product development team includes technical writers who prepare user documentation for our products.  In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development.”

D.	Trend Information

In 2010, we experienced growth in our revenues and profitability as market conditions improved mainly in the U.S. and Japanese markets, and our principal products received wider market acceptance.  With our most recent acquisitions, we expect this trend to continue into 2011.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2010 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$2,735,000	$1,437,000	$1,143,000	$155,000
Liabilities due to acquisition activities	5,106,000	1,906,000	3,200,000
Severance payments, net*	211,000	-	-	-
Uncertainties in income taxes (ASC 740)	1,253,000	-	-	-
Long term loan	11,000	9,000	2,000	-
Total contractual obligations	$9,316,000	$3,352,000	$4,345,000	$155,000

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	43	Acting Chief Executive Officer and Director
Asaf Berenstin	33	Acting Chief Financial Officer
Itiel Efrat (1)	47	Outside Director
Elan Penn (1)(2)	60	Outside Director
Naamit Salomon	46	Director
Yehezkel Zeira (1)	67	Director

(1)  Member of our Audit Committee
(2)  Member of our Investment Committee

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were elected at our 2010 annual general meeting of shareholders for a one year period, to serve as directors until our 2011 annual general meeting of shareholders.  Messrs. Itiel Efrat and Elan Penn will serve as our outside directors pursuant to the provisions of the Israeli Companies Law for three-year terms until December 28, 2012 and December 29, 2011, respectively.

On April 26, 2010, Mr. Guy Bernstein was appointed as our acting chief executive officer and Mr. Asaf Berenstin was appointed as our acting chief financial officer.  The fathers of Guy Bernstein and Asaf Berenstin are brothers.  Other than such relationship, there are no family relationships among our directors and senior executives.

Guy Bernstein has served as our acting chief executive officer since April 2010 and has served as a director of our company since January 2007.  Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010.  Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008.  From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder.  Mr. Bernstein also serves as a director of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of

Matrix IT Ltd., both of which are subsidiaries of Formula Systems.  From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004.  Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer.  Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997.  Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Asaf Berenstin has served as our acting chief financial officer since April 2010.  Prior to that and from August 2008, Mr. Berenstin served as our corporate controller.  Prior to joining our company and from July 2007, Mr. Berenstin served as assistant controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT).  From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper.  Mr. Berenstin holds a B.A degree in accounting and economics and M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

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

Yehezkel Zeira has served as a director of our company since December 2005 and is a member of our audit committee.  Mr. Zeira has served as an independent IT consultant since 2001.  From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982.  Mr. Zeira is also a lecturer at Ben Gurion University Faculty of Engineering.  Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

The following table lists our other key employees:

Name	Age	Position
Amit Ben-Zvi	44	Vice President, International Sales and Chief Executive Officer of Hermes Logistics Technologies Limited
Amit Birk	40	Vice President, Mergers and Acquisitions and General Counsel and Corporate Secretary
Eyal Pfeifel	42	Chief Technology Officer
Oded Lavee	42	Vice President Research and Development
Regev Yativ	42	President and Chief Executive Officer Magic Software Enterprises Inc.
Tania Amar	44	Vice President, Global Marketing
Udi Ertel	51	Vice President, Sales and Distribution

Amit Ben-Zvi has served as our vice president, international sales and chief executive officer of our subsidiary, Hermes Logistics Technologies Limited, since October 2007.  Prior to that and from September 2005, Mr. Ben-Zvi served as the vice president marketing and manager of our iBOLT division.  From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products.  Prior to that and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel.  From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer of Top Imaging Systems Ltd., a publicly traded company.  Mr. Ben-Zvi holds a B.A. degree in accounting and L.L.B. degree, both from Tel-Aviv University.

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

Eyal Pfeifel has served as our chief technology officer since October 2009.  From February 2007 to July 2009, Mr. Pfeifel served as the chief technology officer of Ai Research and Technology.  Mr. Pfeifel previously worked with our company, as marketing general manager our Japanese branch from 1998 to 2000 and as product manager at our headquarters from 1993 to 1998.  Mr. Pfeifel has also served in a range of other senior positions, including vice president for product management at Artificial Intelligence, director of product marketing for Babylon and director of business development for M-Systems

Oded Lavee has served as our vice president, research and development since June 2008.  Mr. Lavee is responsible for our research and development and quality control in three locations, Israel, India and Japan.  Mr. Lavee has more than 20 years experience in development tools, applications and integration projects.  Prior to his current position and from April 2003, Mr. Lavee served as headquarters representative and senior consultant at our Japanese branch.  Mr. Lavee has extensive knowledge of the Japanese market including language and cultural skills.  Mr. Lavee has also held executive roles including head of development and co-founder in a range of hi-technology companies in Israel.  Mr. Lavee holds a BA degree in computer science and East Asian studies from Tel Aviv University.

Regev Yativ has served as the president and chief executive officer of our subsidiary Magic Software Enterprises Inc. since January 2008.  Prior to that and from October 2006, Mr. Yativ served as our vice president international sales and was responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the Asia Pacific region, Latin America and South Africa.  From September 2002 until June 2006, Mr. Yativ served as our vice president and managing director of Europe, Middle East and Africa, based at our Netherlands office.  From 2001 to 2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in software and eBusiness platforms and managed its branches across Europe.  From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe.  Mr. Yativ holds a B.A. degree in linguistics and Middle East science from Tel Aviv University.

Tania Amar has served as our vice president, global marketing since October 2010. Ms. Amar has 20 years of global marketing experience.  Prior to joining our company and from January 2009, Ms. Amar served as vice president, marketing and business development at Jerusalem Venture Partners.  From 2003 to 2008, Ms. Amar served as director of global marketing for NICE Systems (Nasdaq: NICE).  From 1998 to 2003, Ms. Amar served as corporate public relations director for Comverse Network Systems (Nasdaq: CMVT).  Ms. Amar holds a BA degree in Economics and an MBA in economics and finance, both from the University of Paris-Dauphine.

Udi Ertel has served as our vice president, sales and distribution since January 2011.  Mr. Ertel is responsible for our sales and business activities in South Africa, Hungary and distribution in the Asia Pacific region, East Europe and the Mediterranean basin.  Mr. Ertel joined our company in 2004, initially serving as the chief executive office of our Israeli subsidiary, Magic Software Enterprises (Israel) Ltd., and from January 2009 as our vice president, global services and operations.  Before joining our company, Mr. Ertel served for nine years as the chief executive officer of Complot (83) Ltd.  Mr. Ertel holds a BSc degree in computer science and mathematics and completed his studies towards an MBA degree (without thesis), both from Tel Aviv University in Israel.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2010.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (8 persons)	$337,000	$73,000

During the year ended December 31, 2010, we paid to each of our outside and independent directors an annual fee of approximately $11,000 and a per-meeting attendance fee of approximately $470.  Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law.  The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2010, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 463,802 ordinary shares, at exercise prices ranging from $0 to $4.02 per share.  Of such options, options to purchase 62,500 ordinary shares expire in 2011, options to purchase 133,302 ordinary shares expire in 2013, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 10,000 ordinary shares expire in 2019 and options to purchase 238,000 ordinary shares expire in 2020.  All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan.  See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Election of Directors

Our articles of association provide for a board of directors consisting of no less than three and no more than 11 members or such other number as may be determined from time to time at a general meeting of shareholders.  Our board of directors is currently composed of five directors.

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

In general, outside directors serve for a three-year term and may be reelected to one additional three-year term.  However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Select Market, may appoint an outside director for additional terms of not more than three years subject to certain conditions.  Such conditions include the determination by the audit committee and board of directors, that in view of the director’s professional expertise and special contribution to the company’s board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company.

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

As a controlled company, within the meaning of NASDAQ Listing Rule 5615(c)(1), we are exempt from the NASDAQ Listing Rules requirement that a majority of a company’s board of directors qualify as independent directors, within the meaning of the NASDAQ Listing Rules.  See Item 16G. “Corporate Governance.”

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

Pursuant to the Israeli Companies Law, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law.  Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the Securities and Exchange Commission are deemed to comply with the independence requirements of the Israeli Companies Law.  We have not included such a provision in our articles of association.

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

Our audit committee also serves as our Financial Statement Review Committee, as defined in regulations promulgated under the Israeli Companies Law recently enacted and applicable to the review process of financial statements commencing from the 2010 year-end financial statements.

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

Investment Committee.  Our board of directors has established an investment committee, which administers our investments.  Mr. Penn, an outside director, and Ms. Dafna Cohen, a board member of our parent company Formula Systems, are the current members of our investment committee.  Our investment committee meets approximately once each quarter.

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

Recent Amendment to the Israeli Companies Law

In March 2011, the Israeli Parliament adopted Amendment No. 16 to the Israeli Companies Law, or Amendment No. 16, which implements a comprehensive reform in corporate governance in Israel.  Most of the provisions of Amendment No. 16 will become effective 60 days after its official publication in the Israeli Official Gazette.  A summary of the principal changes introduced by Amendment No. 16 is set forth below:

•
A higher shareholder approval threshold was adopted to permit a chief executive officer to also serve as chairman of the board and vice versa, and a prohibition was adopted on the chairman’s ability to serve the company in any capacity other than as the chief executive officer;

•
The majority of the members of the audit committee is now required to be “independent” (as such term is defined under the Israeli Companies Law); the chairman of the audit committee is required to be an outside director, and the following are disqualified from serving as members of the audit committee: the chairman, any director employed by the company or by its controlling shareholder or by an entity controlled by the controlling shareholder, a director who regularly provides services to the company or to its controlling shareholder or to an entity controlled by the controlling shareholder, and any director who derives most of its income from the controlling shareholder;

•
The functions to be performed by the audit committee were expanded to include, among others the following: determination whether certain related party actions and transactions are “material” or “extraordinary” in connection with their approval procedures, to assess the scope of work and compensation of the company’s independent accountant, to assess the company’s internal audit system and the performance of its internal auditor and to set whistle blower procedures (including protections afforded to whistle blowers);

•
The threshold to elect outside directors was increased, such that the election of outside directors now requires a majority vote at a shareholders’ meeting, provided that either: at least a majority (previously, one-third) of the shares of non-controlling shareholders voted at the meeting on the matter vote in favor of the election of the outsider director, or the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed 2% (previously, 1%) of the voting rights in the company;

•
The independence requirements of outside directors were enhanced such that an individual may not be appointed as an outside director in a company that does not have a controlling shareholder, in the event that he has affiliation, at the time of his appointment, to the chairman, chief executive officer, a 5% shareholder or the chief financial officer; in addition, an individual may not be appointed as an outside director if his relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with which the outside director himself may not be affiliated in order to qualify as an outside director;

•
Outside directors may be re-elected following the initial term for an additional term by means of one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint outside directors for their initial term (which was the only available way to re-elect external directors prior to the adoption of Amendment No. 16), or (ii) a shareholder holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of any controlling shareholder and those who have a personal interest in the matter as a result of their relationship with any controlling shareholder, provided that, the aggregate votes cast by shareholders who are not controlling shareholders and do not have a personal interest in the matter as a result of their relationship with the controlling shareholders in favor of the nominee constitute more than 2% of the voting rights in the company;

•	The terms of employment of an officer now require the approval of the audit committee as well as the board of directors;

•
The threshold to approve extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest was increased, such that: (i) at least a majority (previously one-third) of the votes cast by shareholders who have no personal interest in the transaction and who vote on the matter are voted in favor of the transaction, or (ii) the votes cast by shareholders who have no personal interest in the transaction voted against the transaction do not represent more than 2% (previously 1%) of the voting rights in the company; in addition, any such extraordinary transaction whose term is more than three years, require approval as described above every three years, unless (with respect to transactions not involving management fees) the audit committee approves that a longer term is reasonable under the circumstances;

•
With respect to full tender offers (tender offers for the acquisition of all outstanding shares in a company), the time-frame for a shareholder to a request appraisal rights with respect to the tender offer was extended from three to six months following the consummation of a tender, but it is now permitted for the acquirer to elect that any shareholder tendering his shares will not be entitled to appraisal rights.

As of the filing date of this annual report on Form 20-F, the official text of Amendment No. 16 was not published in the Israeli Official Gazette.  Consequently, there can be no assurance that the official text of Amendment No. 16 will conform to the above description, which was derived from unofficial sources.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31:

	Year ended December 31,
	2008	2009	2010
Israel	102	111	106
Asia	112	112	99
North America	128	100	394
Europe	80	74	79
Total	422	397	678

The following table presents the number of our employees categorized by activity as of December 31:

	Year ended December 31,
	2008	2009	2010
Technical support and consulting	177	158	410
Research and development	96	97	96
Marketing and sales	89	84	107
Operations and administrations	60	58	65
Total	422	397	678

In connection with our acquisition of the assets of a U.S.-based IT services company in January 2010, we hired 233 employees who are engaged in network design, security, outsourced support and management, all of whom are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 17, 2011 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Elan Penn	—	—
Guy Bernstein (3)	200,000	*
Asaf Berenstin (4)	15,000	*
Itiel Efrat	—	—
Naamit Salomon	—	—
Yehezkel Zeira	—	—

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

(2)	The percentages shown are based on 36,175,222 ordinary shares issued and outstanding as of March 17, 2011.

(3)
Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expires in November, 2020.  Consideration received by Mr. Guy Bernstein for the sale of any ordinary shares issued upon the exercise of such options prior to the third anniversary of the date of the option grant will be held in trust and Mr. Bernstein will be entitled to the consideration from the sale of ordinary shares underlying one-third of the options on each of the first, second and third anniversaries of the option grant, provided that Mr. Bernstein has not terminated his service as an executive officer, consultant or director of our company prior to a scheduled release date.

(4)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $1.11 per share that expire in 2018 and 2019.

Stock-Based Compensation Plans

1991 Stock Option Plan

Our 1991 Employee Stock Option Plan, or the 1991 Plan, as amended, authorized the grant of options to purchase an aggregate of 6,750,000 ordinary shares.  Employees and directors of our company and its subsidiaries were eligible to participate in the 1991 Plan.  The 1991 Plan had a ten-year term and no options were granted under the 1991 Plan after July 31, 2001.  Options to purchase 28,319 ordinary shares were forfeited in 2010 and as of December 31, 2010, no options were outstanding under the 1991 Plan.

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

During 2010, options to purchase an aggregate 637,439 ordinary shares were exercised under the 2000 Plan at an average exercise price of $1.95 per share.  As of December 31, 2010, options to purchase an aggregate 782,438 ordinary shares were outstanding under the 2000 Plan having an average exercise price of $2.89 per share.  As of December 31, 2010, our executive officers and directors as a group, then consisting of 8 persons, held options to purchase 133,302 ordinary shares under the 2000 Plan, having an average exercise price of $4.02 per share.

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

During 2010, options to purchase an aggregate 498,000 ordinary shares were granted under the 2007 Plan, having an average exercise price of $1.44 per share.  As of December 31, 2010, options to purchase an aggregate 881,750 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $1.24 per share.  As of December 31, 2010, our executive officers and directors as a group, consisting of 8 persons, held options to purchase 330,500 ordinary shares under the 2007 Plan, having an average exercise price of $0.34 per share (after a dividend adjustment).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, holds 18,560,352 or 51.3% of our outstanding ordinary shares.  Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 50.2% of the ordinary shares of Formula Systems.  Accordingly, Asseco ultimately controls our company.

The following table sets forth certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	18,560,352	51.3%
Asseco Poland S.A. (3)	18,560,352	51.3%

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

(2)	The percentages shown are based on 36,175,222 ordinary shares issued and outstanding as of March 17, 2011.

(3)
Asseco owns 50.2% of the outstanding shares of Formula Systems  As such, Asseco may be deemed to be the beneficial owner of the aggregate 18,560,352 ordinary shares held directly by Formula Systems.  The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel.  The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

Significant Changes in the Ownership of Major Shareholders

During 2008, our parent company Formula Systems purchased 2,392,531 of our ordinary shares in open-market transactions, increasing its ownership interest in our company from 16,167,821 ordinary shares, or 51.2% of our ordinary shares at such time, to 18,560,352 ordinary shares, or 58.2% of our ordinary shares at such time. Following the private placement to institutional investors that we completed in December 2010, Formula Systems’ ownership interest in our company decreased to 51.3% of our outstanding shares.

Until November 26, 2010, Formula Systems, our parent company, was controlled by Emblaze, an Israeli company traded on the London Stock Exchange.  On November 26, 2010, Emblaze sold its controlling stake in Formula Systems to Asseco, a Polish company listed on the Warsaw Stock Exchange.  Accordingly, since such time Asseco ultimately controls our company.  Asseco owns 50.2% of the outstanding ordinary shares of Formula Systems as of March 10, 2011.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of March 15, 2011, there were approximately 93 record holders, of which 75 record holders holding approximately 99.8% of our ordinary shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 95.5% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume.  See Note 19(c) to our consolidated financial statements.

Legal Proceedings

From time to time, claims arising in the ordinary course of our business are brought against us.

In June 2004, an Israeli company filed a lawsuit against us in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8.0 million (approximately $2.2 million), with an option to increase the amount sought to approximately NIS 17.0 million (approximately $4.8 million), for recovery of alleged damages caused to the plaintiff by our alleged failure to integrate a software system.  In March 2011, we signed a settlement agreement with the plaintiff according to which we will not incur any financial liabilities and therefore, we have not recorded any provision related to this lawsuit.

In March 2006, a client of one of our subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties.  The plaintiff is seeking damages in the amount of Euro 488,000 (approximately $650,000).  In June 2009, the court rejected the plaintiff’s claims.  In July 2009, the plaintiff filed an appeal.  Since the lower court rejected the plaintiff’s claims and we believe that the appeal is without merit, and as we cannot predict the outcome of the appeal nor can we make any estimate of the amount of damages, no provision has been made for the appeal.

In August 2009, a software company and one of its owners filed a lawsuit in arbitration against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties.  The plaintiffs are seeking damages in the amount of approximately $14 million.  The arbitrator determined that both we and our subsidiary breached the non-disclosure agreement, but closing summaries have not yet been submitted in the proceedings with respect to the amount of damages and therefore, at this time we are not able to estimate the amount of damages and no provision has been made for the lawsuit.

In February 2010, a U.S. company filed a lawsuit against us and one of our subsidiaries, claiming an alleged breach by us and the subsidiary of its intellectual property rights in connection with one of our products.  Due to the preliminary stage of the litigation, our management believes that it cannot predict the outcome of this lawsuit nor can it estimate the amount of damages, therefore no provision has been made for the lawsuit.

Dividend Distributions Policy

We paid a cash dividend of $0.50 per ordinary share in January 2010, for an aggregate amount of $16 million.  Prior to that and since 2003, we have not paid any cash dividends on our ordinary shares and we do not currently have a dividend distribution policy in place.  Any future dividend policy will be determined by the board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

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

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year
2006	$2.74	$1.20	$2.22	$1.41
2007	$2.97	$1.72	$2.87	$1.74
2008	$2.38	$0.94	$2.47	$0.91
2009	$2.50	$0.98	$2.38	$1.04
2010	$8.43	$1.55	$8.11	$1.56

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Market and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
2009
First Quarter	$1.64	$0.98	$1.82	$1.04
Second Quarter	$1.50	$1.14	$1.46	$1.19
Third Quarter	$1.94	$1.22	$1.91	$1.26
Fourth Quarter	$2.50	$1.70	$2.38	$1.63

2010
First Quarter	$3.19	$1.55	$3.08	$1.56
Second Quarter	$2.93	$2.00	$2.83	$1.91
Third Quarter	$2.87	$2.00	$2.68	$1.97
Fourth Quarter	$8.43	$2.45	$8.11	$2.50

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
October 2010	$2.78	$2.45	$2.74	$2.50
November 2010	$7.28	$2.67	$7.07	$2.68
December 2010	$8.43	$5.74	$8.11	$5.96
January 2011	$8.99	$6.33	$8.58	$6.14
February 2011	$9.74	$6.87	$9.55	$6.96

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were listed on the NASDAQ Global Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 until January 3, 2011, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market.  Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Pursuant to our articles of association, our directors (except outside directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected.  All the members of our Board of Directors (except the outside directors) may be reelected upon completion of their term of office.  Asseco, our controlling shareholder, and Formula Systems, our parent company, will be able to exercise control over the election of our directors (subject to a special majority required for the election of outside directors).  See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.”  For information regarding the election of outside directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

In December 2009, we sold and leased back our headquarters and principal administrative, finance, sales, marketing and research and development office building located in Or Yehuda, Israel, a suburb of Tel Aviv.  The office building was sold for the total consideration of $5.2 million, of which $4.9 million was received in December, 2009 and the remaining $0.3 million were received in 2010 following the receipt of certain approvals from the Israeli tax authorities and local municipality that we have no outstanding obligations.

We have negotiated new lease terms for our headquarters and principal administrative, finance, sales, marketing and research and development office building effective as of February 1, 2011. Based on the new terms we currently occupy 23,747 square feet of space in such building at an annual aggregate rent of $0.4 million under a lease agreement expiring in December 2014.  We have an option to terminate the lease upon six months prior written notice.

On January 17, 2010, we completed the acquisition of a U.S.-based consulting and staffing services business for approximately $13.7 million to be paid over a three year period.  The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.  The business employs approximately 233 persons with offices throughout the United States.

On December 23, 2010, we raised approximately $21.4 million before costs ($20.3 million net of issuance expenses) in a private placement to institutional investors in the United States and abroad pursuant to three Securities Purchase Agreements that we entered into on December 20, 2010.  We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering.  Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.  If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 27%, 26% and 25% of their taxable income in 2008, 2009 and 2010 respectively.  The corporate tax was reduced to a rate of 24% in 2011, and will be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  However, the rate is effectively reduced for income derived from an approved enterprise, as discussed below.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Certain of our facilities have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Prior to April 1, 2005, the Investment Law provided that a proposed capital investment in production facilities or other eligible facilities may be designated as an “approved enterprise.” Each approval for an approved enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval

Prior to April 1, 2005, an approved enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits, referred to as the Alternative Benefits. We elected to forego the entitlement to grants and elected the Alternative Benefits package, under which undistributed income that we generate from our approved enterprises will be completely tax exempt. The period of such tax exemption for a company electing the Alternative Benefits ranges between two and ten years, depending upon the location within Israel and the type of the approved enterprise. Because we are located in Or Yehuda, the period of tax exemption applicable is two to four years (as described below).

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

The Investment Center of the Ministry of Industry and Trade has granted approved enterprise status under Israeli law to eight investment programs at our manufacturing facility. We have elected the Alternative Benefits package with respect to each of these approved enterprise programs. The benefits available to an approved enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

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

As a result of the April 2005 amendment, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income. The April 2005 amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which, among other things, amends the Investment Law, effective as of January 1, 2011. According to the new legislation, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to all of the income of the Privileged Enterprise. We may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

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

Law for the Encouragement of Industry (Taxes), 1969

Under the Law for the Encouragement of Industry (Taxes), 1969, the following preferred corporate tax benefits, among others, are available to “Industrial Corporations,” as such term is defined in such Law, which may be applicable to us:

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

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares in an Israeli corporation publicly traded on the Tel Aviv Stock Exchange and/or on a foreign stock exchange, provided such gains do not derive from a permanent establishment of such shareholders in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly .

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2011 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Untied States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

The Health Care Reform and Education Reconciliation Act of 2010 (Pub. Law 111-152) requires certain U.S. Holders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012. This tax is in addition to any capital gains taxes due on such investment income. A similar tax will apply to estates and trusts. U.S. Holders should consult their tax advisors regarding the effect, if any, this law may have on them.

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

Cash Investments, Marketable Securities and Interest Rate Risk

Our cash investment policy seeks to preserve principal and maintain adequate liquidity while maximizing the income we receive from our investments without significantly increasing the risk of loss. To minimize investment risk, we maintain a diversified portfolio across various maturities, types of investments and issuers, which may include, from time to time, money market funds, U.S. government bonds, state debt, bank deposits and certificates of deposit, and investment grade corporate debt. Our cash management policy does not allow us to purchase or hold commodity instruments, structures or “sub-prime” related holdings (such as auction rate securities and collateralized debt obligation) or other financial instruments for trading purposes.

As of December 31, 2010, we had approximately $43.7 million in cash and cash equivalents and $2.9 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 2.7%, with average maturities of 1.4 years and maximum maturities of 3.8 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2010, net unrealized gain in our marketable securities portfolio totaled $218,000. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

Our exposure to market risk for changes in interest rates relates primarily to our investment in marketable securities. Investments in both fixed rate and floating rate interest bearing securities carry a degree of interest rate risk. The fair market value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than predicted if interest rates fall. Due in part to these factors, our future financial results may be negatively affected in the event that interest rates fluctuate.

Foreign Currency Exchange Risk

Our financial results may be negatively impacted by foreign currency fluctuations. Our foreign operations are transacted through a global network of subsidiaries. These sales and related expenses are generally denominated in currencies other than the U.S. dollar, except in Israel, where our sales are denominated in U.S. dollars and our expenses are denominated in NIS. Because our financial results are reported in U.S. dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the U.S. dollar and such other currencies as the financial results of our foreign subsidiaries are converted into U.S. dollars in consolidation. Our earnings are predominantly affected by fluctuations in the value of the U.S. dollar as compared to the NIS, as well as the value of the U.S. dollar as compared to the Euro, Japanese Yen and British Pound.

We measure and record non-monetary accounts in our balance sheet (principally fixed assets and prepaid expenses) in U.S. dollars. For this measurement, we use the U.S. dollar value in effect at the date that the asset or liability was initially recorded in our balance sheet (the date of the transaction).

In 2010, we entered into forward contracts to hedge the fair value of assets and liabilities denominated in NIS, Euro and Japanese Yen. As of December 31, 2010, we had outstanding forward contracts that did not meet the requirement for hedge accounting in the amount of $2.1 million. These contracts were for a period of up to 12 months. The net gains (losses) recognized in “financial income, net” during 2010 were insignificant.

During 2010, we entered into forward contracts to hedge against the risk of overall changes in future cash flow from payments of payroll and related expenses denominated in NIS. As of December 31, 2010, we had outstanding forward contracts that met the requirement for hedge accounting, in the amount of $0.8 million. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $0.1 million were recognized when the related expense were incurred and classified in operating expenses during 2010.

Our operating expenses may be effected by fluctuations in the value of the U.S dollar as it relates to foreign currencies, with Israel, Europe and Japan having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2010 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.7 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2010 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.4 million for the year. An increase of 10% in the value of the Euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2010 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.5 million, $0.3 million and $0.2 million , respectively, for that year, while a decrease of 10% in the value of the Euro, Japanese Yen and British

Pound relative to the U.S. dollar in 2010 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.5 million, $0.3 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2010, we had $2.9 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $290,000.

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

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2010, our internal control over financial reporting was effective.

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

Our board of directors has determined that Mr. Elan Penn, an outside director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2009	2010
Audit (1)	$139,000	$191,000
Audit-related (2)	-	7,500
Tax (3)	$20,000	$35,000
Total	$159,000	$233,500

1)
Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees in 2010 relate to due diligence services performed in connection with our acquisition of a U.S. based-IT services company in 2010.
(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2010.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Listing Rule 5615(c)(1), since Formula Systems holds more than 50% of our voting power.  Under NASDAQ Listing Rule 5615(c)(1), a controlled company is exempt from the following requirements of NASDAQ Listing Rule 5605:

•
The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Listing Rules.  Instead, we follow Israeli law and practice which requires that we appoint at least two outside directors, within the meaning of the Israeli Companies Law, to our board of directors.  In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee.  See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•
The requirement that the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors.  Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association.  Our articles of association do not provide otherwise.  Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require the approval of both audit committee and board of directors.  The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders.  If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

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

NASDAQ Listing Rules and Home Country Practice

Under NASDAQ Listing Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings.  We may also follow home country practice with regard to, the NASDAQ Listing Rules requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).  A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

In June 2005, we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present.  Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 – F-4

Consolidated Statements of Income	F- 5

Statements of Changes in Equity	F- 6

Consolidated Statements of Cash Flows	F-7 – F-9

Notes to Consolidated Financial Statements	F-10– F-53

Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-54

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant1
1.2	Articles of Association of the Registrant2
2.1	Specimen of Ordinary Share Certificate3
4.1	2000 Employee Stock Option Plan4
4.2	2007 Incentive Compensation Plan5
4.3	Asset Purchase Agreement dated February 1, 2010, between Fusion LLC, a wholly-owned subsidiary of the Registrant, and a U.S.-based IT services company6
4.4
Securities Purchase Agreement dated December 20, 2010, among the Registrant and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares and warrants pursuant to Regulation D under the Securities Act of 19337

4.5
Securities Purchase Agreement dated December 20, 2010, among the Registrant  and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares and warrants pursuant to Regulation S under the Securities Act of 19337

4.6
Securities Purchase Agreement dated December 20, 2010, among the Registrant and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares pursuant to Regulation S under the Securities Act of 19337

4.7	Form of Warrant7
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)
15.6	Consent of Mária Négyessy, Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as Exhibit 3.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 4.4 to the registrant’s annual report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(7)	Filed as an Item to the registrant’s Form 6-K for the month of December 2010, filed on December 23, 2010, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

IN U.S. DOLLARS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Income	F-5

Statements of Changes in Equity	F-6

Consolidated Statements of Cash Flows	F-7 - F-9

Notes to Consolidated Financial Statements	F-10 - F-53

Appendix to Consolidated Financial Statements - Details of Subsidiaries and Affiliate	F-54

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 14% and 12% as of December 31, 2009 and 2010, respectively, and total revenues of 39%, 36% and 24% for the years ended December 31, 2008, 2009 and 2010, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2010, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Tel-Aviv, Israel	/s/Kost Forer Gabbay & Kasierer KOST FORER GABBAY & KASIERER
March 17, 2011	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2009	2010

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$24,350	$43,661
Short-term bank deposits	13,838	24
Available-for-sale marketable securities (Note 4)	3,680	2,857
Trade receivables (net of allowance for doubtful accounts of $ 2,376 and $ 2,276 at December 31, 2009 and 2010, respectively)	12,004	17,801
Other accounts receivable and prepaid expenses (Note 6)	3,869	4,029
Current assets of discontinued operations (Note 18)	27	-

Total current assets	57,768	68,372

LONG-TERM RECEIVABLES:
Severance pay fund	404	325
Other long-term receivables	749	2,141

Total long-term receivables	1,153	2,466

PROPERTY AND EQUIPMENT, NET (Note 7)	1,762	1,827

IDENTIFIABLE INTANGIBLE ASSETS, NET (Note 8)	10,133	14,661

GOODWILL (Note 9)	16,735	24,624

	$87,551	$111,950

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2009	2010

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 10)	$43	$9
Trade payables	2,662	2,994
Accrued expenses and other accounts payable (Note 11)	25,159	15,028
Deferred revenues	1,569	1,526
Current liabilities of discontinued operations (Note 18)	314	-

Total current liabilities	29,747	19,557

ACCRUED SEVERANCE PAY	606	536

LONG-TERM LOANS (Note 12)	10	2

LIABILITIES DUE TO ACQUISITION ACTIVITIES (Note 3)	-	2,990

COMMITMENTS AND CONTINGENCIES (Note 16)

EQUITY (Note 14):
Magic Software Enterprises Shareholders' equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2009 and 2010; Issued and Outstanding: 31,936,426 and 35,909,606 shares at December 31, 2009 and 2010, respectively	683	794
Additional paid-in capital	101,099	122,917
Accumulated other comprehensive income	74	447

Accumulated deficit	(44,668)	(35,293)

Total equity	57,188	88,865

Total liabilities and equity	$87,551	$111,950

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2008	2009	2010

Revenues (Note 19):
Software	$20,913	$17,261	$20,111
Maintenance and technical support	14,530	13,821	14,407
Consulting services	26,537	24,268	54,060

Total revenues	61,980	55,350	88,578

Cost of revenues:
Software	4,898	5,388	5,320
Maintenance and technical support	2,263	2,189	2,070
Consulting services	19,978	18,687	44,058

Total cost of revenues	27,139	26,264	51,448

Gross profit	34,841	29,086	37,130

Operating costs and expenses:
Research and development, net (Note 15a)	2,350	1,310	2,072
Selling and marketing	17,357	15,308	17,526
General and administrative	10,867	8,210	8,194
Other income, net	-	1,972	-

Total operating costs and expenses	30,574	22,856	27,792

Operating income	4,267	6,230	9,338
Financial income (expenses), net (Note 15b)	448	238	(224)
Other income, net	-	42	159

Income before taxes on income	4,715	6,510	9,273
Tax benefit (taxes on income) (Note 13)	(199)	(334)	102

Income after taxes on income	4,516	6,176	9,375
Equity in losses of affiliates	(8)	-	-

Net income	$4,508	$6,176	$9,375

Net earnings per share attributable to Magic Software Enterprises Shareholders (Note 17):

Net basic earnings per share	$0.14	$0.19	$0.29

Net diluted earnings per share	$0.14	$0.19	$0.29

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN ' EQUITY
U.S. dollars in thousands (except share data)

	Share capital	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Other comprehensive income	Total shareholders' equity
	Number	Amount

Balance as of January 1, 2008	31,542,050	$675	$100,443	$(496)	$(39,378)		$61,244

Exercise of stock options	351,830	7	225	-	-		232
Stock-based compensation expenses	-	-	244	-	-		244
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	519	-	$519	519
Realized and unrealized loss from available-for-sale securities	-	-	-	(39)	-	(39)	(39)
Reclassified to the statement of operation due to other than temporary impairment loss from marketable securities				47		47	47
Net income	-	-	-	-	4,508	4,508	4,508
Total comprehensive income						$5,035

Balance as of December 31, 2008	31,893,880	682	100,912	31	(34,870)		66,755

Exercise of stock options	42,546	1	57	-	-		58
Stock-based compensation expenses	-	-	130	-	-		130
Dividend	-	-	-	-	(15,974)		(15,974)
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	(136)	-	$(136)	(136)
Unrealized gain from derivative instruments, net	-	-	-	5	-	5	5
Realized and unrealized gain from available-for-sale securities	-	-	-	174	-	174	174
Net income	-	-	-	-	6,176	6,176	6,176
Total comprehensive income						$6,219

Balance as of December 31, 2009	31,936,426	683	101,099	74	(44,668)		57,188

Exercise of stock options	685,564	19	1,320	-	-		1,339
Issuance of Ordinary shares (net of issuance expenses $1,080)	3,287,616	92	20,198	-	-		20,290
Stock-based compensation expenses	-	-	300	-	-		300
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	416	-	$416	416
Unrealized gain from derivative instruments, net	-	-	-	6	-	6	6
Realized and unrealized gain from available-for-sale securities	-	-	-	(49)	-	(49)	(49)
Net income	-	-	-	-	9,375	9,375	9,375
Total comprehensive income						$9,748

Balance as of December 31, 2010	35,909,606	$794	$122,917	$447	$(35,293)		$88,865

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income from continuing operations	$4,508	$6,176	$9,375

Adjustments to reconcile net income from continuing
operations to net cash provided by operating activities from continuing operations:
Depreciation and amortization	3,615	4,560	4,566
Equity in losses of affiliates	8	-	-
Accrued severance pay, net	(172)	(20)	11
Gain on sale of property and equipment	-	(2,249)	-
Stock-based compensation expenses	244	130	300
Amortization of marketable securities premium, accretion of discount and other than temporary losses, net	211	57	(17)
Loss (gain) on sale of marketable securities	(53)	3	3
Gain on sale of subsidiary's operation	(170)	(105)	(146)
Loss on sale of affiliate	61	-	-
Decrease (increase) in trade receivables, net	(395)	1,368	(198)
Decrease in other accounts receivable and prepaid expenses	142	747	241
Increase (decrease) in trade payables	(82)	(363)	26
Increase (decrease) in accrued expenses and other accounts payable	437	(1,281)	2,103
Decrease in deferred revenues	(660)	(433)	(85)
Deferred income taxes, net	-	(1,056)	(1,782)

Net cash provided by operating activities from continuing operations	7,694	7,534	14,397

Net cash used in operating activities from discontinued operations	(21)	-	-

Net cash provided by operating activities	7,673	7,534	14,397

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Cash flows from investing activities:
Capitalized software development costs	(2,577)	(3,128)	(3,595)
Purchase of property and equipment	(737)	(580)	(583)
Acquisition of subsidiaries	-	-	(10,225)
Proceeds from sale of subsidiary's operation	170	105	146
Proceeds from sale of affiliated company	150	-	-
Proceeds from sale of property and equipment	-	5,277	414
Proceeds from sale of marketable securities	1,182	107	361
Proceeds from maturity of marketable securities	410	1,400	830
Investment in marketable securities	(1,032)	(1,604)	(393)
Prepayment on investment	-	-	(1,160)
Proceeds from short-term and long-term deposits	174	24,191	15,077
Loans to employees and other deposit ,net	-	-	28
Investment in short-term bank deposit	(1,810)	(36,144)	(1,291)

Net cash used in investing activities from continuing operations	(4,070)	(10,376)	(391)
Net cash provided by investing activities from discontinued operations	15,336	-	-

Net cash provided by (used in) investing activities	11,266	(10,376)	(391)

Cash flows from financing activities:
Proceeds from exercise of options by employees	232	58	1,339
Issuance of Ordinary shares	-	-	20,290
Dividend paid			(15,974)
Short-term credit, net	(3,432)	(2)	(717)
Repayment of long-term loans	(171)	(118)	(23)

Net cash provided by (used in) financing activities	(3,371)	(62)	4,915

Effect of exchange rate changes on cash and cash equivalents from continuing operations	(458)	(55)	390

Increase (decrease) in cash and cash equivalents from continuing operations	15,131	(2,959)	19,311

Cash and cash equivalents at the beginning of the year	12,178	27,309	24,350

Cash and cash equivalents at end of the year	$27,309	$24,350	$43,661

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2008	2009	2010

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Payable on account of dividend	$-	$15,974	$-

Deferred payment	$-	$-	$4,645

Contingent payment	$-	$-	$414

Receivables from sale of property	$-	$450	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$534	$873	$709

Interest	$15	$3	$131

As discussed in Note 3:

•	On January 17, 2010, the Company purchased a consulting and staffing services business of a U.S.-based IT services company, for total consideration of $ 13,683 to be paid over a three year period.

•
On October 31, 2010, the Company purchased an 88% interest in a consulting and staffing services company and has an option to increase its holdings to 100%. The Company paid a cash purchase price of $ 1,600.

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd. ("the Company"), an Israeli company, and its subsidiaries ("the Group") develop market and support software development and deployment technology ("the Magic technology") and applications developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The principal markets of the Group are Europe, United States, Japan and Israel (see Note 19). Through its subsidiaries the Company provides flexible and comprehensive range of consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services.

For information about the Company's holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board ("FASB) Accounting Standards Codification ("ASC") 830, "Foreign Currency Matters". All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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
The deposits as of December 31, 2010 are in Hungarian Forint and bear interest at an average annual rate of 3.75%.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for- sale and reported at fair value.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes an impairment charge when a decline in the fair value of an investment that falls below the cost basis is determined to be other-than-temporary.

Declines in fair value of available-for-sale equity securities that are considered other-than-temporary, based on criteria described in SAB Topic 5M, "Other Than Temporary Impairment of Certain Investments in Equity Securities“, are charged to earnings (based on the entire difference between fair value and amortized cost). Factors considered in making such a determination include the duration and severity of the impairment, the financial condition and near-term prospects of the issuer, and the intent and ability of the Company to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

For declines in value of debt securities, effective as of January 1, 2009, the Company applies an amendment to ASC 320. Under the amended impairment model, an other-than-temporary impairment loss is deemed to exist and recognized in earnings if the Company intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis.

If the criteria mentioned above does not exist, the Company evaluates the collectability of the security in order to determine if the security is other than temporary impaired.

For debt securities that are deemed other-than-temporary impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to "credit losses" (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income. No such impairments have been recognized in all period presented.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business Combinations

Effective as of January 1, 2009, the Company adopted the amended ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives, contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

ASC 805 is applied prospectively for all business combinations occurring after January 1, 2009, except for changes in valuation allowance related to deferred tax assets and changes in acquired income tax position originating from business combinations that occurred prior to the effective date of ASC 805, which are recognized in earnings following the adoption date.

Variable Interest Entities

ASC 810, "Consolidation" provides a framework for identifying variable interest entities, or VIEs and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The Company's assessment of whether an entity is a VIE and the determination of the primary beneficiary requires judgment and involves the use of significant estimates and assumptions. Those include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective as of January 1, 2010, the Company adopted an updated guidance for the consolidation of VIEs. The new guidance replaces the prior quantitative approach for identifying which enterprise should consolidate a VIE, which was based on which enterprise was exposed to a majority of the risks and rewards, with a qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a VIE is required to be evaluated continuously as changes to existing relationships or future transactions. The adoption of ASC 810 did not have a material impact on the Company’s financial position or results of operations.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The U.S. based consulting and staffing services business that the Company acquired through one of its wholly owned subsidiaries on January 17, 2010 is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

Impairment of long-lived assets and intangible assets subject to amortization

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2008, 2009 and 2010, no impairment were identified.

As required by ASC 820, "Fair Value Measurements," effective as of January 1, 2009, the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of distribution rights, acquired technology and customer relationships, and are amortized over their useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology were amortized on a straight line basis and customer relationships was amortized on a cash generating basis, over a period of four to 15 years.

Segments

Historically, the Company reported its results on the basis of one reportable segment, which was comprised of two reporting units: CoreTech and Magic. During 2010, as a result of a change in the Company’s management structure associated with the acquisition of a U.S-based consulting and staffing services business in January 2010, the Company began to report its results on the basis of two reportable business segments: proprietary software technology and IT professional services, each of which is comprised of one reporting unit. The reporting unit of the IT professional services segment is comprised of the Company’s three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., and the reporting unit of the proprietary software technology segment is comprised of all of the Company’s other subsidiaries.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill

Goodwill has been recorded as a result of past acquisitions.

The Company follows ASC 350, "Intangibles – Goodwill and Other". The Company performs its goodwill annual impairment test for its two reporting units (identified under the segments above) at December 31 of each year, or more often if indicators of impairment are present.

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

Effective as of January 1, 2009, as required by ASC 820, "Fair Value Measurements and disclosures", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

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

Since the fair value of the Company's two reporting units exceeded their carrying amount, no impairment losses were recognized in 2008, 2009 or 2010 (See Note 9).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company derives its revenues from licensing the rights to use its software, related professional services, maintenance and technical support as well as from other IT professional services. The Company sells its products primarily through its direct sales force and indirectly through distributors.

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

The Company accounts for its software sales in accordance with ASC 985-605, "Software Revenue Recognition". Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2008, 2009 and 2010, no such estimated losses were identified.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed, using VSOE fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, "Costs of Software to be Sold, Leased or Marketed".

The Company and its subsidiaries establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product improvements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2008, 2009 and 2010, no impairment losses were identified.

Severance pay

The Company's and its Israeli subsidiary's obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law and employee agreements based on the most recent salary of the employees multiplied by the number of years of employment and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance expenses for the years ended December 31, 2008, 2009 and 2010 amounted to approximately $ 584, $ 403 and $ 461, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2008, 2009 and 2010 amounted to $ 255, $ 227 and $ 320, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". The ASC prescribes the use of the "asset and liability" method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets are classified as current or non-current according to the expected reversal dates.

Effective as of January 1, 2007, the Company utilizes a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 “Income Taxes.” Under the first step the Company evaluates a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes. The total amount of gross unrecognized tax benefits (taxes on income) for the years ended December 31, 2008, 2009 and 2010 was $ 16, $ (217) and $ 874, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share.”

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 1,397,389, 1,477,526 and 615,838 for the years ended December 31, 2008, 2009 and 2010, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation.”

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2: -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, "Loss Contingencies."

The fair value for the Company's stock options granted to employees and directors was estimated using the following weighted-average assumptions:

	2008	2009	2010

Dividend yield	0%	0%	0%
Expected volatility	56% - 65%	63%	61.2% - 62.8%
Risk-free interest rate	1.83%	2.73%-3.7%	2.53%-3.71%
Expected forfeiture (employees)	11%	9.8%	9.7%
Expected forfeiture (executives)	8%	7.5%	7.1%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple (employees)	2.48	2.35	2.3
Suboptimal exercise multiple (executives)	3	3	3

During the years ended December 31, 2008, 2009 and 2010, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 244, $ 130 and $ 300, respectively, as follows:

	Year ended December 31,
	2008	2009	2010

Cost of revenue	$20	$2	$2
Research and development	13	26	61
Selling and marketing	112	32	75
General and administrative	99	70	162

Total stock-based compensation expense	$244	$130	$300

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities and trade receivables.

The Company's cash and cash equivalents and short-term deposits are invested primarily in deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company believes that such institutions are of high rating and therefore bear low risk.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expense for the years ended December 31, 2008, 2009 and 2010 was $ 444, $ 267 and $ 204, respectively.

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (See Note 2 below).

Discontinued operations

Under ASC 205-20, "Presentation of Financial Statements - Discontinued Operation", when a component of an entity, as defined by the master glossary of ASC, has been disposed of or is classified as held for sale, the results of its operations, including the gain or loss on the disposed component, should be classified as discontinued operations and the assets and liabilities of such component should be classified as assets and liabilities attributed to discontinued operations; that is, provided that the operations, assets and liabilities and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. (See Note18).

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures." Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Level 2 -	significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

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

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, "Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivative instruments designated as hedges and unrealized gain and loss on available-for-sale marketable securities.

Derivative instruments

A significant portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments and foreign currency debt. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments primarily hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ASC 815, "Derivatives and Hedging," requires companies to recognize all of their derivative instruments as either assets or liabilities in their balance sheet at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative's gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

The derivative instruments used by the Company are designed to reduce the market risk associated with the exposure of its underlying transactions to fluctuations in currency exchange rates.

The notional amounts of outstanding foreign exchange forward contracts at December 31, 2010 are summarized below:

	Forward contracts
	Buy	Sell

Euro	$1,003	$1,015
Japanese Yen	1,066	1,106
New Israeli Shekel	845	834

	$2,914	$2,955

At December 31, 2010, the effective portion of the Company’s cash flow hedges before tax effect was $11, all of which is expected to be reclassified from accumulated other comprehensive income to revenues within the next 12 months.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair Values of Derivative Instruments
	Assets
		December 31,
	Balance Sheet Item	2009	2010

Cash flow hedging:
Foreign exchange forward contracts	"Other accounts receivable and prepaid expenses"	$5	$11

Derivatives not designated as hedging:
Foreign exchange forward contracts	" Accrued expenses and other accounts payable "	5	(51)

Total derivatives		$10	$(40)

	Gain (loss) recognized in other comprehensive	Gain (loss) Recognized in Statements of Income
	income December 31,	Statements of	Year ended December 31,
	2010	Income Item	2009	2010

Cash flow hedging:
Foreign exchange forward contracts	$11	"operating expenses"	$90	$(55)

Derivatives not designated as hedging:
Foreign exchange forward contracts		"Financial expenses, net"	38	4

Total derivatives			$128	$51

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Reclassification:

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

Impact of Recently Issued Accounting Standards

1.	Adoption of New Accounting Standards during the period:

ASU 2010-06 - In January 2010, the FASB updated the "Fair Value Measurements Disclosures" codified in ASC 820. More specifically, this update require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. As applicable to the Company, this update became effective as of the first quarter ended December 31, 2010, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting of December 31, 2010. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

ASU 2010-09 - In February 2010, the FASB issued ASU 2010-09 - amendments to certain recognition and disclosure requirements of Subsequent Events codified in ASC 855. This update removes the requirement to disclose the date through which subsequent events were evaluated in both originally issued and reissued financial statements for "SEC Filers." ASU 2010-09 still requires the Company to evaluate subsequent events through the date that the financial statements are issued. The adoption of the new guidance did not have a material impact on the Company’s consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

2.	Recently issued accounting Standards:

ASU 2009-13 - In October 2009, the FASB issued amendments to the accounting and disclosure for revenue recognition of multiple deliverable revenue arrangements codified in ASC 605-25. These amendments, modify the criteria for recognizing revenue in multiple element arrangements and require companies to develop a best estimate of the selling price to separate deliverables and allocate arrangement consideration using the relative selling price method. Additionally, the amendments eliminate the residual method for allocating arrangement considerations. These amendments establish a selling price hierarchy for determining the selling price of a deliverable, which is based on: a) vendor-specific objective evidence; b) third-party evidence; or c) estimates. In addition, this guidance significantly expands required disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Company did not early adopt this guidance and does not believe that the adoption of the new guidance will have material impact on its consolidated financial statements.

ASU 2010-29 - In December 2010, the FASB Emerging Issues Task Force issued ASU 2010-29, Disclosure of Supplementary Pro Forma Information for Business Combinations codified in ASC 805, "Business Combinations." This ASU responds to diversity in practice about the interpretation of the pro forma disclosure requirements for business combinations. When a public entity's business combinations are material on an individual or aggregate basis, the notes to its financial statements must provide pro forma revenue and earnings of the combined entity as if the acquisition date(s) had occurred as of the beginning of the annual reporting period. The ASU clarifies that if comparative financial statements are presented, the pro forma disclosures for both periods presented (the year in which the acquisition occurred and the prior year) should be reported as if the acquisition had occurred as of the beginning of the comparable prior annual reporting period only and not as if it had occurred at the beginning of the current annual reporting period. The ASU also expands the supplemental pro forma disclosure requirements to include a description of the nature and amount of any material non-recurring adjustments that are directly attributable to the business combination. The Company has determined not to early adopt the new guidance.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.
In 2007, the Company decided to liquidate its Italian subsidiary. Consequently, the results of Magic Software Enterprises Italy S.r.l ("Magic Italy") have been classified as discontinued operations for the years ended December 31, 2008 and 2009 (see also Note 18). In March 2009, a liquidator was appointed by the Company for Magic Italy.

b.
The Company purchased a consulting and staffing services business of a U.S-based IT services company on January 17, 2010, for a total consideration of $ 13,683, of which $ 8,625 was paid upon closing and the remaining $ 5,058 is to be paid over a three year period, of which, $ 506 is contingent upon the acquired business meeting revenue goals, and $ 4,552 in deferred payments. The Company believes that there is sufficient probability that such goals will be met. The Company classified both the deferred payment and contingent considerations as a liability as of the date of the transaction.

In accordance with ASC 805-30-35-1 the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The deferred payment was recorded at present value and is amortized using the interest method during the relevant period into financial expenses.

The acquired business provides a comprehensive range of consulting and staffing services for the telecom, network communications and the information technology industry. The cash consideration of $ 8,625 was financed with the Company's own resources. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT services and the acquired operation.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 17, 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 17, 2010:

Working capital, including deferred tax liability	$3,925
Fixed assets	54
Goodwill	4,831
Customer relationships	4,873

Total assets acquired	13,683

Liabilities due to acquisition activities	5,058

Net assets acquired	$8,625

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach." This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 4,850 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over periods ranging from four to 15 years, based on two types of customers' relationship identified.

Below are certain unaudited pro forma combined statements of income data for the year ended December 31, 2009, as if the acquisition had occurred January 1, 2009, after giving effect to (a) purchase accounting adjustments, including amortization of identifiable intangible assets, mainly customers' relationship. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2009, nor is it necessarily indicative of future results. Pro forma for 2010 was not provided since the activity was consolidated in the 2010 statement of income for 11.5 months, which was considered as fully consolidated for 2010.

Year ended
December 31, 2009
Unaudited

Total revenues	$79,137
Net Income	$7,948
Earnings per share
Basic	$0.25
Diluted	$0.25

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

C.
On October 31, 2010, the Company purchased an 88% interest in a consulting and staffing services company and has an option to increase its holdings to 100%. The Company paid a cash purchase price of $ 1,600. The acquired company provides a comprehensive range of consulting and staffing services for information technology industry. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT services and the acquired operation.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing October 31, 2010.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of October 31, 2010:

Fixed assets	$66
Provisional allocation *)	2,508

Total assets acquired	2,574

Working deficit	257
Short term bank credit	717

Total liabilities assumed	974

Net assets acquired	$1,600

*)	Price purchase allocation was not finalized

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2009				2010
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value

Available-for-sale:

Governmental bonds	$407	$-	$37	$444	$407	$-	$37	$444
Commercial bonds	2,888	-	175	3,063	2,114	-	90	2,204
Equity funds	118	-	55	173	118	-	91	209

Total available-for-sale marketable securities	$3,413	$-	$267	$3,680	$2,639	$-	$218	$2,857

The amortized costs of available-for-sale debt securities at December 31, 2010, by contractual maturities, are shown below:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$1,525	$40	$-	$1,565
Due between one year to five years	996	87	-	1,083

	$2,521	$127	$-	$2,648

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The following is the change in the other comprehensive income of available-for-sale securities during 2010:
Other Comprehensive Income

Other comprehensive income from available-for-sale securities as of January 1, 2010	$267
Reclassification to earnings of realized gain from available-for-sale securities	(62)
Unrealized gain from available-for-sale securities	13
Other comprehensive income from available-for-sale securities as of December 31, 2010	$218

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

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

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Government bonds	$444	$-	$-	$444
Corporate bonds	186	2,018	-	2,204
Equity fund	209	-	-	209

Total financials assets	$839	$2,018	$-	$2,857

Liabilities:
Foreign currency derivative contracts	$-	$40	$-	$40
Contingent consideration			480	480

Total financials liabilities	$-	$40	$480	$520

	December 31, 2009
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total

Assets:
Government bonds	$444	$-	$-	$444
Corporate bonds	195	2,868	-	3,063
Foreign currency derivative contracts	-	10	-	10
Equity fund	173	-	-	173

Total financials assets	$812	$2,878	$-	$3,690

Fair value measurements using significant unobservable inputs (Level 3):
Year ended December 31,
2010

Opening balance	$-
Contingent consideration	414
Amortization	66

Closing balance	$480

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 6: -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2009	2010

Short-term lease deposits and other accounts receivable	$925	$501
Advanced payments due to M&A activities (Note 20)	-	1,160
Receivable from sale of properties	1,306	-
Prepaid expenses	574	589
Government authorities	390	597
Deferred taxes	561	1,099
Employee loans	63	66
Other	50	17

	$3,869	$4,029

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2009	2010

Cost:

Buildings and leasehold improvements	$290	$342
Computers and peripheral equipment	9,171	9,121
Office furniture and equipment	1,704	1,663
Motor vehicles	136	125
Software	2,075	2,353

	13,376	13,604
Accumulated depreciation:

Buildings and leasehold improvements	107	160
Computers and peripheral equipment	8,781	8,723
Office furniture and equipment	1,302	1,219
Motor vehicles	125	72
Software	1,299	1,603

	11,614	11,777

Depreciated cost	$1,762	$1,827

In 2009, the Company sold its office buildings in Hungary and Israel for $ 535 and $ 5,200, respectively. As a result of the sales, the Company recorded net gains of approximately $ 289 and $ 1,960, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 1,015, $ 910 and $ 626 for the years ended December 31, 2008, 2009 and 2010, respectively. As for charges, see Note 16c.

NOTE 8:-	IDENTIFIABLE INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2009	2010
Original amounts:

Capitalized software costs	$40,812	$44,501
Customer relationship and acquired technology	1,907	6,757

	42,719	51,258
Accumulated amortization:

Capitalized software costs	30,679	34,126
Customer relationship and acquired technology	1,907	2,471

	32,586	36,597

Intangible assets, net	$10,133	$14,661

b.	Amortization expenses amounted to $ 2,600, $ 3,650 and $ 3,940 for the years ended December 31, 2008, 2009 and 2010, respectively.

c.	The estimated future amortization expense of other intangible assets as of December 31, 2010 is as follows:

2011	$3,561
2012	3,371
2013	2,662
2014	1,455
2015	989
Thereafter	2,623

$14,661

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2009 according to the Company's reporting units are as follows:

	IT professional services	Proprietary software products	Total

As of January 1, 2009	$5,089	$11,740	$16,829

Foreign currency translation adjustments	-	(94)	(94)

As of December 31, 2009	5,089	11,646	16,735
Investments in subsidiaries	7,339	-	7,339
Foreign currency translation adjustments	-	550	550

As of December 31, 2010	$12,428	$12,196	$24,624

The Company determined the fair value of each reporting unit using the income approach. The material assumptions used for the income approach for 2010 were five years of projected net cash flows, a discount rate of 15% and a long-term growth rate of 3.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 10:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2009	2010	2009	2010
Short-term credit:
In, or linked to, U.S. dollar	6.11%-6.25%	-	$22	$-
Current maturities of long-term loans			21	9

			$43	$9

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2009	2010

Employees and payroll accruals	$3,409	$5,092
Accrued expenses	3,683	3,714
Dividend payable	15,974	-
Deferred payments related to acquisition cost	-	1,906
Government authorities and other	2,093	4,316

	$25,159	$15,028

NOTE 12:-	LONG-TERM LOANS

Long-term loans are comprised as follows:

	Interest rate		December 31,
	2009	2010	2009	2010

In Japanese Yen	1.86%	1.72%	$31	$11
Less - current maturities			(21)	(9)

			$10	$2

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.
The rate of the Israeli corporate tax is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%. Tax at a reduced rate of 25% applies on capital gains arising after January 1, 2003, instead of the regular tax rate.

In July 2009, the Israeli Parliament passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and capital gains tax starting 2011 to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

2.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

According to the law, through 2007, the Company's and its Israeli subsidiaries results for tax purposes were adjusted for the changes in the Israeli consumer price index ("CPI"). As explained in Note 2, the financial statements are measured in dollars. The difference between the annual change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income and the income before taxes reflected in the financial statements.

In accordance ASC 740-10-25-3 (f), the Company has not provided deferred income taxes on the above difference resulting from changes in exchange rates and indexing for tax purposes.

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

Certain production and development facilities of the Company have been granted Approved Enterprise status pursuant to the Law, which provides certain tax benefits to its investment programs. For these programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant to the alternative benefits track, the income of the Company derived from the Approved Enterprise programs is tax-exempt for periods of two to four years and will be eligible for reduced tax rates for additional periods of five to eight years (such reduced tax rates are dependent on the level of foreign investments in the Company).

The period of benefits for those expansions has not yet commenced.

The tax benefit periods provided end at the earlier of 12 years from the commencement of production or 14 years from receipt of the approval for the Approved Enterprise. As of December 31, 2010, the Company has not generated any taxable income under any of its "Approved Enterprises" programs and thus the benefit period has not yet commenced and these benefits have not yet commenced.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2010.

If dividends were to be distributed out of tax-exempt profits deriving from an Approved Enterprise, the Company would be liable for corporate tax at a rate of 25%.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that has significantly changed the provisions of the Investment Law. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required to get the Investment Center's prior approval to qualify for tax benefits. Such an enterprise is a "Privileged Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement", which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Privileged Enterprise such as the provision generally requiring that at least 25% of the Privileged Enterprise's income will be derived from export.

In December 2010, the Israeli Parliament passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), which among other things, amends the Law effective as of January 1, 2011. According to the new legislation, the benefit tracks under the Law were modified and a uniform tax rate applies to all of the Company's income from a Privileged Enterprise. The Company may elect to irrevocably implement the amendment (while waiving benefits provided under the Law as currently in effect) and subsequently would be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

4.	The Company has received final tax assessments through the year 2005.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

b.	Non-Israeli subsidiaries:

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

As of December 31, 2010, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 35,128, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 6,638 as of December 31, 2010, to offset against future taxable income for 15-20 years.

d.	Income before taxes on income:

	Year ended December 31,
	2008	2009	2010

Domestic	$1,370	$1,225	$4,288
Foreign	3,345	5,285	4,985

	$4,715	$6,510	$9,273

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.   Taxes on income:

Taxes on income consist of the following:
	Year ended December 31,
	2008	2009	2010
Current:

Domestic	$16	$1,082	$446
Foreign	183	308	1,234

	199	1,390	1,680
Deferred taxes:

Domestic	-	-	(2,681)
Foreign	-	(1,056)	899

Tax benefit (taxes on income)	$(199)	$(334)	$102

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2009		2010

Net operating loss carryforwards, net	$10,405	*	$9,358
Allowances and reserves	647		800

	12,630		10,158
Less: valuation allowance	(9,996	) *	(7,320)

Net deferred tax assets	$1,056		$2,838

Deferred taxes are included in the consolidated balance sheets, as follows:

Current assets	$561		$1,099
Non-current assets	495		1,739

	$1,056		$2,838
* Reclassified

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The net change in valuation allowance for the year ended December 31, 2010 was $ 2,676 mainly as a result of a change in management's estimation with respect to utilization of certain carryforward losses.

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items of the statutory tax rate of the Company (2009 - 26% and 2010 - 25%) to the effective tax rate (22% and 24%, respectively) are valuation allowances provided for deferred tax assets (in all reported periods). During these years tax expenses mainly represent taxes for a limited number of subsidiaries that do not have net operating loss carryforwards.

Reconciling items between the 2010 statutory tax rate (25%) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2009	2010

Income before taxes, as reported in the consolidated statements of operations	$6,510	$9,273

Statutory tax rate	26%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$1,693	$2,318
Tax adjustment in respect of different tax rates	418	525
Deferred taxes on losses for which full valuation allowance was provided in the past	(2,148)	(1,663)

Changes in valuation allowance	(1,056)	(2,676)
Taxes in respect of prior years	1,131	318
Nondeductible expenses	120	181
Uncertain tax position and other differences	176	895

	$334	$(102)

h.
The Company adopted an amendment to ASC 740 "Income Taxes" with regards to tax uncertainties as of January 1, 2007. During the years ended December 31, 2008, 2009 and 2010, the Company recorded $ 16, $ (217) and $ 874 of tax expenses (income), respectively, as a result of the amendment.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The Company has not recorded any material interest or penalties during any of the years presented.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2009	$596
Decrease in tax positions taken in prior years	(229)
Increase in tax positions taken in current year	12

Gross unrecognized tax positions at December 31, 2009	379
Decrease related to settlement with tax authorities	-
Increase in tax positions taken in current year	815

Gross unrecognized tax benefits at December 31, 2010	$1,194

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. During the year ended December 31, 2010, the Company recorded $59, for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 21 and $ 59 at December 31, 2009 and 2010, respectively.

As of December 31, 2010, the entire amount of unrecognized tax benefit could affect the company's income tax provision and the effective tax rate.

NOTE 14:-	SHAREHOLDERS' EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of Ordinary shares:

On December 23, 2010, the Company issued 3,287,616 Ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 Ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 1991, 2000 and 2007 Stock Option Plans, as amended (collectively, "the Plans"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 1991, 2000 and 2007 Stock Option Plans, the Company reserved for issuance 6,750,000, 4,600,000 and 1,500,000 Ordinary shares, respectively. As of December 31, 2010, an aggregate of 523,249 Ordinary shares of the Company are still available for future grants under the Plans. Each option granted under the Plans is exercisable for a period of ten years from the date of the grant of the option. The 2000 Plan expired on May 5, 2010 and the 2007 Plan will expire on August 1, 2017. No options were granted under the 1991 Plan after July 31, 2001. The  exercise price for each option is determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over three years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2009 and changes during the year ended December 31, 2010 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	1,927,199	$2.28	5.51	$1,246
Granted	498,000	1.44
Exercised	(685,564)	1.95
Forfeited	(75,447)	5.59

Outstanding at December 31, 2010	1,664,188	$2.02	6.49	$6,928

Exercisable at December 31, 2010	933,688	$2.59	4.48	$3,352

Vested and expected to vest at December 31, 2010	1,583,891	$2.06	6.36	$6,528

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Plans as of December 31, 2010 whose vesting is contingent upon meeting various departmental and Companywide performance goals, including revenue growth and net gain index is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	267,291	$1.72	8.19	$156
Granted	-	-	-	-
Exercised	(48,125)	1.97
Forfeited	(41,250)	1.97

Outstanding at December 31, 2010	177,916	$1.59	7.32	$816
Exercisable at December 31, 2010	77,916	$1.92	6.81	$332
Vested and expected to vest at December 31, 2010	163,602	$1.59	7.32	$751

A summary of employee option activity under the Plans as of December 31, 2008 and 2009 and changes during the years ended on those dates, are as follows:

	Year ended December 31,
	2008		2009
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at the beginning of the year	3,673,528	$2.22	2,390,045	$2.31
Granted	145,000	$1.12	350,000	$0.88
Exercised	(351,830)	$0.65	(42,546)	$1.36
Forfeited	(1,076,653)	$2.35	(770,300)	$1.79

Outstanding at the end of the year	2,390,045	$2.31	1,927,199	$2.28

Exercisable at the end of the year	1,581,051	$2.53	1,512,823	$2.56

Vested and expected to vest at December 31, 2008 and 2009,respectively	2,113,510	$2.37	1,881,429	$2.31

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

During 2007 and 2008, the Company granted certain executives and other key employees, options to purchase 825,000 Ordinary shares and 100,000 Ordinary shares, respectively, with vesting contingent upon meeting various departmental and company wide performance goals, including revenue growth and net gain index. The options have an exercise price equal to the fair market value of the Company's Ordinary shares on the date of grant, contingently vest over a period of four years, and are for a term of ten years. The fair value of those options was estimated on the date of grant using the same option valuation model used for the other options granted. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, expected term and risk-free rate used in estimating those options' fair value are the same as those noted in the table related to options issued under the Plans.

On November 4, 2009, as part of a termination agreement, the Company extended the exercise period of outstanding options to purchase 62,500 Ordinary shares for an additional one year period from date of termination. The Company accounted for the period extension as a modification and recorded an additional compensation expense $ 10, during 2009.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2008, 2009 and 2010 was $ 0.68, $ 0.87 and $ 1.88, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount is changed based on the market value of the Company's Ordinary shares. Total intrinsic value of options exercised for the years ended December 31, 2008, 2009 and 2010 was $ 383, $ 26 and $ 1,895, respectively. As of December 31, 2010, there was $ 89 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately four years.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2010, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2010	Weighted average exercise price of exercisable options

0-1	350,576	8	$0.12	75,576	$0.58
1-2	499,237	6	$1.36	341,737	$1.35
2-3	393,667	8	$2.30	135,667	$2.36
3-4	228,458	4	$3.76	188,458	$3.85
4-5	144,750	3	$4.05	144,750	$4.05
5-6	47,500	3	$5.95	47,500	$5.95

	1,664,188	6	$2.02	933,688	$2.59

d.	Accumulated other comprehensive income:

	December 31,
	2008	2009	2010

Accumulated realized and unrealized gain on available-for-sale securities, net	$93	$267	$218
Accumulated foreign currency translation adjustments	(62)	(198)	218
Other	-	5	11

Total other comprehensive income	$31	$74	$447

e.	On December 30, 2009, the Company declared a dividend distribution of $ 0.50 per share ($ 15,974 in the aggregate) which was paid on January 25, 2010.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2008	2009	2010

Total costs	$4,927	$4,438	$5,667
Less - capitalized software costs	(2,577)	(3,128)	(3,595)

Research and development, net	$2,350	$1,310	$2,072

b.	Financial income, net:

	Year ended December 31,
	2008	2009	2010

Interest income net of bank charges	$485	$482	$13
Interest expenses related to liabilities in connection with acquisition	-	-	(173)
Other-than-temporary losses of marketable securities	(131)	-	-
Gain (loss) arising from foreign currency translation	94	(244)	(64)

Financial income(expenses), net	$448	$238	$(224)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2010, are as follows:

2011	$1,437
2012	684
2013	459
2014 and thereafter	155

$2,735

Rent expenses for the years ended December 31, 2008, 2009 and 2010 were approximately $ 1,198, $ 1,231 and $ 1,487, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 64.

The Company currently occupies approximately 39,321 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement upon six months prior written notice.

b.	Guarantees:

The Company has provided three of its clients with bank guarantees totaling $ 148, which are linked to the New Israeli Shekel, of which $ 7 is valid through October 2011 and $ 141 is valid through December 2011.

c.	Charges:

In connection with a lease agreement for equipment, the Company placed a lien on the computer equipment leased under the agreement.

Lawsuits have been brought against the Company in the ordinary course of business.
The Company intends to defend itself vigorously against those lawsuits.

1.
In June 2004, an Israeli company filed a lawsuit against the Company in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8.0 million (approximately $ 2,250), with an option to increase the amount sought to approximately NIS 17.0 million (approximately $ 4,800), for recovery of alleged damages caused to the plaintiff by the Company's alleged failure to integrate a software system. In March 2011 the parties signed a settlement agreement according to which the Company will not incur any financial liabilities and therefore the Company did not record any provision related to this lawsuit.

2.
In March 2006, a client of one of the Company's subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 488 thousand (approximately $ 650 thousands). In June 2009, the court rejected the plaintiff's claims. In July 2009, the plaintiff filed an appeal. Since the lower court rejected the plaintiff’s claims and the Company believes that the appeal is without merit, and as the Company cannot predict the outcome of the appeal nor can it make any estimate of the amount of damages; therefore, no provision has been made for the appeal.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.
In August 2009, a software company and one of its owners filed a claim in arbitration against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties.  The plaintiffs are seeking damages in the amount of $ 14,600.  The arbitrator determined that both the Company and the subsidiary breached the non-disclosure agreement, but closing summaries have not yet been submitted in the proceedings with respect to the amount of damages and therefore, at this time the Company is not able to estimate the amount of damages and no provision has been made for the arbitration.

4.
In February 2010, a U.S. company filed a lawsuit against the Company and one of its subsidiaries claiming an alleged breach by the Company and the subsidiary of its intellectual property rights in connection with one of the Company's products. No monetary damage was claimed. Due to the preliminary stage of the litigation, and based on the advice of its legal advisors, the Company, cannot predict the outcome of the lawsuit nor can it make any estimate of the amount of damages; therefore, no provision has been made for the lawsuit.

d.	Royalty commitments:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2010, the remaining contingent obligation of the Company amounted to $ 341.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2008	2009	2010
Numerator for basic and diluted earnings per share - net income available to shareholders	$4,508	$6,176	$9,375

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	31,769,045	31,899,198	32,139,686
Effect of dilutive securities	262,955	208,088	592,360

Denominator for diluted net earnings per share	32,032,000	32,107,287	32,731,046

Basic net earnings per share	$0.14	$0.19	$0.29

Diluted net earnings per share	$0.14	$0.19	$0.29

NOTE 18:-	DISCONTINUED OPERATIONS

During 2007, the Company disposed of its Italian subsidiary (Magic Italy), which met the definition of a component under ASC 205. Accordingly, the results of operations of the subsidiary and businesses and the gain resulting from the disposals have been classified as discontinued operations in the statement of income and prior period results have been reclassified accordingly. In addition, comparative data of the assets and liabilities attributed to the discontinued operations have been reclassified in the balance sheet.
The breakdown of assets and liabilities attributed to discontinued operations of the Company as of December 31, 2009 and 2010 was as follows:

	December 31,
	2009	2010
Assets:
Cash and cash equivalents	$1	$-
Trade receivables, net	1	-
Other receivables and prepaid expenses	25	-

	$27	$-

Liabilities:
Other payables and accrued expenses	$314	$-

	$314	$-

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 19:-	SEGMENT AND GEOGRAPHICAL INFORMATION

a.
Historically, the Company reported its results on the basis of one reportable segment, which was comprised of two reporting units: CoreTech and Magic. (See Note 1 for a brief description of the Company's business.) During 2010, as a result of a change in the Company’s management structure associated with the acquisition of a U.S-based consulting and staffing services business, the Company began to report its results on the basis of two reportable business segments: proprietary software technology and IT professional services, each of which is comprised of one reporting unit. The reporting unit of the IT professional services segment is comprised of the Company’s three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., and the reporting unit of the proprietary software technology segment is comprised of all of the Company’s other subsidiaries.

The Company evaluates segment performance based on revenues and operating income (loss) of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, "Segment Reporting."

Headquarters' General and administrative costs have not been allocated between the different segments.

Proprietary software products

The Company develops markets, sells and supports a proprietary application platform and business and process integration solutions.

IT professional services

The Company offers flexible services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Proprietary software products	IT professional services	Unallocated expense	Total
2008
Total revenues	$49,087	$12,893	$-	$61,980
Expenses	40,000	11,754	5,959	57,713
Segment operating income (loss)	$9,087	$1,139	$(5,959)	$4,267

Depreciation and amortization	$2,848	$7	$761	$3,616

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 19:-	SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

	Proprietary software products	IT professional services	Unallocated expense	Total

2009
Total revenues	$43,120	$12,230	$-	$55,350
Expenses	36,448	11,048	3,596	51,092

Segment operating income (loss)	$6,672	$1,182	$(3,596)	$4,258

Depreciation and amortization	$3,923	$10	$627	$4,560

	Proprietary software products	IT professional services	Unallocated expense	Total

2010
Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240

Segment operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

Depreciation and amortization	$3,610	$615	$341	$4,566

c.
The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers. The Company has adjusted all prior year comparative amounts to reflect this change in classification to be consistent for all periods presented.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 19:-	SEGMENT AND GEOGRAPHICAL INFORMATION (Cont.)

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2008, 2009 and 2010:

	Year ended December 31,
	2008	2009	2010

Israel	$4,760	$3,614	$4,405
Europe	25,359	22,516	21,788
United States	20,096	18,485	48,888
Japan	10,110	8,895	10,806
Other	1,655	1,840	2,691

	$61,980	$55,350	$88,578

d.	The Company's long-lived assets are located as follows:

	December 31,
	2009	2010

Israel	$15,653	$15,760
Europe	1,522	1,487
United States	5,169	16,893
Japan	5,826	6,506
Other	460	466

	$28,630	$41,112

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2010, the Company had one customer that accounted for 28% and of the revenues. In 2009, the Company had one customer that accounted for 11% of the revenues.

NOTE 20:-	SUBSEQUENT EVENTS

On January 1, 2011, the Company completed the acquisition of its South African distributor, Magix Integration (Proprietary) Ltd ("Magix"). Based on the acquisition terms the Company will control 51% of Magix with an option to increase its holdings to 75%; for a total consideration of up to $ 2,500 to be paid in 2011. Magix specializes in the software integration and application development of Magic Software platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. The Company believes that the acquisition of this business activity will enable it to expand its presence in the South African market and leverage its relationships with top tier customers.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 20:-	SUBSEQUENT EVENTS

On March 11, 2011, a massive earthquake off the eastern coast of Japan triggered a devastating tsunami tidal wave, causing damage and destruction. It is too early to predict the long-term impact of this disaster on the economy of Japan and elsewhere. Our net sales in Japan accounted for approximately 12% of our total net revenues in 2010.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
APPENDIX A

Appendix to Consolidated Financial Statements - Details of Subsidiaries and Affiliate

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2010:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell resources Inc.	88	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
CarPro Systems Ltd.	90.48	Israel

- - - - - - - - - - - - - -

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

25 January 2011

J. Cohen C.P.A. (ISR) R. Shahmoon ACA
Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales.  Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

25 January 2011

J. Cohen C.P.A. (ISR) R. Shahmoon ACA
Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2010 and 2009, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan	/s/ KDA Audit Corporation
January 28, 2011	KDA Audit Corporation

Magic Benelux B. V.

Indepedent auditor’s report

Report on the financial statements

We have audited the accompanying financial statements 2010 of Magic Benelux B.V., Houten, which comprise the balance sheet as at December 31, 2010 and 2009, the profit and loss account and the notes, comprising a summary of the accounting policies and other explanatory information for each of the three years in the period ended December 31, 2010.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these financial statements and for the preparation of the management board report, both in accordance with U.S. generally accepted accounting principles. Furthermore management is responsible for such internal control as it determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with standards of the Public Company Oversight Board (United States). This requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

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

Opinion with respect to the financial statements

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 3!, 2010 and 2009 and of its its related statements of operations for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Magic Benelux B.V.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub 1 at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

Dordrecht, January 28, 2011

Verstegen accountants en adviseurs,

/s/ L.K. Hoogendoorn
Drs. L.K. Hoogendoorn RA MGA

To the Board of Directors and Shareholders of
Magic (Onyx) Magyarország Szoftverház Kft.

We have audited the accompanying balance sheet of Magic (Onyx) Magyarország Szoftverház Kft. (the “Company”) as of December 31, 2010 and 2009, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2010 and 2009, and the related statements operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Maria Négyessy
Budapest, Hungary January 28, 2011	Maria Négyessy Reg. Auditor

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/Guy Bernstein
Name: Guy Bernstein
Title: Acting Chief Executive Officer

Dated: March 17, 2011