Form 20-F
period 2011-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2012-03-27
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

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

Ordinary Shares, par value NIS 0. 1 per share	36,490,020 (as of December 31, 2011)

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

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

INTRODUCTION

Magic Software Enterprises Ltd. develops, markets, sells and supports an application platform and business and process integration solutions and offers information technology, or IT, professional services. Our products and services are available through a global network of regional offices, independent software vendors, or ISVs, system integrators, distributors and value added resellers, or VARs, as well as original equipment manufacturers, or OEMs, and consulting partners in approximately 50 countries. Our technology provides our partners and customers with the ability to develop business applications, leverage existing IT resources, enhance business agility, and focus on core business priorities to gain maximum return on their existing and new IT investments. We are known for our metadata driven, code-free approach, allowing users to focus on business logic rather than technology requirements. This approach forms the driving principle of both our uniPaaS application platform and our iBOLT business and process integration platform. Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MGIC” and are also traded on the Tel Aviv Stock Exchange.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with United States generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

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

i

TABLE OF CONTENTS

PART I			1

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	Selected Financial Data	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the Offer and Use of Proceeds	2
	D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY		15
	A.	History and Development of the Company	15
	B.	Business Overview	16
	C.	Organizational Structure	28
	D.	Property, Plants and Equipment	29
ITEM 4 A.	UNRESOLVED STAFF COMMENTS		29
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		29
	A.	Operating Results	29
	B.	Liquidity and Capital Resources	45
	C.	Research and Development, Patents and Licenses	47
	D.	Trend Information	47
	E.	Off-Balance Sheet Arrangements	47
	F.	Tabular Disclosure of Contractual Obligations	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		48
	A.	Directors and Senior Management	48
	B.	Compensation -	51
	C.	Board Practices	51
	D.	Employees	59
	E.	Share Ownership	60
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		63
	A.	Major Shareholders	63
	B.	Related Party Transactions	64
	C.	Interests of Experts and Counsel	64
ITEM 8.	FINANCIAL INFORMATION		64
	A.	Consolidated Statements and Other Financial Information	64
	B.	Significant Changes	66
ITEM 9.	THE OFFER AND LISTING		66
	A.	Offer and Listing Details	66
	B.	Plan of Distribution	67
	C.	Markets	67
	D.	Selling Shareholders	67
	E.	Dilution	67
	F.	Expenses of the Issue	67
ITEM 10.	ADDITIONAL INFORMATION		67
	A.	Share Capital	67
	B.	Memorandum and Articles of Association	68
	C.	Material Contracts	70
	D.	Exchange Controls	71
	E.	Taxation	71
	F.	Dividends and Paying Agents	80
	G.	Statement by Experts	80
	H.	Documents on Display	80

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

We have derived the following consolidated income statement data for the years ended December 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010 and 2011 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007, 2008 and 2009 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$17,707	$20,913	$17,261	$20,111	$23,110
Maintenance and technical support	12,605	14,530	13,821	14,407	16,751
Consulting services	28,116	26,537	24,268	54,060	73,467
Total revenues	58,428	61,980	55,350	88,578	113,328
Cost of revenues:
Software	4,557	4,898	5,388	5,320	5,771
Maintenance and technical support	1,602	2,263	2,189	2,070	2,250
Consulting services	21,181	19,978	18,687	44,058	59,237
Total cost of revenues	27,340	27,139	26,264	51,448	67,258
Gross profit	31,088	34,841	29,086	37,130	46,070
Operating costs and expenses:
Research and development, net	2,716	2,350	1,310	2,072	2,047
Selling and marketing	15,558	17,357	15,308	17,526	20,147
General and administrative	11,532	10,867	8,210	8,194	9,159
Other income, net	-	-	1,972	-	-
Operating income	1,282	4,267	6,230	9,338	14,717
Financial income (expense), net	161	448	238	(224)	221
Other income, net	170	-	42	159	125
Income before taxes on income	1,613	4,715	6,510	9,273	15,063
Tax benefit (taxes on income)	(362)	(199)	(334)	102	203
Income after taxes on income	1,251	4,516	6,176	9,375	15,266
Equity in earnings (losses) of affiliates	(86)	(8)	-	-	-

	Year ended December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands, except share and per share data)
Net income from continued operations	$1,165	$4,508	$6,176	$9,375	$15,266
Net income from discontinued operations	11,465	-	-	-	-
Net income	12,630	4,508	6,176	9,375	15,266
Less: Net income (loss) allocated to non-controlling interest	(22)	-	-	-	222
Net income attributable to Magic's Shareholders	12,608	4,508	6,176	9,375	15,044
Basic earnings per share	$0.40	$0.14	$0.19	$0.29	$0.41
Diluted earnings per share	$0.39	$0.14	$0.19	$0.29	$0.41
Shares used to compute basic earnings per share	31,443	31,769	31,899	32,140	32,268
Shares used to compute diluted earnings per share	32,023	32,032	32,107	32,731	37,046
Dividends	-	-	15,974	-	-

Balance Sheet Data:

	December 31,
	2007	2008	2009	2010	2011
	(U.S. dollars in thousands)
Working capital	$28,737	$33,851	$28,021	$48,815	$37,802
Cash, cash equivalents, short term deposits and marketable securities	16,446	32,588	41,868	46,542	32,122
Total assets including discontinued operations	82,298	81,164	87,551	111,950	134,055
Total equity	61,244	66,755	57,188	88,865	105,646

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

We face intense competition in the software as a service, or SaaS, market, also known as hosted or “cloud-based” computing market, for our application platforms as well as in the process and business integration technologies and IT services market. This competition could adversely affect our business, results of operations and financial condition.

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate. The enhancement of the SaaS market increases the competition in these areas, and some of our competitors claim to offer a fully automated uniPaas conversion process, converting uniPaas based applications to .NET based applications. We expect that competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

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

Our iBOLT Integration platform provides business integration and process management with a particular focus on enterprise business applications. iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. Since we launched iBOLT in 2003, we have continued to develop this product and enhance it, releasing successive versions over the years (the current version is 3.2). In 2005, we started a line of special editions of iBOLT tailored for specific application packages, and we have released several such special editions, for SAP, Oracle JD Edwards, Salesforce.com, IBM i, HL7, Lotus Notes and Lotus Domino, Microsoft Dynamics CRM and Microsoft Sharepoint. The business integration market in which we operate is extremely competitive and subject to rapid changes. Our competitors utilize varying approaches to the provision of technology to business application integration. We may not have the resources, skills and product variety required to successfully increase our market share in these markets. In addition, even if we succeed in convincing prospective customers and the market that our products are effective and provide real business benefits, our target customers may not choose them due to technical, cost, support or other reasons.

We are dependent on a limited number of product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition.

We derive significant portion of our revenues from sales of application platforms and integration products primarily under our uniPaaS and iBOLT brands , and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products would adversely affect our business, results of operations and financial condition.

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced, and in the future may continue to experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

•	The size and timing of orders;

•	The high level of competition that we encounter;

•	The timing of our products introductions or enhancements or those of our competitors or of providers of complementary products;

•	Market acceptance of our new products, applications and services;

•	The purchasing patterns and budget cycles of our customers and end-users;

•	The mix of product sales;

•	Exchange rate fluctuations;

•	General economic conditions; and

•	The integration of newly acquired businesses.

Our customers ordinarily require the delivery of our products promptly after we accept their orders. With the exception of contracts for services, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another could adversely affect our results of operations for the prior quarter. Our customers sometimes require an acceptance test for services we provide and as a result, we may have a significant backlog of orders for our services. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. In addition, this could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position or strategic strengths. During 2011 we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; and (iii) a software solution provider and a Business Partner of SAP.

Acquisitions involve numerous risks, including the following:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Initial dependence on unfamiliar supply chains or relatively small supply partners;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Mergers and acquisitions of high-technology companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

The revenues of our principal IT professional services subsidiary are dependent upon one key customer and a significant decrease in revenues from such customer could adversely affect our business, results of operations and financial condition.

The revenues of our principal IT professional services subsidiary are dependent upon Ericsson Inc., or Ericsson, which is currently our largest customer, accounting for 29% and 25% of our total revenues in 2010 and 2011, respectively. We do not know if, or for how much longer, Ericsson will continue to purchase the services of such subsidiary. A significant decrease in revenues from Ericsson may adversely affect our business, results of operations and financial condition.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop and sell solutions to their customers, referred to as ISVs or Magic Solution Providers, or MSPs, and also through system integrators. These independent MSPs then sell the applications they develop on the uniPaaS platform to end-users. In some regions, especially in Asia-Pacific, Eastern Europe, Spain, Italy, South America and a few countries in the Mediterranean area, we sell our products through regional distributors. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

We may lose independent distributors and we may not succeed in developing new distribution channels which could adversely affect our business, results of operations and financial condition.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from the sale of IT professional services. As a result of our acquisition of two IT consulting and staffing services businesses in 2010, the percentage of our revenues derived from IT professional services increased significantly compared to prior years. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins will decline in the future. Our software licenses revenues include the sale of third party software licenses, which have a lower gross margin than sales of our software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin.

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

Our widespread operations may strain our management, operational and financial resources and could adversely affect our business, results of operations and financial condition.

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

While our principal executive offices are located in Israel, 95% and 93% of our sales in 2010 and 2011, respectively, were generated in other countries. This subjects us to many risks inherent to international business activities, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Changes in regulatory requirements;

•	Export license requirements;

•	Economic or political instability;

•	Trade restrictions;

•	Changes in tariffs;

•	Currency fluctuations;

•	Difficulties in the collection of receivables;

•	Foreign tax consequences;

•	Greater difficulty in safeguarding intellectual property;

•	Difficulties in managing overseas subsidiaries and international operations; and

We may encounter significant difficulties in connection with the sale of our products and services in international markets as a result of one or more of these factors and our business, results of operations and financial condition could be adversely affected.

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses and/or loss of market share to other competitors in the SaaS market for our application platform as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

Currency exchange rate fluctuations in the world markets in which we conduct business could adversely affect our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. However, in 2010 and 2011, over 44% and 46% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan, Israel, the United Kingdom and South Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future.

Our future success will be largely dependent on the acceptance of future releases of our core technologies in the areas of application platforms, mobile development, such as cloud computing, and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

In 2008, we released a new generation of our eDeveloper application platform, branded uniPaaS. uniPaaS is compatible with previous versions of eDeveloper, adds cloud-based capabilities including rich internet applications, or RIAs, and mobile, and in the future will include PaaS capabilities. In 2011 we released a new release of uniPaaS with tighter integration with the .NET framework, and support for the BlackBerry mobile platform. Our future success will be in great measure dependent on the continued acceptance of uniPaaS. The continued acceptance of this product relies in part on the continued acceptance and growth of cloud markets including RIAs, mobile and SaaS, for which uniPaaS is particularly useful and advantageous. We will need to continue to enhance the uniPaaS product and if a new version of such product is not accepted, our business, results of operations and financial condition may be adversely affected.

Our efforts to increase our worldwide presence may not be profitable, which could adversely affect our business, results of operations and financial condition.

Our success in becoming a stronger competitor in the sale of application platforms and integration solutions is dependent upon our ability to increase our sales in all our markets, including, but not limited to the United States, Europe, Japan, APAC, India and South Africa. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

We compete in a market that is characterized by rapid technological changes. Other companies are also looking to offer Internet-related solutions, such as cloud computing, to generate growth. These other companies may develop technological or business model innovations in the markets we seek to address that are, or are perceived to be, equivalent or superior to our services. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our services. Our operating results depend on our ability to adapt to market changes and develop and introduce new services into existing and emerging markets.

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

If release dates of any future products or enhancements are delayed or if, when released, they fail to achieve market acceptance, our business, financial condition and results of operations would be adversely affected.

Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand of our existing products or services.

Adapting to evolving technologies can require that we put a significant amount of resources into the development, integration and marketing of those technologies as we productize them.  The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies that we have adapted and productized. This adaptation already required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution model and has required significant attention from management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies.

Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service would have a positive impact on our financial performance and could even result in lower revenue, lower margins and/or higher costs and therefore could negatively impact our financial performance.

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

Despite our regular quality assurance testing, as well as testing performed by our partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our ISV partners and system integrators over whom we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation. The professional liability insurance that we maintain may not be sufficient against potential claims.

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

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. We rely on a combination of trade secret and copyright laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We do not have any patents. Our policy is to require employees and consultants to execute confidentiality and non-compete agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

We are subject to litigation relating to intellectual property infringement. Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and could harm our business.

From time to time third parties have in the past, and may in the future, assert infringement claims against us or claim that we have violated a patent or infringed upon a copyright, trademark or other proprietary right belonging to them. Intellectual property litigation is expensive and any court ruling against us or infringement claim, even one without merit, could result in the expenditure of significant financial and managerial resources to defend any such claims, which will adversely affect our financial condition and results of operations.

In February 2010, a U.S. company filed a lawsuit against us and one of our subsidiaries, claiming an alleged breach by us and by our subsidiary of its intellectual property rights in connection with one of our products. In July 2011, we signed a settlement agreement with the plaintiff according to which we paid it a lump sum for future maintenance and support until 2018, subject to a complete release of all claims.

We may be unable to attract, train and retain qualified personnel, which could adversely affect our business, results of operations and financial condition.

In the event our business grows in the future, we will need to hire additional qualified personnel. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. We may not be able to attract the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could have an adverse effect on our business, financial condition and results of operations.

Because we are controlled by Formula Systems (1985) Ltd. and Asseco Poland S.A., investors will not be able to affect the outcome of shareholder votes.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, directly owned 18,690,352 or 51.1%, of our outstanding ordinary shares as of March 19, 2012. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 50.2% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law (see Item 6C). “Directors, Senior Management and Employees - Board Practices - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”), Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Asseco will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of external directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 governing internal control and procedures for financial reporting, which started in connection with our 2007 Annual Report on Form 20-F, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

Our share price has been very volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. While in 2009 and in 2010 our share price increased by 78% and 170%, respectively, in 2011 our share price dropped by 20%. Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

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

We do not have a dividend distribution policy and did not pay any cash dividends on our ordinary shares in the last five years except in January 2010. Future dividend distributions are subject to the discretion of our board of directors and will depend on various factors, including our operating results, future earnings, capital requirements, financial condition and tax implications of dividend distributions on our income, future prospects and any other factors deemed relevant by our board of directors. The distribution of dividends also may be limited by Israeli law, which permits the distribution of dividends only out of profits (as defined by Israeli law) or otherwise upon the permission of the court. You should not rely on an investment in our company if you require dividend income from your investment.

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

We are incorporated under the laws of, and our principal executive offices and manufacturing and research and development facilities are located in, the State of Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.  Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts.  A state of hostility, varying from time to time in intensity and degree, has led to security and economic problems for Israel.  In recent years, there was an escalation in violence among Israel, Hamas, the Palestinian Authority and other groups.  During 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.  Ongoing violence between Israel and the Palestinians as well as tension between Israel and other countries in the Middle East may have a material adverse effect on our business, financial condition and results of operations.

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

Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

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

We are currently eligible to receive tax benefits under programs of the Government of Israel. In order to maintain our eligibility for these tax benefits, we must continue to meet specific requirements. If we fail to comply with these requirements in the future, such tax benefits may be cancelled.

Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

We are incorporated in Israel and some of our directors and executive officers reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of some of our executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the

U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel. For more information regarding the enforceability of civil liabilities against us, our directors and executive officers, including the terms under which certain judgments may be enforced by an Israeli court, please see “Enforceability of Civil Liabilities.”

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. We follow Israeli law and practice instead of The NASDAQ Stock Market Rules regarding the requirement that our independent directors have regularly scheduled meetings at which only independent directors are present. As a foreign private issuer listed on the NASDAQ Global Select Market, we may also follow home country practice with regard to, among other things, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

ITEM 4.         INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were incorporated under the laws of the State of Israel in February 1983 as Mashov Software Export (1983) Ltd. and we changed our name to Magic Software Enterprises Ltd. in 1991. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or-Yehuda 60218, Israel, and our telephone number is +972-3-538-9292. Our U.S. subsidiary, Magic Software Enterprises Inc., is located at 23046 Avenida de la Carlota, Laguna Hills, CA 92653. Our website address is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

We develop, market and support uniPaaS, an application platform for developing and deploying business applications, and iBOLT, a platform for application integration. We also offer IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, and supplemental staffing services. The uniPaaS and iBOLT platforms enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. As an IT technology innovator, we have 28 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications. Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and MSPs. In addition, we sell our iBOLT technology for business application integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft Sharepoint or other eco-systems.

On January 17, 2010, we purchased the consulting and staffing services business of a U.S.-based IT services company. The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.

In November 2010, we signed a global alliance agreement with MicroStrategy® Incorporated (NASDAQ: MSTR), a leading worldwide provider of business intelligence software, enabling us to deliver an integrated business intelligence solution to our uniPaaS and iBOLT customers worldwide. In February 2012, MicroStrategy Incorporated was positioned in the ‘Leaders’ Quadrant of the “Gartner 2012 Magic Quadrant for Business Intelligence Platforms Report.”

On January 1, 2011, we acquired a 51% ownership interest in our South African distributor, Magix Integration, and an option to increase our holdings to 75%. On April 1, 2011, we exercised that option and on October 1, 2011, we increased our interest to 100% of the shares of Magix Integration. Out of the total consideration of $3.2 million, $2.5 million was paid as of December 31, 2011 and the remainder will be paid during 2012. Magix Integration specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. We believe that this acquisition will contribute to our growth and further strengthen our presence in the region.

On December 27, 2011, we completed the acquisition of the AppBuilder activity of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions, for $13.5 million. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

In 2011, we continued to work closely with IBM as an Advanced Partner in the IBM Partnerworld for Developer Business Partner program and as a Member Partner of IBM Partnerworld for Software. IBM has awarded us with its ServerProven® certification for our uniPaaS and iBOLT products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs. We are also part of IBM’s System i Tools Innovation Program. As part of our activities with IBM’s customers and business partners, we released a special edition of iBOLT for Oracle JD Edwards, targeted at users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

Our capital expenditures for the years ended December 31, 2009, 2010 and 2011, were approximately $0.6 million, $0.6 million and $0.5 million, respectively. These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

B.	Business Overview

Industry Overview

In recent years the multiplication of enterprise applications has led to a level of complexity of an enterprise’s information system that is obstructing business progress and evolution, reducing business agility and often resulting in multiple versions of similar data objects, such as customer records. We believe that one of the main challenges modern enterprises face today is “creating a real time single view of the truth,” which is the better way to make effective and relevant business decisions. Business integration is employed to facilitate this. Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises. Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly. Given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions. We recognized this trend and emerging need when we designed iBOLT.

Another major evolution in enterprises is the trend of reusing IT assets, such as enterprise applications, which is driving the move towards service oriented architecture, or SOA. Due to the large investments in enterprise applications, such as ERP and CRM, on the one hand, and the accelerating business change, on the other hand, organizations need to find a way to continue to leverage their IT investments while increasing their ability to change business processes and support new ones. The software industry’s response is a new SOA, a new paradigm of application development, service oriented development architecture, and composite applications. Most of these involve metadata (which is data that describes other data, similar to a table of content describing a book), rather than traditional programming. We have developed and enhanced this paradigm over the last 28 years, and we believe that we have one of the largest installed-base of products employing such technology.

We believe that enterprise mobility is a very important trend that will have a significant impact on IT industry. Organizations that wish to accelerate their business performance must incorporate enterprise mobility as a fundamental component of their strategic plans. Enterprises will look to seamlessly mobilize their core activities, integrating back-office and front-end user experiences, so that enterprise mobile users will be able to perform real-time business tasks from any location at any time using any smartphone (or tablet). With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprises need to be able to develop device-independent and future-proof business solutions for fast, simple, and cost-effective mobile deployment.

Cloud computing is another major trend that is changing the way businesses buy IT services.  New cloud computing technologies, which deliver greater agility and more meaningful cost savings to businesses, make hosting even more compelling for a broader market. Mobile, cloud and SaaS are each becoming a well-established phenomenon in some areas of enterprise IT. These are growing into mainstream options for software-based business solutions and will affect most of enterprise IT departments in the next three years in one way or another. It appears that SaaS and cloud enabled application platforms are becoming dominant players in the growing SaaS application industry. We are developing our technology to provide the functionality of a cloud-enabled application platform as a result of the growing demand from application vendors to repackage their applications as a SaaS offering.

General

Our technology enables enterprises to accelerate the process of building and deploying business software applications that can be rapidly customized to meet current and future needs. Our development, deployment and integration products empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery and integration of business applications, systems and databases. Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIAs and SaaS. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. It also allows developers to stage multiple applications before going live in production.

We address the critical business needs of enterprises so that they are able to quickly respond to changing market forces and demands. Robust business solutions are created, deployed and maintained with unrivaled productivity and time-to-market results. Our development paradigm is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources.

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

After the launch of our mobile offering on Windows 6.5 smartphones and BlackBerry smartphones, our customers and partners (especially in Japan and the U.S.) began to develop and deploy a variety of mobile applications in many different markets and industries. Some recent leading examples of implementations of our mobile offering include:

•	UK-based Cape plc developed a fully certified mobile solution that enables construction site managers to access integrated data from a wide range of enterprise systems and multiple databases, all on a single screen on their mobile device.

•	US-based Dove Tree Canyon Software developed a RIA-based solution for deploying its next-generation warehouse management software over mobile devices.

•	In Japan, Takatoshi developed a Windows Mobile-based solution that uses a mobile device with a Bluetooth-enabled barcode reader to automate the entire order process for industrial waste disposal, including manifest management, billing, and archiving.

•	Synbra, a Netherlands-based manufacturer of raw and processed materials for protective packaging and insulation solutions for the construction industry, developed a RIA-based solution that delivers information from the company’s internal portal directly to employees’ smartphones.

•	Shlomo Sixt, the Israel-based leader in private and commercial operational car leasing, rental, and sales, developed a mobile fleet management solution, enabling fieldworkers to use their smartphones to manage in real time car delivery and return processes, and also to integrate the data with back-end systems.

Our Products

The underlying principles and purpose of our technology are to provide:

•	Simplicity – the use of code-free development tools instead of hard coding and multiple programming languages.

•	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks.

•	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability.

•	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

•	Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

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

Our uniPaaS application platform was acknowledged in Gartner’s 2011 Magic Quadrant for Enterprise Application Servers and Gartner placed in the Visionaries quadrant. In its report, Gartner presents uniPaaS as a highly productive development platform and notes the strong focus on RIA and mobile, making the product particularly attractive to companies that look at mobility as a strategic business initiative.

In May 2011, we launched the Blackberry client of our uniPaaS offering for mobile development and deployment of enterprise applications. During the first half of 2012, we intend to release the additional clients for iOS and Android platforms. Our mobile offering successfully addresses even the most complex work flow scenarios, such as deployment of multiple core enterprise applications across multiple back-end systems, and targets the widest range of smartphones, without compromising functionality or security. This versatile solution enables smartphone users not only to access a vast array of mobile applications, but also to perform any business task, such as securely accessing ERP, CRM, or HR systems, in real-time and from any location, with the user-friendly experience of their mobile phone. Mobile technology is the fastest growing area of software development in the world today. According to Gartner, in 2010, worldwide smartphone sales to end users totaled approximately 300 million units, an increase of 72% as compared with 2009. Enterprise mobile users throughout the global business community (numbering 1.19 billion by 2013, and accounting for 34.9% of the workforce, according to a recently published IDC forecast) want and expect to be connected to their core enterprise systems from their mobile devices wherever they are; in business meetings, in transit, or out to lunch.

In July 2011, we released uniPaaS 2.0, which enables developers and enterprises to develop solutions in a highly productive metadata-driven development environment, while enhancing their software offerings with a rich, engaging, standardized and modern user interface. The uniPaaS 2.0 deployment platform is based on the .NET Framework and enables seamless migration of any legacy Magic application to .NET with minimal effort. uniPaaS 2.0 provides a simple and gradual migration path from Client/Server applications to RIA deployment and provides new and improved RIA deployment features. It also provides native mobile clients the ability to fully support the development and deployment of mobile applications.

iBOLT Integration Platform

The iBOLT integration platform is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. iBOLT allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, BPM, and SOA infrastructure.

iBOLT allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, we released iBOLT 3.2 and since then we have continued to develop the iBOLT channel and entered into agreements with additional system integrators, consultancies and service providers, who acquired iBOLT skills and offer iBOLT licenses and related services to their customers. Increasing the usability and life span of existing legacy and other IT systems, iBOLT allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction. We also offer special editions of iBOLT targeted at specific enterprise application vendor ecosystems, such as SAP, JD Edwards or Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

AppBuilder Application Platform

On December 27, 2011, we completed the acquisition of the AppBuilder activity of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a development environment used for managing, maintaining and reusing the complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition and overlook technical hurdles. AppBuilder developers define the business roles and prior to deployment the code is generated from the development environment to the required run time environment. Several large ISVs have built state of the art applications that are deployed through many customers.

AppBuilder implements a model driven architecture approach to application development. It provides the ability to design an application at the business modeling level and generate forward to an application. AppBuilder has a platform-independent, business-rules language that enables generation to multiple platforms. It is possible to generate the client part of an application as Java and the server part as COBOL. As businesses change, the server part can be generated as Java without changing the application logic. Only a simple configuration option needs to be changed.

AppBuilder contains everything a development environment needs to create any type of simple or complex business application with platform-independent functionality, including:

•	System administration security controls for scope and permissions;

•	Migration, testing, and deployment functions;

•	Architecture-independent development;

•	An integrated toolset for designing, developing, and deploying applications;

•	Object-based components managed from host, server, or client repositories;

•	Support for Java/J2EE, COBOL, C#, and C programming languages;

•	An efficient, cross-platform code generation facility;

•	Ready-to-use business logic and libraries;

•	A remote prepare facility for mainframe development;

•	Multiple language user interface support; and

•	DBCS support.

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

uniPaaS, our metadata driven application platform, is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources. uniPaaS offers our customers - ISVs, system integrators and enterprises - the following benefits:

•	Faster Time to Market. uniPaaS eliminates the difficulties and costs of developing distinct client and server paradigms and partitioning.

•	Lower Total Cost of Ownership. When deployment is required uniPaaS automatically instructs the business logic to the various technical components, saving the need for human intervention or planning and enabling deployment at an unprecedented low cost of ownership.

•	Deployment Flexibility. Unique to the market, uniPaaS gives users the power to choose how they deploy their applications, whether full client or web, on-premise or on-demand, software or SaaS.

•	Scalability and Adaptability. uniPaaS enables application owners to move from full client mode to RIAs, mobile and SaaS and back again as business situations and demands change.

•	Portability. uniPaaS can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform can also be deployed on other supported platforms.

•	Database Access and Technology Independence. Our technology can easily move data across platforms and convert the data from one database format to another.

•	Comprehensiveness. uniPaaS incorporates all aspects of the development and deployment process, which usually requires organizations to buy and integrate multiple and diverse server and client paradigms.

•	Global Experience and Expertise. uniPaaS leverages many years of research and development, including applied customer experience and feedback.

We believe that iBOLT offers our customers and partners the following benefits:

•	Time to Market. Based on our customers’ experience and feedback, we believe that iBOLT’s services, components and wizards allow for faster project delivery.

•	Cost Effectiveness. Many vendors design their business logic in a way that’s so complex; customers can barely use it. iBOLT’s graphical business flow editor allows users to easily and intuitively configure their business processes, ensuring that their end project is practical, usable and gives value for their investment.

•	Comprehensiveness. iBOLT is a comprehensive integration technology stack, guaranteeing powerful and cost-effective integration for any business scenario.

•	Deployment Flexibility. iBOLT has a significant range of built-in certified and optimized adaptors to maximize the integration flexibility and intuitive use.

•	Scalability and Adaptability. iBOLT is used by hundreds of companies of every size in almost every industry sector worldwide and is responsible for tens of millions of transactions daily.

•	Global Experience and Expertise. iBOLT leverages years of research and development, including applied customer experience and feedback. uniPaaS stands at the core of the iBOLT integration suite, from studio to its actual deployment.

Special editions of iBOLT with optimized adaptors are available to expand the capabilities of the most commonly used ERP and CRM packages, including SAP Business One, SAP Business All-in-One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i Series, Lotus Notes and Lotus Domino, HL7,Microsoft Dynamics CRM and Microsoft Sharepoint.

Our Strategy

Our goal is to be recognized as a significant global player in the application platform and business integration markets. We focus on providing technology, applications and IT consulting and staffing services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are to:

•	Develop and up-sell to our installed base and partner community by leveraging our solutions (uniPaaS, iBOLT and professional services);

•	Utilize connectivity/integration solutions (iBOLT based) in existing ecosystems (SAP, Salesforce.com, JD Edwards, Lotus Notes and Lotus Domino, HL7, Microsoft Dynamics CRM and OEMs) to enlarge our installed base;

•	Strengthen our alliances with SAP, Salesforce.com, Oracle JD Edwards and IBM i;

•	Develop additional alliances with leading application vendors and develop offerings and partner programs for their ecosystems, such as Oracle’s JD Edwards and Salesforce.com;

•	Focus on recruiting OEM partners that will incorporate our iBOLT integration technology into their product offerings;

•	Promote uniPaaS (RIAs, mobile and SaaS platforms) into the mid- and upper-markets of both enterprises and ISVs;

•	Increase the number of software houses and ISVs that use uniPaaS to build their applications;

•	Enlarge` Magic’s global community of developers

•	Focus our sales efforts on our core products, uniPaaS and iBOLT;

•	Focus our efforts on further building a strong partner base of system integrators, ISVs, distributors, resellers, OEMs, eco-systems partners and consulting partners of our core technologies.

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

During 2011, our research and development focused on the following products:

•	uniPaaS: In July 2011, we released uniPaaS 2.0, which enables developers and enterprises to develop solutions in a highly productive metadata-driven development environment, while enhancing their software offerings with a rich, engaging, standardized and modern user interface.

•	In May 2011, in response to market demand, we launched our new mobile offering for the development and deployment of mobile enterprise applications for BlackBerry smartphones or tablets.

•	RIA Technology: We continued to develop our RIA capabilities with an enhanced version of uniPaaS and RIA client module. We are currently working on developing new RIAs for additional mobile phone platforms (or tablets) such as Android and iPhone.

•	Hermes software. We continued to develop the Hermes software solution for air cargo handling. HERMES Release 4.5, which was released in the beginning of 2012, incorporates new and advanced functionality. During 2011, HERMES Release 4.0 was deployed by new and existing customers across the globe, and the deployment of version 4.5 to new and existing customers will continue throughout 2012. We intend to begin the development of HERMES Release 5.0 in the second half of 2012, which will focus on a technology platform migration.

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

Maintenance. We offer our customers annual maintenance contracts providing for unspecified upgrades and new versions and enhancements for our products on a when-and-if-available basis for an annual fee.

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

IT Strategic Consulting and Staffing Services

We provide a broad range of consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Our wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc. provide IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. The technical personnel we provide generally supplement the in-house capabilities of our clients. Our approach is to make available to our clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas. We have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our client list includes major global telecoms, OEM’s and engineering, furnish and installation service companies. We have built long-term relationships with our clients by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our clients’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2009	2010	2011
	(In thousands)
Software sales	$17,261	$20,111	$23,110
Maintenance and technical support	13,821	14,407	16,751
Consulting services	24,268	54,060	73,467
Total revenues	$55,350	$88,578	$113,328

	Year ended December 31,
	2009	2010	2011
	(In thousands)
Israel	$3,614	$4,405	$7,982
Europe	22,516	21,788	24,351
United States	18,485	48,888	60,727
Japan	8,895	10,806	12,111
Other	1,840	2,691	8,157
Total revenues	$55,350	$88,578	$113,328

Industries that are significantly represented by our partners include finance, insurance, government, health care, logistics, manufacturing media, retail and telecommunications. Our uniPaaS and iBOLT technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are MSPs (ISVs), including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following:

Adecco Nederland Agricultural Bank of China Allstate Life Insurance Anritsu Auchan AXA Bank Leumi Bank of Cyprus UK BNP Paribas BSkyB Carrefour CBS Outdoor CCV Club Med Eldan

Electra

Ekro

Euroclear

Factory Master

Finanz Informatik

Franken Brunnen

Fujitsu-ten, Gakken

GE Capital

GGD Amsterdam

Groupe Flo

Hebrew University of Jerusalem

HONDA

Immobilier

ING Commercial Finance Industry Industrial Bank of Korea

Japan Chamber of Commerce Lloyds Bank

Menzies (John Menzies plc)

Nespresso, Nintendo

Rabobank

RDC Datacentrum

Rosenbauer

Staff Development Management Systems (SDMS Ltd)

SECOM Techno Service

Symbra

Tecan

TOA

Total Temenos

Vinci

Sales, Marketing and Distribution

We market, sell and support our products through our own subsidiaries, as well as through a global channel-network of ISVs, system integrators, value-added distributors and resellers, as well as OEM and consulting partners. Our own sales force is based in our regional offices in the United States, Japan, the United Kingdom, France, South Africa, Germany, the Netherlands, Hungary, India and Israel, and through local distributors elsewhere, our channel-network is present in about 50 countries worldwide.

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

As of December 31, 2011, we had approximately 124 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales. We maintain an indirect sales channel for iBOLT, through our ecosystem business relationships, as well as via system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for uniPaaS through ISVs and system integrators, who use our application platform to develop and deploy different applications selling them to their end-user customers. We carry out marketing activities with our indirect channels which increased the number of new channel partners for both uniPaaS and iBOLT during 2011.

Distributors. In general, we distribute our products through local distributors in those countries where we do not have a sales office. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors that are also MSPs are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have approximately 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs. In general, we resell our products through VARs that extend their capabilities with our offerings. These include SAP VARs.

Global Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our solutions offerings. Among our activities, we focus on online marketing, including a content-rich website translated to a few local languages, social networks communication, search engine optimization, on-line advertising, public relations, case studies, industry analyst relations, an extensive program of Internet-based webcasts, attendance at conferences and trade shows and lead generation campaigns around key professional white papers and webinars. We conduct distributor and user conferences to update our worldwide affiliates and user base on our new product offerings, marketing and promotional activities, pricing, good practices, technical information and the like. In 2011, we expanded our Facebook, Twitter and LinkedIn communities, which now include thousands of loyal and active followers.

In light of the increased impact of cloud and enterprise mobility technologies on the IT landscape, in 2011 we initiated a strategic marketing repositioning initiative that is intended to lead to a complete rebranding of our products’ look and feel, messages and product architecture as well as a refreshed definition of our market positioning, value proposition and corporate values.

To expand our community of developers and reach out to new audiences around the world, in January 2011 we launched a campaign offering uniPaaS Jet as a freely downloadable, single user edition of the uniPaaS application platform. uniPaaS Jet is an ideal gateway for new developers who want to join Magic Software’s global community and  take advantage of new opportunities as their businesses grow. Thousands of developers around the world have already downloaded, learned, and used uniPaaS Jet, and we are confident that this campaign will increase their understanding, awareness and adoption of our application and integration platforms.

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

•	Salesforce.com. In late 2007, we joined the partners’ program of Salesforce.com and became AppExchange certified. This enables us to address the Salesforce.com ecosystem and introduce our iBOLT for Salesforce.com to its partners and customers. Since then, we have participated in Salesforce.com’s regional Success Tours, Tour-de-Force events, as well as launched our iBOLT for Salesforce.com at Dreamforce Europe 2008 in May in London, and participated at Dreamforce U.S. in November 2008, where we released the advanced version of iBOLT for Salesforce.com. During 2009, we participated in Salesforce.com’s U.S. and EMEA cloud events. We have signed partnerships and already implemented our solutions with customers in the United Kingdom, the United States, Germany and Israel. Together with nefos GmbH, we won the integration award at the 2010 Cloudforce event in Munich, Germany. Cloudforce Munich is one of the largest cloud computing events in Europe. We and nefos received the award (the only award of the event) for our outstanding achievements in integrating Salesforce.com and SAP in a customer project. In 2011 we continued participating at different Salesforce.com events: CloudForce London, DreamForce San Francisco and DreamForce Munich.

•	Oracle JD Edwards. Since late 2006 we have been actively marketing iBOLT to users of Oracle’s JD Edwards ERP Systems. We are Platinum Sponsors of the Quest International Users Group and promote our solutions to users of JD Edwards Enterprise One and JD Edwards World at Oracle Collaborate, Oracle Open World and UKOUG events. We have recruited more than a dozen partners and continue to win new customer deals related to our JD Edwards business.

•	Microsoft Sharepoint. On July 11, 2011, we announced at the Microsoft Worldwide Partner Conference in Los Angeles that Microsoft Corp. partners are now eligible for a SpeedTrack Authorization Program to offer the iBOLT integration platform for Microsoft SharePoint 2010, JD Edwards and PeopleSoft. Companies deploying these systems can use Magic Software’s iBOLT Integration for Microsoft SharePoint 2010 to share information through their SharePoint 2010 deployment.

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

With the introduction of uniPaaS in mid-2008, we further shifted our activities from the integrated development environment market, in which we were competing with eDeveloper in the past, towards the application platform and web oriented architecture market. Our current competitors include Cordys, IBM, Microsoft, Adobe, Oracle, Progress Software, SAP Sybase, AntennaIn the iBOLT integration market, our competitors include Microsoft BizTalk, Informatica, TIBCO, Talend, Pervasive and Software AG Additional competitors may enter each of our markets at any time. Moreover, our customers may seek to develop internally the products that we currently sell to them and thereafter they may also compete with us.

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

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 50.2% controlling interest in our controlling shareholder Formula Systems, an Israeli company (NASDAQ: FORTY). Formula Systems beneficially owns 51.1% of our outstanding ordinary shares. Formula Systems is an international IT company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and producing computer-based solutions. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries as of December 31, 2011:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc	Delaware	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
CarPro Systems Ltd.	Israel	100%
Fusion Solutions, LLC	Delaware	100%
Xsell Resources Inc.	Pennsylvania	88%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	95%
Complete Information Technology Ltd	Israel	100%
Appbuilder Solutions UK	United Kingdom	100%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 39,321 square feet of space that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We pay an aggregate annual rent of $0.4 million for the facilities under a lease agreement expiring in December 2014. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; and Bracknell, the United Kingdom. The aggregate annual cost for such facilities was $1.3 million in the year ended December 31, 2011.

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

Background

We were incorporated under the laws of Israel in February 1983 and began operations in 1986. Our ordinary shares were listed on the NASDAQ Stock Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 and on January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, and since December 15, 2011 we are included in the Tel-Aviv Stock Exchange TA-100 Index. We develop market, sell and support an application platform and business and process integration solutions. We have 20 wholly-owned subsidiaries, incorporated in the United States, Europe, Asia, South Africa and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and three of our subsidiaries provide IT consulting and staffing services.

Overview

We develop market, sell and support uniPaaS, an application platform for software development and deployment, and iBOLT, a platform for business integration and BPM. Both uniPaaS and iBOLT enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications. Our application platform, uniPaaS, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our iBOLT technology for business integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications. We refer to these vendor-centered market sectors as ecosystems.

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

During 2011, we generated cash flows from operations of $15.2 million, compared to $14.4 million in the previous year. Our cash and cash equivalents, together with our short-term investments, were $32.1 million as of December 31, 2011, compared with $46.5 million as of December 31, 2010.

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

Segments

Historically, we reported our results on the basis of one reportable segment, which was comprised of two reporting units. During 2010, as a result of a change in our management structure associated with the acquisition of a U.S.-based IT consulting and staffing services business in January 2010, we began to report our results on the basis of two reportable business segments: software services and IT professional services, each of which has one reporting unit. The reporting unit of our IT professional services segment is comprised of our three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., and the reporting unit of our software services segment is comprised of all of our other subsidiaries. Set forth below is segment information for the years ended December 31, 2009, 2010 and 2011.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2009
Total revenues	$43,120	$12,230	$-	$55,350
Expenses	36,448	11,048	3,596	51,092

Operating income (loss)	$6,672	$1,182	$(3,596)	$4,258

2010
Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240

Operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

2011
Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611

Operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are converted into dollars in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters.” The majority of our sales are made outside of Israel and a substantial part of them is in dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured using the foreign exchange rate in effect at each balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date. Operational accounts have been translated using the average exchange rate prevailing during each year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), related professional services, maintenance and technical support as well as from other IT professional services. We sell our products primarily through direct sales force and indirectly through distributors.

As required by ASC 985-605, “Software Revenue Recognition,” or ASC 985-605, we determine the value of the software component of our multiple-element arrangements using the residual method when vendor specific objective evidence, or VSOE, of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue. Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

We account for our software sales in accordance with ASC 985-605. Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

Our revenues from maintenance and support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

We generally do not grant a right of return to our customers. When a right of return exists, we defer revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services both related to software services and IT professional services segments consists of billable hours for services provided and is recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2009, 2010 and 2011, no such estimated losses were identified.

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

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis, by the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated useful life of the product (three to five years). We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the assets over their remaining economic useful lives can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2009, 2010 and 2011, no impairment losses have been identified.

Business Combinations

We account for business combinations following ASC 805 “Business Combinations,” which requires that we allocate the purchase price of acquired companies to the tangible and intangible assets acquired and liabilities assumed, as well as to in-process research and development based on their estimated fair values. In addition, we expense acquisition-related expenses and restructuring costs as they are incurred. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired companies and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, among other things, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; (iii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

In connection with purchase price allocations, we estimate the fair value of the support obligations assumed in connection with acquisitions. The estimated fair value of the support obligations is determined utilizing a cost build-up approach. The cost build-up approach determines fair value by estimating the costs related to fulfilling the obligations plus a normal profit margin. The sum of the costs and operating profit approximates, in theory, the amount that we would be required to pay a third party to assume the support obligation. See Note 3 to our consolidated financial statements for additional information on accounting for our recent acquisitions.

Variable Interest Entities

ASC 810, “Consolidation,” provides a framework for identifying variable interest entities, or VIEs, and determining when a registrant should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

The assessment of whether an entity is a VIE and the determination of the primary beneficiary requires judgment and involves the use of significant estimates and assumptions. Those include, among other things, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimates of whether a group entity can finance its current activities, until it reaches profitability, without additional subordinated financial support.

Effective January 1, 2010, we adopted an updated guidance for the consolidation of VIEs. The guidance implements a qualitative approach, based on which an enterprise should consolidate a VIE if it has both (i) the power to direct the economically significant activities of the entity; and (ii) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a VIE is required to be evaluated continuously as changes to existing relationships or future transactions.

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

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

We operate in two operating segments, each of which is comprised of one reporting unit. Goodwill was allocated to the reporting units at acquisition. We follow ASC 350, “Intangibles – Goodwill and Other,” or ASC 350, and perform our goodwill annual impairment test for our two reporting units at December 31 of each year, or more often if indicators of impairment are present.

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

As required by ASC 820, “Fair Value Measurements and disclosures,” or ASC 820, we apply assumptions that market place participants would consider in determining the fair value of each reporting unit.

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

Since the fair value of our two reporting units exceeded their carrying amount, no impairment losses were recognized in 2009, 2010 and 2011.

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the years ended December 31, 2009, 2010 and 2011, no impairment indicators have been identified.

As required by ASC 820, we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of distribution rights, acquired technology and customer relationships, and are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology were amortized on a straight line basis and customer relationships was amortized on an accelerated method basis over a period between 4 and 15 years based on the customer relationships identified.

Marketable Securities

We account for investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities,” or ASC 320. Our management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Our marketable securities consist mainly of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends.

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

For declines in value of debt securities we apply an amendment to ASC 320. Under the amended impairment model, an other-than-temporary impairment loss is deemed to exist and recognized in earnings if management intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis. If the criteria mentioned above, does not exist, we evaluate the collectability of the security in order to determine if the security is other than temporary impaired.

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

We did not record any impairment of marketable securities in 2009, 2010 and 2011.

Stock-based compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation,” or ASC 718. ASC 718 requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model. The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees' historical option exercise behavior.

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

Contingencies

From time to time, we are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. We accrue a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Fair Value Measurements

We account for certain assets and liabilities at fair value under ASC 820. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Accounting for income tax

We account for income taxes in accordance with ASC 740, “Income Taxes,” or ASC740. ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits for the years ended December 31, 2009, 2010 and 2011 were $(217,000), $874,000 and $724,000, respectively.

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

Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs. Cost of revenues is affected by changes in the mix of revenues sold; price competition; sales discounts; fluctuation of exchange rates; and increases in labor costs. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

Research and Development Expenses, Net. Research and development costs consist primarily of personnel expenses of employees engaged in on-going research and development activities, subcontracting and other related expenses. The capitalization of software development costs is applied as reductions to gross research and development costs to calculate net research and development expenses.

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2009	2010	2011
	(U.S. dollars in thousands)
Gross research and development costs	$4,438	$5,667	$7,269
Less capitalized software development costs	(3,128)	(3,595)	(5,222)
Research and development expenses, net	$1,310	$2,072	$2,047

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing programs and campaigns, website related expenses, public relations, on-line advertising, industry analyst relations, promotional materials, travel expenses and conferences and trade shows exhibit expenses, as well as amortization of acquired customer relationships.

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2009	2010	2011
Revenues:
Software	31.2%	22.7%	20.4%
Maintenance and technical support	25.0	16.3	14.8
Consulting services	43.8	61.0	64.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	9.7	6.0	5.1
Maintenance and technical support	4.0	2.3	2.0
Consulting services	33.8	49.7	52.3
Total cost of revenues	47.5	58.0	59.4
Gross profit	52.5	42.0	40.6
Operating costs and expenses:
Research and development, net	2.4	2.3	1.8
Selling and marketing,	27.7	19.8	17.8
General and administrative	14.8	9.2	8.1
Other income, net	3.6	-	-
Total operating expenses, net	41.3	31.3	27.7
Operating income	11.2	10.7	12.9
Financial income (expenses), net	0.4	(0.3)	0.2
Other income, net	0.1	0.2	0.1
Income before taxes on income	11.7	10.6	13.2
Tax benefit (taxes on income)	(0.6)		0.2
Net income attributable to non-controlling interests	-	-	(0.1)
Net income attributable to Magic’s shareholders	11.1	10.6	13.3

Year Ended December 31, 2011 Compared With Year Ended December 31, 2010

Revenues. Revenues in 2011 increased by 28% from $88.6 million in 2010 to $113.3 million in 2011. Revenues from software services increased by 25% from $46.3 million in 2010 to $58.1 million in 2011, as a result of increased sales of licenses and related professional services mainly in Japan and Europe. Revenues from IT professional services increased by 30% from $42.3 million in 2010 to $55.2 million in 2011, primarily as a result of increase demand for our professional services in the U.S.

Revenues from sales of licenses increased by 6% from $16.6 million in 2010 to $17.6 million in 2011. Revenues from sales of applications increased by 60% from $3.5 million in 2010 to $5.6 million in 2011. The increase in sales of licenses and applications was primarily due to an increase in demand for our proprietary and non-proprietary software in Japan, Europe and Israel, as well as from the acquisition of a software solution provider in May 2011. Revenues from maintenance and technical support increased by 17% from $14.4 million in 2010 to $16.8 million in 2011, primarily as a result of the increase in license revenues and the acquisition of Magix Integration, our former distributor in South Africa. Revenues from IT consulting services increased by 36% from $54.1 million in 2010 to $73.5 million in 2011, primarily as a result of increased demand for our professional services in the U.S., as well as from the acquisition of a software solution provider in May 2011 and the acquisition of Magix Integration, our former distributor in South Africa, in January 2011.

The following table presents our revenues by geographical market for the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011
	(In thousands)
Israel	$4,405	$7,982
Europe	21,788	24,351
United States	48,888	60,727
Japan	10,806	12,111
Other	2,691	8,157
Total revenues	$88,578	$113,328

Cost of Revenues. Cost of revenues increased by 31% from $51.4 million in 2010 to $67.3 million in 2011. Cost of revenues for licenses remained constant at $3.7 million in 2010 and 2011. Cost of revenues for applications increased by 31% from $1.6 million in 2010 to $2.1 million in 2011, mainly due to the increase in application revenues in Japan and Europe. Cost of revenues for maintenance and technical support remained relatively constant in 2010 and 2011, with costs of $2.1 million and $2.2 million, respectively. Cost of revenues for IT consulting services increased by 34% from $44.1 million in 2010 to $59.2 million in 2011, primarily as a result of increased demand for our professional services in the U.S., as well as from the acquisition of a software solution provider in May 2011 and the acquisition of Magix Integration, our former distributor in South Africa in January 2011. Cost of revenues for the years ended December 31, 2010 and 2011 include $2,000 and $4,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Profit. Gross profit in 2011 was 41% compared to gross profit of 42% in 2010. The decrease in our gross profit margin was mainly due to the change in the mix of our revenues, primarily resulting from the increase in IT consulting services revenues, which carry lower margins than our revenues from licenses and maintenance and technical support.

Research and Development Expenses, Net. Gross research and development costs increased by 28% from $5.7 million in 2010 to $7.3 million in 2011. Net research and development expenses stayed consistent in 2011 and 2010 with expenses of $2.0 million and $2.1 million, respectively. In 2011, we capitalized $5.2 million of software development costs compared to $3.6 million in 2010. The increase in gross research and development costs and capitalization costs is due to an increase in research and development activity in 2011, primarily related to the intensive investment in our mobile and cloud offerings, as well as the appreciation of the U.S. dollar against the NIS, which increased the U.S. dollar value of our NIS denominated costs. Net research and development costs as a percentage of revenues was 1.8% in 2011 compared to 2.3% in 2011. Research and development expenses for the years ended December 31, 2010 and 2011 include $61,000 and $54,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 15% from $17.5 million in 2010 to $20.1 million in 2011. Selling and marketing expenses as a percentage of revenues decreased to 18% in 2011 compared to 20% in 2010. The increase in absolute amount in selling and marketing expenses is primarily due to the amortization of intangible assets associated with acquisitions completed in 2010 and 2011, an increase in sales commissions resulting from the increase in our revenues and an increase in worldwide selling and marketing activities. Selling and marketing expenses for the years ended December 31, 2010 and 2011 include $75,000 and $92,000 respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 12% from $8.2 million in 2010 to $9.2 million in 2011. General and administrative expenses as a percentage of revenues decreased to 8% in 2011 compared to 9% in 2010. The increase in absolute amount in general and administrative expenses is primarily due to the acquisitions of subsidiaries consolidated for the first time this year as well as an increase in expenses related to share based compensation to employees. General and administrative expenses for the years ended December 31, 2010 and 2011 include $162,000 and $483,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net. We recorded other income, net of $0.2 million in 2010 compared to $0.1 million in 2011. Other income, net in 2010 and 2011 is attributable to proceeds from the sale of the assets of CarPro Systems Ltd. in December 2006 recorded on a cash basis.

Financial Income (Expenses), Net. We had financial expenses, net of $0.2 million in 2010 and financial income net, of $0.2 million in 2011. Our financial expenses, net in 2010 was primarily due to the depreciation of the Euro against the U.S. dollar, which adversely affected the U.S. dollar value of Euro denominated assets, including cash and accounts receivable. Our financial expenses, net in 2011 was primarily due to interest received on bank deposits offset by depreciation of the British pound against the U.S. dollar, which adversely affected the U.S. dollar value of British pound denominated assets and finance expenses related to acquisition.

Tax Benefit (Taxes on Income). We recorded a tax benefit of $0.1 million in 2010 compared to a tax benefit of $0.2 million in 2011. The tax benefit in 2010 was derived primarily from an increase in a deferred income tax asset recorded with respect to carryforward tax losses in Israel, reversing a previous valuation allowance on a deferred income tax asset. The tax benefit in 2011 was derived from a change in a deferred income tax asset recorded with respect to carryforward tax losses in Israel.

Net Income. We recorded net income of $15.0 million in 2011 compared to net income of $9.4 million in 2010. The increase in net income in 2011 is attributable to the increase in our operations, mainly in the Japanese, European and U.S. markets as well as to the contribution of our most recent acquisition of our South African distributor.

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

Impact of Currency Fluctuations and of Inflation

Our financial statements are stated in U.S. dollars, our functional currency. However, a substantial portion of our revenues and costs are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. The depreciation of such other currencies in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in those other currencies (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in such other currencies or receivables payable in such other currencies (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in such other currencies would increase. Conversely, the appreciation of any currency in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.

In addition, while we incur a portion of our costs in NIS, the U.S. dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is (or is not) offset, or is offset on a lagging basis, by a devaluation of the NIS in relation to the U.S. dollar.

Because exchange rates between the NIS, Euro, Japanese Yen and the British pound and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that in the future our results of operations may not be adversely affected by currency fluctuations.

The following table sets forth, for the periods indicated, (i) depreciation or appreciation of the U.S. dollar against the most important currencies for our business, the NIS, Euro, Japanese yen, the British pound; and (ii) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2007	2008	2009	2010	2011
New Israeli Shekel	9.9%	1.2%	0.7%	6.4%	(7.1)%
Euro	11.7%	(5.3)%	3.5%	(7.4)%	(3.2)%
Japanese Yen	6.2%	23.1%	(1.4)%	13.4%	5.0%
British Pound	2.2%	(27.2)%	10.9%	(4.4)%	(0.4)%
Israeli Consumer Price Index	3.4%	3.8%	4.0%	2.6%	2.2%

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

Corporate Tax Rate

Following the tax reform enacted in 2003, an Israeli company is subject to tax on its worldwide income. An Israeli company that is subject to Israeli taxes on the income of its non-Israeli subsidiaries will receive a credit for income taxes paid by the subsidiary in its country of residence, subject to certain conditions. Israeli tax payers are also subject to tax on income from a controlled foreign corporation, according to which an Israeli company may become subject to Israeli taxes on certain income of a non-Israeli subsidiary, if such subsidiary’s primary source of income is passive income (such as interest, dividends, royalties, rental income, or capital gains).

On January 1, 2006, an additional tax reform was enacted relating primarily to profits from investments. The main goal of the reform was to unify the tax rates applicable to profits from investments, such as interest, capital gains, and dividends. In addition, under the reform, the tax rates applicable to companies were reduced to 26% in 2009, 25% in 2010 and 24% in 2011. Under an amendment to the Israeli Income Tax Ordinance enacted in July 2009, the corporate tax rate was scheduled to be further reduced to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016. In December 5, 2011, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, or the Tax Burden Law, was published by the Israeli Parliament, or the Knesset. The Tax Burden Law cancelled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% for 2012 and onwards.

Certain production and development facilities at our facility in Or-Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company). However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries. As of December 31, 2011, we have not generated any taxable income under any of our Approved Enterprises programs and thus the benefit period has not yet commenced.

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

However, the amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the Amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the Amendment. As a result of the Amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2011, we did not generate income under the provision of the Amendment.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, include amendment to the Investment Law, effective as of January 1, 2011. According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012 and is scheduled to be 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate is 15% in 2011 and 2012 and is scheduled to be 12.5% in 2013 and 2014 and 12% starting from 2015. Certain "Special Industrial Companies" that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty). Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

As of December 31, 2011, our net operating loss carry-forwards for Israeli tax purposes was approximately $29.5 million. Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income. As of December 31, 2011, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $5.2 million, which may be offset against future taxable income for 15 to 20 years, respectively.

As of December 31, 2011, our subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 4.6 million, which can be carried forward and offset against taxable income in the future for up to 20 years.

We have received final tax assessments through the year 2006 from the Israeli tax authorities.

Recently Issued Accounting Standards

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for us beginning January 1, 2012. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

In June 2011, the FASB issued guidance to require entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income, either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance.

In September 2011, the FASB issued a revised accounting standard update intended to simplify the way entities test goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless it determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for us beginning October 1, 2012 and early adoption is permitted. We do not expect that the adoption of this new guidance will have a material impact on our financial statements.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through cash generated by operations, funds generated by our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million) and 2000 (approximately $79.6 million), private equity investments in 1998 (approximately $12.2 million) and 2010 (approximately $20.3 million), as well as from research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans and borrowings under available credit facilities.

In December 2009, we sold our Israel-based headquarters’ office building in consideration of $5.2 million, of which $4.9 million was received in December 2009 and the remaining $0.3 million was received in 2010. We recorded a capital gain of $2.0 million as a result of the transaction in 2009.

On January 17, 2010, we purchased a consulting and staffing services business of a U.S.-based IT services company for approximately $13.7 million to be paid over a three year period, of which $8.6 million was paid in 2010, $2.1 million was paid in 2011, $1.6 million was paid in January, 2012 and the remaining $1.4 million will be paid in 2013. The acquisition had a positive effect on the growth of our IT professional services revenues in 2010.

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

In order to strengthen our presence in Southern Africa, on January 1, 2011, we acquired a 51% interest in our South African distributor, Magix Integration, for a total consideration of up to $1.5 million, and an option to acquire an additional 24% interest at an exercise price of $1.1 million. On April 6, 2011, we exercised that option and on October 1, 2011 we purchased an additional 25% interest in Magix Integration for additional consideration of $0.6 million, thereby completing the acquisition of 100% of the outstanding shares of the company . Out of the total cost of $3.2 million, $2.5 million was paid as of December 31, 2011 and the remainder will be paid during 2012 based on the achievement by Magix Integration of certain performance targets through 2012. Magix Integration specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. We believe that this acquisition will contribute to our growth and further strengthen our presence in the region.

In May 2011, we acquired a software solution provider and a Business Partner of SAP for approximately $5.9 million. The company is a prominent software solution provider and a leading Business Partner of SAP with many years of experience in distributing and implementing SAP Business One ERP Software.

On December 27, 2011, we completed the acquisition of the AppBuilder, a leading provider of value-driven legacy IT modernization solutions, for $13.5 million. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

As of December 31, 2011, we had approximately $32.1 million in cash and cash equivalents and working capital of approximately $37.8 million, compared to approximately $46.5 million in cash and cash equivalents and working capital of approximately $48.8 million at December 31, 2010. The decrease in cash and cash equivalent is primarily attributable to the increase in our investing activities resulting from funds paid in conjunction with acquisitions.

As of December 31, 2011, our total debt was approximately $13,000 compared to approximately $11,000 as of December 31, 2010, comprised solely of long-term loans (including current maturities).

On January 25, 2010 we made a cash dividend payment of $0.50 per share or approximately $16.0 million in the aggregate. We do not currently have a dividend distribution policy.

We do not currently have significant capital spending or purchase commitments; however we anticipate a moderate increase in capital expenditures and lease commitments during 2012 consistent with the anticipated growth in our operations, infrastructure and personnel. We believe that our accumulated cash, in conjunction with cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2009	2010	2011
	(U.S. dollars in thousands)
Net income from continuing operations	$6,176	$9,375	$15,044
Adjustments to reconcile net income to net cash provided by operating activities:	1,358	5,022	194
Net cash provided by operating activities	7,534	14,397	15,238
Net cash used in investing activities	(10,376)	(391)	(29,828)
Net cash provided by (used in) financing activities	(62)	4,915	(503)
Effect of exchange rate changes on cash and cash equivalents	(55)	390	143
Increase (decrease) in cash and cash equivalents from continuing operation	(2,959)	19,311	(14,950)

Net cash provided by operating activities was $15.2 million for the year ended December 31, 2011, compared to $14.4 million and $7.5 million for the year ended December 31, 2010 and 2009, respectively. Net cash provided by operations in 2011 consists primarily of our ongoing operations and of net income adjusted for non-cash activities, including depreciation and amortization of our capitalized research and development assets and customer relations and stock based compensation and an increase in accrued expenses and other accounts payable and deferred revenue, offset by an increase in trade receivable and deferred income taxes assets. Net cash provided by operations in 2010 consisted primarily of our ongoing operations and of net income adjusted for non-cash activity, including depreciation and amortization of our capitalized research and development assets and customer relations and an increase in accrued expenses and other accounts payable, offset by an increase in deferred income taxes assets. Net cash provided by operations in 2009 consists primarily of our ongoing operations activity and net income adjusted for non-cash activity, including depreciation and amortization of our capitalized research and development assets and a decrease in trade receivables, which was offset by gain on sale of property and equipment, a decrease in accrued expenses and other accounts payable and an increase in deferred income taxes.

Net cash used in investing activities was approximately $29.8 million for the year ended December 31, 2011, compared to net cash used in investing activities of approximately $0.4 million for the year ended December 31, 2010 and net cash provided by investing activities of approximately $10.4 million for the year ended December 31, 2009. Net cash used in investing activities in 2011 is primarily attributable to $23.6 million used for business combination activity, $5.2 million of capitalized software development costs, offset by $1.6 million received upon the maturity of marketable securities. Net cash used in investing activities in 2010 is primarily attributable to $10.2 million used for the acquisition of two U.S.-based IT services businesses, $3.6 million of capitalized software development costs, $1.2 million prepayment on investment, $0.6 million for investment in property and $0.4 million for investment in marketable securities, which was offset by $13.8 million net proceeds from short-term and long-term deposits, $1.2 million proceeds from sale and maturity of marketable securities and $0.4 million proceeds from the sale of property and equipment. Net cash used in investing activities in 2009 is primarily attributable to $12.0 million net investments in short-term and long-term deposits, $3.1 million capitalized software development costs and $1.6 million investment in marketable securities, which was offset by proceeds of $4.9 million received from the sale of our Israel-based headquarters’ office building in December 2009.

Net cash used in financing activities was approximately $0.5 million for the year ended December 31, 2011, primarily attributable to $1.4 million used to purchase a non-controlling interest in Magix Integration, offset by $0.9 million in proceeds from the exercise of options by employees. Net cash provided by financing activities was approximately $4.9 million for the year ended December 31, 2010, primarily attributable to $20.3 million net proceeds from a private placement of our ordinary shares that we completed in December 2010, which was offset by a $16.0 million aggregate dividend paid in January 2010. Net cash for the year ended December 31, 2009used in financing activities was approximately $0.1 million , primarily attributable to the repayment of short-term loans.

C.	Research and Development, Patents and Licenses

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2009, 2010 and 2011, we invested $4.4 million, $5.7 million and $7.3 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India and Japan.

As of December 31, 2011, we employed 96 employees in research and development activities, of which 43 persons were located in Israel, 49 persons in India and 4 persons in Japan. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development.”

D.	Trend Information

For information see discussion in Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E.	Off-Balance Sheet Arrangements

We are not a party to any off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2011 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$2,688,241	$1,311,700	$1,250,737	$125,804
Liabilities due to acquisition activities	3,725,000	2,325,000	1,400,000
Severance payments, net*	736,000	-	-	-
Uncertainties in income taxes (ASC 740)	1,977,000	-	-	-
Long term loan	13,000	4,000	9,000	-
Total contractual obligations	$9,139,241	$3,640,700	$2,659,737	$125,804

*Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli and U.K employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	44	Chief Executive Officer and Director
Asaf Berenstin	34	Chief Financial Officer
Itiel Efrat (1)	48	External director
Elan Penn (1)(2)	61	External director
Naamit Salomon	47	Director
Yehezkel Zeira (1)	68	Director

(1) Member of our Audit Committee

(2) Member of our Investment Committee

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2011 annual general meeting of shareholders to serve as directors until our 2012 annual general meeting of shareholders. Mr. Penn was re-elected at our 2011 annual general meeting to serve as an external director for a third three-year term until October 10, 2014. Mr. Itiel Efrat is serving as an external director pursuant to the provisions of the Israeli Companies Law for a second three-year term ending December 28, 2012.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Other than such relationship, there are no family relationships among our directors and senior executives.

Guy Bernstein has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007. Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was at Kost Forer Gabbay & Kasierer, a member of Ernst & Young

Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Asaf Berenstin has served as our chief financial officer since April 2010. Prior to that and from August 2008, Mr. Berenstin served as our corporate controller. Prior to joining our company and from July 2007, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT). From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

Itiel Efrat has served as an external director of our company since December 2006 and is a member of our audit committee. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in accounting and economics from Tel-Aviv College of Management.

Elan Penn has served as an external director of our company (within the meaning of the Israeli Companies Law) since December 2005 and is a member of our audit committee. Mr. Penn was elected as an external director for a third three-year term expiring on October 10, 2014. Mr. Penn has served as chief executive officer and chairman of Penn Publishing Ltd., a private company based in Tel Aviv, Israel since 2001. From 2000 to 2001, Mr. Penn served as vice president of finance and administration of A.I. Research and Development Ltd. Mr. Penn served as chief executive officer of Sivan Computer Training Company Ltd. during the years 1998 through 2000. From 1992 to 2000, Mr. Penn served as vice president of finance and administration of Mashov Computers Ltd. From 1987 to 1991 and again from 1992 to 1997, Mr. Penn served as our company’s vice president of finance and administration. Mr. Penn also serves as a director of Telcoor Telekom Ltd. Mr. Penn holds a B.A. degree in economics from the Hebrew University of Jerusalem and a Ph.D. in management science from the University of London.

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

The following table lists our other key employees:

Name	Age	Position
Amit Ben-Zvi	45	Vice President, International Sales and Chief Executive Officer of Hermes Logistics Technologies Limited
Amit Birk	41	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Eyal Pfeifel	43	Chief Technology Officer
Oded Lavee	43	Vice President Research and Development
Regev Yativ	43	President and Chief Executive Officer Magic Software Enterprises Inc.
Tania Amar	45	Vice President, Global Marketing
Udi Ertel	52	Vice President, Sales and Distribution

Amit Ben-Zvi has served as our executive vice president and General Manager Europe & Japan since January 2009, and as chief executive officer of our subsidiary, Hermes Logistics Technologies Limited, since July 2007.  Prior to that and from September 2005, Mr. Ben-Zvi served as the vice president marketing & products and general manager of our iBOLT. From July 2002 to July 2005, Mr. Ben-Zvi served as chief executive officer of WizCom Technologies, a publicly traded company specializing in scanning pens and mobile data capture products. Prior to that and from January 2000, Mr. Ben-Zvi served as the chief executive officer of ISYS Operational Management Systems Ltd., a software applications company based in Israel. From December 1997 to January 2000, Mr. Ben-Zvi served as chief operating officer of Top Imaging Systems Ltd., a publicly traded company. Mr. Ben-Zvi holds a B.A. degree in accounting and an L.L.B. degree, both from Tel-Aviv University.

Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007, Mr. Birk serves as an external director of BGI Investment (1961) Ltd., an Israeli public company. Mr. Birk holds an L.L.B. degree from the University of Sheffield, an M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

Eyal Pfeifel has served as our chief technology officer since October 2009. From February 2007 to July 2009, Mr. Pfeifel served as the chief technology officer of Ai Research and Technology. Mr. Pfeifel previously worked with our company, as marketing general manager of our Japanese branch from 1998 to 2000 and as product manager at our headquarters from 1993 to 1998. Mr. Pfeifel has also served in a range of other senior positions, including vice president for product management at Artificial Intelligence, director of product marketing for Babylon Ltd. and director of business development for M-Systems.

Oded Lavee has served as our vice president, research and development since June 2008. Mr. Lavee is responsible for our research and development and quality control in three locations, Israel, India and Japan. Mr. Lavee has more than 20 years’ experience in development tools, applications and integration projects. Prior to his current position and from April 2003, Mr. Lavee served as headquarters representative and senior consultant at our Japanese branch. Mr. Lavee has extensive knowledge of the Japanese market including language and cultural skills. Mr. Lavee has also held executive roles including head of development and co-founder in a range of hi-technology companies in Israel. Mr. Lavee holds a B.A. degree in computer science and East Asian studies from Tel Aviv University.

Regev Yativ has served as the president and chief executive officer of our subsidiary Magic Software Enterprises Inc. since January 2008. Prior to that and from October 2006, Mr. Yativ served as our vice president international sales and was responsible for our business activities and branches in Europe and Japan, as well as the Israel-based team that oversees the distribution network in the Asia Pacific region, Latin America and South Africa. From September 2002 until June 2006, Mr. Yativ served as our vice president and managing director of Europe, Middle East and Africa, based at our Netherlands office. From 2001 to 2002, Mr. Yativ served as chief operating officer of Agro Marches Int. Paris, a company specializing in selling Oracle based software and eBusiness solutions and managed its branches across Europe. From 1999 to 2001, Mr. Yativ was the chief executive officer of G.E.D B.V. in Amsterdam, an investments and business development group dealing in software and eBusiness solutions throughout Europe. Mr. Yativ holds a B.A. degree in linguistics and Middle East science from Tel Aviv University.

Tania Amar has served as our vice president, global marketing since October 2010. Ms. Amar has 20 years of global marketing experience. Prior to joining our company and from January 2009, Ms. Amar served as vice president, marketing and business development at Jerusalem Venture Partners. From 2003 to 2008, Ms. Amar served as director of global marketing for NICE Systems (Nasdaq: NICE). From 1998 to 2003, Ms. Amar served as corporate public relations director for Comverse Network Systems (Nasdaq: CMVT). Ms. Amar holds a B.A. degree in Economics and an M.B.A. degree in economics and finance, both from the University of Paris-Dauphine.

Udi Ertel has served as our vice president, sales and distribution since January 2011. Mr. Ertel is responsible for our sales and business activities in South Africa, Hungary and distribution in the Asia Pacific region, East Europe and the Mediterranean basin. Mr. Ertel joined our company in 2004, initially serving as the chief executive office of our Israeli subsidiary, Magic Software Enterprises (Israel) Ltd., and from January 2009 as our vice president, global services and operations. Before joining our company, Mr. Ertel served for nine years as the chief executive officer of Complot (83) Ltd. Mr. Ertel holds a BSc degree in computer science and mathematics and completed his studies towards an M.B.A. degree (without thesis), both from Tel Aviv University in Israel.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2011.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (8 persons)	$870,000	$68,000

During the year ended December 31, 2011, we paid to each of our outside and independent directors an annual fee of approximately $11,000 and a per-meeting attendance fee of approximately $470. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2011, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 186,255 ordinary shares, at exercise prices ranging from $0 to $3.15 per share. Of such options, options to purchase 88,255 ordinary shares expire in 2013, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 10,000 ordinary shares expire in 2019, options to purchase 38,000 ordinary shares expire in 2020 and options to purchase 30,000 ordinary shares expire in 2021. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Pursuant to our articles of association, all of our directors are elected at our annual general meeting of shareholders, which are required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Except for our external directors (as described below), our directors are elected by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual meeting of shareholders following the annual meeting at which they were appointed. Directors (other than external directors) may be removed earlier from office by resolution passed at a general meeting of our shareholders. Our board of directors may temporarily fill vacancies in the board until the next annual meeting of shareholders, provided that the total number of directors will not exceed the maximum number permitted under our articles of association.

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

We are exempt from the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1). See Item 16G. “Corporate Governance.”

External and Independent Directors

External Directors. The Israeli Companies Law requires companies incorporated under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an external director following the company’s first public offering. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The election of the  nominee for external director requires the affirmative vote of ( i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

External directors serve for a three-year term, which may be renewed for two additional three-year periods through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority set forth above.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform his or hers duties on a full time basis. External directors may also be removed by the court if they are found guilty of bribery, fraud, administrative offenses or use of inside information.

Each committee of the board of directors must include at least one external director and the audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Until the lapse of two year from termination of office, we may not engage an external director to service as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ.

As a controlled company, within the meaning of NASDAQ Stock Market Rule 5615(c)(1), we are exempt from the NASDAQ Stock Market Rules requirement that a majority of a company’s board of directors qualify as independent directors, within the meaning of the NASDAQ Stock Market Rules. See Item 16G. “Corporate Governance.”

Our board of directors has determined that Messrs. Itiel Efrat and Mr. Elan Penn both qualify as independent directors under the Securities and Exchange Commission and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the Securities and Exchange Commission and NASDAQ requirements.

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

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

In March 2011, the Knesset adopted Amendment No. 16 to the Israeli Companies Law, or the Amendment, which implements a comprehensive reform in the corporate governance of Israeli companies.  Among other things, the Amendment added to the Israeli Companies Law the requirement that an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  Pursuant to the Amendment, any such engagement that is for a period of more than three years must be approved by the shareholders every three years.

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

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation and Indemnification of Office Holders

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to indemnify and exempt our directors and officers, subject to certain conditions and limitations.  In the past, our Audit Committee, board of directors and shareholders approved the issuance of indemnification and exculpation letters to all our directors and officers (including directors and officers who could be deemed to be controlling shareholders, within the meaning of the Israeli Companies Law). In light of the recent amendments to the Israeli Securities Law, our shareholders approved at our 2011 annual general meeting an amendment to our form of indemnification and exculpation letter to ensure that our directors and officers (including any director and officer who may be deemed to be a controlling shareholder, within the meaning of the Israeli Companies Law) are afforded protection to the fullest extent permitted by law as currently in effect. Under the approved form of indemnification and exculpation letter, the total amount of indemnification allowed may not exceed an amount equal to 25% of our shareholders’ equity in the aggregate, calculated with respect to each of our directors and officers.

The Israeli Companies Law provides that a company cannot exculpate an office holder from liability with respect to a breach of his duty of loyalty, but may, if permitted by its articles of association, exculpate or indemnify in advance an office holder from his liability to the company, in whole or in part, with respect to a breach of his or her duty of care. However, a company may not exculpate in advance a director from his or her liability to the company with respect to a breach of his duty of care in the event of distributions. The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

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

Our articles of association allow us to insure our office holders to the fullest extent permitted by law.  Until its expiration in December 2011, we maintained a directors’ and officers’ liability insurance policy with liability coverage of up to $20 million per claim and in the aggregate (including legal costs incurred world-wide) of an annual premium of $39,000.  At our 2011 annual general meeting, our shareholders approved a framework agreement of terms and conditions for the renewal, extension and/or replacement, from time to time, for a period of up to three years from December 14, 2011, of our directors’ and officers’ liability insurance policy for all directors and officers of the company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), according to which (i) the annual aggregate premium of the New Policy may not exceed 25% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) the terms of any new policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law).  No further approval by our shareholders will be required in connection with any renewal and/or extension and/or purchase of any new policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

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

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors’ and officers’ liability insurance policy with a per-claim and aggregate coverage limit of $20 million, including legal costs incurred world-wide.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31:

	Year ended December 31,
	2009	2010	2011
Israel	111	106	144
Asia	112	99	97
North America	100	394	623
South Africa	-	-	41
Europe	74	79	73
Total	397	678	977

The following table presents the number of our employees categorized by activity as of December 31:

	Year ended December 31,
	2009	2010	2011
Technical support and consulting	158	410	689
Research and development	97	96	96
Marketing and sales	84	107	124
Operations and administrations	58	65	69
Total	397	678	977

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 19, 2012 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Elan Penn	—	—
Guy Bernstein (3)	200,000	*
Asaf Berenstin (4)	29,999	*
Itiel Efrat	—	—
Naamit Salomon	12,000	—
Yehezkel Zeira	—	—

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 36,589,653 ordinary shares issued and outstanding as of March 19, 2012.

(3)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expires in November, 2020. Consideration received by Mr. Guy Bernstein for the sale of any ordinary shares issued upon the exercise of such options prior to the third anniversary of the date of the option grant will be held in trust and Mr. Bernstein will be entitled to the consideration from the sale of ordinary shares underlying one-third of the options on each of the first, second and third anniversaries of the option grant, provided that Mr. Bernstein has not terminated his service as an executive officer, consultant or director of our company prior to a scheduled release date.

(4)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $4 per share that expire in 2018 and 2019.

Stock-Based Compensation Plans

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

During 2011, options to purchase an aggregate 298,414 ordinary shares were exercised under the 2000 Plan at an average exercise price of $2.77 per share. As of December 31, 2011, options to purchase an aggregate 463,629 ordinary shares were outstanding under the 2000 Plan having an average exercise price of $3.03 per share. As of December 31, 2011, our executive officers and directors as a group, then consisting of 8 persons, held options to purchase 88,255 ordinary shares under the 2000 Plan, having an average exercise price of $4.02 per share.

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

During 2011, options to purchase an aggregate 300,000 ordinary shares were granted under the 2007 Plan, having an average exercise price of $4.0 per share. As of December 31, 2011, options to purchase an aggregate 592,250 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $1.70 per share. As of December 31, 2011, our executive officers and directors as a group, consisting of 8 persons, held options to purchase 98,000 ordinary shares under the 2007 Plan, having an average exercise price of $2.37 per share (after a dividend adjustment).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange, holds 18,690,352 or 51.1% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 50.2% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of March 19, 2012 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	18,690,352	51.1%
Asseco Poland S.A. (3)	18,690,352	51.1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 36,589,653 ordinary shares issued and outstanding as of March 19, 2012.

(3)	Asseco owned 50.2% of the outstanding shares of Formula Systems as of as of March 19, 2012. As such, Asseco may be deemed to be the beneficial owner of the aggregate 18,640,352 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

Significant Changes in the Ownership of Major Shareholders

Until November 26, 2010, Formula Systems, our parent company, was controlled by Emblaze, an Israeli company traded on the London Stock Exchange. On November 26, 2010, Emblaze sold its controlling stake in Formula Systems to Asseco, a Polish company listed on the Warsaw Stock Exchange. Accordingly, since such time Asseco ultimately controls our company. Asseco owned 50.2% of the outstanding ordinary shares of Formula Systems as of December 31, 2011.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of March 19, 2012, there were approximately 82 record holders, of which 65 record holders holding approximately 79.3% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 54.8% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

According to Amendment No. 16 to the Israeli Companies Law, or the Amendment, an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, must be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  Pursuant to the Amendment, any such engagement that is for a period of more than three years must be approved by the shareholders every three years.

On September 1, 2011 our company signed a non-exclusive distribution agreement with Asseco, our controlling shareholder, according to which Asseco will have the non-exclusive right to sell our company’s products in Poland.  The terms of the agreement are consistent with the standard distribution agreements that we have entered into from time to time with third party distributors.  Our Audit Committee and Board of Directors have determined that the agreement with Asseco was carried out on an arm’s - length basis. At our 2011 annual general meeting our shareholders approved entry into an agreement with Asseco to act as our products’ distributor in Poland, as required by the Amendment.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume. See Note 19(c) to our consolidated financial statements.

Legal Proceedings

From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.

In June 2004, an Israeli company filed a lawsuit against us in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8.0 million (approximately $2.2 million), with an option to increase the amount sought to approximately NIS 17.0 million (approximately $4.8 million), for recovery of alleged damages caused by our alleged failure to integrate a software system. In March 2011, we entered into a settlement agreement with the plaintiff pursuant to which we did not incur any additional loss exceeding amounts already recognized.

In March 2006, a client of one of our subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 488,000 Euro (approximately $650,000). In June 2009, the court rejected the plaintiff’s claims. In July 2009, the plaintiff filed an appeal. The appeal was dismissed in February 2012.

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13.6 million. The arbitrator determined that both we and our subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, we are unable to estimate the amount of the probable loss, if any, to be recognized.

In February 2010, a U.S. based company filed a lawsuit against us and one of our subsidiaries, claiming an alleged breach by us and our subsidiary of its intellectual property rights in connection with one of our products. In July 2011, we entered into a settlement agreement with the plaintiff according to which we paid a lump sum to the plaintiff for future maintenance and support until 2018, subject to a complete release of all claims.

In addition to the above mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Dividend Distributions Policy

We paid a cash dividend of $0.50 per ordinary share in January 2010, for an aggregate amount of $16 million. Prior to that and since 2003, we have not paid any other cash dividends on our ordinary shares and we do not currently have a dividend distribution policy in place. Any future dividend policy will be determined by our board of directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the board of directors may deem relevant.

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

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
Year
2007	$2.97	$1.72	$2.87	$1.74
2008	$2.38	$0.94	$2.47	$0.91
2009	$2.50	$0.98	$2.38	$1.04
2010	$8.43	$1.55	$8.11	$1.56
2011	$9.74	$3.91	$9.55	$3.95

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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
2010
First Quarter	$3.19	$1.55	$3.08	$1.56
Second Quarter	$2.93	$2.00	$2.83	$1.91
Third Quarter	$2.87	$2.00	$2.68	$1.97
Fourth Quarter	$8.43	$2.45	$8.11	$2.50

2011
First Quarter	$9.74	$5.04	$8.26	$7.12
Second Quarter	$7.75	$4.30	$7.24	$4.75
Third Quarter	$6.45	$3.91	$5.21	$4.36
Fourth Quarter	$6.38	$3.92	$5.37	$4.66

2012
First Quarter (through March 19, 2012)	$7.32	$4.97	$6.95	$6.19

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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the Tel Aviv Stock Exchange:

	NASDAQ		Tel Aviv Stock Exchange*
	High	Low	High	Low
October 2011	$5.22	$3.92	$4.76	$4.40
November 2011	$6.38	$4.67	$5.37	$5.01
December 2011	$5.70	$5.05	$5.61	$5.45
January 2012	$6.39	$4.97	$6.27	$6.19
February 2012	$7.32	$6.17	$6.95	$6.69
March 2012 (through March 19, 2012)	$6.93	$6.25	$6.66	$6.56

* The U.S. dollar price of shares on the Tel Aviv Stock Exchange is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were listed on the NASDAQ Global Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 until January 3, 2011, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, and on December 15, 2011 they have been included in the Tel-Aviv Stock Exchange (TASE) TA-100 Index.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Articles of Association and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Articles of Association, which are incorporated by reference as an exhibit to this Annual Report.

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

According to a recent amendment to our articles of association, which was approved at our 2011 annual general meeting of shareholders, and under the limitations described therein, our board of directors may cause the company to borrow or secure the payment of any sum or sums of money for the purposes of the company, and set aside any amount out of our profits as a reserve for any purpose.

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

Pursuant to our articles of association, our directors (except external directors) are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting and hold office until the next annual general meeting of shareholders and until their successors have been elected. All the members of our Board of Directors (except the external directors) may be reelected upon completion of their term of office. Asseco, our controlling shareholder, and Formula Systems, our parent company, will be able to exercise control over the election of our directors (subject to a special majority required for the election of external directors). See “Item 7A. Major Shareholders and Related Party Transactions – Major Shareholders.” For information regarding the election of external directors, see “Item 6C. Directors, Senior Management and Employees – Board Practices — Election of Directors.”

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” With respect to “extraordinary general meetings,” notice of at least 35 days prior to the date of the meeting is required. In addition, the board must convene an extraordinary general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders having at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

On December 23, 2010, we raised approximately $21.4 million before costs ($20.3 million net of issuance expenses) in a private placement to institutional investors in the United States and abroad pursuant to three Securities Purchase Agreements that we entered into on December 20, 2010. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share. The warrants are currently exercisable, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million.

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

General Corporate Tax Structure

Israeli companies were generally subject to corporate tax at the rate of 24% in 2011. On December 5, 2011, the Knesset passed the Tax Burden Law, which, among other things, abolished effective from 2012, the scheduled progressive reduction in the corporate tax rate and increases the corporate tax rate and capital gains tax to 25% in 2012 and thereafter.

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

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, includes an amendment to the Investment Law, effective as of January 1, 2011. According to the amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012 and is scheduled to be 7% in 2013 and 2014 and 6% starting from 2015. In other regions the tax rate is 15% in 2011 and 2012 and is scheduled to be 12.5% in 2013 and 2014 and 12% starting from 2015. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

Israeli Capital Gains Tax

Israeli Resident Shareholders

In 2011, an individual was subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual is not a “substantial shareholder” (generally a shareholder with 10% or more of the right to profits, right to nominate a director and voting rights) in the company issuing the shares. A substantial shareholder will be subject to tax at a rate of 25% in respect of real capital gains derived from the sale of shares issued by the company in which he or she is a substantial shareholder. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the 12 months preceding this date he had been a substantial shareholder.

Pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% and 30%).

Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (24% in 2011 and 25% in 2012) or, if derived by an individual, at the rate of 20% (25% in 2012), or 25% (30% in 2012), if generated from an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 45% for an individual in 2011).

Shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our ordinary shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 25%.

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2012 such tax rate is 25%, or 30% if the dividend recipient is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 20% (25% in 2012, so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Payors of dividend on our ordinary shares and ADSs, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% (for corporations and individuals).

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

For purposes of this summary, a U.S. Holder is:

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (b) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2011 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the taxes on dividends and dispositions of our ordinary shares described above, recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay up to an additional 3.8% tax on net investment income, which may include dividends and capital gains, for taxable years beginning after December 31, 2012.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Subject to the discussion below under the heading "Passive Foreign Investment Companies," such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year which produce or are held for the production of passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

•	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you would be required to make an annual return on IRS Form 8621.

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

Alternatively, assuming the ordinary shares qualify as “marketable stock” within the meaning of section 1296(e) of the Code, if you elect to “mark-to-market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

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

As of December 31, 2011, we had approximately $30.9 million in cash and cash equivalents and short term bank deposits and $1.2 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 3.5%, with average maturities of 1.8 years and maximum maturities of 2.8 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2011, net unrealized gain in our marketable securities portfolio totaled $145,000. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2011, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, Euro and Japanese Yen. As of December 31, 2011, we had outstanding forward contracts that did not meet the requirement for hedge accounting in the amount of $0.5 million. These contracts were for a period of up to 12 months. The net gains (losses) recognized in “financial income, net” during 2011 were insignificant.

During 2011, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from mainly payments of payroll and related expenses denominated in NIS. As of December 31, 2011, we had outstanding forward and option contracts that met the requirement for hedge accounting, in the amount of $2.6 million. These contracts met the requirement for cash flow hedge accounting and as such losses in the amount of $0.1 million were recognized when the related expense were incurred and classified in operating expenses during 2011.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, Euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2011 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.0 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2011 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.6 million for the year. An increase of 10% in the value of the Euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2011 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million, $0.3 million and $0.3 million , respectively, for that year, while a decrease of 10% in the value of the Euro, Japanese Yen and British Pound relative to the U.S. dollar in 2011 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million, $0.3 million and $0.3 million, respectively, for that year.

Equity Price Risk

As of December 31, 2011, we had $1.2 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $120,000.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2011, our internal control over financial reporting was effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2011 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of March 23, 2012, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting. This report is included under Item 18.

Changes in Internal Control over Financial Reporting

There was no change in our internal controls over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Penn, an external director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2010		2011
Audit (1)	$191,000		$191,500
Audit-related	7,500	(2)	12,000	(2)
Tax (3)	$35,000		$54,700
Total	$233,500		$258,200

1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees in 2010 and 2011 relate to due diligence services performed in connection with our acquisitions.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

Neither we nor any affiliated purchaser has purchased any of our securities during 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Formula Systems holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(1), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•	The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the Securities and Exchange Commission and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•	The requirement that the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under the Israeli Companies Law, arrangements as to compensation of office holders who are not directors require approval by the board of directors, provided that they are not deemed extraordinary transactions, unless otherwise provided in the articles of association. Our articles of association do not provide otherwise. Any compensation arrangement with an office holder who is not a director that is deemed an extraordinary transaction, the exemption of such office holder from liability, the insurance of such office holder and the indemnification of such office holder, or an undertaking to indemnify such office holder, require the approval of both audit committee and board of directors. The compensation, exemption, indemnification and insurance of office holders who are directors must be approved by our audit committee, board of directors and shareholders. If the office holder is a controlling shareholder or a relative of a controlling shareholder, any extraordinary transaction, compensation, exemption, indemnification and insurance of the office holder must be approved by our audit committee, board of directors and shareholders, supported by the vote of at least one-third of the shares of the shareholders that have no personal interest in the transaction voting on the matter, or provided that the total number of shares held by shareholders that have no personal interest in the transaction that voted against the proposal did not exceed one percent of all of the voting rights in the company.

•	The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

If the “controlled company” exemptions would cease to be available to us under the NASDAQ Stock Market Rules, we may instead elect to follow Israeli law instead of the foregoing NASDAQ requirements, as described below.

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. As a foreign private issuer listed on the NASDAQ Global Select Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, compensation of officers, director nomination process and quorum at shareholders’ meetings. We may also follow home country practice with regard to, the NASDAQ Stock Market Rules requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company). A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

In June 2005, we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement that independent directors have regularly scheduled meetings at which only independent directors are present. Instead, we follow Israel law and practice, under which independent directors are not required to hold executive sessions.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Income	F- 7

Statements of Changes in Equity	F-8

Consolidated Statements of Cash Flows	F-9 – F-10

Notes to Consolidated Financial Statements	F-12– F-54

Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-55

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
4.3	Asset Purchase Agreement dated February 1, 2010, between Fusion LLC, a wholly-owned subsidiary of the Registrant, and a U.S.-based IT services company[6]
4.4	Securities Purchase Agreement dated December 20, 2010, among the Registrant and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares and warrants pursuant to Regulation D under the Securities Act of 1933[7]
4.5	Securities Purchase Agreement dated December 20, 2010, among the Registrant and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares and warrants pursuant to Regulation S under the Securities Act of 1933[7]
4.6	Securities Purchase Agreement dated December 20, 2010, among the Registrant and the purchasers whose names appear on the signature page thereto, providing for the issuance of shares pursuant to Regulation S under the Securities Act of 1933[7]
4.7	Form of Warrant[7]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)
15.6	Consent of Mária Négyessy, Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)
101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.PRE*	XBRL Taxonomy Presentation Linkbase Document.
101.CAL*	XBRL Taxonomy Calculation Linkbase Document.
101.LAB*	XBRL Taxonomy Label Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.
(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 4.4 to the registrant’s annual report on Form 20-F for the year ended December 31, 2009, and incorporated herein by reference.

(7)	Filed as an Item to the registrant’s Form 6-K for the month of December 2010, filed on December 23, 2010, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

IN U.S. DOLLARS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Income	F-7

Statements of Changes in Equity	F-8

Consolidated Statements of Cash Flows	F-9 - F-11

Notes to Consolidated Financial Statements	F-12 - F-54

Appendix to Consolidated Financial Statements - Details of Subsidiaries and Affiliate	F-55

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 12% and 6% as of December 31, 2010 and 2011, respectively, and total revenues of 36%, 24% and 17% for the years ended December 31, 2009, 2010 and 2011, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and subsidiaries as of December 31, 2010 and 2011, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 23, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2012	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, changes in cash flows for each of the three years in the period ended December 31, 2011 and our report dated March 23, 2012 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 27, 2012	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2010	2011
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$43,661	$28,711
Short-term bank deposits	24	2,170
Available-for-sale marketable securities (Note 4)	2,857	1,241
Trade receivables (net of allowance for doubtful accounts of $ 2,276 and $ 1,927 at December 31, 2010 and 2011, respectively)	17,801	24,946
Other accounts receivable and prepaid expenses (Note 6)	4,029	6,401

Total current assets	68,372	63,469

LONG-TERM RECEIVABLES:
Severance pay fund	325	351
Other long-term receivables	2,141	3,824

Total long-term receivables	2,466	4,175

PROPERTY AND EQUIPMENT, NET (Note 7)	1,827	2,029

INTANGIBLE ASSETS, NET (Note 8)	14,661	25,848

GOODWILL (Note 9)	24,624	38,534

	$111,950	$134,055

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2010	2011
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term credit and current maturities of long-term loans (Note 10)	$9	$4
Trade payables	2,994	3,545
Accrued expenses and other accounts payable (Note 11)	12,810	15,748
Deferred tax liability	2,218	2,359
Deferred revenues	1,526	4,011

Total current liabilities	19,557	25,667

ACCRUED SEVERANCE PAY	536	1,087

NON CURRENT LIABILITIES:
Tax liability	-	296
Loans (Note 12)	2	9

Total non-current liabilities	2	305

LIABILITIES DUE TO ACQUISITION ACTIVITIES (Note 3)	2,990	1,350

COMMITMENTS AND CONTINGENCIES (Note 16)

EQUITY (Note 14):
Magic Software Enterprises Shareholders' equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2010 and 2011; Issued and Outstanding: 35,909,606 and 36,490,020 shares at December 31, 2010 and 2011, respectively	794	808
Additional paid-in capital	122,917	124,616
Accumulated other comprehensive income (loss)	447	(19)

Accumulated deficit	(35,293)	(20,249)

	88,865	105,156

Non-controlling interests	-	490

Total equity	88,865	105,646

Total liabilities and equity	$111,950	$134,055

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2009	2010	2011

Revenues (Note 18):
Software	$17,261	$20,111	$23,110
Maintenance and technical support	13,821	14,407	16,751
Consulting services	24,268	54,060	73,467

Total revenues	55,350	88,578	113,328

Cost of revenues:
Software	5,388	5,320	5,771
Maintenance and technical support	2,189	2,070	2,250
Consulting services	18,687	44,058	59,237

Total cost of revenues	26,264	51,448	67,258

Gross profit	29,086	37,130	46,070

Operating costs and expenses:
Research and development, net (Note 15a)	1,310	2,072	2,047
Selling and marketing	15,308	17,526	20,147
General and administrative	8,210	8,194	9,159
Other income, net	1,972	-	-

Total operating costs and expenses	22,856	27,792	31,353

Operating income	6,230	9,338	14,717
Financial income (expenses), net (Note 15b)	238	(224)	221
Other income, net	42	159	125

Income before taxes on income	6,510	9,273	15,063
Tax benefit (taxes on income) (Note 13)	(334)	102	203

Net income	6,176	9,375	15,266
Net income attributable to non-controlling interests	-	-	222

Net income attributable to Magic Software Enterprises Shareholders	$6,176	$9,375	$15,044

Net earnings per share attributable to Magic Software Enterprises Shareholders (Note 17):

Basic earnings per share	$0.19	$0.29	$0.41

Diluted earnings per share	$0.19	$0.29	$0.41

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except per share data)

	Share Capital Number	Share Capital Amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Other comprehensive income	Non controlling interests	Total equity

Balance as of January 1, 2009	31,893,880	$682	$100,912	$31	$(34,870)		$-	$66,755

Exercise of stock options	42,546	1	57	-	-		-	58
Stock-based compensation expenses	-	-	130	-	-		-	130
Dividend	-	-	-	-	(15,974)		-	(15,974)
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	(136)	-	$(136)	-	(136)
Unrealized gain from derivative instruments, net	-	-	-	5	-	5	-	5
unrealized gain from available-for-sale securities, net	-	-	-	174	-	174	-	174
Net income	-	-	-	-	6,176	6,176	-	6,176
Total comprehensive income						$6,219

Balance as of December 31, 2009	31,936,426	683	101,099	74	(44,668)		-	57,188

Exercise of stock options	685,564	19	1,320	-	-		-	1,339
Issuance of Ordinary shares and warrants (net of issuance expenses $1,080)	3,287,616	92	20,198	-	-		-	20,290
Stock-based compensation expenses	-	-	300	-	-		-	300
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	416	-	$416	-	416
Unrealized gain from derivative instruments, net	-	-	-	6	-	6	-	6
unrealized loss from available-for-sale securities, net	-	-	-	(49)	-	(49)	-	(49)
Net income	-	-	-	-	9,375	9,375	-	9,375
Total comprehensive income						$9,748

Balance as of December 31, 2010	35,909,606	794	122,917	447	(35,293)		-	88,865

Exercise of stock options	580,414	14	861	-	-		-	875
Stock-based compensation expenses			633	-	-		-	633
Cost related to issuance of Ordinary shares	-	-	(21)	-	-		-	(21)
Non-controlling interest as part of acquisitions	-	-	-	-	-		1,787	1,787
Acquisition of non-controlling interests in Magix (see note 3)	-	-	226	-	-		(1,466)	(1,240)
Other comprehensive income:
Foreign currency translation adjustments	-	-	-	(370)	-	(370)	(53)	(423)
unrealized loss from available-for-sale securities, net	-	-	-	(73)	-	(73)	-	(73)
Unrealized gain from derivative instruments, net	-	-	-	(23)	-	(23)	-	(23)
Net income	-	-	-	-	15,044	15,044	222	15,266
Total comprehensive income						$14,578

Balance as of December 31, 2011	36,490,020	$808	$124,616	$(19)	$(20,249)		$490	$105,646

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from operating activities:

Net income attributed to Magic Software Enterprises shareholders	$6,176	$9,375	$15,044

Adjustments to reconcile net income from operations to net cash provided by operating activities:
Depreciation and amortization	4,560	4,566	5,040
Accrued severance pay, net	(20)	11	143
Loss (gain) on sale of property and equipment	(2,249)	-	10
Stock-based compensation expenses	130	300	633
Amortization of marketable securities premium, accretion of discount and other than temporary losses, net	57	(17)	(14)
Loss on sale and maturity of marketable securities	3	3	-
Non-controlling interest in earnings of subsidiaries	-	-	222
Gain on sale of subsidiary's operation	(105)	(146)	(136)
Decrease (increase) in trade receivables, net	1,368	(198)	(5,405)
Decrease (Increase) in other long term and short term accounts receivable and prepaid expenses	747	241	(1,753)
Increase (decrease) in trade payables	(363)	26	446
Increase (decrease) in accrued expenses and other accounts payable	(1,281)	(115)	1,065
Increase (decrease) in deferred revenues	(433)	(85)	1,593
Deferred income taxes, net	(1,056)	436	(1,650)

Net cash provided by operating activities	7,534	14,397	15,238

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011
Cash flows from investing activities:

Capitalized software development costs	(3,128)	(3,595)	(5,222)
Purchase of property and equipment	(580)	(583)	(497)
cash paid in conjunction with acquisitions, net of acquired cash	-	(10,225)	(23,640)
Proceeds from sale of subsidiary's operation	105	146	136
Proceeds from sale of property and equipment	5,277	414	-
Proceeds from sale of marketable securities	107	361	-
Proceeds from maturity of marketable securities	1,400	830	1,557
Investment in marketable securities	(1,604)	(393)	-
Prepayment on investment	-	(1,160)	-
Proceeds from short-term bank deposits	24,191	15,077	21,974
Proceeds from returns of loans to employees and other deposits ,net	-	28	17
Investment in short-term bank deposit	(36,144)	(1,291)	(24,153)

Net cash used in investing activities	(10,376)	(391)	(29,828)

Cash flows from financing activities:

Proceeds from exercise of options by employees	58	1,339	875
Issuance (expense on issuance) of ordinary shares	-	20,290	(21)
Dividend paid		(15,974)	-
Short-term credit, net	(2)	(717)	20
Purchase of non-controlling interest	-	-	(1,377)
Repayment of long-term loans	(118)	(23)	-

Net cash provided by (used in) financing activities	(62)	4,915	(503)

Effect of exchange rate changes on cash and cash equivalents	(55)	390	143

Increase (decrease) in cash and cash equivalents	(2,959)	19,311	(14,950)
Cash and cash equivalents at the beginning of the year	27,309	24,350	43,661

Cash and cash equivalents at end of the year	$24,350	$43,661	$28,711

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2009	2010	2011

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Payable on account of dividend	$15,974	$-	$-

Deferred payment	$-	$4,645	$-

Contingent payment	$-	$414	$750

Receivables from sale of property	$450	$-	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$873	$709	$1,015

Interest	$3	$131	$8

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd. ("the Company"), an Israeli company, and its subsidiaries ("the Group") develop market and support software development and deployment technology ("the Magic technology") and applications developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software and related services) and IT professional services, each of which is comprised of one reporting unit. (See note 18 for further details). The principal markets of the Group are Europe, United States, Japan and Israel (see Note 18). Through its subsidiaries the Company provides flexible and comprehensive range of consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services.

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

The financial statements of foreign subsidiaries, whose functional currency is not the dollar, have been translated into dollars. All balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned and controlled subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent's ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Cash and cash equivalents

Cash and cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

Short-term deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. The deposits as of December 31, 2010 are in Hungarian Forint and bear interest at an average annual rate of 3.75%. The deposits as of December 31, 2011 are in US dollars and Hungarian Forint and bear interest at an average annual rate of 2.4% and 4.4%, respectively.

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

Debt and equity securities that are designated as available-for-sale are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss),as a separate component of shareholders' equity.

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

For declines in value of debt securities, the Company applies an amendment to ASC 320. Under the amended impairment model, an other-than-temporary impairment loss is deemed to exist and recognized in earnings if the Company intends to sell or if it is more likely than not that it will be required to sell, a debt security, before recovery of its amortized cost basis. If the criteria mentioned do not exist, the Company evaluates the collectability of the security in order to determine if the security is other than temporary impaired.

For debt securities that are deemed other-than-temporary impaired, the amount of impairment recognized in the statement of operations is limited to the amount related to "credit losses" (the difference between the amortized cost of the security and the present value of the cash flows expected to be collected), while impairment related to other factors is recognized in other comprehensive income. No other than temporary impairments have been recognized in all periods presented.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Buildings *)	25
Computers and peripheral equipment	3
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 – 5 (mainly 5)
Leasehold improvements	Over the shorter of the lease term or useful economic life

*)	In December 2009, the Company sold its Israel-based headquarters' office building, for the sum of $ 5,200 in cash (see Note 15c).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, and non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives, (until their completion or abandonment), contingent consideration to be recorded on the acquisition date, and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Variable interest entities

ASC 810, "Consolidation" provides a framework for identifying variable interest entities(or "VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

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

Effective as of January 1, 2010, the Company applies updated guidance for the consolidation of VIEs. The guidance qualitative approach, based on which enterprise has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the variable interest entity. Determination about whether an enterprise should consolidate a VIE is required to be evaluated continuously as changes to existing relationships or future transactions.

The U.S. based consulting and staffing services business that the Company acquired through one of its wholly owned subsidiaries on January 17, 2010 (See Note 3) is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Impairment of long-lived assets and intangible assets subject to amortization

The Company's long-lived assets are reviewed for impairment in accordance with ASC 360, "Property, Plant and Equipment" whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the years ended December 31, 2009, 2010 and 2011, no impairment was identified.

As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of acquired technology and customer relationships, and are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights and acquired technology were amortized on a straight line basis and customer relationships was amortized on an accelerated method basis over a period between 4 and 15 years based on the customer relationships identified.

Segments

Historically, the Company reported its results on the basis of one reportable segment, which was comprised of two reporting units: CoreTech and Magic. During 2010, as a result of a change in the Company's management structure associated with the acquisition of a U.S-based consulting and staffing services business in January 2010 (see Note 3), the Company began to report its results on the basis of two reportable business segments: software services and IT professional services, each of which is comprised of one reporting unit. The reporting unit of the IT professional services segment is comprised of the Company's three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC,Fusion Solutions LLC and Xsell Resources Inc. The reporting unit of the proprietary and none proprietary software technology segment is comprised of all of the Company's other subsidiaries in the respective years.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill

Goodwill has been recorded as a result of past and current acquisitions.

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

In addition, the Company compared its market capitalization, including an estimated control premium that an investor would be willing to pay for a controlling interest in the Company, to the fair value of the Company's reporting units. The determination of a control premium requires the use of judgment and is based primarily on comparable industry and deal-size transactions, related synergies and other benefits. The Company's reconciliation of the gap between its market capitalization and the aggregate fair value of the Company depends on various factors, some of which are qualitative and involve management judgment, including stable relatively high backlog coverage and experience in meeting operating cash flow targets.

Since the fair value of the Company's two reporting units exceeded their carrying amount, no impairment losses were recognized in 2009, 2010 or 2011 (See Note 9).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company derives its revenues from licensing the rights to use its software (proprietary and non-proprietary), related professional services, maintenance and technical support as well as from other IT professional services. The Company sells its products and services primarily through its direct sales force and indirectly through distributors.

The Company accounts for its software sales in accordance with ASC 985-605, "Software Revenue Recognition". Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Maintenance and support includes annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered.

Maintenance and support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the maintenance and support agreement.

As required by ASC 985-605, "Software", the Company allocates revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

The Company generally does not grant a right of return to its customers. When a right of return exists, the Company defers revenue until the right of return expires, at which time revenue is recognized provided that all other revenue recognition criteria are met.

Revenue from professional services both related to the software and the IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2009, 2010 and 2011, no such estimated losses were identified.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

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

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Capitalized software costs are amortized on a product by product basis. Amortization equals the greater of the amount computed using the: (i) ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software, or (ii) the straight-line method over the estimated economic useful life of the product (four to five years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2009, 2010 and 2011, no impairment losses were identified.

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

The Company and its Israeli subsidiary's agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company is legally released from obligation to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2009, 2010 and 2011 amounted to approximately $ 403, $ 461 and $ 609, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2009, 2010 and 2011 amounted to $ 227, $ 320 and $ 313, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". The ASC prescribes the use of the "asset and liability" method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

The Company utilizes a two-step approach for recognizing and measuring uncertain tax positions accounted for in accordance with an amendment of ASC 740 "Income Taxes." Under the first step the Company evaluates a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on its technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. The Company accrued interest and penalties related to unrecognized tax benefits in its provisions for income taxes. The total amount of gross unrecognized tax benefits (taxes on income) for the years ended December 31, 2009, 2010 and 2011 was $ (217), $ 874 and $ 724, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings Per Share."

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 1,477,526, 615,838 and 550,430 for the years ended December 31, 2009, 2010 and 2011, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation."

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

The fair value for the Company's stock options granted to employees and directors was estimated using the following weighted-average assumptions:

	2009	2010	2011

Dividend yield	0%	0%	0%
Expected volatility	63%	61.2% - 62.8%	63.3% - 65.3%
Risk-free interest rate	2.73%-3.7%	2.53%-3.71%	2.1%
Expected forfeiture (employees)	9.8%	9.7%	8.4%
Expected forfeiture (executives)	7.5%	7.1%	5.2%
Contractual term of up to	10 years	10 years	10 years
Suboptimal exercise multiple (employees)	2.35	2.3	2.7
Suboptimal exercise multiple (executives)	3	3	3.2

During the years ended December 31, 2009, 2010 and 2011, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 130, $ 300 and $ 633, respectively, as follows:

	Year ended December 31,
	2009	2010	2011

Cost of revenue	$2	$2	$4
Research and development	26	61	54
Selling and marketing	32	75	92
General and administrative	70	162	483

Total stock-based compensation expense	$130	$300	$633

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

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified. (Also refer to Note 4).

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan, South Africa and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The doubtful accounts expense for the years ended December 31, 2009, 2010 and 2011 was $ 267, $ 204 and $ 136, respectively.

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (See Note 2 below).

Fair Value Measurements

The Company accounts for certain assets and liabilities at fair value under ASC 820, "Fair Value Measurements and Disclosures". Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions.(See Note 5).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

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

Derivative instruments

A significant portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk also is managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

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

The Company has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows. The Company hedges portions of its forecasted expenses denominated in NIS with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

The notional principal of foreign exchange contracts to purchase NIS with U.S dollars was $845 and $2,591 at December 31, 2010 and 2011, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was $1,007 and $506 at December 31, 2010 and 2011, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was $ 1,067 at December 31, 2010 and none at December 31, 2011.

At December 31, 2011, the effective portion of the Company's cash flow hedges before tax effect was $(12), all of which is expected to be reclassified from accumulated other comprehensive income to operating expenses within the next 12 months.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair Values of Derivative Instruments
	Assets
		December 31,
	Balance Sheet Item	2010	2011
Assets

Cash flow hedging:
Foreign exchange forward contracts	"Other accounts receivable and prepaid expenses"	$11	$-

Derivatives not designated as hedging:	"Other accounts receivable and prepaid expenses"	-	54

Liabilities

Cash flow hedging:
Foreign exchange option contracts	Accrued expenses and other accounts payable "	-	(12)

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Accrued expenses and other accounts payable "	(51)	-

Total derivatives		$(40)	$42

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Loss recognized in other comprehensive	Statements	Gain (loss) recognized in the statements of income
	income	of	Year ended December 31,
	2011	income item	2009	2010	2011
	(effective portion)
Cash flow hedging:
Foreign exchange forward and option contracts	$(23)	"operating expenses"	$90	$(55)	$63

Derivatives not designated as hedging:
Foreign exchange forward contracts		"Financial expenses, net"	38	4	59

Total derivatives			$128	$(51)	$122

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation.

Impact of recently issued accounting standards

In September 2011, the Financial Accounting Standards Board, or FASB, issued a revised accounting standard update intended to simplify how an entity tests goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity no longer will be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. This accounting standard update will be effective for the Company beginning October 1, 2012 and early adoption is permitted. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

In June 2011, the FASB issued guidance to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance eliminates the option to present the components of other comprehensive income as part of the statement of equity. The guidance is effective for interim and annual periods beginning after December 15, 2011. In December 2011, the FASB indefinitely deferred certain provisions of this guidance.

In May 2011, the FASB issued guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. The guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements, and will become effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this new guidance will have a material impact on its financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	The Company purchased a consulting and staffing services business of a U.S-based IT services company on January 17, 2010, for a total consideration of $ 13,684, of which $ 8,625 was paid upon closing and the remaining $ 5,059 is to be paid over a three year period, of which, $ 414 is contingent upon the acquired business meeting revenue goals, and $ 4,645 in deferred payments. The Company believes that there is sufficient probability that such goals will be met. The Company classified both the deferred payment and contingent considerations as a liability as of the date of the transaction.

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

The acquired business provides a comprehensive range of consulting and staffing services for the telecom, network communications and the information technology industry. The cash consideration of $ 8,625 was financed with the Company's own resources. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT Professional services and the acquired operation.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 17, 2010:

Working capital, including deferred tax liability	$3,926
Fixed assets	54
Goodwill	4,831
Customer relationships	4,873

Total assets acquired	13,684

Liabilities due to acquisition activities	5,059

Net assets acquired	$8,625

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach." This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 4,873 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over periods ranging from 4 to 15 years, based on two types of customers' relationships identified.

b.	On October 31, 2010, the Company purchased an 88% interest in a consulting and staffing services company and has a put and call option to increase its holdings to 100%. The option price is calculated based on a multiple of gross profit. The Company paid a cash purchase price of $ 1,600. The acquired company provides a comprehensive range of consulting and staffing services for information technology industry. The Company believes that the acquisition of this business activity will enable it to expand its presence in the U.S. market and leverage its relationships with top tier customers as well as take advantage of the synergies between its existing IT professional services business and the acquired operation.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing October 31, 2010. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed, based on an appraisal performed by management, which included a number of factors, including the assistance of independent appraisers, which was completed in 2011.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of October 31, 2010:

Net Liabilities	$(908)
Non controlling interest	(165)
Goodwill	1,988
Customer relationships	685

Total assets acquired	$1,600

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach." This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 685 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over a period of 6 years, based on the identified customers' relationships.

c.	On January 1, 2011, the Company acquired a 51% ownership interest in its South African distributor, Magix Integration (Proprietary) Ltd., ("Magix Integration") for total consideration of up to $ 1,560 based on achievement by Magix Integration of certain performance targets for 2011, and an option to increase the holdings to 75% with a fair value of $ (807). The Company made an advance payment in cash as of December 2010, of $1,160 on account of this acquisition. Magix Integration specializes in the software integration and application development of the Company's platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. The Company believes that this acquisition will contribute to the Company's growth and presence in the region.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2011.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of January 1, 2011:

Fixed assets	$8
Non controlling interest	(1,323)
Deferred tax liability	(437)
Goodwill	2,159
Customer relationships	1,560

Total assets acquired	1,967

Liabilities due to acquisition activities	807

Net assets acquired	$1,160

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 1,560 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over a period of ten years, based on the customers' relationships identified.

On April 1, 2011, the Company exercised the option to acquire the 24% in Magix Integration as stipulated in the original acquisition agreement for $1,105. On October 1, 2011 the Company purchased additional shares in Magix Integration, thereby completing the acquisition of 100% of the shares in Magix Integration for an additional consideration of up to $587 based on achievement by Magix Integration of certain performance targets through 2012. As a result, the Company adjusted the non-controlling interest related to Magix Integration that was initially recorded at the date of acquisition and income attributed to the Magix Integration non-controlling interest up-to the exercise of the option and additional purchase by an aggregate of $1,466, and a related adjustment to additional paid in capital of $226.

d.	On May 2011, the Company acquired 100% interest in a software solution provider. The Company paid a cash purchase price of $ 5,977.

The Company believes that the acquisition of this business will enable it to expand its offers and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing May 2011.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of May 2011:

Net assets	$598
Non-controlling interest	(299)
Intangible assets *)	2,271
Goodwill *)	3,407

Net assets acquired	$5,977

*)      The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the contractual period.

e.	On December 27, 2011, the Company completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $13,500. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. The Company believes the acquisition will broaden its product portfolio and strengthens the presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations will be included in the consolidated financial statements of the Company commencing January 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed, with reference to the acquisition as of December 27, 2011:

Net assets	$1,130
Intangible assets *)	5,786
Goodwill *)	8,679

Net assets acquired	$15,595

*)       The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the contractual period.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

Below are certain unaudited pro forma combined statements of income data for the year ended December 31, 2010 and 2011, respectively, as if the acquisitions detailed above had occurred at January 1, 2010, after giving effect to (a) purchase accounting adjustments, including amortization of intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2010, nor is it necessarily indicative of future results.

	Year ended December 31,
	2010	2011
	Unaudited	Unaudited

Total revenues	$107,615	$120,848
Net Income	$11,270	$15,407
Earnings per share
Basic	$0.35	$0.48
Diluted	$0.34	$0.42

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2010				2011
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$407	$-	$37	$444	$407	$-	$28	$435
Commercial bonds	2,114	-	90	2,204	571	-	67	638
Equity funds	118	-	91	209	118	-	50	168

Total available-for-sale marketable securities	$2,639	$-	$218	$2,857	$1,096	$-	$145	$1,241

The amortized costs of available-for-sale debt securities at December 31, 2011, by contractual maturities, are shown below:

		Gross unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$399	$1	$-	$400
Due between one year to five years	579	94	-	673

	$978	$95	$-	$1,073

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2011:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2011	$218

Reclassification to earnings of realized gain from available-for-sale securities	(20)
Unrealized loss from available-for-sale securities	(53)

Other comprehensive income from available-for-sale securities as of December 31, 2011	$145

The following is the change in the other comprehensive income of available-for-sale securities during 2010:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2010	$267

Reclassification to earnings of realized gain from available-for-sale securities	(62)
Unrealized gain from available-for-sale securities	13

Other comprehensive income from available-for-sale securities as of December 31, 2010	$218

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally marketable securities are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts and certain corporate bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2010
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$444	$-	$-	$444
Corporate bonds	186	2,018	-	2,204
Equity fund	209	-	-	209

Total financials assets	$839	$2,018	$-	$2,857

Liabilities:
Foreign currency derivative contracts	$-	$40	$-	$40
Contingent consideration			480	480

Total financials liabilities	$-	$40	$480	$520

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$435	$-	$-	$435
Corporate bonds	-	638	-	638
Equity fund	168	-	-	168
Foreign currency derivative contracts	-	42	-	42

Total financials assets	$603	$680	$-	$1,283

Liabilities:

Contingent consideration	$-	$-	$1,046	$1,046

Total financials liabilities	$-	$-	$1,046	$1,046

Fair value measurements using significant unobservable inputs (Level 3):

	Year ended December 31,
	2010	2011

Opening balance	$-	$480
Increase in contingent consideration	414	750
Decrease in contingent consideration due to settlement	-	(225)
Amortization of interest	66	41

Closing balance	$480	$1,046

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2010	2011

Short-term lease deposits and other accounts receivable	$501	$817
Advanced payments for the acquisition of Magix Integration (Note 3c)	1,160	-
Prepaid expenses	589	427
Government authorities	597	3,073
Deferred taxes	1,099	1,878
Other	83	206

	$4,029	$6,401

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2011
Cost:

Buildings and leasehold improvements	$342	$472
Computers and peripheral equipment	9,121	9,396
Office furniture and equipment	1,663	1,790
Motor vehicles	125	243
Software	2,353	2,469

	13,604	14,370
Accumulated depreciation:

Buildings and leasehold improvements	160	205
Computers and peripheral equipment	8,723	9,103
Office furniture and equipment	1,219	1,250
Motor vehicles	72	97
Software	1,603	1,686

	11,777	12,341

Depreciated cost	$1,827	$2,029

Depreciation expenses amounted to $ 910, $ 626 and $ 630 for the years ended December 31, 2009, 2010 and 2011, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2010	2011
Original amounts:

Capitalized software costs	$44,501	$49,723
Customer relationship and acquired technology	6,757	17,132

	51,258	66,855
Accumulated amortization:

Capitalized software costs	34,126	37,370
Customer relationship and acquired technology	2,471	3,637

	36,597	41,007

Intangible assets, net	$14,661	$25,848

b.	Amortization expenses amounted to $ 3,650, $ 3,940 and $4,410 for the years ended December 31, 2009, 2010 and 2011, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2011 is as follows:

2012	$5,813
2013	5,642
2014	4,061
2015	3,334
2016	3,717
2017 and thereafter	3,281

$25,848

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2010 and 2011 according to the Company's reporting units are as follows:

	IT professional services	Software services	Total

As of January 1, 2010	$5,089	$11,646	$16,735

Investments in subsidiaries	7,339		7,339
Foreign currency translation adjustments	-	550	550

As of December 31, 2010	12,428	12,196	24,624

Business combination	-	14,245	14,245
Adjustments due to purchase price allocation	(520)	-	(520)
Foreign currency translation adjustments	-	185	185

As of December 31, 2011	$11,908	$26,626	$38,534

The Company determined the fair value of each reporting unit using the income approach. The material assumptions used for the income approach for 2010 and 2011 were four years of projected net cash flows, a discount rate of 14%-15% and a long-term growth rate of 3.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

NOTE 10:-	SHORT-TERM CREDIT AND CURRENT MATURITIES OF LONG-TERM LOANS

Classified by currency, linkage terms and interest rates, the credit and loans are as follows:

	Interest rate		December 31,
	2010	2011	2010	2011
Short-term credit:

In, or linked to, Japanese Yen	1.72%	3.99%	$-	$-

Current maturities of long-term loans			9	4

			$9	$4

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2010	2011

Employees and payroll accruals	$5,092	$6,228
Accrued expenses	3,714	1,865
Deferred payments related to acquisition	1,906	2,325
Government authorities and other	2,098	5,330

	$12,810	$15,748

NOTE 12:-	LONG-TERM LOANS

Long-term loans are comprised as follows:

	Interest rate		December 31,
	2010	2011	2010	2011

In Japanese Yen	1.72%	3.99%	$11	$13
Less - current maturities			(9)	(4)

			$2	$9

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of the Company is subject to corporate tax in Israel at the following rate: 2010 - 25%, 2011 - 24%. In December 5, 2011, the Knesset (Israel's Parliament) passed a law for changing the tax burden (the Law), which cancels, among others, the gradual reduction in the corporate tax rates in Israel. In addition, the corporate tax in Israel will be increased to 25% starting in 2012. Accordingly, the real capital gains tax rate will increase to 25%. The effect of the above mentioned changes increased deferred tax asset by approximately $ 192 thousand. The adjustment of the deferred tax balances resulted in a tax benefit in 2011, respectively, recorded in taxes benefits.

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

Certain production and development facilities of the Company have been granted "Approved Enterprise" status pursuant to the Law, which provides certain tax benefits to its investment programs. For these programs, the Company has elected the alternative benefits track, waiving grants in return for tax exemptions. Pursuant to the alternative benefits track, the income of the Company derived from the Approved Enterprise programs is tax-exempt for periods of two to four years and will be eligible for reduced tax rates for additional periods of five to eight years (such reduced tax rates are dependent on the level of foreign investments in the Company).

The period of benefits for those expansions has not yet commenced.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

The tax benefit periods provided end at the earlier of 12 years from the commencement of production or 14 years from receipt of the approval for the Approved Enterprise. As of December 31, 2011, the Company has not generated any taxable income under any of its Approved Enterprises programs and thus the benefit period has not yet commenced and these benefits have not yet commenced.

The benefits available to an Approved Enterprise are conditional upon the fulfillment of conditions stipulated in the Law and its regulations and the criteria set forth in the specific letters of approval. In the opinion of the Company's management, the Company has been in full compliance with the conditions of the above programs through December 31, 2011.

If dividends were to be distributed out of tax-exempt profits deriving from an Approved Enterprise, the Company would be liable for corporate tax at a rate of 25%. As of December 31 2011, the Company did not generate any exempt income.

On April 1, 2005, an amendment to the Investment Law came into effect ("the Amendment") that has significantly changed the provisions of the Investment Law. The Amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies are no longer required to get the Investment Center's prior approval to qualify for tax benefits. Such an enterprise is a "Beneficial Enterprise", rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Beneficial Enterprise commences in the "Year of Commencement", which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficial Enterprise such as the provision generally requiring that at least 25% of the Beneficial Enterprise's income will be derived from export.

Under a new amendment to the law effective January 1, 2011, upon an irrevocable election made by the Company, a uniform corporate tax rate will apply to all qualifying income of certain Industrial Companies, as opposed to the previous law's incentives, which are limited to income from Approved Enterprises during their benefits period. Under the law, when the election is made, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, 7% and 12.5%, respectively, in 2013-2014, and 6% and 12%, respectively, thereafter. Certain "Special Industrial Companies" that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 15% withholding tax (or lower, under an applicable tax treaty).

4.	The Company has received final tax assessments for the Israeli tax return filings through the year 2006.

b.	Non-Israeli subsidiaries:

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2011, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 29,502, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 5,241 as of December 31, 2011, to offset against future taxable income for 15-20 years.

The Company's subsidiaries in the U.S had estimated total available tax loss carryforwards of $ 4,606 as of December 31, 2011, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2009	2010	2011

Domestic	$1,225	$4,288	$7,197
Foreign	5,285	4,985	7,866

	$6,510	$9,273	$15,063

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

e.	Taxes on income:

Taxes on income consist of the following:

	Year ended December 31,
	2009	2010	2011
Current:

Domestic	$1,082	$446	$447
Foreign	308	1,234	1,000

	1,390	1,680	1,447
Deferred taxes:

Domestic	-	(2,681)	(1,800)
Foreign	(1,056)	899	150

	(1,056)	(1,782)	(1,650)

Tax benefit (taxes on income)	$(334)	$102	$203

f.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2010	2011

Net operating loss carryforwards, net	$9,358	$8,403
Allowances and reserves	800	(582)

	10,158	7,821
Less: valuation allowance	(7,320)	(2,891)

Deferred tax assets	$2,838	$4,930

The net change in valuation allowance for the year ended December 31, 2011 was $ 4,429 mainly as a result of a change in management's estimation with respect to utilization of certain carryforward losses.

	December 31,
	2010	2011

Current tax assets	$1,099	$1,877
Non current tax assets	1,739	3,053

Deferred tax assets	$2,838	$4,930

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

Current taxes are included under other accounts receivable and prepaid expenses and non-current tax assets are included under other long term receivables.

Significant components of the Company and its subsidiaries deferred tax liability are as follows:

	December 31,
	2010 (*)	2011

Current liabilities	$(2,218)	$(2,359)
Non-current liabilities	-	(296)

Net Deferred tax liabilities	$(2,218)	$(2,655)

In 2011 as part of net asset acquired, an aggregate amount of $437 has been recorded as deferred tax liability, amounting to current and non-current as of December 31, 2011 of $141 and $296, respectively.

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

The main reconciling items of the statutory tax rate of the Company (2010 - 25% and 2011 - 24%) to the effective tax rate are valuation allowances provided for deferred tax assets (in all reported periods). During these years, tax expenses mainly represent taxes for a number of subsidiaries that do not have net operating loss carryforwards.

Reconciling items between the 2010 and 2011 statutory tax rate (25% and 24%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2010	2011

Income before taxes, as reported in the consolidated statements of operations	$9,273	$15,063

Statutory tax rate	25%	24%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$2,318	$3,615
Tax adjustment in respect of different tax rates	525	866
Deferred taxes on losses for which full valuation allowance was provided in the past	(1,663)	(37)
Changes in valuation allowance	(2,676)	(4,429)
Taxes (benefits) in respect of prior years	318	(73)
Nondeductible expenses	181	40
Uncertain tax position and other differences	895	(185)

	$(102)	$(203)

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740 "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2009, 2010 and 2011, the Company recorded $ (217), $ 874 and $ 727 of tax expenses (income), respectively, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2010	$379

Increase in tax positions taken in current year	815

Gross unrecognized tax positions at December 31, 2010	1,194

Increase in tax positions taken in current year	710

Gross unrecognized tax benefits at December 31, 2011	1,904

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. During the years ended December 31, 2010 and 2011, the Company recorded $ 59 and $ 17 respectively, for interest and penalties expenses related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 59 and $ 76 at December 31, 2010 and 2011, respectively.

As of December 31, 2011, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

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

Under the Company's 1991, 2000 and 2007 Stock Option Plans, as amended (collectively, "the Plans"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 1991, 2000 and 2007 Stock Option Plans, the Company reserved for issuance 6,750,000, 4,600,000 and 1,500,000 Ordinary shares, respectively. As of December 31, 2011, an aggregate of 523,249 Ordinary shares of the Company are still available for future grants under the Plans. Each option granted under the Plans is exercisable for a period of ten years from the date of the grant of the option. The 2000 Plan expired on May 5, 2010 and the 2007 Plan will expire on August 1, 2017. No options were granted under the 1991 Plan after July 31, 2001. The exercise price for each option is determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over three-four years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2011 and changes during the year ended December 31, 2011 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	1,664,188	$2.02	6.49	$6,928
Granted	300,000	4.00
Exercised	(580,414)	1.56
Forfeited	(27,895)	1.15

Outstanding at December 31, 2011	1,355,879	$2.31	6.46	$3,416

Exercisable at December 31, 2011	694,913	$2.55	4.33	$1,680

Vested and expected to vest at December 31, 2011	1,286,149	$2.63	6.32	$3,280

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

A summary of employee option activity under the Plans as of December 31, 2011, included in previous table, whose vesting is contingent upon meeting various departmental and Company wide performance goals, including revenue growth and net gain index is as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2011	177,916	$1.59	7.32	$816

Exercised	(38,666)	$2.13

Outstanding at December 31, 2011	139,250	$1.44	6.55	$519
Exercisable at December 31, 2011	76,750	$1.57	6.37	$276
Vested and expected to vest at December 31, 2011	136,367	$1.45	6.55	$507

A summary of employee option activity under the Plans as of December 31, 2009 and 2010 and changes during the years ended on those dates, are as follows:

	Year ended December 31,
	2009		2010
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	2,390,045	$2.31	1,927,199	$2.28
Granted	350,000	$0.88	498,000	$1.44
Exercised	(42,546)	$1.36	(685,564)	$1.95
Forfeited	(770,300)	$1.79	(75,447)	$5.59

Outstanding at end of year	1,927,199	$2.28	1,664,188	$2.02

Exercisable at end of year	1,512,823	$2.56	933,688	$2.59

Vested and expected to vest at December 31, 2009 and 2010, respectively	1,881,429	$2.31	1,583,891	$2.06

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

On November 4, 2009, as part of a termination agreement, the Company extended the exercise period of outstanding options to purchase 62,500 Ordinary shares for an additional one year period from date of termination. The Company accounted for the period extension as a modification and recorded an additional compensation expense of $ 10, during 2009.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was $ 0.87, $ 1.88 and $ 4, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2011. This amount is changed based on the market value of the Company's Ordinary shares. Total intrinsic value of options exercised for the years ended December 31, 2009, 2010 and 2011 was $ 26, $ 1,895 and $ 2,197, respectively. As of December 31, 2011, there was $ 882 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately four years.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 14:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2011, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding as of December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable as of December 31, 2011	Weighted average exercise price of exercisable options
In $
0-1	112,654	6	$0.21	67,654	$0.35
1.01-2	318,131	5	$1.38	204,167	$1.41
2.01-3	329,000	8	$2.29	156,998	$2.31
3.01-4	474,791	8	$3.90	144,791	$3.80
4.01-5	96,303	2	$4.06	96,303	$4.06
5.01-6	25,000	2	$5.95	25,000	$5.95

	1,355,879	5	$2.27	694,913	$2.51

d.	Accumulated other comprehensive income:

	December 31,
	2009	2010	2011

Accumulated realized and unrealized gain on available-for-sale securities, net	$267	$218	$145
Accumulated foreign currency translation adjustments	(198)	218	(152)
Unrealized gain (loss) on derivative instruments, net	5	11	(12)

Total other comprehensive income	$74	$447	$(19)

e.	On December 30, 2009, the Company declared a dividend distribution of $ 0.50 per share ($ 15,974 in the aggregate) which was paid on January 25, 2010.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2009	2010	2011

Total costs	$4,438	$5,667	$7,269
Less - capitalized software costs	(3,128)	(3,595)	(5,222)

Research and development, net	$1,310	$2,072	$2,047

b.	Financial income (expenses), net:

Interest income net of bank charges	$482	$13	$464
Interest expenses related to liabilities in connection with acquisition	-	(173)	(112)
Loss arising from foreign currency translation	(244)	(64)	(131)

Financial income(expenses), net	$238	$(224)	$221

c.	In 2009, the Company sold its office buildings in Hungary and Israel for $ 535 and $ 5,200, respectively. As a result of the sales, the Company recorded net gains of approximately $ 289 and $ 1,960, respectively.

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2011, are as follows:

2012	$1,312
2013	756
2014	345
2015 and thereafter	275

$2,688

Rent expenses for the years ended December 31, 2009, 2010 and 2011 were approximately $ 1,231, $ 1,487 and $ 1,733, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 54.

The Company currently occupies approximately 39,321 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement in Israel upon six months prior written notice.

b.	Guarantees:

The Company has provided three of its clients with bank guarantees totaling $ 14, which are linked to the New Israeli Shekel, of which $ 11 is valid through December 2012.

c.	From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

1.	In June 2004, an Israeli company filed a lawsuit against the Company in the District Court of Tel Aviv - Jaffa seeking damages of NIS 8.0 million (approximately $2,200), with an option to increase the amount sought to approximately NIS 17.0 million (approximately $4,800), for recovery of alleged damages caused by the Company's alleged failure to integrate a software system. In March 2011, the Company entered into a settlement agreement with the plaintiff pursuant to which the Company did not incur any additional loss exceeding amounts already recognized.

2.	In March 2006, a client of one of the Company's subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 488,000 Euro (approximately $650). In June 2009, the court rejected the plaintiff’s claims. In July 2009, the plaintiff filed an appeal. The appeal was dismissed in February 2012.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

3.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately $13,600. The arbitrator determined that both the Company and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, the Company is unable to estimate the amount of the probable loss, if any, to be recognized.

4.	In February 2010, a U.S. based company filed a lawsuit against the Company and one of its subsidiaries, claiming an alleged breach by the Company and the subsidiary of its intellectual property rights in connection with one of the Company’s products. In July 2011, the Company entered into a settlement agreement with the plaintiff according to which it paid a lump sum to the plaintiff for future maintenance and support until 2018, subject to a complete release of all claims.

5.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

d.	Royalty commitments:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2011, the remaining contingent obligation of the Company amounted to $ 150.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2009	2010	2011

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$6,176	$9,375	$15,044

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	31,899,198	32,139,686	36,267,739
Effect of dilutive securities	208,089	591,360	777,968

Denominator for diluted net earnings per share	32,107,287	32,731,046	37,045,707

Basic earnings per share	$0.19	$0.29	$0.41

Diluted earnings per share	$0.19	$0.29	$0.41

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	Historically, the Company reported its results on the basis of one reportable segment, which was comprised of two reporting units: CoreTech and Magic. (See Note 1 for a brief description of the Company's business.) During 2010, as a result of a change in the Company's management structure associated with the acquisition of a U.S-based consulting and staffing services business, the Company began to report its results on the basis of two reportable business segments: Software services and IT professional services, each of which is comprised of one reporting unit. The reporting unit of the IT professional services segment is comprised of the Company's three IT consulting and staffing subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., and the reporting unit of the proprietary and none proprietary software technology segment is comprised of all of the Company's other subsidiaries.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

Software services

The Company develops markets, sells and supports a proprietary and none proprietary application platform, software applications and business and process integration solutions.

IT professional services

The Company offers flexible services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2009

Total revenues	$43,120	$12,230	$-	$55,350
Expenses	36,448	11,048	3,596	51,092

Segment operating income (loss)	$6,672	$1,182	$(3,596)	$4,258

Depreciation and amortization	$3,923	$10	$627	$4,560

2010

Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240

Segment operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

Depreciation and amortization	$3,610	$615	$341	$4,566

2011

Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611

Segment operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

Depreciation and amortization	$3,837	$853	$350	$5,040

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except for share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers. The Company has adjusted all prior year comparative amounts to reflect this change in classification to be consistent for all periods presented.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2009, 2010 and 2011:

	Year ended December 31,
	2009	2010	2011

Israel	$3,614	$4,405	$7,982
Europe	22,516	21,788	24,351
United States	18,485	48,888	60,727
Japan	8,895	10,806	12,111
Other	1,840	2,691	8,157

	$55,350	$88,578	$113,328

d.	The Company's long-lived assets are located as follows:

	December 31,
	2010	2011

Israel	$15,760	$37,651
Europe	1,487	1,836
United States	16,893	16,225
Japan	6,506	6,804
Other	466	3,895

	$41,112	$66,411

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2009 there were no major customers above 10%. In 2010 and 2011, the Company had one customer, included in the IT professional services segment, which accounted for 28% and 25% and of the group revenues, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2011:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell Resources Inc.	88	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz.	100	Hungary
CarPro Systems Ltd.	100	Israel
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Information Technology Ltd	100	Israel
Complete Business Solutions Ltd	95	Israel

- - - - - - - - - - - -

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251	Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

             Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified

Public Accountants

23 January 2012

J. Cohen C.P.A. (ISR) R Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251	Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

             Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2011 and 2010, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified

Public Accountants

25 January 2012

J. Cohen C.P.A. (ISR) R Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2011 and 2010, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts of disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan

January 30, 2012	/s/ KDA Audit Corporation
KDA Audit Corporation

Magic Benelux B.V.

Independent auditor’s report

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

Opinion with respect to the financial statements

In our opinion, the financial statements give a true and fair view of the financial position of Magic Benelux B.V. as at December 31, 2010 and 2009 and of its its related statements of operations for each of the three years in the period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

Magic Benelux B.V.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under Section 2:393 sub 5 at e and f of the Dutch Civil Code, we have no deficiencies to report as a result of our examination whether the management board report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Section 2:392 sub l at b-h has been annexed. Further we report that the management board report, to the extent we can assess, is consistent with the financial statements as required by Section 2:391 sub 4 of the Dutch Civil Code.

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

Budapest, Hungary	/s/ Maria Négyessy
January 28, 2011	Maria Négyessy
Reg. Auditor

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software EnterpriseS LTD.
By:	/s/Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer

Dated: March 27, 2012