Form 20-F
period 2012-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2013-04-24
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________ __________

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

Ordinary Shares, par value NIS 0. 1 per share	................... 36,626,728 (as of December 31, 2012)

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

INTRODUCTION

Magic Software Enterprises Ltd. develops, markets, sells and supports an application platform and business and process integration solutions and offers information technology, or IT, professional services. Our products and services are available through a global network of regional offices, independent software vendors, or ISVs, system integrators, distributors and value added resellers, or VARs, as well as original equipment manufacturers, or OEMs, and consulting partners in approximately 50 countries. Our offerings provide our partners and customers with the ability to develop business applications, leverage existing IT resources, enhance business agility, and focus on core business priorities to gain maximum return on their existing and new IT investments. We are known for our metadata driven, code-free approach, allowing users to focus on business logic rather than technology requirements. This approach forms the driving principle of both our Magic xpa application platform and our Magic xpi integration platform. Our ordinary shares are listed on the NASDAQ Global Select Market under the symbol “MGIC” and are also traded on the Tel Aviv Stock Exchange, or TASE.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with Untied States generally accepted accounting principles, or U.S. GAAP. All references in this annual report to “dollars” or “$” are to U.S. dollars and all references in this annual report to “NIS” are to New Israeli Shekels.

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filling with the Securities and Exchange Commission, or the SEC, you may read the document itself for a complete recitation of its terms.

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

i

TABLE OF CONTENTS

PART I			1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE		1
ITEM 3.	KEY INFORMATION		1
	A.	Selected Financial Data	1
	B.	Capitalization and Indebtedness	2
	C.	Reasons for the Offer and Use of Proceeds	2
	D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY		14
	A.	History and Development of the Company	14
	B.	Business Overview	16
	C.	Organizational Structure	30
	D.	Property, Plants and Equipment	30
ITEM 4 A.	UNRESOLVED STAFF COMMENTS		31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		31
	A.	Operating Results	31
	B.	Liquidity and Capital Resources	46
	C.	Research and Development, Patents and Licenses	49
	D.	Trend Information	49
	E.	Off-Balance Sheet Arrangements	50
	F.	Tabular Disclosure of Contractual Obligations	50
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		50
	A.	Directors and Senior Management	50
	B.	Compensation -	53
	C.	Board Practices	53
	D.	Employees	63
	E.	Share Ownership	64
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		66
	A.	Major Shareholders	66
	B.	Related Party Transactions	67
	C.	Interests of Experts and Counsel	67
ITEM 8.	FINANCIAL INFORMATION		68
	A.	Consolidated Statements and Other Financial Information	68
	B.	Significant Changes	69
ITEM 9.	THE OFFER AND LISTING		69
	A.	Offer and Listing Details	69
	B.	Plan of Distribution	70
	C.	Markets	71
	D.	Selling Shareholders	71
	E.	Dilution	71
	F.	Expenses of the Issue	71
ITEM 10.	ADDITIONAL INFORMATION		71

ii

	A.	Share Capital	71
	B.	Memorandum and Articles of Association	71
	C.	Material Contracts	74
	D.	Exchange Controls	74
	E.	Taxation	74
	F.	Dividends and Paying Agents	84
	G.	Statement by Experts	84
	H.	Documents on Display	84
	I.	Subsidiary Information	85
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS		85
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		86

PART II			86

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		86
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		86
ITEM 15.	CONTROLS AND PROCEDURES		87
ITEM 16.	RESERVED		88
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT		88
ITEM 16B.	CODE OF ETHICS		88
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES		88
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES		89
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS		89
ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT		89
ITEM 16G.	CORPORATE GOVERNANCE		89
ITEM 16H.	MINE SAFETY DISCLOSURE		90

PART III			91

ITEM 17.	FINANCIAL STATEMENTS		91
ITEM 18.	FINANCIAL STATEMENTS		91
ITEM 19.	EXHIBITS		91
SIGNATURES			93

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

We have derived the following consolidated income statement data for the years ended December 31, 2010, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the years ended December 31, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008, 2009 and 2010 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$20,913	$17,261	$20,111	$23,110	$23,684
Maintenance and technical support	14,530	13,821	14,407	16,751	22,384
Consulting services	26,537	24,268	54,060	73,467	80,312
Total revenues	61,980	55,350	88,578	113,328	126,380
Cost of revenues:
Software	4,898	5,388	5,320	5,771	7,439
Maintenance and technical support	2,263	2,189	2,070	2,250	3,238
Consulting services	19,978	18,687	44,058	59,237	62,716
Total cost of revenues	27,139	26,264	51,448	67,258	73,393
Gross profit	34,841	29,086	37,130	46,070	52,987
Operating costs and expenses:
Research and development, net	2,350	1,310	2,072	2,047	2,947
Selling and marketing	17,357	15,308	17,526	20,147	22,990
General and administrative	10,867	8,210	8,194	9,159	10,642
Other income, net	-	1,972	-	-	-
Operating income	4,267	6,230	9,338	14,717	16,408
Financial income (expense), net	448	238	(224)	221	10
Other income, net	-	42	159	125	136
Income before taxes on income	4,715	6,510	9,273	15,063	16,554
Tax benefit (taxes on income)	(199)	(334)	102	203	(94)

	Year ended December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands, except share and per share data)
Income after taxes on income	4,516	6,176	9,375	15,266	16,460
Equity in earnings (losses) of affiliates	(8)	-	-	-	-
Net income	$4,508	$6,176	$9,375	$15,266	$16,460
Change in redeemable non-controlling interests	-	-	-	-	253
Net income attributable to non-controlling interests	-	-	-	222	24
Net income attributable to Magic's Shareholders	4,508	6,176	9,375	15,044	16,183
Basic earnings per share	$0.14	$0.19	$0.29	$0.41	$0.44
Diluted earnings per share	$0.14	$0.19	$0.29	$0.41	$0.44
Shares used to compute basic earnings per share	31,769	31,899	32,140	32,268	32,502
Shares used to compute diluted earnings per share	32,032	32,107	32,731	37,046	37,108
Dividends	-	15,974	-	-	3,661
Cash dividend declared per common share	-	$0.50	-	-	$0.10

Balance Sheet Data:

	December 31,
	2008	2009	2010	2011	2012
	(U.S. dollars in thousands)
Working capital	$33,851	$28,021	$48,815	$36,304	$45,156
Cash, cash equivalents, short term deposits and marketable securities	32,588	41,868	46,542	32,122	38,634
Total assets	81,164	87,551	111,950	135,971	152,238
Total equity	66,755	57,188	88,865	105,625	118,117

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core products and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

We derive a significant portion of our revenues from sales of application platforms and integration products primarily under our Magic xpa,Magic xpi and AppBuilder brands and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success will also be dependent on the continued acceptance of Magic xpa and Magic xpi. The continued acceptance of these products rely in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which they are particularly useful and advantageous. We will need to continue to enhance our products and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected; adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products or services.

We compete in a market that is characterized by rapid technological changes. Other companies are also seeking to offer Internet-related solutions, such as cloud computing, to generate growth. These companies may develop technological or business model innovations in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets.

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

Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services. In addition, if release dates of any future products or enhancements are delayed or if they fail to achieve market acceptance when released, our business, financial condition and results of operations could be adversely affected.

Adapting to evolving technologies may require us to invest a significant amount of resources into the development, integration and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies that we have adapted and productized. This adaptation already required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

We face intense competition in the markets in which we operate. This competition could adversely affect our business, results of operations and financial condition.

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications and services markets in which we operate. The growth of the SaaS market has increased the competition in these areas. We expect that such competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

We also compete with other companies in the technical IT consulting and staffing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through three of our subsidiaries in the United States and three of our subsidiaries in Israel, compete for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

Some of our existing and potential competitors are larger companies, have substantially greater resources than us, including financial, technological, marketing, skilled human resources and distribution capabilities, and enjoy greater market recognition than us. We may not be able to differentiate our products and services from those of our competitors, offer our products as part of integrated systems or solutions to the same extent as our competitors, or successfully develop or introduce new products that are more cost-effective, or offer better performance than our competitors. Failure to do so could adversely affect our business, financial condition and results of operations.

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

During periods of slowing economic activity our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economies throughout the world currently face a number of challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. Notwithstanding the improving economic conditions in some of our markets, many companies are still cutting back expenditures or delaying plans to add additional personnel or systems. Any further worsening of the global economic condition could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past three years we made a number of acquisitions, including: (i) our distributer in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution provider and a Business Partner of SAP; and (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions.

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

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

The revenues of our principal IT professional services subsidiary are dependent upon one key customer and a significant decrease in revenues from such customer could adversely affect our business, results of operations and financial condition.

The revenues of our principal IT professional services subsidiary are dependent upon Ericsson Inc., or Ericsson, which is currently our largest customer, accounting for 29%, 25% and 19% of our total revenues in 2010, 2011 and 2012, respectively. We do not know if, or for how much longer, Ericsson will continue to purchase the IT professional services of such subsidiary. A significant decrease in revenues from Ericsson may adversely affect our business, results of operations and financial condition.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products through our direct sales representatives, as well as through third parties that use our technology to develop and sell solutions to their customers, referred to as ISVs or Magic Solution Providers, or MSPs, and also through system integrators. These independent MSPs then sell the applications they develop on the Magic xpa platform to end-users. In some regions, especially in Asia-Pacific, Eastern Europe, Spain, Italy, South America and a few countries in the Mediterranean area, we sell our products through regional distributors. We are dependent upon the acceptance of our products by our independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling non-competitive products. The independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from other IT professional services. Our software licenses revenues include the sale of third party software licenses, which have a lower gross margin than sales of our software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services increases as a percentage of our total revenues, our gross profit margins may decline in the future.

We derive a significant portion of our revenues from IT professional services. Our ability to attract and retain qualified computer professionals may adversely affect our business, results of operations and financial condition.

The success of our IT professional services is dependent upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, clients and, to a lesser extent, temporary personnel agencies. A shortage of, and significant competition for, software professionals with the skills and experience necessary to perform the services offered by these subsidiaries may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences. Demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

Our widespread operations may strain our management, operational and financial resources and could adversely affect our business, results of operations and financial condition.

Our widespread operations have significantly strained our management, operational and financial resources in the past. Any future growth may increase this strain. To manage future growth effectively, we may:

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

While our principal executive offices are located in Israel, 95%, 93% and 91% of our sales in 2010, 2011 and 2012, respectively, were generated in other countries and regions including, but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa. Our success in becoming a stronger competitor in the sale of application platforms and integration solutions is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our international operation subjects us to many risks inherent to international business activities, including:

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access.  While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. A failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Maintaining the security of our products, computers and networks is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, outside parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business.

Currency exchange rate fluctuations in the markets in which we conduct business could adversely affect our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. However, in 2011 and 2012, over 46% and 49% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan, Israel, the United Kingdom and South Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly to $74 million as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

Our products have a lengthy sales cycle which could adversely affect our revenues.

Our customers typically use our technologies to develop and deploy as well as to integrate applications that are critical to their businesses. As a result, the licensing and implementation of our technologies generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle can be further extended for sales made through third party distributors.

Our products may contain defects that may be costly to correct, delay their market acceptance and expose us to difficulties in the collection of receivables and to litigation.

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

Our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims that may not be effective or enforceable under the laws of some jurisdictions. Also, the professional liability insurance that we maintain may not be sufficient against potential claims. Accordingly, we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

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

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 19,160,044 or 52.2%, of our outstanding ordinary shares as of April 5, 2013. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 50.2% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law (see Item 6C “Directors, Senior Management and Employees - Board Practices - Disclosure of Personal Interests of a Controlling Shareholder; Approval of Transactions with Controlling Shareholders”), Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Asseco will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of external directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

If we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to Our Ordinary Shares

Our share price has been volatile in the past and may continue to be susceptible to significant market price and volume fluctuations in the future.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. While in 2010 our share price increased by 170%, in 2011 and 2012 our share price dropped by 20% and 7%, respectively. Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	The public’s response to our press releases, our other public announcements and our filings with the SEC and the Israeli Securities Authority;

•	Adoption of a dividend policy;

•	Future sales of our ordinary shares by our directors, officers and significant shareholders;

•	Political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	Other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

•	General trends of the stock markets.

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

Our ordinary shares are traded primarily on the NASDAQ Global Select Market and on the TASE. Trading in our ordinary shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our ordinary shares on these two markets may differ. Any decrease in the trading price of our ordinary shares on one of these markets could cause a decrease in the trading price of our ordinary shares on the other market.

The trading volume of our shares has been low in the past and may be low in the future, resulting in lower than expected market prices for our shares.

Our shares have traded at low volumes in the past and may trade at low volumes in the future for reasons that may be related or unrelated to our performance. This may result in a lack of liquidity, which could negatively affect the market price for our ordinary shares.

We may in the future be classified as a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ordinary shares who are U.S. residents face income tax risks. There is a risk that we will be treated as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. holders of our ordinary shares and would likely cause a reduction in the value of our shares. For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of our assets for the taxable year produce or are held for the production of passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2013. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations.  In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may affect Israel and us. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future.

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

We are currently eligible to receive tax benefits under programs of the Government of Israel. In order to maintain our eligibility for these tax benefits, we must continue to meet specific requirements. If we fail to comply with these requirements in the future, such tax benefits may be cancelled. For more information about the tax benefit programs see Item 10E “Additional Information – Taxation.”

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

The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

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

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

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

We develop, market, sell and support Magic xpa, an application platform for developing and deploying business applications, AppBuilder, an application platform for building, deploying, and maintaining large-scale, custom-built business applications and Magic xpi, a platform for application integration. We also offer IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental staffing services. The Magic xpa, AppBuilder, and Magic xpi platforms enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. As an IT technology innovator, we have 30 years of experience in assisting software and enterprise companies worldwide to produce and integrate their business applications. Our application platform, Magic xpa, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and MSPs. In addition, we sell our Magic xpi technology for business application integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint or other eco-systems.

On January 17, 2010, we purchased the consulting and staffing services business of a U.S.-based IT services company. The acquired business provides a comprehensive range of consulting and staffing services for telecom, network communications and the IT industry.

In November 2010, we signed a global alliance agreement with MicroStrategy® Incorporated (NASDAQ: MSTR), a leading worldwide provider of business intelligence software, enabling us to deliver an integrated business intelligence solution to our Magic xpa and Magic xpi customers worldwide. In February 2012, MicroStrategy Incorporated was positioned in the ‘Leaders’ Quadrant of the “Gartner 2012 Magic Quadrant for Business Intelligence Platforms Report.”

Through a two-step acquisition in 2011, we acquired 100% of the shares of our South African distributor, Magix Integration. Magix Integration specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. We believe that this acquisition will contribute to our growth and further strengthen our presence in the region.

In May 2011, we acquired 95% of Complete Business Solutions Ltd. and 100% of Complete Information Technology Ltd. The companies are prominent software solution providers and leading Business Partners of SAP with many years of experience in distributing and implementing SAP Business One ERP Software. We believe that these acquisitions will enable us to expand our offers and leverage our relationships with top tier customers.

In December 2011, we acquired the AppBuilder activity of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd. This group is a software and systems development house that specializes in providing advanced IT and communications services and solutions. We and the sellers hold mutual put and call options, respectively, for the remaining 20% interest in the group. We believe that this acquisition will enable us to expand our professional services offerings and leverage our relationships with top tier customers.

In 2012, we continued to work closely with IBM as an Advanced Partner in the IBM Partnerworld for Developer Business Partner program and as a Member Partner of IBM Partnerworld for Software. IBM has awarded us with its ServerProven® certification for our Magic xpa and Magic xpi products following a rigorous testing and evaluation process. Only those products that are validated by IBM to install quickly, start up easily and run reliably on IBM servers are awarded this certification, designed by IBM to assist its customers to easily identify complete solutions for their business-critical e-business needs. We are also part of IBM’s System i Tools Innovation Program. As part of our activities with IBM’s customers and business partners, we released a special edition of Magic xpi for Oracle JD Edwards, targeted at users of JD Edwards Enterprise One Oracle enterprise resource planning, or ERP, software on the IBM System i platform.

Our capital expenditures for the years ended December 31, 2010, 2011 and 2012, were approximately $0.6 million, $0.5 million and $0.5 million, respectively. These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

B.	Business Overview

Industry Overview

In recent years the multiplication of enterprise applications has lead to a level of complexity of an enterprise’s information system that is obstructing business progress and evolution, reducing business agility and often resulting in multiple versions of similar data objects, such as customer records. We believe that one of the main challenges modern enterprises face today is “creating a real time single view of the truth,” which is the better way to make effective and relevant business decisions. Business integration is employed to facilitate this. Traditionally, given their cost and complexity, business integration solutions were targeted at large enterprises. Consequently, business integration tools are mostly complex, require significant implementation resources, take a long time to implement and are costly. Given the critical need for business integration across the demand and supply chain, enterprises of all sizes require such solutions. We recognized this trend and emerging need when we designed Magic xpi.

Another major evolution in enterprises is the trend of reusing IT assets, such as enterprise applications, which is driving the move towards service oriented architecture, or SOA. Due to the large investments in enterprise applications, such as ERP and CRM, on the one hand, and the accelerating business change, on the other hand, organizations need to find a way to continue to leverage their IT investments while increasing their ability to change business processes and support new ones. The software industry’s response is a new SOA, a new paradigm of application development, service oriented development architecture, and composite applications. Most of these involve metadata (which is data that describes other data, similar to a table of content describing a book), rather than traditional programming. We have developed and enhanced this paradigm over the last 30 years, and we believe that we have one of the largest installed-base of products employing such technology.

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

Cloud computing is another major trend that is changing the way businesses buy IT services.  New cloud computing technologies, which deliver greater agility and more meaningful cost savings to businesses, make hosting even more compelling for a broader market. Mobile, cloud and SaaS are each becoming a well-established phenomenon in some areas of enterprise IT. These trends are growing into mainstream options for software-based business solutions and are expected to have an effect on most enterprise IT departments in the next few years. It appears that SaaS and cloud enabled application platforms are becoming dominant players in the growing SaaS application industry. We are developing our technology to provide the functionality of a cloud-enabled application platform as a result of the growing demand from application vendors to repackage their applications as a SaaS offering.

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

Our technology, comprised of the Magic xpi and Magic xpa solutions, is comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa and Magic xpi provide ISVs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and decreasing time-to-market.

With the launch of Magic xpi, we started a process of expanding from the application development field to the business integration and process management fields, which are presently converging, from a technology perspective, into the composite application field. Products for these fields require SOA, application integration capabilities, process management, orchestration capabilities and information delivery capabilities. We believe that our technology and products provide all of these capabilities.

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

After the launch of our mobile offering on different operating systems (BlackBerry OS, Windows mobile, iOS and Android), our customers and partners began to develop mobile applications in different markets and industries. Some recent leading examples of implementations of our mobile offering include:

•	UK-based Cape plc developed a fully certified mobile solution that enables construction site managers to access integrated data from a wide range of enterprise systems and multiple databases, all on a single screen on their mobile device.

•	US-based Dove Tree Canyon Software developed a RIA-based solution for deploying its next-generation warehouse management software over mobile devices. Having used Magic’s technology to successfully deploy an application on Windows Mobile devices, Dove Tree turned to Magic xpa to implement decision to support iOS and Android tablets.

•	The Swiss branch of SAGE, a leading vendor of integrated and innovative financial software, mobilize its Prospero suite of financial solutions for portfolio managers, brokers, traders, and other financial professionals using Magic’s mobile technology.

•	WellMark LLC, a US-based manufacturer of liquid and pneumatic controls and valves for the oil and gas industry, developed and deployed iPhone and iPad mobile business applications that allow users to access pricing, in-house and remote warehouse inventory status, and customer status information.

•	BKB GrainCo, a South African leader in the trading, storage, and milling of grain commodities, deployed mobile enterprise apps on mobile devices running on the BlackBerry platform. Its suppliers can now check their accounts at any time and can instantly track stock movements, contracts, and financial information. Android and iOS versions will follow soon.

•	KDDI, a leading Japanese-based telecom company, used Magic technology as the back-end integration engine for its new service connecting Salesforce.com with Android smartphones.

We continue to enhance our mobile offering with strategic partnerships. During 2012, Magic joined the Samsung Enterprise Alliance Program as a Silver Partner. The Samsung Enterprise Alliance Program is an enterprise mobility ecosystem targeted to leading independent software vendors and system integrators providing differentiated and unique solutions that enhance Samsung’s offerings to its enterprise customers. By joining forces this world-leading smartphone and tablet vendor, each of Magic’s worldwide branches can benefit from Samsung’s global and local sales, marketing, and technical expertise, positioning us well to penetrate the large and fast-growing enterprise mobility market.

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

Magic xpa Application Platform

The uniPaaS application platform was released during 2008 as the next generation of eDeveloper. Magic xpa (formerly branded uniPaas) was released in recognition of the growing market demand for cloud based offerings including RIAs, mobile applications and SaaS. It features new functionality and extensions to our application platform, with the objective of enabling the development of RIAs, SaaS, mobile and cloud enabled applications. SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and operated in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIAs.

Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. Our Magic xpa application platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and eventually modify these choices as the situation requires. Furthermore, enterprises can use cloud based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases. In addition, Magic xpa is interoperable with .NET and Java technologies.

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in unprecedented cost savings through fast and easy implementation and reduced project risk.

In May 2011, we launched the Blackberry client of our Magic xpa offering for mobile development and deployment of enterprise applications. In June 2012, we released additional clients for iOS and Android platforms. Our mobile offering successfully addresses even the most complex work flow scenarios, such as deployment of multiple core enterprise applications across multiple back-end systems, and targets the widest range of smartphones, without compromising functionality or security. This versatile solution enables smartphone users not only to access a vast array of mobile applications, but also to perform any business task, such as securely accessing ERP, CRM, or human resource systems, in real-time and from any location, with the user-friendly experience of their mobile phone.

In July 2011, we released Magic xpa 2.0, which enables developers and enterprises to develop solutions in a highly productive metadata-driven development environment, while enhancing their software offerings with a rich, engaging, standardized and modern user interface. The Magic xpa 2.0 deployment platform is based on the .NET Framework and enables seamless migration of any legacy Magic application to .NET with minimal effort. Magic xpa 2.0 provides a simple and gradual migration path from Client/Server applications to RIA deployment and provides new and improved RIA deployment features. It also provides native mobile clients the ability to fully support the development and deployment of mobile applications.

Our Magic xpa application platform was acknowledged in Gartner’s 2012 Magic Quadrant for Application Infrastructure for Systematic SOA Application Projects as an “easy-to-develop platform, with substantial support for various nonfunctional requirements built in, and it is emerging as a highly capable Cloud enabled application platform (CEAP).”

Magic xpi Integration Platform

The Magic xpi integration platform (formerly branded iBOLT) is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, BPM, and SOA infrastructure. Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability, and customer satisfaction.

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, we released Magic xpi 3.2 and since then we have continued to develop the Magic xpi channel. We entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. We also offer special editions of Magic xpi targeted at specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft Sharepoint or Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In January 2013, our Magic xpi Integration Platform received the CIO Choice 2013 Honor and Recognition Title for Enterprise Application Integration Software. The highly competitive CIO Choice program recognizes worldwide vendors that use innovative technology to deliver competitive advantages and enable business growth.

AppBuilder Application Platform

AppBuilder, a platform we acquired in December 2011 is a development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

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

Magic xpa, our metadata driven application platform, is aligned with modern application development theories and enables developers to create better solutions in less time and with fewer resources. Magic xpa offers our customers - ISVs, system integrators and enterprises - the following benefits:

•	Faster Time to Market. Magic xpa eliminates the difficulties and costs of developing distinct client and server paradigms and partitioning.

•	Lower Total Cost of Ownership. When deployment is required Magic xpa automatically instructs the business logic to the various technical components, saving the need for human intervention or planning and enabling deployment at an unprecedented low cost of ownership.

•	Deployment Flexibility. Unique to the market, Magic xpa gives users the power to choose how they deploy their applications, whether full client or web, on-premise or on-demand, software or SaaS.

•	Scalability and Adaptability. Magic xpa enables application owners to move from full client mode to RIAs, mobile and SaaS and back again as business situations and demands change.

•	Portability. Magic xpa can be used with most hardware platforms, operating systems and databases. Applications developed with our technology for one platform can also be deployed on other supported platforms.

•	Database Access and Technology Independence. Our technology can easily move data across platforms and convert the data from one database format to another.

•	Comprehensiveness. Magic xpa incorporates all aspects of the development and deployment process, which usually requires organizations to buy and integrate multiple and diverse server and client paradigms.

•	Global Experience and Expertise. Magic xpa leverages many years of research and development, including applied customer experience and feedback.

We believe that Magic xpi offers our customers and partners the following benefits:

•	Time to Market. Based on our customers’ experience and feedback, we believe that Magic xpi’s services, components and wizards allow for faster project delivery.

•	Cost Effectiveness. Many vendors design their business logic in a way that’s so complex; customers can barely use it. Magic xpi’s graphical business flow editor allows users to easily and intuitively configure their business processes, ensuring that their end project is practical, usable and gives value for their investment.

•	Comprehensiveness. Magic xpi is a comprehensive integration technology stack, guaranteeing powerful and cost-effective integration for any business scenario.

•	Deployment Flexibility. Magic xpi has a significant range of built-in certified and optimized adaptors to maximize the integration flexibility and intuitive use.

•	Scalability and Adaptability. Magic xpi is used by hundreds of companies of every size in almost every industry sector worldwide and is responsible for tens of millions of transactions daily.

•	Global Experience and Expertise. Magic xpi leverages years of research and development, including applied customer experience and feedback. Magic xpa stands at the core of the Magic xpi integration suite, from studio to its actual deployment.

Special editions of Magic xpi with optimized adaptors are available to expand the capabilities of the most commonly used ERP and CRM packages, including SAP Business One, SAP Business All-in-One, SAP R/3, Salesforce.com, Oracle JD Edwards, IBM i Series, Lotus Notes and Lotus Domino, HL7,Microsoft Dynamics CRM and Microsoft SharePoint.

Our Strategy

Our goal is to be recognized as a significant global player in the application platform and business integration markets. We focus on providing technology, applications and IT consulting and staffing services that enable enterprises to meet their business needs on time and budget. The key elements of our strategy to achieve this goal are to:

•	Develop and up-sell to our installed base and partner community by leveraging our solutions (Magic xpa, Magic xpi, AppBuilder and professional services);

•	Utilize connectivity/integration solutions (Magic xpi based) in existing ecosystems (SAP, Salesforce.com, JD Edwards, Lotus Notes and Lotus Domino, HL7, Microsoft Dynamics CRM and OEMs) to enlarge our installed base;

•	Strengthen our alliances with SAP, Salesforce.com, Oracle JD Edwards and IBM i;

•	Develop additional alliances with leading application vendors and develop offerings and partner programs for their ecosystems, such as Oracle’s JD Edwards and Salesforce.com;

•	Focus on recruiting OEM partners that will incorporate our Magic xpi integration technology into their product offerings;

•	Promote Magic xpa (RIAs, mobile and SaaS platforms) into the mid- and upper-markets of both enterprises and ISVs;

•	Increase the number of software houses and ISVs that use Magic xpa to build their applications;

•	Enlarge` Magic’s global community of developers

•	Focus our sales efforts on our core products, Magic xpa, Magic xpi and AppBuilder;

•	Focus our efforts on further building a strong partner base of system integrators, ISVs, distributors, resellers, OEMs, eco-systems partners and consulting partners of our core technologies.

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

During 2012, our research and development continued to release new capabilities and features for both Magic xpa 2.x and Magic xpi 3.x, and maintenance releases for uniPaaS 1.9. In addition, in response to market demand, we released in June 2012 our new mobile offering for the development and deployment of mobile enterprise applications for iOS and Android smartphones and tablets.

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at both generating additional revenues and ensuring successful implementation of Magic xpa and Magic xpi projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

We offer an online support system for our MSPs, providing them with the ability to instantaneously enter, confirm and track support requests through the Internet. This system supports MSPs and end-users worldwide.

As part of this online support, we offer a Support Knowledge Base tool providing the full range of technical notes and other documentation including technical papers, product information, and answers to most common customer queries and known issues that have already been reported.

Training. We conduct formal and organized training on our development tools. We develop courses, pertaining to our principal products, Magic xpa and Magic xpi and provide trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

IT Strategic Consulting and Staffing Services

We provide a broad range of consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Our wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc. and the Comm-IT Group provide advanced IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. The technical personnel we provide generally supplement the in-house capabilities of our clients. Our approach is to make available to our clients a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas. We have extensive knowledgeable of and have worked with virtually all types of telecom infrastructure technologies in wireless and wireline as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our client list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our clients by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our clients’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(In thousands)
Software sales	$20,111	$23,110	$23,684
Maintenance and technical support	14,407	16,751	22,384
Consulting services	54,060	73,467	80,312
Total revenues	$88,578	$113,328	$126,380

	Year ended December 31,
	2010	2011	2012
	(In thousands)
Israel	$4,405	$7,982	$11,561
Europe	21,788	24,351	29,139
United States.	48,888	60,727	64,591
Japan	10,806	12,111	12,661
Other	2,691	8,157	8,428
Total revenues	$88,578	$113,328	$126,380

Our Magic xpa and Magic xpi technologies are used by a wide variety of developers, integrators and solution providers, which can generally be divided into two sectors: in the first sector are those performing in-house development (corporate IT departments) and in the second sector are MSPs (ISVs), including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following

adidas Canada	Factory Master	Japan Chamber of Commerce Lloyds Bank
Adecco Nederland	Finanz Informatik	Nespresso
Agricultural Bank of China	Franken Brunnen	Newrest
Allstate Life Insurance	Fujitsu Marketing	NextiraOne
ATLAS Grupo Financiero Seguros y Fianzas	Fujitsu-ten, Gakken	Nintendo
AutoScout24	GE Capital	Phoenix Pharma
Aviapartner	GGD Amsterdam	RDC Datacentrum
Auchan	Groupe Flo	Rosenbauer
Banco Caminos	Grupo Inversionistas en	Staff Development Management Systems (SDMS Ltd)
Bank Leumi	Autotransportes Mexicanos	SECOM Trust Systems
BNP Paribas	Hebrew University of Jerusalem	Sodiaal
BSkyB	HONDA	Stallergenes
CBIA	Hitachi Systems	Synbra
CCV	Immobilier	Tecan
Çelebi Ground Handling Inc.	ING Commercial Finance Industry	The Himalaya Drug Company
Club Med	Industrial Bank of Korea	TOA
Electra	Invitel	Total
Ekro	ISS	Temenos
Euroclear	Lekkerland Nederland BV	Vinci
	Menzies (John Menzies plc)	Volvo Brazil
Nagarjuna Fertilizers & Chemicals Ltd.

Sales, Marketing and Distribution

We market, sell and support our products through our own local branches and our global marketing department at HQ, as well as through a global channel-network of ISVs, system integrators, value-added distributors and resellers, and OEM and consulting partners. Our own sales force is based in our regional offices in the United States, Japan, the United Kingdom, France, South Africa, Germany, the Netherlands, Hungary, India and Israel, and through local distributors elsewhere, our channel-network is present in about 50 countries worldwide.

Direct Sales. For Magic xpa, our direct sales force pursues enterprise accounts and software solution providers. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi is mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2012, we had approximately 136 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales. We maintain an indirect sales channel for Magic xpi, through our ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for Magic xpa through ISVs and system integrators, who use our application platform to develop and deploy different applications selling them to their end-user customers.

Distributors. In general, we distribute our products through local distributors in those countries where we do not have a sales office. A local distributor is typically a software marketing organization with the capability to add value with consulting, training, and support. Distributors that are also MSPs are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs. In general, we resell our products through VARs that extend their capabilities with our offerings. These include SAP VARs.

Global Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our solutions offerings. Among our activities, we focus on online marketing, including a content-rich website translated in 7 foreign languages, social networks communication, search engine optimization, on-line advertising, public relations, case studies, industry analyst relations, attendance at conferences and trade shows and lead generation campaigns around key professional white papers and webinars. We conduct distributor and user conferences to update our worldwide affiliates and user base on our new product offerings, marketing and promotional activities, pricing, good practices, technical information and the like. In 2012, we expanded our Facebook, Twitter, You Tube channel and Linkedin communities, which now include thousands of loyal and active followers (more than 50,000 LIKES on facebook).

In light of the increased impact of cloud and enterprise mobility technologies on the IT landscape, in 2011 we initiated a strategic marketing repositioning initiative that led to a complete rebranding of our products’ look and feel and naming (to emphasize that our products belong to the same technology stack), messaging as well as a refined definition of our market positioning, value proposition and corporate values. In June 2012, we launched the new branding after we completed the strategic repositioning and designed a fresh and dynamic new logo, a new Corporate Tagline as well as fully re-written web site in English and 7 other languages. To expand our community of developers and reach out to new audiences around the world, since January 2011 we have run an online campaign which offers Magic xpa Single User Edition as a freely downloadable Magic xpa application platform. Magic xpa Single User Edition is an ideal gateway for new developers who want to join Magic Software’s global community and take advantage of new opportunities as their businesses grow. Thousands of developers around the world have already downloaded, learned, and used Magic xpa Single User Edition, and we are confident that this campaign will increase their understanding, awareness and adoption of our application platform.

In 2012, we implemented a new policy for our sales force to improve our sales process efficiency globally and increase the impact of our lead generation campaigns on the sales results. In addition, we standardized and unified our customer relationship management (CRM) activities on the Salesforce platform to provide real-time insights into commercial activities, improve the speed and accuracy of work processes and forecasts, and provide personalized dashboards and reports to enable us to be more proactive and increase business opportunities.

Magic xpi Ecosystems. The important ecosystem businesses pursued by us to date include:

•	SAP. During 2004, we entered into a partnership with SAP that focused on providing a special edition of Magic xpi as a collaboration platform for the SAP Business One product, an integrated business management solution designed specifically for small and midsize businesses. Our Magic xpi Special Edition was accepted by the SAP community, and SAP awarded our company the ISV Partner Leadership in Innovation 2005 award. In 2006, we were awarded the SAP Software Solution Partner Quality Excellence Award and in 2007 we were awarded the SAP global award for SAP Business One Global Solution Partner Award for Leadership in Innovation. Our Magic xpi Special Edition partner program is endorsed by over 230 SAP Business One partners across the globe which have signed a partnership agreement with us and have become a significant new addition to the our partner community. In the beginning of 2007, we announced a new Magic xpi Special Edition for SAP R/3 ERP software and we received SAP’s xAPPS certification. Magic xpi is also certified for SAP All-in-One special edition. In addition to the direct economic impact of Magic xpi sales, we are experiencing the following benefits that arise from our partnership with SAP: (i) recognition and validation of our technology as a mainstream player in the business integration and composite application development domains; (ii) privileged access to a pre-qualified partner community that can also employ Magic xpi in non-SAP related projects; and (iii) revitalization of our partner community, by offering them access to the SAP Partner Program and branding of their existing applications.

•	IBM. In March 2007, we qualified for the IBM Business Partner SOA Specialty. For this specialty, IBM selects business partners who market SOA content, services, or both that demonstrate compatibility with or complement the IBM SOA Foundation products, who endorse the IBM SOA strategy, and whose marketing activities IBM determines to be in agreement with its own. We offer SOA capabilities in the System i (iSeries / AS/400) market. Our technology allows IBM System i users to better utilize the value of their legacy systems and integrate them with different applications in their organization to maximize the return on their investments.

•	Salesforce.com. In late 2007, we joined the partners’ program of Salesforce.com and became AppExchange certified. This enables us to address the Salesforce.com ecosystem and introduce our Magic xpi for Salesforce.com to its partners and customers. Since then, we have participated in Salesforce.com’s regional Success Tours, Tour-de-Force events. In 2008, we launched our Magic xpi for Salesforce.com at Dreamforce Europe 2008, and participated at Dreamforce U.S. where we released the advanced version of Magic xpi for Salesforce.com. During 2009, we participated in Salesforce.com’s U.S. and EMEA cloud events. We have signed partnerships and already implemented our solutions with customers in the United Kingdom, the United States, Germany and Israel. Together with nefos GmbH, we won the integration award at the 2010 Cloudforce event in Munich, Germany. Cloudforce Munich is one of the largest cloud computing events in Europe. We and nefos received the award (the only award of the event) for our outstanding achievements in integrating Salesforce.com and SAP in a customer project. In 2011 we continued participating at different Salesforce.com events: CloudForce London, DreamForce San Francisco and DreamForce Munich.

•	Oracle JD Edwards. Since late 2006 we have been actively marketing Magic xpi to users of Oracle’s JD Edwards ERP Systems. We are Platinum Sponsors of the Quest International Users Group and promote our solutions to users of JD Edwards Enterprise One and JD Edwards World at Oracle Collaborate, Oracle Open World and UKOUG events. We have recruited more than a dozen partners and continue to win new customer deals related to our JD Edwards business.

•	Microsoft SharePoint. On July 11, 2011, we announced at the Microsoft Worldwide Partner Conference in Los Angeles that Microsoft Corp. partners are now eligible for a SpeedTrack Authorization Program to offer the Magic xpi integration platform for Microsoft SharePoint 2010, JD Edwards and PeopleSoft. Companies deploying these systems can use Magic Software’s Magic xpi Integration for Microsoft SharePoint 2010 to share information through their SharePoint 2010 deployment.

Competition

The markets for our Magic xpa and Magic xpi technologies and applications are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to intensify in the future. The enhancement of the SaaS market increases the competition in these areas. With the extension of our mobile offering in 2012, we are facing new competitors in this market segment. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to other players and to our competitors.

With Magic xpa, we compete in the application platform, SOA architecture and enterprise mobility markets.  Among our current competitors are Cordys, IBM, Microsoft, Adobe, Oracle, Progress Software, SAP Sybase and Antenna Software. In the integration market, we compete with Magic xpi against Microsoft BizTalk, Informatica, TIBCO, Talend, Pervasive and Software AG. Additional competitors may enter each of our markets at any time.  Moreover, our customers may choose to develop internally the functionality and capabilities our current product line offers them and therefore they may also compete with us.

Our goal is to maintain our technology superiority, time to market and worldwide channel network, as well as our constant market analysis to quickly address changing market dynamics. We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out of the box solutions to extend the capabilities of ERP, CRM and other application vendors for enterprise integration.

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

We do not believe that patent laws are a significant source of protection for our products since the software industry is characterized by rapid technological changes, the policing of the unauthorized use of software is a difficult task and software piracy is expected to continue to be a persistent problem for the packaged software industry. As there can be no assurance that the above-mentioned means of legal protection will be effective against piracy of our products, and since policing unauthorized use of software is difficult, software piracy can be expected to be a persistent potential problem.

We believe that because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

C.	Organizational Structure

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 50.2% controlling interest in our controlling shareholder Formula Systems (1985) Ltd., an Israeli company (NASDAQ: FORTY). Formula Systems beneficially owns 52.3% of our outstanding ordinary shares. Formula Systems is an international IT company principally engaged, through its subsidiaries, in providing software consulting services, developing proprietary software products and producing computer-based solutions. The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries as of December 31, 2012:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Magic Software ERP Ltd (formally CarPro Systems Ltd).	Israel	100%
Fusion Solutions, LLC	Delaware	100%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	95%
Complete Information Technology Ltd	Israel	100%
Appbuilder Solutions UK	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	80%
CommIT Software Ltd	Israel	80%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	51%

D.	Property, Plants and Equipment

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

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; and Bracknell, the United Kingdom and Israel. The aggregate annual cost for such facilities was $1.3 million in the year ended December 31, 2012.

ITEM 4 A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

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

Background

We were incorporated under the laws of Israel in February 1983 and began operations in 1986. Our ordinary shares were listed on the NASDAQ Stock Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 and on January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the TASE, and since December 15, 2011 we are included in the TASE’s TA-100 Index. We develop market, sell and support application platforms and business and process integration solutions. We have 20 wholly-owned subsidiaries, incorporated in the United States, Europe, Asia, South Africa and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and six of our subsidiaries provide advance IT consulting and staffing services.

Overview

We develop market, sell and support Magic xpa and AppBuilder, both application platforms for software development and deployment, and Magic xpi, a platform for business integration and BPM. All three platforms: Magic xpa, Magic xpi and AppBuilder enable enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications. Our application platform, Magic xpa, is used by thousands of enterprises and ISVs to develop solutions for their users and customers in approximately 50 countries. We also refer to these ISVs as MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi technology for business integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards or other business applications. We refer to these vendor-centered market sectors as ecosystems.

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

Segments

We report our results on the basis of two reportable business segments: Software services (which include proprietary and non-proprietary software technology) and IT professional services, each of which is comprised of two reporting units. The entities included in our company’s IT professional services business segment are Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc., which are considered as one reporting unit, and Comm-IT Software, Comm-IT technology solutions and Comm-IT Embedded, which is a separate reporting unit. The reporting units of the proprietary and non-proprietary software technology segment are comprised of Complete Business Solutions Ltd., Complete Information Technology Ltd. and all of our other operating subsidiaries. Set forth below is segment information for the years ended December 31, 2010, 2011 and 2012.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2010
Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240
Operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

2011
Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611
Operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

2012
Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972
Operating income (loss)	$14,912	$5,515	$(4,019)	$16,408

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with U.S. GAAP.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are converted into dollars in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters.” The majority of our sales are made outside of Israel and a substantial part of them is in dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign exchange rate in effect at each balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date. Operational accounts have been translated using the average exchange rate prevailing during each year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), related professional services, maintenance and technical support as well as from other IT professional services. We sell our products primarily through direct sales force and indirectly through distributors and value added resellers.

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

Revenue from professional services both related to software and IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered.

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2010, 2011 and 2012, no such estimated losses were identified.

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

Capitalized software costs are amortized on a product by product basis, by the straight-line method over the estimated useful life of the software product (between 3 to 5 years). We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the assets over their remaining economic useful lives can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2010, 2011 and 2012, no impairment losses have been identified.

Business Combinations

We account for business combinations under ASC 805 “Business Combinations,” which requires that we allocate the purchase price of acquired businesses to assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. We expense acquisition-related expenses and restructuring costs as they are incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Management makes estimates of fair value based upon assumptions it believes to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired businesses and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, among other things, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; (iii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

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

A U.S.-based consulting and staffing services business that we acquired through one of our wholly-owned subsidiaries in January 2010 is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive the benefits accruing from the acquired business.

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired.

Goodwill was allocated to the reporting units of our segments at acquisition. We follow ASC 350, “Intangibles – Goodwill and Other,” or ASC 350, and perform our goodwill annual impairment test for each of our reporting units at December 31 of each year, or more often if indicators of impairment are present.

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

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

We have adopted the provisions of ASU 2011-08 for our annual impairment test as of January 1, 2012. This analysis determines that no indicators of impairment existed primarily because (i) our market capitalization has consistently exceeded its book value by a sufficient margin, (ii) our overall financial performance has been stable since its respective acquisitions, and (iii) forecasts of operating income and cash flows generated by each of our reporting units appear sufficient to support the book values of the net assets of each reporting unit.

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2010, 2011 and 2012 and did not identify any impairment losses, as the fair values of all of our reporting units significantly exceeded their carrying values. Therefore, we currently do not believe that our reporting units are at risk of impairment.

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the years ended December 31, 2010, 2011 and 2012, no impairment indicators have been identified.

Intangible assets with finite lives are comprised of distribution rights, acquired technology, customer relationships, backlog and non-compete agreements and are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non- compete agreements were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 and 15 years based on the customer relationships identified.

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

We did not record any impairment of marketable securities during the years ended December 31, 2010, 2011 and 2012.

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

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Prior to September 2012, we did not have any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in our past years option pricing models. In September 2012, our management adopted a dividend distribution policy according to which we will distribute in each year a dividend of up to 50% of our annual distributable profits. Therefore, we will use an expected dividend yield for its future grants. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies.”

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

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (See Note 5 to the consolidated financial statements).

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

Taxes that would apply in the event of disposal of investments in subsidiaries have not been taken into account in computing deferred taxes, as it is our intention to hold these investments, rather than realize them. We do not expect our non-Israeli subsidiaries to distribute taxable dividends in the foreseeable future, as their earnings are needed to fund their growth while we expect to have sufficient resources in the Israeli companies to fund our cash needs in Israel.

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2010, 2011 and 2012 were $874,000, $724,000 and $(240,000), respectively.

Significant Revenues and Expenses

Revenues. Revenues are derived from sales of software licenses, related professional services, maintenance and technical support and other IT professional services, which include IT consulting and staffing services. Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized software. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs. Cost of revenues is affected by changes in the mix of revenues sold; price competition; sales discounts; fluctuation of exchange rates; and increases in labor costs. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced IT professional services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

Research and Development Expenses, Net. Research and development costs consist primarily of personnel expenses of employees engaged in on-going research and development activities, subcontracting, development tools and other related expenses. The capitalization of software development costs is applied as reductions to gross research and development costs to calculate net research and development expenses.

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2010	2011	2012
	(U.S. dollars in thousands)
Gross research and development costs	$5,667	$7,269	$7,916
Less capitalized software development costs	(3,595)	(5,222)	(4,969)
Research and development expenses, net	$2,072	$2,047	$2,947

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

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, provisions for doubtful accounts, and other general and administrative corporate expenses.

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and currency translation adjustments.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2010	2011	2012
Revenues:
Software	22.7%	20.4%	18.8%
Maintenance and technical support	16.3	14.8	17.7
Consulting services	61.0	64.8	63.5
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	6.0	5.1	5.9
Maintenance and technical support	2.3	2.0	2.6
Consulting services	49.7	52.3	49.6
Total cost of revenues	58.0	59.4	58.1
Gross profit	42.0	40.6	41.9
Operating costs and expenses:
Research and development, net	2.3	1.8	2.3
Selling and marketing,	19.8	17.8	18.2
General and administrative	9.2	8.1	8.4
Total operating expenses, net	31.3	27.7	28.9
Operating income	10.7	12.9	13.0
Financial income (expenses), net	(0.3)	0.2	-
Other income, net	0.2	0.1	0.1
Income before taxes on income	10.6	13.2	13.1
Tax benefit (taxes on income)		0.2	(0.1)
Net income attributable to non-controlling interests	-	(0.1)	(0.2)
Net income attributable to Magic’s shareholders	10.6	13.3	12.8

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Revenues. Revenues in 2012 increased by 12% from $113.3 million in 2011 to $126.4 million in 2012. Revenues from the software services business increased by 12.5% from $58.1 million in 2011 to $65.4 million in 2012. Revenues from the IT professional services business increased by 10.5% from $55.2 million in 2011 to $61.0 million in 2012, primarily due to the acquisition of Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, in July 2012.

Revenues from sales of licenses increased by 6% from $17.6 million in 2011 to $18.7 million in 2012. The increase in sales of licenses was mainly due to the acquisition of the Appbuilder activity in December 2011 as well as the increase in demand for our software in Japan. Revenues from sales of applications decreased by 11% from $5.6 million in 2011 to $5.0 million in 2012. Revenues from maintenance and technical support increased by 34% from $16.8 million in 2011 to $22.4 million in 2012, primarily as a result of the acquisition of the Appbuilder activity in December 2011. Revenues from IT consulting services increased by 9% from $73.5 million in 2011 to $80.3 million in 2012, primarily as a result of the acquisition of Comm-IT Group, software and systems development house in July 2012 as well as an increased demand for our professional services in the U.S.

The following table presents our revenues by geographical market for the years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012
	(In thousands)
Israel	$7,982	$11,561
Europe	24,351	29,139
United States	60,727	64,591
Japan	12,111	12,661
Other	8,157	8,428
Total revenues	$113,328	$126,380

Cost of Revenues. Cost of revenues increased by 9% from $67.3 million in 2011 to $73.4 million in 2012. Cost of revenues for licenses increased by 19% from $3.7 million in 2011 to $4.4 million in 2012. Cost of revenues for applications increased by 46% from $2.1 million in 2011 to $3.0 million in 2012, mainly due to the acquisition of Complete Business Solutions Ltd. in May 2011. Cost of revenues for maintenance and technical support increased by 44% from $2.2 million in 2011 to $3.2 million in 2012, mainly due to the acquisition of the Appbuilder activity in December 2011. Cost of revenues for IT consulting services increased by 6% from $59.2 million in 2011 to $62.7 million in 2012, primarily due to the acquisition of Comm-IT Group software and systems development house in July 2012. Cost of revenues for the years ended December 31, 2011 and 2012 include $4,000 and $16,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Profit. Gross profit in 2011 was 41% compared to gross profit of 42% in 2012. The increase in our gross profit margin was mainly due to the change in the mix of our revenues, primarily resulting from the increase in licenses and maintenance and technical support revenues, which carry higher margins than our revenues from IT consulting services.

Research and Development Expenses, Net. Gross research and development costs increased by 8% from $7.3 million in 2011 to $7.9 million in 2012. Net research and development expenses increased by 38% from $2.1 million in 2011 to $2.9 million in 2012. In 2012, we capitalized $5.0 million of software development costs compared to $5.2 million in 2011. The increase in gross research and development costs is mainly due to research and development costs related to the Appbuilder activity acquired in December 2011. Net research and development costs as a percentage of revenues was 2.3% in 2012 compared to 1.8% in 2011. Research and development expenses for the years ended December 31, 2011 and 2012 include $54,000 and $114,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 14% from $20.1 million in 2011 to $23.0 million in 2012. Selling and marketing expenses as a percentage of revenues remained relatively consistent at 18% in both 2012 and 2011. The increase in the absolute amount of selling and marketing expenses is primarily due to the amortization of intangible assets associated with acquisitions, an increase in sales commissions resulting from the increase in our revenues, an increase in worldwide selling and marketing activities and expenses relating to our repositioning initiative that led to a complete rebranding of our products’ look and feel performed in 2012. Selling and marketing expenses for the years ended December 31, 2011 and 2012 include $92,000 and $82,000 respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 15% from $9.2 million in 2011 to $10.6 million in 2012. General and administrative expenses as a percentage of revenues increased to 8.4% in 2012 compared to 8% in 2011. The increase in the absolute amount in general and administrative expenses is primarily due to the acquisitions of subsidiaries consolidated in full for the first time this year offset partly by the decrease in stock-based compensation. General and administrative expenses for the years ended December 31, 2011 and 2012 include $483,000 and $303,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net. We recorded other income, net of $0.1 million in 2011 and 2012. Other income, net in 2011 and 2012 is attributable to proceeds from the sale of the assets of CarPro Systems Ltd. in December 2006 recorded on a cash basis.

Financial Income, Net. We recorded financial income, net of $200,000 in 2011 and financial income, net of $10,000 in 2012. Our financial income net in 2011 was primarily attributed to interest received on bank deposits offset by depreciation of the British pound against the U.S. dollar, which adversely affected the U.S. dollar value of British pound denominated assets and finance expenses related to acquisition. Our financial income net in 2012 was immaterial.

Tax Benefit (Taxes on Income). We recorded a tax benefit of $0.2 million in 2011 compared to a tax expense of $0.1 million in 2012. The tax benefit in 2011 was derived from a change in a deferred income tax asset recorded with respect to carryforward tax losses in Israel. Our tax expenses in 2012 was derived from tax expenses paid to tax authorities in Japan and Europe and from the decrease in our deferred income tax assets recorded with respect to carryforward tax losses.

Net Income attributable to our Shareholders. Our net income increased from $15 million in 2011 to $16.2 million in 2012. The increase in net income in 2012 is mainly attributable to the acquisition of the Appbuilder activity in December 2011 and the acquisition of the Comm-IT Group in July 2012.

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

Revenues from sales of licenses increased by 6% from $16.6 million in 2010 to $17.6 million in 2011. Revenues from sales of applications increased by 60% from $3.5 million in 2010 to $5.6 million in 2011. The increase in sales of licenses and applications was primarily due to an increase in demand for our proprietary and non-proprietary software in Japan, Europe and Israel, as well as from the acquisition of Complete Business Solutions Ltd. in May 2011. Revenues from maintenance and technical support increased by 17% from $14.4 million in 2010 to $16.8 million in 2011, primarily as a result of the increase in license revenues and the acquisition of Magix Integration, our former distributer in South Africa. Revenues from IT consulting services increased by 36% from $54.1 million in 2010 to $73.5 million in 2011, primarily as a result of increased demand for our professional services in the U.S, as well as from the acquisition of Complete Business Solutions Ltd. in May 2011 and the acquisition of Magix Integration, our former distributer in South Africa, in January 2011.

The following table presents our revenues by geographical market for the years ended December 31, 2010 and 2011:

	Year ended December 31,
	2010	2011
	(In thousands)
Israel	$4,405	$7,982
Europe	21,788	24,351
United States	48,888	60,727
Japan	10,806	12,111
Other	2,691	8,157
Total revenues	$88,578	$113,328

Cost of Revenues. Cost of revenues increased by 31% from $51.4 million in 2010 to $67.3 million in 2011. Cost of revenues for licenses remained constant at $3.7 million in 2010 and 2011. Cost of revenues for applications increased by 31% from $1.6 million in 2010 to $2.1 million in 2011, mainly due to the increase in application revenues in Japan and Europe. Cost of revenues for maintenance and technical support remained relatively constant in 2010 and 2011, with costs of $2.1 million and $2.2 million, respectively. Cost of revenues for IT consulting services increased by 34% from $44.1 million in 2010 to $59.2 million in 2011, primarily as a result of increased demand for our professional services in the U.S, as well as from the acquisition of Complete Business Solutions Ltd., in May 2011 and the acquisition of Magix Integration, our former distributer in South Africa in January 2011. Cost of revenues for the years ended December 31, 2010 and 2011 include $2,000 and $4,000, respectively, of stock-based compensation recorded under ASC 718.

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

Financial Income (Expenses), Net. We had financial expenses, net of $0.2 million in 2010 and financial income, net of $0.2 million in 2011. Our financial expenses, net in 2010 was primarily due to the depreciation of the Euro against the U.S. dollar, which adversely affected the U.S. dollar value of Euro denominated assets, including cash and accounts receivable. Our financial expenses, net in 2011 was primarily due to interest received on bank deposits offset by depreciation of the British pound against the U.S. dollar, which adversely affected the U.S. dollar value of British pound denominated assets and finance expenses related to acquisition.

Tax Benefit. We recorded a tax benefit of $0.1 million in 2010 compared to a tax benefit of $0.2 million in 2011. The tax benefit in 2010 was derived primarily from an increase in a deferred income tax asset recorded with respect to carryforward tax losses in Israel, reversing a previous valuation allowance on a deferred income tax asset. The tax benefit in 2011 was derived from a change in a deferred income tax asset recorded with respect to carryforward tax losses in Israel.

Net Income attributable to our Shareholders. We recorded net income of $15.0 million in 2011 compared to net income of $9.4 million in 2010. The increase in net income in 2011 is attributable to the increase in our operations, mainly in the Japanese, European and U.S. markets as well as to the contribution of our most recent acquisition of our South African distributer.

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

The following table sets forth for the periods indicated, depreciation or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2008	2009	2010	2011	2012
New Israeli Shekel	1.2%	0.7%	6.4%	(7.1)%	2.3%
Euro	(5.3)%	3.5%	(7.4)%	(3.2)%	2.0%
Japanese Yen	23.1%	(1.4)%	13.4%	5.0%	(11.2)%
British Pound	(27.2)%	10.9%	(4.4)%	(0.4)%	4.6%
Israeli Consumer Price Index	3.8%	4.0%	2.6%	2.2%	1.6%

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

The Israeli corporate tax was 25% in 2010, 24% in 2011 and 25% in 2012 and is scheduled to remain at 25% in 2013 and thereafter. Certain production and development facilities at our facility in Or-Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company). However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries. As of December 31, 2012 the benefit periods under the Law have not yet commenced.

In 2005, an amendment to the Investment Law, or the Amendment, came into effect that has significantly changed the provisions of the Investment Law. However, the amendment to the Investment Law provides that terms and benefits included in any certificate of approval granted prior to the Amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the Amendment.

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

As a result of the Amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2012, we did not generate income under the provision of the Amendment.

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

As of December 31, 2012, our consolidated net operating loss carry-forwards for Israeli tax purposes was approximately $19.6 million. Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income. As of December 31, 2012, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $5.2 million, which may be offset against future taxable income..

As of December 31, 2012, our subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 3.8 million, which can be carried forward and offset against taxable income in the future for up to 20 years, from the year the loss was incurred.

We have received final tax assessments through the year 2008 from the Israeli tax authorities.

Recently Issued Accounting Standards

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income," or ASU No. 2013-02. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income, or AOCI, by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective as of January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption will not have a material impact on our consolidated results of operations or financial condition.

B.	Liquidity and Capital Resources

Historically, we have financed our operations through income generated by operations, proceeds of our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million) and 2000 (approximately $79.6 million), private equity investments in 1998 (approximately $12.2 million) and 2010 (approximately $20.3 million) and research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans and borrowings under available credit facilities.

In December 2009, we sold our Israel-based headquarters’ office building for $5.2 million. We recorded a capital gain of $2.0 million as a result of the transaction in 2009.

In January 2010, we purchased a consulting and staffing services business of a U.S.-based IT services company for approximately $13.7 million, of which the remaining $1.4 million balance of the purchase price was paid in August 2012.

In October 2010, we purchased an 88% interest in Xsell Resources Inc, a U.S.-based consulting and staffing services company for $1.6 million in cash. The acquired company provides a comprehensive range of consulting and staffing services for IT industry in the areas of infrastructure design and delivery, application development, technology planning and implementation services. During 2012, we exercised an existing option to acquire the remaining 12% interest, as stipulated in the original acquisition agreement, for a total consideration of $0.3 million.

In December 2010, we raised approximately $20.3 million, net of issuance expenses, in a private placement to institutional investors in the United States and abroad. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share. The warrants have a term of three years and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million. Following our dividend distributions declared with record dates of October 2, 2012 and February 25, 2013 and with respect to the warrants issuance agreement, the exercise price was adjusted to from $8.26 per share to $7.86 per share as of April 5, 2013.

In order to strengthen our presence in Southern Africa, in January 2011, we acquired a 51% interest in our South African distributor, Magix Integration, for a total consideration of up to $1.5 million, and an option to acquire an additional 24% interest at an exercise price of $1.1 million. In April 2011, we exercised that option and in October 2011 we purchased the remaining 25% interest in Magix Integration for additional consideration of $0.6 million, thereby completing the acquisition of 100% of the outstanding shares of the company. Out of the total cost of $3.2 million, $2.5 million was paid in 2011 and $0.7 million was paid in 2012. Magix Integration specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. We believe that this acquisition contributed to our growth and further strengthened our presence in the region.

In May 2011, we acquired 95% in Complete Business Solutions Ltd. and 100% interest in Complete Information Technology Ltd., both which operate as software solution providers and Business Partners of SAP, for approximately $5.9 million. The companies are prominent software solution providers and leading Business Partners of SAP with many years of experience in distributing and implementing SAP Business One ERP Software.

On December 27, 2011, we completed the acquisition of the AppBuilder activity of BluePhoenix Solutions, a leading provider of value-driven legacy IT modernization solutions, for $12.6 million. During 2012, we paid an additional amount of $ 0.1 million with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd., for a total consideration of $9.0 million, of which $5.0 million was paid upon closing and the balance of $4.0 million is to be paid during the next two years. Out of the $4.0 million balance to be paid, $1.4 million is contingent upon the acquired business meeting certain operational targets in 2012 and 2013. We and the sellers hold mutual put and call options, respectively, for the remaining 20% interest in the group. As a result, we recorded redeemable non-controlling interest in the amount of $1.9 million. As of December 31, 2012, our liability towards the sellers (with respect to the deferred and contingent payments) is estimated at $4 million.

As of December 31, 2012, we had approximately $38.7 million in cash and cash equivalents and working capital of approximately $45.2 million, compared to approximately $32.1 million in cash and cash equivalents and working capital of approximately $37.8 million at December 31, 2011. The increase in cash and cash equivalent is primarily attributable to cash increased from operating activities offset by investing activities resulting from funds paid in conjunction with our business combination activity.

As of December 31, 2011 and 2012, our long-term and short term debt was less than $25,000.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2010	2011	2012
	(U.S. dollars in thousands)
Net income from operations	$9,375	$15,266	$16,460
Adjustments to reconcile net income to net cash provided by operating activities:	5,022	28	6,488
Net cash provided by operating activities	14,397	15,238	22,948
Net cash used in investing activities	(391)	(29,828)	(10,426)
Net cash provided by (used in) financing activities	4,915	(503)	(3,425)
Effect of exchange rate changes on cash and cash equivalents	390	143	(64)
Increase (decrease) in cash and cash equivalents from operations	19,311	(14,950)	9,033

Net cash provided by operating activities was $23.0 million for the year ended December 31, 2012, compared to $15.2 million and $14.4 million for the year ended December 31, 2011 and 2010, respectively. Net cash provided by operations in 2012 consists primarily of our ongoing operations and of net income adjusted for non-cash activities, including depreciation and amortization of our capitalized research and development assets and customer relations and stock based compensation offset by a decrease in accrued expenses and other accounts payable and deferred revenue. Net cash provided by operations in 2011 consisted consists primarily of our ongoing operations and of net income adjusted for non-cash activities, including depreciation and amortization of our capitalized research and development assets and customer relations and stock based compensation and an increase in accrued expenses and other accounts payable and deferred revenue, offset by an increase in trade receivable and deferred income taxes assets. Net cash provided by operations in 2010 consisted primarily of our ongoing operations and of net income adjusted for non-cash activity, including depreciation and amortization of our capitalized research and development assets and customer relations and an increase in accrued expenses and other accounts payable, offset by an increase in deferred income taxes assets.Net cash used in investing activities was approximately $10.4 million for the year ended December 31, 2012, compared to net cash used in investing activities of approximately $29.8 million for the year ended December 31, 2011 and net cash provided by investing activities of approximately $0.4 million for the year ended December 31, 2010. Net cash used in investing activities in 2012 is primarily attributable to $7.6 million used for business combination activity, which was significantly lower than in 2011, $5.0 million of capitalized software development costs, offset by proceeds of $3.6 million from short-term bank deposits. Net cash used in investing activities in 2011 is primarily attributable to $23.6 million used for business combination activity, $5.2 million of capitalized software development costs, offset by $1.6 million received upon the maturity of marketable securities. Net cash used in investing activities in 2010 is primarily attributable to $10.2 million used for the acquisition of two U.S.-based IT services businesses, $3.6 million of capitalized software development costs, $1.2 million prepayment on investment, $0.6 million for investment in property and $0.4 million for investment in marketable securities, which was offset by $13.8 million net proceeds from short-term and long-term deposits, $1.2 million proceeds from sale and maturity of marketable securities and $0.4 million proceeds from the sale of property and equipment.

Net cash used in financing activities was approximately $3.4 million for the year ended December 31, 2012, primarily attributable to our $3.7 million dividend amount. Net cash used in financing activities was approximately $0.5 million for the year ended December 31, 2011, primarily attributable to $1.4 million used to purchase a non-controlling interest in Magix Integration, offset by $0.9 million in proceeds from the exercise of options by employees. Net cash for the year ended December 31, 2010 provided by financing activities was approximately $4.9 million, primarily attributable to $20.3 million net proceeds from a private placement of our ordinary shares that we completed in December 2010, which was offset by a $16.0 million aggregate dividend paid in January 2010.

In October 2012, we paid a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012, and in February 2013, we declared an additional cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on February 25, 2013 that was payable on March 14, 2013. The distributed amounts were consistent with our management dividend policy according to which, subject to any applicable law, with respect to each year we will distribute a dividend of up to 50% of our annual distributable profits. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend, all at its discretion. For information about our dividend policy and distributions see Item 8A “Financial Information - Consolidated Statements and Other Financial Information.”

C.	Research and Development, Patents and Licenses

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2010, 2011 and 2012, we invested $5.7 million, $7.3 million and $7.9 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2012, we employed 166 employees in research and development activities, of which 71 persons were located in Israel, 61 persons in India, 30 persons in Russia and 4 persons in Japan. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

f.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2012 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$2,662,000	$1,569,000	$891,000	$202,000
Liabilities due to acquisition activities	5,020,000	3,828,000	1,192,000	-
Severance payments, net*	894,000	-	-	-
Uncertainties in income taxes (ASC 740) **	1,685,000	-	-	-
Long term loan	24,000	12,000	-	12,000
Total contractual obligations	$10,285,000	$5,409,000	$2,083,000	$214,000

*Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli and U.K. employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

** Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	45	Chief Executive Officer and Director
Asaf Berenstin	35	Chief Financial Officer
Itiel Efrat (1)(3)	49	External director
Elan Penn (1)(2)(3)	62	External director
Naamit Salomon	48	Director
Yehezkel Zeira (1)(3)	69	Director

(1) Member of our Audit Committee

(2) Member of our Investment Committee

(3) Member of our compensation committee

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2012 annual general meeting of shareholders to serve as directors until our 2013 annual general meeting of shareholders. Mr. Itiel Efrat was re-elected at our 2012 annual general meeting to serve as an external director for a third three-year term until November 25, 2015. Mr. Elan Penn is serving as an external director pursuant to the provisions of the Israeli Companies Law for a third three-year term ending October 10, 2014.

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

Asaf Berenstin has served as our chief financial officer since April 2010. In November 2011, Asaf was appointed as Chief Financial Officer of our parent company Formula Systems (1985) in addition to his position as chief financial officer of our company. Prior to that and from August 2008, Mr. Berenstin served as our corporate controller. Prior to joining our company and from July 2007, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT). From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper. Mr. Berenstin holds a B.A. degree in accounting and economics and an M.B.A. degree, both from Tel-Aviv University, and is a certified public accountant (CPA) in Israel.

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

Yehezkel Zeira has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira was also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B. Sc. degree in industrial engineering and an M. Sc. degree in operations research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

The following table lists our other key employees:

Name	Age	Position
Udi Ertel	53	Senior Vice President Global Sales
Amit Birk	42	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Eyal Pfeifel	44	Chief Technology Officer
Oded Lavee	44	Vice President Research and Development
Regev Yativ	44	President and Chief Executive Officer Magic Software Enterprises Inc.
Tania Amar	46	Vice President, Global Marketing

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2012.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (12 persons)	$359,000	$55,000

During the year ended December 31, 2012, we paid to each of our outside and independent directors an annual fee of approximately $17,000 and a per-meeting attendance fee of approximately $571. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2012, our directors and executive officers as a group, then consisting of 8 persons, held options to purchase an aggregate of 732,250 ordinary shares, at exercise prices ranging from $0 to $5.95 per share. Of such options, options to purchase 25,000 ordinary shares expire in 2013, options to purchase 81,000 ordinary shares expire in 2014, options to purchase 31,250 ordinary shares expire in 2017, options to purchase 30,000 ordinary shares expire in 2018, options to purchase 60,000 ordinary shares expire in 2019, options to purchase 340,000 ordinary shares expire in 2020 and options to purchase 165,000 ordinary shares expire in 2021. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E. “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an outside director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an outside director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. We have not included such a provision in our articles of association.

Our board of directors has determined that Mr. Itiel Efrat and Mr. Elan Penn both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

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

Our audit committee is currently composed of Mr. Efrat, Mr. Penn and Mr. Zeira, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Mr. Elan Penn has been elected as the chairperson of the audit committee. Our board of directors has determined that Mr. Penn qualifies as a financial expert. The audit committee meets at least once each quarter.

Investment Committee. Our board of directors has established an investment committee, which administers our investments.

Compensation Committee. Effective December 2012, under an amendment to the Companies Law, our Board of Directors is required to appoint a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

Under Israeli law, our compensation committee will consist of no less than three members, including all of our outside directors (who must constitute a majority of the members of the committee), and that the remainder of the members of the compensation committee be directors whose terms of service and employment were determined pursuant to the applicable regulations. The amendment imposes the same restrictions on the actions and membership in the compensation committee as are discussed above under “Audit Committee” with respect to, among other things, the requirement that an outside director serve as the chairman of the committee and the list of persons who may not serve on the committee. We have established a compensation committee that is currently composed of our outside directors, Mr. Penn, Mr. Efrat and Mr. Zeira, who are eligible under the abovementioned requirement.

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

Approval of Transactions with Office Holders and Controlling Shareholders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that a transaction that is adverse to the company’s interest may not be approved. A director who has a personal interest in a transaction that is considered at a meeting of the board of directors or the audit committee may not be present during the board of directors or audit committee discussions and may not vote on the transaction, unless the transaction is not an extraordinary transaction or the majority of the members of the board or the audit committee have a personal interest, as the case may be. In the event the majority of the members of the board of directors have a personal interest, then the approval of the general meeting of shareholders is also required.

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

Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, as revised in Amendment No. 20 that became effective December 20, 2012, or Amendment No. 20, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

•	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the Compensation Policy – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

o	In the event the transaction is not in accordance with the Compensation Policy – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by the “special majority” described above in connection with the approval of the Compensation Policy. Under these circumstances, the compensation committee and board of directors are still required to approve the transaction based on the considerations, issues and to include the instructions, set forth above in connection with the content of the Compensation Policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a company’s general manager (generally the equivalent of a CEO):

o	In the event the transaction is in accordance with the Compensation Policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy.

o	In the event the transaction is not in accordance with the Compensation Policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

o	Amendment No. 20 includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the Compensation Policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

o	In the event the transaction is not in accordance with the Compensation Policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

o	In the event the transaction is in accordance with the Compensation Policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “special majority” described above in connection with the approval of the Compensation Policy.

o	In the event the transaction is not in accordance with the Compensation Policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

Amendment No. 20 also includes certain transitional provisions that apply to approval of terms of service and employment of office holders prior to the adoption of a Compensation Policy.

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

Our articles of association allow us to insure our office holders to the fullest extent permitted by law.  Until its expiration in December 2011, we maintained a directors’ and officers’ liability insurance policy with liability coverage of up to $20 million per claim and in the aggregate (including legal costs incurred world-wide) of an annual premium of $39,000.  At our 2011 annual general meeting, our shareholders approved a framework agreement of terms and conditions for the renewal, extension or replacement, from time to time, for a period of up to three years from December 14, 2011, of our directors’ and officers’ liability insurance policy for all directors and officers of the company and its subsidiaries, who may serve from time to time (including a director who may be deemed a controlling shareholder, within the meaning of the Israeli Companies Law), according to which (i) the annual aggregate premium of the New Policy may not exceed 25% of the previous year’s aggregate premium; (ii) the coverage limit per claim and in the aggregate under the New Policy may not exceed an amount representing an increase of 25% in any year, as compared to the previous year’s aggregate coverage limit; and (iii) the terms of any new policy must be identical with respect to all of our officers and directors (including officers and directors who may be deemed controlling shareholders, within the meaning of the Israeli Companies Law).  No further approval by our shareholders will be required in connection with any renewal, extension or purchase of any new policy entered into in compliance with the foregoing terms and conditions of the framework agreement.

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

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31:

	Year ended December 31,
	2010	2011	2012
Israel	106	144	287
Asia	99	97	105
North America	394	623	460
South Africa	-	41	34
Europe	79	73	120
Total	678	977	1,006

The following table presents the number of our employees categorized by activity as of December 31:

	Year ended December 31,
	2010	2011	2012
Technical support and consulting	410	689	681
Research and development	96	96	136
Marketing and sales	107	124	109
Operations and administrations	65	69	80
Total	678	977	1,006

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 5, 2013 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Elan Penn	—	—
Guy Bernstein (3)	200,000	*
Asaf Berenstin (4)	54,166	*
Itiel Efrat	—	—
Naamit Salomon	18,000	—
Yehezkel Zeira	—	—

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 36,692,046 ordinary shares issued and outstanding as of April 5, 2013.

(3)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expires in November, 2020. Consideration received by Mr. Guy Bernstein for the sale of any ordinary shares issued upon the exercise of such options prior to the third anniversary of the date of the option grant will be held in trust and Mr. Bernstein will be entitled to the consideration from the sale of ordinary shares underlying one-third of the options on each of the first, second and third anniversaries of the option grant, provided that Mr. Bernstein has not terminated his service as an executive officer, consultant or director of our company prior to a scheduled release date.

(4)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $4 per share that expire in 2018 and 2019.

Stock-Based Compensation Plans

2000 Stock Option Plan

In 2000, we adopted our 2000 Employee Stock Option Plan, or the 2000 Plan, which terminated in November 2010. No award of options can be made under this plan after such date. An option may not be exercisable after the expiration of ten years from the date of its award, except that in case of an incentive stock option made to a 10% owner (as such term is defined in the 2000 Plan), such option may not be exercisable after the expiration of five years from its date of award. No option may be exercised after the expiration of its term. Options are not assignable or transferable by the optionee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by the optionee or his guardian or legal representative; provided, however, that during the optionee’s lifetime, the optionee may, with the consent of the Option Committee transfer without consideration all or any portion of his options to members of the optionee’s immediate family, a trust established for the exclusive benefit of members of the optionee’s immediate family, or a limited liability company in which all members are members of the optionee’s immediate family.

During 2012, options to purchase an aggregate of 108,498 ordinary shares were exercised under the 2000 Plan at an average exercise price of $2.79 per share. As of December 31, 2012, our executive officers and directors as a group, consisting of 8 persons, held options to purchase 106,000 ordinary shares under the 2000 Plan, having an average exercise price of $4.68 per share.

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

The 2007 Plan will terminate upon the earliest of (i) the expiration of its ten year period, or (ii) the termination of all outstanding awards in connection with a corporate transaction, or (iii) in connection with, and as a result of, any other relevant event, including the 2007 Plan’s termination by the Board of Directors.

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

In 2012, we increased the amount of ordinary shares reserved for issuance under the 2007 Stock Option Plan by 1,000,000 shares.

Our Board of Directors may, from time to time, alter, amend, suspend or terminate the 2007 Plan, with respect to awards that have not been granted, subject to shareholder approval, if and to the extent required by applicable law. In addition, no such amendment, alteration, suspension or termination of the 2007 Plan or any award theretofore granted, shall be made which would materially impair the previously accrued rights of a participant under any outstanding award without the written consent of such participant, provided, however, that the Board of Directors may amend or alter the 2007 Plan and the option committee may amend or alter any award, including any agreement, either retroactively or prospectively, without the consent of the applicable participant, (i) so as to preserve or come within any exemptions from liability under any law or the rules and releases promulgated by the SEC, or (ii) if the Board of Directors or the option committee determines in its discretion that such amendment or alteration either is (a) required or advisable for us, the 2007 Plan or the award to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard or (b) not reasonably likely to significantly diminish the benefits provided under such award, or that such diminishment has been or will be adequately compensated.

As of December 31, 2012, options to purchase an aggregate 28,210 ordinary shares were outstanding under the 2007 Plan having an average exercise price of $0.2 per share. As of December 31, 2011, our executive officers and directors as a group, consisting of 8 persons, held options to purchase 626,250 ordinary shares under the 2007 Plan, having an average exercise price of $2.41 per share (after a dividend adjustment).

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 19,160,044 or 52.3% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 50.2% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of April 5, 2013 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	19,160,044	52.2%
Asseco Poland S.A. (3)	6,823,602	50.2%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 36,692,046 ordinary shares issued and outstanding as of April 5, 2013.

(3)	Asseco owned 50.2% of the outstanding shares of Formula Systems as of as of April 5, 2013. As such, Asseco may be deemed to be the beneficial owner of the aggregate 19,160,044 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

Significant Changes in the Ownership of Major Shareholders

Until November 26, 2010, Formula Systems, our parent company, was controlled by Emblaze, an Israeli company traded on the London Stock Exchange. On November 26, 2010, Emblaze sold its controlling stake in Formula Systems to Asseco, a Polish company listed on the Warsaw Stock Exchange. Accordingly, since such time Asseco ultimately controls our company. On September 11, 2012 Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 19,050,044 of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 15, 2013, there were approximately 81 record holders, of which 62 record holders holding approximately 76.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 54.8% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

Under the Israeli Companies Law, or the Amendment, an engagement with a controlling shareholder, including with an entity controlled by the controlling shareholder or his or her relative, regarding the provision of services to the company by such person or entity, must be approved by the audit committee, the board of directors and a special majority of the shareholders (in that order).  Pursuant to the Amendment, any such engagement that is for a period of more than three years must be approved by the shareholders every three years.

On September 1, 2011 our company signed a non-exclusive distribution agreement with Asseco, our controlling shareholder, according to which Asseco will have the non-exclusive right to sell our company’s products in Poland.  The terms of the agreement are consistent with the standard distribution agreements that we have entered into from time to time with third party distributors.  Our Audit Committee and Board of Directors have determined that the agreement with Asseco was carried out on an arm’s - length basis. At our 2011 annual general meeting our shareholders approved entry into an agreement with Asseco to act as our products’ distributer in Poland, as required by the Amendment. As of December 31, 2012 the distribution agreement with Asseco to sell our company’s products in Poland was terminated.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See the consolidated financial statements, including the notes thereto, included in Item 18.

Export Sales

Our export sales constitute a significant portion of our total sales volume. See Note 19(c) to our consolidated financial statements.

Legal Proceedings

In addition to the below mentioned legal proceedings, we and our subsidiaries are, from time to time, subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. Based upon the advice of counsel, we do not believe that the ultimate resolution of these matters will materially affect our consolidated financial position, results of operations or cash flows.

In March 2006, a client of one of our subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of 488,000 Euros (approximately $643,000). In June 2009, the court rejected the plaintiff’s claims. In July 2009, the plaintiff filed an appeal. The appeal was dismissed in February 2012.

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $14 million). The arbitrator determined that both we and our subsidiary breached the non-disclosure agreement, but hearing of testimony and closing summaries regarding damages have not yet been submitted. In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately NIS 238 million (approximately $64 million), based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date, the plaintiffs did not file an additional lawsuit. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff and the wide discretion given to the arbitrator in quantifying and awarding damages, we are unable to estimate the amount of the probable loss, if any, to be recognized. However, we recorded an accrual to cover future related expenses, as estimated by the Company's legal counsel.

Dividend Distributions Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual distributable profits each year, subject to any applicable law. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend, at its discretion.

In line with our Board of Directors dividend policy, in October 2012, we paid a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012 and in February 2013 we declared an additional cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on of February 25, 2013 that was payable on March 14, 2013.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2008	$2.38	$0.94	$2.47	$0.91
2009	$2.50	$0.98	$2.38	$1.04
2010	$8.43	$1.55	$8.11	$1.56
2011	$9.74	$3.91	$9.55	$3.95
2012	$7.32	$3.76	$7.42	$3.94

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
2011
First Quarter	$9.74	$5.04	$8.26	$7.12
Second Quarter	$7.75	$4.30	$7.24	$4.75
Third Quarter	$6.45	$3.91	$5.21	$4.36
Fourth Quarter	$6.38	$3.92	$5.37	$4.66

2012
First Quarter	$7.32	$4.97	$7.42	$4.98
Second Quarter	$6.60	$5.33	$6.65	$5.47
Third Quarter	$5.63	$4.01	$5.66	$3.98
Fourth Quarter	$4.92	$3.76	$4.99	$3.94

2013
First Quarter	$5.58	$4.46	$5.42	$4.53
Second Quarter (through April 5, 2013)	$5.28	$4.75	$5.25	$5.00

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
October 2012	$4.59	$4.26	$4.63	$4.31
November 2012	$4.67	$3.76	$4.65	$3.94
December 2012	$4.92	$4.25	$4.99	$4.43
January 2013	$4.98	$4.46	$4.86	$4.53
February 2013	$5.05	$4.56	$5.41	$4.62
March 2013	$5.58	$4.62	$5.42	$4.65
April 2013 (through April 5, 2013)	$5.28	$4.75	$5.25	$5.00

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were listed on the NASDAQ Global Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 until January 3, 2011, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the TASE, and on December 15, 2011 they have been included in the TASE’s TA-100 Index.

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board must convene an extraordinary general meeting upon the demand of two of the directors, 25% of the nominated directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders having at least 5% of the voting power in the company.

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

While we have numerous contracts with customers, resellers, distributors and landlords, we do not deem any such individual contract to be material contracts which are not in the ordinary course of our business.

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

General Corporate Tax Structure

The Israeli corporate tax was 25% in 2010, 24% in 2011 and 25% in 2012 and is scheduled to remain at 25% in 2013 and thereafter.

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

Temporary, partial tax relief for repatriation of exempt income

A recent amendment to the Investment Law, which became effective on November 12, 2012, provides temporary tax relief on the amount of tax which should have been paid on distributable tax exempt earnings, in order to encourage companies to pay the reduced taxes during the next 12 months. Pursuant to this amendment, a company may elect by November 11, 2013 to pay a reduced corporate tax rate with respect to undistributed exempt Approved or Privileged income, accumulated up until December 31, 2011. An election to release a greater amount of the total accumulated exempt earnings will result in a higher relief from the corporate income tax, reflecting an effective tax rate ranging from 6% to 17.5%, based on our corporate tax rate in the year in which the income was derived and the amount of “trapped” retained earnings elected to be relieved, without taking into account the 15% dividend withholding tax, which should be levied only upon actual distribution, if any.

The reduced corporate tax is payable within 30 days of making the election. Following the payment of the reduced corporate taxes, the company will be entitled to distribute dividends from such income without being required to pay additional corporate taxes with respect to such dividends. The amendment does not require the actual distribution of the retained earnings, nor does it provide any relief from the dividend withholding tax. A company that has made this election must make certain qualified investments in Israel over the five year period commencing 2013. A company that has elected to apply the amendment cannot withdraw from its election.

The Investment Law treats certain payments made by a company from cash resources derived from tax exempt income, as a deemed dividend distribution event, triggering a corporate tax liability, at the regular Approved or Privileged income tax rates. Such payments include but are not limited to, repurchase of shares and payments made to substantial shareholders as defined in the Law. The above amendment to the Law stipulated that investments in subsidiaries including in the form of acquisition of subsidiaries from unrelated party, may be also considered as a deemed dividend distribution event, thus increasing the risk of triggering a deemed dividend distribution event and therefore a potential tax exposure. The ITA interpretation is that this provision applies retroactively to investments and acquisitions made prior to the amendment.

We are evaluating the new amendment and temporary provision and their implications on our company.

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

Shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the TASE or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years after December 31, 2012 will be subject to tax at a reduced maximum tax rate of 20 percent. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel, or the Treaty, or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

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

Passive Foreign Investment Companies

For U.S. federal income tax purposes, we will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year which produce or are held for the production of passive income. For this purpose, passive income includes generally dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, there can be no assurances that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced maximum tax rate, discussed above, you may be required to file IRS Form 8621 with your tax return, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", or a QEF election, or to "mark-to-market" your ordinary shares, as described below,

•	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over the holding period for such ordinary shares,

•	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year, and

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year.

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

We are subject to certain of the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also submit to the SEC reports on Form 6-K containing (among other things) press releases and unaudited financial information. We post our annual report on Form 20-F on our website (www.magicsoftware.com) promptly following the filing of our annual report with the SEC. The information on our website is not incorporated by reference into this annual report.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the SEC public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. The Exchange Act file number for our SEC filings is 000-19415.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

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

As of December 31, 2012, we had approximately $37.8 million in cash and cash equivalents and short term bank deposits and $0.9 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 5.0%, with average maturities of 1.5 years and maximum maturities of 1.8 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2012, net unrealized gain in our marketable securities portfolio totaled $173,000. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2012, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, Euro and Japanese Yen. As of December 31, 2012, we had outstanding forward contracts that did not meet the requirement for hedge accounting in the amount of $0.1 million. These contracts were for a period of up to 12 months. The net gains recognized in “financial income, net” during 2012 were $0.2 million.

During 2012, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from mainly payments of payroll and related expenses denominated in NIS. As of December 31, 2012, we had outstanding forward and option contracts that met the requirement for hedge accounting, in the amount of $0 million. These contracts met the requirement for cash flow hedge accounting and as such (losses) in the amount of $0 million were recognized when the related expense were incurred and classified in operating expenses during 2012.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, Euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2012 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $3.2 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2012 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.6 million for the year. An increase of 10% in the value of the Euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2012 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million, $0.3 million and $0.3 million, respectively, for that year, while a decrease of 10% in the value of the Euro, Japanese Yen and British Pound relative to the U.S. dollar in 2012 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million, $0.3 million and $0.3 million, respectively, for that year.

Equity Price Risk

As of December 31, 2012, we had $0.9 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $90,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in its Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2012, our internal control over financial reporting was effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2012 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of April 24, 2013, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

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

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Elan Penn, an external director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Penn’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2011		2012
Audit (1)	$191,500		$210,000
Audit-related	12,000	(2)	8,000	(2)
Tax (3)	$54,700		$77,700
Total	$258,200		$295,700

1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees in 2011 and 2012 relate to due diligence services performed in connection with our acquisitions.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

We did not purchase any ordinary shares of our company nor did any affiliated purchaser purchase any shares on our behalf during 2012.  Although we do not believe that Formula Systems may be deemed to be an affiliated purchaser as defined in the Exchange Act, according to the Schedule 13D/A Formula Systems filed with the SEC on September 11, 2012 from December 2008 through September 7, 2012, it purchased an aggregate of 515,292 of our ordinary shares in open market transactions for an aggregate purchase price of approximately $2,500,000. This brought Formula System’s ownership interest in our shares to 52.0%.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Formula Systems holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(1), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•	The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee. See Item 6C. “Directors, Senior Management and Employees - Board Practices - Outside and Independent Directors.”

•	The requirement that the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under Israeli law there is a different method of approval of Terms of Service and Employment of office holders. See Item 6C “Directors, Senior Management and Employees – Board Practices.”

•	The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income	F- 7
Consolidated Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-12
Notes to Consolidated Financial Statements	F-13– F-55
Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-56

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
4.3	Form of Warrant[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global

15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
15.5	Consent of Verstegen accountants en adviseurs (relating to Magic Benelux B.V.)
15.6	Consent of Mária Négyessy Registered Auditors (relating to Magic (Onyx) Magyarország Szoftverház Kft.)
101.INS*	XBRL Instance Document[7]
101.SCH*	XBRL Taxonomy Extension Schema Document[7]
101.PRE*	XBRL Taxonomy Presentation Linkbase Document[7]
101.CAL*	XBRL Taxonomy Calculation Linkbase Document[7]
101.LAB*	XBRL Taxonomy Label Linkbase Document[7]
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document[7]

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an Item to the registrant’s Form 6-K for the month of December 2010, filed on December 23, 2010, and incorporated herein by reference.

(7)	To be filed by amendment to this Annual Report on Form 20-F for the year ended December 31, 2012.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Income	F-7

Consolidated Statements of Comprehensive Income	F-8

Statements of Changes in Shareholders' Equity	F-9

Consolidated Statements of Cash Flows	F-10 - F-12

Notes to Consolidated Financial Statements	F-13 - F-55

Appendix to Consolidated Financial Statements - Details of Subsidiaries and Affiliate	F-56

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 6% and 8% as of December 31, 2011 and 2012, respectively, and total revenues of 24%, 17% and 16% for the years ended December 31, 2010, 2011 and 2012, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated XXX, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
XXX, 2013	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer
3 Aminadav St.
Tel-Aviv 6706703, Israel

Tel: 972 (3)6232525
Fax: 972 (3)5622555
www.ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated XXX, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
XXX, 2013	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2011	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$28,711	$37,744
Short-term bank deposits	2,170	-
Available-for-sale marketable securities (Note 4)	1,241	890
Trade receivables (net of allowance for doubtful accounts of $ 1,927 and $ 2,103 at December 31, 2011 and 2012, respectively)	24,946	28,367
Other accounts receivable and prepaid expenses (Note 6)	6,401	6,696

Total current assets	63,469	73,697

LONG-TERM RECEIVABLES:
Severance pay fund	351	351
Other long-term receivables	3,824	2,287

Total long-term receivables	4,175	2,638

PROPERTY AND EQUIPMENT, NET (Note 7)	2,029	1,898

INTANGIBLE ASSETS, NET (Note 8)	27,401	29,661

GOODWILL (Note 9)	38,897	44,344

Total assets	$135,971	$152,238

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2011	2012
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,545	$4,722
Accrued expenses and other accounts payable (Note 10)	15,752	17,537
Deferred tax liability	2,509	2,355
Deferred revenues	5,359	4,160

Total current liabilities	27,165	28,774

ACCRUED SEVERANCE PAY	1,087	1,245

LONG TERM LIABILITIES:	744	750

LIABILITIES DUE TO ACQUISITION ACTIVITIES (Note 3)	1,350	1,192

COMMITMENTS AND CONTINGENCIES (Note 14)

REDEEMABLE NON-CONTROLLING INTEREST	-	2,160

SHAREHOLDERS' EQUITY (Note 12):
Magic Software Enterprises Shareholders' equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2011 and 2012; Issued and Outstanding: 36,490,020 and 36,626,728 shares at December 31, 2011 and 2012, respectively	808	811
Additional paid-in capital	124,616	125,288
Accumulated other comprehensive loss	(19)	(586)
Accumulated deficit	(20,249)	(7,727)

Total Magic shareholders' equity	105,156	117,786
Non-controlling interests	469	331

Total shareholders' equity	105,625	118,117

Total liabilities, redeemable non-controlling interest and shareholders' equity	$135,971	$152,238

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Revenues (Note 16):
Software	$20,111	$23,110	$23,684
Maintenance and technical support	14,407	16,751	22,384
Consulting services	54,060	73,467	80,312

Total revenues	88,578	113,328	126,380

Cost of revenues:
Software	5,320	5,771	7,439
Maintenance and technical support	2,070	2,250	3,238
Consulting services	44,058	59,237	62,716

Total cost of revenues	51,448	67,258	73,393

Gross profit	37,130	46,070	52,987

Operating costs and expenses:
Research and development, net (Note 13a)	2,072	2,047	2,947
Selling and marketing	17,526	20,147	22,990
General and administrative	8,194	9,159	10,642

Total operating costs and expenses	27,792	31,353	36,579

Operating income	9,338	14,717	16,408
Financial income (expenses), net (Note 13b)	(224)	221	10
Other income, net	159	125	136

Income before taxes on income	9,273	15,063	16,554
Taxes on income (tax benefit) (Note 11)	(102)	(203)	94

Net income	9,375	15,266	16,460
Change in redeemable non-controlling interests	-	-	253
Net income attributable to non-controlling interests	-	222	24

Net income attributable to Magic Software Enterprises Shareholders	$9,375	$15,044	$16,183

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 15):
Basic and diluted earnings per share	$0.29	$0.41	$0.44

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Net income	$9,375	$15,266	$16,460

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	416	(423)	(621)
Unrealized gain from derivative instruments, net	6	(23)	29
Unrealized loss from available-for-sale securities, net	(49)	(73)	28

Total other comprehensive income (loss), net of tax	373	(519)	(564)

Total comprehensive income	9,748	14,747	15,896

Comprehensive income attributable to redeemable non-controlling interests	-	-	280
Comprehensive income attributable to non-controlling interests	-	169	27

Comprehensive income attributable to Magic Software Enterprises' shareholders	$9,748	$14,578	$15,643

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
U.S. dollars in thousands (except per share data)

	Share capital number	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total equity

Balance as of January 1, 2010	31,936,426	$683	$101,099	$74	$(44,668)	$-	$57,188
Exercise of stock options	685,564	19	1,320	-	-	-	1,339
Issuance of Ordinary shares and warrants (net of issuance expenses $ 1,080)	3,287,616	92	20,198	-	-	-	20,290
Stock-based compensation expenses	-	-	300	-	-	-	300
Other comprehensive income	-	-	-	373	-	-	373
Net income	-	-	-	-	9,375	-	9,375

Balance as of December 31, 2010	35,909,606	794	122,917	447	(35,293)	-	88,865
Exercise of stock options	580,414	14	861	-	-	-	875
Stock-based compensation expenses			633	-	-	-	633
Cost related to issuance of Ordinary shares	-	-	(21)	-	-	-	(21)
Non-controlling interest as part of acquisitions	-	-	-	-	-	1,766	1,766
Acquisition of non-controlling interests in Magix (see Note 3)	-	-	226	-	-	(1,466)	(1,240)
Other comprehensive income	-	-	-	(466)	-	(53)	(519)
Net income	-	-	-	-	15,044	222	15,266

Balance as of December 31, 2011	36,490,020	808	124,616	(19)	(20,249)	469	105,625
Exercise of stock options	136,708	3	306	-	-	-	309
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend	-	-	-	-	(3,661)	-	(3,661)
Acquisition of non-controlling interests in Xsell (see Note 3)	-	-	(149)	-	-	(165)	(314)
Other comprehensive income	-	-	-	(567)	-	3	(564)
Net income	-	-	-	-	16,183	24	16,207

Balance as of December 31, 2012	36,626,728	$811	$125,288	$(586)	$(7,727)	$331	$118,117

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from operating activities:

Net income	$9,375	$15,266	$16,460
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,566	5,040	7,444
Interest expenses related to liabilities in connection with acquisitions	173	112	48
Accrued severance pay, net	11	143	8
Loss on sale of property and equipment	-	10	-
Stock-based compensation expenses	300	633	515
Amortization of marketable securities premium, accretion of discount	(17)	(14)	-
Loss on sale and maturity of marketable securities	3	-	-
Gain on sale of subsidiary's operation	(146)	(136)	(136)
Decrease (increase) in trade receivables, net	(198)	(5,405)	11
Decrease (increase) in other long term and short term accounts receivable and prepaid expenses	241	(1,753)	145
Increase in trade payables	26	446	780
Increase (decrease) in accrued expenses and other accounts payable	(288)	953	(2,279)
Increase (decrease) in deferred revenues	(85)	1,593	(1,131)
Change in deferred income taxes, net	436	(1,650)	1,083

Net cash provided by operating activities	14,397	15,238	22,948

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012
Cash flows from investing activities:

Capitalized software development costs	(3,595)	(5,222)	(4,969)
Purchase of property and equipment	(583)	(497)	(510)
Cash paid in conjunction with acquisitions, net of acquired cash	(10,225)	(23,640)	(7,627)
Proceeds from sale of subsidiary's operation	146	136	136
Proceeds from sale of property and equipment	414	-	-
Proceeds from sale of marketable securities	361	-	-
Proceeds from maturity of marketable securities	830	1,557	343
Investment in marketable securities	(393)	-	-
Prepayment on investment	(1,160)	-	-
Proceeds from short-term bank deposits	15,077	21,974	3,601
Change in loans to employees and other deposits ,net	28	17	(34)
Investment in short-term bank deposit	(1,291)	(24,153)	(1,366)

Net cash used in investing activities	(391)	(29,828)	(10,426)

Cash flows from financing activities:

Proceeds from exercise of options by employees	1,339	875	309
Issuance (expense on issuance) of Ordinary shares	20,290	(21)	-
Dividend paid	(15,974)	-	(3,661)
Short-term credit, net	(717)	20	14
Purchase of non-controlling interest	-	(1,377)	(87)
Repayment of long-term loans	(23)	-	-

Net cash provided by (used in) financing activities	4,915	(503)	(3,425)

Effect of exchange rate changes on cash and cash equivalents	390	143	(64)

Increase (decrease) in cash and cash equivalents	19,311	(14,950)	9,033
Cash and cash equivalents at the beginning of the year	24,350	43,661	28,711

Cash and cash equivalents at end of the year	$43,661	$28,711	$37,744

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2010	2011	2012

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$4,645	$-	$3,103

Contingent acquisition payment	$414	$750	$1,192

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$709	$1,015	$1,250

Interest	$131	$8	$17

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd. ("the Company"), an Israeli company, and its subsidiaries ("the Group") develop, market, sale and support software development and deployment technology ("the Magic technology") and software solutions developed using the Magic technology. Magic technology enables enterprises to accelerate the process of building and deploying software applications that can be rapidly customized and integrated with existing systems. Through its subsidiaries, the Company provides flexible and comprehensive range of consulting and staffing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software and related services) and IT professional services, each of which is comprised of two reporting units (see Note 16 for further details). The principal markets of the Group are Europe, United States, Japan and Israel (see Note 16).

For information about the Company's holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization and stock-based compensation costs. Actual results could differ from those estimates.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

For those foreign subsidiaries whose functional currency is not the dollar, all balance sheet amounts have been translated using the exchange rates in effect at each balance sheet date. Statement of income amounts have been translated using the average exchange rate prevailing during each year. Such translation adjustments are reported as a component of other comprehensive income (loss) in equity.

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

Non-controlling interests of subsidiaries represent the non-controlling shareholders' share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2012	$-
Redeemable non-controlling interests (see Note 3f)	1,880
Net income attributable to redeemable non-controlling interests	253
Foreign currency translation adjustments	27
December 31, 2012	$2,160

Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at the date acquired.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain Group's ongoing projects and are classified under other receivables.

As of December 31, 2011, short-term deposits were in U.S. dollars and Hungarian Forint and bearing interest at an average annual rate of 2.4% and 4.4%, respectively. As of December 31, 2012, Short-term deposits amounted to $0. The restricted deposits as of December 31, 2011 and 2012 amounted to $0 and $196, respectively.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC 320, "Investments - Debt and Equity Securities". Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt and equity securities are classified as available-for- sale and reported at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), as a separate component of shareholders' equity.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. ASC 805 also requires the fair value of acquired in-process research and development to be recorded as intangibles with indefinite lives, (until their completion or abandonment), contingent consideration to be recorded on the acquisition date and restructuring and acquisition-related deal costs of the acquirer to be expensed as incurred. As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings.

Variable interest entities

ASC 810, "Consolidation" provides a framework for identifying variable interest entities (or "VIEs") and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

One of the Company's U.S. based consulting and staffing services business acquired through one of its wholly owned subsidiaries on January 17, 2010 (see Note 3a) is considered to be a VIE. The subsidiary is the primary beneficiary of the VIE, as a result of the fact that it holds the power to direct the activities of the acquired business, which significantly impacts its economic performance, and has the right to receive benefits accruing from the acquired business.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 2-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2010, 2011 and 2012, no such unrecoverable amounts were identified.

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

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 - 15 years based on the intangible assets identified.

During the years ended December 31, 2010, 2011 and 2012, no impairment was identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2012, the Company operates in two operating segments each comprised of two reporting units.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the Company's 2010 and 2011 annual impairment tests and as required by ASC 350, the Company compared the fair value of each of its reporting units to its carrying value ('step 1'). If the fair value exceeded the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeded the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of goodwill over its implied fair value ('step 2').

As required by ASC 820, "Fair Value Measurements and Disclosures", the Company applies assumptions that market place participants would consider in determining the fair value of each reporting unit.

In 2010 and 2011 in order to determine the fair value of its two reporting units, the Company implemented an 'income approach'. Under the income approach expected future cash flows are discounted to their present value using an appropriate rate of return. Judgments and assumptions related to future cash flows (projected revenues, operating expenses, and capital expenditures), future short-term and long-term growth rates, and weighted average cost of capital, are believed to be similar to those of market participants and to represent both the specific risks associated with the business, and capital market conditions, are inherent in developing the discounted cash flow model.

In September 2011, the FASB issued ASU 2011-08 which amends the rules for testing goodwill for impairment. Under the new rules, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary.

The Company adopted the provisions of ASU 2011-08 to each of its reporting units, for its annual impairment test in 2012. This analysis determines that no indicators of impairment existed primarily because (1) the Company's market capitalization has consistently exceeded its book value by a sufficient margin, (2) the Company's overall financial performance has been stable since its respective acquisitions, and (3) forecasts of operating income and cash flows generated by the Company's reporting units appear sufficient to support the book values of the net assets of each reporting unit.

The Company performed annual impairment tests during the fourth quarter of each of 2010, 2011 and 2012 and did not identify any impairment losses (see Note 9).

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other IT professional services. The Company sells its products and services primarily through its direct sales force and indirectly through distributors and value added resellers.

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

As required by ASC 985-605, the Company allocates revenues to the software component of its multiple-element arrangements using the residual method when vendor specific objective evidence ("VSOE") of fair value exists for the undelivered elements of the support and maintenance agreements. VSOE is based on the price charged when an element is sold separately or renewed. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2010, 2011 and 2012, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenue includes unearned amounts received under maintenance, support and services contracts, and amounts received from customers but not yet recognized as revenues.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Severance pay

The Company's and its Israeli subsidiary's obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the "Shut Down Method"). Employees are entitled to one month's salary for each year of employment or a portion thereof. The Company's obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements and are recorded as an asset in the Company's consolidated balance sheet.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Severance expenses for the years ended December 31, 2010, 2011 and 2012 amounted to approximately $ 461, $ 609 and $ 829, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2010, 2011 and 2012 amounted to $ 320, $ 313 and $ 556, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, "Income Taxes". The ASC prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as current or non-current according to the expected reversal dates.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 615,838, 550,430 and 669,887 for the years ended December 31, 2010, 2011 and 2012, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation - Stock Compensation" which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated statement of income.

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

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Historically the Company did not hold any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in its past years option pricing models. In September 2012, the Company adopted a dividend distribution policy according to which it will distribute in each year a dividend of up to 50% of its annual distributable profits. Therefore, the Company will use an expected dividend yield for its future grants.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

During 2012, no options were granted or modified.

The fair value for the Company's stock options granted to employees and directors was estimated using the following weighted-average assumptions:

	2010	2011

Dividend yield	0%	0%
Expected volatility	61.2% - 62.8%	63.3% - 65.3%
Risk-free interest rate	2.53%-3.71%	2.1%
Expected forfeiture (employees)	9.7%	8.4%
Expected forfeiture (executives)	7.1%	5.2%
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple (employees)	2.3	2.7
Suboptimal exercise multiple (executives)	3	3.2

During the years ended December 31, 2010, 2011 and 2012, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 300, $ 633 and $ 515, respectively, as follows:

	Year ended December 31,
	2010	2011	2012

Cost of revenue	$2	$4	$16
Research and development	61	54	114
Selling and marketing	75	92	82
General and administrative	162	483	303

Total stock-based compensation expense	$300	$633	$515

Concentrations of credit risk

Financial instruments that potentially subject the Company and its subsidiaries to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade receivables and foreign currency derivative contracts.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company's marketable securities include investments in commercial and government bonds and foreign banks. The Company's marketable securities are considered to be highly liquid and have a high credit standing. In addition, management considered its portfolios in foreign banks to be well-diversified (also refer to Note 4).

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan, South Africa and Israel. The Company performs ongoing credit evaluations of its customers and to date, has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2010, 2011 and 2012 was $ 204, $ 136 and $ 420, respectively.

The Company has entered into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (see "Derivative instruments" below).

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Significant other observable inputs based on market data obtained from sources independent of the reporting entity;

Level 3 -	Unobservable inputs which are supported by little or no market activity;

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company categorized each of its fair value measurements in one of these three levels of hierarchy.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (see Note 5).

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

Derivative instruments

A significant portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 2,591 and $ 519 as of December 31, 2011 and 2012, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was $ 506 as of December 31, 2011 and $ 0 as of December 31, 2012, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was none as of December 31, 2011 and $ 1,276 as of December 31, 2012, respectively.

At December 31, 2012, the effective portion of the Company's cash flow hedges before tax effect was $ 16, all of which is expected to be reclassified from accumulated other comprehensive income to operating expenses within the next 12 months.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
		December 31,
	Balance sheet item	2011	2012
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$54	$140
Cash flow hedging:
Foreign exchange option contracts	" Other accounts receivable and prepaid expenses"	-	16

Liabilities

Cash flow hedging:
Foreign exchange option contracts	"Accrued expenses and other accounts payable "	(12)	-

Total derivatives		$42	$156

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Loss recognized in other comprehensive	Statements	Gain (loss) recognized in the statements of income
	income	of	Year ended December 31,
	2012	income item	2010	2011	2012
	(Effective portion)
Cash flow hedging:
Foreign exchange forward and option contracts	29	"Operating expenses"	$(55)	$63	$-

Derivatives not designated as hedging:
Foreign exchange forward contracts		"Financial expenses, net"	4	59	245

Total derivatives			$(51)	$122	$245

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation (see Note 3).

Impact of recently issued accounting standards

In February 2013, the FASB issued ASU No. 2013-02, "Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income." Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of Accumulated Other Comprehensive Income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. ASU 2013-02 is effective for the Company on January 1, 2013. Since this standard only impacts presentation and disclosure requirements, its adoption did not have a material impact on the Company's consolidated results of operations or financial condition.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	The Company purchased a consulting and staffing services business of a U.S.-based IT services company on January 17, 2010, for a total consideration of $ 13,684, of which $ 8,625 was paid upon closing and the remaining contingent payment of $ 5,400 has been paid as of December 31, 2012.

In accordance with ASC 805-30-35-1 the Company re-measured the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The deferred payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses. As a result, since the acquisition the Company recorded financial expenses of $ 173, $ 112 and $ 48 during 2010, 2011 and 2012, respectively.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

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

An amount of $ 4,873 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over periods ranging from 4-15 years, based on two types of customer relationships identified.

b.	On October 31, 2010, the Company purchased an 88% interest in Xsell Resources Inc, a consulting and staffing services company including a put and call option provided to the seller and to the Company, respectively, allowing to increase its holdings to 100%. The option price is calculated based on a multiple of gross profit. The Company paid a cash purchase price of $ 1,600. The acquired company provides a comprehensive range of consulting and staffing services for information technology industry.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net liabilities	$(908)
Non-controlling interest	(165)
Goodwill	1,988
Customer relationships	685

Total assets acquired	$1,600

Identifiable intangible assets, including customer relationships, were valued using a variation of the income approach known as the "Multi-Period Excess Earnings Approach." This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 685 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over a period of 6 years, based on the identified customer relationships.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

During 2012, the Company exercised its call option and acquired the remaining 12% interest thereby completing the acquisition of 100% of the shares for an additional consideration of $ 314. As a result, the Company adjusted the non-controlling interest related to the acquisition that was initially recorded at the date of acquisition by an aggregate amount of $ 165, and a related adjustment to additional paid-in capital of $ 149.

c.	On January 1, 2011, the Company acquired a 51% ownership interest in its South African distributor, Magix Integration (Proprietary) Ltd., ("Magix Integration") for total consideration of up to $ 1,560 based on achievement by Magix Integration of certain performance targets for 2011, and an option to increase its holdings by 24% to 75% in total with a fair value of $ (807). The Company made an advance payment in cash as of December 2010 of $1,160 on account of this acquisition. Magix Integration specializes in the software integration and application development of the Company's platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa. The Company believes that this acquisition will contribute to the Company's growth and presence in the region. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Fixed assets	$8
Non-controlling interest	(1,323)
Deferred tax liability	(437)
Goodwill	2,159
Customer relationships	1,560

Total assets acquired	1,967

Liabilities due to acquisition activities	(807)

Net assets acquired	$1,160

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

An amount of $ 1,560 of the purchase price was allocated to customer relationships, as described above. The Company amortizes its intangible assets over a period of ten years, based on the customer relationships identified.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

On April 1, 2011, the Company exercised its option to acquire the 24% in Magix Integration as stipulated in the original acquisition agreement for $ 1,105. On October 1, 2011, the Company purchased additional shares in Magix Integration, thereby completing the acquisition of 100% of the shares in Magix Integration for an additional consideration of up to $ 587 based on achievement by Magix Integration of certain performance targets through 2012. As a result, the Company adjusted the non-controlling interest related to Magix Integration that was initially recorded at the date of acquisition and income attributed to the Magix Integration non-controlling interest up-to the exercise of the option and additional purchase by an aggregate of $ 1,466, and a related adjustment to additional paid in capital of $ 226.

d.	In May 2011, the Company acquired a 95% interest in Complete Business Solutions Ltd, and a 100% interest in Complete Information Technology Ltd., The companies are prominent software solution providers and leading Business Partners of SAP with many years of experience in distributing and implementing SAP Business One ERP Software. The Company paid a cash purchase price of $ 5,967.

The Company believes that the acquisition of this business will enable it to expand its offers and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing May 2011.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets	$572
Non-controlling interest	(262)
Intangible assets	2,359
Deferred tax liability	(589)
Goodwill	3,887
Net assets acquired	$5,967

*)	In the 2011 financial statements, the Company included provisional amounts of the estimated fair values of the tangible and intangible assets. In 2012, the Company completed the valuation of the tangible and intangible assets. As a result, the main adjustments recorded in the fair value of the tangible and intangible assets and liabilities at the purchase date were increase in goodwill of $ 480 and recognition of deferred tax liability of $ 589. Adjustments recorded in profit and loss were immaterial.

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

Amounts of $ 1,930 and $ 429 of the purchase price were allocated to customer relationships and the non-compete agreement, respectively. The Company amortizes the customer relationships and non-compete agreement over periods of 4-10 years and 8 years, respectively.

e.	On December 27, 2011, the Company completed the acquisition of the AppBuilder activity of BluePhoenix Solutions ("AppBuilder"), a leading provider of value-driven legacy IT modernization solutions, for $ 12,565. During 2012, the Company paid an additional amount of $ 140 with respect to the acquisition. AppBuilder is a comprehensive application development infrastructure used by many enterprises around the world. This premier enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. The Company believes the acquisition will broaden its product portfolio and strengthens the presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net liabilities	$(3,248)
Intangible assets	7,251
Goodwill	8,702

Net assets acquired	$12,705

*)	In the 2011 financial statements the Company included provisional amounts of the estimated fair values of the tangible and intangible assets. In 2012, the Company completed the valuation of the tangible and intangible assets. As a result, the main adjustments recorded in the fair value of the tangible and intangible assets and liabilities at the purchase date were increase in intangible assets of $ 1,465 and increase in deferred revenues of $ 1,348. Adjustments recorded in profit and loss were immaterial.

Identifiable intangible assets, including customer relationship were valued using a variation of the income approach. This method utilized a forecast of expected cash inflows, cash outflows and contributory charges for economic returns on tangible and intangible assets employed.

Amounts of $ 4,430, $ 2,138 and $ 683 of the purchase price were allocated to customer relationships, developed technology and backlog, respectively. The Company amortizes the customer relationships, backlog and acquired technology over periods of 15 years, 15 years and 3.5 years, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 9,021, of which $ 4,990 was paid upon closing and the remaining $ 4,031 is to be paid during the next two years, of which, $ 1,414 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,617 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,880.

As of December 31, 2012 the Company's liability towards the sellers is estimated at $ 4,042. The Company believes that the acquisition of this business will enable it to expand its professional services offering and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

In accordance with ASC 805-30-35-1, the Company re-measures the contingent consideration based on the fair value at each reporting date until the contingency is resolved or the payment is made, while the changes in fair value are recognized in earnings in the financial expenses using the interest method over the period. The contingent payment was recorded at present value and was amortized using the interest method during the relevant period into financial expenses.

The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2012.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed:

Net assets	$1,219
Non-controlling interest	(1,880)
Intangible assets *)	3,873
Goodwill *)	5,809

Net assets acquired	$9,021

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

Below are certain unaudited pro forma combined statements of income data for the year ended December 31, 2011 and 2012, respectively, as if the acquisition in Note 3f had occurred at January 1, 2011, after giving effect to purchase accounting adjustments, including amortization of intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2011, nor is it necessarily indicative of future results.

	Year ended December 31,
	2011	2012
	Unaudited

Total revenues	$122,873	$132,251
Net income attributable to Magic Software Enterprises shareholders	$15,668	$16,225
Earnings per share
Basic	$0.43	$0.44
Diluted	$0.42	$0.44

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2011				2012
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$407	$-	$28	$435	$407	$-	$20	$427
Commercial bonds	571	-	67	638	192	-	45	237
Equity funds	118	-	50	168	118	-	108	226

Total available-for-sale marketable securities	$1,096	$-	$145	$1,241	$717	$-	$173	$890

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The amortized costs of available-for-sale debt securities at December 31, 2012, by contractual maturities, are shown below:

		Gross unrealized gains (losses)
	Amortized cost	Gains	Losses	Estimated fair value

Due in one year or less	$-	$-	$-	$-
Due between one year to five years	599	65	-	664

	$599	$65	$-	$664

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The following is the change in the other comprehensive income of available-for-sale securities during 2011:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2011	$218

Reclassification to earnings of realized gain from available-for-sale securities	(20)
Unrealized loss from available-for-sale securities	(53)

Other comprehensive income from available-for-sale securities as of December 31, 2011	$145

The following is the change in the other comprehensive income of available-for-sale securities during 2012:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2012	$145

Reclassification to earnings of realized gain from available-for-sale securities	-
Unrealized gain from available-for-sale securities	28

Other comprehensive income from available-for-sale securities as of December 31, 2012	$173

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

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2011
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$435	$-	$-	$435
Corporate bonds	-	638	-	638
Equity fund	168	-	-	168
Foreign currency derivative contracts	-	42	-	42

Total financial assets	$603	$680	$-	$1,283

Liabilities:
Contingent consideration	$-	$-	$1,046	$1,046

Total financials liabilities	$-	$-	$1,046	$1,046

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$427	$-	$-	$427
Corporate bonds	-	237	-	237
Equity fund	226	-	-	226
Foreign currency derivative contracts	-	156	-	156

Total financial assets	$653	$393	$-	$1,046

Liabilities:
Contingent consideration	$-	$-	$1,942	$1,942

Total financials liabilities	$-	$-	$1,942	$1,942

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2011	2012

Opening balance	$480	$1,046
Increase in contingent consideration	750	1,192
Decrease in contingent consideration due to settlement	(225)	(315)
Amortization of interest	41	19

Closing balance	$1,046	$1,942

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2011	2012

Short-term lease deposits	$817	$615
Prepaid expenses	427	1,039
Government authorities	3,073	2,313
Deferred tax assets, net	1,878	2,522
Restricted deposits	-	163
Other	206	44

	$6,401	$6,696

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2011	2012
Cost:

Leasehold improvements	$472	$470
Computers and peripheral equipment	9,396	9,826
Office furniture and equipment	1,790	1,875
Motor vehicles	243	244
Software	2,469	2,479

	14,370	14,894
Accumulated depreciation:

Leasehold improvements	205	242
Computers and peripheral equipment	9,103	9,420
Office furniture and equipment	1,250	1,435
Motor vehicles	97	124
Software	1,686	1,775

	12,341	12,996

Depreciated cost	$2,029	$1,898

Depreciation expenses amounted to $ 626, $ 630 and $ 757 for the years ended December 31, 2010, 2011 and 2012, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2011	2012
Original amounts:

Capitalized software costs	$49,723	$54,599
Customer relationships	15,435	19,405
Backlog and non-compete agreement	1,112	1,112
Acquired technology	2,138	2,138

	68,408	77,254
Accumulated amortization:

Capitalized software costs	37,370	41,191
Customer relationships	3,606	5,756
Backlog and non-compete agreement	31	472
Acquired technology	-	174

	41,007	47,593

Intangible assets, net	$27,401	$29,661

b.	Amortization expenses amounted to $ 3,940, $ 4,410 and $ 6,687 for the years ended December 31, 2010, 2011 and 2012, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2012 is as follows:

2013	6,947
2014	5,537
2015	4,905
2016	3,899
2017	2,335
2018 and thereafter	6,038

$29,661

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2011 and 2012 according to the Company's reporting units are as follows:

	IT professional services	Software services	Total

As of January 1, 2011	$12,428	$12,196	$24,624

Business combination	-	14,245	14,245
Adjustments due to finalized purchase price allocation	(520)	363	(157)
Foreign currency translation adjustments	-	185	185

As of December 31, 2011	11,908	26,989	38,897

Business combination	5,809	-	5,809
Additional consideration in conjunction with acquisitions	-	140	140
Foreign currency translation adjustments	-	(502)	(502)

As of December 31, 2012	$17,717	$26,627	$44,344

In 2010 and 2011, the Company determined the fair value of each reporting unit using the income approach. The material assumptions used for the income approach for years 2010 and 2011 were four years of projected net cash flows, a discount rate of 14%-15% and a long-term growth rate of 3.0%. The Company considered historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill. In 2012, the Company adopted the provisions of ASU 2011-08 and performed a qualitative test for each of its reporting units. Since there were no indicators for impairment, a quantitative test was not performed.

The Company performed annual impairment tests during the fourth quarter of 2012 and did not identify any impairment losses (see Note 2).

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2011	2012

Employees and payroll accruals	$6,228	$7,073
Accrued expenses	1,865	1,917
Deferred and contingent payments related to acquisitions	2,325	3,828
Government authorities	3,177	2,175
Other	2,157	2,544

	$15,752	$17,537

NOTE 11:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2010, 24% in 2011 and 25% in 2012 and onwards.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

Certain production and development facilities of the Company have been granted "Approved Enterprise" status pursuant to the Law, which provides certain tax benefits to its investment programs including tax exemptions and reduced tax rates. Income not eligible for Approved Enterprise benefits is taxed at regular rates.

In the event of distribution of dividends from the said tax-exempt income, the amount distributed will be subject to corporate tax at the rate ordinarily applicable to the Approved Enterprise's income. The tax-exempt income attributable to the benefit period of the Approved Enterprise programs mentioned above can be distributed to shareholders without subjecting the Company to taxes, only upon the complete liquidation of the applicable Israeli subsidiary.

The benefit periods under the Law have not yet commenced.

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2012, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2011 and 2012 - 15%, 2013 and 2014 - 12.5% and in 2015 and thereafter - 12%. As of December 31, 2012, the Company has not applied for this amendment.

3.	The Company's Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2008.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the "Industrial Encouragement Law"). The Industrial Encouragement Law defines an "Industrial Company" as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes.

c.	Net operating loss carryforwards:

As of December 31, 2012, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 19,596, which can be carried forward and offset against taxable income in the future for an indefinite period.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 5,199 as of December 31, 2012, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 3,835 as of December 31, 2012, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2010	2011	2012

Domestic	$4,288	$7,197	$10,462
Foreign	4,985	7,866	6,092

	$9,273	$15,063	$16,554

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2010	2011	2012
Current:

Domestic	$446	$447	$(1,291)
Foreign	1,234	1,000	302

	1,680	1,447	(989)
Deferred taxes:

Domestic	(2,681)	(1,800)	414
Foreign	899	150	669

	(1,782)	(1,650)	1,083

Taxes on income (tax benefit)	$(102)	$(203)	$94

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2011	2012

Net operating loss carryforwards	$8,403	$5,938
Allowances, reserves and intangible assets	993	809

Deferred tax assets before valuation allowance	9,396	6,747
Less - valuation allowance	(2,891)	(888)

Deferred tax assets	6,505	5,859
Capitalized software costs	(1,575)	(1,772)

Deferred tax assets, net	$4,930	$4,087

Both current deferred tax liabilities and long term deferred tax liabilities are in respect of acquired intangible assets.

	December 31,
	2011	2012

Current tax assets	$1,877	$2,522
Non-current tax assets	3,053	1,565

Deferred tax assets	$4,930	$4,087

Current taxes are included under other accounts receivable and prepaid expenses and non-current tax assets are included under other long term receivables.

Significant components of the Company and its subsidiaries deferred tax liability are as follows:

	December 31,
	2011	2012

Current liabilities	$(2,509)	$(2,355)
Non-current liabilities	(735)	(738)

Net deferred tax liabilities	$(3,244)	$(3,093)

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2010, 2011 and 2012 statutory tax rate (25%, 24% and 25%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2010	2011	2012

Income before taxes, as reported in the consolidated statements of income	$9,273	$15,063	$16,554

Statutory tax rate	25%	24%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$2,318	$3,615	$4,139
Tax adjustment in respect of different tax rates	525	866	444
Deferred taxes on losses for which full valuation allowance was provided in the past	(1,663)	(37)	651
Changes in valuation allowance	(2,676)	(4,429)	(2,003)
Tax benefits in respect of prior years, net	318	(73)	(1,126)
Nondeductible expenses	181	40	*) 20
Uncertain tax position and other differences	895	(185)	**) (2,031)

Income tax (tax benefit)	$(102)	$(203)	$94

*)	In 2012, the Company reversed its writeoff of tax prepayment advances from prior years since the Company believes the utilization of the prepayments is more-likely-than not in the near future.
**)	This amount is mainly comprised of tax provisions reversal due to statute of limitation of prior years' tax assessments amounting to $1,270.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2010, 2011 and 2012, the Company recorded $ 874, $ 727 and $(240) of tax expenses (income), respectively, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2011	$1,194

Increase in tax positions taken in the year	710

Gross unrecognized tax positions at December 31, 2011	1,904

Increase in tax positions taken in prior years	270

Decrease in tax positions taken in prior years	(489)

Gross unrecognized tax benefits at December 31, 2012	$1,685

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. During the years ended December 31, 2011 and 2012, the Company recorded $ 17 and $ (21), respectively, for interest and penalties expenses (income) related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 76 and $ 55 at December 31, 2011 and 2012, respectively.

As of December 31, 2012, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 12:-	SHAREHOLDERS' EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On December 23, 2010, the Company issued 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. Following the Company's dividend distribution and in respect to warrants issuance agreement, exercise price was adjusted to $ 8.07 per share as of December 31, 2012.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2012, an aggregate of 1,227,415 ordinary shares of the Company are still available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. The 2007 Plan will expire on August 1, 2017.

The exercise price for each option is determined by the Board of Directors and set forth in the Company's award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the Plans.

A summary of employee option activity under the Plans as of December 31, 2012 and changes during the year ended December 31, 2012 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2012	1,355,879	$2.31	6.46	$3,416
Granted	-	-
Exercised	(136,708)	$2.53
Forfeited	(61,786)	$2.13
Outstanding at December 31, 2012	1,157,385	$2.74	5.87	$2,298
Exercisable at December 31, 2012	791,797	$2.54	4.86	$1,738
Vested and expected to vest at December 31, 2012	1,117,531	$2.70	5.77	$2,261

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2010 and 2011 was $ 1.88 and $ 4, respectively. During 2012, no options were granted. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2012. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised for the years ended December 31, 2010, 2011 and 2012 was $ 1,895, $ 2,197 and $ 572, respectively. As of December 31, 2012, there was $ 341 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

The following table represents the employee option activity whose vesting is contingent upon meeting various departmental and Company's wide performance goals (including revenue growth and net gain index), as of December 31, 2012. These options have been included in the above table on employee option activity:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2012	139,250	$1.44	6.55	$519

Outstanding at December 31, 2012	139,250	$1.44	5.55	$454

Exercisable at December 31, 2012	114,250	$1.51	5.45	$364

Vested and expected to vest at December 31, 2012	138,905	$1.44	5.55	$452

During 2007 and 2008, the Company granted certain executives and other key employees, options to purchase 825,000 ordinary shares and 100,000 ordinary shares, respectively, with vesting contingent upon meeting various departmental and Company-wide performance goals, including revenue growth and net gain index. The options have an exercise price equal to the fair market value of the Company's ordinary shares on the date of grant, contingently vest over a period of four years, and are for a term of ten years. The fair value of those options was estimated on the date of grant using the same option valuation model used for the other options granted. If such goals are not met, no compensation cost is recognized and any recognized compensation cost is reversed. The inputs for expected volatility, expected dividends, expected term and risk-free rate used in estimating those options' fair value are the same as those noted in the table related to options issued under the Plans.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	SHAREHOLDERS' EQUITY (Cont.)

The options outstanding as of December 31, 2012, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	67,913	5.02	$0.17	50,413	$0.23
1.01-2	273,798	5.07	$1.40	236,298	$1.42
2.01-3	286,334	6.74	$2.29	216,996	$2.29
3.01-4	447,090	6.81	$3.89	205,840	$3.83
4.01-5	57,250	1.01	$4.06	57,250	$4.06
5.01-6	25,000	1.21	$5.95	25,000	$5.95

	1,157,385	5.87	$2.74	791,797	$2.54

e.	Accumulated other comprehensive income:

	December 31,
	2010	2011	2012

Accumulated realized and unrealized gain on available-for-sale securities, net	$218	$145	$173
Accumulated foreign currency translation adjustments	218	(152)	(776)
Unrealized gain (loss) on derivative instruments, net	11	(12)	17

Total other comprehensive income	$447	$(19)	$(586)

f.	On December 30, 2009, the Company declared a dividend distribution of $ 0.50 per share ($ 15,974 in the aggregate) which was paid on January 25, 2010.

On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion. In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2010	2011	2012

Total costs	$5,667	$7,269	$7,916
Less - capitalized software costs	(3,595)	(5,222)	(4,969)

Research and development, net	$2,072	$2,047	$2,947

b.	Financial income (expenses), net:

Interest income net of bank charges	$24	$397	$20
Interest expenses related to liabilities in connection with acquisitions	(173)	(112)	(48)
Interest income from debt instruments	96	67	49
Loss arising from foreign currency translation and other	(171)	(131)	(11)

Financial income(expenses), net	$(224)	$221	$10

NOTE 14:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2012, are as follows:

2013	$921
2014	579
2015	312
2016 and thereafter	202

$2,014

Rent expenses for the years ended December 31, 2010, 2011 and 2012 were approximately $ 1,487, $ 1,733 and $ 1,701, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 371.

The Company currently occupies approximately 43,170 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 277.

b.	Guarantees:

The Company and certain of its subsidiaries have provided three of their clients with performance bank guarantees totaling $ 163, which are linked to the New Israeli Shekels, all of which will be terminated during 2013.

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

1.	In March 2006, a client of one of the Company's subsidiaries filed a lawsuit against the subsidiary claiming an alleged breach of the agreement between the parties. The plaintiff is seeking damages in the amount of € 488 thousand (approximately $ 643). In June 2009, the court rejected the plaintiff's claims. In July 2009, the plaintiff filed an appeal. The appeal was dismissed in February 2012.

2.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $ 13,930). The arbitrator determined that both the Company and the subsidiary breached the non-disclosure agreement, but closing summaries regarding damages have not yet been submitted.

In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately additional NIS 238 million (approximately $ 63,755) based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs did not file an additional lawsuit.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	COMMITMENTS AND CONTINGENCIES (Cont.)

At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, the Company is unable to estimate the amount of the probable loss, if any, to be recognized. However, the Company recorded an accrual to cover future related expenses, as estimated by the Company's legal counsel.

3.	In February 2010, a U.S. based company filed a lawsuit against the Company and one of its subsidiaries, claiming an alleged breach by the Company and the subsidiary of its intellectual property rights in connection with one of the Company's products. In July 2011, the Company entered into a settlement agreement with the plaintiff according to which it paid a lump sum to the plaintiff for future maintenance and support until 2018, subject to a complete release of all claims.

4.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

d.	Royalty commitments:

The Government of Israel, through the Fund for the Encouragement of Marketing Activities ("the Fund"), awarded the Company grants for participation in its foreign marketing expenses. The Company received an aggregate amount of grants of $ 1,526 for the years up to and including 2005. The Company is committed to pay royalties at the rate of 3% of the increase in exports, up to the amount of the grants. As of December 31, 2012, the remaining contingent obligation of the Company amounted to $ 188. No expense was recorded in years 2010, 2011 and 2012 for royalties payment.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2010	2011	2012

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$9,375	$15,044	$16,183

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	32,139,686	36,267,739	36,502,264
Effect of dilutive securities	591,360	777,968	605,406

Denominator for diluted net earnings per share	32,731,046	37,045,707	37,107,670

Basic and diluted earnings per share	$0.29	$0.41	$0.44

NOTE 16:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services, each of which is comprised of two reporting units. The entities included in the Company's IT professional services business segment are Coretech Consulting Group LLC, Fusion Solutions LLC and Xsell Resources Inc which are considered as one reporting unit and Comm-IT Software, Comm-IT Technology Solutions and Comm-IT Embedded, which is a separate reporting unit. The reporting unit of the proprietary and none proprietary software technology segment is comprised of Complete Business Solutions Ltd., Complete Information Technology and all of the Company's other subsidiaries in each of the respective years.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, "Segment Reporting."

Headquarters' general and administrative costs have not been allocated between the different segments.

Software services

The Company develops markets, sells and supports a proprietary and none proprietary application platform, software applications, business and process integration solutions and related services.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2010

Total revenues	$46,262	$42,316	$-	$88,578
Expenses	36,556	39,249	3,435	79,240

Segment operating income (loss)	$9,706	$3,067	$(3,435)	$9,338

Depreciation and amortization	$3,610	$615	$341	$4,566

	Software services	IT professional services	Unallocated expense	Total
2011

Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611

Segment operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

Depreciation and amortization	$3,837	$853	$350	$5,040

2012

Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972

Segment operating income (loss)	$14,913	$5,514	$(4,019)	$16,408

Depreciation and amortization	$5,937	$1,182	$344	$7,463

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers. The Company has adjusted all prior year comparative amounts to reflect this change in classification to be consistent for all periods presented.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2010, 2011 and 2012:

	Year ended December 31,
	2010	2011	2012

Israel	$4,405	$7,982	$11,561
Europe	21,788	24,351	29,139
United States	48,888	60,727	64,591
Japan	10,806	12,111	12,661
Other	2,691	8,157	8,428

	$88,578	$113,328	$126,380

d.	The Company's long-lived assets are located as follows:

	December 31,
	2011	2012

Israel	$39,567	$48,452
Europe	1,836	2,171
United States	16,225	15,459
Japan	6,804	6,164
Other	3,895	3,657

	$68,327	$75,903

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2010, 2011 and 2012, the Company had one customer, included in the IT professional services segment, which accounted for 29%, 25% and 19% of the group revenues, respectively.

NOTE 17:-	SUBSEQUENT EVENTS

On February 14, 2013, the Company declared a dividend distribution of $ 0.12 per share ($ 4,397 in the aggregate) which was paid on March 14, 2013. The dividend distribution relates to the Company's earnings in the second half of 2012.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2012:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magic Software Ltd.	100	Israel
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Information Technology Ltd	100	Israel
Complete Business Solutions Ltd	95	Israel
Comm-IT Technology Solutions Ltd	80	Israel
Comm-IT Software Ltd	80	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	51	Israel

- - - - - - - - - - - -

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
January 30, 2013

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
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
February 8, 2013

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2011 and 2012, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2012, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan

January 30, 2013	/s/ KDA Audit Corporation
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
Name:Guy Bernstein
Title: Chief Executive Officer

Dated: April 24, 2013

93