Form 20-F/A
period 2012-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2013-05-13
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Ordinary Shares, par value NIS 0.1 per share…………..36,626,728 (as of December 31, 2012)

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

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Annual Report on Form 20-F of Magic Software Enterprises Ltd. (the “Company”) amends the registrant’s Annual Report on Form 20-F for the year ended December 31, 2012 that was filed with the Securities and Exchange Commission on April 24, 2013 (the “Original 20-F”).

This Amendment does not reflect a change in the results of operations of the Company or in any information in the Original 20-F other than:

•	to furnish Exhibit 101 to the Original 20-F, which contains the XBRL Interactive Data Files required to be submitted and posted pursuant to Rule 405 of Regulation S-T; and

•	to correct typographical errors contained in the Report of Independent Registered Public Accounting Firm of Kost Forer Gabbay & Kasierer regarding the Company’s consolidated financial statements appearing in the Form 20-F. The report inadvertently showed “XXX” on pages F-2 and F-4 instead of the date April 24, 2013, consistent with the manually signed report.

In order to comply with certain requirements of the SEC’s rules in connection with the filing of this Amendment No. 1, this Amendment No. 1 includes Item 18 “Financial Statements.” This Amendment does not reflect events occurring after the filing of the Original 20-F or modify or update the disclosure contained therein in any way other than as required to reflect the amendments discussed above.

Consistent with the rules of the SEC, the certifications of the Company’s principal executive officer and principal financial officer as of the date of this Amendment No. 1 are attached as exhibits to this Amendment No. 1. The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date.

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the complete text of Exhibit 101 of the Original 20-F in its entirety is attached to this Amendment.

1

ITEM 18. FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Income	F-7

Consolidated Statements of Comprehensive Income	F-8

Statements of Changes in Equity	F-9

Consolidated Statements of Cash Flows	F-10 – F-12

Notes to Consolidated Financial Statements	F-13– F-55

Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-56

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

_____________

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

2

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 24, 2013	A Member of Ernst & Young Global

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

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2012 and our report dated April 24, 2013 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April, 24 2013	A Member of Ernst & Young Global

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2010	2011	2012

Net income	$9,375	$15,266	$16,460

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	416	(423)	(621)
Unrealized gain from derivative instruments, net	6	(23)	29
Unrealized loss from available-for-sale securities, net	(49)	(73)	28

Total other comprehensive income (loss), net of tax	373	(519)	(564)

Total comprehensive income	9,748	14,747	15,896

Comprehensive income attributable to redeemable non-controlling interests	-	-	280
Comprehensive income attributable to non-controlling interests	-	(169)	27

Comprehensive income attributable to Magic Software Enterprises' shareholders	$9,748	$14,578	$15,643

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
Reg. Auditor

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amendment to the annual report on Form 20-F/A on its behalf.

MAGIC SOFTWARE ENTERPRISES LTD.

By:	/s/Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 13, 2013

3