Form 20-F
period 2013-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2014-02-24
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Ordinary Shares, par value NIS 0. 1 per share…………..37,155,355 (as of December 31, 2013)

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statement on Form F-3, File No. 333-192241 and into the registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

INTRODUCTION

We are a global provider of proprietary application development and business process integration software solutions and related professional services, and a vendor of IT outsourcing services. Our software is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT outsourcing services, we offer a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. We have approximately 1,300 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our product offering includes Magic xpa, an application platform for developing and deploying business applications, AppBuilder, an application platform for building, deploying, and maintaining high-end, mainframe-grade business applications and Magic xpi, a platform for application integration. These products enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions, deploy them in multiple environments while leveraging existing IT resources. In addition, our products are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our technology also supports the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment.

We sell our products globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services in connection with our products, thus aiding in the successful implementation of Magic xpa, Magic xpi and AppBuilder projects, and assuring successful operation of the platforms once installed.

In addition, we provide a broad range of IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplements in-house capabilities of our customers. We have worked extensively with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

i

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

This annual report on Form 20-F contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. Statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate” and similar expressions are intended to identify forward looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D “Key Information - Risk Factors.”

ii

TABLE OF CONTENTS

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	2
C.	Reasons for the Offer and Use of Proceeds	2
D.	Risk Factors	2
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	18
	Our Strategy	26
C.	Organizational Structure	32
D.	Property, Plants and Equipment	33
ITEM 4 A.	UNRESOLVED STAFF COMMENTS	33
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	33
A.	Operating Results	33
B.	Liquidity and Capital Resources	44
C.	Research and Development	52
D.	Trend Information	53
E.	Off-Balance Sheet Arrangements	53
F.	Tabular Disclosure of Contractual Obligations	53
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	54
A.	Directors and Senior Management	54
B.	Compensation	56
C.	Board Practices	57
D.	Employees	66
E.	Share Ownership	67
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	69
A.	Major Shareholders	69
B.	Related Party Transactions	70
C.	Interests of Experts and Counsel	70
ITEM 8.	FINANCIAL INFORMATION	70
A.	Consolidated Statements and Other Financial Information	70
B.	Significant Changes	71
ITEM 9.	THE OFFER AND LISTING	71
A.	Offer and Listing Details	71

iii

B.	Plan of Distribution	72
C.	Markets	73
D.	Selling Shareholders	73
E.	Dilution	73
F.	Expenses of the Issue	73
ITEM 10.	ADDITIONAL INFORMATION	73
A.	Share Capital	73
B.	Memorandum and Articles of Association	73
C.	Material Contracts	75
D.	Exchange Controls	75
E.	Taxation	75
F.	Dividends and Paying Agents	86
G.	Statement by Experts	86
H.	Documents on Display	86
I.	Subsidiary Information	86

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS	86

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	88

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	88

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	88

ITEM 15.	CONTROLS AND PROCEDURES	88

ITEM 16.	RESERVED	89

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	89

ITEM 16B.	CODE OF ETHICS	89

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	90

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	90

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	90

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT	91

ITEM 16G.	CORPORATE GOVERNANCE	91

ITEM 16H.	MINE SAFETY DISCLOSURE	92

ITEM 17.	FINANCIAL STATEMENTS	92

ITEM 18.	FINANCIAL STATEMENTS	92

ITEM 19.	EXHIBITS	92

SIGNATURES		94

iv

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

We have derived the following consolidated income statement data for the years ended December 31, 2011, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012 and 2013 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the year ended December 31, 2009 and 2010 and the consolidated balance sheet data as of December 31, 2009, 2010 and 2011 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$17,261	$20,111	$23,110	$23,684	$23,254
Maintenance and technical support	13,821	14,407	16,751	22,384	22,685
Consulting services	24,268	54,060	73,467	80,312	99,012
Total revenues	55,350	88,578	113,328	126,380	144,958
Cost of revenues:
Software	5,388	5,320	5,771	7,439	6,648
Maintenance and technical support	2,189	2,070	2,250	3,238	2,949
Consulting services	18,687	44,058	59,237	62,716	76,296
Total cost of revenues	26,264	51,448	67,258	73,393	85,893
Gross profit	29,086	37,130	46,070	52,987	59,065
Operating costs and expenses:
Research and development, net	1,310	2,072	2,047	2,947	3,706
Selling and marketing	15,308	17,526	20,147	22,990	23,066
General and administrative	8,210	8,194	9,159	10,642	13,166
Other income, net	1,972	-	-	-	-
Operating income	6,230	9,338	14,717	16,408	19,127
Financial income (expense), net	238	(224)	221	10	(684)
Other income (expense), net	42	159	125	136	(12)
Income before taxes on income	6,510	9,273	15,063	16,554	18,431
Tax benefit (taxes on income)	(334)	102	203	(94)	(1,575)

	Year ended December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands, except share and per share data)
Income after taxes on income	6,176	9,375	15,266	16,460	16,856
Net income	$6,176	$9,375	$15,266	$16,460	$16,856
Change in redeemable non-controlling interests	-	-	-	253	541
Net income attributable to non-controlling interests	-	-	222	24	435
Net income attributable to Magic's Shareholders	6,176	9,375	15,044	16,183	15,880
Basic earnings per share	$0.19	$0.29	$0.41	$0.44	$0.43
Diluted earnings per share	$0.19	$0.29	$0.41	$0.44	$0.43
Shares used to compute basic earnings per share	31,899	32,140	32,268	32,502	37,081
Shares used to compute diluted earnings per share	32,107	32,731	37,046	37,108	37,454
Dividends	15,974	-	-	3,661	7,723
Cash dividend declared per common share	$0.50	-	-	$0.10	$0.21

Balance Sheet Data:

	December 31,
	2009	2010	2011	2012	2013
	(U.S. dollars in thousands)
Working capital	$28,021	$48,815	$36,304	$44,205	$45,171
Cash, cash equivalents, short term deposits and marketable securities	41,868	46,542	32,122	38,634	35,988
Total assets	87,551	111,950	135,971	152,954	167,003
Total equity	57,188	88,865	105,625	118,361	129,131

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business and Our Industry

We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core product families and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

We derive a significant portion of our revenues from sales of application platforms and integration products primarily under our Magic xpa, Magic xpi and AppBuilder brands and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success will also be dependent on the continued acceptance of Magic xpa and Magic xpi. The continued acceptance of these products will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which they are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected; adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products or services.

We compete in a market that is characterized by rapid technological changes. Other companies are also seeking to offer software solutions, enterprise mobility solutions and Internet-related solutions, such as cloud computing, to generate growth. These companies may develop technological or business model innovations in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets.

The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

•	Supporting existing and emerging hardware, software, databases and networking platforms; and

•	Developing and introducing new and enhanced software development technology and applications that keep pace with such technological developments, emerging new product markets and changing customer requirements.

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

Adapting to evolving technologies may require us to invest a significant amount of resources into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies which we have adapted into our products. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

If our customers terminate contracted projects or choose not to retain us for additional projects, or if we are restricted from providing services to our customers’ competitors, our revenues and profitability may be negatively affected.

Our IT professional services customers typically retain us on a non-exclusive basis. Many of our client contracts, including those that are on a fixed price and timeframe basis, can be terminated by the client with or without cause upon 90 days’ notice or less, and generally without termination-related penalties. Additionally, our contracts with customers are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our customers that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our customers may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

•	a client’s financial difficulties;

•	a change in a client’s strategic priorities;

•	a client’s demand for price reductions; and

•	a decision by a client to utilize its in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively impact our revenues and profitability.

We enter into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter into a number of firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. Because many of these contracts involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

Our ability to attract and retain customers depends to a large extent on our relationships with our customers and our reputation for high quality solutions, professional services and integrity. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a client’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely impacts our customers’ businesses.

In addition, a portion of our projects may be considered critical to the operations of our customers’ businesses. Our exposure to legal liability may be increased in the case of outsourcing contracts in which we become more involved in our customers’ operations. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

We face intense competition in the markets in which we operate. This competition could adversely affect our business, results of operations and financial condition.

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, and services markets in which we operate. The growth of the cloud computing market has increased the competition in these areas. We expect that such competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

We also compete with other companies in the technical IT consulting and staffing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through three of our subsidiaries in the United States and three of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

As we derive a portion of our revenues from the Israeli government, a reduction of government spending in Israel on IT services may reduce, our revenues and profitability; and any delay in its annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies. Any reduction in total Israeli government spending for political or economic reasons, such as occurred in the Israeli recession ending in 2004 or the current worldwide recession, may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying receipt of payment from the government of Israel for services performed.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past four years we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution provider and a Business Partner of SAP; (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; and (vii) the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

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

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during the last five years, through both acquisitions and organic growth. The number of our employees increased from 397 as of December 31, 2009 to approximately 1,300 as of December 31, 2013 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;
•	maintaining high quality standards;

•	preserving our corporate culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

•	maintaining high levels of client satisfaction.

The rapid execution necessary to exploit the market for our business model requires an effective planning and management process. Our systems, procedures or controls may not be adequate to support the growth in our operations, and our management may not be able to achieve the rapid execution necessary to exploit the market for our business model. Our future operating results will also depend on our ability to expand our development, sales and marketing organizations. If we are unable to manage growth effectively, our profitability will likely decline.

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

The revenues in one of our principal IT professional services subsidiaries are dependent upon one key customer and a significant decrease in revenues from such customer could adversely affect our business, results of operations and financial condition.

The revenues in one of our principal IT professional services subsidiaries are dependent upon Ericsson Inc., or Ericsson, which is currently our largest customer, accounting for 25%, 19% and 13% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. The decline in revenues reflects the completion of certain projects. We do not know if, or for how much longer, Ericsson will continue to utilize the IT professional services of such subsidiary. Under a recently entered into master services agreement, Ericsson may terminate its agreement upon a 30 days’ notice without any penalty. The termination of our agreement with Ericsson or a significant decrease in revenues may adversely affect our business, results of operations and financial condition.

We are a defendant in an arbitration proceeding and have been found to have breached the non-disclosure agreement. Based on such decision, the arbitrator may assess significant damages against us, which could adversely affect our results of operations and financial condition.

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both we and our subsidiary breached the non-disclosure agreement. Closing summaries regarding damages have been filed by both parties, but the arbitrator has not yet rendered his ruling. In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately NIS 238 million (approximately $69 million), based on new arguments. Following discussions, the arbitrator rejected the motion an determined that if the plaintiffs wish to claim the additional damages (and the addition causes of action|) they should do so in a separate legal proceeding. To date, the plaintiffs have not filed an additional lawsuit. We recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that we filed in the arbitration proceedings. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff and the wide discretion given to the arbitrator in quantifying and awarding damages, we are unable to estimate the amount of the probable loss, if any, to be recognized or whether our accrual will be sufficient to cover the damages that may be awarded. An unfavorable decision as to damages, or the initiation of new proceedings against us by the plaintiffs could adversely affect our results of operations and financial condition.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $26.9 million as of December 31, 2009 to $86.5 million as of December 31, 2013 as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects and competition for such professionals may adversely affect our business, results of operations and financial condition.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals and also upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and, to a lesser extent, temporary personnel agencies. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences. Demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products through our own direct sales representatives and offices, as well as through third parties that use our technology to develop and sell solutions to their customers, who we refer to as Magic Solution Providers, or MSPs, and also through system integrators. These independent MSPs then sell the applications they develop on the Magic xpa or AppBuilder application platforms to end-users. In some regions, especially in Asia-Pacific, Eastern Europe, Spain, Italy, South America and a few countries in the Mediterranean area, we sell our products through a broad channel network, including independent regional distributers. We are dependent upon the acceptance of our products by our MSPs and independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling competitive products. Our MSPs may not continue to use our technology to develop and sell solutions to end-user. Similarly, our independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by a decline in the number of MSPs utilizing our technology and by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors. If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional services. Our software licenses revenues include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services increases as a percentage of our total revenues, our gross profit margins may decline in the future.

Our success depends in part upon the senior members of our management team, and our inability to attract and retain them or attract suitable replacements could have a negative effect on our ability to operate our business.

We are dependent on the senior members of our management team. We do not maintain key man life insurance for any of the senior members of our management team. Competition for senior management in our industry is intense, and we may not be able to retain our senior management personnel or attract and retain new senior management personnel in the future. The loss of one or more members of our senior management team could have a negative effect on our ability to attract and retain customers, execute our business strategy and otherwise operate our business, which could reduce our revenues, increase our expenses and reduce our profitability.

We may encounter difficulties with our international operations and sales which could adversely affect our business, results of operations and financial condition.

While our principal executive offices are located in Israel, 93%, 91% and 83% of our sales in the years ended December 31, 2011, 2012 and 2013, respectively, were generated in other regions and countries including, but not limited to the United States, Europe, Japan, Asia-Pacific, India and South Africa. Our success in becoming a stronger competitor in the sale of application platforms, integration solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2011, 2012 and 2013, over 46%, 49% and 51% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan and Asia-Pacific, Israel, the United Kingdom and South Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

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

Our customers typically use our technologies to develop and deploy as well as to integrate applications that are critical to their businesses. As a result, the licensing and implementation of our technologies generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle, which generally ranges from three to eighteen months, can be further extended for sales made through third party distributors. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

Our products may contain defects that may be costly to correct, delay their market acceptance and expose us to difficulties in the collection of receivables and to litigation.

Despite our regular quality assurance testing, as well as testing performed by our partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our MSPs, system integrators and enterprises over which we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

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

Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

The recognition of our revenue depends on, among other things, the terms negotiated in our contracts with our customers. Our personnel may act outside of their authority and negotiate additional terms without our knowledge. We have implemented policies to help prevent and discourage such conduct, but there can be no assurance that such policies will be followed. For instance, in the event that our sales personnel negotiate terms that do not appear in the contract and of which we are unaware, whether such additional terms are written or verbal, we could be prevented from recognizing revenue in accordance with our plans. Furthermore, depending on when we learn of unauthorized actions and the size of the transactions involved, we may have to restate revenue for a previously reported period, which would seriously harm our business, operating results and financial condition.

Because we are controlled by Formula Systems (1985) Ltd. and Asseco Poland S.A., investors will not be able to affect the outcome of shareholder votes.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 19,160,044 or 51.5%, of our outstanding ordinary shares as of February 14, 2014. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 46.3% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law, Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Asseco will be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of external directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. In 2011 and 2012 our share price on the NASDAQ Global Select market declined by 20% and 7%, respectively, while in 2013, our share price increased by 59%. Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

•	Quarterly variations in our operating results;

•	Changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

•	Announcements of technological innovations or new products by us or our competitors;

•	Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in the status of our intellectual property rights;

•	Announcements by third parties of significant claims or proceedings against us;

•	Additions or departures of key personnel;

•	The public’s response to our press releases, our other public announcements and our filings with the SEC and the Israeli Securities Authority;

•	Announcement of dividends;

•	Future sales of our ordinary shares by our directors, officers and significant shareholders;

•	Political and economic conditions, such as a recession or interest rate or currency rate fluctuations or political events;

•	Other events or factors in any of the markets in which we operate, including those resulting from war, incidents of terrorism, natural disasters or responses to such events; and

•	General trends of the stock markets.

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

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on certain estimates of our gross income and gross assets, our intended use of proceeds of this offering, and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2014. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2014 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Material Tax Considerations— United States Federal Income Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

Risks Related to Our Location in Israel

Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

We are organized under the laws of the State of Israel, and our principal executive offices and manufacturing and research and development facilities are located in Israel.  As a result, political, economic and military conditions affecting Israel directly influence us.

Since its establishment in 1948, Israel has been involved in a number of armed conflicts with its Arab neighbors and a state of hostility, varying from time to time in intensity and degree, has continued into 2014. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decrease in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Although these matters have not had any material effect on our business and results of operations to date, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect us in the future. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, financial condition and results of operations.

Furthermore, there are a number of countries and organizations that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries and organizations.  Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business.

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

We are organized in Israel and some of our directors and executive officers reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of some of our executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel.

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

We are organized under Israeli law. The rights and responsibilities of holders of our ordinary shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may also follow home country practice with regard to, the composition of the board of directors, director nomination procedure, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. In addition, as foreign private issuer, we are not required to file quarterly reviewed financial statements. A foreign private issuer that elects to follow a home country practice instead of such requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We were organized under the laws of the State of Israel in 1983 as Mashov Software Export (1983) Ltd. We changed our name to Magic Software Enterprises Ltd. and completed our initial public offering on the NASDAQ in 1991. We completed the dual-listing of our shares for trading on the Tel Aviv Stock Exchange in 2000. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or-Yehuda 60218, Israel, and our telephone number is +972-3-538-9292. Our U.S. subsidiary, Magic Software Enterprises Inc., is located at 24422 Avenida de la Carlota, Laguna Hills, CA 92653. Our website address is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

We are a global provider of proprietary application development and business process integration software solutions and related professional services, and a vendor of IT outsourcing services. Our software is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT outsourcing services, we offer a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. We have approximately 1,300 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Through a two-step acquisition in 2011, we acquired 100% of the shares of our South African distributor, Magix Integration. Magix Integration specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa.

In May 2011, we acquired 95% of Complete Business Solutions Ltd. and 100% of Complete Information Technology Ltd., both Israeli companies. The two companies are prominent software solution providers and leading Business Partners of SAP with many years of experience in distributing and implementing SAP Business One ERP Software. In December 2013, for no additional cash consideration, we increased our ownership interest in the shares of Complete Business Solutions to 96.3% following the merger of Complete Information Technology Ltd. into Complete Business Solutions.

In December 2011, we acquired the AppBuilder activity of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

In May 2012, we launched a major company-wide rebranding, including a new logo and tagline and a restyled website. We renamed our products to bring them both under the Magic brand and to show that they both run on the same technology stack. uniPaaS was renamed Magic xpa Application Platform and iBOLT was renamed Magic xpi Integration Platform.

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd. This group, is an Israel-based software and systems development house that specializes in a broad range of advanced IT and communications services and solutions with proven experience and successful implementation of many projects in a variety of advanced technologies in the U.S., Europe and Israel. We and the other shareholders hold mutual put and call options, for the remaining 20% interest in the group.

In May 2013, our subsidiary, Comm-Technology Solutions Ltd., acquired Dario Solutions IT Ltd. and Valinor Ltd., both incorporated in Israel, for a total consideration of $5.4 million, of which $2.3 million is contingently payable upon the acquired business meeting certain operational targets in 2013, 2014 and 2015.

Dario provides software integration and advanced IT solutions for large and mid- range customers in Israel. Dario, a Microsoft Gold Level Partner, provides integration services with respect to Microsoft products. Dario's customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, telecom and construction companies and hi-tech firms. Dario specializes in virtualization and private cloud, server based computing, storage area networks, multiple users system management and mobile solutions.

Valinor specializes in project and product consultation, installation and implementation of databases and employs a wide range of information system architects, including data base system architects, or DBAs, who have expertise in database management. Valinor assists its customers in finding creative and effective solutions, including development, conversion, upgrade and installation of complex database systems that handle large amounts of information.  As a Microsoft Certified Partner and an Oracle Gold Level Partner, Valinor collaborates with both of these major software providers and is involved in different projects in Israel and internationally. Valinor’s DBA employees assist Microsoft in developing SQL Server based databases and provides database consultations for strategic partners. Valinor customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, communications companies and hi-tech firms

On October 15, 2013 we announced the availability of new offline capabilities for Magic xpa and the launch of our Enterprise Mobility Solution that provides businesses with a holistic solution to address their critical enterprise mobility requirements. Our Enterprise Mobility Solution combines our enhanced application and integration platforms, mobile device management, or MDM, tools (based on a white label distribution agreement with SOTI, a leading provider of MDM solutions) and new mobile-oriented professional services. Our Enterprise Mobility Solution provides everything businesses need to deliver successful enterprise-grade business apps including: (i) secure and reliable access to real-time enterprise data; (ii) seamless natural user experiences enabled by native apps that can take full advantage of embedded device capabilities and third-party add-ons; (iii) fast time-to-market; (iv) full security at data, user, device and application levels; and (v), comprehensive management capabilities. We also offer professional services for every stage in the mobile app lifecycle. We believe that by offering a comprehensive solution, we can increase the attractiveness and competitiveness of our Enterprise Mobility Solution to enterprises looking to deploy mobile applications.

On October 31, 2013, we announced major enhancements to our Magic xpi Integration Platform, the adoption of an In-Memory Data Grid, or IMDG, architecture and new off-the-shelf certified adapters optimized for Sugar CRM, Sage ERP and SYSPRO applications. With core enterprise systems in place, organizations of all sizes are looking to business process integration and automation to increase operational efficiency, competitiveness and innovation. Our new IMDG-based architecture offers: (i) cost-effective elastic scalability, (ii) built-in clustering and failover capabilities (the capability to switch to a redundant or standby computer server, system, hardware component or network upon a failure) that support enterprise needs for business continuity, and (iii) faster processing and increased transaction loads spurred by new mobile, cloud and big data use cases. Our expanded library of off-the-shelf adapters, which includes native adapters for Oracle JD Edwards Enterprise One, JD Edwards World, SAP, IBM Lotus Notes, Microsoft Dynamics, Microsoft SharePoint and Salesforce, along with over 60 built-in technology adapters, facilitates use in a broad range of integration scenarios, meeting the needs of a wide range of potential customers and increasing return on investment.

In November 2013, we acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel from KBR, Inc. (NYSE: KBR). With a 60-year history, this division, now known as Allstates Consulting Services LLC brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies. The acquisition of the enterprise division of Allstates Technical Services, LLC broadens our existing U.S. footprint and adds leading Fortune 500 companies to our customer base. We believe that this acquisition will become an important contributor to our future growth.

Our capital expenditures for the years ended December 31, 2011, 2012 and 2013, were approximately $0.5 million in each year. These expenditures were principally for network equipment and computers, furniture and office equipment and leasehold improvements.

B.	Business Overview

Industry Overview

The global enterprise IT market was approximately $3.7 trillion in 2013 (Gartner, Forecast: IT Spending, Worldwide, 4Q13 Update, December 2013) and consists of five primary components including telecommunication services, IT services, devices, software and data center systems. After telecommunication services, IT services represented the second biggest share of global IT spending with $922 billion (Gartner, Forecast: IT Services, 2011-2017, 4Q13 Update, December 2013), or 24% of the total market opportunity, respectively. The enterprise application development portion of the software segment is comprised of development tools, methodologies, practices, frameworks and languages used to deliver enterprise software. In recent years, the number of available enterprise applications has grown significantly which has led information system complexity within many organizations to a level that has obstructed business progress and evolution, reduced business agility and led to significantly higher costs. We believe this complexity will continue to increase in the future. Although it is not unusual for organizations to operate multiple applications, systems and platforms that were created utilizing disparate programming languages, the complexity of these environments typically reduces an organization's operating flexibility, hinders decision-making processes and leads to costly inefficiencies and redundancies. When organizations seek to swiftly change, update and upgrade IT assets to support new business processes or to cope with changes in business and regulatory environments, they often find that the introduction and integration of new or upgraded business applications is more complex than expected, requires significant implementation resources, takes a long time to implement and is costly. The proliferation of smartphones and mobile platforms necessitates device-independent and future-proof business solutions for fast, simple, and cost-effective mobile deployment. In addition, new cloud computing technologies present enterprises with an opportunity to realize greater agility and meaningful cost savings to businesses, creating a growing need for further changes to enterprises' IT applications and systems.

The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. While application development for traditional platforms is a well-established and mature market which is expected to grow globally from $9.4 billion in 2013 to $10.8 billion in 2017 (Gartner, Enterprise Software Markets, Worldwide, 2010 - 2017, 4Q13 Update, December 2013), emerging mobile applications, systems and devices are transforming the application development space rapidly. The application development for mobile platforms is expected to grow from $1.4 billion in 2013 to $4.8 billion in 2017, reflecting a compounded annual growth rate of 36.7% (IDC, Worldwide Mobile Enterprise Application Development Platform 2013 - 2017 Forecast and 2012 Vendor Shares, November 2013).

We have identified the following trends in the application development market:

•	Increasingly complex business integration: In recent years, enterprises operate multiple applications and platforms, using various programming languages, resulting in complex enterprise information systems. Such systems and the ability to swiftly change, update, and upgrade them to support new business processes are crucial to the enterprise's ability to cope with changes in the business, economic and regulatory environment. However, the introduction and integration of new business applications is complex, requires significant time and human resources and entails significant and often unpredicted costs. Therefore, enterprises are in need of solutions that will facilitate the rapid and seamless deployment of business applications.

•	Reusing IT assets/enterprise applications: In an increasingly dynamic technology, business and economic environment, organizations face mounting pressure to continue to leverage their large IT investments in enterprise applications, such as ERP and CRM, while increasing their ability to change business processes and support new ones. Tools to support lightweight yet rapid, iterative and modular development methodologies, reusable architectures and application life-cycle management are primary drivers for spending on application development worldwide.

•	Enterprise mobility: With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprise users now expect instant access to real-time information, a rich user experience, seamless integration with various enterprise systems and support to multiple mobile devices. As such, enterprises need to be able to develop device-independent and robust business solutions for fast and cost-effective mobile deployment.

•	Cloud, Platform-as-a-Service and Software-as-a-Service: Cloud, Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) are each becoming a well-established phenomenon in some areas of enterprise IT. Cloud-hosted applications continue to grow as alternatives to internally managed systems as they deliver greater agility and meaningful cost savings to businesses. In addition, fast time-to-deployment, low cost-of-entry, and adoption of pay-as-you-go models drive growing adoption of SaaS applications. In turn, Application PaaS allows for higher efficiency for developing SaaS applications and provides employment and management capabilities. With more SaaS deployments, the need for integration tools that bridge the cloud apps with on-premise application increases.

•	Big Data: The amount of digital information that is being generated by enterprises each year, across a number of diverse data sources and formats, is growing rapidly. Enterprises are required to retain, process and analyze data to attain meaningful insights and gain competitive advantages, and therefore require versatile and flexible tools in order to quickly and reliably process these increasingly large amounts of data.

IT professional services, which represent a $922 billion dollar market worldwide (Gartner, Forecast: IT Services, 2011-2017, 4Q13 Update, December 2013), comprise a broad array of specific segments such as infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services, in which we operate. In addition, IT professional services include quality assurance, product engineering services and process consulting. The global technology consulting, commercial/custom application services, application outsourcing and infrastructure software support markets are estimated by Gartner at approximately $300 billion (Gartner, Forecast: IT Services, 2011-2017, 4Q13 Update, December 2013).

The global information technology service industry is undergoing a slow but profound transition, with some key trends that have accelerated recently. Growing demand for mobile and cloud based applications as well as Big Data solutions also entails more complex IT development and integration projects which management and implementation require a higher level of expertise, In addition, the typical project-based models of IT consulting has been gradually shifting towards software and technology-driven solutions that can be embedded into clients' systems, providing ongoing engagement services. This transition has been accentuated by an underlying change in IT services sourcing processes: the need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

Business Overview

Our software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our products solutions, enterprises and independent software vendors who we refer to as Magic Software Providers, or MSPs, can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint or other eco-systems. As such, we enjoy a well diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, industrial companies, public institutions and international agencies.

Our IT services offerings consist of a variety of professional services:

•	Infrastructure design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services.

•	Application development - development of on-premise, mobile and cloud applications.

•	Technology consulting, planning and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transactions systems.

•	Support services - technical support services through local customer support centers around the world and online customer support centers.

•	Staffing services to a wide variety of companies - staffing services for technical personnel to supplement the in-house capabilities of our customers.

We have developed particular expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allow us to deliver comprehensive, value add services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

General

Our products enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Our software solutions and professional services empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery, integration and mobilization of business applications, systems and databases. Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIAs and SaaS. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Our technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our Magic xpi and Magic xpa solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

An increasing number of our customers and partners across various markets and industries around the globe are using Magic solutions to develop and deploy mobile enterprise applications. Some examples include:

•	South African-based Nictus Ltd. chose our Enterprise Mobility Solution to create integrated mobile applications for thousands of its financial services employees and customers that will combine relevant data and processes from its custom CRM and Sage Accpac ERP applications.

•	U.S.-based Millennium MusicMedia selected our Enterprise Mobility Solution to create a cross-channel SaaS-based business application which tracks the digital assets and royalties of subscribers, including independent artists, writers, producers and publishers, from desktop, iOS or Android devices.

•	Germany’s Rummel Matratzen used the Magic xpa Application Platform to create and deploy an iPad application for its sales team.

•	BNP Real Estate, a subsidiary of French bank BNP Paribas that operates in all areas of the real estate business, upgraded and mobilized its key sales application using the Magic xpa Application Platform.

•	U.K.-based Cape plc developed a fully certified mobile solution designed to allow construction site managers to access integrated data from a wide range of enterprise systems and multiple databases, all on a single screen on their mobile device.

•	U.S.-based Dove Tree Canyon Software developed a RIA-based solution for deploying its next-generation warehouse management software over mobile devices. Having used our technology to successfully deploy an application on Windows Mobile devices, Dove Tree turned to Magic xpa Application Platform to implement its decision to support iOS and Android tablets.

•	The Swiss branch of SAGE, a leading vendor of integrated and innovative financial software, mobilized its Prospero suite of financial solutions for portfolio managers, brokers, traders, and other financial professionals using our Enterprise Mobility Solution.

•	WellMark LLC, a U.S.-based manufacturer of liquid and pneumatic controls and valves for the oil and gas industry, developed and deployed iPhone and iPad mobile business applications designed to allow users to access pricing, in-house and remote warehouse inventory status and customer status information.

•	BKB GrainCo, a South African leader in the trading, storage, and milling of grain commodities, deployed mobile enterprise apps on mobile devices running on the BlackBerry platform. Android and iOS versions are currently being developed.

•	KDDI, a leading Japan-based telecom company, used our technology as the back-end integration engine for its new service connecting Salesforce.com with Android smartphones.

We continue to build on existing strategic partnerships that include Oracle JD Edwards, SAP, Salesforce.com, IBM and Microsoft to enhance our mobile and integration offerings.

In October 2012, we joined the Samsung Enterprise Alliance Program as a Silver Partner. The Samsung Enterprise Alliance Program is an enterprise mobility ecosystem targeted to leading independent software vendors and system integrators providing differentiated and unique solutions that enhance Samsung’s offerings to its enterprise customers. By joining forces with this world-leading smartphone and tablet vendor, our direct local sales representatives have access to Samsung’s global and local sales, marketing, and technical expertise, positioning us well to penetrate the large and fast-growing enterprise mobility market.

In July 2013, we also established a partnership with Soti, a leading provider of MDM solutions to distribute their products as part of our Enterprise Mobility Solution.

In September 2013, we initiated a technology partnership with GigaSpaces Technologies, a pioneer provider of In-Memory Computing technology for deployment, management and scaling of mission-critical applications. By combining our technologies, we assist our customers in becoming cloud-ready and enjoying the benefits of high performance, scalability and availability that can be achieved with in-memory computing technology, all with a seamless migration effort and virtually no learning curve. Since the announcement, we have implemented IMDG architecture in our Magic xpi Integration Platform.

In October 2013, we partnered with Sugar CRM, a growing cloud and on-premise CRM ecosystem and Sage, a popular provider of ERP and other business systems to small and medium business, enabling us to provide pre-built connectors for quick and reliable integration with these applications.

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

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform delivers fast and simple integration and orchestration of business processes and applications.

Magic xpa Application Platform

Magic xpa Application Platform, our metadata driven application platform, provides a simple, code-free and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business app that employ the latest advanced functionalities and technologies. The Magic xpa Application Platform, formerly named uniPaaS, was first released in 2008 and is an evolution of our original eDeveloper product, a graphical, rules-based and event-driven framework that offered a pre-compiled engine for database business tasks and a wide variety of generic runtime services and functions which was released in 2001.

We have continually enhanced our xpa application platform to respond to major market trends such as the growing demand for cloud based offerings including RIAs, mobile applications and SaaS. Accordingly, we have added new functionalities and extensions to our application platform, with the objective of enabling the development of RIAs, SaaS, mobile and cloud enabled applications. SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIAs. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. Our Magic xpa Application Platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and modify these choices as the situation requires. Enterprises can use cloud based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases and is interoperable with .NET and Java technologies.

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in increased cost savings through fast and easy implementation and reduced project risk.

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

In June 2012, we released additional clients for iOS and Android platforms. Our mobile offering successfully addresses even the most complex work flow scenarios, such as deployment of multiple core enterprise applications across multiple back-end systems, and targets the a wide range of smartphones, without compromising functionality or security. This versatile solution enables smartphone users not only to access a vast array of mobile applications, but also to perform many business tasks, such as securely accessing ERP, CRM, or human resource systems, in real-time and from any location, with the user-friendly experience of their mobile phone.

In October 2013, we released an upgrade to our mobile offering that includes complete off-line capabilities such as disconnected operation, offline SQL database support, offline file storage and unlimited sync scenario support. This new offering enables customers dealing with mobile solutions in rural areas, underground facilities or areas without network coverage to continue use their mobile solutions, without disruption. During October 2013, we also announced the release of our End-to-End Enterprise Mobility Solution that packages Magic xpa, Magic xpi, MDM tools (from SOTI under a white label distribution agreement), and mobility related professional services to provide customers with a holistic solution to address all critical enterprise mobility requirements.

Our Magic xpa Application Platform was acknowledged in Gartner’s 2013 Magic Quadrant for On-Premise Application Platform as “gaining in popularity versus Java as enterprises seek to exploit new technologies to improve developer productivity.”

Magic’s Enterprise Mobility Solution received the 2013 Shining Star Award for Enterprise Application Development from Mobile Village and also received Developer Week’s 2014 Top Innovator Award for Mobile Development.

AppBuilder Application Platform

AppBuilder, a platform we acquired in December 2011, is a development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

AppBuilder follows the 4GL development paradigm to help enterprises focus on the business needs and definition and overlook technical hurdles. AppBuilder developers define the business roles and prior to deployment the code is generated from the development environment to the required run time environment. Several large MSPs have utilized AppBuilder to build state of the art applications that are deployed through many large customers.

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

Magic xpi Integration Platform

Our Magic xpi integration platform (formerly branded iBOLT) is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management, or BPM, and SOA infrastructure. Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability and customer satisfaction.

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, we released Magic xpi 3.2 and since then we have continued to develop the Magic xpi channel. We entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. We also offer special editions of Magic xpi targeted at specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft Sharepoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In January 2013, our Magic xpi Integration Platform received the CIO Choice 2013 Honor and Recognition Title for Enterprise Application Integration Software. The highly competitive CIO Choice program recognizes worldwide vendors that use innovative technology to deliver competitive advantages and enable business growth.

In April 2013, we released Magic xpi 4.0, a significant major release that provides new capabilities in the areas of high availability, scalability and fault-tolerance for enterprise integration solutions. The architecture for Magic xpi 4.0 is based on IMDG technology, enabling very high-availability and performance, while preserving our easy-to-use and simplicity tradition and allowing existing integration projects to migrate seamlessly to the new release.

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

Our Strategy

Our goal is to continue our profitable and cash generative growth within our software solutions and professional services markets. We plan to achieve this goal by focusing on the following principles:

Expand sales to existing customers. We intend to capitalize on the opportunity to more effectively cross-sell solutions and services across our existing customer base. In addition to selling complementary software solutions to customers that already use our development application solutions, we believe our strong customer, MSP and partner relationships and execution track record position us to successfully grow our revenues by delivering complementary development and integration tools from our product offering to our existing IT services customers and by delivering IT services to our existing application development customer base.

Capitalize on opportunities created by new technological trends. We believe that emerging industry trends such as mobile applications, cloud applications, SaaS and big data will require our enterprise customers and partners to continue and upgrade existing systems and to integrate their current infrastructure with new mobile and cloud applications or with new big data management solutions. We intend to market the capabilities of our software solutions and professional services offerings to customers that are currently impacted or will potentially be impacted by the increased complexity resulting from these trends. For instance, we intend to promote Magic xpa through Rich Internet Applications (RIAs).

Grow our customer base through new offerings. We plan to grow our business by attracting new ISV enterprise customers with new technology offerings and new professional services through our already established expertise in the areas of mobile technologies and projects, cloud applications, SaaS and Big Data solutions, and integration solutions. Due to our track record in these industry segments, we believe we are well positioned to develop and offer new application development and integration solutions that will enable us to attract new clients. In addition, we believe our familiarity with these verticals will allow us to differentiate our IT services offering and grow our market share in this vertical as well.

Provide new solutions to new ecosystems. We expect the same industry trends of mobile, cloud, SaaS and big data to lead to the creation of additional enterprise applications ecosystems. We intend to continue to develop new solutions that will allow us to form new partnerships, which in turn will grow our revenues. We also intend to focus on recruiting OEM partners that will incorporate our Magic xpi integration technology into their product offerings.

Acquire complementary businesses. As part of our growth strategy, we will continue to seek and evaluate opportunities to grow through acquisitions of companies with complementary software solutions, technologies and related intellectual property, augmenting integration and services capabilities, additional distribution channels or market share. We have strict acquisition policy pursuant to which we only pursue acquisitions in cases we identify as having a clear business opportunity and a clear path to revenue growth. In addition, we only pursue acquisitions which we believe entail low integration and operational risk as a result of our internal familiarity with the target or the industry in which it operates, through our network of MSPs, system integrators, distributors, resellers, and consulting and OEM partners. We intend to balance any investments in such acquisitions with investments in our existing business and our policy of returning value to shareholders in the form of dividends.

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

During 2013, we continued to release new capabilities and features for Magic xpa 2.x and maintenance releases for Magic xpi. In addition, in response to significant market demand, in October 2013 we released our new off-line capabilities for the development and deployment of mobile enterprise applications that enables our customers to build solutions that can work while not connected to the internet, and continue and provide the same level of interactivity and functionality as when connected. Such off-line capabilities were identified as critical for successful deployment of mobile solutions in many business scenarios, including areas with limited network coverage and underground facilities.

In April 2013, a new major release of Magic xpi, Magic xpi 4.0 was launched. This new release is based on IMDG technologies and enables our customers to deploy highly-available, scalable and fault-tolerant integration solutions at a fraction of the cost and complexity of comparable solutions.

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Magic xpi and Enterprise Mobility projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Customer Support. We believe that a high level of customer support is important to the successful marketing and sale of our products. Our in-house technical support group provides training and post-sale support. We believe that effective technical support during product evaluation as well as after the sale has substantially contributed to product acceptance and customer satisfaction and will continue to do so in the future.

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

IT Strategic Consulting and Staffing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Our wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, and the Comm-IT Group provide advanced IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our clients. Our approach is to make available a broad range of technical personnel to meet the requirements of our clients rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and other IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our client list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our clients by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our clients’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2011	2012	2013
	(In thousands)
Software sales	$23,110	$23,684	$23,254
Maintenance and technical support	16,751	22,384	22,685
Consulting services	73,467	80,312	99,019
Total revenues	$113,328	$126,380	$144,958

	Year ended December 31,
	2011	2012	2013
	(In thousands)
Israel	$7,982	$11,561	$24,006
Europe	24,351	29,139	31,386
United States.	60,727	64,591	70,872
Japan	12,111	12,661	11,965
Other	8,157	8,428	6,729
Total revenues	$113,328	$126,380	$144,958

Our Magic xpa, Magic xpi and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple clients, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following:

Able B.V

adidas Canada

Adecco Nederland

Agricultural Bank of China

Allstate Life Insurance

ATLAS Grupo Financiero

Seguros y Fianzas

AutoScout24

Aviapartner

Auchan

Banco Caminos

Bank Leumi

BNP Paribas

BSkyB

CBIA

CCV

Çelebi Ground Handling Inc.

Club Med

Electra

Ekro

Euroclear

Factory Master

Finanz Informatik

Franken Brunnen

Fujitsu Marketing

Fujitsu-ten

Gakken

GE Capital

GGD Amsterdam

Grange Life Company

Groupe Flo

Grupo Inversionistas en

Autotransportes Mexicanos

Hebrew University of Jerusalem

HONDA

Hitachi Systems

Immobilier

ING Commercial Finance Industry

Industrial Bank of Korea

Invitel

ISS

Lekkerland Nederland BV

Menzies (John Menzies plc)

Nagarjuna Fertilizers & Chemicals ltd.

Japan Chamber of Commerce Lloyds Bank

Nespresso

Newrest

NextiraOne

Nintendo

Phoenix Pharma

RDC Datacentrum

Rosenbauer

Staff Development Management Systems

(SDMS Ltd)

SECOM Trust Systems

Sodiaal

Stallergenes

Synbra

Tecan

The Himalaya Drug Company

TOA

Total

Temenos

Vinci

Volvo Brazil

Sales, Marketing and Distribution

We market, sell and support our products through our own global offices and marketing department, as well as through a broad global channel-network of MSPs, system integrators, value-added distributors and resellers, and OEM and consulting partners. Our sales force is based in our regional offices in the United States, Japan, Germany, United Kingdom, Netherlands, France, Hungary, South Africa, India and Israel, and through regional distributors elsewhere. Our sales network is present in about 50 countries worldwide.

Direct Sales. For Magic xpa, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi is mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2013, we had approximately 136 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales. We maintain an indirect sales channel for Magic xpi, through our ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for Magic xpa and AppBuilder through MSPs and system integrators, who use our application and integration platforms to develop and deploy different applications for sale to their end-user customers.

Distributors. In general, we distribute our products through regional non-exclusive distributors in those countries where we do not have a sales office. A regional distributor is typically a software marketing organization with the capability to add value with consulting, training and support. Distributors that are also MSPs are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and client support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

VARs. In general, we resell our products through VARs that extend their capabilities with our offerings. These include SAP VARs.

Global Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our solutions offerings. Among our activities, we focus on online marketing, including a content-rich website available in eight foreign languages, social networks communication, search engine optimization, on-line advertising, lead generation campaigns, public relations, case studies, blogs, industry analyst relations, attendance at conferences and trade shows and lead generation campaigns around key professional white papers and webinars. We conduct distributor and user conferences to update our worldwide affiliates and user base on our new product offerings, marketing and promotional activities, pricing, best practices, technical information and other information. In 2012, we expanded our Facebook, Twitter, You Tube channel and LinkedIn communities, which now include thousands of loyal and active followers.

In light of the increased impact of cloud and enterprise mobility technologies on the IT landscape, in 2011 we commenced a strategic marketing repositioning initiative that led to a complete rebranding of our products’ look, feel and naming (to emphasize that our products belong to the same technology stack), messaging, as well as a refined definition of our market positioning, value proposition and corporate values. In June 2012, we launched the new branding after we completed the strategic repositioning and designed a fresh and dynamic new logo, a new corporate tagline as well as fully re-written web site in English and seven other languages. To expand our community of developers and reach out to new audiences around the world, we run an ongoing introductory campaign, which offers Magic xpa Single User Edition as a freely downloadable product. Magic xpa Single User Edition is an ideal gateway for new developers who want to join Magic Software’s global community and take advantage of new opportunities as their businesses grow. Thousands of developers around the world have downloaded, learned and used Magic xpa Single User Edition, and we are confident that this campaign will increase their understanding, awareness and adoption of our application platform.

In 2013, we implemented the Salesforce.com CRM platform globally and are now able to connect all our lead generation campaigns with our sales pipeline management. With this new CRM system in place, we have aligned all our local offices to work according to the same global sales and marketing processes. In 2014, we will implement an integration project of our Salesforce and SAP systems using our own integration platform Magic xpi. Rollout is planned for June 2014.

Competition

The markets for our Enterprise Mobility Solution, and Magic xpa and Magic xpi platforms are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, mergers and acquisitions, and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to continue to intensify. The growth of the SaaS and mobile markets increases the competition in these areas. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to our direct competitors and other players.

With Magic xpa, we compete in the application platform, SOA architecture and enterprise mobility markets.  Among our current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase and Antenna Software/Pegasystems. With Magic xpi, we compete in the integration platform market. Among our current competitors are IBM, Informatica, TIBCO, and Software AG.

There are several similar products in the market utilizing the model driven architecture, or MDA, approach utilized by AppBuilder. The market for this type of platform is highly competitive. Companies such as CA and IBM have tools that compete directly with AppBuilder. Furthermore, new development paradigms have become very popular in IT software development and developers today have many alternatives.

Additional competitors may enter each of our markets at any time. Moreover, our customers may choose to develop internally the functionality and capabilities our current product line offers them and therefore they may also compete with us.

Our goal is to maintain our technological advantages, time to market and worldwide sales and distribution network. We believe that the principal competitive factors affecting the market for our products include developer productivity, rapid results, product functionality, performance, reliability, scalability, portability, interoperability, ease-of-use, demonstrable economic benefits for developers and users relative to cost, quality of customer support and documentation, ease of installation, vendor reputation and experience, financial stability as well as intuitive and out-of-the-box solutions to extend the capabilities of ERP, CRM and other application vendors for enterprise integration.

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

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 46.3% interest in our controlling shareholder, Formula Systems (1985) Ltd., an Israeli publicly-traded company (NASDAQ: FORTY). As of February 18, 2014, Formula Systems beneficially owned 51.5% of our outstanding ordinary shares. Formula Systems is an international holding company principally engaged, through its subsidiaries, in providing IT software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries as of December 31, 2013:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Fusion Solutions LLC.	Delaware	100%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	96.3%
AppBuilder Solutions UK	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	80%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	51%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Pilat Europe Ltd	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
BridgeQuest Labs, Inc.	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 39,321 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We pay an aggregate annual rent of $0.4 million for the facilities under a lease agreement expiring in December 2014. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; and Israel. The aggregate annual cost for such facilities was $1.9 million in the year ended December 31, 2013.

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

Background

We were organized under the laws of Israel in February 1983 and began operations in 1986. Our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, or TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-100 Index.

Overview

We develop market, sell and support application platforms and business and process integration solutions. We have 25 active wholly-owned subsidiaries in the United States, Europe, Asia, South Africa and Israel. Our subsidiaries are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and six of our subsidiaries provide a broad range of advanced IT consulting and staffing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprise software companies worldwide to produce and integrate their business applications. Our application platforms, Magic xpa and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also refer to these MSPs as Magic service providers, or MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi technology for business integration to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

Strategy and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, RIAs and cloud computing. This transition appears to be progressing as we expected. We believe that our technology will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, dependence on a limited number of core product families and services, competition, ability to realize benefits from business acquisitions, dependence on a key customer for a significant percentage of our revenues and changes in the mix of revenues generated by different revenue elements affect our gross margins and profitability. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi and AppBuilder brands and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Competition

We compete with other companies in the areas of application platforms, business integration and business process management, and in the applications and services markets in which we operate. The growth of the SaaS and Enterprise Mobility market has increased the competition in these areas. We expect that such competition will continue to increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

We also compete with other companies in the technical IT consulting and staffing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through four of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential clients with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on a key customer for our principal IT professional services subsidiary

The revenues in one of our principal IT professional services subsidiaries are dependent upon Ericsson, which is currently our largest customer, accounting for 25%, 19% and 13% of our total revenues for the years ended December 31, 2011, 2012 and 2013, respectively. We do not know if, or for how much longer, Ericsson will continue to utilize the IT professional services of such subsidiary. A significant decrease in revenues from Ericsson may adversely affect our business, results of operations and financial condition.

Revenue Mix

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from other IT professional services. Our software licenses revenues include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services increases as a percentage of our total revenues, our gross profit margins may decline in the future.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent and future business acquisitions.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution provider and a Business Partner of SAP; (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; and (vii) the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, We may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

•	If we acquire another business, we may face difficulties, including: Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

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

The following table sets forth for the periods indicated, depreciation or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2009	2010	2011	2012	2013
New Israeli Shekel	0.7%	6.4%	(7.1)%	2.3%	7.0%
Euro	3.5%	(7.4)%	(3.2)%	2.0%	4.3%
Japanese Yen	(1.4%)	13.4%	5.0%	(11.2)%	(22.1)%
British Pound	10.9%	(4.4)%	(0.4)%	4.6%	1.9%
Israeli Consumer Price Index	4.0%	2.6%	2.2%	1.6%	1.8%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2011, 2012 and 2013.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)

2011
Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611
Operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

2012
Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972
Operating income (loss)	$14,913	$5,514	$(4,019)	$16,408

2013
Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,832
Operating income (loss)	$14,290	$8,658	$(3,821)	$19,127

Explanation of Key Income Statement Items

Revenues. Revenues are derived from sales of software licenses (proprietary and non-proprietary), related professional services, maintenance and technical support and other IT professional services, which include IT consulting and staffing services. Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

Cost of Revenues. Cost of revenues for software sales consist primarily of software production costs, royalties and licenses payable to third parties, as well as amortization of capitalized and acquired software costs. Cost of revenues for maintenance and technical support and professional services consists primarily of personnel expenses, subcontracting and other related costs. Cost of revenues for software sales is affected by changes in the mix of products sold; price competition; sales discounts; fluctuation of exchange rates; and increases in labor costs. Service gross margin may be impacted by various factors such as the change in mix between technical support services and advanced IT professional services, the timing of technical support service contract initiations and renewals and the timing of our strategic investments in headcount and resources to support this business.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31
	2011	2012	2013
	(U.S. dollars in thousands)
Gross research and development costs	$7,269	$7,916	$8,419
Less capitalized software development costs	(5,222)	(4,969)	(4,713)
Research and development expenses, net	$2,047	$2,947	$3,706

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2011	2012	2013
Revenues:
Software	20.4%	18.8%	16.0%
Maintenance and technical support	14.8	17.7	15.7
Consulting services	64.8	63.5	68.3
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	5.1	5.9	4.6
Maintenance and technical support	2.0	2.6	2.1
Consulting services	52.3	49.6	52.6
Total cost of revenues	59.4	58.1	59.3
Gross profit	40.6	41.9	40.7
Operating costs and expenses:
Research and development, net	1.8	2.3	2.6
Selling and marketing,	17.8	18.2	15.9
General and administrative	8.1	8.4	9.0
Total operating expenses, net	27.7	28.9	27.5
Operating income	12.9	13.0	13.2
Financial income (expenses), net	0.2	-	0.5
Other income, net	0.1	0.1	0.0
Income before taxes on income	13.2	13.1	12.7
Tax benefit (taxes on income)	0.2	(0.1)	(1.0)
Net income attributable to non-controlling interests	(0.1)	(0.2)	(0.7)
Net income attributable to Magic’s shareholders	13.3	12.8	11.0

Year Ended December 31, 2013 Compared With Year Ended December 31, 2012

Revenues. Revenues in 2013 increased by 14.7% from $126.4 million in 2012 to $145.0 million in 2013. Revenues from the software services business segment increased by 3.1% from $65.4 million in 2012 to $67.5 million in 2013 primarily attributable to an increase in our project activity which was partially offset by the negative impact of the devaluation of the Japanese Yen against the U.S. dollar. Revenues from the IT professional services business segment increased by 27% from $61.0 million in 2012 to $77.5 million in 2013 primarily attributable to increased demand for our professional services and to the inclusion of the professional services revenues of the Comm-IT Group for a full year.

Revenues from sales of software licenses decreased by 3.6% from $18.7 million in 2012 to $18.0 million in 2013. The decrease in sales of licenses was primarily attributable to the devaluation of the Japanese Yen versus the U.S. dollar, having a negative impact of approximately $1.6 million, which was partially offset by the appreciation of the euro versus the U.S. dollar, having a positive impact of approximately $ 0.2 million.

Revenues from sales of applications increased by 5% from $5.0 million in 2012 to $5.2 million in 2013. The increase in sales of applications was primarily attributable to of our consolidating the results of operations of Pilat (North America) and Pilat Europe for the first time in 2013, which was partially offset by a decrease in sales of third party software and by the negative impact attributable to the devaluation of the Japanese Yen versus the U.S. dollar.

Revenues from maintenance and technical support increased by 1.3% from $22.4 million in 2012 to $22.7 million in 2013.

Revenues from IT consulting services increased by 23.3% from $80.3 million in 2012 to $99.0 million in 2013. The increase was primarily attributable to the acquisition of the Comm-IT Group in July 2012 and whose operations were included for a full year in 2013) and to the increasing demand for our professional services in Europe, Israel and Japan. Revenues from IT consulting services were positively impacted by the $0.8 million gain attributable to the appreciation of the New Israeli Shekel versus the U.S. dollar that was partially offset by the devaluation of the Japanese Yen versus the U.S. dollar.

The following table presents our revenues by geographical market for the years ended December 31, 2012 and 2013:

	Year ended December 31,
	2012	2013
	(In thousands)
Israel	$11,561	$24,006
Europe	29,139	31,386
United States	64,591	70,872
Japan	12,661	11,965
Other	8,428	6,729
Total revenues	$126,380	$144,958

Cost of Revenues. Cost of revenues increased by 17% from $73.4 million in 2012 to $85.9 million in 2013. Cost of revenues for licenses amounted to approximately $4.4 million in 2012 and 2013. Cost of revenues for applications decreased by 26.9% from $3.0 million in 2012 to $2.2 million in 2013. The decrease in cost of revenues for applications was primarily attributable to the decrease in sales of third party software and by the positive impact attributable to the devaluation of the Japanese Yen against the U.S. dollar.

Cost of revenues for maintenance and technical support decreased by 8.9% from $3.2 million in 2012 to $2.9 million in 2013 primarily attributable to increased operating discipline.

Cost of revenues for IT consulting services increased by 21.7% from $62.7 million in 2012 to $76.3 million in 2013. The increase in cost of revenues for IT consulting services was primarily attributable to the inclusion of the costs of revenues of the Comm-IT Group for a full year and the cost of revenues of Pilat (North America) and Pilat Europe in 2013. Cost of revenues for the years ended December 31, 2012 and 2013 include $16,000 and $11,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Profit. Gross profit in 2012 was 42% compared to gross profit of 41% in 2013.

Research and Development Expenses, Net. Gross research and development costs increased by 6.4% from $7.9 million in 2012 to $8.4 million in 2013. Net research and development expenses increased by 25.8% from $2.9 million in 2012 to $3.7 million in 2013. In 2013, we capitalized $4.7 million of software development costs compared to $5.0 million in 2012. Net research and development costs as a percentage of revenues was 2.6% in 2013 compared to 2.3% in 2012. The increase in research and development costs is primarily attributable to our additional investment in 2013 in our application development and integration platforms and in acquired application products. Research and development expenses for the years ended December 31, 2012 and 2013 include $114,000 and $67,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses amounted to approximately $23.0 million in both 2012 and 2013. Selling and marketing expenses as a percentage of revenues decreased from 18.0% in 2012 to 15.9% in 2013. The decrease in selling and marketing expenses as a percentage of revenues is primarily attributable to our focus on operational discipline, seeking efficiency and cost savings. Selling and marketing expenses for the years ended December 31, 2012 and 2013 include $82,000 and $85,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 24% from $10.6 million in 2012 to $13.2 million in 2013. General and administrative expenses as a percentage of revenues increased to 9.1% in 2013 compared to 8.4% in 2012. The increase in general and administrative expenses is primarily attributable to the acquisitions of subsidiaries consolidated for the entire year for the first time in 2013 and an additional expense of $0.2 million related to the change in valuation of contingent consideration of one of our subsidiaries, partly offset by the decrease in stock-based compensation. General and administrative expenses for the years ended December 31, 2012 and 2013 include $303,000 and $162,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net. We recorded other income, net of $0.1 million in 2012 and nil in 2013. Other income, net in 2012 is attributable to proceeds from the sale of the assets of CarPro Systems Ltd. which we sold in December 2006.

Financial Income (expenses), Net. We recorded financial expenses of nil in 2012 and $0.7 million in 2013. Our financial expense, net in 2013 was primarily attributable to the realized losses mainly on our account receivables recorded due to unfavorable foreign currency exchange rates and acquisition related costs.

Taxes on Income. We recorded taxes on income of $0.1 million in 2012 compared to $1.6 million in 2013. Our taxes on income in 2013 were primarily attributable to current taxes recorded in our subsidiaries due to local tax authorities in Japan, Europe and Israel and to the decrease of our deferred tax assets recorded with respect to utilization of carry-forward tax losses.

Net Income Attributable to our Shareholders. Our net income decreased from $16.2 million in 2012 to $15.9 million in 2013. The decrease in net income was primarily attributable to an approximately $1.0 million increase in amortization of capitalized software and other intangible assets and financial expenses attributable to realized losses mainly on our account receivables recorded due to unfavorable foreign currency exchange rates offset by the increase in our gross profit and operating income.

Year Ended December 31, 2012 Compared With Year Ended December 31, 2011

Revenues. Revenues in 2012 increased by 12% from $113.3 million in 2011 to $126.4 million in 2012. Revenues from the software services business increased by 12.5% from $58.1 million in 2011 to $65.4 million in 2012, primarily due to the inclusion of AppBuilder sales for a full year after the acquisition of this activity in December 2011. Revenues from the IT professional services business increased by 10.5% from $55.2 million in 2011 to $61.0 million in 2012, primarily due to the July 2012 acquisition of Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions.

Revenues from sales of licenses increased by 6% from $17.6 million in 2011 to $18.7 million in 2012. The increase in sales of licenses was mainly due to the inclusion of AppBuilder sales for a full year after the acquisition of this activity in December 2011, as well as the increase in demand for our software in Japan. Revenues from sales of applications decreased by 11% from $5.6 million in 2011 to $5.0 million in 2012. [why?] Revenues from maintenance and technical support increased by 34% from $16.8 million in 2011 to $22.4 million in 2012, primarily as a result of the inclusion of the AppBuilder activity for a full year in 2012. Revenues from IT consulting services increased by 9% from $73.5 million in 2011 to $80.3 million in 2012, primarily as a result of the acquisition of the Comm-IT Group in July 2012 as well as an increased demand for our professional services in the U.S.

The following table presents our revenues by geographical market for the years ended December 31, 2011 and 2012:

	Year ended December 31,
	2011	2012
	(In thousands)
Israel	$7,982	$11,561
Europe	24,351	29,139
United States	60,727	64,591
Japan	12,111	12,661
Other	8,157	8,428
Total revenues	$113,328	$126,380

Cost of Revenues. Cost of revenues increased by 9% from $67.3 million in 2011 to $73.4 million in 2012. Cost of revenues for licenses increased by 19% from $3.7 million in 2011 to $4.4 million in 2012, primarily due to the amortization of intangible assets associated with the development costs for our proprietary and acquired software. Cost of revenues for applications increased by 46% from $2.1 million in 2011 to $3.0 million in 2012, primarily due to the inclusion for a full year of the costs associated with Complete Business Solutions Ltd., which we acquired in May 2011. Cost of revenues for maintenance and technical support increased by 44% from $2.2 million in 2011 to $3.2 million in 2012, mainly due to the inclusion of the costs associated with AppBuilder activity for a full year. Cost of revenues for IT consulting services increased by 6% from $59.2 million in 2011 to $62.7 million in 2012, primarily due to the inclusion of the costs associated with the Comm-IT Group for the period subsequent to its acquisition in July 2012. Cost of revenues for the years ended December 31, 2011 and 2012 include $4,000 and $16,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Profit. Gross profit in 2011 was 41% compared to gross profit of 42% in 2012. The increase in our gross profit margin was mainly due to the change in the mix of our revenues, primarily resulting from the increase in licenses and maintenance and technical support revenues, which carry higher margins than our revenues from IT consulting services.

Research and Development Expenses, Net. Gross research and development costs increased by 8% from $7.3 million in 2011 to $7.9 million in 2012. Net research and development expenses increased by 38% from $2.1 million in 2011 to $2.9 million in 2012. In 2012, we capitalized $5.0 million of software development costs compared to $5.2 million in 2011. The increase in gross research and development costs is mainly due to the inclusion of research and development costs related to the AppBuilder activity for a full year. Net research and development costs as a percentage of revenues was 2.3% in 2012 compared to 1.8% in 2011. Research and development expenses for the years ended December 31, 2011 and 2012 include $54,000 and $114,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 14% from $20.1 million in 2011 to $23.0 million in 2012. Selling and marketing expenses as a percentage of revenues remained relatively consistent at 18% in both 2012 and 2011. The increase in the absolute amount of selling and marketing expenses is primarily due to the amortization of intangible assets associated with acquisitions, an increase in sales commissions resulting from the increase in our revenues, an increase in worldwide selling and marketing activities and expenses relating to our 2012 repositioning initiative that led to a complete rebranding of our products. Selling and marketing expenses for the years ended December 31, 2011 and 2012 include $92,000 and $82,000 respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 15% from $9.2 million in 2011 to $10.6 million in 2012. General and administrative expenses as a percentage of revenues increased to 8.4% in 2012 compared to 8% in 2011. The increase in general and administrative expenses is primarily due to the inclusion of the general and administrative expenses of subsidiaries that were consolidated for a full year in 2012, offset in part by the decrease in stock-based compensation. General and administrative expenses for the years ended December 31, 2011 and 2012 include $483,000 and $303,000, respectively, of stock-based compensation recorded under ASC 718.

Other Income, Net. We recorded other income, net of $0.1 million in 2011 and 2012. Other income, net in 2011 and 2012 was attributable to proceeds from the sale of the assets of CarPro Systems Ltd. which we sold in December 2006.

Financial Income, Net. We recorded financial income, net of $221,000 in 2011 and financial income, net of $10,000 in 2012. Our financial income net in 2011 was primarily attributable to interest received on bank deposits offset by depreciation of the British pound against the U.S. dollar, which adversely affected the U.S. dollar value of British pound denominated assets and finance expenses related to unwinding of reserves in connection with liabilities arising from acquisitions. Our financial income, net in 2012 was immaterial.

Taxes on Income (Tax benefit). We recorded a tax benefit of $0.2 million in 2011 compared to a tax expense of $0.1 million in 2012. The tax benefit in 2011 was derived from a change in a deferred income tax assets recorded with respect to carryforward tax losses in Israel. Our tax expenses in 2012 was derived from tax expenses paid to tax authorities in Japan and Europe and from the decrease in our deferred income tax assets recorded with respect to carryforward tax losses.

Net Income Attributable to our Shareholders. Our net income increased from $15 million in 2011 to $16.2 million in 2012. The increase in net income in 2012 is mainly attributable to our acquisition of the AppBuilder activity in December 2011 and the acquisition of the Comm-IT Group in July 2012.

Conditions in Israel

We are organized under the laws of Israel, and our principal executive offices and most of our research and development facilities are located in the State of Israel. See Item 3D “Key Information - Risk Factors - Risks Relating to Our Location in Israel” for a description of governmental, economic, fiscal, monetary or political polices or factors that have materially affected or could materially affect our operations.

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

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013. The corporate tax rate increased to 26.5% in 2014. Certain production and development facilities at our facility in Or-Yehuda have been granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959, commonly referred to as the Investment Law, and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company). However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries. As of December 31, 2013 the benefit periods under the Law have not yet commenced.

In 2005, an amendment to the Investment Law, or the 2005 amendment, came into effect that has significantly changed the provisions of the Investment Law. However, the 2005 amendment provides that terms and benefits included in any certificate of approval granted prior to the 2005 amendment will remain subject to the provisions of the Investment Law as they were on the date of such approval. Therefore, our existing approved enterprise programs will generally not be subject to the provisions of the 2005 amendment.

The 2005 amendment limits the scope of enterprises which are eligible to receive tax benefits, such as generally requiring that at least 25% of the enterprise’s income will be derived from export. Additionally, the 2005 amendment enacted major changes in the manner in which tax benefits are awarded under the Investment Law so that companies no longer require Investment Center approval in order to qualify for tax benefits. Such an enterprise is a Privileged Enterprise, rather than the previous terminology of Approved Enterprise. The period of tax benefits for a new Privileged Enterprise commences in the "Year of Commencement,” which is the later of: (1) the year of election, or (2) the year in which taxable income is first generated by the company after the election year.

As a result of the 2005 amendment, tax-exempt income will subject us to taxes upon distribution or liquidation and we may be required to record deferred tax liability with respect to such tax-exempt income. As of December 31, 2013, we did not generate income under the provision of the 2005 amendment.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, includes an amendment to the Investment Law, effective as of January 1, 2011. According to the 2010 amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the 2010 amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012, 7% in 2013 and 9% in 2014. In other regions the tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 16% in 2014. Certain "Special Industrial Companies" that meet certain criteria (somewhat equivalent to the criteria for the Strategic Investment Track noted above) will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. The profits of these Industrial Companies will be freely distributable as dividends, subject to a 20% withholding tax (or lower, under an applicable tax treaty)as of January 1, 2014. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

As of December 31, 2013, our consolidated net operating loss carry-forwards for Israeli tax purposes was approximately $12.4 million. Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income. As of December 31, 2013, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $5.3 million, which may be offset against future taxable income.

As of December 31, 2013, our subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 2.8 million, which can be carried forward and offset against taxable income in the future for up to 20 years, from the year the loss was incurred.

We have received final tax assessments through the year 2009 from the Israeli tax authorities.

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

In December 2010, we raised approximately $20.3 million, net of issuance expenses, in a private placement to institutional investors in the United States and abroad. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share. The warrants have a term of three years and six months, expiring on June 23, 2014, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. If the warrants are exercised in full, we will receive additional proceeds of approximately $9.4 million. Following our dividend distributions declared with record dates of October 2, 2012, February 25, 2013 and August 25, 2013, with respect to the warrants issuance agreement, the exercise price was adjusted to from $8.26 per share to $7.75 per share as of December 31, 2013.

As of December 31, 2013, we had approximately $35.0 million in cash and cash equivalents and working capital of approximately $44.7 million, compared to approximately $37.7 million in cash and cash equivalents and working capital of approximately $44.2 million as of December 31, 2012. The decrease in cash and cash equivalent is primarily attributable an increase in funds used in our business acquisitions.

As of December 31, 2013, our long-term and short term debt was $3.3 million. As of December 31, 2012, our long-term and short term debt was less than $25,000.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2011	2012	2013
	(U.S. dollars in thousands)
Net income from operations	$15,266	$16,460	$16,856
Adjustments to reconcile net income to net cash provided by operating activities:	28	6,488	5,424
Net cash provided by operating activities	15,238	22,948	22,280
Net cash used in investing activities	(29,828)	(10,426)	(21,707)
Net cash provided by (used in) financing activities	(503)	(3,425)	(3,328)
Effect of exchange rate changes on cash and cash equivalents	143	(64)	145
Increase (decrease) in cash and cash equivalents from operations	(14,950)	9,033	(2,610)

Net cash provided by operating activities was $22.3 million for the year ended December 31, 2013, compared to $22.9 million and $15.2 million for the years ended December 31, 2012 and 2011, respectively. Net cash provided by operations in 2013 consists primarily of $16.9 million of net income adjusted for non-cash activities, including $8.4 million of depreciation and amortization expenses, a $1.2 million decrease in trade receivables, $683,000 decrease in deferred income taxes, net and $325,000 of stock compensation expenses, offset by a $2.4 million decrease in accrued expenses and other accounts payable, a $1.6 million decrease in deferred revenues, a $700,000 decrease in trade payables and a $160,000 increase in other long-term and short term accounts receivable and prepaid expenses. Net cash provided by operations in 2012 consists primarily of our $16.5 million of net income adjusted for non-cash activities, including $7.4 million of depreciation and amortization expenses, a $780,000 increase in trade payables, a $1.1 million decrease in deferred income taxes, net and $515,000 of stock compensation expenses, offset by a $2.3 million decrease in accrued expenses and other accounts payable and a $1.1 million decrease in deferred revenues. Net cash provided by operations in 2011 consisted consists primarily of $15.3 million of net income adjusted for non-cash activities, including $5.0 million of depreciation and amortization expenses, a $1.6 million increase in deferred revenues, a $953,00 increase in accrued expenses and other accounts payable, $633,000 of stock compensation expenses and a $446,000 increase in trade payables, offset by a $5.4 million increase in trade receivables, a $1.8 million increase in other long-term and short term accounts receivable and prepaid expenses and a $1.7 million change in deferred taxes.

Net cash used in investing activities was approximately $21.7 million for the year ended December 31, 2013, compared to net cash used in investing activities of approximately $10.4 million for the year ended December 31, 2012 and net cash used in investing activities of approximately $29.8 million for the year ended December 31, 2011. Net cash used in investing activities in 2013 is primarily attributable to $16.6 million used in business acquisitions and $497,000 used to purchase property and equipment. Net cash used in investing activities in 2012 is primarily attributable to $7.6 million used in connection with business acquisitions, which was significantly lower than in 2011, $5.0 million of capitalized software development costs $1.4 million of investments in short-term bank deposits and $510,000 used to purchase property and equipment, partially offset by proceeds of $3.6 million from short-term bank deposits, $343,000 in proceeds upon the maturity of marketable securities and $136,000 from the sale of a subsidiary’s operation. Net cash used in investing activities in 2011 is primarily attributable to $23.6 million used in connection with business acquisitions, $24.2 million invested in short-term bank deposits, $5.2 million of capitalized software development costs and $497,000 used to purchase property and equipment, offset by $22.0 million proceeds from short-term bank deposits and $1.6 million received upon the maturity of marketable securities.

Net cash used in financing activities was approximately $3.3 million for the year ended December 31, 2013, primarily attributable to dividend distributions in an amount equal to $7.8 million, offset by $3.3 million in long-term loans and $1.5 million received from the exercise of employee options. Net cash used in financing activities was approximately $3.4 million for the year ended December 31, 2012, primarily attributable to a dividend distribution of $3.7 million, offset in part by proceeds of $309,000 received from the exercise of employee options. Net cash used in financing activities was approximately $500,000 for the year ended December 31, 2011, primarily attributable to $1.4 million used to purchase of a non-controlling interest in Magix Integration, partially offset by proceeds of $875,000 received from the exercise of employee options.

In October 2012, we paid a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012, and in March 2013, we paid a cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on February 25, 2013. In September 2013, we paid a cash dividend of $0.09 per share ($3.4 million in the aggregate) to our shareholders of record on August 21, 2013. The distributed amounts were consistent with our Board of Directors’ dividend policy to distribute a dividend of up to 50% of our annual distributable profits each year, subject to any law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, change the rate of dividend distributions or decide not to distribute a dividend. For information about our dividend policy and distributions see Item 8A “Financial Information - Consolidated Statements and Other Financial Information.”

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with U.S. GAAP.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than the U.S. dollar are converted into dollars in accordance with the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, 830 “Foreign Currency Matters.” The majority of our sales are made outside of Israel and a substantial part of them is in dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign exchange rate in effect at each balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date. Operational accounts have been translated using the average exchange rate prevailing during each year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other IT professional services. We sell our products primarily through direct sales force and indirectly through distributors and value added resellers.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2011, 2012 and 2013, no such estimated losses were identified.

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

Capitalized software costs are amortized on a product by product basis, by the straight-line method over the estimated useful life of the software product (between 3 to 5 years). We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the assets over their remaining economic useful lives can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2011, 2012 and 2013, no impairment losses have been identified.

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

Goodwill was allocated to the reporting segments at acquisition. We follow ASC 350, “Intangibles – Goodwill and Other,” or ASC 350, and perform our goodwill annual impairment test for each of our reporting units at December 31 of each year, or more often if indicators of impairment are present.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2011, 2012 and 2013 and did not identify any impairment losses, as the fair values of all of our reporting units significantly exceeded their carrying values. Therefore, we currently do not believe that our reporting units are at risk of impairment.

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the years ended December 31, 2011, 2012 and 2013, no impairment indicators have been identified.

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

We did not record any impairment of marketable securities during the years ended December 31, 2011, 2012 and 2013.

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

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Prior to September 2012, we did not have any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in our past years option pricing models. In September 2012, our management adopted a dividend distribution policy according to which we will distribute in each year a dividend of up to 50% of our annual distributable profits. Therefore, we will use an expected dividend yield for our future grants. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards with performance conditions, compensation cost is recognized over the requisite service period if it is 'probable' that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies.”

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

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2011, 2012 and 2013 were $727,000, $(240,000) and $(2,811,000), respectively.

Recently Issued Accounting Standards

C.	Research and Development

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2011, 2012 and 2013, we invested $7.3 million, $7.9 million and $8.4 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2013, we employed 152 employees in research and development activities, of which 53 persons were located in Israel, 65 persons in India, 30 persons in Russia and 4 persons in Japan. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2013 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$4,080,000	$1,741,000	$2,239,000	$100,000
Liabilities due to acquisition activities	5,562,000	4,166,000	1,396,000	-
Severance payments, net*	1,275,000	-	-	-
Uncertainties in income taxes (ASC 740) **	498,000	-	-	-
Long term loan	3,329,000	1,055,000	2,274,000	-
Total contractual obligations	$14,744,000	$6,962,000	$5,909,000	$100,000

*Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli. employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

** Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	46	Chief Executive Officer and Director
Itiel Efrat(1)	50	External director
Elan Penn(1)(2)	63	External director
Naamit Salomon	49	Director
Yehezkel Zeira(1)	70	Director
Asaf Berenstin	36	Chief Financial Officer
Udi Ertel	54	President, Software Solutions division
Eyal Pfeifel	45	Chief Technology Officer
Amit Birk	43	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	61	President, AppBuilder Software Solutions division
Yacov Tsruya	44	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Moshe Gez	53	Chief Executive Officer of Complete Business Solutions
Arik Faingold	37	President, Integration Solutions division
Yuval Baruch	47	Chief Executive Officer of Hermes Logistics

(1) Member of our Audit and Compensation Committees

(2) Member of our Investment Committee

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2013 annual general meeting of shareholders to serve as directors until our 2014 annual general meeting of shareholders. Mr. Itiel Efrat was re-elected at our 2012 annual general meeting to serve as an external director for a third three-year term until November 25, 2015. Mr. Elan Penn is serving as an external director pursuant to the provisions of the Israeli Companies Law for a third three-year term ending October 10, 2014.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the Comm-IT Group and the two brothers are the owners of the 20% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

Guy Bernstein has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007. Mr. Bernstein served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has also served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd., or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was employed by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, where he acted as senior manager from 1994 to 1997. Mr. Bernstein holds a B.A. degree in Accounting and Economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Itiel Efrat has served as an external director of our company since December 2006 and is a member of our audit committee. Mr. Efrat is the founder and has served as co-managing director of ERB Ltd., a leading financial consulting firm, since 1995. Mr. Efrat was also the founder and is a member of the board of directors of ESOP-Excellence Trust Company since 2004. Mr. Efrat is a certified public accountant (CPA) in Israel and holds a B.A. degree in Accounting and Economics from Tel Aviv College of Management.

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

Naamit Salomon has served as director of our company since March 2003. Since January 2010, Ms. Salomon has served as a partner in an investment company. Ms. Salomon also serves as a director of Sapiens, which is part of the Formula group. Ms. Salomon served as the chief financial officer of Formula Systems from August 1997 until December 2009. From 1990 through August 1997, Ms. Salomon served as the controller of two large privately held companies in the Formula group. Ms. Salomon holds a B.A. degree in economics and business administration from Ben Gurion University and an LL.M. degree from Bar-Ilan University.

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

Asaf Berenstin has served as our chief financial officer since April 2010. In November 2011, Asaf was appointed as Chief Financial Officer of our parent company Formula Systems (1985) Ltd. in addition to his position as chief financial officer of our company. Prior to that and from August 2008, Mr. Berenstin served as our corporate controller. Prior to joining our company and from July 2007, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT). From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCooper. Mr. Berenstin holds a B.A. degree in Accounting and Economics and an M.B.A. degree, both from Tel Aviv University, and is a certified public accountant (CPA) in Israel.

Udi Ertel has served as president of Software Solutions division since 2013. Prior to that and from January 2011, Mr Ertel served as vice president, sales and distribution, responsible for our sales and business activities in South Africa, Hungary and was responsible for distribution in the Asia Pacific region, East Europe and the Mediterranean basin. Mr. Ertel joined our company in 2004, initially serving as the chief executive officer of our Israeli subsidiary, Magic Software Enterprises (Israel) Ltd., and from January 2009 as our vice president, global services and operations. Before joining our company, Mr. Ertel served for nine years as the chief executive officer of Complot (83) Ltd. Mr. Ertel holds a B.Sc degree in Computer Science and Mathematics and completed his studies towards an M.B.A. degree (without thesis), both from Tel Aviv University in Israel.

Eyal Pfeifel has served as our chief technology officer since October 2009. From February 2007 to July 2009, Mr. Pfeifel served as the chief technology officer of Ai Research and Technology. Mr. Pfeifel previously served as marketing general manager of our Japanese branch from 1998 to 2000 and as product manager at our headquarters from 1993 to 1998. Mr. Pfeifel has also served in a range of other senior positions, including vice president for product management at Artificial Intelligence, director of product marketing for Babylon Ltd. and director of business development for M-Systems.

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

Arik Kilman has served as president of AppBuilder Software Solutions division since January 2012, following our acquisition of AppBuilder Solutions Ltd. at which time he was named Chief Executive Officer of AppBuilder. Prior to joining our company, Mr. Kilman served as Chief Executive Officer of Bluephoenix Solutions Ltd., the former parent of AppBuilder from May 2003 to January 2009 and from April 2010 to December 2011. Mr. Kilman holds a B.A. degree in Economics and Computer Science from New York City College of Technology.

Yacov Tsruya has served as chief executive officer of our subsidiary, CoreTech Consulting Group LLC, since 2006. Mr. Tsaroya has also served as Chief Executive Officer of Fusion Solution LLC and Xsell Resources Inc. since our acquisition of these companies in 2010. Mr. Tsaroya holds a B.A. degree in Accounting and Finance from the College of Administration in Israel and is a certified public accountant (CPA) in Israel.

Moshe Gez has served as founder and CEO of Complete Business Solutions since July 2001. Mr. Gez is responsible for our ERP division.  Mr. Gez founded Complete in July, 2001 and since October 2013 he has as Chairman of the Board of Complete.  Before founding Complete, Mr. Gez served as V.P. professional services for our company. Mr. Gez was also the founder and manager of I.T.M, an Israeli software development and marketing company, during the period of March 1998 through March 2000. Between June 1987 and March 1998, Mr. Gez served in several positions in Afek Engineering consultancy, including as its CEO. Mr. Gez holds a B.A. degree in Industrial Engineering from Beer-Sheva University in Israel.

Arik Faingold has served as president of Integration Solutions division since July 2012. Mr. Faingold has served as chairman of Comm-IT Group since 2009. Mr. Faingold was General Manager of Open TV Israel, part of OpenTV Global, from 2003 to 2009. Mr. Faingold served as Co-founder and CTO of Betting Corp from 1999 to 2003. Mr. Faingold holds a B.A. degree in Computer Science from the Interdisciplinary Center in Herzliya and an M.B.A. from Tel Aviv University.

Yuval Baruch has served as an officer of our company since his appointment in September 2012 as the chief executive officer of our subsidiary, Hermes Logistics Technologies (HLT). Mr. Baruch has also served as the chief executive officer of Pilat HR solutions since April 2013. Mr. Baruch was chief executive officer of J.R. Holdings & Development from November 2007 to January 2012. Mr. Baruch has served as an external director of Marix IT, a publicly traded company in Israel, since 2011. Between 2004 and 2008 Mr. Baruch launched, managed and divested a chain of fitness centers in Israel. Mr. Baruch holds a B.A. degree in Marketing and Finance from The College of Management in Israel and an M.B.A. degree from the Stanford Graduate School of Business.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2013.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (15 persons)	$3,434,000	$90,000

During the year ended December 31, 2013, we paid to each of our outside and independent directors an annual fee of approximately $17,000 and a per-meeting attendance fee of approximately $571. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2013, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 334,693 ordinary shares, at exercise prices ranging from $1.01 to $6.00 per share. Of such options, options to purchase 1,530 ordinary shares expire in 2014, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 6,363 ordinary shares expire in 2019, options to purchase 137,800 ordinary shares expire in 2020, options to purchase 119,000 ordinary shares expire in 2021 and options to purchase 50,000 ordinary shares expire in 2023. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E.“Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

We are exempt from the requirements of the NASDAQ Stock Market Rules with regard to the nomination process of directors, since we are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1). See Item 16G “Corporate Governance.”

External and Independent Directors

External Directors. The Israeli Companies Law requires companies organized under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder of the company or if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company or the controlling shareholder of the company or the controlling shareholder's relative or any entity controlled by the company or by the controlling shareholder of the company. If the company does not have a controlling shareholder or a person or entity which holds 25% of the total voting rights of the company, an external director may also not have an affiliation with chairman of the board, the chief executive officer, beneficial owner of 5% or more of the issued shares or the voting power of the company and the most senior executive officer of the company in the finance field. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis (other than negligible relationships), control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an external director following the company’s first public offering. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. In addition, a director in a company may not be appointed as an external director in another company if at that time, a director of the other company serves as an external director in the first company. Moreover, a person may not be appointed as an external director, if he or she is employed by the Israeli Securities Authority or by Tel-Aviv Stock Exchange. If, at the time external directors are to be appointed, all current members of the board of directors which are not the controlling shareholders of the company or their relatives are of the same gender, then at least one external director must be of the other gender.

At least one of the external directors must have “accounting and financial expertise” and the other external directors must have “professional expertise,” as such terms are defined by regulations promulgated under the Israeli Companies Law.

The election of the nominee for external director requires the affirmative vote of ( i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

External directors serve for a three-year term. However, in accordance with the Israeli Companies Law regulations, external directors of a public company whose shares are traded on the NASDAQ may be appointed for additional periods of three-year each provided that the audit committee and the board of directors have approved that, given the external director's expertise and contribution to the board and committee meetings, such appointment is for the company's benefit and provided further that the nomination to additional periods of three-year terms is approved through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority of the votes actually cast with respect to such proposal and all of the following conditions are met: (a) the majority of votes does not include the votes of the controlling shareholder or votes of shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder and (b) the total votes cast in favor of such proposal by the non-controlling shareholders or those shareholders who do not have a personal interest in the approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder exceed 2% of all the voting power in the company

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform his or hers duties on a full time basis. External directors may also be removed by the court if they are found guilty of bribery, fraud, administrative offenses or use of inside information.

Each committee of the board of directors that may exercise a responsibility of the board of directors must include at least one external director. The audit committee must be comprised of at least three directors and include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Until the lapse of two year from termination of office, we may not engage an external director, or his or her spouse or child to service as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

Independent Directors. NASDAQ Stock Market Rules require us to establish an audit committee comprised of at least three members and only of independent directors each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ.

Pursuant to the Israeli Companies Law, a director may be qualified as an independent director if such director is either (i) an external director; or (ii) a director that serves as a board member less than nine years and the audit committee has approved that he or she meets the independence requirements of an external director. A majority of the members serving on the audit committee must be independent under the Israeli Companies Law. In addition, an Israeli company whose shares are publicly traded may elect to adopt a provision in its articles of association pursuant to which a majority of its board of directors will constitute individuals complying with certain independence criteria prescribed by the Israeli Companies Law. We have not included such a provision in our articles of association. Pursuant to Israeli regulations adopted in January 2011, directors who comply with the independence requirements of NASDAQ and the SEC are deemed to comply with the independence requirements of the Israeli Companies Law. .

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

Committees of the Board of Directors

Audit Committee. Our audit committee, established in accordance with Sections 114-117 of the Israeli Companies Law and Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our board of directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, finding any irregularities in the business management of our company for which purpose the audit committee may consult with our independent auditors and internal auditor, proposing to the board of directors ways to correct such irregularities and such other duties as may be directed by our board of directors. The responsibilities of the audit committee also include approving related-party transactions as required by law. The audit committee is also required to determine whether any action is material and whether any transaction is an extraordinary transaction or non-negligible transaction, for the purpose of approving such action or transaction as required by the Israeli Companies Law. Under Israeli law, an audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, unless at the time of approval two external directors are serving as members of the audit committee and at least one of the external directors was present at the meeting in which an approval was granted.

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

Investment Committee. Our board of directors has established an investment committee, which administers our investments. Our investment committee is currently composed of Mr. Penn.

Compensation Committee. In accordance with the Israeli Companies Law, we have a compensation committee, whose role is to: (i) recommend a compensation policy for office holders and to recommend to the board, once every three years, on the approval of the continued validity of the compensation policy that was determined for a period exceeding three years; (ii) recommend an update the compensation policy from time to time and to examine its implementation; (iii) determine whether to approve the terms of service and employment of office holders that require the committee’s approval; and (iv) exempt a transaction from the requirement of shareholders’ approval in accordance with the provisions of the Israeli companies Law. The compensation committee also has oversight authority over the actual terms of employment of directors and officers and may make recommendations to the board of directors and the shareholders (where applicable) with respect to deviation from the compensation policy that was adopted by the company.

The company is in the process of adopting a compensation policy.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee”, including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Mr. Penn and Mr. Efrat, and of Mr. Zeira, an independent director.

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

Approval of Related Party Transactions Under Israeli Law

Fiduciary Duties of Office Holders

The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An “office holder” is defined in the Israeli Companies Law as a chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions without regard to such person’s title or a director or any other manager directly subordinate to the general manager. An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act at a level of care that a reasonable office holder in the same position would employ under the same circumstances. This includes the duty to utilize reasonable means to obtain (i) information regarding the appropriateness of a given action brought for his approval or performed by him by virtue of his position and (ii) all other information of importance pertaining to the foregoing actions. The duty of loyalty includes (i) avoiding any conflict of interest between the office holder’s position in the company and any other position he holds or his personal affairs, (ii) avoiding any competition with the company’s business, (iii) avoiding exploiting any business opportunity of the company in order to receive personal gain for the office holder or others, and (iv) disclosing to the company any information or documents relating to the company’s affairs that the office holder has received due to his position as an office holder.

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

Approval of Transactions with Office Holders and Controlling Shareholders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee or the compensation committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that such transactions are for the benefit of the company. Subject to certain exceptions. a person who has a personal interest in the approval of a transaction by the audit committee or the Board, may not be present and take part in the voting. An officer or a director who has a personal interest, may be present at the meeting for the purpose of presenting the transaction if the chairman of the audit committee or the Board, as relevant, has determined that the presence of the officer or director is required. A director may be present and vote at the meetings of the audit committee and Board if the majority of the directors have a personal interest in the approval of the transaction. In such case, the transaction also requires approval by the general meeting. The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction.

The Companies Law provides for certain procedural constraints on a public company entering into a transaction in which a controlling shareholder and other interested parties have a personal interest. More specifically, Section 275 of the Companies Law provides that an extraordinary transaction (which is defined as a transaction that is either not in a company’s ordinary course of business; or a transaction that is not undertaken in market conditions; or a transaction that is likely to substantially influence the profitability of a company, its property or liabilities) between a public company and its controlling shareholder, or an extraordinary transaction of a public company with a third party in which the controlling shareholder has a personal interest, including a transaction of a public company with a controlling shareholder, directly or indirectly, for the receipt of services therefrom (and including a transaction concerning the compensation arrangement of a controlling shareholder in its capacity as an employee or office holder of the company) (a "Controlling Party Transaction"), requires the approval of the audit committee (and with respect to a transaction concerning the compensation arrangement – the compensation committee), the board of directors and the general meeting of shareholders, provided however that the majority approving the transaction shall include at least one half of the votes of shareholders who do not have a personal interest in the transaction and are participating in the vote, or that the aggregate number of votes against the approval of the transaction, voted by shareholders who do not have such personal interest do not exceed 2% of the entire voting rights in the company. Section 275 of the Companies Law further provides that if the term of the Controlling Party Transaction extends beyond three years, the above approvals are required once every three years. However, if such transaction does not relate to a compensation arrangement, then the audit committee may approve the transaction for a longer duration, provided that the audit committee determines that such duration is reasonable under the circumstances. In accordance with the Israeli Companies law the audit committee is responsible to determine that Controlling Party Transactions shall be subject to a competitive procedure or other similar procedure before such transactions are approved.

On September 1, 2011, our company signed a non-exclusive distribution agreement with Asseco, our controlling shareholder, according to which Asseco will have the non-exclusive right to sell our company’s products in Poland.  The terms of the agreement are consistent with the standard distribution agreements that we have entered into from time to time with third party distributors.  Our Audit Committee and Board of Directors have determined that the agreement with Asseco was carried out on an arm’s - length basis. At our 2011 annual general meeting, our shareholders approved entry into an agreement with Asseco to act as our products distributor in Poland. The distribution agreement with Asseco to sell our company’s products in Poland was terminated on December 31, 2012.

Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

•	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy of the company – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

o	In the event the transaction is not in accordance with the compensation policy of the company – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by a simple majority, provided that such majority shall include (i) at least one half of the votes of shareholders who are participating in the vote and are not controlling shareholders or do not have a personal interest regarding the approval of the compensation policy, or (ii) the aggregate number of the opposing votes, voted by shareholders who do not have such personal interest or are not controlling shareholders, do not exceed two percent (2%) of the entire voting rights in the company (the “Special Majority”). Under these circumstances, the compensation committee and board of directors are required to approve the transaction based on certain considerations and include certain instructions in connection with the compensation policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a company’s general manager (generally the equivalent of a CEO):

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

▪	The Israeli Companies Law includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

In accordance with the Israeli Companies Law, the audit committee is responsible to determine that Controlling Party Transactions shall be subject to a competitive procedure or other similar procedure before such transactions are approved.

Provisions Restricting Change in Control of Our Company

Tender Offer. In certain circumstances, an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would hold 25% or more of the voting rights in the company (unless there is already a 25% or greater shareholder of the company) or more than 45% of the voting rights in the company (unless there is already a shareholder that holds more than 45% of the voting rights in the company). If, as a result of an acquisition, the acquirer would hold more than 90% of a company’s shares or voting rights, the acquisition must be made by means of a tender offer for all of the shares. A purchase by a tender offer is subject to additional requirements as specified in the Israeli Law and regulations promulgated thereunder.

Merger. The Israeli Companies Law generally requires that a merger be approved by the board of directors and by the general meeting of the shareholders. Upon the request of any creditor of a merging company, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy its obligations. In addition, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of the merger proposal with the Israeli Registrar of Companies, and (ii) 30 days have passed since the merger was approved by the shareholders of each of the merging companies. The approval of merger by the company is also subject to additional approval requirements as specified in the Israeli Companies Law and regulations promulgated thereunder.

Exculpation, Indemnification and Insurance of Directors and Officers

Exculpation and Indemnification of Office Holders

The Israeli Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to indemnify and exempt our directors and officers, subject to certain conditions and limitations.  Most recently, in November 2011 our shareholders approved a form of indemnification and exculpation letter to ensure that our directors and officers (including any director and officer who may be deemed to be a controlling shareholder, within the meaning of the Israeli Companies Law) are afforded protection to the fullest extent permitted by law as currently in effect. Under the approved form of indemnification and exculpation letter, the total amount of indemnification allowed may not exceed an amount equal to 25% of our shareholders’ equity in the aggregate, calculated with respect to each of our directors and officers.

The Israeli Companies Law provides that an Israeli company may not exculpate an office holder from liability for a breach of the duty of loyalty of the office holder. The company may, however, approve an office holder’s act performed in breach of the duty of loyalty, provided that the office holder acted in good faith, the act or its approval does not harm the company and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for a breach of duty of care, but only if a provision authorizing such exculpation is inserted in its articles of association. An Israeli company may also not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability in lieu of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder in lieu of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

•	Expenses, including reasonable litigation expenses and legal fees, incurred by such office holder as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

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

Subject to the provisions of the Israeli Companies Law and the Israeli Securities Law,  a company may also enter into a contract to insure an office holder for (A) expenses, including reasonable litigation expenses and legal fees, incurred by the office holder as a result of a proceeding instituted against such office holder in relation to (1) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law or (2) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (3) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law and (B) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

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

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

•	a breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

•	a breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

•	any act or omission committed with intent to derive an unlawful personal gain; and

•	any fine, civil fine, financial sanction or forfeiture imposed on the office holder.

In addition, pursuant to the Israeli Companies Law, exemption of, procurement of insurance coverage for, an undertaking to indemnify or indemnification of an office holder must be approved by the compensation committee and the board of directors and, if such office holder is a director or a controlling shareholder or a relative of the controlling shareholder, also by the shareholders general meeting.

Our articles of association allow us to insure, indemnify and exempt our office holders to the fullest extent permitted by law, subject to the provisions of the Israeli Companies Law. We currently maintain a directors’ and officers’ liability insurance policy with a per-claim and aggregate coverage limit of $20 million, including legal costs incurred world-wide.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Israel	144	287	373
Asia	97	105	111
North America	623	460	682
South Africa	41	34	29
Europe	73	120	107
Total	977	1,006	1,302

The following table presents the number of our employees categorized by activity as of December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013
Technical support and consulting	689	681	920
Research and development	96	136	152
Marketing and sales	124	109	136
Operations and administrations	69	80	94
Total	977	1,006	1,302

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of February 20, 2014 regarding the beneficial ownership by each of our directors and executive officers:

	Number of Ordinary Shares	Percentage of
Name	Beneficially Owned (1)	Ownership (2)
Elan Penn	—	—
Guy Bernstein (3)	200,000	*
Asaf Berenstin (4)	65,000	*
Itiel Efrat	—	—
Naamit Salomon	18,000	—
Yehezkel Zeira	—	—

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,232,185 ordinary shares issued and outstanding as of February 18, 2014.

(3)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $0 per share that expires in November, 2020.

(4)	Subject to currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0 to $4 per share that expires in 2023 the latest.

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

During 2013, options to purchase an aggregate of 254,083 ordinary shares were exercised under the 2000 Plan at an average exercise price of $3.44 per share and options to purchase 58,780 ordinary shares remained outstanding. As of December 31, 2013, our executive officers and directors as a group, consisting of 15 persons, held options to purchase 1,530 ordinary shares under the 2000 Plan, having an average exercise price of $5.95 per share.

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

In September 2013, our shareholders approved to increase the number of ordinary shares available for issuance under the 2007 Stock Option Plan by additional 1,000,000 shares.

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

During 2013, options to purchase an aggregate of 274,544 ordinary shares were exercised under the 2007 Plan at an average exercise price of $2.07 per share and options to purchase 644,330 ordinary shares remained outstanding. As of December 31, 2013, our executive officers and directors as a group, consisting of 15 persons, held options to purchase 333,163 ordinary shares under the 2000 Plan, having an average exercise price of $3.44 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 19,160,044 or 51.5% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 46.3% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of April 5, 2014 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	19,160,044	51.5%
Asseco Poland S.A. (3)	6,823,602	46.3%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 37,232,185 ordinary shares issued and outstanding as of February 18, 2014.

(3)	Asseco owned 46.3% of the outstanding shares of Formula Systems as of as of 14, 2014. As such, Asseco may be deemed to be the beneficial owner of the aggregate 19,160,044 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

Significant Changes in the Ownership of Major Shareholders

On September 11, 2012 Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 19,050,044 of our ordinary shares. According to the Schedule 13D/A, from December 2008 through September 7, 2012, it purchased an aggregate of 515,292 of our ordinary shares in open market transactions increasing Formula System’s ownership interest in our shares to 51.3%.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 15, 2014, there were approximately 81 record holders, of which 62 record holders holding approximately 76.5% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 54.8% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

For more information about related party transactions see above under the heading "Item 6C. Directors, Senior Management and Employees – Board Practices - Approval of Related Party Transactions Under Israeli Law.

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

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both we and our subsidiary breached the non-disclosure agreement. Closing summaries regarding damages have been filed by both parties, but the arbitrator has not yet rendered his ruling. In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately NIS 238 million (approximately $69 million), based on new arguments. Following discussions, the arbitrator rejected the motion an determined that if the plaintiffs wish to claim the additional damages (and the addition causes of action|) they should do so in a separate legal proceeding. To date, the plaintiffs have not filed an additional lawsuit. We recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that we filed in the arbitration proceedings. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff and the wide discretion given to the arbitrator in quantifying and awarding damages, we are unable to estimate the amount of the probable loss, if any, to be recognized or whether our accrual will be sufficient to cover the damages that may be awarded. An unfavorable decision as to damages, or the initiation of new proceedings against us by the plaintiffs could adversely affect our results of operations and financial condition.

Dividend Distribution Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual distributable profits each year, subject to any applicable law. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend.

In line with our Board of Directors’ dividend policy, in October 2012, we paid a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012. In February 2013 we declared a cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on February 25, 2013 that was payable on March 14, 2013. In August 2013, we declared an additional cash dividend of $0.09 per share ($3.4 million in the aggregate) to our shareholders of record on August 21, 2013 that was payable on September 3, 2013.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2009	$2.50	$0.98	$2.38	$1.04
2010	$8.43	$1.55	$8.11	$1.56
2011	$9.74	$3.91	$9.55	$3.95
2012	$7.32	$3.76	$7.42	$3.94
2013	$7.18	$4.53	$7.06	$4.73

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High		Low
2012
First Quarter	$7.32	$4.97		$7.42		$4.98
Second Quarter	$6.60	$5.33		$6.65		$5.47
Third Quarter	$5.63	$4.01		$5.66		$3.98
Fourth Quarter	$4.92	$3.76		$4.99		$3.94

2013
First Quarter	$5.47	$4.53		$5.36		$4.60
Second Quarter	$5.59	$4.91		$5.65		$4.83
Third Quarter	$6.95	$5.40		$6.85		$5.50
Fourth Quarter	$7.18	$6.12		$7.23		$6.18

2014
First Quarter (through February 18, 2014)	$9.00	$7.00	$		$

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
August 2013
September 2013
October 2013	$6.92	$6.12	$6.92	$6.16
November 2013	$6.56	$6.25	$6.64	$6.23
December 2013	$7.18	$6.62	$7.27	$6.63
January 2014	$8.25	$7.12	$8.76	$7.03
February 2014 (through February 18, 2014)	$8.26	$7.68	$8.57	$7.65

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

The Powers of the Directors

According to our articles of association, and under the limitations described therein, our board of directors may cause the company to borrow or secure the payment of any sum or sums of money for the purposes of the company, and set aside any amount out of our profits as a reserve for any purpose.

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

Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future subject to the provisions of Israeli law.

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

Rights to share in surplus in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future subject to Israeli law.

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board must convene an extraordinary general meeting upon the demand of two of the directors or 25% of the nominated directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.

Limitations on the Rights to Own Securities in Our Company

Neither our memorandum of association or our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of shares by non-residents, except with respect to subjects of countries which are in a state of war with Israel.

Provisions Restricting Change in Control of Our Company

See Item 6C, "Provisions Restricting Change in Control of Our Company" and Item 6C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

General Corporate Tax Structure

The Israeli corporate tax rate was 24% in 2011, 25% in 2012 and 25% in 2013. The corporate tax rate increased to 26.5% in 2014.

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

Tax Benefits under an Amendment that Became Effective on April 1, 2005

On April 1, 2005, an amendment to the Investment Law became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the 2005 amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.

Under the 2005 amendment it is no longer necessary for a company to acquire approved enterprise status in order to receive the tax benefits previously available under the Alternative Benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the 2005 amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a “benefited enterprise” status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise, referred to as the Year of Election. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain amount or certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 amendment to qualifying income of a benefited enterprise are determined by the geographic location of the benefited enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an approved enterprise under the Alternative Benefits track. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15% (deductible at source) subject to the rates under any applicable double tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to 12 years thereafter. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, (or lower in the case of a qualified “FIC” which is at least 49% owned by non-Israeli residents). The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

As a result of the 2005 amendment, tax-exempt income generated under the provisions of the amended law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income. The 2005 amendment sets a minimal amount of foreign investment required for a company to be regarded a FIC.

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, includes an amendment to the Investment Law, effective as of January 1, 2011. According to the 2010 amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012, 7% in 2013 and 9% in 2014. In other regions the tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 16% in 2014. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

Dividends paid out of income attributed to a Preferred Enterprise during 2014 and thereafter are generally subject to withholding tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (however, if afterward distributed to individuals or non-Israeli company a withholding of 20% or such lower rate as may be provided in an applicable tax treaty, will apply).

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

Pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale.

Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% in 2012 and 2013, 26.5% in 2013) or, if derived by an individual, at the rate of 25%, or 30% in case of "substantial shareholder". Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2014).

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

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, which we refer to as the U.S.-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, being an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

Payors of consideration for traded securities, like our ordinary shares, including the purchaser, the Israeli stockbroker effectuating the transaction, or the financial institution through which the sold securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of publicly traded securities from the consideration or from the Real Capital Gain derived from such sale, as applicable, at the rate of 26.5%.

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2013 such tax rate is 25%, or 30% if the dividend recipient is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 25%, so long as the shares are registered with a Nominee Company) or 15% if the dividend is distributed from income attributed to our Approved Enterprises, unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Payors of dividend on our ordinary shares, including the Israeli stockbroker effectuating the transaction, or the financial institution through which the securities are held, are required, subject to any of the foregoing exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the distribution of dividend at the rate of 25% -26.5% (for corporations and individuals).

United States Federal Income Taxation

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service (the “IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	real estate investment trusts, regulated investment companies,

•	dealers or traders in securities, commodities or currencies

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle, or appreciated financial position or a hedging or conversion transaction.

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

You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is::

•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion, below, under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. We do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on dividends paid with respect to ordinary shares will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such holder’s position in our ordinary shares is hedged. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the Medicare tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates. Distributions taxable as dividends paid on the ordinary shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty[ and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable]. The rate reduction does not apply unless certain holding period requirements are satisfied. Nor does it apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of Ordinary Shares

If you sell or otherwise dispose of ordinary shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and the adjusted tax basis in ordinary shares. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate. In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ordinary shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Any foreign currency gain or loss a U.S. Holder realizes will be U.S. source ordinary income or loss.

Passive Foreign Investment Companies

If we were to be classified as a “passive foreign investment company” (a “PFIC”) in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

Based on our current and projected income, assets and activities, we believe that we are not currently a PFIC, nor do we expect to become a PFIC in the foreseeable future. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets, and our market capitalization, from time to time, there can be no assurance that we will not become a PFIC for any future taxable year.

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund", by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

•	you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ordinary shares ratably over your holding period for such ordinary shares,

•	the amount allocated to the current taxable year, and to any taxable years in your holding period prior to the first day in which we were treated as a PFIC will be treated as ordinary income, and

•	the amount allocated to each prior taxable year during which we are considered a PFIC would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year.

If we were a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would generally be treated as owning a proportionate amount (by value) of the underlying shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.

If you make either a timely QEF election or a timely mark-to-market election in respect of your ordinary shares, you would not be subject to the rules described above. You would not be eligible to make a QEF election unless we comply with certain information reporting requirements. We do not intend to provide the information necessary for U.S. Holders to make QEF elections.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then in lieu of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated such as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Our ordinary shares are listed on the Tel Aviv Stock Exchange. However, no assurance can be given that our ordinary shares will be regularly traded on a “qualified exchange” for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you elect to “mark to market” your ordinary shares, you will generally include in income, in each year in which we are considered a PFIC, any excess of the fair market value of the ordinary shares at the close of each tax year over your adjusted basis in the ordinary shares. If the fair market value of the ordinary shares had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ordinary shares over its fair market value at that time. However, such deductions would generally be limited to the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years. A U.S. Holder’s adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ordinary shares with respect to which the mark-to-market election is made in a year in which we are classified as a PFIC, is treated as ordinary income or loss (except that loss on a disposition of ordinary shares is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that you included in income with respect to such ordinary shares in prior years). Gain or loss from the disposition of ordinary shares (as to which a mark-to-market election was made) in a year in which we are no longer classified as a PFIC, will be capital gain or loss.

If a U.S. Holder owns our ordinary shares during any year in which we are a PFIC, the U.S. Holder generally must file an IRS Form 8621 with respect to the company, generally with the U.S. Holder’s federal income tax return for that year. U.S. Holders should consult their tax advisers regarding whether we are a PFIC and the potential application of the PFIC rules.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file with their U.S. federal income tax return Form 8938, on which information about the assets, including their value, is provided. Taxpayers who fail to file the form when required are subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution or a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

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

As of December 31, 2013, we had approximately $35.1 million in cash and cash equivalents and short term bank deposits and $0.9 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 5.0%, with average maturities of 6 months and maximum maturities of 10 months. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2013, net unrealized gain in our marketable securities portfolio totaled $139,000. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2013, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, euro and Japanese Yen. As of December 31, 2013, we had outstanding forward contracts that did not meet the requirement for hedge accounting in the amount of $0.1 million. These contracts were for a period of up to 12 months. The net gains recognized in “financial income, net” during 2013 were $0.1 million.

During 2013, we entered into forward and option contracts to hedge against the risk of overall changes in future cash flow from mainly payments of payroll and related expenses denominated in NIS. These contracts met the requirement for cash flow hedge accounting and no losses were recognized when the related expenses were incurred and classified in operating expenses during 2013. As of December 31, 2013, we had no outstanding forward and option contracts that met the requirement for hedge accounting.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2013 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.0 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.7 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2013 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.0 million, $0.4 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2013 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.0 million, $0.4 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2013, we had $0.9 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $90,000.

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

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have an effect on the financial statements.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2013, our internal control over financial reporting was effective.

The effectiveness of management’s internal control over financial reporting as of December 31, 2013 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of February 21, 2014, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Elan Penn, an external director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Penn’s relevant experience, see Item 6A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2012	2013
Audit (1)	$210,000	$238,000
Audit-related(2)	$8,000	$24,000
Tax (3)	$77,700	$47,000
Total	$295,700	$309,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Audit-related fees in 2012 and 2013 relate to due diligence services performed in connection with our acquisitions.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

We did not purchase any ordinary shares of our company nor did any affiliated purchaser purchase any shares on our behalf during 2013.  Although we do not believe that Formula Systems may be deemed to be an affiliated purchaser as defined in the Exchange Act, according to the Schedule 13D/A Formula Systems filed with the SEC on September 11, 2012, from December 2008 through September 7, 2012, it purchased an aggregate of 515,292 of our ordinary shares in open market transactions for an aggregate purchase price of approximately $2,500,000. This brought Formula System’s ownership interest in our shares to 51.3%.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

NASDAQ Exemptions for a Controlled Company

We are a controlled company within the meaning of NASDAQ Stock Market Rule 5615(c)(1), since Formula Systems holds more than 50% of our voting power. Under NASDAQ Stock Market Rule 5615(c)(1), a controlled company is exempt from the following requirements of NASDAQ Stock Market Rule 5605:

•	The requirement that the majority of the company’s board of directors qualify as independent directors, as defined under NASDAQ Stock Market Rules. Instead, we follow Israeli law and practice which requires that we appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors. In addition, we have the mandated three independent directors, within the meaning of the rules of the SEC and NASDAQ, on our audit committee. See Item 6C “Directors, Senior Management and Employees - Board Practices - External and Independent Directors.”

•	The requirement that the compensation of the chief financial officer and all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. Under Israeli law there is a different method of approval of Terms of Service and Employment of office holders. See Item 6C “Directors, Senior Management and Employees – Board Practices.”

•	The requirement that director nominees either be selected or recommended for the board of directors’ selection, either by (a) a majority of independent directors or (b) a nominations committee comprised solely of independent directors. Instead, we follow Israeli law and practice, in accordance with which directors may be recommended by our board of directors for election by our shareholders.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 – F-6

Consolidated Statements of Income	F- 7

Consolidated Statements of Comprehensive Income	F-8

Statements of Changes in Equity	F-9

Consolidated Statements of Cash Flows	F-10 – F-12

Notes to Consolidated Financial Statements	F-13– F-56

Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-57

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant
1.2	Articles of Association of the Registrant
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
4.3	Form of Warrant[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)
15.4	Consent of Levy Cohen & Co., Chartered Accountants (relating to Pilat Europe Limited)
15.5	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as an Item to the registrant’s Form 6-K for the month of December 2010, filed on December 23, 2010, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Reports of Independent Registered Public Accounting Firm	F-2 – F-4

Consolidated Balance Sheets	F-5 - F-6

Consolidated Statements of Income	F-7

Consolidated Statements of Comprehensive Income	F-8

Statements of Changes in Equity	F-9

Consolidated Statements of Cash Flows	F-10 - F-12

Notes to Consolidated Financial Statements	F-13 - F-56

Appendix to Consolidated Financial Statements - Details of Subsidiaries and Affiliate	F-57

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 8% and 7% as of December 31, 2012 and 2013, respectively, and total revenues of 17%, 16% and 14% for the years ended December 31, 2011, 2012 and 2013, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 21, 2014	A Member of Ernst & Young Global

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 6706703, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2013 and our report dated February 21, 2014 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
February 21, 2014	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2012	2013
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,744	$35,134
Available-for-sale marketable securities (Note 4)	890	854
Trade receivables (net of allowance for doubtful accounts of $ 2,103 and $ 3,313 at December 31, 2012 and 2013, respectively)	28,367	31,976
Other accounts receivable and prepaid expenses (Note 6)	6,696	5,209

Total current assets	73,697	73,173

LONG-TERM RECEIVABLES:
Severance pay fund	351	403
Long term deferred tax asset	1,565	1,674
Other long-term receivables	722	2,118

Total long-term receivables	2,638	4,195

PROPERTY AND EQUIPMENT, NET (Note 7)	1,898	1,773

INTANGIBLE ASSETS, NET (Note 8)	30,058	32,549

GOODWILL (Note 9)	44,663	55,313

Total assets	$152,954	$167,003

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2012	2013
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 11)	$12	$1,055
Trade payables	4,722	4,149
Accrued expenses and other accounts payable (Note 10)	17,176	16,937
Deferred tax liability	3,422	2,567
Deferred revenues	4,160	3,294

Total current liabilities	29,492	28,002

ACCRUED SEVERANCE PAY	1,245	1,275

LONG TERM LIABILITIES:
Long term debt (Note 11)	12	2,274
Liabilities due to acquisition activities (Note 3)	1,192	1,396
Long term deferred tax liability	738	2,204

	1,942	5,874

COMMITMENTS AND CONTINGENCIES (Note 15)

REDEEMABLE NON-CONTROLLING INTEREST	1,914	2,721

EQUITY (Note 13):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2012 and 2013; Issued and Outstanding: 36,626,728 and 37,155,355 shares at December 31, 2012 and 2013, respectively	811	826
Additional paid-in capital	125,288	127,060
Accumulated other comprehensive (loss)	(586)	(172)
Accumulated (deficit) earnings	(7,727)	430

Total Magic Software Enterprises equity	117,786	128,144
Non-controlling interests	575	987

Total equity	118,361	129,131

Total liabilities, redeemable non-controlling interest and equity	$152,954	$167,003

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Revenues (Note 17):
Software	$23,110	$23,684	$23,254
Maintenance and technical support	16,751	22,384	22,685
Consulting services	73,467	80,312	99,019

Total revenues	113,328	126,380	144,958

Cost of revenues:
Software	5,771	7,439	6,648
Maintenance and technical support	2,250	3,238	2,949
Consulting services	59,237	62,716	76,296

Total cost of revenues	67,258	73,393	85,893

Gross profit	46,070	52,987	59,065

Operating costs and expenses:
Research and development, net (Note 14a)	2,047	2,947	3,706
Selling and marketing	20,147	22,990	23,066
General and administrative	9,159	10,642	13,166

Total operating costs and expenses	31,353	36,579	39,938

Operating income	14,717	16,408	19,127
Financial income (expense), net (Note 14b)	221	10	(684)
Other income (expense), net	125	136	(12)

Income before taxes on income	15,063	16,554	18,431
Taxes on income (tax benefit) (Note 12)	(203)	94	1,575

Net income	15,266	16,460	16,856
Change in redeemable non-controlling interests	-	184	546
Net income attributable to non-controlling interests	222	93	430

Net income attributable to Magic Software Enterprises Shareholders	$15,044	$16,183	$15,880

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 16):
Basic and diluted earnings per share	$0.41	$0.44	$0.43

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2011	2012	2013

Net income	$15,266	$16,460	$16,856

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(423)	(621)	495
Unrealized gain from derivative instruments, net	(23)	29	-
Unrealized loss (gain) from available-for-sale securities	(73)	28	(35)

Total other comprehensive income (loss), net of tax	(519)	(564)	460

Total comprehensive income	14,747	15,896	17,316

Comprehensive income attributable to redeemable non-controlling interests	-	157	807
Comprehensive income attributable to non-controlling interests	169	96	476

Comprehensive income attributable to Magic Software Enterprises' shareholders	$14,578	$15,643	$16,033

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except per share data)

	Share capital number	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total equity

Balance as of January 1, 2011	35,909,606	$794	$122,917	$447	$(35,293)	$-	$88,865
Exercise of stock options	580,414	14	861	-	-	-	875
Stock-based compensation expenses			633	-	-	-	633
Cost related to issuance of Ordinary shares	-	-	(21)	-	-	-	(21)
Non-controlling interest as part of acquisitions	-	-	-	-	-	1,766	1,766
Acquisition of non-controlling interests in Magix (see Note 3)	-	-	226	-	-	(1,466)	(1,240)
Other comprehensive income	-	-	-	(466)	-	(53)	(519)
Net income	-	-	-	-	15,044	222	15,266

Balance as of December 31, 2011	36,490,020	808	124,616	(19)	(20,249)	469	105,625
Exercise of stock options	136,708	3	306	-	-	-	309
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend	-	-	-	-	(3,661)	-	(3,661)
Acquisition of non-controlling interests in Xsell (see Note 3)	-	-	(149)	-	-	(165)	(314)
Other comprehensive income	-	-	-	(567)	-	3	(564)
Net income	-	-	-	-	16,183	268	16,451

Balance as of December 31, 2012	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	528,627	15	1,447	-	-	-	1,462
Stock-based compensation expenses	-	-	325	-	-	-	325
Dividend	-	-	-	-	(7,723)	(64)	(7,787)
Other comprehensive income	-	-	-	414	-	46	460
Net income	-	-	-	-	15,880	430	16,310

Balance as of December 31, 2013	37,155,355	826	127,060	(172)	430	987	129,131

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from operating activities:

Net income	$15,266	$16,460	$16,856
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,040	7,444	8,380
Interest expenses related to liabilities in connection with acquisitions	112	48	-
Accrued severance pay, net	143	8	-
Loss on sale of property and equipment	10	-	10
Stock-based compensation expenses	633	515	325
Amortization of marketable securities premium, accretion of discount	(14)	-	-
Gain on sale of subsidiary's operation	(136)	(136)	-
Decrease (increase) in trade receivables, net	(5,405)	11	473
Decrease (increase) in other long term and short term accounts receivable and prepaid expenses	(1,753)	145	(397)
Increase in trade payables	446	780	(700)
Increase (decrease) in accrued expenses and other accounts payable	953	(2,279)	(1,589)
Increase (decrease) in deferred revenues	1,593	(1,131)	(1,765)
Change in deferred income taxes, net	(1,650)	1,083	687

Net cash provided by operating activities	15,238	22,948	22,280

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013
Cash flows from investing activities:

Capitalized software development costs	(5,222)	(4,969)	(4,713)
Purchase of property and equipment	(497)	(510)	(497)
Cash paid in conjunction with acquisitions, net of acquired cash	(23,640)	(7,627)	(16,557)
Proceeds from sale of subsidiary's operation	136	136	-
Proceeds from sale of property and equipment	-	-	60
Proceeds from maturity of marketable securities	1,557	343	-
Proceeds from short-term bank deposits	21,974	3,601	-
Change in loans to employees and other deposits ,net	17	(34)	-
Investment in short-term bank deposit	(24,153)	(1,366)	-

Net cash used in investing activities	(29,828)	(10,426)	(21,707)

Cash flows from financing activities:

Proceeds from exercise of options by employees	875	309	1,462
Issuance (expense on issuance) of Ordinary shares	(21)	-	-
Dividend paid	-	(3,661)	(7,787)
Short-term credit, net	20	14	(47)
Purchase of non-controlling interest	(1,377)	(87)	(168)
Long term loan received	-	-	3,307
Repayment of long-term loans	-	-	(95)

Net cash used in financing activities	(503)	(3,425)	(3,328)

Effect of exchange rate changes on cash and cash equivalents	143	(64)	145

Increase (decrease) in cash and cash equivalents	(14,950)	9,033	(2,610)
Cash and cash equivalents at the beginning of the year	43,661	28,711	37,744

Cash and cash equivalents at end of the year	$28,711	$37,744	$35,134

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2011	2012	2013

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$-	$3,103	$1,581

Contingent acquisition payment	$750	$1,192	$3,981

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,015	$1,250	$1,519

Interest	$8	$17	$34

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company, and its subsidiaries ("the Group") is a global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications ("the Magic technology"). Magic technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental staffing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software and related services) and IT professional services (see Note 17 for further details). The principal markets of the Group are Europe, United States, Japan and Israel (see Note 17).

For information about the Company's holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock-based compensation costs. Actual results could differ from those estimates.

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

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the Non controlling interest book value, in accordance with the requirements of ASC 810 "Consolidation" and ASC 480-10-S99-3A, "Distinguishing Liabilities from Equity".

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2013	1,914
Net income attributable to redeemable non-controlling interests	546
Foreign currency translation adjustments	261

December 31, 2013	2,721

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

Cash and cash equivalent includes amounts held primarily in U.S. dollars, Euro, Japanese Yen and British Pound.

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain Group's ongoing projects and are classified under other receivables.

Marketable securities

The Company accounts for investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. Management determines the appropriate classification of its investments at the time of purchase and reevaluates such determinations at each balance sheet date. The Company classifies all of its marketable securities as available for sale. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

 The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial income, net”.

The Company recognizes an impairment charge when a decline in the fair value of its investments in debt securities below the cost basis of such securities is judged to be other-than-temporary. Factors considered in making such a determination include the duration and severity of the impairment, the reason for the decline in value, the potential recovery period and the Company’s intent to sell, including whether it is more likely than not that the Company will be required to sell the investment before recovery of cost basis. For securities that are deemed other-than-temporarily impaired, the amount of impairment is recognized in “net gain (impairment net of gains) on sale of marketable securities previously impaired” in the statements of income and is limited to the amount related to credit losses, while impairment related to other factors is recognized in other comprehensive income.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2011, 2012 and 2013, no such unrecoverable amounts were identified.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-Lived Assets

The Company long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plants and equipment.

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

During the years ended December 31, 2011, 2012 and 2013, no impairment was identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2013, the Company operates in two operating segments.

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

The Company adopted the provisions of ASU 2011-08 to its reporting units, for its annual impairment test in 2012 and 2013. This analysis determines that no indicators of impairment existed primarily because (the Company's overall financial performance has been stable since its respective acquisitions, and since forecasts of operating income and cash flows generated by the Company's reporting units appear sufficient to support the book values of the net assets of each reporting unit. In addition the Company's market capitalization has consistently exceeded its book value by a sufficient margin,

For newly acquired reporting units the Company determines the fair value of each reporting unit using the Income Approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit's fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The Company performed annual impairment tests during the fourth quarter of each of 2011, 2012 and 2013 and did not identify any impairment losses (see Note 9).

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

Revenue from professional services related to both software and the IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2011, 2012 and 2013, no such estimated losses were identified.

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

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax salary, but not more than statutory limits. Matching contributions are discretionary and are up to 3% of the participants contributions.  When contributions are granted, they are invested in proportion to each participant's voluntary contributions in the investment options provided under the plan.

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

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment, all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are is legally released from their obligations to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2011, 2012 and 2013 amounted to approximately $ 609, $ 829 and $ 1,132, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2011, 2012 and 2013 amounted to $ 313, $ 556 and $ 306, respectively.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 550,430, 669,887 and 536,877 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Historically the Company did not hold any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in its past years option pricing models. In September 2012, the Company adopted a dividend distribution policy according to which it will distribute in each year a dividend of up to 50% of its annual distributable profits. Therefore as of September 2012 the Company uses an expected dividend yield for its grants.

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

The fair value for the Company's stock options granted to employees and directors was estimated using the following weighted-average assumptions:

	2011	2013

Dividend yield	0%	3%
Expected volatility	63.3% - 65.3%	57.7% - 60.2%
Risk-free interest rate	2.1%	2.6%
Expected forfeiture (employees)	8.4%	-
Expected forfeiture (executives)	5.2%	5.2%
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple (employees)	2.7	-
Suboptimal exercise multiple (executives)	3.2	3.2

During the years ended December 31, 2011, 2012 and 2013, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 633, $ 515 and $ 325, respectively, as follows:

	Year ended December 31,
	2011	2012	2013

Cost of revenue	$4	$16	$11
Research and development	54	114	67
Selling and marketing	92	82	85
General and administrative	483	303	162

Total stock-based compensation expense	$633	$515	$325

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

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan, South Africa and Israel. The Company performs ongoing credit evaluations of its customers and excluding 2013to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2011, 2012 and 2013 was $ 136, $ 420 and $ 1,285, respectively.

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

Derivative instruments

A material portion of the Company's revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 519 and $ 0 as of December 31, 2012 and 2013, respectively. The notional principal of foreign exchange contracts to purchase U.S. dollars with Euros was $ 0 as of December 31, 2012 and $ 0 as of December 31, 2013. The notional principal of foreign exchange contracts to purchase U.S. dollars with Japanese Yen was $1,276 as of December 31, 2012 and $ 0 as of December 31, 2013.

At December 31, 2013, the Company did not have any cash flow hedges.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
		December 31,
	Balance sheet item	2012	2013
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$140	$-
Cash flow hedging:
Foreign exchange option contracts	" Other accounts receivable and prepaid expenses"	16	-

Total derivatives		$156	$-

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Statements	Gain (loss) recognized in the statements of income
	of	Year ended December 31,
	income item	2011	2012	2013

Cash flow hedging:
Foreign exchange forward and option contracts	"Operating expenses"	$63	$-	$-

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Financial expenses, net"	59	245	139

Total derivatives		$122	$245	$139

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation (see Note 3). The reclassification had no effect on previously reported net income, equity or cash flow.

Impact of recently issued accounting standards

 In July 2013, the Financial Accounting Standards Board (“FASB”) issued guidance that requires that a nonrecognized tax benefit be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. This net presentation is required unless a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset to settle any additional income tax that would result from the disallowance of the unrecognized tax benefit. This guidance is effective for fiscal year beginning after December 15, 2013, with early adoption permitted. The company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In March 2013, the FASB issued further guidance on accounting for the release of a cumulative translation adjustment into net income when a parent company either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets and provides guidance for the acquisition in stages of a controlling interest in a foreign entity. This guidance is effective for fiscal years beginning after December 15, 2013, with early adoption permitted. The company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

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

b.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 is to be paid during the next two years, of which, $ 1,192 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,750.

As of December 31, 2012 and 2013, the Company's liability towards the sellers is estimated at $ 4,031 and $1,522, respectively. The Company believes that the acquisition of this business will enable it to expand its professional services offering and leverage its relationships with top tier customers. Acquisition related costs were immaterial.

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

On May 2013 the company finalized the process of identifying the tangible and intangible assets for its acquisition. The following table summarize the fair value of the assets and liabilities acquired:

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

c.	On February 26, 2013, the Company purchased Pilat Europe Limited Ltd. and Pilat (North America) Inc. which provides custom human capital management solutions, for a total consideration of $ 1,233. The Company believes the acquisition will broaden its application product portfolio, customer base and strengthen its presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations of these entities were included in the consolidated financial statements of the Company commencing March 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$406
Intangible assets	331
Goodwill	496

Total assets acquired	$1,233

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company's management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.
F-31

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

d.	On May 16, 2013, the Company purchased Valinor Ltd, a consulting company specializing in project and product consultation, installation and implementation of databases for a total consideration of $ 1,618, of which $ 339 was paid upon closing, $ 339 was paid in November 2013, $340 is payable by May 25, 2014, and $ 600 is contingently payable upon the business meeting certain operational targets in 2013 and 2014. On December 2013 the company increased the total consideration according to 2013 results by $230 recorded in the Company’s statement of operations. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of projects and product consultation and installation and implementation of databases. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method .

The results of operations of these entities were included in the consolidated financial statements of the Company commencing May 15, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$28
Intangible assets	464
Goodwill	1,126

Total assets acquired	$1,618

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

e.	On May 30, 2013, the Company purchased Dario Solutions IT Ltd, a consulting company specializing in integration services of Microsoft products in enterprise IT environments for a total consideration of $ 3,723, of which $ 1,100 was paid upon closing, $ 906 is to be paid by February 28, 2014 and the remaining $ 1,717 is contingently payable upon the business meeting certain operational targets in 2013, 2014 and 2015. The company believes the acquisition will complement the company’s’ professional services offering to its existing and new customers in the field of software integration and advanced on target IT solutions for large and mid- range customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method .

The results of operations of these entities were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$371
Intangible assets	707
Goodwill	2,645

Total assets acquired	$3,723

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

f.	On November 11, 2013 the Company acquired the operations of Allstates Technical Services, LLC, a US-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The company believes the acquisition will broadens its existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Total assets acquired	$10,963

*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable as but no later than the measurement period.

g.	In addition, the Company acquired additional activities during the year ended December 31, 2013, whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 0.9 million.

h.	Below are certain unaudited pro forma combined statements of income data for the year ended December 31, 2012 and 2013, respectively, as if the acquisition in Note 3 had occurred at January 1, 2012, after giving effect to purchase accounting adjustments, including amortization of intangible assets. This pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2012, nor is it necessarily indicative of future results.

	Year ended December 31,
	2012	2013
	Unaudited

Total revenues	$158,132	$170,661
Net income attributable to Magic Software Enterprises shareholders	$17,206	$17,098
Earnings per share
Basic	$0.47	$0.46
Diluted	$0.46	$0.46

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2012				2013
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$407	$-	$20	$427	$407	$-	$3	$410
Commercial bonds	192	-	45	237	190	-	25	215
Equity funds	118	-	108	226	119	-	110	229

Total available-for-sale marketable securities	$717	$-	$173	$890	$716	$-	$138	$854

The amortized costs of available-for-sale debt securities at December 31, 2013, by contractual maturities, are shown below:

	Amortized	Gross unrealized gains (losses)		Estimated
	cost	Gains	Losses	fair value

Due in one year or less	$597	$28	$-	$625

	$597	$28	$-	$625

The actual maturity dates may differ from the contractual maturities because debtors may have the right to call or prepay obligations without penalties.

The following is the change in the other comprehensive income of available-for-sale securities during 2012:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2012	$145

Unrealized loss from available-for-sale securities	28

Other comprehensive income from available-for-sale securities as of December 31, 2012	$173

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2013:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2013	$173

Unrealized gain from available-for-sale securities	(35)

Other comprehensive income from available-for-sale securities as of December 31, 2013	$138

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2013
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$410	$-	$-	$410
Corporate bonds	-	215	-	215
Equity fund	229	-	-	229

Total financial assets	$639	$215	$-	$854

Liabilities:
Contingent consideration	$-	$-	$3,981	$3,981

Total financials liabilities	$-	$-	$3,981	$3,981

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2012
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Government bonds	$427	$-	$-	$427
Corporate bonds	-	237	-	237
Equity fund	226	-	-	226
Foreign currency derivative contracts	-	156	-	156

Total financial assets	$653	$393	$-	$1,046

Liabilities:
Contingent consideration	$-	$-	$1,942	$1,942

Total financials liabilities	$-	$-	$1,942	$1,942

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2012	2013

Opening balance	$1,046	$1,942
Increase in contingent consideration	1,192	2,459
Decrease in contingent consideration	(315)	(750)
Amortization of interest	19	330

Closing balance	$1,942	$3,981

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2012	2013

Short-term lease deposits	$615	$773
Prepaid expenses	1,039	1,156
Government authorities	2,313	862
Deferred tax assets, net	2,522	1,949
Restricted deposits	163	289
Other	44	180

	$6,696	$5,209

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2012	2013
Cost:

Leasehold improvements	$470	$546
Computers and peripheral equipment	9,826	10,106
Office furniture and equipment	1,875	2,639
Motor vehicles	244	98
Software	2,479	1,962

	14,894	15,351
Accumulated depreciation:

Leasehold improvements	242	288
Computers and peripheral equipment	9,420	9,657
Office furniture and equipment	1,435	1,947
Motor vehicles	124	68
Software	1,775	1,618

	12,996	13,578

Depreciated cost	$1,898	$1,773

Depreciation expenses amounted to $ 630, $ 757 and $ 656 for the years ended December 31, 2011, 2012 and 2013, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2012	2013
Original amounts:

Capitalized software costs	$54,599	$59,069
Customer relationships	19,802	23,843
Backlog and non-compete agreement	1,112	1,554
Acquired technology	2,138	3,112

	77,651	87,578
Accumulated amortization:

Capitalized software costs	41,191	45,075
Customer relationships	5,756	8,895
Backlog and non-compete agreement	472	630
Acquired technology	174	429

	47,593	55,029

Intangible assets, net	$30,058	$32,549

b.	Amortization expenses amounted to $ 4,410, $ 6,687 and $ 7,724 for the years ended December 31, 2011, 2012 and 2013, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2013 is as follows:

2014	7,207
2015	6,390
2016	5,291
2017	3,717
2018	2,722
2019 and thereafter	7,222

$32,549

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2012 and 2013 according to the Company's reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2012	$11,908	$26,989	$38,897

Business combination	6,248	-	6,248
Adjustments due to finalized purchase price allocation	(120)	140	20
Foreign currency translation adjustments	-	(502)	(502)

As of December 31, 2012	18,036	26,627	44,663

Business combination	9,007	1,036	10,043
Classifications	430	-	430
Foreign currency translation adjustments	1,022	(845)	177

As of December 31, 2013	28,495	26,818	55,313

The Company performed annual impairment tests during the fourth quarter of 2013 and did not identify any impairment losses (see Note 2).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2012	2013

Employees and payroll accruals	$7,073	$6,675
Accrued expenses	1,917	2,925
Deferred and contingent payments related to acquisitions	3,828	4,167
Government authorities	2,175	2,495
Other	2,195	675

	$17,188	$16,937

NOTE 11:- LONG TERM DEBT

		December 31,
	Interest rate as of December 31, 2013	2012	2013
	%
Loans from banks in USD (1)	3.7%	$-	$2,904
Loan from banks and other in NIS	4.1%-5.9%	-	405
Other long term debt		24	20

Less – Current maturities (included under “short-term debt”)		(12)	(1,055)

		$12	$2,274

(1)	Loan from a US bank, received on November 2013 in the amount of $3,000, paid monthly in equal payment, for a period of 36 months bearing interest of Libor+3.5%. The loan agreement contains various covenants which require us to maintain certain financial ratios. The Company has met the financial ratios as of December 31, 2013.

(2)	In November 2013, the Company entered into a three-year $3,000 credit facility. As of December 31, 2013, the company did not utilized the credit facility.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 24% in 2011, 25% in 2012 and 25% in 2013 and 26.5% in 2014.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

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

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2013, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2014 - 16%. As of December 31, 2013, the Company has not applied for this amendment. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 20% (on distribution commencing January 1, 2014) or lower, under an applicable tax treaty. Certain “Special Industrial Companies” that meet more stringent criteria (significant investment, R&D or employment thresholds), will enjoy further reduced tax rates of 5% in Zone A and 8% elsewhere. In order to be classified as a “Special Industrial Company,” the approval of three governmental authorities in Israel is required.

The Company and certain of its Israeli subsidiaries intend to apply the new incentives regime under Amendment 68 to its Approved Enterprises in Israel starting in 2014 and believes it will qualify as an “Industrial Company” under the new law.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2013, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 12,412, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 5,252 as of December 31, 2013, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 2,835 as of December 31, 2013, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2011	2012	2013

Domestic	$7,197	$10,462	$16,165
Foreign	7,866	6,092	2,266
	$15,063	$16,554	$18,431

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2011	2012	2013
Current:

Domestic	$447	$(1,291)	$(1,277)
Foreign	1,000	302	781

	1,447	(989)	(496)
Deferred taxes:

Domestic	(1,800)	414	2,673
Foreign	150	669	(602)

	(1,650)	1,083	2,071

Taxes on income (tax benefit)	$(203)	$94	$1,575

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2012	2013

Net operating loss carryforwards	$5,938	$5,293
Allowances, reserves and intangible assets	809	1,207

Deferred tax assets before valuation allowance	6,747	6,500
Less - valuation allowance	(888)	(1,154)

Deferred tax assets	5,859	5,346
Capitalized software costs	(1,772)	(1,723)

Deferred tax assets, net	$4,087	$3,623

Both current deferred tax liabilities and long term deferred tax liabilities are in respect of acquired intangible assets.

	December 31,
	2012	2011

Current tax assets	$2,522	$1,949
Non-current tax assets	1,565	1,674

Deferred tax assets	$4,087	$3,623

Current taxes are included under other accounts receivable and prepaid expenses and non-current tax assets are included under other long term receivables.

Significant components of the Company and its subsidiaries deferred tax liability are as follows:

	December 31,
	2012	2013

Current liabilities	$3,422	$2,567
Non-current liabilities	750	2,204

Net deferred tax liabilities	$4,172	$4,771

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2011, 2012 and 2013 statutory tax rate (24%, 25% and 25%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2011	2012		2013

Income before taxes, as reported in the consolidated statements of income	$15,063		$16,554	$18,431

Statutory tax rate	24%		25%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$3,615		$4,139	$4,609
Tax adjustment in respect of different tax rates	866		444	484
Deferred taxes on losses for which full valuation allowance was provided in the past	(37)		651	(304)
Changes in valuation allowance	(4,429)		(2,003)	-
Tax benefits in respect of prior years, net	(73)	*)	(1,126)	203
Nondeductible expenses	40		20	95
Uncertain tax position and other differences	(185)	**)	(2,031)	(3,512)

Income tax (tax benefit)	$(203)		$94	$1,575

*)	In 2012, the Company reversed its write-off of tax prepayment advances from prior years since the Company believes the utilization of the prepayments is more-likely-than not in the near future.
**)	This amount is mainly comprised of tax provisions reversal due to statute of limitation of prior years' tax assessments amounting to $1,270.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2011, 2012 and 2013, the Company recorded $ 727, $ (240) and $(2,811) of tax expenses (income), respectively, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax positions at January 1, 2012	$3,528

Increase in tax positions taken in prior years	270

Decrease in tax positions taken in prior years	(489)

Gross unrecognized tax benefits at December 31, 2012	3,309

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(2,811)

Gross unrecognized tax benefits at December 31, 2013	$498

The Company recognizes interest and penalties related to unrecognized tax benefits in taxes on income. During the years ended December 31, 2012 and 2013, the Company recorded $ (21) and $ 40, respectively, for interest and penalties expenses (income) related to uncertain tax positions. The liability for unrecognized tax benefits included accrued interest and penalties of $ 55 and $ 58 at December 31, 2012 and 2013, respectively.

As of December 31, 2013, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 13:-	EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On December 23, 2010, the Company issued 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. Following the Company's dividend distribution and in respect to warrants issuance agreement, exercise price was adjusted to $ 7.75 per share as of December 31, 2013.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2013, an aggregate of 1,153,063 ordinary shares of the Company are available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. The 2007 Plan will expire on August 1, 2017.

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

A summary of employee option activity under the Plans as of December 31, 2013 and changes during the year ended December 31, 2013 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	1,157,385	$2.74	5.87	$2,298
Granted	85,000	$6.00
Exercised	(528,627)	$2.73
Forfeited	(10,648)	$1.51

Outstanding at December 31, 2013	703,110	$3.16	6.68	$2,822

Exercisable at December 31, 2013	461,610	$2.36	5.78	$2,219

Vested and expected to vest at December 31, 2013	703,110	$3.16	6.68	$2,822

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011, 2012 and 2013 was $ 1.88, $4 and $ 6, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2013. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2011, 2012 and 2013 was $ 2,197, $ 572 and $ 1,741, respectively. As of December 31, 2013, there was $ 423 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

The following table represents the employee option activity whose vesting is contingent upon meeting various departmental and Company's wide performance goals (including revenue growth and net gain index), as of December 31, 2013. These options have been included in the above table on employee option activity:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2013	139,250	$1.44	5.55	$454

Outstanding at December 31, 2013	-	$-	-	$-

Exercisable at December 31, 2013	-	$-	-	$-

Vested and expected to vest at December 31, 2013	-	$-	-	$-

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2013, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	18,000	5.24	$0.17	18,000	$-
1.01-2	131,113	4.63	$1.40	131,113	$1.20
2.01-3	179,667	5.72	$2.29	179,667	$2.30
3.01-4	286,800	7.49	$3.89	286,800	$3.89
4.01-5	1,000	0.45	$4.06	1,000	$4.44
5.01-6	86,530	9.44	$5.95	1,530	$5.95

	703,110	6.68	$3.16	461,610	$2.36

e.	Accumulated other comprehensive income:

	December 31,
	2011	2012	2013

Accumulated realized and unrealized gain on available-for-sale securities, net	$145	$173	$138
Accumulated foreign currency translation adjustments	(152)	(776)	(327)
Unrealized gain (loss) on derivative instruments, net	(12)	17	17

Total other comprehensive income	$(19)	$(586)	$(172)

f.	On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion.

In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively. on August 12, 2013 the Company declared a dividend distribution of $ 0.09 per share ($ 3,390 in the aggregate) which was paid on September 3, 2013. On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share (see also note 17).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 14:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2011	2012	2013

Total costs	$7,269	$7,916	$8,419
Less - capitalized software costs	(5,222)	(4,969)	(4,713)

Research and development, net	$2,047	$2,947	$3,706

b.	Financial income (expenses), net:

Interest income net of bank charges	$397	$20	$(170)
Interest expenses related to liabilities in connection with acquisitions	(112)	(48)	(407)
Interest income from debt instruments	67	49	46
Loss arising from foreign currency translation and other	(131)	(11)	(153)

Financial income(expenses), net	$221	$10	$(684)

NOTE 15:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2013, are as follows:

2014	$1,741
2015	919
2016	815
2017 and thereafter	605

$4,080

Rent expenses for the years ended December 31, 2011, 2012 and 2013 were approximately $ 1,733, $ 1,701 and $ 1,911, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 214.

The Company currently occupies approximately 57,530 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 259.

b.	Guarantees and Collaterals:

The Company and certain of its subsidiaries have provided three of their clients with performance bank guarantees totaling $ 163, which are linked to the New Israeli Shekels, all of which will be terminated during 2014.

Several of the Company’s subsidiaries have pledged their accounts receivables to a financial institution, with respect to a US dollar loan received in 2013 (see also note 11).

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

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs are seeking damages in the amount of approximately NIS 52 million (approximately $ 15 million). The arbitrator determined that both the Company and its subsidiary breached the non-disclosure agreement. The closing summaries regarding damages have been submitted, but the arbitrator has not yet rendered his ruling..

In June 2011, the plaintiffs filed a motion to allow them to amend the claim by adding new causes of action and increasing the damages claimed in the lawsuit by approximately additional NIS 238 million (approximately $ 68,568) based on new arguments. Following discussions, the arbitrator rejected the motion and determined that if the plaintiffs wish to claim the additional damages (and the additional causes of action) they should do so in a separate legal proceeding. To date the plaintiffs did not file an additional lawsuit.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:- COMMITMENTS AND CONTINGENCIES (Cont.)

The Company recorded an accrual to cover damages to be awarded, based on the conclusions of the financial expert opinion that was filed by the Company in the arbitration proceedings. At this time, given the multiple uncertainties involved and in large part to the highly speculative nature of the damages sought by the plaintiff, which leaves a wide discretion to the arbitrator in quantifying and awarding the damages, the Company is unable to estimate the amount of the probable loss, if any, to be recognized or whether the accrual will be sufficient to cover the damages that will be awarded..

2.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

d.	on December 2013 the Company signed an OEM agreement with SAP for the purchase of certain SAP products to be distributed only to the Retail Market, during a period of 2 years. the Company obligation under the agreement is for minimum amount of 220 thousands Euros.

NOTE 16:- NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2011	2012	2013

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$15,044	$16,183	$15,880

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	36,267,739	36,502,264	36,835,163
Effect of dilutive securities	777,968	605,406	458,753

Denominator for diluted net earnings per share	37,045,707	37,107,670	37,293,916

Basic and diluted earnings per share	$0.41	$0.44	$0.43

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental staffing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2011

Total revenues	$58,137	$55,191	$-	$113,328
Expenses	44,086	50,468	4,057	98,611

Segment operating income (loss)	$14,051	$4,723	$(4,057)	$14,717

Depreciation and amortization	$3,837	$853	$350	$5,040

2012

Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972

Segment operating income (loss)	$14,913	$5,514	$(4,019)	$16,408

Depreciation and amortization	$5,937	$1,182	$344	$7,463

2013

Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831

Segment operating income (loss)	$14,289	$8,659	$(3,821)	$19,127

Depreciation and amortization	$5,917	$2,210	$253	$8,380

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31,
	2011	2012	2013

Israel	$7,982	$11,561	$24,006
Europe	24,351	29,139	31,386
United States	60,727	64,591	70,872
Japan	12,111	12,661	11,965
Other	8,157	8,428	6,729

	$113,328	$126,380	$144,958

d.	The Company's long-lived assets are located as follows:

	December 31,
	2012	2013

Israel	$48,452	$35,465
Europe	2,171	8,314
United States	15,459	23,287
Japan	6,164	5,180
Other	3,657	3,395

	$75,903	$75,640

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2011, 2012 and 2013, the Company had one customer, included in the IT professional services segment, which accounted for 25%, 19% and 13% of the group revenues, respectively.

NOTE 18:-	SUBSEQUENT EVENTS

On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,470 in the aggregate) which will be paid on March 14, 2014. The dividend distribution relates to the Company's earnings in the second half of 2013.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2013:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Business Solutions Ltd	96.3	Israel
Comm-IT Technology Solutions Ltd	80	Israel
Comm-IT Software Ltd	80	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.	51	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd	100	U.K.
Valinor Ltd	80	Israel
Dario Solutions IT Ltd	80	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A

- - - - - - - - - - - -

Feb 21 14 07:22p p.1

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the "Company") as of December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 10, 2014

J. Cohen CPA (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

Feb 21 14 07:23p p.3

Levy Cohen & Co.

Registered Auditors

37 Broadhurst Gardens, London NW6 3QT

Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the "Company") as of December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders' equity for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 10, 2014

J. Cohen CPA (SR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178286.

Feb 21 14 07:22p p.2

Levy Cohen & Co.
Registered Auditors
37 Broadhurst Gardens, London NW6 3QT
Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Pilat Europe Limited

We have audited the accompanying balance sheet of Pilat Europe Limited (the "Company") as of December 31, 2013, and the related profit and loss account and changes in shareholders' equity for the year ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013, and the related profit and loss account and changes in shareholders' equity for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,
LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants

February 6, 2014

J. Cohen CPA (ISR)
R. Shahmoon ACA

Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C006178266.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2013, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 30, 2014

KDA Audit Corporation

KDA Audit Corporation

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: February 21, 2014

94