Form 20-F
period 2014-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2015-04-21
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

5 Haplada Street, Or Yehuda 6021805, Israel

(Address of principal executive offices)

Amit Birk; +972 (3) 538 9322; abirk@magicsoftware.com

5 Haplada Street, Or Yehuda 6021805, Israel

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

Ordinary Shares, par value NIS 0. 1 per share…………..44,174,217 (as of December 31, 2014)

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

Yes ☒ No *

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

Yes * No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statement on Form F-3, File No. 333-192241 and into the registrant’s Registration Statements on Form S-8, File Nos. 333-13270, 333-113552, 333-132221 and 333-149553.

INTRODUCTION

We are a global provider of proprietary application development, business process integration and selected vertical complete software solutions and related professional services, and a vendor of IT outsourcing services. Our software is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and MVNO/E, (ii) management systems of both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing (iii) human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making and (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on demand service or on premise solutions. Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 1,200 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our product portfolio consists of:

•	Magic xpa – a proprietary application platform for developing and deploying business applications.
•	Appbuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.
•	Magic xpi – a proprietary platform for application integration.

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

Our vertical packaged software solutions include:

•	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.
•	Hermes Solution – a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations supporting operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace and security to billing.

i

•	HR Pulse – a customized SaaS and on premise solution for HCM that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies and promote the building and implementation of solutions that address broader business challenges.
•	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

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

iii

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

We have derived the following consolidated income statement data for the years ended December 31, 2012, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013 and 2014 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the year ended December 31, 2010 and 2011 and the consolidated balance sheet data as of December 31, 2010, 2011 and 2012 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands, except share and per share data)
Revenues:
Software	$20,111	$23,110	$23,684	$23,254	$25,351
Maintenance and technical support	14,407	16,751	22,384	22,685	22,780
Consulting services	54,060	73,467	80,312	99,019	116,173
Total revenues	88,578	113,328	126,380	144,958	164,304
Cost of revenues:
Software	5,320	5,771	7,439	6,648	7,646
Maintenance and technical support	2,070	2,250	3,238	2,949	2,921
Consulting services	44,058	59,237	62,716	76,296	89,160
Total cost of revenues	51,448	67,258	73,393	85,893	99,727
Gross profit	37,130	46,070	52,987	59,065	64,577
Operating costs and expenses:
Research and development, net	2,072	2,047	2,947	3,706	4,750
Selling and marketing	17,526	20,147	22,990	23,066	24,580
General and administrative	8,194	9,159	10,642	13,166	14,521
Other income, net	-	-	-	-	-
Operating income	9,338	14,717	16,408	19,127	20,726
Financial income (expense), net	(224)	221	10	(684)	(1,786)
Other income (expense), net	159	125	136	(12)	(67)
Income before taxes on income	9,273	15,063	16,554	18,431	18,873
Tax benefit (taxes on income)	102	203	(94)	(1,575)	(2,307)
Income after taxes on income	9,375	15,266	16,460	16,856	16,566
Net income	$9,375	$15,266	$16,460	$16,856	$16,566
Change in redeemable non-controlling interests	-	-	184	546	542
Net income attributable to non-controlling interests	-	222	93	430	621
Net income attributable to Magic's Shareholders	9,375	15,044	16,183	15,880	15,403
Basic earnings per share	$0.29	$0.41	$0.44	$0.43	0.36
Diluted earnings per share	$0.29	$0.41	$0.44	$0.43	$0.36
Shares used to compute basic earnings per share	32,140	36,268	36,502	36,835	44,172
Shares used to compute diluted earnings per share	32,731	37,046	37,108	37,294	43,305
Dividends	-	-	3,661	7,723	8,681
Cash dividend declared per ordinary share	$0.50	-	$0.10	$0.21	$0.22

Balance Sheet Data:

	December 31,
	2010	2011	2012	2013	2014
	(U.S. dollars in thousands)
Working capital	$48,815	$36,304	$44,205	$45,171	$102,843
Cash, cash equivalents, short term deposits and marketable securities	46,542	32,122	38,634	35,988	84,430
Total assets	111,950	135,971	152,954	167,003	224,184
Total equity	88,865	105,625	118,361	129,131	187,724

Dividend Policy

Dividends:

In December 2009, we declared a cash dividend of $0.5 per share ($16.0 million in the aggregate) to our shareholders of record on January 11, 2010, that was payable on January 25, 2010.

In September 2012, we declared a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012, that was payable on October 17, 2012.

In February 2013 we declared a cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on February 25, 2013 that was payable on March 14, 2013.

In August 2013, we declared an additional cash dividend of $0.09 per share ($3.4 million in the aggregate) to our shareholders of record on August 21, 2013 that was payable on September 3, 2013.

In February 2014, we declared paid a cash dividend of $0.12 per share ($4.5 million in the aggregate) to our shareholders of record on February 27, 2014, that was payable on March 14, 2014.

In September 2014, we declared a cash dividend in the amount of US $0.095 per share ($4.2 million in the aggregate) to shareholders of record on August 19, 2014, that was payable on September 4, 2014.

During 2014, we distributed cash dividends totaling $8.7 million (or $0.215 per share), providing a dividend yield of approximately 3.2%.

In February 2015, we declared a cash dividend in the amount of US $0.081 per share ($3.6 million in the aggregate) to our shareholders of record on February 23, 2015, that was payable on March 11, 2015.

The distributed amounts were consistent with our Board of Directors’ dividend policy to distribute a dividend of up to 50% of our annual distributable profits each year, subject to any law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, change the rate of dividend distributions or decide not to distribute a dividend. For information about our dividend policy and distributions see Item 8A. “Financial Information - Consolidated Statements and Other Financial Information.”

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

We derive a significant portion of our revenues from sales of application platforms, integration products and vertical software solutions and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and staffing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success will mainly be dependent on the continued acceptance of our application platforms and integration products primarily under our Magic xpa. Magic xpi and Appbuilder brands. The continued acceptance of these products will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which they are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

Adapting to evolving technologies may require us to invest a significant amount of resources into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies which we have adapted into our products and packaged software solution. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our service solutions and system integrations related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

We are exposed to general global economic and market conditions, particularly those impacting the communications industry.

We provide packaged software and IT services to service providers in the communications industry, and our business may therefore be highly dependent upon conditions in that industry. Developments in the communications industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many communications companies to decline or degrade. Industry consolidation involving our customers may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the communications industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to economic recovery in recent years may have adverse consequences for our customers and our business.

Downturns in the business climate for communications companies have in the past resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

The revenues of one of our principal IT professional services subsidiaries is dependent upon Ericsson Inc., or Ericsson, which is currently our largest customer, accounting for 19%, 13% and 10% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The decline in the percentage of our total revenues attributable to Ericsson is the result of an increase in our total revenues and the completion of a number projects for Ericsson. We do not know if, or for how much longer, Ericsson will continue to utilize our IT professional services. Under a recently entered master services agreement, Ericsson may terminate its agreement with us upon 30 days’ notice without any penalty. The termination of our agreement with Ericsson, or a significant decrease in revenues from them, may adversely affect our business, results of operations and financial condition.

If our customers terminate contracted projects or choose not to retain us for additional projects, our revenues and profitability may be negatively affected.

Our IT professional services customers typically retain us on a non-exclusive basis. Many of our customer contracts, including those that are on a fixed price and timeframe basis, can be terminated by the customer with or without cause upon 90 days’ notice or less, and generally without termination-related penalties. Additionally, our contracts with customers are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. In addition, the increased breadth of our service offerings may result in larger and more complex projects for our customers that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our customers may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

•	a customer’s financial difficulties;

•	a change in a customer’s strategic priorities;

•	a customer’s demand for price reductions; and

•	a decision by a customer to utilize its in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively impact our revenues and profitability.

We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter from time to time into a number of firm fixed-price contracts. If our initial cost estimates are incorrect, we can lose money on these contracts. Because many of these contracts involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

Our ability to attract and retain customers depends to a large extent on our relationships with our customers and our reputation for high quality solutions, professional services and integrity. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a customer’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely impacts our customers’ businesses.

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

If our technical support or professional services are not satisfactory to our customers, they may not renew their maintenance and support agreements or buy future products, which could adversely affect our future results of operations.

Our business relies on our customers’ satisfaction with the technical support and professional services we provide to support our products. If we fail to provide technical support services that are responsive, satisfy our customers’ expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew annual maintenance and support contracts and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could lead our customers not to renew their agreements with us or renew on terms less favorable to us, and therefore have a material and adverse effect on our business and results of operations.

We face intense competition in the markets in which we operate. This competition could adversely affect our business, results of operations and financial condition.

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, vertical solutions and services markets in which we operate. The growth of the cloud computing market has increased the competition in these areas. We expect that such competition will increase in the future, both with respect to our technology, applications and services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

We also compete with other companies in the technical IT consulting and staffing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through four of our subsidiaries in the United States and three of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

As we derive a portion of our revenues from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in its annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons, such as occurred in the Israeli recession ending in 2004 or the recent worldwide recession, may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying receipt of payment from the government of Israel for services performed.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past five years we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution integrator and a Business Partner of SAP; (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; (vii) the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, engineering and telecom personnel; (viii) Datamind, a software solutions integrator of user-driven Business Intelligence (“BI”) solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are. QlikView and Qlik Sense are self-service data visualization and analysis applications/tools built using market-proven data indexing engine, delivering the ease-of-use business users require to create personalized visualizations, reports and dashboards through simple drag-and-drop techniques, while ensuring centralized data security and governance. These BI tools are designed to expand the focus of filling the gap between visualization or dashboard solutions and complex BI platforms tied to report-centric ways of doing business. As Data Discovery is being adopted as an alternative BI platform, these BI tools are designed to give users the immediate insights they need and IT professionals the enterprise manageability and governance they require. It supports the way human curiosity naturally searches, filters, questions and finds associations in data to find meaning in information more easily, revealing insights and enabling decisions in the process; (ix) Formula Telecom Solutions Ltd., an Israeli based global proprietary software vendor, specializes in the development, sale, service and support of Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things, or M2M/IoT, payment and other industries; and (x) our most recent announcement of February 25, 2015 regarding our entry into a definitive agreement to acquire a 70% stake, with an option to increase our holdings to 100%, in an Israeli-based company specializing in software professional services for mainframes and complex large-scale environments. The acquisition is subject to the fulfillment of certain conditions defined in the acquisition agreement. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

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

We have experienced rapid growth during the last six years, through both acquisitions and organic growth. The number of our employees increased from 397 as of December 31, 2009 to approximately 1,181 as of December 31, 2014 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

•	recruiting, training and retaining skilled technical, marketing and management personnel;

•	maintaining high quality standards;

•	preserving our corporate culture, values and entrepreneurial environment;

•	developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

•	maintaining high levels of customer satisfaction.

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

Our customers ordinarily require the delivery of our products promptly after we accept their orders. With the exception of contracts for services and packaged software solution projects, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another could adversely affect our results of operations for the prior quarter. Our customers sometimes require an acceptance test for services and packaged software solutions projects we provide and as a result, we may have a significant backlog of orders arising from those services and projects. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that quarter may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

The revenues in one of our principal IT professional services subsidiaries are dependent upon one key customer and a significant decrease in revenues from such customer could adversely affect our business, results of operations and financial condition.

The revenues of one of our principal IT professional services subsidiaries is dependent upon Ericsson, which is currently our largest customer, accounting for 19%, 13% and 10% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. The decline in the percentage of our total revenues attributable to Ericsson is the result of an increase in our total revenues and the completion of a number projects for Ericsson. We do not know if, or for how much longer, Ericsson will continue to utilize our IT professional services. Under a recently entered master services agreement, Ericsson may terminate its agreement with us upon 30 days’ notice without any penalty. The termination of our agreement with Ericsson, or a significant decrease in revenues from them, may adversely affect our business, results of operations and financial condition

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $26.9 million as of December 31, 2009 to approximately $88 million as of December 31, 2014 as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP may lead to further impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects and competition for such professionals may adversely affect our business, results of operations and financial condition.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals and also upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and staffing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and, to a lesser extent, temporary personnel agencies. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and customer preferences. Demand for qualified professionals conversant with certain technologies may exceed supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products and packaged software solutions through our own direct sales representatives and offices, as well as through third parties that use our technology to develop and sell solutions to their customers (ISVs) and also through system integrators. The ISVs then sell the applications they develop on the Magic xpa or AppBuilder application platforms to end-users. In some regions, especially in Asia and Asia-Pacific, Central and Eastern Europe, Spain, Italy, South America, Africa and a few countries in the Mediterranean area, we also sell our products and packaged software solutions through a broad distribution and sales network, including independent regional distributers. We are dependent upon the acceptance of our products by our ISVs and independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling competitive products. Our ISVs may stop using our technology to develop and sell solutions to end-users. Similarly, our independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by a decline in the number of ISVs utilizing our technology and by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors. If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional services. Our software licenses revenues also include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services increases as a percentage of our total revenues, our gross profit margins may decline in the future.

Our success depends in part upon the senior members of our management and research and development teams, and our inability to attract and retain them or attract suitable replacements could have a negative effect on our ability to operate our business.

We are dependent on the senior members of our management and research and development teams. We do not maintain key man life insurance for any of the senior members of our management and research and development teams. Competition for senior management in our industry is intense, and we may not be able to retain our senior management personnel or attract and retain new senior management personnel in the future. The loss of one or more members of our senior management and research and development teams could have a negative effect on our ability to attract and retain customers, execute our business strategy and otherwise operate our business, which could reduce our revenues, increase our expenses and reduce our profitability.

We may encounter difficulties with our international operations and sales which could adversely affect our business, results of operations and financial condition.

While our principal executive offices are located in Israel, 91%, 83% and 82% of our sales in the years ended December 31, 2012, 2013 and 2014, respectively, were generated in other regions and countries including, but not limited to the United States, Europe, Japan, Asia-Pacific, India and Africa. Our success in becoming a stronger competitor in the sale of application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2012, 2013 and 2014, approximately 49%, 51% and 52% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan and Asia-Pacific, Israel, the United Kingdom and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or other instruments to hedge part or all of our exposures from time to time, they may not effectively eliminate such risk, if at all.

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

Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

As internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies and industry groups becomes more likely. For example, we believe increased regulation is likely with respect to the solicitation, collection, processing or use of personal, financial and consumer information as regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection, privacy and data security. In addition, the interpretation and application of consumer and data protection laws and industry standards in the United States, Europe and elsewhere are often uncertain and in flux. The application of existing laws to cloud-based solutions is particularly uncertain and cloud-based solutions may be subject to further regulation, the impact of which cannot be fully understood at this time. Moreover, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data and privacy practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data and privacy practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. Also, any new regulation, or interpretation of existing regulation, imposing greater fees or taxes on internet-based services, or restricting information exchange over the Web, could result in a decline in the use and adversely affect sales of our products and our results of operations.

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

Despite our regular quality assurance testing, as well as testing performed by our partners and end-users who participate in our beta-testing programs, errors may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our ISVs, system integrators and enterprises over which we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

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

Our proprietary technology and packaged software solutions are difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

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

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 20,158,201 or 45.2%, of our outstanding ordinary shares as of the date of this annual report. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 46.4% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law, Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Asseco will most probably be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of external directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. In 2012 our share price on the NASDAQ Global Select market declined by 7%, in 2013 our share price increased by 59% and in 2014, our share price declined by 14%. Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

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

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. There can be no assurance that we will not be considered a PFIC for any taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

In recent years, there have been hostilities between Israel and Hezbollah in Lebanon and Hamas in the Gaza strip, both of which resulted in rockets being fired into Israel causing casualties and disruption of economic activities. Most recently, in July 2014, an armed conflict commenced between Israel and Hamas. In addition, Israel faces threats from more distant neighbors, in particular, Iran. Also, since 2011, riots and uprisings in several countries in the Middle East and neighboring regions have led to severe political instability in several neighboring states and to a decline in the regional security situation. Such instability may affect the local and global economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

We were organized under the laws of the State of Israel in 1983 as Mashov Software Export (1983) Ltd. We changed our name to Magic Software Enterprises Ltd. and completed our initial public offering on the NASDAQ Stock Market in 1991. We completed the dual-listing of our shares for trading on the Tel Aviv Stock Exchange in 2000. We are a public limited liability company and operate under the Israeli Companies Law 1999 and associated legislation. Our registered offices and principal place of business are located at 5 Haplada Street, Or-Yehuda 6021805, Israel, and our telephone number is +972-3-538-9292. Our U.S. subsidiary, Magic Software Enterprises Inc., is located at 24422 Avenida de la Carlota, Laguna Hills, CA 92653. Our website address is www.magicsoftware.com. The information on our website is not incorporated by reference into this annual report.

We are a global provider of proprietary application development, business process integration and comprehensive packaged software solutions and related professional services, and a vendor of IT professional and outsourcing services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology and complementary services) and IT professional services.

Our software is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT services, we offer a complete portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and MVNO/MVNE, (ii) management systems of both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing (iii) HCM solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance to enhance HCM decision making and (iv) a comprehensive system for managing broadcast channels through cloud-based on demand service or on premise solutions. Based on our technological capabilities, our software solutions enable customers to respond to the rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations We have approximately 1,200 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd. This group is an Israel-based software and systems development house that specializes in a broad range of advanced IT and communications services and solutions with proven experience and successful implementation of many projects in a variety of advanced technologies in the U.S., Europe and Israel. We and the other shareholders hold mutual put and call options, for the remaining 20% interest in the group.

In May 2013, our subsidiary, CommIT Technology Solutions Ltd., acquired two Israeli companies, Dario Solutions IT Ltd. and Valinor Ltd. Dario, a Microsoft Gold Level Partner, provides integration services with respect to Microsoft products and provides software integration and advanced IT solutions for large and mid-range customers in Israel. Dario's customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, telecom and construction companies and hi-tech firms. Dario specializes in virtualization and private cloud, server based computing, storage area networks, multiple user system management and mobile solutions.

Valinor specializes in project and product consultation, installation and implementation of databases and employs a wide range of information system architects, including data base system architects, or DBAs, who have expertise in database management. Valinor assists its customers in finding creative and effective solutions, including development, conversion, upgrade and installation of complex database systems that handle large amounts of information.  As a Microsoft Certified Partner and an Oracle Gold Level Partner, Valinor collaborates with both of these major software providers and is involved in different projects in Israel and internationally. Valinor’s DBA employees assist Microsoft in developing SQL Server based databases and provide database consultations for strategic partners. Valinor customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, communications companies and hi-tech firms.

On October 15, 2013, we announced the availability of new offline capabilities for Magic xpa and the launch of our Enterprise Mobility Solution that provides businesses with a holistic solution to address their critical enterprise mobility requirements. Our Enterprise Mobility Solution combines our enhanced application and integration platforms, mobile device management, or MDM, tools (based on a white label distribution agreement with SOTI, a leading provider of MDM solutions) and new mobile-oriented professional services. Our Enterprise Mobility Solution provides everything businesses need to deliver successful enterprise-grade business apps including: (i) secure and reliable access to real-time enterprise data; (ii) seamless natural user experiences enabled by native apps that can take full advantage of embedded device capabilities and third-party add-ons; (iii) fast time-to-market; (iv) full security at data, user, device and application levels; and (v), comprehensive management capabilities. We also offer professional services for every stage in the mobile app lifecycle. We believe that by offering a comprehensive solution, we can increase the attractiveness and competitiveness of our Enterprise Mobility Solution to enterprises looking to deploy mobile applications.

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

In July 2014, we released Magic xpa Application Platform 2.5 with new features and enhancements to allow for fast and easy enterprise mobility application creation and improved user experience along with the brand-new Magic Mobile Accelerator Framework, which includes a set of pre-built, reusable and customizable components for a wide variety of popular mobile application features, including user interface and display, navigation, graphs and charting, location services, synchronization, and device and application auditing. Designed to work together under the same framework, accelerator components enable Magic developers to create attractive, functional mobile applications, faster and with less effort than before.

In October 2014, we acquired 100% of F.T.S. – Formula Telecom Solutions Ltd., or FTS, an Israeli based software vendor. FTS specializes in the development, sale, service and support of Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries. FTS has a track record of proven experience and successful implementation of many projects in Western and Eastern Europe, Asia and Africa. We believe that the acquisition will broaden our professional service offerings to our existing and new customers in the fields of Business Support Systems, including convergent charging, billing, customer management and policy control.

In December 2014, we released version 4.1 of our Magic xpi Integration Platform, incorporating feedback from the field to bring our customers additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. We also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.

Our new web-based monitoring capabilities enable 24/7 monitoring from any location, providing our customers with accurate information about the status and health of their projects through intuitive and easy to interpret graphs and dashboards. Information is available for whole projects or for different levels within the projects and filters allow you to further refine the display. The information provided by the Magic Monitor helps you to see where you can make modifications to improve project performance and alerts you to potential problems when they arise. You can also make adjustments to the servers directly from the Monitor, without having to go back to the Magic xpi Studio to reconfigure your project.

In addition, we released/updated the following connectors:

•	Dynamics CRM 2013
•	Dynamics CRM 2015
•	Dynamics AX connector
•	SugarCRM upgrade to API V10
•	Google calendar – API upgrade

Our capital expenditures for the years ended December 31, 2012, 2013 and 2014 were approximately $0.5, $0.5 and $1.0 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements.

B.	BUSINESS OVERVIEW

Industry Overview

The global enterprise information technology market is expected to exceed $3.8 trillion in 2015 (Gartner, Forecast: IT Spending, Worldwide, 4Q14 Update, December 2014). The market consists of five primary components, including telecommunication services, IT services, devices, software and data center systems. The IT services segment represented $981 billion of the overall IT spending, or 26% of the total market opportunity (Gartner Market Databook, 4Q14 Update). The software segment represented $335 billion of the market globally, or 9% of the total market opportunity (Gartner Market Databook, 4Q14 Update).

In recent years, the number of available enterprise applications has grown significantly which has led information system complexity within many organizations to a level that has obstructed business progress and evolution, reduced business agility and led to significantly higher costs. We believe this complexity will continue to increase in the future. Although it is not unusual for organizations to operate multiple applications, systems and platforms that were created utilizing disparate programming languages, the complexity of these environments typically reduces an organization’s operating flexibility, hinders decision-making processes and leads to costly inefficiencies and redundancies. When organizations seek to swiftly change, update and upgrade IT assets to support new business processes or to cope with changes in business and regulatory environments, they often find that the introduction and integration of new or upgraded business applications is more complex than expected, requires significant implementation resources, takes a long time to implement and is costly. The proliferation of smartphones and mobile platforms necessitates device-independent and future-proof business solutions for fast, simple, and cost-effective mobile deployment. In addition, new cloud computing technologies present enterprises with an opportunity to realize greater agility and meaningful cost savings to businesses, creating a growing need for further changes to enterprises’ IT applications and systems.

The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. While application development for traditional platforms is a well-established and mature market which is expected to grow globally from $9.4 billion to $10.8 billion in 2017 (Gartner, Enterprise Software Markets, Worldwide, 2010 – 2017, 4Q14 Update, December 2014), emerging mobile applications, systems and devices are transforming the application development space rapidly. The mobile enterprise application market is expected to grow from $1.2 billion in 2013 to reach $3.7 billion by 2018 (IDC: Worldwide Mobile Enterprise Application Development Platform 2014–2018 Forecast and 2013 Vendor Shares). By 2018, it is expected that more than half of all business-to-employee (B2E) mobile apps will be created by enterprise business analysts using codeless tools, such as those offered by us (Gartner: Market Guide for Rapid Mobile App Development Tools, Nov. 2014).

The IT services segment of the market is comprised of a broad array of specific segments such as infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services. In addition, IT professional services include quality assurance, product engineering services and process consulting. The IT services segment is also undergoing a profound transition, with some key trends that have accelerated recently. Growing demand for mobile and cloud-based applications as well as Big Data solutions also entails more complex IT development and integration projects which management and implementation require a higher level of expertise, In addition, the typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services. This transition has been accentuated by an underlying change in IT services sourcing processes: the need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

We have identified the following trends that are relevant to the markets we operate in:

•	Increasingly complex business integration: In recent years, enterprises operate multiple applications and platforms, using various programming languages, resulting in complex enterprise information systems. Such systems and the ability to swiftly change, update, and upgrade them to support new business processes are crucial to the enterprise’s ability to cope with changes in the business, economic and regulatory environment. However, the introduction and integration of new business applications is complex, requires significant time and human resources and entails significant and often unpredicted costs. Therefore, enterprises are in need of solutions that will facilitate the rapid and seamless deployment of business applications.

•	Reusing IT assets/enterprise applications: In an increasingly dynamic technology, business and economic environment, organizations face mounting pressure to continue to leverage their large IT investments in enterprise applications, such as ERP and CRM, while increasing their ability to change business processes and support new ones. Tools to support lightweight yet rapid, iterative and modular development methodologies, reusable architectures and application life-cycle management are primary drivers for spending on application development worldwide.

•	Enterprise mobility: With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprise users now expect instant access to real-time information, a rich user experience, seamless integration with various enterprise systems and support to multiple mobile devices. As such, enterprises need to be able to develop device-independent and robust business solutions for fast and cost-effective mobile deployment.

•	Cloud, Platform-as-a-Service and Software-as-a-Service: Cloud, Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) are each becoming a well-established phenomenon in some areas of enterprise IT. Cloud-hosted applications continue to grow as alternatives to internally managed systems as they deliver greater agility and meaningful cost savings to businesses. In addition, fast time-to-deployment, low cost-of-entry, and adoption of pay-as-you-go models drive growing adoption of SaaS applications. In turn, SaaS applications enable the rapid construction, deployment and management of some custom-built applications accessed as a service in the cloud. With more SaaS deployments, the need for integration tools that bridge the cloud apps with on-premise application increases.

•	Big Data: The amount of digital information that is being generated by enterprises each year, across a number of diverse data sources and formats, is growing rapidly. Enterprises are required to retain, process and analyze data to attain meaningful insights and gain competitive advantages, and therefore require versatile and flexible tools in order to quickly and reliably process these increasingly large amounts of data.

•	IT Consulting: The typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services.

•	Sourcing processes: The need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

Business Overview

We are a global provider of proprietary application development, business process integration and comprehensive packaged software solutions and related professional services and a vendor of IT outsourcing services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology and complementary services) and IT professional services.

Our software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment.

In the aggregate, we have approximately 1,200 employees and operate through a network of over 3,000 independent software vendors and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software products and software solutions consist of:

Products

○	Magic xpa Application Platform
○	Appbuilder Application Platform
○	Magic xpi Integration Platform

Software Solutions

○	Leap™ – offered by our subsidiary, FTS, this is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.
○	Hermes Solution – offered by our subsidiary, Hermes Logistics Technologies Ltd., this is a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing.
○	HR Pulse – offered by our subsidiaries, Pilat (NAI) Inc and Pilat Europe Ltd., this is a customized SaaS and on premise solution for HCM that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies and promote the building and implementation of solutions that address broader business challenges.
○	MBS Solution – offered by our subsidiary, Complete Business Solutions Ltd., this is a proprietary comprehensive core system for managing TV broadcast channels.

Our software solutions are used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. We also provide selected verticals with a complete software solution.

Our IT services subsidiaries are:

•	Coretech Consulting Group LLC
•	Fusion Solutions LLC
•	Xsell Resources Inc
•	Allstates Consulting Services LLC
•	CommIT Group

Our IT services offerings include a broad portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental staffing services.

Software Solutions

Our software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our products solutions, enterprises and independent software vendors, or ISVs, can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. In addition, we also offer a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products and vertical software solutions, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint or other eco-systems. As such, we enjoy a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, industrial companies, public institutions and international agencies.

Background

Our software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Our software solutions and professional services empower customers to dramatically improve their business performance and return on investment by enabling the affordable and rapid delivery, integration and mobilization of business applications, systems and databases. Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIAs and SaaS. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Our technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, Appbuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

An increasing number of our customers and partners across various markets and industries around the globe are using Magic solutions to develop and deploy mobile enterprise applications. In 2014, we had 121 new Magic XPA and Mobile costumers, including:

•	South African-based Nictus Ltd. chose our Enterprise Mobility Solution to create integrated mobile applications for thousands of its financial services employees and customers that will combine relevant data and processes from its custom CRM and Sage Accpac ERP applications.

•	U.S.-based Millennium MusicMedia selected our Enterprise Mobility Solution to create a cross-channel SaaS-based business application which tracks the digital assets and royalties of subscribers, including independent artists, writers, producers and publishers, from desktop, iOS or Android devices.

•	Germany’s Rummel Matratzen used the Magic xpa Application Platform to create and deploy an iPad application for its sales team.

•	BNP Real Estate, a subsidiary of French bank BNP Paribas that operates in all areas of the real estate business, upgraded and mobilized its key sales application using the Magic xpa Application Platform.

•	U.K.-based Cape plc developed a fully certified mobile solution designed to allow construction site managers to access integrated data from a wide range of enterprise systems and multiple databases, all on a single screen on their mobile device.

•	U.S.-based Dove Tree Canyon Software developed a RIA-based solution for deploying its next-generation warehouse management software over mobile devices. Having used our technology to successfully deploy an application on Windows Mobile devices, Dove Tree turned to Magic xpa Application Platform to implement its decision to support iOS and Android tablets.

•	The Swiss branch of SAGE, a leading vendor of integrated and innovative financial software, mobilized its Prospero suite of financial solutions for portfolio managers, brokers, traders, and other financial professionals using our Enterprise Mobility Solution.

•	WellMark LLC, a U.S.-based manufacturer of liquid and pneumatic controls and valves for the oil and gas industry, developed and deployed iPhone and iPad mobile business applications designed to allow users to access pricing, in-house and remote warehouse inventory status and customer status information.

•	BKB GrainCo, a South African leader in the trading, storage, and milling of grain commodities, deployed mobile enterprise apps on mobile devices running on the BlackBerry platform. Android and iOS versions are currently being developed.

•	KDDI, a leading Japan-based telecom company, used our technology as the back-end integration engine for its new service connecting Salesforce.com with Android smartphones.

•	A top-tier Thai bank which operates approximately 1,000 branches, 6,000 ATMs, 100 foreign exchange offices and 50 international trade centers throughout Thailand, as well as many international branches, has selected AppBuilder as part of its core banking development platform.

The underlying principles and purpose of our technology are to provide:

•	Simplicity – the use of code-free development tools instead of hard coding and multiple programming languages;

•	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks;

•	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability;

•	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and

•	Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform delivers fast and simple integration and orchestration of business processes and applications. We had 57 new Magic XPI customers in 2014.

Partnerships and Alliances:

We continue to build on our existing strategic partnerships that include Oracle, JD Edwards, SAP, Salesforce.com, IBM, SugarCRM and Microsoft to enhance our mobile and integration offerings.

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

We have continually enhanced our xpa application platform to respond to major market trends such as the growing demand for cloud-based offerings including RIAs, mobile applications and SaaS. Accordingly, we have added new functionalities and extensions to our application platform, with the objective of enabling the development of RIAs, SaaS, mobile and cloud enabled applications. SaaS is a relatively new business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIAs. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. Our Magic xpa Application Platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and modify these choices as the situation requires. Enterprises can use cloud-based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. It also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases and is interoperable with .NET and Java technologies.

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

We released Magic xpa Application Platform 2.5 on July 2014, with new features and enhancements to allow for fast and easy enterprise mobility application creation and improved user experience.

This year we were awarded Frost & Sullivan’s 2014 Product Innovation Leadership Award for Magic xpi Integration Platform.

Our Magic End-to-End Enterprise Mobility Solution won both DeveloperWeek’s 2014 Top Innovator Award and a 2014 Mobile Village Superstar Award for mobile development.

Gartner researched and conducted a survey in Japan regarding the usage of Automatic Program Generation Tool in the Japanese market and concluded that the most selected tool actually being used is dbMagic (aka Magic XPA).

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

In December 2014, we released version 4.1 of our Magic xpi Integration Platform, responding to feedback from the field to provide our users additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. We also added a new mechanism to rebalance the space partitions so that the primary partition and its backup will not run on the same machine when they are deployed in a clustered environment.

Our new web-based monitoring capabilities enable 24/7 monitoring from any location, providing our users with accurate information about the status and health of their projects through intuitive and easy to interpret graphs and dashboards. Information is available for whole projects or for different levels within the projects. Filters allow users to further refine the display. The information provided by the Magic Monitor helps the user see where modifications can be made to improve project performance and alerts the user to potential problems when they arise. The user may also make adjustments to the servers directly from the Magic Monitor, without having to go back to the Magic xpi Studio to reconfigure the project.

Vertical software solutions

Leap™

Our FTS subsidiary has over 18 years of BSS experience, based on dozens of projects delivered to customers in over 40 countries. We implement revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™. Our Leap™ solutions lower the total cost of ownership (TCO) for telecoms and content service providers.

FTS works with telecommunications, content and payment service providers globally to help them manage complex transactions and relationships with greater flexibility and independence. Analyzing transactions from a business standpoint, FTS offers end-to-end and add-on telecom billing, charging, policy control and payments solutions to customers worldwide, and services both growing and major providers.

FTS targets mid to lower level tier service providers, supporting their BSS needs with end-to-end, turnkey billing and other BSS projects. In addition, FTS offers upper-tiers of service providers with BSS and monetization solutions for specific needs, including policy control and charging solutions, M2M billing, billing for content services, MVNE/MVNO billing, mobile money software solutions, payment and mobile payment solutions and others.

Our Leap™ offering is comprised of:

Leap™ BCCF (Business Control and Charging Function) – a proprietary packaged software solution which serves as the underlying foundation of our Leap™ products and solutions. Leap BCCF enables service providers to handle the aspects of event processing, from defining the system's business logic, through importing events and formatting, to charging and executing business rules. With Leap BCCF, new services are deployed on the fly, and strategic business rules are formulated more easily, ensuring real-time responses to both service and customer-related events and providing a baseline for policy control.

Leap™ Billing 6.2 – a convergent charging, billing and customer care solution that realizes substantial reductions in OPEX and CAPEX while increasing customer satisfaction and retention. Leap Billing software’s flexibility and ease of use enables the service providers’ billing platform to work more at the speed of marketing by offering new marketing plans or services in a rapid time-to-market.

Leap™ Policy Control - Leap Policy Control is an integrated charging and policy control solution (a full PCC solution based on PCRF & online/offline charging). Compliant with the 3GPP’s Diameter policy control standard, Leap Policy Control provides traffic and subscriber management strategies. Leap Policy Control gives operators the power to monitor usage in real time and, using fully configurable business rules, define how they manage network resources, applications, and subscribers – in real time – while generating revenue from personalized mobile applications, content and services. Leap Policy Control can be implemented as a stand-alone solution or as part of a larger BSS project implementation.

FTS express™ - FTS express™ is an all-in-one software appliance for online charging, billing, AAA, balance management, customer care, policy control and interconnect, designed for entry-level operations of MVNOs, LTE, WiMAX, VoIP, ISP, broadband, IPTV and more.

The following is a sample of the monetization solutions offered by FTS:

•	End-to-end, turnkey billing and customer care solutions;
•	Convergent, online charging and billing;
•	Policy control and charging;
•	MVNO/E billing;
•	Billing for content;
•	Interconnect billing;
•	M2M / IoT billing;
•	Broadband and multi-play billing;
•	Mobile money solutions;
•	E-commerce and M-commerce solutions;
•	Payments and mobile payments solutions;
•	Smart revenue sharing and partner management solutions and
•	Billing service bureau

FTS’s solutions are delivered via cloud, on-premises or in a fully managed-services mode and are backed by our Israel and Bulgaria-based experienced professional services support team.

HR Pulse

Now in its 10th release, HR Pulse is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses five distinct functional areas with the ability to also work as one consolidated system:

•	Performance and goal management
•	Development management
•	Talent management and succession planning
•	Compensation and merit review
•	Instant feedback

Our offering includes customizable HCM SaaS Solutions that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies.  The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360 degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

Hermes

The Hermes system is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling stations, or GHA, encompassing all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing. Over the last 10 years the Hermes system has been implemented into over 70 terminals globally on five continents, providing efficiency and accuracy in connection with the handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue.  Customers include independent ground handlers, airlines with a cargo arm or hubs belonging to one airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis.

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

Strategy

Our goal is to continue our profitable and cash generative growth within our software solutions and professional services markets. We plan to achieve this goal by focusing on the following principles:

Expand sales to existing customers. We intend to capitalize on the opportunity to more effectively cross-sell solutions and services across our existing customer base. In addition to selling complementary software solutions to customers that already use our development application solutions or packaged software solutions, we believe our strong customer, MSP and partner relationships and execution track record position us to successfully grow our revenues by delivering complementary development and integration tools from our product offering to our existing IT services customers and by delivering IT services to our existing application development customer base.

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

Grow our customer base through new offerings. We plan to grow our business by attracting new ISV enterprise customers with new technology offerings and new professional services through our already established expertise in the areas of mobile technologies and projects, cloud applications, SaaS and Big Data solutions, and integration solutions. Due to our track record in these industry segments, we believe we are well positioned to develop and offer new application development and integration solutions that will enable us to attract new customers. In addition, we believe our familiarity with these verticals will allow us to differentiate our IT services offering and grow our market share in this vertical as well.

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

Acquire complementary businesses. As part of our growth strategy, we will continue to seek and evaluate opportunities to grow through acquisitions of companies with complementary software solutions, technologies and related intellectual property, packaged software solutions, augmenting integration and services capabilities, additional distribution channels or market share. We have a strict acquisition policy pursuant to which we only pursue acquisitions in cases we identify as having a clear business opportunity and a clear path to revenue growth. In addition, we only pursue acquisitions which we believe entail low integration and operational risk as a result of our internal familiarity with the target or the industry in which it operates, through our network of MSPs, system integrators, distributors, resellers, and consulting and OEM partners. We intend to balance any investments in such acquisitions with investments in our existing business and our policy of returning value to shareholders in the form of dividends.

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

During 2014, we continued to release new capabilities and features for Magic xpa 2.x and maintenance releases for Magic xpi. In addition, in response to significant market demand, in October 2013 we released our new off-line capabilities for the development and deployment of mobile enterprise applications that enables our customers to build solutions that can work while not connected to the internet, and continue and provide the same level of interactivity and functionality as when connected. Such off-line capabilities were identified as critical for successful deployment of mobile solutions in many business scenarios, including areas with limited network coverage and underground facilities.

In July 2014, we announced the next version of our multi-channel application development platform, Magic xpa 2.5, along with a new Mobile Accelerator Framework, both designed to improve the user and developer experience for mobile business apps based on Magic technology.

In December 2014, we released version 4.1 of our Magic xpi Integration Platform in response to feedback from our customer base, in order to bring our users additional value in terms of redundancy, reliability, stability, performance, and monitoring.

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

We offer online support systems for our MSPs and end users, providing them with the ability to instantaneously enter, confirm and track support requests through the Internet. These systems support MSPs and end-users worldwide. As part of this online support, we offer Support Knowledge Base tools providing the full range of technical notes and other documentation including technical papers, product information, and answers to most common customer queries and known issues that have already been reported.

Training. We conduct formal and organized training on our development tools and packaged software solutions. We develop courses, pertaining to our principal products and provide trainer and student guidebooks. Course materials are available both in traditional, classroom courses and as web-based training modules, which can be downloaded and studied at the student’s own pace and location. The courses and course materials are designed to accelerate the learning process, using an intensive technical curriculum in an atmosphere conducive to productive training.

IT Services

Background

Our IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Our integration services include:

•	Infrastructure design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

•	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.

•	Application development - We specialize in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Our development services include development of on-premise, mobile and cloud applications as well as embedded and real time software development.

With more than 200 experts and more than 300 projects gone live in a variety of advanced technologies in the US, Europe and Israel, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Staffing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services. Our wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC and the Comm-IT Group, provide advanced IT consulting and staffing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

General - Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Software sales	$23,684	$23,254	$25,351
Maintenance and technical support	22,384	22,685	22,780
Consulting services	80,312	99,019	116,173
Total revenues	$126,380	$144,958	$164,304

	Year ended December 31,
	2012	2013	2014
	(in thousands)
Israel	$11,561	$24,006	$29,198
Europe	29,139	31,386	37,409
United States.	64,591	70,872	82,470
Japan	12,661	11,965	11,299
Other	8,428	6,729	3,927
Total revenues	$126,380	$144,958	$164,304

Our Magic xpa, Magic xpi and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple customers, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following

Able B.V	Franken Brunnen	Lloyds Bank
adidas Canada	Fujitsu Marketing	Nespresso
Adecco Nederland	Fujitsu-ten	Newrest
Agricultural Bank of China	Gakken	NextiraOne
Allstate Life Insurance	GE Capital	Nintendo
ATLAS Grupo Financiero	GGD Amsterdam	Phoenix Pharma
Seguros y Fianzas	Grange Life Company	RDC Datacentrum
AutoScout24	Groupe Flo	Rosenbauer
Aviapartner	Grupo Inversionistas en	Staff Development Management Systems
Auchan	Autotransportes Mexicanos	(SDMS Ltd)
Banco Caminos	Hebrew University of Jerusalem	SECOM Trust Systems
Bank Leumi	HONDA	Sodiaal
BNP Paribas	Hitachi Systems	Stallergenes
BSkyB	Immobilier	Synbra
CBIA	ING Commercial Finance Industry	Tecan
CCV	Industrial Bank of Korea	Telenet NV
Çelebi Ground Handling Inc.	Invitel	The Himalaya Drug Company
Club Med	ISS	TOA
Electra	Lekkerland Nederland BV	Total
Ekro	Menzies (John Menzies plc)	Temenos
Euroclear	Nagarjuna Fertilizers & Chemicals Ltd.	Vinci
Factory Master	Japan Chamber of Commerce	Vodafone Iceland
Finanz Informatik		Volvo Brazil

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

Direct Sales. For Magic xpa and AppBuilder, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi is mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2014, we had approximately 129 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales. We maintain an indirect sales channel, through our ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for Magic xpa and AppBuilder through MSPs and system integrators, who use our application and integration platforms to develop and deploy different applications for sale to their end-user customers.

Distributors. In general, we distribute our products through regional non-exclusive distributors in those countries where we do not have a sales office. A regional distributor is typically a software marketing organization with the capability to add value with consulting, training and support. Distributors that are also MSPs are generally responsible for the implementation of both our application platform and business and process integration suite and localization into their native languages. The distributors also translate our marketing literature and technical documentation. Distributors must undergo our program of sales and technical training. Marketing, sales, training, consulting, product and customer support are provided by the local distributor. We are available for backup support for the distributor and for end-users. In coordination with the local subsidiaries and distributors, we also provide sales support for large and multinational accounts. We have 44 distributors in Europe, Latin America and Asia, many of whom are also MSPs.

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

In light of the increased impact of cloud and enterprise mobility technologies on the IT landscape, in 2011 we commenced a strategic marketing repositioning initiative that led to a complete rebranding of certain of our products’ look, feel and naming (to emphasize that our products belong to the same technology stack), messaging, as well as a refined definition of our market positioning, value proposition and corporate values. In June 2012, we launched the new branding after we completed the strategic repositioning and designed a fresh and dynamic new logo, a new corporate tagline as well as fully re-written web site in English and seven other languages. To expand our community of developers and reach out to new audiences around the world, we run an ongoing introductory campaign, which offers Magic xpa Single User Edition as a freely downloadable product. Magic xpa Single User Edition is an ideal gateway for new developers who want to join Magic Software’s global community and take advantage of new opportunities as their businesses grow. Thousands of developers around the world have downloaded, learned and used Magic xpa Single User Edition, and we are confident that this campaign will increase their understanding, awareness and adoption of our application platform.

In 2013, we implemented the Salesforce.com CRM platform globally and are now able to connect all our lead generation campaigns with our sales pipeline management. With this new CRM system in place, we have aligned all our local offices to work according to the same global sales and marketing processes. In October 2014, we completed an integration project of our Salesforce and SAP systems using our own integration platform Magic xpi.

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

The telecom BSS domain in which we operate through our FTS subsidiary is a highly competitive market in which we compete based on product quality, service quality, timeliness in delivery and pricing. Within the global billing, charging and policy control market, FTS principally competes against global IT providers and the in-house IT departments of telecommunications operators. Among the competitors focused on this market are Amdocs, Ericsson, Comverse, NetCracker Technology, CSG Systems, Redknee Solutions and Oracle Communications.

There are also a number of smaller or regional telecom BSS competitors who compete on a regional or domestic market level. These tend to be smaller players, and may include companies such as Comarch, Mind CTI, Tecnotree, Cerillion, Openet and Elitcore, among others.

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

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 46.36% interest in our controlling shareholder, Formula Systems (1985) Ltd., an Israeli publicly-traded company (NASDAQ: FORTY). As of March 31, 2015, Formula Systems beneficially owned 45.2% of our outstanding ordinary shares. Formula Systems is an international holding company principally engaged, through its subsidiaries and affiliates, in providing IT software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country of incorporation and percentage ownership of each of our subsidiaries as of December 31, 2014:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd .	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V	Netherlands	100%
Magic Software Enterprises France .	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Fusion Solutions LLC.	Delaware	100%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	96.3%
Datamind Ltd	Israel	80%
AppBuilder Solutions UK	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	80%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	50.1%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd.	Bulgaria	100%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%

D.	PROPERTY, PLANTS AND EQUIPMENT

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 7,271 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We pay an aggregate annual rent of $0.4 million for the facilities under a lease agreement expiring in December 2015. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; and Israel. The aggregate annual cost for such facilities was $1.7 million in the year ended December 31, 2014.

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

Background

We were organized under the laws of Israel in February 1983 and began operations in 1986. Our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-100 Index.

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical complete software solutions. We have 29 active wholly-owned subsidiaries in the United States, Europe, Asia, South Africa and Israel. Of such subsidiaries, 19 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and ten subsidiaries specialize in providing broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental staffing services.

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

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been, and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, dependence on a limited number of core product families, selected vertical software solutions and services, competition, ability to realize benefits from business acquisitions, dependence on a key customer for a significant percentage of our revenues and changes in the mix of revenues generated by different revenue elements affect our gross margins and profitability. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

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

We also compete with other companies in the technical IT consulting and staffing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through four of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on a key customer for our principal IT professional services subsidiary

The revenues in one of our principal IT professional services subsidiaries are dependent upon Ericsson, which is currently our largest customer, accounting for 19%, 13% and 10% of our total revenues for the years ended December 31, 2012, 2013 and 2014, respectively. We do not know if, or for how much longer, Ericsson will continue to utilize the IT professional services of such subsidiary. A significant decrease in revenues from Ericsson may adversely affect our business, results of operations and financial condition.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution integrator and a Business Partner of SAP; (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; (vii) the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and staffing solutions for IT, engineering and telecom personnel; (viii) Datamind, a software solutions integrator of user-driven BI solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are. QlikView and Qlik Sense are self-service data visualization and analysis applications/tools built using market-proven data indexing engine, delivering the ease-of-use business users require to create personalized visualizations, reports and dashboards through simple drag-and-drop techniques, while ensuring centralized data security and governance. These BI tools are designed to expand the focus of filling the gap between visualization or dashboard solutions and complex BI platforms tied to report-centric ways of doing business. As Data Discovery is being adopted as an alternative BI platform, these BI tools are designed to give users the immediate insights they need and IT professionals the enterprise manageability and governance they require. It supports the way human curiosity naturally searches, filters, questions and finds associations in data to find meaning in information more easily, revealing insights and enabling decisions in the process; (ix) FTS, an Israeli based global proprietary software vendor, specializes in the development, sale, service and support of BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, M2M/IoT, payment and other industries; and (x) our most recent announcement of February 25, 2015 regarding our entry into a definitive agreement to acquire a 70% stake, with an option to increase our holdings to 100%, in an Israeli-based company specializing in software professional services for mainframes and complex large-scale environments. The acquisition is subject to the fulfillment of certain conditions defined in the acquisition agreement.

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

The following table sets forth for the periods indicated, depreciation or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2010	2011	2012	2013	2014
New Israeli Shekel	6.4%	(7.1)%	2.3%	7.0%	(12)%
Euro	(7.4)%	(3.2)%	2.0%	4.3%	(11.5)%
Japanese Yen	13.4%	5.0%	(11.2)%	(22.1)%	(14.9)%
British Pound	(4.4)%	(0.4)%	4.6%	1.9%	(5.5)%
Israeli Consumer Price Index	2.6%	2.2%	1.6%	1.8%	(-0.2)%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2012, 2013 and 2014.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)

2012
Total revenues	$65,410	$60,970	$-	$126,380
Expenses	50,497	55,456	4,019	109,972
Operating income (loss)	$14,913	$5,514	$(4,019)	$16,408
EBITDA	$15,881	$6,696	$(3,675)	$18,902

2013
Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831
Operating income (loss)	$14,289	$8,659	$(3,821)	$19,127
EBITDA	$15,493	$10,869	$(3,559)	$22,803

2014
Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578
Operating income (loss)	15,397	$9,570	$(4,241)	$20,726
EBITDA	$17,195	$11,833	$(3,975)	$25,053

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Gross research and development costs	$7,916	$8,419	$9,017
Less capitalized software development costs	(4,969)	(4,713)	(4,267)
Research and development expenses, net	$2,947	$3,706	$4,750

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, marketing programs and campaigns, website related expenses, public relations, on-line advertising, industry analyst relations, promotional materials, travel expenses and conferences and trade shows exhibit expenses, as well as amortization of acquired customer relationships recorded as a result of business combinations.

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, legal expenses, provisions for doubtful accounts, and other general and administrative corporate expenses.

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and foreign currency translation adjustments.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2012	2013	2014
Revenues:
Software	18.8%	16.0%	15.5%
Maintenance and technical support	17.7	15.7	13.9
Consulting services	63.5	68.3	70.6
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	5.9	4.6	4.7
Maintenance and technical support	2.6	2.1	1.8
Consulting services	49.6	52.6	54.3
Total cost of revenues	58.1	59.3	60.7
Gross profit	41.9	40.7	39.3
Operating costs and expenses:
Research and development, net	2.3	2.6	2.9
Selling and marketing,	18.2	15.9	15.0
General and administrative	8.4	9.0	8.8
Total operating expenses, net	28.9	27.5	26.7
Operating income	13.0	13.2	12.6
Financial expenses, net	-	0.5	1.1
Other income, net	0.1	0.0	0.0
Income before taxes on income	13.1	12.7	11.5
Tax benefit (taxes on income)	(0.1)	(1.0)	(1.4)
Net income attributable to non-controlling interests	(0.2)	(0.7)	(0.7)
Net income attributable to Magic’s shareholders	12.8	11.0	9.4

Year Ended December 31, 2014 Compared With Year Ended December 31, 2013

Revenues. Revenues in 2014 increased by 13% from $145.0 million in 2013 to $164.3 million in 2014. Revenues from the software services business segment increased by 4%, from $67.5 million in 2013 to $69.9 million in 2014 primarily attributable to a $2.9 million increase in both our license sales of our software products and proprietary packaged and third party software solutions activity, which was partially offset by the negative impact of the devaluation of currencies, primarily the Japanese Yen against the U.S. dollar of $0.7 million. Revenues from the IT professional services business segment increased by 22% from $77.5 million in 2013 to $94.4 million in 2014 primarily attributable to increased demand for our professional services and the acquisition of Allstates Technical Services, LLC in November 2013.

Revenues from sales of software licenses increased by 2% from $18.0 million in 2013 to $18.4 million in 2014. The increase in sales of licenses was primarily attributable to an increase in demand for our software products in Europe and Japan by $1.3 million and $0.7 million, respectively, offset by the devaluation of the Japanese Yen versus the U.S. dollar, having a negative impact of approximately $0.8 million.

Revenues from sales of proprietary packaged and third party software solutions increased by 32% from $5.3 million in 2013 to $7.0 million in 2014. The increase in sales of proprietary packaged and third party software solutions was primarily attributable to increased demand along with our expended portfolio of BI and BSS solutions due to the acquisitions of Datamind and FTS in 2014.

Revenues from maintenance and technical support remained relatively constant, totaling $22.7 million in 2013 and $22.8 million in 2014.

Revenues from IT consulting services increased by 17% from $99.0 million in 2013 to $116.2 million in 2014. The increase was primarily attributable to the acquisition of Allstates Technical Services, LLC in November 2013 and increased demand for our professional services in Israel.

The following table presents our revenues by geographical market for the years ended December 31, 2013 and 2014:

	Year ended December 31,
	2013	2014
	(in thousands)
Israel	$24,006	$29,198
Europe	31,386	37,409
United States	70,872	82,470
Japan	11,965	11,299
Other	6,729	3,927
Total revenues	$144,958	$164,304

Cost of Revenues. Cost of revenues increased by 16% from $85.9 million in 2013 to $99.7 million in 2014. Cost of revenues for licenses increased from $4.4 million in 2013 to $4.6 in million 2014. Cost of revenues for packaged software solutions increased by 39% from $2.2 million in 2013 to $3.1 million in 2014. The increase in cost of revenues for packaged software solutions was primarily attributable to the acquisition of FTS and Datamind in 2014 and are consistent with the increase in revenues from proprietary packaged and third party software solutions.

Cost of revenues for maintenance and technical support remained constant totaling $2.9 million in 2013 and 2014.

Cost of revenues for IT consulting services increased by 17% from $76.3 million in 2013 to $89.2 million in 2014. The increase in cost of revenues for IT consulting services was primarily attributable to the inclusion of the costs of revenues of Allstates Technical Services, LLC for a full year and is consistent with the increase from IT consulting services. Cost of revenues for the years ended December 31, 2013 and 2014 include $11,000 and $30,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2013 was 41% compared to gross profit of 39% in 2014. The decrease in gross profit resulted primarily from the increase in sales of IT professional services and third party software solutions which have a lower gross margin compared to the increase in sales of our proprietary software products which have a higher gross margin, together with devaluation of the Japanese Yen against the U.S. dollar which had a negative impact of $0.7 million, reducing our license sales of our software products denominated in Japanese Yen.

Research and Development Expenses, Net. Gross research and development costs increased by 7% from $8.4 million in 2013 to $9.0 million in 2014. Net research and development expenses increased by 28% from $3.7 million in 2013 to $4.8 million in 2014. In 2014, we capitalized $4.3 million of software development costs compared to $4.7 million in 2013. Net research and development costs as a percentage of revenues was 2.9% in 2014 compared to 2.6% in 2013. The increase in research and development costs in 2014 is primarily attributable to the additional investment in our packaged software solutions, primarily in Hermes, and as a result of the consolidation of FTS which was acquired during October 2014, offset by cost savings initiatives made in our research and development departments. Research and development expenses for the years ended December 31, 2013 and 2014 include $67,000 and $29,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 7% from $23.1 million in 2013 to $24.6 million in 2014. Selling and marketing expenses as a percentage of revenues decreased from 15.9% in 2013 to 15% in 2014. The increase in selling and marketing costs is primarily attributable to the inclusion for the full year of the selling and marketing costs of Allstates Technical Services, LLC that was acquired in November 2013. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the decrease in headcount of sales and marketing employees from 136 in 2013 to 129 in 2014 and the devaluation of the Japanese Yen and South African Rand against the U.S. dollar which had a positive impact of $0.4 million. Selling and marketing expenses for the years ended December 31, 2013 and 2014 include $85,000 and $220,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 10% from $13.2 million in 2013 to $14.5 million in 2014. General and administrative expenses as a percentage of revenues decreased from 9.1% in 2013 to 8.8% in 2014. The increase in general and administrative expenses is primarily attributable to: (i) the net impact of $1.6 million of arbitration expenses recorded in excess of accruals recorded in previous years: (ii) acquisitions of subsidiaries consolidated for the entire year for the first time in 2014 amounting to $0.4 million: and (iii) stock-based compensation expenses amounting to $1.2 million recorded in one of our subsidiaries following stock-based compensation granted to its chief executive officer. Offsetting these additional costs were: (i) a decrease in headcount of general and administrative employees from 94 in 2013 to 72 in 2014; (ii) a $1.0 million decrease in contingent liabilities relating to acquisitions which are subject to meeting certain operational targets; (iii) a decrease in the allowance for doubtful accounts from $1.3 million in 2013 to $0.7 million in 2014; and (iv) savings initiatives and continued operational discipline. General and administrative expenses for the years ended December 31, 2013 and 2014 include $162,000 and $1,280,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Income (Expenses), Net. We recorded financial expenses, net of $0.7 million in 2013 and $1.8 million in 2014. The devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. dollar, which decreased by 13%, 14% and 12% against the dollar, respectively between December 31, 2014 and December 31, 2013, negatively impacted our cash and other working capital balances denominated in these currencies in the amount of $1.6 million. Our financial expense, net in 2013 was primarily attributable to interest expenses related to liabilities recorded in connection with acquisitions of $0.4 million and realized losses, mainly on our account receivables, due to unfavorable foreign currency exchange rates of $0.2 million.

Taxes on Income. We recorded taxes on income of $1.6 million in 2013 compared to $2.3 million in 2014. Our taxes on income in 2013 and 2014 were primarily attributable to current taxes recorded by our subsidiaries in Japan, Europe and Israel and to the decrease of our deferred tax assets recorded with respect to utilization of carry-forward tax losses.

Net Income Attributable to Our Shareholders. Our net income decreased from $15.9 million in 2013 to $15.4 million in 2014, primarily due to the increase in (i) investments in research and development, net of $1.0 million, (ii) selling and marketing expenses of $1.5 million (iii) general and administrative expenses of $1.4 million, and (iv) financial expenses, net of $1.1 million, which was offset by the $5.5 million increase in gross profit resulting from our increased revenues.

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

Revenues from sales of proprietary packaged and third party software solutions increased by 5% from $5.0 million in 2012 to $5.2 million in 2013. The increase in sales of proprietary packaged and third party software solutions was primarily attributable to consolidating the results of operations of Pilat (North America) and Pilat Europe for the first time in 2013, which was partially offset by a decrease in sales of third party software and by the negative impact attributable to the devaluation of the Japanese Yen versus the U.S. dollar.

Revenues from maintenance and technical support increased by 1.3% from $22.4 million in 2012 to $22.7 million in 2013.

Revenues from IT consulting services increased by 23.3% from $80.3 million in 2012 to $99.0 million in 2013. The increase was primarily attributable to the acquisition of the Comm-IT Group in July 2012 (whose operations were included for a full year in 2013) and to the increasing demand for our professional services in Europe, Israel and Japan. Revenues from IT consulting services were positively impacted by the $0.8 million gain attributable to the appreciation of the New Israeli Shekel versus the U.S. dollar that was partially offset by the devaluation of the Japanese Yen versus the U.S. dollar.

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

Gross Margin. Gross margin in 2012 was 42% compared to gross profit of 41% in 2013.

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

Historically, we have financed our operations through income generated by operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million) and 2010 (approximately $20.3 million) and research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans and borrowings under available credit facilities.

In December 2010, we raised approximately $20.3 million, net of issuance expenses, in a private placement to institutional investors in the United States and abroad. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 (later adjusted to $7.75) per share. We received additional proceeds of approximately $9.4 million from exercises of the warrants before they expired in June 2014.

In March 2014, we raised approximately $54.7 million, net of issuance expenses, in a public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option, at a price to the public of $8.50 per share.

As of December 31, 2014, we had approximately $84.4 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $102.9 million, compared to approximately $36.0 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $45.2 million, as of December 31, 2013. The increase in cash and cash equivalent and available-for-sale marketable securities is primarily attributable to the proceeds of our public offering in March 2014.

As of December 31, 2014 and 2013, our long-term and short term debt amounted to $3.3 million. We believe that our cash and cash equivalents (including available-for-sale marketable securities), in conjunction with cash generated from operations, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2012	2013	2014
	(U.S. dollars in thousands)
Net income from operations	$16,460	$16,856	$16,566
Adjustments to reconcile net income to net cash provided by operating activities:	6,488	5,424	1,628
Net cash provided by operating activities	22,948	22,280	18,194
Net cash used in investing activities	(10,426)	(21,707)	(26,061)
Net cash provided by (used in) financing activities	(3,425)	(3,328)	46,318
Effect of exchange rate changes on cash and cash equivalents	(64)	145	(1,070)
Increase (decrease) in cash and cash equivalents from operations	9,033	(2,610)	37,381

Net cash provided by operating activities was $18.2 million for the year ended December 31, 2014, compared to $22.3 million and $22.9 million for the years ended December 31, 2013 and 2012, respectively. Net cash provided by operations in 2014 consists primarily of $1.6 million of net income adjusted for non-cash activities, including $8.7 million of depreciation and amortization expenses, a $1.2 million decrease in deferred income taxes, net, a $0.2 million increase in deferred revenues, and $1.6 million of stock compensation expenses, offset by a $0.3 million decrease in accrued expenses and other accounts payable, and a $0.3 million decrease in trade payables. Net cash provided by operations in 2013 consists primarily of $16.9 million of net income adjusted by $5.4 million for non-cash activities, including $8.4 million of depreciation and amortization expenses, a $0.5 million decrease in trade receivables, a $0.7 million decrease in deferred income taxes, net and $0.3 million of stock compensation expenses, offset by a $1.6 million decrease in accrued expenses and other accounts payable, a $1.8 million decrease in deferred revenues, a $0.7 million decrease in trade payables and a $0.4 million increase in other long-term and short term accounts receivable and prepaid expenses. Net cash provided by operations in 2012 consists primarily of $16.5 million of net income adjusted by $6.5 million for non-cash activities, including $7.4 million of depreciation and amortization expenses, a $0.8 million increase in trade payables, a $1.1 million decrease in deferred income taxes, net and $0.5 million of stock compensation expenses, offset by a $2.3 million decrease in accrued expenses and other accounts payable and a $1.1 million decrease in deferred revenues.

Net cash used in investing activities was approximately $26.0 million for the year ended December 31, 2014, compared to net cash used in investing activities of approximately $21.7 million for the year ended December 31, 2013 and net cash used in investing activities of approximately $10.4 million for the year ended December 31, 2012. Net cash used in investing activities in 2014 is primarily attributable to $11.4 million investment in marketable securities, net, $9.4 million used in business combinations, $1.0 million used to purchase property and equipment and $4.3 million of capitalized software development costs. Net cash used in investing activities in 2013 is primarily attributable to $16.6 million used in business combinations, $0.5 million used to purchase property and equipment and $4.7 million of capitalized software development costs. Net cash used in investing activities in 2012 is primarily attributable to $7.6 million used in connection with business combinations, $5.0 million of capitalized software development costs, $1.4 million of investments in short-term bank deposits and $0.5 million used to purchase property and equipment, partially offset by proceeds of $3.6 million from short-term bank deposits, $0.3 million in proceeds upon the maturity of marketable securities and $0.1 million from the sale of a subsidiary’s operation.

Net cash provided by financing activities was approximately $46.3 million for the year ended December 31, 2014, primarily attributable to our issuance of shares in a follow-on public offering in the amount of $54.7 million offset by dividend distributions of $8.7 million. Net cash used in financing activities was approximately $3.3 million for the year ended December 31, 2013, primarily attributable to dividend distributions of $7.8 million, partially offset by $3.3 million in long-term loans and $1.5 million received from the exercise of employee options. Net cash used in financing activities was approximately $3.4 million for the year ended December 31, 2012, primarily attributable to a dividend distribution of $3.7 million, offset in part by proceeds of $0.3 million received from the exercise of employee options.

Dividends

We have paid dividends since October 2012 consistent with our Board of Directors’ dividend policy to distribute a dividend of up to 50% of our annual distributable profits each year, subject to applicable law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. For information about our dividend policy and distributions, see Item 8A. “Financial Information - Consolidated Statements and Other Financial Information.”

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2012, 2013 and 2014, no such estimated losses were identified.

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

Capitalized software costs are amortized on a product by product basis, by the straight-line method over the estimated useful life of the software product (between 3 to 5 years). We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the assets over their remaining economic useful lives can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2012, 2013 and 2014, no impairment losses have been identified.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2012, 2013 and 2014 and did not identify any impairment losses, as the fair values of all of our reporting units significantly exceeded their carrying values. Therefore, we currently do not believe that our reporting units are at risk of impairment.

Impairment of long-lived assets and intangible assets subject to amortization

We review our long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. During the years ended December 31, 2012, 2013 and 2014, no impairment indicators have been identified.

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

We did not record any impairment of marketable securities during the years ended December 31, 2012, 2013 and 2014.

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

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2012, 2013 and 2014 were $(240,000), $(2,811,000) and $(156,000), respectively.

Recently Issued Accounting Standards

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016. We believe that the adoption of this new standard will not have a material impact on our consolidated financial statements.

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for the interim and annual periods beginning on or after December 15, 2016 (early adoption is not permitted). The guidance permits the use of either a retrospective or cumulative effect transition method. The Company has not yet selected a transition method and it is currently evaluating the effect that the updated standard will have on its consolidated financial statements and related disclosures.

C.	RESEARCH AND DEVELOPMENT

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2014, 2013 and 2012, we invested $9.0 million, $8.4 million and $7.9 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2014, we employed 173 employees in research and development activities, of which 73 persons were located in Israel, 61 persons in India, 33 persons in Russia and 6 persons in Japan. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

The following table summarizes our minimum contractual obligations as of December 31, 2014 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$3,797,000	$1,798,000	$1,999,000	$-
Liabilities due to acquisition activities	382,000	173,000	209,000	-
Severance payments, net*	2,562,000	-	-	-
Uncertainties in income taxes (ASC 740) **	341,000	-	-	-
Long term loan	490,000	-	-	490,000
Total contractual obligations………	$7,492,000	$1,730,000	$2,139,000	$490,000

____________

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	47	Chief Executive Officer and Director
Itiel Efrat(1)	51	External director
Ron Ettlinger (1)	48	External director
Naamit Salomon	50	Director
Yehezkel Zeira(1)	71	Director
Asaf Berenstin	37	Chief Financial Officer
Udi Ertel	55	President, Software Solutions division
Eyal Pfeifel	46	Chief Technology Officer
Amit Birk	44	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	62	President, AppBuilder Software Solutions division
Yakov Tsaroya	45	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Moshe Gez	54	Chief Executive Officer of Complete Business Solutions
Arik Faingold	38	President, Integration Solutions division
Yuval Baruch	48	Chief Executive Officer of Hermes Logistics

__________________________

(1) Member of our Audit and Compensation Committees

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2014 annual general meeting of shareholders to serve as directors until our 2015 annual general meeting of shareholders. Mr. Itiel Efrat was re-elected at our 2012 annual general meeting to serve as an external director for a third three-year term until November 25, 2015. Mr. Ron Ettlinger is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending December 21, 2017, succeeding Mr. Elan Penn whose term as external director ended at our 2014 annual general meeting of shareholders.

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

Ron Ettlinger has served as a director of our company since December 2014 and is a member of our audit committee. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in business, with a major in finance and marketing from Tel-Aviv College of Management.

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

Yehezkel Zeira has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer which position he assumed in 1982. Mr. Zeira was also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B.Sc. degree in Industrial Engineering and an M.Sc. degree in Operations Research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

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

Udi Ertel has served as president of Software Solutions division since 2013. Prior to that and from January 2011, Mr. Ertel served as vice president, sales and distribution, responsible for our sales and business activities in South Africa, Hungary and was responsible for distribution in the Asia Pacific region, East Europe and the Mediterranean basin. Mr. Ertel joined our company in 2004, initially serving as the chief executive officer of our Israeli subsidiary, Magic Software Enterprises (Israel) Ltd., and from January 2009 as our vice president, global services and operations. Before joining our company, Mr. Ertel served for nine years as the chief executive officer of Complot (83) Ltd. Mr. Ertel holds a B.Sc. degree in Computer Science and Mathematics and completed his studies towards an M.B.A. degree (without thesis), both from Tel Aviv University in Israel.

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

Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007, Mr. Birk serves as an external director of BGI Investment (1961) Ltd., an Israeli public company. Mr. Birk holds an LL.B. degree from the University of Sheffield, an M.B.A. degree from Bar Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

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

Yakov Tsaroya has served as chief executive officer of our subsidiary, CoreTech Consulting Group LLC, since 2006. Mr. Tsaroya has also served as Chief Executive Officer of Fusion Solution LLC and Xsell Resources Inc. since our acquisition of these companies in 2010. Mr. Tsaroya holds a B.A. degree in Accounting and Finance from the College of Administration in Israel and is a certified public accountant (CPA) in Israel.

Moshe Gez has served as founder and CEO of Complete Business Solutions since July 2001. Mr. Gez is responsible for our ERP division.  Mr. Gez founded Complete in July, 2001 and since October 2013 he has as Chairman of the Board of Complete.  Before founding Complete, Mr. Gez served as V.P. professional services for our company. Mr. Gez was also the founder and manager of I.T.M., an Israeli software development and marketing company, during the period of March 1998 through March 2000. Between June 1987 and March 1998, Mr. Gez served in several positions at Afek Engineering consultancy, including as its CEO. Mr. Gez holds a B.A. degree in Industrial Engineering from Beer-Sheva University in Israel.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2014.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (15 persons)	$3,421,336	$85,000

For so long as we qualify as a foreign private issuer, we are not required to comply with the proxy rules applicable to U.S. domestic companies, including the requirement to disclose information concerning the amount and type of compensation paid to our chief executive officer, chief financial officer and the three other most highly compensated executive officers, rather than on an aggregate basis. Nevertheless, a recent amendment to the regulations promulgated under the Israeli Companies Law requires us to disclose the annual compensation of our five most highly compensated officers on an individual basis, rather than on an aggregate basis, as was previously permitted for Israeli public companies listed overseas. Under the Companies Law regulations, this disclosure is required to be included in the annual proxy statement for our annual meeting of shareholders each year, which we furnish to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K. Because of that disclosure requirement under Israeli law, we are also including such information in this annual report, pursuant to the disclosure requirements of Form 20-F.

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2014. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2014.

2014 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)		All Other Compensation (3)	Total
Arik Kilman, President, AppBuilder Solutions Division	$180,000	$741,960		$0	$0	$921,960

Yakov Tsaroya, President, Coretech Consulting Group LLC	$145,000	$322,000		$0	$9,000	$476,000

Udi Ertel, President, Software Division	$223,671	$111,307		$74,072	$41,330	$450,380

Arik Faingold, President, Integration Solutions division	$240,423	$82,881		$0	$0	$323,304

Amit Birk, Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary	$190,018	$96,250	$	,8488	$1,000	$295,756

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2014, we paid to each of our outside and independent directors an annual fee of approximately $19,000 and a per-meeting attendance fee of approximately $637. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2014, our directors and executive officers as a group, then consisting of 15 persons, held options to purchase an aggregate of 293,000 ordinary shares, at exercise prices ranging from $1.12 to $6.00 per share and an aggregate of 160,000 of our ordinary shares. Of such options, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 118,000 ordinary shares expire in 2020, options to purchase 105,000 ordinary shares expire in 2021 and options to purchase 50,000 ordinary shares expire in 2023. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E.“Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Our board of directors has determined that Mr. Itiel Efrat and Mr. Ron Ettlinger both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

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

Our audit committee is currently composed of Messrs. Efrat, Ettlinger and Zeira, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Mr. Efrat has been elected as the chairperson of the audit committee, and our board of directors has determined that he qualifies as a financial expert. The audit committee meets at least once each quarter.

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

In December 2014, the compensation policy for our directors and officers was approved by our shareholders.

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Messrs. Efrat, Ettlinger and Zeira.

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

On September 1, 2011, our company signed a non-exclusive distribution agreement with Asseco, our controlling shareholder, according to which Asseco will have the non-exclusive right to sell our company’s products in Poland.  The terms of the agreement were consistent with the standard distribution agreements that we have entered into from time to time with third party distributors.  Our Audit Committee and Board of Directors determined that the agreement with Asseco was carried out on an arm’s - length basis and at our 2011 annual general meeting, our shareholders approved the agreement with Asseco. The distribution agreement with Asseco was terminated on December 31, 2012.

Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

•	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

○	In the event the transaction is in accordance with the compensation policy of the company – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

○	In the event the transaction is not in accordance with the compensation policy of the company – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by a simple majority, provided that such majority shall include (i) at least one half of the votes of shareholders who are participating in the vote and are not controlling shareholders or do not have a personal interest regarding the approval of the compensation policy, or (ii) the aggregate number of the opposing votes, voted by shareholders who do not have such personal interest or are not controlling shareholders, do not exceed two percent (2%) of the entire voting rights in the company (the “Special Majority”). Under these circumstances, the compensation committee and board of directors are required to approve the transaction based on certain considerations and include certain instructions in connection with the compensation policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a company’s general manager (generally the equivalent of a CEO):

○	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

○	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

▪	The Israeli Companies Law includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

○	In the event the transaction is in accordance with the compensation policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

○	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

○	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

○	In the event the transaction is not in accordance with the compensation policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

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

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability instead of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder instead of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent; and

•	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent.

•	Expenses, including reasonable litigation expenses and legal fees, incurred by such office holder as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

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

D.	EMPLOYEES

The following table presents the number of our employees categorized by geographic location as of December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
Israel	287	373	395
Asia	105	111	111
North America	460	682	524
South Africa	34	29	30
Europe	120	107	121
Total	1,006	1,302	1,181

The following table presents the number of our employees categorized by activity as of December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014
Technical support and consulting	681	920	808
Research and development	136	152	173
Marketing and sales	109	136	129
Operations and administrations	80	94	71
Total	1,006	1,302	1,181

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2015 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein (3)	150,000	*
Asaf Berenstin (4)	72,500	*
Itiel Efrat	--	--
Naamit Salomon	18,000	--
Yehezkel Zeira …….	--	--
Ron Ettlinger…….	--	--
Udi Ertel (6)…..…….	22,500	--
Eyal Pfeifel……. …….	7,500	--
Amit Birk (5)…………. .	62,500	--
Yoram Aharon…….
Moshe Gez………….	--	--
Arik Faingold…….	--	--
Yuval Baruch…….	--	--
Arik Kilman…….	--	--
Yakov Tsaroya…….	40,000	--

________________

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,223,967 ordinary shares issued and outstanding as of March 31, 2015.

(3)	Subject to outstanding ordinary shares.

(4)	Subject to 70,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $1.12 to $4.00 per share that expire in 2021 at the latest and 10,000 outstanding ordinary shares.

(5)	Subject to 22,500 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $2.26 to $4.00 per share that expire in 2021 and 40,000 outstanding ordinary shares.

(6)	Subject to 22,500 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $4.00 per share that expire in 2021.

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

During 2014, options to purchase an aggregate of 14,030 ordinary shares were exercised under the 2000 Plan at an average exercise price of $2.51 per share and options to purchase 44,750 ordinary shares remained outstanding.

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

In September 2013, our shareholders approved to increase the number of ordinary shares available for issuance under the 2007 Stock Option Plan by an additional 1,000,000 shares.

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

During 2014, options to purchase an aggregate of 101,691 ordinary shares were exercised under the 2007 Plan at an average exercise price of $2.88 per share and options to purchase 542,639 ordinary shares remained outstanding. As of December 31, 2014, our executive officers and directors as a group, consisting of 15 persons, held options to purchase 293,000 ordinary shares under the 2000 Plan, having an average exercise price of $3.17 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 20,158,201 or 45.6% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 46.3% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of March 31, 2015 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	20,158,201	45.6%
Asseco Poland S.A. (3)	20,158,201	45.6%
Denver Investment Advisors LLC(4)	5,944,821	13.4%

__________________

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,223,967 ordinary shares issued and outstanding as of March 31, 2015.

(3)	Asseco owned 46.36% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,158,201 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on the Schedule 13G/A filed by Denver Investment Advisors with the SEC on February 17, 2015.

Significant Changes in the Ownership of Major Shareholders

On March 11, 2014, Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 19,860,044 of our ordinary shares.  According to the Schedule 13D/A, from September 2012 through April 2013, it purchased an aggregate of 110,000 of our ordinary shares in open market transactions increasing its ownership interest in our shares to 52.2%. On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our ordinary shares at a price to the public of $8.50 per share. Formula Systems purchased 700,000 of the 6,900,000 ordinary shares issued in the offering.  As a result of the issuance of our ordinary shares, Formula Systems’ percentage interest in our company decreased from 51.6% to 45.0%.

On February 17, 2015, Denver Investment Advisors LLC filed a Schedule 13G/A with the SEC, reflecting ownership of 5,944,821, or 13.46% of our ordinary shares. On August 11, 2014, Denver Investment Advisors LLC filed a Schedule 13G with the SEC reflecting ownership of 4,436,012 of our ordinary shares, or 10.05% of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 14, 2015, there were approximately 71 record holders, of which 57 record holders holding approximately 99.9% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.8% of our outstanding ordinary shares as of such date).

B.	RELATED PARTY TRANSACTIONS

For information about related party transactions see "Item 6C. Directors, Senior Management and Employees – Board Practices - Approval of Related Party Transactions Under Israeli Law.

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

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his ruling in January 2015 and determined the damages that we and one of our subsidiaries should pay the plaintiffs. Therefore, our financial results of operations of 2014 includes a net impact of $1.6 million resulting from the arbitration expenses recorded in excess to accruals recorded in previous years.

Dividend Distribution Policy

In December 2009, we declared a cash dividend of $0.5 per share ($16.0 million in the aggregate) to our shareholders of record on January 11, 2010, that was payable on January 25, 2010.

In September 2012, we declared a cash dividend of $0.10 per share ($3.7 million in the aggregate) to our shareholders of record on October 2, 2012, that was payable on October 17, 2012.

In February 2013 we declared a cash dividend of $0.12 per share ($4.4 million in the aggregate) to our shareholders of record on February 25, 2013 that was payable on March 14, 2013.

In August 2013, we declared an additional cash dividend of $0.09 per share ($3.4 million in the aggregate) to our shareholders of record on August 21, 2013 that was payable on September 3, 2013.

In February 2014, we declared paid a cash dividend of $0.12 per share ($4.5 million in the aggregate) to our shareholders of record on February 27, 2014, that was payable on March 14, 2014.

In September 2014, we declared a cash dividend in the amount of US $0.095 per share ($4.2 million in the aggregate) to shareholders of record on August 19, 2014, that was payable on September 4, 2014.

During 2014, we distributed cash dividends totaling $8.7 million (or $0.215 per share), providing a dividend yield of approximately 3.6%.

In February 2015, we declared a cash dividend in the amount of US $0.081 per share ($3.6 million in the aggregate) to our shareholders of record on February 23, 2015, that was paid on March 11, 2015.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market (for periods from January 3, 2011) or the NASDAQ Global Market (for periods prior to January 3, 2011) and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2010	$8.43	$1.55	$8.11	$1.56
2011	$9.74	$3.91	$9.55	$3.95
2012	$7.32	$3.76	$7.42	$3.94
2013	$7.18	$4.53	$7.06	$4.73
2014	$9.60	$5.94	$9.30	$6.40

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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
2013
First Quarter	$5.47	$4.53	$5.36	$4.60
Second Quarter	$5.59	$4.91	$5.65	$4.83
Third Quarter	$6.95	$5.40	$6.85	$5.50
Fourth Quarter	$7.18	$6.12	$7.23	$6.18

2014
First Quarter	$9.60	$7.12	$9.52	$7.02
Second Quarter	$8.63	$7.17	$8.83	$7.01
Third Quarter	$7.74	$6.66	$7.97	$6.51
Fourth Quarter	$7.20	$5.94	$7.24	$6.09

2015
First Quarter (through March 31, 2015)	$7.04	$5.42	$7.15	$5.47

________________

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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
September 2014	$7.74	$6.66	$7.72	$6.82
October 2014	$6.99	$6.45	$6.98	$6.48
November 2014	$7.20	$6.89	$7.22	$6.74
December 2014	$6.91	$5.94	$7.05	$5.93
January 2015	$6.10	$5.42	$6.07	$5.59
February 2015	$6.91	$6.09	$7.06	$5.55
March 2015 (through March 31, 2015)	$7.04	$6.36	$7.03	$6.33

 ___________________

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

Provisions Restricting Change in Control of Our Company

See Item 6C. "Provisions Restricting Change in Control of Our Company" and Item 6C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

Israeli Tax Considerations

Tax regulations have a material impact on our business, particularly in Israel where we have our headquarters. The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs benefiting us. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question. The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

The Israeli corporate tax rate was 25% in 2012 and 2013. The corporate tax rate increased to 26.5% in 2014 and on.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Certain of our production and development facilities have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company). However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries. As of December 31, 2014 the benefit periods under the Law have not yet commenced.

Tax Benefits for Income from Approved Enterprises Approved Before April 1, 2005

Prior to April 1, 2005, the Investment Law provided that a proposed capital investment in production facilities or other eligible facilities may be designated as an “approved enterprise.” Each approval for an approved enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets. The tax benefits relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval

Prior to April 1, 2005, an approved enterprise was entitled to either receive a grant from the Government of Israel or an alternative package of tax benefits, referred to as the Alternative Benefits. We elected to forego the entitlement to grants and elected the Alternative Benefits package, under which undistributed income that we generate from our approved enterprises will be completely tax exempt. The period of such tax exemption for a company electing the Alternative Benefits ranges between two and ten years, depending upon the location within Israel and the type of the approved enterprise. Because we are located in Or Yehuda, the period of such tax exemption is two to four years.

On expiration of the exemption period, the approved enterprise would be eligible for beneficial tax rates otherwise available for approved enterprises under the Investment Law (for our company, a rate of 25%) for the remainder of the otherwise applicable benefits period.

Alternative Benefits are available until the earliest of (i) seven consecutive years, commencing in the year in which the specific approved enterprise first generates taxable income, (ii) 12 years from commencement of production and (iii) 14 years from the date of approval of the approved enterprise status.

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

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

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

As of December 31, 2014, we had not generated income under the provisions of the 2005 amendment or the 2011 amendment.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company.” Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

▪	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

▪	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

▪	Accelerated depreciation rates on equipment and buildings.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that certain of our Israeli subsidiaries currently qualify as Industrial Companies within the definition under the Industry Encouragement Law. We cannot assure you that they will continue to qualify as Industrial Companies or that the benefits described above will be available in the future.

Transfer Pricing

As part of the Israeli 2003 tax reform, the Israeli Income Tax Ordinance (New Version), 1961 (the “Ordinance”) was amended to include section 85A, dealing with international transactions transfer pricing. Section 85A of the Ordinance provides that regardless of the actual conditions of an international transaction between related parties, the transaction shall be reported and taxed, based on the arm’s length standard, i.e., based on market conditions in similar transactions between unrelated parties. On October 30, 2006, the Income Tax Regulations (Determination of Market Conditions) (the “Regulations”), which provide instructions for the implementation of Section 85A, came into effect.

In accordance with the Regulations, a transaction shall be considered an international transaction if (i) one of the parties is a “foreign resident” as defined thereunder or if the income generated from such transaction, in all or in part, is taxed both in and outside of Israel; and (ii) there are special relations between the parties of the transaction. The Regulations establish acceptable methods for comparison between transactions, and methods for calculating the price range against which the transaction is measured.

Taxpayers are required to include in their yearly income tax returns a report declaring that their international transactions are at arm’s length. The Regulations have not had a material effect on us.

As of December 31, 2014, our consolidated net operating loss carry-forwards for Israeli tax purposes was approximately $3.7 million. Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income. As of December 31, 2014, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $4.8 million, which may be offset against future taxable income.

As of December 31, 2014, our subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 0.4 million, which can be carried forward and offset against taxable income in the future for up to 20 years from the year the loss was incurred. We have received final tax assessments through the year 2010 from the Israeli tax authorities.

Israeli Capital Gains Tax

The following is a short summary of the material provisions of the tax environment to which shareholders may be subject. This summary is based on the current provisions of tax law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the discussion will be accepted by the appropriate tax authorities or the courts.

The summary does not address all of the tax consequences that may be relevant to all purchasers of our ordinary shares in light of each purchaser’s particular circumstances and specific tax treatment. For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes. As individual circumstances may differ, holders of our ordinary shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares. The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. Each individual should consult his or her own tax or legal adviser.

Tax Consequences Regarding Disposition of Our Ordinary Shares

Overview

Israeli law generally imposes a capital gain tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2014).

Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a Substantial Shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gain tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate from 2014 and onwards is 26.5%.

Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% in 2012 and 2013, 26.5% in 2013) or, if derived by an individual, at the rate of 25%, or 30% in case of "substantial shareholder." Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2014).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty (the “U.S.-Israel Treaty”), the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Treaty does not provide such credit against any U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 20%, or 25% if the recipient of such dividend is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. Pursuant to the Tax Burden Law, as of 2013 such tax rate is 25%, or 30% if the dividend recipient is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise), if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our ordinary shares). However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli withholding tax on the receipt of dividends paid for publicly traded shares, like our ordinary shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprises (and 20% with respect to Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), unless a reduced rate is provided under an applicable tax treaty. For example, under the U.S.-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position or a hedging or conversion transaction.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) owns ordinary shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ordinary shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ordinary shares.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are advised to consult your tax advisors regarding the foreign and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

Taxation of Dividends

Subject to the discussion, below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “-Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex. You should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% net investment tax, discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate, provided that either: (i) we are entitled to benefits under the income tax treaty between the United States and Israel (the “Treaty”) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a passive foreign investment company, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.

Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of our ordinary shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our ordinary shares. The gain or loss recognized on the disposition of the ordinary shares will be long-term capital gain or loss if the U.S. holder held the ordinary shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The effective maximum long-term capital gains rate is 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. Capital gain from the sale, exchange or other disposition of ordinary shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our ordinary shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

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

Passive Foreign Investment Companies

If we were to be classified as a “passive foreign investment company” in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a "qualified electing fund," by making a “QEF election” or to "mark-to-market" your ordinary shares, as described below,

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such ordinary shares are “regularly traded” on a “qualified exchange.” In general, our ordinary shares will be treated such as “regularly traded” for a given calendar year if more than a de minimis quantity of our ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. Our ordinary shares are listed on the Tel Aviv Stock Exchange and the NASDAQ Global Select Market. However, no assurance can be given that our ordinary shares will be regularly traded on a qualified exchange for purposes of the mark-to-market election. In addition, because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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

Backup Withholding and Information Reporting

Payments in respect of ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at 5 Haplada Street, Or Yehuda 6021805, Israel.

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

As of December 31, 2014, we had approximately $72.5 million in cash and cash equivalents and short term bank deposits and $11.9 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 4.2%, with average maturities of 3.0 years and maximum maturities of 4.4 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2014, net unrealized losses in our marketable securities portfolio totaled $119. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2014, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, euro and Japanese Yen. As of December 31, 2014, we had outstanding forward contracts that did not meet the requirement for hedge accounting in the amount of $1.7 million. These contracts were for a period of up to 12 months. The net gains recognized in “financial income, net” during 2014 were $24,000.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2014 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.3 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2014 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.1 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2014 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.0 million, $0.4 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2014 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.0 million, $0.3 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2014, we had $11.9 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $1.2 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2014, our internal control over financial reporting was effective.

The effectiveness of our management’s internal control over financial reporting as of December 31, 2014 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of April 21, 2015, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

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

Our board of directors has determined that Mr. Itiel Efrat, an external director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Efrat’s relevant experience, see Item 6A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2013	2014
Audit (1)	$238,000	$301,000
Audit-related(2)	$24,000	-
Tax (3)	$47,700	$40,000
Total	$309,000	$341,000

______________

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Audit-related fees in 2013 relate to due diligence services performed in connection with our acquisitions.
(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

We did not purchase any ordinary shares of our company nor did any affiliated purchaser purchase any shares on our behalf during 2014.  Although we do not believe that Formula Systems may be deemed to be an affiliated purchaser as defined in the Exchange Act, according to the Schedules 13D/A Formula Systems filed with the SEC on September 11, 2012 and March 11, 2014, from December 2008 through September 7, 2012, it purchased an aggregate of 515,292 of our ordinary shares in open market transactions for an aggregate purchase price of approximately $2,500,000 and from September 2012 through April 2013, it purchased an aggregate of 110,000 of our ordinary shares in open market transactions for an aggregate purchase price of approximately $509,472. This brought Formula System’s ownership interest in our shares to 52.2%. On March 5, 2014, we completed a follow-on public offering of our ordinary shares. We issued 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters' full exercise of their over-allotment option at a price to the public of $8.50 per share. Formula Systems purchased 700,000 of the 6,900,000 ordinary shares issued and sold in the offering.  As a result of the March 2014 public offering, Formula Systems’ percentage interest in us decreased from 51.6% to 45.0%. Its percentage ownership currently stands at 45.2%.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
4.3	Underwriting Agreement, dated February 28, 2014, by and among our company and Barclays Capital Inc. and William Blair & Company, LLC, as representatives for the several underwriters[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of Levy Cohen & Co., Chartered Accountants (relating to Magic Software Enterprises (UK) Limited)
15.3	Consent of Levy Cohen & Co., Chartered Accountants (relating to Hermes Logistics Technologies Limited)

15.4	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.PRE*	XBRL Taxonomy Presentation Linkbase Document
101.CAL*	XBRL Taxonomy Calculation Linkbase Document
101.LAB*	XBRL Taxonomy Label Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

_____________

*	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for the purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 1.1 to the registrant’s Form 6-K for the month of February 2014, filed on February 28, 2014, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 7% and 4% as of December 31, 2013 and 2014, respectively, and total revenues of 16%, 14% and 11% for the years ended December 31, 2012, 2013 and 2014, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2015	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2014 and our report dated April 21, 2015 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 21, 2015	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31,
	2013	2014
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$35,134	$72,515
Available-for-sale marketable securities (Note 4)	854	11,915
Trade receivables (net of allowance for doubtful accounts of $ 3,313 and $ 2,380 at December 31, 2013 and 2014, respectively)	31,976	40,358
Other accounts receivable and prepaid expenses (Note 6)	5,209	3,973

Total current assets	73,173	128,761

LONG-TERM RECEIVABLES:
Severance pay fund	403	1,426
Long term deferred tax asset (Note 12)	1,674	1,583
Other long-term receivables	2,118	2,376

Total long-term receivables	4,195	5,385

PROPERTY AND EQUIPMENT, NET (Note 7)	1,773	2,005

INTANGIBLE ASSETS, NET (Note 8)	32,549	32,543

GOODWILL (Note 9)	55,313	55,490

Total assets	$167,003	$224,184

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share and per share data)

	December 31,
	2013	2014
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 11)	$1,055	$2,853
Trade payables	4,149	3,861
Accrued expenses and other accounts payable (Note 10)	16,937	15,013
Deferred tax liability (Note 12)	2,567	760
Deferred revenues	3,294	3,431

Total current liabilities	28,002	25,918

ACCRUED SEVERANCE PAY	1,275	2,562

LONG TERM LIABILITIES:
Long term debt (Note 11)	2,274	490
Liabilities due to acquisition activities and other (Note 3)	1,396	474
Long term deferred tax liability (Note 12)	2,204	4,086

	5,874	5,050

COMMITMENTS AND CONTINGENCIES (Note 15)

REDEEMABLE NON-CONTROLLING INTEREST	2,721	2,930

EQUITY (Note 13):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2013 and 2014; Issued and Outstanding: 37,155,355 and 44,174,217 shares at December 31, 2013 and 2014, respectively	826	1,029
Additional paid-in capital	127,060	182,114
Accumulated other comprehensive loss	(172)	(5,347)
Accumulated (deficit) earnings	430	7,269

Total Magic Software Enterprises equity	128,144	185,065
Non-controlling interests	987	2,659

Total equity	129,131	187,724

Total liabilities, redeemable non-controlling interest and equity	$167,003	$224,184

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Revenues (Note 17):
Software	$23,684	$23,254	$25,351
Maintenance and technical support	22,384	22,685	22,780
Consulting services	80,312	99,019	116,173

Total revenues	126,380	144,958	164,304

Cost of revenues:
Software	7,439	6,648	7,646
Maintenance and technical support	3,238	2,949	2,921
Consulting services	62,716	76,296	89,160

Total cost of revenues	73,393	85,893	99,727

Gross profit	52,987	59,065	64,577

Operating costs and expenses:
Research and development, net (Note 14a)	2,947	3,706	4,750
Selling and marketing	22,990	23,066	24,580
General and administrative	10,642	13,166	14,521

Total operating costs and expenses	36,579	39,938	43,851

Operating income	16,408	19,127	20,726
Financial income (expense), net (Note 14b)	10	(684)	(1,786)
Other income (expense), net	136	(12)	(67)

Income before taxes on income	16,554	18,431	18,873
Taxes on income (Note 12)	94	1,575	2,307

Net income	16,460	16,856	16,566
Net income attributable to redeemable non-controlling interests	184	546	425
Net income attributable to non-controlling interests	93	430	621

Net income attributable to Magic Software Enterprises Shareholders	$16,183	$15,880	$15,520

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 16):
Basic and diluted earnings per share	$0.44	$0.43	$0.36

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2012	2013	2014

Net income	$16,460	$16,856	$16,566

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(621)	495	(5,469)
Unrealized gain from derivative instruments, net	29	-	-
Unrealized loss (gain) from available-for-sale securities	28	(35)	(259)

Total other comprehensive income (loss), net of tax	(564)	460	(5,728)

Total comprehensive income	15,896	17,316	10,838

Comprehensive income attributable to redeemable non-controlling interests	157	807	51
Comprehensive income attributable to non-controlling interests	96	476	442

Comprehensive income attributable to Magic Software Enterprises' shareholders	$15,643	$16,033	$10,345

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands (except per share data)

	Attributable to the Company's shareholders
	Number of Shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Non controlling interests	Total equity

Balance as of January 1, 2012	36,490,020	$808	$124,616	$(19)	$(20,249)	$469	$105,625
Exercise of stock options	136,708	3	306	-	-	-	309
Stock-based compensation expenses	-	-	515	-	-	-	515
Dividend	-	-	-	-	(3,661)	-	(3,661)
Acquisition of non-controlling interests in Xsell (see Note 3)	-	-	(149)	-	-	(165)	(314)
Other comprehensive income	-	-	-	(567)	-	3	(564)
Net income	-	-	-	-	16,183	268	16,451

Balance as of December 31, 2012	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	528,627	15	1,447	-	-	-	1,462
Stock-based compensation expenses	-	-	325	-	-	-	325
Dividend	-	-	-	-	(7,723)	(64)	(7,787)
Other comprehensive income	-	-	-	414	-	46	460
Net income	-	-	-	-	15,880	430	16,310

Balance as of December 31, 2013	37,155,355	826	127,060	(172)	430	987	129,131
Issuance of shares	6,903,141	201	54,525	-	-	-	54,726
Exercise of stock options	115,721	2	202	-	-	-	204
Stock-based compensation expenses	-	-	327	-	-	1,230	1,557
Dividend	-	-	-	-	(8,681)	-	(8,681)
Other comprehensive income	-	-	-	(5,175)	-	(179)	(5,354)
Net income	-	-	-	-	15,520	621	16,141

Balance as of December 31, 2014	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from operating activities:

Net income	$16,460	$16,856	$16,566
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,444	8,380	8,660
Interest expenses related to liabilities in connection with acquisitions	48	-	-
Accrued severance pay, net	8	-	-
Loss on sale of property and equipment	-	10	-
Stock-based compensation expenses	515	325	1,557
Amortization of marketable securities premium, accretion of discount	-	-	62
Gain on sale of subsidiary's operation	(136)	-	-
Decrease (increase) in trade receivables, net	11	473	(9,378)
Decrease (increase) in other long term and short term accounts receivable and prepaid expenses	145	(397)	(23)
Increase in trade payables	780	(700)	(342)
Increase (decrease) in accrued expenses and other accounts payable	(2,279)	(1,589)	(303)
Increase (decrease) in deferred revenues	(1,131)	(1,765)	191
Change in deferred income taxes, net	1,083	687	1,204

Net cash provided by operating activities	22,948	22,280	18,194

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014
Cash flows from investing activities:

Capitalized software development costs	(4,969)	(4,713)	(4,267)
Purchase of property and equipment	(510)	(497)	(993)
Cash paid in conjunction with acquisitions, net of acquired cash	(7,627)	(16,557)	(9,363)
Proceeds from sale of subsidiary's operation	136	-	-
Proceeds from sale of property and equipment	-	60	-
Proceeds from maturity of marketable securities	343	-	596
Proceeds from short-term bank deposits	3,601	-	-
Change in loans to employees and other deposits ,net	(34)	-	(58)
Investment in marketable securities	-	-	(11,976)
Investment in short-term bank deposit	(1,366)	-	-

Net cash used in investing activities	(10,426)	(21,707)	(26,061)

Cash flows from financing activities:

Proceeds from exercise of options by employees	309	1,462	204
Issuance of Ordinary shares, net	-	-	54,726
Dividend paid	(3,661)	(7,787)	(8,681)
Short-term credit, net	14	(47)	2,974
Purchase of non-controlling interest	(87)	(168)	-
Long term loan received	-	3,307	-
Repayment of long-term loans	-	(95)	(2,905)

Net cash used in financing activities	(3,425)	(3,328)	46,318

Effect of exchange rate changes on cash and cash equivalents	(64)	145	(1,070)

Increase (decrease) in cash and cash equivalents	9,033	(2,610)	37,381
Cash and cash equivalents at the beginning of the year	28,711	37,744	35,134

Cash and cash equivalents at end of the year	$37,744	$35,134	$72,515

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Year ended December 31,
	2012	2013	2014

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$3,103	$1,581	$250

Contingent acquisition payment	$1,192	$3,981	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,250	$1,519	$1,601

Interest	$17	$34	$74

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

Financial statements in United States dollars

A substantial portion of the revenues and expenses of the Company and certain of its subsidiaries is generated in U.S. dollars ("dollar"). The Company's management believes that the dollar is the currency of the primary economic environment in which the Company and certain of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain of its subsidiaries is the dollar.

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

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2014	2,721
Net income attributable to redeemable non-controlling interests	425
Non-controlling interest as part of acquisitions	158
Foreign currency translation adjustments	(374)

December 31, 2014	2,930

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

Cash and cash equivalent includes amounts held primarily in NIS, U.S. dollars, Euro, Japanese Yen and British Pound.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2012, 2013 and 2014, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2012, 2013 and 2014, no impairment was identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2014, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the impairment test is performed.

In step one of the impairment test, the company compares the fair value of the reporting units to the carrying value of net assets allocated to the reporting units. If the fair value of the reporting unit exceeds the carrying value of the net assets allocated to that unit, goodwill is not impaired, and no further testing is required. Otherwise, the company must perform the second step of the impairment test to measure the amount of the impairment.

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment

The Company performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses (see Note 9).

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2012, 2013 and 2014, no such estimated losses were identified.

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

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees' employment; all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments shall be made by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are is legally released from their obligations to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2012, 2013 and 2014 amounted to approximately $ 829, $ 1,371 and $ 1,673, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2012, 2013 and 2014 amounted to $ 556, $ 306 and $ 466, respectively.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 669,887, 536,877 and 35,010 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The fair value for the Company's stock options granted to employees and directors was estimated using the following assumptions:

	2013	2014

Dividend yield	0%	0%
Expected volatility	32% - 59%	32% - 59%
Risk-free interest rate	0.1% - 2.6%	0.1% - 2.6%
Expected forfeiture (employees)	-	-
Expected forfeiture (executives)	-	-
Contractual term of up to	10 years	10 years
Suboptimal exercise multiple (employees)	2	-
Suboptimal exercise multiple (executives)	2	2

During the years ended December 31, 2012, 2013 and 2014, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 515, $ 325 and $ 1,557, respectively, as follows:

	Year ended December 31,
	2012	2013	2014

Cost of revenue	$16	$11	$30
Research and development	114	67	29
Selling and marketing	82	85	220
General and administrative	303	162	1,278

Total stock-based compensation expense	$515	$325	$1,557

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

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Japan, South Africa and Israel. The Company performs ongoing credit evaluations of its customers and excluding 2013 to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2012, 2013 and 2014 was $ 420, $ 1,285 and $ 735, respectively.

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 0 and $ 1,736 as of December 31, 2013 and 2014, respectively.

At December 31, 2014, the Company did not have any cash flow hedges.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
		December 31,
	Balance sheet item	2013	2014
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$-	$9

Total derivatives		$-	$9

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Statements	Gain (loss) recognized in the statements of income
	of	Year ended December 31,
	income item	2012	2013	2014

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Financial expenses, net"	245	139	24

Total derivatives		$245	$139	$24

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect on previously reported net income, equity or cash flow.

Recently Issued Accounting Pronouncement:

In August 2014, the Financial Accounting Standards Board (“FASB”) issued amended guidance related to disclosure of uncertainties about an entity’s ability to continue as a going concern. The new guidance requires management to evaluate whether there is substantial doubt about the entity’s ability to continue as a going concern and, as necessary, to provide related footnote disclosures. The guidance has an effective date of December 31, 2016.

In May 2014, Financial Accounting Standards Board ("FASB") issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)", a comprehensive new revenue recognition standard that will supersede existing revenue guidance under US GAAP and IFRS ("ASU 2014-09"). ASU 2014-09's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. ASU 2014-09 is effective for annual periods beginning after December 15, 2016, including interim periods within that period. Early adoption is not permitted under US GAAP. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In April 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-08 (ASU 2014-08) “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The new guidance limits the presentation of discontinued operations to business circumstances when the disposal of the business operation represents a strategic shift that has had or will have a major effect on operations and financial results. This guidance is effective for fiscal years beginning January 1, 2015. The company believes that the adoption of this new standard will not materially impact its consolidated financial statements.

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

b.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 is to be paid during the next two years, of which, $ 1,192 is contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,750. In March 2014, the paid the sellers the remaining deferred payments.

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

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$490
Intangible assets	715

Total assets acquired	$1,205

d.	On May 16, 2013, the Company purchased Valinor Ltd, a consulting company specializing in project and product consultation, installation and implementation of databases for a total consideration of $ 1,618, of which $ 339 was paid upon closing, $ 339 was paid in November 2013, $340 paid on May 25, 2014, and $ 600 is contingently payable upon the business meeting certain operational targets in 2013 and 2014. The amount related to operational targets of 2013 was paid in September 2014. On December 2013 the company increased the total consideration according to 2013 results by $230 recorded in the Company’s statement of operations. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of projects and product consultation and installation and implementation of databases. Acquisition related costs were immaterial.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing May 15, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$119
Intangible assets	464
Goodwill	1,035

Total assets acquired	$1,618

e.	On May 30, 2013, the Company purchased Dario Solutions IT Ltd, a consulting company specializing in integration services of Microsoft products in enterprise IT environments for a total consideration of $ 3,723, of which $ 1,100 was paid upon closing, $ 906 is to be paid by February 28, 2014 and the remaining $ 1,717 is contingently payable upon the business meeting certain operational targets in 2013, 2014 and 2015. The amount related to operational targets of 2013 was paid in September 2014. On September 2014 the company decreased the total consideration according to 2014 results by $997 recorded in the Company’s statement of operations. The company believes the acquisition will complement the company’s’ professional services offering to its existing and new customers in the field of software integration and advanced on target IT solutions for large and mid- range customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$371
Intangible assets	707
Goodwill	2,645

Total assets acquired	$3,723

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

f.	On November 11, 2013 the Company acquired the operations of Allstates Technical Services, LLC, a US-based full-service provider of consulting and staffing solutions for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The company believes the acquisition will broadens its existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Total assets acquired	$10,963

g.	In addition, the Company acquired additional activities during the years ended December 31, 2013 and 2014, whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 0.9 million and $ 0.7 million, respectively.

h.	On October 1, 2014 the Company acquired the operations Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of Business Support Systems, including convergent charging, billing, customer management and policy control. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2013				2014
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Governmental bonds	$407	$-	$3	$410	$11,916	$(232)	$-	$11,684
Commercial bonds	190	-	25	215	-	-	-	-
Equity funds	119	-	110	229	116	-	115	231

Total available-for-sale marketable securities	$716	$-	$138	$854	$12,032	$(232)	$115	$11,915

Marketable securities with contractual maturities from one to three years are as follows:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Market value
Due between one to three years	$6,219	$-	$(124)	$6,095

	$6,219	$-	$(124)	$6,095

Marketable securities with contractual maturities from three to five years are as follows:

		Unrealized gains (losses)
	Amortized cost	Gains	Losses	Market value
Due between three to five years	$5,697	$-	$(108)	$5,589

	$5,697	$-	$(108)	$5,589

The following is the change in the other comprehensive income of available-for-sale securities during 2013:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2013	$173

Unrealized loss from available-for-sale securities	(35)

Other comprehensive income from available-for-sale securities as of December 31, 2013	$138

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2014:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2014	$138

Unrealized losses from available-for-sale securities	(259)

Other comprehensive income from available-for-sale securities as of December 31, 2014	$(121)

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,684	$-	$11,684
Equity fund	231	-	-	231

Total financial assets	$231	$11,684	$-	$11,915

Liabilities:
Contingent consideration	$-	$-	$382	$382

Total financials liabilities	$-	$-	$382	$382

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2013	2014

Opening balance	$1,942	$3,981
Increase in contingent consideration	2,459	250
Payment in contingent consideration	(750)	(3,053)
Change in fair value of contingent consideration	-	(948)
Amortization of interest	330	152

Closing balance	$3,981	$382

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2013	2014

Prepaid expenses	$1,156	$1,159
Government authorities	862	1,081
Deferred tax assets, net	1,949	554
Restricted deposits	289	149
Related parties	92	447
Other	861	583

	$5,209	$3,973

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2013	2014
Cost:

Leasehold improvements	$546	$523
Computers and peripheral equipment	10,106	12,942
Office furniture and equipment	2,639	2,620
Motor vehicles	98	177
Software	1,962	3,478

	15,351	19,740
Accumulated depreciation:

Leasehold improvements	288	175
Computers and peripheral equipment	9,657	12,426
Office furniture and equipment	1,947	1,985
Motor vehicles	68	133
Software	1,618	3,016

	13,578	17,735

Depreciated cost	$1,773	$2,005

Depreciation expenses amounted to $ 757, $ 656 and $ 675 for the years ended December 31, 2012, 2013 and 2014, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2013	2014
Original amounts:

Capitalized software costs	$59,069	$63,260
Customer relationships	23,843	26,618
Backlog and non-compete agreement	1,554	1,623
Acquired technology	3,112	4,862

	87,578	96,363
Accumulated amortization:

Capitalized software costs	45,075	49,072
Customer relationships	8,895	12,817
Backlog and non-compete agreement	630	1,142
Acquired technology	429	789

	55,029	63,820

Intangible assets, net	$32,549	$32,543

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 8:-	INTANGIBLE ASSETS (Cont.)

b.	Amortization expenses amounted to $ 6,687, $ 7,724 and $ 7,919 for the years ended December 31, 2012, 2013 and 2014, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2014 is as follows:

2015	8,230
2016	7,140
2017	5,764
2018	4,383
2019	3,043
2020 and thereafter	3,983

$32,543

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2013 and 2014 according to the Company's reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2013	$18,036	$26,627	$44,663

Business combination	9,007	1,036	10,043
Classifications	430	-	430
Foreign currency translation adjustments	1,022	(845)	177

As of December 31, 2013	28,495	26,818	55,313

Business combination	-	3,664	3,664
Classifications	-	(496)	(735)
Foreign currency translation adjustments	(1,906)	(1,085)	(2,752)

As of December 31, 2014	26,589	28,901	55,490

The Company performed an annual impairment tests as of December 31, of each of 2012, 2013 and 2014 and did not identify any impairment losses (see Note 2).

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2013	2014

Employees and payroll accruals	$6,675	$7,243
Accrued expenses	2,925	5,191
Deferred and contingent payments related to acquisitions	4,167	170
Government authorities	2,495	1,395
Other	675	1,014

	$16,937	$15,013

NOTE 11:-	LONG TERM DEBT

	Interest rate as of December 31,	December 31,
	2014	2013	2014

	%
Loans from banks in USD (1)	3.7%	$2,904	$-
Loan from banks and other in NIS	4.1%-5.9%	405	481
Other long term debt		20	8

Less – Current maturities (included under “short-term debt”)		(1,055)	-

		$2,274	$490

(1)	Loan from a US bank, received on November 2013 in the amount of $3,000, paid monthly in equal payment, for a period of 36 months bearing interest of Libor+3.5%. The loan agreement contains various covenants which require us to maintain certain financial ratios. The Company has met the financial ratios as of December 31, 2013. During 2014 the company repaid the loan.

(2)	On November 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $3 million for a period of three years. As of December 31, 2014, the Company had drawn down an amount of approximately $2.8 million from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 3% per annum; provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company was in full compliance with the financial covenants. During January 2015 the company fully repaid the credit line.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2012, 25% in 2013 and 26.5% in 2014.

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

The entitlement to the above benefits is conditional upon the fulfilling of the conditions stipulated by the Laws and regulations. Should they fail to meet such requirements in the future, income attributable to its Approved Enterprise programs could be subject to the statutory Israeli corporate tax rate and they could be required to refund a portion of the tax benefits already received, with respect to such programs. As of December 31, 2014, management believes that the Company's Israeli subsidiaries are in compliance with all the conditions required by the Law.

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the Amendment and from then on it will be subject to the amended tax rates as follows: 2014 - 16%. As of December 31, 2014, the Company has not applied for this amendment. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 20% (on distribution commencing January 1, 2014) or lower, under an applicable tax treaty.

The Company and certain of its Israeli subsidiaries intend to apply the new incentives regime under the Amendment to their industrial activity in Israel starting in 2014 and believes it will qualify as an “Beneficiary Company” under the Amendment.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

3.	The Company's Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2010.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $21.2 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability

c.	Net operating loss carryforwards:

As of December 31, 2014, the Company and its Israeli subsidiaries had operating loss carryforwards of $ 15,929, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 4,999 as of December 31, 2014, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 427 as of December 31, 2014, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

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

d.	Income before taxes on income:

	Year ended December 31,
	2012	2013	2014

Domestic	$10,462	$16,165	$14,690
Foreign	6,092	2,266	4,183

	$16,554	$18,431	$18,873

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2012	2013	2014
Current:

Domestic	$(1,291)	$(1,277)	$241
Foreign	302	781	689

	(989)	(496)	930
Deferred taxes:

Domestic	414	2,673	2,575
Foreign	669	(602)	(1,198)

	1,083	2,071	1,377

Taxes on income (tax benefit)	$94	$1,575	$2,307

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

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2013	2014

Net operating loss carryforwards	$5,293	$4,627
Allowances, reserves and intangible assets	1,207	1,080

Deferred tax assets before valuation allowance	6,500	5,707
Less - valuation allowance	(1,154)	(3,570)

Deferred tax assets	5,346	2,137
Capitalized software costs	(1,723)	-

Deferred tax assets, net	$3,623	$2,137

	December 31,
	2013	2014

Current tax assets	$1,949	$554
Non-current tax assets	1,674	1,583

Deferred tax assets	$3,623	$2,137

Current taxes are included under other accounts receivable and prepaid expenses.

Significant components of the Company and its subsidiaries deferred tax liability are as follows:

	December 31,
	2013	2014

Current tax liabilities	$2,567	$760
Non-current tax liabilities	2,204	4,086

Net deferred tax liabilities	$4,771	$4,846

Both current deferred tax liabilities and long term deferred tax liabilities are in respect of acquired intangible assets.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2012, 2013 and 2014 statutory tax rate (25%, 25% and 26.5%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2012		2013	2014

Income before taxes, as reported in the consolidated statements of income	$16,554		$18,431	$18,873

Statutory tax rate	25%		25%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$4,139		$4,609	$5,001
Tax adjustment in respect of different tax rates	444		484	80
Deferred taxes on losses for which full valuation allowance was provided in the past	651		(304)	236
Changes in valuation allowance	(2,003)		-	-
Tax benefits in respect of prior years, net	(1,126	)*)	203	(516)
Nondeductible expenses	20		95	82
Uncertain tax position and other differences	(2,031	)**)	(3,512)	(2,576)

Income tax (tax benefit)	$94		$1,575	$2,307

*)	In 2012, the Company reversed its write-off of tax prepayment advances from prior years since the Company believes the utilization of the prepayments is more-likely-than not in the near future.
**)	This amount is mainly comprised of tax provisions reversal due to statute of limitation of prior years' tax assessments amounting to $1,270.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2012, 2013 and 2014, the Company recorded $ 219, $ 2,811 and $ 156 of tax income, respectively, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2012	$3,528

Increase in tax positions taken in prior years	270

Decrease in tax positions taken in prior years	(489)

Gross unrecognized tax benefits at December 31, 2012	3,309
Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(2,811)

Gross unrecognized tax benefits at December 31, 2013	498

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(156)

Gross unrecognized tax benefits at December 31, 2014	$342

As of December 31, 2014, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 13:-	EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On December 23, 2010, the Company issued 3,287,616 ordinary shares at a price of $ 6.5 per share and in a total amount of $ 20,290 net of issuance expenses. The shares were issued to institutional investors in a private placement. In addition, certain of the purchasers received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $ 8.26 per share.  The warrants are exercisable as of six months from the date of issuance, have a term of three years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. Following the Company's dividend distribution and in respect to warrants issuance agreement. The warrants expired on June 2014.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2014, an aggregate of 1,001,563 ordinary shares of the Company are available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. The 2007 Plan will expire on August 1, 2017.

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

A summary of employee option activity under the Plans as of December 31, 2014 and changes during the year ended December 31, 2014 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2014	703,110	$3.16	6.68	$2,298
Granted	155,000	$7.47
Exercised	(115,721)	$1.86
Forfeited	(3,500)	$4.00

Outstanding at December 31, 2014	738,889	$4.26	6.42	$1,248

Exercisable at December 31, 2014	448,639	$2.95	5.03	$1,348

Vested and expected to vest at December 31, 2014	738,889	$4.26	6.42	$1,248

The weighted-average grant-date fair value of options granted during the years ended December 31, 2012, 2013 and 2014 was $4, $ 6 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2014. This amount is changed based on the market value of the Company's ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2012, 2013 and 2014 was $ 572, $ 529 and $ 741, respectively. As of December 31, 2014, there was $ 646 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2014, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	4.24	$-	4,000	$-
1.01-2	69,200	1.85	$1.20	69,200	$1.20
2.01-3	173,667	4.80	$2.30	173,667	$2.30
3.01-4	252,022	6.12	$3.96	180,522	$3.95
4.01-5	-	-	$-	-	$-
5.01-6	85,000	8.61	$6.00	21,250	$6.00
6.01-7	75,000	9.87	$6.89	-	$-
7.01-8	-	-	$-	-	$-
8.01-9	80,000	9.36	$8.01	-	$-

	738,889	6.42	$4.26	448,639	$2.95

d.       Accumulated other comprehensive income:

	December 31,
	2012	2013	2014

Accumulated realized and unrealized gain on available-for-sale securities, net	$173	$138	$(121)
Accumulated foreign currency translation adjustments	(776)	(327)	(5,243)
Accumulated unrealized gain (loss) on derivative instruments, net	17	17	17

Total other comprehensive income	$(586)	$(172)	$(5,347)

e.	On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 13:-     EQUITY (Cont.)

In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively. On August 12, 2013 the Company declared a dividend distribution of $ 0.09 per share ($ 3,390 in the aggregate) which was paid on September 3, 2013. On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 the Company declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 4, 2015, the Company declared a dividend distribution of $ 0.081 per share (see also note 18).

f.	On November 2014, a Company's subsidiary granted one of its executive options exercisable for 1,167 ordinary shares in its subsidiary. The options are vested in equal quarterly installments, over a four year period that commences in January 1, 2013 and concludes in March 31, 2016, if meeting a certain operational margin during 2013, 2014 and 2015. The exercise price of the options is NIS 1 per share. Total fair value of the grant was calculated based on the Company subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share).

NOTE 14:-     SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2012	2013	2014

Total costs	$7,916	$8,419	$9,017
Less - capitalized software costs	(4,969)	(4,713)	(4,267)

Research and development, net	$2,947	$3,706	$4,750

b.	Financial income (expenses), net:

Interest income net of bank charges	$20	$(170)	$(156)
Interest expenses related to liabilities in connection with acquisitions	(48)	(407)	(152)
Interest income from debt instruments	49	46	91
Loss arising from foreign currency translation and other	(11)	(153)	(1,569)

Financial income(expenses), net	$10	$(684)	$(1,786)

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 15:-     COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2014, are as follows:

2015	$1,798
2016	773
2017	578
2018 and thereafter	583

$3,732

Rent expenses for the years ended December 31, 2012, 2013 and 2014 were approximately $ 1,701, $ 1,911 and $ 1,736, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 147.

The Company currently occupies approximately 59,546 square feet of space based on a lease agreement expiring in December, 2014. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 259.

b.	Guarantees and Collaterals:

The Company and certain of its subsidiaries have provided three of their clients with performance bank guarantees totaling $ 295, which are linked to the New Israeli Shekels, all of which will be terminated during 2015 and 2016.

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

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52 million (approximately $15 million). The arbitrator determined that both the company and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that the company should pay damages to the plaintiffs. The company financial results of operations include a net impact of $1.6 million resulting from the arbitration. The company is considering its options following this ruling.

2.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 16:-     NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2012	2013	2014

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$16,183	$15,880	$15,403

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	36,502,264	36,835,163	43,287,523
Effect of dilutive securities	605,406	458,753	17,291

Denominator for diluted net earnings per share	37,107,670	37,293,916	43,304,814

Basic and diluted earnings per share	$0.44	$0.43	$0.36

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

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2013

Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831

Segment operating income (loss)	$14,289	$8,659	$(3,821)	$19,127

Depreciation and amortization	$5,917	$2,210	$253	$8,380

2014

Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578

Segment operating income (loss)	$15,397	$9,570	$(4,241)	$20,726

Depreciation and amortization	$6,065	$2,263	$266	$8,594

c.	The Company's business is divided into the following geographic areas: Israel, Europe, the United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31,
	2012	2013	2014

Israel	$11,561	$24,006	$29,198
Europe	29,139	31,386	37,409
United States	64,591	70,872	78,606
Japan	12,661	11,965	11,299
Other	8,428	6,729	3,927

	$126,380	$144,958	$164,304

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands (except share and per share data)

NOTE 17:-     SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company's long-lived assets are located as follows:

	December 31,
	2013	2014

Israel	$54,656	$58,263
Europe	3,117	1,523
United States	23,287	22,174
Japan	5,180	4,786
Other	3,395	3,291

	$89,634	$90,039

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2012, 2013 and 2014, the Company had one customer, included in the IT professional services segment, which accounted for 19%, 13% and 10% of the group revenues, respectively.

NOTE 18:-     SUBSEQUENT EVENTS

a.	On February 25, 2015 the Company entered into a definitive agreement to acquire a 70% stake, with an option to increase the holding to 100%, in an Israeli-based company specializes in software professional services for mainframes and complex large-scale environments. The acquisition is subject to the fulfillment of certain conditions defined in the acquisition agreement.

b.	On February 4, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which will be paid on March 11, 2015. The dividend distribution relates to the Company's earnings in the second half of 2014.

MAGIC SOFTWARE ENTERPRISES LTD.
AND ITS SUBSIDIARIES
APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2014:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Business Solutions Ltd	96.3	Israel
Comm-IT Technology Solutions Ltd	80	Israel
Comm-IT Software Ltd	100	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.	50.1	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd	100	U.K.
Valinor Ltd	100	Israel
Dario Solutions IT Ltd	100	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
Formula Telecom Solutions, Ltd	100	Israel
FTS Bulgaria (FTS Global Ltd.)	100	Bulgaria
DataMind Technologies Ltd	80	Israel

- - - - - - - - - - - -

37 Broadhurst Gardens, London NW6 3QT	Tel: 020 - 7624 2251 Fax: 020 - 7372 2328
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Magic Software Enterprises (UK) Limited

We have audited the accompanying balance sheet of Magic Software Enterprises (UK) Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
January 29, 2015

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
E - mail: lc@levy-cohen.co.uk

To the Board of Directors and Shareholders of

Hermes Logistics Technologies Limited

We have audited the accompanying balance sheet of Hermes Logistics Technologies Limited (the “Company”) as of December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2013, and the related profit and loss account and changes in shareholders’ equity for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

Yours sincerely,

LEVY COHEN & CO.

Registered Auditors and Certified
Public Accountants
March 13, 2015

J. Cohen C.P.A. (ISR) R. Shahmoon ACA	Registered to carry out audit work in the UK by The Institute of Chartered Accountants in England and Wales. Details about our audit registration can be viewed at www.auditregister.org.uk under reference no. C008178288.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K. K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the "Company”) as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2014, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan
January 28, 2015
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
Name: Guy Bernstein
Title: Chief Executive Officer

 Dated: April 21, 2015

97