Form 20-F
period 2015-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2016-04-27
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015

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

Ordinary Shares, par value NIS 0. 1 per share        44,335,220 (as of December 31, 2015)

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

INTRODUCTION

We are a global provider of proprietary application development and business process integration platforms, selected vertical software solutions and related professional services, as well as a vendor of IT outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and MVNO/E, (ii) management systems of both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing (iii) human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making and (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on demand service or on premise solutions. Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 1,200 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software platforms consist of:

•	Magic xpa – a proprietary application platform for developing and deploying business applications.
•	AppBuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.
•	Magic xpi – a proprietary platform for application integration.

These software solutions enable our customers to improve their business performance and return on investment by supporting the cost-effective and rapid delivery and integration of business applications, systems and databases. Using our products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, our software solutions are scalable and platform-agnostic, enabling our customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, we continuously evolve our platforms to include the latest technologies to meet the demands of our customers and the markets in which they operate.

We sell our platforms globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, Magic xpi and AppBuilder projects, and assuring successful operation of the platforms once installed.

Our vertical packaged software solutions include:

•	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

•	Hermes Solution – a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations supporting operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace and security to billing.
•	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.
•	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

In addition, we provide a broad range of advanced IT services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as supplemental outsourcing and outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specification and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups to full responsibility for the development of systems and management of projects for enterprises, we adhere to timelines and budget and work in full transparency with our customers every step of the way.

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

Definitions

In this annual report, unless the context otherwise requires:

•	references to “Magic,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Magic Software Enterprises Ltd. and its consolidated subsidiaries, unless otherwise indicated
•	references to “our shares,” “Ordinary Shares” and similar expressions refer to Magic’s Ordinary Shares, par value NIS 0. 1 per share;
•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
•	references to “Euro” or “€”are to the Euro, the official currency of the Eurozone in the European Union;
•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
•	references to the “Articles” are to our Amended Articles of Association, as currently in effect;
•	references to the “Securities Act” are to the Securities Act of 1933, as amended;
•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	references to “NASDAQ” are to the NASDAQ Stock Market;
•	references to the “TASE” are to the Tel Aviv Stock Exchange; and
•	references to the “SEC” are to the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,”, “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. We undertake no obligation to release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. Whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this annual report might not occur.

v

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

We have derived the following consolidated income statement data for the years ended December 31, 2013, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014 and 2015 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the year ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011, 2012 and 2013 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands, except per share data)
Revenues:
Software	$23,110	$23,684	$23,254	$25,351	$21,598
Maintenance and technical support	16,751	22,384	22,685	22,780	22,908
Consulting services	73,467	80,312	99,019	116,173	131,524
Total revenues	113,328	126,380	144,958	164,304	176,030
Cost of revenues:
Software	5,771	7,439	6,648	7,646	7,836
Maintenance and technical support	2,250	3,238	2,949	2,921	2,466
Consulting services	59,237	62,716	76,296	89,160	102,919
Total cost of revenues	67,258	73,393	85,893	99,727	113,221
Gross profit	46,070	52,987	59,065	64,577	62,809
Operating costs and expenses:
Research and development, net	2,047	2,947	3,706	4,750	4,888
Selling and marketing	20,147	22,990	23,066	24,580	23,062
General and administrative	9,159	10,642	13,166	14,521	13,425
Other income, net	-	-	-	-	-
Operating income	14,717	16,408	19,127	20,726	21,434
Financial income (expense), net	221	10	(684)	(1,786)	(685)
Other income (expense), net	125	136	(12)	(67)	8
Income before taxes on income	15,063	16,554	18,431	18,873	20,757
Tax benefit (taxes on income)	203	(94)	(1,575)	(2,307)	(3,681)
Income after taxes on income	15,266	16,460	16,856	16,566	17,076
Net income	$15,266	$16,460	$16,856	$16,566	$17,076
Change in redeemable non-controlling interests	-	184	546	425	639
Net income attributable to non-controlling interests	222	93	430	621	239
Net income attributable to Magic's Shareholders	15,044	16,183	15,880	15,520	16,198
Basic earnings per share	$0.41	$0.44	$0.43	$0.36	$0.37
Diluted earnings per share	$0.41	$0.44	$0.43	$0.36	$0.36
Shares used to compute basic earnings per share	36,268	36,502	36,835	44,172	44,248
Shares used to compute diluted earnings per share	37,046	37,108	37,294	43,305	44,452
Dividends	-	3,661	7,723	8,681	7,788
Cash dividend declared per ordinary share	-	$0.10	$0.21	$0.22	$0.18

Balance Sheet Data:

	December 31,
	2011	2012	2013	2014	2015
	(U.S. dollars in thousands)
Working capital	$36,304	$44,205	$45,171	$103,049	$106,945
Cash, cash equivalents, short term deposits and marketable securities	32,122	38,634	35,988	84,430	76,684
Total assets	135,971	152,954	167,003	224,184	239,846
Total equity	105,625	118,361	129,131	187,724	193,106

Dividend Policy

Dividends:

In September 2012, we declared a cash dividend of $0.10 per share ($3.7 million in the aggregate) that was paid on October 17, 2012.

In February 2013 we declared a cash dividend of $0.12 per share ($4.4 million in the aggregate) that was paid on March 14, 2013.

In August 2013, we declared a cash dividend of $0.09 per share ($3.4 million in the aggregate) that was paid on September 3, 2013.

In February 2014, we declared a cash dividend of $0.12 per share ($4.5 million in the aggregate) that was paid on March 14, 2014.

In September 2014, we declared a cash dividend in the amount of US $0.095 per share ($4.2 million in the aggregate) that was paid on September 4, 2014.

In February 2015, we declared a cash dividend in the amount of US $0.081 per share ($3.6 million in the aggregate), that was paid on March 11, 2015.

In August 2015, we declared a cash dividend in the amount of $0.095 per share ($4.2 million in the aggregate) that was paid on September 10, 2015.

In February 2016, we declared a cash dividend in the amount of $0.09 per share ($4.0 million in the aggregate) that was paid on March 17, 2016.

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

We derive a significant portion of our revenues from sales of application platforms, integration products and vertical software solutions and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success will mainly be dependent on the continued acceptance of our application platforms and integration products primarily under our Magic xpa. Magic xpi and AppBuilder brands and our vertical packaged software solutions, primarily Leap™, the Hermes solution and HR Pulse. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which they are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

•	Supporting existing and emerging hardware, software, databases and networking platforms; and

•	Developing and introducing new and enhanced software development technology and applications that keeps pace with such technological developments, emerging new product markets and changing customer requirements.

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

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons, such as what occurred during the Israeli recession that ended in 2004 or the recent worldwide recession may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

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

We also compete with other companies in the technical IT consulting and outsourcing services industry. This industry is highly competitive and fragmented and has low entry barriers. We compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past five years we made a number of acquisitions, including: (i) our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) Complete Business Solutions Ltd., a software solution integrator and a Business Partner of SAP; (iv) Comm-IT Group, a software and systems development house that specializes in providing advanced IT and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; (vii) the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, engineering and telecom personnel; (viii) Datamind, a software solutions integrator of user-driven Business Intelligence (“BI”) solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are; (ix) Formula Telecom Solutions Ltd., an Israeli based global proprietary software vendor that specializes in the development, sale, service and support of business support systems, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things, or M2M/IoT, payment and other industries; (x) Comblack IT Ltd, an Israeli-based company specializing in software professional services for mainframes and complex large-scale environments; and (xi) Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions which delivers design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry.

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

We have experienced rapid growth during recent years, through both acquisitions and organic growth. The number of our employees increased from 397 as of December 31, 2009 to approximately 1,203 as of December 31, 2015 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

The revenues of two of our principal IT professional services subsidiaries are dependent upon key customers and a significant decrease in revenues from such customers could adversely affect our business, results of operations and financial condition.

The revenues of two of our principal IT professional services subsidiaries is dependent upon Ericsson and CVS, which are currently our largest customers, accounting for 13% and 0%, 10% and 3%, and 7% and 11% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. The decline in the percentage of our total revenues attributable to Ericsson is the result of an increase in our total revenues and the completion of a number of projects for Ericsson. The increase in the percentage of our total revenues attributable to CVS is the result of the beginning of a number of projects in 2014 that continued in 2015. We do not know if, or for how much longer, Ericsson and CVS will continue to utilize our IT professional services. Under their master services agreements, Ericsson and CVS may terminate their agreements with us upon 30 days’ notice without any penalty. The termination of our agreements with Ericsson or CVS or a significant decrease in revenues from them, may adversely affect our business, results of operations and financial condition.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $26.9 million as of December 31, 2009 to approximately $96.9 million as of December 31, 2015 as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects and competition for such professionals may adversely affect our business, results of operations and financial condition.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals and also upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and outsourcing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and, to a lesser extent, temporary personnel agencies. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and customer preferences. Demand for qualified professionals conversant with certain technologies may exceed supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins.

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. Our gross margin is affected by the proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional and outsourcing services. Our software licenses revenues also include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services increases as a percentage of our total revenues, our gross profit margins may decline in the future.

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

While our principal executive offices are located in Israel, 83%, 82% and 79% of our sales in the years ended December 31, 2013, 2014 and 2015, respectively, were generated in other regions and countries including, but not limited to the United States, Europe, Japan, Asia-Pacific, India and Africa. Our success in becoming a stronger competitor in the sale of application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2013, 2014 and 2015, approximately 51%, 52% and 47% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan and Asia-Pacific, Israel, the United Kingdom and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

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

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We generally enter into non-competition agreements with our employees. These agreements prohibit our employees from competing directly with us or working for our competitors or clients for a limited period after they cease working for us. We may be unable to enforce these agreements under the laws of the jurisdictions in which our employees work and it may be difficult for us to restrict our competitors from benefiting from the expertise that our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished.

Because we are controlled by Formula Systems (1985) Ltd. and Asseco Poland S.A., investors will not be able to affect the outcome of shareholder votes.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 20,571,357 or 46.40%, of our outstanding ordinary shares as of December 31, 2015. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 46.3% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law, Formula Systems and Asseco will be able to exercise control over our operations and business strategy and affairs, including any determinations with respect to potential mergers or other business combinations involving us, our acquisition or disposition of assets, our incurrence of indebtedness, our issuance of any additional ordinary shares or other equity securities, our repurchase or redemption of ordinary shares and our payment of dividends. Similarly, Formula Systems and Asseco will most probably be able to control most matters requiring shareholder approval, including the election of our directors (subject to a special majority required for the election of external directors). Such concentration of ownership may have the effect of delaying or preventing an acquisition or a change in control of us.

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

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. In 2013 our share price increased by 59% and in 2014 and 2015, our share price declined by 14% and 7% respectively. Our market price and volume may fluctuate in response to factors such as the following, some of which are beyond our control:

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

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2015. There can be no assurance that we will not be considered a PFIC for any future taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We are a global provider of proprietary application development and business process integration platforms, selected vertical software solutions and related professional services, as well as a vendor of IT outsourcing services.

Throughout its history, Magic has traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development product; and the second is our application integration product, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT.

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

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd. This group is an Israel-based software and systems development house that specializes in a broad range of advanced IT and communications services and solutions with proven experience and successful implementation of many projects in a variety of advanced technologies in the U.S., Europe and Israel. In 2015, following the exercise of options provided as part of Comm-IT’s stock based compensation plan, our interest in Comm-IT was diluted to 77.7%. We and certain other shareholders hold mutual put and call options, for their 18% interest in the group.

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

In November 2013, we acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, Engineering and Telecom personnel from KBR, Inc. (NYSE: KBR). This division, now known as Allstates Consulting Services LLC, brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies. The acquisition of the enterprise division of Allstates Technical Services, LLC broadens our existing U.S. footprint and adds leading Fortune 500 companies to our customer base. We believe that this acquisition will become an important contributor to our future growth.

On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our ordinary shares including 900,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option, at a price to the public of $8.50 per share.

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

In October 2014, we acquired 100% of Formula Telecom Solutions Ltd., or FTS, an Israeli based software vendor. FTS specializes in the development, sale, service and support of business support systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries. FTS has a track record of proven experience and successful implementation of many projects in Western and Eastern Europe, Asia and Africa.

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

Our new web-based monitoring capabilities enable 24/7 monitoring from any location, providing our customers with accurate information about the status and health of their projects through intuitive and easy to interpret graphs and dashboards. Information is available for whole projects or for different levels within the projects and filters allow users to further refine the display. The information provided by the Magic Monitor helps users to see where they can make modifications to improve project performance and alerts them to potential problems when they arise. Users can also make adjustments to the servers directly from the Monitor, without having to go back to the Magic xpi Studio to reconfigure their project.

In addition, we released/updated the following connectors:

•	Dynamics CRM 2013
•	Dynamics CRM 2015
•	Dynamics AX connector
•	SugarCRM upgrade to API V10
•	Google calendar – API upgrade

In April 2015, AppBuilder launched a next-generation HTML5 development tool. AppBuilderHTML5 enables AppBuilder’s enterprise customers to easily turn their large-scale client/server business applications into fully functional browser-based apps.

In April 2015, we acquired a 70% interest in Comblack IT Ltd., with an option to increase our interest to 100%. Comblack IT Ltd. is an Israeli-based company that specializes in software professional and outsourcing management services for mainframes and complex large-scale environments.

In May 2015, we released Magic xpa 3.0, an improved version of our application platform including high performance In-Memory Data Grid architecture, an enhanced Visual Studio-based development environment, powerful new mobile development capabilities and support for Big Data and Fast Data by enabling users to stream application data to an in-memory space.

In June, 2015 we acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management.

In July 2015, Magic was recognized as “Salesforce Ecosystem Champion of the Year for France” for the Magic xpi Integration Platform with its pre-built and certified Salesforce adapter. In giving this award, Salesforce said their “growth is possible through the commitment to exceptional solutions and customer satisfaction provided by Salesforce partners like Magic Software.”

Also in July 2015, our Comm-IT Group’s Valinor subsidiary was recognized as the 2015 Microsoft Country Partner of the Year for Israel. The Microsoft Country Partner of the Year Awards honor partners at the country level that have demonstrated business excellence in delivering Microsoft solutions to multiple customers over the past year. This award recognizes Valinor as succeeding in effective engagement with its local Microsoft office while showcasing innovation and business impact, driving customer satisfaction, and winning new customers.

In March 2016, we released Magic xpa version 3.1 the latest version of our Magic xpa Application Platform, incorporating feedback from the field to bring our customers additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption, This latest release includes end user customization capabilities, an enhanced user interface, or UI, and a new Upgrade Manager. With enterprise apps increasingly critical to companies’ digital transformation success, Magic xpa’s powerful and highly productive environment can provide an important competitive edge. With its advanced personalization capabilities, improved usability and a new automated Upgrade Manager, Magic xpa 3.1 makes it easier than ever for our large customer base to modernize and extend capabilities of their existing apps with less effort and risk.

Our capital expenditures for the years ended December 31, 2013, 2014 and 2015 were approximately $0.5, $1.0 and $1.1 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements.

B.	Business Overview

Industry Overview

The global enterprise information technology market is expected to exceed $3.54 trillion in 2016 (Gartner, Forecast: IT Spending, Worldwide, 4Q15 Update, December 2015). The market consists of five primary components, including telecommunication services, IT services, devices, software and data center systems. The IT services segment represented $912 billion (26%) of the overall IT spending in 2015, and 26.5% of the total expected market opportunity in 2016). The software segment represented $310 billion (8.8%) of the overall IT spending in 2015, and 9.2% of the total expected market opportunity in 2016 Gartner, Inc., or Gartner, a research and advisory firm providing information technology related insight, reported that modernization and digital transformation projects are behind growth in enterprise application software market (Gartner Forecast Analysis: Enterprise Application Software, Worldwide, 2Q15 Update).

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

The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. While application development for traditional platforms is a well-established and mature market which is expected to grow globally from $8.7 billion in 2015 to $9.7 billion in 2019 (Gartner, Enterprise Software Markets, Worldwide, 2012 – 2019, 4Q15 Update, December 2015), emerging mobile applications, systems and devices are transforming the application development space rapidly. According to Strategy Analytics: the mobile enterprise business applications market will top $40.5 billion in 2015 and grow to $63.0 billion by 2020 (Strategy Analytics: The State of the Mobile Enterprise Business Application Market, October 2015). By 2018, it is expected that more than half of all business-to-employee (B2E) mobile apps will be created by enterprise business analysts using codeless tools, such as those offered by us (Gartner: Market Guide for Rapid Mobile App Development Tools, Nov. 2014). According to Gartner, (The Enterprise App explosion: Scaling One to 100 Mobile Apps, May 2015) the best practices for organizations to successfully overcome app development challenges include using rapid mobile app development tools (RMAD).

The IT services segment of the market is comprised of a broad array of specific segments such as infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services. In addition, IT professional services include quality assurance, product engineering services and process consulting. The IT services segment is also undergoing a profound transition, with some key trends that have accelerated recently. Growing demand for mobile and cloud-based applications as well as Big Data solutions also entails more complex IT development and integration projects which management and implementation require a higher level of expertise, In addition, the typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services. This transition has been accentuated by an underlying change in IT services sourcing processes: the need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

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

Business Overview

We are a global provider of proprietary application development and business process integration platforms, comprehensive packaged software solutions for specific vertical markets, and related professional services for these products, as well as a vendor of IT outsourcing software services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology and complementary services) and IT professional services.

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

Software Platforms

o	Magic xpa Application Platform - a proprietary application platform for developing and deploying business applications.
o	AppBuilder Application Platform - a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform - a proprietary platform for application integration

Vertical Software Packages

o	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.
o	Hermes Solution – offered by our Hermes Logistics Technologies Ltd. subsidiary, is a proprietary comprehensive core software solution for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing.
o	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, is a proprietary SaaS tool that enables the creation of customizable HCM solutions quickly and affordably. Designed to enable users to complete tasks in the fewest key strokes, Pulse also provides the ability to link legacy systems into unified reporting portals.
o	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

Our IT services subsidiaries are:

•	Coretech Consulting Group LLC
•	Fusion Solutions LLC
•	Xsell Resources Inc
•	Allstates Consulting Services LLC
•	CommIT Group
•	Comblack Ltd
•	Infinigy Solutions LLC

Our IT services offerings include a broad portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services.

Software Solutions

Our software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Our software solutions and professional services empower customers to dramatically improve their business performance and return on investment by enabling the cost-effective and rapid delivery, integration and mobilization of business applications, systems and databases. Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA and SaaS applications. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Our technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application renovation and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Our software solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our software solutions, enterprises and independent software vendors, or ISVs, can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. In addition, we also offer a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products and vertical software solutions, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM or other eco-systems. As such, we enjoy a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, industrial companies, public institutions and international agencies.

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

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform delivers fast and simple integration and orchestration of business processes and applications. We had 49 new Magic xpi direct customers in 2015. We also have an increasing number of customers that use our Magic xpa and Magic xpi platforms together to develop and deploy mobile apps quickly and easily. Some our customers we announced in 2015 include:

•	iCargo Alliance, a global freight provider, deployed an EDI solution powered by Magic’s Integration Platform. The EDI solution from Magic partner, JAG Software, enables iCargo to increase operational efficiency and improve customer service.

•	Morgan Advanced Materials, a world leader in innovative material solutions, migrated from Oracle JD Edwards World to Oracle EnterpriseOne using Magic Software's integration platform. Magic xpi enabled them to minimize risk and expenses while migrating ERP systems in nine sites across five countries.

•	Acuity, a leading Dutch ICT service provider and IBM and SugarCRM partner, selected Magic xpi Integration Platform as the foundation of their core integration offering.

•	AA Shipping LTD and its Royal Cargo tax division deployed a customized ERP system based on the Magic xpa Application Platform. Developed by Magic partner, Titan Systems, the customized system manages the group’s entire freight forwarding activities from booking through customs to operations and finance, including customs clearance and taxes imposed by the government at the Israeli ports of Haifa, Ashdod, Tel Aviv and Ben Gurion International Airport.

•	The Hebrew University of Jerusalem (HUJI) used the Magic xpa Application Platform to create smart phone apps to provide its approximately 24,000 students with mobile access to their personal academic and administrative information. Students can now access personal information about grades, tuition, phone calendar, and academic and student services departments via their Android and iOS devices

•	Fukushima Bank deployed an iPad sales force automation (SFA) solution powered by the Magic xpa Application Platform. Developed by Magic partner, CCU Co., Ltd, the iPad solution has increased the bank’s sales force productivity by 30-40%.

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

We continue to update and strengthen our relationships with these major IT partners by attending partner events and by updating and certifying our Magic xpi adapter for each specific ecosystem.

Magic is an Oracle Platinum Partner, holds Oracle Validated Integration status, is a SAP Channel Gold Partner, holds SAP Certified Integration status, and is IBM Server Proven, among others. We appear on the Salesforce AppExchange and are a featured partner on SugarCRM’s Sugar Exchange, marketplaces for apps provided by partners.

During 2015, Magic was recognized as “Salesforce Ecosystem Champion of the Year for France” for the Magic xpi Integration Platform with its pre-built and certified Salesforce adapter. In giving this award, Salesforce said their “growth is possible through the commitment to exceptional solutions and customer satisfaction provided by Salesforce partners like Magic Software.”

Our Valinor subsidiary was recognized as the 2015 Microsoft Country Partner of the Year for Israel. The Microsoft Country Partner of the Year Awards honor partners at the country level that have demonstrated business excellence in delivering Microsoft solutions to multiple customers over the past year. This award recognizes Valinor as succeeding in effective engagement with its local Microsoft office while showcasing innovation and business impact, driving customer satisfaction, and winning new customers.

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

In 2014, Magic was listed as a Honorable Mention in Gartner’s Magic Quadrant for On-Premises Application Integration Suites.

Our Magic End-to-End Enterprise Mobility Solution won both DeveloperWeek’s 2014 Top Innovator Award and a 2014 Mobile Village Superstar Award for mobile development.

Gartner researched and conducted a survey in Japan regarding the usage of Automatic Program Generation Tool in the Japanese market (December 2014) and concluded that the most selected tool being used is dbMagic (aka Magic xpa). According to a “Market Research for Next Generation Extra-Rapid Development Tools 2016,” released by MIC Research Institute Ltd., Magic xpa achieved top sales share in the Japanese market (47%) for the “Design-Execute Engine Type Development Tool.”

In May 2015, we released Magic xpa 3.0, an improved version of our application platform including high performance In-Memory Data Grid architecture, an enhanced Visual Studio-based development environment, powerful new mobile development capabilities and support for Big Data and Fast Data by enabling users to stream application data to an in-memory space.

During 2015, Magic was listed in five (5) of Gartner’s Hype Cycle Reports, showing Magic as an innovator and up-to-date vendor employing the latest leading technologies. Hype Cycle for In-Memory Computing Technology, Hype Cycle for Application Infrastructure, Hype Cycle for Web-Scale IT, Hype Cycle for ICT in Russia and Hype Cycle for Application Architecture 2015.

In March 2016, we released Magic xpa version 3.1 the latest version of our Magic xpa Application Platform, incorporating feedback from the field to bring our customers a lot of additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption, This latest release includes end user customization capabilities, an enhanced UI, and a new Upgrade Manager. With enterprise apps increasingly critical to companies’ digital transformation success, Magic xpa’s powerful and highly productive environment can provide an important competitive edge. With its advanced personalization capabilities, improved usability and a new automated Upgrade Manager, Magic xpa 3.1 makes it easier than ever for our large customer base to modernize and extend capabilities of their existing apps with less effort and risk.

Enhancements in the Magic xpa 3.1 release include:

•	New customization capabilities allow end users to modify screens (e.g. rename, move and delete fields, change colors and fonts) according to personal/group preferences without coding or developer assistance. Available for RIA and Client/Server apps.

•	UI improvements enable the faster development of attractive and easy to use mobile and cross-platform apps.

•	New WCF (Windows Communication Foundation) consumption capabilities simplify development of service-oriented applications.

•	Feature enhancements, such as swipe refresh support and improvements to the action bar menu, provide an improved mobile user experience.

•	New Upgrade Manager utility instantly converts applications from any previous Magic version, facilitating smooth and fast upgrades.

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

In December 2014, we released version 4.1 of our Magic xpi Integration Platform, incorporating feedback from the field to bring our customers a lot of additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. We also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.

Our new web-based monitoring capabilities enable 24/7 monitoring from any location, providing our customers with accurate information about the status and health of their projects through intuitive and easy to interpret graphs and dashboards. Information is available for whole projects or for different levels within the projects and filters allow developers to further refine the display. The information provided by the Magic Monitor helps developers to see where they can make modifications to improve project performance, and alerts them to potential problems when they arise. developers can also make adjustments to the servers directly from the Monitor, without having to go back to the Magic xpi Studio to reconfigure the project.

In addition, we released/updated the following connectors:

•	Dynamics CRM 2013
•	Dynamics CRM 2015
•	Dynamics AX connector
•	SugarCRM upgrade to API V10
•	Google calendar – API upgrade

Magic was awarded Frost & Sullivan’s 2014 Product Innovation Leadership Award for Magic xpi Integration Platform.

In 2015, Magic xpi was awarded the Integrate 2015 award for Top Innovator for Integration Middleware.

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

During 2015, FTS improved it position in Gartner’s Magic Quadrant for Integrated Revenue and Customer Management which assesses vendors on ‘Completeness of vision’ and ‘Ability to execute’. FTS’ position improved in the niche quadrant in both dimensions this year. To determine its positioning, Gartner evaluated FTS’ convergent billing, charging, policy control and partner management solutions for the telecom, IoT, MVNO, mobile money and payments industries.

HR Pulse

Now in its 10th release, HR Pulse is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses four distinct functional areas with the ability to also work as one consolidated system:

•	Performance and goal management:
•	Development management;
•	Talent management and succession planning; and
•	Compensation and merit review.

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

Hermes

The Hermes system is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling stations, or GHA, encompassing all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods, special handling, track and trace, security to billing. Over the last 10 years the Hermes system has been implemented in over 70 terminals globally on five continents, providing efficiency and accuracy in connection with the handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue.  Customers include independent ground handlers, airlines with a cargo arm or hubs belonging to one airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis.

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

In July 2014, we announced the next version of our multi-channel application development platform, Magic xpa 2.5, along with a new Mobile Accelerator Framework, both designed to improve the user and developer experience for mobile business apps based on Magic technology. In May 2015, we released Magic xpa Application Platform 3.0, featuring improved mobile development capabilities and In-Memory Data Grid technology, enabling a more rapid creation of mobile and cross-platform business applications.

In December 2014, we released version 4.1 of our Magic xpi Integration Platform, incorporating feedback from the field to bring our customers a lot of additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users can now define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. We also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.

Our new web-based monitoring capabilities enable 24/7 monitoring from any location, providing our customers with accurate information about the status and health of their projects through intuitive and easy to interpret graphs and dashboards. Information is available for whole projects or for different levels within the projects and filters allow customers to further refine the display. The information provided by the Magic Monitor helps customers to see where they can make modifications to improve project performance, and alerts them to potential problems when they arise. Customers can also make adjustments to the servers directly from the Monitor, without having to go back to the Magic xpi Studio to reconfigure their project.

In addition, we released/updated the following connectors:

•	Dynamics CRM 2013
•	Dynamics CRM 2015
•	Dynamics AX connector
•	SugarCRM upgrade to API V10
•	Google calendar – API upgrade

In May 2015, we released Magic xpa 3.0, an improved version of our application platform including high performance In-Memory Data Grid architecture, an enhanced Visual Studio-based development environment, powerful new mobile development capabilities and support for Big Data and Fast Data by enabling users to stream application data to an in-memory space.

In March 2016 we released Magic xpa version 3.1 the latest version of our Magic xpa Application Platform, incorporating feedback from the field to bring our customers a lot of additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption, This latest release includes end user customization capabilities, an enhanced UI, and a new Upgrade Manager. With enterprise apps increasingly critical to companies’ digital transformation success, Magic xpa’s powerful and highly productive environment can provide an important competitive edge. With its advanced personalization capabilities, improved usability and a new automated Upgrade Manager, Magic xpa 3.1 makes it easier than ever for our large customer base to modernize and extend capabilities of their existing apps with less effort and risk.

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi and Enterprise Mobility projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

IT Services

Background

Our IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Our integration services include:

•	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

•	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.

•	Application development - We specialize in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Our development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

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

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Coretech Consulting Group LLC, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, the Comm-IT Group, Infinigy Solutions LLC. and Comblack Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

General - Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Software sales	$23,254	$25,351	$21,598
Maintenance and technical support	22,685	22,780	22,908
Consulting services	99,019	116,173	131,524
Total revenues	$144,958	$164,304	$176,030

	Year ended December 31,
	2013	2014	2015
	(in thousands)
Israel	$24,006	$29,198	$36,401
Europe	31,386	37,409	29,084
United States.	70,872	82,470	92,577
Japan	11,965	11,299	10,092
Other	6,729	3,928	7,876
Total revenues	$144,958	$164,304	$176,030

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

Among the thousands of customers running their business systems with our technology are the following

ABB Group	Fukushima Bank	Petzl
Able B.V.	Gakken	PGG Wrightson
ADD	GE Capital	PTT
Adidas Canada	GGD Amsterdam	QboCel Mexico
Adecco Nederland	Grange Company	Rosenbauer
Agricultural Bank of China	Groupe Flo	Segafredo France
Allstate Life Insurance	Grupo Inversionistas en	Sennheiser
ATLAS Grupo Financiero	Autotransportes Mexicanos	Sony DADC
Seguros y Fianzas	Guardian Life Insurance	Staff Development Management
Auchan	Hebrew University of Jerusalem	Systems (SDMS Ltd)
AutoScout24	Hitachi Systems
Bank Leumi	IDF	SECOM Trust Systems
BNP Paribas	ING Commercial Finance BV	Sodiaal
Boston Medical Center	ISS	Stallergenes
CBIA	Japan Chamber of Commerce	State of Washington Courts
Çelebi Ground Handling Inc.	Korea Development Bank (KDB)	Sterling Crane
Centric	Lekkerland Nederland BV	Sun Life Insurance
Christie Digital	Lloyds Bank	Synbra Holding BV
Club Med	L’occitane	Telenet Belgium
Coca Cola	Loxam	TelOne Zimbabwe

Crane & Co.	Mahindra & Mahindra	The Himalaya Drug Company
Datenlotsen	Morgan Advanced Materials	TOA
Eco-Emballages	Mundipharma	TOTO
Electra	Nagarjuna Fertilizers & Chemicals	UPS
Export-Import Bank of Thailand	Ltd.	Valeo services
Ekro	Nespresso	Veolia Waters
Euroclear	NextiraOne	Viparis
Farm Mutual Reinsurance Plan	NHS Trust	Vishay Intertechnology
Finanz Informatik	Nihon UNISYS	Vodafone Iceland
Fiskars	Nintendo	Volvo Brazil
Franken Brunnen	Orangina Schweppes	WellMark
Fujitsu Marketing	Pacific Steel & Recycling	Worldwide Flight Services (WFS)
Fujitsu-Ten	Parrot	ZF Lemforder

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

As of December 31, 2015, we had approximately 121 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

Indirect Sales. We maintain an indirect sales channel, through our ecosystem business relationships, as well as through system integrators, value added distributors and resellers, OEM partners, as well as consultancies and service providers. We maintain an indirect sales channel for Magic xpa through MSPs and system integrators, who use our application and integration platforms to develop and deploy different applications for sale to their end-user customers.

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

With Magic xpa, we compete in the application platform, SOA architecture and enterprise mobility markets.  Among our current competitors are Kony, IBM, Microsoft, Adobe, Oracle, SAP Sybase, Outsystems and Pegasystems. With Magic xpi, we compete in the integration platform market. Among our current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend and Software AG.

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

We do not believe that patent laws are a significant source of protection for our products since the software industry is characterized by rapid technological changes, the policing of unauthorized use of software is a difficult task and software piracy is expected to continue to be a persistent problem for the packaged software industry. As there can be no assurance that the above-mentioned means of legal protection will be effective against piracy of our products, and since policing unauthorized use of software is difficult, software piracy can be expected to be a persistent potential problem.

We believe that because of the rapid pace of technological change in the software industry, the legal protections for our products are less significant factors in our success than the knowledge, ability and experience of our employees, the frequency of product enhancements and the timeliness and quality of our support services.

C.	Organizational Structure

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 46.3% interest in our controlling shareholder, Formula Systems (1985) Ltd., an Israeli publicly-traded company (NASDAQ: FORTY). As of March 31, 2016, Formula Systems beneficially owned 47.27% of our outstanding ordinary shares. Formula Systems is an international holding company principally engaged, through its subsidiaries and affiliates, in providing IT software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2015:

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage

Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V.	Netherlands	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	80%
AppBuilder Solutions Ltd	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	77.7%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
F.T.S. - Formula Telecom Solutions Ltd	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
Comblack Ltd	Israel	70%
Yes-IT Ltd.	Israel	100%
Infinigy (UK) holdings limited	United Kingdom	100%
Infinigy (US) holding Inc.	Atlanta	100%
Infinigy Solutions LLC.	Atlanta	70%
Infinigy Solutions West Coast LLC(shares held by Infinigy Solutions LLC.).	Atlanta	100%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 23,841 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We pay an aggregate annual rent of $0.4 million for the facilities under a lease agreement expiring in December 2016. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; and various locations in Israel. The aggregate annual cost for such facilities was $2.0 million in the year ended December 31, 2015.

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

Background

We were organized under the laws of Israel on February 10, 1983 and began operations in 1986. Our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-100 Index.

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 30 active wholly-owned subsidiaries in the United States, Europe, Asia, South Africa and Israel. Of such subsidiaries, 18 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and twelve subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprises worldwide to produce and integrate their business applications. Our application platforms, Magic xpa and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also refer to these MSPs as Magic service providers, or MSPs. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi technology for business integration to enterprises using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

Strategy and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, cloud computing and Big Data. We believe that our technology will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

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

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi and AppBuilder brands and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

We also compete with other companies in the technical IT consulting and outsourcing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through four of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on key customers for our principal IT professional services subsidiary

The revenues of two of our principal IT professional services subsidiaries are dependent upon Ericsson and CVS, which are currently our largest customers, accounting for 13% and 0%, 10% and 3%, and 7% and 11% of our total revenues for the years ended December 31, 2013, 2014 and 2015, respectively. We do not know if, or for how much longer, Ericsson and CVS will continue to utilize the IT professional services of such subsidiaries. A significant decrease in revenues from Ericsson and CVS may adversely affect our business, results of operations and financial condition.

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

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In the past we made a number of acquisitions. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

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

The following table sets forth for the periods indicated, depreciation or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2011	2012	2013	2014	2015
New Israeli Shekel	(7.1)%	2.3%	7.0%	(12)%	(0.3)%
Euro	(3.2)%	2.0%	4.3%	(11.5)%	(10.4)%
Japanese Yen	5.0%	(11.2)%	(22.1)%	(14.9)%	(0.8)%
British Pound	(0.4)%	4.6%	1.9%	(5.5)%	(4.9)%
Israeli Consumer Price Index	2.2%	1.6%	1.8%	(0.2)%	(1.0)%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2013, 2014 and 2015.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)

2013
Total revenues	$67,453	$77,505	$-	$144,958
Expenses	53,164	68,846	3,821	125,831
Operating income (loss)	$14,289	$8,659	$(3,821)	$19,127
EBITDA	$15,493	$10,869	$(3,559)	$22,803

2014
Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578
Operating income (loss)	$15,397	$9,570	$(4,241)	$20,726
EBITDA	$17,195	$11,833	$(3,975)	$25,053

2015
Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596
Operating income (loss)	$14,308	$10,375	$(3,249)	$21,434
EBITDA	$17,023	$13,417	$(2,968)	$27,472

Explanation of Key Income Statement Items

Revenues. Revenues are derived from sales of software licenses (proprietary and non-proprietary), related professional services, maintenance and technical support and other IT professional services, which include IT consulting and outsourcing services. Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Gross research and development costs	$8,419	$9,017	$8,735
Less capitalized software development costs	(4,713)	(4,267)	(3,847)
Research and development expenses, net	$3,706	$4,750	$4,888

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2013	2014	2015
Revenues:
Software	16.0%	15.5%	12.3%
Maintenance and technical support	15.7	13.9	13.0
Consulting services	68.3	70.6	74.7
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	4.6	4.7	4.5
Maintenance and technical support	2.1	1.8	1.4
Consulting services	52.6	54.3	58.5
Total cost of revenues	59.3	60.7	64.3
Gross profit	40.7	39.3	35.7
Operating costs and expenses:
Research and development, net	2.6	2.9	2.8
Selling and marketing,	15.9	15.0	13.1
General and administrative	9.0	8.8	7.6
Total operating expenses, net	27.5	26.7	23.5
Operating income	13.2	12.6	12.2
Financial expenses, net	0.5	1.1	0.4
Other income, net	0.0	0.0	0.0
Income before taxes on income	12.7	11.5	11.8
Tax benefit (taxes on income)	(1.0)	(1.4)	(2.1)
Net income attributable to non-controlling interests	(0.7)	(0.7)	(0.5)
Net income attributable to Magic’s shareholders	11.0	9.4	9.2

Year Ended December 31, 2015 Compared With Year Ended December 31, 2014

Revenues. Revenues in 2015 increased by 7.1% from $164.3 million in 2014 to $176.0 million in 2015. Revenues from the software services business segment decreased by 3.7%, from $69.9 million in 2014 to $67.3 million in 2015, primarily attributable to the negative impact of the devaluation of the Euro and Japanese Yen against the U.S. dollar by $4.6 million and $1.4 million, respectively, which was partially offset by the (i) inclusion for the full year of FTS’s results of operations (which was acquired in October 2014), and (ii) increased demand for our software solutions products and related services. Revenues from the IT professional services business segment increased by 15.2% from $94.4 million in 2014 to $108.8 million in 2015, primarily attributable to the (i) consolidation for the first time of Comblack IT Ltd (acquired in April 2015) and Infinigy Solutions LLC (acquired in June 2015), and (ii) increased demand for our professional services offerings.

Revenues from sales of software licenses decreased by 15% from $18.4 million in 2014 to $15.6 million in 2015. The decrease in sales of licenses was primarily attributable to the devaluation of the Euro and Japanese Yen against the U.S. dollar, having a negative impact of approximately $0.8 million and $1.2 million, respectively.

Revenues from sales of proprietary packaged and third party software solutions decreased by 14% from $7.0 million in 2014 to $6.0 million in 2015. The decrease in sales of proprietary packaged and third party software solutions was primarily attributable to the (i) devaluation of the New Israeli Shekel, Japanese Yen and British Pound against the U.S. dollar, having a negative impact of approximately $0.6 million, and (ii) decrease in sales of proprietary packaged software licenses.

Revenues from maintenance and technical support remained relatively constant, totaling $22.8 million in 2014 and $22.9 million in 2015. The increase in maintenance and technical support revenues in 2015 was primarily attributable to the full year consolidation of FTS (acquired in October 2014), offset mainly due to the devaluation of the Euro against the U.S. dollar, having a negative impact of approximately $1.5 million.

Revenues from IT consulting services increased by 13% from $116.2 million in 2014 to $131.5 million in 2015. The increase was primarily attributable to the consolidation for the first time of Comblack IT Ltd and Infinigy Solutions LLC, accounting for 67% of the growth (the remaining 33% resulted from existing activity), which increase was partially offset by the devaluation of the New Israeli Shekel, Euro and Japanese Yen having a negative impact of approximately $4.9 million.

The following table presents our revenues by geographical market for the years ended December 31, 2014 and 2015:

	Year ended December 31,
	2014	2015
	(in thousands)
Israel	$29,198	$36,401
Europe	37,409	29,084
United States	82,470	92,577
Japan	11,299	10,092
Other	3,928	7,876
Total revenues	$164,304	$176,030

Cost of Revenues. Cost of revenues increased by 14% from $99.7 million in 2014 to $113.2 million in 2015. Cost of revenues for licenses increased from $4.6 million in 2014 to $5.1 million in 2015. The increase in cost of revenues for licenses was primarily attributable to the increase in amortization of capitalized and acquired software costs from $4.3 million in 2014 to $4.8 million in 2015. Cost of revenues for packaged software solutions decreased by 11% from $3.1 million in 2014 to $2.7 million in 2015, primarily due to the devaluation of the New Israeli Shekel, Japanese Yen and British Pound against the U.S. dollar, with the remaining decrease being consistent with the decrease in revenues of proprietary packaged and third party software solutions.

Cost of revenues for maintenance and technical support decreased by 16% from $2.9 million in 2014 to $2.5 million in 2015, primarily due to the devaluation of the Euro, New Israeli Shekel and Japanese Yen against the U.S. dollar.

Cost of revenues for IT consulting services increased by 15% from $89.2 million in 2014 to $102.9 million in 2015. The increase in cost of revenues for IT consulting services was primarily attributable to (i) the consolidation for the first time of Comblack IT Ltd and Infinigy Solutions LLC, and (ii) increase in amortization of capitalized and acquired intangible assets costs (backlog) from $0 million in 2014 to $0.7 million in 2015, with the remaining increase being consistent with the increase in revenues from IT consulting services. Cost of revenues for the years ended December 31, 2014 and 2015 include $30,000 and $31,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2015 was 36% compared to gross profit of 39% in 2014. The decrease in gross profit resulted primarily from the increase in sales of IT professional services and third party software solutions, which have a lower gross margin, compared to the increase in sales of our proprietary software products, which have a higher gross margin, together with (i) devaluation of the Euro and Japanese Yen against the U.S. dollar, which had a negative impact of $0.8 million and $1.2 million, respectively, reducing our license sales of our proprietary software products denominated in Euro and Japanese Yen and (ii) increase in amortization of capitalized and acquired software costs from $4.3 million in 2014 to $5.5 million in 2015.

Research and Development Expenses, Net. Gross research and development costs decreased by 3% from $9.0 million in 2014 to $8.7 million in 2015. Net research and development expenses increased by 3% from $4.7 million in 2014 to $4.9 million in 2015. In 2015, we capitalized $3.8 million of software development costs compared to $4.3 million in 2014. Net research and development costs as a percentage of revenues was 2.8% in 2015 compared to 2.9% in 2014. The decrease in research and development costs in 2015 is primarily attributable to the devaluation of the New Israeli Shekel and Russian ruble against the U.S. dollar which had a positive impact of $0.6 million and to cost savings initiatives made in our research and development departments, offset by the full year consolidation of FTS which was acquired during October 2014. Research and development expenses for the years ended December 31, 2014 and 2015 include $29,000 and $48,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 6% from $24.6 million in 2014 to $23.1 million in 2015. Selling and marketing expenses as a percentage of revenues decreased from 15% in 2014 to 13.1% in 2015. The decrease in selling and marketing costs is primarily attributable to (i) stock-based compensation expenses recorded in 2014 totaling $1.2 million following the grant of stock based compensation in Comm-IT, and (ii) the devaluation of the Japanese Yen, Euro and New Israeli Shekel against the U.S. dollar which had a positive impact of $0.6 million, offset by the consolidation for the first time of Comblack IT Ltd, and Infinigy Solutions LLC and the full year of the selling and marketing costs of FTS which was acquired in October 2014. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the change in the mix of our revenues resulting in an increase in revenues from professional services mainly from transactions denominated in U.S. dollars versus the decrease in selling and marketing expenses as detailed above. Selling and marketing expenses for the years ended December 31, 2014 and 2015 include $220,000 and $136,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses decreased by 8% from $14.5 million in 2014 to $13.4 million in 2015. General and administrative expenses as a percentage of revenues decreased from 8.8% in 2014 to 7.6% in 2015. The decrease in general and administrative expenses is primarily attributable to: (i) arbitration expenses recorded in 2014 amounting to $1.6 million compared to $0.3 million in 2015; and (ii) stock-based compensation expenses in 2014 amounting to $1.2 million recorded in one of our subsidiaries following stock-based compensation granted to its chief executive officer. Offsetting the above increase in costs were: (i) acquisitions of subsidiaries consolidated for the first time in 2015 and acquisition consolidated for the entire year for the first time in 2015 amounting to $1.1 million; and (ii) an increase in headcount of general and administrative employees from 95 in 2014 to 113 in 2015. General and administrative expenses for the years ended December 31, 2014 and 2015 include $1,280,000 and $18,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Income (Expenses), Net. We recorded net financial expenses of $1.8 million in 2014 and $0.7 million in 2015. The decrease in net financial expenses between 2014 and 2015 was primarily attributable to: the (i) decrease in the impact of the devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. Dollar, which negatively impacted our cash and other working capital balances denominated in these currencies by $0.7 million, and (ii) increase in interest income of $0.3 million.

Taxes on Income. We recorded taxes on income of $2.3 million in 2014 compared to $3.7 million in 2015. Our taxes on income in 2014 and 2015 were primarily attributable to current taxes recorded by our subsidiaries in Japan, Europe and Israel and to the decrease of our deferred tax assets recorded with respect to utilization of carry-forward tax losses.

Net Income Attributable to Our Shareholders. Our net income increased from $15.5 million in 2014 to $16.2 million in 2015, primarily due to (i) decrease in selling and marketing expenses of $1.5 million (ii) decrease in general and administrative expenses of $1.1 million, and (iii) decrease in financial expenses, net of $1.1 million, which was offset by (i) decrease in gross profit of $1.8 million, and (ii) increase in taxes on income of $1.4 million.

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

In December 2010, we raised approximately $20.3 million, net of issuance expenses, in a private placement to institutional investors in the United States and abroad. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 (later adjusted to $7.75) per share. We received additional proceeds of approximately $9.4 million from exercises of the warrants before they expired in June 2014. The warrants had a term of three years and were exercisable beginning six months after the date of issuance. Warrants not exercised were forfeited on June 23, 2014.

In March 2014, we raised approximately $54.7 million, net of issuance expenses, in a public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option, at a price to the public of $8.50 per share.

As of December 31, 2015, we had approximately $76.7 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $106.9 million, compared to approximately $84.4 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $102.9 million, as of December 31, 2014. The decrease in cash and cash equivalents and available-for-sale marketable securities is primarily attributable to the: (i) cash paid in connection with our acquisitions during 2015 and settlement of contingent consideration payments relating to acquisition in previous years, and (ii) negative impact of exchange rate changes on cash and cash equivalents primarily due to the devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. dollar.

As of December 31, 2015 and 2014, our long-term and short-term debt amounted to $3.3 million. We believe that our cash and cash equivalents (including available-for-sale marketable securities), in conjunction with cash generated from operations, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We expect that cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015
	(U.S. dollars in thousands)
Net income from operations	$16,856	$16,566	$17,076
Adjustments to reconcile net income to net cash provided by operating activities:	5,424	1,628	2,542
Net cash provided by operating activities	22,280	18,194	19,618
Net cash used in investing activities	(21,707)	(26,061)	(16,632)
Net cash provided by (used in) financing activities	(3,328)	46,318	(11,935)
Effect of exchange rate changes on cash and cash equivalents	145	(1,070)	(1,378)
Increase (decrease) in cash and cash equivalents from operations	(2,610)	37,381	(10,327)

Net cash provided by operating activities was $19.6 million for the year ended December 31, 2015, compared to $18.2 million and $22.3 million for the years ended December 31, 2014 and 2013, respectively. Net cash provided by operations in 2015 consists primarily of $2.5 million of net income adjusted for non-cash activities, including $9.9 million of depreciation and amortization expenses, a $0.2 million decrease in deferred income taxes, net, a $0.7 million increase in deferred revenues, a $0.2 million of stock compensation expenses, a $1.9 million increase in trade payables, and a $0.2 million of amortization of marketable securities premium offset by a $0.2 million decrease in accrued expenses and other accounts payable, a $1.7 million increase in other long term and short term accounts receivable and prepaid expenses, and a $8.8 million increase in trade receivables, net. Net cash provided by operations in 2014 consists primarily of $1.6 million of net income adjusted for non-cash activities, including $8.7 million of depreciation and amortization expenses, a $1.2 million decrease in deferred income taxes, net, a $0.2 million increase in deferred revenues, and $1.6 million of stock compensation expenses, offset by a $0.3 million decrease in accrued expenses and other accounts payable, and a $0.3 million decrease in trade payables. Net cash provided by operations in 2013 consists primarily of $16.9 million of net income adjusted by $5.4 million for non-cash activities, including $8.4 million of depreciation and amortization expenses, a $0.5 million decrease in trade receivables, a $0.7 million decrease in deferred income taxes, net and $0.3 million of stock compensation expenses, offset by a $1.6 million decrease in accrued expenses and other accounts payable, a $1.8 million decrease in deferred revenues, a $0.7 million decrease in trade payables and a $0.4 million increase in other long-term and short term accounts receivable and prepaid expenses.

Net cash used in investing activities was approximately $16.6 million for the year ended December 31, 2015, compared to net cash used in investing activities of approximately $26.1 million for the year ended December 31, 2014 and net cash used in investing activities of approximately $21.7 million for the year ended December 31, 2013. Net cash used in investing activities in 2015 is primarily attributable to $5.2 million investment in marketable securities, $9.2 million used in business combinations, $1.1 million used to purchase property and equipment and $3.8 million of capitalized software development costs, offset by $2.7 million provided by short-term bank deposits. Net cash used in investing activities in 2014 is primarily attributable to $11.4 million investment in marketable securities, net, $9.4 million used in business combinations, $1.0 million used to purchase property and equipment and $4.3 million of capitalized software development costs. Net cash used in investing activities in 2013 is primarily attributable to $16.6 million used in business combinations, $0.5 million used to purchase property and equipment and $4.7 million of capitalized software development costs.

Net cash used in financing activities was approximately $11.9 million for the year ended December 31, 2015, primarily attributable to primarily attributable to dividend distributions of $8.2 million, short-term credit of $2.8 million, and purchase of non-controlling interest of $1.3 million partially offset by $0.4 million received from the exercise of employee options. Net cash provided by financing activities was approximately $46.3 million for the year ended December 31, 2014, primarily attributable to our issuance of shares in a follow-on public offering in the amount of $54.7 million offset by dividend distributions of $8.7 million. Net cash used in financing activities was approximately $3.3 million for the year ended December 31, 2013, primarily attributable to dividend distributions of $7.8 million, partially offset by $3.3 million in long-term loans and $1.5 million received from the exercise of employee options.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2013, 2014 and 2015, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed, using the VSOE fair value. In most cases, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

Revenue from professional services related to both our software and the IT professional services businesses consists of billable hours for services provided and is recognized as the services are rendered

Deferred revenue includes unearned amounts received under maintenance and support contracts, and amounts received from customers but not yet recognized as revenues.

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

Capitalized software costs are amortized on a product by product basis, by the straight-line method over the estimated useful life of the software product (between 3 to 5 years). We assess the recoverability of these intangible assets on a regular basis by determining whether the amortization of the assets over their remaining economic useful lives can be recovered through undiscounted future operating cash flows from the specific software product sold. As of December 31, 2013, 2014 and 2015, no impairment losses have been identified.

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

As required by ASC 350, we first conduct an initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, we then compare the fair value of each reporting unit to its carrying value of net assets allocated to the reporting unit (‘step 1’). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of goodwill over its implied fair value (‘step 2’).

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2013, 2014 and 2015 and did not identify any impairment losses, as the fair values of all of our reporting units significantly exceeded their carrying values. Therefore, we currently do not believe that our reporting units are at risk of impairment.

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

As required by ASC 820, "Fair Value Measurements and disclosures" we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

During the years ended December 31, 2013, 2014 and 2015, no impairment indicators were identified.

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

We did not record any impairment of marketable securities during the years ended December 31, 2013, 2014 and 2015.

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

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2013, 2014 and 2015 were $2,811,000, $156,000 and $(324,000), respectively.

Recently Issued Accounting Standards

In May 2014, the FASB issued guidance on revenue from contracts with customers that will supersede most current revenue recognition guidance, including industry-specific guidance. The underlying principle is that an entity will recognize revenue upon the transfer of goods or services to customers in an amount that the entity expects to be entitled to in exchange for those goods or services. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of the time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The guidance also requires enhanced disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, "Income Taxes – Balance Sheet Classification of Deferred Taxes” ("ASU 2015-17"). The purpose of the standard is to simplify the presentation of deferred taxes on a classified balance sheet.  Under current GAAP, deferred income tax assets and liabilities are separated into current and noncurrent amounts in the balance sheet.  The amendments in ASU 2015-17 require that all deferred tax assets and liabilities be classified as noncurrent in the balance sheet.  ASU 2015-17 is effective for interim and annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Companies can adopt the guidance either prospectively or retrospectively. The adoption of ASU 2015-17 is not expected to have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. We are evaluating the potential impact of this pronouncement.

C.	Research and Development

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2015, 2014 and 2013, we invested $8.7 million, $9.0 million and $8.4 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2015, we employed 174 employees in research and development activities, of which 60 persons were located in Israel, 69 persons in India, 29 persons in Russia, 9 persons in Japan, 4 persons in United States, 3 persons in United Kingdom and 1 person in South Africa. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2015 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$4,555,000	$1,839,000	$2,716,000	$-
Liabilities due to acquisition activities	1,220,000	330,000	890,000	-
Severance payments, net*	2,616,000	-	-	-
Uncertainties in income taxes (ASC 740) **	666,000	-	-	-
Long term loan	3,257,000	-	-	3,257,000
Total contractual obligations	$12,314,000	$2,169,000	$3,551,000	$3,257,000

*Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

** Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.           DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	48	Chief Executive Officer and Director
Sagi Schliesser (1)	44	External Director
Ron Ettlinger (1)	49	External Director
Naamit Salomon	51	Director
Yehezkel Zeira(1)	72	Director
Asaf Berenstin	38	Chief Financial Officer
Udi Ertel	56	President, Software Solutions division
Amit Birk	45	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	63	President, AppBuilder Software Solutions division
Yakov Tsaroya	46	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	42	Chief Executive Officer of Complete Business Solutions
Arik Faingold	39	President, Integration Solutions division
Yuval Baruch	49	Chief Executive Officer of Hermes Logistics

(1) Member of our Audit and Compensation Committees

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2015 annual general meeting of shareholders to serve as directors until our 2016 annual general meeting of shareholders. Mr. Sagi Schliesser is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending November 22, 2018, succeeding Mr. Itiel Efrat whose term as external director ended at our 2015 annual general meeting of shareholders. Mr. Ron Ettlinger is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending December 21, 2017.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the Comm-IT Group and the two brothers are the owners of the 13.6% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

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

Sagi Schliesser has served as an external director of our company since November 2015 and is a member of our audit committee. Mr. Schliesser has been the co-founder and chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens International Corporation (NASDAQ and TASE: SPNS), managing Sapiens Technologies. Previously Mr. Schliesser served for seven years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc.  degree with honors in Computer Science and Psychology from Tel Aviv University, as well as a Master's degree in Computer Science from the Interdisciplinary Center in Herzliya  and an M.B.A. degree with honors in Business Psychology from Hamaslool Ha'akademi shel Hamichlala Leminhal.

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

Asaf Berenstin has served as our chief financial officer since April 2010. In November 2011, Asaf was appointed as Chief Financial Officer of our parent company Formula Systems (1985) Ltd. in addition to his position as chief financial officer of our company. Prior to that and from August 2008, Mr. Berenstin served as our corporate controller. Prior to joining our company and from July 2007, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT). From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in Accounting and Economics and an M.B.A. degree, both from Tel Aviv University, and is a certified public accountant (CPA) in Israel.

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

Uzi Yaari joined Complete Business Solutions as CEO in 2015 after spending seven years as CEO at leading ERP implementer, Intentia Advanced Solutions. Having served in various positions during his 15 years at Intentia, Uzi brings a rich history of ERP experience and expertise in various ERP ecosystems and in various countries having lead many ERP projects both in the country and abroad. Uzi is an industrial engineer.

Arik Faingold has served as president of our Integration Solutions division since July 2012. Mr. Faingold has served as chairman of Comm-IT Group since 2009. Mr. Faingold was General Manager of Open TV Israel, part of OpenTV Global, from 2003 to 2009. Mr. Faingold served as Co-founder and CTO of Betting Corp from 1999 to 2003. Mr. Faingold holds a B.A. degree in Computer Science from the Interdisciplinary Center in Herzliya and an M.B.A. from Tel Aviv University.

Yuval Baruch has served as an officer of our company since his appointment in September 2012 as the chief executive officer of Hermes Logistics Technologies (HLT). Mr. Baruch has also served as the chief executive officer of Pilat HR solutions since April 2013. Mr. Baruch was chief executive officer of J.R. Holdings & Development from November 2007 to January 2012. Mr. Baruch has served as an external director of Matrix IT, a publicly traded company in Israel, since 2011. Between 2004 and 2008 Mr. Baruch launched, managed and divested a chain of fitness centers in Israel. Mr. Baruch holds a B.A. degree in Marketing and Finance from The College of Management in Israel and an M.B.A. degree from the Stanford Graduate School of Business.

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2015.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (14 persons)	$3,102,764	$90,940

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2015. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2015.

2015 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)	All Other Compensation (3)	Total
Arik Kilman, President, AppBuilder Solutions Division	$179,815	$631,542	$0	$0	$811,357

Yakov Tsaroya, President, Coretech Consulting Group LLC	$158,298	$530,000	$0	$6,000	$694,298

Udi Ertel, President, Software Division	$222,026	$73,845	$35,065	$38,763	$369,699

Arik Faingold, President, Integration Solutions division	$227,550	$81,507	$0	$0	$309,057

Amit Birk, Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary	$172,527	$87,348	$0	$0	$259,875

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2015, we paid to each of our outside and independent directors an annual fee of approximately $17,400 and a per-meeting attendance fee of approximately $574. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2015, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 238,000 ordinary shares, at exercise prices ranging from $1.12 to $6.00 per share and an aggregate of 216,400 of our ordinary shares. Of such options, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 78,000 ordinary shares expire in 2020, options to purchase 90,000 ordinary shares expire in 2021 and options to purchase 50,000 ordinary shares expire in 2023. All such options were granted under our 2000 Stock Option Plan and 2007 Incentive Compensation Plan. See Item 6E.“Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Our board of directors has determined that Mr. Sagi Schliesser and Mr. Ron Ettlinger both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Yehezkel Zeira qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

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

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zeira, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert.  The audit committee meets at least once each quarter.

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

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of our external directors, Messrs. Ettlinger, Schliesser and Zeira.

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

During the year ended December 31, 2015, we sold to affiliate companies of Formula Systems approximately $1.5 million of services pursuant to services agreements that we have in place with those companies. In 2015, we also purchased from those affiliated companies approximately $0.2 million of hardware and software. Furthermore, we provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.1 million.

.Approval Process of Terms of Service and Employment of Office Holders

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

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
Israel	373	395	451
Asia	111	111	117
North America	682	524	492
South Africa	29	30	12
Europe	107	121	131
Total	1,302	1,181	1,203

The following table presents the number of our employees categorized by activity as of December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015
Technical support and consulting	920	808	811
Research and development	152	173	174
Marketing and sales	136	129	121
Operations and administrations	94	71	97
Total	1,302	1,181	1,203

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2016 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein (3)	150,000	*
Asaf Berenstin (4)	80,000	*
Udi Ertel (5)	42,500	—
Ron Ettlinger	—	—
Naamit Salomon	—	—
Sagi Schliesser	—	—
Yehezkel Zeira	—	—
Amit Birk (6)	86,400	—
Arik Faingold	—	—
Yuval Baruch	—	—
Arik Kilman	—	—
Yakov Tsaroya (7)	40,000	—

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,343,220 ordinary shares issued and outstanding as of April 26, 2016.

(3)	Subject to outstanding ordinary shares.

(4)	Subject to 70,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $1.12 to $4.00 per share that expire in 2021 at the latest and 10,000 outstanding ordinary shares.

(5)	Subject to 42,500 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $4.00 to $6.00 per share that expire in 2023 at the latest

(6)	Subject to 40,000 exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $2.26 per share that expire in 2021 and 56,400 outstanding ordinary shares.

(7)	Subject to 42,500 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.26 per share, with expiration dates through 2020.

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

During 2015, options to purchase an aggregate of 13,250 ordinary shares were exercised under the 2000 Plan at an average exercise price of $1.54 per share and options to purchase 74,000 ordinary shares remained outstanding.

2007 Incentive Compensation Plan.

In 2007, we adopted our 2007 Incentive Compensation Plan, or the 2007 Plan, under which we may grant options, restricted shares, restricted share units and performance awards to employees, officers, directors and consultants of our company and its subsidiaries. The shares subject to the 2007 Plan may be either authorized or unissued shares or previously issued shares acquired by our company or any of its subsidiaries. The total number of shares that may be delivered pursuant to awards under the 2007 Plan shall not exceed 1,500,000 shares in the aggregate. If any award shall expire, terminate, be cancelled or forfeited without having been fully exercised or satisfied by the issuance of shares, then the shares subject to such award shall be available again for delivery in connection with future awards under the 2007 Plan.

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

During 2015, options to purchase an aggregate of 147,753 ordinary shares were exercised under the 2007 Plan at an average exercise price of $2.69 per share and options to purchase 419,917 ordinary shares remained outstanding. As of December 31, 2015, our executive officers and directors as a group, consisting of 13 persons, held options to purchase 238,000 ordinary shares under the 2007 Plan, having an average exercise price of $3.63 per share.

On December 31, 2015, our Board of Directors extended the term of the 2007 Plan for 10 more years until August 8, 2027. In addition, the options’ pool was increased by 250,000 shares to 1,000,000 shares.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 20,962,734 or 47.7% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 46.3% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of April 26, 2016 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

	Number of Ordinary Shares
Name	Beneficially Owned(1)	Percentage of Ownership (2)

Formula Systems (1985) Ltd. (3)	20,962,734	47.27%
Asseco Poland S.A. (3)	20,962,734	47.27%
Yelin Lapidot Holdings Management Ltd. (4)	2,400,005	5.41%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,343,220 ordinary shares issued and outstanding as of April 26, 2016.

(3)	Asseco owned 46.36% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,962,734 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on the Schedule 13G/A filed by Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot with the SEC on February 3, 2016. The address of Yelin Lapidot is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

On March 14, 2016, Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 20,281,890 of our ordinary shares.  According to the Schedule 13D/A, from March 11, 2014 through March 14, 2016, Formula Systems purchased an aggregate of 1,007,690 of our ordinary shares in open market transactions increasing its ownership interest in our shares to 47.1%.

On March 11, 2014, Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 19,860,044 of our ordinary shares.  According to the Schedule 13D/A, from September 2012 through April 2013, Formula Systems purchased an aggregate of 110,000 of our ordinary shares in open market transactions increasing its ownership interest in our shares to 52.2%. On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our ordinary shares at a price to the public of $8.50 per share. Formula Systems purchased 700,000 of the 6,900,000 ordinary shares issued in the offering.  As a result of the issuance of our ordinary shares, Formula Systems’ percentage interest in our company decreased from 51.6% to 45.0%.

On February 3, 2015, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 2,400,005, or 5.41% of our ordinary shares as of December 31, 2015. On October 12, 2015, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot filed a Schedule 13G with the SEC reflecting ownership of 2,208,957, or 5.01% of our ordinary shares.

On January 19, 2016, Denver Investment Advisors LLC filed a Schedule 13G/A with the SEC reflecting ownership of 1,978,159, or 4.46% of our ordinary shares as of December 31, 2015. On February 17, 2015, Denver Investment Advisors LLC filed a Schedule 13G/A with the SEC, reflecting ownership of 5,944,821, or 13.46% of our ordinary shares. On August 11, 2014, Denver Investment Advisors LLC filed a Schedule 13G with the SEC reflecting ownership of 4,436,012 of our ordinary shares, or 10.05% of our ordinary shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 26, 2016, there were approximately 66 record holders, of which 53 record holders holding approximately 99.9% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.8% of our outstanding ordinary shares as of such date).

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

In August 2009, a software company and one of its owners filed an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his ruling in January 2015 and determined the damages that we and one of our subsidiaries should pay the plaintiffs. Therefore, our financial results of operations of 2014 includes a net impact of $1.6 million resulting from the arbitration expenses recorded in excess to accruals recorded in previous years. In December 2015, the same software company filed a motion to appoint another arbitrator to the district court in Tel Aviv in order to sue us for additional damages. The court decided against our position, and appointed an arbitrator. In April 2016 we submitted a motion to overrule the District's court to the Supreme Court. We are now waiting for a decision.

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

In September 2012, we declared a cash dividend of $0.10 per share ($3.7 million in the aggregate) that was paid on October 17, 2012.

In February 2013 we declared a cash dividend of $0.12 per share ($4.4 million in the aggregate) that was paid on March 14, 2013.

In August 2013, we declared a cash dividend of $0.09 per share ($3.4 million in the aggregate) that was paid on September 3, 2013.

In February 2014, we declared a cash dividend of $0.12 per share ($4.5 million in the aggregate) that was paid on March 14, 2014.

In September 2014, we declared a cash dividend in the amount of US $0.095 per share ($4.2 million in the aggregate) that was paid on September 4, 2014.

In February 2015, we declared a cash dividend in the amount of US $0.081 per share ($3.6 million in the aggregate), that was paid on March 11, 2015.

In August 2015, we declared a cash dividend in the amount of $0.095 per share ($4.2 million in the aggregate) that was paid on September 10, 2015.

In February 2016, we declared a cash dividend in the amount of $0.09 per share ($4.0 million in the aggregate) that was paid on March 17, 2016.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2015.

ITEM 9.           THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2011	$9.74	$3.91	$9.55	$3.95
2012	$7.32	$3.76	$7.42	$3.94
2013	$7.18	$4.53	$7.06	$4.73
2014	$9.60	$5.94	$9.30	$6.40
2015	$7.04	$5.26	$7.26	$5.29

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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
2014
First Quarter	$9.60	$7.12	$9.52	$7.02
Second Quarter	$8.63	$7.17	$8.83	$7.01
Third Quarter	$7.74	$6.66	$7.97	$6.51
Fourth Quarter	$7.20	$5.94	$7.24	$6.09

2015
First Quarter	$7.04	$5.42	$7.15	$5.47
Second Quarter	$7.00	$6.36	$6.94	$6.28
Third Quarter	$6.93	$5.42	$6.96	$5.51
Fourth Quarter	$5.84	$5.26	$5.93	$5.30

2016
First Quarter	$7.12	$5.29	$7.05	$5.25
Second Quarter (through April 26, 2016)	$6.75	$6.39	$6.84	$6.43

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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
October 2015	$5.84	$5.38	$5.85	$5.45
November 2015	$5.84	$5.29	$5.91	$5.40
December 2015	$5.63	$5.26	$5.68	$5.30
January 2016	$5.73	$5.37	$5.70	$5.40
February 2016	$7.06	$5.29	$7.05	$5.26
March 2016	$7.12	$6.73	$7.12	$6.60
April 2016 (through April 26, 2016)	$6.75	$6.39	$6.84	$6.43

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

General Corporate Tax Structure

The Israeli corporate tax rate was 25% in 2012 and in 2013. The corporate tax rate increased to 26.5% in 2014 and 2015 and, commencing January 1, 2016, was set at 25%.

Tax Benefits Under the Law for the Encouragement of Capital Investments, 1959

Certain of our production and development facilities have been granted “approved enterprise” status under the Law for the Encouragement of Capital Investments, 1959, as amended, or the Investment Law and we are, therefore, eligible for certain tax benefits. Subject to compliance with applicable requirements, the portion of our income derived from the approved enterprise programs will be tax-exempt for a period of two to four years commencing in the first year in which an approved enterprise generates taxable income and will be subject, for a period of five to eight years, to a reduced corporate tax (such reduced tax rates are dependent on the level of foreign investments in the company). However, these benefits will not be available to us with respect to any income derived by our non-Israeli subsidiaries. As of December 31, 2015 the benefit periods under the Law have not yet commenced.

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

In December 2010, the Knesset passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which, among other things, includes an amendment to the Investment Law, effective as of January 1, 2011. According to the 2010 amendment, the benefit tracks under the Investment Law were modified and a uniform tax rate will apply to companies eligible for the "Preferred Enterprise" status. In order to be eligible for preferred enterprise status, a company must meet minimum requirements to establish that it contributes to the country's economic growth and is a competitive factor for the gross domestic product. Companies may elect to irrevocably implement the amendment (while waiving benefits provided under the Investment Law as currently in effect) and subsequently would be subject to the amended tax rates as follows: in peripheral regions (Development Area A) the reduced tax rate is 10% in 2011 and 2012, 7% in 2013 and 9% in 2014 and thereafter. In other regions the tax rate is 15% in 2011 and 2012, 12.5% in 2013 and 16% in 2014 and thereafter. Preferred Enterprises in peripheral regions will be eligible for Investment Center grants, as well as the applicable reduced tax rates.

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

We and one of our Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to our industrial activity in Israel starting in 2014.

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

As of December 31, 2015, our consolidated net operating loss carry-forwards for Israeli tax purposes was approximately $14.1 million. Under current Israeli tax laws, operating loss carry-forwards do not expire and may be offset against future taxable income. As of December 31, 2015, our subsidiaries in Europe had estimated total available tax loss carry-forwards of $4.7 million, which may be offset against future taxable income.

As of December 31, 2015, our subsidiaries in the U.S. had estimated total available tax loss carryforwards of $0.3 million, which can be carried forward and offset against taxable income in the future for up to 20 years from the year the loss was incurred. We have received final tax assessments through the year 2011 from the Israeli tax authorities.

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

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2015).

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

Non-Israeli Resident Shareholders

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain derived by a company is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% in 2014 and 2015) or, if derived by an individual, at the rate of 25%, or 30% in case of "substantial shareholder." Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2015).

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 810,720 for 2015, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders (as defined below) who hold ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,

•	financial institutions,

•	certain insurance companies,

•	investors liable for alternative minimum tax,

•	tax-exempt organizations,

•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,

•	persons who hold the ordinary shares through partnerships or other pass-through entities,

•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,

•	investors that actually or constructively own 10% or more of our shares by vote or value, and

•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging or conversion transaction.

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

Taxation of Dividends

Subject to the discussion below, under the heading “Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to ordinary shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends will not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

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

Subject to complex limitations, any Israeli withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set forth in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate, see discussion below. A U.S. Holder will be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the Code. The rules relating to the determination of the foreign tax credit are complex. You should consult with your tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, including the 3.8% net investment tax discussed below, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20%. Distributions taxable as dividends paid on the ordinary shares should qualify for the 20% rate, provided that either: (i) we are entitled to benefits under the Treaty) or (ii) the ordinary shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that the ordinary shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ordinary shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ordinary shares, the U.S. Holder must have held such shares for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from a PFIC, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate on qualified dividends contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ordinary shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Passive Foreign Investment Companies

If we were to be classified as a PFIC in any taxable year, a U.S. Holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. Holder could otherwise derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis. We will be considered a PFIC, for any taxable year in which either (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. Included in the calculation of our income and assets is our proportionate share of the income and assets of each corporation in which we own, directly or indirectly, at least a 25% interest, by value. If we were determined to be a PFIC for U.S. federal income tax purposes, unfavorable and highly complex rules would apply to U.S. Holders owning ordinary shares directly or indirectly. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Information Reporting by Certain U.S. Holders

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our ordinary shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding its reporting obligation.

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

As of December 31, 2015, we had approximately $64.9 million in cash and cash equivalents and short term bank deposits and $11.8 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 4.2%, with average maturities of 2.0 years and maximum maturities of 3.4 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2015, net unrealized gains in our marketable securities portfolio totaled $35,000. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2015, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, euro and Japanese Yen. As of December 31, 2015, we did not have any outstanding forward contracts. The net gains recognized in “financial income, net” during 2015 were $69,000.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2015 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.5 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2015 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.3 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2015 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.9 million, $0.3 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2015 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.9 million, $0.3 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2015, we had $11.8 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $1.2 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting was effective.

The effectiveness of our management’s internal control over financial reporting as of December 31, 2015 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of April 27, 2016, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

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

ITEM 16.         RESERVED

ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Ettlinger, an external director within the meaning of the Israeli Companies Law, meets the definition of an audit committee financial expert, as defined by rules of the SEC. For a brief listing of Mr. Ettlinger’s relevant experience, see Item 6A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

	Year Ended December 31,
Services Rendered	2014	2015
Audit (1)	$301,000	$266,000
Audit-related	-	-
Tax (2)	$40,000	$69,000
Total	$341,000	$335,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

None.

ITEM 16F.           CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.           CORPORATE GOVERNANCE

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

•	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

•	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

•	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.          FINANCIAL STATEMENTS

Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-12
Notes to Consolidated Financial Statements	F-13– F-53
Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-54

ITEM 19.         EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
4.3	Underwriting Agreement, dated February 28, 2014, by and among our company and Barclays Capital Inc. and William Blair & Company, LLC, as representatives for the several underwriters[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 1.1 to the registrant’s Form 6-K for the month of February 2014, filed on February 28, 2014, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2015

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. ("the Company") and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 4% and 2% as of December 31, 2014 and 2015, respectively, and total revenues of 14%, 11% and 6% for the years ended December 31, 2013, 2014 and 2015, respectively of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“the COSO criteria”) and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2016	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. ("the Company") internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) ("the COSO criteria"). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2014 and 2015, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2015 and our report dated April 27, 2016 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2016	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2014	2015
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$72,515	$62,188
Short-term bank deposits	-	2,677
Available-for-sale marketable securities (Note 4)	11,915	11,819
Trade receivables (net of allowance for doubtful accounts of $ 2,380 and $ 1,885 at December 31, 2014 and 2015, respectively)	40,358	52,374
Other accounts receivable and prepaid expenses (Note 6)	3,419	6,244

Total current assets	128,207	135,302

LONG-TERM RECEIVABLES:
Severance pay fund	1,426	1,454
Long term deferred tax asset (Note 12)	2,137	2,823
Other long-term receivables	2,376	1,088

Total long-term receivables	5,939	5,365

PROPERTY AND EQUIPMENT, NET (Note 7)	2,005	2,296

INTANGIBLE ASSETS, NET (Note 8)	32,543	33,575

GOODWILL (Note 9)	55,490	63,308

Total assets	$224,184	$239,846

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2014	2015
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 11)	$2,853	$13
Trade payables	3,861	6,331
Accrued expenses and other accounts payable (Note 10)	15,013	17,921
Deferred revenues	3,431	4,092

Total current liabilities	25,158	28,357

ACCRUED SEVERANCE PAY	2,562	2,616

LONG TERM LIABILITIES:
Long term debt (Note 11)	490	3,257
Liabilities due to acquisition activities and other (Note 3)	474	1,039
Long term deferred tax liability (Note 12)	4,846	5,726

	5,810	10,022

COMMITMENTS AND CONTINGENCIES (Note 16)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	2,930	5,745

EQUITY (Note 13):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2014 and 2015; Issued and Outstanding: 44,174,217 and 44,335,220 shares at December 31, 2014 and 2015, respectively	1,029	1,035
Additional paid-in capital	182,114	180,989
Accumulated other comprehensive loss	(5,347)	(6,695)
Accumulated earnings	7,269	15,679

Total equity attributable to Magic Software Enterprises shareholders	185,065	191,008
Non-controlling interests	2,659	2,098

Total equity	187,724	193,106

Total liabilities, redeemable non-controlling interest and equity	$224,184	$239,846

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Revenues (Note 18):
Software	$23,254	$25,351	$21,598
Maintenance and technical support	22,685	22,780	22,908
Consulting services	99,019	116,173	131,524

Total revenues	144,958	164,304	176,030

Cost of revenues:
Software	6,648	7,646	7,836
Maintenance and technical support	2,949	2,921	2,466
Consulting services	76,296	89,160	102,919

Total cost of revenues	85,893	99,727	113,221

Gross profit	59,065	64,577	62,809

Operating costs and expenses:
Research and development, net (Note 15a)	3,706	4,750	4,888
Selling and marketing	23,066	24,580	23,062
General and administrative	13,166	14,521	13,425

Total operating costs and expenses	39,938	43,851	41,375

Operating income	19,127	20,726	21,434
Financial expense, net (Note 15b)	(684)	(1,786)	(685)
Other income (expense), net	(12)	(67)	8

Income before taxes on income	18,431	18,873	20,757
Taxes on income (Note 12)	1,575	2,307	3,681

Net income	16,856	16,566	17,076
Net income attributable to redeemable non-controlling interests	546	425	639
Net income attributable to non-controlling interests	430	621	239

Net income attributable to Magic Software Enterprises Shareholders	$15,880	$15,520	$16,198

Net earnings per share attributable to Magic Software Enterprises' shareholders (Note 17):
Basic earnings per share	$0.43	$0.36	$0.37
Diluted earnings per share	$0.43	$0.36	$0.36

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2013	2014	2015

Net income	$16,856	$16,566	$17,076

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	495	(5,469)	(1,513)
Unrealized gain from derivative instruments, net	-	-	9
Unrealized gain (loss) from available-for-sale securities	(35)	(259)	156

Total other comprehensive income (loss), net of tax	460	(5,728)	(1,348)

Total comprehensive income	17,316	10,838	15,728

Comprehensive income attributable to redeemable non-controlling interests	807	51	572
Comprehensive income attributable to non-controlling interests	476	442	208

Comprehensive income attributable to Magic Software Enterprises' shareholders	$16,033	$10,345	$14,948

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company's shareholders
	Number of Shares	Share capital amount	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated earnings (deficit)	Non- controlling interests	Total equity

Balance as of January 1, 2013	36,626,728	811	125,288	(586)	(7,727)	575	118,361
Exercise of stock options	528,627	15	1,447	-	-	-	1,462
Stock-based compensation expenses	-	-	325	-	-	-	325
Dividend	-	-	-	-	(7,723)	(64)	(7,787)
Other comprehensive income	-	-	-	414	-	46	460
Net income	-	-	-	-	15,880	430	16,310

Balance as of December 31, 2013	37,155,355	826	127,060	(172)	430	987	129,131
Issuance of shares	6,903,141	201	54,525	-	-	-	54,726
Exercise of stock options	115,721	2	202	-	-	-	204
Stock-based compensation expenses	-	-	327	-	-	1,230	1,557
Dividend	-	-	-	-	(8,681)	-	(8,681)
Other comprehensive loss	-	-	-	(5,175)	-	(179)	(5,354)
Net income	-	-	-	-	15,520	621	16,141

Balance as of December 31, 2014	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724
Issuance of shares	-	-	(50)	-	-	-	(50)
Exercise of stock options	161,003	6	413	-	-	-	419
Stock-based compensation expenses	-	-	220	-	-	14	234
Acquisition of non-controlling interests (Note 3)	-	-	(1,708)	-	-	(36)	(1,744)
Dividend	-	-	-	-	(7,788)	(747)	(8,535)
Other comprehensive loss	-	-	-	(1,348)	-	(31)	(1,379)
Net income	-	-	-	-	16,198	239	16,437

Balance as of December 31, 2015	44,335,220	1,035	180,989	(6,695)	15,679	2,098	193,106

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from operating activities:

Net income	$16,856	$16,566	$17,076
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	8,380	8,660	9,885
Loss on sale of property and equipment	10	-	-
Stock-based compensation expenses	325	1,557	234
Amortization of marketable securities premium and accretion of discount	-	62	249
Decrease (increase) in trade receivables, net	473	(9,378)	(8,756)
Increase in other long term and short term accounts receivable and prepaid expenses	(397)	(23)	(1,669)
Increase (decrease) in trade payables	(700)	(342)	1,866
Decrease in accrued expenses and other accounts payable	(1,589)	(303)	(196)
Increase (decrease) in deferred revenues	(1,765)	191	684
Change in deferred and other income taxes, net	687	1,204	245

Net cash provided by operating activities	22,280	18,194	19,618

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015
Cash flows from investing activities:

Capitalized software development costs	(4,713)	(4,267)	(3,847)
Purchase of property and equipment	(497)	(993)	(1,109)
Cash paid in conjunction with acquisitions, net of acquired cash	(16,557)	(9,363)	(9,182)
Proceeds from sale of property and equipment	60	-	-
Proceeds from maturity of marketable securities	-	596	-
Proceeds from short-term bank deposits	-	-	2,654
Change in loans to employees and other deposits ,net	-	(58)	5
Investment in marketable securities and short-term bank deposits	-	(11,976)	(5,153)

Net cash used in investing activities	(21,707)	(26,061)	(16,632)

Cash flows from financing activities:

Proceeds from exercise of options by employees	1,462	204	419
Issuance of Ordinary shares, net	-	54,726	-
Dividend paid	(7,787)	(8,681)	(7,788)
Dividend paid to non-controlling interests	-	-	(392)
Short-term credit, net	(47)	2,974	(2,840)
Purchase of non-controlling interest	(168)	-	(1,300)
Long term loan received	3,307	-	-
Repayment of long-term loans	(95)	(2,905)	(34)

Net cash provided by (used in) financing activities	(3,328)	46,318	(11,935)

Effect of exchange rate changes on cash and cash equivalents	145	(1,070)	(1,378)

Increase (decrease) in cash and cash equivalents	(2,610)	37,381	(10,327)
Cash and cash equivalents at the beginning of the year	37,744	35,134	72,515

Cash and cash equivalents at end of the year	$35,134	$72,515	$62,188

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2013	2014	2015

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$1,581	$250	$355

Contingent acquisition consideration	$3,981	$-	$1,048

Dividend in Redeemable Non-controlling interest	$-	$-	$2,294

Dividend in Non-controlling interest	$-	$-	$355

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,519	$1,601	$2,024

Interest	$34	$74	$(95)

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company, and its subsidiaries ("the Group") is a global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications ("the Magic technology"). Magic technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of IT professional services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions and related services) and IT professional services (see Note 18 for further details). The principal markets of the Group are United States, Europe, Israel and Japan (see Note 18).

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

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2015	$2,930
Net income attributable to redeemable non-controlling interest	639
Increase in redeemable non-controlling interest as part of acquisitions	4,159
Decrease in redeemable non-controlling interest due to change in ownership in subsidiaries	378
Dividend in Redeemable Non-controlling interest	(2,294)
Foreign currency translation adjustments	(67)

December 31, 2015	$5,745

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

Business combinations

The Company accounts for business combinations under ASC 805, "Business Combinations". ASC 805 requires recognition of assets acquired, liabilities assumed, contingent consideration, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, "Fair Value Measurements and disclosures" the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years). The Company assesses the recoverability of these intangible assets on a regular basis by determining whether the amortization of the asset over its remaining economical useful life can be recovered through undiscounted future operating cash flows from the specific software product sold. During the years ended December 31, 2013, 2014 and 2015, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2013, 2014 and 2015, no impairment indicators were identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,"Intangibles - Goodwill and Other", goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2015, the Company operates in four reporting units within its operating segments.

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

In the second step, the reporting unit’s fair value is allocated to all the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that simulates the business combination principles to derive an implied goodwill value. If the implied fair value of the reporting unit’s goodwill is less than its carrying value, the difference is recorded as impairment.

The Company performed an annual impairment tests as of December 31, of each of 2013, 2014 and 2015 and did not identify any impairment losses (see Note 9).

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, "Construction-Type and Production-Type Contracts", on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2013, 2014 and 2015, no such estimated losses were identified.

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

Severance expenses for the years ended December 31, 2013, 2014 and 2015 amounted to approximately $ 1,371, $ 1,673 and $ 1,626, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2013, 2014 and 2015 amounted to $ 306, $ 466 and $ 377, respectively.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 536,877, 35,010 and 66,646 for the years ended December 31, 2013, 2014 and 2015, respectively.

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

The fair value for the Company's stock options granted to employees and directors was estimated using the following assumptions:

2014

Dividend yield	0%
Expected volatility	32% - 59%
Risk-free interest rate	0.1% - 2.6%
Expected forfeiture (employees)	-
Expected forfeiture (executives)	-
Contractual term of up to	10 years
Suboptimal exercise multiple (employees)	-
Suboptimal exercise multiple (executives)	2

During the years ended December 31, 2013, 2014 and 2015, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 325, $ 1,557 and $ 234, respectively, as follows:

	Year ended December 31,
	2013	2014	2015

Cost of revenue	$11	$30	$31
Research and development	67	29	48
Selling and marketing	85	220	137
General and administrative	162	1,278	18

Total stock-based compensation expense	$325	$1,557	$234

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

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Israel and Japan. The Company performs ongoing credit evaluations of its customers and excluding 2013 to date has not experienced any material losses. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2013, 2014 and 2015 was $ 1,285, $ 735 and $ 346, respectively.

From time to time the Company enters into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company's non-dollar currency exposure (see "Derivative instruments" below).

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

Level 1 -	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets;

Level 2 -	Includes other inputs that are directly or indirectly observable in the marketplace, other than quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions, or other inputs that are observable (model-derived valuations in which significant inputs are observable), or can be derived principally from or corroborated by observable market data;

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 1,736 as of December 31, 2014.

At December 31, 2015, the Company did not have any cash flow hedges.

The following tables present fair value amounts and gains and losses of derivative instruments and related hedged items:

	Fair values of derivative instruments
	Assets
	Balance	December 31,
	sheet item	2014	2015
Assets

Derivatives not designated as hedging	"Other accounts receivable and prepaid expenses"	$9	$-

Total derivatives		$9	$-

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	Statements	Gain recognized in the statements of income
	of	Year ended December 31,
	income item	2013	2014	2015

Derivatives not designated as hedging:
Foreign exchange forward contracts	"Financial expenses, net"	139	24	69

Total derivatives		$139	$24	$69

Reclassification

Certain amounts in prior years' financial statements have been reclassified to conform with the current year's presentation. The reclassification had no effect on previously reported net income, equity or cash flow.

Recently Issued Accounting Pronouncement:

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The company is evaluating the potential impact of this pronouncement.

In November 2015, the FASB issued Accounting Standards Update 2015-17 (ASU 2015-17) Balance Sheet Classification of Deferred Taxes, which requires that deferred tax assets and deferred tax liabilities be classified as noncurrent in the balance sheet. ASU 2015-17 is effective for the interim and annual periods ending after December 15, 2016. Early adoption is permitted, and the Company adopted the provisions of ASU 2015-17 retrospectively as of December 31, 2015. As a result of the retrospective application, the Company reclassified on the consolidated balance sheets as of December 31, 2014 an amount of $ 554 of deferred tax assets from the current assets to the long-term assets as part of the Long term deferred tax asset and amount of $ 760 of deferred tax liabilities from the current liabilities to the long-term liabilities as part of the Long term deferred tax liability.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers. The new Revenue Recognition guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016. The Company is currently evaluating the method of adoption, as well as the effect that adoption of this ASU will have on its consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	In July 2012, the Company acquired an 80% interest in Comm-IT Group, (including "Comm-IT Technology Solutions" and "Comm-IT Software"), a software and systems development house that specializes in providing advanced IT and communications services and solutions, for a total consideration of $ 8,933, of which $ 4,990 was paid upon closing and the remaining $ 3,943 was paid during the following two years, of which, $ 1,192 were contingent upon the acquired business meeting certain operational targets in 2012 and 2013, and $ 2,751 in deferred payments. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 20% interest in the group. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,750. As of March 2014, the Company paid the sellers all the remaining deferred and contingent payments.

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

On May 2013 the company finalized the process of identifying the tangible and intangible assets for its acquisition. The following table summarizes the fair value of the assets and liabilities acquired:

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

	As reported on December 31, 2012	Adjustment	Modified

Net assets	$1,219	$14	$1,233
Non-controlling interest	(1,880)	130	(1,750)
Intangible assets	3,873	397	4,270
Goodwill	5,809	439	6,248
Deferred tax liability, net	-	(1,068)	(1,068)

Net assets acquired	$9,021	$(88)	$8,933

b.	On February 26, 2013, the Company purchased Pilat Europe Limited Ltd. and Pilat (North America) Inc. which provides custom human capital management solutions, for a total consideration of $ 1,233. The Company believes the acquisition will broaden its application product portfolio, customer base and strengthen its presence in numerous global markets. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method. The results of operations of these entities were included in the consolidated financial statements of the Company commencing March 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$490
Intangible assets	715

Total assets acquired	$1,205

c.	On May 16, 2013, the Company purchased Valinor Ltd, a consulting company specializing in project and product consultation, installation and implementation of databases for a total consideration of $ 1,618, of which $ 339 was paid upon closing, $ 339 was paid in November 2013, $340 paid on May 25, 2014, and $ 600 was contingently payable upon the business meeting certain operational targets in 2013 and 2014. The amounts related to operational targets of 2013 and 2014 were paid in September 2014 and April 2015, respectively. On December 2013 the company increased the total consideration according to 2013 results by $230 recorded in the Company’s statement of operations. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of projects and product consultation and installation and implementation of databases. Acquisition related costs were immaterial.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing May 15, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets	$119
Intangible assets	464
Goodwill	1,035

Total assets acquired	$1,618

d.	On May 30, 2013, the Company purchased Dario Solutions IT Ltd, a consulting company specializing in integration services of Microsoft products in enterprise IT environments for a total consideration of $ 3,723, of which $ 1,100 was paid upon closing, $ 906 was to be paid by February 28, 2014 and the remaining $ 1,717 was contingently payable upon the business meeting certain operational targets in 2013, 2014 and 2015. The amount related to operational targets of 2013 was paid in September 2014. On September 2014 the company decreased the total consideration according to 2014 results by $997 recorded in the Company’s statement of operations and has concluded all amounts due to the seller. The company believes the acquisition will complement the company’s’ professional services offering to its existing and new customers in the field of software integration and advanced on target IT solutions for large and mid- range customers. Acquisition related costs were immaterial.

The acquisition was accounted for by the purchase method.

The results of operations of these entities were included in the consolidated financial statements of the Company commencing June 1, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$371
Intangible assets	707
Goodwill	2,645

Total assets acquired	$3,723

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

e.	On November 11, 2013 the Company acquired the operations of Allstates Technical Services, LLC, a US-based full-service provider of consulting and outsourcing services for IT, Engineering and Telecom personnel, for a total consideration of $10,963. The company believes the acquisition will broadens its existing US footprint and adds leading Fortune 500 companies to its customer base, making an important contribution to its growth strategy in the IT professional services operating segment. The results of operations were included in the consolidated financial statements of the Company commencing November 11, 2013.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$3,063
Intangible assets	2,874
Goodwill	5,026

Total assets acquired	$10,963

f.	On October 1, 2014 the Company acquired the operations Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of Business Support Systems, including convergent charging, billing, customer management and policy control. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the

Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

g.	On April 14, 2015 the Company acquired a 70% interest in Comblack IT Ltd., an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total consideration of $1,812, of which $ 1,523 was paid upon closing and $ 289 is contingent upon the acquired business meeting certain operational targets in 2015. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 1,100. The Company believes the acquisition will broaden its professional service offering to its existing and new customers. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method. The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015. In March 2016, the Company paid the seller the remaining contingent payments for meeting 2015 operational targets.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$(405)
Non-controlling interest	(1,100)
Intangible assets	1,305
Goodwill	2,012

Total assets acquired net of acquired cash	$1,812

h.	On June 30, 2015 the Company acquired a 70% interest in Infinigy Solutions LLC, a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6,360, of which $ 5,600 was paid upon closing and $ 760 is contingent upon the acquired business meeting certain operational targets in 2016 and 2017. The Purchaser and the seller hold mutual Call and Put options respectively for the remaining 30% interest in the company. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 3,273. The Company believes the acquisition will broaden its professional service offering to its existing and new customers in the fields of telecommunications industry. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$1,182
Non-controlling interest	(3,273)
Intangible assets	3,652
Goodwill	4,799

Total assets acquired net of acquired cash	$6,360

i.	In addition, the Company acquired additional activities during the years ended December 31, 2014 and 2015, whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 700 and $ 1,892, respectively and increased its share interest in Complete business solutions from 96.3% to 100% and in Comm IT Embedded Ltd. from 50.1% to 75%, for a total consideration of $ 244 and $ 1,412 of which $ 356 were paid in January 2016.

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2014				2015
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$11,916	$(232)	$-	$11,684	$11,666	$(82)	$-	$11,584

Equity funds	116	-	115	231	118	-	117	235

Total available-for-sale marketable securities	$12,032	$(232)	$115	$11,915	$11,784	$(82)	$117	$11,819

Marketable securities with contractual maturities from one to three years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due between one to three years	$9,201	$-	$(44)	$9,157

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

Marketable securities with contractual maturities from three to five years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due between three to five years	$2,465	$-	$(38)	$2,427

The following is the change in the other comprehensive income of available-for-sale securities during 2014:

Other comprehensive income

Other comprehensive income from available-for-sale securities as of January 1, 2014	$138

Unrealized loss from available-for-sale securities	(259)

Other comprehensive loss from available-for-sale securities as of December 31, 2014	$(121)

The following is the change in the other comprehensive income of available-for-sale securities during 2015:

Other comprehensive income

Other comprehensive loss from available-for-sale securities as of January 1, 2015	$(121)

Unrealized gains from available-for-sale securities	156

Other comprehensive income from available-for-sale securities as of December 31, 2015	$35

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

The Company's financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2014
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,684	$-	$11,684
Equity fund	231	-	-	231

Total financial assets	$231	$11,684	$-	$11,915

Liabilities:
Contingent consideration	$-	$-	$382	$382

Total financials liabilities	$-	$-	$382	$382

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,584	$-	$11,584
Equity fund	235	-	-	235

Total financial assets	$235	$11,584	$-	$11,819

Liabilities:
Contingent consideration	$-	$-	$1,220	$1,220

Total financials liabilities	$-	$-	$1,220	$1,220

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2014	2015

Opening balance	$3,981	$382
Increase in contingent consideration	250	1,048
Payment of contingent consideration	(3,053)	(166)
Change in fair value of contingent consideration	(948)	3
Amortization of interest and exchange rate	152	(47)

Closing balance	$382	$1,220

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2014	2015

Prepaid expenses	$1,159	$2,132
Government authorities	1,081	2,317
Restricted deposits	149	-
Related parties	447	1,022
Other	583	773

	$3,419	$6,244

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2014	2015
Cost:

Leasehold improvements	$523	$816
Computers and peripheral equipment	12,942	13,505
Office furniture and equipment	2,620	2,917
Motor vehicles	177	255
Software	3,478	2,851

	19,740	20,344
Accumulated depreciation:

Leasehold improvements	175	379
Computers and peripheral equipment	12,426	13,040
Office furniture and equipment	1,985	2,063
Motor vehicles	133	140
Software	3,016	2,426

	17,735	18,048

Depreciated cost	$2,005	$2,296

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 656, $ 675 and $ 792 for the years ended December 31, 2013, 2014 and 2015, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2014	2015
Original amounts:

Capitalized software costs	$63,260	$67,106
Customer relationships	26,618	31,936
Backlog and non-compete agreement	1,623	2,371
Acquired technology	4,862	5,075

	96,363	106,488
Accumulated amortization:

Capitalized software costs	49,072	53,096
Customer relationships	12,817	16,336
Backlog and non-compete agreement	1,142	2,039
Acquired technology	789	1,442

	63,820	72,913

Intangible assets, net	$32,543	$33,575

b.	Amortization expenses amounted to $ 7,724, $ 7,919 and $ 9,093 for the years ended December 31, 2013, 2014 and 2015, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2015 is as follows:

2016	$9,699
2017	7,820
2018	6,075
2019	4,405
2020	3,213
2021 and thereafter	2,363

$33,575

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 according to the Company's reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2014	$28,495	$26,818	$55,313

Business combination	-	3,664	3,664
Classifications	-	(496)	(496)
Foreign currency translation adjustments	(1,906)	(1,085)	(2,991)

As of December 31, 2014	26,589	28,901	55,490

Business combination	7,594	492	8,086
Classifications	-	(90)	(90)
Foreign currency translation adjustments	(33)	(145)	(178)

As of December 31, 2015	$34,150	$29,158	$63,308

The Company performed an annual impairment tests as of December 31, of each of 2013, 2014 and 2015 and did not identify any impairment losses (see Note 2).

NOTE 10:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2014	2015

Employees and payroll accruals	$7,243	$8,105
Accrued expenses	5,191	4,204
Deferred and contingent payments related to acquisitions	170	1,211
Government authorities	1,395	2,978
Other	1,014	1,423

	$15,013	$17,921

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	LONG TERM DEBT

	Interest rate as of December 31,		December 31,
	2015		2014	2015

		%
Loan from banks and other in NIS	5%		$481	$787
Dividend in Redeemable Non-controlling interest			-	2,294

Other long term debt			8	176

			$490	$3,257

(1)	On November 2013, the Company entered into a credit line agreement with a U.S. bank, under which the bank provides the Company with a credit line of $ 3,000 for a period of three years. As of December 31, 2014, the Company had drawn down an amount of approximately $ 2,853 from the credit line, which is subject to interest equal to the Prime Rate in effect from time to time, plus 3% per annum; provided that the interest rate in effect on any day shall not be less than 6.0% per annum. In relation to this credit line, the Company is obliged by the bank to comply with certain financial covenants, as defined in the agreement. As of December 31, 2014, the Company was in full compliance with the financial covenants. During January 2015 the company fully repaid the credit line.

NOTE 12:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 25% in 2013, 26.5% in 2014 and 26.5% in 2015.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%. The Company estimates that the effect of the change in tax rates will result in a decrease in deferred tax balances as of December 31, 2015 in immaterial amounts.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 ("the Law"):

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, ("the Amendment"). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate of 16% applies to the Company's entire preferred income. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 25% (on distribution commencing January 1, 2015) or lower, under an applicable tax treaty.

The Company and one of its Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2014.

3.	The Company's Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2011.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

5.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, some of the Company's Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding tax rates.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 17,521. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carryforwards:

As of December 31, 2015, certain Israeli subsidiaries of the Company had operating loss carryforwards of $ 14,084, which can be carried forward and offset against taxable income in the future for an indefinite period.

The Company's subsidiaries in Europe had estimated total available tax loss carryforwards of $ 4,673 as of December 31, 2015, to offset against future taxable income.

The Company's subsidiaries in the U.S. had estimated total available tax loss carryforwards of $ 255 as of December 31, 2015, which can be carried forward and offset against taxable income for a period of up to 20 years, from the year the loss was incurred.

Utilization of U.S. net operating losses may be subject to substantial annual limitations due to the "change in ownership" provisions ("annual limitations") of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

d.	Income before taxes on income:

	Year ended December 31,
	2013	2014	2015

Domestic	$16,165	$14,690	$18,350
Foreign	2,266	4,183	2,407

	$18,431	$18,873	$20,757

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2013	2014	2015
Current:
Domestic	$(1,277)	$241	$3,466
Foreign	781	689	880

	(496)	930	4,346
Deferred taxes:
Domestic	2,673	2,575	(500)
Foreign	(602)	(1,198)	(165)

	2,071	1,377	(665)

Taxes on income (tax benefit)	$1,575	$2,307	$3,681

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2014	2015

Net operating loss carryforwards	$4,627	$5,104
Allowances, reserves and intangible assets	1,080	1,826

Deferred tax assets before valuation allowance	5,707	6,930
Less - valuation allowance	(3,570)	(4,107)

Deferred tax assets, net	$2,137	$2,823

	December 31,
	2014	2015

Long-term tax assets	$2,137	$2,823
Long-term tax liabilities	(4,846)	(5,726)

Net deferred tax liabilities	$(2,709)	$(2,903)

Deferred tax liabilities are in respect of acquired intangible assets and capitalized software costs.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2013, 2014 and 2015 statutory tax rate (25%, 26.5% and 26.5%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2013	2014	2015

Income before taxes, as reported in the consolidated statements of income	$18,431	$18,873	$20,757

Statutory tax rate	25%	26.5%	26.5%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$4,609	$5,001	$5,501
Tax adjustment in respect of different tax rates	484	80	(923)
Deferred taxes on losses for which full valuation allowance was provided in the past	(304)	236	131
Tax-deductible costs, not included in the accounting costs	-	-	(733)
Tax benefits in respect of prior years, net	203	(516)	(133)
Nondeductible expenses	95	82	177
Uncertain tax position and other differences	(3,512)	(2,576)	(339)

Income tax	$1,575	$2,307	$3,681

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, "Income Taxes" with regards to tax uncertainties. During the years ended December 31, 2013 and 2014, the Company recorded $ 2,811, $ 156 of tax income, respectively, and $ 324 of tax expenses recorded during the year ended December, 31, 2015, as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2013	$3,309

Decrease in tax positions taken in prior years	(2,811)

Gross unrecognized tax benefits at December 31, 2013	498

Decrease in tax positions taken in prior years	(156)

Gross unrecognized tax benefits at December 31, 2014	342

Increase in tax positions taken in prior years	469

Decrease in tax positions taken in prior years	(145)

Gross unrecognized tax benefits at December 31, 2015	$666

As of December 31, 2015, the entire amount of unrecognized tax benefit could affect the Company's income tax provision and the effective tax rate.

NOTE 13:-	EQUITY

a.	The ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

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

On March 5, 2014, the Company issued in a secondary public offering 6,903,141 ordinary shares at a price of $ 8.5 per share. Total net proceeds from the issuance amounted to $ 54,726.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:- EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company's 2007 Stock Option Plan, as amended ("the Plan"), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Stock Option Plan, the Company reserved for issuance 1,500,000 ordinary shares. In 2012, the Company increased the amount of ordinary shares reserved for issuance by additional 1,000,000 ordinary shares in connection with the 2007 Stock Option Plan (mentioned above). As of December 31, 2015, an aggregate of 1,000,000 ordinary shares of the Company are available for future grants under the Plan. Each option granted under the Plan is exercisable for a period of ten years from the date of the grant of the option. On December 31, 2015 the Company’s board of directors extended the plan by 10 years whereas the 2007 Plan will expire on August 8, 2027.

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

A summary of employee option activity under the Plans as of December 31, 2015 and changes during the year ended December 31, 2015 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	738,889	$4.26	6.42	$1,248
Granted	-	$-
Exercised	(161,003)	$2.60
Forfeited	(83,969)	$6.21

Outstanding at December 31, 2015	493,917	$4.47	5.99	$523

Exercisable at December 31, 2015	333,917	$3.37	4.95	$720

The weighted-average grant-date fair value of options granted during the years ended December 31, 2013 and 2014 was $6 and $ 3.76, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2015. This amount is changed based on the market value of the Company's Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2013, 2014 and 2015 was $ 529, $ 741 and $ 210, respectively. As of December 31, 2015, there was $ 163 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

The options outstanding as of December 31, 2015, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	4,000	3.24	$-	4,000	$-
1.01-2	20,000	2.99	$1.12	20,000	$1.12
2.01-3	123,667	3.64	$2.31	123,667	$2.31
3.01-4	166,250	5.77	$4.00	166,250	$4.00
4.01-5	-	-	$-	-	$-
5.01-6	75,000	7.61	$6.00	-	$-
6.01-7	50,000	8.87	$6.89	6,250	$6.89
7.01-8	-	-	$-	-	$-
8.01-9	55,000	8.36	$8.01	13,750	$8.01

	493,917	5.99	$4.47	333,917	$3.37

d.	Accumulated other comprehensive income (loss):

	December 31,
	2013	2014	2015

Accumulated realized and unrealized gain on available-for-sale securities, net	$138	$(121)	$35
Accumulated foreign currency translation adjustments	(327)	(5,243)	(6,756)
Accumulated unrealized gain (loss) on derivative instruments, net	17	17	26

Total other comprehensive income (loss)	$(172)	$(5,347)	$(6,695)

e.	On September 4, 2012, the Company's Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company's Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or not to distribute a dividend, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	EQUITY (Cont.)

In respect to the policy mentioned above, on September 10, 2012 and on February 14, 2013 , the Company declared a dividend distribution of $ 0.10 per share ($ 3,661 in the aggregate) and $ 0.12 per share ($ 4,397 in the aggregate) which were paid on October 17, 2012 and on March 14, 2013, respectively. On August 12, 2013 the Company declared a dividend distribution of $ 0.09 per share ($ 3,390 in the aggregate) which was paid on September 3, 2013. On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 the Company declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 5, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, the Company declared a dividend distribution of $ 0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share (see also note 19).

f.	On November 2014, a Company's subsidiary granted one of its executive options exercisable for 1,167 ordinary shares in its subsidiary if meeting a certain operational financial results. The exercise price of the options is NIS 1 per share. Total fair value of the grant was calculated based on the Company subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share). On October 2015, the options were exercised and 1,167 ordinary shares were issued.

NOTE 14:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $353, $574 and $1,638, in aggregate for the years ended December 31, 2013, 2014 and 2015, respectively and acquired services and hardware amounting to approximately $100, $245 and $231 for the years ended December 31, 2013, 2014 and 2015, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 15:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2013	2014	2015

Total costs	$8,419	$9,017	$8,735
Less - capitalized software costs	(4,713)	(4,267)	(3,847)

Research and development, net	$3,706	$4,750	$4,888

b.	Financial income (expenses), net:

Interest income net of bank charges	$(170)	$(156)	$64
Interest expenses related to liabilities in connection with acquisitions	(407)	(152)	-
Interest income from marketable securities, net of amortization of premium on marketable securities	46	91	231
Loss arising from foreign currency translation and other	(153)	(1,569)	(980)

Financial income(expenses), net	$(684)	$(1,786)	$(685)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2015, are as follows:

2016	$1,839
2017	1,131
2018	816
2019 and thereafter	769

$4,555

Rent expenses for the years ended December 31, 2013, 2014 and 2015 were approximately $ 1,911, $ 1,736 and $ 2,045, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties in a maximum amount of $ 86.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company currently occupies approximately 129,213 square feet of space based on a lease agreements as of December 31, 2015. The Company has an option to terminate the lease agreement in Israel and India upon six months prior written notice.

The aggregated amount of lease commitment for the next 6 months in Israel and India mentioned above is approximately $ 246.

b.	Guarantees and Collaterals:

As of December 31, 2015, the Company has provided bank guarantees in the amount of $116 as security for the performance of various contracts with customers. As of December 31, 2015, the Company has restricted bank deposits of $ 128 in favor of the bank guarantees.

As of December 31, 2015, the Company has restricted bank deposits of $ 110 in favor of various contracts with customers.

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

1.	In August 2009, a software company and one of its owners filed an arbitration proceeding against the company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The plaintiffs sought damages in the amount of approximately NIS 52,000 (approximately $13,371). The arbitrator determined that both the Company and its subsidiary breached the non-disclosure agreement. In January 2015 the arbitrator rendered his ruling and determined that the company should pay damages to the plaintiffs. The company financial results of operations include a net impact of $1,553 resulting from the arbitration. In December 2015, the same software Company filed a motion to appoint another arbitrator to the district court in Tel Aviv in order to sue the Company for additional damages. The court decided against the company’s position, and appointed an arbitrator. In April 2016, the Company submitted a motion to overrule the District's court to the Supreme Court. The company is now waiting for a decision.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

2.	In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2013	2014	2015

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$15,880	$15,520	$16,198

Weighted average ordinary shares outstanding:

Denominator for basic net earnings per share	36,835,163	43,287,523	44,247,556
Effect of dilutive securities	458,753	17,291	204,510

Denominator for diluted net earnings per share	37,293,916	43,304,814	44,452,066

Basic earnings per share	$0.43	$0.36	$0.37

Diluted earnings per share	$0.43	$0.36	$0.36

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental outsourcing services.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2014

Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578

Segment operating income (loss)	$15,397	$9,570	$(4,241)	$20,726

Depreciation and amortization	$6,065	$2,263	$266	$8,594

2015

Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596

Segment operating income (loss)	$14,308	$10,375	$(3,249)	$21,434

Depreciation and amortization	$6,562	$3,042	$281	$9,885

c.	The Company's business is divided into the following geographic areas: Israel, Europe, United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2013, 2014 and 2015:

	Year ended December 31,
	2013	2014	2015

Israel	$24,006	$29,198	$36,401
Europe	31,386	37,409	29,084
United States	70,872	82,470	92,577
Japan	11,965	11,299	10,092
Other	6,729	3,928	7,876

	$144,958	$164,304	$176,030

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company's long-lived assets are located as follows:

	December 31,
	2014	2015

Israel	$58,263	$59,770
Europe	1,523	1,402
United States	22,174	29,990
Japan	4,786	4,765
Other	3,291	3,253

	$90,039	$99,180

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2013, 2014 and 2015, the Company had one customer, included in the IT professional services segment, which accounted for 13%, 10% and 11% of the group revenues, respectively.

NOTE 19:-	SUBSEQUENT EVENTS

a.	On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share ($ 3,991 in the aggregate) which will be paid on March 17, 2016. The dividend distribution relates to the Company's earnings in the second half of 2015.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2015:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd	100	South Africa
Appbuilder Solutions Ltd	100	U.K.
Complete Business Solutions Ltd	100	Israel
Comm-IT Technology Solutions Ltd	77.7	Israel
Comm-IT Software Ltd	100	Israel
Comm-IT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd)	75	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd	100	U.K.
Valinor Ltd	100	Israel
Dario Solutions IT Ltd	100	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
Formula Telecom Solutions, Ltd	100	Israel
FTS Bulgaria (FTS Global Ltd.)	100	Bulgaria
DataMind Technologies Ltd	80	Israel
Comblack Ltd.	70	Israel
Yes-IT Ltd.	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	70	U.S.A
Infinigy Solutions West Coast LLC.	100	U.S.A

- - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2014 and 2015, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2015, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan	/s/ KDA Audit Corporation
January 28, 2016	KDA Audit Corporation

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
Name:	Guy Bernstein
Title:	Chief Executive Officer

Dated: April 27, 2016

99