Form 20-F
period 2016-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2017-04-27
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Ordinary Shares, par value NIS 0. 1 per share…………..44,355,770 (as of December 31, 2016)

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

Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒

Emerging growth company ☐	Non-accelerated filer ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐ No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File Nos. 333-113552, 333-132221 and 333-149553.

INTRODUCTION

We are a global provider of (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; and (iii) as well as a vendor of software services and IT outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing; (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making; (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform )“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 1,699 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms consist of:

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

Our vertical packaged software solutions include:

•	Clicks – a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.
•	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.
•	Hermes Solution – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.
•	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.
•	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

In addition, we provide a broad range of advanced software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

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

Definitions

In this annual report, unless the context otherwise requires:

•	References to “Magic,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Magic Software Enterprises Ltd. and its consolidated subsidiaries, unless otherwise indicated
•	References to “our shares,” “Ordinary Shares” and similar expressions refer to Magic’s Ordinary Shares, par value NIS 0. 1 per share;
•	References to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;
•	References to “Euro” or “€“are to the Euro, the official currency of the Eurozone in the European Union;
•	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;
•	References to the “Articles” are to our Amended Articles of Association, as currently in effect;
•	References to the “Securities Act” are to the Securities Act of 1933, as amended;
•	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;
•	References to “NASDAQ” are to the NASDAQ Stock Market;
•	References to the “TASE” are to the Tel Aviv Stock Exchange; and
•	References to the “SEC” are to the United States Securities and Exchange Commission.

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

We have derived the following consolidated income statement data for the years ended December 31, 2014, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015 and 2016 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the consolidated income statement data for the year ended December 31, 2012 and 2013 and the consolidated balance sheet data as of December 31, 2012, 2013 and 2014 from our audited consolidated financial statements that are not included in this annual report.

Income Statement Data:

	Year ended December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands, except per share data)
Revenues:
Software	$23,684	$23,254	$25,351	$21,598	$19,215
Maintenance and technical support	22,384	22,685	22,780	22,908	25,631
Consulting services	80,312	99,019	116,173	131,524	156,800
Total revenues	126,380	144,958	164,304	176,030	201,646
Cost of revenues:
Software	7,439	6,648	7,646	7,836	8,674
Maintenance and technical support	3,238	2,949	2,921	2,466	2,952
Consulting services	62,716	76,296	89,160	102,919	121,756
Total cost of revenues	73,393	85,893	99,727	113,221	133,382
Gross profit	52,987	59,065	64,577	62,809	68,264
Operating costs and expenses:
Research and development, net	2,947	3,706	4,750	4,888	5,839
Selling and marketing	22,990	23,066	24,580	23,062	23,776
General and administrative	10,642	13,166	14,521	13,425	17,562
Operating income	16,408	19,127	20,726	21,434	21,087
Financial income (expense), net	10	(684)	(1,786)	(685)	(430)
Other income (expense), net	136	(12)	(67)	8	-
Income before taxes on income	16,554	18,431	18,873	20,757	20,657
Tax benefit (taxes on income)	(94)	(1,575)	(2,307)	(3,681)	(3,949)
Net income	$16,460	$16,856	$16,566	$17,076	$16,708
Change in redeemable non-controlling interests	184	546	425	639	4,520
Net income attributable to non-controlling interests	93	430	621	239	281
Net income attributable to Magic’s Shareholders	16,183	15,880	15,520	16,198	11,907
Basic earnings per share	$0.44	$0.43	$0.36	$0.37	$0.27
Diluted earnings per share	$0.44	$0.43	$0.36	$0.36	$0.27
Shares used to compute basic earnings per share	36,502	36,835	44,172	44,248	44,347
Shares used to compute diluted earnings per share	37,108	37,294	43,305	44,452	44,516
Dividends	3,661	7,723	8,681	7,788	7,761
Cash dividend declared per ordinary share	$0.10	$0.21	$0.22	$0.18	$0.18

Balance Sheet Data:

	December 31,
	2012	2013	2014	2015	2016
	(U.S. dollars in thousands)
Working capital	$44,205	$45,171	$103,049	$106,945	$113,668
Cash, cash equivalents, short term deposits and marketable securities	38,634	35,988	84,430	76,684	87,822
Total assets	152,954	167,003	224,184	239,846	316,399
Total equity	118,361	129,131	187,724	193,106	196,641

Dividend Policy

Our Board of Directors’ dividend policy is to distribute dividends of up to 50% of our annual distributable profits each year, subject to any applicable law. Our Board of Directors may in its discretion and at any time, whether as a result of a one-time decision or a change in policy, change the rate of dividend distributions or decide not to distribute a dividend.

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

In February 2015, we declared a cash dividend in the amount of U.S. $0.081 per share ($3.6 million in the aggregate), that was paid on March 11, 2015.

In August 2015, we declared a cash dividend in the amount of $0.095 per share ($4.2 million in the aggregate) that was paid on September 10, 2015.

In February 2016, we declared a cash dividend in the amount of $0.09 per share ($4.0 million in the aggregate) that was paid on March 17, 2016.

In August 2016, we declared a cash dividend in the amount of $0.085 per share ($3.8 million in the aggregate) that was paid on September 22, 2016.

In February 2017, we declared a cash dividend in the amount of $0.085 per share ($3.8 million in the aggregate) that was paid on April 5, 2017.

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

Risks Related to Our Business and Our Industry

We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core product families and service offerings and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

We derive a significant portion of our revenues from sales of application platforms, integration products and vertical software solutions and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa. Magic xpi and AppBuilder brands and our vertical packaged software solutions, primarily Clicks, Leap™, the Hermes solution and HR Pulse. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which they are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

We compete in a market that is characterized by rapid technological changes. Other companies are also seeking to offer software solutions, enterprise mobility solutions, internet-related solutions, such as cloud computing, and complementary services to generate growth. These companies may develop technological or business model innovations or offer services in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our products and services. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets.

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

Adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

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

These developments, or the perception that any of them could occur, or any further worsening of the global economic condition could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. Any of these events would likely harm our business, operating results and financial condition.

We are exposed to general economic and market conditions that impact the communications industry.

We provide packaged software and software services to service-providers in the telecom industry, and our business may therefore be highly dependent upon conditions in that industry. Developments in the telecom industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many telecom companies to decline or degrade. Industry consolidation involving our customers may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the telecom industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to economic recovery in recent years may have adverse consequences for our customers and our business.

Downturns in the business climate for telecom companies have in the past resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons, such as the recent worldwide recession may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

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

In addition, a portion of our projects may be considered critical to the operations of our customers’ businesses. Our exposure to legal liability may be increased in the case of contracts in which we become more involved in our customers’ operations. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

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

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, vertical solutions and professional services markets in which we operate. The growth of the cloud computing market has increased the competition in these areas. We expect that such competition will increase in the future, both with respect to our technology, applications and professional services which we currently offer and applications and services which we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

As we also compete with other companies in the technical IT consulting and outsourcing services industry, this industry is highly competitive and fragmented and has low entry barriers. We compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

We consider it a significant part of our business strategy to pursue acquisitions and other initiatives in order to expand our product or services offerings or otherwise enhance our market position and strategic strengths. In the past six years we made numerous acquisitions, including: (i) in 2010, our distributor in South Africa, Magix Integration (Proprietary) Ltd., or Magix Integration, which specializes in the software integration and application development of our platforms as well as the support of large-scale and complex systems in the public and financial sectors in South Africa; (ii) in, 2011 the AppBuilder activity of BluePhoenix Solutions Ltd., or AppBuilder, a development platform for managing, maintaining, and reusing business applications required by large-scale enterprises; (iii) in 2011, Complete Business Solutions Ltd., a system integrator and a Business Partner of SAP; (iv) in 2012, Comm-IT Group, a software and systems development house that specializes in providing advanced IT, embedded software, and communications services and solutions, project and product consultation, installation and implementation of databases and software integration; (v) in 2013, Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (vi) in 2013, Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; (vii) in, 2013, the enterprise division of AllStates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, engineering and telecom personnel; (viii) in 2014, Datamind, a system integrator of user-driven Business Intelligence (“BI”) solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are; (ix) in 2014, Formula Telecom Solutions Ltd., an Israeli based global proprietary software vendor that specializes in the development, sale, service and support of business support systems, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things, or M2M/IoT, payment and other industries; (x) in 2015, Comblack IT Ltd, an Israeli-based company specializing in software professional services and outsource services for mainframes and complex large-scale environments; (xi) in 2015, Infinigy Solutions LLC, a U.S.-based services company focused on expanding the development and implementation of technical solutions which delivers design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry; (xii) in 2016, Roshtov Software Industries Ltd, an Israeli-based software company that is a local Israeli market leader in patient medical record information systems; and (xiii) in 2016, Shavit Software (2009) Ltd., an Israeli-based company specializing in software professional and outsource services.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

•	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

•	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

•	Integrating financial forecasting and controls, procedures and reporting cycles;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Insufficient revenue to offset increased expenses associated with acquisitions; and

•	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,006 as of December 31, 2012 to approximately 1,699 as of December 31, 2016 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

Our customers ordinarily require the delivery of our products promptly after we accept their orders. With the exception of contracts for services and packaged software solution projects which normally would extend between nine to twenty four months, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another or from one year to another could adversely affect our results of operations for the respective quarter or year. Our customers sometimes require an acceptance test for services and packaged software solutions projects we provide and as a result, we may have a significant backlog of orders arising from those services and projects. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter or year do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that period may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

The majority of revenues of two of our principal IT professional services subsidiaries and of our recently acquired Roshtov subsidiary are dependent upon a small number of key customers. Therefore a significant decrease in revenues from such customers could adversely affect our business, results of operations and financial condition.

We depend on repeat product and professional services revenues from a certain base of existing customers. Our five largest customers accounted for, in the aggregate, 26% and 18% of our revenues in the years ended December 31, 2015 and 2016, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, or not to continue using our products, or decide to significantly decrease their total spend with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a long term contract until December 31, 2020, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-day notice without any penalty.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $74.0 million as of December 31, 2012 to approximately $147.2 million as of December 31, 2016 as a result of our acquisitions, and may increase further following future acquisitions. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

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

We sell our products and packaged software solutions through our own direct sales representatives and offices, as well as through third parties that in the case of our development platforms (Magic xpa and AppBuilder) use our technology to develop and sell solutions to their customers (ISVs) and also through system integrators. The ISVs then sell the applications they develop on the Magic xpa or AppBuilder application platforms to end-users. In some regions, especially in Asia and Asia-Pacific, Central and Eastern Europe, Spain, Italy, South America, Africa and a few countries in the Mediterranean area, we also sell our products and packaged software solutions through a broad distribution and sales network, including independent regional distributers. We are dependent upon the acceptance of our products by our ISVs and independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling competitive products. Our ISVs may stop using our technology to develop and sell solutions to end-users. Similarly, our independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by a decline in the number of ISVs utilizing our technology and by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors. If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional and outsourcing services. Our software licenses revenues also include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

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

While our principal executive offices are located in Israel, 82%, 79% and 71% of our sales in the years ended December 31, 2014, 2015 and 2016, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

•	Limitations and disruptions resulting from the imposition of government controls;

•	Compliance with a wide variety of foreign regulatory standards;

•	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

•	Import and export license requirements, tariffs, taxes and other trade barriers;

•	Political, social and economic instability abroad, terrorist attacks and security concerns in general.;

•	Trade restrictions;

•	Changes in tariffs;

•	Increased exposure to fluctuations in foreign currency exchange rates;

•	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

•	Increased financial accounting and reporting requirements and complexities;

•	Weaker protection of intellectual property rights in some countries;

•	Greater difficulty in safeguarding intellectual property;

•	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

•	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

•	The need to localize our products and licensing programs for international customers;

As we continue to expand our business globally, our success will depend, to a large extent, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Currency exchange rate fluctuations in the markets in which we conduct business could adversely affect our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2014, 2015 and 2016, approximately 50%, 47% and 50% of our revenues, respectively, were derived from sales outside the United States, particularly Europe, Japan and Asia-Pacific, Israel, the United Kingdom and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

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

The typical sales cycle for our solutions is lengthy and unpredictable, requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers as they typically use our technologies to develop and deploy as well as to integrate applications that are critical to their businesses. Our sales efforts involve educating our customers and industry analysts and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. As a result, the licensing and implementation of our technologies generally involves a significant commitment of attention and resources by prospective customers. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle, which generally ranges from three to eighteen months, can be further extended for sales made through third party distributors. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

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

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information which could harm our business, results of operations and financial condition.

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

Our controlling shareholders, Formula Systems (1985) Ltd., and Asseco Poland S.A beneficially own approximately 47.3% of our outstanding ordinary shares and therefore assert a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 20,962,734 or 47.3%, of our outstanding ordinary shares as of December 31, 2016. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 46.3% of the outstanding shares of Formula Systems. Although transactions between us and our controlling shareholders are subject to special approvals under Israeli, Formula and Asseco may exercises their controlling influence over our operations and business strategy and use their sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

•	The composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

•	Approving or rejecting a merger, consolidation or other business combination;

•	Raising future capital; and

•	Amending our Articles, which govern the rights attached to our ordinary shares.

This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give one the opportunity to realize a premium over the then-prevailing market price of our ordinary shares. This concentration of ownership may also adversely affect our share price.

Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants which, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants which require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements which could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

The trading volume of our shares has been low in the past and may be low in the future, which reduces liquidity for our shareholders, and may furthermore cause the share price to be volatile, all of which may lead to losses by investors.

There has historically been limited trading volume in our ordinary shares, both on the NASDAQ Global Select Market and the TASE, which results in reduced liquidity for our shareholders. As a further result of the limited volume, our ordinary shares have experienced significant market price volatility in the past and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

In the past, securities class action litigation has often been brought against registrants following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

As a foreign private issuer under the Exchange Act, we are exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as domestic U.S. companies with securities registered under the Exchange Act; and are not required to comply with Regulation FD, which imposes certain restrictions on the selective disclosure of material information. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares. Accordingly, you receive less information about our company than you would receive about a domestic U.S. company, and are afforded less protection under the U.S. federal securities laws than you would be afforded in holding securities of a domestic U.S. company.

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

For U.S. federal income tax purposes, we will generally be classified as a PFIC for any taxable year in which either: (i) 75% or more of our gross income is passive income or (ii) at least 50% of the average quarterly value of our assets for the taxable year produce or are held for the production of passive income. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not expect that we will be classified as a PFIC for the taxable year ending December 31, 2016. There can be no assurance that we will not be considered a PFIC for any future taxable year. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning our ordinary shares and such U.S. holders could suffer adverse U.S. tax consequences. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read Item 10E. “Additional Information - Taxation - United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares.

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

We are currently eligible to receive certain tax benefits under programs of the Government of Israel. In order to maintain our eligibility for these tax benefits, we must continue to meet specific requirements. If we fail to comply with these requirements in the future, such tax benefits may be cancelled.

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

Corporate details

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. We are a public limited liability company and operate under the provisions of the state of Israel. Our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-125 Index.

Capital Expenditures and Divestitures since January 1, 2012

In December 2011, we acquired the AppBuilder activity of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions for $12.7 million. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

In July 2012, we acquired an 80% interest in Comm-IT Group, which includes CommIT Technology Solutions Ltd., CommIT Software Ltd. and CommIT Embedded Ltd, for a total consideration of $9.0 million. This group is an Israel-based software and systems development house that specializes in a broad range of advanced IT and communications services and solutions with proven experience and successful implementation of many projects in a variety of advanced technologies in the U.S., Europe and Israel. In 2015, following the exercise of options provided as part of Comm-IT’s stock based compensation plan to key employees, our interest in Comm-IT was diluted to 77.7%. We and certain other shareholders hold mutual put and call options, for their 18% interest in the group.

In May 2013, our subsidiary, CommIT Technology Solutions Ltd., acquired two Israeli companies, Dario Solutions IT Ltd. and Valinor Ltd. Dario, a Microsoft Gold Level Partner, provides integration services with respect to Microsoft products and provides software integration and advanced IT solutions for large and mid-range customers in Israel, for a total consideration of $3.6 million. Dario’s customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, telecom and construction companies and hi-tech firms. Dario specializes in virtualization and private cloud, server based computing, storage area networks, multiple user system management and mobile solutions. Valinor specializes in project and product consultation, installation and implementation of databases and employs a wide range of information system architects, including data base system architects, or DBAs, who have expertise in database management. Valinor assists its customers in finding creative and effective solutions, including development, conversion, upgrade and installation of complex database systems that handle large amounts of information.  As a Microsoft Certified Partner and an Oracle Gold Level Partner, Valinor collaborates with both of these major software providers and is involved in different projects in Israel and internationally. Valinor’s DBA employees assist Microsoft in developing SQL Server based databases and provide database consultations for strategic partners. Valinor customers include Israeli governmental offices, the Israeli defense forces, banks, insurance companies, communications companies and hi-tech firms.

In November 2013, we acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, Engineering and Telecom personnel from KBR, Inc, for a total consideration of $11.0 million. (NYSE: KBR). This division, now known as AllStates Consulting Services LLC, brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies. The acquisition of the enterprise division of Allstates Technical Services, LLC broadens our existing U.S. footprint and adds leading Fortune 500 companies to our customer base. We believe that this acquisition will become an important contributor to our future growth.

On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our ordinary shares including 900,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option, at a price to the public of $8.50 per share.

In October 2014, we acquired 100% of Formula Telecom Solutions Ltd., or FTS, an Israeli based software vendor, for a total consideration of $5.8 million. FTS specializes in the development, sale, service and support of business support systems, or BSS, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries. FTS has a track record of proven experience and successful implementation of many projects in Western and Eastern Europe, Asia and Africa.

In April 2015, we acquired a 70% interest in Comblack IT Ltd., for a total consideration of $1.8 million, with an option to increase our interest to 100%. Comblack IT Ltd. is an Israeli-based company that specializes in software professional and outsourcing management services for mainframes and complex large-scale environments.

In June, 2015 we acquired a 70% interest in Infinigy Solutions LLC, a U.S.-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the U.S., providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.5 million.

In June 2016, we acquired a 60% equity interest, with the option to acquire the remaining 40% of the equity in the future, in Roshtov Software Industries Ltd., or Roshtov, an Israeli company. Roshtov is the developer of the Clicks development platform, which is used in the design and management of patient-file oriented software solutions for managed care and large-scale healthcare providers. The aggregate purchase price for the 60% interest was approximately $20.6 million and we have the option to acquire the remaining 40% of the equity in Roshtov in the future based on the same valuation.

In October 2016, we acquired a 100% equity interest in Shavit Software (2009) Ltd., or Shavit, an Israeli company, for a total consideration of $6.8 million, of which $ 4,698,000 was paid upon closing, $ 1,633,000 (measured based on present value) was allocated to deferred payment which due in 2018 and $ 504,000 is contingent upon the acquired business meeting certain operational targets in 2017, 2018 and 2019. Shavit specializes in software professional and outsource management services.

Our fixed assets capital expenditures for the years ended December 31, 2014, 2015 and 2016 were approximately $1.0 million, $1.1 million and $0.8 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements.

B.	Business Overview

We are a global provider of (i) proprietary application development and business process integration platforms, (ii) selected packaged vertical software solutions, and (iii) as well as a vendor of software services and IT outsourcing software services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology, maintenance and support and complementary services) and IT professional services.

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

In the aggregate, we have approximately 1,699 employees and operate through a network of over 3,000 independent software vendors and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms

Throughout its history, Magic has traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development product; and the second is our application integration product, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

Our software technology platforms consist of:

o	Magic xpa Application Platform - a proprietary application platform for developing and deploying business applications.
o	AppBuilder Application Platform - a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.
o	Magic xpi Integration Platform - a proprietary platform for application integration

Our vertical software packages

o	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.
o	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.
o	Hermes Solution – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.
o	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, is a proprietary SaaS tool that enables the creation of customizable HCM solutions quickly and affordably. Designed to enable users to complete tasks in the fewest key strokes, Pulse also provides the ability to link legacy systems into unified reporting portals.
o	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

Our professional software and IT services

Our software professional services offerings include a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Our IT services subsidiaries consist of:

•	Coretech Consulting Group LLC
•	Fusion Solutions LLC
•	Xsell Resources Inc
•	AllStates Consulting Services LLC
•	CommIT Group
•	Comblack Ltd
•	Infinigy Solutions LLC Group
•	Shavit Software Ltd.

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

In October 2013, we partnered with Sugar CRM, a growing cloud and on-premise CRM ecosystem, and Sage, a popular provider of ERP and other business systems to small and medium business, enabling us to provide pre-built connectors for quick and reliable integration with these applications.

In July 2015, Magic was recognized as “Salesforce Ecosystem Champion of the Year for France” for the Magic xpi Integration Platform with its pre-built and certified Salesforce adapter. In giving this award, Salesforce said their “growth is possible through the commitment to exceptional solutions and customer satisfaction provided by Salesforce partners like Magic Software.”

Also in July 2015, our Valinor subsidiary was recognized as the 2015 Microsoft Country Partner of the Year for Israel. The Microsoft Country Partner of the Year Awards honor partners at the country level that have demonstrated business excellence in delivering Microsoft solutions to multiple customers over the past year. This award recognizes Valinor as succeeding in effective engagement with its local Microsoft office while showcasing innovation and business impact, driving customer satisfaction, and winning new customers.

In 2016, Magic received the SugarCRM’s global ISV Partner Award for best engagement and teaming with fellow partners across the SugarCRM partner ecosystem.

In March, 2017 Magic became a certified technology partner in the Technology Alliance Program for ServiceMax, a GE Digital company, the leader in cloud-based field service management solutions. As a result of this partnership, Magic Software launched a prebuilt, certified ServiceMax connector for our Magic xpi integration platform. This dedicated connector enables real-time business process integration between ServiceMax and other enterprise software, such as ERP systems, enabling ServiceMax customers to streamline field service processes, eliminate duplicate data entry, and increase productivity

Magic is an Oracle Platinum Partner, holds Oracle Validated Integration status, is a SAP Channel Gold Partner, holds SAP Certified Integration status, is IBM Server Proven, and is a SYSPRO business partner, among others. We appear on the Salesforce AppExchange and are a featured partner on SugarCRM’s Sugar Exchange, marketplaces for apps provided by partners. We continue to update and strengthen our relationships with these major IT partners by attending partner events and by updating and certifying our Magic xpi connectors for each specific ecosystem.

Industry Overview

Gartner, Inc., or Gartner, a leading research and advisory firm providing information technology related insight, reports that the global enterprise information technology market is expected to exceed $3.46 trillion in 2017 (Gartner, Forecast: IT Spending, Worldwide, 4Q16 Update, January 2017). The market consists of five primary components, including telecommunication services, IT services, devices, software and data center systems. The IT services segment represented $900 billion (26.7%) of the overall IT spending in 2016, and 27.1% of the total expected market opportunity in 2017. The software segment represented $333 billion (9.9%) of the overall IT spending in 2016, and 10.2% of the total expected market opportunity in 2017. Gartner also reports that ongoing spending to support digitalization initiatives in areas such as bimodal IT and customer experience underlies strength in application markets (Gartner Forecast Alerts: IT Spending, Worldwide, 4Q16 Update).

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

The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, Oracle, Salesforce.com, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. While application development for traditional platforms is a well-established and mature market which is expected to grow globally from $8.7 billion in 2015 to $9.7 billion in 2019 (Gartner, Enterprise Software Markets, Worldwide, 2012 – 2019, 4Q15 Update, December 2015), emerging mobile applications, systems and devices are transforming the application development space rapidly. According to Strategy Analytics: the mobile enterprise business applications market will top $73.7 billion in 2016 and grow to $128.2 billion by 2022 (Strategy Analytics: Global Mobile Enterprise Business Applications Revenue Forecast 2016-2022, November 2016). Huge backlogs of enterprise app development work and growing demand for apps mean IT departments need new approaches to decentralize and accelerate app development and delivery. (Gartner, Predicts 2017: Mobile Apps and Their Delivery). High demand for mobile and business apps, together with shortage and expense of skilled programmers, has led to a growing market for low-code/ no-code development platforms. Forrester states the market is growing because more Application Development and Delivery (AD&D) professionals see these products as a way to deliver applications to win, serve, and retain customers. AD&D pros are gaining confidence that low-code development platforms can support fast delivery of even large, complex, and reliable customer solutions. (The Forrester Wave™: Low-Code Development Platforms, Q2 2016). According to Gartner, by 2020, the average medium to large enterprise will have adopted at least three rapid, high productivity development products supporting enterprise and citizen development. (Gartner, Market Guide for Rapid Mobile App Development Tools, September 2016).

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

We have identified the following trends that are relevant to the markets we operate in:

•	Increasingly complex business integration: In recent years, enterprises operate multiple applications and platforms, using various programming languages, resulting in complex enterprise information systems. Such systems and the ability to swiftly change, update, and upgrade them to support new business processes are crucial to the enterprise’s ability to cope with changes in the business, economic and regulatory environment. However, the introduction and integration of new business applications is complex, requires significant time and human resources and entails significant and often unpredicted costs. Therefore, enterprises are in need of solutions that will facilitate the rapid and seamless deployment of business applications.

•	Reusing IT assets/enterprise applications: In an increasingly dynamic technology, business and economic environment, organizations face mounting pressure to continue to leverage their large IT investments in enterprise applications, such as ERP and CRM, while increasing their ability to change business processes and support new ones. Tools to support lightweight yet rapid, iterative and modular development methodologies, reusable architectures and application life-cycle management are primary drivers for spending on application development worldwide.

•	Enterprise mobility: With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprise users now expect instant access to real-time information, a rich user experience, seamless integration with various enterprise systems and support to multiple mobile devices. As such, enterprises need to be able to develop device-independent and robust business solutions for fast and cost-effective mobile deployment.

•	Cloud, Platform-as-a-Service and Software-as-a-Service: Cloud, Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) are each becoming a well-established phenomenon in some areas of enterprise IT. Cloud-hosted applications continue to grow as alternatives to internally managed systems as they deliver greater agility and meaningful cost savings to businesses. In addition, fast time-to-deployment, low cost-of-entry, and adoption of pay-as-you-go models drive growing adoption of SaaS applications. In turn, SaaS applications enable the rapid construction, deployment and management of some custom-built applications accessed as a service in the cloud. With more SaaS deployments, the need for integration tools that bridge the cloud apps with on-premise application increases.

•	Big Data: The amount of digital information that is being generated by enterprises each year, across a number of diverse data sources and formats, is growing rapidly. Enterprises are required to retain, process and analyze data to attain meaningful insights and gain competitive advantages, and therefore require versatile and flexible tools in order to quickly and reliably process these increasingly large amounts of data.

•	IT Consulting: The typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services.

•	Sourcing processes: The need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

•	Mobility & IT skills shortage: Growth in mobility skills demand is outpacing organizations’ ability to keep up, resulting in mobile strategists facing a skills shortage across the entire mobility ecosystem, with mobile application development skills in greatest demand. Poor availability of skilled staff is driving mobile strategists to outsource many functions across the mobility ecosystem, including application development and testing services. The increasing mobility skills gap will force mobile strategists to use a multifaceted application development and delivery approach. Gartner: How to Mitigate the Growing Mobility Skills Gap, September 2016).

Magic’s Software Solutions

Our software solutions enable enterprises to accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications that can be rapidly customized to meet current and future needs. Our software solutions and complementary professional services empower customers to dramatically improve their business performance and return on investment by enabling the cost-effective and rapid delivery, integration and mobilization of business applications, systems and databases. Our technology and solutions are especially in demand when time-to-market considerations are critical, budgets are tight, and integration is required with multiple platforms or applications, databases or existing systems and business processes, as well as for RIA and SaaS applications. Our technology also provides the option to deploy our software capabilities in the cloud, hosted in a web services cloud computing environment. We believe these capabilities provide organizations with a faster deployment path and lower total cost of ownership. Our technology also allows developers to stage multiple applications before going live in production.

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder and Magic xpi provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder and Magic xpi, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Our software technology solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and an integration platform that allows the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our software solutions, enterprises and independent software vendors, or ISVs, can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future-proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. In addition, we also offer a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM or other eco-systems. As such, we enjoy a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, healthcare providers, industrial companies, public institutions and international agencies.

The underlying principles and purpose of our technology are to provide:

•	Simplicity – the use of code-free/low code development tools instead of hard coding and multiple programming languages;
•	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks;
•	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability;
•	Automation of mundane tasks - to accelerate development and maintenance and reduce risk; and
•	Interoperability - to support business logic across multiple hardware and software platforms, operating systems and geographies.

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform delivers fast and simple integration and orchestration of business processes and applications. We gained 56 new Magic xpi direct customers in 2016. We also have an increasing number of customers that use both our Magic xpa and Magic xpi platforms to develop and deploy mobile apps quickly and easily. Some of our new engagements in 2016 included:

•	Moose Toys, a world-leading toymaker specializing in electronic toys, began using the Magic xpi Integration Platform to handle most of its integration needs, including complex EDI integrations with leading global retail customers in the U.S. and Australia.

•	ZF Lemförder SA (South Africa), part of the German ZF Group of companies, implemented the Magic xpi Integration Platform to migrate between ERP systems and to automate the exchange of data between its local production control system and its corporate SAP ERP system.

•	Suntory Beverage & Food Europe (Suntory Group), a leading supplier of soft-drinks beverages (including Orangina, Schweppes, Champomy, Pulco, Oasis, and more) in Europe and part of the Suntory Group, has deployed Magic xpi as the central enterprise application integration (EAI) solution for its business units in France, Spain, Belgium, Poland and the United Kingdom.

•	Ortam-Malibu, a leading Israeli construction firm, specializing in the design, engineering and implementation of complex public, residential and infrastructure projects, deployed a new mobile project management application using the Magic xpa Application Platform.

•	Merit Service Solutions, a leader in facilities maintenance, transformed the way it works with its local snow removal contractors by deploying a mobile app that leverages digital capabilities to increase operational efficiency, expedite billing and improve customer service. The app is powered by our Enterprise Mobility Solution.

•	Mundipharma Deutschland (Mundipharma), a leading German pharmaceutical company, selected our Enterprise Mobility Solution to deploy a variety of enterprise mobile apps.

Magic xpa Application Platform

Magic xpa Application Platform, our metadata driven application platform, provides a simple, low code and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business app that employ the latest advanced functionalities and technologies. The Magic xpa Application Platform, formerly named uniPaaS, was first released in 2008 and is an evolution of our original eDeveloper product, a graphical, rules-based and event-driven framework that offered a pre-compiled engine for database business tasks and a wide variety of generic runtime services and functions which was released in 2001.

We have continually enhanced our Magic xpa application platform to respond to major market trends such as the growing demand for cloud-based offerings including Rich Internet Applications (RIA), mobile applications and SaaS. Accordingly, we have added new functionalities and extensions to our application platform, with the objective of enabling the development of RIA, SaaS, mobile and cloud-enabled applications. SaaS is a business and technical model for delivering software applications, similar to a phone or cable TV model, in which the software applications are installed and hosted in dedicated data centers and users subscribe to these centers and use the applications over an internet connection. This model requires the ability to deliver RIA. Magic xpa is a comprehensive RIA platform. It uses a single development paradigm that handles all ends of the application development and deployment process including client and server partitioning and the inter-communicating layers.

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

Magic xpa can be applied to the full range of software development, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning SOA migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules based declarative technology, resulting in increased cost savings through fast and easy implementation and reduced project risk.

On October 15, 2013, we announced the availability of new offline capabilities for Magic xpa and the launch of our Enterprise Mobility Solution that provides businesses with a holistic solution to address their critical enterprise mobility requirements. Our Enterprise Mobility Solution combines our enhanced application and integration platforms, and new mobile-oriented professional services. Our Enterprise Mobility Solution provides everything businesses need to deliver successful enterprise-grade business apps including: (i) secure and reliable access to real-time enterprise data; (ii) seamless natural user experiences enabled by native apps that can take full advantage of embedded device capabilities and third-party add-ons; (iii) fast time-to-market; (iv) full security at data, user, device and application levels; and (v), comprehensive management capabilities. We also offer professional services for every stage in the mobile app lifecycle. We believe that by offering a comprehensive solution, we can increase the attractiveness and competitiveness of our Enterprise Mobility Solution to enterprises looking to deploy mobile applications.

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

In March 2016, we released Magic xpa version 3.1 of our Magic xpa Application Platform, incorporating feedback from the field to bring our customers additional value in terms of simplifying app modernization, accelerating enterprise mobile app development and maximizing end user adoption. This release included end user customization capabilities, an enhanced UI, and a new Upgrade Manager.

In November 2016, we released Magic xpa version 3.2. The Magic xpa 3.2 release included new Windows 10 mobile client and iOS 10 support for expanded mobile options; UX and productivity improvements; a Web Services Gateway providing support for n-tiered application architecture; a new Compare and Merge Tool; improvements to the Upgrade Manager utility and additional backward compatibility features.

During 2016, Magic xpa was listed in three of Gartner’s Market Guide Reports for: Rapid Mobile App Development Tools; Application Platforms and High Productivity Development Tools. In addition, Magic xpa was listed in Forrester’s Vendor Landscape, “The Fractured Fertile Terrain of Low Code Application Platforms.

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

In April 2015, AppBuilder launched a next-generation HTML5 development tool. AppBuilderHTML5 enables AppBuilder enterprise customers to easily turn their large-scale client/server business applications into fully functional browser-based apps.

During 2016, AppBuilder launched the next generation of its group repository tool, the Versioned Group Repository (VGRE). AppBuilder VGRE is aimed at mid-size development projects, runs on Microsoft Windows Server platform and enables AppBuilder enterprise customers to parallel support for multiple application releases, called branches, and access to the full history of individual objects. This includes comparisons as well as version manipulation features like merge. VGRE is an extension to the existing repository portfolio with full backward compatibility including well known features like impact analysis, security, upload/download, migrations, rebuilds, remote preparation and others.

Magic xpi Integration Platform

Our Magic xpi integration platform (an evolution of our original and formerly branded iBOLT, launched in 2003) is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management, or BPM, and SOA infrastructure. Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability and customer satisfaction.

Magic xpi allows the integration and interoperability of diverse solutions, including legacy applications, in a quick and efficient manner. In January 2010, we released Magic xpi 3.2 and since then we have continued to develop the Magic xpi channel. We entered into agreements with additional system integrators, consultancies and service providers, who acquired Magic xpi skills and offer Magic xpi licenses and related services to their customers. We also offer special editions of Magic xpi with optimized and certified connectors for specific enterprise application vendor ecosystems, such as SAP, Oracle JD Edwards, Microsoft SharePoint and Salesforce.com. These special editions contain specific features and pricing tailored for these market sectors.

In January 2013, our Magic xpi Integration Platform received the CIO Choice 2013 Honor and Recognition Title for Enterprise Application Integration Software. The highly competitive CIO Choice program recognizes worldwide vendors that use innovative technology to deliver competitive advantages and enable business growth.

On October 31, 2013, we announced major enhancements with the release of our Magic xpi version 4.0 Integration Platform, which included the adoption of an In-Memory Data Grid, or IMDG, architecture and new off-the-shelf certified adapters optimized for Sugar CRM, Sage ERP and SYSPRO applications. With core enterprise systems in place, organizations of all sizes are looking to business process integration and automation to increase operational efficiency, competitiveness and innovation. Our new IMDG-based architecture offers: (i) cost-effective elastic scalability, (ii) built-in clustering and failover capabilities (the capability to switch to a redundant or standby computer server, system, hardware component or network upon a failure) that support enterprise needs for business continuity, and (iii) faster processing and increased transaction loads spurred by new mobile, cloud and big data use cases. Our expanded library of off-the-shelf adapters, which includes native adapters for Oracle JD Edwards Enterprise One, JD Edwards World, SAP, IBM Lotus Notes, Microsoft Dynamics, Microsoft SharePoint and Salesforce, along with over 60 built-in technology adapters, facilitates use in a broad range of integration scenarios, meeting the needs of a wide range of potential customers and increasing return on investment.

In December 2014, we released version 4.1 of our Magic xpi Integration Platform, incorporating feedback from the field to bring our customers additional value in terms of redundancy, reliability, stability, performance, and monitoring. For example, users are now able to define an alternate host for the server to work with if the main host is unavailable or if the startup procedure on the main host fails. We also added a new mechanism to rebalance the Space partitions so that the primary partition and its backup will not run on the same machine when they are deployed on a clustered environment.

In addition, we released/updated the following connectors:

•	Dynamics CRM 2013
•	Dynamics CRM 2015
•	Dynamics AX connector
•	SugarCRM upgrade to API V10
•	Google calendar – API upgrade

In 2015, Magic xpi was awarded the Integrate 2015 award for Top Innovator for Integration Middleware.

In June 2016, we released version 4.5 of our Magic xpi Integration Platform, designed to make digital transformation and IoT projects easier. Magic xpi 4.5 included a fresh Microsoft® Visual Studio®-based UI with enhanced productivity features, expanded out-of-the-box connectivity including an MQTT adapter, and a Connector Builder that lets users quickly build their own full-featured reusable connectors. Magic xpi 4.5 had expanded connectivity capabilities and robust in-memory computing architecture to help the execution of business-critical digital transformation and IOT projects.

In March 2017, we released Magic xpi version 4.6 with enhancements including a New ServiceMax connector for quick and easy connectivity with ServiceMax, a New OData client connector for easy connectivity to ecosystems exposing services via this open standardized protocol, a SAP Business One connector verified for SAP Business One HANA and support for additional services and new and improved functionalities to our existing MS Dynamics CRM connector:

Vertical software solutions

Clicks™

Our Roshtov subsidiary has approximately three decades of proven experience based on its proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform, which can be tailor-made to the specific needs of the healthcare providers is connected to the clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

All of our clients that buy or subscribe to our software solutions also enter into software support agreements with us for maintenance and support of their medical record management systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases covered by support agreements. In addition each client has 12-hour access, six days a week (6 hours on Friday) to the applicable call-center support teams.

We employ a team of 30 research and development specialists that together with our clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

There are four healthcare service providers in Israel, two of which account for 77% of the Israeli market. Clicks serves two of Israel’s largest healthcare service providers since the early 1990’s: Maccabi Healthcare Services and Clalit.

Leap™

Our FTS subsidiary has over 20 years of BSS experience, based on dozens of projects delivered to customers worldwide. We implement revenue management and monetization solutions in mobile, wireline, broadband, MVNO/E, payments, e-commerce, M2M / Internet of Things, mobile money, cable, cloud and content markets under the brand name of Leap™. Our Leap™ solutions lower the total cost of ownership (TCO) for telecom, content and payment service providers.

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

FTS targets mid to lower level tier service providers, supporting their BSS needs with end-to-end, turnkey billing and other BSS projects. In addition, FTS offers upper-tiers of service providers with BSS and monetization solutions for specific needs, including policy control and charging solutions, M2M billing, billing for content services, MVNE/MVNO billing, mobile money software solutions, payment and mobile financial services solutions and others.

Our Leap™ offering is comprised of:

Leap™ BCCF (Business Control and Charging Function) – a proprietary packaged software solution which serves as the underlying foundation of our Leap™ products and solutions. Leap BCCF enables service providers to handle the aspects of event processing, from defining the system’s business logic, through importing events and formatting, to charging and executing business rules. With Leap BCCF, new services are deployed on the fly, and strategic business rules are formulated more easily, ensuring real-time responses to both service and customer-related events and providing a baseline for policy control.

Leap™ Billing 6.3 – a convergent charging, billing and customer care solution that realizes substantial reductions in OPEX and CAPEX while increasing customer satisfaction and retention. Leap Billing software’s flexibility and ease of use enables the service providers’ billing platform to work more at the speed of marketing by offering new marketing plans or services in a rapid time-to-market.

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

FTS Express™ - FTS express™ is an all-in-one software appliance for online charging, billing, AAA, balance management, customer care, policy control and interconnect, designed for entry-level operations of MVNOs, LTE, VoIP, ISP, broadband, IPTV and more.

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

In 2016, industry analyst firm Frost & Sullivan’s Stratecast practice named FTS as a key monetization innovation enabler for communication service providers. This is because FTS Leap™ solutions enable the monetization of complex value chains, supporting the revenue management needs of content providers, telematics, IoT, and financial service providers, among others.

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

Hermes

Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing.  Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue.  Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

Our Value Proposition

Hermes systems are built with the specific needs of air cargo handlers and airlines in mind and are amongst the most versatile and sophisticated around. Hermes solutions are focused on maximizing customer profits by streamlining ground handling processes and employing built-in best practices to reduce handling errors. Hermes team of cargo experts carry out a full business analysis, listen to our customers’ requirements, suggest additional functionality and work with them to deliver an air cargo management solution that is streamlined around their processes and customized to their needs. Hermes works with everyone from smaller cargo handlers to large airlines all over the world and counts Menzies, WFS (FRA), Luxair and Pactl among their customers.

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

Acquire complementary businesses. As part of our growth strategy, we will continue to seek and evaluate opportunities to grow through acquisitions of companies and operations with complementary software solutions, technologies and related intellectual property, packaged software solutions, augmenting integration and services capabilities, additional distribution channels or market share. We have a strict acquisition policy pursuant to which we only pursue acquisitions in cases we identify as having a clear business opportunity and a clear path to revenue growth. In addition, we only pursue acquisitions which we believe entail low integration and operational risk as a result of our internal familiarity with the target or the industry in which it operates, through our network of MSPs, system integrators, distributors, resellers, and consulting and OEM partners. We intend to balance any investments in such acquisitions with investments in our existing business and our policy of returning value to shareholders in the form of dividends.

Product Development

We place considerable emphasis on research and development in order to improve and expand the functionality of our technology and to develop new applications. We believe that our future success depends upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis. We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development. We believe that internal development of our technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology. For significant version release see “Magic’s Software Solutions” discussed above.

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

With more than 250 experts and more than 500 projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Software sales	$25,351	$21,598	$19,215
Maintenance and technical support	22,780	22,908	25,631
Consulting services	116,173	131,524	156,800
Total revenues	$164,304	$176,030	$201,646

	Year ended December 31,
	2014	2015	2016
	(in thousands)
Israel	$29,198	$36,401	$58,079
Europe	37,409	29,084	23,642
United States.	82,470	92,577	100,470
Japan	11,299	10,092	11,226
Other	3,928	7,876	8,229
Total revenues	$164,304	$176,030	$201,646

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

Able B.V.

ADD

Adidas Canada

Adecco Nederland

Agricultural Bank of China

Allstate Life Insurance

ATLAS Grupo Financiero

Seguros y Fianzas

Auchan

AutoScout24

Bank Leumi

BNP Paribas

Boston Medical Center

CBIA

Çelebi Ground Handling Inc.

Centric

Christie Digital

Club Med

Coca Cola

Crane & Co.

Datenlotsen

Eco-Emballages

Electra

Export-Import Bank of Thailand

Ekro

Euroclear

Farm Mutual Reinsurance Plan

Finanz Informatik

Fiskars

Franken Brunnen

Fujitsu Marketing

Fujitsu-Ten

Fukushima Bank

Gakken

GE Capital

GGD Amsterdam

Grange Company

Groupe Flo

Grupo Inversionistas en

Autotransportes Mexicanos

Guardian Life Insurance

Hebrew University of Jerusalem

Hitachi Systems

IDF

ING Commercial Finance BV

ISS

Japan Chamber of Commerce

Korea Development Bank (KDB)

Lekkerland Nederland BV

Lloyds Bank

L’Occitane

Loxam

Mahindra & Mahindra

Moose Toys

Morgan Advanced Materials

Mundipharma

Nagarjuna Fertilizers & Chemicals

Ltd.

Nespresso

NextiraOne

NHS Trust

Nihon UNISYS

Nintendo

Orangina Schweppes

Pacific Steel & Recycling

Parrot

Petzl

PGG Wrightson

PTT

QboCel Mexico

Rosenbauer

Segafredo France

Sennheiser

Sony DADC

Staff Development Management

Systems (SDMS Ltd)

SECOM Trust Systems

Sodiaal

Stallergenes

State of Washington Courts

Sterling Crane

Sun Life Insurance

Synbra Holding BV

Telenet Belgium

TelOne Zimbabwe

The Himalaya Drug Company

TOA

TOTO

UPS

Valeo services

Veolia Waters

Viparis

Vishay Intertechnology

Vodafone Iceland

Volvo Brazil

WellMark

Worldwide Flight Services (WFS)

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

As of December 31, 2016, we had approximately 133 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

We use the Salesforce.com CRM platform and the Marketo marketing automation tool globally to connect all our lead generation campaigns with our sales pipeline management. We have aligned all our local offices to work according to the same global sales and marketing processes. We have also used our own Magic xpi Integration Platform to automate processes between our Salesforce and SAP systems to increase efficiency.

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

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 46.3% interest in our controlling shareholder, Formula Systems (1985) Ltd., an Israeli publicly-traded company (NASDAQ: FORTY). As of March 31, 2017, Formula Systems beneficially owned 47.26% of our outstanding ordinary shares. Formula Systems is an international holding company principally engaged, through its subsidiaries and affiliates, in providing IT software consulting services, developing proprietary software products and producing computer-based solutions.

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2016:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V.	Netherlands	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	80%
AppBuilder Solutions Ltd	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Roshtov Software Industries Ltd	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
Comblack IT Ltd…	Israel	70%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc	Georgia	100%
Infinigy Solutions LLC.	Georgia	70%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	99.9%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 23,841 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We pay an aggregate annual rent of $0.4 million for the facilities under a lease agreement expiring in December 2017. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $1.8 million in the year ended December 31, 2016.

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

Background

We were organized under the laws of Israel on February 10, 1983 and began operations in 1986. Our ordinary shares have been listed on the NASDAQ Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-125 Index.

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 36 active wholly-owned subsidiaries in the United States, Europe, Asia, South Africa and Israel. Of such subsidiaries, 20 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 16 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

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

Strategy and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, cloud computing and Big Data. We believe that our technology and vast services will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

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

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi and AppBuilder brands and from related professional services, software maintenance and technical support as well as from packaged software solutions in several business verticals (mainly human recourses, cargo handlers, healthcare and billing), and from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

Dependence on key customers for our principal IT professional services subsidiary

We depend on repeat product and professional services revenues from a certain base of existing customers. Our five largest customers accounted for, in the aggregate, 26% and 18% of our revenues in the years ended December 31, 2015 and 2016, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, or not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a long term contract until December 31, 2020, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-day notice without any penalty.

Revenue Mix

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional and outsourcing services. Our software licenses revenues also include the sale of third party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent and future business acquisitions.

It is a part of our business strategy to pursue acquisitions and other initiatives in order to expand our product offerings or services or otherwise enhance our market position and strategic strengths. In recent years we made numerous of acquisitions. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

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

The following table sets forth for the periods indicated, depreciation or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2012	2013	2014	2015	2016
New Israeli Shekel	2.3%	7.0%	(12)%	(0.3)%	(1.5)%
Euro	2.0%	4.3%	(11.5)%	(10.4)%	3.5%
Japanese Yen	(11.2)%	(22.1)%	(14.9)%	(0.8)%	(2.8)%
British Pound	4.6%	1.9%	(5.5)%	(4.9)%	20.6%
Israeli Consumer Price Index	1.6%	1.8%	(0.2)%	(1.0)%	(0.2)%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2014, 2015 and 2016.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)

2014
Total revenues	$69,861	$94,443	$-	$164,304
Expenses	54,464	84,873	4,241	143,578
Operating income (loss)	$15,397	$9,570	$(4,241)	$20,726
EBITDA	$17,195	$11,833	$(3,975)	$25,053

2015
Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596
Operating income (loss)	$14,308	$10,375	$(3,249)	$21,434
EBITDA	$17,023	$13,417	$(2,968)	$27,472

2016
Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,549	118,663	3,347	180,559
Operating income (loss)	$12,285	$12,149	$(3,347)	$21,087
EBITDA	$15,592	$15,918	$(2,887)	$28,623

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Gross research and development costs	$9,017	$8,735	$10,063
Less capitalized software development costs	(4,267)	(3,847)	(4,224)
Research and development expenses, net	$4,750	$4,888	$5,839

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2014	2015	2016
Revenues:
Software	15.5%	12.3%	9.5%
Maintenance and technical support	13.9	13.0	12.7
Consulting services	70.6	74.7	77.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	4.7	4.5	4.3
Maintenance and technical support	1.8	1.4	1.5
Consulting services	54.2	58.4	60.3
Total cost of revenues	60.7	64.3	66.1

	Year ended December 31,
	2014	2015	2016
Gross profit	39.3	35.7	33.9
Operating costs and expenses:
Research and development, net	2.9	2.8	2.9
Selling and marketing,	15.0	13.1	11.8
General and administrative	8.8	7.6	8.7
Total operating expenses, net	26.7	23.5	23.4
Operating income	12.6	12.2	10.5
Financial expenses, net	1.1	0.4	0.2
Income before taxes on income	11.5	11.8	10.3
Tax benefit (taxes on income)	(1.4)	(2.1)	(2.0)
Net income attributable to non-controlling interests	(0.7)	(0.5)	(2.4)
Net income attributable to Magic’s shareholders	9.4	9.2	5.9

Year Ended December 31, 2016 Compared With Year Ended December 31, 2015

Revenues. Revenues in 2016 increased by 15% from $176.0 million in 2015 to $201.6 million in 2016.

Revenues from the software services business segment increased by 5%, from $67.3 million in 2015 to $70.8 million in 2016, primarily attributable to (i) increased demand for our software complimentary services, mainly in Japan, the U.S., Germany and Israel amounting to $3.0 million and (ii) the consolidation for the first time of Roshtov Software Industries Ltd. (consolidated during the second half of 2016) which was offset by a decrease in sales of licenses primarily resulting from software renewal lifecycle among some of our AppBuilder’s larger enterprise customers, which were not due for renewal this year of, having a net impact of $0.5 million.

Revenues from the IT professional services business segment increased by 20% from $108.8 million in 2015 to $130.8 million in 2016, primarily attributable to (i) increased demand for our professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) offset primarily by continued decline in our U.S. IT professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

Revenues from sales of technology software licenses decreased by 18% from $15.6 million in 2015 to $12.8 million in 2016. The decrease in sales of licenses was solely attributable to software renewal lifecycle among some of our AppBuilder’s larger enterprise customers, which were not due for renewal this year.

Revenues from sales of proprietary packaged and third party software solutions increased by 7% from $6.0 million in 2015 to $6.5 million in 2016.

Revenues from maintenance and technical support increased by 12% from $22.9 million in 2015 to $25.6 million in 2016. The increase in maintenance and technical support revenues in 2016 was primarily attributable to consolidation for the first time of Roshtov Software Industries Ltd. (consolidated during the second half of 2016).

Revenues from IT consulting services increased by 19% from $131.5 million in 2015 to $156.8 million in 2016. The increase was primarily attributable to (i) increased demand for our professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) offset by continued decline in professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

The following table presents our revenues by geographical market for the years ended December 31, 2015 and 2016:

	Year ended December 31,
	2015	2016
	(in thousands)
Israel	$36,401	$58,079
Europe	29,084	23,642
United States	92,577	100,470
Japan	10,092	11,226
Other	7,876	8,229
Total revenues	$176,030	$201,646

Cost of Revenues. Cost of revenues increased by 18% from $113.2 million in 2015 to $133.4 million in 2016.

Cost of revenues for software increased from $7.8 million in 2015 to $8.7 million in 2016. The increase in cost of revenues for licenses was attributable to the increase in amortization costs of acquired software, Clicks (acquired during the second half of 2016) and due to change in mix of software revenues between proprietary software to third party.

Cost of revenues for maintenance and technical support increased by 20% from $2.5 million in 2015 to $3.0 million in 2016, primarily due to the consolidation for the first time of Roshtov Software Industries Ltd.

Cost of revenues for IT consulting services increased by 18% from $102.9 million in 2015 to $121.8 million in 2016. The increase in cost of revenues for IT consulting services was primarily attributable to (i) the inclusion of Infinigy for the full year (consolidated during the second half of 2015) and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016), with the remaining increase being consistent with the increase in revenues from IT consulting services, though offset by continued decline in our U.S. IT professional services provided to Ericsson. Cost of revenues for the years ended December 31, 2015 and 2016 include $31,000 and $15,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2016 was 34% compared to gross margin of 36% in 2015. The decrease in gross margin was primarily attributable to the decrease in sales of our software licenses, primarily attributable to the software renewal lifecycle among some of our larger enterprise customers, which were not due for renewal this year and by the increase in sales of IT professional services carrying a lower gross margin compared to gross margin attributable to sales of proprietary software.

Research and Development Expenses, Net. Gross research and development costs increased by 15% from $8.7 million in 2015 to $10.1 million in 2016. Net research and development costs increased by 19% from $4.9 million in 2015 to $5.8 million in 2016. In 2016, we capitalized $4.2 million of software development costs compared to $3.8 million in 2015. Net research and development costs as a percentage of revenues was 2.9% in 2016 compared to 2.8% in 2015. The increase in gross research and development costs in 2016 is primarily attributable to the consolidation for the first time of Roshtov Software Industries Ltd., accounting for $0.5 million with the remaining increase resulted from an additional investment in our research and development activity. Research and development costs for the years ended December 31, 2015 and 2016 include $48,000 and $17,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 3% from $23.1 million in 2015 to $23.8 million in 2016. Selling and marketing expenses as a percentage of revenues decreased from 13.1% in 2015 to 11.8% in 2016. The increase in selling and marketing costs is primarily attributable to (i) amortization expenses of acquired customer relationships recorded as a result of business combinations in 2016 amounting to $5.3 million compared to $3.5 million in 2015, and (ii) acquisitions of subsidiaries consolidated for the first time in 2016 and to acquisitions completed during 2015 and consolidated for the entire year for the first time in 2016 amounting to $0.7 million, offset by a decrease in our payroll expenses in our U.S. IT professional services amounting to $1.6 million. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the change in the mix of our revenues resulting in an increase in revenues from professional services, despite the absolute increase in selling and marketing expenses as detailed above. Selling and marketing expenses for the years ended December 31, 2015 and 2016 include $136,000 and $71,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 31% from $13.4 million in 2015 to $17.6 million in 2016. General and administrative expenses as a percentage of revenues increased from 7.6% in 2015 to 8.7% in 2016. The increase in general and administrative expenses is primarily attributable to: (i) acquisitions of subsidiaries consolidated for the first time in 2016 and to acquisitions completed during 2015 and consolidated for the entire year for the first time in 2016 amounting to $2.8 million; and (ii) valuation of contingent liabilities in acquired subsidiaries amounting to $0.5 million; and (iii) an increase in headcount of general and administrative employees from 113 in 2015 to 122 in 2016. General and administrative expenses for the years ended December 31, 2015 and 2016 include $18,000 and $49,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Expenses, Net. We recorded net financial expenses of $0.7 million in 2015 and $0.4 million in 2016. The decrease in net financial expenses between 2015 and 2016 was primarily attributable to (i) decrease in the impact of the devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. Dollar, which negatively impacted our cash and other working capital balances denominated in these currencies in 2015 by $0.7 million, offset by (i) valuation of contingent liabilities in acquired subsidiaries amounting to $0.2 million, and (ii) increase in interest expenses on loans of $0.2 million.

Taxes on Income. We recorded taxes on income of $3.7 million in 2015 compared to $3.9 million in 2016. Our taxes on income in 2015 and 2016 were primarily attributable to current taxes recorded by our subsidiaries in Japan, Europe and Israel. Our 2016 tax expenses were positively impacted by the decrease in our deferred tax liabilities recorded following the approval by the Israeli Parliament to reduce corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

Net Income Attributable to Our Shareholders. Our net income decreased from $16.2 million in 2015 to $11.9 million in 2016, primarily attributable to (i) an increase in net income attributable to redeemable non-controlling interests from $0.6 million in 2015 to $4.5 million in 2016, and (ii) an increase in operating expenses of $5.8 million, which was offset by an increase in gross profit of $5.5 million.

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

Gross Margin. Gross margin in 2015 was 36% compared to gross margin of 39% in 2014. The decrease in gross margin resulted primarily from the increase in sales of IT professional services and third party software solutions, which have a lower gross margin, compared to the increase in sales of our proprietary software products, which have a higher gross margin, together with (i) devaluation of the Euro and Japanese Yen against the U.S. dollar, which had a negative impact of $0.8 million and $1.2 million, respectively, reducing our license sales of our proprietary software products denominated in Euro and Japanese Yen and (ii) increase in amortization of capitalized and acquired software costs from $4.3 million in 2014 to $5.5 million in 2015.

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

Financial Expenses, Net. We recorded net financial expenses of $1.8 million in 2014 and $0.7 million in 2015. The decrease in net financial expenses between 2014 and 2015 was primarily attributable to: the (i) decrease in the impact of the devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. Dollar, which negatively impacted our cash and other working capital balances denominated in these currencies by $0.7 million, and (ii) increase in interest income of $0.3 million.

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

Historically, we have financed our operations through income generated by operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million) and 2010 (approximately $20.3 million) and research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans, long-term loans and borrowings under available credit facilities.

In December 2010, we raised approximately $20.3 million, net of issuance expenses, in a private placement to institutional investors in the United States and abroad. We issued an aggregate of 3,287,616 ordinary shares at a price of $6.50 per share in the offering. Certain of the purchasers also received warrants to purchase up to an aggregate of 1,134,231 ordinary shares at an exercise price of $8.26 per share (later adjusted to $7.75). The warrants had a term of three years and were exercisable beginning six months after the date of issuance. 330,000 warrants were exercised into 3,140 ordinary shares based on the offering cashless exercise mechanisms. All remaining warrants not exercised were forfeited on June 23, 2014.

In March 2014, we raised approximately $54.7 million, net of issuance expenses, in a public offering of 6,900,000 ordinary shares, including 900,000 shares sold pursuant to the underwriters’ exercise of their over-allotment option, at a price to the public of $8.50 per share.

In November 2016, we obtained a NIS 120 million (approximately $31.4 million) loan linked to the New Israel shekel from an Israeli institution. We intend to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances, is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $ 100 million (one hundred million U.S. Dollars) at all times.

b.	Our cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars).

c.	The ratio of our total financial debts to total assets will not exceed 50%.

d.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.

e.	We will not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2016, we were in full compliance with the financial covenants of the loan.

As of December 31, 2016, we had approximately $87.8 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $113.7 million and long term debts to banks and others of approximately $29.8 million compared to approximately $76.7 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $106.9 million and long term debts to banks and others of approximately $3.3 million, as of December 31, 2015. The increase in cash and cash equivalents and available-for-sale marketable securities is primarily attributable to the loan obtained in November 2016 amounting to approximately $31.5 million, offset mainly due to cash paid in connection with our acquisitions during 2016, settlement of contingent consideration payments relating to acquisition in previous years and cash dividend distribution.

As of December 31, 2016 and 2015, our long-term and short-term debt amounted to $29.8 million and $5.6 million, respectively. We believe that our cash and cash equivalents (including available-for-sale marketable securities), in conjunction with cash generated from operations, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We assume that our cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, payments of loans and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2014	2015	2016
	(U.S. dollars in thousands)
Net income from operations	$16,566	$17,076	$16,708
Adjustments to reconcile net income to net cash provided by operating activities:	1,628	2,542	11,247
Net cash provided by operating activities	18,194	19,618	27,955
Net cash used in investing activities	(26,061)	(16,632)	(35,982)
Net cash provided by (used in) financing activities	46,318	(11,935)	22,190
Effect of exchange rate changes on cash and cash equivalents	(1,070)	(1,378)	(1,037)
Increase (decrease) in cash and cash equivalents from operations	37,381	(10,327)	13,126

Net cash provided by operating activities was $28.0 million for the year ended December 31, 2016, compared to $19.6 million and $18.2 million for the years ended December 31, 2015 and 2014, respectively. Net cash provided by operations in 2016 consists primarily of $16.7 million of net income adjusted for non-cash activities, including $11.6 million of depreciation and amortization expenses, a $0.2 million of stock compensation expenses, a $1.4 million increase in trade payables, and a $0.3 million of amortization of marketable securities premium, and a $1.6 million increase in accrued expenses and other accounts payable offset by a $1.0 million change in deferred income taxes, net, a $0.2 million decrease in deferred revenues, and a $2.6 million increase in trade receivables, net. Net cash provided by operations in 2015 consists primarily of $17.1 million of net income adjusted for non-cash activities, including $9.9 million of depreciation and amortization expenses, a $0.2 million change in deferred income taxes, net, a $0.7 million increase in deferred revenues, a $0.2 million of stock compensation expenses, a $1.9 million increase in trade payables, and a $0.2 million of amortization of marketable securities premium, offset by a $0.2 million decrease in accrued expenses and other accounts payable, a $1.7 million increase in other long term and short term accounts receivable and prepaid expenses, and a $8.8 million increase in trade receivables, net. Net cash provided by operations in 2014 consists primarily of $16.6 million of net income adjusted for non-cash activities, including $8.7 million of depreciation and amortization expenses, a $1.2 million change in deferred income taxes, net, a $0.2 million increase in deferred revenues, and $1.6 million of stock compensation expenses, offset by a $0.3 million decrease in accrued expenses and other accounts payable, a $0.3 million decrease in trade payables and a $9.4 million increase in trade receivables, net.

Net cash used in investing activities was approximately $36.0 million for the year ended December 31, 2016, compared to net cash used in investing activities of approximately $16.6 million for the year ended December 31, 2015 and net cash used in investing activities of approximately $26.1 million for the year ended December 31, 2014. Net cash used in investing activities in 2016 is primarily attributable to $9.4 million investment in marketable securities, $31.4 million used in business combinations, $0.8 million used primarily to purchase network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements, $4.2 million of capitalized software development costs, and $1.2 million short-term loan to a related-party, offset by, $8.5 million provided by short-term bank deposits, and $2.6 million provided by proceeds from maturity of marketable securities. Net cash used in investing activities in 2015 is primarily attributable to $5.2 million investment in marketable securities, $9.2 million used in business combinations, $1.1 million used to purchase property and equipment and $3.8 million of capitalized software development costs, offset by $2.7 million provided by short-term bank deposits. Net cash used in investing activities in 2014 is primarily attributable to $11.4 million investment in marketable securities, net, $9.4 million used in business combinations, $1.0 million used to purchase property and equipment and $4.3 million of capitalized software development costs.

Net cash provided by financing activities was approximately $22.2 million for the year ended December 31, 2016, primarily attributable to a long-term loan received from a financial institution in an amount of $31.4 million, and an increase in short-term credit of $0.9 million, offset by dividend distributions of $7.8 million, dividend paid to non-controlling and redeemable non-controlling interests of $2.0 million and purchase of non-controlling interest of $0.4 million. Net cash used in financing activities was approximately $11.9 million for the year ended December 31, 2015, primarily attributable to dividend distributions of $7.8 million, decrease in short-term credit of $2.8 million, and purchase of non-controlling interests of $1.3 million partially offset by $0.4 million received from the exercise of employee options. Net cash provided by financing activities was approximately $46.3 million for the year ended December 31, 2014, primarily attributable to our issuance of shares in a follow-on public offering in the net amount of $54.7 million offset by dividend distributions of $8.7 million.

Dividends

We have paid dividends since October 2012 consistent with our Board of Directors’ dividend policy to distribute a dividend of up to 50% of our annual distributable profits each year, subject to applicable law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. Since 2012 until December 31, 2016 we declared in the aggregate cash dividends of approximately $0.876 per share ($35.8 million in the aggregate). In February 2017, we declared a cash dividend in the amount of $0.085 per share ($3.8 million in the aggregate) that was paid on April 5, 2017.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services. We sell our products primarily through direct sales force and indirectly through distributors and value added resellers.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2014, 2015 and 2016, no such estimated losses were identified.

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

ASC 985-20-35 requires that a product be amortized when the product is available for general release to customers. We consider a product to be available for general release to customers when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers from our download area. Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate our expectations) which provides greater amortization expense compared to the revenue-curve method.

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2014, 2015 and 2016, no such unrecoverable amounts were identified.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Business Combinations

We account for business combinations under ASC 805 “Business Combinations,” which requires that we allocate the purchase price of acquired businesses to assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. We expense any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies as they are incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

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

As required by ASC 350, we first conduct an initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, we then compare the fair value of each reporting unit to its carrying value of net assets allocated to the reporting unit (’step 1’). If the fair value exceeds the carrying value of the reporting unit net assets, goodwill is considered not impaired, and no further testing is required. If the carrying value exceeds the fair value of the reporting unit, then the implied fair value of goodwill is determined by subtracting the fair value of all the identifiable net assets from the fair value of the reporting unit. An impairment loss is recorded for the excess, if any, of the carrying value of goodwill over its implied fair value (’step 2’).

As required by ASC 820, “Fair Value Measurements and disclosures,” or ASC 820, we apply assumptions that market place participants would consider in determining the fair value of each reporting unit.

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2014, 2015 and 2016 and did not identify any impairment losses.

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

As required by ASC 820, “Fair Value Measurements and disclosures” we apply assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of distribution rights, acquired technology, customer relationships, backlog and non-compete agreements and are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non-compete agreements were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 3.5 and 15 years based on the customer relationships identified.

During the years ended December 31, 2014, 2015 and 2016, no impairment indicators were identified.

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

We did not record any impairment of marketable securities during the years ended December 31, 2014, 2015 and 2016.

Stock-based Compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation,” or ASC 718. ASC 718 requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model. The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees’ historical option exercise behavior.

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Prior to September 2012, we did not have any foreseeable plans to pay dividends and therefore used an expected dividend yield of zero in our past years option pricing models. In September 2012, our management adopted a dividend distribution policy according to which we will distribute in each year a dividend of up to 50% of our annual distributable profits. Therefore, we will use an expected dividend yield for our future grants. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures. For awards with performance conditions, compensation cost is recognized over the requisite service period if it is ‘probable’ that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies.”

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

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

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

Accounting for income tax

We account for income taxes in accordance with ASC 740, “Income Taxes,” or ASC740. ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2014, 2015 and 2016 were $156,000, $(324,000) and $(159,000), respectively.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The new revenue recognition standard will be effective in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company anticipates adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). We preliminarily anticipate to adopt the standard using the modified retrospective method. However, we continue to evaluate the impact of the standard on our consolidated financial statements and related disclosures and the adoption method is subject to change.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. We are evaluating the potential impact of this pronouncement.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which clarifies the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, which will be our interim period beginning January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that reporting period. We are evaluating the impact of this standard.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. We do not expect that this new guidance will have a material impact on our consolidated financial statements.

C.	Research and Development

Our research and development and support personnel work closely with our customers and prospective customers to determine their requirements and to design enhancements and new releases to meet their needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2016, 2015 and 2014, we invested $10.1 million, $8.7 million and $9.0 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2016, we employed 206 employees in research and development activities, of which 96 persons were located in Israel, 69 persons in India, 28 persons in Russia, 9 persons in Japan, 3 persons in United Kingdom and 1 person in South Africa. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2016 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	5-7 years
Operating lease obligations	$4,274,000	$2,133,000	$2,141,000	$-	$-
Liabilities due to acquisition activities	9,857,000	6,478,000	379,000	-	-
Severance payments, net*	3,443,000	-	-	-	-
Uncertainties in income taxes (ASC 740) **	825,000	-	-	-	-
Short and Long term debt	35,401,000	5,645,000	8,917,000	11,922,000	8,917,000
Total contractual obligations	$53,800,000	$14,256,000	$11,437,000	$11,922,000	$8,917,000

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	49	Chief Executive Officer and Director
Sagi Schliesser (1)	45	External Director
Ron Ettlinger (1)	50	External Director
Naamit Salomon	52	Director
Yehezkel Zeira(1)	73	Director
Asaf Berenstin	39	Chief Financial Officer
Udi Ertel	57	President, Software Solutions division
Amit Birk	46	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	64	President, AppBuilder Software Solutions division
Yakov Tsaroya	47	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	43	Chief Executive Officer of Complete Business Solutions
Arik Faingold	40	President, Integration Solutions division
Yuval Baruch	50	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	65	Chief Executive Officer of Roshtov Software Industries Ltd,

(1) Member of our Audit and Compensation Committees

Messrs. Guy Bernstein and Yehezkel Zeira and Ms. Naamit Salomon were re-elected at our 2016 annual general meeting of shareholders to serve as directors until our 2017 annual general meeting of shareholders. Mr. Sagi Schliesser is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending November 22, 2018. Mr. Ron Ettlinger is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending December 21, 2017.

Mr. Guy Bernstein and Mr. Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the Comm-IT Group and the two brothers are the owners of the 13.6% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

Guy Bernstein has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

Sagi Schliesser has served as an external director of our company since November 2015 and is a member of our audit committee. Mr. Schliesser has been the co-founder and chief executive officer of TabTale, a creator of innovative games, interactive books and educational apps since 2010. Prior to founding TabTale, Mr. Schliesser was the CTO of Sapiens International Corporation (NASDAQ and TASE: SPNS), managing Sapiens Technologies. Previously Mr. Schliesser served for seven years as VP of R&D and CTO of IDIT Technologies Ltd., a global provider of insurance software solutions. Before that Mr. Schliesser was one of the founders of WWCOM, a B2B enablement software startup. Mr. Schliesser holds a B.Sc. degree with honors in Computer Science and Psychology from Tel Aviv University, as well as a Master’s degree in Computer Science from the Interdisciplinary Center in Herzliya  and an M.B.A. degree with honors in Business Psychology from Hamaslool Ha’akademi Shel Hamichlala Leminhal.

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

Yehezkel Zeira has served as a director of our company since December 2005 and is a member of our audit committee. Mr. Zeira has served as an independent IT consultant since 2001. From 2000 to 2001, Mr. Zeira served as executive vice president international of Ness Technologies Inc., and from 1970 to 2000, Mr. Zeira served in various positions at Advanced Technology Ltd., including as chief executive officer, a position which he assumed in 1982. Mr. Zeira was also a lecturer at Ben Gurion University Faculty of Engineering. Mr. Zeira holds a B.Sc. degree in Industrial Engineering and an M.Sc. degree in Operations Research, both from the Technion - Israel Institute of Technology and has participated in the Harvard Business School program for management development.

Asaf Berenstin has served as our chief financial officer since April 2010. In November 2011, Mr. Berenstin was appointed as Chief Financial Officer of our parent company Formula Systems (1985) Ltd. in addition to his position as chief financial officer of our company. Prior to that and from August 2008, Mr. Berenstin served as our corporate controller. Mr. Berenstin also serves as a director of Michpal Micro Computers (1983) Ltd., a director at TSG IT Advanced Systems Ltd., and is a director at inSync staffing, all of them are subsidiaries of Formula Systems. Prior to joining our company and from July 2007, Mr. Berenstin served as a controller at Gilat Satellite Networks Ltd. (NASDAQ: GILT). From October 2003 to July 2008, Mr. Berenstin was a certified public accountant at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Berenstin holds a B.A. degree in Accounting and Economics and an M.B.A. degree, both from Tel Aviv University, and is a certified public accountant (CPA) in Israel.

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

Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007, Mr. Birk serves as an external director of BGI Investment (1961) Ltd., an Israeli public company. Mr. Birk holds an LL.B. degree from the University of Sheffield, an M.B.A. degree from Bar-Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

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

Hanan Shahaf became an officer of our company in July 2016, as part of the Roshtov Software Industries Ltd. acquisition. Mr. Shahaf was one of Roshtov’s founders in 1989 and has served as its Chief Executive Officer and a director since its inception. He also served as a director and chairman on several private companies’ boards. Mr. Shahaf holds a B.sc in Industrial engineering and Management and an M.B.A. from Northwestern University (Kellogg School of Management) and Tel Aviv university (Recanati Graduate School of BA).

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2016.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (14 persons)	$3,158,351	$108,531

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2016. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2016.

2016 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)	All Other Compensation (3)	Total

Arik Kilman, President, AppBuilder Solutions Division	$231,125	$458,910	$0	$0	$690,035

Yakov Tsaroya, President, Coretech Consulting Group LLC	$145,000	$460,000	$0	$8,250	$613,250

Udi Ertel, President, Software Division	$199,425	$83,493	$18,335	$39,823	$341,076

Arik Faingold, President, Integration Solutions division	$251,261	$134,371	$0	$0	$385,632

Yuval Baruch, Chief Executive Officer of Hermes Logistics Technologies (HLT)	$203,514	$85,177	$0	$0	$288,691

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2016, we paid to each of our outside and independent directors an annual fee of approximately $17,851 and a per-meeting attendance fee of approximately $664. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2016, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 207,250 ordinary shares, at exercise prices ranging from $0.95 to $5.83 per share. Of such options, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 66,000 ordinary shares expire in 2020, options to purchase 90,000 ordinary shares expire in 2021 and options to purchase 31,250 ordinary shares expire in 2023. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

External and Independent Directors

External Directors. The Israeli Companies Law requires companies organized under the laws of the State of Israel with shares that have been offered to the public in or outside of Israel to appoint at least two external directors. No person may be appointed as an external director if the person is a relative of the controlling shareholder of the company or if the person or the person’s relative, partner, employer or any entity under the person’s control has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company or the controlling shareholder of the company or the controlling shareholder’s relative or any entity controlled by the company or by the controlling shareholder of the company. If the company does not have a controlling shareholder or a person or entity which holds 25% of the total voting rights of the company, an external director may also not have an affiliation with chairman of the board, the chief executive officer, beneficial owner of 5% or more of the issued shares or the voting power of the company and the most senior executive officer of the company in the finance field. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis (other than negligible relationships), control and service as an “office holder” as defined in the Israeli Companies Law, however, “affiliation” does not include service as a director of a private company prior to its first public offering if the director was appointed to such office for the purpose of serving as an external director following the company’s first public offering. In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. In addition, a director in a company may not be appointed as an external director in another company if at that time, a director of the other company serves as an external director in the first company. Moreover, a person may not be appointed as an external director, if he or she is employed by the Israeli Securities Authority or by Tel-Aviv Stock Exchange. If, at the time external directors are to be appointed, all current members of the board of directors which are not the controlling shareholders of the company or their relatives are of the same gender, then at least one external director must be of the other gender.

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

External directors serve for a three-year term. However, in accordance with the Israeli Companies Law regulations, external directors of a public company whose shares are traded on the NASDAQ may be appointed for additional periods of three-year each provided that the audit committee and the board of directors have approved that, given the external director’s expertise and contribution to the board and committee meetings, such appointment is for the company’s benefit and provided further that the nomination to additional periods of three-year terms is approved through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority of the votes actually cast with respect to such proposal and all of the following conditions are met: (a) the majority of votes does not include the votes of the controlling shareholder or votes of shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder and (b) the total votes cast in favor of such proposal by the non-controlling shareholders or those shareholders who do not have a personal interest in the approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder exceed 2% of all the voting power in the company

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment, violate their duty of loyalty to the company or are found by a court to be unable to perform his or hers duties on a full time basis. External directors may also be removed by the court if they are found guilty of bribery, fraud, administrative offenses or use of inside information.

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

The Companies Law provides for certain procedural constraints on a public company entering into a transaction in which a controlling shareholder and other interested parties have a personal interest. More specifically, Section 275 of the Companies Law provides that an extraordinary transaction (which is defined as a transaction that is either not in a company’s ordinary course of business; or a transaction that is not undertaken in market conditions; or a transaction that is likely to substantially influence the profitability of a company, its property or liabilities) between a public company and its controlling shareholder, or an extraordinary transaction of a public company with a third party in which the controlling shareholder has a personal interest, including a transaction of a public company with a controlling shareholder, directly or indirectly, for the receipt of services therefrom (and including a transaction concerning the compensation arrangement of a controlling shareholder in its capacity as an employee or office holder of the company) (a “Controlling Party Transaction”), requires the approval of the audit committee (and with respect to a transaction concerning the compensation arrangement – the compensation committee), the board of directors and the general meeting of shareholders, provided however that the majority approving the transaction shall include at least one half of the votes of shareholders who do not have a personal interest in the transaction and are participating in the vote, or that the aggregate number of votes against the approval of the transaction, voted by shareholders who do not have such personal interest do not exceed 2% of the entire voting rights in the company. Section 275 of the Companies Law further provides that if the term of the Controlling Party Transaction extends beyond three years, the above approvals are required once every three years. However, if such transaction does not relate to a compensation arrangement, then the audit committee may approve the transaction for a longer duration, provided that the audit committee determines that such duration is reasonable under the circumstances. In accordance with the Israeli Companies law the audit committee is responsible to determine that Controlling Party Transactions shall be subject to a competitive procedure or other similar procedure before such transactions are approved.

During the year ended December 31, 2016, we sold approximately $4.0 million of services to affiliate companies of Formula Systems. In 2016, we also purchased from those affiliated companies approximately $0.1 million of hardware and software. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.1 million.

.Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

•	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy of the company – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

o	In the event the transaction is not in accordance with the compensation policy of the company – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by a simple majority, provided that such majority shall include (i) at least one half of the votes of shareholders who are participating in the vote and are not controlling shareholders or do not have a personal interest regarding the approval of the compensation policy, or (ii) the aggregate number of the opposing votes, voted by shareholders who do not have such personal interest or are not controlling shareholders, do not exceed two percent (2%) of the entire voting rights in the company (the “Special Majority”). Under these circumstances, the compensation committee and board of directors are required to approve the transaction based on certain considerations and include certain instructions in connection with the compensation policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a company’s general manager (generally the equivalent of a CEO):

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

•	The Israeli Companies Law includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

•	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

•	With respect to a controlling shareholder or a relative of a controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

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

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

•	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

•	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability instead of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder instead of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent;

•	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent; and

•	Expenses, including reasonable litigation expenses and legal fees, incurred by such office holder as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

•	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

•	Retroactively indemnify an office holder of the company.

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

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
Israel	395	451	843
Asia	111	117	122
North America	524	492	597
South Africa	30	12	10
Europe	121	131	127
Total	1,181	1,203	1,699

The following table presents the number of our employees categorized by activity as of December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
Technical support and consulting	808	811	1,238
Research and development	173	174	206
Marketing and sales	129	121	133
Operations and administrations	71	97	122
Total	1,181	1,203	1,699

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2017 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin (3)	80,000	*
Udi Ertel (4)	46,250	*
Ron Ettlinger	—	—
Naamit Salomon(5)	6,000	*
Sagi Schliesser	—	—
Yehezkel Zeira	—	—
Amit Birk (6)	129,062	*
Arik Faingold	—	—
Yuval Baruch	—	—
Arik Kilman	—	—
Yakov Tsaroya (7)	40,000	*

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,486,236 ordinary shares issued and outstanding as of March 31, 2017.

(3)	Includes 70,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0.86 to $3.74 per share that expire in 2021 at the latest and 10,000 ordinary shares.

(4)	These are exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $3.74 to $5.74 per share, with expiration dates through 2023.

(5)	Includes 6,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.0 per share, with expiration dates through 2020.

(6)	Includes 30,000 exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.0 per share that expire in 2021 and 99,062 ordinary shares.

(7)	Includes 40,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.0 per share, with expiration dates through 2020.

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

During 2016, options to purchase an aggregate of 5,000 ordinary shares were exercised under the 2000 Plan at an average exercise price of $2.35 per share and options to purchase 69,000 ordinary shares remained outstanding.

2007 Incentive Compensation Plan

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

On December 31, 2015 our board of directors increased the amount of ordinary shares reserved for issuance by an additional 250,000 ordinary shares and extended the plan by 10 years whereas the 2007 Plan will expire on August 1, 2027. As of December 31, 2016, an aggregate of 1,000,000 ordinary shares are available for future grants under the Plan.

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

Under the 2007 Plan in the event of any reclassification, recapitalization, merger or consolidation, reorganization, stock dividend, cash dividend, distribution of subscription rights or other distribution in securities of the Company, stock split or reverse stock split, combination or exchange of shares, repurchase of shares, or other similar change in corporate structure, that proportionally apply to all of our ordinary shares, we, shall substitute or adjust, as applicable, the number, class and kind of securities which may be delivered under Section 4.1; the number, class and kind, and/or price (such as the Option Price of Options) of securities subject to outstanding awards; and other value determinations applicable to outstanding awards, as determined by our Board of Directors, in order to prevent dilution or enlargement of participants’ rights under the 2007 Plan; provided, however, that the number of ordinary shares subject to any award shall always be a whole number. The Board of Directors shall also make appropriate adjustments and modifications, in the terms of any outstanding awards to reflect such changes in our share capital, including modifications of performance goals and changes in the length of performance periods, if applicable.

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

During 2016, options to purchase an aggregate of 15,550 ordinary shares were exercised under the 2007 Plan at an average exercise price of $1.90 per share and options to purchase 404,367 ordinary shares remained outstanding. As of December 31, 2016, our executive officers and directors as a group, consisting of 14 persons, held options to purchase 207,250 ordinary shares under the 2007 Plan, having an average exercise price of $3.70 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 20,962,734 or 47.26% of our outstanding ordinary shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 46.3% of the ordinary shares of Formula Systems. Accordingly, Asseco ultimately controls our company.

The following table sets forth as of April 25, 2017 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	20,962,734	47.12%
Asseco Poland S.A. (3)	20,962,734	47.12%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,486,236 ordinary shares issued and outstanding as of March 31, 2017.

(3)	Asseco owned 46.36% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on December 6, 2010. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,962,734 ordinary shares held directly by Formula Systems. The address of Formula Systems is 5 Haplada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

Significant Changes in the Ownership of Major Shareholders

On March 14, 2016, Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 20,867,734 of our ordinary shares. According to the Schedule 13D/A, from March 11, 2014 through March 8, 2016, Formula Systems purchased an aggregate of 1,007,690 of our ordinary shares in open market transactions, for an aggregate purchase price of $6,395,137 increasing its ownership interest in our shares to 47.1%.

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

On February 8, 2017, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 1,790,284, or 4.04% of our ordinary shares as of December 31, 2016. On February 3, 2015, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed a Schedule 13G/A with the SEC reflecting ownership of 2,400,005, or 5.41% of our ordinary shares as of December 31, 2015. On October 12, 2015, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot filed a Schedule 13G with the SEC reflecting ownership of 2,208,957, or 5.01% of our ordinary shares.

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

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 25, 2017, there were 62 record holders, of which 50 record holders holding approximately 99.96% of our ordinary shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.92% of our outstanding ordinary shares as of such date).

B.	Related Party Transactions

For information about related party transactions see “Item 6C. Directors, Senior Management and Employees – Board Practices - Approval of Related Party Transactions Under Israeli Law”.

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

In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties (the “First Arbitration”). The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that we should pay damages in the amount of $2.4 million. Our financial results of operations of 2014 included a net impact of $1.6 million resulting from the arbitration expenses.

In September 2016, the same software company filed a lawsuit for the sum of NIS 34,106,000 against us and one of our subsidiaries, in the context of the First Arbitration. In the lawsuit, it claims that warning letters that we have sent to its clients in Israel and abroad, warning the clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of our copyrights (the “Warning Letters”) may have caused them irreparable damages resulting from the loss profit of potential business transactions. The lawsuit is based on the decision given in the First Arbitration, in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed between the parties and awarded certain damages to the software company.

The software company claims that the First Arbitration awarded them damages for only the years 2009 and 2010, and they are allowed to sue for damages relating to the years 2011 through 2016 in separate proceedings. On January 23, 2017, we filed our statement of defense, maintaining, on various grounds, that the new lawsuit must be dismissed. The plaintiffs filed their response on April 2, 2017. In view of the nature of the claims, both factual and legal, that were raised in the proceedings, the likelihood of an expert-based ruling and given the preliminary stage of the proceeding, it is impossible at this stage to properly evaluate the prospect of the lawsuit being successful.

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

In August 2016, we declared a cash dividend in the amount of $0.085 per share ($3.8 million in the aggregate) that was paid on September 22, 2016.

In February 2017, we declared a cash dividend in the amount of $0.085 per share ($3.8 million in the aggregate) that was paid on April 5, 2017.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2012	$7.32	$3.76	$7.42	$3.94
2013	$7.18	$4.53	$7.06	$4.73
2014	$9.60	$5.94	$9.30	$6.40
2015	$7.04	$5.26	$7.26	$5.29
2016	$7.89	$5.29	$7.79	$5.35

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

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
2015
First Quarter	$7.04	$5.42	$7.15	$5.47
Second Quarter	$7.00	$6.36	$6.94	$6.28
Third Quarter	$6.93	$5.42	$6.96	$5.51
Fourth Quarter	$5.84	$5.26	$5.93	$5.30

2016
First Quarter	$7.12	$5.29	$7.05	$5.25
Second Quarter	$6.98	$6.39	$7.00	$6.38
Third Quarter	$7.89	$6.60	$7.86	$6.69
Fourth Quarter	$7.50	$6.67	$7.49	$6.84

2017
First Quarter	$8.05	$6.75	$7.82	$6.93
Second Quarter (through April 21, 2017)	$8.15	$7.53	$8.13	$7.63

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

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our ordinary shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
October 2016	$7.40	$7.05	$7.51	$7.03
November 2016	$7.50	$7.00	$7.45	$7.15
December 2016	$7.35	$6.67	$7.35	$6.84
January 2017	$7.10	$6.75	$7.18	$6.78
February 2017	$7.80	$7.00	$7.81	$7.18
March 2017	$8.05	$7.65	$8.00	$7.74
April 2017 (through April 21, 2017)	$8.15	$7.53	$8.13	$7.63

* The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares were listed on the NASDAQ Global Market (symbol: MGIC) from our initial public offering in the United States on August 16, 1991 until January 3, 2011, at which date the listing of our ordinary shares was transferred to the NASDAQ Global Select Market. Since November 16, 2000, our ordinary shares have also traded on the TASE, and on December 15, 2011 they have been included in the TASE’s TA-125 Index.

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

Provisions Restricting Change in Control of Our Company

See Item 6C. “Provisions Restricting Change in Control of Our Company” and Item 6C “Directors, Senior Management and Employees – Board Practices – Approval of Related Party Transactions Under Israeli Law.”

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2016, the corporate tax rate was 25% (in 2017 the corporate tax rate is 24% and as of 2018 the corporate tax rate will be 23%). However, the effective tax rate payable by a company that generates income from an Approved Enterprise or a Preferred Enterprise, as further discussed below, may be considerably lower. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an Approved Enterprise, a Benefitted Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

The Investment Law has been amended several times over the recent years, with the three most significant changes effective as of April 1, 2005 (referred to as the 2005 Amendment), as of January 1, 2011 (referred to as the 2011 Amendment) and as of January 1, 2017 (referred to as the 2017 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment. However, companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead, irrevocably, to forego such benefits and elect the benefits of the 2011 Amendment. The 2017 Amendment introduces new benefits for Technological Enterprises, alongside the existing tax benefits.

Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an Approved Enterprise), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

An Approved Enterprise may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under Approved Enterprise status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an Approved Enterprise, whichever ends earlier. If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

A company that has an Approved Enterprise program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year as explained above.

In addition, dividends paid out of income attributed to an Approved Enterprise (or out of dividends received from a company whose income is attributed to an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, Preferred Enterprise status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a Preferred Enterprise that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ’Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special Preferred Enterprise is located in a certain development zone. As of January 1, 2017, the definition for ’Special Preferred Enterprise’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a Preferred Enterprise or to a Special Preferred Enterprise are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). In 2017 to 2019, dividends paid out of preferred income attributed to a Special Preferred Enterprise, directly to a foreign parent company, are subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. We and one of our Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to our industrial activity in Israel starting in 2014.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017, subject to the publication of regulations expected to be released before March 31, 2017. The 2017 Amendment provides new tax benefits for two types of “Technology Enterprises”, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technology Enterprise located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise” and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technology Enterprise will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special Preferred Technology Enterprise that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a Preferred Technology Enterprise or a Special Preferred Technology Enterprise, paid out of Preferred Technology Income, are subject to withholding tax at source at the rate of 20%, and if distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We are examining the impact of the 2017 Amendment and the degree to which we will qualify as a Preferred Technology Enterprise or Special Preferred Technology Enterprise, and the amount of Preferred Technology Income that we may have, or other benefits that we may receive, from the 2017 Amendment.

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

An Industrial Company is entitled to certain tax benefits, including:

•	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;
•	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and
•	Accelerated depreciation rates on equipment and buildings.

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

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2016).

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the regular corporate tax rate was 25% in 2016, in 2017 the corporate tax rate is 24%, and as of 2018 the corporate tax rate will be 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2016, 24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2016).

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; or (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our ordinary shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or 20% with respect to Preferred Enterprise, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our ordinary shares). However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our ordinary shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our Approved Enterprise or 20% with respect to Preferred Enterprise. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an Approved Enterprise or 20% if the dividend is distributed from income attributed to a Preferred Enterprise, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an Approved Enterprise are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an Approved Enterprise, or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 803,520 for 2016 (and as of 2017, the additional tax will be at a rate of 3% on annual income exceeding NIS 640,000), which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our ordinary shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our ordinary shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our ordinary shares. This description does not account for the specific circumstances of any particular investor, such as:

•	broker-dealers,
•	financial institutions,
•	certain insurance companies,
•	investors liable for alternative minimum tax,
•	tax-exempt organizations,
•	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar,
•	persons who hold the ordinary shares through partnerships or other pass-through entities,
•	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services,
•	investors that actually or constructively own 10% or more of our shares by vote or value, and
•	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

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

If we are treated as a PFIC for any taxable year, dividends would not qualify for the reduced tax rate on qualified dividend income, discussed above, and, unless you elect either to treat your investment in ordinary shares as an investment in a “qualified electing fund,” by making a “QEF election” or to “mark-to-market” your ordinary shares, as described below,

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

Backup Withholding and Information Reporting

Payments in respect of our ordinary shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 28%. Backup withholding will not apply, however, if you (i) are a corporation or fall within certain exempt categories, and demonstrate the fact when so required, or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

U.S. Holders that transfer more than $100,000 to us within a twelve-month period, through direct purchase of ordinary shares or otherwise, generally will be required to file IRS Form 926. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Each U.S. Holder should consult its own tax advisor about the obligation to file IRS Form 926.

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

As of December 31, 2016, we had approximately $75.3 million in cash and cash equivalents and short term bank deposits and $12.5 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 3.8%, with average maturities of 1.5 years and maximum maturities of 3.0 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2016, net unrealized gains in our marketable securities portfolio totaled $40,000 (forty thousand dollars). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

In 2016, we entered into forward and option contracts to hedge the fair value of assets and liabilities denominated in NIS, euro and Japanese Yen. As of December 31, 2016, we did not have any outstanding forward contracts. The net gains recognized in “financial income, net” during 2016 were $4.

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2016 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.2 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2016 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.0 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2016 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.6 million, $0.3 million and $0.1 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2016 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.6 million, $0.2 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2016, we had $12.5 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $1.3 million.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of December 31, 2016, our internal control over financial reporting was effective.

Our management has excluded from its assessment of internal control over financial reporting as of December 31, 2016 the internal controls of subsidiaries acquired during 2016, which constituted approximately 18% of our company’s consolidated total assets as of December 31, 2016, and 13% for the period from the date of the acquisitions out of our company’s consolidated net income for the year then ended.

The effectiveness of our management’s internal control over financial reporting as of December 31, 2016 has been audited by our company’s independent registered public accountants, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, and their report as of April 27, 2017, herein expresses an unqualified opinion on our company’s internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2015	2016
Audit (1)	$266,000	$266,000
Audit-related	-	-
Tax (2)	$69,000	$74,000
Total	$335,000	$340,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

•	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

•	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

•	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

•	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements	F-1
Reports of Independent Registered Public Accounting Firm	F-2 – F-4
Consolidated Balance Sheets	F-5 – F-6
Consolidated Statements of Income	F-7
Consolidated Statements of Comprehensive Income	F-8
Statements of Changes in Equity	F-9
Consolidated Statements of Cash Flows	F-10 – F-12
Notes to Consolidated Financial Statements	F-13– F-52
Appendix to Consolidated Financial Statements – Details of Subsidiaries and Affiliate	F-53

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2016

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. and its subsidiaries (“the Company”) as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We  did not audit the financial statements of certain subsidiaries, which statements reflect total assets of 2% and 1% as of December 31, 2015 and 2016, respectively, and total revenues of 11%, 6% and 6% for the years ended December 31, 2014, 2015 and 2016, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2015 and 2016, and the related consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 27, 2017 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

We have audited Magic Software Enterprises Ltd. and its subsidiaries (“the Company”) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2016. The effectiveness of Magic Software Japan K.K’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K’s internal control over financial reporting, is based solely on the report of the other auditors.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has excluded from its assessment of internal control over financial reporting as of December 31, 2016 the internal controls of subsidiaries acquired during 2016, which constituted approximately 18% of the Company’s consolidated total assets as of December 31, 2016, and 13% for the period from the date of acquisitions out of the Company’s consolidated net income for the year then ended. Accordingly, our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the acquired subsidiaries.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 and our report dated April 27, 2017 expressed an unqualified opinion thereon.

/s/ Kost Forer Gabbay & Kasierer
Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
April 27, 2017	A Member of Ernst & Young Global

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2015	2016
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$62,188	$75,314
Short-term bank deposits	2,677	2
Available-for-sale marketable securities (Note 4)	11,819	12,506
Trade receivables (net of allowance for doubtful accounts of $ 1,885 and $ 2,160 at December 31, 2015 and 2016, respectively)	52,374	62,047
Other accounts receivable and prepaid expenses (Note 6)	6,244	8,487

Total current assets	135,302	158,356

LONG-TERM RECEIVABLES:
Severance pay fund	1,454	2,568
Long term deferred tax asset (Note 13)	2,823	3,548
Other long-term receivables	1,088	1,680

Total long-term receivables	5,365	7,796

PROPERTY AND EQUIPMENT, NET (Note 7)	2,296	3,065

INTANGIBLE ASSETS, NET (Note 8)	33,575	56,180

GOODWILL (Note 9)	63,308	91,002

Total assets	$239,846	$316,399

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2015	2016
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 10)	$13	$5,645
Trade payables	6,331	8,393
Accrued expenses and other accounts payable (Note 11)	16,710	20,290
Liabilities due to acquisition activities	1,211	6,478
Deferred revenues	4,092	3,882

Total current liabilities	28,357	44,688

LONG TERM LIABILITIES:
Long term debt (Note 12)	3,257	29,756
Long term liabilities due to acquisition activities (Note 3)	1,039	3,379
Long term deferred tax liability (Note 13)	5,726	12,494
Accrued severance pay	2,616	3,443

	12,638	49,072

COMMITMENTS AND CONTINGENCIES (Note 17)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	5,745	25,998

EQUITY (Note 14):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2015 and 2016; Issued and Outstanding: 44,335,220 and 44,355,770 shares at December 31, 2015 and 2016, respectively	1,035	1,036
Additional paid-in capital	180,989	182,785
Accumulated other comprehensive loss	(6,695)	(7,428)
Retained earnings	15,679	19,825

Total equity attributable to Magic Software Enterprises shareholders	191,008	196,218
Non-controlling interests	2,098	423

Total equity	193,106	196,641

Total liabilities, redeemable non-controlling interest and equity	$239,846	$316,399

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Revenues (Note 19):
Software	$25,351	$21,598	$19,215
Maintenance and technical support	22,780	22,908	25,631
Consulting services	116,173	131,524	156,800

Total revenues	164,304	176,030	201,646

Cost of revenues:
Software	7,646	7,836	8,674
Maintenance and technical support	2,921	2,466	2,952
Consulting services	89,160	102,919	121,756

Total cost of revenues	99,727	113,221	133,382

Gross profit	64,577	62,809	68,264

Operating costs and expenses:
Research and development, net (Note 16a)	4,750	4,888	5,839
Selling and marketing	24,580	23,062	23,776
General and administrative	14,521	13,425	17,562

Total operating costs and expenses	43,851	41,375	47,177

Operating income	20,726	21,434	21,087
Financial expense, net (Note 16b)	(1,786)	(685)	(430)
Other income (expense), net	(67)	8	-

Income before taxes on income	18,873	20,757	20,657
Taxes on income (Note 13)	2,307	3,681	3,949

Net income	16,566	17,076	16,708
Net income attributable to redeemable non-controlling interests	425	639	4,520
Net income attributable to non-controlling interests	621	239	281

Net income attributable to Magic Software Enterprises Shareholders	$15,520	$16,198	$11,907

Net earnings per share attributable to Magic Software Enterprises’ shareholders (Note 18):
Basic earnings per share	$0.36	$0.37	$0.27
Diluted earnings per share	$0.36	$0.36	$0.27

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2014	2015	2016

Net income	$16,566	$17,076	$16,708

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(5,469)	(1,513)	(697)
Unrealized gain from derivative instruments, net	-	9	-
Unrealized gain (loss) from available-for-sale securities	(259)	156	(11)
Losses reclassified into earnings from marketable securities	-	-	16

Total other comprehensive (loss), net of tax	(5,728)	(1,348)	(692)

Total comprehensive income	10,838	15,728	16,016

Comprehensive income attributable to redeemable non-controlling interests	51	572	4,211
Comprehensive income attributable to non-controlling interests	442	208	321

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$10,345	$14,948	$11,484

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of January 1, 2014	37,155,355	826	127,060	(172)	430	987	129,131
Issuance of shares	6,903,141	201	54,525	-	-	-	54,726
Exercise of stock options	115,721	2	202	-	-	-	204
Stock-based compensation	-	-	327	-	-	1,230	1,557
Dividend paid	-	-	-	-	(8,681)	-	(8,681)
Other comprehensive loss	-	-	-	(5,175)	-	(179)	(5,354)
Net income	-	-	-	-	15,520	621	16,141

Balance as of December 31, 2014	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724
Issuance of shares	-	-	(50)	-	-	-	(50)
Exercise of stock options	161,003	6	413	-	-	-	419
Stock-based compensation	-	-	220	-	-	14	234
Acquisition of non-controlling interests (Note 3)	-	-	(1,708)	-	-	(36)	(1,744)
Dividend paid	-	-	-	-	(7,788)	(747)	(8,535)
Other comprehensive loss	-	-	-	(1,348)	-	(31)	(1,379)
Net income	-	-	-	-	16,198	239	16,437

Balance as of December 31, 2015	44,335,220	1,035	180,989	(6,695)	15,679	2,098	193,106
Exercise of stock options	20,550	1	40	-	-	-	41
Stock-based compensation	-	-	103	-	-	49	152
Exercise of stock options in a subsidiary	-	-	1,012	-	-	(1,304)	(292)
Acquisition of non-controlling interests (Note 3)	-	-	641	-	-	(644)	(3)
Dividend paid	-	-	-	-	(7,761)	(98)	(7,859)
Other comprehensive loss	-	-	-	(733)	-	41	(692)
Net income	-	-	-	-	11,907	281	12,188

Balance as of December 31, 2016	44,355,770	1,036	182,785	(7,428)	19,825	423	196,641

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from operating activities:

Net income	$16,566	$17,076	$16,708
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	8,660	9,885	11,608
Stock-based compensation	1,557	234	152
Amortization of marketable securities premium and accretion of discount	62	249	257
Increase in trade receivables, net	(9,378)	(8,756)	(2,571)
Increase in other long term and short term accounts receivable and prepaid expenses	(23)	(1,669)	(40)
Increase (decrease) in trade payables	(342)	1,866	1,426
Increase (decrease) in accrued expenses and other accounts payable	(303)	(196)	1,553
Increase (decrease) in deferred revenues	191	684	(180)
Change in deferred taxes, net	1,204	245	(958)

Net cash provided by operating activities	18,194	19,618	27,955

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016
Cash flows from investing activities:

Capitalized software development costs	(4,267)	(3,847)	(4,224)
Purchase of property and equipment	(993)	(1,109)	(799)
Cash paid in conjunction with acquisitions, net of acquired cash	(9,363)	(9,182)	(31,436)
Proceeds from maturity of marketable securities	596	-	2,643
Proceeds from short-term bank deposits	-	2,654	8,467
Investment in marketable securities and short-term bank deposits	(11,976)	(5,153)	(9,401)
Short term loan to a related-party	-	-	(1,183)
Change in loans to employees and other deposits, net	(58)	5	(49)

Net cash used in investing activities	(26,061)	(16,632)	(35,982)

Cash flows from financing activities:

Proceeds from exercise of options by employees	204	419	41
Issuance of Ordinary shares, net	54,726	-	-
Dividend paid	(8,681)	(7,788)	(7,761)
Dividend paid to non-controlling interests	-	(392)	(456)
Dividend paid to redeemable non-controlling interests	-	-	(1,574)
Short-term credit, net	2,974	(2,840)	936
Purchase of non-controlling interest	-	(1,300)	(352)
Long term loan received	-	-	31,356
Repayment of long-term loans	(2,905)	(34)	-

Net cash provided by (used in) financing activities	46,318	(11,935)	22,190

Effect of exchange rate changes on cash and cash equivalents	(1,070)	(1,378)	(1,037)

Increase (decrease) in cash and cash equivalents	37,381	(10,327)	13,126
Cash and cash equivalents at the beginning of the year	35,134	72,515	62,188

Cash and cash equivalents at end of the year	$72,515	$62,188	$75,314

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2014	2015	2016

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$1,601	$2,386	$4,510

Interest	$74	$113	$358

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company, and its subsidiaries (“the Group” or “the Company”) is a global provider of software platforms and professional services that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”). Magic Technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services (see Note 19 for further details). The principal markets of the Group are United States, Europe, Israel and Japan (see Note 19).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, redeemable non-controlling interests, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock-based compensation costs.

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

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board (“FASB) Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate.

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

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

The following table provides a reconciliation of the redeemable non-controlling interests:

January 1, 2016	$5,745
Net income attributable to redeemable non-controlling interest	2,258
Change in redeemable non-controlling interest to redemption value	2,262
Increase in redeemable non-controlling interest as part of acquisitions	15,779
Increase in redeemable non-controlling interest due to change in ownership in subsidiaries	292
Dividend in redeemable non-controlling interest	(29)
Foreign currency translation adjustments	(309)

December 31, 2016	$25,998

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

Cash and cash equivalents include amounts held primarily in NIS, U.S. dollars, Euro, Japanese Yen and British Pound.

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain of the Group’s ongoing projects and are classified under other receivables.

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

Business combinations

The Company accounts for business combinations under ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, contingent consideration, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. As required by ASC 820, “Fair Value Measurements and Disclosures” the Company applies assumptions that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the statements of income in the period incurred. The cumulative impact of measurement period adjustments, including the impact to prior periods, is recognized in the reporting period in which the adjustment is identified.

During the years ended December 31, 2014, 2015 and 2016 the Company recorded $ 131, $ 22 and $ 828, with respect to changes in the fair value of contingent consideration liability, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in ASC 985-20, “Costs of Software to be Sold, Leased or Marketed”.

The Company and its subsidiaries establish technological feasibility upon completion of a detailed program design or working model.

ASC 985-20-35 requires that a product be amortized when the product is available for general release to customers. The Company considers a product to be available for general release to customers when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers from the Company’s download area. Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 4-5 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Company’s expectations) which provides greater amortization expense compared to the revenue-curve method.

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2014, 2015 and 2016, no such unrecoverable amounts were identified.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Long-Lived Assets

The Company’s long-lived, non-current assets are comprised mainly of goodwill, identifiable intangible assets and property, plants and equipment.

Impairment of long-lived assets and intangible assets subject to amortization

The Company’s long-lived assets are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

As required by ASC 820, “Fair Value Measurements and Disclosures” the Company applies assumptions that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

During the years ended December 31, 2014, 2015 and 2016, no impairment indicators were identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350,“Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2016, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. The goodwill impairment test is performed according to the following principles:

An initial qualitative assessment of the likelihood of impairment may be performed. If this step does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step quantitative impairment test is performed.

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

The Company performed an annual impairment tests as of December 31, of each of 2014, 2015 and 2016 and did not identify any impairment losses (see Note 9).

Revenue recognition

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services. The Company sells its products and services primarily through its direct sales force and indirectly through distributors and value added resellers.

The Company accounts for its software sales in accordance with ASC 985-605, “Software Revenue Recognition”. Software license revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the vendor’s fee is fixed or determinable, no further obligation exists and collectability is probable.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts”, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2014, 2015 and 2016, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenues include unearned amounts received under maintenance and support (mainly) and services contracts, and amounts received from customers but not yet recognized as revenues.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Severance pay

The Company’s and its Israeli subsidiaries’ obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S employees may contribute up to 100% of their pretax or post-tax salary, but not more than statutory limits. Matching contributions are discretionary and if made, are up to 3% of the participants annual contributions.  When contributions are granted, they are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

The carrying value of deposited funds includes profits (losses) accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligations pursuant to the Israeli Severance Pay Law or labor agreements and are recorded as an asset in the Company’s consolidated balance sheet.

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law -1963, mandating that upon termination of such employees’ employment; all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments are payable by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are legally released from their obligations to employees once the deposit amounts have been paid.

Severance expenses for the years ended December 31, 2014, 2015 and 2016 amounted to approximately $ 1,673, $ 1,626 and $ 2,248, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2014, 2015 and 2016 amounted to $ 466, $ 377 and $ 423, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes”. The ASC prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

Basic and diluted net earnings per share

Basic net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential ordinary shares considered outstanding during the year, in accordance with ASC 260, “Earnings Per Share.”

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 35,010, 66,646 and 21,998 for the years ended December 31, 2014, 2015 and 2016, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” which requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company measures and recognizes compensation expense for share-based awards based on estimated fair values on the date of grant using the Binomial option-pricing model (“the Binomial model”). The Binomial model for option pricing requires a number of assumptions, of which the most significant are the suboptimal exercise factor and expected stock price volatility. The suboptimal exercise factor is estimated based on employees’ historical option exercise behavior.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. Prior to 2012, the Company did not anticipate that it would pay dividends and therefore used an expected dividend yield of zero in its past years option pricing models. In September 2012, the Company adopted a dividend distribution policy according to which it will distribute in each year a dividend of up to 50% of its annual distributable profits.

The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is ‘probable’ that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies”.

No grants were made to employees and directors in 2016 and 2015.

During the years ended December 31, 2014, 2015 and 2016, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 1,557 , $ 234 and $ 152, respectively, as follows:

	Year ended December 31,
	2014	2015	2016

Cost of revenue	$30	$31	$15
Research and development	29	48	17
Selling and marketing	220	137	71
General and administrative	1,278	18	49

Total stock-based compensation expense	$1,557	$234	$152

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

The Company’s marketable securities include investments in commercial and government bonds and foreign banks. The Company’s marketable securities are considered to be highly liquid and have a high credit standing (also refer to Note 4). In addition, management considered its portfolios in foreign banks to be well-diversified.

Trade receivables of the Company and its subsidiaries are derived from sales to customers located primarily in the United States, Europe, Israel and Japan. The Company performs ongoing credit evaluations of its customers and excluding 2013 has not experienced any material losses to date. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2014, 2015 and 2016 was $ 735, $ 346 and $ 437, respectively.

From time to time the Company enters into foreign exchange forward contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company’s non-dollar currency exposure (see “Derivative instruments” below).

Fair value measurements

The Company accounts for certain assets and liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

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

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income.” This Statement establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income (loss) generally represents all changes in equity during the period except those resulting from investments by, or distributions to, shareholders. The Company determined that its items of other comprehensive income (loss) relate to gain and loss on foreign currency translation adjustments, unrealized gain and loss on derivative instruments designated as hedges and unrealized gain and loss on available-for-sale marketable securities.

Derivative instruments

A material portion of the Company’s revenues, expenses and earnings is exposed to changes in foreign exchange rates. Depending on market conditions, foreign exchange risk is also managed through the use of derivative financial instruments. These financial instruments serve to protect net income against the impact of the translation into U.S. dollars of certain foreign exchange-denominated transactions. The derivative instruments hedge or offset exposures to Euro, Japanese Yen and NIS exchange rate fluctuations.

ASC 815, “Derivatives and Hedging,” requires companies to recognize all of their derivative instruments as either assets or liabilities in their balance sheet at fair value. Derivative instruments that are designated and qualify as hedges of forecasted transactions (i.e., cash flow hedges) are carried at fair value with the effective portion of a derivative’s gain or loss recorded in other comprehensive income and subsequently recognized in earnings in the same period or periods in which the hedged forecasted transaction affects earnings. For derivative instruments that are not designated and qualified as hedging instruments, the gains or losses on the derivative instruments are recognized in current earnings during the period of the change in fair values.

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

The Company occasionally has instituted a foreign currency cash flow hedging program in order to hedge against the risk of overall changes in future cash flows. This program mainly relates to hedging portions of the Group forecasted expenses denominated in NIS with currency forwards contracts and put and call options. These forward and option contracts are designated as cash flow hedges.

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

The notional principal of foreign exchange contracts to purchase NIS with U.S. dollars was $ 1,736 as of December 31, 2014.

At December 31, 2015 and 2016, the Company did not have any cash flow hedges.

The following table present gains and losses of related hedged items:

	Statements	Gain recognized in the statements of income
	of	Year ended December 31,
	income item	2014	2015	2016

Derivatives not designated as hedging:
Foreign exchange forward contracts	“Financial income, net”	24	69	4

Total derivatives		$24	$69	$4

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently Issued Accounting Pronouncement:

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which amends the existing accounting standards for revenue recognition. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. The FASB also agreed to allow entities to choose to adopt the standard as of the original effective date. The new revenue recognition standard will be effective in the first quarter of 2018, with the option to adopt it in the first quarter of 2017. The Company anticipates adopting the new standard effective January 1, 2018. The new standard also permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (the modified retrospective method). The Company preliminarily anticipates adopting the standard using the modified retrospective method. However, the Company is continuing to evaluate the impact of the standard on its consolidated financial statements and related disclosures and the adoption method is subject to change.

In April 2016, the FASB issued ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” (“ASU 2016-10”), which clarifies the following two aspects of Topic 606: (a) identifying performance obligations; and (b) the licensing implementation guidance. The amendments do not change the core principle of the guidance in Topic 606. The new guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods, which will be our interim period beginning January 1, 2018. Early adoption is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods with that reporting period. The Company is evaluating the impact of this standard.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Companies may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. The Company is evaluating the potential impact of this pronouncement.

In 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. ASU 2016-09 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This guidance will be effective for us in the first quarter of 2018 and early adoption is permitted. The Company does not expect that this new guidance will have a material impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 “Intangibles - Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment” (ASU 2017-04). ASU 2017-04 eliminates Step 2 of the goodwill impairment test, which requires the calculation of the implied fair value of goodwill by assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. Instead, an entity will compare the fair value of a reporting unit with its carrying amount and recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. ASU 2017-04 is effective for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company is currently evaluating the effect that this guidance will have on its consolidated financial statements.

 In January 2017, the FASB issued ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business” (ASU 2017-04), which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-04 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2018. The Company expects no material impact on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” This update will make eight targeted changes to how cash receipts and cash payments are presented and classified in the statement of cash flows. The update is effective for fiscal years beginning after December 15, 2017. The new standard will require adoption on a retrospective basis unless it is impracticable to apply, in which case it would be required to apply the amendments prospectively as of the earliest date practicable. The Company is currently evaluating the effect of this update on its financial statements and related disclosures.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On October 1, 2014 the Company acquired the entire share interests in Formula Telecom Solutions Ltd. (FTS), an Israel-based software vendor, for a total consideration of $5,800. FTS specializes in the development, sale, service and support of Business Support Systems (BSS), including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications industry. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing October 1, 2014.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets	$(57)
Intangible assets	2,951
Goodwill	2,906

Total assets acquired	$5,800

b.	On April 14, 2015 the Company acquired a 70% interest in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $ 1,523 was paid upon closing and $ 298 which was payable contingent upon the acquired business meeting certain operational targets in 2015. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Comblack. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 989. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$(405)
Non-controlling interest	(989)
Intangible assets	1,249
Goodwill	1,966

Total assets acquired net of acquired cash	$1,821

In March 2016, the Company paid the seller the remaining contingent payments for meeting 2015 operational targets. As of December 31, 2016, Comblack redeemable non-controlling interest amount to $ 3,875.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

c.	On June 30, 2015 the Company acquired a 70% interest in Infinigy Solutions LLC (“Infinigy”), a US-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the US, providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6,527, of which $ 5,600 was paid upon closing and $ 927 is payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 3,590. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net Assets, excluding cash acquired	$1,182
Non-controlling interest	(3,590)
Intangible assets	3,675
Goodwill	5,260

Total assets acquired net of acquired cash	$6,527

In July 2016, the Company paid the seller $ 534 with respect to the acquired business meeting certain of its 2016 operational targets. As of December 31, 2016 the contingent payment with respect to the acquired business meeting its 2017 operational target amounted to $ 685.

As of December 31, 2016, Infinigy redeemable non-controlling interest amount to $ 3,971

d.	On July 11, 2016 the Company acquired a 60% interest in Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of $ 20,550, which was paid upon closing. The purchaser and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Roshtov. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 14,012. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 2016.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (*):

Net Assets, excluding cash acquired	$15
Non-controlling interest	(14,012)
Intangible assets	22,439
Deferred tax liability	(5,610)
Goodwill	17,718

Total assets acquired net of acquired cash	$20,550

(*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

As of December 31, 2016, Roshtov redeemable non-controlling interest amount to $ 14,703.

e.	On October 31, 2016 the Company acquired a 100% interest in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6,836, of which $ 4,699 was paid upon closing, $ 1,633 (measured based on present value) was allocated to a deferred payment which is due in 2018 and $ 504 is contingent upon the acquired business meeting certain operational targets in 2017, 2018 and 2019. The Company’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israeli. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing November 1, 2016.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (*):

Net Assets, excluding cash acquired	$801
Intangible assets	4,215
Deferred tax liability	(1,053)
Goodwill	2,873

Total assets acquired net of acquired cash	$6,836

(*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

f.	During the years ended December 31, 2015 and 2016, the Company acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 1,892 and $ 8,884, respectively. In addition, during 2015, the Company increased its ownership interest in Complete Business Solutions from 96.3% to 100% and in CommIT Embedded Ltd. from 50.1% to 75%, for a total consideration of $ 244 and $ 1,412 (of which $ 356 were paid in January 2016), respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition (*):

Net Assets, excluding cash acquired	$2,174
Non-controlling interest	(1,209)
Intangible assets	2,106
Deferred tax liability	(427)
Goodwill	6,240

Total assets acquired net of acquired cash	$8,884

(*)	The estimated fair values of the tangible and intangible assets are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which are classified as available-for-sale. The following is a summary of marketable securities:

	December 31,
	2015				2016
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$11,666	$(82)	$-	$11,584	$12,348	$(72)	$-	$12,276

Equity funds	118	-	117	235	118	-	112	230

Total available-for-sale marketable securities	$11,784	$(82)	$117	$11,819	$12,466	$(72)	$112	$12,506

Marketable securities with contractual maturities from one to three years and from three to five years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due between one to three years	$10,624	$-	$(40)	$10,584

Due between three to five years	$1,724	$-	$(32)	$1,692

Total	$12,348	$-	$(72)	$12,276

The following is the change in the other comprehensive income of available-for-sale securities during 2015:

Other comprehensive income (loss)

Other comprehensive loss from available-for-sale securities as of January 1, 2015	$(121)
Unrealized gains from available-for-sale securities	156
Other comprehensive income from available-for-sale securities as of December 31, 2015	$35

The following is the change in the other comprehensive income of available-for-sale securities during 2016:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2016	$35
Losses reclassified into earnings from marketable securities	16
Unrealized losses from available-for-sale securities	(11)
Other comprehensive income from available-for-sale securities as of December 31, 2016	$40

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

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2015
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$11,584	$-	$11,584
Equity fund	235	-	-	235

Total financial assets	$235	$11,584	$-	$11,819

Liabilities:
Contingent consideration	$-	$-	$1,220	$1,220

Total financials liabilities	$-	$-	$1,220	$1,220

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$12,276	$-	$12,276
Equity fund	230	-	-	230

Total financial assets	$230	$12,276	$-	$12,506

Liabilities:
Contingent consideration	$-	$-	$3,088	$3,088

Total financials liabilities	$-	$-	$3,088	$3,088

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2015	2016

Opening balance	$382	$1,220
Increase in contingent consideration due to acquisitions	1,048	1,868
Payment of contingent consideration	(166)	(883)
Change in fair value of contingent consideration	3	665
Amortization of interest and exchange rate	(47)	218

Closing balance	$1,220	$3,088

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2015	2016

Prepaid expenses	$2,132	$2,601
Government authorities	2,317	3,426
Related parties	1,022	1,603
Other	773	857

	$6,244	$8,487

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2015	2016
Cost:

Leasehold improvements	$816	$795
Computers and peripheral equipment	13,505	14,059
Office furniture and equipment	2,917	3,111
Motor vehicles	255	1,186
Software	2,851	2,970

	20,344	22,121
Accumulated depreciation:

Leasehold improvements	379	356
Computers and peripheral equipment	13,040	13,518
Office furniture and equipment	2,063	2,244
Motor vehicles	140	366
Software	2,426	2,572

	18,048	19,056

Depreciated cost	$2,296	$3,065

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 675, $ 792 and $ 893 for the years ended December 31, 2014, 2015 and 2016, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2015	2016
Original amounts:

Capitalized software costs	$67,106	$71,349
Customer relationships	31,936	53,370
Backlog and non-compete agreement	2,371	2,712
Acquired technology	5,075	12,375

	106,488	139,806
Accumulated amortization:

Capitalized software costs	53,096	57,286
Customer relationships	16,336	21,684
Backlog and non-compete agreement	2,039	2,260
Acquired technology	1,442	2,396

	72,913	83,626

Intangible assets, net	$33,575	$56,180

b.	Amortization expenses amounted to $ 7,919, $ 9,093 and $ 10,715 for the years ended December 31, 2014, 2015 and 2016, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2016 is as follows:

2017	$11,843
2018	9,844
2019	8,110
2020	6,691
2021	5,118
2022 and thereafter	14,574

$56,180

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 according to the Company’s reporting units are as follows (see also 16):

	IT professional services	Software services	Total

As of January 1, 2015	$26,589	$28,901	$55,490

Business combination	7,594	492	8,086
Classifications	-	(90)	(90)
Foreign currency translation adjustments	(33)	(145)	(178)

As of December 31, 2015	$34,150	$29,158	$63,308

Business combination	9,113	17,717	26,830
Classifications	389	-	389
Foreign currency translation adjustments	222	253	475

As of December 31, 2016	$43,874	$47,128	$91,002

The Company performed an annual impairment tests as of December 31, of each of 2014, 2015 and 2016 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2015	2016
Short-term credit from banks	USD	3.55	$-	$996
Short-term loans from banks	NIS	1.6-1.75	-	155
Other			13	36
Current maturities of long-term loans from financial institution	NIS	2.6	-	4,458

			13	5,645

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2015	2016

Employees and payroll accruals	$8,105	$11,245
Accrued expenses	4,204	4,955
Government authorities	2,978	2,871
Other	1,423	1,219

	$16,710	$20,290

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2015	2016
		%
Loan from banks and other	NIS	1.6-5	$787	$31,714	(1)
Dividend payable to redeemable
non-controlling interest	NIS		2,294	2,341
Other long term debt			176	159

			$3,257	$34,214
Current maturities	NIS	2.6		(4,458)

			3,257	29,756

(1)	On November 2016, the Company obtained a loan in the amount of $ 31,356 linked to the New Israel shekel from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

Under the terms of the loan with the Israeli financial institution, the Company has undertaken to maintain the following financial covenants, as they will be expressed in its financial statements, as described:

a.	The Company’s equity shall not be lower than $ 100,000 at all times.
b.	The Company’s cash and cash equivalent and marketable securities available for sales shall not be less than $ 10,000.
c.	The ratio of the Company’s total financial debts to total assets will not exceed 50%.
d.	The ratio of the Company’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.
e.	The Company shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2016, the Company was in compliance with the financial covenants.

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and 2015, and 25% in 2016.

In December 2016, the Israeli Parliament approved the 2016 Amendment which reduced the corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, (“the Amendment”). According to the Amendment, the benefit tracks in the Investment Law were modified and a flat tax rate of 16% applies to the Company’s entire preferred income. The profits of these “Industrial Companies” will be freely distributable as dividends, subject to a withholding tax of 25% (on distribution commencing January 1, 2015) or lower, under an applicable tax treaty.

The Company and one of its Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2014.

On December 29, 2016 a new legislation amended was enacted to the Investment Law, effective as of January 1, 2017, as part of the Economic Efficiency Law (the “2017 Amendment”). Under the 2017 Amendment a new status of “Preferred Technology Enterprise” was introduced to the Investment Law. Under the 2017 amendment, a Preferred Technology Enterprise which is located in areas other than Development Zone A will be subject to tax at a rate of 12% on profits derived from intellectual property. The implementation of the 2017 Amendment is subject to regulations to be promulgated by the Finance Minister by March 31, 2017. As such regulations have not yet been promulgated and as the definitive criteria to determine the tax benefits have not yet been established, it cannot be concluded that the legislation with respect to Technological Preferred Enterprises had been enacted or substantively enacted as of that date. Accordingly, the above changes in the tax rates were not taken into account in the computation of deferred taxes as of December 31, 2016. Under the transition provisions of the new legislation, the Company may decide to irrevocably implement the new law while waiving benefits provided under the current law or to remain subject to the current law. The Company is examining the impact of the 2017 Amendment and the degree to which it will qualify as a Preferred Technology Enterprise and the amount of Preferred Technology Income that we may have, or other benefits that the Company may receive, from the 2017 Amendment.

3.	The Company’s Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2012.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

The Company qualifies as an Industrial Company within the meaning of the Law for the Encouragement of Industry (Taxes), 1969 (the “Industrial Encouragement Law”). The Industrial Encouragement Law defines an “Industrial Company” as a company that is resident in Israel and that derives at least 90% of its income in any tax year, other than income from defense loans, capital gains, interest and dividends, from an enterprise whose major activity in a given tax year is industrial production. Under the Industrial Encouragement Law, the Company is entitled to amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes as well as accelerated depreciation rates on equipment and buildings.

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

5.	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, the Company and some of its Israeli subsidiaries calculate their tax liability in U.S. Dollars according to certain orders. The tax liability, as calculated in U.S. Dollars is translated into NIS according to the exchange rate as of December 31 of each year.

b.	Non-Israeli subsidiaries:

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding tax rates.

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 18,312. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

c.	Net operating loss carryforwards:

As of December 31, 2016, three Israeli subsidiaries of the Company had operating loss carryforwards of $ 13,371 (mainly Formula Telecom Solutions Ltd. (“FTS”) which account for $ 10,535), which can be carried forward and offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 3,812 as of December 31, 2016, to offset against future taxable income.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Income before taxes on income:

	Year ended December 31,
	2014	2015	2016

Domestic	$14,690	$18,350	$15,334
Foreign	4,183	2,407	5,323

	$18,873	$20,757	$20,657

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2014	2015	2016
Current:
Domestic	$241	$3,466	$2,919
Foreign	689	880	1,863

	930	4,346	4,782
Deferred taxes:
Domestic	2,575	(500)	(666)
Foreign	(1,198)	(165)	(167)

	1,377	(665)	(833)

Taxes on income	$2,307	$3,681	$3,949

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2015	2016

Net operating loss carryforwards	$5,104	$3,838
Allowances, reserves and intangible assets	1,826	1,943

Deferred tax assets before valuation allowance	6,930	5,781
Less - valuation allowance	(4,107)	(2,233)

Deferred tax assets, net	$2,823	$3,548

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

	December 31,
	2015	2016

Long-term tax assets	$2,823	$3,548
Long-term tax liabilities	(5,726)	(12,494)

Net deferred tax liabilities	$(2,903)	$(8,946)

Deferred tax liabilities are in respect of acquired intangible assets and capitalized software costs.

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

Reconciling items between the 2014, 2015 and 2016 statutory tax rate (26.5%, 26.5% and 25%, respectively) of the Company and the effective tax rate is presented in the following table:

	Year ended December 31,
	2014	2015	2016

Income before taxes, as reported in the consolidated statements of income	$18,873	$20,757	$20,657

Statutory tax rate	26.5%	26.5%	25%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$5,001	$5,501	$5,164
Tax adjustment in respect of different tax rates	80	(923)	(1,214)
Deferred taxes on losses for which full valuation allowance was provided in the past	236	131	(455)
Tax-deductible costs, not included in the accounting costs	-	(733)	(342)
Tax benefits in respect of prior years, net	(516)	(133)	1,262
Nondeductible expenses	82	177	(232)
Uncertain tax position and other differences	(2,576)	(339)	(234)

Income tax	$2,307	$3,681	$3,949

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the year ended December 31, 2014, the Company recorded $ 156 of tax income, and $ 324 and $ 159 of tax expenses recorded during the years ended December, 31, 2015 and 2016 as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2014	$498

Decrease in tax positions taken in prior years	(156)

Gross unrecognized tax benefits at December 31, 2014	342

Increase in tax positions taken in prior years	469

Decrease in tax positions taken in prior years	(145)

Gross unrecognized tax benefits at December 31, 2015	666

Increase in tax positions taken in prior years	159

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2016	$825

As of December 31, 2016, the entire amount of unrecognized tax benefit could affect the Company’s income tax provision and the effective tax rate.

NOTE 14:-	EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Issuance of ordinary shares:

On March 5, 2014, the Company issued in a secondary public offering 6,903,141 Ordinary shares at a price of $ 8.5 per share. Total net proceeds from the issuance amounted to $ 54,726.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

c.	Stock Option Plans:

Under the Company’s 2007 Stock Option Plan, as amended (“the 2007 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the original 2007 Stock Option Plan, the Company reserved 1,500,000 Ordinary shares for issuance. In 2012, the Company increased the number of Ordinary shares reserved for issuance under the 2007 Plan by additional 1,000,000 Ordinary shares.

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2016, an aggregate of 1,000,000 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option

The exercise price for each option is determined by the Board of Directors and set forth in the Company’s award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2007 Plan.

A summary of employee option activity under the 2007 Plan as of December 31, 2016 and changes during the year ended December 31, 2016 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2016	493,917	$4.47	5.99	$523
Granted	-	$-
Exercised	(20,550)	$2.01
Forfeited	-	$-

Outstanding at December 31, 2016	473,367	$4.58	5.10	$991

Exercisable at December 31, 2016	342,742	$3.80	4.36	$983

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2016. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2014, 2015 and 2016 was $ 741, $ 210 and $ 112, respectively. As of December 31, 2016, there was $ 60 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately three years.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

The options outstanding as of December 31, 2016, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	1,075	2.24	$-	1,075	$-
1.01-2	20,000	1.98	$1.12	20,000	$1.12
2.01-3	106,667	2.69	$2.31	106,667	$2.31
3.01-4	165,625	4.77	$4.00	165,625	$4.00
4.01-5	-	-	$-	-	$-
5.01-6	75,000	6.61	$6.00	-	$-
6.01-7	50,000	7.87	$6.89	21,875	$6.89
7.01-8	-	-	$-	-	$-
8.01-9	55,000	7.35	$8.01	27,500	$8.01

	473,367	5.10	$4.58	342,742	$3.80

d.	Accumulated other comprehensive income (loss):

	December 31,
	2014	2015	2016

Accumulated realized and unrealized gain on available-for-sale securities, net	$(121)	$35	$40
Accumulated foreign currency translation adjustments	(5,243)	(6,756)	(7,494)
Accumulated unrealized gain (loss) on derivative instruments, net	17	26	26

Total other comprehensive income (loss)	$(5,347)	$(6,695)	$(7,428)

e.	On September 4, 2012, the Company’s Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company’s Board of Directors may at its discretion and at any time, change, the rate of dividend distributions and/or not to distribute a dividend, whether as a result of a one-time decision or a change in policy, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

In respect to the policy mentioned above, from September 10, 2012 through August 12, 2013 the Company declared accumulated cash dividend distributions of $ 0.31 per share ($ 11,448 in the aggregate). On February 18, 2014, the Company declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate). On August 19, 2014 the Company declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 5, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, the Company declared a dividend distribution of $ 0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share ($ 3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, the Company declared a dividend distribution of $ 0.085 per share ($ 3,770 in the aggregate) which was paid on September 22, 2016. Subsequent to the balance sheet date, on February 22, 2017, the Company declared a dividend distribution of $ 0.085 per share ($ 3,774 in the aggregate, see also Note 20).

f.	On November 2014, a subsidiary of the Company granted to one of its executive officers, options exercisable for 1,167 Ordinary shares in the subsidiary that are exercisable if the subsidiary meets certain operational financial results. The exercise price of the options was NIS 1 per share. Total fair value of the grant was calculated based on the subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share). On October 2015, the options were exercised and 1,167 Ordinary shares of the subsidiary were issued.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $574, $1,638 and $3,950, in aggregate for the years ended December 31, 2014, 2015 and 2016, respectively and acquired services and hardware amounting to approximately $245, $231 and $102 for the years ended December 31, 2014, 2015 and 2016, respectively.

As of December 31, 2016, the Company had trade payables balances due to its related parties in amount of approximately $107. In addition, as of December 31, 2016, the Company had trade and other receivables balances due from its related parties in amount of approximately $1,909.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2014	2015	2016

Total costs	$9,017	$8,735	$10,063
Less - capitalized software costs	(4,267)	(3,847)	(4,224)

Research and development, net	$4,750	$4,888	$5,839

b.	Financial income (expenses), net:

Bank charges offset by interest from short term deposits	$(156)	$64	$(199)
Interest expenses related to liabilities in connection with acquisitions	(152)	-	(257)
Interest income from marketable securities, net of amortization of premium on marketable securities	91	231	240
Loss arising from foreign currency translation and other	(1,569)	(980)	(214)

Financial income(expenses), net	$(1,786)	$(685)	$(430)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2016, are as follows:

2017	$2,133
2018	1,179
2019	639
2020 and thereafter	323

$4,274

Rent expenses for the years ended December 31, 2014, 2015 and 2016 were approximately $ 1,736, $ 2,045 and $ 2,204, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties of up to $ 74.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company and its subsidiaries currently occupy approximately 160,760 square feet of space based on a lease agreements as of December 31, 2016. The Group has diverse liability for the lease agreements varying from six months to five years.

As of December 31, 2016, the aggregated amount of lease commitment in all locations mentioned above is approximately $ 3,920.

b.	Guarantees and Collaterals:

As of December 31, 2016, the Company has provided performance bank guarantees in the amount of $586 as security for the performance of various contracts with customers. As of December 31, 2016, the Company has restricted bank deposits of $ 261 in favor of the issuing banks.

As of December 31, 2016, the Company has restricted bank deposits of $ 255 in favor of various contracts with customers.

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

d.	In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties (the “First Arbitration”). The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined the damages that the Company should pay the plaintiffs an amount of $2.3 million. Our financial results of operations of 2014 included a net impact of $1.6 million resulting from the arbitration expenses.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES (Cont.)

In September 2016, the same software company filed a lawsuit for the sum of NIS 34,106,000 against the Company and one of its subsidiaries, in the context of the First Arbitration. In the lawsuit, the software company claims that warning letters that the Company has sent to its clients in Israel and abroad, warning the clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of the Company’s copyrights (the “Warning Letters”) may have caused it irreparable damages resulting from the loss profit of potential business transactions. The lawsuit is based on the decision given in the First Arbitration, in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed between the parties and awarded certain damages to the software company.

The software company claims that the First Arbitration awarded it damages for only the years 2009 and 2010, and they are allowed to sue for damages relating to the years 2011 through 2016 in separate proceedings. On January 23, 2017, the Company filed its statement of defense, maintaining, on various grounds, that the new lawsuit must be dismissed. The plaintiffs filed their response on April 2, 2017. In view of the nature of the claims, both factual and legal, that were raised in the proceedings, the likelihood of an expert-based ruling and given the preliminary stage of the proceeding, it is impossible at this stage to properly evaluate the prospect of the lawsuit being successful.

In addition to the above mentioned legal proceedings, the Company is also involved in various legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 18:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2014	2015	2016

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$15,520	$16,198	$11,907

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	43,287,523	44,247,556	44,347,083
Effect of dilutive securities	17,291	204,510	168,953

Denominator for diluted net earnings per share	43,304,814	44,452,066	44,516,036

Basic earnings per share	$0.36	$0.37	$0.27

Diluted earnings per share	$0.36	$0.36	$0.27

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies. This data is presented in accordance with ASC 280, “Segment Reporting.”

Headquarters’ general and administrative costs have not been allocated between the different segments.

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

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2015

Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596

Segment operating income (loss)	$14,308	$10,375	$(3,249)	$21,434

Depreciation and amortization	$6,562	$3,042	$281	$9,885

2016

Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,847	118,414	3,298	180,559

Segment operating income (loss)	$11,987	$12,398	$(3,298)	$21,087

Depreciation and amortization	$7,531	$3,769	$308	$11,608

c.	The Company’s business is divided into the following geographic areas: Israel, Europe, United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016

Israel	$29,198	$36,401	$58,079
Europe	37,409	29,084	23,642
United States	82,470	92,577	100,470
Japan	11,299	10,092	11,226
Other	3,928	7,876	8,229

	$164,304	$176,030	$201,646

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2015	2016

Israel	$59,770	$110,213
Europe	1,402	1,302
United States	29,990	30,777
Japan	4,765	4,887
Other	3,253	3,068

	$99,180	$150,247

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2014, 2015 and 2016, the Company had one major customer, included in the IT professional services segment, which accounted for 3%, 11% and 9% of the group revenues, respectively.

NOTE 20:-	SUBSEQUENT EVENTS

a.	On February 22, 2017, the Company declared a dividend distribution of $ 0.085 per share ($ 3,774 in the aggregate) which was paid on April 5, 2017. The dividend distribution relates to the Company’s earnings in the second half of 2016. In determining the dividend amount, the company’s Board of Directors determined to exclude the impact of the increase recorded in contingent consideration related to acquisitions and an increase in the value of put options related to redeemable non-controlling interests in the amount of $ 3,090, both non-cash items.

MAGIC SOFTWARE ENTERPRISES LTD.

AND ITS SUBSIDIARIES

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2016:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd.	100	South Africa
Appbuilder Solutions Ltd.	100	U.K.
Complete Business Solutions Ltd.	100	Israel
DataMind Technologies Ltd.	80	Israel
Comm-IT Technology Solutions Ltd.	77.8	Israel
Comm-IT Software Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Comm-IT Embedded Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	75	Israel
Valinor Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Dario IT Solutions Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Quickode Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Twingo Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	60	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd.	100	U.K.
Roshtov Software Industries Ltd.	60	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc.	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
F.T.S Formula Telecom Solutions, Ltd.	100	Israel
F.T.S Bulgaria Ltd.	100	Bulgaria
Comblack IT Ltd.	70	Israel
Yes-IT Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Shavit Software (2009) Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	70	U.S.A
Infinigy Engineering LLP (a subsidiary of Infinigy Solutions LLC.)	99.9	U.S.A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the “Company”) as of December 31, 2015 and 2016, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

Tokyo, Japan	/s/ KDA Audit Corporation
January 27, 2017	KDA Audit Corporation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: April 27, 2017

101