Form 20-F
period 2017-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2018-04-30
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

44,488,578 Ordinary Shares, par value NIS 0. 1 per share

(as of December 31, 2017)

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒	U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other

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

INTRODUCTION

We are a global provider of (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform )“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 2,000 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary application platform for developing and deploying business applications.

●	AppBuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary platform for application integration.

●	Magic xpc – hybrid integration platform as a service (iPaaS).

These software solutions enable our customers to improve their business performance and return on investment by supporting cost-effective and rapid delivery integration of business applications, systems and databases. Using our products, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, our software solutions are scalable and platform-agnostic, enabling our customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our platforms also support the development of mobile applications that can be deployed on a variety of smartphones and tablets, and in a cloud environment. In addition, we continuously evolve our platforms to include the latest technologies to meet the demands of our customers and the markets in which they operate.

We sell our platforms globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, Magic xpi, AppBuilder and Magic xpc projects, and assuring successful operation of the platforms once installed.

i

Our vertical packaged software solutions include:

●	Clicks – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Solution – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes solution is delivered on a licensed or fully hosted basis

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

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

ii

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Magic,” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Magic Software Enterprises Ltd. and its consolidated subsidiaries;

●	References to “our shares,” “Ordinary Shares” and similar expressions refer to Magic’s Ordinary Shares, par value NIS 0. 1 per share;

●	References to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	References to the “Articles” are to our Amended Articles of Association, as currently in effect;

●	References to the “Securities Act” are to the Securities Act of 1933, as amended;

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “NASDAQ” are to the NASDAQ Stock Market;

●	References to the “TASE” are to the Tel Aviv Stock Exchange; and

●	References to the “SEC” are to the United States Securities and Exchange Commission.

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

iii

iv

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

The following table summarizes certain selected consolidated financial data for the periods and as of the dates indicated. The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

We derived the following consolidated statement of income data for the years ended December 31, 2015, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016 and 2017 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the year ended December 31, 2013 and 2014 and the consolidated balance sheet data as of December 31, 2013, 2014 and 2015 are derived from our audited consolidated financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars.

Statement of Income Data:

	Year ended December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands, except per share data)
Revenues:
Software	$23,254	$25,351	$21,598	$19,626	$21,644
Maintenance and technical support	22,685	22,780	22,908	25,885	30,386
Consulting services	99,019	116,173	131,524	156,135	206,110
Total revenues	144,958	164,304	176,030	201,646	$258,140
Cost of revenues:
Software	6,648	7,646	7,836	8,674	9,564
Maintenance and technical support	2,949	2,921	2,466	2,952	3,888
Consulting services	76,296	89,160	102,919	121,756	161,709
Total cost of revenues	85,893	99,727	113,221	133,382	175,161
Gross profit	59,065	64,577	62,809	68,264	82,979
Operating costs and expenses:
Research and development, net	3,706	4,750	4,888	5,839	6,942
Selling and marketing	23,066	24,580	23,062	23,776	27,244
General and administrative	13,166	14,521	13,425	17,562	22,837
Operating income	19,127	20,726	21,434	21,087	25,956
Financial income (expense), net	(684)	(1,786)	(685)	(430)	(1,711)
Other income (expense), net	(12)	(67)	8	-	-
Income before taxes on income	18,431	18,873	20,757	20,657	24,245
Tax benefit (taxes on income)	(1,575)	(2,307)	(3,681)	(3,949)	(6,331)
Net income	$16,856	$16,566	$17,076	$16,708	$17,914
Change in redeemable non-controlling interests	546	425	639	4,520	1,536
Net income attributable to non-controlling interests	430	621	239	281	936
Net income attributable to Magic’s Shareholders	15,880	15,520	16,198	11,907	15,442
Basic earnings per share (1)	$0.43	$0.36	$0.37	$0.27	$0.35
Diluted earnings per share	$0.43	$0.36	$0.36	$0.27	$0.35
Shares used to compute basic earnings per share (2)	36,835	44,172	44,248	44,347	44,436
Shares used to compute diluted earnings per share	37,294	43,305	44,452	44,516	44,597
Dividends	7,723	8,681	7,788	7,761	9,554
Cash dividend declared per ordinary share (1)	$0.21	$0.22	$0.18	$0.18	$0.22

Balance Sheet Data:

	December 31,
	2013	2014	2015	2016	2017
	(U.S. dollars in thousands)
Working capital	$45,171	$103,049	$106,945	$113,668	$122,403
Cash, cash equivalents, short term deposits and marketable securities	35,988	84,430	76,684	87,822	90,946
Total assets	167,003	224,184	239,846	316,399	342,539
Total equity	129,131	187,724	193,106	196,641	213,563

(1)

From September 10, 2012 through September 3, 2013 we declared and paid accumulated cash dividend distributions of $ 0.31 per share ($ 11,448 in the aggregate). On February 18, 2014, we declared a dividend distribution of $ 0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 we declared a dividend distribution of $ 0.095 per share ($ 4,195 in the aggregate) which was paid on September 4, 2014. On February 5, 2015, we declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, we declared a dividend distribution of $ 0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, we declared a dividend distribution of $ 0.09 per share ($ 3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, we declared a dividend distribution of $ 0.085 per share ($ 3,770 in the aggregate) which was paid on September 22, 2016. On February 22, 2017, we declared a dividend distribution of $ 0.085 per share ($ 3,774 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, we declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. Subsequent to the balance sheet date, on February 28, 2018, we declared a dividend distribution of $ 0.13 per share ($ 5,784 in the aggregate) which was paid on March 26, 2018.

(2)

On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our Ordinary Shares including 900,000 Ordinary Shares sold pursuant to the underwriters' full exercise of their over-allotment option at a price to the public of $8.50 per share pursuant to an underwriting agreement with Barclays Capital Inc. and William Blair & Company, L.L.C, as representative of certain underwriters.

Dividend Policy

Our Board of Directors’ dividend policy is to distribute dividends of up to 75% of our annual distributable profits each year (amended on August 9, 2017 from previously 50% of our annual distributable profits each year), subject to any applicable law. We have paid dividends since 2012. Our Board of Directors may in its discretion and at any time, whether as a result of a one-time decision or a change in policy, change the rate of dividend distributions or decide not to distribute a dividend.

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

We derive a significant portion of our revenues from sales of application and integration platforms and vertical software solutions and from related professional services, software maintenance and technical support as well as from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa, Magic xpi, AppBuilder and Magic xpc brands and our vertical packaged software solutions, primarily Clicks, Leap™, the Hermes solution and HR Pulse. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

The introduction of new technologies and devices could render existing products and services obsolete and unmarketable and could exert price pressures on our products and services. Our future success will depend upon our ability to address the increasingly sophisticated needs of our customers by:

●	Supporting existing and emerging hardware, software, databases and networking platforms; and

●	Developing and introducing new and enhanced software development technology and applications that keeps pace with such technological developments, emerging new product markets and changing customer requirements.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively affect our revenues and profitability.

Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services.

Adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies, which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance.

If our customers terminate contracted projects or choose not to retain us for additional projects, our revenues and profitability may be negatively affected.

Our IT professional services customers typically retain us on a non-exclusive basis. Many of our customer contracts, including those that are on a fixed price and timeframe basis, can be terminated by the customer with or without cause upon 90 days’ notice or less, and generally without termination-related penalties. Additionally, our contracts with customers are typically limited to discrete projects without any commitment to a specific volume of business or future work and may involve multiple stages. Furthermore, the increased breadth of our service offerings may result in larger and more complex projects for our customers that require us to devote resources to more thoroughly understand their operations. Despite these efforts, our customers may choose not to retain us for additional stages or may cancel or delay planned or existing engagements due to any number of factors, including:

●	a customer’s financial difficulties;

●	a change in a customer’s strategic priorities;

●	a customer’s demand for price reductions; and

●	a decision by a customer to utilize its in-house IT capacity or work with our competitors.

These potential terminations, cancellations or delays in planned or existing engagements could make it difficult for us to use our personnel efficiently and may negatively affect our revenues and profitability.

We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

We enter from time to time into number of firm fixed-price contracts. If our initial cost estimates are incorrect, it may cause losses on these contracts. Because many of these contracts involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

Our ability to attract and retain customers depends to a large extent on our relationships with our customers and our reputation for high quality solutions, professional services and integrity. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a customer’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely affects our customers’ businesses.

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

We compete with other companies in the areas of application platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, vertical solutions and professional services markets in which we operate. The growth of the cloud computing market has increased the competition in these areas. We expect that such competition will continue to increase in the future with respect to our technology, applications and professional services that we currently offer and applications, and with respect to our services that we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

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

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. The global and domestic economies continue to face a number of economic challenges, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral.

We are exposed to economic and market conditions that impact the communications industry.

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

Downturns in the business climate for telecom companies have previously resulted in slower customer buying decisions and price pressures that adversely affected our ability to generate revenue. Adverse market conditions may have a negative impact on our business by decreasing our new customer engagements and the size of initial spending commitments under those engagements, as well as decreasing the level of discretionary spending by existing customers. In addition, a slowdown in buying decisions may extend our sales cycle period and may limit our ability to forecast our flow of new contracts. If such adverse business conditions arise in the future, our business may be harmed.

As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. In the past five years we made numerous acquisitions, including: (i) in 2013, Dario Solutions IT Ltd., a provider of software integration and software solutions for large and mid-range customers in Israel and Microsoft Gold Level Partner; (ii) in 2013, Valinor Ltd., a Microsoft Certified Partner and a Oracle Gold Level Partner that specializes in project and product consultation, and the installation and implementation of databases; (iii) in 2013, the enterprise division of AllStates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, engineering and telecom personnel; (iv) in 2014, Datamind, a system integrator of user-driven Business Intelligence (“BI”) solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are; (v) in 2014, Formula Telecom Solutions Ltd., an Israeli based global proprietary software vendor that specializes in the development, sale, service and support of business support systems, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things, or M2M/IoT, payment and other industries; (vi) in 2015, Comblack IT Ltd, an Israeli-based company specializing in software professional services and outsource services for mainframes and complex large-scale environments; (vii) in 2015, Infinigy Solutions LLC, a U.S.-based services company focused on expanding the development and implementation of technical solutions which delivers design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry; (viii) in 2016, Roshtov Software Industries Ltd, an Israeli-based software company that is a local Israeli market leader in patient medical record information systems; (ix) in 2016, Shavit Software (2009) Ltd., an Israeli-based company specializing in software professional and outsource services; and (x) in late December 2017, Futurewave Systems, Inc., a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel.

Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in order to expand our business. Failure to manage and successfully integrate such acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products technologies and professional services to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products. If we acquire other businesses, we may face difficulties, including:

●	Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

●	Integrating financial forecasting and controls, procedures and reporting cycles;

●	Potential difficulties in completing projects associated with in-process research and development;

●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

●	Insufficient revenue to offset increased expenses associated with acquisitions; and

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $ 86.5 million as of December 31, 2013 to approximately $149.2 million as of December 31, 2017 because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,300 as of December 31, 2013 to approximately 2,052 as of December 31, 2017 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

●	Recruiting, training and retaining skilled technical, marketing and management personnel;

●	Maintaining high quality standards;

●	Preserving our corporate culture, values and entrepreneurial environment;

●	Developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

●	Maintaining high levels of customer satisfaction.

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

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals and upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and outsourcing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and, to a lesser extent, temporary personnel agencies, and competition may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and customer preferences. Demand for qualified professionals conversant with certain technologies may exceed supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins

We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

We have experienced, and in the future may continue to experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

●	The size and timing of orders;

●	The high level of competition that we encounter;

●	The timing of our products introductions or enhancements or those of our competitors or of providers of complementary products;

●	Market acceptance of our new products, applications and services;

●	The purchasing patterns and budget cycles of our customers and end-users;

●	The mix of product sales;

●	Exchange rate fluctuations;

●	General economic conditions; and

●	The integration of newly acquired businesses.

Our customers ordinarily require the delivery of our products promptly after we accept their orders. With the exception of contracts for services and packaged software solution projects, which normally would extend between nine to twenty four months, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another or from one year to another could adversely affect our results of operations for the respective quarter or year. Our customers sometimes require an acceptance test for services and packaged software solutions projects we provide and as a result, we may have a significant backlog of orders arising from those services and projects. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter or year do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that period may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

The majority of revenues of two of our principal IT professional services subsidiaries and of our 2016 acquired Roshtov subsidiary are dependent upon a small number of key customers. Therefore a significant decrease in revenues from such customers could adversely affect our business, results of operations and financial condition.

We depend on repeat product and professional services revenues from existing customers. Our five largest customers accounted for, in the aggregate, 18% and 27% of our revenues in the years ended December 31, 2016 and 2017, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, or not to continue using our products, or decide to significantly decrease their total spend with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a long-term contract until December 31, 2020, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-day notice without any penalty.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products and packaged software solutions through our own direct sales representatives and offices, as well as through third parties that in the case of our development platforms (Magic xpa and AppBuilder) use our technology to develop and sell solutions to their customers (ISVs) and through system integrators. The ISVs then sell the applications they develop on the Magic xpa or AppBuilder application platforms to end-users. In some regions, especially in Asia and Asia-Pacific, Central and Eastern Europe, Spain, Italy, South America, Africa and a few countries in the Mediterranean area, we also sell our products and packaged software solutions through a broad distribution and sales network, including independent regional distributers. We are dependent upon the acceptance of our products by our ISVs and independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling competitive products. Our ISVs may stop using our technology to develop and sell solutions to end-users. Similarly, our independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by a decline in the number of ISVs utilizing our technology and by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors. If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

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

We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

While our principal executive offices are located in Israel, 79%, 71% and 64% of our sales in the years ended December 31, 2015, 2016 and 2017, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Compliance with a wide variety of foreign regulatory standards;

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	Import and export license requirements, tariffs, taxes and other trade barriers;

●	Political, social and economic instability abroad, terrorist attacks and security concerns in general. For example, our operations in India may be adversely affected by future political and other events in the region;

●	Trade restrictions;

●	Changes in tariffs;

●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

●	Increased financial accounting and reporting requirements and complexities;

●	Weaker protection of intellectual property rights in some countries;

●	Greater difficulty in safeguarding intellectual property;

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	The need to localize our products and licensing programs for international customers;

As we continue to expand our business globally, our success will depend, largely, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Currency exchange rate fluctuations in the markets in which we conduct business could adversely affect our business, results of operations and financial condition.

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2015, 2016 and 2017, approximately 47%, 50% and 52% of our revenues, respectively, were derived from sales outside the United States, particularly , Israel, Europe, Japan and Asia-Pacific, the United Kingdom and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities because of such events, even for a limited period, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Maintaining the security of our products, computers and networks is a critical issue for our customers and us. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, outside parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business. These risks are persistent and likely will increase as we continue to grow our cloud offerings and services and store and process increasingly large amounts of our customers' confidential information and data. We also may acquire companies, products, services and technologies and inherit such risks when we integrate these acquisitions within our company. Further, as regulatory focus on privacy issues continues to increase and become more complex, these potential risks to our business will intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data could greatly increase our cost of providing our products and services.

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

In particular, our European activities will be subject to the new European Union General Data Protection Regulation, or GDPR, which will create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

Furthermore, the application of existing laws to cloud-based solutions is particularly uncertain and cloud-based solutions may be subject to further regulation, the impact of which cannot be fully understood at this time. Moreover, these laws may be interpreted and applied in a manner that is inconsistent with our data and privacy practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data and privacy practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, any new regulation, or interpretation of existing regulation, imposing greater fees or taxes on internet-based services, or restricting information exchange over the Web, could result in a decline in the use and adversely affect sales of our products and our results of operations.

Our products have a lengthy sales cycle that could adversely affect our revenues.

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

Our proprietary platforms and vertical software solutions may contain defects that may be costly to correct, delay their market acceptance and expose us to difficulties in the collection of receivables and to litigation.

Despite our regular quality assurance testing, as well as testing performed by our partners and end-users who participate in our beta-testing programs, undetected errors or “bugs” may be found in our software products or in applications developed with our technology. This risk is exacerbated by the fact that a significant percentage of the applications developed with our technology were and are likely to continue to be developed by our ISVs, system integrators and enterprises over which we exercise no supervision or control. If defects are discovered, we may not be able to successfully correct them in a timely manner or at all. Defects and failures in our products could result in a loss of, or delay in, market acceptance of our products, as well as difficulties in the collection of receivables and litigation, and could damage our reputation.

Our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims that may not be effective or enforceable under the laws of some jurisdictions. In addition, the professional liability insurance that we maintain may not be sufficient against potential claims. Accordingly, we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and such claims could harm our business.

The software industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patents and other intellectual property rights. In particular, leading companies in the software industry own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. From time to time, third parties, including certain of these leading companies, may assert patent, copyright, trademark or other intellectual property claims against us, our customers and partners, and those from whom we license technology and intellectual property.

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

Any intellectual property infringement or misappropriation claim or assertion against us, our customers or partners, and those from whom we license technology and intellectual property could have a material adverse effect on our business, financial condition, reputation and competitive position regardless of the validity or outcome. If we are forced to defend against any infringement or misappropriation claims, whether they are with or without merit, are settled out of court, or are determined in our favor, we may be required to expend significant time and financial resources on the defense of such claims. Furthermore, an adverse outcome of a dispute may require us to pay damages, potentially including treble damages and attorneys’ fees, if we are found to have willfully infringed on a party’s intellectual property; cease making, licensing or using our products or services that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to redesign our products or services; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or works; and to indemnify our partners, customers, and other third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Any of these events could seriously harm our business, results of operations and financial condition. In addition, any lawsuits regarding intellectual property rights, regardless of their success, could be expensive to resolve and divert the time and attention of our management and technical personnel.

Our proprietary technology and packaged software solutions are difficult to protect and unauthorized use of our proprietary technology by third parties may impair our ability to compete effectively.

Our success and ability to compete depend in large part upon our ability to protect our proprietary technology. In accordance with industry practice, since we have no registered patents on our software solution technologies, we rely on a combination of trade secret and copyright laws and confidentiality, non-disclosure and assignment-of-inventions agreements to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. Therefore, we distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products and our policy is to require employees and consultants to execute confidentiality and non-compete agreements upon the commencement of their relationships with us. These measures may not be adequate to protect our technology from third-party infringement, and our competitors might independently develop technologies that are substantially equivalent or superior to ours. Additionally, our products may be sold in foreign countries that provide less protection for intellectual property rights than that provided under U.S. or Israeli laws.

Our customers and we rely on technology and intellectual property of third parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third party technology could limit the functionality of our products and might require us to redesign our products.

Further, although we believe that there are currently adequate replacements for the third-party technology and intellectual property we presently use and distribute, the loss of our right to use any of this technology and intellectual property could result in delays in producing or delivering affected products until equivalent technology or intellectual property is identified, licensed or otherwise procured, and integrated. Our business would be disrupted if any technology and intellectual property we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required either to attempt to redesign our products to function with technology and intellectual property available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in product sales and the release of new product offerings. Alternatively, we might be forced to limit the features available in affected products. Any of these results could harm our business and impact our results of operations.

Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

Some of our services and technologies may incorporate software licensed under so-called “open source” licenses, including, but not limited to, the GNU General Public License and the GNU Lesser General Public License. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on origin of the software. Additionally, open source licenses typically require that source code subject to the license be made available to the public and that any modifications or derivative works to open source software continue to be licensed under open source licenses. These open source licenses typically mandate that proprietary software, when combined in specific ways with open source software, become subject to the open source license. If we combine our proprietary software with open source software, we could be required to release the source code of our proprietary software.

We take steps to ensure that our proprietary software is not combined with, and does not incorporate, open source software in ways that would require our proprietary software to be subject to an open source license. However, few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to some uncertainty. Additionally, we rely on multiple software programmers to design our proprietary technologies, and although we take steps to prevent our programmers from including open source software in the technologies and software code that they design, write and modify, we do not exercise complete control over the development efforts of our programmers and we cannot be certain that our programmers have not incorporated open source software into our proprietary products and technologies or that they will not do so in the future. In the event that portions of our proprietary technology are determined to be subject to an open source license, we could be required to publicly release the affected portions of our source code, re-engineer all or a portion of our technologies, or otherwise be limited in the licensing of our technologies, each of which could reduce or eliminate the value of our services and technologies and materially and adversely affect our business, results of operations and prospects.

We could be required to provide the source code of our products to our customers.

Some of our customers have the right to require the source code of our products to be deposited into a source code escrow. Under certain circumstances, our source code could be released to our customers. The conditions triggering the release of our source code vary by customer. A release of our source code would give our customers access to our trade secrets and other proprietary and confidential information that could harm our business, results of operations and financial condition. A few of our customers have the right to use the source code of some of our products based on the license agreements signed with such clients (mostly with respect to older versions of our solutions), although such use is limited for specific matters and cases, these clients are exposed to some of our trade secrets and other proprietary and confidential information which could harm us.

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

Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

As a multinational corporation, we are subject to income taxes, withholding taxes and indirect taxes in numerous jurisdictions worldwide. Significant judgment and management attention and resources are required in evaluating our tax positions and our worldwide provision for taxes. In the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. In addition, our tax obligations and effective tax rates could be adversely affected by changes in the relevant tax, accounting, and other laws, regulations, principles and interpretations. This may include recognizing tax losses or lower than anticipated earnings in jurisdictions where we have lower statutory rates and higher than anticipated earnings in jurisdictions where we have higher statutory rates, changes in foreign currency exchange rates, or changes in the valuation of our deferred tax assets and liabilities.

We may be audited in various jurisdictions, and such jurisdictions may assess additional taxes against us. If we experience unfavorable results from one or more such tax audits, there could be an adverse effect on our tax rate and therefore on our net income. Although we believe our tax estimates are reasonable, the final determination of any tax audits or litigation could be materially different from our historical tax provisions and accruals, which could have a material adverse effect on our operating results or cash flows in the period or periods for which a determination is made. Additionally, we are subject to transfer pricing rules and regulations, including those relating to the flow of funds between us and our affiliates, which are designed to ensure that appropriate levels of income are reported in each jurisdiction in which we operate.

The U.S. Tax Cuts and Jobs Act of 2017 introduced significant changes to the U.S. Internal Revenue Code.

On December 22, 2017, President Trump signed into law the U.S. Tax Cuts and Jobs Act, or the TCJA, that significantly reforms the Internal Revenue Code of 1986, as amended, or the Code. The TCJA includes changes to U.S. federal corporate and individual income tax rates. As at December 31, 2017, we have not completed our accounting for the tax effects of enactment of the TCJA; however, we have made reasonable estimates of the effects on the existing deferred tax balances for which provisional amounts have been recorded.

The TCJA requires complex computations to be performed that were not previously required under U.S. tax law, significant judgments to be made in interpretation of the provisions of the TCJA and significant estimates in calculations, and the preparation and analysis of information not previously relevant or regularly produced. The U.S. Treasury Department, the IRS, and other standard-setting bodies could interpret or issue guidance on how provisions of the TCJA will be applied or otherwise administered that is different from our interpretation. As we complete our analysis of the TCJA, collect and prepare necessary data, and interpret any additional guidance, we may make adjustments to provisional amounts that we have recorded that may impact our provision for income taxes in the period in which the adjustments are made.

The base erosion and profit shifting, or BEPS, project undertaken by the Organization for Economic Cooperation and Development, or OECD, may have adverse consequences to our tax liabilities. The BEPS project contemplates changes to numerous international tax principles, as well as national tax incentives, and these changes, when adopted by individual countries, could adversely affect our provision for income taxes. Countries have only recently begun to translate the BEPS recommendations into specific national tax laws, and it remains difficult to predict the magnitude of the effect of such new rules on our financial results.

Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants that, if breached, could result in acceleration of our obligation to repay our debt.

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

In the past, securities class action litigations have often been brought against registrants following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 47.12% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 20,962,734 or 47.12%, of our outstanding Ordinary Shares as of December 31, 2017. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 26.31% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns 13.4% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

Although transactions between us and our controlling shareholders are subject to special approvals under Israeli law, Formula and Asseco may exercise their controlling influence over our operations and business strategy and use their sufficient voting power to control the outcome of various matters requiring shareholder approval. These matters may include:

●	The composition of our board of directors, which has the authority to direct our business and to appoint and remove our officers;

●	Approving or rejecting a merger, consolidation or other business combination;

●	Raising future capital; and

●	Amending our Articles, which govern the rights attached to our Ordinary Shares.

This concentration of ownership of our Ordinary Shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give one the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price.

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation”.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Ordinary Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2017. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2018, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Ordinary Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Ordinary Shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation”, or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the TCJA may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may affect holders of our Ordinary Shares that are United States shareholders. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Ordinary Shares, this may result in negative U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing our Ordinary Shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

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

Conflicts in North Africa and the Middle East, including in Egypt and Syria that border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

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

We are organized under Israeli law. The rights and responsibilities of holders of our Ordinary Shares are governed by our memorandum of association, articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith in exercising his or her rights and fulfilling his or her obligations toward the company and other shareholders and to refrain from abusing his power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. Israeli law provides that these duties are applicable in shareholder votes at the general meeting with respect to, among other things, amendments to a company’s articles of association, compensation policy, increases in a company’s authorized share capital, mergers and actions and transactions involving interests of officers, directors or other interested parties which require the shareholders’ general meeting’s approval. In addition, a controlling shareholder of an Israeli company or a shareholder who knows that he or she possesses the power to determine the outcome of a vote at a meeting of our shareholders, or who has, by virtue of the company’s articles of association, the power to appoint or prevent the appointment of an office holder in the company, or any other power with respect to the company, has a duty of fairness toward the company. The Israeli Companies Law does not establish criteria for determining whether or not a shareholder has acted in good faith.

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

Capital Expenditures and Divestitures since January 1, 2013

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

In November 2013, we acquired the enterprise division of Allstates Technical Services, LLC, a U.S.-based full-service provider of consulting and outsourcing solutions for IT, Engineering and Telecom personnel from KBR Inc. (NYSE: KBR) for a total consideration of $11.0 million. This division, now known as AllStates Consulting Services LLC, brings a strong reputation and an experienced growth-focused management team serving some of the world’s leading telecom and technology companies. The acquisition of the enterprise division of Allstates Technical Services, LLC broadens our existing U.S. footprint and adds leading Fortune 500 companies to our customer base. We believe that this acquisition will become an important contributor to our future growth.

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

In October 2016, we acquired a 100% equity interest in Shavit Software (2009) Ltd., or Shavit, an Israeli company, for a total consideration of $6.8 million, of which $4,699,000 was paid upon closing, $2,137,000 (measured based on present value) was allocated to deferred payment and contingent payment which is due in 2017. Shavit specializes in software professional and outsource management services.

In late December 2017, we acquired a 100% equity interest in Futurewave Systems, Inc., a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel, for a total consideration of $3.0 million.

Our fixed assets capital expenditures for the years ended December 31, 2015, 2016 and 2017 were approximately $1.1 million, $0.8 million and $1.4 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

B.	Business Overview

We are a global provider of (i) proprietary application development and business process integration platforms, (ii) selected packaged vertical software solutions, as well as (iii) a vendor of software services and IT outsourcing software services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology, maintenance and support and complementary services) and IT professional services.

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

In the aggregate, we have approximately 2,052 employees and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSP’s, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms

Throughout our history, we have traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development platform; and the second is our application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications.

Our software technology platforms consist of:

●	Magic xpa Application Platform - a proprietary application platform for developing and deploying business applications.

●	AppBuilder Application Platform - a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi Integration Platform - a proprietary platform for application integration

●	Magic xpc Integration Platform - hybrid integration platform as a service (iPaaS).

Our vertical software packages

●	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Solution – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

●	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

●	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

Our professional software and IT services

Our software professional services offerings include a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc

●	AllStates Consulting Services LLC

●	Futurewave Systems, INC

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions LLC Group

●	Shavit Software Ltd.

Partnerships and Alliances:

We continue to build on our existing strategic partnerships that include Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, IBM and SugarCRM to enhance our mobile, integration and cloud offerings.

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

In July 2015, we were recognized as “Salesforce Ecosystem Champion of the Year for France” for the Magic xpi Integration Platform with its pre-built and certified Salesforce adapter. In giving this award, Salesforce said their “growth is possible through the commitment to exceptional solutions and customer satisfaction provided by Salesforce partners like Magic Software.”

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

In 2016, we received the SugarCRM’s global ISV Partner Award for best engagement and teaming with fellow partners across the SugarCRM partner ecosystem.

In March 2017, we became a certified technology partner in the Technology Alliance Program for ServiceMax, a GE Digital company, the leader in cloud-based field service management solutions. As a result of this partnership, we launched a prebuilt, certified ServiceMax connector for our Magic xpi integration platform. This dedicated connector enables real-time business process integration between ServiceMax and other enterprise software, such as ERP systems, enabling ServiceMax customers to streamline field service processes, eliminate duplicate data entry, and increase productivity.

In March 2018, following extension of our partnership with Salesforce, we included new features in our Magic xpi 4.7 to make the integration between Salesforce and other systems even easier. By collaborating with Salesforce, we are significantly expanding our partners’ network and maximizing our service offering to customers around the world, enabling them to better serve their customers via all channels by connecting to back-office ERP and finance applications, and streamlining business processes across numerous applications.

We are an Oracle Platinum Partner, holding an Oracle Validated Integration status, a SAP Channel Gold Partner, holding SAP Certified Integration status, an IBM Server Proven, and a SYSPRO business partner, among others. We appear on the Salesforce AppExchange and are a featured partner on SugarCRM’s Sugar Exchange, marketplaces for apps provided by partners. We continue to update and strengthen our relationships with these major IT partners by attending partner events and by updating and certifying our Magic xpi connectors for each specific ecosystem.

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

We have identified the following trends that are relevant to the markets we operate in:

●	Increasingly complex business integration: In recent years, enterprises operate multiple applications and platforms, using various programming languages, resulting in complex enterprise information systems. Such systems and the ability to swiftly change, update, and upgrade them to support new business processes are crucial to the enterprise’s ability to cope with changes in the business, economic and regulatory environment. However, the introduction and integration of new business applications is complex, requires significant time and human resources and entails significant and often unpredicted costs. Therefore, enterprises are in need of solutions that will facilitate the rapid and seamless deployment of business applications.

●	Cloud, Platform-as-a-Service and Software-as-a-Service: Cloud, Platform-as-a-Service (PaaS) and Software-as-a-Service (SaaS) are each becoming a well-established phenomenon in some areas of enterprise IT. Cloud-hosted applications continue to grow as alternatives to internally managed systems as they deliver greater agility and meaningful cost savings to businesses. In addition, fast time-to-deployment, low cost-of-entry, and adoption of pay-as-you-go models drive growing adoption of SaaS applications. In turn, SaaS applications enable the rapid construction, deployment and management of some custom-built applications accessed as a service in the cloud. With more SaaS deployments, the need for integration tools that bridge the cloud apps with on-premise application increases.

●	Reusing IT assets/enterprise applications: In an increasingly dynamic technology, business and economic environment, organizations face mounting pressure to continue to leverage their large IT investments in enterprise applications, such as ERP and CRM, while increasing their ability to change business processes and support new ones. Tools to support lightweight yet rapid, iterative and modular development methodologies, reusable architectures and application life-cycle management are primary drivers for spending on application development worldwide.

●	Enterprise mobility: With the proliferation of smartphones and mobile platforms that support enterprise mobility, enterprise users now expect instant access to real-time information, a rich user experience, seamless integration with various enterprise systems and support to multiple mobile devices. As such, enterprises need to be able to develop device-independent and robust business solutions for fast and cost-effective mobile deployment.

●	Big Data: The amount of digital information that is being generated by enterprises each year, across a number of diverse data sources and formats, is growing rapidly. Enterprises are required to retain, process and analyze data to attain meaningful insights and gain competitive advantages, and therefore require versatile and flexible tools in order to quickly and reliably process these increasingly large amounts of data.

●	IT Consulting: The typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services.

●	Sourcing processes: The need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

●	Mobility & IT skills shortage: Growth in mobility skills demand is outpacing organizations’ ability to keep up, resulting in mobile strategists facing a skills shortage across the entire mobility ecosystem, with mobile application development skills in greatest demand. Poor availability of skilled staff is driving mobile strategists to outsource many functions across the mobility ecosystem, including application development and testing services. The increasing mobility skills gap will force mobile strategists to use a multifaceted application development and delivery approach. Gartner: How to Mitigate the Growing Mobility Skills Gap, September 2016).

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic xpi and Magic xpc provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic xpi and Magic xpc, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Our software technology solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and integration platforms that allow the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems and databases. Using our software solutions, enterprises and ISVs can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future-proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. In addition, we also offer a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM and other eco-systems. As such, we enjoy a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, healthcare providers, industrial companies, public institutions and international agencies.

The underlying principles and purpose of our technology are to provide:

●	Simplicity – the use of code-free/low code development tools instead of hard coding and multiple programming languages;

●	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks;

●	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability;

●	Automation of mundane tasks – to accelerate development and maintenance and reduce risk; and

●	Interoperability – to support business logic across multiple hardware and software platforms, operating systems and geographies.

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform and Magic xpc iPaaS solution delivers fast and simple integration and orchestration of business processes and applications. We gained 92 and 56 new Magic xpi end customers in 2017 and 2016, respectively. We also have an increasing number of customers that use both our Magic xpa and Magic xpi platforms to develop and deploy mobile apps quickly and easily. Some of our new engagements in 2017 included:

●	Assa Abloy AG, the Swiss global leader in locking systems and security technology, put the Magic xpi Integration Platform at the heart of the company’s new fully automated manufacturing system for its KESO keys, integrating Infor ERP, a custom-made Production Information System based on MS Dynamics CRM, and a proprietary Lock Management System.

●	Aisei Pharmacy Co., Ltd., which operates more than 300 dispensing pharmacies across Japan, chose Magic xpi Integration Platform to synchronize data between Marketo’s marketing automation software on the cloud and a proprietary CRM developed for pharmacy customer management.

●	DB Schenker, the world’s leading global logistics provider, implemented Magic xpi Integration Platform to connect webshop, ERP, warehouse, transport and return management software using SOAP technology and several databases.

●	Bishop-Wisecarver Group, a group of companies that offer guidance solutions, contract specialty manufacturing and mechatronic-based engineering services, implemented Magic xpi Integration Platform to automate the flow of data between multiple mission critical systems, including an ERP system, a B2C eCommerce platform, SugarCRM, and a B2B eCommerce platform.

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

In November 2017, we announced the release date of our newest cutting-edge Web development tool, a full Web client, for Magic xpa Application Platform. By entering the Composite Web Application market, we are addressing our customers and partners’ need for Single Web Application development, providing our loyal customers with access to the newest and most advanced programing frameworks, enabling them to leverage these new capabilities to quickly and efficiently develop high-quality applications. The new HTML5 Web client, based on Google’s popular open source Angular framework, will become commercially available in June 2018, providing our developer community with advanced capabilities to develop highly-responsive and device-agnostic Web applications. In addition, we plan to enable Web services to be consumed and provided via Apache Axis2, which will provide our customers a modern state-of- the-art Web services framework.

In addition, we further modernized our Integrated Development Environment (IDE) by moving toward a full-fledged Visual Studio-based studio, offering our users an even more intuitive and user-friendly experience.

The new enhancements will also include a 64-bit based engine, support for cloud databases and easy usage of JSON files. The product will also provide a more seamless and easier integration with Java, similar to the already existing integration with .NET, making the Magic xpa platform even more robust.

During 2017, Magic xpa was listed in Gartner’s Market Guide for Application Platforms report. In addition, Magic xpa was listed in the Forrester Wave™ for Mobile Low-Code Development Platforms.

AppBuilder Application Platform

AppBuilder, a platform we acquired in December 2011, is a proprietary development environment used for managing, maintaining and reusing complicated applications needed by large businesses. It provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

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

AppBuilder contains everything a development environment needs to create any type of simple or complex business application with platform-independent functionality, including:

●	System administration security controls for scope and permissions;

●	Migration, testing, and deployment functions;

●	Architecture-independent development;

●	An integrated toolset for designing, developing, and deploying applications;

●	Object-based components managed from host, server, or client repositories;

●	Support for Java/J2EE, COBOL, C#, and C programming languages;

●	An efficient, cross-platform code generation facility;

●	Ready-to-use business logic and libraries;

●	A remote prepare facility for mainframe development;

●	Multiple language user interface support; and

●	DBCS support.

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

Magic xpi Integration Platform

Our Magic xpi integration platform (an evolution of our original and formerly branded iBOLT platform, launched in 2003) is a graphical, wizard-based code-free solution delivering fast and simple integration and orchestration of business processes and applications. Magic xpi allows businesses to more easily view, access, and leverage their mission-critical information, delivering true enterprise application integration, or EAI, business process management, or BPM, and SOA infrastructure. Increasing the usability and life span of existing legacy and other IT systems, Magic xpi allows fast EAI, development and customization of diverse applications, systems and databases, assuring rapid return on invested capital and time-to-market, increased profitability and customer satisfaction.

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

In addition, we released/updated the following connectors:

●	Dynamics CRM 2013

●	Dynamics CRM 2015

●	Dynamics AX connector

●	SugarCRM upgrade to API V10

●	Google calendar – API upgrade

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

In March 2017, we released Magic xpi version 4.6 with enhancements including a New ServiceMax connector for quick and easy connectivity with ServiceMax, a New OData client connector for easy connectivity to ecosystems exposing services via this open standardized protocol, a SAP Business One connector verified for SAP Business One HANA and support for additional services and new and improved functionalities to our existing MS Dynamics CRM connector.

In August 2017, our Magic xpi integration platform was recognized by the analyst firm Ovum as a well-positioned integration platform that is a good option for small-and medium-size enterprises. In addition, Magic xpi was listed in 2017 in 10 Gartner reports including three Market Guides for Application Integration Platforms, HIP-Enabling Technologies and IoT Integration.

In March 2018, we released Magic xpi version 4.7 with a new OData Provider connector, Active Directory Federation Services (ADFS) support for the SharePoint Online (MOSS) connector, ability to write new connectors based on Magic xpa Application Platform’s runtime technology and multiple features to improve programming productivity, such as visual indicators of data flow status and an enhanced monitor to provide an even more accurate bird’s eye view of all running projects.

Magic xpc Integration Platform

In November 2017, we announced the expansion of our integration offering with the launch of Magic xpc, a hybrid integration platform as a service (IPaaS), which enable customers to accelerate digital transformation on the cloud, on-premises or on both.

Magic xpc is powered by its out-of-the-box integration connectors for mainstream business applications, databases, protocols and tools for building custom integrations. Magic’s iPaaS platform was built using node.JS and docker technology. Magic xpc users can monitor their integration flows and create and manage alerts from a single interface. Built on top of open-source components with no cloud vendor lock-in, Magic xpc is available on both public and private cloud platforms including, Amazon Web Services, Azure, and Google Cloud.

Vertical software solutions

Clicks™

Our Roshtov subsidiary has approximately three decades of proven experience based on its proprietary comprehensive core software solution for medical record information management systems, using in the design and management of patient-file for managed care and large-scale healthcare providers. The platform, which can be tailor-made to the specific needs of the healthcare provider, is connected to the clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

All of our clients that buy or subscribe to our Clicks software solution also enter into software support agreements with us for maintenance and support of their medical record management systems. In addition to immediate software support in the event of problems, these agreements allow clients to access new releases covered by support agreements. In addition, each client has 12-hour access, six days a week (6 hours on Friday) to the applicable call-center support teams.

We employ a team of 30 research and development specialists that together with our clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

There are four healthcare service providers in Israel, of which, Maccabi Healthcare Services and Clalit, which are the two largest healthcare providers in Israel accounting for 77% of the Israeli market, have been our customers since the early 1990's.

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

The following is a sample of the monetization solutions offered by FTS:

●	End-to-end, turnkey billing and customer care solutions;

●	Convergent, online charging and billing;

●	Policy control and charging;

●	MVNO/E billing;

●	Billing for content;

●	Interconnect billing;

●	M2M / IoT billing;

●	Broadband and multi-play billing;

●	Mobile money solutions;

●	E-commerce and M-commerce solutions;

●	Payments and mobile payments solutions;

●	Smart revenue sharing and partner management solutions and

●	Billing service bureau

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

During 2017, FTS was evaluated by Gartner in its Magic Quadrant for Integrated Revenue and Customer Management for CSPs. FTS has improved its position based on both of the Magic Quadrant axes, Completeness of Vision and Ability to Execute, according to Gartner’s evaluation of FTS’ IRCM products, including FTS Billing, FTS Policy Control and FTS express.

HR Pulse

Now in its 10th release, HR Pulse is a proprietary platform that creates and customizes software applications for HCM, with the goal to combine technology with effective processes, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making, resulting in increased organizational efficiency and effectiveness. HR Pulse addresses four distinct functional areas with the ability to also work as one consolidated system:

●	Performance and goal management:

●	Development management;

●	Talent management and succession planning; and

●	Compensation and merit review.

Our offering includes customizable ” out of the box” HCM SaaS Solutions, such as Pilat Frist and Pilat Professional, that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies.  The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360 degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

Hermes

Hermes has been developing and evolving cargo management systems for the air cargo industry since 2002. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Hermes software covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing.  Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes solution is delivered on a licensed or fully hosted basis. In 2016, Hermes supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

Our Value Proposition

Hermes systems are built with the specific needs of air cargo handlers and airlines in mind and are amongst the most versatile and sophisticated around. Hermes solutions are focused on maximizing customer profits by streamlining ground handling processes and employing built-in best practices to reduce handling errors. Hermes team of cargo experts carry out a full business analysis, listen to our customers’ requirements, suggest additional functionality and work with them to deliver an air cargo management solution that is streamlined around their processes and customized to their needs. Hermes works with everyone from smaller cargo handlers to large airlines all over the world and counts Menzies Aviation, WFS (FRA), Luxair, Etihad Airport Services and Frankfurt Cargo Services among their customers.

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

Product Development

We place considerable emphasis on research and development in order to improve and expand the functionality of our technologies and to develop new applications. We believe that our future success depends upon our ability to maintain our technological leadership, to enhance our existing products and to introduce new commercially viable products addressing the needs of our customers on a timely basis. We also intend to support emerging technologies as they are introduced in the same way we have supported new technologies in the past. We will continue to devote a significant portion of our resources to research and development. We believe that internal development of our technology is the most effective means of achieving our strategic objective of providing an extensive, integrated and feature-rich development technology. For significant version release see “Magic’s Software Solutions” discussed above.

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi and Magic xpc projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

IT Services

Background

Our IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Our integration services include:

●	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

●	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high performance transaction systems.

●	Application development - We specialize in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Our development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

With more than 1,400 experts and hundreds of projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Software sales	$21,598	$19,626	$21,644
Maintenance and technical support	22,908	25,885	30,386
Consulting services	131,524	156,135	206,110
Total revenues	$176,030	$201,646	$258,140

	Year ended December 31,
	2015	2016	2017
	(in thousands)
Israel	$36,401	$58,079	$91,917
Europe	29,084	23,642	26,635
United States.	92,577	100,470	123,113
Japan	10,092	11,226	9,253
Other	7,876	8,229	7,222
Total revenues	$176,030	$201,646	$258,140

Our Magic xpa, Magic xpi, Magic xpc and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple customers, typically within a vertical industry sector or a horizontal business function.

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

MatrixCare

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

Direct Sales. For Magic xpa and AppBuilder, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi and Magic xpc are mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2017, we had approximately 117 sales personnel including a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

More and more enterprises prefer to integrate their applications using integration platform as a service (iPaaS) technology and for this purpose we launched our new Magic xpc, a hybrid iPaaS solution.

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

Intellectual Property

In accordance with industry practice, since we have no registered patents on our software solution technologies, we rely upon a combination of copyright, trademark, trade secret laws and contractual restrictions to protect our rights in our software products. Our policy has been to pursue copyright protection for our software and related documentation and trademark registration of our product names. In addition, our key employees and independent contractors and distributors are required to sign non-disclosure and secrecy agreements.

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

Our trademark rights include rights associated with our use of our trademarks and rights obtained by registration of our trademarks. We have obtained trademark registrations in South Africa, Canada, China, Israel, the Netherlands (Benelux), Switzerland, Thailand, Japan, the United Kingdom and the United States. The initial terms of the registration of our trademarks range from 10 to 20 years and are renewable thereafter. Our use and registration of our trademarks do not ensure that we have superior rights to others that may have registered or used identical or related marks on related goods or services. We have registered a copyright for our software in the United States and Japan. In addition, we have registered copyrights for some of our manuals in the United States and have acquired an International Standard Book Number (ISBN) for some of our manuals. Our copyrights expire 70 years from date of first publication.

D.	Organizational Structure

Asseco, a Polish company listed on the Warsaw Stock Exchange, has a 26.31% interest in our controlling shareholder, Formula Systems (1985) Ltd., an Israeli publicly-traded company (NASDAQ: FORTY). As of March 31, 2018, Formula Systems beneficially owned 47.12% of our outstanding Ordinary Shares. Formula Systems is an international holding company principally engaged, through its subsidiaries and affiliates, in providing IT software consulting services, developing proprietary software products and producing computer-based solutions. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns 13.4% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2017:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc..	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V.	Netherlands	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	80%
AppBuilder Solutions Ltd	United Kingdom	100%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Roshtov Software Industries Ltd	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
Comblack IT Ltd…	Israel	70%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc	Georgia	100%
Infinigy Solutions LLC.	Georgia	70%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.)	Georgia	99.9%
Skysoft Solutions Ltd.	Israel	75%
Futurewave Systems, Inc.	Georgia	100%

C.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 23,841 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We paid $0.4 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2019. We have an option to terminate the lease upon six months prior written notice.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $2.3 million in the year ended December 31, 2017.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 36 active wholly-owned subsidiaries in the United States, Israel Europe, Asia and South Africa. Of such subsidiaries, 20 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 16 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprises worldwide to produce and integrate their business applications. Our application platforms, Magic xpa and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi and magic xpc technologies for business integration to enterprises using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

Vision and Focus Areas

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

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi, Magic xpc and AppBuilder brands and from related professional services, software maintenance and technical support as well as from packaged software solutions in several business verticals (mainly human recourses, cargo handling, patient medical records and billing), and from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

We also compete with other companies in the technical IT consulting and outsourcing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through five of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our five largest customers accounted for in the aggregate 18% and 27% of our revenues in the years ended December 31, 2016 and 2017, respectively. One of these five customers accounts for 98% of the revenues of a subsidiary and another customer accounts for 84% of the revenues of another subsidiary. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a long term contract until December 31, 2020, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

Revenue Mix

We derive our revenues from the sale of proprietary and third party software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was primarily affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our proprietary software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from third party software licenses and IT professional and outsourcing services. Any increase in the portion of third party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent and future business acquisitions.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. As such, in recent years we made numerous of acquisitions. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

●	If we acquire another business, we may face difficulties, including: Difficulties in integrating the operations, systems, technologies, products, and personnel of the acquired businesses or enterprises;

●	Diversion of management’s attention from normal daily operations of the business and the challenges of managing larger and more widespread operations resulting from acquisitions;

●	Potential difficulties in completing projects associated with in-process research and development;

●	Difficulties in entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

●	Insufficient revenue to offset increased expenses associated with acquisitions; and

●	The potential loss of key employees, customers, distributors, vendors and other business partners of the companies we acquire following and continuing after announcement of acquisition plans.

Impact of Currency Fluctuations and of Inflation

Our financial statements are stated in U.S. dollars, our functional currency. However, a substantial portion of our revenues and costs are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. The depreciation of such other currencies in relation to the U.S. dollar has the effect of reducing the U.S. dollar value of any of our liabilities which are payable in those other currencies (unless such costs or payables are linked to the U.S. dollar). Such depreciation also has the effect of decreasing the U.S. dollar value of any asset that is denominated in such other currencies or receivables payable in such other currencies (unless such receivables are linked to the U.S. dollar). In addition, the U.S. dollar value of revenues and expenses denominated in such other currencies would decrease. Conversely, the appreciation of any currency in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.

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

The following table sets forth for the periods indicated, (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2013	2014	2015	2016	2017
New Israeli Shekel	7.0%	(12)%	(0.3)%	(1.5)%	(9.8)%
Euro	4.3%	(11.5)%	(10.4)%	3.5%	(12.2)%
Japanese Yen	(22.1)%	(14.9)%	(0.8)%	(2.8)%	(3.8)%
British Pound	1.9%	(5.5)%	(4.9)%	20.6%	(9)%
Israeli Consumer Price Index	1.8%	(0.2)%	(1.0)%	(0.2)%	0.4%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2015, 2016 and 2017.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)

2015
Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596
Operating income (loss)	$14,308	$10,375	$(3,249)	$21,434
Depreciation, amortization and stock based compensation expenses	6,562	3,042	281	9,885
Capitalized software development costs	(3,847)	-	-	(3,847)
EBITDA	$17,023	$13,417	$(2,968)	$27,472

2016
Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,549	118,663	3,347	180,559
Operating income (loss)	$12,285	$12,149	$(3,347)	$21,087
Depreciation, amortization and stock based compensation expenses	7,531	3,769	460	11,760
Capitalized software development costs	(4,224)	-	-	(4,224)
EBITDA	$15,592	$15,918	$(2,887)	$28,623

2017
Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184
Operating income (loss)	$13,451	$16,482	$(3,977)	$25,956
Depreciation, amortization and stock based compensation expenses	9,242	4,100	347	13,689
Capitalized software development costs	(3,771)	-	-	(3,771)
EBITDA	$18,922	$20,582	$(3,630)	$35,874

Explanation of Key Income Statement Items

Revenues. Revenues are derived from sales of software licenses (proprietary and non-proprietary), related professional services, maintenance and technical support and other IT professional services, which include, cloud computing and IT consulting and outsourcing services. Revenues may continue to be affected by factors including market uncertainty, which can result in cautious spending in our global markets; changes in the geopolitical environment; sales cycles; fluctuation of exchange rates; changes in the mix of direct sales and indirect sales and variations in sales channels.

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Gross research and development costs	$8,735	$10,063	$10,713
Less capitalized software development costs	(3,847)	(4,224)	(3,771)
Research and development expenses, net	$4,888	$5,839	$6,942

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of salaries and related expenses for sales and marketing personnel, sales commissions, third party royalties, marketing programs and campaigns, website related expenses, public relations, on-line advertising, industry analyst relations, promotional materials, travel expenses and conferences and trade shows exhibit expenses, as well as amortization of acquired customer relationships recorded as a result of business combinations.

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2015	2016	2017
Revenues:
Software	12.3%	9.7%	8.4%
Maintenance and technical support	13.0	12.8	11.8
Consulting services	74.7	77.5	79.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	4.5	4.3	3.7
Maintenance and technical support	1.4	1.5	1.5
Consulting services	58.4	60.3	62.6
Total cost of revenues	64.3	66.1	67.8
Gross profit	35.7	33.9	32.1
Operating costs and expenses:
Research and development, net	2.8	2.9	2.7
Selling and marketing,	13.1	11.8	10.6
General and administrative	7.6	8.7	8.8
Total operating expenses, net	23.5	23.4	22.1
Operating income	12.2	10.5	10.1
Financial expenses, net	0.4	0.2	0.7
Income before taxes on income	11.8	10.3	9.4
Tax benefit (taxes on income)	(2.1)	(2.0)	(2.5)
Net income attributable to non-controlling interests	(0.5)	(2.4)	(0.6)
Net income attributable to Magic’s shareholders	9.2	5.9	6.0

Year Ended December 31, 2017 Compared With Year Ended December 31, 2016

Revenues. Revenues in 2017 increased by 28% from $201.6 million in 2016 to $258.1 million in 2017.

Revenues from the software services business segment increased by 9%, from $70.8 million in 2016 to $77.1 million in 2017, primarily attributable to the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated during the second half of 2016), accounting for 68% of the growth.

Revenues from the IT professional services business segment increased by 38% from $130.8 million in 2016 to $180.0 million in 2017, primarily attributable to (i) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S by all of our U.S subsidiaries and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year.

Revenues from sales of proprietary technology software licenses increased by 16% from $12.7 million in 2016 to $14.7 million in 2017. The increase in sales of licenses was attributable to (i) anticipated software renewal lifecycle among some of our AppBuilder’s larger enterprise customers, (ii) increased demand for the Magic xpi Integration Platform growing by 51% compared to 2016, offset by a decrease in our revenues of our vertical packaged software solution Leap™ following a successful completion of a large project and by a 6% decline in our Magic xpa licenses sale.

Revenues from sales of proprietary packaged and third party software solutions amounting to $6.9 million remained constant in 2016 and 2017.

Revenues from maintenance and technical support increased by 17% from $25.9 million in 2016 to $30.4 million in 2017. The increase in maintenance and technical support was primarily attributable to the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated during the second half of 2016).

Revenues from IT consulting services increased by 32% from $156.1 million in 2016 to $206.1 million in 2017. The increase was primarily attributable to (i) increased demand for the professional services offerings of in Israel by Comblack IT Ltd, and in the U.S. from all our U.S subsidiaries and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year.

The following table summarizes our revenues by geographical market for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	(in thousands)
Israel	$58,079	$91,917
Europe	23,642	26,635
United States	100,470	123,113
Japan	11,226	9,253
Other	8,229	7,222
Total revenues	$201,646	$258,140

Cost of Revenues. Cost of revenues increased by 31% from $133.4 million in 2016 to $175.2 million in 2017.

Cost of revenues for software increased from $8.7 million in 2016 to $9.6 million in 2017. The increase in cost of revenues for licenses was attributable to (i) the increase in amortization costs of acquired software, Clicks (acquired during the second half of 2016), and (ii) the increase in amortization of capitalized software development costs related to our Magic xpa and Magic xpi application development and integration platforms.

Cost of revenues for maintenance and technical support increased by 32% from $3.0 million in 2016 to $3.9 million in 2017, primarily due to the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated during the second half of 2016).

Cost of revenues for IT consulting services increased by 33% from $121.8 million in 2016 to $161.7 million in 2017. The increase in cost of revenues for IT consulting services was primarily attributable to (i) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year, with the remaining increase being consistent with the increase in revenues from IT consulting services. Cost of revenues for the years ended December 31, 2016 and 2017 include $15,000and $7,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2017 was 32% compared to gross margin of 34% in 2016. The decrease in gross margin was primarily attributable to (i) increase in sales of IT professional services carrying a lower gross margin compared to the increase in sales of software and Maintenance and technical support despite its higher gross margin and (ii) increase in amortization of capitalized software development costs (related to Magic xpa and Magic xpi application development and integration platforms) and acquired technology (related to Roshtov Software Industries Ltd) amounting to $5.4 million in 2017 compared to $4.5 million in 2016.

Research and Development Expenses, Net. Gross research and development costs increased by 6% from $10.1 million in 2016 to $10.7 million in 2017. Net research and development costs increased by 19% from $5.8 million in 2016 to $6.9 million in 2017. In 2017, we capitalized $3.8 million of software development costs compared to $4.2 million in 2016. Net research and development costs as a percentage of revenues was 2.7% in 2017 compared to 2.9% in 2016. Gross (net) research and development costs as a percentage of revenues of our software services business segment was approximately 14% (9%) in 2017 compared to approximately 14% (8.2%) in 2016. The increase in our absolute gross research and development costs in 2017 is primarily attributable to the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated during the second half of 2016). Research and development costs for the years ended December 31, 2016 and 2017 include $17,000 and $8,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 15% from $23.8 million in 2016 to $27.2 million in 2017. Selling and marketing expenses as a percentage of revenues decreased from 11.8% in 2016 to 10.6% in 2017. The increase in selling and marketing costs was primarily attributable to (i) an increase in amortization expenses of acquired customer relationships recorded as a result of business combinations in 2017 amounting to $6.5 million compared to $5.3 million in 2016, and (ii) acquisitions completed during 2016 and consolidated for the entire year for the first time in 2017 amounting to $1.4 million, and (iii) increase in our sales and marketing investments in our software technology platforms amounting to $0.8 million. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the change in the mix of our revenues resulting in an increase in revenues from professional services, despite the absolute increase in selling and marketing expenses as detailed above. Selling and marketing expenses for the years ended December 31, 2016 and 2017 include $71,000 and $0, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 30% from $17.6 million in 2016 to $22.8 million in 2017. General and administrative expenses as a percentage of revenues increased from 8.7% in 2016 to 8.8% in 2017. The increase in general and administrative expenses is primarily attributable to (i) acquisitions completed during 2016 and consolidated for the entire year for the first time in 2017 amounting to $1.9 million; (ii) an increase in headcount of general and administrative employees from 122 in 2016 to 139 in 2017 and (iii) increase in provision for doubtful accounts from $0.4 million recorded in 2016 to $1.2 million recorded in 2017. General and administrative expenses for the years ended December 31, 2016 and 2017 include $49,000 and $63,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Expenses, Net. We recorded net financial expenses of $0.4 million in 2016 and $1.7 million in 2017. The increase in net financial expenses between 2016 and 2017 was primarily attributable to (i) increase in interest expenses on debt to banks and financial institutions of $1.6 million, offset by valuation of contingent liabilities in acquired subsidiaries in 2016 amounting to $0.2 million.

Taxes on Income. We recorded taxes on income of $3.9 million in 2016 compared to $6.3 million in 2017. The increase in taxes on income is primarily attributable to: (i) acquisitions completed during 2016 and consolidated for the entire year for the first time in 2017 amounting to $1.4 million: (ii) a decrease in deferred tax assets relate to net operating losses amounting to $1.2 million and (iii) an increase in current taxes recorded by our subsidiaries in Israel and the U.S. in line with the increase in our operating income. This increase was offset by the positive impact of the decrease in our deferred tax liabilities recorded following the reduction in the U.S. federal income tax rate to 21% (instead of 35%) effective from January 1, 2018, amounting to $0.4 million.

Net Income Attributable to Our Shareholders. Our net income increased from $11.9 million in 2016 to $15.4 million in 2017, primarily attributable to (i) an increase in gross profit of $14.7 million and (ii) a decrease in net income attributable to redeemable non-controlling interests of $3.0 million, which was offset by (i) an increase in operating expenses of $9.8 million, (ii) an increase in taxes on income of $2.4 million, (iii) an increase in net income attributable to non-controlling interests of $0.7 million, and (iv) an increase in financial expenses of $1.3 million.

Year Ended December 31, 2016 Compared With Year Ended December 31, 2015

Revenues. Revenues in 2016 increased by 15% from $176.0 million in 2015 to $201.6 million in 2016.

Revenues from the software services business segment increased by 5%, from $67.3 million in 2015 to $70.8 million in 2016, primarily attributable to; (i) increased demand for our software complimentary services, mainly in Japan, the U.S., Germany and Israel amounting to $3.0 million; and (ii) the consolidation for the first time of Roshtov Software Industries Ltd. (consolidated during the second half of 2016). This was offset by a decrease in sales of licenses primarily resulting from software renewal lifecycle among some of our AppBuilder’s larger enterprise customers, which were not due for renewal this year of, having a net impact of $0.5 million.

Revenues from the IT professional services business segment increased by 20% from $108.8 million in 2015 to $130.8 million in 2016, primarily attributable to: (i) increased demand for our professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy for the full year (consolidated during the second half of 2015); and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016). The increases were offset primarily by the continued decline in our U.S. IT professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

Revenues from sales of technology software licenses decreased by 19% from $15.6 million in 2015 to $12.7 million in 2016. The decrease in sales of licenses was solely attributable to software renewal lifecycle among some of our AppBuilder’s larger enterprise customers, which were not due for renewal this year.

Revenues from sales of proprietary packaged and third party software solutions increased by 15% from $6.0 million in 2015 to $6.9 million in 2016.

Revenues from maintenance and technical support increased by 12% from $22.9 million in 2015 to $25.6 million in 2016. The increase in maintenance and technical support revenues in 2016 was primarily attributable to consolidation for the first time of Roshtov Software Industries Ltd. (consolidated during the second half of 2016).

Revenues from IT consulting services increased by 19% from $131.5 million in 2015 to $156.8 million in 2016. The increase was primarily attributable to: (i) increased demand for the professional services offerings of Comblack IT Ltd and Infinigy Solutions LLC in addition to the inclusion of Infinigy for the full year (consolidated during the second half of 2015); and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016). The increases were offset by the continued decline in professional services provided to Ericsson from $12.9 million in 2015 to $7.6 million in 2016, due to the successful completion of number of projects at Ericsson.

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

Cost of revenues for IT consulting services increased by 18% from $102.9 million in 2015 to $121.8 million in 2016. The increase in cost of revenues for IT consulting services was primarily attributable to: (i) the inclusion of Infinigy for the full year (consolidated during the second half of 2015); and (ii) consolidation for the first time of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016), with the remaining increase being consistent with the increase in revenues from IT consulting services. The increases were offset by the continued decline in professional services provided to Ericsson. Cost of revenues for the years ended December 31, 2015 and 2016 include $31,000 and $15,000, respectively, of stock-based compensation recorded under ASC 718.

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

Research and Development Expenses, Net. Gross research and development costs increased by 15% from $8.7 million in 2015 to $10.1 million in 2016. Net research and development costs increased by 19% from $4.9 million in 2015 to $5.8 million in 2016. In 2016, we capitalized $4.2 million of software development costs compared to $3.8 million in 2015. Net research and development costs as a percentage of revenues was 2.9% in 2016 compared to 2.8% in 2015. The increase in gross research and development costs in 2016 is primarily attributable to the consolidation for the first time of Roshtov Software Industries Ltd., accounting for $0.5 million with the remaining increase resulting from an additional investment in our research and development activity. Research and development costs for the years ended December 31, 2015 and 2016 include $48,000 and $17,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 3% from $23.1 million in 2015 to $23.8 million in 2016. Selling and marketing expenses as a percentage of revenues decreased from 13.1% in 2015 to 11.8% in 2016. The increase in selling and marketing costs is primarily attributable to: (i) amortization expenses of acquired customer relationships recorded as a result of business combinations in 2016 amounting to $5.3 million compared to $3.5 million in 2015, and (ii) acquisitions of subsidiaries consolidated for the first time in 2016 and to acquisitions completed during 2015 and consolidated for the entire year for the first time in 2016 amounting to $0.7 million. The increases were offset by a decrease in our payroll expenses in our U.S. IT professional services amounting to $1.6 million. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the change in the mix of our revenues resulting in an increase in revenues from professional services, despite the absolute increase in selling and marketing expenses as detailed above. Selling and marketing expenses for the years ended December 31, 2015 and 2016 include $136,000 and $71,000, respectively, of stock-based compensation recorded under ASC 718.

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

Financial Expenses, Net. We recorded net financial expenses of $0.7 million in 2015 and $0.4 million in 2016. The decrease in net financial expenses between 2015 and 2016 was primarily attributable to (i) decrease in the impact of the devaluation of the Euro, Japanese Yen and New Israeli Shekel against the U.S. Dollar, which negatively impacted our cash and other working capital balances denominated in these currencies in 2015 by $0.7 million, offset by (i) valuation of contingent liabilities in acquired subsidiaries amounting to $0.2 million, and (ii) increase in interest expenses of $0.2 million.

Taxes on Income. We recorded taxes on income of $3.7 million in 2015 compared to $3.9 million in 2016. Our taxes on income in 2015 and 2016 were primarily attributable to current taxes recorded by our subsidiaries in Japan, Europe and Israel. Our 2016 tax expenses were positively impacted by the increase in our deferred tax liabilities recorded following the approval by the Israeli Parliament to reduce corporate income tax rate to 24% (instead of 25%) effective from January 1, 2017 and to 23% effective from January 1, 2018.

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

B.	Liquidity And Capital Resources

To date, we have financed our operations through income generated by operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million) and 2010 (approximately $20.3 million), loans and research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans, long-term loans and borrowings under available credit facilities.

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

In November 2016, we obtained a NIS 120 million loan linked to the New Israel shekel from an Israeli financial institution. We intend to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances (in any event for not less than NIS 5.0 million and thereon for amounts which are a multiple of NIS 5.0 million), is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $100 million (one hundred million U.S. Dollars) at all times.

b.	Our cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars).

c.	The ratio of our total financial debts to total assets will not exceed 50%.

d.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.

e.	Cross default, including following an immediate repayment initiated in relation to other financial indebtedness in an amount that exceeds $5 million;

f.	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

g.	If there is a change in control without consent of the lender (a change of control is deemed to occur if Formula ceases to be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 30% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

h.	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

i.	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the loan and there is a material concern that we will not be able to pay our obligations under the loan agreement on time;

j.	Failure to comply with the negative pledge covenant.

To date, we are in full compliance with the financial covenants of the loan.

As of December 31, 2017, we had approximately $90.9 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $122.4 million and long term debts to banks and others of approximately $27.8 million compared to approximately $87.8 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $113.7 million and long term debts to banks and others of approximately $29.8 million, as of December 31, 2016.

As of December 31, 2017 and 2016, our long-term and short-term debt amounted to $37.6 million and $35.4 million, respectively and our redeemable non-controlling interests as of December 31, 2017 and 2016 amounted to $25.8 million and $26.0 million, respectively.

Based our current operating forecast, we believe that our cash and cash equivalents (including available-for-sale marketable securities and existing working capital, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We assume that our cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, payments of loans and the timing and amount of tax and other payments.

We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding A. Our fixed income and publicly traded equity securities are classified as Level 2 investments, as measured under ASC 820, “Fair Value Measurements and Disclosures,” as these vendors either provide a quoted market price in an active market or use observable inputs.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2015	2016	2017
	(U.S. dollars in thousands)
Net income from operations	$17,076	$16,708	$17,914
Adjustments to reconcile net income to net cash provided by operating activities:	2,542	11,247	7,594
Net cash provided by operating activities	19,618	27,955	25,508
Net cash used in investing activities	(16,632)	(35,982)	(12,419)
Net cash provided by (used in) financing activities	(11,935)	22,190	(14,312)
Effect of exchange rate changes on cash and cash equivalents	(1,378)	(1,037)	1,985
Increase (decrease) in cash and cash equivalents from operations	(10,327)	13,126	762

Net cash provided by operating activities was $25.5 million for the year ended December 31, 2017, compared to $28.0 million and $19.6 million for the years ended December 31, 2016 and 2015, respectively. Net cash provided by operations in 2017 consists primarily of $17.9 million of net income adjusted for non-cash activities, including $13.6 million of depreciation and amortization expenses, a $0.1 million of stock compensation expenses, a $3.6 million increase in trade payables, a $0.2 million of amortization of marketable securities premium, a $4.4 million increase in accrued expenses and other accounts payable, a $1.2 million increase in deferred revenues, and a $3.2 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar , offset by a $1.1 million change in deferred taxes, net, a $1.8 million increase in in other long term and short term accounts receivable and prepaid expenses, and a $15.8 million increase in trade receivables, net. Net cash provided by operations in 2016 consists primarily of $16.7 million of net income adjusted for non-cash activities, including $11.6 million of depreciation and amortization expenses, a $0.2 million of stock compensation expenses, a $1.4 million increase in trade payables, and a $0.3 million of amortization of marketable securities premium, and a $1.6 million increase in accrued expenses and other accounts payable offset by a $1.0 million change in deferred income taxes, net, a $0.2 million decrease in deferred revenues, and a $2.6 million increase in trade receivables, net. Net cash provided by operations in 2015 consists primarily of $17.1 million of net income adjusted for non-cash activities, including $9.9 million of depreciation and amortization expenses, a $0.2 million change in deferred income taxes, net, a $0.7 million increase in deferred revenues, a $0.2 million of stock compensation expenses, a $1.9 million increase in trade payables, and a $0.2 million of amortization of marketable securities premium, offset by a $0.2 million decrease in accrued expenses and other accounts payable, a $1.7 million increase in other long term and short term accounts receivable and prepaid expenses, and a $8.8 million increase in trade receivables, net. .

Net cash used in investing activities was approximately $12.4 million for the year ended December 31, 2017, compared to net cash used in investing activities of approximately $36.0 million for the year ended December 31, 2016 and net cash used in investing activities of approximately $16.6 million for the year ended December 31, 2015. Net cash used in investing activities in 2017 is primarily attributable to $5.8 million investment in marketable securities, $6.9 million paid in connection with business combinations, $1.4 million used primarily to purchase network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements, and $3.8 million of capitalized software development costs, offset by, $1.2 million repayment of short-term loan by a related-party, and $4.2 million provided by proceeds from maturity of marketable securities. Net cash used in investing activities in 2016 is primarily attributable to $9.4 million investment in marketable securities, $31.4 million paid in connection with business combinations, $0.8 million used primarily to purchase network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements, $4.2 million of capitalized software development costs, and $1.2 million short-term loan to a related-party, offset by, $8.5 million provided by short-term bank deposits, and $2.6 million provided by proceeds from maturity of marketable securities. Net cash used in investing activities in 2015 is primarily attributable to $5.2 million investment in marketable securities, $9.2 million used in business combinations, $1.1 million used to purchase property and equipment and $3.8 million of capitalized software development costs, offset by $2.7 million provided by short-term bank deposits.

Net cash used in financing activities was approximately $14.3 million for the year ended December 31, 2017, primarily attributable to dividend distributions of $9.4 million, dividend paid to non-controlling and redeemable non-controlling interests of $5.9 million and repayment of long-term loans of $8.2 million, offset by a $8.5 million long-term loan received and $0.6 million received from the exercise of employee options. Net cash provided by financing activities was approximately $22.2 million for the year ended December 31, 2016, primarily attributable to a long-term loan received from a financial institution in an amount of $31.4 million, and an increase in short-term credit of $0.9 million, offset by dividend distributions of $7.8 million, dividend paid to non-controlling and redeemable non-controlling interests of $2.0 million and purchase of non-controlling interest of $0.4 million. Net cash used in financing activities was approximately $11.9 million for the year ended December 31, 2015, primarily attributable to dividend distributions of $7.8 million, decrease in short-term credit of $2.8 million, and purchase of non-controlling interests of $1.3 million partially offset by $0.4 million received from the exercise of employee options.

Dividends

We have paid dividends since September 2012 consistent with our Board of Directors’ dividend policy. On August 2017, our Board of Directors amended our dividend distribution policy, whereas, each year we will distribute a dividend of up to 75% of our annual distributable profits (previously 50%), subject to applicable law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. Since 2012 until December 31, 2017 we declared in the aggregate cash dividends of approximately $1.091 per share ($45.1 million in the aggregate). In February 2018, we declared a cash dividend in the amount of $0.13 per share ($5.8 million in the aggregate) that was paid on March 26, 2018.

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

Revenue Recognition

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). We sell our products primarily through direct sales force and indirectly through distributors and value added resellers.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts,” or ASC 605-35, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2015, 2016 and 2017, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the consulting services is recognized as the services are performed, using the VSOE fair value. In most cases, we have determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenues include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (approximately 5 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate our expectations) which provides greater amortization expense compared to the revenue-curve method.

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2015, 2016 and 2017, no such unrecoverable amounts were identified.

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

We make estimates of fair value based upon assumptions and judgments a marketplace participant would consider and which we believe to be reasonable. These estimates are based on historical experience and information obtained from the management of the acquired businesses and relevant market and industry data and are, inherently, uncertain. Critical estimates made in valuing certain of the intangible assets include, among other things, the following: (i) future expected cash flows from license sales, maintenance agreements, customer contracts and acquired developed technologies and patents; (ii) expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed; (iii) the acquired company’s brand and market position as well as assumptions about the period of time the acquired brand will continue to be used in the combined company’s product portfolio; and (iv) discount rates. Unanticipated events and circumstances may occur which may affect the accuracy or validity of such assumptions, estimates or actual results. Changes to these estimates, relating to circumstances that existed at the acquisition date, are recorded as an adjustment to goodwill during the purchase price allocation period (generally within one year of the acquisition date) and as operating expenses, if otherwise.

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

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

The provisions of ASC 350 require that the quantitative two-step impairment test will be performed on goodwill at the level of the reporting units. In the first step, or “Step one”, we compare the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and we are not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then we must perform the second step, or “Step two”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step one, we use discounted cash flows. If and when we are required to perform a Step two analysis, determining the fair value of its net assets and its off-balance sheet intangibles, then we would be required to make judgments that involve the use of significant estimates and assumptions.

We determine the fair value of each reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. We consider historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, we may be required to record impairment charges for its goodwill.

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2015, 2016 and 2017 and did not identify any impairment losses.

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

As required by ASC 820, “Fair Value Measurements and disclosures” we apply assumptions, judgments and estimates that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are comprised of distribution rights, acquired technology, customer relationships, backlog and non-compete agreements and are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Distribution rights, acquired technology and non-compete agreements were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 1 and 15 years based on the customer relationships identified.

During the years ended December 31, 2015, 2016 and 2017, no impairment indicators were identified.

Marketable Securities

We account for all our investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities,” or ASC 320. Our marketable securities consist mainly of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends. Other debt securities are held for trading securities and are measured at fair value through profit or loss.

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

We did not record any impairment in the value of marketable securities during the years ended December 31, 2015, 2016 and 2017.

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

The suboptimal exercise factor is the ratio by which the stock price must increase over the exercise price before employees are expected to exercise their stock options. Expected volatility is based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. Expected volatility is based upon actual historical stock price movements and is calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. Estimated forfeitures are based on actual historical pre-vesting forfeitures. Since dividend payment is applied to reduce the exercise price of our options, the effect of the dividend protection is reflected by using an expected dividend assumption of zero. For awards with performance conditions, compensation cost is recognized over the requisite service period if it is ‘probable’ that the performance conditions will be satisfied, as defined in ASC 450-20-20, “Loss Contingencies.”

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

Accounting for Income Tax

We account for income taxes in accordance with ASC 740, “Income Taxes,” or ASC 740. ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

Our non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence. If earnings are distributed to Israel in the form of dividends or otherwise, the Company may be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and foreign withholding tax rates.

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israeli subsidiaries. This is because we intend to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, we would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 12.1 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2015, 2016 and 2017 were $(324,000), $(159,000) and $(300,000), respectively.

Recently adopted accounting pronouncement

Effective as of January 1, 2017, we adopted Accounting Standards Update 2016-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2016-09"). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, we elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Therefore, the adoption of this guidance did not have any impact on our consolidated financial statements.

Recently Issued Accounting Standards

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for registrants to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the registrant expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures.

We established an implementation team to analyze the potential impact the standard will have on our consolidated financial statements and related disclosures as well as on our business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. We adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

We have completed our evaluation of the Standard and do not expect a material change in our pattern of revenue recognition.

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842), whereby, lessees will be required to recognize for all leases at the commencement date a lease liability, which is a lessee‘s obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. Under the new guidance, lessor accounting is largely unchanged. A modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements must be applied. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Registrants may not apply a full retrospective transition approach. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. Early application is permitted. We are evaluating the potential impact of this pronouncement.

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective beginning January 1, 2020, with early adoption permitted. We are evaluating the impact of adopting this new accounting guidance on our consolidated financial Statements

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires registrants to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. We expect no material impact on our consolidated financial statements of cash flows.

In January 2017, the FASB issued ASU 2017-01 “Business Combinations (Topic 805): Clarifying the Definition of a Business” (ASU 2017-04), which provides a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. ASU 2017-04 provides more consistency in applying the guidance, reduces the costs of application, and makes the definition of a business more operable. This update is effective for annual and interim periods beginning after December 15, 2018. We expect no material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. We do not expect this ASU to have a material effect on our consolidated financial statements.

C.	Research and Development

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2017, 2016 and 2015, we invested $10.7 million, $10.1 million and $8.7 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2017, we employed 181 employees in research and development activities, of which 72 persons were located in Israel, 80 persons in India, 24 persons in Russia, 5 persons in Japan (when measured on full time basis). Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2017 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	5-7 years
Operating lease obligations	$4,818,000	$2,523,000	$2,295,000	$-	$-
Liabilities due to acquisition activities	4,487,000	3,906,000	581,000	-	-
Severance payments, net*	4,174,000	-	-	-	-
Uncertainties in income taxes (ASC 740) **	1,125,000	-	-	-	-
Short and Long term debt	37,585,000	9,771,000	12,980,000	9,889,000	4,945,000
Total contractual obligations	$52,189,000	$16,200,000	$15,856,000	$9,889,000	$4,945,000

*	Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

**	Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	50	Chief Executive Officer and Director
Sagi Schliesser (1)	46	External Director
Ron Ettlinger (1)	51	External Director
Naamit Salomon	53	Director
Avi Zakay(1)	39	Director
Asaf Berenstin	40	Chief Financial Officer
Udi Ertel	58	President, Software Solutions division
Amit Birk	47	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	65	Chairman, Software Solutions division
Yakov Tsaroya	48	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	44	Chief Executive Officer of Complete Business Solutions
Arik Faingold	41	President, Integration Solutions division
Yuval Baruch	51	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	66	Chief Executive Officer of Roshtov Software Industries Ltd

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein and Ms. Naamit Salomon were re-elected as directors at our 2017 annual general meeting of shareholders to serve as directors until our 2018 annual general meeting of shareholders. Mr. Avi Zakay was first elected at our 2017 annual general meeting of shareholders. Mr. Yehezkel Zeira decided not to stand for re-election and ceased to serve as a director as of February 2018.

Mr. Sagi Schliesser is serving as an external director pursuant to the provisions of the Israeli Companies Law for an initial three-year term ending November 22, 2018. Mr. Ron Ettlinger is serving as an external director for a second three-year term ending February 27, 2021.

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

Avi Zakay has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from Michlala Le-minhal College in Tel-Aviv.

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

Arik Kilman has served as chairman of our Software Solutions division since January 2017  and president of AppBuilder Software Solutions division since January 2012, following our acquisition of AppBuilder Solutions Ltd. at which time he was named Chief Executive Officer of AppBuilder. Prior to joining our company, Mr. Kilman served as Chief Executive Officer of BluePhoenix Solutions Ltd., the former parent of AppBuilder from May 2003 to January 2009 and from April 2010 to December 2011. Mr. Kilman holds a B.A. degree in Economics and Computer Science from New York City College of Technology.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2017.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (14 persons)	$3,873,343	$116,331

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2017. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2017.

2017 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)	All Other Compensation (3)	Total
Yakov Tsaroya, President, Coretech Consulting Group LLC	$225,000	$566,500	$0	$9,000	$800,500
Arik Kilman, Chairman, Software Group	$415,278	$336,491	$0	$0	$751,769
Udi Ertel, President, Software Division	$225,538	$112,116	$136,428	$44,638	$518,720
Arik Faingold, President, Integration Solutions division	$301,206	$169,522	$0	$0	$470,728
Hanan Shahaf, Chief Executive Officer of Roshtov Software Industries Ltd	$286,046	$16,696	$0	$0	$302,742

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2017, we paid to each of our outside and independent directors an annual fee of approximately $19,681 and a per-meeting attendance fee of approximately $733. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2017, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 146,000 ordinary shares, at exercise prices ranging from $1.12 to $4.00 per share. Of such options, options to purchase 20,000 ordinary shares expire in 2018, options to purchase 66,000 ordinary shares expire in 2020 and options to purchase 60,000 ordinary shares expire in 2021. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Until the lapse of two years from termination of office, we may not engage an external director, or his or her spouse or child to service as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

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

Our board of directors has determined that Mr. Sagi Schliesser and Mr. Ron Ettlinger both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Avi Zakay qualifies as an independent director under the SEC, NASDAQ and Israeli Companies Law requirements.

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

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zakay, each of whom satisfies the respective “independence” requirements of the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert.  The audit committee meets at least once each quarter.

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

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of Messrs. Ettlinger, Schliesser and Zakay.

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

During the year ended December 31, 2017, we sold approximately $2.5 million of services to affiliated companies of Formula Systems. In 2017, we also purchased from those affiliated companies approximately $0.2 million of hardware and software. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.1 million.

Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

●	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy of the company – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

o	In the event the transaction is not in accordance with the compensation policy of the company – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by a simple majority, provided that such majority shall include (i) at least one half of the votes of shareholders who are participating in the vote and are not controlling shareholders or do not have a personal interest regarding the approval of the compensation policy, or (ii) the aggregate number of the opposing votes, voted by shareholders who do not have such personal interest or are not controlling shareholders, do not exceed two percent (2%) of the entire voting rights in the company (the “Special Majority”). Under these circumstances, the compensation committee and board of directors are required to approve the transaction based on certain considerations and include certain instructions in connection with the compensation policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

●	With respect to a company’s general manager (generally the equivalent of a CEO):

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

●	The Israeli Companies Law includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

●	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

o	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

●	With respect to a controlling shareholder or a relative of a controlling shareholder:

o	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

o	In the event the transaction is not in accordance with the compensation policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

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

The Israeli Companies Law provides that a company may, if permitted by its articles of association, indemnify an office holder for acts or omissions performed by the office holder in such capacity for:

●	A financial liability imposed on the office holder in favor of another person by any judgment, including a settlement or an arbitrator’s award approved by a court;

●	Reasonable litigation expenses, including attorney’s fees, actually incurred by the office holder as a result of an investigation or proceeding instituted against him or her by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against the office holder or the imposition of any financial liability instead of criminal proceedings, or concluded without the filing of an indictment against the office holder and a financial liability was imposed on the officer holder instead of criminal proceedings with respect to a criminal offense that does not require proof of criminal intent;

●	Reasonable litigation expenses, including attorneys’ fees, incurred by such office holder or which were imposed on him by a court, in proceedings the company instituted against the office holder or that were instituted on the company’s behalf or by another person, or in a criminal charge from which the office holder was acquitted, or in a criminal proceeding in which the office holder was convicted of a crime which does not require proof of criminal intent; and

●	Expenses, including reasonable litigation expenses and legal fees, incurred by such office holder as a result of a proceeding instituted against him in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Israeli Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Israeli Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Israeli Securities Law; and (e) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Israeli Securities Law.

In accordance with the Israeli Companies Law, a company’s articles of association may permit the company to:

●	Undertake in advance to indemnify an office holder, except that with respect to a financial liability imposed on the office holder by any judgment, settlement or court-approved arbitration award, the undertaking must be limited to types of occurrences, which, in the opinion of the company’s board of directors, are, at the time of the undertaking, foreseeable due to the company’s activities and to an amount or standard that the board of directors has determined is reasonable under the circumstances; and

●	Retroactively indemnify an office holder of the company.

Insurance for Office Holders

The Israeli Companies Law provides that a company may, if permitted by its articles of association, insure an office holder for acts or omissions performed by the office holder in such capacity for:

●	A breach of his or her duty of care to the company or to another person;

●	A breach of his or her duty of loyalty to the company, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice the company’s interests; and

●	A financial liability imposed upon the office holder in favor of another person.

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

Limitations on Exculpation, Insurance and Indemnification

The Israeli Companies Law provides that neither a provision of the articles of association permitting the company to enter into a contract to insure the liability of an office holder, nor a provision in the articles of association or a resolution of the board of directors permitting the indemnification of an office holder, nor a provision in the articles of association exempting an office holder from duty to the company shall be valid, where such insurance, indemnification or exemption relates to any of the following:

●	A breach by the office holder of his duty of loyalty, except with respect to insurance coverage or indemnification if the office holder acted in good faith and had reasonable grounds to assume that the act would not prejudice the company;

●	A breach by the office holder of his duty of care if such breach was committed intentionally or recklessly, unless the breach was committed only negligently;

●	Any act or omission committed with intent to derive an unlawful personal gain; and

●	Any fine, civil fine, financial sanction or forfeiture imposed on the office holder.

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

The current coverage of our directors’ and officers’ liability insurance policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage for which we currently pay an annual premium of approximately $67,000.

According to our compensation policy, any officers’ liability insurance policy is conditioned on the following terms: (i) the total cover amount for an office holder under an insurance policy will not be greater than $80 million; (ii) the total annual premium will not be greater than $250,000; and (iii) our deductible for a claim will not be greater than $350,000.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
Israel	451	843	921
Asia	117	122	139
North America	492	597	861
South Africa	12	10	16
Europe	131	127	115
Total	1,203	1,699	2,052

The following table presents the number of our employees categorized by activity as of December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017
Technical support and consulting	811	1,238	1,615
Research and development	174	206	181
Marketing and sales	121	133	117
Operations and administrations	97	122	139
Total	1,203	1,699	2,052

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2018 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin (3)	80,000	*
Udi Ertel	--	*
Ron Ettlinger	--	--
Naamit Salomon(4)	6,000	*
Sagi Schliesser	--	--
Avi Zakay	--	--
Amit Birk (5)	129,062	*
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	--	--
Yakov Tsaroya (6)	40,000	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,486,236 Ordinary Shares issued and outstanding as of March 31, 2018.

(3)	Includes 70,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $0.73 to $3.61 per share that expire in 2021 at the latest and 10,000 Ordinary Shares.

(4)	Includes 6,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.87 per share, with expiration dates through 2020.

(5)	Includes 30,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $3.61 per share that expire in 2021 and 99,062 Ordinary Shares.

(6)	Includes 40,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.87 per share, with expiration dates through 2020.

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

During 2017, options to purchase an aggregate of 31,500 Ordinary Shares were exercised under the 2000 Plan at an average exercise price of $3.94 per share and options to purchase 31,250 Ordinary Shares remained outstanding.

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

In September 2013, our shareholders approved a 1,000,000 share increase in the number of Ordinary Shares available for issuance under the 2007 Stock Option Plan.

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2017, an aggregate of 1,000,000 Ordinary Shares are available for future grants under the Plan.

The 2007 Plan will terminate upon the earliest of: (i) August 31, 2027; (ii) the termination of all outstanding awards in connection with a corporate transaction; or (iii) in connection with, and as a result of, any other relevant event, including the 2007 Plan’s termination by the Board of Directors.

Under the 2007 Plan, the option committee shall have full discretionary authority to grant or, when so restricted by applicable law, recommend the Board of Directors to grant, pursuant to the terms of the 2007 Plan, options and restricted shares and restricted share units to those individuals who are eligible to receive awards.

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

During 2017, options to purchase an aggregate of 101,308 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $4.55 per share and options to purchase 278,059 Ordinary Shares remained outstanding. As of December 31, 2017, our executive officers and directors as a group, consisting of 14 persons, held options to purchase 146,000 Ordinary Shares under the 2007 Plan, having an average exercise price of $2.85 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 20,962,734 or 47.12% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 26.31% of the Ordinary Shares of Formula Systems. Guy Bernstein owns 13.4% of the outstanding shares of Formula Systems. . In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of March 31, 2018 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	20,962,734	47.12%
The Phoenix Holding Ltd. (4)	2,746,356	6.17%
Yelin Lapidot (5)	2,585,622	5.81%
Clal Insurance Enterprises Holdings Ltd (6)	2,306,651	5.18%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 44,488,578 Ordinary Shares issued and outstanding as of March 31, 2018.

(3)	Asseco owned 26.31% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on October 19, 2017. As such, Asseco may be deemed to be the beneficial owner of the aggregate 20,962,734 Ordinary Shares held directly by Formula Systems. Guy Bernstein owns 13.4% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.7% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on written notification received from The Phoenix Holding Ltd., or Phoenix Holdings, and Delek Group Ltd., subsequent to the filing by such shareholder of Amendment No. 1 of a schedule 13G on February 20, 2018. The Ordinary Shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix Holdings is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public. The address of Phoenix Holdings is Derech Hashalom 53, Givataim, 53454, Israel.

(5)	Based on written notification received from Yelin Lapidot Holdings Management Ltd., or Yalin, subsequent to the filing by such shareholder of Amendment No. 1 of a schedule 13G on January 31, 2018. The Ordinary Shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. The Ordinary Shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject Ordinary Shares. The address of Yalin is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(6)	Based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal subsequent to the filing by such shareholder of a schedule 13G on January 4, 2018. Its address is 36 Raul Wallenberg St., Tel Aviv 66180, Israel. Clal is a publicly-held Israeli corporation. The majority outstanding shares of Clal are held by a trustee appointed by the Israeli Supervisor of Capital Markets, Insurance and Savings on behalf of IDB Development Corporation Ltd., or IDB, pending IDB’s sale of its controlling interest in Clal. The Ordinary Shares held by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions.

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

In the past three years, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed several Schedules 13G with the SEC reflecting their level of investment in our company. As of March 31, 2018 their reports indicate ownership of 2,585,622 or 5.81% of our Ordinary Shares.

In January 2018, Clal first filed Schedule 13G with the SEC reflecting ownership of 2,276,349 or 5.2% of our Ordinary Shares. As of March 31, 2018 based on written notification received from Clal their ownership amount to 2,306,051, or 5.18% of our Ordinary Shares.

In August 2017, Phoenix Holdings first reported ownership of 2,851,393 or 6.43% of our Ordinary Shares on such date. In February, 2018 Phoenix Holdings filed Schedule 13G with the SEC reflecting ownership of 2,670,466, or 6.0% of our Ordinary Shares. As of March 31, 2018 based on written notification received from Phoenix Holdings their ownership amount to 2,746,356, or 6.17% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 29, 2018, there were 60 record holders, of which 48 record holders holding approximately 99.96% of our 27,984,910 Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these 27,978,023 Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 99.93% of our outstanding 27,996,203 Ordinary Shares as of such date).

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

In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding, or the First Arbitration, against us and one of our subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties. The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that we should pay damages in the amount of $2.4 million.

In September 2016, the same software company filed a lawsuit seeking damages of NIS 34.1 million against the Company and one its subsidiaries, in an arbitration proceeding taking place between the parties, or the Lawsuit. In the Lawsuit, the software company claims that warning letters that we sent to our clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of our copyrights, or the Warning Letters, as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The Lawsuit is based on rulings given in the First Arbitration proceeding that was held between the parties in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement signed by the parties, and upon damages that were awarded to the software company for the years 2009-2010. The software company claims that it was granted permission in the First Arbitration to seek damages relating to the years 2011 onwards in separate proceedings.

On January 23,2017, we filed our statement of defense, maintaining, on various grounds, that the Lawsuit must be rejected, both in limine and on its merits. The software company filed its response on April 2, 2017.

Both sides have submitted witness statements, as well as expert opinions relating to both financial issues, technical issues and Google Ads issues.

In view of the nature of the claims - both factual and legal - that were raised in the proceedings; in view of the likelihood of an expert-based ruling; and given the stage of the proceedings, where the witnesses and experts are yet to be cross-examined, it is impossible to properly evaluate the prospect of the Lawsuit being successful.

In February 2018, Comm-IT Ltd., one of our subsidiaries commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. Based on our review of the allegations asserted in the counterclaims, it appears that the allegations do not have merit.

Dividend Distribution Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual distributable profits each year, subject to any applicable law. In August 2017, our Board of Directors amended our dividend distribution policy, whereas, each year we will distribute a dividend of up to 75% of our annual distributable profit. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend.

According to the Israeli Companies Law, a registrant may distribute dividends out of its profits provided that there is no reasonable concern that such dividend distribution will prevent the company from paying all its current and foreseeable obligations, as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that such dividend distribution will prevent the company from satisfying its current and foreseeable obligations, as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deducting previous distributions that were not deducted from the surpluses.

Since the adoption of our dividend policy, the following dividends have been paid:

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

In August 2017, we declared a cash dividend in the amount of $0.13 per share ($5.8 million in the aggregate) that was paid on September 13, 2017.

In February 2018, we declared a cash dividend in the amount of $0.13 per share ($5.8 million in the aggregate) that was paid on March 26, 2018.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Annual Stock Information

The following table sets forth, for each of the years indicated, the range of high ask and low bid prices of our Ordinary Shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
Year
2013	$7.18	$4.53	$7.06	$4.73
2014	$9.60	$5.94	$9.30	$6.40
2015	$7.04	$5.26	$7.26	$5.29
2016	$7.89	$5.29	$7.79	$5.35
2017	$9.40	$6.75	$9.13	$7.19

*	The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Quarterly Stock Information

The following table sets forth, for each of the financial quarters in the two most recent financial years, the range of high ask and low bid prices of our Ordinary Shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
2016
First Quarter	$7.12	$5.29	$7.05	$5.25
Second Quarter	$6.98	$6.39	$7.00	$6.38
Third Quarter	$7.89	$6.60	$7.86	$6.69
Fourth Quarter	$7.50	$6.67	$7.49	$6.84

2017
First Quarter	$8.05	$6.75	$7.82	$6.93
Second Quarter	$8.45	$7.50	$8.46	$7.60
Third Quarter	$8.95	$7.70	$8.60	$7.73
Fourth Quarter	$9.40	$8.00	$9.36	$8.07

2018
First Quarter	$9.15	$7.85	$9.02	$8.12
Second Quarter (through April 20, 2018)	$8.35	$8.10	$8.36	$8.01

*	The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

Monthly Stock Information

The following table sets forth, for the most recent six months, the range of high ask and low bid prices of our Ordinary Shares on the NASDAQ Global Select Market and the TASE:

	NASDAQ		TASE*
	High	Low	High	Low
October 2017	$9.40	$8.60	$9.36	$8.56
November 2017	$8.95	$8.20	$8.96	$8.27
December 2017	$8.50	$8.00	$8.41	$8.08
January 2018	$9.15	$8.63	$8.99	$8.60
February 2018	$9.10	$7.85	$8.94	$8.21
March 2018	$8.60	$7.95	$8.47	$8.10
April 2018 (through April 20, 2018)	$8.35	$8.10	$8.36	$8.01

*	The U.S. dollar price of shares on the TASE is determined by dividing the price of an ordinary share in NIS by the representative exchange rate of the NIS against the U.S. dollar on the same date.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Annual and Extraordinary Meetings

Under the Israeli Companies Law, a company must convene an annual meeting of shareholders at least once every calendar year and within fifteen months of the last annual meeting. Depending on the matter to be voted upon, notice of at least 21 days or 35 days prior to the date of the meeting is required. Our board of directors may, in its discretion, convene additional meetings as “extraordinary general meetings.” In addition, the board must convene an extraordinary general meeting upon the demand of two of the directors or 25% of the nominated directors, one or more shareholders holding at least 5% of the outstanding share capital and at least 1% of the voting power in the company, or one or more shareholders holding at least 5% of the voting power in the company.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. In 2017 the corporate tax rate was 24% and as of 2018 the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains. Besides being subject to the general corporate tax rules in Israel, certain of our Israeli subsidiaries have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

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

An Industrial Company is entitled to certain tax benefits, including:

●	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

●	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

●	Accelerated depreciation rates on equipment and buildings.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Benefitted Enterprise, or BE, or a Preferred Enterprise, or PE, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, a Benefitted Enterprise or a Preferred Enterprise is required to comply with the requirements of the Investment Law.

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

Tax benefits for Approved Enterprises, or AE, approved before April 1, 2005

Under the Investment Law prior to the 2005 Amendment, a company that wished to receive benefits on its investment program that is implemented in accordance with the provisions of the Investment Law (referred to as an AE), had to receive an approval from the Israeli Authority for Investments and Development of the Industry and Economy (referred to as the Investment Center). Each certificate of approval for an AE relates to a specific investment program, delineated both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

An AE may elect to forego any entitlement to the cash grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an AE will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending on the geographic location within Israel of the AE, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits period under AE status is limited to 12 years from the year in which the production commenced (as determined by the Investment Center), or 14 years from the year of receipt of the approval as an AE, whichever ends earlier. If a company has more than one AE program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval. Income derived from activity that is not integral to the activity of the AE will not enjoy tax benefits.

A company that has an AE program is eligible for further tax benefits, if it qualifies as a Foreign Investors’ Company, or FIC. An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an AE program will be eligible for an extension of the period during which it is entitled to tax benefits under its AE status (so that the benefits period may be up to ten years) and for further tax benefits if the level of foreign investment is 49% or more. If a company that has an AE program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an AE program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted AE status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the level of foreign investment in the company in each year as explained above.

In addition, dividends paid out of income attributed to an AE (or out of dividends received from a company whose income is attributed to an AE) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an AE is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program in the first five years of using the equipment. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an AE are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest, or other monetary penalty.

Tax Benefits Subsequent to the 2005 Amendment

The 2005 Amendment applies to new investment programs commencing after 2004, but does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant AE status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an AE.

An enterprise that qualifies under the new provisions is referred to as a BE, rather than AE. The 2005 Amendment provides that a certificate of approval from the Investment Center will only be necessary for receiving cash grants. As a result, it was no longer necessary for a company to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits track. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a BE may, at its discretion, approach the Israel Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a BE status with respect to the investment, and may be made over a period of no more than three years ending in the end of the year in which the company chose to have the tax benefits apply to its BE. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a BE and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a BE must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a BE depends on, among other things, the geographic location in Israel of the BE. The location will also determine the period for which tax benefits are available. Such tax benefits include an exemption from corporate tax on undistributed income generated by the BE for a period of between two to ten years, depending on the geographic location of the BE in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above. The benefits period is limited to 12 or 14 years from the year the company first chose to have the tax benefits apply, depending on the location of the company.

A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its BE during the tax exemption period will be subject to corporate tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate which would have otherwise been applicable. Dividends paid out of income attributed to a BE (or out of dividends received from a company whose income is attributed to a BE) are generally subject to withholding tax at source at the rate of 15% or at a lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Beneficiary Enterprise during the benefits period and actually paid at any time up to 12 years thereafter except with respect to an FIC, in which case the 12-year limit does not apply.

The benefits available to a BE are subject to the continued fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index, and interest, or other monetary penalties.

Tax benefits under the 2011 Amendment

The 2011 Amendment, effective January 1, 2011 canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income, or PFI, attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special PFE’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for ‘Special PFE’ includes less stringent conditions.

Dividends paid out of preferred income attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an AE, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. We and one of our Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to our industrial activity in Israel starting in 2014.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a “Preferred Technology Enterprise”, or PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technology Income”, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain “Benefited Intangible Assets” (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (referred to as NATI).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a “Special Preferred Technology Enterprise”, or Special PTE, (an enterprise for which total consolidated revenues of its parent company and all subsidiaries exceed NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on “Preferred Technology Income”, or PTI, regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by an Israeli company or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from NATI. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company and other conditions are met, the withholding tax rate will be 4%.

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law. Tax Benefits and Grants for Research and Development Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period. However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

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

Israeli Resident Shareholders

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares which had been purchased on or after January 1, 2003, whether or not listed on a stock exchange, is 20%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 50% in 2017).

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the regular corporate tax rate was 24% in 2017 and in 2018 the corporate tax rate is 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2017).

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

In some instances, where our shareholders may be liable for Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Israeli Tax on Dividend Income

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Preferred income).

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

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our Ordinary Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. If the dividend is attributable partly to income derived from an AE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2016, the rate of such additional tax was 2% on annual taxable income exceeding NIS 810,720, and for 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 640,000, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

The following is a description of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. This description addresses only the U.S. federal income tax considerations that are relevant to U.S. Holders (as defined below) who hold our Ordinary Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the U.S.-Israel Tax Treaty, or the Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. There can be no assurance that the U.S. Internal Revenue Service, or the IRS, will not take a different position concerning the tax consequences of the acquisition, ownership and disposition of our Ordinary Shares or that such a position would not be sustained. This description does not address all tax considerations that may be relevant with respect to an investment in our Ordinary Shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold the ordinary shares through partnerships or other pass-through entities;

●	persons who acquire their ordinary shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own 10% or more of our shares by vote or value; or

●	investors holding ordinary shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns our Ordinary Shares, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns our Ordinary Shares and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of Ordinary Shares.

This summary does not address the effect of any U.S. federal taxation (such as estate and gift tax) other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or non-U.S. taxation. You are urged to consult your tax advisors regarding the non-U.S. and U.S. federal, state and local tax consequences of an investment in ordinary shares.

For purposes of this summary, as used herein, the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of an ordinary share who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

●	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (which we refer to as a non-U.S. holder) and considers only U.S. holders that will own our Ordinary Shares as capital assets (generally, for investment).

Furthermore, unless otherwise indicated, this discussion assumes that the Company is not, and will not become, a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that the entire amount of any distribution will generally be reported as dividend income to you. Dividends are included in gross income as ordinary income. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your tax basis in our Ordinary Shares and any amount in excess of your tax basis will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our Ordinary Shares, at a rate not exceeding the applicable rate provided by the Treaty, will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate (see discussion below). A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our Ordinary Shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in ordinary shares is hedged. An election to deduct foreign taxes instead of claiming foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at the lower long-term capital gain rates (currently at 20%). Distributions taxable as dividends paid on our Ordinary Shares should qualify for a reduced rate provided that either: (i) we are entitled to benefits under the Treaty, or (ii) our Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our Ordinary Shares currently are readily tradable on an established securities market in the United States (see discussion below). However, no assurance can be given that our Ordinary Shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. The legislation enacting the reduced tax rate on qualified dividend income contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of our Ordinary Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale or Disposition of Ordinary Shares

Subject to the discussion of PFIC rules below, if you sell or otherwise dispose of our Ordinary Shares, you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our Ordinary Shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently 20%). In general, any gain that you recognize on the sale or other disposition of ordinary shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our Ordinary Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the ordinary shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of our Ordinary Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as U.S.- source ordinary income or loss and would be in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ordinary shares.

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2017.

If we were a PFIC, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be taxable on gain recognized from the disposition of our Ordinary Shares (including gain deemed recognized if our Ordinary Shares are used as security for a loan) and upon receipt of certain excess distributions (generally, distributions that exceed 125% of the average amount of distributions in respect to such shares received during the preceding three taxable years or, if shorter, during the U.S. holder’s holding period prior to the distribution year) with respect to our Ordinary Shares as if such income had been recognized ratably over the U.S. holder’s holding period for the shares. The U.S. holder’s income for the current taxable year would include (as ordinary income) amounts allocated to the current taxable year and to any taxable year prior to the first day of the first taxable year for which we were a PFIC. Tax would also be computed at the highest ordinary income tax rate in effect for each other taxable year to which income is allocated, and an interest charge on the tax as so computed would also apply. The tax liability with respect to the amount allocated to the taxable year prior to the taxable year of the distribution or disposition cannot be offset by any net operating losses. Additionally, if we were a PFIC, U.S. holders who acquire our Ordinary Shares from decedents (other than nonresident aliens) would be denied the normally-available step-up in basis for such shares to fair market value at the date of death and, instead, would have a tax basis in such shares equal to the lesser of the decedent’s basis or the fair market value of such shares on the decedent’s date of death.

As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund” (a QEF), in which case the U.S. holder would be taxed, for each taxable year that we are a PFIC, on its pro rata share of our ordinary earnings and net capital gain (subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge). Special rules apply if a U.S. holder makes a QEF election after the first taxable year in its holding period in which we are a PFIC. We have agreed to supply U.S. holders with the information needed to report income and gain under a QEF election if we were a PFIC. Amounts includable in income as a result of a QEF election will be determined without regard to our prior year losses or the amount of cash distributions, if any, received from us. A U.S. holder’s basis in its Ordinary Shares will increase by any amount included in income and decrease by any amounts not included in income when distributed because such amounts were previously taxed under the QEF rules. So long as a U.S. holder’s QEF election is in effect with respect to the entire holding period for its Ordinary Shares, any gain or loss realized by such holder on the disposition of its Ordinary Shares held as a capital asset generally will be capital gain or loss. Such capital gain or loss ordinarily would be long-term if such U.S. holder had held such Ordinary Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. The QEF election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares held or subsequently acquired by an electing U.S. holder and can be revoked only with the consent of the IRS. The QEF election must be made on or before the U.S. holder’s tax return due date, as extended, for the first taxable year to which the election will apply.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Global Select Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period for our Ordinary Shares. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally be required to report gain or loss to the extent of the difference between the fair market value of the Ordinary Shares at the end of the taxable year and such U.S. holder’s tax basis in such shares at that time. Any gain under this computation, and any gain on an actual disposition of our Ordinary Shares in a taxable year in which we are PFIC, would be treated as ordinary income. Any loss under this computation, and any loss on an actual disposition of our Ordinary Shares in a taxable year in which we are PFIC, would be treated as ordinary loss to the extent of the cumulative net-mark-to-market gain previously included. Any remaining loss from marking our Ordinary Shares to market will not be allowed, and any remaining loss from an actual disposition of our Ordinary Shares generally would be capital loss. A U.S. holder’s tax basis in its Ordinary Shares is adjusted annually for any gain or loss recognized under the mark-to-market election. There can be no assurances that there will be sufficient trading volume with respect to our Ordinary Shares for the Ordinary Shares to be considered “regularly traded” or that our Ordinary Shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our Ordinary Shares will be marketable stock for these purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all Ordinary Shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our Ordinary Shares no longer constitute “marketable stock”).

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2017. We currently expect that we will not be a PFIC in 2018. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares in the event that we qualify as a PFIC.

Non-U.S. holders of Ordinary Shares

Except as provided below, a non-U.S. holder of our Ordinary Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our Ordinary Shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our Ordinary Shares by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Additional Tax on Investment Income

A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. holder’s net investment income generally will include its dividends on our Ordinary Shares and net gains from dispositions of our Ordinary Shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in the Ordinary Shares.

Backup Withholding and Information Reporting

Except as provided below, a non-U.S. holder of our Ordinary Shares will not be subject to U.S. federal income or withholding tax on the receipt of dividends on, or the proceeds from the disposition of, our Ordinary Shares, unless, in the case of U.S. federal income taxes, that item is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment in the United States or, in the case of an individual, a fixed place of business in the United States. In addition, gain recognized on the disposition of our Ordinary Shares by an individual non-U.S. holder will be subject to tax in the United States if the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Ordinary Shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that own “specified foreign financial assets” with an aggregate value in a taxable year in excess of certain threshold (as determined under Treasury regulations) and that are required to file a U.S. federal income tax return generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our Ordinary Shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets”. Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. A U.S. Holder is urged to consult his tax adviser regarding his reporting obligation.

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

As of December 31, 2017, we had approximately $76.8 million in cash and cash equivalents and short term bank deposits and $14.1 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 2.8%, with average maturities of 1.5 years and maximum maturities of 2.6 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations, such as the declines experienced in 2008 and the first six months of 2009. In such case, the fair value of our investments may decline. As of December 31, 2017, net unrealized losses in our marketable securities portfolio totaled $58,000 (fifty eight thousand dollars). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2017 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $3.0 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2017 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.8 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2017 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.9 million, $0.3 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2017 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.9 million, $0.2 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2017, we had $12.9 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $1.3 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2017. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2017, the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of Futurewave Systems, Inc. since it was first acquired in the last quarter of 2017.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2017 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2017 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2016	2017
Audit (1)	$266,000	$357,000
Audit-related	-	-
Tax (2)	$74,000	$46,000
Total	$340,000	$403,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

●	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2017

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (“the Company”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1% and 1% at December 31, 2017 and 2016, respectively, and total revenues of 4%, 6% and 6% for the years ended December 31, 2017, 2016 and 2015, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 1984.

Tel-Aviv, Israel
April 30, 2018

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017 and the related notes and our report dated April 30, 2018 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel
April 30, 2018

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2016	2017
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$75,314	$76,076
Short-term bank deposits	2	732
Marketable securities (Note 4)	12,506	14,138
Trade receivables (net of allowance for doubtful accounts of $ 2,160 and $ 3,852 at December 31, 2016 and 2017, respectively)	62,047	82,051
Other accounts receivable and prepaid expenses (Note 6)	8,487	8,643

Total current assets	158,356	181,640

LONG-TERM RECEIVABLES:
Severance pay fund	2,568	3,226
Deferred tax asset (Note 13)	3,548	2,990
Other long-term receivables	1,680	2,015

Total long-term receivables	7,796	8,231

PROPERTY AND EQUIPMENT, NET (Note 7)	3,065	3,468

INTANGIBLE ASSETS, NET (Note 8)	56,180	51,011

GOODWILL (Note 9)	91,002	98,189

Total assets	$316,399	$342,539

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2016	2017
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 10)	$5,645	$9,771
Trade payables	8,393	12,185
Accrued expenses and other accounts payable (Note 11)	20,290	27,789
Liabilities due to acquisition activities	6,478	3,906
Deferred revenues and customer advances	3,882	5,586

Total current liabilities	44,688	59,237

LONG TERM LIABILITIES:
Long term debt (Note 12)	29,756	27,814
Long term liabilities due to acquisition activities (Note 3)	3,379	581
Deferred tax liability (Note 13)	12,494	11,331
Accrued severance pay	3,443	4,174

	49,072	43,900

COMMITMENTS AND CONTINGENCIES (Note 17)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	25,998	25,839

EQUITY (Note 14):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2016 and 2017; Issued and Outstanding: 44,355,770 and 44,488,578 shares at December 31, 2016 and 2017, respectively	1,036	1,040
Additional paid-in capital	182,785	183,445
Accumulated other comprehensive income (loss)	(7,428)	83
Retained earnings	19,825	25,713

Total equity attributable to Magic Software Enterprises shareholders	196,218	210,281
Non-controlling interests	423	3,282

Total equity	196,641	213,563

Total liabilities, redeemable non-controlling interest and equity	$316,399	$342,539

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Revenues (Note 19):
Software	$21,598	$19,626	$21,644
Maintenance and technical support	22,908	25,885	30,386
Consulting services	131,524	156,135	206,110

Total revenues	176,030	201,646	258,140

Cost of revenues:
Software	7,836	8,674	9,564
Maintenance and technical support	2,466	2,952	3,888
Consulting services	102,919	121,756	161,709

Total cost of revenues	113,221	133,382	175,161

Gross profit	62,809	68,264	82,979

Operating costs and expenses:
Research and development, net (Note 16a)	4,888	5,839	6,942
Selling and marketing	23,062	23,776	27,244
General and administrative	13,425	17,562	22,837

Total operating costs and expenses	41,375	47,177	57,023

Operating income	21,434	21,087	25,956
Financial expense, net (Note 16b)	685	430	1,711
Other income, net	8	-	-

Income before taxes on income	20,757	20,657	24,245
Taxes on income (Note 13)	3,681	3,949	6,331

Net income	17,076	16,708	17,914
Net income attributable to redeemable non-controlling interests	639	4,520	1,536
Net income attributable to non-controlling interests	239	281	936

Net income attributable to Magic Software Enterprises Shareholders	$16,198	$11,907	$15,442

Net earnings per share attributable to Magic Software Enterprises’ shareholders (Note 18):
Basic earnings per share	$0.37	$0.27	$0.35
Diluted earnings per share	$0.36	$0.27	$0.35

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2015	2016	2017

Net income	$17,076	$16,708	$17,914

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(1,611)	(1,006)	10,134
Unrealized gain from derivative instruments, net	9	-	-
Unrealized gain (loss) from available-for-sale securities	156	(11)	(4)
(Gain) loss reclassified into earnings from marketable securities	-	16	(94)

Total other comprehensive (loss), net of tax	(1,446)	(1,001)	10,036

Total comprehensive income	15,630	15,707	27,950

Comprehensive income attributable to redeemable non-controlling interests	572	4,211	4,007
Comprehensive income attributable to non-controlling interests	208	322	990

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$14,850	$11,174	$22,953

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of January 1, 2015	44,174,217	1,029	182,114	(5,347)	7,269	2,659	187,724
Issuance of shares	-	-	(50)	-	-	-	(50)
Exercise of stock options	161,003	6	413	-	-	-	419
Stock-based compensation	-	-	220	-	-	14	234
Acquisition of non-controlling interests (Note 3)	-	-	(1,708)	-	-	(36)	(1,744)
Dividend	-	-	-	-	(7,788)	(747)	(8,535)
Other comprehensive loss	-	-	-	(1,348)	-	(31)	(1,379)
Net income	-	-	-	-	16,198	239	16,437

Balance as of December 31, 2015	44,335,220	1,035	180,989	(6,695)	15,679	2,098	193,106
Exercise of stock options	20,550	1	40	-	-	-	41
Stock-based compensation	-	-	103	-	-	49	152
Exercise of stock options in a subsidiary	-	-	1,012	-	-	(1,304)	(292)
Acquisition of non-controlling interests (Note 3)	-	-	641	-	-	(644)	(3)
Dividend	-	-	-	-	(7,761)	(98)	(7,859)
Other comprehensive loss	-	-	-	(733)	-	41	(692)
Net income	-	-	-	-	11,907	281	12,188

Balance as of December 31, 2016	44,355,770	1,036	182,785	(7,428)	19,825	423	196,641
Exercise of stock options	132,808	4	582	-	-	-	586
Stock-based compensation	-	-	78	-	-	-	78
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	2,440	2,440
Dividend	-	-	-	-	(9,554)	(571)	(10,125)
Other comprehensive income	-	-	-	7,511	-	54	7,565
Net income	-	-	-	-	15,442	936	16,378

Balance as of December 31, 2017	44,488,578	1,040	183,445	83	25,713	3,282	213,563

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from operating activities:

Net income	$17,076	$16,708	$17,914
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	9,885	11,608	13,611
Stock-based compensation	234	152	78
Amortization of marketable securities premium and accretion of discount	249	257	218
Loss (gains) reclassified into earnings from marketable securities	-	16	(94)
Increase in trade receivables, net	(8,756)	(2,571)	(15,752)
Increase in other long term and short term accounts receivable and prepaid expenses	(1,669)	(56)	(1,773)
Increase in trade payables	1,866	1,426	3,604
Change in value of loans	-	-	3,200
Increase (decrease) in accrued expenses and other accounts payable	(196)	1,553	4,435
Increase (decrease) in deferred revenues	684	(180)	1,175
Change in deferred taxes, net	245	(958)	(1,108)

Net cash provided by operating activities	19,618	27,955	25,508

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Cash flows from investing activities:

Capitalized software development costs	(3,847)	(4,224)	(3,771)
Purchase of property and equipment	(1,109)	(799)	(1,400)
Cash paid in conjunction with acquisitions, net of acquired cash	(9,182)	(31,436)	(6,890)
Proceeds from maturity and sale of marketable securities	-	2,643	4,225
Proceeds from short-term bank deposits	2,654	8,467	-
Investment in marketable securities and short-term bank deposits	(5,153)	(9,401)	(5,766)
Short term loan to a related-party	-	(1,183)	1,183
Change in loans to employees and other deposits, net	5	(49)	-

Net cash used in investing activities	(16,632)	(35,982)	(12,419)

Cash flows from financing activities:

Proceeds from exercise of options by employees	419	41	586
Dividend paid	(7,788)	(7,761)	(9,359)
Dividend paid to non-controlling interests	(392)	(456)	(571)
Dividend paid to redeemable non-controlling interests	-	(1,574)	(5,312)
Short-term credit, net	(2,840)	936	-
Purchase of non-controlling interest	(1,300)	(352)	-
Long term loan received	-	31,356	8,535
Repayment of long-term loans	(34)	-	(8,190)

Net cash provided by (used in) financing activities	(11,935)	22,190	(14,312)

Effect of exchange rate changes on cash and cash equivalents	(1,378)	(1,037)	1,985

Increase (decrease) in cash and cash equivalents	(10,327)	13,126	762
Cash and cash equivalents at the beginning of the year	72,515	62,188	75,314

Cash and cash equivalents at end of the year	$62,188	$75,314	$76,076

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2015	2016	2017
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$355	$2,035	$652

Contingent acquisition consideration	$1,048	$4,771	$-

Dividend declared and not yet paid	$-	$-	$195

Dividend in Redeemable Non-controlling interest	$2,294	$1,579	$692

Dividend in Non-controlling interest	$355	$-	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$2,386	$4,510	$5,373

Interest	$113	$358	$572

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

Magic Software Enterprises Ltd., an Israeli company (“the Group” or “the Company”), is a global provider of: (i) proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) selected packaged vertical software solutions; and (iii) a vendor of software services and IT outsourcing software services.

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

The principal markets of the Group are United States, Israel, Europe and Japan (see Note 19).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), applied on a consistent basis, as follows:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant assumptions are employed in estimates used in determining values of goodwill and identifiable intangible assets and their subsequent impairment analysis, redeemable non-controlling interests, revenue recognition, tax assets and tax positions, legal contingencies, research and development capitalization, contingent consideration related to acquisitions and stock-based compensation costs. Actual results could differ from those estimates.

Financial statements in United States dollars

A substantial portion of the revenues and expenses of the Company and of certain subsidiaries is generated in U.S. dollars (“dollar”). The Company’s management believes that the dollar is the currency of the primary economic environment in which the Company and certain subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”. All transaction gains and losses of the remeasurement of monetary balance sheet items are reflected in the statements of income as financial income or expenses, as appropriate. Monetary accounts and transactions maintained in dollars are presented at their original amounts.

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

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Intercompany balances and transactions, including profit from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

Changes in the parent’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

Non-controlling interests of subsidiaries represent the non-controlling shareholders’ share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity”.

The following table provides a reconciliation of the redeemable non-controlling interests for the year ended December 31, 2017:

January 1, 2017	$25,998
Net income attributable to redeemable non-controlling interest	1,536
Redeemable non-controlling interests reclassification to non-controlling interests	(2,440)
Dividend in redeemable non-controlling interest	(1,726)
Foreign currency translation adjustments	2,471

December 31, 2017	$25,839

Out of the closing balance, an amount of $ 20,860 might be exercised during 2018.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Cash and cash equivalents

Cash and cash equivalents are short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less, at acquisition.

Cash and cash equivalents include amounts held primarily in NIS, dollar, Euro, Japanese Yen and British Pound.

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain of the Group’s ongoing projects and are classified under other receivables.

Marketable securities

The Company accounts for all its investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. The Company classifies all of its marketable securities as available for sale and held for trading. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income, net” and are derived using the specific identification method for determining the cost of securities.

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

Held for trading securities are measured at fair value through profit or loss.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years

Computers and peripheral equipment	3 - 5
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 – 5 (mainly 5)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

Business combinations

The Company accounts for business combinations under ASC 805, “Business Combinations”. ASC 805 requires recognition of assets acquired, liabilities assumed, contingent consideration, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, to be measured at their fair values as of that date. As required by ASC 820, “Fair Value Measurements and Disclosures” the Company applies assumptions, judgments and estimates that marketplace participants would consider in determining the fair value of assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in earnings. Acquisition related costs are expensed to the statements of income in the period incurred. The cumulative impact of measurement period adjustments, including the impact to prior periods, is recognized in the reporting period in which the adjustment is identified.

During the years ended December 31, 2015, 2016 and 2017 the Company recorded $3, $665 and $300, with respect to changes in the fair value of contingent consideration liability, respectively.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (approximately 5 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Company’s expectations) which provides greater amortization expense compared to the revenue-curve method.

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2015, 2016 and 2017, no such unrecoverable amounts were identified.

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

As required by ASC 820, “Fair Value Measurements and Disclosures” the Company applies assumptions, judgments and estimates that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

Intangible assets with finite lives are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Acquired technology and non-compete were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 1 - 15 years based on the intangible assets identified.

During the years ended December 31, 2015, 2016 and 2017, no impairment indicators were identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2017, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If it does result in a more likely than not indication of impairment, the two-step impairment test is performed. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The provisions of ASC 350 require that the quantitative two-step impairment test will be performed on goodwill at the level of the reporting units. In the first step, or “Step one”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step two”, of the impairment test in order to determine the implied fair value of goodwill. To determine the fair value used in Step one, the Company uses discounted cash flows. If and when the Company is required to perform a Step two analysis, determining the fair value of its net assets and its off-balance sheet intangibles, then the Company would be required to make judgments that involve the use of significant estimates and assumptions.

The Company determines the fair value of each reporting unit by using the income approach, which utilizes a discounted cash flow model, as it believes that this approach best approximates the reporting unit’s fair value. Judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for its goodwill.

The Company performed an annual impairment tests as of December 31, of each of 2015, 2016 and 2017 and did not identify any impairment losses (see Note 9).

Revenue recognition

The Company derives its revenues from licensing the rights to use software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials (T&M)). The Company sells its products and services primarily through its direct sales force and indirectly through distributors and value added resellers.

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

Arrangements that include professional services bundled with licensed software and other software related elements, are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are considered essential to the software, revenues under the arrangement are recognized using contract accounting based on ASC 605-35, “Construction-Type and Production-Type Contracts”, on a percentage of completion method based on inputs measures. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2015, 2016 and 2017, no such estimated losses were identified.

When professional services are not considered essential to the functionality of other elements of the arrangement, revenue allocable to the services is recognized as the services are performed, using VSOE of fair value. In most cases, the Company has determined that the services are not considered essential to the functionality of other elements of the arrangement.

Deferred revenues include unearned amounts received under maintenance and support (mainly) and amounts received from customers for which revenues have not yet been recognized.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale and requires significant judgment.

Accrued severance pay and retirement plans

The Company’s and its Israeli subsidiaries’ obligation for severance pay with respect to their Israeli employees (for the period for which the employees were not included under Section 14 of the Severance Pay Law, 1963) is calculated pursuant to the Israeli Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date, and are presented on an undiscounted basis (referred to as the “Shut Down Method”). Employees are entitled to one month’s salary for each year of employment or a portion thereof. The Company’s obligation for all of its Israeli employees is fully provided for by monthly deposits with insurance policies and severance pay funds and by an accrual.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Group has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S. employees may contribute up to 100% of their pretax or post-tax salary, but not more than statutory limits. Matching contributions are discretionary and if made, are up to 3% of the participants annual contributions.  When contributions are granted, they are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan.

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

Severance expenses for the years ended December 31, 2015, 2016 and 2017 amounted to approximately $ 1,626, $ 2,248 and $ 3,748, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2015, 2016 and 2017 amounted to $ 377, $ 423 and $ 384, respectively.

Income taxes

The Company and its subsidiaries account for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 66,646, 21,998 and 2,093 for the years ended December 31, 2015, 2016 and 2017, respectively.

Stock-based compensation

The Company accounts for stock-based compensation in accordance with ASC 718, “Compensation - Stock Compensation” which requires the measurement and recognition of compensation expense based on estimated fair values for all share-based payment awards made. ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company’s consolidated statement of income.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures.

The Company uses the Binomial option-pricing model (“the Binomial model”) to estimate the fair value for any options granted. The Binomial model takes into account variables such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value of each option granted using the Binomial model, was estimated on the date of grant with the following assumptions: expected volatility was based upon actual historical stock price movements and was calculated as of the grant dates for different periods, since the Binomial model can be used for different expected volatilities for different periods. The risk-free interest rate was based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term to the contractual term of the options. The expected term of options granted was derived from the output of the option valuation model and represented the period of time that options granted were expected to be outstanding. Estimated forfeitures were based on actual historical pre-vesting forfeitures. Since dividend payments are applied to reduce the exercise price of the option, the effect of the dividend protection was reflected by using an expected dividend assumption of zero.

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is ‘probable’ that the performance conditions will be satisfied.

No grants were made to employees and directors in 2016 and 2017.

During the years ended December 31, 2015, 2016 and 2017, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 234, $ 152 and $ 78, respectively, as follows:

	Year ended December 31,
	2015	2016	2017

Cost of revenue	$31	$15	$7
Research and development	48	17	8
Selling and marketing	137	71	-
General and administrative	18	49	63

Total stock-based compensation expense	$234	$152	$78

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, restricted cash, marketable securities, trade receivables and foreign currency derivative contracts.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company’s cash and cash equivalents, short-term deposits and restricted cash are invested primarily in bank deposits with major banks worldwide, mainly in the United States and Israel, however, such cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. The Company believes that since these deposits may be redeemed upon demand and since such institutions are of high rating they bear low risk.

The Company’s marketable securities include investments in commercial and government bonds and foreign banks. The Company’s marketable securities are considered to be highly liquid and have a high credit standing (also refer to Note 4). In addition, management considered its portfolios in foreign banks to be well-diversified.

The Company’s trade receivables are derived from sales to customers located primarily in the United States, Israel, Europe and Japan. The Company performs ongoing credit evaluations of its customers and has not experienced any material from any one customer since 2013. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2015, 2016 and 2017 was $ 346, $ 437 and $ 1,164, respectively.

From time to time the Company enters into foreign exchange forward contracts and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company’s non-dollar currency exposure (see “Derivative instruments” below).

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

MAGIC SOFTWARE ENTERPRISES LTD.

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

For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

At December 31, 2016 and 2017, the Company did not have any cash flow hedges.

The following table present gains and losses of related hedged items:

	Statements	Gain recognized in the statements of income
	of	Year ended December 31,
	income item	2015	2016	2017

Derivatives not designated as hedging:
Foreign exchange forward contracts	“Financial income (expense), net”	69	4	(5)

Total derivatives		$69	$4	$(5)

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently adopted accounting pronouncement

Effective as of January 1, 2017, the Company adopted Accounting Standards Update 2016-09, “Compensation—Stock Compensation (Topic 718)” (“ASU 2016-09”). ASU 2016-09 permits entities to make an accounting policy election related to how forfeitures will impact the recognition of compensation cost for stock-based compensation: to estimate the total number of awards for which the requisite service period will not be rendered or to account for forfeitures as they occur. Upon adoption of ASU 2016-09, the Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. Therefore, the adoption of this guidance did not have any impact on the Company’s financial statements.

Recently issued accounting pronouncements

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), an updated standard on revenue recognition and issued subsequent amendments to the initial guidance in March 2016, April 2016, May 2016 and December 2016 within ASU 2016-08, 2016-10, 2016-12 and 2016-20, respectively. The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods and services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods and services. In addition, the new standard requires expanded disclosures.

The Company established an implementation team to analyze the potential impact the standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the standard. The Company adopted the new standard on January 1, 2018 using the Modified Retrospective Adoption Transition Method.

The Company has completed its evaluation of the Standard and does not expect a material change in its pattern of revenue recognition.

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial Statements

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for annual and interim periods beginning after December 15, 2017. The Company expects no material impact on its consolidated financial statements of cash flows.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company does not expect this ASU to have a material effect on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. The amendments in this update provide a more robust framework to use in determining when a set of assets and activities is a business. Because the current definition of a business is interpreted broadly and can be difficult to apply, stakeholders indicated that analyzing transactions is inefficient and costly and that the definition does not permit the use of reasonable judgment. The amendments provide more consistency in applying the guidance, reduce the costs of application, and make the definition of a business more operable. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. The Company is currently evaluating the impact of adopting this new guidance on its consolidated financial statements, but it is not expected to have a material impact.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On April 14, 2015, the Company acquired a 70% interest in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $ 1,523 was paid upon closing and $ 298 which was payable contingent upon the acquired business meeting certain operational targets in 2015. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Comblack. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 989. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$(405)
Non-controlling interest	(989)
Intangible assets	1,249
Goodwill	1,966

Total assets acquired net of acquired cash	$1,821

In March 2016, the Company paid the seller the remaining contingent payments for meeting 2015 operational targets. As of December 31, 2017, the Comblack redeemable non-controlling interest amounted to $ 5,034.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	On June 30, 2015, the Company acquired a 70% interest in Infinigy Solutions LLC (“Infinigy”), a U.S.-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the U.S., providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $ 6,527, of which $ 5,600 was paid upon closing and $ 927 was payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 3,590. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$1,182
Non-controlling interest	(3,590)
Intangible assets	3,675
Goodwill	5,260

Total assets acquired net of acquired cash	$6,527

In July 2016, the Company paid the seller $ 534 with respect to the acquired business meeting certain of its 2016 operational targets. In 2017, the acquired business did not meet its operational targets and therefore as of December 31, 2017, the seller is not entitled to any additional contingent payments.

As of December 31, 2017, the Infinigy redeemable non-controlling interest amounted to $ 3,366.

c.	On July 11, 2016, the Company acquired a 60% interest in Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of $ 20,550, which was paid upon closing. The purchaser and the seller hold mutual Call and Put options respectively for the remaining 40% interest in Roshtov. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 14,012. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 2016.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$15
Non-controlling interest	(14,012)
Intangible assets	22,439
Deferred tax liability	(5,610)
Goodwill	17,718

Total assets acquired net of acquired cash	$20,550

As of December 31, 2017, Roshtov redeemable non-controlling interest amount to $ 15,565.

d.	On October 31, 2016, the Company acquired a 100% interest in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6,836, of which $ 4,699 was paid upon closing, $ 2,137 (measured based on present value) was allocated to a deferred payment and contingent payment upon the acquired business meeting certain operational targets in 2017. The Company’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israel. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing November 1, 2016.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$533
Intangible assets	3,489
Deferred tax liability	(871)
Goodwill	3,685

Total assets acquired net of acquired cash	$6,836

In 2017, the Company paid the seller $ 924 with respect to deferred payment. The remaining obligation to the seller, allocated to deferred payment and contingent payment based on 2017 operational targets amounted to $2,405, which is included under the Company’s current “liabilities due to acquisition activities”. The amount was paid subsequent to the balance sheet date.

e.	During the years ended December 31, 2016 and 2017, the Company acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 8,884 and $ 1,050, respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisitions:

	December 31,
	2016	2017 (*)

Net assets, excluding cash acquired	$2,174	$(1,822)
Non-controlling interest	(1,209)	-
Intangible assets	2,370	1,149
Deferred tax liability	(493)	-
Goodwill	6,042	1,723

Total assets acquired net of acquired cash	$8,884	$1,050

(*)	The estimated fair values of the tangible and intangible assets referring to acquisition which were made in 2017 are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt and equity securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2016	2017

Fair value through profit or loss (1)	$-	$1,209
Available-for-sale	12,506	12,929

	$12,506	$14,138

(1)       The Group recognized trading gains in the amount of $ 10 during the year ended December 31, 2017.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2016				2017
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$12,348	$(72)	$-	$12,276	$12,987	$(58)	$-	$12,929

Equity funds	118	-	112	230	-	-	-	-

Total available-for-sale marketable securities	$12,466	$(72)	$112	$12,506	$12,987	$(58)	$-	$12,929

Marketable securities with contractual maturities within one year and from one to three years are as follows:

	Amortized	Unrealized gains (losses)		Market
	cost	Gains	Losses	value

Due within one year	$4,045	$-	$(5)	$4,040

Due after one year through three years	$8,942	$-	$(53)	$8,889

Total	$12,987	$-	$(58)	$12,929

The total fair value of marketable securities with outstanding unrealized losses as of December 31, 2017 amounted to $12,929, while the unrealized losses for these marketable securities amounted to $ 57.  Of the $ 57 unrealized losses outstanding as of December 31, 2017, a portion of which in the amount of $ 25 was related to marketable securities that were in a loss position for more than 12 months and the remaining portion of $ 32 was related to marketable securities that were in a loss position for less than 12 months.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2016:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2016	$35
Losses reclassified into earnings from marketable securities	16
Unrealized losses from available-for-sale securities	(11)
Other comprehensive income from available-for-sale securities as of December 31, 2016	$40

The following is the change in the other comprehensive income of available-for-sale securities during 2017:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2017	$40
Gains reclassified into earnings from marketable securities	(94)
Unrealized losses from available-for-sale securities	(4)
Other comprehensive loss from available-for-sale securities as of December 31, 2017	$(58)

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities and foreign currency derivative contracts at fair value. Generally equity funds are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts, certain corporate bonds and convertible bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

The Company’s financial assets measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of the following dates:

	December 31, 2016
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$12,276	$-	$12,276
Equity fund	230	-	-	230

Total financial assets	$230	$12,276	$-	$12,506

Liabilities:
Contingent consideration	$-	$-	$3,088	$3,088

Total financials liabilities	$-	$-	$3,088	$3,088

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$12,929	$-	$12,929
Convertible bonds	-	1,209	-	1,209

Total financial assets	$-	$14,138	$-	$14,138

Liabilities:
Contingent consideration	$-	$-	$1,333	$1,333

Total financials liabilities	$-	$-	$1,333	$1,333

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2016	2017

Opening balance	$1,220	$3,088
Increase in contingent consideration due to acquisitions	1,868	-
Payment of contingent consideration	(883)	(2,109)
Increase in fair value of contingent consideration	665	1,587
Decrease in fair value of contingent consideration	-	(1,287)
Decrease in liability against other receivables	-	(118)
Amortization of interest and exchange rate	218	172

Closing balance	$3,088	$1,333

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2016	2017

Prepaid expenses	$2,601	$2,659
Government authorities	3,426	4,900
Related parties	1,603	314
Other	857	770

	$8,487	$8,643

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2016	2017
Cost:

Leasehold improvements	$795	$918
Computers and peripheral equipment	14,059	14,842
Office furniture and equipment	3,111	3,778
Motor vehicles	1,186	1,237
Software	2,970	3,094

	22,121	23,869
Accumulated depreciation:

Leasehold improvements	356	429
Computers and peripheral equipment	13,518	14,194
Office furniture and equipment	2,244	2,471
Motor vehicles	366	447
Software	2,572	2,860

	19,056	20,401

Depreciated cost	$3,065	$3,468

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 792, $ 893 and $ 1,046 for the years ended December 31, 2015, 2016 and 2017, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2016	2017
Original amounts:

Capitalized software costs	$71,349	$75,126
Customer relationships	53,370	56,296
Backlog and non-compete agreement	2,712	2,712
Acquired technology	12,375	13,087

	139,806	147,221
Accumulated amortization:

Capitalized software costs	57,286	61,834
Customer relationships	21,684	27,967
Backlog and non-compete agreement	2,260	2,486
Acquired technology	2,396	3,923

	83,626	96,210

Intangible assets, net	$56,180	$51,011

b.	Amortization expenses amounted to $ 9,093, $ 10,715 and $ 12,565 for the years ended December 31, 2015, 2016 and 2017, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2017 is as follows:

2018	$11,439
2019	9,698
2020	8,203
2021	6,585
2022	4,333
2023 and thereafter	10,753

$51,011

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 according to the Company’s reporting units are as follows (see also Note 19):

	IT professional services	Software services	Total

As of January 1, 2016	$34,150	$29,158	$63,308

Business combination	9,113	17,717	26,830
Measurement period adjustments	389	-	389
Foreign currency translation adjustments	222	253	475

As of December 31, 2016	$43,874	$47,128	$91,002

Business combination	1,723	-	1,723
Measurement period adjustments	614	28	642
Foreign currency translation adjustments	2,192	2,630	4,822

As of December 31, 2017	$48,403	$49,786	$98,189

The Company performed an annual impairment tests as of December 31, of each of 2015, 2016 and 2017 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2016	2017
Short-term credit from banks	USD	U.S Prime -0.2	$996	$2,125
Short-term credit from banks	NIS	2	-	618
Short-term loans from banks	NIS	1.6-2	155	259
Other			36	-
Current maturities of long-term loans from financial institution	NIS	2.6-3	4,458	6,769
			$5,645	$9,771

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2016	2017

Employees and payroll accruals	$11,245	$15,203
Accrued expenses	4,955	6,234
Government authorities	2,871	4,738
Other	1,219	1,614

	$20,290	$27,789

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2016	2017
		%
Loan from banks and other	NIS	2.6-5	$31,714	$34,447	(1)
Dividend payable to redeemable non-controlling interest	NIS		2,341	-
Other long term debt			159	136

			$34,214	$34,583
Current maturities	NIS		(4,458)	(6,769)

			29,756	27,814

(1)	On November 2016, the Company obtained a loan in the amount of $ 31,356 linked to the New Israel Shekel from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

Under the terms of the loan with the Israeli financial institution, the Company has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements, as described:

a.	Total equity attributable to Magic Software Enterprises shareholders shall not be lower than $ 100,000 at all times;

b.	The Company’s consolidated cash and cash equivalent and marketable securities available for sales shall not be less than $ 10,000;

c.	The ratio of the Company’s consolidated total financial debts to consolidated total assets will not exceed 50%;

d.	The ratio of the Company’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1; and

e.	The Company shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2017, the Company was in compliance with the financial covenants.

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

The Israeli corporate income tax rate was 24% in 2017, 25% in 2016 and 26.5% in 2015.

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

Effective January 1, 2011, the Knesset enacted the Law for Economic Policy for 2011 and 2012 (Amended Legislation), and among other things, amended the Law, (“the Amendment”). According to the Amendment, a flat corporate tax rate of 16% was established for exporting industrial enterprises (over 25%). The reduced tax rate will not be program dependent and will apply to the “Preferred Enterprise’s” (as such term is defined in the Investment Law) entire “preferred income”.

The Amendment also prescribes that any dividends distributed to individuals or foreign residents from the preferred enterprise’s earnings as above will be subject to tax at a rate of 20%.

The Company and one of its Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2011.

New Amendment- Preferred Technology Enterprise

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines recently published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

Introduction of a benefit regime for “Preferred Technology Enterprises” granting a 12% tax rate in central Israel – on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. Preferred Technology Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

A 12% capital gains tax rate on the sale of a preferred intangible asset to a foreign affiliated enterprise, provided that the asset was initially purchased from a foreign resident at an amount of NIS 200 million or more.

A withholding tax rate of 20% for dividends paid from PTE income (with an exemption from such withholding tax applying to dividends paid to an Israeli company). Such rate may be reduced to 4% on dividends paid to a foreign resident company, subject to certain conditions regarding percentage of foreign ownership of the distributing entity.

Starting 2017, part of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate under Amendment 73 to the Investment Law.

3.	The Company’s Israeli entities have received final tax assessments for their Israeli tax return filings through the year 2013.

4.	Tax benefits under the Law for the Encouragement of Industry (Taxes), 1969:

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

MAGIC SOFTWARE ENTERPRISES LTD.

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

Neither Israeli income taxes, foreign withholding taxes nor deferred income taxes were provided in relation to undistributed earnings of the non-Israeli subsidiaries. This is because the Company intends to permanently reinvest undistributed earnings in the foreign subsidiaries in which those earnings arose. If these earnings were distributed in the form of dividends or otherwise, the Company would be subject to additional Israeli income taxes (subject to an adjustment for foreign tax credits) and non-Israeli withholding taxes.

The amount of the Company cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 12,062. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

Tax Reform- United States of America

The U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) was approved by the U.S. Congress on December 20, 2017 and signed into law by U.S. President Donald J. Trump on December 22, 2017. This legislation makes complex and significant changes to the U.S. Internal Revenue Code. Such changes include a reduction in the corporate tax rate and limitations on certain corporate deductions and credits, among other changes.

The TCJA reduces the U.S. federal corporate income tax rate from 35% to 21% effective January 1, 2018. In addition, the TCJA makes certain changes to the depreciation rules and implements new limits on the deductibility of certain expenses and deduction.

The Company’s subsidiaries in the United States do not have any foreign subsidiaries and, therefore, the remaining provisions of the TCJA have no material impact on the Company’s results of operations.

The Company re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax benefit recorded related to the re-measurement of the provisional net deferred taxes was approximately $ 428.

The SEC staff has issued SAB 118 which will allow the Company to record provisional amounts during a measurement period. The Company has concluded that a reasonable estimate could be developed for the effects of the tax reform. However, due to the short time frame between the enactment of the reform and the year end, its fundamental changes, the accounting complexity, and the expected ongoing guidance and accounting interpretations over the next 12 months, the Company considers the accounting of the deferred tax re-measurement and other items to be incomplete.

c.	Net operating loss carryforwards:

As of December 31, 2017, three Israeli subsidiaries of the Company had operating loss carryforwards of $ 15,336 (mainly Formula Telecom Solutions Ltd. (“FTS”) which account for $ 12,686), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 4,142 as of December 31, 2017, which can be carried forward to offset against future taxable income.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

d.	Income before taxes on income:

	Year ended December 31,
	2015	2016	2017

Domestic	$18,350	$15,334	$19,442
Foreign	2,407	5,323	4,803

	$20,757	$20,657	$24,245

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2015	2016	2017
Current:
Domestic	$3,466	$2,919	$5,928
Foreign	880	1,863	1,511

	4,346	4,782	7,439
Deferred taxes:
Domestic	(500)	(666)	(1,160)
Foreign	(165)	(167)	52

	(665)	(833)	(1,108)

Taxes on income	$3,681	$3,949	$6,331

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2016	2017

Net operating loss carryforwards	$3,838	$4,355
Allowances, reserves and intangible assets	1,943	1,974

Deferred tax assets before valuation allowance	5,781	6,329
Less - valuation allowance	(2,233)	(3,339)

Deferred tax assets, net	$3,548	$2,990

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

	December 31,
	2016	2017

Long-term tax assets	$3,548	$2,990
Long-term tax liabilities	(12,494)	(11,331)

Net deferred tax liabilities	$(8,946)	$(8,341)

Deferred tax liabilities are mainly in respect of certain property and equipment, acquired intangible assets and capitalized software costs.

The Company has provided valuation allowances in respect of certain deferred tax assets resulting from operating losses carry forwards and other reserves and allowances due to uncertainty concerning realization of these deferred tax assets.

g.	Reconciliation of the theoretical tax expense to the actual tax expense:

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company (2015, 2016 and 2017 statutory tax rate 26.5%, 25% and 24%, respectively), and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2015	2016	2017

Income before taxes, as reported in the consolidated statements of income	$20,757	$20,657	$24,245

Statutory tax rate	26.5%	25%	24%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$5,501	$5,164	$5,819
Tax adjustment in respect of different tax rates	(923)	(1,214)	268
Deferred taxes on losses for which full valuation allowance was provided in the past	131	(455)	658
Tax-deductible costs, not included in the accounting costs	(733)	(342)	(38)
Tax benefits in respect of prior years, net	(133)	1,262	(488)
Nondeductible expenses	177	(232)	70
Uncertain tax position and other differences	(339)	(234)	42

Income tax	$3,681	$3,949	$6,331

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the years ended December 31, 2015, 2016 and 2017 the Company recorded $ 324, $ 159 and $ 300 (respectively) of tax expenses as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2015	$342

Increase in tax positions taken in prior years	469

Decrease in tax positions taken in prior years	(145)

Gross unrecognized tax benefits at December 31, 2015	666

Increase in tax positions taken in prior years	159

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2016	825

Increase in tax positions taken in prior years	300

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2017	$1,125

Although the Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement, there is no assurance that the final tax outcome of its tax audits will not be different from that which is reflected in the Company’s income tax provisions. Such differences could have a material effect on the Company’s income tax provision, cash flow from operating activities and net income in the period in which such determination is made.

NOTE 14:-	EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

b.	Stock Option Plans:

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

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2017, an aggregate of 1,000,000 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option

The exercise price for each option is determined by the Board of Directors and set forth in the Company’s award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2007 Plan.

A summary of employee option activity under the 2007 Plan as of December 31, 2017 and changes during the year ended December 31, 2017 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2017	473,367	$4.58	5.10	$991
Granted	-	$-
Exercised	(132,808)	$4.40
Forfeited	(31,250)	$6.18

Outstanding at December 31, 2017	309,309	$4.38	3.97	$1,237

Exercisable at December 31, 2017	258,059	$3.84	3.45	$1,171

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2017. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2015, 2016 and 2017 was $ 210, $ 112 and $ 502, respectively. As of December 31, 2017, there was $ 11 of unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. This cost is expected to be recognized over a period of approximately one year.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

The options outstanding as of December 31, 2017, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
1.01-2	20,000	0.98	$1.12	20,000	$1.12
2.01-3	87,667	2.25	$2.31	87,667	$2.31
3.01-4	109,142	3.77	$4.00	109,142	$4.00
5.01-6	6,250	5.61	$6.00	-	$-
6.01-7	31,250	6.87	$6.89	-	$-
8.01-9	55,000	6.35	$8.01	41,250	$8.01

	309,309	3.97	$4.38	258,059	$3.84

c.	Accumulated other comprehensive income (loss):

	December 31,
	2015	2016	2017

Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$35	$40	$(58)
Accumulated foreign currency translation adjustments	(6,756)	(7,494)	115
Accumulated unrealized gain on derivative instruments, net	26	26	26

Total other comprehensive income (loss)	$(6,695)	$(7,428)	$83

d.	On September 4, 2012, the Company’s Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company’s Board of Directors may at its discretion and at any time, change, the rate of dividend distributions and/or not to distribute a dividend, whether as a result of a one-time decision or a change in policy, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

In respect to the policy mentioned above, from September 10, 2012 through September 4, 2014 the Company declared accumulated cash dividend distributions of $ 0.525 per share ($ 20,111 in the aggregate). On February 5, 2015, the Company declared a dividend distribution of $ 0.081 per share ($ 3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, the Company declared a dividend distribution of $ 0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, the Company declared a dividend distribution of $ 0.09 per share ($ 3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, the Company declared a dividend distribution of $ 0.085 per share ($ 3,770 in the aggregate) which was paid on September 22, 2016. On February 22, 2017, the Company declared a dividend distribution of $ 0.085 per share ($ 3,775 in the aggregate) which was paid on April 5, 2017.

On August 9, 2017, the Company’s Board of Directors decided to amend the dividend distribution policy announced on September 5, 2012. According to the Company’s amended policy, each year the Company will distribute a dividend of up to 75% of its annual distributable profits. The Company’s Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend, all at its discretion. On August 13, 2017, the Company declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. Subsequent to the balance sheet date, on February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,784 in the aggregate, see also Note 20).

e.	On November 2014, a subsidiary of the Company granted to one of its executive officers, options exercisable for 1,167 Ordinary shares in the subsidiary that are exercisable if the subsidiary meets certain operational financial results. The exercise price of the options was NIS 1 per share. Total fair value of the grant was calculated based on the subsidiary’s fair value on the grant date and totaled NIS 5,910 thousand (NIS 5 thousand per share). On October 2015, the options were exercised and 1,167 Ordinary shares of the subsidiary were issued.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $1,638, $3,950 and $2,511, in aggregate for the years ended December 31, 2015, 2016 and 2017, respectively and acquired services and hardware amounting to approximately $231, $102 and $165 for the years ended December 31, 2015, 2016 and 2017, respectively.

As of December 31, 2016 and 2017, the Company had trade payables balances due to its related parties in amount of approximately $107 and $64. In addition, as of December 31, 2016 and 2017, the Company had trade and other receivables balances due from its related parties in amount of approximately $1,909 and $931.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2015	2016	2017

Total costs	$8,735	$10,063	$10,713
Less - capitalized software costs	(3,847)	(4,224)	(3,771)

Research and development, net	$4,888	$5,839	$6,942

b.	Financial income (expenses), net:

Bank charges and interest from loans offset by interest from short term deposits	$64	$(199)	$(1,124)
Interest expenses related to liabilities in connection with acquisitions	-	(257)	(62)
Interest income from marketable securities, net of amortization of premium on marketable securities	231	240	284
Loss arising from foreign currency translation and other	(980)	(214)	(809)

Financial income(expenses), net	$(685)	$(430)	$(1,711)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2017, are as follows:

2018	$2,523
2019	1,116
2020	626
2021 and thereafter	553

$4,818

Rent expenses for the years ended December 31, 2015, 2016 and 2017 were approximately $ 2,045, $ 2,204 and $ 2,729, respectively.

The Company leases motor vehicles under a cancelable lease agreement. The Company has an option to be released from this lease agreement, which may result in penalties of up to $ 48.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company and its subsidiaries currently occupy approximately 165,646 square feet of space based on a lease agreements as of December 31, 2017. The Group has diverse liability for the lease agreements varying from six months to five years.

As of December 31, 2017, the aggregated amount of lease commitment in all locations mentioned above is approximately $ 4,396.

b.	Guarantees and Collaterals:

As of December 31, 2017, the Company has provided performance bank guarantees in the amount of $516 as security for the performance of various contracts with customers. As of December 31, 2017, the Company has restricted bank deposits of $ 419 in favor of the issuing banks.

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

d.	In August 2009, an Israeli software company and one of its owners initiated an arbitration proceeding against the Company and one of its subsidiaries, claiming an alleged breach of a non-disclosure agreement between the parties, or the First Arbitration. The software company sought damages in the amount of approximately NIS 52 million (approximately $13.4 million). The arbitrator rendered his decision in January 2015 and determined that we should pay damages in the amount of $2.4 million.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 17:-	COMMITMENTS AND CONTINGENCIES (Cont.)

In September 2016, the same software company filed a lawsuit seeking damages of NIS 34,106 against the Company and one its subsidiaries, in an arbitration proceeding taking place between the parties (the “Lawsuit”). In the Lawsuit, the software company claims that warning letters that the Company sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of the Company’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The Lawsuit is based on rulings given in the First Arbitration proceeding that was held between the parties in which it was decided that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties, and upon damages that were awarded to the software company for the years 2009-2010. The software company claims that it was granted permission in the First Arbitration to seek damages relating to the years 2011 onwards in separate proceedings.

On January 23, 2017, the Company filed its statement of defense, maintaining, on various grounds, that the Lawsuit must be rejected, both in limine and on its merits. The software company filed its response on April 2, 2017. Both sides have submitted witness statements, as well as expert opinions relating to both financial issues, technical issues and Google Ads issues.

In view of the nature of the claims - both factual and legal - that were raised in the proceedings; in view of the likelihood of an expert-based ruling; and given the stage of the proceedings, where the witnesses and experts are yet to be cross-examined, it is impossible to properly evaluate the prospect of the Lawsuit being successful.

In February 2018, Comm-IT Ltd., a subsidiary of the Company commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. Based on the Company’s review of the allegations asserted in the counterclaims, it appears that the allegations do not have merit.

NOTE 18:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2015	2016	2017

Numerator for basic and diluted earnings per share - net income available to Magic shareholders	$16,198	$11,907	$15,442

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	44,247,556	44,347,083	44,435,671
Effect of dilutive securities	204,510	168,953	161,548

Denominator for diluted net earnings per share	44,452,066	44,516,036	44,597,219

Basic earnings per share	$0.37	$0.27	$0.35

Diluted earnings per share	$0.36	$0.27	$0.35

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2015

Total revenues	$67,271	$108,759	$-	$176,030
Expenses	52,963	98,384	3,249	154,596

Segment operating income (loss)	$14,308	$10,375	$(3,249)	$21,434

Depreciation and amortization	$6,562	$3,042	$281	$9,885

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2016

Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,847	118,414	3,298	180,559

Segment operating income (loss)	$11,987	$12,398	$(3,298)	$21,087

Depreciation and amortization	$7,531	$3,769	$308	$11,608

2017

Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184

Segment operating income (loss)	$13,451	$16,482	$(3,977)	$25,956

Depreciation and amortization	$9,242	$4,100	$269	$13,611

c.	The Company’s business is divided into the following geographic areas: Israel, Europe, United States, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2015, 2016 and 2017:

	Year ended December 31,
	2015	2016	2017

Israel	$36,401	$58,079	$91,917
Europe	29,084	23,642	26,635
United States	92,577	100,470	123,113
Japan	10,092	11,226	9,253
Other	7,876	8,229	7,222

	$176,030	$201,646	$258,140

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2016	2017

Israel	$110,213	$111,217
Europe	1,302	1,289
United States	30,777	32,223
Japan	4,887	5,008
Other	3,068	2,931

	$150,247	$152,668

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2015, 2016 and 2017, the Company had one major customer, included in the IT professional services segment, which accounted for 11%, 9% and 13% of the group revenues, respectively.

NOTE 20:-	SUBSEQUENT EVENTS

a.	On February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,784 in the aggregate) which was paid on March 26, 2018. The dividend distribution relates to the Company’s earnings in the second half of 2017.

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2017:

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

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE (Cont.)

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2017:

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	70	U.S.A
Infinigy Engineering LLP (a subsidiary of Infinigy Solutions LLC.)	99.9	U.S.A
Skysoft Solutions Ltd.	75	Israel
Futurewave Systems, INC.	100	U.S.A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Magic Software Japan K.K.

We have audited the accompanying balance sheets of Magic Software Japan K.K. (the "Company") as of December 31, 2016 and 2017, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2017. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation . We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the related statements of operations and cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

/s/ KDA Audit Corporation
KDA Audit Corporation

Tokyo, Japan
February 5, 2018

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: April 30, 2018

109