Form 20-F
period 2018-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2019-04-30
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________to ___________

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

48,861,038 Ordinary Shares, par value NIS 0. 1 per share

(as of December 31, 2018)

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

Large accelerated filer: ☐	Accelerated filer: ☒	Non-accelerated filer: ☐	Emerging growth company ☐

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

INTRODUCTION

We are a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) a vendor of software services and IT outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; and (vi) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform allows providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

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

We sell our platforms globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, AppBuilder, Magic xpi and Magic xpc projects, and assuring successful operation of the platforms once installed.

i

Our vertical packaged software solutions include:

●	Clicks – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Solution – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. the system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

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

We derived the following consolidated statement of income data for the years ended December 31, 2016, 2017 and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the year ended December 31, 2014 and 2015 and the consolidated balance sheet data as of December 31, 2014, 2015 and 2016 are derived from our audited consolidated financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars.

Statement of Income Data:

	Year ended December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands, except per share data)
Revenues:
Software	$25,351	$21,598	$19,626	$21,644	$25,454
Maintenance and technical support	22,780	22,908	25,885	30,386	30,951
Consulting services	116,173	131,524	156,135	206,110	227,970
Total revenues	164,304	176,030	201,646	$258,140	$284,375
Cost of revenues:
Software	7,646	7,836	8,674	9,564	9,960
Maintenance and technical support	2,921	2,466	2,952	3,888	4,120
Consulting services	89,160	102,919	121,756	161,709	181,477
Total cost of revenues	99,727	113,221	133,382	175,161	195,557
Gross profit	64,577	62,809	68,264	82,979	88,818
Operating costs and expenses:
Research and development, net	4,750	4,888	5,839	6,942	5,696
Selling and marketing	24,580	23,062	23,776	27,244	27,197
General and administrative	14,521	13,425	17,562	22,837	24,227
Operating income	20,726	21,434	21,087	25,956	31,698
Financial income (expense), net	(1,786)	(685)	(430)	(1,711)	(149)
Other income (expense), net	(67)	8	-	-	-
Income before taxes on income	18,873	20,757	20,657	24,245	31,847
Taxes on income	(2,307)	(3,681)	(3,949)	(6,331)	(7,071)
Net income	$25,351	$17,076	$16,708	$17,914	$24,776
Change in redeemable non-controlling interests	425	639	2,258	1,536	3,383
Net income attributable to non-controlling interests	621	239	281	936	1,510
Net income attributable to Magic’s Shareholders	15,520	16,198	14,169	15,442	19,883
Basic earnings per share (1)	$0.36	$0.37	$0.27	$0.35	$0.39
Diluted earnings per share	$0.36	$0.36	$0.27	$0.35	$0.39
Shares used to compute basic earnings per share (2) (3)	44,172	44,248	44,347	44,436	46,665
Shares used to compute diluted earnings per share	43,305	44,452	44,516	44,597	46,797
Dividends	8,681	7,788	7,761	9,554	13,348
Cash dividend declared per ordinary share(1)	$0.22	$0.18	$0.18	$0.22	$0.29

Balance Sheet Data:

	December 31,
	2014	2015	2016	2017	2018
	(U.S. dollars in thousands)
Working capital	$103,049	$106,945	$113,668	$122,403	$158,301
Cash, cash equivalents, short term deposits and marketable securities	84,430	76,684	87,822	90,946	113,920
Total assets	224,184	239,846	316,399	342,539	362,326
Total equity	187,724	193,106	196,641	213,563	248,369

(1)	From September 10, 2012 through September 3, 2013 we declared and paid accumulated cash dividend distributions of $0.31 per share ($11,448 in the aggregate). On February 18, 2014, we declared a dividend distribution of $0.12 per share ($ 4,468 in the aggregate) which was paid on March 14, 2014. On August 19, 2014 we declared a dividend distribution of $0.095 per share ($4,195 in the aggregate) which was paid on September 4, 2014. On February 5, 2015, we declared a dividend distribution of $0.081 per share ($3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, we declared a dividend distribution of $0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, we declared a dividend distribution of $0.09 per share ($3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, we declared a dividend distribution of $0.085 per share ($3,770 in the aggregate) which was paid on September 22, 2016. On February 22, 2017, we declared a dividend distribution of $0.085 per share ($3,774 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, we declared a dividend distribution of $0.13 per share ($5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, we declared a dividend distribution of $0.13 per share ($5,784 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, we declared a dividend distribution of $0.155 per share ($7,600 in the aggregate) which was paid on September 5, 2018. Subsequent to the balance sheet date, on March 4, 2019, we declared a dividend distribution of $0.15 per share ($7,300 in the aggregate) which was paid on March 25, 2019.

(2)	On March 5, 2014, we completed a follow-on public offering of 6,900,000 of our Ordinary Shares including 900,000 Ordinary Shares sold pursuant to the underwriters’ full exercise of their over-allotment option at a price to the public of $8.50 per share pursuant to an underwriting agreement with Barclays Capital Inc. and William Blair & Company, L.L.C, as representative of certain underwriters.

(3)	On July 12, 2018, we completed a private placement of 3,150,559 of our Ordinary Shares to several leading Israeli institutional investors and 1,117,734 Ordinary Shares to our principal shareholder, Formula Systems (1985) Ltd., under the same terms based on a price of $8.20 per share.

Dividend Policy

Our Board of Directors’ dividend policy was amended on August 9, 2017 to distribute dividends of up to 75% of our annual distributable profits each year (previously 50% of our annual distributable profits), subject to any applicable law. We have paid dividends since 2012. Our Board of Directors may in its discretion and at any time, whether as a result of a one-time decision or a change in policy, change the rate of dividend distributions or decide not to distribute a dividend.

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

We provide packaged software and software services to service providers in the telecom industry, and our business may therefore be highly dependent upon conditions in that industry. Developments in the telecom industry, such as the impact of global economic conditions, industry consolidation, emergence of new competitors, commoditization of voice, video and data services and changes in the regulatory environment, at times have had, and could continue to have, a material adverse effect on our existing or potential customers. In the past, these conditions reduced the high growth rates that the communications industry had previously experienced and caused the market value, financial results and prospects and capital spending levels of many telecom companies to decline or degrade. Industry consolidation involving our customers may place us at risk of losing business to the incumbent provider to one of the parties to the consolidation or to new competitors. During previous economic downturns, the telecom industry experienced significant financial pressures that caused many in the industry to cut expenses and limit investment in capital intensive projects and, in some cases, led to restructurings and bankruptcies. Continuing uncertainty as to economic recovery in recent years may have adverse consequences for our customers and our business.

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

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from $86.5 million as of December 31, 2013 to approximately $136.5 million as of December 31, 2018 because of our acquisitions, and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,300 as of December 31, 2013 to approximately 2,226 as of December 31, 2018 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

Our customers ordinarily require the delivery of our products promptly after we accept their orders. With the exception of contracts for services and packaged software solution projects, which normally would extend between nine to eighteen months, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another or from one year to another could adversely affect our results of operations for the respective quarter or year. Our customers sometimes require an acceptance test for services and packaged software solutions projects we provide and as a result, we may have a significant backlog of orders arising from those services and projects. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter or year do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that period may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

The majority of revenues of two of our principal IT professional services subsidiaries and of our 2016 acquired Roshtov subsidiary are dependent upon a small number of key customers. Therefore, a significant decrease in revenues from such customers could adversely affect our business, results of operations and financial condition.

We depend on repeat product and professional services revenues from existing customers. Our five largest customers accounted for, in the aggregate, 27% of our revenues in each of the years ended December 31, 2017 and 2018, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, or not to continue using our products, or decide to significantly decrease their total spend with us, it may adversely affect our business, results of operations and financial condition. Under their master services agreements, all five customers may terminate their agreements with us upon only a 30-day notice without any penalty.

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

While our principal executive offices are located in Israel, 71%, 64% and 63% of our sales in the years ended December 31, 2016, 2017 and 2018, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2016, 2017 and 2018, approximately 50%, 52% and 52% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, the United Kingdom and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities because of such events, even for a limited period, may result in significant expenses or loss of market share to other competitors for our application platforms as well as in the process and business integration technologies and IT services market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. To date, we have not been subject to cyber-attacks or other cyber incidents, which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

Maintaining the security of our products, computers and networks is a critical issue for our customers and us. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate computer and network security measures. In addition, hackers also develop and deploy viruses, worms and other malicious software programs, some of which may be specifically designed to attack our products, systems, computers or networks. Additionally, outside parties may attempt to fraudulently induce our employees or users of our products to disclose sensitive information in order to gain access to our data or our customers’ data. These potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees, our customers or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability or fines for us, damage our brand and reputation or otherwise harm our business. These risks are persistent and likely will increase as we continue to grow our cloud offerings and services and store and process increasingly large amounts of our customers’ confidential information and data. We also may acquire companies, products, services and technologies and inherit such risks when we integrate these acquisitions within our company. Further, as regulatory focus on privacy issues continues to increase and become more complex, these potential risks to our business will intensify. Changes in laws or regulations associated with the enhanced protection of certain types of sensitive data could greatly increase our cost of providing our products and services

Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

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

In particular, our European activities are subject to the new European Union General Data Protection Regulation, or GDPR, which create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR took effect on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

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

The recently enacted U.S. Tax Cuts and Jobs Act of 2017, or the Tax Act, enacted in December 2017, introduced significant changes to the U.S. Internal Revenue Code. The primary impact of the Tax Act on us was a reduction of our effective tax rate in the US. The final impact of the Tax Act may differ from the tax expense we incurred, due to, among other things, possible changes in the interpretations and assumptions made by us as a result of additional information, additional guidance that will be issued by the U.S. Department of Treasury, the IRS or other standard-setting bodies. There may be additional tax effects of the Tax Act that may impact our future financial statements upon finalization of law, regulations, and additional guidance and will be accounted for when such guidance is issued.

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

Our Ordinary Shares are traded primarily on the NASDAQ Global Select Market and on the TASE. Trading of our Ordinary Shares on these markets is made in different currencies (U.S. dollars on the NASDAQ Global Select Market and NIS on the TASE) and at different times (resulting from different time zones, different trading days and different public holidays in the United States and Israel). Consequently, the trading prices of our Ordinary Shares on these two markets may differ. Any decrease in the trading price of our Ordinary Shares on one of these markets could cause a decrease in the trading price of our Ordinary Shares on the other market.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 45.21% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 22,080,468 or 45.21%, of our outstanding Ordinary Shares as of December 31, 2018. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 26.29% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns 13.437% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 39.66% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

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

Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Ordinary Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2018. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2019, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Ordinary Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Capital Expenditures and Divestitures since January 1, 2014

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

In June 2015 we acquired a 70% interest in Infinigy Solutions LLC, a U.S.-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices over the U.S., providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $6.5 million.

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

In October 2016, we acquired a 100% equity interest in Shavit Software (2009) Ltd., or Shavit, an Israeli company, for a total consideration of $6.8 million, of which $4,699,000 was paid upon closing, $2,137,000 (measured based on present value) was allocated to deferred payment and contingent payment and paid in 2017 and 2018. Shavit specializes in software professional and outsource management services.

In late December 2017, we acquired a 100% equity interest in Futurewave Systems, Inc., a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel, for a total consideration of $3.0 million.

On July 12, 2018, we issued 4,268,293 ordinary shares at a price of $8.20 per share for a total of $34.6 million net of issuance expenses. The shares were issued to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd.

Our fixed assets capital expenditures for the years ended December 31, 2016, 2017 and 2018 were approximately $0.8 million, $1.4 million and $0.9 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

B.	Business Overview

We are a global provider of: (i) proprietary application development and business process integration platforms, (ii) selected packaged vertical software solutions, as well as (iii) a vendor of software services and IT outsourcing software services. We report our results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology, maintenance and support and complementary services) and IT professional services.

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

In the aggregate, we employ approximately 2,226 persons and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSP’s, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

Our software technology platforms consist of:

o	Magic xpa Application Platform - a proprietary application platform for developing and deploying business applications.

o	AppBuilder Application Platform - a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform - a proprietary platform for application integration

o	Magic xpc Integration Platform - hybrid integration platform as a service (iPaaS).

Our vertical software packages

o	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

o	Hermes Solution – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

o	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

Our professional software and IT services

Our software professional services offerings include a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, DevOps (Development & Operations), Mobile, Big Data and Analytical BI, M/F, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions LLC Group

●	Shavit Software Ltd.

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

In March 2018, following an extension of our partnership with Salesforce, we included new features in our Magic xpi 4.7 to make the integration between Salesforce and other systems even easier. By collaborating with Salesforce, we are significantly expanding our partners’ network and maximizing our service offering to customers around the world, enabling them to better serve their customers via all channels by connecting to back-office ERP and finance applications, and streamlining business processes across numerous applications.

We are an Oracle Platinum Partner holding an Oracle Validated Integration status, a SAP Channel Gold Partner holding SAP Certified Integration status, an IBM Server Proven, and a SYSPRO business partner, among others. We appear on the Salesforce AppExchange and are a featured partner on SugarCRM’s Sugar Exchange, marketplaces for apps provided by partners. We continue to update and strengthen our relationships with these major IT partners by attending partner events and by updating and certifying our Magic xpi connectors for each specific ecosystem.

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

Based on Gartner, Inc., or Gartner, a leading research and advisory firm providing information technology related insight, despite uncertainty fueled by recession rumors, Brexit, and trade wars and tariffs, the likely scenario for IT spending in 2019 is growth, with the global enterprise information technology market growing by 3.9% in 2018 and expected growth for 2019 and 2020 of 3.2% (to $3.76 trillion) and 2.8%, respectively (Gartner, Worldwide IT Spending Forecast, Q4.18 Update, January 2019). The market consists of five primary components, including communication services, IT services, devices, enterprise software and data center systems. The IT services segment represented $983 billion (26.9%) of the overall IT spending in 2018, and 27.3% of the total expected market opportunity in 2019. The enterprise software segment represented $397 billion (10.9%) of the overall IT spending in 2018, and 11.4% of the total expected market opportunity in 2019. Gartner also reports that ongoing spending to support digitalization initiatives in areas such as bimodal IT and customer experience underlies strength in application markets (Gartner Forecast Alerts: IT Spending, Worldwide, Q418 Update).

The pace of digital transformation is also accelerating at companies all around the world. Customers are increasingly demanding an all-digital experience from the companies they do business with. They seek instant gratification through real-time updates or instant customer service without having to talk to or wait for other human beings. Employees are also pushing for a more digital experience in their workplaces. The confluence of these internal and external forces is causing companies of all sizes to put digital transformation goals at the top of the agenda. It is becoming clearer that companies will need to embrace and prioritize the creation of a digital operating environment to gain a competitive edge and be able to recruit and maintain a talented employee base. The confluence of these internal and external forces is causing companies of all sizes to put digital transformation goals at the top of the agenda. It is becoming clearer that companies will need to embrace and prioritize the creation of a digital operating environment to gain a competitive edge and be able to recruit and maintain a talented employee base.

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth as the gap between the important role of software at large enterprises and the lack of software skills in the market continues to widen. Forrester expects the market to increase to $21.2 billion by 2022, up from $3.8 billion in 2017, a CAGR of 41%. Some of the highest-growth years for the market are expected to be between 2019 and 2021, where growth is expected to be over 50%.

Manual coding and application development is a complex and time-consuming process with an end result that is not guaranteed. The process requires constant iteration as bugs are discovered and new features are integrated. In addition, the communication gap and general disconnect between developers and end-users are critical shortcomings of manual coding that results in business applications that are less than ideally designed. Many of these problems can be addressed by low-code and no-code development platforms. The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, Oracle, Salesforce.com, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. Huge backlogs of enterprise app development work and growing demand for apps coupled with shortage and expense of skilled programmers, is increasingly leading enterprises to turn to low-code/no-code application development platforms that democratize the development process and give business users the ability to develop applications themselves with minimal or no assistance from IT. Through the adoption of business applications, these business users are increasingly looking for ways to automate manual workflows and become more efficient and effective by reallocating their time to solving more complex business problems. Even IT resources and developers are using low-code development tools to increase their development speed and reduce backlog. a growing market for low-code/no-code development platforms.

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

We offer two complementary application platforms that address the wide spectrum of composite applications, Magic xpa and AppBuilder. Our Magic xpi integration platform and Magic xpc iPaaS solution delivers fast and simple integration and orchestration of business processes and applications. We gained 104 new Magic xpa and xpi end customers in 2018. We also have an increasing number of customers that use both our Magic xpa and Magic xpi platforms to develop and deploy mobile apps quickly and easily.

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

In February 2018, we released Magic xpa 3.3 with a more seamless and easier integration with Java, similar to the already existing integration with ..NET, making the Magic xpa platform even more robust. Along with that, we provided a new WS provider mechanism, built on Apache Axis2, enhancing our current WCF based capabilities.

In August 2018, we released Magic xpa 4.0 with its new Angular-based Web application framework that provides developers and Angular developers with the power to develop device-agnostic and feature-packed Web applications. Magic xpa 4.0 decouples the business logic from the presentation of the apps providing developers with the flexibility to use the Angular open-source platform with industry-standard state-of-the-art technologies, including HTML5, CSS, and JavaScript for designer-quality screens, while benefiting from the productivity, security, and scalability capabilities provided by our low-code development platform.

In addition, we further modernized our Integrated Development Environment (IDE) by moving toward a full-fledged Visual Studio-based studio, offering our users an even more intuitive and user-friendly experience.

Our 2019 roadmap includes the release of a 64-bit edition of Magic xpa, featuring a full 64-bit runtime engine for Windows and Linux.

During 2018, Magic xpa was listed in Gartner’s Market Guide for Application Platforms report. In addition, Magic xpa was listed in the Forrester Wave™ for Mobile Low-Code Development Platforms.

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

In April 2016, AppBuilder launched a next-generation HTML5 development tool. AppBuilderHTML5 enables AppBuilder enterprise customers to easily turn their large-scale client/server business applications into fully functional browser-based apps.

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

In October 2018, we announced that Magic xpi Integration Platform 4 achieved SAP-certified integration with SAP S/4HANA, enabling our customers to optimize business processes through automation across leading ERP, CRM, finance, and other enterprise systems using a single platform.

In February 2019, we released Magic xpi version 4.9 with a new REST client connector, ODATA connector enhancements, inherent UPSERT support in the data mapper, and built-in cloud support.

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

There are four healthcare service providers in Israel, of which, Maccabi Healthcare Services and Clalit, which are the two largest healthcare providers in Israel accounting for 77% of the Israeli market, have been our customers since the early 1990’s.

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

Our offering includes customizable “out of the box” HCM SaaS Solutions, such as Pilat Frist and Pilat Professional, that provides a menu of templates that can be used to affordably and expeditiously create customized HCM solutions for companies.  The HR Pulse platform promotes the building and implementation of solutions that address broader business challenges as well. Such offerings include 360-degree feedback, employee surveys, leadership and management development, coaching and job evaluation.

Hermes

Hermes has been developing and evolving cargo management systems for the air cargo industry since 2002. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing.  Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 5 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue.  Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes Solution is delivered on a licensed or fully hosted basis. In 2016, Hermes supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

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

Strategy

Our goal is to continue our profitable and cash generative growth within our software solutions and professional services markets. We plan to achieve this goal by focusing on the following principles:

●	Expand sales to existing customers. We intend to capitalize on the opportunity to more effectively cross-sell solutions and services across our existing customer base. In addition to selling complementary software solutions to customers that already use our development application solutions or packaged software solutions, we believe our strong customer, MSP and partner relationships and execution track record position us to successfully grow our revenues by delivering complementary development and integration tools from our product offering to our existing IT services customers and by delivering IT services to our existing application development customer base.

●	Capitalize on opportunities created by new technological trends. We believe that emerging industry trends such as mobile applications, cloud applications, SaaS and big data will require our enterprise customers and partners to continue and upgrade existing systems and to integrate their current infrastructure with new mobile and cloud applications or with new big data management solutions. We intend to market the capabilities of our software solutions and professional services offerings to customers that are currently impacted or will potentially be impacted by the increased complexity resulting from these trends. For instance, we intend to promote Magic xpa through Rich Internet Applications (RIAs).

●	Grow our customer base through new offerings. We plan to grow our business by attracting new ISV enterprise customers with new technology offerings and new professional services through our already established expertise in the areas of mobile technologies and projects, cloud applications, SaaS and Big Data solutions, and integration solutions. Due to our track record in these industry segments, we believe we are well positioned to develop and offer new application development and integration solutions that will enable us to attract new customers. In addition, we believe our familiarity with these verticals will allow us to differentiate our IT services offering and grow our market share in this vertical as well.

●	Provide new solutions to new ecosystems. We expect the same industry trends of mobile, cloud, SaaS and big data to lead to the creation of additional enterprise applications ecosystems. We intend to continue to develop new solutions that will allow us to form new partnerships, which in turn will grow our revenues. We also intend to focus on recruiting OEM partners that will incorporate our Magic xpi integration technology into their product offerings.

●	Acquire complementary businesses. As part of our growth strategy, we will continue to seek and evaluate opportunities to grow through acquisitions of companies and operations with complementary software solutions, technologies and related intellectual property, packaged software solutions, augmenting integration and services capabilities, additional distribution channels or market share. We have a strict acquisition policy pursuant to which we only pursue acquisitions in cases we identify as having a clear business opportunity and a clear path to revenue growth. In addition, we only pursue acquisitions which we believe entail low integration and operational risk as a result of our internal familiarity with the target or the industry in which it operates, through our network of MSPs, system integrators, distributors, resellers, and consulting and OEM partners. We intend to balance any investments in such acquisitions with investments in our existing business and our policy of returning value to shareholders in the form of dividends.

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

With more than 1,700 experts and hundreds of projects gone live in a variety of advanced technologies in the U.S., Europe and Israel, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

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

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2016	2017	2018
	(in thousands)
Software sales	$19,626	$21,644	$25,454
Maintenance and technical support	25,885	30,386	30,951
Consulting services	156,135	206,110	227,970
Total revenues	$201,646	$258,140	$284,375

	Year ended December 31,
	2016	2017	2018
	(in thousands)
Israel	$58,079	$91,917	$103,850
Europe	23,642	26,635	28,257
United States.	100,470	123,113	137,066
Japan	11,226	9,253	9,797
Other	8,229	7,222	5,405
Total revenues	$201,646	$258,140	$284,375

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

As of December 31, 2018, we employed approximately 140 sales personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

C.	Organizational structure

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2018:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd.	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V	Netherlands	100%
Magic Benelux B.V	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	80%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	60%
BridgeQuest Labs, Inc.	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
Comblack IT Ltd.	Israel	70%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc.	Georgia	100%
Infinigy Solutions LLC.	Georgia	70%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.)	Georgia	99.9%
Skysoft Solutions Ltd.	Israel	75%
Futurewave Systems, Inc.	Georgia	100%

D.	Property, plants and equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 23,841 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We paid $0.4 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2019.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $2.4 million in the year ended December 31, 2018.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our five largest customers accounted for in the aggregate 27% of our revenues in each of the years ended December 31, 2017 and 2018, respectively. One of these five customers accounts for 84% of the revenues of a subsidiary. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. Under their master services agreements, all five customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

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

The following table sets forth for the periods indicated, (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2014	2015	2016	2017	2018
New Israeli Shekel	(12)%	(0.3)%	(1.5)%	(9.8)%	8.1%
Euro	(11.5)%	(10.4)%	3.5%	(12.2)%	4.6%
Japanese Yen	(14.9)%	(0.8)%	(2.8)%	(3.8)%	(2.4)%
British Pound	(5.5)%	(4.9)%	20.6%	(9)%	5.6%
Israeli Consumer Price Index	(0.2)%	(1.0)%	(0.2)%	0.4%	0.8%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2016, 2017 and 2018.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2016
Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,549	118,663	3,347	180,559
Operating income (loss)	$12,285	$12,149	$(3,347)	$21,087
Depreciation, amortization and stock based compensation expenses	7,531	3,769	460	11,760
Capitalized software development costs	(4,224)	-	-	(4,224)
EBITDA	$15,592	$15,918	$(2,887)	$28,623

2017
Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184
Operating income (loss)	$13,451	$16,482	$(3,977)	$25,956
Depreciation, amortization and stock based compensation expenses	9,242	4,100	347	13,689
Capitalized software development costs	(3,771)	-	-	(3,771)
EBITDA	$18,922	$20,582	$(3,630)	$35,874

2018
Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677
Operating income (loss)	$17,430	$19,058	$(4,790)	$31,698
Depreciation, amortization and stock based compensation expenses	8,727	3,611	,420	12,758
Capitalized software development costs	(3,666)	-	-	(3,666)
EBITDA	$22,491	$22,669	$(4,370)	$40,790

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Gross research and development costs	$10,063	$10,713	$9,363
Less capitalized software development costs	(4,224)	(3,771)	(3,667)
Research and development expenses, net	$5,839	$6,942	$5,696

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2016	2017	2018
Revenues:
Software	9.7%	8.4%	9.0%
Maintenance and technical support	12.8	11.8	10.8
Consulting services	77.5	79.8	80.2
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	4.3	3.7	3.5
Maintenance and technical support	1.5	1.5	1.4
Consulting services	60.3	62.6	63.9
Total cost of revenues	66.1	67.8	68.8
Gross profit	33.9	32.2	31.2
Operating costs and expenses:
Research and development, net	2.9	2.7	2.0
Selling and marketing,	11.8	10.6	9.6
General and administrative	8.7	8.8	8.5
Total operating expenses, net	23.4	22.1	20.1
Operating income	10.5	10.1	11.1
Financial income (expenses), net	(0.2)	(0.7)	0.1
Income before taxes on income	10.3	9.4	11.2
Tax on income	2.0	2.5	2.5
Net income attributable to redeemable non-controlling interests	(0.2)	(0.6)	(0.5)
Net income attributable to non-controlling interests	(2.4)	(0.6)	(1.2)
Net income attributable to Magic’s shareholders	5.9	6.0	7.7

Year Ended December 31, 2018 Compared With Year Ended December 31, 2017

Revenues. Revenues in 2018 increased by 10% from $258.1 million in 2017 to $284.4 million in 2018.

Revenues from the software services business segment increased by 5%, from $77.1 million in 2017 to $81.3 million in 2018.

Revenues from the IT professional services business segment increased by 13% from $180.0 million in 2017 to $203.0 million in 2018, primarily attributable to: (i) the inclusion of Futurewave Systems Inc. (consolidated as of December 2017), and (ii) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S. by our U.S. subsidiaries.

Revenues from sales of proprietary technology software licenses increased by 16% from $14.7 million in 2017 to $17.0 million in 2018. The increase in sales of licenses was attributable mainly to an increase in demand for both our Magic xpa and Magic xpi solutions.

Revenues from sales of proprietary packaged and third party software solutions increased by 23% from $6.9 million in 2017 to $8.5 million in 2018, primarily attributable to a significant increase in third party software solutions ordered by Israeli customers.

Revenues from maintenance and technical support increased by 2% from $30.4 million in 2017 to $31.0 million in 2018.

Revenues from IT consulting services increased by 11% from $206.1 million in 2017 to $228.0 million in 2018. The increase was primarily attributable to: (i) the inclusion of Futurewave Systems Inc. (consolidated as of December 2017), and (ii) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S. by our U.S. subsidiaries.

The following table summarizes our revenues by geographical market for the years ended December 31, 2017 and 2018:

	Year ended December 31,
	2017	2018
	(U.S. dollars in thousands)
United States	$123,113	$137,066
Israel	91,917	103,850
Europe	26,635	28,257
Japan	9,253	9,797
Other	7,222	5,405
Total revenues	$258,140	$284,375

Cost of Revenues. Cost of revenues increased by 12% from $175.2 million in 2017 to $195.6 million in 2018.

Cost of revenues for software increased by 4% from $9.6 million in 2017 to $10.0 million in 2018.

Cost of revenues for maintenance and technical support increased by 5% from $3.9 million in 2017 to $4.1 million in 2018.

Cost of revenues for IT consulting services increased by 12% from $161.7 million in 2017 to $181.5 million in 2018. The increase in cost of revenues for IT consulting services is consistent with the increase in revenues from the same segment. Cost of revenues for the years ended December 31, 2017 and 2018 include $7,000 and $2,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2018 was 31% compared to gross margin of 32% in 2017. The decrease in gross margin was primarily attributable to an increase in sales of IT professional services carrying a lower gross margin, partially offset by the increase in sales of software and maintenance and technical support carrying a higher gross margin.

Research and Development Expenses, Net. Gross research and development costs decreased by 13% from $10.7 million in 2017 to $9.4 million in 2018. Net research and development costs decreased by 18% from $6.9 million in 2017 to $5.7 million in 2018. In 2018, we capitalized $3.7 million of software development costs compared to $3.8 million in 2017. Net research and development costs as a percentage of revenues was 2.0% in 2018 compared to 2.7% in 2017. Gross (net) research and development costs as a percentage of revenues of our software services business segment was approximately 12% (7%) in 2018 compared to approximately 14% (9%) in 2017. The decrease in our absolute gross and net research and development costs in 2018 is primarily attributable to the cost reduction program which was implemented in Israel, offset by an increase in our offshore activities which further contributed to our cost efficiency. Research and development costs for the years ended December 31, 2017 and 2018 include $8,000 and $4,000, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses of $27.2 million remained constant in 2017 and 2018. Selling and marketing expenses as a percentage of revenues decreased from 10.6% in 2017 to 9.6% in 2018. The decrease in selling and marketing expenses as a percentage of revenues is primarily due to the increase of our revenues in 2018. Selling and marketing expenses for the years ended December 31, 2017 and 2018 include $0 and $4,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 6% from $22.8 million in 2017 to $24.2 million in 2018. General and administrative expenses as a percentage of revenues decreased from 8.8% in 2017 to 8.5% in 2018. The increase in general and administrative expenses is primarily attributable to: (i) an increase in legal expenses in 2018 compared to 2017; and (ii) a decrease in income recorded due to contingent liabilities as part of a business combination that did not meet its conditions from $0.8 million recorded in 2017 to $0.2 million recorded in 2018. General and administrative expenses for the years ended December 31, 2017 and 2018 include $63,000 and $184,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Expenses, Net. We recorded net financial expenses of $1.7 million in 2017 and net financial income of $0.1 million in 2018. The change in net financial expenses (income) between 2017 and 2018 was primarily attributable to the devaluation of the NIS in relation to the U.S. dollar on our NIS-denominated debt to financial institution.

Taxes on Income. We recorded taxes on income of $6.3 million in 2017 compared to $7.1 million in 2018. The increase in taxes on income is primarily attributable to an increase in tax uncertainties amounting to $1.0 million.

Net Income Attributable to Our Shareholders. Our net income increased from $15.4 million in 2017 to $19.9 million in 2018, primarily attributable to (i) an increase in gross profit of $5.8 million and (ii) a decrease in financial expenses, net, of $1.9 million, which was offset by (i) an increase in net income attributable to redeemable non-controlling interests of $1.8 million, (ii) an increase in taxes on income of $0.7 million, and (iii) an increase in net income attributable to non-controlling interests of $0.6 million.

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

Revenues from the IT professional services business segment increased by 38% from $130.8 million in 2016 to $180.0 million in 2017, primarily attributable to: (i) increased demand for the professional services offerings in Israel by Comblack IT Ltd, and in the U.S. by all of our U.S. subsidiaries; and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year.

Revenues from sales of proprietary technology software licenses increased by 16% from $12.7 million in 2016 to $14.7 million in 2017. The increase in sales of licenses was attributable to anticipated software renewal lifecycle among some of our AppBuilder’s larger enterprise customers and increased demand for the Magic xpi Integration Platform growing by 51% compared to 2016. This growth was offset by a decrease in our vertical packaged software solution Leap™ revenues following a successful completion of a large project and by a 6% decline in our Magic xpa license sales.

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

Revenues from IT consulting services increased by 32% from $156.1 million in 2016 to $206.1 million in 2017. The increase was primarily attributable to: (i) increased demand for the professional services offerings of in Israel by Comblack IT Ltd, and in the U.S. from all our U.S. subsidiaries; and (ii) the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year.

The following table summarizes our revenues by geographical market for the years ended December 31, 2016 and 2017:

	Year ended December 31,
	2016	2017
	(U.S. dollars in thousands)
United States	$100,470	$123,113
Israel	58,079	91,917
Europe	23,642	26,635
Japan	11,226	9,253
Other	8,229	7,222
Total revenues	$201,646	$258,140

Cost of Revenues. Cost of revenues increased by 31% from $133.4 million in 2016 to $175.2 million in 2017.

Cost of revenues for software increased from $8.7 million in 2016 to $9.6 million in 2017. The increase in cost of revenues for licenses was attributable to: (i) the increase in amortization costs of acquired software, Clicks (acquired during the second half of 2016); and (ii) the increase in amortization of capitalized software development costs related to our Magic xpa and Magic xpi application development and integration platforms.

Cost of revenues for maintenance and technical support increased by 32% from $3.0 million in 2016 to $3.9 million in 2017, primarily due to the inclusion of Roshtov Software Industries Ltd. for the full year (consolidated during the second half of 2016).

Cost of revenues for IT consulting services increased by 33% from $121.8 million in 2016 to $161.7 million in 2017. The increase in cost of revenues for IT consulting services was primarily attributable to the inclusion of Shavit Software (2009) Ltd. (consolidated as of November 2016), Twingo Ltd., (consolidated as of August 2016) and Quickcode Ltd., (consolidated as of February 2016) for the full year, with the remaining increase being consistent with the increase in revenues from IT consulting services. Cost of revenues for the years ended December 31, 2016 and 2017 include $15,000 and $7,000, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin in 2017 was 32% compared to gross margin of 34% in 2016. The decrease in gross margin was primarily attributable to: (i) an increase in sales of IT professional services carrying a lower gross margin compared to the increase in sales of software and Maintenance and technical support despite its higher gross margin; and (ii) an increase in amortization of capitalized software development costs (related to Magic xpa and Magic xpi application development and integration platforms) and acquired technology (related to Roshtov Software Industries Ltd) amounting to $5.4 million in 2017 compared to $4.5 million in 2016.

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

General and Administrative Expenses. General and administrative expenses increased by 30% from $17.6 million in 2016 to $22.8 million in 2017. General and administrative expenses as a percentage of revenues increased from 8.7% in 2016 to 8.8% in 2017. The increase in general and administrative expenses is primarily attributable to: (i) acquisitions completed during 2016 and consolidated for the entire year for the first time in 2017 amounting to $1.9 million; (ii) an increase in headcount of general and administrative employees from 122 in 2016 to 139 in 2017; and (iii) an increase in provision for doubtful accounts from $0.4 million recorded in 2016 to $1.2 million recorded in 2017. General and administrative expenses for the years ended December 31, 2016 and 2017 include $49,000 and $63,000, respectively, of stock-based compensation recorded under ASC 718.

Financial Expenses, Net. We recorded net financial expenses of $0.4 million in 2016 and $1.7 million in 2017. The increase in net financial expenses between 2016 and 2017 was primarily attributable to an increase in interest expenses on debt to banks and financial institutions of $1.6 million, offset by a valuation of contingent liabilities in acquired subsidiaries in 2016 amounting to $0.2 million.

Taxes on Income. We recorded taxes on income of $3.9 million in 2016 compared to $6.3 million in 2017. The increase in taxes on income is primarily attributable to: (i) acquisitions completed during 2016 and consolidated for the entire year for the first time in 2017 amounting to $1.4 million: (ii) a decrease in deferred tax assets relate to net operating losses amounting to $1.2 million and (iii) an increase in current taxes recorded by our subsidiaries in Israel and the U.S. in line with the increase in our operating income. These increase were offset by the positive impact of the decrease in our deferred tax liabilities recorded following the reduction in the U.S. federal income tax rate to 21% (instead of 35%) effective from January 1, 2018, amounting to $0.4 million.

Net Income Attributable to Our Shareholders. Our net income increased from $14.2 million in 2016 to $15.4 million in 2017, primarily attributable to (i) an increase in gross profit of $14.7 million and (ii) a decrease in net income attributable to redeemable non-controlling interests of $3.0 million, which was offset by (i) an increase in operating expenses of $9.8 million, (ii) an increase in taxes on income of $2.4 million, (iii) an increase in net income attributable to non-controlling interests of $0.7 million, and (iv) an increase in financial expenses of $1.3 million.

B.	Liquidity and capital resources

To date, we have financed our operations through income generated by operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million), 2010 (approximately $20.3 million) and 2018 (approximately $34.6 million), loans and research and development and marketing grants primarily from the Government of Israel. In addition, we have also financed our operations through short-term loans, long-term loans and borrowings under available credit facilities.

In November 2016, we obtained a NIS 120 million loan linked to the New Israel Shekel from an Israeli financial institution. We intended to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances (in any event for not less than NIS 5.0 million and thereon for amounts which are a multiple of NIS 5.0 million), is subject to various financial covenants which mainly consist of the following:

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

On July 12, 2018, we issued 4,268,293 ordinary shares at a price of $8.20 per share for a total of $34.6 million net of issuance expenses. The shares were issued to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd.

As of December 31, 2018, we had approximately $113.9 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $158.3 million and long term debts to banks and others of approximately $19.4 million compared to approximately $90.9 million in cash and cash equivalents and available-for-sale marketable securities, with working capital of approximately $122.4 million and long term debts to banks and others of approximately $27.8 million, as of December 31, 2017.

As of December 31, 2017 and 2018, our long-term and short-term debt amounted to $37.6 million and $28.0 million, respectively and our redeemable non-controlling interests as of December 31, 2017 and 2018 amounted to $25.8 million and $27.2 million, respectively.

Based on our current operating forecast, we believe that our cash and cash equivalents (including available-for-sale marketable securities and existing working capital, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We assume that our cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, payments of loans and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2016	2017	2018
	(U.S. dollars in thousands)
Net income from operations	$16,708	$17,914	$24,776
Adjustments to reconcile net income to net cash provided by operating activities:	11,247	7,594	(726)
Net cash provided by operating activities	27,955	25,508	24,050
Net cash used in investing activities	(34,203)	(7,316)	(19,554)
Net cash provided by (used in) financing activities	20,411	(19,414)	8,426
Effect of exchange rate changes on cash and cash equivalents	(1,037)	1,985	(1,872)
Increase (decrease) in cash and cash equivalents from operations	13,126	762	11,050

Net cash provided by operating activities was $24.1 million for the year ended December 31, 2018, compared to $25.5 million and $28.0 million for the years ended December 31, 2017 and 2016, respectively.

Net cash provided by operations in 2018 consists primarily of $24.8 million of net income adjusted for non-cash activities, including $12.6 million of depreciation and amortization expenses, $0.2 million of stock compensation expenses, a $2.2 million increase in trade payables, a $0.2 million of amortization of marketable securities premium, a $1.8 million increase in accrued expenses and other accounts payable, a $0.4 million decrease in deferred revenues, and a $2.1 million decrease in value of loans which are denominated in NIS as a result of the devaluation of the NIS in relation to the U.S. dollar, offset by a $0.1 million change in deferred taxes, net, a $4.4 million increase in in other long term and short term accounts receivable and prepaid expenses, and a $11.4 million increase in trade receivables, net.

Net cash provided by operations in 2017 consists primarily of $17.9 million of net income adjusted for non-cash activities, including $13.6 million of depreciation and amortization expenses, a $0.1 million of stock compensation expenses, a $3.6 million increase in trade payables, a $0.2 million of amortization of marketable securities premium, a $4.4 million increase in accrued expenses and other accounts payable, a $1.2 million increase in deferred revenues, and a $3.2 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar, offset by a $1.1 million change in deferred taxes, net, a $1.8 million increase in in other long term and short term accounts receivable and prepaid expenses, and a $15.8 million increase in trade receivables, net.

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

Net cash used in investing activities was approximately $19.6 million for the year ended December 31, 2018, compared to net cash used in investing activities of approximately $7.3 million for the year ended December 31, 2017 and net cash used in investing activities of approximately $34.2 million for the year ended December 31, 2016.

Net cash used in investing activities in 2018 is primarily attributable to $16.9 million investment in marketable securities and short-term bank deposits, $0.9 investment in long-term bank deposits, $1.2 million used in business combinations, $0.9 million used to purchase property and equipment and $3.7 million of capitalized software development costs, offset by $4 million provided by proceeds from maturity of marketable securities.

Net cash used in investing activities in 2017 is primarily attributable to $5.8 million investment in marketable securities, $1.8 million paid in connection with business combinations, $1.4 million used primarily to purchase network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements, and $3.8 million of capitalized software development costs, offset by, $1.2 million repayment of short-term loan by a related-party, and $4.2 million provided by proceeds from maturity of marketable securities.

Net cash used in investing activities in 2016 is primarily attributable to $9.4 million investment in marketable securities, $29.7 million paid in connection with business combinations, $0.8 million used primarily to purchase network equipment and computer hardware, as well as for furniture, office equipment and leasehold improvements, $4.2 million of capitalized software development costs, and $1.2 million short-term loan to a related-party, offset by, $8.5 million provided by short-term bank deposits, and $2.6 million provided by proceeds from maturity of marketable securities.

Net cash provided by financing activities was approximately $8.4 million for the year ended December 31, 2018, primarily attributable to the issuance of $34.6 million of ordinary shares and $0.3 million received from the exercise of employee options, which were offset by $3.1 million used in business combinations, dividend distributions of $13.5 million, dividends paid to redeemable non-controlling interests of $2.7 million, decrease in short-term credit of $0.4 million and repayment of long-term loans of $6.6 million.

Net cash used in financing activities was approximately $19.4 million for the year ended December 31, 2017, primarily attributable to dividend distributions of $9.4 million, dividend paid to non-controlling and redeemable non-controlling interests of $5.9 million, $5.1 million used in business combinations and repayment of long-term loans of $8.2 million, offset by a $8.5 million long-term loan received and $0.6 million received from the exercise of employee options.

Net cash provided by financing activities was approximately $20.4 million for the year ended December 31, 2016, primarily attributable to a long-term loan received from a financial institution in an amount of $31.4 million, $1.8 million used in business combinations and an increase in short-term credit of $0.9 million, offset by dividend distributions of $7.8 million, dividend paid to non-controlling and redeemable non-controlling interests of $2.0 million and purchase of non-controlling interest of $0.4 million.

Dividends

We have paid dividends since September 2012 consistent with our Board of Directors’ dividend policy. On August 2017, our Board of Directors amended our dividend distribution policy, whereas, each year we distribute a dividend of up to 75% of our annual distributable profits (previously 50%), subject to applicable law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. Since 2012 until December 31, 2018 we declared in the aggregate cash dividends of approximately $1.376 per share ($58.6 million in the aggregate). On March 3, 2019, we declared a cash dividend in the amount of $0.15 per share ($7.3 million in the aggregate) that was paid on March 27, 2019.

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

Revenue Recognition

Effective as of January 1, 2018, we implement the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 19 to our financial statements included in this annual report for further disclosures required under ASC 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services.

We determine revenue recognition through the following steps:

●	identification of the contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, we satisfy a performance obligation.

Most of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct.

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software services to the customer, either at a point in time or over time. We recognize our revenues from software sales at a point in time upon delivery of a software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. We recognize revenue over time on significant customization contracts that are covered by contract accounting standards using cost inputs to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2016, 2017 and 2018, no material estimated losses were identified.

Our revenues from maintenance and support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the maintenance performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

Revenue from professional services both related to software and IT professional services businesses consists of either fixed price or Time and Materials (T&M), and are considered performance obligations that are satisfied over time, and revenues are recognized as the services are provided.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software license are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis, or the fact Company sells the license to different customers for a broad range of amounts. Standalone selling prices of services are determined by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately.

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

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. We capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. We generally expense sales commissions as they are incurred when the amortization period would have been less than one year. Amortization expenses related to these costs are included in sales and marketing expenses in the accompanying condensed interim consolidated statements of operations.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

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

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2016, 2017 and 2018, no such unrecoverable amounts were identified.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2016, 2017 and 2018 and did not identify any impairment losses.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment indicators were identified.

Marketable Securities

We account for all our investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities,” or ASC 320. Our marketable securities consist mainly of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends. Other debt securities are held as trading securities and are measured at fair value through profit or loss.

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

We did not record any impairment in the value of marketable securities during the years ended December 31, 2016, 2017 and 2018.

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

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $12.9 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

We utilize a two-step approach in recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. Under the first step we evaluate a tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, based on technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement with the tax authorities. We have accrued interest and penalties related to unrecognized tax benefits in our provisions for income taxes. The total amount of gross unrecognized tax benefits (tax on income) for the years ended December 31, 2016, 2017 and 2018 were ($159,000), ($300,000) and ($1,050,000), respectively.

Recently Issued Accounting Standards

For a description of recently issued and recently adopted accounting standards, see Note 2 to our consolidated financial statements appearing elsewhere in this annual report.

C.	Research and Development

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2018, 2017 and 2016, we invested $9.4 million, $10.7 million and $10.1 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2018, we employed 198 employees in research and development activities, of which 78 persons were located in Israel, 94 persons in India, 21 persons in Russia, 5 persons in Japan (when measured on a full time basis). Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2018 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years
Operating lease obligations	$6,235,000	$2,224,000	$3,305,000	$706,000
Liabilities due to acquisition activities	1,004,000	910,000	94,000	-
Severance payments, net*	3,934,000	-	-	-
Uncertainties in income taxes (ASC 740) **	2,175,000	-	-	-
Short and Long term debt	28.049,000	8,661,000	10,241,000	9,147,000
Total contractual obligations	$41,397,000	$11,795,000	$13,640,000	$9,853,000

*	Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

**	Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	51	Chief Executive Officer and Director
Sagi Schliesser (1)	47	External Director
Ron Ettlinger (1)	52	External Director
Naamit Salomon	54	Director
Avi Zakay(1)	40	Director
Asaf Berenstin	41	Chief Financial Officer
Udi Ertel	59	President, Software Solutions division
Amit Birk	48	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	66	Chairman, Software Solutions division
Yakov Tsaroya	49	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	45	Chief Executive Officer of Complete Business Solutions
Arik Faingold	42	President, Integration Solutions division
Yuval Baruch	52	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	67	Chief Executive Officer of Roshtov Software Industries Ltd

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein, Avi Zakay and Ms. Naamit Salomon were re-elected as directors at our 2018 annual general meeting of shareholders to serve as directors until our 2019 annual general meeting of shareholders.

Messrs. Sagi Schliesser and Ron Ettlinger are serving as external directors pursuant to the provisions of the Israeli Companies Law for their second three-year terms.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2018.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (14 persons)	$3,738,408	$123,714

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2018. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2018.

2018 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)	All Other Compensation (3)	Total
Arik Kilman, Chairman, Software Group	$399,344	$577,012	$64,387	$0	$1,040,743
Yakov Tsaroya, President, Coretech Consulting Group LLC	$225,000	$337,000	$0	$9,000	$571,000
Arik Faingold, President, Integration Solutions division	$321,139	$196,529	$0	$0	$517,668
Udi Ertel, President, Software Division	$222,142	$58,078	$0	$43,705	$323,925
Hanan Shahaf, Chief Executive Officer of Roshtov Software Industries Ltd	$284,433	$17,364	$0	$0	$301,797

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2018, we paid to each of our outside and independent directors an annual fee of approximately $18,442 and a per-meeting attendance fee of approximately $687. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2018, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 126,000 ordinary shares, at exercise prices ranging from $2.26 to $4.00 per share. Of such options, options to purchase 66,000 ordinary shares expire in 2020 and options to purchase 60,000 ordinary shares expire in 2021. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

The election of the nominee for external director requires the affirmative vote of (i) the majority of the votes actually cast with respect to such proposal including at least a majority of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder, who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders or those shareholders who do not have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder (as such term is defined in the Israel Securities Law, 1968) does not exceed 2% of all the voting power in the Company.

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

During the year ended December 31, 2018, we sold approximately $2.5 million of services to affiliated companies of Formula Systems. In 2018, we also purchased from those affiliated companies approximately $0.3 million of hardware and software. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.1 million.

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

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
Israel	843	921	999
Asia	122	139	164
North America	597	861	933
South Africa	10	16	14
Europe	127	115	116
Total	1,699	2,052	2,226

The following table presents the number of our employees categorized by activity as of December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018
Technical support and consulting	1,238	1,615	1,761
Research and development	206	181	198
Marketing and sales	133	117	140
Operations and administrations	122	139	127
Total	1,699	2,052	2,226

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2019 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin (3)	78,670	*
Udi Ertel	--	*
Ron Ettlinger	--	--
Naamit Salomon(4)	6,000	*
Sagi Schliesser	--	--
Avi Zakay	--	--
Amit Birk (5)	129,062	*
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	--	--
Yakov Tsaroya (6)	40,000	*

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 48,891,038 Ordinary Shares issued and outstanding as of March 31, 2019.

(3)	Includes 50,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $1.59 to $3.33 per share that expire in 2021 at the latest and 28,670 Ordinary Shares.

(4)	Includes 6,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.59 per share, with expiration dates through 2020.

(5)	Includes 30,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $3.33 per share that expire in 2021 and 99,062 Ordinary Shares.

(6)	Includes 40,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $1.59 per share, with expiration dates through 2020.

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

During 2018, options to purchase an aggregate of 9,375 Ordinary Shares were exercised under the 2000 Plan at an average exercise price of $6.46 per share and options to purchase 21,875 Ordinary Shares forfeited. As of December 31, 2018, no options under the 2000 Plan remained outstanding.

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2018, an aggregate of 962,500 Ordinary Shares are available for future grants under the Plan.

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

Our Board of Directors may, from time to time, alter, amend, suspend or terminate the 2007 Plan, with respect to awards that have not been granted, subject to shareholder approval, if and to the extent required by applicable law. In addition, no such amendment, alteration, suspension or termination of the 2007 Plan or any award theretofore granted, shall be made which would materially impair the previously accrued rights of a participant under any outstanding award without the written consent of such participant, provided, however, that the Board of Directors may amend or alter the 2007 Plan and the option committee may amend or alter any award, including any agreement, either retroactively or prospectively, without the consent of the applicable participant, (i) so as to preserve or come within any exemptions from liability under any law or the rules and releases promulgated by the SEC, or (ii) if the Board of Directors or the option committee determines in its discretion that such amendment or alteration either is (a) required or advisable for us, the 2007 Plan or the award to satisfy, comply with or meet the requirements of any law, regulation, rule or accounting standard, or (b) not reasonably likely to significantly diminish the benefits provided under such award, or that such diminishment has been or will be adequately compensated.

During 2018, options to purchase an aggregate of 94,792 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $2.54 per share and options to purchase 220,000 Ordinary Shares remained outstanding. As of December 31, 2017, our executive officers and directors as a group, consisting of 14 persons, held options to purchase 146,000 Ordinary Shares under the 2007 Plan, having an average exercise price of $3.12 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 22,080,468 or 45.16% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 25.35% of the Ordinary Shares of Formula Systems. Guy Bernstein owns 13.4% of the outstanding shares of Formula Systems. In addition, on October 4, 2018 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.25% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of March 31, 2019 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	22,080,468	45.16%
Clal Insurance Enterprises Holdings Ltd (4)	3,630,149	7.43%
Yelin Lapidot (5)	2,858,607	5.86%
Phoenix Holdings (6)	2, 936,180	6.01%
Harel Insurance (7)	2,728,908	5.58%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 48,891,038 Ordinary Shares issued and outstanding as of March 31, 2019.

(3)	Asseco owned 25.35% of the outstanding shares of Formula Systems based on the Schedule 13D filed by Asseco with the SEC on October 19, 2018. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,080,468 Ordinary Shares held directly by Formula Systems. Guy Bernstein owns 12.489% of the outstanding shares of Formula Systems. In addition, on October 4, 2018 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.25% of Formula’s outstanding ordinary shares. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on a Schedule 13G filed on February 14, 2019, Clal Insurance Enterprises Holdings Ltd. is an Israeli public company, with a principal business address at 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

(5)	Based on a Schedule 13G amendment filed on February 6, 2019. The Ordinary Shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. The Ordinary Shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject Ordinary Shares. The address of Yalin is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(6)	Based on written notification received from The Phoenix Holding Ltd., or Phoenix Holdings, and Delek Group Ltd., subsequent to the filing by such shareholder of Amendment No. 1 of a schedule 13G on February 13, 2019. The Ordinary Shares held by Phoenix Holdings are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings, or the Phoenix Subsidiaries. The Phoenix Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Phoenix Subsidiaries operates under independent management and makes its own independent voting and investment decisions. Phoenix Holdings is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Group Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itshak Sharon (Tshuva) through private companies wholly-owned by him, and the remainder are held by the public. The address of Phoenix Holdings is Derech Hashalom 53, Givataim, 53454, Israel.

(7)	Based on a Schedule 13G filed on January 29, 2019, Harel Insurance Investments & Financial Services Ltd. is an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

Significant Changes in the Ownership of Major Shareholders

On March 14, 2016, Formula Systems filed a Schedule 13D/A with the SEC reflecting ownership of 20,867,734 of our Ordinary Shares. According to the Schedule 13D/A, from March 11, 2014 through March 8, 2016, Formula Systems purchased an aggregate of 1,007,690 of our Ordinary Shares in open market transactions, for an aggregate purchase price of $6,395,137 increasing its ownership interest in our shares to 47.1%. In July 2018, Formula participated in our private placement (together with other institutional investors) and reported on July 30, 2018 on Schedule 13D/A that it holds 22,080,468 Ordinary Shares reflecting ownership of 45.2%.

In the past three years, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed several Schedules 13G with the SEC reflecting their level of investment in our company. As of March 31, 2019 their reports indicate ownership of 2,858,607 or 5.85% of our Ordinary Shares.

Based on a Schedule 13G filed on January 29, 2019, Harel Insurance Investments & Financial Services Ltd. holds 2,728,908 or 5.58% of our Ordinary Shares.

In January 2018, Clal first filed a Schedule 13G with the SEC reflecting ownership of 2,276,349 or 5.2% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 14, 2019, reflected an increase in ownership to 3,630,149, or 7.43% of our Ordinary Shares.

In the past two years, Phoenix Holdings, filed several Schedules 13G with the SEC reflecting their level of investment in our company. A Schedule 13G filed with the SEC on February 14, 2019 reflected an increase in ownership to 2,936,180, or 6.01% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of April 22, 2019, there were 60 record holders, of which 45 record holders holding approximately 96.2% of our Ordinary Shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.1% of our outstanding Ordinary Shares as of such date).

B.	Related Party Transactions

For information about related party transactions see “Item 6C. Directors, Senior Management and Employees – Board Practices - Approval of Related Party Transactions Under Israeli Law.”

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

In September 2016, an Israeli software company, that was previously involved in an arbitration proceeding with us in 2015 and won damages from us for $2.4 million, filed a lawsuit seeking damages of NIS 34,106,000 against us and one of our subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that we sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of our copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties.

We rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses deposed. We are unable to make a reasonably reliable estimate of our chances of successfully defending this lawsuit.

In February 2018, Comm-IT Ltd., a subsidiary of our company, commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud and trespass to chattel. In May 2018, Comm-IT filed a reply to the counterclaims. The parties agreed to participate in a mediation before a neutral mediator in March 2019. While it appears that the allegations against Comm-IT probably do not have merit, it is difficult to predict at this point whether Comm-IT’s liability is remote or probable.

Dividend Distribution Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual distributable profits each year, subject to any applicable law. On August 2018, our Board of Directors amended our dividend distribution policy, whereas, each year we will distribute a dividend of up to 75% of our annual distributable profit. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend.

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

In February 2018, we declared a cash dividend in the amount of $0.13 per share ($5.8 million in the aggregate) that was paid on March 26, 2018.

In August 2018, we declared a cash dividend in the amount of $0.155 per share ($7.6 million in the aggregate) that was paid on September 5, 2018.

In March 2019, we declared a cash dividend in the amount of $0.15 per share ($7.3 million in the aggregate) that was paid on March 27, 2019.

B.	Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2018.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the ticker symbol “MGIC”.

B.	Plan of Distribution

Not applicable.

C.	Markets

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

While we have numerous contracts with customers, resellers, distributors and property owners, we do not deem any such individual contract to be material contracts that are not in the ordinary course of our business.

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

An Industrial Company is entitled to certain tax benefits, including:

▪	Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

▪	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

▪	Accelerated depreciation rates on equipment and buildings.

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

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 14 million in 2012 (such export criteria will further be increased in the future by 1.4% per annum). In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment that meets certain conditions set forth in the amendment for tax benefits, including exceeding a minimum investment amount specified in the Investment Law. Such investment entitles a company to receive a BE status with respect to the investment, and may be made over a period of no more than three years ending in the end of the year in which the company chose to have the tax benefits apply to its BE. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a BE and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a BE must exceed a certain percentage of the value of the company’s production assets before the expansion.

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

Tax benefits under the 2011 Amendment

The 2011 Amendment, effective January 1, 2011. canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income, or PFI, attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a ‘Special PFE’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for ‘Special PFE’ includes less stringent conditions.

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

Tax Consequences Regarding Disposition of Our Ordinary Shares

Overview

Israeli law generally imposes a capital gain tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise. The Ordinance distinguishes between “Real Capital Gain” and “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain, which is equivalent to the increase of the relevant asset’s purchase price, which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

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

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, starting in 2018 the corporate tax rate is 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2017 and 23% in 2018 and thereafter) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011), if generated by an individual from the sale of an asset purchased on or after January 1, 2003. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 50% for an individual in 2018).

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2018 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 640,000, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Passive Foreign Investment Companies

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2018.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2018. We currently expect that we will not be a PFIC in 2019. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares in the event that we qualify as a PFIC.

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

As of December 31, 2018, we had approximately $104.0 million in cash and cash equivalents and short term bank deposits and $9.9 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks and equity funds. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 3.2%, with average maturities of 0.9 years and maximum maturities of 1.6 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. As of December 31, 2018, net unrealized losses in our marketable securities portfolio totaled $94,000 (ninety-four thousand dollars). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2018 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.1 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2018 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.9 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2018 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.1 million, $0.2 million and $0.1 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2018 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.1 million, $0.3 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2018, we had $8.8 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $0.8 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2018. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2018, the Company’s disclosure controls and procedures are effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our management, including our Chief Executive Officer and our Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as of the end of the period covered by this report. Such evaluation did not cover the internal controls of Futurewave Systems, Inc. since it was first acquired in the last quarter of 2018.

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the Company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2018 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2018 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2017	2018
Audit (1)	$357,000	$361,500
Tax and other (2)	$46,000	$201,000
Total	$403,000	$562,500

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises Ltd. (“the Company”) as of December 31, 2017 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1% and 1% at December 31, 2017 and 2018, respectively, and total revenues of 6%, 4% and 3% for the years ended December 31, 2016, 2017 and 2018, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 30, 2019 expressed an unqualified opinion thereon.

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

April 30, 2019

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018 and the related notes and our report dated April 30, 2019 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/ Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

April 30, 2019

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2017	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$76,076	$87,126
Short-term bank deposits	732	16,881
Marketable securities (Note 4)	14,138	9,913
Trade receivables (net of allowance for doubtful accounts of $ 3,852 and $ 2,992 at December 31, 2017 and 2018, respectively)	82,051	90,274
Other accounts receivable and prepaid expenses (Note 6)	8,643	7,029

Total current assets	181,640	211,223

LONG-TERM RECEIVABLES:
Severance pay fund	3,226	3,284
Deferred tax asset (Note 13)	2,990	1,858
Other long-term receivables	2,015	6,363

Total long-term receivables	8,231	11,505

PROPERTY AND EQUIPMENT, NET (Note 7)	3,468	3,072

INTANGIBLE ASSETS, NET (Note 8)	51,011	41,479

GOODWILL (Note 9)	98,189	95,006

Total assets	$342,539	$362,285

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2017	2018
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt (Note 10)	$9,771	$8,661
Trade payables	12,185	14,036
Accrued expenses and other accounts payable (Note 11)	27,789	24,458
Liabilities due to acquisition activities	3,906	910
Deferred revenues and customer advances	5,586	4,857

Total current liabilities	59,237	52,922

LONG TERM LIABILITIES:
Long-term debt (Note 12)	27,814	19,388
Long-term liabilities due to acquisition activities (Note 3)	581	94
Deferred tax liability (Note 13)	11,331	10,343
Accrued severance pay	4,174	3,934

	43,900	33,759

COMMITMENTS AND CONTINGENCIES (Note 16)

REDEEMABLE NON-CONTROLLING INTEREST (Note 2)	25,839	27,235

EQUITY (Note 14):
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2017 and 2018; Issued and Outstanding: 44,488,578 and 48,861,038 shares at December 31, 2017 and 2018, respectively	1,040	1,159
Additional paid-in capital	183,445	218,400
Accumulated other comprehensive income (loss)	83	(6,125)
Retained earnings	25,713	30,522

Total equity attributable to Magic Software Enterprises shareholders	210,281	243,956
Non-controlling interests	3,282	4,413

Total equity	213,563	248,369

Total liabilities, redeemable non-controlling interest and equity	$342,539	$362,285

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2017	2018

Revenues (Note 18-19):
Software	$19,626	$21,644	$25,454
Maintenance and technical support	25,885	30,386	30,951
Consulting services	156,135	206,110	227,970

Total revenues	201,646	258,140	284,375

Cost of revenues:
Software	8,674	9,564	9,960
Maintenance and technical support	2,952	3,888	4,120
Consulting services	121,756	161,709	181,477

Total cost of revenues	133,382	175,161	195,557

Gross profit	68,264	82,979	88,818

Operating costs and expenses:
Research and development, net (Note 20a)	5,839	6,942	5,696
Selling and marketing	23,776	27,244	27,197
General and administrative	17,562	22,837	24,227

Total operating costs and expenses	47,177	57,023	57,120

Operating income	21,087	25,956	31,698
Financial income (expense), net (Note 20b)	(430)	(1,711)	149

Income before taxes on income	20,657	24,245	31,847
Taxes on income (Note 13)	3,949	6,331	7,071

Net income	16,708	17,914	24,776
Net income attributable to redeemable non-controlling interests	2,258	1,536	3,383
Net income attributable to non-controlling interests	281	936	1,510

Net income attributable to Magic Software Enterprises shareholders	$14,169	$15,442	$19,883

Net earnings per share attributable to Magic Software Enterprises’ shareholders (Note 2, 17):
Basic and Diluted earnings per share	$0.27	$0.35	$0.39

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2016	2017	2018

Net income	$16,708	$17,914	$24,776

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	(1,006)	10,134	(8,217)
Unrealized losses from available-for-sale securities	(11)	(4)	(36)
(Gain) loss reclassified into earnings from marketable securities	16	(94)	-

Total other comprehensive (loss), net of tax	(1,001)	10,036	(8,253)

Total comprehensive income	15,707	27,950	16,523

Comprehensive income attributable to redeemable non-controlling interests	4,211	4,007	1,649
Comprehensive income attributable to non-controlling interests	322	990	1,200

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$11,174	$22,953	$13,674

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except per share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of January 1, 2016	44,335,220	1,035	180,989	(6,695)	15,679	2,098	193,106
Exercise of stock options	20,550	1	40	-	-	-	41
Stock-based compensation	-	-	103	-	-	49	152
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(2,262)	-	(2,262)
Exercise of stock options in a subsidiary	-	-	1,012	-	-	(1,304)	(292)
Acquisition of non-controlling interests (Note 3)	-	-	641	-	-	(644)	(3)
Dividend	-	-	-	-	(7,761)	(98)	(7,859)
Other comprehensive income (loss)	-	-	-	(733)	-	41	(692)
Net income	-	-	-	-	14,169	281	14,450

Balance as of December 31, 2016	44,355,770	1,036	182,785	(7,428)	19,825	423	196,641
Exercise of stock options	132,808	4	582	-	-	-	586
Stock-based compensation	-	-	78	-	-	-	78
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	2,440	2,440
Dividend	-	-	-	-	(9,554)	(571)	(10,125)
Other comprehensive income	-	-	-	7,511	-	54	7,565
Net income	-	-	-	-	15,442	936	16,378

Balance as of December 31, 2017	44,488,578	1,040	183,445	83	25,713	3,282	213,563
Issue of share capital, net of issuance costs of $ 400	4,268,293	117	34,452				34,569
Exercise of stock options	104,167	2	309	-	-	-	311
Stock-based compensation	-	-	194	-	-	-	194
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(1,726)	-	(1,726)
Dividend	-	-	-	-	(13,348)	(69)	(13,417)
Other comprehensive loss	-	-	-	(6,208)	-	(310)	(6,518)
Net income	-	-	-	-	19,883	1,510	21,393

Balance as of December 31, 2018	48,861,038	1,159	218,400	(6,125)	30,522	4,413	248,369

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from operating activities:

Net income	$16,708	$17,914	$24,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,608	13,611	12,564
Stock-based compensation	152	78	194
Amortization of marketable securities premium and accretion of discount	257	218	189
Loss (gains) reclassified into earnings from marketable securities	16	(94)	-
Increase in trade receivables, net	(2,571)	(15,752)	(11,367)
Increase in other long-term and short-term accounts receivable and prepaid expenses	(56)	(1,773)	(4,364)
Increase in trade payables	1,426	3,604	2,203
Change in exchange rate of loans	-	3,200	(2,099)
Increase in accrued expenses and other accounts payable	1,553	4,435	1,802
Increase (decrease) in deferred revenues	(180)	1,175	(374)
Change in deferred taxes, net	(958)	(1,108)	526

Net cash provided by operating activities	27,955	25,508	24,050

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Cash flows from investing activities:

Capitalized software development costs	(4,224)	(3,771)	(3,666)
Purchase of property and equipment	(799)	(1,400)	(863)
Cash paid in conjunction with acquisitions, net of acquired cash	(29,657)	(1,787)	(1,218)
Proceeds from maturity and sale of marketable securities	2,643	4,225	4,000
Proceeds from short-term bank deposits	8,467	-	-
Investment in long-term bank deposits	-	-	(932)
Investment in marketable securities and short-term bank deposits	(9,401)	(5,766)	(16,875)
Short term loan to a related-party	(1,183)	1,183	-
Change in loans to employees and other deposits, net	(49)	-	-

Net cash used in investing activities	(34,203)	(7,316)	(19,554)

Cash flows from financing activities:

Proceeds from exercise of options by employees	41	586	311
Issuance of ordinary shares, net	-	-	34,569
Dividend paid	(7,761)	(9,359)	(13,543)
Dividend paid to non-controlling interests	(456)	(571)	(69)
Dividend paid to redeemable non-controlling interests	(1,574)	(5,312)	(2,671)
Short-term credit, net	936	-	(437)
Purchase of non-controlling interest	(352)	-	-
Cash paid in conjunction with acquisitions, net of acquired cash	(1,779)	(5,103)	(3,126)
Long-term loan received	31,356	8,535	26
Repayment of long-term loans	-	(8,190)	(6,634)

Net cash provided by (used in) financing activities	20,411	(19,414)	8,426

Effect of exchange rate changes on cash and cash equivalents	(1,037)	1,984	(1,872)

Increase in cash and cash equivalents	13,126	762	11,050
Cash and cash equivalents at the beginning of the year	62,188	75,314	76,076

Cash and cash equivalents at end of the year	$75,314	$76,076	$87,126

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2016	2017	2018
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$2,035	$652	$-

Contingent acquisition consideration	$4,771	$-	$-

Dividend declared and not yet paid	$-	$195	$-

Dividend declared and not yet paid to redeemable non-controlling interests	$1,579	$692	$-

Supplemental disclosure of cash flow activities:

Cash paid during the year for:

Income taxes	$4,510	$5,373	$5,419

Interest	$358	$572	$312

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

Magic Technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Group also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services (see Note 18 for further details).

The principal markets of the Group are the United States, Israel, Europe and Japan (see Note 18).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix A to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), applied on a consistent basis, as follows, unless otherwise stated:

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

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

Changes in the Company’s ownership interest in a subsidiary with no change of control are treated as equity transactions, with any difference between the amount of consideration paid and the change in the carrying amount of the non-controlling interest, recognized in equity.

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

The following table provides a reconciliation of the redeemable non-controlling interests for the year ended December 31, 2018:

January 1, 2018	$25,839
Net income attributable to redeemable non-controlling interest	3,383
Increase in value of put options of redeemable non-controlling interests	1,726
Dividend declared to redeemable non-controlling interest	(1,979)
Foreign currency translation adjustments	(1,734)

December 31, 2018	$27,235

Out of the closing balance, an amount of $ 25,778 become exercisable during 2019.

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

Short-term deposits and restricted deposits

Short-term deposits include deposits with original maturities of more than three months and less than one year. Such deposits are presented at cost (including accrued interest) which approximates their fair value. Restricted deposits are used to secure certain of the Group’s ongoing projects and are classified under other long-term receivables.

Marketable securities

The Company accounts for all its investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. The Company classifies all of its marketable securities as available for sale and held for trading. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial expense (income), net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial expense (income), net”.

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

The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the entity’s expectations of sales and redemptions in the following year.

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

During the years ended December 31, 2016, 2017 and 2018 the Company recorded $ 665, $ 300 and $ (38), with respect to changes in the fair value of contingent consideration liability, respectively.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2016, 2017 and 2018, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2016, 2017 and 2018, no impairment losses have been identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2018, the Company operates in four reporting units within its operating segments.

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

The Company performed an annual impairment test as of December 31, of each of 2016, 2017 and 2018 and did not identify any impairment losses (see Note 9).

Revenue recognition

Effective as of January 1, 2018, The Company implements the provisions of Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) using the modified retrospective method. no cumulative effect adjustment as of the date of the adoption was required. Prior years information has not been restated and continues to be reported under the old accounting standard 605, “Revenue Recognition” (ASC 605). See Note 19 for further disclosures required under ASC 606.

Revenues are recognized when control of the promised goods or services are transferred to the customers, in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company determines revenue recognition through the following steps:

●	identification of the contract with a customer;

●	identification of the performance obligations in the contract;

●	determination of the transaction price;

●	allocation of the transaction price to the performance obligations in the contract; and

●	recognition of revenue when, or as, the Company satisfies a performance obligation.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company enters into contracts that can include various combinations of products, software and professional services, as detailed below, which are generally capable as being distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use its software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sell its products primarily through direct sales force and indirectly through distributors and value added resellers.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. The company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the Company generally accounts for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2016, 2017 and 2018, no material estimated losses were identified. In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

The Company’s revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

Revenue from professional services both related to software and IT professional services businesses consists of either fixed price or Time and Materials (T&M), and are considered performance obligations that are satisfied over time, and revenues are recognized as the services are provided.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis, or the fact the Company sells the license to different customers for a broad range of amounts. Standalone selling prices of services are determined by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately.

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

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale.

The  Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commission which are paid upon contract renewal are commensurate  with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2018, no costs have been capitalized.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

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

Severance expenses for the years ended December 31, 2016, 2017 and 2018 amounted to approximately $ 2,248, $ 3,748 and $ 4,052, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2016, 2017 and 2018 amounted to $ 423, $ 384 and $ 304, respectively.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of Ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 21,998 and 2,093 for the years ended December 31, 2016 and 2017, respectively. As of December 31, 2018, there were no outstanding options excluded from the calculations of diluted earnings per share.

The Company changed its accounting policy regarding the presentation of the adjustment to the net income attributable to Magic Software Enterprises’ shareholders as a result of the accretion of redeemable non-controlling interest. According to the new accounting policy, the Company presents the accretion amount in the calculation of the earnings per share in the notes of the financial statements, compared to the previous presentation on the face of the consolidated statements of income, since Company’s management believes that reflecting the effects of the accretion as an adjustment to income available to Magic Software Enterprises’ shareholders in the earnings per share note is a more appropriate presentation. The change in the accounting policy was retrospectively effected reported net income attributable to Magic Software Enterprises’ shareholders during December 31, 2016 in the amount of $ 2,262 (also refer to note 17).

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

No grants were made to employees or directors in 2016 and 2017.

During the years ended December 31, 2016, 2017 and 2018, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 152, $ 78 and $ 194, respectively, as follows:

	Year ended December 31,
	2016	2017	2018

Cost of revenue	$15	$7	$2
Research and development	17	8	4
Selling and marketing	71	-	4
General and administrative	49	63	184

Total stock-based compensation expense	$152	$78	$194

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

The Company’s trade receivables are derived from sales to customers located primarily in the United States, Israel, Europe and Japan. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2016, 2017 and 2018 was $ 437, $ 1,164 and $ 1,070, respectively.

From time to time the Company enters into foreign exchange forward contracts and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company’s non-dollar currency exposure.

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

Recently adopted accounting pronouncement

In May 2014, the FASB issued ASU 2014-09 establishing Accounting Standards Codification (ASC) Topic 606, “Revenue from Contracts with Customers” (ASC 606). ASC 606 establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. The Company adopted the standard effective January 1, 2018 using the modified retrospective method. Results for reporting periods beginning after January 1, 2018, were presented under Topic 606, while prior period amounts were not adjusted and were reported in accordance with the Company’s historic accounting practices, under legacy revenue recognition standards. See Note 19 to the financial statements for further information regarding the initial application of ASC 606.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In August 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2016-15 “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments” (ASU 2016-15). ASU 2016-15 provides specific guidance on eight cash flow classification issues, including debt prepayment, payments of contingent liabilities as part of business combinations, or debt extinguishment costs and distributions received from equity method investees, to reduce diversity in practice. ASU 2016-15 is effective for interim and annual periods beginning after December 15, 2017. The Company adopted this standard during 2018.

As a result of the adoption of ASU 2016-15, the Company adjusted the previously reported consolidated statement of cash flows for the years ended December 31, 2017 and 2016 as follows:

	Year Ended December 31, 2017
	As previously reported	Adjustments	As Adjusted
Net cash used in investing activities	$(12,419)	$5,103	$(7,316)
Net cash used in financing activities	$(14,311)	$(5,103)	$(19,414)

	Year Ended December 31, 2016
	As previously reported	Adjustments	As Adjusted
Net cash used in investing activities	$(35,982)	$1,779	$(34,203)
Net cash provided by financing activities	$22,190	$(1,779)	$20,411

In January 2017, FASB issued ASU 2017-01, Business Combinations (Topic 805) Clarifying the Definition of Business. ASU 2017-01 clarifies the definition of a business with the objective of adding standard to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update to the standard is effective for interim and annual periods beginning after December 15, 2017, and applied prospectively. The Company adopted this standard during 2018, with no material impact on its financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”), which gives direction on which changes to the terms or conditions of share-based payment awards require an entity to apply modification accounting in Accounting Standard Codification (“ASC”) Topic 718. In general, entities will apply the modification accounting guidance if the value, vesting conditions or classification of the award changes. ASU 2017-09 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The Company adopted this standard during 2018, with no material impact on its financial statements.

Recently issued accounting pronouncements and not yet adopted

In February 2016, the FASB issued ASU 2016-02, “Leases” (Topic 842). Topic 842 supersedes the lease requirements in Accounting Standards Codification (ASC) Topic 840, “Leases”. Under Topic 842 lessees will be required to recognize for all leases at the commencement date a lease liability; and a right-of-use asset (“ROU”). In July 2018, the FASB issued amendments in ASU 2018-11, which provide another transition method in addition to the existing transition method, by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption, and to not apply the new guidance in the comparative periods they present in the financial statements. The modified retrospective approach does not require applying the new standard to all leases existing at the date of initial application. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018. The Company will adopt this standard at January 1, 2019 (“the Transition Date”), using the modified retrospective approach at the beginning of the period of adoption through a cumulative-effect adjustment. The Company also expects to elect certain relief options offered in ASU 2016-02 including the package of practical expedients. Additionally, the Company intends to elect an accounting policy, by class of underlying asset to combine, lease and non-lease components.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company expects the adoption of the standard will have a material impact on its consolidated balance sheets which will result in the recognition of ROU and lease liabilities of approximately $12,322 at the Transition Date. The most significant impact from recognition of ROU assets and lease liabilities relates to the Company’s leased office space. However, the Company does not anticipate that the adoption of this standard will have a material impact on the operating expenses in its consolidated statements of operations since the expense recognition under this new standard will be similar to current practice.

In June 2016, the FASB Issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The new standard requires financial assets measured at amortized cost be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The standard will be effective for the Company beginning January 1, 2020, with early adoption permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. The Company is evaluating the impact of adopting this new accounting guidance on its consolidated financial statements.

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On April 14, 2015, the Company acquired a 70% interest in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsourced management services mainly for mainframes and complex large-scale environments, for a total consideration of $1,821, of which $ 1,523 was paid upon closing and $ 298 which was payable contingent upon the acquired business meeting certain operational targets in 2015. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Comblack. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 989. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$(405)
Redeemable non-controlling interest	(989)
Intangible assets	1,249
Goodwill	1,966

Total assets acquired net of acquired cash	$1,821

In March 2016, the Company paid the seller the remaining contingent payments for meeting 2015 operational targets. As of December 31, 2018, the Comblack redeemable non-controlling interest amounted to $ 7,245.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	On June 30, 2015, the Company acquired a 70% interest in Infinigy Solutions LLC (“Infinigy”), a U.S.-based services company focused on expanding the development and implementation of technical solutions throughout the telecommunications industry with offices across the U.S., providing nationwide coverage and support for wireless engineering, deployment services, surveying, environmental service and project management, for a total consideration of $ 6,527, of which $ 5,600 was paid upon closing and $ 927 was payable contingent upon the acquired business meeting certain operational targets in 2016 and 2017. The Company and the seller hold mutual Call and Put options respectively for the remaining 30% interest in Infinigy. As a result of the Put option, the Company recorded redeemable non-controlling interest in the amount of $ 3,590. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2015.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$1,182
Redeemable Non-controlling interest	(3,590)
Intangible assets	3,675
Goodwill	5,260

Total assets acquired net of acquired cash	$6,527

In July 2016, the Company paid the seller $ 534 with respect to the acquired business meeting certain of its 2016 operational targets. In 2017, the acquired business did not meet its operational targets and therefore as of December 31, 2017, the seller is not entitled to any additional contingent payments.

As of December 31, 2018, the Infinigy redeemable non-controlling interest amounted to $ 3,886.

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$15
Redeemable Non-controlling interest	(14,012)
Intangible assets	22,439
Deferred tax liability	(5,610)
Goodwill	17,718

Total assets acquired net of acquired cash	$20,550

As of December 31, 2018, Roshtov redeemable non-controlling interest amount to $ 14,408.

d.	On October 31, 2016, the Company acquired a 100% interest in Shavit Software (2009) Ltd., an Israeli-based company that specializes in software professional and outsourced management services, for a total consideration of $ 6,836, of which $ 4,699 was paid upon closing, $ 2,137 (measured based on present value) was allocated to a deferred payment and contingent payment upon the acquired business meeting certain operational targets in 2017. The Company’s management believes the acquisition will broaden its professional service offering to its existing and new customers in Israel. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

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

During the years ended December 31, 2017 and 2018, the Company paid the seller $ 924 and $ 2,535, respectively with respect to deferred payment and contingent payment.

e.	During the years ended December 31, 2017 and 2018, the Company acquired additional activities whose influence on the financial statements of the Company was immaterial, for a total consideration of $ 1,050 and $ 588, respectively.

The following table summarizes the provisional estimated fair values of the assets acquired and liabilities at the date of acquisitions:

	December 31,
	2017	2018

Net assets, excluding cash acquired	$(1,822)	$306
Intangible assets	1,149	23
Goodwill	1,723	259

Total assets acquired net of acquired cash	$1,050	$588

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES

The Group invests in marketable debt securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2017	2018

Fair value through profit or loss (1)	$1,209	$1,156
Available-for-sale	12,929	8,757

	$14,138	$9,913

(1)	The Group recognized trading gains in the amount of $ 53 during the year ended December 31, 2018.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2017				2018
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$12,987	$(58)	$-	$12,929	$8,851	$(94)	$-	$8,757

Marketable securities with contractual maturities within one year and from one to three years are as follows:

	Amortized	Unrealized		Market
	cost	Gains	Losses	value

Due within one year	$3,326	$-	$(21)	$3,305

Due after one year through three years	$5,525	$-	$(73)	$5,452

Total	$8,851	$-	$(94)	$8,757

As of December 31, 2017 and 2018, management believes the impairments are not other than temporary and therefore the impairment losses were recorded in accumulated other comprehensive income (loss).

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities during 2017:

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2017	$40
Gains reclassified into earnings from marketable securities	(94)
Unrealized losses from available-for-sale securities	(4)
Other comprehensive loss from available-for-sale securities as of December 31, 2017	$(58)

The following is the change in the other comprehensive income of available-for-sale securities during 2018:

Other comprehensive loss

Other comprehensive loss from available-for-sale securities as of January 1, 2018	$(58)
Unrealized losses from available-for-sale securities	(36)
Other comprehensive loss from available-for-sale securities as of December 31, 2018	$(94)

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2017
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$12,929	$-	$12,929
Convertible bonds	-	1,209	-	1,209

Total financial assets	$-	$14,138	$-	$14,138

Liabilities:
Contingent consideration	$-	$-	$1,333	$1,333

Total financials liabilities	$-	$-	$1,333	$1,333

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$8,757	$-	$8,757
Convertible bonds	-	1,156	-	1,156

Total financial assets	$-	$9,913	$-	$9,913

Liabilities:
Contingent consideration	$-	$-	$414	$414

Total financials liabilities	$-	$-	$414	$414

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2017	2018

Opening balance	$3,088	$1,333
Increase in contingent consideration due to acquisitions	-	124
Payment of contingent consideration	(2,109)	(974)
Increase in fair value of contingent consideration	1,587	210
Decrease in fair value of contingent consideration	(1,287)	(248)
Decrease in liability against other receivables	(118)	-
Amortization of interest and exchange rate	172	(31)

Closing balance	$1,333	$414

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2017	2018

Prepaid expenses	$2,659	$3,712
Government authorities	4,900	2,053
Related parties	314	303
Other	770	961

	$8,643	$7,029

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2017	2018
Cost:

Leasehold improvements	$918	$981
Computers and peripheral equipment	14,842	15,221
Office furniture and equipment	3,778	3,774
Motor vehicles	1,237	1,217
Software	3,094	3,084

	23,869	24,277
Accumulated depreciation:

Leasehold improvements	429	470
Computers and peripheral equipment	14,194	14,528
Office furniture and equipment	2,471	2,699
Motor vehicles	447	564
Software	2,860	2,944

	20,401	21,205

Depreciated cost	$3,468	$3,072

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:-	PROPERTY AND EQUIPMENT (Cont.)

Depreciation expenses amounted to $ 893, $ 1,046 and $ 1,175 for the years ended December 31, 2016, 2017 and 2018, respectively.

NOTE 8:-	INTANGIBLE ASSETS

a.	Intangible assets:

	December 31,
	2017	2018
Original amounts:

Capitalized software costs	$75,126	$78,793
Customer relationships	56,296	54,850
Backlog and non-compete agreement	2,712	2,712
Acquired technology	13,087	12,722

	147,221	149,077
Accumulated amortization:

Capitalized software costs	61,834	66,123
Customer relationships	27,967	33,578
Backlog and non-compete agreement	2,486	2,674
Acquired technology	3,923	5,223

	96,210	107,598

Intangible assets, net	$51,011	$41,479

b.	Amortization expenses amounted to $ 10,715, $ 12,565 and $ 11,389 for the years ended December 31, 2016, 2017 and 2018, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2018 is as follows:

2019	$10,323
2020	8,572
2021	7,057
2022	4,749
2023	3,546
2024 and thereafter	7,232

$41,479

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 according to the Company’s reportable segments are as follows (see also Note 18):

	IT professional services	Software services	Total

As of January 1, 2017	$43,874	$47,128	$91,002

Business combination	1,723	-	1,723
Measurement period adjustments	614	28	642
Foreign currency translation adjustments	2,192	2,630	4,822

As of December 31, 2017	$48,403	$49,786	$98,189

Business combination	-	277	277
Measurement period adjustments	(18)	-	(18)
Foreign currency translation adjustments	(1,694)	(1,748)	(3,442)

As of December 31, 2018	$46,691	$48,315	$95,006

The Company performed an annual impairment tests as of December 31, of each of 2016, 2017 and 2018 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2017	2018
Short-term credit from banks	USD	U.S Prime -0.2	$2,125	$2,362
Short-term credit from banks	NIS	2.0	618	-
Short-term loans from banks	NIS	1.6-2.0	259	-
Current maturities of long-term loans from financial institution	NIS	2.6-3.0	6,769	6,299
			$9,771	$8,661

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2017	2018

Employees and payroll accruals	$15,203	$16,242
Accrued expenses	6,234	6,219
Government authorities	4,738	1,426
Other	1,614	571

	$27,789	$24,458

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2017	2018
		%
Loan from banks and other (1)	NIS	2.6-5	$34,447	$25,572
Other long term debt			136	115

			$34,583	$25,687
Current maturities	NIS		(6,769)	(6,299)

			$27,814	$19,388

(1)	On November 2016, the Company obtained a loan in the amount of $ 31,356 linked to the New Israel Shekel from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

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

As of December 31, 2018, the Company was in compliance with the financial covenants.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

The Israeli corporate income tax rate was 25% in 2016, 24% in 2017 and 23% in 2018.

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

Introduction of a benefit regime for “Preferred Technology Enterprises” granting a 12% tax rate in central Israel – on income deriving from Intellectual Property, subject to a number of conditions being fulfilled, including a minimal amount or ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual income derived from exports. A Preferred Technology Enterprise (“PTE”) is defined as an enterprise which meets the aforementioned conditions and for which total consolidated revenues of its parent company and all subsidiaries are less than NIS 10 billion.

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

Under the Foreign Exchange Regulations, the Company and one of its Israeli subsidiaries calculate their tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.

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

The amount of the Company’s cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 12,865. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

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

The Company re-measured its U.S. deferred tax assets and liabilities, based on the rates at which they are expected to reverse in the future. The estimated tax benefit recorded related to the re-measurement of the provisional net deferred taxes was approximately $ 428 for the year ended December 31, 2017.

In March 2018, the FASB issued Accounting Standards Update No. 2018-05, “Income Taxes Topic (740): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118” (“ASU 2018-05”) to address the application of GAAP in situations when a registrant does not have the necessary information available, prepared or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA.

The Company completed the accounting treatment related to the tax effects of the TCJA. As a result, the Company recognized its accounting for changes in the U.S. federal rate and deferred tax impact for the rate change to be complete.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2018, three Israeli subsidiaries of the Company had operating loss carryforwards of $ 13,542 (mainly F.T.S Formula Telecom Solutions, Ltd.) which accounts for $ 11,360), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 3,876 as of December 31, 2018, which can be carried forward to offset against future taxable income.

d.	Income before taxes on income:

	Year ended December 31,
	2016	2017	2018

Domestic	$15,334	$19,442	$25,839
Foreign	5,323	4,803	6,008

	$20,657	$24,245	$31,847

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2016	2017	2018
Current:
Domestic	$2,919	$5,928	$5,186
Foreign	1,863	1,511	1,359

	4,782	7,439	6,545
Deferred taxes:
Domestic	(666)	(1,160)	81
Foreign	(167)	52	445

	(833)	(1,108)	526

Taxes on income	$3,949	$6,331	$7,071

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2017	2018

Net operating loss carryforwards	$4,355	$3,914
Allowances, reserves and intangible assets	1,974	1,361

Deferred tax assets before valuation allowance	6,329	5,275
Less - valuation allowance	(3,339)	(3,417)

Deferred tax assets, net	$2,990	$1,858

	December 31,
	2017	2018

Long-term tax assets	$2,990	$1,858
Long-term tax liabilities	(11,331)	(10,343)

Net deferred tax liabilities	$(8,341)	$(8,485)

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company (2016, 2017 and 2018 statutory tax rate 25%, 24% and 23%, respectively), and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2016	2017	2018

Income before taxes, as reported in the consolidated statements of income	$20,657	$24,245	$31,847

Statutory tax rate	25%	24%	23%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$5,164	$5,819	$7,325
Tax adjustment in respect of different tax rates	(1,214)	268	(826)
Deferred taxes on losses for which full valuation allowance was provided in the past	(455)	658	(11)
Tax-deductible costs, not included in the accounting costs	(342)	(38)	-
Tax benefits (expenses) in respect of prior years, net	1,262	(488)	(22)
Nondeductible expenses	(232)	70	45
Uncertain tax position and other differences	(234)	42	560

Income tax	$3,949	$6,331	$7,071

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the years ended December 31, 2016, 2017 and 2018 the Company recorded $ 159, $ 300 and $ 1,050 (respectively) of tax expenses as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2016	$666

Increase in tax positions taken in prior years	159

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2016	825

Increase in tax positions taken in prior years	300

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2017	1,125

Increase in tax positions taken in prior years	1,050

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2018	$2,175

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

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2018, an aggregate of 962,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option

The exercise price for each option is determined by the Board of Directors and set forth in the Company’s award agreement. Unless determined otherwise by the Board of Directors, the option exercise price shall be equal to or higher than the share market price at the grant date. The options generally vest over 3-4 years. Any option that is forfeited or canceled before expiration becomes available for future grants under the 2007 Plan.

A summary of employee option activity under the 2007 Plan as of December 31, 2018 and changes during the year ended December 31, 2018 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2018	309,309	$4.38	3.97	$1,237
Granted	37,500	$-
Exercised	(104,167)	$2.99
Forfeited	(21,875)	$6.89

Outstanding at December 31, 2018	220,767	$3.83	3.81	$1,684

Exercisable at December 31, 2018	190,767	$4.43	2.92	$1,456

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2018. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2016, 2017 and 2018 was $ 112, $ 502 and $ 617, respectively. As of December 31, 2018, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans.

The options outstanding as of December 31, 2018, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
0-1	30,000	9.49	$-	-	$-
2.01-3	66,000	1.26	$2.32	66,000	$2.32
3.01-4	73,517	2.77	$4.00	73,517	$4.00
5.01-6	6,250	4.61	$6.00	6,250	$6.00
8.01-9	45,000	5.35	$8.01	45,000	$8.01

	220,767	3.81	$3.83	190,767	$4.43

c.	Accumulated other comprehensive income (loss):

	December 31,
	2016	2017	2018

Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$40	$(58)	$(94)
Accumulated foreign currency translation adjustments	(7,494)	115	(6,057)
Accumulated unrealized gain on derivative instruments, net	26	26	26

Total other comprehensive income (loss)	$(7,428)	$83	$(6,125)

d.	On September 4, 2012, the Company’s Board of Directors adopted a dividend distribution policy, subject to any applicable law. According to this policy, each year the Company will distribute a dividend of up to 50% of its annual distributable profits. It is possible that the Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. The Company’s Board of Directors may at its discretion and at any time, change, the rate of dividend distributions and/or not to distribute a dividend, whether as a result of a one-time decision or a change in policy, all at its discretion.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14:-	EQUITY (Cont.)

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

On August 9, 2017, the Company’s Board of Directors decided to amend the dividend distribution policy announced in 2012. According to the Company’s amended policy, each year the Company will distribute a dividend of up to 75% of its annual distributable profits. The Company’s Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions and/or decide not to distribute a dividend, all at its discretion. On August 13, 2017, the Company declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,785 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, the Company declared a dividend distribution of $ 0.155 per share ($ 7,563 in the aggregate) which was paid on September 5, 2018.

Subsequent to the balance sheet date, on March 4, 2019, the Company declared a dividend distribution of $ 0.15 per share ($ 7,334 in the aggregate) which was paid on March 27, 2019 (Note 21).

e.	On July 12, 2018, the Company issued 4,268,293 ordinary shares at a price of $8.2 per share and in a total amount of $34,569 net of issuance expenses. The shares were issued to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $ 3,950, $ 2,511 and $ 2,535, in aggregate for the years ended December 31, 2016, 2017 and 2018, respectively and acquired services amounting to approximately $ 102, $ 165 and $ 309 for the years ended December 31, 2016, 2017 and 2018, respectively.

As of December 31, 2017 and 2018, the Company had trade and other receivables balances due to its related parties in amount of approximately $ 931 and $ 601, respectively. In addition, as of December 31, 2017 and 2018, the Company had trade payables balances due from its related parties in amount of approximately $ 64 and $ 106, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Lease commitments:

Certain of the motor vehicles, facilities and equipment of the Company and its subsidiaries are rented under long-term operating lease agreements. Future minimum lease commitments under non-cancelable operating leases as of December 31, 2018, are as follows:

2019	$2,224
2020	1,698
2021	977
2022 and thereafter	1,336

$6,235

Rent expenses for the years ended December 31, 2016, 2017 and 2018 were approximately $ 2,204, $ 2,729 and $ 2,843, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company and its subsidiaries currently occupy approximately 170,363 square feet of space based on a lease agreement as of December 31, 2018. The remaining terms of the outstanding leases range from six months to five years.

As of December 31, 2018, the aggregated amount of lease commitment in all locations mentioned above is approximately $ 6,235.

b.	Guarantees and Collaterals:

As of December 31, 2018, the Company has provided performance bank guarantees in the amount of $453 as security for the performance of various contracts with customers. As of December 31, 2018, the Company has restricted bank deposits of $ 408 in favor of the issuing banks.

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

d.

In September 2016, an Israeli software company, that was previously involved in an arbitration proceeding with us in 2015 and won damages from us for $2.4 million, filed a lawsuit seeking damages of NIS 34,106 against the Company and one its subsidiaries. This lawsuit was filed as part of an arbitration proceeding.. In the lawsuit, the software company claimed that warning letters that the Company sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of the Company’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	COMMITMENTS AND CONTINGENCIES (Cont.)

The Company rejects the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses deposed. The Company is unable to make a reasonably reliable estimate of its chances of successfully defending this lawsuit.

In February 2018, Comm-IT Ltd., a subsidiary of the Company commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. In April 2018, the customer filed an answer in the action that included counterclaims asserting causes of action for breach of contract, fraud, and trespass to chattel. In May 2018, Comm-IT filed a reply to the counterclaims. The parties have agreed to participate in a mediation before a neutral mediator in March 2019. While it appears that the allegations against Comm-IT probably do not have merit, it is difficult to predict at this point whether Comm-IT’s liability is remote or probable.

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2016	2017	2018

Net income attributable to Magic shareholders	$14,169	$15,442	$19,883
Accretion of redeemable non-controlling interests	$(2,262)	$-	$(1,726)
Net income attributable to Magic shareholders after accretion of redeemable non-controlling interests	$11,907	$15,442	$18,157

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	44,347,083	44,435,671	46,665,042
Effect of dilutive securities	168,953	161,548	131,648

Denominator for diluted net earnings per share	44,516,036	44,597,219	46,796,690

Basic and Diluted earnings per share	$0.27	$0.35	$0.39

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2016

Total revenues	$70,834	$130,812	$-	$201,646
Expenses	58,847	118,414	3,298	180,559

Segment operating income (loss)	$11,987	$12,398	$(3,298)	$21,087

Depreciation and amortization	$7,531	$3,769	$308	$11,608

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2017

Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184

Segment operating income (loss)	$13,451	$16,482	$(3,977)	$25,956

Depreciation and amortization	$9,242	$4,100	$269	$13,611

2018

Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677

Segment operating income (loss)	$17,430	$19,058	$(4,790)	$31,698

Depreciation and amortization	$8,727	$3,611	$226	$12,564

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2016, 2017 and 2018:

	Year ended December 31,
	2016	2017	2018

United States	$100,470	$123,113	$137,066
Israel	58,079	91,917	103,850
Europe	23,642	26,635	28,257
Japan	11,226	9,253	9,797
Other	8,229	7,222	5,405

	$201,646	$258,140	$284,375

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2017	2018

Israel	$111,217	$100,206
United States	32,223	30,222
Japan	5,008	5,082
Other	2,931	2,800
Europe	1,289	1,247

	$152,668	$139,557

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2016, 2017 and 2018, the Company had one major customer, included in the IT professional services segment, which accounted for 9%, 13% and 13% of the group revenues, respectively.

NOTE 19:-	REVENUE RECOGNITION

The Company adopted ASC 606 on January 1, 2018 for all open contracts at the date of initial application, and applied the standard using modified retrospective approach, with the cumulative effect of applying ASC 606 recognized as an adjustment to the opening retained earnings balance. Results for reporting periods beginning after January 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	REVENUE RECOGNITION (Cont.)

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period and are part of a contract that has an original expected duration of more than one year:

	2019	2020	2021 and thereafter
Software license and related revenues and consulting services	$5,281	$5,183	$969

The following table includes the impact of the adoption of ASC 606 on the Company’s financial statements. There was no material impact on other line items of statements of income and balance sheets:

	Year ended December 31, 2018
	As reported	Balance without adoption ASC 606	Effect of change higher/ (lower)
	(U.S. dollars in thousands)

Revenue	$284,375	$282,263	$2,112
Taxes on income	7,071	6,809	262
Net income	24,776	22,926	1,850
Net income attributable to Magic Software Enterprises’ shareholders	$19,883	$18,033	$1,850

Basic and diluted earnings per share	0.39	0.35	0.04

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	REVENUE RECOGNITION (Cont.)

	December 31, 2018
	As reported	Balance without adopting ASC 606	Effect of change higher/(lower)
	(U.S. dollars in thousands)

Trade receivables (net of allowance for doubtful accounts)	$90,274	$87,853	$2,421
Other accounts receivable and prepaid expenses	7,029	8,984	(1,955)
Other long-term receivables	6,363	4,717	1,646
Accrued expenses and other accounts payable	24,458	24,196	262

Total equity attributable to Magic Software Enterprises’ shareholders	$243,956	$242,106	$1,850

The most significant impact of the new standard relates to term-license arrangements. Under ASC 605, the Company recognized both the term-license and post contract support revenues ratably over the contract period whereas under the new revenue standard term-license revenues  are considered as a separate performance obligation and recognized upon delivery and the associated post contract support revenues are recognized over the contract period.

There was no material impact on other line items of consolidated statements of income, consolidated balance sheets and no impact on the Company’s cash from or used in operating, financing, or investing activities in consolidated cash flows statements.

For disaggregation of revenue, refer to note 18.

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2017	2018

Trade receivables (net of allowance for doubtful accounts)	$82,051	$90,274
Deferred revenues	$5,586	$4,857

Trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer. Unbilled receivables related to the Company’s contractual right to consideration for services performed and not yet invoiced.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 19:-	REVENUE RECOGNITION (Cont.)

Billing terms and conditions generally vary by contract type. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

Deferred revenues represent contract liabilities, and include unearned amounts received under contracts with customers and not yet recognized as revenues.

During the year ended December 31, 2018, the Company recognized $5,586 that was included in deferred revenues (short-term contract liability) balance at January 1, 2018.

NOTE 20:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2016	2017	2018

Total costs	$10,063	$10,713	$9,362
Less - capitalized software costs	(4,224)	(3,771)	(3,666)

Research and development, net	$5,839	$6,942	$5,696

b.	Financial income (expenses), net:

Bank charges and interest from loans offset by interest from short term deposits	$(199)	$(1,124)	$(986)
Interest expenses related to liabilities in connection with acquisitions	(257)	(62)	(4)
Interest income from marketable securities, net of amortization of premium on marketable securities	240	284	284
Gain (loss) arising from foreign currency translation and other	(214)	(809)	855

Financial income (expenses), net	$(430)	$(1,711)	$149

NOTE 21:-	SUBSEQUENT EVENTS

On March 4, 2019, the Company declared a dividend distribution of $ 0.15 per share ($ 7,334 in the aggregate) which was paid on March 27, 2019. The dividend distribution relates to the Company’s earnings in the second half of 2018.

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2018:

Name of Company	Percentage of ownership and control	Place of incorporation
	%
Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd.	100	South Africa
Appbuilder Solutions Ltd.	100	U.K.
Complete Business Solutions Ltd.	100	Israel
DataMind Technologies Ltd.	80	Israel
Comm-IT Technology Solutions Ltd.	77.8	Israel
Comm-IT Software Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Comm-IT Embedded Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	75	Israel
Valinor Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Dario IT Solutions Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Quickode Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Twingo Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	60	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd.	100	U.K.
Roshtov Software Industries Ltd.	60	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc.	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
F.T.S Formula Telecom Solutions, Ltd.	100	Israel
F.T.S Bulgaria Ltd.	100	Bulgaria
Comblack IT Ltd.	70	Israel
Yes-IT Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE (Cont.)

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Shavit Software (2009) Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	70	U.S.A
Infinigy Engineering LLP (a subsidiary of Infinigy Solutions LLC.)	99.9	U.S.A
Skysoft Solutions Ltd.	75	Israel
Futurewave Systems, INC.	100	U.S.A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 6, 2019 expressed an unqualified opinion thereon.

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

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Tokyo, Japan

February 6, 2019	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2017 and 2018, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2018 and our report dated February 6, 2019 expressed unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Tokyo, Japan

February 6, 2019	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: April 30, 2019