Form 20-F
period 2019-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2020-05-14
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

5 Haplada Street, Or Yehuda 6021805, Israel

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, NIS 0.1 Par Value	MGIC	Nasdaq Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:48,939,538 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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
☐ Other by the International Accounting Standards Board

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

EXPLANATORY NOTE

We have filed this annual report on Form 20-F in reliance on the 45-day extension provided by an order issued by SEC under Section 36 of the Exchange Act Modifying Exemptions From the Reporting and Proxy Delivery Requirements for Public Companies, dated March 25, 2020 (Release No. 34-88465) (the “Order”).

On April 30, 2020, we filed a Report on Form 6-K to indicate our intention to rely on the Order for such extension. Consistent with our statements made in the Form 6-K, we were unable to file the Original Form 20-F by April 30, 2020 because COVID-19 has caused severe disruptions in travel and transportation and limited access to our facilities resulting in limited support from our staff. We have been following the recommendations of local government and health authorities to minimize exposure risk for our employees. The disruptions delayed our ability to complete our annual review and prepare the Annual Report by April 30, 2020.

INTRODUCTION

We are a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) software services and Information Technologies (“IT”) outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform )“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); and (v) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions;

Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 2,640 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary application platform for developing and deploying business applications.

●	AppBuilder – a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary platform for application integration.

●	Magic xpc – hybrid integration platform as a service (iPaaS).

●	Magic SmartUX - a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

●	FactoryEye - a proprietary high performance, low-code, flexible, hybrid platform for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage.

These software solutions enable our customers to improve their business performance and return on investment by supporting cost-effective and rapid delivery integration of business applications, systems and databases. Using our products and our specialists, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, our software solutions are scalable and platform-agnostic, enabling our customers to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our platforms also support the development of mobile applications that can be deployed on a variety of mobile devices, and in a cloud environment. In addition, we continuously evolve our platforms to include the latest technologies to meet the demands of our customers and the markets in which they operate.

We sell our platforms and software services globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, AppBuilder, Magic xpi, Magic xpc, Magic Smart UX and FactoryEye projects, and assuring successful operation of the platforms once installed.

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

In addition, we provide on an increasingly global basis a broad range of advanced software professional services and IT outsourcing services in the areas of infrastructure design and delivery, end-to-end application development, technology planning and implementation services, as well as outsourcing services to a wide variety of companies, including Fortune 1000 companies. The technical personnel we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer our customers’ unique needs.

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with United States generally accepted accounting principles, or U.S. GAAP.

We have obtained trademark registrations for SmartUX® in the United States and for Magic® in the United States, Canada, Israel, the Netherlands (Benelux), Switzerland, Thailand and the United Kingdom. All other trademarks and trade names appearing in this annual report are owned by their respective holders.

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

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs and assumptions as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,”, “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the COVID-19 (coronavirus) pandemic, which may last longer than expected and materially adversely affect our results of operations;

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers or competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of long-term, large, complex projects that we perform from time to time that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	the occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems;

●	risks related to industries, such as the banking, healthcare, defense and the telecom, in which certain of our clients operate;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations

i

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

We derived the following consolidated statement of income data for the years ended December 31, 2017, 2018 and 2019 and the consolidated balance sheet data as of December 31, 2018 and 2019 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the year ended December 31, 2015 and 2016 and the consolidated balance sheet data as of December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars.

Statement of Income Data:

	Year ended December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands)
Revenues:
Software	$28,084	$25,454	$21,644	$19,626	$21,598
Maintenance and technical support	30,996	30,951	30,386	25,885	22,908
Consulting services	266,550	227,970	206,110	156,135	131,524
Total revenues	$325,630	$284,375	$258,140	201,646	176,030
Cost of revenues:
Software	10,220	9,960	9,564	8,674	7,836
Maintenance and technical support	4,167	4,120	3,888	2,952	2,466
Consulting services	209,114	181,477	161,709	121,756	102,919
Total cost of revenues	223,501	195,557	175,161	133,382	113,221
Gross profit	102,129	88,818	82,979	68,264	62,809
Operating costs and expenses:
Research and development, net	8,239	5,696	6,942	5,839	4,888
Selling and marketing	30,454	27,197	27,244	23,776	23,062
General and administrative	29,784	24,227	22,837	17,562	13,425
Operating income	33,652	31,698	25,956	21,087	21,434
Financial income (expense), net	(1,180)	(149)	(1,711)	(430)	(685)
Other income (expense), net	-	-	-	-	8
Income before taxes on income	32,472	31,847	24,245	20,657	20,757
Taxes on income	(6,874)	(7,071)	(6,331)	(3,949)	(3,681)
Net income	$25,598	$24,776	$17,914	$16,708	$17,076
Change in redeemable non-controlling interests	3,111	3,383	1,536	2,258	639
Net income attributable to non-controlling interests	2,221	1,510	936	281	239
Net income attributable to Magic’s Shareholders	20,266	19,883	15,442	14,169	16,198
Basic earnings per share (1)	$0.26	$0.39	$0.35	$0.27	$0.37
Diluted earnings per share	$0.26	$0.39	$0.35	$0.27	$0.36
Shares used to compute basic earnings per share (2) (3)	48,896	46,665	44,436	44,347	44,248
Shares used to compute diluted earnings per share	48,994	46,797	44,597	44,516	44,452
Dividends	14,963	13,348	9,554	7,761	7,788
Cash dividend declared per ordinary share(1)	$0.31	$0.29	$0.22	$0.18	$0.18

Balance Sheet Data:

	December 31,
	2019	2018	2017	2016	2015
	(U.S. dollars in thousands)
Working capital	$138,167	$158,301	$122,403	$113,668	$106,945
Cash, cash equivalents, short term deposits and marketable securities	95,511	113,920	90,946	87,822	76,684
Total assets	404,606	362,285	342,539	316,399	239,846
Total equity	264,697	248,369	213,563	196,641	193,106

(1)	On February 5, 2015, we declared a dividend distribution of $0.081 per share ($3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, we declared a dividend distribution of $0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, we declared a dividend distribution of $0.09 per share ($3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, we declared a dividend distribution of $0.085 per share ($3,770 in the aggregate) which was paid on September 22, 2016. On February 22, 2017, we declared a dividend distribution of $0.085 per share ($3,774 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, we declared a dividend distribution of $0.13 per share ($5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, we declared a dividend distribution of $0.13 per share ($5,785 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, we declared a dividend distribution of $0.155 per share ($7,563 in the aggregate) which was paid on September 5, 2018. On March 4, 2019, we declared a dividend distribution of $0.15 per share ($7,335 in the aggregate) which was paid on March 25, 2019. On August 13, 2019, we declared a dividend distribution of $ 0.156 per share ($7,628 in the aggregate) which was paid on September 12, 2019.

(2)	On July 12, 2018, we completed a private placement of 3,150,559 of our Ordinary Shares to several leading Israeli institutional investors and 1,117,734 Ordinary Shares to our principal shareholder, Formula Systems (1985) Ltd., under the same terms based on a price of $8.20 per share.

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

Risks Related to Our Business and Our Industry

The current novel strain of coronavirus (COVID-19) and any other pandemic, epidemic or outbreak of an infectious disease may adversely affect our business.

If a pandemic, epidemic or outbreak of an infectious disease occurs especially in the United States and in Israel or elsewhere, our business may be adversely affected. In December 2019, COVID-19 was identified in Wuhan, China. This virus continues to spread globally and as of April 2020, has spread to over 100 countries, including in the United States and Israel. The spread of COVID-19 has resulted in the World Health Organization declaring the outbreak of COVID-19 as a “pandemic” having a significant impact on global economic activity with governments around the world having closed office spaces, public transportation and schools and imposing quarantines and restrictions on travel and mass gatherings to slow the spread of the virus. The Government of Israel now requires all travelers arriving in Israel to remain in home quarantine until 14 days have passed since the date of entry into Israel. Non-Israeli residents will be required to prove they have the means to self-quarantine before being allowed entry into Israel. In addition, gatherings of 10 or more people in one place have been restricted, schools have been closed and employees are being asked to work remotely. Prolonged economic uncertainties or downturns could trigger a global recession that could materially adversely affect our business.

We currently anticipate that the COVID-19 outbreak will have a negative effect on our operations. The restrictions imposed as a result of the outbreak are likely to cause operating difficulties, and is likely to have a negative impact on our ability to generate revenues causing order cancellations, delays and the inability of certain of our sales and support teams to travel and/or meet with customers or provide on-site services. Our business depends on our current and prospective customers’ ability and willingness to invest money in IT systems and services, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions especially in the United States and Israel, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2019, 49% of our revenues were generated from North America, 38% of our revenues generated from Israel, and 13% from the rest of the world. Negative economic conditions may cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed more the 25 acquisitions. Most recently, in the second quarter of 2019, we acquired both NetEffects Inc and Powwow Inc after having acquired OnTarget Group Inc in the first quarter of 2019. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating NetEffects, Powwow, OnTarget Group and other former acquisitions include:

●	Preserving customer, supplier and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

The benefits we expect to realize from these acquisitions are, necessarily, based on projections and assumptions about the combined businesses of our company, and assume, among other things, the successful integration of these acquired entities into our business and operations. Our projections and assumptions concerning our acquisitions may be inaccurate, however, and we may not successfully integrate the acquired companies and our operations in a timely manner, or at all. We may also be exposed to unexpected contingencies or liabilities of the acquired companies. If we do not realize the anticipated benefits of these transactions, our growth strategy and future profitability could be adversely affected.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. In the past five years we made numerous acquisitions, including: (i) in 2014, Datamind, a system integrator of user-driven Business Intelligence (“BI”) solutions (mainly QlikView and Qlik Sense) that enable customers to make better, faster and more informed business decisions, wherever they are; (ii) in 2014, Formula Telecom Solutions Ltd., an Israeli based global proprietary software vendor that specializes in the development, sale, service and support of business support systems, including convergent charging, billing, customer management, policy control and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things, or M2M/IoT, payment and other industries; (iii) in 2015, Comblack IT Ltd, an Israeli-based company specializing in software professional services and outsource services for mainframes and complex large-scale environments; (iv) in 2015, Infinigy Solutions LLC, a U.S.-based services company focused on expanding the development and implementation of technical solutions which delivers design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry; (v) in 2016, Roshtov Software Industries Ltd, an Israeli-based software company that is a local Israeli market leader in patient medical record information systems; (vi) in 2016, Shavit Software (2009) Ltd., an Israeli-based company specializing in software professional and outsource services; (vii) in late December 2017, Futurewave Systems, Inc., a U.S.-based full-service provider of consulting and outsourcing solutions for IT personnel; and (viii) in 2019, a San Francisco based, PowWow Inc., creator of SmartUX, a low-code development platform for mobilizing and modernizing enterprise business applications.

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

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa, Magic xpi, AppBuilder Magic xpc, FactoryEye and Magic SmartUX brands and our vertical packaged software solutions, primarily Clicks, Leap™, the Hermes solution and HR Pulse. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

We compete in a market that is characterized by rapid technological changes. Other companies are also seeking to offer integration solutions, low-code development solutions, enterprise mobility solutions, internet-related solutions, such as cloud computing, and complementary services to generate growth. These companies may develop technological or business model innovations or offer services in the markets that we seek to address that are, or are perceived to be, equivalent or superior to our software solutions and services. In addition, our customers’ business models may change in ways that we do not anticipate and these changes could reduce or eliminate our customers’ needs for our products and services. Our operating results depend on our ability to adapt to market changes and develop and introduce new products and services into existing and emerging markets.

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

Because our solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. In addition, adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies, which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt these new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies.  Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance. If release dates of any future products or enhancements are delayed our business, financial condition and results of operations could be adversely affected.

Our products have a lengthy sales cycle that could adversely affect our revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, sometimes requires pre-purchase evaluation by a significant number of persons in our customers’ organizations, and often involves a significant operational decision by our customers as they typically use our software solutions and services to develop and deploy as well as to integrate applications that are critical to their businesses. Our sales efforts involve educating our customers and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions.. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle, which generally ranges from three to twelve months, can be further extended for sales made through third party distributors. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

If we fail to attract and retain highly skilled IT professionals, we may not have the necessary resources to properly staff projects and competition for such professionals may adversely affect our business, results of operations and financial condition.

Our success depends largely on the contributions of our employees and our ability to attract and retain qualified personnel, including technology, consulting, engineering, marketing and management professionals and upon our ability to attract and retain qualified computer professionals to serve as temporary IT personnel. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages is intense.  We compete for technical personnel with other providers of technical IT consulting and outsourcing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and, to a lesser extent, temporary personnel agencies, and competition may be amplified by evolving restrictions on immigration, travel, or availability of visas for skilled technology workers. A shortage of, and significant competition for software professionals with the skills and experience necessary to perform the required services, may require us to forego projects for lack of resources and may adversely affect our business, results of operations and financial condition. In addition, our ability to maintain and renew existing engagements and obtain new business for our contract IT professional services operations depends, in large part, on our ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and customer preferences. Demand for qualified professionals conversant with certain technologies may exceed supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect our profit margins

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeat software and service revenues from our base of existing customers. Two of our customers accounted for 18.2% and 15.8% of our revenues in the years ended December 31, 2018 and 2019, respectively and five of our customers accounted for 25.9% and 23.3% of our revenues in the years ended December 31, 2018 and 2019, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our services. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

We enter from time to time into firm fixed-price contracts where our delivery requirements sometimes span more than one year. If our initial cost estimates are incorrect, it may cause losses on these contracts. Because many of these contracts involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results.

Similarly, delays in implementation projects (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.

For non-fixed price contracts, we generally provide our customers with up-front estimates regarding the duration, budget and costs associated with the implementation of our services. However, we may not meet those upfront estimates and/or the expectations of our customers, which could lead to a dispute with a client.

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

We compete with other companies in the areas of application development platforms, business integration and business process management, or BPM, tools, and in the applications, mobile solutions, vertical solutions and professional services markets in which we operate. The growth of the cloud computing market has increased the competition in these areas. We expect that such competition will continue to increase in the future with respect to our technology, applications and professional services that we currently offer and applications, and with respect to our services that we and other vendors are developing. Increased competition, direct and indirect, could adversely affect our business, financial condition and results of operations.

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

Other unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economic challenges may develop, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries, and new and/or increased tariffs have subjected, and may in the future subject, us to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. While the U.S. and China recently signed a “phase one” trade deal on January 15, 2020 to reduce planned increases to tariffs, concerns over the stability of bilateral trade relations remain. In addition, the UK’s exit from the European Union on January 31, 2020, known as Brexit, and the ongoing negotiations of the future trading relationship between the UK and the European Union during the transition period set to end December 31, 2020 have yet to provide clarity on what the outcome will be for the UK or Europe. Changes related to Brexit could subject us to heightened risks in that region, including disruptions to trade and free movement of goods, services and people to and from the UK, disruptions to the workforce of our business partners, increased foreign exchange volatility with respect to the British pound and additional legal, political and economic uncertainty. If these actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken, our business, operating results and financial condition may be adversely affected.

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

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending for political or economic reasons (such as in the case of COVID-19) may reduce our revenues and profitability. In addition, the government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from approximately $88 million as of December 31, 2014 to $169 million as of December 31, 2019 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,181 as of December 31, 2014 to 2,642 as of December 31, 2019 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

●	Recruiting, training and retaining skilled technical, marketing and management personnel;

●	Maintaining high quality standards;

●	Preserving our corporate culture, values and entrepreneurial environment;

●	Developing and improving our internal administrative infrastructure, particularly our financial, operational, communications and other internal controls; and

●	Maintaining high levels of customer satisfaction;

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

We have experienced, and in the future may continue to experience, significant fluctuations in our quarterly results of operations. Factors that may contribute to fluctuations in our quarterly results of operations include:

●	The size and timing of orders;

●	The high level of competition that we encounter;

●	The timing of our products introductions or enhancements or those of our competitors or of providers of complementary products;

●	Market acceptance of our new products, applications and services;

●	The purchasing patterns and budget cycles of our customers and end-users;

●	The mix of product sales;

●	Fluctuations in currency exchange rates;

●	General economic conditions; and

●	The integration of newly acquired businesses.

Our customers ordinarily require the delivery of our license software solutions promptly after we accept their orders. With the exception of contracts for services and packaged software solution projects, which normally would extend between nine to eighteen months, we usually do not have a backlog of orders for our products. Consequently, revenues from our products in any quarter depend on orders received and products provided by us and accepted by the customers in that quarter. A deferral in the placement and acceptance of any large order from one quarter to another or from one year to another could adversely affect our results of operations for the respective quarter or year. Our customers sometimes require an acceptance test for services and packaged software solutions projects we provide and as a result, we may have a significant backlog of orders arising from those services and projects. Our revenues from services depend on orders received and services provided by us and accepted by our customers in that quarter. If sales in any quarter or year do not increase correspondingly or if we do not reduce our expenses in response to level or declining revenues in a timely fashion, our financial results for that period may be adversely affected. For these reasons, quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and you should not rely on the results of our operations in any particular quarter as an indication of future performance.

We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

We sell our products and packaged software solutions through our own direct sales representatives and offices, as well as through third parties that in the case of our development platforms (Magic xpa, AppBuilder and Magic SmartUX) use our technology to develop and sell solutions to their customers (ISVs) and through system integrators. The ISVs then sell the applications they develop on the Magic xpa, AppBuilder or Magic SmartUX application platforms to end-users. In some regions, especially in Asia and Asia-Pacific, Central and Eastern Europe, Spain, Italy, South America, Africa and a few countries in the Mediterranean area, we also sell our products and packaged software solutions through a broad distribution and sales network, including independent regional distributers. We are dependent upon the acceptance of our products by our ISVs and independent distributors and their active marketing and sales efforts. Typically, our arrangements with our independent distributors do not require them to purchase specified amounts of products or prevent them from selling competitive products. Our ISVs may stop using our technology to develop and sell solutions to end-users. Similarly, our independent distributors may not continue, or may not give a high priority to, marketing and supporting our products. Our results of operations could be adversely affected by a decline in the number of ISVs utilizing our technology and by changes in the financial condition, business, marketing strategies, local and global economic conditions, or results of our independent distributors. If any of our distribution relationships are terminated, we may not be successful in replacing them on a timely basis, or at all. In addition, we will need to develop new sales channels for new products, and we may not succeed in doing so. Any changes in our distribution and sales channels, or our inability to establish effective distribution and sales channels for new markets, could adversely impact our ability to sell our products and result in a loss of revenues and profits.

Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from IT professional and outsourcing services. Our software licenses revenues also include the sale of third-party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third-party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

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

While our principal executive offices are located in Israel, 64%, 63% and 62% of our sales in the years ended December 31, 2017, 2018 and 2019, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Compliance with a wide variety of foreign regulatory standards;

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	Import and export license requirements, tariffs, taxes and other trade barriers;

●	Political, social and economic instability abroad, terrorist attacks and security concerns in general. For example, our operations in India may be adversely affected by future political and other events in the region;

●	Trade restrictions;

●	Changes in tariffs;

●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

●	Increased financial accounting and reporting requirements and complexities;

●	Weaker protection of intellectual property rights in some countries;

●	Greater difficulty in safeguarding intellectual property;

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	The need to localize our products and licensing programs for international customers;

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

●	The burden of complying with a wide variety of foreign laws and legal standards;

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings; and

●	Multiple and possibly overlapping tax regimes.

As we continue to expand our business globally, our success will depend, largely, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Our international operations expose us to risks associated with fluctuations in currency exchange rates that could adversely affect our business.

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2017, 2018 and 2019, approximately 52%, 52% and 51% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

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

Many jurisdictions continue to consider the need for greater regulation or reform to the existing regulatory framework. In the U.S., all 50 states have now passed laws to regulate the actions that a business must take in the event of a data breach, such as prompt disclosure and notification to affected users and regulatory authorities. In addition to the data breach notification laws, some states have also enacted statutes and rules requiring businesses to reasonably protect certain types of personal information they hold or to otherwise comply with certain specified data security requirements for personal information. The U.S. federal and state governments will likely continue to consider the need for greater regulation aimed at restricting certain uses of personal data for targeted advertising. Additionally, California recently enacted the California Consumer Privacy Act, or CCPA, it creates new individual privacy rights for consumers (as that word is broadly defined in the law) and places increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA, which went into effect on January 1, 2020, requires covered companies to provide new disclosures to California consumers, and provides such consumers new ways to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the U.S., which could increase our potential liability and adversely affect our business.

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR took effect on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these new standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

In China, the PRC Cybersecurity Law, which became effective in June 2017, leaves substantial uncertainty as to the circumstances and standard under which the law would apply and violations would be found.

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

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to claims against us.

The quality of our solutions, including new, modified or enhanced versions thereof, is critical to our success. Since our software solutions are complex, they may contain errors that cannot be detected at any point in their testing phase. While we continually test our solutions for errors or defects and work with customers to identify and correct them, errors in our technology may be found in the future. Testing for errors or defects is complicated because it is difficult to simulate the breadth of operating systems, user applications and computing environments that our customers use, and our solutions themselves are increasingly complex. Errors or defects in our technology have resulted in terminated work orders and could result in delayed or lost revenue, diversion of development resources and increased services, termination of work orders, damage to our brand and warranty and insurance costs in the future. In addition, time-consuming implementations may also increase the number of services personnel we must allocate to each customer, thereby increasing our costs and adversely affecting our business, results of operations and financial condition.

In addition, since our customers rely on our solutions to operate, monitor and improve the performance of their business processes, they are sensitive to potential disruptions that may be caused by the use of, or any defects in, our software. As a result, we may be subject to claims for damages related to software errors in the future. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. Regardless of whether we prevail, diversion of key employees’ time and attention from our business, the incurrence of substantial expenses and potential damage to our reputation might result. While the terms of our sales contracts typically limit our exposure to potential liability claims and we carry errors and omissions insurance against such claims, there can be no assurance that such insurance will continue to be available on acceptable terms, if at all, or that such insurance will provide us with adequate protection against any such claims. A significant liability claim against us could have a material adverse effect on our business, results of operations and financial position. Our standard license agreement with our customers contains provisions designed to limit our exposure to potential product liability claims that may not be effective or enforceable under the laws of some jurisdictions. In addition, the professional liability insurance that we maintain may not be sufficient against potential claims. Accordingly, we could fail to realize revenues and suffer damage to our reputation as a result of, or in defense of, a substantial claim.

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

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

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

Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

In accordance with industry practice, since we have no registered patents on our software solution technologies, we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology. We believe that due to the dynamic nature of the computer and software industries, copyright protection is less significant than factors such as the knowledge and experience of our management and personnel, the frequency of product enhancements and the timeliness and quality of our support services. We seek to protect the source code of our products as trade secret information and as unpublished copyright works. We also rely on security and copy protection features in our proprietary software. We distribute our products under software license agreements that grant customers a personal, non-transferable license to use our products and contain terms and conditions prohibiting the unauthorized reproduction or transfer of our products. In addition, while we attempt to protect trade secrets and other proprietary information through non-disclosure agreements with employees, consultants and distributors, not all of our employees have signed invention assignment agreements. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be successful. Our failure to protect our rights, or the improper use of our products by others without licensing them from us could have a material adverse effect on our results of operations and financial condition.

Our customers and we rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

We use technology and intellectual property licensed from unaffiliated third-parties in certain of our products, and we may license additional third-party technology and intellectual property in the future. Any errors or defects in this third-party technology and intellectual property could result in errors that could harm our brand and business. In addition, licensed technology and intellectual property may not continue to be available on commercially reasonable terms, or at all. The loss of the right to license and distribute this third-party technology could limit the functionality of our products and might require us to redesign our products.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2019, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

There is relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 45.34% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 22,187,977 or 45.34%, of our outstanding Ordinary Shares as of December 31, 2019. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 25.35% of the outstanding shares of Formula Systems as of December 31, 2019. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns 12.89% of the outstanding shares of Formula Systems, as of December 31, 2019. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.50% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Ordinary Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2019. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2020, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for you if you are a U.S. investor, including having gains realized on the sale of our Ordinary Shares treated as ordinary income, rather than a capital gain, the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. holders, and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10.E. Taxation—U.S. Federal Income Tax Considerations” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

Corporate details

Our legal and commercial name is Magic Software Enterprises Ltd. We were organized and registered in Israel on February 10, 1983 and began operations in 1986. We are a public limited liability company and operate under the provisions of the state of Israel. Our Ordinary Shares have been listed on the NASDAQ Global Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our Ordinary Shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE’s TA-125 Index.

Capital Expenditures and Divestitures since January 1, 2017

In late December 2017, we acquired a 100% equity interest in Futurewave Systems, Inc., a U.S. based full-service provider of consulting and outsourcing solutions for IT personnel, for a total consideration of $3.0 million.

On July 12, 2018, we issued 4,268,293 ordinary shares at a price of $8.20 per share for a total of $34.6 million net of issuance expenses. 3,150,559 of the shares were issued to Israeli institutional investors and 1,117,734 shares were issued to our controlling shareholder, Formula Systems (1985) Ltd.

On February 28, 2019, we acquired a 100% equity interest in OnTarget Group Inc. (“OnTarget”), a U.S. based full-services provider of software development services, for a total consideration of $ 12,456 of which $ 6,000 was paid upon closing and the remaining amount constitutes a contingent payment depending on the future operating results achieved by OnTarget between 2019 and 2022.

On April 1, 2019 we acquired a 100% equity interest in PowWow Inc (“PowWow”), creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise business applications, for a total consideration of $8.4 million, out of which $2 million constitutes a contingent payment depending on the future revenues achieved by PowWow between 2020 and 2023.

On June 30, 2019, we acquired a 100% equity interest in NetEffects Inc (“NetEffects”), a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $ 12,500, of which $ 9,400 was paid upon closing and the remaining $ 3,100 will be paid in three installments following the first, second and third year anniversary.

Our fixed assets capital expenditures for the years ended December 31, 2017, 2018 and 2019 were approximately $1.4 million, $0.9 million and $1.4 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

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

We and our subsidiaries employ approximately 2,642 persons and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSP’s, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms

Throughout our history, we have traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development platform; and the second is our application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. On April 2019, we acquired the SmartUX development platform of PowWow Inc., a leading Low-Code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

Our software technology platforms consist of:

o	Magic xpa Application Platform - a proprietary application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform - a proprietary application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform - a proprietary platform for application integration

o	Magic xpc Integration Platform - hybrid integration platform as a service (iPaaS).

o	Magic SmartUX - a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye - a proprietary high performance, low-code, flexible, hybrid platform for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage.

Our vertical software packages

o	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

o	Hermes Solution – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

o	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

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

In March 2018, following an extension of our partnership with Salesforce, we included new features in our Magic xpi 4.7 to make the integration between Salesforce and other systems even easier. By collaborating with Salesforce, we are significantly expanding our partners’ network and maximizing our service offering to customers around the world, enabling them to better serve their customers via all channels by connecting to back-office ERP and finance applications, and streamlining business processes across numerous applications. We have reached the status of Salesforce Premier ISV partner, showing our high competence expert level, ensuring that all of our customers enterprise software is faultlessly integrated.

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

In December 2018 we achieved Microsoft Gold Competency and have maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program, Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic xpc, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

In May 2020, our CommIT Group, achieved AmazonAWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success. In recent years, Comm-IT has successfully led, developed and produced many SaaS solutions on AWS for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. Comm-IT’s unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Manual coding and application development is a complex and time-consuming process with an end result that is not guaranteed. The process requires constant iteration as bugs are discovered and new features are integrated. In addition, the communication gap and general disconnect between developers and end-users are critical shortcomings of manual coding that results in business applications that are less than ideally designed. Many of these problems can be addressed by low-code and no-code development platforms. The enterprise application development software market consists of several application development sub-segments and includes large dominant players such as IBM, Microsoft, Oracle, Salesforce, HP, CA Technologies and Compuware as well as a large number of highly specialized vendors, with focused capabilities for specific vertical markets. Huge backlogs of enterprise app development work and growing demand for apps coupled with shortage and expense of skilled programmers, is increasingly leading enterprises to turn to low-code/no-code application development platforms that democratize the development process and give business users the ability to develop applications themselves with minimal or no assistance from IT. Through the adoption of business applications, these business users are increasingly looking for ways to automate manual workflows and become more efficient and effective by reallocating their time to solving more complex business problems. Even IT resources and developers are using low-code development tools to increase their development speed and reduce backlog. a growing market for low-code/no-code development platforms.

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to the Low-Code Development Platform Market Research Report published by Prescient & Strategic Intelligence in August 2019, the market for low-code development platforms was valued at $5.6 billion in 2018 and is expected to grow at a 45% compound annual growth rate to $52.3 billion in 2024. Based on Gartner’s, Magic Quadrant for Enterprise Low Code Application Platforms, 8 August 2019, by 2024 low-code application platforms will be responsible for more than 65 percent of all application development activity and three-quarters of large enterprises will be using at least four low-code development tools for both IT application development and citizen development initiatives. Forester, in their Q1 2019 report on low-code platforms expects low-code market to represent $21 billion in spending by 2022. The increasing need of digitalization and maturity of agile DevOps practices are expected to enhance the use of low-code development platform market across the globe. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who has relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi and Magic xpc provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi and Magic xpc, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

The underlying principles and purpose of our technology are to provide:

●	Simplicity – the use of code-free/low code development tools instead of hard coding and multiple programming languages to solve critical and complex challenges;

●	Business focus – the use of pre-compiled business logic and components eliminates repetitive, low level technical and coding tasks;

●	Comprehensiveness – the use of a comprehensive development and deployment platform offers a full end-to-end development, deployment and integration capability;

●	Automation of mundane tasks – to accelerate development and maintenance and reduce risk; and

●	Interoperability – to support business logic across multiple hardware and software platforms, operating systems and geographies.

We offer three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform and Magic xpc iPaaS solution delivers fast and simple integration and orchestration of business processes and applications. We gained over 350 new customers in 2019 operating in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

Magic xpa enables organizations to differentiate themselves from their competition through software-enabled digital transformation. With our platform, organizations can rapidly and easily design, build and implement powerful, enterprise-grade custom applications through our intuitive, visual interface, with little or no coding required. Our Solution ensures that applications developed on our platform can be immediately and natively deployed across a full range of mobile and desktop devices with no additional customization, including desktop web browsers, tablets and mobile phones. We also enable organizations to easily modify and enhance applications and automatically disseminate these updates across device types to ensure that all users benefit from the most up-to-date functionality.

Key benefits of our platform include:

●	Powerful applications to solve critical and complex challenges. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes and business rules. Our heritage provides us with this differentiated understanding of complex processes, and we have incorporated that expertise into our platform to enable the development of powerful applications. Organizations have used our platform to launch new business lines, build large procurement systems, manage retail store layouts, conduct predictive maintenance on field equipment and manage trading platforms, among a range of other use cases.

●	Rapid and simple innovation through our powerful platform. Our platform employs a low-code, intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique applications. Our platform automates the creation of forms, data flows, records, reports and other software elements that would otherwise need to be manually coded or configured. This functionality greatly reduces the iterative development process, allowing for real-time application optimization and ultimately shortening the time from idea to deployment. In turn, organizations can better leverage scarce and costly developer talent to accomplish more digital transformation objectives.

●	Build once, deploy everywhere. Our technology allows developers to build an application once and use it everywhere with the consistency of experience and optimal performance levels that users expect. Applications developed on our platform can be immediately and natively deployed across a full range of mobile and desktop devices with no additional customization, including desktop web browsers, tablets and mobile phones.

●	Deployment flexibility to serve customer needs. Our platform can be installed in any cloud or on-premises, with organizations able to access the same functionality and data sources in all cases. Our flexible deployment model also preserves a seamless path to future cloud deployments for organizations initially choosing on-premises for their most sensitive workloads.

Our approach to digital transformation goes beyond simply enabling organizations to build custom applications fast. We empower decision makers to reimagine their products, services, processes and customer interactions with software by removing much of the complexity and many of the challenges associated with traditional approaches to software development. Because we make application development easy, organizations can build specific and competitively differentiated functionality into applications to deliver enhanced user experiences and streamlined business operations.

In February 2018, we released Magic xpa 3.3 with a more seamless and easier integration with Java, similar to the already existing integration with .NET, making the Magic xpa platform even more robust. Along with that, we provided a new WS provider mechanism, built on Apache Axis2, enhancing our current WCF based capabilities.

In April 2018 and for the third consecutive year, Magic Software’s Magic xpa application development platform gained top market share in license sales in the Japanese market. According to the “Market Research for Next Generation Extra-Rapid Development Tools in 2018” published by MIC Research Institute Ltd., the Magic xpa Application Platform grew 2% achieving a 41% share of the Japanese market.

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

Our heritage as a veteran player in the integration market provides us with a differentiated understanding and ability to automate complex processes, and we have incorporated that expertise into our platform to enable the development of powerful business software. Magic xpi can leverage a complete stack of automation technologies, applying the right automation approach for each specific use case.

Key benefits of our platform include:

●	Business Process Management. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes. This engine enables orchestration of any business workflow.

●	Decision Rules. Appian includes a declarative environment for defining and executing business logic or rules. These rules can be highly complex and can be applied within the Appian platform to many use cases, ranging from automated decision making to user experience personalization.

●	Seamless integration with existing systems and data. In contrast to typical enterprise software, our platform does not require that data reside within it in order to enable robust data analysis and cross-department and cross-application insight. Our platform seamlessly integrates with many of the most popular enterprise software applications and data repositories and can be used within many legacy environments. For example, organizations frequently use our platform to extend the life and enhance the functionality of legacy systems of record, such as those used for enterprise resource planning, human capital management and customer relationship management, by building new applications that enhance the functionality of those systems and by leveraging the data within those systems to further optimize and automate operations.

●	Deployment flexibility to serve customer needs. Our platform can be installed in any cloud or on-premises, with organizations able to access the same functionality and data sources in all cases. Our flexible deployment model also preserves a seamless path to future cloud deployments for organizations initially choosing on-premises for their most sensitive workloads.

In the aggregate, these core capabilities enable Magic to automate and govern end-to-end processes. Magic complements these automation technologies with related features like process reporting, analytics and management, which make it simple for organizations to quickly improve and upgrade their automations as business needs change.

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

In August 2019, we released Magic xpi version 4.11, enabling access to remote connectors residing at another site, without the need for a VPN (aka ‘Local Agent’ capability). In addition, in the beginning of 2020 we released the major released Magic xpi 4.12, which includes 64-bit support for our Run-Time engine as-well as integration with one of the industry’s API management solutions suites. During 2019, we also released additional features pursuant to customer requests.

In 2020, we plan to enhance the above Local Agent capability with more functionality, add additional connectors (e.g., OPC for manufacturing) and invest more resources in the overall product stability. In addition, we plan to continue to expand our product offering with additional features, per customer requests.

Powerful applications to solve critical and complex challenges. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes and business rules. Our heritage as a business process management, or BPM, company provides us with this differentiated understanding of complex processes, and we have incorporated that expertise into our platform to enable the development of powerful applications. Organizations have used our platform to launch new business lines and build large procurement systems.

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

Magic SmartUX

Magic SmartUX, a platform we acquired in April 2019, is a low-code development platform for mobilizing and modernizing enterprise business application designed for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

The Magic SmartUX platform addresses the three biggest challenges enterprises are facing in the road to Digital Transformation:

●	Multi-platform: end client devices are abundant and diverse, we provide an omni-channel solution.

●	Many Systems of Record: over the years enterprise adopted (home grown and third party) solutions that scattered the business flow over many different system, Magic SmartUX enable the enterprise to expose complex business flows to modern technology with now changes and overhead to the existing working applications.

●	Talent Gap: Mobile and integration are the hardest skillsets for IT orgs to find, with the Magic SmartUX platform addressing Citizens Developers, we allow any intern tech savvy individual to deliver complex and robust Mobile business application.

FactoryEye

On May 2019 we launched the releases of FactoryEye, a proprietary high performance, low-code, flexible, hybrid platform built specially for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. We have hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye. The product’s intuitive and user friendly dashboards empowers manufacturers by providing all the analysis they need in order to make faster and smarter decisions based on real time data and analytics. This translates into improved productivity, faster delivery times, and better control over the manufacturing processes, leading to increased customer satisfaction and higher profit margins. FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems.

The addition of FactoryEye to our software portfolio allows us to provide our new and existing manufacturing clients, with a comprehensive Industry 4.0 solution and aligns with our strategy of enhancing our portfolio with enterprise grade technologies. It also complements our recent acquisition of the low code platform SmartUX for cross platform application. Combining acquisitions with ongoing enhancements to core products enables us to further accelerate our growth by becoming a strong player in the digital transformation and Industry 4.0 revolutions.

Since its launch, we made a targeted effort to reach mid-sized manufacturers who are looking to improve the efficiency of their factories. Our goal is to position FactoryEye as a solution that offers more than mere factory floor visibility through IIoT connectivity, while remaining more cost effective and customizable than offerings from “Tier 1” companies. To that end, We have created a new website for FactoryEye which will launch by the end of the first half of 2020, as well as blogs, whitepapers, e-books and email campaigns to spread awareness of this new offering and benefits for mid-sized manufacturers.

In addition, we continue to market our application and integration products. These products continue to provide value and convenience for our customers as low code options to integrate their disparate systems.

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

The following is a sample of the monetization solutions offered by FTS:

●	End-to-end, turnkey billing and customer care solutions;

●	Convergent, online charging and billing;

●	Policy control and charging;

●	MVNO/E billing;

●	Billing for content;

●	Interconnect billing;

●	M2M / IoT billing;

●	Broadband and multi-play billing;

●	Mobile money solutions;

●	E-commerce and M-commerce solutions;

●	Payments and mobile payments solutions;

●	Smart revenue sharing and partner management solutions; and

●	Billing service bureau.

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

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi Magic xpc, SmartUX and FactoryEye projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Comm-IT Group, Infinigy Solutions LLC., Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Software sales	$28,084	$25,454	$21,644
Maintenance and technical support	30,996	30,951	30,386
Consulting services	266,550	227,970	206,110
Total revenues	$325,630	$284,375	$258,140

	Year ended December 31,
	2019	2018	2017
	(in thousands)
Israel	$124,523	$103,850	$91,917
Europe	25,788	28,257	26,635
United States.	158,095	137,066	123,113
Japan	12,499	9,797	9,253
Other	4,725	5,405	7,222
Total revenues	$325,630	$284,375	$258,140

Our Magic xpa, Magic xpi, Magic xpc, Magic SmartUX, FactoryEye, and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple customers, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following:

ABB Group

Able B.V.

ADD

Adidas Canada

Adecco Nederland

Agricultural Bank of China

Allstate Life Insurance

ATLAS Grupo Financiero

Seguros y Fianzas

Auchan

AutoScout24

Axesor Powers

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

Direct Sales. For Magic xpa and AppBuilder, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi, FacrotyEye and Magic xpc are mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2019, we employed approximately 158 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

Global Marketing Activities. We carry out a wide range of marketing activities aimed at generating awareness of our solutions offerings and to promote sales. Among our activities, we focus both on both outbound and inbound marketing, including a content-rich website available in eight foreign languages, social networks communication, search engine optimization, on-line advertising, lead generation campaigns, public relations, case studies, blogs, industry analyst relations, attendance at conferences and trade shows and lead generation campaigns around key professional white papers and webinars. We conduct distributor and user conferences to update our worldwide affiliates and user base on our new product offerings, marketing and promotional activities, pricing, best practices, technical information and other information.

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

We use the Salesforce.com CRM platform and the Hubsopt marketing automation tool globally to connect all our lead generation campaigns with our sales pipeline management. We have aligned all our local offices to work according to the same global sales and marketing processes. We have also used our own Magic xpi Integration Platform to automate processes between our Salesforce and SAP systems to increase efficiency.

Competition

The markets for our Enterprise Mobility Solution, and Magic xpa and Magic xpi platforms are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions, mergers and acquisitions, and rapidly changing customer requirements. These markets are therefore highly competitive, and we expect competition to continue to intensify. The growth of the cloud adoption and mobile markets increases the competition in these areas. We constantly follow and analyze the market trends and our competitors in order to effectively compete in these markets and avoid losing market share to our direct competitors and other players.

With Magic xpa, we compete in the low-code application platform, SOA architecture and enterprise mobility markets.  Among our current competitors are OutSystems, Appien, Mendix, Kony, Microsoft, and Pegasystems. With Magic xpi, we compete in the integration platform market. Among our current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell–Boomi, Scribe and Software AG.

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

As our market grows, we expect that it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in our market include:

●	platform features, reliability, performance and effectiveness;

●	ease of use and speed;

●	platform extensibility and ability to integrate with other technology infrastructures;

●	deployment flexibility;

●	robustness of professional services and customer support;

●	price and total cost of ownership;

●	strength of platform security and adherence to industry standards and certifications; and

●	strength of sales and marketing efforts.

We believe we generally compete favorably with our competitors with respect to the features, security and performance of our platform, the ease of integration of our applications and the relatively low total cost of ownership of our applications. However, many of our competitors have substantially greater financial, technical and other resources, greater name recognition, larger sales and marketing budgets, broader distribution, more diversified product lines and larger and more mature intellectual property portfolios.

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

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2019:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V.	Netherlands	100%
Magic Benelux B.V.	Netherlands	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	80%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	60%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	70%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc	Georgia	100%
Infinigy Solutions LLC.	Georgia	70%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	99.9%
Skysoft Solutions Ltd.	Israel	75%
Futurewave Systems, Inc.	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc.	Missouri	100%
PowWow Inc.	California	100%
BA Microwaves Ltd.	Israel	56.67%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 23,841 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. We paid $0.4 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in April 2020.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $3.0 million in the year ended December 31, 2019.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 40 active wholly-owned subsidiaries in the United States, Israel Europe, Asia and South Africa. Of such subsidiaries, 21 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 19 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

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

Key Factors Affecting our Business

Our operations and the operating metrics discussed below have been and will likely continue to be affected by certain key factors as well as certain historical events and actions. The key factors affecting our business and results of operations include among others, dependence on a limited number of core product families, selected vertical software solutions and services, competition, ability to realize benefits from business acquisitions, dependence on a key customer for a significant percentage of our revenues and changes in the mix of revenues generated by different revenue elements affect our gross margins and profitability. For further discussion of the factors affecting our results of operations, see “Risk Factors.”

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi, Magic xpc, Magic SmartUX and AppBuilder brands and from related professional services, software maintenance and technical support as well as from packaged software solutions in several business verticals (mainly human recourses, cargo handling, patient medical records and billing), and from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our two largest customers accounted for 18.2% and 15.8% of our revenues in the years ended December 31, 2018 and 2019, respectively and our five largest customers accounted for 25.9% and 23.3% of our revenues in the years ended December 31, 2018 and 2019, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a contract until December 31, 2027, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

Revenue Mix

We derive our revenues from the sale of proprietary and third-party software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was primarily affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our proprietary software licenses, related professional services, maintenance and technical support have higher gross margins than our revenues from third party software licenses and IT professional and outsourcing services. Any increase in the portion of third-party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

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

If we acquire another business, we may face difficulties, including:

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

The following table sets forth for the periods indicated, (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2019	2018	2017	2016	2015
New Israeli Shekel	(7.8)%	8.1%	(9.8)%	(1.5)%	(0.3)%
Euro	2.0%	4.6%	(12.2)%	3.5%	(10.4)%
Japanese Yen	(1.2)%	(2.4)%	(3.8)%	(2.8)%	(0.8)%
British Pound	(3.1)%	5.6%	(9)%	20.6%	(4.9)%
Israeli Consumer Price Index	0.6%	0.8%	0.4%	(0.2)%	(1.0)%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2017, 2018 and 2019.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2017
Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184
Operating income (loss)	$13,451	$16,482	$(3,977)	$25,956
Depreciation, amortization and stock-based compensation expenses	9,242	4,100	347	13,689
Capitalized software development costs	(3,771)	-	-	(3,771)
EBITDA	$18,922	$20,582	$(3,630)	$35,874

2018
Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677
Operating income (loss)	$17,430	$19,058	$(4,790)	$31,698
Depreciation, amortization and stock-based compensation expenses	8,727	3,611	420	12,758
Capitalized software development costs	(3,666)	-	-	(3,666)
EBITDA	$22,491	$22,669	$(4,370)	$40,790

2019
Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978
Operating income (loss)	$14,315	$22,648	$(3,311)	$33,652
Depreciation, amortization and stock-based compensation expenses	8,799	5,059	241	14,099
Capitalized software development costs	(4,143)	-	-	(4,143)
EBITDA	$19,383	$28,330	$(2,903)	$44,823

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
Gross research and development costs	$12,382	$9,362	$10,713
Less capitalized software development costs	(4,143)	(3,666)	(3,771)
Research and development expenses, net	$8,239	$5,696	$6,942

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

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and impact of foreign currency exchange rates fluctuations.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2019	2018	2017
Revenues:
Software	8.6%	9.0%	8.4%
Maintenance and technical support	9.5	10.8	11.8
Consulting services	81.9	80.2	79.8
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	3.1	3.5	3.7
Maintenance and technical support	1.3	1.4	1.5
Consulting services	64.2	63.9	62.7
Total cost of revenues	68.6	68.8	67.9
Gross profit	31.4	31.2	32.1
Operating costs and expenses:
Research and development, net	2.5	2.0	2.7
Selling and marketing,	9.4	9.6	10.6
General and administrative	9.2	8.5	8.8
Total operating expenses, net	21.1	20.1	22.1
Operating income	10.3	11.1	10.1
Financial income (expenses), net	(0.3)	0.1	(0.7)
Income before taxes on income	10.0	11.2	9.4
Tax on income	(2.1)	(2.5)	(2.5)
Net income attributable to redeemable non-controlling interests	(1.0)	(1.2)	(0.6)
Net income attributable to non-controlling interests	(0.7)	(0.5)	(0.4)
Net income attributable to Magic’s shareholders	6.2	7.0	6.0

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Revenues. Revenues in 2019 increased by 15% from $284.4 million in 2018 to $325.6 million in 2019.

Revenues from the software services business segment increased by 6%, from $81.3 million in 2018 to $86.1 million in 2019.

Revenues from the IT professional services business segment increased by 18% from $203.0 million in 2018 to $239.5 million in 2019, primarily attributable to the inclusion of OnTarget and NetEffects revenues after their acquisition.

Revenues from sales of proprietary technology software licenses decreased by 3% from $17.0 million in 2018 to $16.4 million in 2019.

Revenues from sales of proprietary packaged and third party software solutions increased by 37% from $8.5 million in 2018 to $11.6 million in 2019, primarily attributable to strong demand for our Hermes Air Cargo Management System and for our Magic xpi and FactoryEye integration platforms.

Revenues from maintenance and technical support remained stagnant at $31.0 million in 2019 compared to 2018.

Revenues from IT consulting services increased by 17% from $228.0 million in 2018 to $266.6 million in 2019. The increase was primarily attributable to the inclusion of OnTarget and NetEffects revenues after their acquisition.

The following table summarizes our revenues by geographical market for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2019	2018
	(U.S. dollars in thousands)
United States	$158,095	$137,066
Israel	124,523	103,850
Europe	25,788	28,257
Japan	12,499	9,797
Other	4,725	5,405
Total revenues	$325,630	$284,375

Cost of Revenues. Cost of revenues increased by 14% from $195.6 million in 2018 to $223.5 million in 2019.

Cost of revenues for software increased by 3% from $10.0 million in 2018 to $10.2 million in 2019.

Cost of revenues for maintenance and technical support increased by 1% from $4.1 million in 2018 to $4.2 million in 2019.

Cost of revenues for IT consulting services increased by 15% from $181.5 million in 2018 to $209.1 million in 2019. The increase in cost of revenues for IT consulting services is consistent with the increase in revenues from the same segment. Cost of revenues for the years ended December 31, 2018 and 2019 include $2,000 and $0, respectively, of stock-based compensation recorded under ASC 718.

Gross Margin. Gross margin remained stagnant at 31% in 2019 compared to 2018.

Research and Development Expenses, Net. Gross research and development costs increased by 32% from $9.4 million in 2018 to $12.3 million in 2019. Net research and development costs increased by 45% from $5.7 million in 2018 to $8.2 million in 2019. In 2019, we capitalized $4.1 million of software development costs compared to $3.7 million in 2018. Net research and development costs as a percentage of revenues was 2.5% in 2019 compared to 2.0% in 2018. Gross (net) research and development costs as a percentage of revenues of our software services business segment was approximately 14% (10%) in 2019 compared to approximately 12% (7%) in 2018. The increase in our absolute gross and net research and development costs in 2019 is primarily due to our investments in Magic SmartUX, Magic xpi and FactoryEye. Research and development costs for the years ended December 31, 2018 and 2019 include $4,000 and $0, respectively, of stock-based compensation recorded under ASC 718.

Selling and Marketing Expenses. Selling and marketing expenses increased by 12% from $27.2 million in 2018 to $30.5 million in 2019. Selling and marketing expenses as a percentage of revenues remained relatively stable at 9.6% in 2018 versus 9.4% in 2019. Selling and marketing expenses for the years ended December 31, 2018 and 2019 include $4,000 and $74,000, respectively, of stock-based compensation recorded under ASC 718.

General and Administrative Expenses. General and administrative expenses increased by 23% from $24.2 million in 2018 to $29.8 million in 2019. General and administrative expenses as a percentage of revenues increased from 8.5% in 2018 to 9.1% in 2019. The increase in general and administrative expenses is primarily attributable to the inclusion of OnTarget and NetEffects result of operation commencing on their acquisition date. General and administrative expenses for the year ended December 31, 2018 includes $184,000 of stock-based compensation recorded under ASC 718.

Financial Expenses, Net. We recorded net financial income of $0.1 million in 2018 and net financial expenses of $1.2 million in 2019. The change in net financial expenses (income) between 2018 and 2019 was primarily attributable to the revaluation of the NIS in relation to the U.S. dollar on our NIS denominated debt to financial institution.

Taxes on Income. We recorded taxes on income of $7.1 million in 2018 compared to $6.9 million in 2019.

Net Income Attributable to Our Shareholders. Our net income increased from $19.9 million in 2018 to $20.3 million in 2019, primarily attributable to (i) an increase in gross profit of $13.3 million, (ii) a decrease in net income attributable to redeemable non-controlling interests of $0.3 million, and (iii) a decrease in taxes on income of $0.2 million, which was offset by (i) an increase in operating costs of $11.4 million, (ii) an increase in financial expenses, net of $1.3 million, and (iii) an increase in net income attributable to non-controlling interests of $0.7 million.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

Please see Item 5A of our Form 20-F for the Year ended December 31, 2018 filed on April 30, 2019 for this comparison.

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

In November 2016, we obtained a NIS 120 million loan linked to the New Israel Shekel from an Israeli financial institution. We intended to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances (in any event for not less than NIS 5.0 million and thereon for amounts which are a multiple of NIS 5.0 million), is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $100 million (one hundred million U.S. Dollars) at all times;.

b.	Our cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars);

c.	The ratio of our total financial debts to total assets will not exceed 50%;

d.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

e.	Cross default, including following an immediate repayment initiated in relation to other financial indebtedness in an amount that exceeds $5 million;

f.	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

g.	If there is a change in control without consent of the lender (a change of control is deemed to occur if Formula ceases to be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 30% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

h.	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

i.	There has been a material adverse change in the business of our company compared to the position of our company shortly before the issuance of the loan and there is a material concern that we will not be able to pay our obligations under the loan agreement on time; and

j.	Failure to comply with the negative pledge covenant.

To date, we are in full compliance with the financial covenants of the loan.

On July 12, 2018, we issued 4,268,293 ordinary shares at a price of $8.20 per share for a total of $34.6 million net of issuance expenses. The shares were issued to Israeli institutional investors and to our controlling shareholder, Formula Systems (1985) Ltd.

As of December 31, 2019, we had $95.5 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $138.2 million and long term debts to banks and others of approximately $15.5 million compared to $113.9 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of $158.3 million and long term debts to banks and others of $19.4 million, as of December 31, 2018.

As of December 31, 2018 and 2019, our long-term and short-term debt amounted to $28.0 million and $22.6 million, respectively and our redeemable non-controlling interests as of December 31, 2018 and 2019 amounted to $27.2 million and $21.9 million, respectively.

Based on our current operating forecast, we believe that our cash and cash equivalents (including available-for-sale marketable securities and existing working capital), will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. We assume that our cash provided by operating activities may fluctuate in future periods as a result of a number of factors, including fluctuations in our operating results, accounts receivable collections, payments of loans and the timing and amount of tax and other payments.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2019	2018	2017
	(U.S. dollars in thousands)
Net income from operations	$25,598	$24,776	$17,914
Adjustments to reconcile net income to net cash provided by operating activities:	20,350	(726)	7,594
Net cash provided by operating activities	45,948	24,050	25,508
Net cash used in investing activities	(15,440)	(19,554)	(7,316)
Net cash provided by (used in) financing activities	(36,980)	8,426	(19,414)
Effect of exchange rate changes on cash and cash equivalents	1,261	(1,872)	1,984
Increase (decrease) in cash and cash equivalents from operations	(5,211)	11,050	762

Net cash provided by operating activities was $45.9 million for the year ended December 31, 2019, compared to $24.1 million and $25.5 million for the years ended December 31, 2018 and 2017, respectively.

Net cash provided by operations in 2019 consisted primarily of $25.6 million of net income adjusted for non-cash activities, including $14.0 million of depreciation and amortization expenses, $0.1 million of stock compensation expenses, a $6.5 million decrease in trade receivables, net, a $9.6 million decrease in other long term and short term accounts receivable and prepaid expenses, a $0.1 million of amortization of marketable securities premium, a $2.9 million increase in deferred revenues, and a $1.9 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar, offset by a $1.9 million change in deferred taxes, net, a $5.3 million decrease in trade payables, and a $7.7 million decrease in accrued expenses and other accounts payable.

Net cash provided by operations in 2018 consisted primarily of $24.8 million of net income adjusted for non-cash activities, including $12.6 million of depreciation and amortization expenses, $0.2 million of stock compensation expenses, a $2.2 million increase in trade payables, a $0.2 million of amortization of marketable securities premium, a $1.8 million increase in accrued expenses and other accounts payable, a $0.4 million decrease in deferred revenues, and a $2.1 million decrease in value of loans which are denominated in NIS as a result of the devaluation of the NIS in relation to the U.S. dollar, offset by a $0.5 million change in deferred taxes, net, a $4.4 million increase in in other long term and short term accounts receivable and prepaid expenses, and a $11.4 million increase in trade receivables, net.

Net cash provided by operations in 2017 consisted primarily of $17.9 million of net income adjusted for non-cash activities, including $13.6 million of depreciation and amortization expenses, a $0.1 million of stock compensation expenses, a $3.6 million increase in trade payables, a $0.2 million of amortization of marketable securities premium, a $4.4 million increase in accrued expenses and other accounts payable, a $1.2 million increase in deferred revenues, and a $3.2 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar, offset by a $1.1 million change in deferred taxes, net, a $1.8 million increase in in other long term and short term accounts receivable and prepaid expenses, and a $15.8 million increase in trade receivables, net.

Net cash used in investing activities was approximately $15.4 million for the year ended December 31, 2019, compared to net cash used in investing activities of approximately $19.6 million for the year ended December 31, 2018 and net cash used in investing activities of approximately $7.3 million for the year ended December 31, 2017.

Net cash used in investing activities in 2019 is primarily attributable to $10.0 million investment in short-term bank deposits, $0.7 investment in long-term bank deposits, $22.6 million used in business combinations, $1.4 million used to purchase property and equipment and $4.1 million of capitalized software development costs, offset by $3.4 million provided by proceeds from maturity of marketable securities.

Net cash used in investing activities in 2018 is primarily attributable to $16.9 million investment in short-term bank deposits, $0.9 investment in long-term bank deposits, $1.2 million used in business combinations, $0.9 million used to purchase property and equipment and $3.7 million of capitalized software development costs, offset by $4 million provided by proceeds from maturity of marketable securities.

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

Net cash used in financing activities was approximately $37.0 million for the year ended December 31, 2019, primarily attributable to dividend distributions of $15.0 million, dividends paid to non-controlling interests of $0.5 million, dividends paid to redeemable non-controlling interests of $3.4 million, purchase of redeemable non-controlling interests of $5.6 million, and repayment of short-term and long-term loans of $13.6 million, which were offset by issuance of $0.1 million of ordinary shares, $0.1 million received from the exercise of employee options, and short-term and long-term loans received of $0.9 million.

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

Net cash used in financing activities was approximately $19.4 million for the year ended December 31, 2017, primarily attributable to dividend distributions of $9.4 million, dividend paid to non-controlling and redeemable non-controlling interests of $5.9 million, repayment of long-term loans of $8.2 million and $5.1 million used in business combinations, offset by a $8.5 million long-term loan received and $0.6 million received from the exercise of employee options.

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

Revenue Recognition

We implemented the provisions of Accounting Standards Codification (“ASC”) Topic 606,  Revenue from Contracts with Customers (“ASC 606”). See Note 19 to our financial statements included in this annual report for further disclosures required under ASC 606.

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

Certain of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct.

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software services to the customer, either at a point in time or over time. We recognize our revenues from software sales at a point in time upon delivery of a software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the we generally account for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. We recognize revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2017, 2018 and 2019, no material estimated losses were identified. In addition, we provide professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

Our revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

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

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. We capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. We generally expense sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commission which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2019, no costs were capitalized.

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

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2017, 2018 and 2019, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2017, 2018 and 2019 we recorded $0.3 million, $(0.1) million and $0.3 million, with respect to changes in the fair value of contingent consideration liability, respectively.

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2019, we operate in four reporting units within its operating segments.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2017, 2018 and 2019 and did not identify any impairment losses. See Note 9 to our financial statements included in this annual report for further disclosures required under ASC 350.

Impairment of long-lived assets, right of use assets and intangible assets subject to amortization

We review our long-lived assets to be held or used, including right of use assets and intangible assets that are subject to amortization long-lived assets for impairment in accordance with ASC 360, “Property, Plant and Equipment,” or ASC 360, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

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

During the years ended December 31, 2017, 2018 and 2019, no impairment indicators were identified.

Marketable Securities

We account for all our investments in marketable securities in accordance with ASC 320 “Investments – Debt and Equity Securities,” or ASC 320. Our marketable securities consist solely of debt securities which are designated as available-for-sale and are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in financial income, net, together with accretion (amortization) of discount (premium), and interest or dividends. Other debt securities are held as trading securities and are measured at fair value through profit or loss.

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

We did not record any impairment in the value of marketable securities during the years ended December 31, 2017, 2018 and 2019.

Stock-based Compensation

We account for stock-based compensation in accordance with ASC 718 “Compensation – Stock Compensation,” or ASC 718 which requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model. The Binomial model for option pricing requires a number of assumptions such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

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

During the years ended December 31, 2017, 2018 and 2019, we recognized stock-based compensation expense related to employee stock options in the amount of $0.1 million, $0.2 million, and $0.1 million, respectively

No grants were made to employees or directors in 2017 or in 2019.

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

Non-controlling interests of subsidiaries represent the non-controlling share of the total comprehensive income (loss) of the subsidiaries and fair value of the net assets upon the acquisition of the subsidiaries. The non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Redeemable non-controlling interests are classified as mezzanine equity, separate from permanent equity, on the consolidated balance sheets and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value, in accordance with the requirements of ASC 810 “Consolidation” and ASC 480-10-S99-3A, “Distinguishing Liabilities from Equity.”

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

Level 2 - Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

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

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $12.4 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

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

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2019, 2018 and 2017, we invested $12.3 million, $9.4 million and $10.7 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2019, we employed 212 employees in research and development activities, of which 80 persons were located in Israel, 111 persons in India, 15 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2019 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	over 3 years
Operating lease obligations	$18,464,000	$3,198,000	$4,744,000	$10,522,000
Liabilities due to acquisition activities	14,677,000	3,638,000	11,039,000	-
Severance payments, net*	4,770,000	-	-	-
Uncertainties in income taxes (ASC 740) **	2,175,000	-	-	-
Short and Long term debt	22,619,000	7,077,000	10,582,000	4,960,000
Total contractual obligations	$62,705,000	$13,913,000	$26,365,000	$15,482,000

*	Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

**	Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	52	Chief Executive Officer and Director
Sagi Schliesser (1)	48	External Director
Ron Ettlinger (1)	53	External Director
Naamit Salomon	55	Director
Avi Zakay(1)	41	Director
Asaf Berenstin	42	Chief Financial Officer
Amit Birk	49	Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary
Arik Kilman	67	Chairman, Software Solutions division
Yakov Tsaroya	50	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	46	Chief Executivee Officer of Complete Business Solutions
Arik Faingold	43	President, Integration Solutions division
Yuval Baruch	53	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	68	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	51	Vice President Technology and innovation of Software Solutions division

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein, Avi Zakay and Ms. Naamit Salomon were re-elected as directors at our 2019 annual general meeting of shareholders to serve as directors until our 2020 annual general meeting of shareholders.

Messrs. Sagi Schliesser and Ron Ettlinger are serving as external directors pursuant to the provisions of the Israeli Companies Law for their second three-year terms.

On October 2019, Mr. Udi Ertel, our former President of the Software Solutions division, ceased to serve in such capacity.

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

Yuval Lavi has served as Vice President Technology and Innovation since 2017. Prior to that and from April 2013, Mr. Lavi served as vice president, Corporate Professional Services & Support,.  Mr. Lavi joined our company in 2013,.  Before joining our company, Mr. Lavi served for 18 years as the Chief Technology Officer and joint founder of Kopel Reem Ltd.

Amit Birk has served as our vice president, mergers and acquisitions, general counsel and corporate secretary since May 1999. Since November 2019, Mr Birk also serves as Chief Executive Officer of Unique Software Industries Ltd (a subsidiary of Formula Systems). From 1997 to 1998, Mr. Birk was an associate at Avital Dromi & Co., a leading law firm in Tel Aviv, Israel. Since November 2007, Mr. Birk serves as an external director of BGI Investment (1961) Ltd., an Israeli public company. Mr. Birk holds an LL.B. degree from the University of Sheffield, an M.B.A. degree from Bar-Ilan University and a Practical Engineer degree from ORT College. Mr. Birk is also a certified mediator.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2019.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (15 persons)	$4,316,218	$74,804

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2019. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2019.

2019 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation(2)	All Other Compensation(3)	Total
Arik Kilman, Chairman, Software Group	403,984	320,000	262,508	-	986,492
Yakov Tsaroya, President, Coretech Consulting Group LLC	275,000	535,000	-	9,000	819,000
Arik Faingold, President, Integration Solutions division	345,709	181,672	-	-	527,381
Udi Ertel, President, Software Division	353,486	-	-	-	353,486
Hanan Shahaf, Chief Executive Officer of Roshtov Software Industries Ltd	287,738	-	-	13,340	301,078

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2019, we paid to each of our outside and independent directors an annual fee of $20,005 and a per-meeting attendance fee of $750. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2019, our directors and executive officers as a group, then consisting of 14 persons, held options to purchase an aggregate of 100,000 ordinary shares, at exercise prices ranging from $1.28 to $3.02 per share. Of such options, options to purchase 40,000 ordinary shares expire in 2020 and options to purchase 60,000 ordinary shares expire in 2021. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

External directors serve for a three-year term. However, in accordance with the Israeli Companies Law regulations, external directors of a public company whose shares are traded on the NASDAQ may be appointed for additional periods of three-year each provided that the audit committee and the board of directors have approved that, given the external director’s expertise and contribution to the board and committee meetings, such appointment is for the company’s benefit and provided further that the nomination to additional periods of three-year terms is approved through one of the following mechanisms: (i) the board of directors proposed the nominee and his appointment was approved by the shareholders in the manner required to appoint external directors for their initial term (described above); or (ii) one or more shareholders holding 1% or more of the voting rights proposed the nominee, and the nominee is approved by the majority of the votes actually cast with respect to such proposal and all of the following conditions are met: (a) the majority of votes does not include the votes of the controlling shareholder or votes of shareholders who have a personal interest in approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder and (b) the total votes cast in favor of such proposal by the non-controlling shareholders or those shareholders who do not have a personal interest in the approval of the nomination except for a personal interest that is not as a result of the shareholder’s connections with the controlling shareholder exceed 2% of all the voting power in the company.

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

The role of the internal auditor is to examine, among other things, the compliance of the company’s conduct with applicable law and orderly business practice. Our internal auditor complies with the requirements of the Israeli Companies Law. Alkalay Monarov currently serves as our internal auditor.

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

During the year ended December 31, 2019, we sold approximately $3.0 million of services to affiliated companies of Formula Systems. In 2019, we also purchased from those affiliated companies approximately $0.2 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

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

The current coverage of our directors’ and officers’ liability insurance policy is up to a maximum of $40.0 million both per incident and in the aggregate, plus $10.0 million of Side A DIC coverage for which we paid in 2019 an annual premium of approximately $67,000. We expect that our annual premium in 2020 will increase to approximately $425,500 in 2020.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2019	2018	2017
Israel	1,133	999	921
Asia	186	164	139
North America	1,194	933	861
South Africa	14	14	16
Europe	115	116	115
Total	2,642	2,226	2,052

The following table presents the number of our employees categorized by activity as of December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2019	2018	2017
Technical support and consulting	2,126	1,761	1,615
Research and development	212	198	181
Marketing and sales	158	140	117
Operations and administrations	146	127	139
Total	2,642	2,226	2,052

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of March 31, 2020 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin (3)	76,450	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Amit Birk (4)	129,062	*
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	36,360	*
Yakov Tsaroya(5)	20,000	*
Yuval Lavi	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 48,977,055 Ordinary Shares issued and outstanding as of March 31, 2020.

(3)	Includes 40,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price ranging from $1.69 to $3.02 per share that expire in 2021 at the latest and 36,450 Ordinary Shares.

(4)	Includes 30,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $3.02 per share that expire in 2021 and 99,062 Ordinary Shares.

(5)	Includes 20,000 Ordinary Shares.

Stock-Based Compensation Plans

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2019, an aggregate of 932,500 Ordinary Shares are available for future grants under the Plan.

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

During 2019, options to purchase an aggregate of 78,500 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $2.47 per share and options to purchase 119,767 Ordinary Shares remained outstanding. As of December 31, 2019, our executive officers and directors as a group, consisting of 14 persons, held options to purchase 100,000 Ordinary Shares under the 2007 Plan, having an exercise price ranging from $1.69 to $3.02 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 22,296,354 or 45.52% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 25.60% of the Ordinary Shares of Formula Systems. Guy Bernstein owns 12.89% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been g ranted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.50% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of March 31, 2020 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	22,296,354	45.52%
Harel Insurance (4)	4,564,903	9.32%
Clal Insurance Enterprises Holdings Ltd (5)	4,144,717	8.47%
Yelin Lapidot (6)	2,972,929	6.07%
The Phoenix Holdings Ltd (7)	2,224,827	4.54%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 48,977,055 Ordinary Shares issued and outstanding as of March 31, 2020.

(3)	Asseco owns 25.60% of the outstanding shares of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,296,354 Ordinary Shares held directly by Formula Systems. Guy Bernstein owns 12.89% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,971,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 38.50% of Formula’s outstanding ordinary shares. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on written notification received from Harel Insurance Investments & Financial Services Ltd on March 31, 2020, subsequent to Amendment No.1 to Schedule 13G filed on January 23 2020. Such Ordinary shares are held by members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Harel Insurance Investments & Financial Services Ltd. is an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(5)	Based on Amendment No.2 to Schedule 13G filed on February 10, 2020, by Clal Insurance Enterprises Holdings Ltd. Of the 4,144,717 Ordinary Shares held as of December 31,2019 and reported by such shareholder (i) 127,788 Ordinary Shares are beneficially held for its own account; and (ii) 4,016,929 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Clal Insurance Enterprises Holdings Ltd is an Israeli public company, with a principal business address at 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

(6)	Based on Amendment No.3 to Schedule 13G filed on January 27, 2020. Of the 2,972,929 Ordinary Shares reported by such shareholder as of December 31, 2019, (i) 1,917,929 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and (ii) 1,055,000 Ordinary Shares (representing 2.16% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. The Ordinary Shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. The Ordinary Shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject Ordinary Shares. The address of Yalin is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(7)	Based on Amendment No.3 to Schedule 13G filed on February 18, 2020, by The Phoenix Holdings Ltd. The filing persons are Itshak Sharon (Tshuva), Delek Group Ltd. and The Phoenix Holdings Ltd. The securities are beneficially owned by various direct or indirect, majority or wholly-owned subsidiaries of Phoenix Holdings. The address of Phoenix Holdings is Derech Hashalom 53, Givataim, 53454, Israel.

Significant Changes in the Ownership of Major Shareholders

In July 2018, Formula participated in our private placement (together with other institutional investors) and reported on July 30, 2018 on Schedule 13D/A that it holds 22,080,468 Ordinary Shares reflecting ownership of 45.2%.

In the past three years, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed several Schedules 13G with the SEC reflecting their level of investment in our company. A Schedule 13G filed with the SEC on January 27, 2020, reflected an ownership of 2,972,929, or 6.08% of our Ordinary Shares.

Based on a Schedule 13G filed on January 29, 2019, Harel Insurance Investments & Financial Services Ltd. held 2,728,908 or 5.58% of our Ordinary Shares. Based on written notification received from Harel Insurance Investments & Financial Services Ltd on March 31, 2020, subsequent to Amendment No.1 to Schedule 13G filed filed on January 23, 2020, Harel Insurance Investments & Financial Services Ltd. holds 4,564,903 or 9.32% of our Ordinary Shares.

In January 2018, Clal first filed a Schedule 13G with the SEC reflecting ownership of 2,276,349 or 5.2% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 14, 2019, reflected an increase in ownership to 3,630,149, or 7.43% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 10, 2020, reflected an increase in ownership to 4,144,717, or 8.5% of our Ordinary Shares.

In the past three years, Phoenix Holdings, filed several Schedules 13G with the SEC reflecting their level of investment in our company. As indicated in a Schedule 13G filed with the SEC on February 18, 2020, Phoenix Holdings holds 2,224,827 or 4.5% of our ordinary shares, and as such ceased to be a major shareholder of the Company.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of January 1, 2020, there were 55 record holders, of which 44 record holders holding approximately 96.5% of our Ordinary Shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

We rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses deposed including submission of legal summaries. We are unable to make a reasonably reliable estimate of our chances of successfully defending this lawsuit.

In February 2018, Comm-IT Ltd., a subsidiary of our company, commenced an action against a customer for payment of an overdue amount in the Supreme Court of the State of New York, New York County. This action was settled in 2019 for an immaterial amount, and in October 2019 the parties filed a stipulation of discontinuance with the court.

Dividend Distribution Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual distributable profits each year, subject to any applicable law. On August 2019, our Board of Directors amended our dividend distribution policy, whereas, each year we will distribute a dividend of up to 75% of our annual distributable profit. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend.

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

In August 2018, we declared a cash dividend in the amount of $0.155 per share ($7.6 million in the aggregate) that was paid on September 5, 2018.

In March 2019, we declared a cash dividend in the amount of $0.15 per share ($7.3 million in the aggregate) that was paid on March 25, 2019.

In August 2019, we declared a cash dividend in the amount of $0.156 per share ($7.6 million in the aggregate) that was paid on September 12, 2019.

B.	Significant Changes

On January 1, 2020, we acquired additional 20.05% of its subsidiary, Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of approximately $ 15,000,000, which was paid upon closing. Subsequent to the share purchase, we hold 80.05% of Roshtov.

We and Roshtov hold mutual call and put options respectively for the remaining 19.95% interest in Roshtov.

On April 15, 2020, we acquired an additional 10.17% of our subsidiary Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total cash consideration of approximately $ 3,600,000, of which an amount of $ 3,000,000 was paid upon closing and the remaining will be paid over a period of up to 18 months.

In addition to the cash consideration, we have in place a contingent consideration mechanism according to which an additional amount may be paid in the event of Comblack meeting certain income. If Comblack will not meet these milestones it will be required to pay back part of the cash consideration. Subsequent to the share purchase, we hold an 80.2% stake in the Comblack. Comblack holds a put option in respect to its remaining 19.8% holding.

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

Please refer to Exhibit 2.2 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

Law for the Encouragement of Industry (Taxes), 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969 (the “Industry Encouragement Law”) provides several tax benefits for an “Industrial Company.” Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and is located in Israel or in the “Area,” in accordance with the definition under Section 3A of the Israeli Income Tax Ordinance (New Version) 1961, or the Ordinance. An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain corporate tax benefits, including:

▪	Amortization of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;
▪	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and
▪	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an Approved Enterprise, or AE, a Benefitted Enterprise, or BE, or a Preferred Enterprise, or PFE, or a Preferred Technological Enterprise, or PTE, or a Special Preferred Technological Enterprise, or SPFE is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility in which the investment is made. In order to qualify for these incentives, an AE, BE, PFE, PTE or SPFE is required to comply with the requirements of the Investment Law.

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

Tax benefits under the 2011 Amendment became effective on January 1, 2011

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its PFE (as such terms are defined in the Investment Law) as of January 1, 2011. A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; which has, among other things, PFE status and is controlled and managed from Israel. Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income, or PFI, attributed to its PFE in 2011 and 2012, unless the PFE is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and was increased to 16% and 9%, respectively, in 2014 until 2016. Pursuant to the 2017 Amendment, in 2017 and thereafter, the corporate tax rate for a PFE that is located in a specified development zone was decreased to 7.5%, while the reduced corporate tax rate for other development zones remains 16%. Income derived by a Preferred Company from a Special PFE (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or 5% if the Special PFE is located in a certain development zone. As of January 1, 2017, the definition for Special PFE includes less stringent conditions.

The classification of income generated from the provision of usage rights in know-how or software that were developed in a PFE, as well as royalty income received with respect to such usage, is subject, as PFE income, to the issuance of a pre-ruling from the Israel Tax Authority that stipulates that such income is associated with the productive activity of the PFE in Israel.

Dividends paid out of PFI attributed to a PFE or to a Special PFE are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). From 2017 to 2019, dividends paid out of PFI attributed to a PFE, directly to a foreign parent company, were subject to withholding tax at source at the rate of 5% (temporary provisions).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocable request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an AE, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions; and (ii) the terms and benefits included in any certificate of approval that was granted to an AE, that had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met. We and one of our Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to our industrial activity under the 2011 Amendment.

New Tax benefits under the 2017 Amendment that became effective on January 1, 2017

The 2017 Amendment was enacted as part of the Economic Efficiency Law that was published on December 29, 2016, and is effective as of January 1, 2017. The 2017 Amendment provides new tax benefits for two types of Technology Enterprises, as described below, and is in addition to the other existing tax beneficial programs under the Investment Law.

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone A. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (referred to as IIA).

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special PTE (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the company’s geographic location within Israel. In addition, a Special PTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from IIA. A Special PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least ten years, subject to certain approvals as specified in the Investment Law.

Dividends distributed by a PTE or a Special PTE, paid out of PTI, are generally subject to withholding tax at source at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed from such Israeli company to individuals or a non-Israeli company, withholding tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply). If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more in the Israeli company and other conditions are met, the withholding tax rate will be 4% (or a lower rate under a tax treaty, if applicable, subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate).

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company taxable income in Israel is entitled to a preferred 12% tax rate under the 2017 Amendment.

Tax Benefits for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company’s business and carried out by or on behalf of the company seeking such tax deduction. However, the amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period.

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

Capital gain

Israeli Resident Shareholders

As of January 1, 2012, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares, whether or not listed on a stock exchange, is 25%, unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 30%. However, if such shareholder is considered a Substantial Shareholder (i.e., a person who holds, directly or indirectly, alone or together with another person who collaborates with such person on a permanent basis, 10% or more of any of the company’s “means of control” (including, among other things, the right to receive profits of the company, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 47% in 2018 and thereafter).

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate as of 2018 and thereafter is 23%.

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% or 30%, if generated by an individual. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter).

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

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty. For example, under the U.S.-Israel Tax Treaty, or the U.S-Israel Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition; (ii) the shareholder, if an individual, has been present in Israel for a period or periods of 183 days or more in the aggregate during the applicable taxable year; (iii) the capital gain arising from such sale are attributable to a permanent establishment of the shareholder which is maintained in Israel; (iv) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (v) the capital gain arising from such sale, exchange or disposition is attributed to royalties; or (vi) the shareholder is a U.S. resident (for purposes of the U.S.-Israel Treaty) and is not holding the shares as a capital asset. In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Treaty, a U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S-Israel Treaty does not provide such credit against any U.S. state or local taxes.

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

Taxes applicable to Dividends

Israeli Resident Shareholders

Israeli residents who are individuals are generally subject to Israeli income tax for dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at 25%, or 30% if the recipient of such dividend is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income allocated and accrued during the benefits period of an AE are subject to withholding tax at the rate of 15% (if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period, except with respect to an FIC, in which case the 12 year limit does not apply) or 20% with respect to PFE. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/Beneficiary/ Preferred income).

Israeli resident corporations are generally exempt from Israeli corporate tax for dividends paid on shares of Israeli resident corporations (like our Ordinary Shares). However, dividends distributed from taxable income accrued during the benefits period of an AE are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefits period under the Investment Law or within 12 years after such period.

Non-Israeli Resident Shareholders

Non-Israeli residents (whether individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares, at the rate of 25% or 30% (if the dividend recipient is a Substantial Shareholder at the time of distribution or at any time during the preceding 12-month period) or 15% if the dividend is distributed from income attributed to our AE or BE, or 20% with respect to PFE. Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a Substantial Shareholder or not), and 15% if the dividend is distributed from income attributed to an AE or BE or 20% if the dividend is distributed from income attributed to a PFE, unless a reduced rate is provided under an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority allowing for a reduced tax rate). For example, under the U.S-Israel Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our AE or BE, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend through (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to an AE or BE are subject to a withholding tax rate of 15% for such a U.S. corporation shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met. The aforementioned rates will not apply if the dividend income was generated through a permanent establishment of the U.S. resident which is maintained in Israel. If the dividend is attributable partly to income derived from an AE a BE, or a PFE, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. U.S residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for U.S. federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation. A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel with respect to such income, provided that (i) such income was not generated from business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 649,560 for 2019 (approximately $0.2 million) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Tax Considerations

Subject to the limitations described herein, this discussion summarizes certain U.S. federal income tax consequences of the purchase, ownership and disposition of our Ordinary Shares to a U.S. holder. A U.S. holder is a holder of our Ordinary Shares who is:

●	An individual who is a citizen or resident of the U.S. for U.S. federal income tax purposes

●	A corporation (or another entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any political subdivision thereof, or the District of Columbia

●	An estate, the income of which may be included in gross income for U.S. federal income tax purposes regardless of its source

●	A trust (i) if, in general, a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) an electing trust that was in existence on August 19, 1996 and was treated as a domestic trust on that date

Unless otherwise specifically indicated, this discussion does not consider the U.S. tax consequences to a person that is not a U.S. holder (which we refer to as a non-U.S. holder) and considers only U.S. holders that will own our Ordinary Shares as capital assets (generally, for investment).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, current and proposed Treasury Regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with a retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. holder based on the U.S. holder’s particular circumstances. In particular, this discussion does not address the U.S. federal income tax consequences to U.S. holders who are broker-dealers, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, individual retirement and tax-deferred accounts, certain former citizens or long-term residents of the U.S., tax-exempt organizations, financial institutions, “financial service entities” or who own, directly, indirectly or constructively, 10% or more of the vote or value of the our outstanding shares, U.S. holders holding our Ordinary Shares as part of a hedging, straddle or conversion transaction, U.S. holders whose functional currency is not the U.S. dollar, U.S. holders that acquired our Ordinary Shares upon the exercise of employee stock options or otherwise as compensation, and U.S holders who are persons subject to the alternative minimum tax, who may be subject to special rules not discussed below.

Additionally, the tax treatment of persons who are, or hold our Ordinary Shares through a partnership or other pass-through entity is not considered, nor is the possible application of U.S. federal estate or gift taxes or any aspect of state, local or non-U.S. tax laws.

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

You are advised to consult your tax advisor with respect to the specific U.S. federal, state, local and foreign tax consequences of purchasing, holding or disposing of our Ordinary Shares.

Taxation of Distributions on Ordinary Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” a distribution paid by us with respect to our Ordinary Shares to a U.S. holder will be treated as dividend income to the extent that the distribution does not exceed our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes.

Dividends that are received by U.S. holders that are individuals, estates or trusts generally will be taxed at the rate applicable to long-term capital gains, provided those dividends meet the requirements of “qualified dividend income.” The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8% tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. For this purpose, qualified dividend income generally includes dividends paid by a foreign corporation if certain holding period and other requirements are met and either (a) the stock of the foreign corporation with respect to which the dividends are paid is “readily tradable” on an established securities market in the U.S. (e.g., the NASDAQ Capital Market) or (b) the foreign corporation is eligible for benefits of a comprehensive income tax treaty with the U.S. which includes an information exchange program and is determined to be satisfactory by the U.S. Secretary of the Treasury. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. No dividend received by a U.S. holder will be a qualified dividend (i) if the U.S. holder held the Ordinary Share with respect to which the dividend was paid for less than 61 days during the 121-day period beginning on the date that is 60 days before the ex-dividend date with respect to such dividend, excluding for this purpose, under the rules of Code Section 246(c), any period during which the U.S. holder has an option to sell, is under a contractual obligation to sell, has made (and not closed) a short sale of, is the grantor of a deep-in-the-money or otherwise nonqualified option to buy, or has otherwise diminished its risk of loss by holding other positions with respect to, such Common Share (or substantially identical securities); or (ii) to the extent that the U.S. holder is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in property substantially similar or related to the Ordinary Share with respect to which the dividend is paid. If we were to be a “passive foreign investment company” (as such term is defined in the Code), or PFIC, for any taxable year, dividends paid on our Ordinary Shares in such year or in the following taxable year would not be qualified dividends. See the discussion below regarding our PFIC status under “Tax Consequences if We Are a Passive Foreign Investment Company.” In addition, a non-corporate U.S. holder will be able to take qualified dividend income into account in determining its deductible investment interest (which is generally limited to its net investment income) only if it elects to do so; in such case the dividend income will be taxed at ordinary income rates.

The amount of any distribution which exceeds the amount treated as a dividend will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis in our Ordinary Shares to the extent thereof, and then as capital gain from the deemed disposition of the Ordinary Shares. Corporate holders will not be allowed a deduction for dividends received in respect of the Ordinary Shares.

Distributions of current or accumulated earnings and profits paid in foreign currency to a U.S. holder will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate on the day the distribution is received. A U.S. holder that receives a foreign currency distribution and converts the foreign currency into U.S. dollars subsequent to receipt may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar, which will generally be U.S. source ordinary income or loss.

Taxation of the Disposition of Common Shares

Subject to the discussion below under “Tax Consequences if We Are a Passive Foreign Investment Company,” upon the sale, exchange or other disposition of our Ordinary Shares, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and the U.S. holder’s tax basis in our Ordinary Shares. The gain or loss recognized on the disposition of the Ordinary Shares will be long-term capital gain or loss if the U.S. holder held the Ordinary Shares for more than one year at the time of the disposition and would be eligible for a reduced rate of taxation for certain non-corporate U.S. holders. The maximum long-term capital gains rate is 20% for individuals with annual taxable income that exceeds certain thresholds. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8% tax on net investment income to the extent certain threshold amounts of income are exceeded. See “Tax on Net Investment Income” in this Item below. Capital gain from the sale, exchange or other disposition of Ordinary Shares held for one year or less is short-term capital gain and taxed as ordinary income. Gain or loss recognized by a U.S. holder on a sale, exchange or other disposition of our Ordinary Shares generally will be treated as U.S. source income or loss. The deductibility of capital losses is subject to certain limitations.

A U.S. holder that uses the cash method of accounting calculates the dollar value of the proceeds received on the sale as of the date that the sale settles. However, a U.S. holder that uses the accrual method of accounting is required to calculate the value of the proceeds of the sale as of the trade date and may therefore realize foreign currency gain or loss. A U.S. holder that uses the accrual method may avoid realizing foreign currency gain or loss by electing to use the settlement date to determine the proceeds of sale for purposes of calculating the foreign currency gain or loss. In addition, a U.S. holder that receives foreign currency upon disposition of its Ordinary Shares and converts the foreign currency into dollars after the settlement date or trade date (whichever date the U.S. holder is required to use to calculate the value of the proceeds of sale) may have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the dollar, which will generally be U.S. source ordinary income or loss.

Tax Consequences if We Are a Passive Foreign Investment Company

We would be a passive foreign investment company, or PFIC, for a taxable year if either (1) 75% or more of our gross income in the taxable year is passive income; or (2) the average percentage (by value determined on a quarterly basis) in a taxable year of our assets that produce, or are held for the production of, passive income is at least 50%. Passive income for this purpose generally includes, among other things, certain dividends, interest, royalties, rents and gains from commodities and securities transactions and from the sale or exchange of property that gives rise to passive income. If we own (directly or indirectly) at least 25% by value of the stock of another corporation, we would be treated for purposes of the foregoing tests as owning our proportionate share of the other corporation’s assets and as directly earning our proportionate share of the other corporation’s income. As discussed below, we believe that we were not a PFIC for 2019.

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

Based on an analysis of our assets and income, we believe that we were not a PFIC for 2019. We currently expect that we will not be a PFIC in 2020. The tests for determining PFIC status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC in any future taxable years. U.S. holders who hold our Ordinary Shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made QEF, mark-to-market or certain other special elections. U.S. holders are urged to consult their tax advisors about the PFIC rules, including the consequences to them of making a mark-to-market or QEF election with respect to our Ordinary Shares in the event that we qualify as a PFIC.

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

Tax on Net Investment Income

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

Information Reporting and Backup Withholding

A U.S. holder generally is subject to information reporting and may be subject to backup withholding at a rate of up to 28% with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Ordinary Shares. Backup withholding will not apply with respect to payments made to exempt recipients, including corporations and tax-exempt organizations, or if a U.S. holder provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding or otherwise establishes an exemption. Non-U.S. holders are not subject to information reporting or backup withholding with respect to dividend payments on, or receipt of the proceeds from the disposition of, our Common Shares in the U.S., or by a U.S. payor or U.S. middleman, provided that such non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a holder, or alternatively, the holder may be eligible for a refund of any excess amounts withheld under the backup withholding rules, in either case, provided that the required information is furnished to the IRS.

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

As of December 31, 2019, we had approximately $88.9 million in cash and cash equivalents and short term bank deposits and $6.6 million in marketable securities. Our marketable securities include investments in commercial and government bonds and foreign banks. As of such date our marketable securities portfolio was composed primarily of governmental and commercial bonds bearing average annual interest rates of approximately 2.9%, with average maturities of 0.3 years and maximum maturities of 0.6 years. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. As of December 31, 2019, net unrealized profits in our marketable securities portfolio totaled $1,600 (one thousand and six hundred dollars). We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2019 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.5 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2019 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.2 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2019 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.8 million, $0.4 million and $0.1 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2019 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.7 million, $0.3 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2019, we had $5.5 million of trading securities that are classified as available for sale. Those securities have exposure to equity price risk. The estimated potential loss in fair value resulting from a hypothetical 10% decrease in prices quoted on stock exchanges is approximately $0.5 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2019. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2019, the Company’s disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of NetEffects, Inc. and OnTarget Group, Inc., that were acquired during 2019 and included in our 2019 consolidated financial statements and constituted 3% of total and net assets, as of December 31, 2019 and 10% of revenues for the year then ended.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2019 is provided on page F-3, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2019 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2019	2018
Audit (1)	$355,000	$361,500
Tax and other (2)	$115,000	$201,000
Total	$470,000	$562,500

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

●	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.
●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.
●	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.
●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	2000 Employee Stock Option Plan[4]
4.2	2007 Incentive Compensation Plan[5]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.PRE	XBRL Taxonomy Presentation Linkbase Document
101.CAL	XBRL Taxonomy Calculation Linkbase Document
101.LAB	XBRL Taxonomy Label Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(5)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2019

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MAGIC SOFTWARE ENTERPRISES LTD. (“the Company”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1% and 1% at December 31, 2019 and 2018, respectively, and total revenues of 4%, 3% and 4% for the years ended December 31, 2019, 2018 and 2017, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 14, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

We have served as the Company’s auditor since 1984.

Tel-Aviv, Israel

May 14, 2020

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on Internal Control over Financial Reporting

We have audited MAGIC SOFTWARE ENTERPRISES LTD.’s (“the Company”) internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2019. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of NetEffects, Inc. and OnTarget Group, Inc., that were acquired during 2019 and included in the 2019 consolidated financial statements of the Company and constituted 3% of total and net assets, as of December 31, 2019 and 10% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of NetEffects, Inc. and OnTarget Group, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019 and the related notes and our report dated May 14, 2020 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/Kost Forer Gabbay & Kasierer

KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 14, 2020

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2019	2018
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$81,915	$87,126
Short-term bank deposits	6,996	16,881
Marketable securities	6,600	9,913
Trade receivables (net of allowance for doubtful accounts of $ 3,810 and $ 2,992 at December 31, 2019 and 2018, respectively)	96,694	90,274
Other accounts receivable and prepaid expenses	12,845	7,029

Total current assets	205,050	211,223

LONG-TERM ASSETS:
Severance pay fund	4,013	3,284
Deferred tax asset	2,188	1,858
Operating lease right-of-use assets	14,956	-
Other long-term receivables	5,879	6,363

PROPERTY AND EQUIPMENT, NET	3,649	3,072

INTANGIBLE ASSETS, NET	51,128	41,479

GOODWILL	117,743	95,006

Total long-term assets	199,556	151,062

Total assets	$404,606	$362,285

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2019	2018
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt	$7,079	$8,661
Trade payables	10,990	14,036
Accrued expenses and other accounts payable	32,619	24,458
Current maturities of operating lease liabilities	3,833	-
Liabilities due to acquisition activities	3,638	910
Deferred revenues and customer advances	8,724	4,857

Total current liabilities	66,883	52,922

LONG TERM LIABILITIES:
Long-term debt	15,540	19,388
Long-term operating lease liabilities	11,119	-
Long-term liabilities due to acquisition activities	8,613	94
Deferred tax liability	11,069	10,343
Accrued severance pay	4,770	3,934

Total long term liabilities	51,111	33,759

COMMITMENTS AND CONTINGENCIES, see Note 16

REDEEMABLE NON-CONTROLLING INTEREST	21,915	27,235

EQUITY:
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2019 and 2018; Issued and Outstanding: 48,939,538 and 48,861,038 shares at December 31, 2019 and 2018, respectively	1,161	1,159
Additional paid-in capital	218,647	218,400
Accumulated other comprehensive income (loss)	(324)	(6,125)
Retained earnings	28,354	30,522

Total equity attributable to Magic Software Enterprises shareholders	247,838	243,956
Non-controlling interests	16,859	4,413

Total equity	264,697	248,369

Total liabilities, redeemable non-controlling interest and equity	$404,606	$362,285

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2019	2018	2017

Revenues:
Software	$28,084	$25,454	$21,644
Maintenance and technical support	30,996	30,951	30,386
Consulting services	266,550	227,970	206,110

Total revenues	325,630	284,375	258,140

Cost of revenues:
Software	10,220	9,960	9,564
Maintenance and technical support	4,167	4,120	3,888
Consulting services	209,114	181,477	161,709

Total cost of revenues	223,501	195,557	175,161

Gross profit	102,129	88,818	82,979

Operating costs and expenses:
Research and development, net	8,239	5,696	6,942
Selling and marketing	30,454	27,197	27,244
General and administrative	29,784	24,227	22,837

Total operating costs and expenses	68,477	57,120	57,023

Operating income	33,652	31,698	25,956
Financial income (expenses), net	(1,180)	149	(1,711)

Income before taxes on income	32,472	31,847	24,245
Taxes on income	6,874	7,071	6,331

Net income	25,598	24,776	17,914
Net income attributable to redeemable non-controlling interests	3,111	3,383	1,536
Net income attributable to non-controlling interests	2,221	1,510	936

Net income attributable to Magic Software Enterprises shareholders	$20,266	$19,883	$15,442

Net earnings per share attributable to Magic Software Enterprises’ shareholders:
Basic and Diluted earnings per share	$0.26	$0.39	$0.35

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017

Net income	$25,598	$24,776	$17,914

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	8,125	(8,217)	10,134
Unrealized gains (losses) from available-for-sale securities	95	(36)	(4)
Gain reclassified into earnings from marketable securities		-	(94)

Total other comprehensive income (loss), net of tax	8,220	(8,253)	10,036

Total comprehensive income	33,818	16,523	27,950

Comprehensive income attributable to redeemable non-controlling interests	5,106	1,649	4,007
Comprehensive income attributable to non-controlling interests	2,645	1,200	990

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$26,067	$13,674	$22,953

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of January 1, 2017	44,355,770	1,036	182,785	(7,428)	19,825	423	196,641
Exercise of stock options	132,808	4	582	-	-	-	586
Stock-based compensation	-	-	78	-	-	-	78
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	2,440	2,440
Dividend	-	-	-	-	(9,554)	(571)	(10,125)
Other comprehensive income	-	-	-	7,511	-	54	7,565
Net income	-	-	-	-	15,442	936	16,378

Balance as of December 31, 2017	44,488,578	1,040	183,445	83	25,713	3,282	213,563
Issue of share capital, net of issuance costs of $ 400	4,268,293	117	34,452	-	-	-	34,569
Exercise of stock options	104,167	2	309	-	-	-	311
Stock-based compensation	-	-	194	-	-	-	194
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(1,726)	-	(1,726)
Dividend	-	-	-	-	(13,348)	(69)	(13,417)
Other comprehensive loss	-	-	-	(6,208)	-	(310)	(6,518)
Net income	-	-	-	-	19,883	1,510	21,393

Balance as of December 31, 2018	48,861,038	1,159	218,400	(6,125)	30,522	4,413	248,369
Exercise of stock options	78,500	2	173	-	-	-	175
Stock-based compensation	-	-	74	-	-	-	74
Acquisition of redeemable non-controlling interests	-	-	-	-	(911)	-	(911)
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(6,560)	-	(6,560)
Acquisition of non-controlling interests	-	-	-	-	-	359	359
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	9,899	9,899
Dividend	-	-	-	-	(14,963)	(457)	(15,420)
Other comprehensive income	-	-	-	5,801	-	424	6,225
Net income	-	-	-	-	20,266	2,221	22,487

Balance as of December 31, 2019	48,939,538	1,161	218,647	(324)	28,354	16,859	264,697

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from operating activities:

Net income	$25,598	$24,776	$17,914
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,025	12,564	13,611
Stock-based compensation	74	194	78
Change in deferred taxes, net	(1,893)	526	(1,108)
Amortization of marketable securities premium and accretion of discount	117	189	218
Gains reclassified into earnings from marketable securities	-	-	(94)
Net change in operating assets and liabilities:
Trade receivables, net	6,550	(11,367)	(15,752)
Other long-term and short-term accounts receivable and prepaid expenses	9,594	(4,364)	(1,773)
Trade payables	(5,273)	2,203	3,604
Exchange rate of loans	1,895	(2,099)	3,200
Accrued expenses and other accounts payable	(7,673)	1,802	4,435
Deferred revenues	2,934	(374)	1,175

Net cash provided by operating activities	45,948	24,050	25,508

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Cash flows from investing activities:

Capitalized software development costs	(4,143)	(3,666)	(3,771)
Purchase of property and equipment	(1,379)	(863)	(1,400)
Cash paid in conjunction with acquisitions, net of acquired cash	(22,603)	(1,218)	(1,787)
Proceeds from maturity and sale of marketable securities	3,356	4,000	4,225
Investment in marketable securities	-	-	(5,766)
Investment in long-term bank deposits	(714)	(932)	-
Proceeds from (Investment in) short-term bank deposits	10,043	(16,875)	-
Short term loan to a related-party	-	-	1,183

Net cash used in investing activities	(15,440)	(19,554)	(7,316)

Cash flows from financing activities:

Proceeds from exercise of options by employees	69	311	586
Issuance of ordinary shares, net	104	34,569	-
Dividend paid	(14,963)	(13,543)	(9,359)
Dividend paid to non-controlling interests	(457)	(69)	(571)
Dividend paid to redeemable non-controlling interests	(3,395)	(2,671)	(5,312)
Short-term credit, net	-	(437)	-
Purchase of redeemable non-controlling interest	(5,592)	-	-
Payments of contingent consideration	-	(3,126)	(5,103)
Short-term and long-term loans received	878	26	8,535
Repayment of short-term and long-term loans	(13,624)	(6,634)	(8,190)

Net cash provided by (used in) financing activities	(36,980)	8,426	(19,414)

Effect of exchange rate changes on cash and cash equivalents	1,261	(1,872)	1,984

Increase (decrease) in cash and cash equivalents	(5,211)	11,050	762
Cash and cash equivalents at the beginning of the year	87,126	76,076	75,314

Cash and cash equivalents at end of the year	$81,915	$87,126	$76,076

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2019	2018	2017
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$11,209	$-	$652

Contingent acquisition consideration	$5,851	$-	$-

Operating lease, right of use assets	$5,949

Dividend declared and not yet paid	$-	$-	$195

Dividend declared and not yet paid to redeemable non-controlling interests	$-	$-	$692

Supplemental disclosure of cash flow activities:

Cash paid (received), net during the year for:

Income taxes	$6,736	$5,419	$5,373

Interest	$(152)	$312	$572

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

The Company’s principal markets are the United States, Israel, Europe and Japan (see Note 18).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix to the consolidated financial statements.

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

The following table provides a reconciliation of the redeemable non-controlling interests for the year ended December 31, 2019:

January 1, 2019	$27,235
Net income attributable to redeemable non-controlling interest	3,111
Increase in value of put options of redeemable non-controlling interests	7,471
Dividend declared to redeemable non-controlling interest	(3,395)
Acquisition of redeemable non-controlling interests	(4,604)
Foreign currency translation adjustments	1,996
Redeemable non-controlling interest reclassification to non-controlling interest	(9,899)

December 31, 2019	$21,915

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Marketable securities

The Company accounts for all its investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. The Company classifies all of its marketable securities as available for sale and held for trading. Available for sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income (expense), net” and are derived using the specific identification method for determining the cost of securities.

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

The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the Company’s expectations of sales and redemptions in the following year.

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

During the years ended December 31, 2017, 2018 and 2019 the Company recorded $ 300, $ (38) and $ 255, with respect to changes in the fair value of contingent consideration liability, respectively.

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

ASC 985-20-35 requires that a product be amortized when the product is available for general release to customers. The Company considers a product to be available for general release to customers when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers from the Company’s download area. Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to “Cost of revenues” begins.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2017, 2018 and 2019, no such unrecoverable amounts were identified.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Leases

Effective of January 1, 2019, the Company adopted Topic 842, which requires the recognition of lease assets and lease liabilities by lessees for leases classified as operating leases. Topic 842 is effective for interim and annual reporting periods beginning after December 15, 2018. In July 2018, the FASB issued amendments to Topic 842 in ASU 2018-11, which provide a transition election to not restate comparative periods for the effects of applying the new standard. This transition election permits entities to change the date of initial application to the beginning of the earliest comparative period presented, or retrospectively at the beginning of the period of adoption through a cumulative-effect adjustment. The Company has adopted Topic 842 using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under Topic 840.

The Company elected the package of practical expedients permitted under the transition guidance, which allowed the Company to carry forward the historical lease classification, the Company’s assessment on whether a contract was or contains a lease, and initial direct costs for any leases that existed prior to January 1, 2019. The Company also elected to keep leases with an initial term of 12 months or less, which do not include an option to renew the lease agreement, off the balance sheet, and recognize the associated lease payments in the consolidated statements of income on a straight-line basis over the lease term.

As a result of the adoption of Topic 842 on January 1, 2019, the Company recorded operating lease right of use (“ROU”) assets and operating lease liabilities of $12,322. The adoption did not impact the Company’s retained earnings, or prior year consolidated statements of income and statements of cash flows.

The Company determines if an arrangement is a lease at inception. The Company’s assessment is based on: (1) whether the contract involves the use of an identified asset, (2) whether the Company obtains the right to substantially all of the economic benefits from the use of the asset throughout the period of use, and (3) whether the Company has the right to direct the use of the asset.

Leases are classified as either finance leases or operating leases. A lease is classified as a finance lease if any one of the following criteria are met: the lease transfers ownership of the asset by the end of the lease term, the lease contains an option to purchase the asset that is reasonably certain to be exercised, the lease term is for a major part of the remaining useful life of the asset, the present value of the lease payments equals or exceeds substantially all of the fair value of the asset, or the underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of lease term. A lease is classified as an operating lease if it does not meet any one of these criteria. Since all of the Company’s lease contracts do not meet any one of the criteria above, the Company concluded that all of its lease contracts should be classified as operating leases.

ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate  the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in Accounting Standards Codification (“ASC”) Subtopic 360-10, “Property, Plant, and Equipment - Overall,” to determine whether a right-of-use asset is impaired, and if so, the amount of the impairment loss to recognize. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Offices

The Company leases space for offices in various locations worldwide under operating leases. These contracts are considered as operating leases presented in ROU assets.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Motor  vehicles

The Company leases motor vehicles. Each leasing contract is generally valid for a term of three years. These contracts are considered as operating leases presented in ROU assets.

For the vast majority of the Company’s motor vehicle lease agreements, the lease payments include inconsequential non-lease payments, such as license and registration fees, insurance and maintenance. As a result, the Company elected to not separate non-lease components from lease components, and instead, to account for each separate lease component and the non-lease component associated with that lease component as a single lease component.

Impairment of long-lived assets, right of use assets and intangible assets subject to amortization

The Company’s long-lived assets (assets group) to be held or used, including right of use assets and intangible assets that are subject to amortization, are reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

As required by ASC 820, “Fair Value Measurements and Disclosures” the Company applies assumptions, judgments and estimates that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

During the years ended December 31, 2017, 2018 and 2019, no impairment losses have been identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2019, the Company operates in four reporting units within its operating segments.

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

The provisions of ASC 350 require that the quantitative two-step impairment test will be performed on goodwill at the level of the reporting units. In the first step, or “Step one”, the Company compares the fair value of each reporting unit to its carrying value. If the fair value exceeds the carrying value of the net assets, goodwill is considered not impaired, and the Company is not required to perform further testing. If the carrying value of the net assets exceeds the fair value, then the Company must perform the second step, or “Step two”, of the impairment test in order to determine the implied fair value of goodwill which requires the Company to make judgments that involve the use of significant estimates and assumptions.

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

The Company performed an annual impairment test as of December 31, of each of 2017, 2018 and 2019 and did not identify any impairment losses (see Note 9).

Intangible assets

Intangible assets that are not considered to have an indefinite useful life are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Acquired technology and non-compete agreements were amortized on a straight line basis and customer relationships and backlog were amortized on an accelerated method basis over a period between 1 - 15 years based on the intangible assets identified.

Revenue recognition

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

The Company derives its revenues from licensing the rights to use its software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sells its products primarily through direct sales force and indirectly through distributors and value added resellers.

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. The company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the Company generally accounts for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2017, 2018 and 2019, no material estimated losses were identified. In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

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

Revenue from professional services, both related to software and IT professional services businesses consists of either fixed price or time and materials, and are considered performance obligations that are satisfied over time, and revenues are recognized as the services are provided.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Standalone selling prices of software licenses are estimated using the residual approach, due to the lack of selling software licenses on a standalone basis. Standalone selling prices of services are determined by considering several external and internal factors including, but not limited to, transactions where the specific performance obligation is sold separately.

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

The  Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate  with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2019, no costs have been capitalized.

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

The Company and its Israeli subsidiaries’ agreements with most of their Israeli employees are in accordance with Section 14 of the Severance Pay Law, 1963, mandating that upon termination of such employees’ employment, all the amounts accrued in their insurance policies shall be released to them instead of severance compensation. Upon release of deposited amounts to the employee, no additional liability exists between the parties regarding the matter of severance pay and no additional payments are payable by the Company or its subsidiaries to the employee. Further, the related obligation and amounts deposited on behalf of such obligation are not stated on the balance sheet, as the Company and its subsidiaries are legally released from their obligations to employees once the deposit amounts have been paid.

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

Severance expenses for the years ended December 31, 2017, 2018 and 2019 amounted to approximately $ 3,748, $ 4,052 and $ 4,712, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2017, 2018 and 2019 amounted to $ 384, $ 304 and $ 519, respectively.

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

A portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive. The total weighted average number of ordinary shares related to the outstanding options excluded from the calculations of diluted earnings per share was 2,093 for the years ended December 31, 2017. As of December 31, 2018, and December 31, 2019, there were no outstanding options excluded from the calculations of diluted earnings per share.

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

No grants were made to employees or directors in 2017 or in 2019.

During the years ended December 31, 2017, 2018 and 2019, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 78, $ 194 and $ 74, respectively, as follows:

	Year ended December 31,
	2019	2018	2017

Cost of revenues	$-	$2	$7
Research and development, net	-	4	8
Selling and marketing	74	4	-
General and administrative	-	184	63

Total stock-based compensation expense	$74	$194	$78

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

The Company’s trade receivables are derived from sales to customers located primarily in the United States, Israel, Europe and Japan. An allowance for doubtful accounts is determined with respect to those amounts that the Company has determined to be doubtful of collection. The expense related to doubtful accounts for the years ended December 31, 2017, 2018 and 2019 was $ 1,164, $ 1,070 and $ 958, respectively.

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

Recently adopted accounting pronouncement

On January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”), as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (“ROU”) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new guidance using the modified retrospective transition approach by applying the new standard to all leases existing on the date of initial application and not restating comparative periods. The most significant impact was the recognition of ROU assets and lease liabilities for operating leases. For information regarding the impact of Topic 842 adoption, see Notes 2 and Note 21.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Recently issued accounting pronouncements and not yet adopted

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

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On June 30, 2019, the Company acquired a 100% interest in NetEffects Inc (“NetEffects”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 12,500, of which $ 9,400 was paid upon closing and the remaining $ 3,100 will be paid in three installments in the first, second and third closing day anniversary. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition is immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2019.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$91
Intangible assets	8,716
Goodwill	3,526
Total assets acquired net of acquired cash	$12,333

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

b.	On April 1st, 2019 the Company acquired a 100% interest in PowWow Inc (“PowWow”), creator of SmartUX™, A leading Low-Code Development Platform for Mobilizing and Modernizing Enterprise Apps, for a total consideration of $8.4 million, out of which $2 million is contingent on future performance. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition is immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition

Net assets, excluding cash acquired	$(1,557)
Intangible assets	2,855
Goodwill	7,145
Total assets acquired net of acquired cash	$8,443

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

c.	On February 28, 2019, the Company acquired a 100% interest in OnTarget Group Inc. (“OnTarget”), a U.S.-based services company, specializes in outsourcing of software development services, for a total consideration of $ 12,456 of which $ 6,000 was paid upon closing and the remaining amount constitutes a deferred payment depending on the future operating results achieved by OnTarget. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition is immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$(832)
Intangible assets	4,908
Goodwill	8,380
Total assets acquired net of acquired cash	$12,456

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

On October 1, 2019 the Company acquired additional an 30% of its subsidiary Infinigy Solutions LLC (“Infinigy”), a U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry, for a total cash consideration of approximately $ 4,393, which was paid upon closing. Subsequent to the share purchase the Company holds 100% of Infinigy.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2019	2018

Fair value through profit or loss (1)	$1,112	$1,156
Available-for-sale	5,488	8,757

	$6,600	$9,913

(1)	The Company recognized trading losses in the amount of $ 35 during the year ended December 31, 2019.

b.	The following is a summary of marketable securities which are classified as available-for-sale:

	December 31,
	2019				2018
	Amortized cost	Unrealized losses	Unrealized gains	Market value	Amortized cost	Unrealized losses	Unrealized gains	Market value
Available-for-sale:

Corporate bonds	$5,487	$-	$1	$5,488	$8,851	$(94)	$-	$8,757

Marketable securities with contractual maturities within one year and from one to three years are as follows:

	Amortized	Unrealized		Market
	cost	Gains	Losses	value

Due within one year	$5,487	$1	$-	$5,488

Total	$5,487	$1	$-	$5,488

As of December 31, 2018 and 2019, management believes the impairments are not other than temporary and therefore the impairment losses were recorded in accumulated other comprehensive income (loss).

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES (Cont.)

The following is the change in the other comprehensive income of available-for-sale securities

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2018	$(58)
Unrealized losses from available-for-sale securities	(36)
Other comprehensive loss from available-for-sale securities as of December 31, 2018	$(94)
Unrealized gains from available-for-sale securities	95
Other comprehensive loss from available-for-sale securities as of December 31, 2019	$1

NOTE 5:-	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, the Company measures its investment in marketable securities at fair value. Generally equity funds are classified within Level 1, this is because these assets are valued using quoted prices in active markets. Foreign currency derivative contracts, certain corporate bonds and convertible bonds are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

Contingent consideration is classified within Level 3. The Company values the Level 3 contingent consideration using discounted cash flow of the expected future payments, whose inputs include interest rate.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$5,488	$-	$5,488
Convertible bonds	-	1,112	-	1,112

Total financial assets	$-	$6,600	$-	$6,600

Liabilities:
Contingent consideration	$-	$-	$5,964	$5,964

Total financials liabilities	$-	$-	$5,964	$5,964

	December 31, 2018
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$8,757	$-	$8,757
Convertible bonds	-	1,156	-	1,156

Total financial assets	$-	$9,913	$-	$9,913

Liabilities:
Contingent consideration	$-	$-	$414	$414

Total financials liabilities	$-	$-	$414	$414

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2019	2018

Opening balance	$414	$1,333
Increase in contingent consideration due to acquisitions	5,851	124
Payment of contingent consideration	(585)	(974)
Increase in fair value of contingent consideration	255	210
Decrease in fair value of contingent consideration	-	(248)
Amortization of interest and exchange rate	29	(31)

Closing balance	$5,964	$414

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2019	2018

Prepaid expenses	$4,467	$3,712
Government authorities	5,052	2,053
Related parties	183	303
Other	3,143	961

	$12,845	$7,029

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2019	2018
Cost:

Leasehold improvements	$1,461	$981
Computers and peripheral equipment	16,640	15,221
Office furniture and equipment	4,287	3,774
Motor vehicles	1,170	1,217
Software	3,394	3,084

	26,952	24,277
Accumulated depreciation:

Leasehold improvements	622	470
Computers and peripheral equipment	15,702	14,528
Office furniture and equipment	3,288	2,699
Motor vehicles	598	564
Software	3,093	2,944

	23,303	21,205

Depreciated cost	$3,649	$3,072

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	PROPERTY AND EQUIPMENT, NET (Cont.)

Depreciation expenses amounted to $ 1,046, $ 1,175 and $ 1,261 for the years ended December 31, 2017, 2018 and 2019, respectively.

NOTE 8:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

	December 31,
	2019	2018
Original amounts:

Capitalized software costs	$82,878	$78,793
Customer relationships	70,032	54,850
Backlog and non-compete agreement	2,712	2,712
Acquired technology	15,867	12,722

	171,489	149,077
Accumulated amortization:

Capitalized software costs	70,326	66,123
Customer relationships	40,550	33,578
Backlog and non-compete agreement	2,712	2,674
Acquired technology	6,773	5,223

	120,361	107,598

Intangible assets, net	$51,128	$41,479

b.	Amortization expenses amounted to $ 12,565, $ 11,389 and $ 12,764 for the years ended December 31, 2017, 2018 and 2019, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2019 is as follows:

2020	$11,910
2021	9,849
2022	7,632
2023	6,174
2024	4,869
2025 and thereafter	10,694

$51,128

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 according to the Company’s reportable segments are as follows (see also Note 18):

	IT professional services	Software services	Total

As of January 1, 2018	$48,403	$49,786	$98,189

Business combination	-	277	277
Measurement period adjustments	(18)	-	(18)
Foreign currency translation adjustments	(1,694)	(1,748)	(3,442)

As of December 31, 2018	$46,691	$48,315	$95,006

Business combination	12,691	3,382	16,073
Measurement period adjustments	(785)	3,762	2,977
Foreign currency translation adjustments	1,749	1,938	3,687

As of December 31, 2019	$60,346	$57,397	$117,743

The Company performed an annual impairment test as of December 31, of each of 2017, 2018 and 2019 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2019	2018
Short-term credit from banks	USD	U.S Prime -0.2	$688	$2,362
Short-term credit from banks	NIS	Israeli Prime + 0.8	868	-
Current maturities of long-term loans from financial institutions	NIS	2.25 - 3.0	5,523	6,299
			$7,079	$8,661

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2019	2018

Employees and payroll accruals	$21,092	$16,242
Accrued expenses	6,790	6,219
Government authorities	4,110	1,426
Other	627	571

	$32,619	$24,458

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2019	2018
		%
Loans from banks and other (1)	NIS	2.25 - 5	$20,951	$25,572
Other long term debt			112	115

			$21,063	$25,687
Current maturities	NIS		(5,523)	(6,299)

			$15,540	$19,388

(1)	On November 2016, the Company obtained a loan in the amount of $ 31,356 linked to the New Israel Shekel from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

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

As of December 31, 2019, the Company was in compliance with the financial covenants.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

The Israeli corporate income tax rate was 24% in 2017, and 23% in 2018 and 2019.

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

New Amendment- Preferred Technology Enterprise

In December 2016, the Israeli Knesset passed Amendment 73 to the Investment Law which included a number of changes to the Investments Law regimes. Certain changes were scheduled to come into effect beginning January 1, 2017, provided that regulations are promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines which were published as part of the Base Erosion and Profit Shifting (BEPS) project. The regulations were approved on May 1, 2017 and accordingly, these changes have come into effect. Applicable benefits under the new regime include:

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

In the years 2017 and 2018, part of the Company’s taxable income in Israel was entitled to a preferred 12% tax rate in the preferred technological enterprise track under Amendment 73 to the Investment Law.

In 2019 the Company transitioned to the preferred enterprise track entitling it to a preferred 16% tax rate under Amendment 73 to the Investment Law.

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

The amount of the Company’s cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 12,426. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

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

As of December 31, 2019, three Israeli subsidiaries of the Company had operating loss carryforwards of $ 14,053 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $ 11,850), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 3,964 as of December 31, 2019, which can be carried forward to offset against future taxable income.

d.	Income before taxes on income:

	Year ended December 31,
	2019	2018	2017

Domestic	$17,806	$25,839	$19,442
Foreign	14,666	6,008	4,803

	$32,472	$31,847	$24,245

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2019	2018	2017
Current:
Domestic	$7,266	$5,186	$5,928
Foreign	1,636	1,359	1,511

	8,902	6,545	7,439
Deferred taxes:
Domestic	(1,001)	81	(1,160)
Foreign	(1,027)	445	52

	(2,028)	526	(1,108)

Taxes on income	$6,874	$7,071	$6,331

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2019	2018

Net operating loss carryforwards	$4,529	$3,914
Allowances, reserves and intangible assets	1,584	1,361

Deferred tax assets before valuation allowance	6,113	5,275
Less - valuation allowance	(3,925)	(3,417)

Deferred tax assets, net	$2,188	$1,858

	December 31,
	2019	2018

Long-term tax assets	$2,188	$1,858
Long-term tax liabilities	(11,069)	(10,343)

Net deferred tax liabilities	$(8,881)	$(8,485)

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company (2017, 2018 and 2019 statutory tax rate 24%, 23% and 23%, respectively), and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2019	2018	2017

Income before taxes, as reported in the consolidated statements of income	$32,472	$31,847	$24,245

Statutory tax rate	23%	23%	24%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$7,468	$7,325	$5,819
Tax adjustment in respect of different tax rates	465	(826)	268
Deferred taxes on losses for which full valuation allowance was provided in the past	(227)	(11)	658
Tax-deductible costs, not included in the accounting costs	-	-	(38)
Tax expenses in respect of prior years, net	(37)	(22)	(488)
Non-deductible expenses		45	70
Uncertain tax position and other differences	(795)	560	42

Income tax	$6,874	$7,071	$6,331

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the years ended December 31, 2017, and 2018 the Company recorded $ 300, $ 1,050 (respectively) of tax expenses as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2017	$825

Increase in tax positions taken in prior years	300

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2017	1,125

Increase in tax positions taken in prior years	1,050

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2018	2,175

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2019	$2,175

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

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2019, an aggregate of 962,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

A summary of employee option activity under the 2007 Plan as of December 31, 2019 and changes during the year ended December 31, 2019 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2019	220,767	$3.83	3.81	$1,684
Granted	-	$-
Exercised	(78,500)	$2.47
Forfeited	(22,500)	$-

Outstanding at December 31, 2019	119,767	$2.58	1.37	$1,171

Exercisable at December 31, 2019	119,767	$2.58	1.37	$1,171

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2019. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2017, 2018 and 2019 was $ 502, $ 617 and $ 537, respectively. As of December 31, 2019, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans.

The options outstanding as of December 31, 2019, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
1.01-2	40,000	0.30	$1.38	40,000	$1.38
3.01-4	73,517	1.77	$3.02	73,517	$3.02
5.01-6	6,250	3.61	$5.02	6,250	$5.02

	119,767	1.37	$2.58	119,767	$2.58

c.	Accumulated other comprehensive income (loss):

	December 31,
	2019	2018	2017

Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$1	$(94)	$(58)
Accumulated foreign currency translation adjustments	(351)	(6,057)	115
Accumulated unrealized gain on derivative instruments, net	26	26	26

Total other comprehensive income (loss)	$(324)	$(6,125)	$83

d.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

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

On February 22, 2017, the Company declared a dividend distribution of $ 0.085 per share ($ 3,775 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, the Company declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,785 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, the Company declared a dividend distribution of $ 0.155 per share ($ 7,563 in the aggregate) which was paid on September 5, 2018. On March 4, 2019, the Company declared a dividend distribution of $ 0.15 per share ($ 7,335 in the aggregate) which was paid on March 25, 2019. On August 13, 2019, the Company declared a dividend distribution of $ 0.156 per share ($ 7,628 in the aggregate) which was paid on September 12, 2019.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $ 2,511, $ 2,535 and $ 4,300, in aggregate for the years ended December 31, 2017, 2018 and 2019, respectively and acquired services amounting to approximately $ 165, $ 309 and $ 224 for the years ended December 31, 2017, 2018 and 2019, respectively.

As of December 31, 2018 and 2019, the Company had trade and other receivables balances due to its related parties in amount of approximately $ 601 and $ 648, respectively. In addition, as of December 31, 2018 and 2019, the Company had trade payables balances due from its related parties in amount of approximately $ 106 and $ 31, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2019, the Company has provided performance bank guarantees in the amount of $805 as security for the performance of various contracts with customers. As of December 31, 2019, the Company has restricted bank deposits of $ 433 in favor of the issuing banks.

b.	From time to time, the Company and/or its subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. The Company accrues a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Significant judgment is required in both the determination of probability and the determination as to whether a loss is reasonably estimable. These accruals are reviewed and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular matter.

Lawsuits have been brought against the Company in the ordinary course of business. The Company intends to defend itself vigorously against those lawsuits.

In September 2016, an Israeli software company, that was previously involved in an arbitration proceeding with us in 2015 and won damages from us of $2.4 million, filed a lawsuit seeking damages of NIS 34,106 against the Company and one its subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that the Company sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of the Company’s copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly ruled that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties.

The Company rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses deposed including legal summaries. The Company is unable to make a reasonably reliable estimate of its chances of successfully defending this lawsuit.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2019	2018	2017

Net income attributable to Magic shareholders	$20,266	$19,883	$15,442
Accretion of redeemable non-controlling interests	$(7,471)	$(1,726)	$-
Net income attributable to Magic shareholders after accretion of redeemable non-controlling interests	$12,795	$18,157	$15,442

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	48,896,163	46,665,042	44,435,671
Effect of dilutive securities	97,920	131,648	161,548

Denominator for diluted net earnings per share	48,994,083	46,796,690	44,597,219

Basic and Diluted earnings per share	$0.26	$0.39	$0.35

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2017

Total revenues	$77,100	$181,040	$-	$258,140
Expenses	63,649	164,558	3,977	232,184

Segment operating income (loss)	$13,451	$16,482	$(3,977)	$25,956

Depreciation and amortization	$9,242	$4,100	$269	$13,611

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2018

Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677

Segment operating income (loss)	$17,430	$19,058	$(4,790)	$31,698

Depreciation and amortization	$8,727	$3,611	$226	$12,564

2019

Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978

Segment operating income (loss)	$14,315	$22,648	$(3,311)	$33,652

Depreciation and amortization	$8,799	$5,059	$167	$14,025

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2017, 2018 and 2019:

	Year ended December 31,
	2019	2018	2017

United States	$158,095	$137,066	$123,113
Israel	124,523	103,850	91,917
Europe	25,788	28,257	26,635
Japan	12,499	9,797	9,253
Other	4,725	5,405	7,222

	$325,630	$284,375	$258,140

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2019	2018

Israel	$108,608	$100,206
United States	68,989	30,222
Japan	6,406	5,082
Other	3,248	2,800
Europe	3,103	1,247

	$190,354	$139,557

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2017, 2018 and 2019, the Company had one major customer, included in the IT professional services segment, which accounted for 13%, 13% and 9% of the group revenues, respectively.

NOTE 19:-	REVENUE RECOGNITION

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

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period and are part of a contract that has an original expected duration of more than one year:

	2020	2021	2022 and thereafter
Software license and related revenues and consulting services	$6,632	$1,786	$1,899

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2019	2018

Trade receivables (net of allowance for doubtful accounts)	$96,694	$90,274
Deferred revenues	$8,724	$4,857

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

During the year ended December 31, 2019, the Company recognized $4,857 that was included in deferred revenues (short-term contract liability) balance at January 1, 2019.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2019	2018	2017

Total costs	$12,382	$9,362	$10,713
Less - capitalized software costs	(4,143)	(3,666)	(3,771)

Research and development, net	$8,239	$5,696	$6,942

b.	Financial income (expenses), net:

Bank charges and interest from loans offset by interest from short term deposits	$(374)	$(986)	$(1,124)
Interest expenses related to liabilities in connection with acquisitions	(11)	(4)	(62)
Interest income from marketable securities, net of amortization of premium on marketable securities	212	284	284
Gain (loss) arising from foreign currency translation and other	(1,007)	855	(809)

Financial income (expenses), net	$(1,180)	$149	$(1,711)

NOTE 21:-	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2020 and 2028. Some leases include an option to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In November 2019, the Company entered into a lease agreement for new corporate offices of Comblack IT in Ramat Gan, Israel. The lease expires in April 2025, with an option by the Company to extend for an additional 5-year term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2020 and 2024, with renewal options varying between 2021 and 2030.

Under Topic 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled ROU asset.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

The components of operating lease costs were as follows: Basic rent expenses, management fees, parking expenses and maintenance costs.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21:-	LEASES (Cont.)

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2019
Weighted average remaining lease term (years)	3.55
Weighted average discount rate	2.05%

Cash paid for amounts included in the measurement of operating lease liabilities was $3,595 (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2020	$4,407
2021	3,208
2022	2,070
2023	1,586
2024	1,086
2025 and thereafter	3,746
Total undiscounted cash flows	$16,103
Less imputed interest	(1,151)
Present value of lease liabilities	14,952

NOTE 22:-	SUBSEQUENT EVENTS

On January 1, 2020 the Company increased its equity interest from 60% to 80.05% in Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company and a market leader in Israel for ambulator patient record information systems, for a total cash consideration of approximately $ 15,000, paid upon closing.

The Company and Roshtov two minority shareholders hold a mutual Call and Put options respectively for the remaining 19.95% interest in Roshtov.

On April 15, 2020 the Company increased its equity interest from 70% to 80.2% in Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total cash consideration of  approximately $ 3,600, of which an amount of $ 3,000 was paid upon closing and the remaining will be paid over a period of up to 18 months. The consideration may be subject to further adjustment (upward or downward) based on Comblack operational performance in 2020 and 2021.

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2019:

Name of Company	Percentage of ownership and control	Place of incorporation
	%
Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd.	100	South Africa
Appbuilder Solutions Ltd.	100	U.K.
Complete Business Solutions Ltd.	100	Israel
DataMind Technologies Ltd.	80	Israel
Comm-IT Technology Solutions Ltd.	77.8	Israel
Comm-IT Software Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Comm-IT Embedded Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	75	Israel
Valinor Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Dario IT Solutions Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Quickode Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Twingo Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	60	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd.	100	U.K.
Roshtov Software Industries Ltd.	60	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc.	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
F.T.S Formula Telecom Solutions, Ltd.	100	Israel
F.T.S Bulgaria Ltd.	100	Bulgaria
Comblack IT Ltd.	70	Israel
Yes-IT Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE (Cont.)

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Shavit Software (2009) Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	100	U.S.A
Infinigy Engineering LLP (a subsidiary of Infinigy Solutions LLC.)	99.9	U.S.A
Skysoft Solutions Ltd.	75	Israel
Futurewave Systems, Inc.	100	U.S.A
OnTarget Group, Inc	100	U.S.A
NetEffects, Inc.	100	U.S.A
PowWow Inc.	100	U.S.A
BA Microwaves Ltd.	56.67	Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2018 and 2019, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2019. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2019, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2019 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 13, 2020 expressed an unqualified opinion thereon.

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

Tokyo, Japan

February 13, 2020	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2019, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2018 and 2019, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2019 and our report dated February 13, 2020 expressed unqualified opinion.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the entity’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tokyo, Japan

February 13, 2020	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 14, 2020