Form 20-F
period 2020-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2021-05-13
CIK 876779

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Yahadut Canada 1 Street, Or Yehuda 6037501, Israel

(Address of principal executive offices)

Asaf Berenstin; +972 (3) 538 9243; asafb@magicsoftware.com

Yahadut Canada 1 Street, Or Yehuda 6037501, Israel

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 49,035,055 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

INTRODUCTION

We are a global provider of: (i) proprietary application development and business process integration platforms; (ii) selected packaged vertical software solutions; as well as (iii) software services and Information Technologies (“IT”) outsourcing software services. Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. With respect to software services and IT outsourcing services, we offer an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud computing for deployment of highly available and massively-scalable applications and API’s and supplemental outsourcing services, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case. In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform )“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers; (ii) enterprise management systems for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); and (v) comprehensive systems for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions;

Based on our technological capabilities, our software solutions enable customers to respond to rapidly-evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,040 employees and operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

i

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

  Cautionary Note Regarding Forward-Looking Statements

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 – “Information on the Company” and Item 5 – “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3D. “Key Information - Risk Factors.”

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

We derived the following consolidated statement of income data for the years ended December 31, 2018, 2019 and 2020 and the consolidated balance sheet data as of December 31, 2019 and 2020 from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of income data for the year ended December 31, 2016 and 2017 and the consolidated balance sheet data as of December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements not included in this annual report. Our historical consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, and presented in U.S. dollars.

Statement of Income Data:

	Year ended December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars in thousands)
Revenues:
Software	$24,272	$28,084	$25,454	$21,644	$19,626
Maintenance and technical support	33,181	30,996	30,951	30,386	25,885
Consulting services	313,741	266,550	227,970	206,110	156,135
Total revenues	$371,194	$325,630	$284,375	258,140	201,646
Cost of revenues:
Software	10,487	10,220	9,960	9,564	8,674
Maintenance and technical support	3,598	4,167	4,120	3,888	2,952
Consulting services	247,517	209,114	181,477	161,709	121,756
Total cost of revenues	261,602	223,501	195,557	175,161	133,382
Gross profit	109,592	102,129	88,818	82,979	68,264
Operating costs and expenses:
Research and development, net	8,789	8,239	5,696	6,942	5,839
Selling and marketing	31,160	30,454	27,197	27,244	23,776
General and administrative	27,967	29,529	24,265	22,172	17,262
Change in valuation of contingent consideration related to acquisitions	1,088	255	(38)	665	300
Operating income	40,588	33,652	31,698	25,956	21,087
Financial income (expense), net	(917)	(1,169)	153	(1,649)	(173)
Increase in valuation of consideration related to acquisitions	(2,268)	(11)	(4)	(62)	(257)
Income before taxes on income	37,403	32,472	31,847	24,245	20,657
Taxes on income	(7,286)	(6,874)	(7,071)	(6,331)	(3,949)
Net income	$30,117	$25,598	$24,776	$17,914	$16,708
Net income attributable to redeemable non-controlling interests	2,526	3,111	3,383	1,536	2,258
Net income attributable to non-controlling interests	2,405	2,221	1,510	936	281
Net income attributable to Magic’s Shareholders	25,186	20,266	19,883	15,442	14,169
Basic and diluted earnings per share (1)	$0.49	$0.26	$0.39	$0.35	$0.27
Shares used to compute basic earnings per share (2), (3)	49,029	48,896	46,665	44,436	44,347
Shares used to compute diluted earnings per share	49,048	48,994	46,797	44,597	44,516
Dividends	12,503	14,963	13,348	9,554	7,761
Cash dividend declared per ordinary share (1)	$0.25	$0.31	$0.29	$0.22	$0.18

Balance Sheet Data:

	December 31,
	2020	2019	2018	2017	2016
	(U.S. dollars in thousands)
Working capital	$126,397	$138,167	$158,301	$122,403	$113,668
Cash, cash equivalents, short term deposits and marketable securities	89,654	95,511	113,920	90,946	87,822
Total assets	447,386	404,606	362,285	342,539	316,399
Total equity	269,006	264,697	248,369	213,563	196,641

(1)	On February 5, 2015, we declared a dividend distribution of $0.081 per share ($3,582 in the aggregate) which was paid on March 11, 2015. On August 12, 2015, we declared a dividend distribution of $0.095 per share ($ 4,204 in the aggregate) which was paid on September 10, 2015. On February 21, 2016, we declared a dividend distribution of $0.09 per share ($3,991 in the aggregate) which was paid on March 17, 2016. On August 14, 2016, we declared a dividend distribution of $0.085 per share ($3,770 in the aggregate) which was paid on September 22, 2016. On February 22, 2017, we declared a dividend distribution of $0.085 per share ($3,774 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, we declared a dividend distribution of $0.13 per share ($5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, we declared a dividend distribution of $0.13 per share ($5,785 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, we declared a dividend distribution of $0.155 per share ($7,563 in the aggregate) which was paid on September 5, 2018. On March 4, 2019, we declared a dividend distribution of $0.15 per share ($7,335 in the aggregate) which was paid on March 25, 2019. On August 13, 2019, we declared a dividend distribution of $ 0.156 per share ($7,628 in the aggregate) which was paid on September 12, 2019. On May 26, 2020, the Company declared a dividend distribution of $ 0.08 per share ($ 3,918 in the aggregate) which was paid on June 25, 2020. On August 13, 2020, the Company declared a dividend distribution of $ 0.175 per share ($ 8,585 in the aggregate) which was paid on September 10, 2020.

(2)	On July 12, 2018, we completed a private placement of 3,150,559 of our Ordinary Shares to several leading Israeli institutional investors and 1,117,734 Ordinary Shares to our principal shareholder, Formula Systems (1985) Ltd., under the same terms based on a price of $8.20 per share.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

[as discussed, we need to delete some of the risk factors to make it shorter]

Risks Related to Our Business and Our Industry

●	The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition..

●	The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks.

●	We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions.

●	We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core product families and service offerings.

●	Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services.

●	Our products have a lengthy sales cycle that could adversely affect our revenues.

●	We may fail to attract and retain highly skilled IT professionals and we may not have the necessary resources to properly staff projects and competition for such professionals.

●	Our existing customers may not be satisfied with our solutions and services and might not make subsequent purchases from us.

●	If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

●	Our customers may terminate contracted projects or choose not to retain us for additional projects, our revenues and profitability may be negatively affected.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	If our technical support or professional services are not satisfactory to our customers, they may not renew their maintenance and support agreements or buy future products, which could adversely affect our future results of operations.

●	We face intense competition in the markets in which we operate. This competition could adversely affect our business, results of operations and financial condition.

●	Other unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

●	We are exposed to economic and market conditions that impact the communications industry.

●	As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

●	The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

●	If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

●	We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

●	We derive a significant portion of our revenues from independent distributors who are under no obligation to purchase our products and the loss of such independent distributors could adversely affect our business, results of operations and financial condition.

●	Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

●	Our success depends in part upon the senior members of our management and research and development teams, and our inability to attract and retain them or attract suitable replacements could have a negative effect on our ability to operate our business.

●	We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

●	Our international operations expose us to risks associated with fluctuations in currency exchange rates that could adversely affect our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

●	Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to claims against us.

●	Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and such claims could harm our business.

●	Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

●	Our customers and we rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

●	Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

●	Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants that, if breached, could result in acceleration of our obligation to repay our debt.

●	Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

●	If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

Risk Related to Our Ordinary Shares

●	Our Ordinary Shares are traded on more than one market and this may result in price variations.

●	There is relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

●	We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

●	Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 45.53% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Risks Related to Our Location in Israel

●	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

●	Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

●	We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

●	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

●	Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

●	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to Our Business and Our Industry

The ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic, could materially impact our business and future results of operations and financial condition.

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, IT systems, businesses and individuals around the world. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to rising unemployment and negatively impacted consumer and business spending. The extent to which COVID-19 impacts our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken by governments to curtail or treat its impact, including vaccination policies, shelter in place directives, business limitations and shutdowns, travel bans and restrictions, loan payment deferrals (whether government-mandated or voluntary), moratoriums on debt collection activities and other actions, which, if imposed or extended, may impact the economies in which we now or in the future operates in. Adverse market conditions resulting from the spread of COVID-19 could materially adversely affect our business and the value of our shares.

Further, the COVID-19 pandemic has resulted in our employees and those of many of our customers working from home and conducting work via the internet, and if the network and infrastructure of internet providers becomes overburdened by increased usage or is otherwise unreliable or unavailable, our employees’ and our customers’ employees’ access to the internet to conduct business could be negatively impacted. Limitations on access or disruptions to services or goods provided by or to some of our suppliers upon which our platforms and business operations rely could interrupt our ability to provide our platforms, decrease the productivity of our workforce and significantly harm our business operations, financial condition and results of operations. In addition, our technology platforms and the other systems or networks used in our business may experience an increase in attempted cyber-attacks, targeted intrusions, ransomware and phishing campaigns seeking to take advantage of shifts to employees working remotely using their household or personal internet networks as a result of the COVID-19 pandemic. The success of any of these unauthorized attempts could substantially impact our technology platforms, the proprietary and other confidential data contained therein or otherwise stored or processed in our operations, and ultimately our business. Any actual or perceived security incident also may cause us to incur increased expenses to improve our security controls and to remediate security vulnerabilities. Additionally, we may experience an increased volume of unanticipated customer requests for support (resulting in an increased volume of calls to our customer support and operations centers) and regulatory requests for information and support or additional regulatory requirements, which could require additional resources and costs to address.

The spread of COVID-19 has caused us to modify our business practices to help minimize the risk of the pandemic to our employees, our partners and customers, and the communities in which we participate, which could negatively impact our business. In response to the COVID-19 pandemic, we have enabled our employees to work remotely, implemented travel restrictions for all non-essential business and shifted company events to virtual-only experiences, and we may deem it advisable to similarly alter, postpone or cancel additional events in the future. There is no certainty that the measures we have taken will be sufficient to mitigate the risks posed by the pandemic. If the COVID-19 pandemic worsens, especially in regions where we have offices, our business activities originating from affected areas could be adversely affected. Disruptive activities could include additional business closures in impacted areas, further restrictions on our employees’ and service providers’ ability to travel, impacts to productivity if our employees or their family members experience health issues and potential delays in hiring and onboarding of new employees. We may take further actions that alter our business operations as may be required by local, provincial, state or federal authorities or that we determine are in the best interests of our employees. Such measures could negatively affect our sales and marketing efforts, sales cycles, employee productivity or customer retention, any of which could harm our financial condition and business operations.

Additionally, diversion of management focus to address the impacts of the COVID-19 pandemic could potentially disrupt our operating plans. The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted. Because of our largely subscription-based business model, the effect of the COVID-19 pandemic may not be fully reflected in our results of operations and overall financial condition until future periods, if at all.

To the extent that the COVID-19 pandemic adversely affects our business and financial results, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Our business depends on our current and prospective customers’ ability and willingness to invest money in IT systems and services, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions especially in the United States and Israel, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the recent novel coronavirus outbreak, could also negatively affect our customers’ spending on our products and services. In 2020, 48% of our revenues were generated from North America, 40% of our revenues generated from Israel, and 12% from the rest of the world. Negative economic conditions may cause customers in general to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and require us to incur additional associated costs to collect expected revenues. To the extent purchases of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. The extent to which COVID-19 impacts our business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others.

The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed more than 25 acquisitions. Most recently, during 2020, we acquired both Aptonet Inc and Stockell Information Systems, Inc together with two small acquisitions. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating Aptonet inc, Stockell Information Systems, Inc and other former acquisitions include:

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

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. In the past five years we made numerous acquisitions.

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

We depend heavily on repeat software and service revenues from our base of existing customers. Two of our customers accounted for 15.8% and 19.0% of our revenues in the years ended December 31, 2019 and 2020, respectively and five of our customers accounted for 23.3% and 26.0% of our revenues in the years ended December 31, 2019 and 2020, respectively. If our existing customers are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our services. A significant decline in our revenue stream from existing customers, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly from approximately $88 million as of December 31, 2014 to $189 million as of December 31, 2020 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,181 as of December 31, 2014 to 3,039 as of December 31, 2020 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

While our principal executive offices are located in Israel, 63%, 62% and 60% of our sales in the years ended December 31, 2018, 2019 and 2020, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2018, 2019 and 2020, approximately 52%, 51% and 52% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as fishing attempts), none of which have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2020, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investors, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG may hinder our access to capital, as investors and lenders may reconsider their capital investment allocation as a result of their assessment of our ESG practices. If we do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and the business, financial condition and the price of our company’s shares could be materially and adversely affected.

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

Our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 45.53% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 22,324,434 or 45.54%, of our outstanding Ordinary Shares as of December 31, 2020. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 25.60% of the outstanding shares of Formula Systems as of December 31, 2020. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns 11.89% of the outstanding shares of Formula Systems, as of December 31, 2020. In addition, on October 4, 2017 Asseco entered into a shareholders agreement, which was amended on September 7, 2020, with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.49% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

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

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules .

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

Corporate details

Our legal and commercial name is Magic Software Enterprises Ltd. We were organized and registered in Israel on February 10, 1983 and began operations in 1986. We are a public limited liability company and operate under the provisions of the state of Israel. Our Ordinary Shares have been listed on the NASDAQ Global Stock Market (symbol: MGIC) since our initial public offering in the United States on August 16, 1991. On January 3, 2011, our shares were transferred to the NASDAQ Global Select Market. Since November 16, 2000, our Ordinary Shares have also traded on the Tel Aviv Stock Exchange, or the TASE, and since December 15, 2011, our shares have been included in the TASE TA-125 Index.

Capital Transactions since January 1, 2018

On July 12, 2018, we issued 4,268,293 ordinary shares at a price of $8.20 per share for a total of $34.6 million net of issuance expenses. 3,150,559 of the shares were issued to Israeli institutional investors and 1,117,734 shares were issued to our controlling shareholder, Formula Systems (1985) Ltd.

On February 28, 2019, we acquired OnTarget Group Inc. (“OnTarget”), a U.S. based full-services provider of software development services, for a total consideration of $12,456,000 of which $6 million was paid upon closing and the remaining amount constitutes a contingent payment depending on the future operating results achieved by OnTarget between 2019 and 2022.

On April 1, 2019 we acquired PowWow Inc (“PowWow”), creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise business applications, for a total consideration of $8.4 million, out of which $2 million is contingent on the future revenues achieved by PowWow between 2020 and 2023.

On June 30, 2019, we acquired NetEffects Inc (“NetEffects”), a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $12.5 million, of which $9.4 million was paid upon closing and the remaining $3.1 million will be paid in three installments following the first, second and third year anniversary.

On January 1, 2020, we acquired an additional stake of 20.05% in our subsidiary, Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of approximately $15 million, which was paid upon closing. We currently hold 80.05% of Roshtov. We and Roshtov hold mutual call and put options for the remaining 19.95% interest in Roshtov.

On April 15, 2020, we acquired an additional stake of 10.17% in our subsidiary Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total cash consideration of approximately $ 3.6 million, of which $3 mllion was paid upon closing and the remaining is being paid over a period of up to 18 months. In addition to the cash consideration, we have in place a contingent consideration mechanism according to which an additional amount may be paid in the event Comblack meets certain income thresholds. If Comblack will not meet these milestones it will be required to pay back part of the cash consideration. We currently hold an 80.2% stake in Comblack. Comblack holds a put option in respect to its remaining 19.8% holding.

On May 7, 2020, we acquired Aptonet Inc (“Aptonet”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4,663,000 of which $ 3,663,000 was paid upon closing and the remaining $ 1 millionwill be paid in two installments, six and twelve months following the closing date.

On September 2, 2020, we acquired Stockell Information Systems, Inc (“Stockell”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 7,714,000, of which $ 6,265,000 was paid upon closing and the remaining $ 1,449,000 will be paid twelve months following the closing date.

Our fixed assets capital expenditures for the years ended December 31, 2018, 2019 and 2020 were approximately $ 0.9 million, $ 1.4 million, and $ 2.8 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

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

We and our subsidiaries employ approximately 3,039 persons and operate through a network of over 3,000 independent software vendors, who we refer to as Magic Software Providers, or MSP’s, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems Inc

Partnerships and Alliances:

We continue to build on our existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, IBM and SugarCRM to enhance our mobile, integration and cloud offerings.

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

We offer three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform and Magic xpc iPaaS solution delivers fast and simple integration and orchestration of business processes and applications. We gained over 160 new customers in 2020 operating in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

In 2020, Magic Software significantly enhanced its new Angular based web client capabilities, provided GIT version control capability as an integral part of expanding its CI/CD overall capabilities, as well as enhanced compare and merge functionality under its xpa 4.7 release.

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

In 2020, Magic Software enhanced the above Local Agent capability with more functionality, added additional connectors (e.g., OPC for manufacturing) and invested more resources in the overall product stability. In addition, Magic Software has added various features to the platform to expand its  product offering, per customer requests.

In 2021, we plan to enhance the above Local Agent capability with more functionality, add additional connectors (e.g., OPC for manufacturing) and invest more resources in the overall product stability. In addition, we plan to continue to expand our product offering with additional features, per customer requests.

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

FactoryEye

On May 2019 Magic Software launched the releases of FactoryEye, a proprietary high performance, low-code, flexible, hybrid platform built specially for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. Magic Software has hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye. The product’s intuitive and user-friendly dashboards empower manufacturers by providing all the analysis they need in order to make faster and smarter decisions based on real time data and analytics. This translates into improved productivity, faster delivery times, and better control over the manufacturing processes, leading to increased customer satisfaction and higher profit margins. FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems.

FactoryEye collects real-time data from existing machinery and operational systems and transforms it into actionable intelligence for immediate results and continuous improvement in the manufacturing process. The solution brings the benefits of Industry 4.0 connectivity to mid-sized manufacturers in several industry verticals, including automotive parts, food & beverage, medical devices, metal processing, packaging, plastics & rubber and specialty manufacturing.

The addition of FactoryEye to Magic Software’s software portfolio allows Magic Software to provide to its new and existing manufacturing clients, with a comprehensive Industry 4.0 solution and aligns with Magic Software strategy of enhancing its portfolio with enterprise grade technologies.

FactoryEye’s end-to-end solution incorporates several key features:

●	Powered by Magic Software plug and play IIoT Integration platform.

●	Incorporates advanced analytics and AI into decision support

●	Customer KPIs are used to measure and qualify results

●	Leverages investments by integrating existing systems

●	Collects data from automated and semi-automated machines

In addition to offering a dynamic cloud-based software solution, FactoryEye manufacturing consultants work with customers to harmonize their systems and fit the right tools for their needs. Consultants analyze business processes for what is working, formulate a plan to add what is missing from existing systems and create sprints to deliver immediate results. A dynamic cycle of data collection and analysis allows for continuous improvement and flexibility in the optimization process.

Since its launch, Magic Software made a targeted effort to reach mid-sized manufacturers who are looking to improve the efficiency of their factories. Our goal is to position FactoryEye as a solution that offers more than mere factory floor visibility through IIoT connectivity, while remaining more cost effective and customizable than offerings from “Tier 1” companies. To that end, Magic Software has created a new website for FactoryEye which will launch by the end of the first half of 2020, as well as blogs, whitepapers, e-books and email campaigns to spread awareness of this new offering and benefits for mid-sized manufacturers.

As an Oracle Platinum Partner, FactoryEye brings the benefits of Industry 4.0 to mid-sized manufacturing companies, with an easy, affordable, and flexible approach that does not require changing existing systems and infrastructure. This Industry 4.0 solution captures vast amounts of production data, transforms it into actionable intelligence, and empowers workers, managers and executives to make informed decisions in real-time.

In April 2021 Magic Software announced its partnership with JDEMart, which is the largest online marketplace of JD Edwards solutions from vendors all over the world. Adding Magic Software’s FactoryEye solution to JDEMart’s marketplace provides manufacturers using JD Edwards with real-time, actionable intelligence to decision makers at all levels of the company.

In addition, we continue to market Magic Software’s application and integration products. These products continue to provide value and convenience for our customers as low code options to integrate their disparate systems.

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

There are four healthcare service providers in Israel, of which, Maccabi Healthcare Services and Clalit, which are the two largest healthcare providers in Israel accounting for 78% of the Israeli market, have been our customers since the early 1990’s.

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

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(in thousands)
Software sales	$24,272	$28,084	$25,454
Maintenance and technical support	33,181	30,996	30,951
Consulting services	313,741	266,550	227,970
Total revenues	$371,194	$325,630	$284,375

	Year ended December 31,
	2020	2019	2018
	(in thousands)
United States	$177,882	$158,095	$137,066
Israel	149,094	124,523	103,850
Europe	26,947	25,788	28,257
Japan	12,643	12,499	9,797
Other	4,628	4,725	5,405
Total revenues	$371,194	$325,630	$284,375

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

As of December 31, 2020, we employed approximately 161 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

Our sales cycle varies by size of the customer, the number of products purchased and the complexity of the customer’s infrastructure, ranging from several weeks for incremental sales to existing customers to several months for large deployments.

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

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2020:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd	United Kingdom	100%
Hermes Logistics Technologies Limited	United Kingdom	100%
Magic Software Enterprises Spain Ltd	Spain	100%
Coretech Consulting Group, Inc.	Pennsylvania	100%
Coretech Consulting Group LLC	Delaware	100%
Fusion Solutions LLC.	Delaware	100%
Fusion Technical Solutions LLC.	Delaware	49%
Xsell Resources Inc.	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France	France	100%
Magic Beheer B.V.	Netherlands	100%
Magic Benelux B.V.	Netherlands	100%
Magic Software Enterprises GMBH	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd	Israel	100%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	80%
BridgeQuest Labs, Inc..	North Carolina	100%
BridgeQuest, Inc.	North Carolina	100%
Allstates Consulting Services LLC	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	80%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc	Georgia	100%
Infinigy Solutions LLC.	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	99.9%
Skysoft Solutions Ltd.	Israel	75%
Futurewave Systems, Inc.	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc.	Missouri	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage
PowWow Inc.	California	100%
BA Microwaves Ltd.	Israel	56.67%
Stockell Information Systems Inc.	Missouri	100%
Mobisoft Ltd.	Israel	70%
Magic Hands B.V.	Netherlands	100%
Knowledge & Solutions Software B.V.	Netherlands	100%
Aptonet, Inc.	Georgia	100%
Comm-IT USA, Inc.	Delaware	100%
Comblack Municipal Services Ltd.	Israel	70%
Shavit Human resource Ltd.	Israel	100%

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 32,404 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. In 2020, we paid $0.4 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2033.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $3.3 million during the year ended December 31, 2020.

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

Vision and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, cloud computing and Big Data. We believe that our technology and extensive services will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our two largest customers accounted for 15.8% and 19.0% of our revenues in the years ended December 31, 2019 and 2020, respectively and our five largest customers accounted for 23.3% and 26.0% of our revenues in the years ended December 31, 2019 and 2020, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a contract until December 31, 2027, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

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

The following table sets forth for the periods indicated, (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2020	2019	2018	2017	2016
New Israeli Shekel	(7.0)%	(7.8)%	8.1%	(9.8)%	(1.5)%
Euro	(8.5)%	2.0%	4.6%	(12.2)%	3.5%
Japanese Yen	(5.0)%	(1.2)%	(2.4)%	(3.8)%	(2.8)%
British Pound	(3.4)%	(3.1)%	5.6%	(9)%	20.6%
Israeli Consumer Price Index	(0.7)%	0.6%	0.8%	0.4%	(0.2)%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2018, 2019 and 2020.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2018
Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677
Operating income (loss)	$17,430	$19,058	$(4,790)	$31,698
Depreciation, amortization and stock-based compensation expenses	8,727	3,611	420	12,758
Capitalized software development costs	(3,666)	-	-	(3,666)
EBITDA	$22,491	$22,669	$(4,370)	$40,790

2019
Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978
Operating income (loss)	$14,315	$22,648	$(3,311)	$33,652
Depreciation, amortization and stock-based compensation expenses	8,799	5,059	241	14,099
Capitalized software development costs	(4,143)	-	-	(4,143)
EBITDA	$18,971	$27,707	$(3,070)	$43,608

2020
Total revenues	$86,025	$285,169	$-	$371,194
Expenses	64,498	258,907	7,201	330,606
Operating income (loss)	$21,527	$26,262	$(7,201)	$40,588
Depreciation, amortization and stock-based compensation expenses	10,329	3,347	263	13,939
Capitalized software development costs	(3,302)	-	-	(3,302)
EBITDA	$28,554	$29,609	$(6,938)	$51,225

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2020	2019	2018
	(U.S. dollars in thousands)
Gross research and development costs	$12,091	$12,382	$9,362
Less capitalized software development costs	(3,302)	(4,143)	(3,666)
Research and development expenses, net	$8,789	$8,239	$5,696

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

General and Administrative Expenses. General and administrative expenses consist primarily of salaries and related expenses for executive, accounting, human resources and administrative personnel, professional fees, legal expenses, provisions for credit losses, and other general and administrative corporate expenses.

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and impact of foreign currency exchange rates fluctuations.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2020	2019	2018
Revenues:
Software	6.6%	8.6%	9.0%
Maintenance and technical support	8.9	9.5	10.8
Consulting services	84.5	81.9	80.2
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	2.8	3.1	3.5
Maintenance and technical support	1.0	1.3	1.4
Consulting services	66.7	64.2	63.9
Total cost of revenues	70.5	68.6	68.8
Gross profit	29.5	31.4	31.2
Operating costs and expenses:
Research and development, net	2.4	2.5	2.0
Selling and marketing,	8.4	9.4	9.6
General and administrative	7.5	9.1	8.5
Change in valuation of contingent consideration related to acquisitions	0.3	0.1	-
Total operating expenses, net	18.6	21.1	20.1
Operating income	10.9	10.3	11.1
Financial income (expenses), net	(0.3)	(0.3)	0.1
Increase in valuation of contingent consideration related to acquisitions	(0.6)	-	-
Income before taxes on income	10.0	10.0	11.2
Tax on income	(1.9)	(2.1)	(2.5)
Net income attributable to redeemable non-controlling interests	(0.8)	(1.0)	(1.2)
Net income attributable to non-controlling interests	(0.5)	(0.7)	(0.5)
Net income attributable to Magic’s shareholders	6.8	6.2	7.0

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Revenues. Revenues in 2020 increased by 14% from $325.6 million in 2019 to $371.2 million in 2020.

Revenues from the software services business segment remained stagnant with a slight decrease from $86.1 million in 2019 to $86.0 million in 2020.

Revenues from the IT professional services business segment increased by 19% from $239.5 million in 2019 to $285.2 million in 2020, primarily attributable to the inclusion of NetEffects revenues on a full year basis, acquisition of Stockell and Aptonet and increased revenues recorded by Comblack and due to increased demand for IT software services in the financial services and healthcare sectors.

Revenues from sales of proprietary technology software licenses decreased by 24% from $16.4 million in 2019 to $12.4 million in 2020. The decrease is primarily attributed to a multiyear transaction which began and recognized in 2019 with a few key customers.

Revenues from sales of proprietary packaged and third-party software solutions increased by 2% from $11.6 million in 2019 to $11.8 million in 2020.

Revenues from maintenance and technical support increased by 7% from $31.0 million in 2019 to $33.2 million in 2020. The increase is primarily attributable to the increase in our customer base.

Revenues from IT consulting services increased by 18% from $266.6 million in 2019 to $313.7 million in 2020. The increase was primarily attributable to the acquisitions of Aptonet and Stockell and the full year consolidation of NetEffects and increased revenues from two key customers.

The following table summarizes our revenues by geographical market for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2020	2019
	(U.S. dollars in thousands)
United States	$177,882	$158,095
Israel	149,094	124,523
Europe	26,947	25,788
Japan	12,643	12,499
Other	4,628	4,725
Total revenues	$371,194	$325,630

Cost of Revenues. Cost of revenues increased by 17% from $223.5 million in 2019 to $261.6 million in 2020.

Cost of revenues for software increased by 3% from $10.2 million in 2019 to $10.5 million in 2020.

Cost of revenues for maintenance and technical support decreased by 14% from $4.2 million in 2019 to $3.6 million in 2020.

Cost of revenues for IT consulting services increased by 18% from $209.1 million in 2019 to $247.5 million in 2020. The increase in cost of revenues for IT consulting services is consistent with the increase in revenues from the same segment.

Gross Margin. Gross margin declined by 1.9% from 31.4% in 2019 to 29.5% in 2020. The decrease in our gross margin is mainly attributable to the change of our revenue mix related to our software services which remained unchanged between the years while our IT professional services revenues increased by $46 million.

Research and Development Expenses, Net. Gross research and development costs decreased by 2% from $12.4 million in 2019 to $12.1 million in 2020. Net research and development costs increased by 7% from $8.2 million in 2019 to $8.8 million in 2020. In 2020, we capitalized $3.3 million of software development costs compared to $4.1 million in 2019. Net research and development costs as a percentage of revenues was 2.4% in 2020 compared to 2.5% in 2019. Gross (net) research and development costs as a percentage of revenues of our software services business segment remained consistent and was approximately 14% (10%) in 2020 and in 2019.

Selling and Marketing Expenses. Selling and marketing expenses increased by 2% from $30.5 million in 2019 to $31.2 million in 2020. Selling and marketing expenses as a percentage of revenues decreased from 9.4% in 2019 to 8.4% in 2020. The increase is in line with the increase in sales. Selling and marketing expenses for the year ended December 31, 2019 include $74,000 of stock-based compensation recorded under ASC 718. We incurred no stock-based compensation expenses in 2020.

General and Administrative Expenses. General and administrative expenses decreased by 5.0% from $29.5 million in 2019 to $28.0 million in 2020. General and administrative expenses as a percentage of revenues decreased from 9.1% in 2019 to 7.5% in 2020. The decrease in expenses is attributable mainly to cost savings measures taken with respect to the COVID-19 business disruption.

Financial Expenses, Net. We recorded net financial expenses of $1.2 million in 2019 and $0.9 million in 2020. Taxes on Income. We recorded taxes on income of $6.9 million in 2019 compared to $7.3 million in 2020.

Net Income Attributable to Our Shareholders. Our net income increased from $20.3 million in 2019 to $25.2 million in 2020, primarily attributable to an increase in gross profit of $7.5 offset by a revaluation of $3.4 million related to contingent consideration out of which $1.1 million was recorded as part of the operating expenses.

Impact of the COVID-19 Pandemic on Our Operations

The impact of the COVID-19 pandemic has resulted in and will likely continue to result in significant disruptions to the global economy, as well as businesses and capital markets around the world. In an effort to halt the outbreak of COVID-19, a number of countries, including the United States and Israel where we have key operations, placed significant restrictions on travel, and many businesses announced extended closures. It is unclear how long total or partial shutdowns may last and whether additional shutdowns will be necessary to the extent future outbreaks occur.

We have taken various steps to safeguard employees that have had the effect of curtailing direct sales activities. It may take an extended period after current restrictions end for us to engage potential new customers. We continue to monitor our sales pipeline on a day-to-day basis in order to assess the effect of these limitations on our current sales and our future pipeline development.

COVID-19 may impact the health of our employees, management, or customers, reduce the availability of our workforce or those of companies with which we do business, or create disruptions in our supply networks. The adverse effects of such events on us may include disruption to our operations, or demand for our products in the short and/or long term.

Year Ended December 31, 2019 Compared with Year Ended December 31, 2018

Please see Item 5A of our Form 20-F for the Year ended December 31, 2019 filed on May 14, 2020 for this comparison.

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

In November 2016, we obtained a NIS 120 million loan linked to the New Israel Shekel from an Israeli financial institution. We intended to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances (in any event for not less than NIS 5.0 million and thereon for amounts which are a multiple of NIS 5.0 million), is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $100 million (one hundred million U.S. Dollars) at all times;

b.	Our cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars);

c.	The ratio of our total financial debts to total assets will not exceed 50%;

d.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

e.	Cross default, including following an immediate repayment initiated in relation to other financial indebtedness in an amount that exceeds $5 million;

f.	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

g.	If there is a change in control without consent of the lender (a change of control is deemed to occur if Formula ceases to be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 30% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

h.	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

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

As of December 31, 2020, we had $89.7 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $126.4 million and long term debts to banks and others of approximately $13.4 million compared to $95.5 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of $138.2 million and long term debts to banks and others of $15.5 million, as of December 31, 2019.

As of December 31, 2019, and 2020, our long-term and short-term debt amounted to $22.6 million and $24.9 million, respectively and our redeemable non-controlling interests as of December 31, 2019 and 2020 amounted to $21.9 million and $25.0 million, respectively.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2020	2019	2018
	(U.S. dollars in thousands)
Net income from operations	$30,117	$25,598	$24,776
Adjustments to reconcile net income to net cash provided by operating activities	22,179	20,350	(726)
Net cash provided by operating activities	52,296	45,948	24,050
Net cash used in investing activities	(9,604)	(15,440)	(19,554)
Net cash provided by (used in) financing activities	(39,647)	(36,980)	8,426
Effect of exchange rate changes on cash and cash equivalents	3,167	1,261	(1,872)
Increase (decrease) in cash and cash equivalents from operations	$6,212	$(5,211)	$11,050

Net cash provided by operating activities was $52.3 million for the year ended December 31, 2020, compared to $45.9 million and $24.1 million for the years ended December 31, 2019 and 2018, respectively.

Net cash provided by operations in 2020 consisted primarily of $30.1 million of net income adjusted for non-cash activities, including $13.9 million of depreciation and amortization expenses, net, a $3.4 million decrease in other long term and short term accounts receivable and prepaid expenses, a $1.9 million increase in trade payables, a $8.2 million increase in accrued expenses and other accounts payable, and a $1.4 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar, offset by a $1.7 million change in deferred taxes, net, a $3.9 million increase in trade receivables, and a $0.9 million decrease in deferred revenues,.

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

Net cash used in investing activities was approximately $9.6 million for the year ended December 31, 2020, compared to net cash used in investing activities of approximately $15.4 million for the year ended December 31, 2019 and net cash used in investing activities of approximately $19.6 million for the year ended December 31, 2018.

Net cash used in investing activities in 2020 is primarily attributable to $16.5 million used in business combinations, $2.8 million used to purchase property and equipment and $3.3 million of capitalized software development costs, offset by proceeds of $7.5 million from investment in short-term bank deposits, and proceeds of $5.4 million from maturity of marketable securities.

Net cash used in investing activities in 2019 is primarily attributable to $0.7 investment in long-term bank deposits, $22.6 million used in business combinations, $1.4 million used to purchase property and equipment and $4.1 million of capitalized software development costs, offset by $10.0 million investment in short-term bank deposits, and $3.4 million provided by proceeds from maturity of marketable securities.

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

Net cash used in financing activities was approximately $39.6 million for the year ended December 31, 2020, primarily attributable to dividend distributions of $12.5 million, dividends paid to non-controlling interests of $5.1 million, dividends paid to redeemable non-controlling interests of $4.6 million, purchase of redeemable non-controlling interests of $18.0 million, and repayment of short-term and long-term loans of $9.4 million, which were offset by $0.1 million received from the exercise of employee options, and proceeds from short-term and long-term loans received in the amount of $9.6 million.

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software services to the customer, either at a point in time or over time. We recognize our revenues from software sales at a point in time upon delivery of a software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the we generally account for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. We recognize revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2018, 2019 and 2020, no material estimated losses were identified. In addition, we provide professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

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

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. Sales commissions are considered incremental costs of obtaining a contract with a customer and are deferred and amortized. We capitalize and amortize incremental costs of obtaining a contract, such as certain sales commission costs, on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. We generally expense sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commission which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2020, no costs were capitalized.

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

We assess the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2018, 2019 and 2020, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2019 and 2020 we recorded $0.3 million and $3.4 million, with respect to changes in the fair value of contingent consideration liability, respectively.

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2020, we operate in four reporting units within its operating segments.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2018, 2019 and 2020 and did not identify any impairment losses. See Note 9 to our financial statements included in this annual report for further disclosures required under ASC 350.

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

During the years ended December 31, 2018, 2019 and 2020, no impairment indicators were identified.

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

We did not record any impairment in the value of marketable securities during the years ended December 31, 2018, 2019 and 2020.

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

During the years ended December 31, 2018, 2019, we recognized stock-based compensation expense related to employee stock options in the amount of $0.2 million, $0.1 million, respectively. We did not recognize stock-based compensation expenses in connection with employee stock options in 2020.

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

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $14.2 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

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

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2018, 2019 and 2020, we invested $9.4 million, $12.4 million and $12.1 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2020, we employed 233 employees in research and development activities, of which 78 persons were located in Israel, 129 persons in India, 20 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of December 31, 2020 and the effect we expect them to have on our liquidity and cash flow in future periods.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	over 3 years
Operating lease obligations	$29,176,000	$3,853,000	$5,987,000	$19,336,000
Liabilities due to acquisition activities	22,637,000	4,998,000	17,639,000	-
Severance payments, net*	5,545,000	-	-	-
Uncertainties in income taxes (ASC 740) **	1,103,000	-	-	-
Short and Long term debt	24,881,000	11,529,000	13,056,000	296,000
Total contractual obligations	$83,342,000	$20,380,000	$36,682,000	$19,632,000

*	Severance payments relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

**	Payment of uncertain tax benefits would result from settlements with taxing authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	53	Chief Executive Officer and Director
Sagi Schliesser (1)	49	External Director
Ron Ettlinger (1)	54	External Director
Naamit Salomon	56	Director
Avi Zakay (1)	42	Director
Asaf Berenstin	43	Chief Financial Officer
Arik Kilman	68	Chairman, Software Solutions division
Yakov Tsaroya	51	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Uzi Yaari	47	Chief Executivee Officer of Complete Business Solutions
Arik Faingold	44	President, Integration Solutions division
Yuval Baruch	54	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	69	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	52	Vice President Technology and innovation of Software Solutions division

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein, Avi Zakay and Ms. Naamit Salomon were re-elected as directors at our 2020 annual general meeting of shareholders to serve as directors until our 2021 annual general meeting of shareholders.

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

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2020.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (13 persons)	$3,361,141	$87,971

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2020. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2020.

2020 Summary Compensation Table

Name and Position	Salary	Bonus (1)	All Other Compensation(3)	Total
Yakov Tsaroya, President, Coretech Consulting Group LLC	$234,000	$612,000	$9,000	$855,000
Arik Faingold, President, Integration Solutions division	379,593	184,844		564,437
Arik Kilman, Chairman, Software Group	418,361	92,969		511,330
Yuval Baruch, Chief Executive Officer of Hermes Logistics	207,160	112,310		319,470
Hanan Shahaf, Chief Executive Officer of Roshtov Software Industries Ltd	297,978		12,631	310,609

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2020, we paid to each of our outside and independent directors an annual fee of $27,789 and a per-meeting attendance fee of $750. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of December 31, 2020, our directors and executive officers as a group, then consisting of 13 persons, held options to purchase an aggregate of 15,000 ordinary shares, at exercise prices of $2.93 per share. All of these options will expire in 2021. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

During the year ended December 31, 2020, we sold approximately $2.8 million of services to affiliated companies of Formula Systems. In 2020, we also purchased from those affiliated companies approximately $0.8 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

Approval Process of Terms of Service and Employment of Office Holders

Under the Israeli Companies Law, the method of approval of Terms of Service and Employment of office holders must be approved as follows:

●	With respect to an office holder who is not the general manager, a director, a controlling shareholder or a relative of the controlling shareholder:

●	In the event the transaction is in accordance with the compensation policy of the company – approval (in the following order) of: (i) compensation committee and (ii) board of directors.

●	In the event the transaction is not in accordance with the compensation policy of the company – approval, in special cases (in the following order), by the (i) compensation committee, (ii) board of directors and (iii) company’s shareholders, by a simple majority, provided that such majority shall include (i) at least one half of the votes of shareholders who are participating in the vote and are not controlling shareholders or do not have a personal interest regarding the approval of the compensation policy, or (ii) the aggregate number of the opposing votes, voted by shareholders who do not have such personal interest or are not controlling shareholders, do not exceed two percent (2%) of the entire voting rights in the company (the “Special Majority”). Under these circumstances, the compensation committee and board of directors are required to approve the transaction based on certain considerations and include certain instructions in connection with the compensation policy. In the event the company’s shareholders do not approve the compensation of the office holder, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

●	With respect to a company’s general manager (generally the equivalent of a CEO):

●	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

●	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder.

●	The Israeli Companies Law includes an exception from the shareholder approval requirement in connection with the approval of a transaction with a general manager candidate, subject to certain conditions. In addition, in the event the company’s shareholders do not approve the compensation of the general manager, the compensation committee and board of directors may still approve the transaction, in special cases and with detailed reasons and after discussion and examining the rejection of the company’s shareholders.

●	With respect to a director who is not a controlling shareholder or a relative of the controlling shareholder:

●	In the event the transaction is in accordance with the compensation policy – approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with a regular majority.

●	In the event the transaction is not in accordance with the compensation policy – the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

●	With respect to a controlling shareholder or a relative of a controlling shareholder:

●	In the event the transaction is in accordance with the compensation policy - approval (in the following order) by the: (i) compensation committee, (ii) board of directors and (iii) company’s shareholders with the “Special Majority” described above.

●	In the event the transaction is not in accordance with the compensation policy: the approval process and requirements are the same as the approval process for such a transaction with an office holder who is not the general manager, a controlling shareholder or a relative of the controlling shareholder (other than the possibility to approve a transaction that was not approved by the shareholders).

In accordance with the Israeli Companies Law, the audit committee is responsible to determine that Controlling Party Transactions shall be subject to a competitive procedure or other similar procedure before such transactions are approved.

Our latest amended compensation policy was adopted on February 25, 2021.

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

On February 25, 2021, our shareholders approved that the coverage of our directors’ and officers’ liability insurance policy will be up to a maximum amount of $60,000,000, both per claim and in the aggregate, plus up to $10,000,000 of Side A Difference in Conditions coverage. In addition, it was approved that we may pay an annual premium not exceeding $2,000,000 per year (which may be increased by no more than 20% per year), and that any renewal, extension or replacement thereof will be on terms substantially similar to or better (from the perspective of the directors and officers) than those of the then-effective insurance policy.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2020	2019	2018
Israel	1,184	1,133	999
Asia	204	186	164
North America	1,513	1,194	933
South Africa	12	14	14
Europe	126	115	116
Total	3,039	2,642	2,226

The following table presents the number of our employees categorized by activity as of December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2020	2019	2018
Technical support and consulting	2,506	2,126	1,761
Research and development	233	212	198
Marketing and sales	161	158	140
Operations and administrations	139	146	127
Total	3,039	2,642	2,226

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have steadily increased our workforce and have been successful in integrating our new employees and keeping our employees engaged. Investing in our employees' career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

We are committed to providing a safe work environment for our employees. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home, mandatory social distancing requirements in the workplace (such as adding more space between work spaces) and health monitoring for our employees, daily office disinfection and sanitization, provision of hand sanitizer and face masks to all employees, and improvement and optimization of our telecommuting system to support remote work arrangements.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of December 31, 2020 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin (3)	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	38,130	*
Yakov Tsaroya	20,000	*
Yuval Lavi	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,035,055 Ordinary Shares issued and outstanding as of December 31, 2020.

(3)	Includes 15,000 currently exercisable options granted under our 2007 Stock Option Plan, having an exercise price of $2.94 per share that expire in 2021 at the latest and 23,225 Ordinary Shares.

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2020, an aggregate of 932,500 Ordinary Shares are available for future grants under the Plan.

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

During 2020, options to purchase an aggregate of 95,517 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $2.28 per share and options to purchase 24,250 Ordinary Shares remained outstanding. As of December 31, 2020, our executive officers and directors as a group, consisting of 13 persons, held options to purchase 15,000 Ordinary Shares under the 2007 Plan, having an exercise price of $2.94 per share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, holds 22,324,434 or 45.53% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which holds 25.60% of the Ordinary Shares of Formula Systems. Guy Bernstein owns 11.89% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement, which was amended on September 7, 2020, with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.49% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of December 31, 2020 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership (2)
Formula Systems (1985) Ltd. (3)	22,324,434	45.53%
Harel Insurance (4)	4,835,262	9.86%
Clal Insurance Enterprises Holdings Ltd (5)	3,765,068	7.68%
Yelin Lapidot (6)	2,626,903	5.36%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,035,055 Ordinary Shares issued and outstanding as of December 31, 2020.

(3)	Asseco owns 25.60% of the outstanding shares of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,324,434 Ordinary Shares held directly by Formula Systems. Guy Bernstein owns 11.89% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement, which was amended on September 7, 2020, with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,817,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.49% of Formula’s outstanding ordinary shares. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on Schedule 13G amendment filed on January 27, 2021, Harel Insurance Investments & Financial Services Ltd. Such Ordinary shares are held by members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of the Reporting Person, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. Harel Insurance Investments & Financial Services Ltd. is an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(5)	Based on Schedule 13G amendment filed on February 16, 2020, by Clal Insurance Enterprises Holdings Ltd. Of the 3,765,068 Ordinary Shares held as of December 31, 2020 and reported by such shareholder (i) 71,909 Ordinary Shares are beneficially held for its own account; and (ii) 3,693,159 are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Clal Insurance Enterprises Holdings Ltd is an Israeli public company, with a principal business address at 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

(6)	Based on Schedule 13G amendment filed on February 2, 2020. Of the 2,626,903 Ordinary Shares reported by such shareholder as of December 31, 2020, (i) 1,587,859 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. and (ii) 1,039,044 Ordinary Shares (representing 2.12% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. The Ordinary Shares beneficially owned by Yelin are held by provident funds managed by Yelin Lapidot Provident Funds Management Ltd., or Yelin Provident, and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd., or Yelin Mutual. Each of Yelin Provident and Yelin Mutual is a wholly-owned subsidiary of Yelin Holdings. Messrs. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Holdings, and are responsible for the day-to-day management of Yelin Holdings. The Ordinary Shares beneficially owned are held for the benefit of the members of the provident funds and the mutual funds. Each of Messrs. Yelin and Lapidot, Yelin Holdings, Yelin Provident and Yelin Mutual disclaims beneficial ownership of the subject Ordinary Shares. The address of Yalin is 50 Dizengoff Street, Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

Significant Changes in the Ownership of Major Shareholders

In July 2018, Formula participated in our private placement (together with other institutional investors) and reported on July 30, 2018 on Schedule 13D/A that it holds 22,080,468 Ordinary Shares reflecting ownership of 45.2%. It currently holds 22,324,434 Ordinary Shares reflecting an ownership level of 45.53%.

In the past three years, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed several Schedules 13G with the SEC reflecting their level of investment in our company. A Schedule 13G amendment filed with the SEC on January 27, 2020, reflected an ownership of 2,972,929, or 6.08% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on February 2, 2021, reflected ownership of 2,626,903, or 5.36% of our Ordinary Shares.

Based on a Schedule 13G filed on January 29, 2019, Harel Insurance Investments & Financial Services Ltd. held 2,728,908 or 5.58% of our Ordinary Shares. Based on written notification received from Harel Insurance Investments & Financial Services Ltd on March 31, 2020, subsequent to Amendment No.1 to Schedule 13G filed on January 23, 2020, Harel Insurance Investments & Financial Services Ltd. holds 4,564,903 or 9.32% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 27, 2021, reflected ownership of 4,835,262, or 9.86% of our Ordinary Shares.

In January 2018, Clal first filed a Schedule 13G with the SEC reflecting ownership of 2,276,349 or 5.2% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 14, 2019, reflected an increase in ownership to 3,630,149, or 7.43% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 10, 2020, reflected an increase in ownership to 4,144,717, or 8.5% of our Ordinary Shares. A Schedule 13G filed with the SEC on February 16, 2021, reflected a decrease in ownership to 3,765,068, or 7.68% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of January 1, 2021, there were 53 record holders, of which 42 record holders holding approximately 96.5% of our Ordinary Shares had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

Legal Proceedings

Other than with respect to the below mentioned legal proceedings, we and our subsidiaries are, from time to time, subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters. Based upon the advice of counsel, we do not believe that the ultimate resolution of these matters will materially affect our consolidated financial position, results of operations or cash flows.

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

We rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. At this point, all the relevant motions have been filed and all witnesses were deposed including submission of legal summaries. We are unable to make a reasonably reliable estimate of our chances of successfully defending this lawsuit.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2020.

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

An Industrial Company is entitled to certain corporate tax benefits, including:

●	Amortization of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight-year period commencing on the year in which such rights were first exercised;

●	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it; and

●	Expenses related to a public offering are deductible in equal amounts over three years beginning from the year of the offering.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 651,600 for 2020 (approximately $0.2 million) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

Estate and Gift Tax

Israeli law presently does not impose estate or gift taxes.

United States Federal Income Taxation

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Ordinary Shares. This description addresses only the U.S. federal income tax considerations that may be relevant to U.S. Holders (as defined below) who hold our Ordinary Shares as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”) Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof and the U.S.-Israel Tax Treaty (the “Treaty”), all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively or to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not take a different position concerning the tax consequences of the acquisition, ownership or disposition of our Ordinary Shares or that such a position would not be sustained. This discussion does not address all tax considerations that may be relevant to a U.S. Holder of Ordinary Shares. In addition, this description does not account for the specific circumstances of any particular investor, such as:

●	broker-dealers;

●	financial institutions or financial services entities;

●	certain insurance companies;

●	investors liable for alternative minimum tax;

●	regulated investment companies, real estate investment trusts, or grantor trusts;

●	dealers or traders in securities, commodities or currencies;

●	tax-exempt organizations;

●	retirement plans;

●	S corporations:

●	pension funds;

●	certain former citizens or long-term residents of the United States;

●	non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar;

●	persons who hold Ordinary Shares through partnerships or other pass-through entities;

●	persons who acquire their Ordinary Shares through the exercise or cancellation of employee stock options or otherwise as compensation for services;

●	direct, indirect or constructive owners of investors that actually or constructively own at least 10% of the total combined voting power of our shares or at least 10% of our shares by value; or

●	investors holding Ordinary Shares as part of a straddle, appreciated financial position, a hedging transaction or conversion transaction.

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

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of Ordinary Shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over the trust’s administration and (2) one or more U.S. persons have the authority to control all of the substantial decisions of the trust.

Unless otherwise indicated, it is assumed for the purposes of this discussion that the Company is not, and will not become, a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. See “—Passive Foreign Investment Companies” below.

Taxation of Distributions

Subject to the discussion below under the heading “—Passive Foreign Investment Companies,” the gross amount of any distributions received with respect to our Ordinary Shares, including the amount of any Israeli taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes when such distribution is actually or constructively received, to the extent such distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. Because we do not expect to maintain calculations of our earnings and profits under U.S. federal income tax principles, you should expect that the entire amount of any distribution will be taxable to you as dividend income. Dividends are included in gross income at ordinary income rates, unless such dividends constitute “qualified dividend income,” as set forth in more detail below. Distributions in excess of our current and accumulated earnings and profits would be treated as a non-taxable return of capital to the extent of your adjusted tax basis in our Ordinary Shares and any amount in excess of your tax basis would be treated as gain from the sale of Ordinary Shares. See “—Sale, Exchange or Other Disposition of Ordinary Shares” below for a discussion of the taxation of capital gains. Our dividends would not qualify for the dividends-received deduction generally available to corporations under section 243 of the Code.

Dividends that we pay in NIS, including the amount of any Israeli taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received, regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would generally be treated as U.S.-source ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of NIS.

Subject to complex limitations, some of which vary depending upon the U.S. Holder’s circumstances, any Israeli withholding tax imposed on dividends paid with respect to our Ordinary Shares, may be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). Israeli taxes withheld in excess of the applicable rate allowed by the Treaty (if any) will not be eligible for credit against a U.S. Holder’s federal income tax liability. The limitation on foreign income taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid with respect to our common stock generally will be treated as foreign-source passive category income or, in the case of certain U.S. Holders, general category income for U.S. foreign tax credit purposes. Further, there are special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to a reduced tax rate. A U.S. Holder may be denied a foreign tax credit with respect to Israeli income tax withheld from dividends received on our Ordinary Shares if such U.S. Holder fails to satisfy certain minimum holding period requirements or to the extent such U.S. Holder’s position in Ordinary Shares is hedged. An election to deduct foreign taxes instead of claiming a foreign tax credit applies to all foreign taxes paid or accrued in the taxable year. The rules relating to the determination of the foreign tax credit are complex. You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations (including the PFIC rules discussed below), “qualified dividend income” received by a non-corporate U.S. Holder may be subject to tax at the lower long-term capital gain rates (currently, a maximum rate of 20%). Distributions taxable as dividends paid on our Ordinary Shares should qualify for a reduced rate if we are a “qualified foreign corporation,” as defined in Code section 1(h)(11)(C). We will be a qualified foreign corporation if either: (i) we are entitled to benefits under the Treaty or (ii) our Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Treaty and that our Ordinary Shares currently are readily tradable on an established securities market in the United States. However, no assurance can be given that our Ordinary Shares will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied, nor does it apply to dividends received from a PFIC (see discussion below), in respect of certain risk-reduction transactions, or in certain other situations. U.S. Holders of our Ordinary Shares should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our Ordinary Shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our Ordinary Shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives NIS in connection with the sale or disposition of our Ordinary Shares, the amount realized will be based on the U.S. dollar value of the NIS received with respect to the Ordinary Shares as determined on the settlement date of such exchange. A cash basis U.S. Holder who receives payment in NIS and converts NIS into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss, based on any appreciation or depreciation in the value of NIS against the U.S. dollar, which would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of currency exchange gain or loss required of cash basis taxpayers with respect to a sale or disposition of our Ordinary Shares that are traded on an established securities market, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder is required to calculate the value of the proceeds as of the “trade date” and may have a foreign currency gain or loss for U.S. federal income tax purposes in the event of any difference between the U.S. dollar value of NIS prevailing on the trade date and on the settlement date. Any such currency gain or loss generally would be treated as U.S.- source ordinary income or loss and would be subject to tax in addition to the gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such Ordinary Shares.

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2020 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

If we were a PFIC for any taxable year during which a U.S. Holder owned Ordinary Shares, certain adverse consequences could apply to the U.S. Holder. Specifically, unless a U.S. Holder makes one of the elections mentioned below, gain recognized by the U.S. Holder on a sale or other disposition of Ordinary Shares would be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability. Further, any distribution in excess of 125% of the average of the annual distributions received by the U.S. Holder on our Ordinary Shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described immediately above. In addition, if we were a PFIC for a taxable year in which we pay a dividend or the immediately preceding taxable year, the preferential dividend rates discussed above with respect to dividends paid to certain non-corporate U.S. Holders would not apply. If we were a PFIC for any taxable year in which a U.S. Holder owned our shares, the U.S. Holder would generally be required to file annual returns with the IRS on IRS Form 8621.

If we are treated as a PFIC with respect to you for any taxable year, you will be deemed to own shares in any entities in which we own equity that are also PFICs (“lower tier PFICs”), and you may be subject to the tax consequences described above with respect to the shares of such lower tier PFIC you would be deemed to own.

i. Mark-to-market elections

If we are a PFIC for any taxable year during which you hold ordinary shares, then instead of being subject to the tax and interest charge rules discussed above, you may make an election to include gain on the ordinary shares as ordinary income under a mark-to-market method, provided that such ordinary shares are “marketable.” The ordinary shares will be marketable if they are “regularly traded” on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations, such as the New York Stock Exchange (or on a foreign stock exchange that meets certain conditions). For these purposes, the ordinary shares will be considered regularly traded during any calendar year during which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose meeting this requirement will be disregarded. However, because a mark-to-market election cannot be made for any lower tier PFICs that we may own, you will generally continue to be subject to the PFIC rules discussed above with respect to your indirect interest in any investments we own that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. As a result, it is possible that any mark-to-market election with respect to the ordinary shares will be of limited benefit.

If you make an effective mark-to-market election, in each year that we are a PFIC, you will include in ordinary income the excess of the fair market value of your ordinary shares at the end of the year over your adjusted tax basis in the ordinary shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, in each year that we are a PFIC, any gain that you recognize upon the sale or other disposition of your ordinary shares will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount of previously included income as a result of the mark-to-market election.

Your adjusted tax basis in the ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules discussed above. If you make an effective mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

ii. Qualified electing fund elections

In certain circumstances, a U.S. equity holder in a PFIC may avoid the adverse tax and interest charge regime described above by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to the ordinary shares only if we agree to furnish you annually with a PFIC annual information statement as specified in the applicable U.S. Treasury regulations. We do not intend to provide the information necessary for you to make a qualified electing fund election if we are classified as a PFIC. Therefore, you should assume that you will not receive such information from us and would therefore be unable to make a qualified electing fund election with respect to any of our ordinary shares were we to be or become a PFIC.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds may be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains from the sale or exchange of our Ordinary Shares.

Backup Withholding and Information Reporting

Payments in respect of our Ordinary Shares may be subject to information reporting to the IRS and to U.S. backup withholding tax at the rate (currently) of 24%. Backup withholding will not apply, however, if you (i) fall within certain exempt categories and demonstrate the fact when required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

U.S. citizens and individuals taxable as resident aliens of the United States that (i) own “specified foreign financial assets” (as defined in Section 6038D of the Code and the regulations thereunder) with an aggregate value in a taxable year in excess of certain thresholds (as determined under rules in Treasury regulations) and (ii) are required to file U.S. federal income tax returns generally will be required to file an information report with respect to those assets with their tax returns. IRS Form 8938 has been issued for that purpose. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, foreign stocks held directly, and interests in foreign estates, foreign pension plans or foreign deferred compensation plans. Under those rules, our Ordinary Shares, whether owned directly or through a financial institution, estate or pension or deferred compensation plan, would be “specified foreign financial assets.” Under Treasury regulations, the reporting obligation applies to certain U.S. entities that hold, directly or indirectly, specified foreign financial assets. Penalties can apply if there is a failure to satisfy this reporting obligation. In addition, in the event a U.S. Holder that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date that the required information is filed. A U.S. Holder is urged to consult the U.S. Holder’s tax advisor regarding the reporting obligation.

Any U.S. Holder who acquires more than $100,000 of our Ordinary Shares or holds 10% or more of our Ordinary Shares by vote or value may be subject to certain additional U.S. information reporting requirements.

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

The documents concerning our company that are referred to in this annual report may also be inspected at our offices located at Yahadut Canada 1 Street, Or Yehuda 6037501, Israel.

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

As of December 31, 2020, we had approximately $88.4 million in cash and cash equivalents and short term bank deposits and $1.2 million in marketable securities. Our marketable securities include investments in commercial bonds. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2020 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.1 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2020 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $1.8 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2020 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.9 million, $0.4 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2020 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.8 million, $0.3 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2020, we had no trading securities that are classified as available for sale.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2020. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2020, our disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Aptonet Inc., Mobisoft Ltd. and Stockell Information Systems Inc., that were acquired during 2020 and included in our 2020 consolidated financial statements and constituted 3% and 1% of total and net assets, respectively as of December 31, 2020 and 5% and 10% of revenues and net income, respectively, for the year then ended

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2020 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2020 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2020	2019
Audit (1)	$365,000	$355,000
Tax and other (2)	$92,000	$115,000
Total	$457,000	$470,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

●	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934[4]
4.1	2000 Employee Stock Option Plan[5]
4.2	2007 Incentive Compensation Plan[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 2.2 to the registrant’s registration statement on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(6)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises LTD. (“the Company”) as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1% and 1% at December 31, 2020 and 2019, respectively, and total revenues of 3%, 4% and 3% for the years ended December 31, 2020, 2019 and 2018, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 13, 2021 expressed an unqualified opinion thereon.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Goodwill

Description of the Matter

At December 31,2020, the Company had 135,682 of goodwill. As discussed in Note 2 to the consolidated financial statement, goodwill is tested annually for impairment, or more frequently if impairment indicators arise. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. If the Company’s carrying amount of a reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount over the calculated fair value. The Company determines the fair value of its reporting units using the income approach, which considers a discounted future cash flow analysis using judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. The company performed an annual impairment test.

Auditing the Company’s goodwill test was complex and highly judgmental due to the significant estimation and assumptions required by management to estimate the fair value of the reporting units. In particular, significant assumptions, such as projected the future operating cash flows based on forecasted operating income margins, future revenues, the selection of terminal value growth rate, and discount rate. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the effectiveness of controls over goodwill impairment testing process, including those over management’s assessment of the significant assumption and the projected future operating cash flows based on forecasted operating income margins, including future revenues, and the selection of the terminal value growth rate and discount rate.

Our audit procedures to evaluate the significant judgments made by management to test the estimated fair value of the Company’s reporting units included, among others, evaluating the reasonableness of management’s projected future operating cash flows based on forecasted EBIT margins, including future revenues by comparing to (1) historical results, (2) internal communications to management and the Board of Directors, and (3) forecasted information included in Company press releases, analyst and industry reports of the Company and companies in its peer group.

We also evaluated the appropriateness of the related disclosures included in Note 2 to the consolidated financial statements in relation to Goodwill impairment.

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

We have served as the Company’s auditor since 1984.

Tel-Aviv, Israel

May 13. 2021

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (“the COSO criteria”). In our opinion, the Company, based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2020. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Aptonet Inc., Mobisoft Ltd. and Stockell Information Systems, Inc., that were acquired during 2020 and included in the 2020 consolidated financial statements of the Company and constituted 3% and 1% of total and net assets, respectively as of December 31, 2020 and 5% and 10% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Aptonet Inc., Mobisoft Ltd. and Stockell Information Systems, Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2020 and the related notes and our report dated May 13, 2021 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER

A Member of Ernst & Young Global

Tel-Aviv, Israel

May 13, 2021

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2020	2019
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$88,127	$81,915
Short-term bank deposits	289	6,996
Marketable securities	1,238	6,600
Trade receivables (net of allowance of $ 3,967 and $ 3,810 at December 31, 2020 and 2019, respectively)	111,059	96,694
Other accounts receivable and prepaid expenses	10,513	12,845

Total current assets	211,226	205,050

LONG-TERM ASSETS:
Severance pay fund	4,673	4,013
Deferred tax asset	6,397	2,188
Operating lease right-of-use assets	24,509	14,956
Other long-term receivables	5,507	5,879

PROPERTY AND EQUIPMENT, NET	5,988	3,649

INTANGIBLE ASSETS, NET	53,404	51,128

GOODWILL	135,682	117,743

Total long-term assets	236,160	199,556

Total assets	$447,386	$404,606

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2020	2019
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt	$11,529	$7,079
Trade payables	14,250	10,990
Accrued expenses and other accounts payable	41,846	32,619
Current maturities of operating lease liabilities	3,413	3,833
Liabilities due to acquisition activities	4,998	3,638
Deferred revenues and customer advances	8,793	8,724

Total current liabilities	84,829	66,883

LONG TERM LIABILITIES:
Long-term debt	13,352	15,540
Long-term operating lease liabilities	21,109	11,119
Long-term liabilities due to acquisition activities	10,926	8,613
Deferred tax liability	17,639	11,069
Accrued severance pay	5,545	4,770

Total long term liabilities	68,571	51,111

COMMITMENTS AND CONTINGENCIES, see Note 16

REDEEMABLE NON-CONTROLLING INTEREST	24,980	21,915

EQUITY:
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2020 and 2019; Issued and Outstanding: 49,035,055 and 48,939,538 shares at December 31, 2020 and 2019, respectively	1,164	1,161
Additional paid-in capital	211,713	218,647
Accumulated other comprehensive income (loss)	7,835	(324)
Retained earnings	39,720	28,354

Total equity attributable to Magic Software Enterprises shareholders	260,432	247,838
Non-controlling interests	8,574	16,859

Total equity	269,006	264,697

Total liabilities, redeemable non-controlling interest and equity	$447,386	$404,606

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2020	2019	2018

Revenues:
Software	$24,272	$28,084	$25,454
Maintenance and technical support	33,181	30,996	30,951
Consulting services	313,741	266,550	227,970

Total revenues	371,194	325,630	284,375

Cost of revenues:
Software	10,487	10,220	9,960
Maintenance and technical support	3,598	4,167	4,120
Consulting services	247,517	209,114	181,477

Total cost of revenues	261,602	223,501	195,557

Gross profit	109,592	102,129	88,818

Operating costs and expenses:
Research and development, net	8,789	8,239	5,696
Selling and marketing	31,160	30,454	27,197
General and administrative	27,967	29,529	24,265
Change in valuation of contingent consideration related to acquisitions	1,088	255	(38)

Total operating costs and expenses	69,004	68,477	57,120

Operating income	40,588	33,652	31,698
Financial income (expenses), net	(917)	(1,169)	153
Increase in valuation of consideration related to acquisitions	(2,268)	(11)	(4)

Income before taxes on income	37,403	32,472	31,847
Taxes on income	7,286	6,874	7,071

Net income	30,117	25,598	24,776
Net income attributable to redeemable non-controlling interests	2,526	3,111	3,383
Net income attributable to non-controlling interests	2,405	2,221	1,510

Net income attributable to Magic Software Enterprises shareholders	$25,186	$20,266	$19,883

Net earnings per share attributable to Magic Software Enterprises’ shareholders:
Basic and Diluted earnings per share	$0.49	$0.26	$0.39

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018

Net income	$30,117	$25,598	$24,776

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments, net	10,275	8,125	(8,217)
Unrealized gains (losses) from available-for-sale securities	(1)	95	(36)

Total other comprehensive income (loss), net of tax	10,274	8,220	(8,253)

Total comprehensive income	40,391	33,818	16,523

Comprehensive income attributable to redeemable non-controlling interests	4,374	5,106	1,649
Comprehensive income attributable to non-controlling interests	2,672	2,645	1,200

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$33,345	$26,067	$13,674

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity

Balance as of January 1, 2018	44,488,578	1,040	183,445	83	25,713	3,282	213,563
Issue of share capital, net of issuance costs of $ 400	4,268,293	117	34,452	-	-	-	34,569
Exercise of stock options	104,167	2	309	-	-	-	311
Stock-based compensation	-	-	194	-	-	-	194
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(1,726)	-	(1,726)
Dividend	-	-	-	-	(13,348)	(69)	(13,417)
Other comprehensive loss	-	-	-	(6,208)	-	(310)	(6,518)
Net income	-	-	-	-	19,883	1,510	21,393

Balance as of December 31, 2018	48,861,038	1,159	218,400	(6,125)	30,522	4,413	248,369
Exercise of stock options	78,500	2	173	-	-	-	175
Stock-based compensation	-	-	74	-	-	-	74
Acquisition of redeemable non-controlling interests	-	-	-	-	(911)	-	(911)
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(6,560)	-	(6,560)
Acquisition of non-controlling interests	-	-	-	-	-	359	359
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	9,899	9,899
Dividend	-	-	-	-	(14,963)	(457)	(15,420)
Other comprehensive income	-	-	-	5,801	-	424	6,225
Net income	-	-	-	-	20,266	2,221	22,487

Balance as of December 31, 2019	48,939,538	1,161	218,647	(324)	28,354	16,859	264,697
Exercise of stock options	95,517	3	253				256
Acquisition of redeemable non-controlling interests			(5,972)				(5,972)
Increase in value of put options of redeemable non-controlling interests					(1,317)		(1,317)
Acquisition of non-controlling interests			(1,215)			(3,409)	(4,624)
Non-controlling interests reclassification to Redeemable non-controlling interests						(6,617)	(6,617)
Dividend					(12,503)	(931)	(13,434)
Other comprehensive income				8,159		267	8,426
Net income					25,186	2,405	27,591

Balance as of December 31, 2020	49,035,055	1,164	211,713	7,835	39,720	8,574	269,006

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from operating activities:

Net income	$30,117	$25,598	$24,776
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,939	14,025	12,564
Stock-based compensation	-	74	194
Change in deferred taxes, net	(1,650)	(1,893)	526
Amortization of marketable securities premium and accretion of discount	(70)	117	189
Net change in operating assets and liabilities:
Trade receivables, net	(3,939)	6,550	(11,367)
Other long-term and short-term accounts receivable and prepaid expenses	3,399	9,594	(4,364)
Trade payables	1,899	(5,273)	2,203
Exchange rate of loans	1,362	1,895	(2,099)
Accrued expenses and other accounts payable	8,175	(7,673)	1,802
Deferred revenues	(936)	2,934	(374)

Net cash provided by operating activities	52,296	45,948	24,050

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Cash flows from investing activities:

Capitalized software development costs	(3,302)	(4,143)	(3,666)
Purchase of property and equipment	(2,772)	(1,379)	(863)
Cash paid in conjunction with acquisitions, net of acquired cash	(16,534)	(22,603)	(1,218)
Proceeds from maturity and sale of marketable securities	5,429	3,356	4,000
Investment in long-term bank deposits	-	(714)	(932)
Proceeds from (Investment in) short-term bank deposits	7,575	10,043	(16,875)

Net cash used in investing activities	(9,604)	(15,440)	(19,554)

Cash flows from financing activities:

Proceeds from exercise of options by employees	256	69	311
Issuance of ordinary shares, net	-	104	34,569
Dividend paid	(12,503)	(14,963)	(13,543)
Dividend paid to non-controlling interests	(931)	(457)	(69)
Dividend paid to redeemable non-controlling interests	(4,174)	(3,395)	(2,671)
Short-term credit, net	-	-	(437)
Purchase of redeemable non-controlling interest	(18,016)	(5,592)	-
Payments of deferred and contingent consideration related to acquisitions	(4,596)	-	(3,126)
Short-term and long-term loans received	9,686	878	26
Repayment of short-term and long-term loans	(9,369)	(13,624)	(6,634)

Net cash provided by (used in) financing activities	(39,647)	(36,980)	8,426

Effect of exchange rate changes on cash and cash equivalents	3,167	1,261	(1,872)

Increase (decrease) in cash and cash equivalents	6,212	(5,211)	11,050
Cash and cash equivalents at the beginning of the year	81,915	87,126	76,076

Cash and cash equivalents at end of the year	$88,127	$81,915	$87,126

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2020	2019	2018
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Deferred acquisition payment	$2,892	$11,209	$-

Contingent acquisition consideration	$2,222	$5,851	$-

Operating lease, right of use assets	$1,652	$5,949

Supplemental disclosure of cash flow activities:

Cash paid (received), net during the year for:

Income taxes	$7,835	$6,736	$5,419

Interest	$371	$(152)	$312

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

The following table provides a reconciliation of the redeemable non-controlling interests for the year ended December 31, 2020:

January 1, 2020	$21,915
Net income attributable to redeemable non-controlling interest	2,526
Increase in value of put options of redeemable non-controlling interests	1,317
Dividend declared to redeemable non-controlling interest	(4,391)
Acquisition of redeemable non-controlling interests	(9,089)
Increase in redeemable non-controlling interest as part of acquisitions	4,237
Foreign currency translation adjustments	1,848
Non-controlling interest reclassification to redeemable non-controlling interest	6,617

December 31, 2020	$24,980

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity.

The Company did not record credit loss allowance on its marketable securities during the years ended December 31, 2020.

The Company classifies its marketable debt securities as either short-term or long-term based on each instrument’s underlying contractual maturity date and the Company’s expectations of sales and redemptions in the following year.

Held for trading securities are measured at fair value through profit or loss.

Trade receivables

Trade receivables are stated net of credit losses allowance. The Company is exposed to credit losses primarily through sales. The allowance against gross trade receivables reflects the current expected credit loss inherent in the receivables portfolio determined based on the Company’s methodology. The Company’s methodology is based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company also considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic and determined that the estimate of credit losses was not significantly impacted. Trade receivables are written off after all reasonable means to collect the full amount have been exhausted.

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

During the years ended December 31, 2018, 2019 and 2020 the Company recorded income of $ 34, and expenses of $ 266 and $ 3,356, with respect to changes in the fair value of contingent consideration liability, respectively.

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

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2018, 2019 and 2020, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2018, 2019 and 2020, no impairment losses have been identified.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2020, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update ("ASU") No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment, which the adopted as of January 1, 2020. Prior to the adoption of ASU 2017-04, if the Company elected not to use the qualitative analysis the two-step impairment test was performed.

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

The Company performed an annual impairment test as of December 31, of each of 2018, 2019 and 2020 and did not identify any impairment losses (see Note 9).

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. The company recognizes its revenues from software sales at a point in time upon delivery of its software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations the Company generally accounts for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer, and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations, which is similar to the method prior to the adoption of ASC 606. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2018, 2019 and 2020, no material estimated losses were identified. In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

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

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2020, no costs have been capitalized.

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

Severance expenses for the years ended December 31, 2018, 2019 and 2020 amounted to approximately $ 4,052, $ 4,712 and $ 5,344, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2018, 2019 and 2020 amounted to $ 304, $ 519 and $ 472, respectively.

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

No portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because such securities are anti-dilutive.

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

No grants were made to employees or directors in 2020.

During the years ended December 31, 2018, 2019, the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 194 and $ 74, respectively, as follows:

	Year ended December 31,
	2019	2018

Cost of revenues	$-	$2
Research and development, net	-	4
Selling and marketing	74	4
General and administrative	-	184

Total stock-based compensation expense	$74	$194

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

The Company’s trade receivables are derived from sales to customers located primarily in the United States, Israel, Europe and Japan. An allowance for credit losses is determined based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. The expense related to credit losses for the years ended December 31, 2018, 2019 and 2020 was $ 1,070, $ 958 and $ 1,242, respectively.

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

Recently adopted accounting pronouncement

On January 1, 2020, the Company adopted Accounting Standards Update No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using the modified retrospective transition method. Upon adoption, the Company changed its impairment model to utilize a forward-looking current expected credit losses (CECL) model in place of the incurred loss methodology for financial instruments measured at amortized cost, including trade receivables. For available-for-sale (“AFS”) debt securities with unrealized losses, the standard eliminates the concept of other-than-temporary impairments and requires allowances to be recorded instead of reducing the amortized cost of the investment. This standard limits the amount of credit losses to be recognized for AFS debt securities to the amount by which carrying value exceeds fair value and requires the reversal of previously recognized credit losses if fair value increases. The adoption by the Company of the new guidance did not have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04 (ASU 2017-04): Intangibles-Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. ASU 2017-04 eliminates step two of the goodwill impairment test and specifies that goodwill impairment should be measured by comparing the fair value of a reporting unit with its carrying amount. Additionally, the amount of goodwill allocated to each reporting unit with a zero or negative carrying amount of net assets should be disclosed. ASU 2017-04 is effective for annual or interim goodwill impairment tests performed in fiscal years beginning after December 15, 2019, and early adoption is permitted. Adoption of this new guidance did not have a material impact on the Company’s consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS

a.	On May 7, 2020, the Company acquired Aptonet Inc (“Aptonet”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 4,663, of which $ 3,663 was paid upon closing and the remaining $ 1,000 will be paid in two installments, 6 and 12 months following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2019 and 2020 were not presented, since the acquisition was not material. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing May 1, 2020.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$529
Intangible assets, net	1,556
Goodwill	1,785
Total assets acquired net of acquired cash	$3,870

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

b.

On September 2, 2020, the Company acquired Stockell Information Systems, Inc (“Stockell”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 7,714, of which $ 6,265 was paid upon closing and the remaining $ 1,449 will be paid 12 months following the closing date. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2019 and 2020 were not presented, since the acquisition was not material. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing September 1, 2020.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$1,051
Intangible assets, net	2,616
Goodwill	4,047
Total assets acquired net of acquired cash	$7,714

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

c.

During 2020 the Company acquired two companies which individually and in the aggregate, were not material. These entities were consolidated into the Company’s result of operations since their respective acquisition dates. The total consideration paid for these companies was $ 11,340.

Net assets, excluding cash acquired	$1,069
Intangible assets, net	4,553
Goodwill	5,718
Total assets acquired net of acquired cash	$11,340

d.	On June 30, 2019, the Company acquired NetEffects Inc (“NetEffects”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 12,500, of which $ 9,400 was paid upon closing and the remaining $ 3,100 will be paid in three installments, on the first, second and third closing date anniversary. During 2020, an amount of $ 1,550 was paid.

Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition was not material. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2019.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATION, SIGNIFICANT TRANSACTION AND SALE OF BUSINESS (Cont.)

The following table summarizes the fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$91
Intangible assets	8,716
Goodwill	3,526
Total assets acquired net of acquired cash	$12,333

e.

On April 1st, 2019 the Company acquired PowWow Inc (“PowWow”), creator of SmartUX™, A leading Low-Code Development Platform for Mobilizing and Modernizing Enterprise Apps, for a total consideration of $8.4 million, out of which $2 million was contingent on future performance. During 2020, the Company reversed the entire contingent amount since PowWow will not be able to meet its revenue goals.

Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition was not material. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition

Net assets, excluding cash acquired	$(1,557)
Intangible assets	2,855
Goodwill	7,145
Total assets acquired net of acquired cash	$8,443

f.

On February 28, 2019, the Company acquired OnTarget Group Inc. (“OnTarget”), a U.S.-based services company, specializes in outsourcing of software development services, for a total consideration of $ 12,456 of which $ 6,000 was paid upon closing and the remaining amount constitutes a deferred payment depending on the future operating results achieved by OnTarget. Acquisition related costs were immaterial. Unaudited pro forma condensed results of operations for the years ended December 31, 2018 and 2019 were not presented, since the acquisition was not material.  The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$(832)
Intangible assets	4,908
Goodwill	8,380
Total assets acquired net of acquired cash	$12,456

g.

On October 1, 2019 the Company acquired a 30% interest in its subsidiary Infinigy Solutions LLC (“Infinigy”), a U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry, for a total cash consideration of approximately $ 4,393, which was paid upon closing. Subsequent to the share purchase the Company holds 100% of Infinigy.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

The Company invests in marketable debt securities, which were classified at fair value through profit or loss and as available-for-sale securities. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2020	2019

Fair value through profit or loss (1)	$1,238	$1,112
Available-for-sale- Corporate bonds	-	5,488

	$1,238	$6,600

(1)	The Company recognized trading gains in the amount of $ 126 during the year ended December 31, 2020.

The following is the change in the other comprehensive income of available-for-sale securities

Other comprehensive income (loss)

Other comprehensive income from available-for-sale securities as of January 1, 2019	$(94)
Unrealized losses from available-for-sale securities	95
Other comprehensive loss from available-for-sale securities as of December 31, 2019	$1
Unrealized gain from available-for-sale securities	(1)
Other comprehensive income from available-for-sale securities as of December 31, 2020	$-

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$-	$-	$-
Convertible bonds	-	1,238	-	1,238

Total financial assets	$-	$1,238	$-	$1,238

Liabilities:
Contingent consideration	$-	$-	$11,206	$11,206

Total financials liabilities	$-	$-	$11,206	$11,206

	December 31, 2019
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$5,488	$-	$5,488
Convertible bonds	-	1,112	-	1,112

Total financial assets	$-	$6,600	$-	$6,600

Liabilities:
Contingent consideration	$-	$-	$5,964	$5,964

Total financials liabilities	$-	$-	$5,964	$5,964

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2020	2019

Opening balance	$5,964	$414
Increase in contingent consideration due to acquisitions	2,222	5,851
Payment of contingent consideration	(728)	(585)
Increase in fair value of contingent consideration	3,812	255
Decrease in fair value of contingent consideration	(2,040)	-
Amortization of interest and exchange rate	2,014	29

Closing balance	$10,561	$5,964

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2020	2019

Prepaid expenses	$3,581	$4,467
Government authorities	3,005	5,052
Related parties	615	183
Other	3,312	3,143

	$10,513	$12,845

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2020	2019
Cost:

Leasehold improvements	$3,611	$1,461
Computers and peripheral equipment	7,021	16,640
Office furniture and equipment	3,627	4,287
Motor vehicles	1,411	1,170
Software	1,621	3,394

	17,291	26,952
Accumulated depreciation:

Leasehold improvements	753	622
Computers and peripheral equipment	5,886	15,702
Office furniture and equipment	2,340	3,288
Motor vehicles	866	598
Software	1,458	3,093

	11,303	23,303

Depreciated cost	$5,988	$3,649

Depreciation expenses amounted to $ 1,175, $ 1,261 and $ 1,335 for the years ended December 31, 2018, 2019 and 2020, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

	December 31,
	2020	2019
Original amounts:

Capitalized software costs	$86,240	$82,878
Customer relationships	78,750	70,032
Backlog and non-compete agreement	2,712	2,712
Acquired technology	18,052	15,867
Other	616	-

	186,370	171,489
Accumulated amortization:

Capitalized software costs	74,841	70,326
Customer relationships	46,621	40,550
Backlog and non-compete agreement	2,712	2,712
Acquired technology	8,720	6,773
Other	72	-

	132,966	120,361

Intangible assets, net	$53,404	$51,128

b.	Amortization expenses amounted to $ 11,389, $ 12,764 and $ 12,604 for the years ended December 31, 2018, 2019 and 2020, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2020 is as follows:

2021	$12,224
2022	9,866
2023	8,287
2024	6,852
2025	5,156
2026 and thereafter	11,019

$53,404

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 according to the Company’s reportable segments are as follows (see also Note 18):

	IT professional services	Software services	Total

As of January 1, 2019	$46,691	$48,315	$95,006

Business combination	12,691	3,382	16,073
Measurement period adjustments	(785)	3,762	2,977
Foreign currency translation adjustments	1,749	1,938	3,687

As of December 31, 2019	$60,346	$57,397	$117,743

Business combination	5,832	5,718	11,550
Measurement period adjustments	1,443	618	2,061
Foreign currency translation adjustments	1,725	2,603	4,328

As of December 31, 2020	$69,346	$66,336	$135,682

The Company performed annual impairment tests as of December 31, 2018, 2019 and 2020 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2020	2019
Short-term credit from banks	USD	U.S Prime -0.2	$-	$688
Short-term credit from banks	NIS	2.5%	1,259	868
Current maturities of long-term loans from financial institutions and banks	NIS	Israeli Prime + 0.2 - 3.1%	10,270	5,523
			$11,529	$7,079

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2020	2019

Employees and payroll accruals	$28,562	$21,092
Accrued expenses	7,086	6,790
Government authorities	5,559	4,110
Other	639	627

	$41,846	$32,619

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2020	2019
		%
Loans from banks and other (1)	NIS	Israeli Prime + 0.2 – 5%	$23,534	$20,951
Other long term debt			88	112

			$23,622	$21,063
Current maturities	NIS		(10,270)	(5,523)

			$13,352	$15,540

(1)	On November 2016, the Company obtained a loan in the amount of $ 31,356 linked to the New Israel Shekel from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

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

As of December 31, 2020, the Company was in compliance with the financial covenants.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

The Israeli corporate income tax rate as of 2018 to 2020 and thereafter is 23%.

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

In the years 2018, 2019 and 2020, part of the Company’s taxable income in Israel was entitled to a preferred 12% tax rate in the preferred technological enterprise track under Amendment 73 to the Investment Law.

In 2015, the Company transitioned to the preferred enterprise track entitling it to a preferred 16% tax rate under Amendment 73 to the Investment Law.

The Company has received final tax assessments through the year 2016. The Company subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2014.

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

The amount of the Company’s cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $ 14,165. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2020, three Israeli subsidiaries of the Company had operating loss carryforwards of $ 12,280 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $ 10,523), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 4,072 as of December 31, 2020, which can be carried forward to offset against future taxable income.

One of the Company’s subsidiaries in U.S. had estimated total available tax loss carryforwards of $ 7,122 as of December 31, 2020, which can be carried forward to offset against future taxable income.

d.	Income before taxes on income:

	Year ended December 31,
	2020	2019	2018

Domestic	$25,423	$17,806	$25,839
Foreign	11,980	14,666	6,008

	$37,403	$32,472	$31,847

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2020	2019	2018
Current:
Domestic	$7,867	$7,266	$5,186
Foreign	1,069	1,636	1,359

	8,936	8,902	6,545
Deferred taxes:
Domestic	(1,687)	(1,001)	81
Foreign	37	(1,027)	445

	(1,650)	(2,028)	526

Taxes on income	$7,286	$6,874	$7,071

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2020	2019

Net operating loss carryforwards	$5,557	$4,529
Allowances, reserves and intangible assets	6,228	1,584

Deferred tax assets before valuation allowance	11,785	6,113
Less - valuation allowance	(5,388)	(3,925)

Deferred tax assets, net	$6,397	$2,188

	December 31,
	2020	2019

Long-term deferred tax assets	$6,397	$2,188
Long-term deferred tax liabilities	(17,639)	(11,069)

Net deferred tax liabilities	$(11,242)	$(8,881)

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company (corporate tax rate as of 2018 and thereafter is 23%), and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2020	2019	2018

Income before taxes, as reported in the consolidated statements of income	$37,403	$32,472	$31,847

Statutory tax rate	23%	23%	23%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$8,603	$7,468	$7,325
Tax adjustment in respect of different tax rates	(1,169)	465	(826)
Deferred taxes on losses for which full valuation allowance was provided in the past	(326)	(227)	(11)
Tax-deductible costs, not included in the accounting costs	(679)	-	-
Tax expenses in respect of prior years, net	(71)	(37)	(22)
Non-deductible expenses	1,398	-	45
Uncertain tax position and other differences	(470)	(795)	560

Income tax	$7,286	$6,874	$7,071

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the years ended December 31, 2018, and 2020 the Company recorded expenses of $ 1,050 and recorded income of $ 1,103 as a result of this application.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2018	$1,125

Increase in tax positions taken in prior years	1,050

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2018	2,175

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2019	2,175

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(1,103)

Gross unrecognized tax benefits at December 31, 2020	$1,072

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

On December 31, 2015 the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2020, an aggregate of 932,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

A summary of employee option activity under the 2007 Plan as of December 31, 2020 and changes during the year ended December 31, 2020 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2020	119,767	$2.58	1.37	$1,171
Granted	-
Exercised	(95,517)	2.28
Forfeited	-

Outstanding at December 31, 2020	24,250	$3.45	1.24	$380

Exercisable at December 31, 2020	24,250	$3.45	1.24	$380

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2020. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2018, 2019 and 2020 was $617, $537 and $765, respectively. As of December 31, 2020, there was no unrecognized compensation costs related to non-vested share-based compensation arrangements granted under the Plans.

The options outstanding as of December 31, 2020, have been separated into ranges of exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable	Weighted average exercise price of exercisable options
In $
2.01-3	18,000	0.77	$2.94	18,000	$2.94
4.01-5	6,250	2.60	$4.94	6,250	$4.94
	24,250	1.24	$3.45	24,250	$3.45

c.	Accumulated other comprehensive income (loss):

	December 31,
	2020	2019	2018

Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$-	$1	$(94)
Accumulated foreign currency translation adjustments	7,809	(351)	(6,057)
Accumulated unrealized gain on derivative instruments, net	26	26	26

Total other comprehensive income (loss)	$7,835	$(324)	$(6,125)

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

d.	Dividend distribution policy

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

On February 22, 2017, the Company declared a dividend distribution of $ 0.085 per share ($ 3,775 in the aggregate) which was paid on April 5, 2017. On August 13, 2017, the Company declared a dividend distribution of $ 0.13 per share ($ 5,779 in the aggregate) which was paid on September 13, 2017. On February 28, 2018, the Company declared a dividend distribution of $ 0.13 per share ($ 5,785 in the aggregate) which was paid on March 26, 2018. On August 8, 2018, the Company declared a dividend distribution of $ 0.155 per share ($ 7,563 in the aggregate) which was paid on September 5, 2018. On March 4, 2019, the Company declared a dividend distribution of $ 0.15 per share ($ 7,335 in the aggregate) which was paid on March 25, 2019. On August 13, 2019, the Company declared a dividend distribution of $ 0.156 per share ($ 7,628 in the aggregate) which was paid on September 12, 2019. On May 26, 2020, the Company declared a dividend distribution of $ 0.08 per share ($ 3,918 in the aggregate) which was paid on June 25, 2020. On August 13, 2020, the Company declared a dividend distribution of $ 0.175 per share ($ 8,585 in the aggregate) which was paid on September 10, 2020.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $ 2,535, $ 4,300 and $ 3,000, in aggregate for the years ended December 31, 2018, 2019 and 2020, respectively and acquired services amounting to approximately $ 309, $ 224 and $ 788 for the years ended December 31, 2018, 2019 and 2020, respectively.

As of December 31, 2019 and 2020, the Company had trade and other receivables balances due to its related parties in amount of approximately $ 648 and $ 763, respectively. In addition, as of December 31, 2019 and 2020, the Company had trade payables balances due from its related parties in amount of approximately $ 31 and $ 130, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2020, the Company has provided performance bank guarantees in the amount of $1,650 as security for the performance of various contracts with customers. As of December 31, 2020, the Company has restricted bank deposits of $ 477 in favor of the issuing banks.

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2020	2019	2018

Net income attributable to Magic shareholders	$25,186	$20,266	$19,883
Accretion of redeemable non-controlling interests	$(1,317)	$(7,471)	$(1,726)
Net income attributable to Magic shareholders after accretion of redeemable non-controlling interests	$23,869	$12,795	$18,157

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	49,028,975	48,896,163	46,665,042
Effect of dilutive securities	18,682	97,920	131,648

Denominator for diluted net earnings per share	49,047,657	48,994,083	46,796,690

Basic and Diluted earnings per share	$0.49	$0.26	$0.39

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2018

Total revenues	$81,332	$203,043	$-	$284,375
Expenses	63,902	183,985	4,790	252,677

Segment operating income (loss)	$17,430	$19,058	$(4,790)	$31,698

Depreciation and amortization	$8,727	$3,611	$226	$12,564

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

	Software services	IT professional services	Unallocated expense	Total
2019

Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978

Segment operating income (loss)	$14,315	$22,648	$(3,311)	$33,652

Depreciation and amortization	$8,799	$5,059	$167	$14,025

2020

Total revenues	$86,025	$285,169	$-	$371,194
Expenses	64,498	258,907	7,201	330,606

Segment operating income (loss)	$21,527	$26,262	$(7,201)	$40,588

Depreciation and amortization	$10,329	$3,347	$263	$13,939

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31,
	2020	2019	2018

United States	$177,882	$158,095	$137,066
Israel	149,094	124,523	103,850
Europe	26,947	25,788	28,257
Japan	12,643	12,499	9,797
Other	4,628	4,725	5,405

	$371,194	$325,630	$284,375

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2020	2019

Israel	$130,326	$108,608
United States	74,637	68,989
Japan	6,404	6,406
Other	3,013	3,248
Europe	5,191	3,103

	$219,571	$190,354

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2018, 2019 and 2020, the Company had one major customer, included in the IT professional services segment, which accounted for 13%, 9% and 10% of the group revenues, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	REVENUE RECOGNITION

The following table includes estimated revenue expected to be recognized in future periods related to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period and are part of a contract that has an original expected duration of more than one year:

	2021	2022	2023 and thereafter
Software license and related revenues and consulting services	$7,459	$2,189	$3,045

Contract balances:

The following table provides information about trade receivables, contract assets (unbilled receivables) and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2020	2019

Trade receivables (net of allowance)	$111,059	$96,694
Deferred revenues	$8,793	$8,724

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

During the year ended December 31, 2020, the Company recognized $8,724 that was included in deferred revenues (short-term contract liability) balance at January 1, 2020.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2020	2019	2018

Total costs	$12,091	$12,382	$9,362
Less - capitalized software costs	(3,302)	(4,143)	(3,666)

Research and development, net	$8,789	$8,239	$5,696

b.	Financial income (expenses), net:

Bank charges and interest from loans offset by interest from short term deposits	$(614)	$(374)	$(986)
Interest income from marketable securities, net of amortization of premium on marketable securities	100	212	284
Gain (loss) arising from foreign currency translation and other	(403)	(1,007)	855

Financial income (expenses), net	$(917)	$(1,169)	$153

NOTE 21:-	LEASES

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

In July 2020, the Company entered into a lease agreement for new corporate offices for the company in Or Yehuda, Israel. The lease expires in June 2033, with an option by the Company to extend for an additional 10-years term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2021 and 2024, with renewal options varying between 2021 and 2030.

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

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2020
Weighted average remaining lease term (years)	5.06
Weighted average discount rate	2.45%

Cash paid for amounts included in the measurement of operating lease liabilities was $5,132 (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2021	$4,642
2022	3,449
2023	2,520
2024	2,076
2025	1,744
2026 and thereafter	13,764
Total undiscounted cash flows	$28,195
Less imputed interest	(3,686)
Present value of lease liabilities	$24,509

NOTE 22:-	SUBSEQUENT EVENTS

On March 8, 2021, the Company declared a dividend distribution of $ 0.21 per share ($ 10.2 million in the aggregate) which was paid on April 7, 2021. The dividend distribution relates to the Company’s earnings in the second half of 2020.

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2020:

Name of Company	Percentage of ownership and control	Place of incorporation
	%
Magic Software Japan K.K.	100	Japan
Magic Software Enterprises Inc.	100	U.S.A.
Magic Software Enterprises (UK) Ltd.	100	U.K.
Hermes Logistics Technologies Limited.	100	U.K.
Magic Software Enterprises Spain Ltd.	100	Spain
Coretech Consulting Group Inc.	100	U.S.A
Coretech Consulting Group LLC.	100	U.S.A
Fusion Solutions LLC.	100	U.S.A
Fusion Technical Solutions LLC.	49	U.S.A
Xsell Resources Inc.	100	U.S.A
Magic Software Enterprises (Israel) Ltd.	100	Israel
Magic Software Enterprises Netherlands B.V.	100	Netherlands
Magic Software Enterprises France	100	France
Magic Beheer B.V.	100	Netherlands
Magic Benelux B.V.	100	Netherlands
Magic Software Enterprises GMBH	100	Germany
Magic Software Enterprises India Pvt. Ltd.	100	India
Onyx Magyarorszag Szsoftverhaz .	100	Hungary
Magix Integration (Proprietary) Ltd.	100	South Africa
Appbuilder Solutions Ltd.	100	U.K.
Complete Business Solutions Ltd.	100	Israel
DataMind Technologies Ltd.	100	Israel
Comm-IT Technology Solutions Ltd.	77.8	Israel
Comm-IT Software Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Comm-IT Embedded Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	75	Israel
Valinor Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Dario IT Solutions Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Quickode Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	100	Israel
Twingo Ltd. (a subsidiary of Comm-IT Technology Solutions Ltd.)	60	Israel
Pilat (North America), Inc	100	U.S.A
Pilat Europe Ltd.	100	U.K.
Roshtov Software Industries Ltd.	80	Israel
BridgeQuest Labs, Inc	100	U.S.A
BridgeQuest, Inc.	100	U.S.A
Allstates Consulting Services LLC	100	U.S.A
F.T.S Formula Telecom Solutions, Ltd.	100	Israel
F.T.S Bulgaria Ltd.	100	Bulgaria

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE (Cont.)

Name of Company	Percentage of ownership and control	Place of incorporation
	%

Comblack IT Ltd.	80	Israel
Yes-IT Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Shavit Software (2009) Ltd. (a subsidiary of Comblack IT Ltd.)	100	Israel
Infinigy (UK) holdings limited	100	U.K.
Infinigy (US) holding Inc.	100	U.S.A
Infinigy Solutions LLC.	100	U.S.A
Infinigy Engineering LLP (a subsidiary of Infinigy Solutions LLC.)	99.9	U.S.A
Skysoft Solutions Ltd.	75	Israel
Futurewave Systems, Inc.	100	U.S.A
OnTarget Group, Inc.	100	U.S.A
NetEffects, Inc.	100	U.S.A
PowWow Inc.	100	U.S.A
BA Microwaves Ltd.	56.67	Israel
Stockell Information Systems Inc.	100	U.S.A
Mobisoft Ltd.	70	Israel
Magic Hands B.V.	100	Netherlands
Knowledge & Solutions Software B.V.	100	Netherlands
Aptonet, Inc.	100	U.S.A
Comm-IT USA, Inc.	100	U.S.A
Comblack Municipal Services Ltd.	70	Israel
Shavit Human resource Ltd.	100	Israel

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 6, 2021 expressed an unqualified opinion thereon.

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

Tokyo, Japan

February 6, 2020	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2019, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020 and our report dated February 6, 2021 expressed unqualified opinion.

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

Tokyo, Japan

February 6, 2021	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 13, 2021