Form 20-F
period 2021-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2022-05-12
CIK 876779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

As of December 31, 2021, the Registrant had 49,073,055 Ordinary Shares, par value NIS 0.1 per share, outstanding

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

INTRODUCTION

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. We are a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, as well as (iv) cloud based services for end to end digital transformation.

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

As part of our software services and IT outsourcing services, we offer an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud, cyber, digital, data and DevOps, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case with the goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front and back-office professionals and consumers; (ii) enterprise management system for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (v) comprehensive system for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; (vi) comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and (vii) comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”). Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in rehabilitation and treatment. Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment, medical files and management of large organization.

Based on our technological capabilities and our specialists, our software solutions and software services enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,677 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary low-code application platform for developing and deploying business applications.

●	AppBuilder – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary low-code platform for on premises application integration.

i

●	FactoryEye – a cloud-based platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

●	BusinessEye – a cloud-based platform for all verticals enabling smooth end-to-end digital transformation and full organizational business intelligence.

●	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

Our vertical packaged software solutions include:

●	Clicks™ – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Cargo – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. the system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

●	Nativ – a proprietary comprehensive core system for management of rehabilitation centers

●	Mobisale – a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers

Our software solutions and software services enable our clients to improve their business performance and return on investment by supporting cost-effective and rapid delivery integration of business applications, systems and databases. Using our platforms and our specialists, enterprises and MSPs can achieve fast time-to-market by rapidly building integrated solutions and deploy them in multiple environments while leveraging existing IT resources. In addition, our software solutions are scalable and platform-agnostic, enabling our clients to build software applications by specifying their business logic requirements in a high-level language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write their applications. Our platforms also support the development of mobile applications that can be deployed on a variety of mobile devices, and in a cloud environment. In addition, we continuously evolve our platforms to include the latest technologies to meet the demands of our customers and the markets in which they operate.

We sell our platforms and our services globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, AppBuilder, Magic xpi, Magic BusinessEye, Magic Smart UX and FactoryEye projects, and assuring successful operation of the platforms once installed.

In addition, we provide on an increasingly global basis a broad range of advanced software professional services and IT outsourcing services in the areas of in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, DevOps (Development & Operations), Mobile, Big Data and Analytical BI, M/F, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required in each case with our goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

We have substantial experience in end-to-end development of tailored high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer our customers’ unique needs.

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

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any previous filling with the SEC, you may read the document itself for a complete recitation of its terms.

Definitions

In this annual report, unless the context otherwise requires:

●	References to “Magic Software” the “Company,” the “Registrant,” “our company,” “us,” “we” and “our” refer to Magic Software Enterprises Ltd. and its consolidated subsidiaries;

●	References to “our shares,” “Ordinary Shares” and similar expressions refer to Magic’s Ordinary Shares, par value NIS 0. 1 per share;

●	References to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

●	References to “Euro” or “€” are to the Euro, the official currency of the Eurozone in the European Union;

●	References to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

●	References to the “Articles” are to our Amended Articles of Association, as currently in effect;

●	References to the “Securities Act” are to the Securities Act of 1933, as amended;

●	References to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

●	References to “Nasdaq” are to the Nasdaq Stock Market;

●	References to the “TASE” are to the Tel Aviv Stock Exchange; and

●	References to the “SEC” are to the United States Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current work-from-home environment;

●	the unknown further duration of the global COVID-19 pandemic and the extent of its impact on our operations, financial position and cash flows, and those of our customers and suppliers;

●	risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus outbreak, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel.

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

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this annual report, to conform these statements to actual results or to changes in our expectations.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

●

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, including through the adaptation and expansion of our services and solutions in response to ongoing changes in technology and offerings.

●	We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions.

●	We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition.

●	Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services.

●	Our products have a lengthy sales cycle that could adversely affect our revenues.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Our existing customers may not be satisfied with our solutions and services and might not make subsequent purchases from us.

●	If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	We face intense competition in the markets in which we operate and we might not be able to compete effectively.

●	Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

●	Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect.

●	We are exposed to economic and market conditions that impact the communications industry.

●	A reduction of government spending in Israel on IT services may reduce our revenues and profitability.

●	The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

●	If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

●	We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

●	Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

●	We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

●	Our international operations expose us to risks associated with fluctuations in currency exchange rates that could adversely affect our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

●	Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to claims against us.

●	Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and such claims could harm our business.

●	Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

●	We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

●	Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Our business may be materially affected by changes to fiscal and tax policies.

●	Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants that, if breached, could result in acceleration of our obligation to repay our debt.

●	Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

●	If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

●	Breaches or significant disruptions of our information technology systems may occur.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Risk Related to Our Ordinary Shares

●	Our Ordinary Shares are traded on more than one market and this may result in price variations.

●	There is relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

●	We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act.

●	Our controlling shareholder has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Risks Related to Our Location in Israel

●	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

●	Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

●	We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

●	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

●	Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

●	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to Our Business and Our Industry

The global COVID-19 pandemic may continue to negatively impact the global economy in a significant manner for an extended period of time and may also adversely affect our operating results in a material manner.

Any recurrence of the COVID-19 pandemic may have a significant impact on global economic activity, and governments around the world may again intermittently close or restrict office spaces, public transportation, schools, and travel, with some governments already engaging in such practices. These closures and restrictions, if continued for a sustained period, could trigger a global recession that could negatively impact our business in a material manner. Most importantly, our customers may reduce the amount of work for which they retain our services if they experience a slowdown in their businesses.

Prolonged economic uncertainties or downturns in certain regions or industries could adversely affect our business materially. Our business depends on our current and prospective customers’ ability and willingness to invest money in IT, which in turn is dependent upon their overall economic health. Negative economic conditions in the global economy or certain regions such as the U.S., Israel or Europe, including conditions resulting from financial and credit market fluctuations, could cause a decrease in corporate spending on products and services that we sell. Wide-spread viruses and epidemics like the novel coronavirus outbreak that began in January 2020, could also negatively affect our customers’ spending on our products and services. In 2021, 53% of our revenues generated from North America, 38% of our revenues were generated from Israel, and 9% from the rest of the world. Negative economic conditions may cause our clients to reduce their IT spending. Clients may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, clients may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software solutions are perceived by either our current or potential clients to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, during 2021, we acquired EnableIT, Menarva, and Soft IT. During 2020, we acquired Aptonet Inc and Stockell Information Systems, Inc within addition to two small acquisitions. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating the acquired companies include:

●	Preserving customer, supplier and other important relationships

●	Integrating complex, core products and services that we acquire with our existing products and services

●	Integrating financial forecasting and controls, procedures and reporting cycles

●	Combining and integrating information technology, or IT, systems

●	Integrating employees and related HR systems and benefits, maintaining employee morale and retaining key employees

●	Potential confusion that we may have in our dealings with customers and prospective customers as to the products we are offering to them and potential overlap among those products

●	Investment of significant management time and attention towards the integration process

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

Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, including through the adaptation and expansion of our services and solutions in response to ongoing changes in technology and offerings, and a significant reduction in such demand or an inability to respond to the evolving technological environment could materially affect our results of operations.

Our revenue and profitability depend on the demand for our services and solutions with favorable margins, which could be negatively affected by numerous factors, many of which are beyond our control and unrelated to our work product. As described above, volatile, negative, or uncertain global economic and political conditions and lower growth or contraction in the markets we serve have adversely affected and could in the future adversely affect client demand for our services and software solutions. Our success depends, in part, on our ability to continue to develop and implement services and software solutions that anticipate and respond to rapid and continuing changes in technology and offerings to serve the evolving needs of our clients. Examples of areas of significant change include digital-, cloud- and security-related offerings, which are continually evolving, as well as developments in areas such as artificial intelligence, augmented reality, automation, Internet of Things, network engineering, digital engineering and manufacturing, and as-a-service solutions. As we expand our services and solutions into these new areas, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such new areas, which may negatively affect our reputation and demand for our services and solutions.

Technological developments may materially affect the cost and use of technology by our clients and, in the case of cloud and as-a-service solutions, could affect the nature of how we generate revenue. Some of these technological developments have reduced and replaced some of our historical services and solutions and may continue to do so in the future. This has caused, and may in the future cause, clients to delay spending under existing contracts and engagements and to delay entering into new contracts while they evaluate new technologies. Such technological developments and spending delays can negatively impact our results of operations if we are unable to introduce new pricing or commercial models that reflect the value of these technological developments or if the pace and level of spending on new technologies are not sufficient to make up any shortfall.

Developments in the industries we serve, which may be rapid, also could shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services and solutions, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

We operate in a rapidly evolving environment in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive when compared to other alternatives, which may adversely affect our results of operations. In addition, companies in the industries we serve sometimes seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If one of our current clients merges or consolidates with a company that relies on another provider for the services and solutions we offer, we may lose work from that client or lose the opportunity to gain additional work if we are not successful in generating new opportunities from the merger or consolidation.

Many of our consulting contracts are less than 12 months in duration, and these contracts typically permit a client to terminate the agreement with as little as 30 days’ notice. Longer-term, larger and more complex contracts, generally require a longer notice period for termination and often include an early termination charge to be paid to us, but this charge might not be sufficient to cover our costs or make up for anticipated ongoing revenues and profits lost upon termination of the contract. Many of our contracts allow clients to terminate, delay, reduce or eliminate spending on the services we provide. Additionally, a client could choose not to retain us for additional stages of a project, try to renegotiate the terms of its contract or cancel or delay additional planned work. When contracts are terminated or not renewed, we lose the anticipated revenues, and it may take significant time to replace the level of revenues lost. Consequently, our results of operations in subsequent periods could be materially lower than expected.

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

We are dependent on a limited number of core product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core product offerings and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

We derive a significant portion of our revenues and profits from sales of application and integration platforms and vertical software solutions and from related professional services, software maintenance and technical support. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products and new software service offerings. A decrease in revenues from our principal products and related services would adversely affect our business, results of operations and financial condition.

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa, Magic xpi, AppBuilder, Leap, FactoryEye, Magic BusinessEye and Magic SmartUX brands and our vertical packaged software solutions, primarily Clicks, Leap™, the Hermes solution and HR Pulse, Mobisale and Nativ. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

Because our software solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. In addition, adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing and enterprise mobility are examples of rapidly changing technologies, which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing and enterprise mobility into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of these solutions. As the market continues to adopt new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies. Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance. If release dates of any future products or enhancements are delayed our business, financial condition and results of operations could be adversely affected.

Our products have a lengthy sales cycle that could adversely affect our revenues.

The typical sales cycle for our solutions and services is lengthy and unpredictable, sometimes requires pre-purchase evaluation by a significant number of persons in our clients’ organizations, and often involves a significant operational decision by our customers as they typically use our software solutions and services to develop and deploy as well as to integrate applications that are critical to their businesses. Our sales efforts involve educating our clients, partners and consultants about the use and benefits of our solutions, including the technical capabilities of our solutions and the efficiencies achievable by organizations deploying our solutions. Because of the long approval process that typically accompanies strategic initiatives or capital expenditures by companies, our sales process is often delayed, with little or no control over any delays encountered by us. Our sales cycle, which generally ranges from three to twelve months, can be further extended for sales made through third party distributors. We spend substantial time, effort and money in our sales efforts without any assurance that such efforts will produce any sales.

If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

Our success is dependent, in large part, on our ability to keep our supply of market-leading skills and capabilities in balance with client demand around the world and our ability to attract and retain personnel with the knowledge and skills to lead our business globally. We must hire or reskill, retain and motivate appropriate numbers of talented people with diverse skills in order to serve clients across the globe, respond quickly to rapid and ongoing changes in demand, technology, industry and the macroeconomic environment, and continuously innovate to grow our business. For example, if we are unable to hire or retrain our employees to keep pace with the rapid and continuous changes in technology and the industries we serve, we may not be able to innovate and deliver new services and solutions to fulfill client demand. There is competition for scarce talent with market-leading skills and capabilities in new technologies, and our competitors have directly targeted our employees with these highly sought-after skills and will likely continue to do so. As a result, we may be unable to cost effectively hire and retain employees with these market-leading skills, which may cause us to incur increased costs, or be unable to fulfill client demand for our services and solutions.

We are particularly dependent on retaining members of our leadership with critical capabilities. If we are unable to do so, our ability to innovate, generate new business opportunities and effectively lead large and complex transformations and client relationships could be jeopardized. We depend on identifying, developing and retaining top talent to innovate and lead our businesses. This includes developing talent and leadership capabilities. Our ability to expand in the markets we operate depends, in large part, on our ability to attract, develop, retain and integrate both leaders for the local business and people with critical capabilities.

Similarly, our profitability depends on our ability to effectively source and staff people with the right mix of skills and experience to perform services for our clients, including our ability to transition employees to new assignments on a timely basis. The costs associated with recruiting and training employees are significant. If we are unable to effectively deploy our employees globally and remotely on a timely basis to fulfill the needs of our clients, our profitability could suffer. If our utilization rate is too low, our profitability and the engagement of our employees could suffer. If the utilization rate of our professionals is too high, it could have an adverse effect on employee engagement and attrition, the quality of the work performed as well as our ability to staff projects.

Our incentive compensation plans are designed to reward high-performing individuals for their contributions and provide incentives for them to remain with us. If the anticipated value of such incentives does not materialize or if our total compensation package is not viewed as being competitive, our ability to attract and retain the personnel we need could be adversely affected.

There is a risk that at certain points in time, we may have more personnel than we need in certain skill sets or at compensation levels that are not aligned with skill sets. In these situations, we have engaged, and may in the future engage, in actions to rebalance our resources, including reducing the rate of new hires and increasing involuntary terminations as a means to keep our supply of skills and resources in balance with client demand. At certain times, we will find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill certain labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, as demand for our services and solutions has escalated at a high rate, to hire and retain people with the skills necessary to meet demand we have and may continue to adjust compensation, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs. If we are not successful in these initiatives, our results of operations could be adversely affected

Moreover, Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2021, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and hi-tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

If we fail to meet our clients’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

We depend heavily on repeated software and service revenues from our base of existing clients. Two of our largest clients accounted together for 19.0% and 21.2% of our revenues in the years ended December 31, 2020 and 2021, respectively and five of our largest clients accounted for 26.0% and 27.5% of our revenues in the years ended December 31, 2020 and 2021, respectively. If our existing clients are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our services. A significant decline in our revenue stream from existing clients, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

Our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality solutions, professional services and integrity. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a customer’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely affects our customers’ businesses.

In addition, a portion of our projects may be considered critical to the operations of our clients’ businesses. Our exposure to legal liability may be increased in the case of contracts in which we become more involved in our customers’ operations. While we typically strive to include provisions designed to limit our exposure to legal claims relating to our services and the solutions we develop, these provisions may not adequately protect us or may not be enforceable in all cases. The general liability insurance coverage that we maintain, including coverage for errors and omissions, is subject to important exclusions and limitations. We cannot be certain that this coverage will continue to be available on reasonable terms or will be available in sufficient amounts to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claim. A successful assertion of one or more large claims against us that exceeds our available insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our profitability.

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

We face intense competition in the markets in which we operate and we might not be able to compete effectively. This could adversely affect our business, results of operations and financial condition.

The markets in which we offer our services and solutions are highly competitive. Our competitors include:

●	multinational IT service providers, including the services arms of global technology providers;

●	off-shore IT service providers in lower-cost locations such as India and Eastern Europe;

●	accounting firms and consultancies that provide consulting and other IT services and solutions;

●	solution or service providers that compete with us in a specific geographic market, industry or service area, including advertising agencies, engineering services providers and technology start-ups and other companies that can scale rapidly to focus on or disrupt certain markets and provide new or alternative products, services or delivery models; and

●	in-house IT departments that use their own resources, rather than engage an outside firm.

Some of our existing and potential competitors are larger companies, have greater financial, marketing or other resources than we do and, therefore, may be better able to compete for new work and skilled professionals, may be able to innovate and provide new services and solutions faster than we can or may be able to anticipate the need for services and solutions before we do. Some of our competitors may also team together to create competing offerings. Even if we have potential offerings that address client needs, competitors may be more successful at selling similar services they offer, including to companies that are our clients. Some competitors may be more established in certain markets and may make executing our growth strategy to expand in these markets more challenging. Additionally, competitors may also offer more aggressive contractual terms, which may affect our ability to win work. Our future performance is largely dependent on our ability to compete successfully and expand in the markets we currently serve. If we are unable to compete successfully, we could lose clients to competitors, which could materially adversely affect our results of operations. In addition, we may face greater competition due to consolidation of companies in the technology sector through strategic mergers, acquisitions or teaming arrangements. Consolidation activity may result in new competitors with greater scale, a broader footprint or offerings that are more attractive than ours. The technology companies described above, including many of our alliance partners, are increasingly able to offer services related to their software, platform, cloud migration and other solutions, or are developing software, platform, cloud migration and other solutions that require integration services to a lesser extent. These more integrated services and solutions may represent more attractive alternatives to clients than some of our services and solutions, which may materially adversely affect our competitive position and our results of operations.

Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

Global macroeconomic and geopolitical conditions affect our clients’ businesses and the markets they serve. During periods of slowing economic activity, our customers may reduce their demand for our products, technology and professional services, which would reduce our sales, and our business, operating results and financial condition may be adversely affected. Economic challenges may develop, including threatened sovereign defaults, credit downgrades, restricted credit for businesses and consumers and potentially falling demand for a variety of products and services. These developments, or the perception that any of them could occur, could result in longer sales cycles, slower adoption of new technologies and increased price competition for our products and services. We could also be exposed to credit risk and payment delinquencies on our accounts receivable, which are not covered by collateral. In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. Major developments in trade relations, including the imposition of new or increased tariffs by the U.S. and/or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior which, in turn, could have a material effect on our financial condition and results of operations. If such actions impacting our international distribution and sales channels result in increased costs for us or our international partners, such changes could result in higher costs to us, adversely affecting our operations, particularly as we expand our international presence.

If global economic and market conditions, or economic conditions in the United States, Europe or Asia or other key markets, remain uncertain or weaken, our business, operating results and financial condition may be adversely affected.

Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect on the global economy, certain material and commodity prices and our business.

Global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia's full-scale invasion of Ukraine on February 24, 2022. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to:

●	credit and capital market disruptions;

●	significant volatility in commodity prices (such as grains, fertilizer inputs and oil and gas);

●	increased expenses related to direct and indirect materials used in our production process (i.e., packaging, logistics and inputs, among others);

●	increased costs of resources (such as energy, natural gas and coal) for our operations;

●	slowdown or disruption of the global and local supply chain, which may lead to shortages and lack of critical materials, commodities and products in the market;

●	potential appreciation of the U.S. dollar;

●	increase in interest rates and inflation in the markets in which we operate, which may contribute to further increases in the prices of energy, oil and other commodities; and

●	lower or negative global growth.

Any such event may increase our costs and adversely affect our business if we are not able to pass such increased costs onto our customers.

Additionally, Russia's prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, including the agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication, or SWIFT, payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions, the resulting sanctions and Russian counter measures or retaliatory actions (including cyberattacks and espionage) could adversely affect the global economy and financial markets and lead to further instability and lack of liquidity in capital markets.

The impact of these measures, as well as potential responses to them by Russia, is currently unknown and, while we currently didn’t have any significant impact over our business we do employ approximately 220 employees in Russia and 104 employees in Ukraine and current and future measures could significantly and adversely affect our business, financial condition and results of operations, including, for example, increase in costs of exporting to Europe for our halal products, potential sanctions in the marketing of our products to Russia and threats to the safety of our employees in locations close to the conflict. Geopolitical and economic risks have also increased over the past few years as a result of trade tensions between the United States and China, Brexit, and the rise of populism. Growing tensions may lead, among others, to a deglobalization of the world economy, an increase in protectionism or barriers to immigration, a general reduction of international trade in goods and services and a reduction in the integration of financial markets, any of which could materially and adversely affect our business, financial condition, and results of operations.

We are continuing to monitor the situation in Russia, Ukraine and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending or elimination for political or economic reasons (such as in the case of COVID-19) may reduce our revenues and profitability. In addition, the Government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated balance sheet has increased significantly over the last five years from approximately $147 million as of December 31, 2016 to $198 million as of December 31, 2021 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under U.S. GAAP, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 1,699 as of December 31, 2016 to 3,677 as of December 31, 2021 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

We derive our revenues from the sale of software licenses, related professional services, maintenance and technical support as well as from other IT professional services. In recent years the decline in our gross margin was mainly affected by the change in proportion of our revenues generated from the sale of each of those elements of our revenues. Our revenues from the sale of our software licenses, related professional services, maintenance and technical support have significantly higher gross margins than our revenues from IT professional and outsourcing services. Our software licenses revenues also include the sale of third-party software licenses, which have a lower gross margin than sales of our proprietary software products. Any increase in the portion of third-party software license sales out of total license sales will decrease our gross profit margin. If the relative proportion of our revenues from the sale of IT professional services continues to increase as a percentage of our total revenues, our gross profit margins may continue to decline in the future.

We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

While our principal executive offices are located in Israel, 62%, 60% and 62% of our sales in the years ended December 31, 2019, 2020 and 2021, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2019, 2020 and 2021, approximately 51%, 52% and 47% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors in the defense electronics market. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none of which have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

Outside parties have furthermore in the past, and may also in the future, attempt to fraudulently induce our employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk has somewhat increased given the COVID-19 pandemic, as we shifted a portion of our workforce to more frequent work-from-home arrangements. Unauthorized parties may also attempt to gain physical access to our facilities in order to infiltrate our information systems or attempt to gain logical access to our products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees or our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

We have invested in advanced detection, prevention and proactive systems to reduce these risks and we believe that our level of protection is in keeping with the industry standards of peer technology companies. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate. We devote resources to address security vulnerabilities through enhancing security and reliability features in our systems, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, providing resources such as mandatory security training for our workforce and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident. If we do not make the appropriate level of investment in our technology systems or if our systems become out-of-date or obsolete and we are not able to deliver the quality of data security that meet our independent security control certification requirements, our business could be adversely affected.

Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

Maintaining the security of the software solutions and related services that we offer is a critical issue for us and our customers. Security researchers, criminal hackers and other third parties regularly develop new techniques to penetrate our customers’ end points, information systems and network security measures. Cyber threats are constantly evolving and becoming increasingly sophisticated and complex, making it increasingly difficult to detect and successfully defend against them. Unauthorized parties have, in the past, infiltrated our internal IT systems, gaining access to certain proprietary information. If they were to similarly breach the security related to, and misuse, software solutions that we offer, they might access the authentication, payment and personal information of our customers. In addition, cyber-attackers (which may include individuals or groups, as well as sophisticated groups such as nation-state and state-sponsored attackers, who can deploy significant resources to plan and carry out exploits) also develop and deploy viruses, worms, credential stuffing attack tools and other malicious software programs, some of which may be specifically designed to attack the solutions and services that we offer.

Software and operating system applications that we develop have contained and may contain defects in design or manufacture, including bugs, vulnerabilities and other problems that could unexpectedly compromise the security of the software or impair a customer’s ability to operate or use our solutions. The costs to prevent, eliminate, mitigate, or alleviate cyber-attacks or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities are significant, and our efforts to address these problems, including notifying affected parties, may not be successful or may be delayed and could result in interruptions, delays, cessation of service and loss of existing or potential customers. It is impossible to predict the extent, frequency or impact these problems may have on us.

Actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2 and PCI), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our reputation or lead to claims against us (and have in the past led to such claims) and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

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

Although we believe that our products and services do not infringe upon the intellectual property rights of third parties, we cannot assure you that third parties will not assert infringement or misappropriation claims against us with respect to current or future products or services, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation or result in us being unable to use certain intellectual property. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights. Infringement assertions from third parties may involve patent holding companies or other patent owners who have no relevant product revenues, and therefore our own issued and pending patents may provide little or no deterrence to these patent owners in bringing intellectual property rights claims against us.

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

We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2021, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

There is a relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

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

As of April 1, 2022 our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 45.58% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 22,374,434 or 45.58%, of our outstanding Ordinary Shares as of April 1, 2022. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 25.6% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns as of April 1,2022 approximately 11.74% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement, which was amended on September 7, 2020, with Mr. Bernstein, under which agreement Asseco has been granted an irrecoverable proxy to vote an additional 1,797,973 Ordinary Shares of Formula, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.3% of Formula’s outstanding ordinary share. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

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

We may be classified as a passive foreign investment company, or PFIC, which would subject our U.S. investors to adverse tax rules.

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

Capital Transactions since January 1, 2019

On February 28, 2019, we acquired OnTarget Group Inc. (“OnTarget”), a U.S. based full-services provider of software development services, for a total consideration of $12.5 million of which $6.0 million was paid upon closing with 1.0 million deferred and paid on the six month anniversary following the closing with the remaining $.5 million paid on the fifteen month anniversary following the closing and the remaining amount constitutes a contingent payment depending on the future operating results achieved by OnTarget between 2019 and 2022. Based on OnTarget’s operating results between 2019 and 2021 we expect total purchase price to amount to approximately $19.6 million. Further to the $6.5 million paid in 2019, we paid $1.0 million in 2020, $1.0 million in 2021 and $2.0 million in 2022.

On April 1, 2019 we acquired PowWow Inc (“PowWow”), creator of SmartUX™, a leading Low-Code development platform for mobilizing and modernizing enterprise business applications, for a total estimated consideration of $8.4 million, out of which $2 million is contingent on the future revenues achieved by PowWow between 2020 and 2023. During 2020, we reversed the entire contingent amount as it became apparent that PowWow would not meet its revenue targets.

On June 30, 2019, we acquired NetEffects Inc (“NetEffects”), a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $12.5 million, of which $9.4 million was paid upon closing and the remaining $3.1 million was payable in two equal installments following the first and second year anniversaries. We paid $1.55 million in 2020 and in 2021 we settled the remainder of the consideration.

On January 1, 2020, we acquired an additional 20.05% interest in our subsidiary, Roshtov Software Industries Ltd (“Roshtov”), an Israeli-based software company that is a market leader in Israel in patient record information systems, for a total cash consideration of approximately $15 million, which was paid upon closing. We currently hold 80.05% of Roshtov. We and the sellers hold mutual call and put options for the remaining 19.95% interest in Roshtov.

On April 15, 2020, we acquired an additional 10.17% interest in our subsidiary Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total cash consideration of approximately $3.6 million, of which $3 million was paid upon closing and the remainder is payable over a period of up to 18 months. In addition to the cash consideration, we have in place a contingent consideration mechanism according to which an additional amount may be paid in the event Comblack meets certain income thresholds. In April 2022, based on Comblack operating results in 2020 and 2021, we paid an additional $1.7 million as final consideration with respect to the contingent consideration. We currently hold an 80.2% stake in Comblack. Comblack holds a put option in respect to its remaining 19.8% holding.

On May 7, 2020, we acquired Aptonet Inc (“Aptonet”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $4.663 million of which $ 3.663 million was paid upon closing and the remaining $ 1.0 million was payable in two installments, six and twelve months following the closing date. During 2020 and 2021, we paid the remainder of the consideration in two equal installments of $0.5 million each.

On September 2, 2020, we acquired Stockell Information Systems, Inc (“Stockell”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $7.714 million, of which $ 6.265 million was paid upon closing and the remaining $ 1.449 million was payable twelve months following the closing date. In December 2021, following the discovery of a few discrepancies in the sellers’ disclosures, we paid $0.76 million as final consideration to settle the remainder of the purchase price.

On January 1, 2021, we, through one of our Israeli subsidiaries, acquired 60% of the shares of 9540 Y.G. Soft IT Ltd. (“Soft IT”), an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1.1 million. We paid $0.4 million upon closing, $0.3 million was paid on July 4, 2021, and the remaining amount of $0.4 million constitutes a contingent payment depending on the future operating results of IT Soft. The fair value of the contingent consideration amounted to $0.5 million as of the acquisition date. We and Soft IT minority shareholder hold mutual call and put options for the remaining 40% interest.

On April 1, 2021, we acquired EnableIT, LLC and its subsidiary (“EnableIT”), a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $6.0 million, of which $4.0 million was paid upon closing and the remaining $2.0 million was payable in two equal installments in April 1, 2022 (which was paid on time) and April 1, 2023.

Also on April 1, 2021, we acquired Menarva Ltd. (“Menarva”), an Israeli-based services company which specializes in software solutions for non-profit organizations for a total estimated consideration of up to $5.594 million, of which, $3.0 million was paid upon closing, with the remaining $2.594 million payable in two equal installments on April 1, 2022 and 2023, contingent upon the operational results of Menarva. On March 31, 2022, we paid an amount of $1.1 million.

On December 2, 2021, we entered into a share purchase agreement to acquire 50.1% of the outstanding share capital of Vidstart Ltd. (“Vidstart”). Vidstart is a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. The final closing and execution of the Vidstart Agreement occurred on January 27, 2022. The total purchase price was approximately $11 million in cash. Furthermore, we are obliged to purchase the remainder of Vidstart’s shares (30% on December 31, 2022 and 19.9% on December 31, 2023) for a price contingent on Vidstart’s future operating results during 2022 and 2023.

Our fixed assets capital expenditures for the years ended December 31, 2019, 2020 and 2021 were approximately $ 1.4 million, $ 2.8 million, and $ 1.4 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

B.	Business Overview

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. We are a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, as well as (iv) cloud based services for end to end digital transformation.

Our software technology is used by customers to develop, deploy and integrate on-premise, mobile and cloud-based business applications quickly and cost effectively. In addition, our technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. We also provide selected verticals with a complete software solution and return on investment.

Based on our technological capabilities and our specialists, we enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,677 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms

Organizations across all industries are digitally transforming by leveraging software to automate and optimize mission critical operations, enhance customer experiences, and drive competitive differentiation. Historically, organizations have principally relied on off-the-shelf packaged software and custom software solutions to operationalize and automate their businesses. Packaged software often fails to address unique use cases or to enable differentiation. It also requires organizations to adapt their business (processes, systems of record, etc.) to the software package, as opposed to adapting the software to their unique business needs. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development requires a long, iterative, and cumbersome process, as well as costly integration that relies on scarce developer talent. We enable organizations to differentiate themselves from their competition through software-enabled digital transformation.

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

Our low-code platforms employ an intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique applications. Our platform automates the creation of forms, workflows, data structures, reports, user interfaces, and other software elements that would otherwise need to be manually coded. This functionality greatly reduces the iterative development process, allowing for real-time optimization and ultimately shortening the time it takes to design, build, and deploy applications.

Our customers leverage our technologies to apply the right automation approach for their specific use case. We believe our unified low-code platforms are a differentiator in the marketplace. We strive to deeply integrate our capabilities so that they are all interoperable and low-code making it easier and faster for our clients to address complex use cases, particularly those that involve multiple departments within an organization

Our software technology platforms consist of:

○	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

○	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

○	Magic xpi Integration Platform – a proprietary low-code platform for application integration

○	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

○	FactoryEye – a cloud-based platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

○	BusinessEye – a cloud-based platform for all verticals enabling smooth end-to-end digital transformation and full organizational business intelligence

Our vertical software packages

○	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

○	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

○	Hermes Cargo – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

○	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

○	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

○	Nativ – offered by our Menarva Ltd. subsidiary, is a proprietary comprehensive core system for management of rehabilitation centers.

○	Mobisale – offered by our Mobisoft Ltd. subsidiary, is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

Our professional software and IT services

Our software professional services offerings include a vast portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, DevOps (Development & Operations), Mobile, Big Data and Analytical BI, M/F, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required in each case with our goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive. The talents we provide generally supplement in-house capabilities of our customers. We have extensive and proven experience with virtually all types of telecom infrastructure technologies in wireless and wire-line as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Vidstart Ltd

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

In December 2018, we achieved Microsoft Gold Competency and have maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program, Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and Magic BusinessEye, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

In May 2020, our CommIT Group, achieved Amazon AWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success. In recent years, Comm-IT has successfully led, developed and produced many SaaS solutions on AWS for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. Comm-IT’s unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to market analysts spending on low-code development technologies (excluding RPA) is expected to grow from $9.6 billion in 2020 to $24.7 billion by 2025, at a CAGR of 21%. Based on Gartner’s, Magic Quadrant for Enterprise Low Code Application Platforms, 8 August 2019, by 2024 low-code application platforms will be responsible for more than 65 percent of all application development activity and three-quarters of large enterprises will be using at least four low-code development tools for both IT application development and citizen development initiatives. The increasing need of digitalization and maturity of agile DevOps practices are expected to enhance the use of low-code development platform market across the globe. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who has relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoeyEye and Magic BusinessEye all provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye and Magic BusinessEye, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

We offer three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform, Magic FactoryEye and Magic BusinessEye deliver fast and simple integration and orchestration of business processes and applications. Our customers operate in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

Magic xpa offers customers the power to choose how they deploy their applications, whether full client or web; on-premise or on-demand; in the cloud or behind the corporate firewall; software or mobile or SaaS; global or local. Our Magic xpa Application Platform complies with event driven and service oriented architectural principles. By offering technology transparency, this product allows customers to focus on their business requirements rather than technological means. The Magic xpa single development paradigm significantly reduces the time and costs associated with the development and deployment of cloud-based applications, including RIAs, mobile and SaaS. In addition, application owners can leverage their initial investment when moving from full client mode to cloud mode, and modify these choices as the situation requires. Enterprises can use cloud-based Magic xpa applications in a SaaS model and still maintain their databases in the privacy of their own data centers. Magic xpa also supports most hardware and operating system environments such as Windows, Unix, Linux and AS/400, as well as multiple databases and is interoperable with .NET and Java technologies.

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

Key benefits of our platform include:

●	Powerful applications to solve critical and complex challenges. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes and business rules. Our heritage provides us with this differentiated understanding of complex processes, and we have incorporated that expertise into our platform to enable the development of powerful applications. Organizations have used our platform to launch new business lines, build large procurement systems, manage retail store layouts, conduct predictive maintenance on field equipment and manage trading platforms, among a range of other use cases.

●	Rapid and simple innovation through our powerful platform. Our platform employs a low-code, intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique applications. Our platform automates the creation of forms, data flows, records, reports and other software elements that would otherwise need to be manually coded or configured. This functionality greatly reduces the iterative development process, allowing for real-time application optimization and ultimately shortening the time from idea to deployment. In turn, organizations can better leverage scarce and costly developer talent to accomplish more digital transformation objectives.

●	Build once, deploy everywhere. Our technology allows developers to build an application once and use it everywhere with the consistency of experience and optimal performance levels that users expect. Applications developed on our platform can be immediately and natively deployed across a full range of mobile and desktop devices with no additional customization, including desktop web browsers, tablets and mobile phones. We also enable organizations to easily modify and enhance applications and automatically disseminate these updates across device types to ensure all users benefit from the most up-to-date functionality.

●	Deployment flexibility to serve customer needs. Our platform can be installed in any cloud or on-premises, with organizations able to access the same functionality and data sources in all cases. Our flexible deployment model also preserves a seamless path to future cloud deployments for organizations initially choosing on-premises for their most sensitive workloads.

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

In April 2018, and for the third consecutive year, Magic Software’s Magic xpa application development platform gained top market share in license sales in the Japanese market. According to the “Market Research for Next Generation Extra-Rapid Development Tools in 2018” published by MIC Research Institute Ltd., the Magic xpa Application Platform grew 2% achieving a 41% share of the Japanese market.

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

In 2021, we moved our Magic xpa platform to be a cloud native platform deployed by dockers container, opening the door to our customer to take their applications to be a full SaaS products.

AppBuilder Application Platform

AppBuilder, a platform we acquired in December 2011, is a proprietary development environment used for managing, maintaining and reusing complicated applications needed by large businesses. AppBuilder provides the infrastructure for enterprises worldwide, across several industries, with applications running millions of transactions daily on legacy systems. Enterprises using AppBuilder can build, deploy and maintain large-scale custom-built business applications for years without being dependent on any particular technology. The AppBuilder deployment environments include IBM mainframe, Unix, Linux and Windows. AppBuilder is intended to increase productivity and agility in the creation and deployment of enterprise class computing.

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

Magic xpi Integration Platform

We believe data is the most valuable competitive asset today as companies increasingly pursue digital transformation initiatives to modernize their businesses. Enormous amounts of data are being generated by people, applications, and devices worldwide. Enterprises are seeking to connect data across their various applications, systems, and IT environments in order to become data-driven businesses. Understanding and connecting these data assets as well as migrating workloads to the cloud, enables superior insights across the business organization, better service of customers, automation of supply chains, and the democratization of secure, governed data access for all employees.

The rise of cloud computing, low cost data storage and the proliferation of applications that generate and access data, combined with the increasing volume of data from mobile, social and IoT, is resulting in an explosion of the volume, variety, and velocity of data. According to a March 2021 report from IDC, “The amount of digital data created over the next five years will be greater than twice the amount of data created since the advent of digital storage.” This new data creates opportunities to generate greater business insights and pursue new market opportunities, but is overwhelming for organizations to manage, aggregate, and normalize. As enterprises undertake the massive transition to cloud, we believe a majority of their workloads will remain on-premises for the foreseeable future due to the mission-critical processes they support. The complexity of this hybrid world will be further exacerbated as enterprises also employ multi-cloud strategies. According to IDC, “82% of organizations are currently using multiple clouds - or plan to within the next 12 months.” As a result, we expect enterprises will require new technologies purpose-built to connect, analyze, manage, and normalize data anywhere it resides using modern, cloud-native architectures that can seamlessly be deployed in any IT environment.

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

Data engineers, Extract-Transform-Load (ETL) developers, and citizen integrators have the ability to use our platform to ingest, transform and integrate data spanning departmental to enterprise scale workloads. These workloads include diverse and distributed data sources in multi-cloud, hybrid environments. The breadth and depth of our data integration capabilities accelerate the aggregation and processing of data to ready it for analytics, data science and enterprise reporting initiatives. Leveraging a simple graphical design experience, users can develop workloads across ETL, Extract-Load-Transform (ELT), real-time and streaming data integration patterns. Our platform is designed to integrate structured and unstructured data across on-premises and cloud-native applications, databases, business intelligence tools, data modeling tools, data lakes, data warehouses, mainframes, messaging systems, file systems and IoT devices. Our data-lake Magic BusienssEye allows data stewards and business analysts to create an authoritative single-source view of all business-critical data from internal and external sources across multiple data domains, including customers, locations, assets, and employees and many other domain types.

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

Key benefits of our platform include:

●	Business Process Management. At the core of our platform is an advanced engine that enables the modeling, modification and management of complex processes. This engine enables orchestration of any business workflow.

●	Decision Rules. Appian includes a declarative environment for defining and executing business logic or rules. These rules can be highly complex and can be applied within the Appian platform to many use cases, ranging from automated decision making to user experience personalization.

●	Seamless integration with existing systems and data. In contrast to typical enterprise software, our platform does not require that data reside within it in order to enable robust data analysis and cross-department and cross-application insight. Our platform seamlessly integrates with many of the most popular enterprise software applications and data repositories and can be used within many legacy environments. For example, organizations frequently use our platform to extend the life and enhance the functionality of legacy systems of record, such as those used for enterprise resource planning, human capital management and customer relationship management, by building new applications that enhance the functionality of those systems and by leveraging the data within those systems to further optimize and automate operations.

●	Embrace the full benefits of the public cloud. Our platform helps customers accelerate the migration of their on-premises workloads to the cloud. Our platform modernizes our customers’ applications and data management capabilities to accelerate migrations to the cloud, allowing them to embrace innovation, create digital-first business models, reduce operating costs, and generate new revenue streams.

●

Deliver rich 360-degree business experiences. By enabling our customers to aggregate, consolidate and normalize their data to build a single source of truth, we empower them to deliver highly engaging and personalized customer experiences. This allows our customers to embrace a digital-first business strategy, build better connections and relationships with their end users, and modernize their supply chains by intelligently matching supply with demand patterns.

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

In 2021, we enhanced Magic xpi Local Agent capabilities with more functionalities, added additional connectors (e.g., OPC for manufacturing) and invested more resources in the overall product stability. In addition, we moved our Magic xpi platform to be a cloud native platform deployed by dockers container.

In 2022, we plan to continue to expand our product offering with additional features, per customer requests.

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

FactoryEye

On May 2019, Magic Software launched the release of FactoryEye, a proprietary high performance, low-code, flexible, hybrid platform built specially for manufacturers based on existing infrastructure enabling real-time virtualizations of all production data and advanced analytics (based on machine learning) for improved productivity and competitive advantage. Magic Software has hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye. The product’s intuitive and user-friendly dashboards empower manufacturers by providing all the analysis they need in order to make faster and smarter decisions based on real time data and analytics. This translates into improved productivity, faster delivery times, and better control over the manufacturing processes, leading to increased customer satisfaction and higher profit margins. FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems.

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

In April 2021, Magic Software announced its partnership with JDEMart, which is the largest online marketplace of JD Edwards solutions from vendors all over the world. Adding Magic Software’s FactoryEye solution to JDEMart’s marketplace provides manufacturers using JD Edwards with real-time, actionable intelligence to decision makers at all levels of the company.

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

We employ a team of 35 research and development specialists that together with our clients create a future where the health care system works to improve the well-being of individuals and communities. Roshtov’s proven ability to innovate has led to what we believe to be an industry leading architectures and a breadth and depth of solutions and services.

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

Hermes Cargo

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

Nativ:

Offered by our Menarva Ltd subsidiary, Nativ is the leading system for efficient management of all types of rehabilitation centers. Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in patient rehabilitation and treatment. From rehabilitation programs to recruitment, Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment and medical files.

In addition, Nativ also contains many integral interfaces, including the Israel’s Ministry of Health’s suppliers portal, Israel’s Ministry of Welfare’s suppliers portal, rent transfers from the Israel’s Ministry of Housing, accounting systems, payroll systems and more. The system produces a wide range of reports, including a receipt report from Israel’s Ministry of Health, Welfare, Economy and Security, comprehensive and detailed information divided into units and services, a detailed living allowance report, patient report, condition report, emergency report and more.

Menarva has extensive experience gained in its work over the past 10 years with dozens of clients in Israel, an experience that has given rise to in-depth insights into the field of rehabilitation. Nativ is supported by the cloud and allows connection at any time and from any place for maximum efficiency, including a mobile application for continuous monitoring of field personnel in real time.

Nativ offers maximum survivability, due to the need for high reliability and comprehensive information security, all infrastructure is owned by Menarva and the system complies with all standards and guidelines of Israel’s Privacy Protection Authority, including ISO standards: Standard 9001 for information systems development, Standard 27001.

Strategy

Our goal is to continue our profitable and cash generative growth within our software solutions and professional services markets. We plan to achieve this goal by focusing on the following principles:

●	Expand sales to existing customers. We have a strong track-record of expanding within our existing customers. We believe there are significant cross-sell and upsell opportunities within our existing customer base by adding new products, addressing new areas of expertise, and growing with our customers’ overall business footprint. We intend to capitalize on the opportunity to more effectively cross-sell solutions and services across our existing customer base. In addition to selling complementary software solutions to customers that already use our development application solutions or packaged software solutions, we believe our strong customer, MSP and partner relationships and execution track record position us to successfully grow our revenues by delivering complementary development and integration tools from our product offering to our existing IT services customers and by delivering IT services to our existing application development customer base.

●	Capitalize on opportunities created by new technological trends. We believe that emerging industry trends such as mobile applications, cloud applications, SaaS and big data will require our enterprise customers and partners to continue and upgrade existing systems and to integrate their current infrastructure with new mobile and cloud applications or with new big data management solutions. We intend to market the capabilities of our software solutions and professional services offerings to customers that are currently impacted or will potentially be impacted by the increased complexity resulting from these trends. For instance, we intend to promote Magic xpa through Rich Internet Applications (RIAs).

●	Grow our customer base through new offerings. We plan to grow our business by attracting new ISV enterprise customers with new technology offerings and new professional services through our already established expertise in the areas of mobile technologies and projects, cloud applications, SaaS and Big Data solutions, and integration solutions. Due to our track record in these industry segments, we believe we are well positioned to develop and offer new application development and integration solutions that will enable us to attract new customers. In addition, we believe our familiarity with these verticals will allow us to differentiate our IT services offering and grow our market share in this vertical as well.

●	Provide new solutions to new ecosystems. We expect the same industry trends of mobile, cloud, SaaS and big data to lead to the creation of additional enterprise applications ecosystems. We intend to continue to develop new solutions that will allow us to form new partnerships, which in turn will grow our revenues. We also intend to focus on recruiting OEM partners that will incorporate our Magic xpi integration technology into their product offerings.

●	Acquire complementary businesses. As part of our growth strategy, we will continue to seek and evaluate opportunities to grow through acquisitions of companies and operations with complementary software solutions, technologies and related intellectual property, packaged software solutions, augmenting integration and services capabilities, additional distribution channels or market share. We have a strict acquisition policy pursuant to which we only pursue acquisitions in cases we identify as having a clear business opportunity and a clear path to revenue growth. In addition, we only pursue acquisitions which we believe entail low integration and operational risk as a result of our internal familiarity with the target or the industry in which it operates, through our network of MSPs, system integrators, distributors, resellers, and consulting and OEM partners. We intend to balance any investments in such acquisitions with investments in our existing business and our policy of returning value to shareholders in the form of dividends.

Our partner strategy is focused on delivering complete end-to-end solutions for our customers, driving general awareness of our platforms and service capabilities and broadening our distribution and reach to new customers. We have deep relationships with global system integrators, which we partner closely with. We co-create and co-sell solutions to solve customer needs where we combine the power of our innovation and their services to deliver against the customer business objectives. We have a scaled and well-defined alliances program where we partner with value-added resellers and distributors across the world to expand our reach in international markets. Our relationship with these channel partners ranges from fulfilment services to co-sell or independent resell in some markets.

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

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi, Magic BusinessEye, SmartUX and FactoryEye projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

IT Services

Background

The core of our growth strategy is to serve as a one-stop-shop for our clients, helping them accelerate their digital transformation to enhance competitiveness, grow profitability and deliver sustainable stakeholder value. We use our deep industry and functional expertise to help clients capture more growth and solve a diverse set of business challenges, including identifying and developing new products and services; improving sales and customer experience; optimizing cost structures; maximizing human performance; harnessing data to improve decision-making; mitigating risk and enhancing security; shaping and delivering value from large-scale cloud migrations; and digitizing manufacturing and operations with smart, connected products and platforms.

Technology is the single biggest driver of change in companies today. Despite the potential impacts of the Omicron variant, we expect an economic recovery with high expectations for increased technology investments. While Gartner prognosticated that the worldwide IT Spending would grow by 5%-6% in 2021, they actually grew by over 9% and such spending is expected to grow by 5.1% in 2022 (See https://www.gartner.com/en/newsroom/press-releases/2022-01-18-gartner-forecasts-worldwide-it-spending-to-grow-five- point-1-percent-in-2022).

We help our clients use technology to build their digital core to drive enterprise-wide transformation—such as moving them to the cloud, leveraging data and artificial intelligence, and embedding security and sustainability across the enterprise; by transforming their operations; and by accelerating their revenue growth. We leverage our scale and global footprint, innovation capabilities, and strong ecosystem partnerships, together with our platforms including to consistently deliver tangible value for our clients.

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

We are a talent- and innovation-led organization with approximately 3,677 people as of December 31, 2021, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,150 experts, the majority of which are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Comm-IT Group, Infinigy Solutions LLC., EnableIT LLC, Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(in thousands)
Software sales	$30,934	$24,272	$28,084
Maintenance and technical support	36,149	33,181	30,996
Consulting services	413,242	313,741	266,550
Total revenues	$480,325	$371,194	$325,630

	Year ended December 31,
	2021	2020	2019
	(in thousands)
United States	$254,342	$177,882	$158,095
Israel	180,462	149,094	124,523
Europe	30,085	26,947	25,788
Japan	11,443	12,643	12,499
Other	3,993	4,628	4,725
Total revenues	$480,325	$371,194	$325,630

Our Magic xpa, Magic xpi, Magic BusinessEye, Magic SmartUX, Magic FactoryEye, and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple customers, typically within a vertical industry sector or a horizontal business function.

Among the thousands of customers running their business systems with our technology are the following:

ABB Group	Fukushima Bank	PGG Wrightson
Able B.V.	Gakken	PTT
ADD	GE Capital	QboCel Mexico
Adidas Canada	GGD Amsterdam	Rosenbauer
Adecco Nederland	Grange Company	Segafredo France
Agricultural Bank of China	Groupe Flo	Sennheiser
Allstate Life Insurance	Grupo Inversionistas en Autotransportes Mexicanos	Sony DADC
ATLAS Grupo Financiero	Guardian Life Insurance	Staff Development Management Systems (SDMS Ltd)
Seguros y Fianzas	Hebrew University of Jerusalem	SECOM Trust Systems
Auchan	Hitachi Systems	Sodiaal
AutoScout24	IDF	Stallergenes
Axesor Powers	ING Commercial Finance BV	State of Washington Courts
Bank Leumi	ISS	Sterling Crane
BNP Paribas	Japan Chamber of Commerce	Sun Life Insurance
Boston Medical Center	Korea Development Bank (KDB)	Synbra Holding BV
CBIA	Lekkerland Nederland BV	Telenet Belgium
Çelebi Ground Handling Inc.	Lloyds Bank	TelOne Zimbabwe
Centric	L’Occitane	The Himalaya Drug Company
Christie Digital	Loxam	TOA
Club Med	MatrixCare	TOTO
Coca Cola	Mahindra & Mahindra	UPS
Crane & Co.	Moose Toys	Valeo services
Datenlotsen	Morgan Advanced Materials	Veolia Waters
Eco-Emballages	Mundipharma	Viparis
Electra	Nagarjuna Fertilizers & Chemicals Ltd.	Vishay Intertechnology
Export-Import Bank of Thailand	Nespresso	Vodafone Iceland
Ekro	NextiraOne	Volvo Brazil
Euroclear	NHS Trust	WellMark
Farm Mutual Reinsurance Plan	Nihon UNISYS	Worldwide Flight Services (WFS)
Finanz Informatik	Nintendo	ZF Lemforder
Fiskars	Orangina Schweppes
Franken Brunnen	Pacific Steel & Recycling
Fujitsu Marketing	Parrot
Fujitsu-Ten	Petzl

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

Direct Sales. For Magic xpa and AppBuilder, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi, FactoryEye and Magic BusinessEye are mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2021, we employed approximately 167 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

With Magic xpa, we compete in the low-code application platform, SOA architecture and enterprise mobility markets. Our main competitors fall into two categories: (1) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform; and (2) providers of low-code development platforms, such as Microsoft, Salesforce.com, ServiceNow, OutSystems, Appien and Mendix.

As our market grows, we expect it will attract more highly specialized vendors as well as larger vendors that may continue to acquire or bundle their products more effectively. The principal competitive factors in our market include:

●	Platform features, reliability, performance, and effectiveness;

●	Ease of use and speed;

●	Platform extensibility and ability to integrate with other technology infrastructures;

●	Deployment flexibility;

●	Robustness of professional services and customer support;

●	Price and total cost of ownership;

●	Strength of platform security and adherence to industry standards and certifications;

●	Strength of sales and marketing efforts; and

●	Brand awareness and reputation.

With Magic xpi, we compete in the integration platform market, which is highly competitive and rapidly evolving. Among our current competitors are IBM, Informatica, TIBCO, MuleSoft, Jitterbit, Talend, Dell–Boomi, Scribe and Software AG.

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

Environmental, Social & Governance Matters

We place emphasis on, and devote considerable time towards, business responsibility, sustainability, and delivering value for our customer base, employees, investors, suppliers, and each of our respective communities. We have developed a strong set of corporate values that inspire ethical behavior throughout their decision-making process and that promote one of our business objectives of bringing together a diverse group with the unique skill sets, knowledge, and talents to effectuate our vision.

C.	Organizational Structure

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2021:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Coretech Consulting Group, Inc. (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC(	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises India Pvt. Ltd.	India	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Magix Integration (Proprietary) Ltd.	South Africa	100%
AppBuilder Solutions Ltd.	United Kingdom	100%
Complete Business Solutions Ltd.	Israel	100%
Datamind Technologies Ltd. (shares held by Complete Business Solutions Ltd)	Israel	100%
CommIT Technology Solutions Ltd.	Israel	78.0%
CommIT Software Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	80.05%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.) (shares held by F.T.S. - Formula Telecom Solutions Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	80.1%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	99.9%

Subsidiary Name	Country of Incorporation	Ownership Percentage
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
PowWow Inc. (shares held by Magic Software Enterprises Inc)	California	100%
BA Microwaves Ltd. (shares held by CommIT Embedded Ltd)	Israel	56.67%
Stockell Information Systems Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
Mobisoft Ltd.	Israel	70%
Magic Hands B.V. (shares held by Magic Benelux B.V.)	Netherlands	100%
Knowledge & Solutions Software B.V.	Netherlands	100%
Aptonet, Inc. (shares held by Coretech Consulting Group LLC)	Georgia	100%
Comm-IT USA, Inc. (shares held by CommIT Technology Solutions Ltd)	Delaware	100%
Comblack Municipal Services Ltd. (shares held by Comblack IT Ltd)	Israel	70%
Shavit Human Resource Ltd. (shares held by Shavit Software (2009) Ltd)	Israel	100%
Menarva Ltd.	Israel	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Vidstart Ltd.	Israel	50.1%
Appush Inc. (Shares held by Vidstart Ltd.)	Delaware	100% %

D.	Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 32,404 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. In 2021, we paid $0.6 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2033, with two additional five (5) year options to extend our lease agreement for.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia and various locations in Israel. The aggregate annual cost for such facilities was $5.4 million during the year ended December 31, 2021.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 51 active wholly-owned subsidiaries in the United States, Israel, Europe, Asia and South Africa. Of such subsidiaries, 27 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 24 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprises worldwide to produce and integrate their business applications. Our application platforms, Magic xpa and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi and Magic BusinessEye technologies for business integration to enterprises using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

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

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi, Magic BusinessEye, Magic SmartUX and AppBuilder brands and from related professional services, software maintenance and technical support as well as from packaged software solutions in several business verticals (mainly human recourses, cargo handling, patient medical records and billing), and from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

We also compete with other companies in the technical IT consulting and outsourcing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through eight of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our two largest customers accounted for 19.0% and 21.2% of our revenues in the years ended December 31, 2020 and 2021, respectively, and our five largest customers accounted for 26.0% and 27.5% of our revenues in the years ended December 31, 2020 and 2021, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a contract until December 31, 2027, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

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

The breakdown of our revenue mix for the twelve-month period of 2021 was approximately 19% related to our software solutions and 81% related to our professional services, compared to 23% related to our software and 77% related to our professional services in 2020 as a whole. The increase in the percentage of our professional services is due to the continued strong demand for our professional experts driving our professional services revenue stream and the addition of Enable IT acquired during the second quarter of 2021 to our professional services business segment contributing $19 million to our top line this year.

Despite the significant change in mix of our revenues between software solutions and professional services, the breakdown of our gross profit mix for the twelve-month period of 2021 remained stable as approximately 45% of our gross profit related to our software solutions and 55% related to our professional services in 2021 as a whole, compared to 47% related to our software and 53% related to our professional services in 2020 as a whole.

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

The following table sets forth for the periods indicated (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2021	2020	2019	2018	2017
New Israeli Shekel	(3.3)%	(7.0)%	(7.8)%	8.1%	(9.8)%
Euro	8.4%	(8.5)%	2.0%	4.6%	(12.2)%
Japanese Yen	11.7%	(5.0)%	(1.2)%	(2.4)%	(3.8)%
British Pound	1.1%	(3.4)%	(3.1)%	5.6%	(9)%
Israeli Consumer Price Index	2.8%	(0.7)%	0.6%	0.8%	0.4%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2019, 2020 and 2021.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2019
Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978
Operating income (loss)	$14,315	$22,648	$(3,311)	$33,652
Depreciation, amortization and stock-based compensation expenses	8,799	5,059	241	14,099
Capitalized software development costs	(4,143)	-	-	(4,143)
EBITDA	$18,971	$27,707	$(3,070)	$43,608

2020
Total revenues	$86,025	$285,169	$-	$371,194
Expenses	64,498	258,907	7,201	330,606
Operating income (loss)	$21,527	$26,262	$(7,201)	$40,588
Depreciation, amortization and stock-based compensation expenses	10,329	3,347	263	13,939
Capitalized software development costs	(3,302)	-	-	(3,302)
EBITDA	$28,554	$29,609	$(6,938)	$51,225

2021
Total revenues	$95,589	$384,736	-	480,325
Expenses	74,863	347,712	6,514	429,089
Operating income (loss)	$20,726	$37,024	$(6,514)	51,236
Depreciation, amortization and stock-based compensation expenses	9,261	5,220	371	14,852
Capitalized software development costs	(3,193)	-	-	(3,193)
EBITDA	$26,794	$42,244	$(6,143)	$62,895

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2021	2020	2019
	(U.S. dollars in thousands)
Gross research and development costs	$12,188	$12,091	$12,382
Less capitalized software development costs	(3,193)	(3,302)	(4,143)
Research and development expenses, net	$8,995	$8,789	$8,239

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2021	2020	2019
Revenues:
Software	6.5%	6.6%	8.6%
Maintenance and technical support	7.5	8.9	9.5
Consulting services	86.0	84.5	81.9
Total revenues	100.0%	100.0%	100.0%
Cost of revenues:
Software	2.5	2.8	3.1
Maintenance and technical support	0.9	1.0	1.3
Consulting services	68.9	66.7	64.2
Total cost of revenues	72.3	70.5	68.6
Gross profit	27.7	29.5	31.4
Operating costs and expenses:
Research and development, net	1.9	2.4	2.5
Selling and marketing,	7.9	8.4	9.4
General and administrative	6.7	7.5	9.1
Change in valuation of contingent consideration related to acquisitions	0.5	0.3	0.1
Total operating expenses, net	17.0	18.6	21.1
Operating income	10.7	10.9	10.3
Financial income (expenses), net	(0.7)	(0.3)	(0.3)
Increase in valuation of contingent consideration related to acquisitions	(0.6)	(0.6)	-
Income before taxes on income	9.4	10.0	10.0
Tax on income	(2.2)	(1.9)	(2.1)
Net income attributable to redeemable non-controlling interests	(0.7)	(0.8)	(1.0)
Net income attributable to non-controlling interests	(0.4)	(0.5)	(0.7)
Net income attributable to Magic’s shareholders	6.1	6.8	6.2

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Revenues. Revenues in 2021 increased by 29% from $371.2 million in 2020 to $480.3 million in 2021.

Revenues from the software services business segment increased by 11% from $86.0 million in 2020 to $95.6 million in 2021. This is primarily attributable to i) increase of $3.1 million in sales of our maintenance and support agreements, 54%, accounted by organic growth with the remaining due to the inclusion of Mobisoft revenues, acquired in July 1, 2020, on a full year basis, ii) increase of $3.5 million in sales of third party software, iii) increase of $1.2 million resulted from the first-time consolidation of our subsidiary Menarva acquired on April 1, 2021 and iv) increase of $1.7 million sales of proprietary software licenses.

Revenues from the IT professional services business segment increased by 35% from $285.2 million in 2020 to $384.7 million in 2021, primarily attributable to i) increase of $18.3 million due to the inclusion of Aptonet and Stockell revenues, acquired on May 7, 2020 and September 2, 2020, respectively on a full year basis, ii) increase of $19.2 million due to the acquisition of Enable IT on April 1, 2021, with the remaining increase resulted primarily from increased demand for our IT software services across most of our business units.

Revenues from sales of proprietary technology software licenses and proprietary packaged software solutions increased by approximately 18% from $16.1 million in 2020 to $19.0 million in 2021. This is mainly attributable to increase demand for our proprietary packaged software solutions with $1.2 million resulting from the first-time consolidation of Menarva.

Revenues from sales of third-party software solutions increased by approximately 45% from $8.2 million in 2020 to $11.9 million in 2021, in line with the increase in sales recorded across all of our revenue streams.

Revenues from maintenance and technical support increased by approximately 9% from $33.2 million in 2020 to $36.1 million in 2021, in line with the increase in revenues from sales of proprietary technology software licenses and proprietary packaged software solutions.

Revenues from IT consulting services increased by approximately 32% from $313.7 million in 2020 to $413.2 million in 2021. The increase was primarily attributable to the first-time consolidation of our subsidiary Enable IT and the consolidation of Aptonet and Stockell, on a full year basis in 2021, as well as increased revenues from our two largest clients who accounted together for 19.0% and 21.2% of our revenues in the years ended December 31, 2020 and 2021, respectively.

The following table summarizes our revenues by geographical market for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2021	2020
	(U.S. dollars in thousands)
United States	$254,342	$177,882
Israel	180,462	149,094
Europe	30,085	26,947
Japan	11,443	12,643
Other	3,993	4,628
Total revenues	$480,325	$371,194

Cost of Revenues. Cost of revenues increased by approximately 33% from $261.6 million in 2020 to $347.3 million in 2021.

Cost of revenues from the software services business segment increased by 7% from $35.3 million in 2020 to $37.6 million in 2021. As percentage of revenues, cost of revenues from the software services business segment decreased from approximately 41% in 2020 to approximately 39% in 2021. This is primarily due to the increase recorded in our sales of proprietary technology software licenses and proprietary packaged software solutions as well in our revenues from maintenance and technical support.

Cost of revenues from the IT professional services business segment increased by approximately 37% from $226.3 million in 2020 to $309.7 million in 2021. As percentage of revenues, cost of revenues from the IT professional services business segment remained stable at approximately 80% in 2021 compared to 79% in 2020. The increase in cost of revenues from the IT professional services business segment in absolute numbers is in line with the increase in revenues from the IT professional services business segment.

Cost of revenues for maintenance and technical support increased by 15% from $3.6 million in 2020 to $4.1 million in 2021. As a percentage of revenues, cost of revenues for maintenance and technical support remained stable at approximately 11% in 2021 and 2020.

Gross Margin. Gross margin declined by 1.8% from 29.5% in 2020 to 27.7% in 2021. The decrease in our gross margin is mainly attributable to i) the change of our revenue mix related to our software solutions compared to our professional services accounting for approximately half of the decrease in gross margin and ii) the increase in employee payroll costs due to increased demand for digital, cloud, data and core systems professional experts which lowered our professional services gross margins to 20% in 2021 compared to 21.1% in 2020.

Research and Development Expenses, Net. Gross research and development costs remained stable in absolute numbers with $12.2 million in 2021 compared to $12.1 million in 2020. Net research and development costs increased by 2% from $8.8 million in 2020 to $9.0 million in 2021. In 2021, we capitalized $3.2 million of software development costs compared to $3.3 million in 2020. Net research and development costs as a percentage of revenues was 1.9% in 2021 compared to 2.4% in 2020. Gross (net) research and development costs as a percentage of revenues of our software services business segment slightly decreased from 14% (10%) in 2020 to 13% (9%) in 2021.

Selling and Marketing Expenses. Selling and marketing expenses increased by 22% from $31.2 million in 2020 to $38.1 million in 2021. Selling and marketing expenses as a percentage of revenues decreased from 8.4% in 2020 to 7.9% in 2021. The increase in the overall sales and marketing expenses is in line with the increase in our revenues. Selling and marketing expenses for the year ended December 31, 2021 include $956,000 of stock-based compensation expenses compared to $0 in 2020.

General and Administrative Expenses. General and administrative expenses increased by 15.0% from $27.7 million in 2020 to $32.1 million in 2021. General and administrative expenses as a percentage of revenues decreased from 7.5% in 2020 to 6.8% in 2021. The increase in expenses is attributable mainly to i) cost-saving measures taken in 2020 with respect to the COVID-19 business disruption that did not repeat in 2021, ii) increase in costs related to acquisitions from $1.5 million to $2.2 million, iii) increase in valuation of contingent consideration costs from $1.1 million in 2020 to $2.5 million in 2021 and iv) increase in directors and officers insurance costs from $0.4 million in 2020 to $0.9 million in 2021. The remaining increase in the overall general and administrative expenses is in line with the increase in our revenues.

Financial Expenses, Net. We recorded net financial expenses of $0.9 million in 2020 and $3.2 million in 2021. The increase is mainly attributed to an increase in our interest expenses with respect to loans from financial institutions in the amount of $0.2 million, as well as an increase in costs arising from devaluation of U.S dollar mainly versus the New Israeli Shekel and the Euro in the amount of $1.8 million.

Taxes on Income. We recorded taxes on income of $7.3 million in 2020 compared to $10.4 million in 2021. The increase is mainly attributed to a one-time reversal a provision for uncertain tax positions in respect of previous years which occurred in 2020 in the amount of $1.1 million. The rest of the increase is in line with the increase in our taxable income.

Net Income Attributable to Our Shareholders. Our net income increased from $25.2 million in 2020 to $29.3 million in 2021, primarily attributable to an increase in operating profit of $10.6 million and offset by financial expenses, net of $2.2 million out of which $1.8 million related to foreign currency revaluation and $3.1 million on taxes.

Year Ended December 31, 2020 Compared with Year Ended December 31, 2019

Please see Item 5A of our Form 20-F for the Year ended December 31, 2020 filed on May 13, 2021 for this comparison.

B.	Liquidity and Capital Resources

To date, we have financed our operations through income generated by operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million), 2010 (approximately $20.3 million), and in 2018 (approximately $34.6 million). In addition, we have also financed our operations through short-term loans, long-term loans and borrowings under available credit facilities from financial institutions.

In November 2016, we obtained a NIS 120 million loan linked to the New Israel Shekel from an Israeli financial institution. We intended to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annually payments. The loan, which may be prepaid under certain circumstances (in any event for not less than NIS 5.0 million and thereon for amounts which are a multiple of NIS 5.0 million), is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $100 million (one hundred million U.S. Dollars at all times;

b.	Our cash and cash equivalent and marketable securities available for sales will not be less than $10 million (ten million U.S. Dollars);

c.	The ratio of our total financial debts to total assets will not exceed 50%;

d.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

e.	Cross default, including following an immediate repayment initiated in relation to other financial indebtedness in an amount that exceeds $5 million;

f.	Suspension of trading of the debentures on the TASE over a period of 60 days, or the delisting of the debentures from the TASE;

g.	If there is a change in control without consent of the lender (a change of control is deemed to occur if Formula ceases to be the controlling shareholder of our company, whether directly or indirectly. Formula will be considered a controlling shareholder for so long as it continues to hold at least 30% of the means of control of our company (within the meaning of the Israeli Securities Law) and there is no other person or entity holding a higher percentage. To the extent that Formula holds such controlling interest jointly with others, it will be deemed to remain our controlling shareholder if it maintains the highest percentage ownership among such other shareholders);

h.	The existence and continuation of a bankruptcy event involving our company, or the liquidation of our company or writing off of our assets;

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

On June 1, 2021, the Company obtained a loan in the amount of $ 15 million from an Israeli bank. The principal amount of the loan is payable in eight equal semi-annual installments with the final payment due on December 1, 2025 and bears a fixed interest rate of SOFR + 2.1% per annum, payable in two semi-annual payments.

On March 31, 2022, the Company entered into a secured credit agreement, or the Credit Agreement, with an Israeli bank (or the “Lender”). Pursuant to the Credit Agreement, the Company borrowed $25 million, or the Bank Loan, for a five-year term. The Bank Loan will mature on March 31, 2027, and will be repaid in 5 equal annual installments, whereas the interest will be paid and calculated on a quarterly basis. The Bank Loan bears interest at the rate of SOFR + 2.25%.

As of December 31, 2021, we had $94.8 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $138.6 million and long term debts to banks and others of approximately $20.2 million compared to $89.7 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of $126.4 million and long term debts to banks and others of $13.4 million, as of December 31, 2020.

As of December 31, 2020, and 2021, our long-term and short-term debt amounted to $24.9 million and $37.1 million, respectively and our redeemable non-controlling interests as of December 31, 2020 and 2021 amounted to $25.0 million and $30.4 million, respectively.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2020	2019
	(U.S. dollars in thousands)
Net income from operations	$34,904	$30,117	$25,598
Adjustments to reconcile net income to net cash provided by operating activities	2,906	22,179	20,350
Net cash provided by operating activities	37,810	52,296	45,948
Net cash used in investing activities	(16,854)	(9,604)	(15,440)
Net cash used in financing activities	(20,735)	(39,647)	(36,980)
Effect of exchange rate changes on cash and cash equivalents	(258)	3,167	1,261
Increase (decrease) in cash and cash equivalents	$(37)	$6,212	$(5,211)

Net cash provided by operating activities was $37.8 million for the year ended December 31, 2021, compared to $52.3 million and $45.9 million for the years ended December 31, 2020 and 2019, respectively.

Net cash provided by operations in 2021 consisted primarily of $34.9 million of net income adjusted for non-cash activities, including $14.9 million of depreciation and amortization expenses, $1.0 million of stock-based compensation expenses, a $0.3 million increase in other long term and short term accounts receivable and prepaid expenses, a $8.8 million increase in trade payables, a $6.4 million increase in accrued expenses and other accounts payable and a $2.0 million increase in deferred revenues, offset by a $3.0 million change in deferred taxes, net and a $27.4 million increase in trade receivables.

Net cash provided by operations in 2020 consisted primarily of $30.1 million of net income adjusted for non-cash activities, including $13.9 million of depreciation and amortization expenses, a $3.4 million decrease in other long term and short term accounts receivable and prepaid expenses, a $1.9 million increase in trade payables, a $8.2 million increase in accrued expenses and other accounts payable, and a $1.4 million increase in value of loans which are denominated in NIS as a result of the appreciation of the NIS in relation to the U.S. dollar, offset by a $1.7 million change in deferred taxes, net, a $3.9 million increase in trade receivables, and a $0.9 million decrease in deferred revenues.

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

Net cash used in investing activities was approximately $16.9 million for the year ended December 31, 2021, compared to net cash used in investing activities of approximately $9.6 million for the year ended December 31, 2020 and net cash used in investing activities of approximately $15.4 million for the year ended December 31, 2019.

Net cash used in investing activities in 2021 is primarily attributable to $6.8 million used in business combinations, $1.4 million used to purchase property and equipment and $3.2 million of capitalized software development costs, as well as investment in short-term bank deposits which amounted to $5.3 million.

Net cash used in investing activities in 2020 is primarily attributable to $16.5 million used in business combinations, $2.8 million used to purchase property and equipment and $3.3 million of capitalized software development costs, offset by proceeds of $7.6 million from investment in short-term bank deposits, and proceeds of $5.4 million from maturity of marketable securities.

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

Net cash used in financing activities was approximately $21.3 million for the year ended December 31, 2021, primarily attributable to dividend distributions of $21.8 million, dividends paid to non-controlling interests of $0.6 million, dividends paid to redeemable non-controlling interests of $3.7 million, payments in connection with contingent considerations arising from acquisitions in the amount of $5.3 million. and repayment of short-term and long-term loans of $14.5 million, which were offset by proceeds from short-term and long-term loans received in the amount of $25.6 million.

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

Dividends

We have paid dividends since September 2012 consistent with our Board of Directors’ dividend policy. On August 2017, our board of directors amended our dividend distribution policy, whereas, each year we distribute a dividend of up to 75% of our annual net income attributable to our shareholders (previously 50%), subject to applicable law. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or decide not to distribute a dividend. The dividend is to be distributed on a semi-annual basis.

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

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2019, 2020 and 2021, we invested $12.4 million, $12.1 million and $12.2 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2021, we employed 228 employees in research and development activities, of which 87 persons were located in Israel, 114 persons in India, 21 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development.”

D.	Trend Information

For information see discussion in Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E.	Critical Accounting Policies and Estimations

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

We enter into contracts that can include various combinations of products, software and professional services, as detailed below, which are generally distinct from each other and accounted for as separate performance obligations.

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. We recognize our revenues from software sales at a point in time upon delivery of a software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations that we generally account for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. We recognize revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2019, 2020 and 2021, no material estimated losses were identified. In addition, we provide professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

Our revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee, as well as technical support for software licenses previously sold. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. We consider the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

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

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. We generally expense sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2021, no costs have been capitalized.

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

During the years ended December 31, 2019, 2020 and 2021, no such unrecoverable amounts were identified.

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

During the years ended December 31, 2020 and 2021 we recorded $3.4 million and $5.3 million, with respect to changes in the fair value of contingent consideration liability, respectively.

Goodwill

As a result of our acquisitions, our goodwill represents the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2021, we operate in four reporting units within its operating segments.

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

We performed annual impairment tests during the fourth quarter in each of the years ended December 31, 2019, 2020 and 2021 and did not identify any impairment losses. See Note 9 to our financial statements included in this annual report for further disclosures required under ASC 350.

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

During the years ended December 31, 2019, 2020 and 2021, no impairment indicators were identified.

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

During the years ended December 31, 2019, 2020 and 2021, we recognized stock-based compensation expenses related to employee stock options of $0.1 million, $0 million, and $1.0 million, respectively.

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

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $11.3 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	54	Chief Executive Officer and Director
Sagi Schliesser (1)	50	External Director
Ron Ettlinger (1)	55	External Director
Naamit Salomon	57	Director
Avi Zakay (1)	43	Director
Asaf Berenstin	44	Chief Financial Officer
Arik Kilman	69	Chairman, Software Solutions division
Yakov Tsaroya	52	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Yael Ilan	53	Chief Executive Officer of Complete Business Solutions
Arik Faingold	45	President, Integration Solutions division
Yuval Baruch	55	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	70	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	53	Vice President Technology and innovation of Software Solutions division

(1)	Member of our Audit and Compensation Committees

Messr. Guy Bernstein, Avi Zakay and Ms. Naamit Salomon were re-elected as directors at our 2021 annual general meeting of shareholders to serve as directors until our 2022 annual general meeting of shareholders.

Messrs. Sagi Schliesser and Ron Ettlinger are serving as external directors pursuant to the provisions of the Israeli Companies Law for their second three-year terms.

Messrs. Guy Bernstein and Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the Comm-IT Group and the two brothers are the owners of the 13.6% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

Guy Bernstein has served as our chief executive officer since April 2010 and has served as a director of our company since January 2007 and served as the chairman of our board of directors from April 2008 to April 2010. Mr. Bernstein has served as the chief executive officer of Formula Systems, our parent company, since January 2008. From December 2006 to November 2010, Mr. Bernstein served as a director and the chief executive officer of Emblaze Ltd. or Emblaze, our former controlling shareholder. Mr. Bernstein also serves as the chairman of the board of directors of Sapiens International Corporation N.V., or Sapiens, and is the chairman of the board of directors of Matrix IT Ltd., both of which are subsidiaries of Formula Systems. From April 2004 to December 2006, Mr. Bernstein served as the chief financial officer of Emblaze and he has served as a director of Emblaze since April 2004. Prior to that and from 1999, Mr. Bernstein served as our chief financial and operations officer. Prior to joining our company, Mr. Bernstein was senior manager at Kost Forer Gabbay & Kasierer, a member of Ernst& Young Global, from 1994 to 1997. Mr. Bernstein holds a B.A. degree in accounting and economics from Tel Aviv University and is a certified public accountant (CPA) in Israel.

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

Yuval Lavi has served as Vice President Technology and Innovation since 2017. Prior to that and from April 2013, Mr. Lavi served as vice president, Corporate Professional Services& Support,. Mr. Lavi joined our company in 2013,. Before joining our company, Mr. Lavi served for 18 years as the Chief Technology Officer and joint founder of Kopel Reem Ltd.

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

Yael Ilan joined Complete Business Solutions as CEO in 2022 after spending six years as CEO at Formula Telecom Solution. Prior to joining Magic group, Yael held several managerial positions in Amdocs USA and Amdocs Israel Professional Services groups, supporting large operations for communication service providers in Israel and abroad. Yael also served as an independent consultant of operations management and control for high-tech and low-tech companies. Yael holds a B.A degree from Jerusalem’s Hebrew University in Economics and Business Administration and a professional Diploma in Computer Sciences.

Arik Faingold has served as president of our Integration Solutions division since July 2012. Mr. Faingold has served as chairman of Comm-IT Group since 2009. Mr. Faingold was General Manager of Open TV Israel, part of OpenTV Global, from 2003 to 2009. Mr. Faingold served as Co-founder and CTO of Betting Corp from 1999 to 2003. Mr. Faingold holds a B.A. degree in Computer Science from the Interdisciplinary Center in Herzliya and an M.B.A. degree from Tel Aviv University.

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

Hanan Shahaf became an officer of our company in July 2016, as part of the Roshtov Software Industries Ltd. acquisition. Mr. Shahaf was one of Roshtov’s founders in 1989 and has served as its Chief Executive Officer and a director since its inception. He also served as a director and chairman on several board of private companies. Mr. Shahaf holds a B.sc degree in Industrial engineering and Management and an M.B.A. from Northwestern University (Kellogg School of Management) and Tel Aviv University (Recanati Graduate School of Business Administration).

B.	Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2021.

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2021. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2021.

2021 Summary Compensation Table

Name and Position	Salary	Bonus (1)	Equity Based Compensation (2)		All Other Compensation (3)	Total
Arik Kilman, Chairman, Software Group	$278,620	$416,720	$956,000		$-	$1,651,340
Yakov Tsaroya, President, Coretech Consulting Group LLC	$400,000	$1,189,000	$-		$54,000	$1,643,000
Arik Faingold, President, Integration Solutions division	$669,000	$196,820	$-	*	$-	$865,820
Yuval Baruch, Chief Executive Officer of Hermes Logistics	$275,525	$176,300	$-		$-	$323,925
Hanan Shahaf, Chief Executive Officer of Roshtov Software Industries Ltd	$317,520	$-	$-		$8,100	$325,620

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.
(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.
(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2021, we paid to each of our outside and independent directors an annual fee of $22,539 and a per-meeting attendance fee of $832. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock- based compensation costs in accordance with ASC 718.

As of April 1, 2022, our directors and executive officers as a group, then consisting of 13 persons, held 260,775 Ordinary Shares and options to purchase an aggregate of 20,000 ordinary shares, at exercise prices of $0 per share. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser and Zakay, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger qualifies as a financial expert. The audit committee meets at least once each quarter.

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

Approval of Transactions with Office Holders and Controlling Shareholders

Some transactions, actions and arrangements involving an office holder (or a third party in which an office holder has a personal interest) must be approved by the board of directors and, in some cases, by the audit committee or the compensation committee and by the board of directors, and under certain circumstances shareholder approval may also be required, provided, however, that such transactions are for the benefit of the company. Subject to certain exceptions. A person who has a personal interest in the approval of a transaction by the audit committee or the Board may not be present and take part in the voting. An officer or a director who has a personal interest, may be present at the meeting for the purpose of presenting the transaction if the chairman of the audit committee or the Board, as relevant, has determined that the presence of the officer or director is required. A director may be present and vote at the meetings of the audit committee and Board if the majority of the directors have a personal interest in the approval of the transaction. In such case, the transaction also requires approval by the general meeting. The disclosure requirements which apply to an office holder also apply to such transaction with respect to his or her personal interest in the transaction.

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

During the year ended December 31, 2021, we sold approximately $5.6 million of services to affiliated companies of Formula Systems. In 2021, we also purchased from those affiliated companies approximately $2.6 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

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

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our board members, as well as a particular nominee’s contribution to that mix. Although there are many other factors, the Board seeks individuals with experience in our industry, sales and marketing, legal and accounting skills and board experience. Nasdaq’s Board Diversity Rule requires companies listed on Nasdaq to publicly disclose board-level diversity statistics using a standardized template by the later of August 8, 2022 or our 2022 proxy statement.

D.	Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2021	2020	2019
Israel	1,268	1,184	1,133
Asia	190	204	186
North America	1,709	1,513	1,194
South Africa	12	12	14
Europe	498	126	115
Total	3,677	3,039	2,642

The following table presents the number of our employees categorized by activity as of December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2021	2020	2019
Technical support and consulting	3,137	2,506	2,126
Research and development	228	233	212
Marketing and sales	166	161	158
Operations and administrations	146	139	146
Total	3,677	3,039	2,642

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. The remuneration and rewards include retention through share-based compensation and performance-based bonuses.

We believe that an engaged workforce is key to maintaining our ability to innovate. We have steadily increased our workforce and have been successful in integrating our new employees and keeping our employees engaged. Investing in our employees’ career growth and development is an important focus for us. We offer learning opportunities and training programs including workshops, guest speakers and various conferences to enable our employees to advance in their chosen professional paths.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 1, 2022 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	70,050	*
Yakov Tsaroya	2,500	--
Yuval Lavi	--	--
Yael Ilan	--	--
Hanan Shahaf	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 49,093,055 Ordinary Shares issued and outstanding as of April 1, 2021.

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

During 2021, options to purchase an aggregate of 38,000 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $1.12 per share and options to purchase 66,250 Ordinary Shares remained outstanding. As of December 31, 2021, our executive officers and directors as a group, consisting of 13 persons, held 260,775 Ordinary Shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of April 1, 2022, Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, held 22,374,434 or 45.58% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which held as of April 1, 2022 approximately 25.56% of the Ordinary Shares of Formula Systems. As of April 1, 2022, Guy Bernstein held approximately 11.74% of the outstanding shares of Formula Systems. On October 4, 2017 Asseco entered into a shareholders agreement with Mr. Bernstein, which was amended on September 7, 2020, under which agreement Asseco has been granted an irrecoverable proxy to vote 1,797,973 Ordinary Shares of Formula currently held by Mr. Bernstein, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.3% of Formula’s outstanding ordinary shares. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of December 31, 2021 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,374,434	45.59%
Harel Insurance (4)	4,595,281	9.37%
Clal Insurance Enterprises Holdings Ltd. (5)	3,681,659	7.51%
Yelin Lapidot Holdings Management Ltd. (6)	2,149,864	4.38%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 49,073,055 Ordinary Shares issued and outstanding as of December 31, 2021.

(3)	Asseco owns 25.60% of the outstanding shares of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,374,434 Ordinary Shares held directly by Formula Systems. Guy Bernstein owns 11.76% of the outstanding shares of Formula Systems. In addition, on October 4, 2017 Asseco entered into a shareholders agreement, which was amended on September 7, 2020, with Mr. Bernstein, under which agreement Asseco was granted an irrecoverable proxy to vote 1,797,973 Ordinary Shares of Formula currently held by Mr. Bernstein, thereby effectively giving Asseco beneficial ownership (voting power) over an aggregate of 37.36% of Formula’s outstanding ordinary shares. Therefore, based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on a Schedule 13G amendment filed on January 31, 2022, Harel Insurance Investments & Financial Services Ltd., an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel (or “Harel”). Of the 4,595,281 Ordinary Shares (i) 4,595,022 Ordinary Shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions and (ii) 259 Ordinary Shares are beneficially held for Harel own account.
(5)	Based on a Schedule 13G amendment filed on February 10, 2022, by Clal Insurance Enterprises Holdings Ltd. (or “Clal”). All the 3,681,659 Ordinary Shares held as of December 31, 2021 and reported by Clal are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Clal Insurance Enterprises Holdings Ltd is an Israeli public company, with a principal business address at 36 Raul Wallenberg St., Tel Aviv 66180, Israel.
(6)	Based on a Schedule 13G amendment filed on February 7, 2022, by Yelin Lapidot Holdings Management Ltd., with a principal business address at 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel. Of the 2,149,864 Ordinary Shares held as of December 31, 2021 and reported by such shareholder (i) 1,120,864 Ordinary Shares beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd; and (ii) 1,029,000 Ordinary Shares beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. The Ordinary Shares are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the “Subsidiaries”), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”). Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day-to-day management of Yelin Lapidot Holdings. The Subsidiaries operate under independent management and make their own independent voting and investment decisions.

Significant Changes in the Ownership of Major Shareholders

In the past three years, Yelin Lapidot Holdings Management Ltd. jointly with Messrs. Dov Yelin and Yair Lapidot, filed several Schedules 13G with the SEC reflecting their level of investment in our company. A Schedule 13G amendment filed with the SEC on January 27, 2020, reflected an ownership of 2,972,929, or 6.08% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on February 2, 2021, reflected ownership of 2,626,903, or 5.36% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on February 7, 2022, reflected ownership of 2,149,864, or 4.38% of our Ordinary Shares

Based on a Schedule 13G filed on January 29, 2019, Harel Insurance Investments & Financial Services Ltd. held 2,728,908 or 5.58% of our Ordinary Shares. Based on written notification received from Harel Insurance Investments & Financial Services Ltd on March 31, 2020, subsequent to Amendment No.1 to Schedule 13G filed on January 23, 2020, Harel Insurance Investments & Financial Services Ltd. holds 4,564,903 or 9.32% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 27, 2021, reflected ownership of 4,835,262, or 9.86% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 31, 2022, reflected ownership of 4,595,281, or 9.37% of our Ordinary Shares.

Clal filed a Schedule 13G/A with the SEC on February 14, 2019, reflecting ownership of 3,630,149, or 7.43% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 10, 2020, reflected an increase in ownership to 4,144,717, or 8.5% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 16, 2021, reflected a decrease in ownership to 3,765,068, or 7.68% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 10, 2022, reflected a decrease in ownership to 3,681,659, or 7.51% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 4, 2022, there were 52 record holders, of which 41 record holders holding approximately 96.54% of our Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

In September 2016, an Israeli software company, that was previously involved in an arbitration proceeding with us in 2015 and won of $2.4 million damages from us, filed a lawsuit seeking damages of NIS 34,106,000 against us and one of our subsidiaries. This lawsuit was filed as part of an arbitration proceeding. In the lawsuit, the software company claimed that warning letters that we sent to its clients in Israel and abroad, warning those clients against the possibility that the conversion procedure offered by the software company may amount to an infringement of our copyrights (the “Warning Letters”), as well as other alleged actions, have caused the software company damages resulting from loss of potential business. The lawsuit is based on rulings given in the 2015 arbitration proceeding in which it was allegedly determined that the Warning Letters constituted a breach of a non-disclosure agreement (NDA) signed between the parties.

The arbitrator rendered his decision in July 2021 and determined that we should pay final damages in the amount of $1.6 million (approximately NIS 5,316,000). Our financial results of operations of 2021 included a net impact of $1.6 million resulting from the arbitration expenses.

Dividend Distribution Policy

In September 2012, our Board of Directors adopted a policy for distributing dividends, under which we will distribute a dividend of up to 50% of our annual net income attributable to our shareholders each year, subject to any applicable law. On August 2019, our Board of Directors amended our dividend distribution policy, whereas, each year we will distribute a dividend of up to 75% of our annual net income attributable to our shareholders. It is possible that our Board of Directors will decide, subject to the conditions stated above, to declare additional dividend distributions. Our Board of Directors may at its discretion and at any time, change, whether as a result of a one-time decision or a change in policy, the rate of dividend distributions or not to distribute a dividend.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 647,640 for 2021 (approximately $0.2 million) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2021 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

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

As of December 31, 2021, we had approximately $93.7 million in cash and cash equivalents and short term bank deposits and $1.1 million in marketable securities. Our marketable securities include investments in commercial bonds. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2021 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.7 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2021 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.2 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2021 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $0.9 million, $0.3 million and $0.2 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2021 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.8 million, $0.3 million and $0.2 million, respectively, for that year.

Equity Price Risk

As of December 31, 2021, we had no trading securities that are classified as available for sale.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2021. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2021, our disclosure controls and procedures are effective.

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

Based on that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within the company to comply with our internal procedures, as all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC, that were acquired during 2021 and included in our 2021 consolidated financial statements and constituted 4% and 5% of total and net assets, respectively as of December 31, 2021 and 6% and 6% of revenues and net income, respectively, for the year then ended

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay& Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2021 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2021 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2021	2020
Audit (1)	$376,000	$365,000
Tax and other (2)	$92,000	$92,000
Total	$468,000	$457,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.
(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

NASDAQ Stock Market Rules and Home Country Practice

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any of such NASDAQ requirements must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We provided NASDAQ with such a letter of non-compliance with respect to:

●	The Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1)). Instead, under Israeli law and practice, we are required to appoint at least two external directors, within the meaning of the Israeli Companies Law, to our board of directors.

●	The Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2)). Instead, we follow Israeli law according to which independent directors are not required to hold executive sessions.

●	The Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)). Instead, we follow Israeli law and practice according to which our board of directors recommends directors for election by our shareholders.

●	The requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c)), an issuance that will result in a change of control of the company (Rule 5635(b)), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)) and certain acquisitions of the stock or assets of another company (Rule 5635(a)). Instead, we follow Israeli law and practice in approving such procedures, according to which Board approval may suffice in certain circumstances.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934[4]
4.1	2000 Employee Stock Option Plan[5]
4.2	2007 Incentive Compensation Plan[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.
(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.
(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.
(4)	Filed as Exhibit 2.2 to the registrant’s registration statement on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.
(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.
(6)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Magic Software Enterprises LTD. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1% and 1% at December 31, 2021 and 2020, respectively, and total revenues constituting 2%, 4% and 3% for the years ended December 31, 2021, 2020 and 2019, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 12, 2022 expressed an unqualified opinion thereon.

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

Critical Audit Matter

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

Valuation of Goodwill

Description of the Matter

At December 31, 2021, the Company had 146,803 of goodwill. As discussed in Note 2 to the consolidated financial statement, goodwill is tested annually for impairment, or more frequently if impairment indicators arise. The Company’s evaluation of goodwill for impairment involves the comparison of the fair value of each reporting unit to its carrying value. If the Company’s carrying amount of a reporting unit exceeds its fair value, an impairment loss would be recognized in an amount equal to the excess of the carrying amount over the calculated fair value. The Company determines the fair value of its reporting units using the income approach, which considers a discounted future cash flow analysis using judgments and assumptions related to revenue, operating income, future short-term and long-term growth rates, weighted average cost of capital, interest, capital expenditures, cash flows, and market conditions are inherent in developing the discounted cash flow model. The Company considers historical rates and current market conditions when determining the discount and growth rates to use in its analyses. The Company performed an annual impairment test.

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

May 12, 2022

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE ENTERPRISES LTD.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Magic Software Enterprises Ltd. (the Company), based on our audit and the report of other auditors, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC., that were acquired during 2021 and included in the 2021 consolidated financial statements of the Company and constituted 4% and 5% of total and net assets, respectively as of December 31, 2021 and 6% and 6% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Menarva Ltd., 9540 Y.G. Soft I.T Ltd. and Enable IT LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021 and the related notes and our report dated May 12, 2022 expressed an unqualified opinion thereon based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

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

/s/ Kost Forer Gabbay & Kasierer
KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

Tel-Aviv, Israel

May 12, 2022

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2021	2020
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$88,090	$88,127
Short-term bank deposits	5,586	289
Marketable securities	1,142	1,238
Trade receivables (net of allowance of $ 5,071 and $ 3,967 at December 31, 2021 and 2020, respectively)	116,975	91,986
Unbilled receivables and contract assets	25,096	19,073
Other accounts receivable and prepaid expenses	9,890	10,513

Total current assets	246,779	211,226

LONG-TERM ASSETS:
Severance pay fund	3,646	4,673
Deferred tax asset	8,091	6,397
Operating lease right-of-use assets	24,299	24,509
Other long-term receivables	5,165	5,507

PROPERTY AND EQUIPMENT, NET	5,872	5,988

INTANGIBLE ASSETS, NET	51,390	53,404

GOODWILL	146,803	135,682

Total long-term assets	245,266	236,160

Total assets	$492,045	$447,386

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,
	2021	2020
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt	$17,032	$11,529
Trade payables	24,711	14,250
Accrued expenses and other accounts payable	45,173	41,846
Current maturities of operating lease liabilities	3,943	3,413
Liabilities due to acquisition activities	6,635	4,998
Deferred revenues and customer advances	10,771	8,793

Total current liabilities	108,265	84,829

LONG TERM LIABILITIES:
Long-term debt	20,155	13,352
Long-term operating lease liabilities	20,970	21,109
Long-term liabilities due to acquisition activities	13,892	10,926
Deferred tax liability	18,112	17,639
Accrued severance pay	4,551	5,545

Total long-term liabilities	77,680	68,571

COMMITMENTS AND CONTINGENCIES, see Note 16

REDEEMABLE NON-CONTROLLING INTEREST	30,432	24,980

EQUITY:
Magic Software Enterprises equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at December 31, 2021 and 2020; Issued and Outstanding: 49,073,055 and 49,035,055 shares at December 31, 2021 and 2020, respectively	1,165	1,164
Additional paid-in capital	211,543	211,713
Accumulated other comprehensive income	9,294	7,835
Retained earnings	43,246	39,720

Total equity attributable to Magic Software Enterprises shareholders	265,248	260,432
Non-controlling interests	10,420	8,574

Total equity	275,668	269,006

Total liabilities, redeemable non-controlling interest and equity	$492,045	$447,386

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Year ended December 31,
	2021	2020	2019
Revenues:
Software	$30,934	$24,272	$28,084
Maintenance and technical support	36,149	33,181	30,996
Consulting services	413,242	313,741	266,550

Total revenues	480,325	371,194	325,630

Cost of revenues:
Software	12,182	10,487	10,220
Maintenance and technical support	4,144	3,598	4,167
Consulting services	331,005	247,517	209,114

Total cost of revenues	347,331	261,602	223,501

Gross profit	132,994	109,592	102,129

Operating costs and expenses:
Research and development, net	8,995	8,789	8,239
Selling and marketing	38,147	31,160	30,454
General and administrative	32,110	27,967	29,529
Change in valuation of contingent consideration related to acquisitions	2,507	1,088	255

Total operating costs and expenses	81,759	69,004	68,477

Operating income	51,235	40,588	33,652
Financial expenses, net	(3,155)	(917)	(1,169)
Increase in valuation of consideration related to acquisitions	(2,817)	(2,268)	(11)

Income before taxes on income	45,263	37,403	32,472
Taxes on income	10,359	7,286	6,874

Net income	34,904	30,117	25,598
Net income attributable to redeemable non-controlling interests	3,517	2,526	3,111
Net income attributable to non-controlling interests	2,055	2,405	2,221

Net income attributable to Magic Software Enterprises shareholders	$29,332	$25,186	$20,266

Net earnings per share attributable to Magic Software Enterprises’ shareholders:
Basic and Diluted earnings per share	$0.52	$0.49	$0.26

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Net income	$34,904	$30,117	$25,598

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net	2,673	10,275	8,125
Unrealized gains (losses) from available-for-sale securities	-	(1)	95

Total other comprehensive income (loss), net of tax	2,673	10,274	8,220

Total comprehensive income	37,577	40,391	33,818

Comprehensive income attributable to redeemable non-controlling interests	4,371	4,374	5,106
Comprehensive income attributable to non-controlling interests	2,415	2,672	2,645

Comprehensive income attributable to Magic Software Enterprises’ shareholders	$30,791	$33,345	$26,067

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Attributable to the Company’s shareholders
	Number of Shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Non- controlling interests	Total equity
Balance as of January 1, 2019	48,861,038	1,159	218,400	(6,125)	30,522	4,413	248,369
Exercise of stock options	78,500	2	173	-	-	-	175
Stock-based compensation	-	-	74	-	-	-	74
Acquisition of redeemable non-controlling interests	-	-	-	-	(911)	-	(911)
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(6,560)	-	(6,560)
Acquisition of non-controlling interests	-	-	-	-	-	359	359
Redeemable non-controlling interests reclassification to non-controlling interests	-	-	-	-	-	9,899	9,899
Dividend	-	-	-	-	(14,963)	(457)	(15,420)
Other comprehensive income	-	-	-	5,801	-	424	6,225
Net income	-	-	-	-	20,266	2,221	22,487

Balance as of December 31, 2019	48,939,538	1,161	218,647	(324)	28,354	16,859	264,697
Exercise of stock options	95,517	3	253	-	-	-	256
Acquisition of redeemable non-controlling interests	-	-	(5,972)	-	-	-	(5,972)
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(1,317)	-	(1,317)
Acquisition of non-controlling interests	-	-	(1,215)	-	-	(3,409)	(4,624)
Non-controlling interests reclassification to Redeemable non-controlling interests	-	-	-	-	-	(6,617)	(6,617)
Dividend					(12,503)	(931)	(13,434)
Other comprehensive income	-	-	-	8,159		267	8,426
Net income	-	-	-	-	25,186	2,405	27,591

Balance as of December 31, 2020	49,035,055	1,164	211,713	7,835	39,720	8,574	269,006
Exercise of stock options	38,000	1	40	-		-	41
Stock-based compensation	-	-	956	-		-	956
Acquisition of redeemable non-controlling interests	-	-	(1,166)	-		-	(1,166)
Increase in value of put options of redeemable non-controlling interests	-	-	-	-	(4,026)	-	(4,026)
Dividend	-	-	-	-	(21,780)	(569)	(22,349)
Other comprehensive income	-	-	-	1,459	-	360	1,819
Net income	-	-	-	-	29,332	2,055	31,387

Balance as of December 31, 2021	49,073,055	1,165	211,543	9,294	43,246	10,420	275,668

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from operating activities:

Net income	$34,904	$30,117	$25,598
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	14,852	13,939	14,025
Stock-based compensation	956	-	74
Change in deferred taxes, net	(2,999)	(1,650)	(1,893)
Amortization of marketable securities premium and accretion of discount	96	(70)	117
Exchange rate of loans	71	1,362	1,895
Net change in operating assets and liabilities:
Trade receivables, net	(27,539)	(3,939)	6,550
Other long-term and short-term accounts receivable and prepaid expenses	263	3,399	9,594
Trade payables	8,771	1,899	(5,273)
Accrued expenses and other accounts payable	6,395	8,175	(7,673)
Deferred revenues	2,040	(936)	2,934

Net cash provided by operating activities	37,810	52,296	45,948

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash flows from investing activities:

Capitalized software development costs	(3,193)	(3,302)	(4,143)
Purchase of property and equipment	(1,439)	(2,772)	(1,379)
Cash paid in conjunction with acquisitions, net of acquired cash (a)	(6,832)	(16,534)	(22,603)
Proceeds from maturity and sale of marketable securities	-	5,429	3,356
Investment in long-term bank deposits	(93)	-	(714)
Proceeds from (investment in) short-term bank deposits	(5,297)	7,575	10,043

Net cash used in investing activities	(16,854)	(9,604)	(15,440)

Cash flows from financing activities:

Proceeds from exercise of options by employees	41	256	69
Issuance of ordinary shares, net	-	-	104
Dividend paid	(21,780)	(12,503)	(14,963)
Dividend paid to non-controlling interests	(569)	(931)	(457)
Dividend paid to redeemable non-controlling interests	(3,664)	(4,174)	(3,395)
Purchase of redeemable non-controlling interest	(511)	(18,016)	(5,592)
Payments of deferred and contingent consideration related to acquisitions	(5,343)	(4,596)	-
Short-term and long-term loans received	25,558	9,686	878
Repayment of short-term and long-term loans	(14,467)	(9,369)	(13,624)

Net cash provided used in financing activities	(20,735)	(39,647)	(36,980)

Effect of exchange rate changes on cash and cash equivalents	(258)	3,167	1,261

Increase (decrease) in cash and cash equivalents	(37)	6,212	(5,211)
Cash and cash equivalents at the beginning of the year	88,127	81,915	87,126

Cash and cash equivalents at end of the year	$88,090	$88,127	$81,915

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2020	2019
Cash paid in conjunction with acquisitions, net of acquired cash:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Net assets, excluding acquired cash	506	(740)	(6,501)
Intangible assets, net of deferred taxes	(4,816)	(10,231)	(14,411)
Goodwill	(8,544)	(12,168)	(19,051)
Deferred and contingent liabilities assumed in current year business combinations	5,303	3,459	17,002
Non-controlling interests and redeemable non-controlling interests	719	3,146	358

	(6,832)	(16,534)	(22,603)

Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Operating lease, right of use assets	$2,801	$1,652	$5,949

Supplemental disclosure of cash flow activities:

Cash paid (received), net during the year for:

Income taxes	$13,050	$7,835	$6,736

Interest	$544	$371	$(152)

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

The Company’s principal markets are the United States, Israel, Europe and Japan (see Note 18).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix to the consolidated financial statements.

b.	At the time of writing, the direct effects of the Coronavirus (COVID-19) crisis on the results of the Company’s operations are still being felt but these effects are considered insignificant. In the Company’s management opinion, during the period of the report up to the date of approval of this report, the Company’s business and financial results were not materially affected by the spread of the Coronavirus, and there were no significant developments or significant effects on any significant aspect, including liquidity, financial condition, and sources of financing.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), applied on a consistent basis, as follows, unless otherwise stated. Certain reclassifications have been made to prior-period financial statements to conform to the current-period presentation.

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

The following table provides a reconciliation of the redeemable non-controlling interests for the year ended December 31, 2021:

January 1, 2021	$24,980
Net income attributable to redeemable non-controlling interest	3,517
Increase in value of put options of redeemable non-controlling interests	4,026
Dividend declared to redeemable non-controlling interest	(3,664)
Increase in redeemable non-controlling interest as part of acquisitions	719
Foreign currency translation adjustments	854
December 31, 2021	$30,432

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

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

Marketable securities

The Company accounts for all its investments in marketable securities in accordance with ASC No. 320, “Investments – Debt and Equity Securities”. The Company classifies all of its marketable securities as available for sale and held for trading. Available for sale (“AFS”) securities are carried at fair value, with the unrealized gains and losses, net of tax, reported in “accumulated other comprehensive income (loss)” in equity. Realized gains and losses on sale of investments are included in “financial income (expense), net” and are derived using the specific identification method for determining the cost of securities.

The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization together with interest on securities is included in “financial expense (income), net”.

The Company assessed AFS debt securities with an amortized cost basis in excess of estimated fair value to determine what amount of that difference, if any, is caused by expected credit losses in accordance with ASC 326. Allowance for credit losses on AFS debt securities are recognized as a charge of credit loss expenses (income), net, on the consolidated statements of income, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in stockholders’ equity.

The Company did not record credit loss allowance on its marketable securities during the years ended December 31, 2021 and 2020.

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

Trade receivables

Trade receivables are stated net of credit losses allowance. The Company maintains the allowance for estimated losses resulting from the inability of the Company’s customers to make required payments. The allowance represents the current estimate of lifetime expected credit losses over the remaining duration of existing accounts receivable considering current market conditions and supportable forecasts when appropriate. The estimate is a result of the Company’s ongoing evaluation of collectability, customer creditworthiness, historical levels of credit losses, and future expectations. Write-off activity and recoveries for the periods presented were not material.

Estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of income.

The following table presents trade receivables net of an allowance as of December 31, 2020 and 2021:

	December 31,
	2021	2020
Trade receivables	$122,046	$95,953
Allowance for credit losses	5,071	3,967
	$116,975	$91,986

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets, at the following annual rates:

Years
Computers and peripheral equipment	3 - 5
Office furniture and equipment	7 - 15 (mainly 7)
Motor vehicles	7
Software	3 - 5 (mainly 5)

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

Business combinations

The Company accounts for its business combinations in accordance with ASC No. 805, “Business Combinations”. The Company uses its best estimates and assumptions as part of the purchase price allocation process to value assets acquired and liabilities assumed at the business combination date. The total purchase price allocated to the tangible assets, liabilities assumed, non-controlling interests, redeemable non-controlling interests, contingent consideration and intangible assets acquired is assigned based on their fair values as of the date of the acquisition. Changes to the excess of the fair value of the purchase price over the fair value of these identifiable assets and liabilities is recorded as goodwill. Any subsequent changes in estimated contingent considerations are to be recorded in the statements of income. Goodwill generated from the business combinations is primarily attributable to synergies between the Company and acquired companies’ respective products and services. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company accounts for a transaction that does not meet the definition of a business as an asset acquisition Under ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business (“2017-01”), while first determine whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If this threshold is met, the single asset or group of assets, as applicable, is not a business.

During the years ended December 31, 2019, 2020 and 2021 the Company recorded expenses of $266, $3,356 and $5,324 with respect to changes in the fair value of contingent consideration liability, respectively.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Certain internal and external costs incurred to develop software to be sold are capitalized after technological feasibility is established in accordance with ASC 985-20, “Software - Costs of Software to be Sold Leased or Marketed”. Based on the Company’s product development process, technological feasibility is established upon completion of a detailed program design.

Costs incurred by the Company between completion of the detailed program design and the point at which the product is ready for general release, have been capitalized.

Capitalized software development costs are amortized by the straight-line method over the estimated useful life of the software products (primarily five years). Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (approximately five years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate the Company’s expectations) which provides greater amortization expense compared to the revenue-curve method.

The Company assesses the recoverability of these intangible assets on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life. During the years ended December 31, 2019, 2020 and 2021, no such unrecoverable amounts were identified.

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

As an accounting policy, the Company elected to not recognize a lease liability and a right-of-use (“ROU”) asset for leases with a term of twelve months or less.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, “Property, Plant, and Equipment - Overall,” to determine whether a right-of-use asset is impaired, and if so, the amount of the impairment loss to recognize. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

Offices

The Company leases space for offices in various locations worldwide under operating leases. These contracts are considered as operating leases presented in ROU assets.

Motor vehicles

The Company leases motor vehicles. Each leasing contract is generally valid for a term of three years. These contracts are considered as operating leases presented in ROU assets.

For the vast majority of the Company’s motor vehicle lease agreements, the lease payments include inconsequential non-lease payments, such as license and registration fees, insurance and maintenance. As a result, the Company elected the practical expedient which enables it to not separate non-lease components from lease components, and instead, to account for each separate lease component and the non-lease component associated with that lease component as a single lease component.

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

During the years ended December 31, 2019, 2020 and 2021, no impairment losses have been identified.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of the net tangible and intangible assets acquired. Under ASC 350, “Intangibles - Goodwill and Other”, goodwill is subject to an annual impairment test or more frequently if impairment indicators are present. Goodwill impairment is deemed to exist if the net book value of a reporting unit exceeds its estimated fair value. As of December 31, 2021, the Company operates in four reporting units within its operating segments.

Goodwill reflects the excess of the consideration paid or transferred plus the fair value of contingent consideration and any non-controlling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired.

ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the quantitative goodwill impairment test. If the qualitative assessment does not result in a more likely than not indication of impairment, no further impairment testing is required. If the Company elects not to use this option, or if the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying value, then the Company prepares a quantitative analysis to determine whether the carrying value of a reporting unit exceeds its estimated fair value.

If the carrying value of a reporting unit exceeds its estimated fair value, the Company recognizes an impairment of goodwill for the amount of this excess, in accordance with the guidance in FASB Accounting Standards Update (“ASU”) No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment.

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

The Company performed an annual impairment test as of December 31, of each of 2019, 2020 and 2021 and did not identify any impairment losses (see Note 9).

Intangible assets, net

Intangible assets that are not considered to have an indefinite useful life are amortized over their economic useful life using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Acquired technology and non-compete agreements were amortized on a straight line basis of up to 10 years (mainly up to 7 years), and customer relationships and backlog were amortized on an accelerated method basis over a period of up to 15 years based on the intangible assets identified.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Revenue recognition

The Company implements the provisions of ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). See Note 19 for further disclosures required under ASC 606.

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

The Company enters into contracts that can include various combinations of products, software and professional services, as detailed below, which are generally distinct from each other and accounted for as separate performance obligations.

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

Under ASC 606, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources. Revenue from long term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2019, 2020 and 2021, no material estimated losses were identified.

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

The Company’s revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee, as well as technical support for software licenses previously sold. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time, and recognized on a straight-line basis over the contractual period.

Revenue from professional services, both related to software and IT professional services businesses consists of either fixed price or time and materials, and are considered performance obligations that are satisfied over time, and revenues are recognized as the services are provided.

The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. The transaction price is allocated to the separate performance obligations on a relative standalone selling price basis. Stand-alone selling prices of software licenses are typically estimated using the residual approach. Stand-alone selling prices of services are typically estimated based on observable transactions when these services are sold on a standalone basis.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale.

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2021 and 2020, no costs have been capitalized.

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

The Company has a number of savings plans in the United States that qualify under Section 401(k) of the Internal Revenue Code. U.S. employees may contribute up to 100% of their pretax or post-tax salary, but not more than statutory limits. Matching contributions are discretionary and if made, are up to 3% of the participants annual contributions. When contributions are granted, they are invested in proportion to each participant’s voluntary contributions in the investment options provided under the plan. Expenses pertaining to 401(k) employer match were immaterial for the years ended December 31, 2019, 2020 and 2021.

Severance expenses for the years ended December 31, 2019, 2020 and 2021 amounted to approximately $ 4,712, $ 5,344 and $ 5,267, respectively.

Advertising expenses

Advertising expenses are charged to selling and marketing expenses, as incurred. Advertising expenses for the years ended December 31, 2019, 2020 and 2021 amounted to $ 519, $ 472 and $ 1,669, respectively.

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

No portion of the outstanding stock options have been excluded from the calculation of the diluted earnings per share because of anti-dilution.

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

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.

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

For awards with performance conditions, compensation cost is recognized over the requisite service period if it is ‘probable’ that the performance conditions will be satisfied using the accelerated method.

On March 7, 2021, the Company granted one of its senior executive officers 80,000 options to purchase its shares with no exercise price. The options will vest over a four-year period and include several performance criteria related to the Company’s results of operations.

No grants were made to employees or directors in the year ended December 31, 2020 and 2019.

During the years ended December 31, 2019, 2020 and 2021 the Company recognized stock-based compensation expense related to employee stock options in the amount of $ 74, $0 and $956, respectively, as follows:

	Year ended December 31,
	2021	2020	2019
Selling and marketing	$956	$-	$74

Concentrations of credit risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, short-term deposits, marketable securities, trade and unbilled receivables, contract assets and foreign currency derivative contracts.

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

The Company’s trade receivables, unbilled receivables and contract assets are derived from sales to customers located primarily in the United States, Israel, Europe and Japan. An allowance for credit losses is determined based on historical collection experience, customer creditworthiness, current and future economic condition and market condition. The expense related to credit losses pertaining to the Company’s trade receivables balance for the years ended December 31, 2019, 2020 and 2021 was $ 958, $ 1,242 and $ 892, respectively.

From time to time, the Company enters into foreign exchange forward contracts and option contracts intended to protect against the changes in value of forecasted non-dollar currency cash flows related to salary and related expenses. These derivative instruments are designed to offset the Company’s non-dollar currency exposure.

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

Comprehensive income (loss)

The Company accounts for comprehensive income (loss) in accordance with ASC 220, “Comprehensive Income”. Comprehensive income (loss) generally represents all changes in shareholders’ equity during the period except those resulting from investments by, or distributions to, shareholders.

Recently issued, not yet adopted accounting pronouncement

In October 2021, the FASB issued ASU 2021-08 “Business Combinations (Topic 805), Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with ASC 606, Revenue from Contracts with Customers. The guidance will result in the acquirer recognizing contract assets and contract liabilities at the same amounts recorded by the acquiree. The guidance should be applied prospectively to acquisitions occurring on or after the effective date. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including in interim periods, for any financial statements that have not yet been issued. The Company does not expect this guidance to have a material impact on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATIONS

a.	On April 1, 2021, the Company acquired EnableIT, LLC (“EnableIT”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 6,000 of which $ 4,000 was paid upon closing and the remaining $ 2,000 will be paid in two equal installments in April 1, 2022 and 2023. Acquisition related costs were immaterial. The acquisition was accounted for according to the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2021.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding $42 of cash acquired	$(34)
Customer relationships, net of deferred tax liability	1,833
Goodwill	4,101
Total assets acquired	$5,900

The goodwill from the acquisition of EnableIT is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

b.	On April 1, 2021, the Company acquired Menarva Ltd. (“Menarva”), an Israeli-based services company which specializes in software solutions for non-profit organizations for a total consideration of $5,595. Of which, $3,000 was paid upon closing. The remaining amount constitutes a contingent payment depending on the future operating results achieved by Menarva. The acquisition date fair value of the contingent consideration amounted to $2,595. On March 31, 2022, the Company paid $1,055 to settle a portion of the aforementioned contingent consideration. Acquisition related costs were immaterial. The acquisition was accounted for according to the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2021.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding $90 of cash acquired	$(70)
Customer relationships, net of deferred tax liability	2,098
Goodwill	3,477
Total assets acquired	$5,505

The goodwill from the acquisition of Menarva is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

c.	On January 1, 2021, the Company, through one of its Israeli subsidiaries, acquired 60% of the shares of 9540 Y.G. Soft IT Ltd. (“Soft IT”), an Israel-based services company which specializes in outsourcing of software development services for a total consideration of up to $1,134. $ 367 were paid upon closing, $256 were paid on July 4, 2021, and the remaining amount constitutes a contingent payment depending on the future operating results achieved by Soft IT. The fair value of the contingent consideration amounted to $510 at the acquisition date. Acquisition related costs were immaterial. The acquisition was accounted for according to the purchase method. Soft IT’s minority shareholder, as well as the Company, hold a mutual put and call option for the remaining 40% interest. Thus, the noncontrolling interests were classified as redeemable noncontrolling interests.

The results of operations were included in the consolidated financial statements of the Company commencing January 1, 2021.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding $402 cash acquired	$(402)
Customer relationships, net of deferred tax liability	886
Redeemable non-controlling interests	(719)
Goodwill	967
Total assets acquired	$732

The goodwill from the acquisition of Soft IT is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

d.	On May 7, 2020, the Company acquired Aptonet Inc (“Aptonet”), a U.S.-based services company, which specializes in IT staffing and recruiting, for a total consideration of $ 4,663, of which $ 3,663 was paid upon closing and the remaining $ 1,000 will be paid in two installments, 6 and 12 months following the closing date. During 2020 and 2021, the Company paid the remainder of the consideration in two equal installments of $500 each. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing May 1, 2020.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$529
Intangible assets, net	1,556
Goodwill	1,785
Total assets acquired net of acquired cash	$3,870

The goodwill from the acquisition of Aptonet is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

e.	On September 2, 2020, the Company acquired Stockell Information Systems, Inc (“Stockell”), a U.S.-based services company, which specializes in IT staffing and recruiting, for a total consideration of $ 7,714, of which $ 6,265 was paid upon closing and the remaining $ 1,449 will be paid 12 months following the closing date. In December 2021, following the discovery of a few discrepancies in the sellers’ disclosures, the Company paid as a final consideration $760 to settle the remainder of the consideration. Acquisition related costs were immaterial. The acquisition was accounted for according to the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing September 1, 2020.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding $0 of cash acquired	$1,051
Intangible assets, net	2,616
Goodwill	4,047
Total assets acquired net of $0 acquired cash	$7,714

The goodwill from the acquisition of Stockell is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

f.	During 2020 the Company acquired two companies which individually and in the aggregate, were not material. These entities were consolidated into the Company’s result of operations since their respective acquisition dates. The total consideration paid for these companies was $ 11,340.

Net assets, excluding cash acquired	$1,069
Intangible assets, net	4,553
Goodwill	5,718
Total assets acquired net of acquired cash	$11,340

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

g.	On July 1, 2019, the Company acquired NetEffects Inc (“NetEffects”), a U.S.-based services company, which specializes in IT staffing and recruiting, for a total consideration of $ 12,500, of which $ 9,400 was paid upon closing and the remaining $ 3,100 was paid in two equal installments on the first and second closing date anniversaries.

Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2019.

The following table summarizes the fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired	$91
Intangible assets	8,716
Goodwill	3,526
Total assets acquired net of acquired cash	$12,333

The goodwill from the acquisition of NetEffects is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

h.

On April 1st, 2019 the Company acquired PowWow Inc (“PowWow”), creator of SmartUX™, A leading Low-Code Development Platform for Mobilizing and Modernizing Enterprise Apps, for a total consideration of $8.4 million, out of which $2 million was contingent on future performance. During 2020, the Company reversed the entire contingent amount as it became apparent that PowWow would not meet its revenue goals.

Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition

Net liabilities, excluding cash acquired	$(1,557)
Intangible assets	2,855
Goodwill	7,145
Total assets acquired net of acquired cash	$8,443

The goodwill from the acquisition of PowWow is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

i.	On February 28, 2019, the Company acquired OnTarget Group Inc. (“OnTarget”), a U.S.-based services company, which specializes in outsourcing of software development services. for a total estimated consideration of $ 12,456. Total consideration consists of $7,000 of which $6,000 was paid in cash upon closing with $1,000 deferred and paid in two equal installments on the six-month and 15-month anniversary of the closing. The remaining amount constitutes a deferred payment contingent upon OnTarget meeting future operating results over four years (2019-2022). Based on OnTarget’s operating results between 2019 and 2021, the Company estimates the total purchase price is expected to amount to approximately $19,617. Beyond the $6,500 paid in 2019, the Company paid $1,000 in 2020, $1,000 in 2021 and $2,000 in 2022. Acquisition related costs were immaterial. The acquisition was accounted for by the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing March 1, 2019.

The following table summarizes the fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding cash acquired	$(832)
Intangible assets	4,908
Goodwill	8,380
Total assets acquired net of acquired cash	$12,456

The goodwill from the acquisition of OnTarget is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

j.	On October 1, 2019 the Company acquired a 30% interest in its subsidiary Infinigy Solutions LLC (“Infinigy”), a U.S.-based services company focused on expanding the development and implementation of technical solutions which deliver design-driven turnkey solutions, combining Architecture and Engineering, or A&E design project management and general contracting competencies, across the wireless communications industry, for a total cash consideration of approximately $ 4,393, which was paid upon closing. Subsequent to the share purchase the Company holds 100% of Infinigy.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:-	MARKETABLE SECURITIES

The Company’s investment in marketable securities consist primarily of trading bonds with a quoted market price that are classified as trading securities pursuant to ASC No. 320 “Investments — Debt Securities.” Marketable securities are stated at fair value as determined by the closing price of each security at balance sheet date. Unrealized gains and losses on these securities are included in financial expenses, net in the consolidated statements of operations.

The Company invests in marketable debt securities, which were classified at fair value through profit or loss. The following is a summary of marketable securities:

a.	Composition:

	December 31,
	2021	2020
Fair value through profit or loss (1)	$1,142	$1,238
Available-for-sale- Corporate bonds	-	-
	$1,142	$1,238

(1)	The Company recognized trading losses in the amount of $ 96 during the year ended December 31, 2021.

NOTE 5:-	FAIR VALUE MEASUREMENTS

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, consisted of the following types of instruments:

	December 31, 2021
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$-	$-	$-
Convertible bonds	-	1,142	-	1,142

Total financial assets	$-	$1,142	$-	$1,142

Liabilities:
Contingent consideration	$-	$-	$17,771	$17,771

Total financials liabilities	$-	$-	$17,771	$17,771

	December 31, 2020
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Corporate bonds	$-	$-	$-	$-
Convertible bonds	-	1,238	-	1,238

Total financial assets	$-	$1,238	$-	$1,238

Liabilities:
Contingent consideration	$-	$-	$10,561	$10,561

Total financials liabilities	$-	$-	$10,561	$10,561

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:-	FAIR VALUE MEASUREMENTS (Cont.)

Fair value measurements using significant unobservable inputs (Level 3):

	December 31,
	2021	2020
Opening balance	$10,561	$5,964
Increase in contingent consideration due to acquisitions	3,098	2,222
Payment of contingent consideration	(1,816)	(728)
Increase in fair value of contingent consideration	3,476	3,812
Decrease in fair value of contingent consideration	(244)	(2,040)
Foreign currency translation adjustments	35	(683)
Amortization of interest and exchange rate	2,661	2,014

Closing balance	$17,771	$10,561

NOTE 6:-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2021	2020
Prepaid expenses	$4,578	$3,581
Government authorities	3,601	3,005
Related parties	29	615
Other	1,682	3,312

	$9,890	$10,513

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 7:-	PROPERTY AND EQUIPMENT, NET

	December 31,
	2021	2020
Cost:

Leasehold improvements	$3,725	$3,611
Computers and peripheral equipment	8,106	7,021
Office furniture and equipment	3,839	3,627
Motor vehicles	1,444	1,411
Software	1,623	1,621

	18,737	17,291
Accumulated depreciation:

Leasehold improvements	1,041	753
Computers and peripheral equipment	6,594	5,886
Office furniture and equipment	2,480	2,340
Motor vehicles	1,240	866
Software	1,510	1,458

	12,865	11,303

Depreciated cost	$5,872	$5,988

Depreciation expenses amounted to $ 1,261, $ 1,335 and $ 1,796 for the years ended December 31, 2019, 2020 and 2021, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:-	INTANGIBLE ASSETS, NET

a.	Intangible assets:

	Weighted average remaining useful life (years)	December 31,
		2021	2020
Original amounts:

Capitalized software development costs	3.49	90,101	86,240
Customer relationships	9.16	85,737	78,750
Acquired technology	6.07	18,231	18,052
Other	10.55	629	616

		194,698	183,658
Accumulated amortization:

Capitalized software development costs		79,354	74,841
Customer relationships		53,583	46,621
Acquired technology		10,188	8,720
Other		183	72

		143,308	130,254

Intangible assets, net		$51,390	$53,404

b.	Amortization expenses amounted to $ 12,764, $ 12,604 and $ 13,056 for the years ended December 31, 2019, 2020 and 2021, respectively.

c.	The estimated future amortization expense of intangible assets as of December 31, 2021 is as follows:

2022	$11,691
2023	9,951
2024	8,406
2025	6,616
2026	4,863
2027 and thereafter	9,863
$51,390

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:-	GOODWILL

Changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 according to the Company’s reportable segments are as follows (see also Note 18):

	IT professional services	Software services	Total
As of January 1, 2020	$60,346	$57,397	$117,743

Business combinations	5,832	5,718	11,550
Measurement period adjustments	1,443	618	2,061
Foreign currency translation adjustments	1,725	2,603	4,328

As of December 31, 2020	$69,346	$66,336	$135,682

Business combinations	5,068	3,477	8,545
Measurement period adjustments	321	558	879
Foreign currency translation adjustments	868	829	1,697

As of December 31, 2021	$75,603	71,200	146,803

The Company performed annual impairment tests as of December 31, 2019, 2020 and 2021 and did not identify any impairment losses (see Note 2).

NOTE 10:-	SHORT TERM DEBT

		Interest
	Linkage	rate	December 31,
	basis	%	2021	2020
Short-term credit from banks	NIS	1.8% - 2.3%	4,644	1,259
Current maturities of long-term loans from financial institutions and banks	NIS	1.7% – 3.14%	8,638	10,270
Current maturities of long-term loans from financial institutions and banks	USD	LIBOR + 2.1%	3,750	-
			$17,032	$11,529

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 11:-	ACCRUED EXPENSES AND OTHER ACCOUNTS PAYABLE

	December 31,
	2021	2020
Employees and payroll accruals	$27,826	$28,562
Accrued expenses	8,955	7,086
Government authorities	8,160	5,559
Other	232	639
	$45,173	$41,846

NOTE 12:-	LONG TERM DEBT

	Linkage	Interest	December 31,
	basis	rate	2021	2020
		%
Loans from banks and other (1)	NIS	1.7% – 5%	$17,475	$23,534
Bank loan (2)	USD	LIBOR + 2.1%	15,000	-
Other long term debt	JPY	1.9%	68	88
			$32,543	$23,622
Current maturities	NIS, USD		(12,388)	(10,270)

			$20,155	$13,352

(1)	This is mainly comprised of a bank loan obtained by the Company on November 2016 in the amount of $ 31,356. The loan is linked to the New Israel Shekel, and was obtained from an Israeli financial institution. The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.

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

e.	The Company shall not create any pledge on all of its property and assets in favor of any third party without the financial institution’s consent.

As of December 31, 2021, the Company was in compliance with the financial covenants.

(2)	On June 1, 2021, the Company obtained a loan in the amount of $ 15,000 from an Israeli bank. The principal amount of the loan is payable in eight equal annual installments with the final payment due on December 1, 2025 and bears a fixed interest rate of LIBOR + 2.1% per annum, payable in two semi-annual payments.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME

a.	Israeli taxation:

1.	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of was 23% in 2021 and 2020. Some of the Israeli subsidiaries are eligible for tax benefits as described below.

2.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (“the Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the group companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports. A PTE that acquires Benefited Intangible Assets from a foreign company for more than NIS 200 million after January 1, 2017, will be eligible for 12% reduce tax rate on capital gain upon sale of the Benefited Intangible Assets.

The 2017 Amendment further provides that a technology company satisfying certain conditions will qualify as a Special Preferred Technology Enterprise (“SPTE”) (an enterprise for which, among others, total consolidated revenues of its parent company and all subsidiaries is at least NIS 10 billion) and will thereby enjoy a reduced corporate tax rate of 6% on PTI regardless of the Company’s geographic location within Israel. In addition, a SPTE will enjoy a reduced corporate tax rate of 6% on capital gain derived from the sale of certain “Benefited Intangible Assets” to a related foreign company if the Benefited Intangible Assets were either developed by the Special Preferred Technology Enterprise or acquired from a foreign company on or after January 1, 2017.

Starting from 2017 under Amendment 73 to the Investment Law, part of the Company’s taxable income in Israel were entitled to a preferred 12% tax rate. Since 2019, under SPTE the tax rate for part of the Company’s taxable income in Israel has been reduced to a 6% corporate tax rate.

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

b.	Income tax on non-Israeli subsidiaries:

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

As of December 31, 2021, the Company had $11,321 of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

c.	Net operating loss carryforwards:

As of December 31, 2021, two Israeli subsidiaries of the Company had operating loss carryforwards of $ 11,762 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $ 10,376), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $ 3,392 as of December 31, 2021, which can be carried forward to offset against future taxable income.

Two of the Company’s subsidiaries in U.S. had estimated total available tax loss carryforwards of $ 7,950 as of December 31, 2021, which can be carried forward to offset against future taxable income.

d.	Income before taxes on income:

	Year ended December 31,
	2021	2020	2019
Domestic	$32,714	$25,423	$17,806
Foreign	12,550	11,980	14,666

	$42,264	$37,403	$32,472

e.	Taxes on income:

Taxes on income (tax benefit) consist of the following:

	Year ended December 31,
	2021	2020	2019
Current:
Domestic	$7,847	$7,867	$7,266
Foreign	6,123	1,069	1,636

	13,970	8,936	8,902
Deferred taxes:
Domestic	(1,124)	(1,687)	(1,001)
Foreign	(2,487)	37	(1,027)

	(3,611)	(1,650)	(2,028)

Taxes on income	$10,359	$7,286	$6,874

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

f.	Deferred tax assets and liabilities:

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company and its subsidiaries deferred tax assets are as follows:

	December 31,
	2021	2020
Net operating loss carryforwards	$5,481	$5,557
Allowances, reserves and intangible assets	7,779	6,228

Deferred tax assets before valuation allowance	13,260	11,785
Less - valuation allowance	(5,169)	(5,388)

Deferred tax assets, net	$8,091	$6,397

	December 31,
	2021	2020
Deferred tax assets	$8,091	$6,397
Deferred tax liabilities	(18,112)	(17,639)

Net deferred tax liabilities	$(10,021)	$(11,242)

Deferred tax liabilities are mainly in respect of acquired intangibles, certain property and equipment, and capitalized software costs.

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

A reconciliation between the theoretical tax expense, assuming all income is taxed at the statutory tax rate applicable to income for an Israeli company (corporate tax rate as of 2018 and thereafter is 23%), and the actual tax expense as reported in the statements of income is as follows:

	Year ended December 31,
	2021	2020	2019
Income before taxes, as reported in the consolidated statements of income	$45,264	$37,403	$32,472

Statutory tax rate	23%	23%	23%

Theoretical tax expenses on the above amount at the Israeli statutory tax rate	$10,411	$8,603	$7,468
Tax adjustment in respect of different tax rates	283	(1,169)	465
Deferred taxes on losses for which full valuation allowance was provided in the past	(80)	(326)	(227)
Tax-deductible costs, not included in the accounting costs	(1,041)	(679)	-
Tax expenses in respect of prior years, net	(481)	(71)	(37)
Non-deductible expenses	1,482	1,398	-
Uncertain tax position and other differences	(215)	(470)	(795)

Income tax	$10,359	$7,286	$6,874

h.	The Company applies ASC 740, “Income Taxes” with regards to tax uncertainties. During the years ended December 31, 2020, and 2021 the Company recorded income of $ 1,103 and $0 as a result of this application.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 13:-	TAXES ON INCOME (Cont.)

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

Gross unrecognized tax benefits at January 1, 2019	$2,175

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2019	2,175

Increase in tax positions taken in prior years	-

Decrease in tax positions taken in prior years	(1,103)

Gross unrecognized tax benefits at December 31, 2020	1,072

Increase in tax positions taken in prior years	162

Decrease in tax positions taken in prior years	-

Gross unrecognized tax benefits at December 31, 2021	$1,234

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

On December 31, 2015, the Company’s Board of Directors increased the amount of Ordinary shares reserved for issuance under the 2007 Plan by additional 250,000 Ordinary shares and extended the 2007 Plan by 10 years whereas it will expire on August 1, 2027. As of December 31, 2020, an aggregate of 932,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

On March 7, 2021, the Company granted to one of its senior executive officers 80,000 options to purchase its shares with no exercise price. The options will vest over a four-year period, and include several performance criteria related to the Company’s results of operations.

No grants were made to employees or directors in 2020.

A summary of employee option activity under the 2007 Plan as of December 31, 2021 and changes during the year ended December 31, 2021 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2021	24,250	$3.45	1.24	$380
Granted	80,000	-
Exercised	(38,000)	1.12
Forfeited	-

Outstanding at December 31, 2021	66,250	$0.45	7.96	$1,360

Exercisable at December 31, 2021	26,250	$1.03	6.95	$522

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2021. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2019, 2020 and 2021 was $537, $765 and $628, respectively. As of December 31, 2020, there was $393 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted-average period of 1.29 years.

The options outstanding as of December 31, 2021, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price of exercisable options
In $
0	60,000	1.60	20,000	$0
4.32	6,250	8.62	6,250	$4.32
	66,250	7.96	26,250	$1.03

c.	Accumulated other comprehensive income (loss):

	December 31,
	2021	2020	2019
Accumulated realized and unrealized gain (loss) on available-for-sale securities, net	$-	$-	$1
Accumulated foreign currency translation adjustments	9,268	7,809	(351)
Accumulated unrealized gain on derivative instruments, net	26	26	26

Total other comprehensive income (loss)	$9,294	$7,835	$(324)

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 14:-	EQUITY (Cont.)

d.	Dividend distribution policy

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

On March 4, 2019, the Company declared a dividend distribution of $ 0.15 per share ($ 7,335 in the aggregate) which was paid on March 25, 2019. On August 13, 2019, the Company declared a dividend distribution of $ 0.156 per share ($ 7,628 in the aggregate) which was paid on September 12, 2019. On May 26, 2020, the Company declared a dividend distribution of $ 0.08 per share ($ 3,918 in the aggregate) which was paid on June 25, 2020. On August 13, 2020, the Company declared a dividend distribution of $ 0.175 per share ($ 8,585 in the aggregate) which was paid on September 10, 2020. On March 8, 2021, the Company declared a dividend distribution of $ 0.21 per share ($ 10,297 in the aggregate) which was paid on April 7, 2021. On August 12, 2021, the Company declared a dividend distribution of $ 0.23 per share ($ 11,480 in the aggregate) which was paid on September 14, 2021.

NOTE 15:-	RELATED PARTIES TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $ 4,300, $ 3,000, and $ 5,615, in aggregate for the years ended December 31, 2019, 2020 and 2021, respectively and acquired services amounting to approximately $ 224, $ 788 and $ 2,639 for the years ended December 31, 2019, 2020 and 2021, respectively.

As of December 31, 2020 and 2021, the Company had trade and other receivables balances due to its related parties in amount of approximately $ 763 and $ 3,380, respectively. In addition, as of December 31, 2020 and 2021, the Company had trade payables balances due from its related parties in amount of approximately $ 130 and $ 708, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 16:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2021, the Company has provided performance bank guarantees as security for the performance of various contracts with customers as well as to secure future payments in respect of lease agreements in the amount of $3,100 and $992, respectively. As of December 31, 2021, the Company has restricted bank deposits of $ 295 in favor of the issuing banks.

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

The Company rejected the claims by the Israeli software company and moved to dismiss the lawsuit entirely. In July 2021, an arbitrator assigned to the case rendered his decision and determined that the Company should pay the plaintiffs damages in the amount of $1.6 million, which was paid in August 2021 and included in the Company’s results of operations for the year ended December 31, 2021.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 17:-	NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Year ended December 31,
	2021	2020	2019
Net income attributable to Magic shareholders	$29,322	$25,186	$20,266
Accretion of redeemable non-controlling interests	$(4,026)	$(1,317)	$(7,471)
Net income attributable to Magic shareholders after accretion of redeemable non-controlling interests	$25,296	$23,869	$12,795

Weighted average Ordinary shares outstanding:

Denominator for basic net earnings per share	49,055,082	49,028,975	48,896,163
Effect of dilutive securities	44,972	18,682	97,920

Denominator for diluted net earnings per share	49,100,054	49,047,657	48,994,083

Basic and Diluted earnings per share	$0.52	$0.49	$0.26

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2019

Total revenues	$86,140	$239,490	$-	$325,630
Expenses	71,825	216,842	3,311	291,978

Segment operating income (loss)	$14,315	$22,648	$(3,311)	$33,652

Depreciation and amortization	$8,799	$5,059	$167	$14,025

2020

Total revenues	$86,025	$285,169	$-	$371,194
Expenses	64,498	258,907	7,201	330,606

Segment operating income (loss)	$21,527	$26,262	$(7,201)	$40,588

Depreciation and amortization	$10,329	$3,347	$263	$13,939

2021

Total revenues	$95,589	384,736	-	480,325
Expenses	74,863	347,712	6,514	429,089

Segment operating income (loss)	$20,726	37,024	(6,514)	51,236

Depreciation and amortization	$9,261	5,220	371	14,852

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 18:-	SEGMENT GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS (Cont.)

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2019, 2020 and 2021:

	Year ended December 31,
	2021	2020	2019
United States	$254,342	$177,882	$158,095
Israel	180,462	149,094	124,523
Europe	30,085	26,947	25,788
Japan	11,443	12,643	12,499
Other	3,993	4,628	4,725

	$480,325	$371,194	$325,630

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2021	2020
Israel	$138,995	$130,326
United States	76,448	74,637
Japan	5,521	6,404
Other	2,950	3,013
Europe	4,450	5,191

	$228,364	$219,571

e.	The Company does not allocate its assets to its reportable segments; accordingly, asset information by reportable segments is not presented.

f.	In 2019, 2020 and 2021, the Company had one major customer, included in the IT professional services segment, which accounted for 9%, 10% and 14% of the group revenues, respectively.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 19:-	REVENUE RECOGNITION

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $78 million as of December 31, 2021. The Company expects to recognize approximately 52% in 2022 from remaining performance obligations as of December 31, 2021, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with ASC 606.

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets, and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2021	2020
Trade receivables (net of allowance for credit losses of $5,071 and $3,967 at December 31, 2020 and 2021, respectively)	$116,974	$91,986
Unbilled receivables	19,614	14,842
Contract assets	5,482	4,231
Long-term trade receivables	1,318	1,410
Deferred revenues (short-term contract liabilities)	$10,771	$8,793

Trade receivable are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer.

Billing terms and conditions generally vary by contract type. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

Unbilled receivables relate to revenue recognized in excess of amounts invoiced as the Company has an unconditional right to invoice and receive payment in the future related to its fulfilled obligations.

Contract assets relate to unbilled receivables, which represent revenue recognized on arrangements for which billings have not yet been presented to customers because the amounts were earned but not contractually billable as of the balance sheet date, and the right to consideration is generally subject to milestone completion, client acceptance or factors other than the passage of time.

Deferred revenues represent contract liabilities, and include unearned amounts received under contracts with customers and not yet recognized as revenues.

During the year ended December 31, 2021, the Company recognized $8,793 that was included in deferred revenues (short-term contract liability) balance at January 1, 2021.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 20:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2021	2020	2019
Total costs	$12,188	$12,091	$12,382
Less - capitalized software costs	(3,193)	(3,302)	(4,143)

Research and development, net	$8,995	$8,789	$8,239

b.	Financial expenses, net:

Bank charges and interest on loans offset by interest from short term deposits	$(844)	$(614)	$(374)
Interest income from marketable securities, net of amortization of premium on marketable securities	-	100	212
Loss arising from foreign currency translation and other	(2,311)	(403)	(1,007)

Financial expenses, net	$(3,155)	$(917)	$(1,169)

NOTE 21:-	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2022 and 2033. Some leases include an option to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In July 2020, the Company entered into a lease agreement for new corporate offices for the company in Or Yehuda, Israel. The lease expires in June 2033, with an option by the Company to extend for an additional 10-years term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2022 and 2024, with renewal options varying between 2022 and 2029.

Furthermore, In November 2021, one of the Company’s subsidiaries in Israel entered into a lease agreement for new corporate offices. As a result of this agreement, the Company had an additional operating lease that had not yet commenced as of December 31, 2021 in the amount of $4,352. This operating lease is expected to commence in the third quarter of 2022 with a lease term through 2029, with an option to terminate the lease after a 4-year term following a 12-month notice in advance, and an option to renew the lease to an additional 5-year term, through 2034. The Company deemed this option as reasonably certain to be renewed.

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 21:-	LEASES (Cont.)

Under Topic 842, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the balance sheet. The aggregated present value of lease agreements is recorded as a long-term asset titled ROU asset. As an accounting policy, expenses pertaining to leases with duration under 12 months were recognized on a straight-line basis in the consolidated statements of income, with no corresponding ROU and lease liability in the consolidated balance sheets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

The components of operating lease costs were as follows:

	Year ended December 31,
	2020	2021
Operating lease cost	$3,247	$3,124
Variable lease cost	2,028	2,192
Short-term lease cost	-	57

Total lease costs	$5,275	$5,373

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2021
Weighted average remaining lease term (years)	13.9
Weighted average discount rate	2.35%

Cash paid for amounts included in the measurement of operating lease liabilities was $5,269 and $5,470 for the years ended December 31, 2021 and 2020, respectively (included in cash flows from operating activities).

Maturities of lease liabilities are as follows:

2022	$4,405
2023	3,630
2024	2,514
2025	2,402
2026	1,622
2027 and thereafter	16,505
Total undiscounted cash flows	$31,078
Less imputed interest	(6,165)
Present value of lease liabilities	$24,913

MAGIC SOFTWARE ENTERPRISES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 22:-	SUBSEQUENT EVENTS

On March 22, 2022, the Company declared a dividend distribution of $ 0.216 per share ($ 10.6 million in the aggregate) which was paid on April 7, 2022. The dividend distribution relates to the Company’s earnings in the second half of 2021.

On December 2, 2021, the Company entered into a Share Purchase Agreement (“the Agreement”) to acquire 50.1% of the outstanding share capital of Vidstart Ltd. (“Vidstart”). Vidstart is a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. The final closing and execution of the Agreement occurred on January 27, 2022. The total purchase price was approximately $11 million in cash. Furthermore, according to the Agreement, the Company is obliged to purchase the remainder of Vidstart’s shares (30% on December 31, 2022 and 19.9% on December 31, 2023) for a price to be determined based on Vidstart’s future operating results during 2022 and 2023.

On March 31, 2022, the Company entered into a secured credit agreement, or the Credit Agreement, with an Israeli bank (or the “Lender”). Pursuant to the Credit Agreement, the Company borrowed $25 million, or the Bank Loan, for a five-year term. The Bank Loan will mature on March 31, 2027, and will be repaid in 5 equal annual installments, whereas the interest will be paid and calculated on a quarterly basis. The Bank Loan bears interest at the rate SOFR + 2.25%.

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2021:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Coretech Consulting Group, Inc. (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd (shares held by Complete Business Solutions Ltd)	Israel	100%
CommIT Technology Solutions Ltd	Israel	78.0%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	80.05%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.) (shares held by F.T.S. - Formula Telecom Solutions Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	80.1%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	99.9%
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
Menarva Ltd.	Israel	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Vidstart Ltd.	Israel	50.1%
Appush Inc. (Shares held by Vidstart Ltd.)	Delaware	100%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2020 and 2021, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2021, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2020 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 15, 2022 expressed an unqualified opinion thereon.

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

Tokyo, Japan

February 15, 2022	/s/ KDA Audit Corporation
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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2019 and 2020, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2021 and our report dated February 15, 2022 expressed unqualified opinion.

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

Tokyo, Japan

February 15, 2022	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 12, 2022