Form 20-F
period 2022-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2023-05-11
CIK 876779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, the Registrant had 49,093,055 Ordinary Shares, par value NIS 0.1 per share, outstanding

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

Based on our technological capabilities and our specialists, our software solutions and software services enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 4,161 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary low-code application platform for developing and deploying business applications.

●	AppBuilder – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary low-code platform for on premises application integration.

●	Magic xpi cloud native – a configuration based on Kubernetes focuses on scalability, security and resilience.

i

●	FactoryEye – a cloud-based pre-packaged but flexible end-to-end data management platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance and ongoing improvement.

●	Magic Data Management and Analytics Platform– a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

●	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

Our vertical packaged software solutions include:

●	Clicks™ – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Cargo – Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. the system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

●	Nativ – a proprietary comprehensive core system for management of rehabilitation centers

●	Mobisale – a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers

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

We sell our platforms and our services globally through a broad channel network, including our own direct sales representatives and offices, independent country distributors, MSPs that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training and consulting services to supplement with our products, thus aiding in the successful implementation of Magic xpa, AppBuilder, Magic xpi, Magic Data Management and Analytics Platform, Magic Smart UX and FactoryEye projects, and assuring successful operation of the platforms once installed.

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

Our consolidated financial statements appearing in this annual report are prepared in U.S. dollars and in accordance with  International Financial Reporting Standards, or IFRS.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.

Selected Financial Data

The following tables present selected consolidated financial data as of the dates and for each of the periods indicated. The consolidated financial statements for the year ended December 31, 2022 are the first we have prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2021. For periods up to and including the year ended December 31, 2021, we prepared our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2022, together with the comparative period data for the year ended December 31, 2021 and as of January 1, 2021. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2021 and the financial statements for the year ended December 31, 2021, is provided in note 23 to our consolidated financial statements included elsewhere in this annual report.

Pursuant to the transitional relief granted by the SEC in respect of the first-time adoption of IFRS, we have only provided financial statements and financial information for two fiscal years ended December 31, 2022 in this annual report as presented under IFRS. The selected financial information as of January 1, 2021 and as of and for the years ended December 31, 2021 and 2022 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto included in this annual report.

	Year ended
	December 31,
	2021	2022
	U.S. dollars in thousands (except per share data)
Revenues	$480,325	$566,792
Cost of revenues	347,331	411,437

Gross profit	132,994	155,355
Research and development costs, net	8,995	10,090
Selling, marketing, general and administrative expenses	71,876	83,503

Operating income	52,123	61,762
Financial expenses	(3,802)	(4,993)
Financial income	113	1,392
Increase in valuation of consideration related to acquisitions	(2,817)	(744)

Income before taxes on income	45,617	57,417
Taxes on income	10,278	11,138
Net income	35,339	46,279
Net income attributable to non-controlling interests	5,572	5,809

Net income attributable to equity holders of the Company	$29,767	$40,470

Basic and diluted earnings per share	0.61	0.82

Number of shares used in computing earnings per share (basic)	49,055,082	49,089,044
Number of shares used in computing earnings per share (diluted)	49,100,054	49,131,311

Statements of Financial Position:

	January 1	December 31,
	2021	2021	2022
	(U.S. Dollars in thousands)
Total current assets	$211,226	$246,774	$249,098

Total long-term assets	230,179	240,503	256,043

TOTAL ASSETS	441,405	487,277	505,141

Total current liabilities	99,819	130,780	156,053

Total long-term liabilities	73,179	80,941	72,777

Total equity	268,407	275,556	276,311

TOTAL LIABILITIES AND EQUITY	$441,405	$487,277	$505,141

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

Risks Related to Our Business and Our Industry

●	The implementation of our M&A growth strategy, which requires the integration of our multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks.

●	Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, including through the adaptation and expansion of our services and solutions in response to ongoing changes in technology and offerings.

●	We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions.

●	We are dependent on a limited number of core product families and services and a decrease in revenues from these products and services would adversely affect our business, results of operations and financial condition.

●	Adapting to evolving technologies can require substantial financial investments, distract management and adversely affect the demand for our existing products and services.

●	Our products have a lengthy sales cycle that could adversely affect our revenues.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Our existing customers may not be satisfied with our solutions and services and might not make subsequent purchases from us.

●	If we fail to meet our customers’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	We face intense competition in the markets in which we operate and we might not be able to compete effectively.

●	Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

●	Geopolitical and other challenges and uncertainties due to the ongoing military conflict between Russia and Ukraine could have a material adverse effect.

●	We are exposed to economic and market conditions that impact the communications industry.

●	A reduction of government spending in Israel on IT services may reduce our revenues and profitability.

●	The increasing amount of identifiable intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

●	If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

●	We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

●	Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

●	We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

●	Our international operations expose us to risks associated with fluctuations in currency exchange rates that could adversely affect our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	Regulation of the internet and telecommunications, privacy and data security may adversely affect sales of our products and result in increased compliance costs.

●	Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers, and could even give rise to claims against us.

●	Third parties have in the past, and may in the future, claim that we infringe upon their intellectual property rights and such claims could harm our business.

●	Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

●	We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

●	Any unauthorized, and potentially improper, actions of our personnel could adversely affect our business, operating results and financial condition.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Our business may be materially affected by changes to fiscal and tax policies.

●	Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants that, if breached, could result in acceleration of our obligation to repay our debt.

●	Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

●	If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

●	Breaches or significant disruptions of our information technology systems may occur.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	Macroeconomic headwinds caused by inflation, rising interest rates, and currency exchange rates have been adversely impacting, and may continue to adversely impact, our revenues, profitability and cash flows.

Risk Related to Our Ordinary Shares

●	Our Ordinary Shares are traded on more than one market and this may result in price variations.

●	There is relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

●	We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act.

●	Our controlling shareholder has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation.”

Risks Related to Our Location in Israel

●	Political, economic and military instability in Israel may disrupt our operations and negatively affect our business condition, harm our results of operations and adversely affect our share price.

●	Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

●	We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

●	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

●	Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

●	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to Our Business and Our Industry

To the extent it returns in a significant manner in regions in which our revenues are primarily generated, the global COVID-19 pandemic, or any other pandemic, may adversely affect our operating results in a material manner.

Wide-spread viruses and epidemics, such as the recent COVID-19 pandemic, to the extent it returns in full-force, could negatively affect our customers’ spending on our products and services. In 2022, 54%, 36%, 7%, 2% and 1% of our revenues generated from North America, Israel, Europe, Japan, and the rest of the world, respectively. Negative economic conditions created by a pandemic may cause our customers to reduce their IT spending. Customers may delay or cancel projects, choose to focus on in-house development efforts or seek to lower their costs by renegotiating maintenance and support agreements. Additionally, customers may be more likely to make late payments in worsening economic conditions, which could require us to increase our collection efforts and incur additional associated costs to collect expected revenues. To the extent that the purchase of licenses for our software are perceived by customers and potential customers to be discretionary, our revenues may be disproportionately affected by delays or reductions in general IT spending. If economic conditions generally, or in the industries in which we operate specifically, worsen from present levels, the results of our operations could be adversely affected.

To the extent the COVID-19 pandemic returns in full-force, in any wave or via any variant of the virus, that may also adversely impact our operating results, as the resulting closures, restrictions and health problems for our workers may compromise our ability to service our customers in various regions of the world.

Actual results could materially differ from the estimates and assumptions that we use to prepare our financial statements.

In order to prepare our financial statements in conformity with internationally accepted accounting standards (“IFRS”), our management is required to make estimates and assumptions, as of the date of the financial statements, which affect the reported values of assets and liabilities, revenues and expenses, and disclosures of contingent assets and liabilities. Main areas that require significant estimates and assumptions by our management include liabilities in respect of business combinations, goodwill and intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization as well as amortization periods, classification of leases as well as the determination of the lease term and the incremental borrowing rate, income tax uncertainties, deferred taxes, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion, identification of performance obligations and the determination of the transaction price as well as the standalone selling prices, and evaluating expected credit losses (“ECL”). Our actual results could materially differ from, and could require adjustments to, those estimates.

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, during 2022, we acquired Appush Ltd. (formerly known as Vidstart Ltd.), Intrabases SAS, and The Goodkind Group LLC. In 2021, we acquired EnableIT, Menarva, and Soft IT. These acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating the acquired companies include:

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

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa, Magic xpi, AppBuilder, Leap, FactoryEye, Magic Data Management and Analytics platform and Magic SmartUX brands and our vertical packaged software solutions, primarily Clicks, Leap™, the Hermes solution and HR Pulse, Mobisale and Nativ. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

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

There is a risk that at certain points in time, we may have more personnel than we need in certain skill sets or at compensation levels that are not aligned with skill sets. In these situations, we have engaged, and may in the future engage, in actions to rebalance our resources, including reducing the rate of new hires and increasing involuntary terminations as a means to keep our supply of skills and resources in balance with client demand. At certain times, we will find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill certain labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, as demand for our services and solutions has escalated at a high rate, to hire and retain people with the skills necessary to meet demand we have and may continue to adjust compensation, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs. If we are not successful in these initiatives, our results of operations could be adversely affected

Moreover, Our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled professionals is particularly intense. While there has been strong competition for qualified human resources in the high-tech industry historically, the industry experienced record growth and activity in 2022, both at the earlier stages of venture capital and growth equity financings, and at the exit stage of initial public offerings and mergers and acquisitions. This flurry of growth and activity has caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees in those jurisdictions. Employee attrition— for all fields and professions, and for all levels of management— has accompanied this strong competition, and hi-tech companies such as ours that are based in Israel and these other jurisdictions are currently facing a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel. Many of the companies with which we compete for qualified personnel may have greater resources than we do, and we may not succeed in recruiting additional experienced or professional personnel, retaining personnel or effectively replacing current personnel who may depart with qualified or effective successors.

If we fail to meet our clients’ performance expectations, our reputation may be harmed, causing us to lose customers or exposing us to legal liability.

We depend heavily on repeated software and service revenues from our base of existing clients. Two of our largest clients accounted together for 21.2% and 20.6% of our revenues in the years ended December 31, 2021 and 2022, respectively and five of our largest clients accounted for 27.5% and 26.4% of our revenues in the years ended December 31, 2021 and 2022, respectively. If our existing clients are not satisfied with our solutions and services, they may not enter into new project contracts with us or continue using our services. A significant decline in our revenue stream from existing clients, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition.

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

In particular, there is currently significant uncertainty about the future relationship between the U.S. and various other countries, with respect to trade policies, treaties, government regulations, and tariffs. For example, the recent imposition of tariffs and/or changes in tariffs on various products by the U.S. and other countries, including China and Canada, have introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the U.S. and other countries.

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

In response to the to the invasion of the Ukraine by Russia in February 2022, the U.S. and other countries have imposed various sanctions against Russia  including restrictions on selling or importing goods, services or technology in or from affected regions and travel bans and asset freezes impacting connected individuals and political, military, business and financial organizations in Russia. The U.S. and other countries could impose wider sanctions and take other actions. It is not possible to predict the broader consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts in the Middle East and worldwide and adverse effects on macroeconomic conditions, currency exchange rates and financial markets, all of which could impact our business, financial condition and results of operations.

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

We are impacted by inflationary increases in wages, benefits and other costs. In all countries in which we operate, wage and benefit inflation, whether driven by competition for talent, or ordinary course pay increases and other inflationary pressure, may increase our cost of providing services and reduce our profitability. Furthermore, as a result of our global operations, wage increases in emerging markets may increase at a faster rate than wages in developed markets, which increases our exposure to inflation risks. If we are not able to pass increased wage and other costs resulting from inflation onto our clients our profitability may decline.

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

The amount of goodwill and identifiable intangible assets on our consolidated statements of financial position has increased significantly over the last five years from approximately $149 million as of December 31, 2017 to $211 million as of December 31, 2022 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under IFRS, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

If we fail to manage our growth, our business could be disrupted and our profitability will likely decline.

We have experienced rapid growth during recent years, through both acquisitions and organically. The number of our employees over the last five years increased from 2,052 as of December 31, 2017 to 4,161 as of December 31, 2022 and may increase further as we aim to enhance our businesses. This increase may significantly strain our management and other operational and financial resources. In particular, continued headcount growth increases the integration challenges involved in:

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

While our principal executive offices are located in Israel, 60%, 62% and 64% of our sales in the years ended December 31, 2020, 2021 and 2022, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of development application platforms, integration solutions, packaged software solutions and professional services is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Compliance with a wide variety of foreign regulatory standards;

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	Import and export license requirements, tariffs, taxes and other trade barriers;

●	Political, social and economic instability abroad, terrorist attacks and security concerns in general. For example, our operations in India may be adversely affected by future political and other events in the region;

●	Fluctuations in foreign currency exchange rates have been adversely affecting, and could continue to adversely affect, our results of operations.

●	Trade restrictions;

●	Changes in tariffs;

●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and limit our ability to conduct effective tax planning;

●	Increased financial accounting and reporting requirements and complexities;

●	Weaker protection of intellectual property rights in some countries;

●	Greater difficulty in safeguarding intellectual property;

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	The need to localize our products and licensing programs for international customers;

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

●	The burden of complying with a wide variety of foreign laws and legal standards;

●	The potential worsening of the coronavirus outbreak on a global scale, which may cause customers to cancel projects with us, prevent potential future opportunities for our business and harm our ability to maintain a healthy workforce that can implement our services and solutions offerings; and

●	Multiple and possibly overlapping tax regimes.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2020, 2021 and 2022, approximately 52%, 47% and 46% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. Even if we use derivatives or engage in any currency-hedging transactions intended to reduce the effect of fluctuations of foreign currency exchange rates on our financial position and results of operations, there can be no assurance that any such hedging transactions will materially reduce the effect of fluctuation in foreign currency exchange rates on such results. In addition, if for any reason exchange or price controls or other restrictions on the conversion of foreign currencies were imposed, our financial position and results of operations could be adversely affected.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. We have experienced and defended against certain threats to our systems and security (such as phishing attempts), none of which have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned for other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful. Consequently, our financial performance and results of operations would be materially adversely affected.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2022, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

Macro-economic headwinds caused by inflation, rising interest rates, global supply problems and fluctuations in currency exchange rates may adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global information technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our software solutions and services primarily in North America and in Israel, as well as, to a smaller extent, in various parts of the rest of the world. Adverse economic conditions in those markets, including due to rising inflation, increased interest rates and decreased economic output may reduce overall demand for our insurance software solutions and services. These factors could also delay or lengthen our sales cycles, and inhibit our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as result in an increase in customer bad debt. In addition, the weakening of European currencies in comparison to the U.S. dollar has been adversely impacting in a material manner, and may continue to adversely impact, our revenues and our results of operations as measured in U.S. dollars. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that are being created by these trends are creating challenges for our business in the short term. In 2022, we experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a prolonged recession, could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report, and is difficult to predict how long those trends will continue, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and on our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting, and our independent registered public accounting firm must issue an attestation report on our internal control procedures, and our management is required to assess and issue a report concerning our internal control over financial reporting. Our efforts to comply with these requirements have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We identified a material weakness in our internal control over financial reporting as of December 31, 2022 with respect to not having adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). While we are in the process of designing a remediation plan to improve our internal controls and procedures, we may in the future identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

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

As of April 1, 2023 our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 46.26% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, directly owned 22,710,106 or 46.26%, of our outstanding Ordinary Shares as of April 1, 2023. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, owns 25.82% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns as of April 1, 2023 approximately 11.73% of the outstanding shares of Formula Systems.

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

U.S. holders of our Ordinary Shares may face income tax risks. Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2022 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof. Furthermore, fluctuations in the market price of our ordinary shares may cause our classification as a PFIC for the current or future taxable years to change because the aggregate value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, generally will be determined by reference to the market price of our shares from time to time (which may be volatile). The IRS or a court may disagree with our determinations, including the manner in which we determine the value of our assets and the percentage of our assets that are passive assets under the PFIC rules. Therefore, there can be no assurance that we will not be a PFIC for the current taxable year or for any future taxable year. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders (as defined below under Item 10E. “Additional Information – Taxation”) of our Ordinary Shares and would likely cause a reduction in the value of such shares. A foreign corporation will be treated as a PFIC for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or (2) at least 50% of the average value of the corporation’s gross assets produce, or are held for the production of, such “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. If we are treated as a PFIC, U.S. Holders of Ordinary Shares would be subject to a special adverse U.S. federal income tax regime with respect to the income derived by us, the distributions they receive from us, and the gain, if any, they derive from the sale or other disposition of their Ordinary Shares. U.S. Holders should carefully read Item 10E. “Additional Information – Taxation” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our Ordinary Shares.

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

In recent years, Israel has been subject to certain political instability and increased number of elections were held. Actual or perceived political instability in Israel or any negative changes in the political environment, may individually or in the aggregate adversely affect the Israeli economy and, in turn, our business, financial condition, results of operations and growth prospects

Conflicts in North Africa and the Middle East, including in Egypt and Syria that border Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. In addition, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

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

Our corporate headquarters, board of directors, many of our executives, and a portion of our employees are located in Israel and we may therefore be adversely affected by security, economic or political instability in Israel.

Our corporate headquarters, as well as our directors, many of our executives, and a portion of our employees (including key employees), are located in or residents of Israel. Accordingly, adverse security, economic and political conditions in Israel may directly affect our business. Since the establishment of the State of Israel, a number of armed conflicts have taken place between Israel and its neighboring countries. Recent conflicts have involved missile strikes against civilian targets in various parts of Israel, including areas where our facilities are located, and negatively affected business conditions in Israel. Any armed conflicts, terrorist activities or political instability in the region could adversely affect business conditions, harm our results of operations and make it more difficult for us to raise capital.

In addition to security concerns, the Israeli government is currently pursuing certain changes to Israel’s judicial system and legislation. In response to the foregoing proposed changes, some individuals, organizations and institutions, both within and outside of Israel, have commented that the proposed changes may negatively impact the business environment in Israel, including due to increased currency fluctuations and downgrades in credit rating. To the extent that any of these negative developments do occur, they may have an adverse effect on our business and results of operations.

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

Capital Transactions since January 1, 2020

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

On April 15, 2020, we acquired an additional 10.17% interest in our subsidiary Comblack IT Ltd. (“Comblack”), an Israeli-based company that specializes in software professional and outsource management services for mainframes and complex large-scale environments, for a total cash consideration of approximately $3.6 million, of which $3 million was paid upon closing and the remainder is payable over a period of up to 18 months. In addition to the cash consideration, we have in place a contingent consideration mechanism according to which an additional amount may be paid in the event Comblack meets certain income thresholds. In April 2022, based on Comblack operating results in 2020 and 2021, we paid an additional NIS 1.7 million as final consideration with respect to the contingent consideration. We currently hold an 80.2% stake in Comblack. Comblack holds a put option in respect to its remaining 19.8% holding.

On May 7, 2020, we acquired Aptonet Inc (“Aptonet”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $4.7 million of which $3.7 million was paid upon closing and the remaining $1.0 million was payable in two installments, six and twelve months following the closing date. During 2020 and 2021, we paid the remainder of the consideration in two equal installments of $0.5 million each.

On September 2, 2020, we acquired Stockell Information Systems, Inc (“Stockell”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $7.714 million, of which $6.265 million was paid upon closing and the remaining $1.449 million was payable twelve months following the closing date. In December 2021, following the discovery of a few discrepancies in the sellers’ disclosures, we paid $0.76 million as final consideration to settle the remainder of the purchase price.

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

On April 1, 2021, we acquired EnableIT, LLC and its subsidiary (“EnableIT”), a U.S.-based services company, specializing in IT staffing and recruiting, for a total consideration of $6.0 million, of which $4.0 million was paid upon closing and the remaining $2.0 million was paid in two equal installments on April 1, 2022 and April 1, 2023.

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

On December 2, 2021, we entered into a share purchase agreement to acquire 50.1% of the outstanding share capital of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”). Appush is a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. The final closing and execution of the Appush Agreement occurred on January 27, 2022. The total purchase price was approximately $21 million, pf which $11 million were paid in cash, in addition to $1.5 million as an advance payment for future acquisition of the remainder of Appush’s shares. Furthermore, we were obliged to purchase the remainder of Appush’s shares (30% on December 31, 2022 and 19.9% on December 31, 2023) for a price contingent on Appush’s future operating results during 2022 and 2023. On April 2022 and 2023, we acquired the remainder of Appush’s shares and we now hold 100% of its shares.

On August 23, 2022, the Company acquired The Goodkind Group, LLC (“TGG”). TGG provides permanent and temporary staffing needs in verious sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. TGG specializes in customizing solutions and programs to their clients. With On-Site programs and sourcing models the Company solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning, for a total consideration of $11.6 million, subject to net working capital adjustments. Of which, $8 million was paid upon closing. The remainder constitues a deferred payment payable in 2023 and 2024.

On July 1, 2022, the Company acquired Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely from a cash consideration in an amount of $3.4 million.

Our fixed assets capital expenditures for the years ended December 31, 2020, 2021 and 2022 were approximately $2.8 million, $1.4 million, and $4.4 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

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

Based on our technological capabilities and our specialists, we enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 4,161 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a network of over 3,000 independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

Our software technology platforms consist of:

○	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

○	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

○	Magic xpi Integration Platform – a proprietary low-code platform for application integration

○	Magic xpi cloud native – an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

○	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

○	FactoryEye – a cloud-based pre-packaged but flexible end-to-end data management platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance and ongoing improvement.

○	Magic Data Management and Analytics Platform – a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

Our vertical software packages

○	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

○	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

○	Hermes Cargo – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

○	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

○	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

○	Nativ – offered by our Menarva Ltd. subsidiary, is a proprietary comprehensive core system for management of rehabilitation centers.

○	Mobisale – offered by our Mobisoft Ltd. subsidiary, is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd

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

In December 2018, we achieved Microsoft Gold Competency and have maintained this elite status since then. Gold Competency is Microsoft’s highest level of partner certification reserved for the top one percent of Microsoft elite partners worldwide who have demonstrated expertise and proven skills with a particular Microsoft technology or service. In addition to that, we earned the Co-Sell Ready Status as a member in the Microsoft One Commercial Partner (OCP) Program, Magic xpi, which maps data, automates business processes and connects apps, databases, APIs with built-in Microsoft connectors, and FactoryEye, a 100% cloud-native, microservices-based integration platform are available on the Microsoft AppSource app store and are listed on the Microsoft Azure Marketplace.

In May 2020, our CommIT Group, achieved Amazon AWS SaaS Competency status. AWS SaaS Competency is designated to help customers find top AWS consulting partners with deep specialization and experience in designing and building software-as-a-service solutions on AWS. Organizations are interested in software that is easy to use, implement, and operate. They are looking to reduce time-to-value and obtain access to innovative product features and flexible software procurement on a consumption or contractual basis. AWS SaaS Competency Partners follow Amazon Web Services (AWS) best practices for designing and building SaaS solutions through their professional services practices. To qualify for the AWS SaaS Competency designation, organizations have undergone rigorous technical validation by AWS Partner Solutions Architects and demonstrated proven customer success. In recent years, Commit has successfully led, developed and produced many SaaS solutions on AWS for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. Commit’s unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, We accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Development communities are facing high complexity, cost and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoeyEye and Magic’s Data Management and Analytics platform all provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye and Magic’s Data Management and Analytics platform, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

Our software technology solutions include application platforms for developing and deploying specialized and high-end large-scale business applications and integration platforms that allow the integration and interoperability of diverse solutions, applications and systems in a quick and efficient manner. These solutions enable our customers to improve their business performance and return on investment by supporting the affordable and rapid delivery and integration of business applications, systems, and databases. Using our software solutions, enterprises and ISVs can accelerate time-to-market by rapidly building integrated solutions, deploying them in multiple environments while leveraging existing IT resources. In addition, our solutions are scalable and platform-agnostic, enabling our customers to build solutions by specifying their business logic requirements in a commonly used language rather than in computer code, and to benefit from seamless platform upgrades and cross-platform functionality without the need to re-write applications. Our technology also enables future-proof protection and supports current market trends such as the development of mobile applications that can be deployed on a variety of smartphones and tablets, and cloud environments. In addition, we also offer a variety of vertical-targeted products that are focused on the needs and requirements of specific growing markets. Certain of these products were developed utilizing our application development platform.

We sell our solutions globally through our own direct sales representatives and offices and through a broad sales distribution network, including independent country distributors, independent service vendors that use our technology to develop and sell solutions to their customers, and system integrators. We also offer software maintenance, support, training, and consulting services in connection with our products, thus aiding the successful implementation of projects and assuring successful operation of the platforms once installed. We sell our integration solutions to customers using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400), Oracle JD Edwards, Microsoft SharePoint, Microsoft Dynamics, SugarCRM and other eco-systems. As such, we enjoy a well-diversified client base across geographies and industries including oil & gas companies, telecommunications groups, financial institutions, healthcare providers, industrial companies, public institutions, and international agencies.

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

We offer three complementary application platforms that address the wide spectrum of composite applications, Magic xpa, Magic SmartUX and AppBuilder. Our Magic xpi integration platform, Magic FactoryEye and Magic’s Data Management and Anaytics platform deliver fast and simple integration and orchestration of business processes and applications. Our customers operate in a wide variety of industries, including financial services, life sciences, government, telecommunications, energy and manufacturing.

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

In 2022, we moved our Magic xpa platform to be a cloud native platform deployed by dockers container, opening the door to our customer to take their applications to be a full SaaS products.

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

Data engineers, Extract-Transform-Load (ETL) developers, and citizen integrators have the ability to use our platform to ingest, transform and integrate data spanning departmental to enterprise scale workloads. These workloads include diverse and distributed data sources in multi-cloud, hybrid environments. The breadth and depth of our data integration capabilities accelerate the aggregation and processing of data to ready it for analytics, data science and enterprise reporting initiatives. Leveraging a simple graphical design experience, users can develop workloads across ETL, Extract-Load-Transform (ELT), real-time and streaming data integration patterns. Our platform is designed to integrate structured and unstructured data across on-premises and cloud-native applications, databases, business intelligence tools, data modeling tools, data lakes, data warehouses, mainframes, messaging systems, file systems and IoT devices. Our data-lake architecture allows data stewards and business analysts to create an authoritative single-source view of all business-critical data from internal and external sources across multiple data domains, including customers, locations, assets, and employees and many other domain types.

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

In March 2023 we launched Magic xpi Cloud Native, allowing shifting xpi integration projects to the cloud smoothly. The xpi Cloud Native environment configurations based on Kubernetes, focuses on scalability, security, and resilience. The deployment process is made effortless with our new “Cloud Manager”. Cloud Manager interface hides all the complexities of cloud deployment and clustering and performs all the heavy lifting through easy to use and intuitive set of Rest API’s. These APIs also bring agility and efficiency to organizations CI/CD practices via “Continuous Deployment” capabilities.

In 2023, we plan to continue to expand our product offering with additional features, per customer requests.

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

FactoryEye

On May 2019, Magic Software launched the release of FactoryEye, a proprietary high performance, low-code, flexible, cloud platform built specially for manufacturers based on a modern architecture enabling advanced manufacturing and organizational intelligence, real-time virtualizations and actionable insights for cross- organizational effectiveness and increased bottom line. Magic Software has hundreds of manufacturing customers, and drew on over 35 years of manufacturing experience to develop FactoryEye. The product’s intuitive and user-friendly workspace empower manufacturers by providing all the analysis the report they need in order to make faster and smarter decisions based on real time data and analytics. This translates into improved productivity, faster delivery times, and better control over the manufacturing processes, leading to increased customer satisfaction and higher profit margins. FactoryEye offers dozens of prebuilt connectors to a range of enterprise applications and MRP systems, such as SAP, JD Edwards, and Infor, as well as MES, CRM, and PLM systems.

FactoryEye collects real-time data from existing machinery, operational and organizational systems and transforms it into actionable intelligence for immediate results and continuous improvement in the manufacturing process and operational efficiency. The solution brings the benefits of Industry 4.0 connectivity to mid-sized manufacturers in several industry verticals, including automotive parts, food & beverage, medical devices, metal processing, packaging, plastics & rubber specialty manufacturing and more.

The addition of FactoryEye to Magic Software’s software portfolio allows Magic Software to provide to its new and existing manufacturing clients, with a comprehensive Industry 4.0 digital transformation solution and aligns with Magic Software strategy of enhancing its portfolio with enterprise grade technologies.

FactoryEye’s end-to-end solution incorporates several key features:

●	Powered by Magic Software plug and play IIoT Integration platform.

●	Incorporates advanced analytics and AI into decision support

●	Leverages investments and quick ROI by integrating existing systems

●	Centralized visibility across operations

●	Access to information necessary to quickly make smart decisions

●	Flexible, simplified and incremental digital transformation

●	Increased equipment productivity and operational efficiency

●	Improved machine uptime and reduced maintenance costs

●	Tools and technology to promote continuous improvement

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

Since its launch, Magic Software made a targeted effort to reach mid-sized manufacturers who are looking to improve the efficiency of their factories. Our goal is to position FactoryEye as a solution that offers more than mere factory floor visibility through IIoT connectivity, while remaining more cost effective and customizable than offerings from “Tier 1” companies. To that end, Magic Software has built a new website for FactoryEye, as well as blogs, whitepapers, e-books, public relations activities, exhibitions and events, round tables and on-line campaigns, all in the purpose of spreading the awareness of this new offering and benefits for mid-sized manufacturers.

FactoryEye brings the benefits of Industry 4.0 to mid-sized manufacturing companies, with an easy, affordable, and flexible approach that does not require changing existing systems and infrastructure. This Industry 4.0 solution captures vast amounts of production data, transforms it into actionable intelligence, and empowers workers, managers, and executives to make informed decisions in real-time.

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

Product Related Services

Professional Services. We offer fee-based consulting services in connection with installation assurance, application audits and performance enhancement, application migration and application prototyping and design. Consulting services are aimed at generating both additional revenues and ensuring successful implementation of Magic xpa, Appbuilder, Magic xpi, Magic’s Data Management and Analytics platform, SmartUX and FactoryEye projects through knowledge transfer. As part of management efforts to focus on license sales, our goal is to provide such activities as a complementary service to our customers and partners. We believe that the availability of effective consulting services is an important factor in achieving widespread market acceptance.

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

Technology is the single biggest driver of change in companies today. Despite the potential impacts of the Omicron variant, we expect an economic recovery with high expectations for increased technology investments. Gartner forecasts global IT spending in insurance will increase by 7.8% in 2023 to reach $207.7 billion in constant U.S. dollars. From 2021 to 2026, the spend is forecast to grow at a CAGR of 8.1%, driven by the growth in IT services and software at a CAGR of 9.7% and 12.4%, respectively.

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

We are a talent- and innovation-led organization with approximately 4,161 people as of December 31, 2022, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,409 experts, the majority of which are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Commit Group, Infinigy Solutions LLC., EnableIT LLC, Comblack Ltd. and Shavit Software (2009) Ltd. provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	(in thousands)
Software sales	$24,272	$30,934	$32,930
Maintenance and technical support	33,181	36,149	34,762
Consulting services	313,741	413,242	499,100
Total revenues	$371,194	$480,325	$566,792

	Year ended December 31,
	2020	2021	2022
	(in thousands)
United States	$177,882	$254,342	$308,485
Israel	149,094	180,462	205,258
Europe	26,947	30,085	39,247
Japan	12,643	11,443	10,121
Other	4,628	3,993	3,681
Total revenues	$371,194	$480,325	$566,792

Our Magic xpa, Magic xpi, Magic’s Data Management and Analytics platform, Magic SmartUX, Magic FactoryEye, and AppBuilder technologies are used by a wide variety of developers, integrators and solution providers, that can generally be divided into two sectors (i) those performing in-house development (corporate IT departments), and (ii) MSPs, including large system integrators and smaller independent developers, and VARs that use our technology to develop or provide solutions to their customers. MSPs who are packaged software publishers use our technology to write standard packaged software products that are sold to multiple customers, typically within a vertical industry sector or a horizontal business function.

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

Direct Sales. For Magic xpa and AppBuilder, our direct sales force pursues software solution providers and enterprise accounts. Our sales personnel carry out strategic sales with a direct approach to decision makers, managing a constantly monitored consultative type of sales cycle. Magic xpi, FactoryEye and Magic’s Data Management and Analytics platform are mostly sold through indirect channels and through our ecosystem business relationships, but we have some direct customers with integration needs.

As of December 31, 2022, we employed approximately 231 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

C. Organizational Structure

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries as of December 31, 2022:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Coretech Consulting Group, Inc. (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd (shares held by Complete Business Solutions Ltd)	Israel	100%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%
Roshtov Software Industries Ltd	Israel	80%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.) (shares held by F.T.S. - Formula Telecom Solutions Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	80.1%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%

Subsidiary Name	Country of Incorporation	Ownership Percentage
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	100%
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
PowWow Inc.	California	100%
BA Microwaves Ltd.	Israel	56.67%
Stockell Information Systems Inc.	Missouri	100%
Mobisoft Ltd.	Israel	73.75%
Magic Hands B.V.	Netherlands	100%
Knowledge & Solutions Software B.V.	Netherlands	100%
Aptonet, Inc.	Georgia	100%
Comm-IT USA, Inc.	Delaware	100%
Comblack Municipal Services Ltd.	Israel	70%
Shavit Human resource Ltd.	Israel	100%
Menarva Ltd.	Israel	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Appush Technologies Ltd (Formerly known as Vidstart Ltd)	Israel	80.1%
Appush Inc. (Shares held by Appush Technologies Ltd)	Delaware	100%
The Goodkind Group, LLC	New York	100%
Goodkind Hospitality, LLC	Delaware	100%
Intrabases SAS	France	100%

D. Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 32,404 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. In 2022, we paid $0.6 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2033, with two additional five (5) year options to extend our lease agreement for.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia; New York, New York and various locations in Israel. The aggregate annual cost for such facilities was $4.8 million during the year ended December 31, 2022.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 67 active wholly-owned subsidiaries in the United States, Israel, Europe, Asia and South Africa. Of such subsidiaries, 30 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 37 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprises worldwide to produce and integrate their business applications. Our application platforms, Magic xpa and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi and FactoryEye technologies for business integration to enterprises using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

Our consolidated financial statements for the year ended December 31, 2022 are our first consolidated financial statements prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2021, we have prepared our financial statements in accordance with U.S GAAP. Accordingly, we have prepared financial statements that comply with IFRS applicable as of December 31, 2022, together with the comparative period data for the year ended December 31, 2021. An explanation of the principal adjustments made in restating the U.S. GAAP financial statements, including the statement of financial position as of January 1, 2021 and the financial statements for the year ended December 31, 2021, is provided in note 24 to our consolidated financial statements included in Item 18 of this annual report.

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with IFRS.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than the U.S. dollar are converted into dollars in accordance with the the International Accounting Standard 21 (IAS 21) “The Effects of Changes in Foreign Exchange Rates.” The majority of our sales are made outside of Israel and a substantial part of them is in dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign exchange rate in effect at each balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date. Operational accounts have been translated using the average exchange rate prevailing during each year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

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

Dependence on a limited number of core product families and services

We derive a significant portion of our revenues from sales of application and integration platforms primarily under our Magic xpa, Magic xpi, FactoryEye, Magic SmartUX and AppBuilder brands and from related professional services, software maintenance and technical support as well as from packaged software solutions in several business verticals (mainly human recourses, cargo handling, patient medical records and billing), and from other IT professional services, which include IT consulting and outsourcing services. Our future growth depends heavily on our ability to effectively develop and sell new products developed by us or acquired from third parties as well as add new features to existing products. A decrease in revenues from our principal products and services would adversely affect our business, results of operations and financial condition.

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

Dependence on key customers

We depend on repeat product and professional services revenues from a certain base of existing customers. Our two largest customers accounted for 21.2% and 20.6% of our revenues in the years ended December 31, 2021 and 2022, respectively, and our five largest customers accounted for 27.5% and 26.4% of our revenues in the years ended December 31, 2021 and 2022, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a contract until December 31, 2027, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

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

The breakdown of our revenue mix for the twelve-month period of 2022 was approximately 18% related to our software solutions and 82% related to our professional services, compared to 20% related to our software and 80% related to our professional services in 2021 as a whole. The increase in the percentage of our professional services is due to the continued strong demand for our professional experts driving our professional services revenue stream and the addition of TGG acquired during the third quarter of 2022 to our professional services business segment contributing $10.1 million to our top line this year.

Despite the significant change in mix of our revenues between software solutions and professional services, the breakdown of our gross profit mix for the twelve-month period of 2022 remained stable as approximately 40% of our gross profit related to our software solutions and 60% related to our professional services in 2022 as a whole, compared to 44% related to our software and 56% related to our professional services in 2021 as a whole.

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

The following table sets forth for the periods indicated (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2018	2019	2020	2021	2022
New Israeli Shekel	8.1%	(7.8)%	(7.0)%	(3.3)%	13.2%
Euro	4.6%	2.0%	(8.5)%	8.4%	6.1%
Japanese Yen	(2.4)%	(1.2)%	(5.0)%	(11.7)%	(14.6)%
British Pound	5.6%	(3.1)%	(3.4)%	(1.1)%	12.2%
Israeli Consumer Price Index	0.8%	0.6%	(0.7)%	2.8%	5.3%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2021 and 2022.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2022
Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030
Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762
Depreciation, amortization and stock-based compensation expenses	10,321	9,102	372	19,795
Capitalized software development costs	(3,059)	-	-	(3,059)
EBITDA	$34,521	$49,074	$(5,097)	$78,498

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2021
Total revenues	$95,589	$384,736	$-	$480,325
Expenses	74,863	347,712	5,627	428,202
Operating income (loss)	$20,726	$37,024	$(5,627)	$52,123
Depreciation, amortization and stock-based compensation expenses	10,619	8,846	372	19,837
Capitalized software development costs	(3,193)	-	-	(3,193)
EBITDA	$28,152	$45,870	$(5,255)	$68,767

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2020	2021	2022
	(U.S. dollars in thousands)
Gross research and development costs	$12,091	$12,188	$13,149
Less capitalized software development costs	(3,302)	(3,193)	(3,059)
Research and development expenses, net	$8,789	$8,995	$10,090

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2021	2022
Revenues:
Software	6.5%	5.8%
Maintenance and technical support	7.5%	6.1%
Consulting services	86.0%	88.1%
Total revenues	100.0%	100.0%
Cost of revenues:
Software	2.5%	1.9%
Maintenance and technical support	0.9%	0.6%
Consulting services	68.9%	70.1%
Total cost of revenues	72.3%	72.6%
Gross profit	27.7%	27.4%
Operating costs and expenses:
Research and development, net	1.9%	1.8%
Selling and marketing,	7.9%	8.3%
General and administrative	6.5%	6.6%
Change in valuation of contingent consideration related to acquisitions	0.5%	(0.2)%
Total operating expenses, net	16.8%	16.5%
Operating income	10.9%	10.9%
Financial income (expenses), net	(0.8)%	(0.6)%
Increase in valuation of contingent consideration related to acquisitions	(0.6)%	(0.1)%
Income before taxes on income	9.5%	10.2%
Tax on income	(2.1)%	(2.0)%
Net income attributable to redeemable non-controlling interests	(0.7)%	(0.6)%
Net income attributable to non-controlling interests	(0.4)%	(0.4)%
Net income attributable to Magic’s shareholders	6.3%	7.2%

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Revenues. Revenues in 2022 increased by 18.0% from $480.3 million in 2021 to $566.8 million in 2022.

Revenues from the software services business segment increased by 4.0% from $95.6 million in 2021 to $99.4 million in 2022. This is primarily attributable to i) first time consolidation of our subsidiary Intrabases acquired on July 1st 2022 which contributed $1.4 million, ii) Increase of $0.9 million due to the inclusion of Menarva revenues, acquired in April 1, 2021, on a full year basis and iii) increase in sales of proprietary software licenses.

Revenues from the IT professional services business segment increased by 21.5% from $384.7 million in 2021 to $467.4 million in 2022, primarily attributable to i) increase of $3.7 million due to the inclusion of Enable IT revenues, acquired on April 1, 2021 respectively on a full year basis, ii) increase of $21.0 million due to the acquisition of Appush and TGG acquired on January 1, 2022 and August 15, 2022 respectively, with the remaining increase resulted primarily from increased demand for our IT software services across most of our business units.

The following table summarizes our revenues by geographical market for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(U.S. dollars in thousands)
United States	$254,342	$308,485
Israel	180,462	205,258
Europe	30,085	39,247
Japan	11,443	10,121
Other	3,993	3,681
Total revenues	$480,325	$566,792

Cost of Revenues. Cost of revenues increased by approximately 18.5% from $347.3 million in 2021 to $411.4 million in 2022.

Cost of revenues from the software services business segment increased by 0.2% from $37.6 million in 2021 to $37.7 million in 2022. As percentage of revenues, cost of revenues from the software services business segment decreased from approximately 39% in 2021 to approximately 38% in 2022. This is primarily due to the increase recorded in our sales of proprietary technology software licenses and proprietary packaged software solutions.

Cost of revenues from the IT professional services business segment increased by approximately 20.7% from $309.7 million in 2021 to $373.7 million in 2022. As percentage of revenues, cost of revenues from the IT professional services business segment remained stable at approximately 80% in 2022 and 2021. The increase in cost of revenues from the IT professional services business segment in absolute numbers is in line with the increase in revenues from the IT professional services business segment.

Gross Margin. Gross margin declined mildly by 0.3% from 27.7% in 2021 to 27.4% in 2022. The decrease in our gross margin is mainly attributable to the change of our revenue mix related to our software solutions compared to our professional.

Research and Development Expenses, Net. Gross research and development costs increase by 7.9% from 12.2 million in 2021 to $13.1 million in 2022. Net research and development costs increased by 12.2% from $9.0 million in 2021 to $10.1 million in 2022. In 2022, we capitalized $3.1 million of software development costs compared to $3.2 million in 2021. Net research and development costs as a percentage of revenues was 1.8% in 2022 compared to 1.9% in 2021. Gross (net) research and development costs as a percentage of revenues of our software services business segment remains constant at 13% (10%) between 2021 and 2022.

Selling and Marketing Expenses. Selling and marketing expenses increased by 22.8% from $38.1 million in 2021 to $46.9 million in 2022. Selling and marketing expenses as a percentage of revenues increased from 7.9% in 2021 to 8.3% in 2022. The increase in the sales and marketing expenses as a percentage of sales is due to the sales and marketing costs in our newly acquired entity, TGG.

General and Administrative Expenses. General and administrative expenses increased by 8.6% from $33.7 million in 2021 to $36.6 million in 2022. General and administrative expenses as a percentage of revenues declined from 7.0% in 2021 to 6.5% in 2022. The increase in expenses is attributable mainly to stock options issuance in one of our subsidiaries.

Financial Expenses, Net. We recorded net financial expenses of $3.7 million in 2021 and $3.6 million in 2022. The decrease is mainly attributed to $1.1 million increase in interest expenses with respect to loans from financial institutions offset by $1.2 million decrease in costs arising from revaluation of U.S dollar mainly versus the New Israeli Shekel and the Euro.

Taxes on Income. We recorded taxes on income of $10.3 million in 2021 compared to $11.1 million in 2022. The rest of the increase is in line with the increase in our taxable income.

Net Income Attributable to Our Shareholders. Our net income increased from $29.8 million in 2021 to $40.5 million in 2022, primarily attributable to an increase in our operation profit of $9.6 million.

Year Ended December 31, 2021 Compared with Year Ended December 31, 2020

Please see Item 5A of our Form 20-F for the Year ended December 31, 2021 filed on May 12, 2022 for this comparison.

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

On March 27, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which , the Company borrowed $20,000 for a four-year term (the “Bank Loan”). The Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) starting March 27, 2024. The Bank Loan bears interest at the rate SOFR + 3.38%.

The loan, which may be prepaid under certain circumstances, is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $150 million (one hundred million U.S. Dollars at all times;

c.	The ratio of our total financial debts less cash to total assets will not exceed 30%;

c.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

To date, we are in full compliance with the financial covenants of the loan.

As of December 31, 2022, we had $87.0 million in cash and cash equivalents, with net working capital of approximately $93.0 million and long term debts to banks and others of approximately $30.4 million compared to $94.8 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $116.0 million and long term debts to banks and others of approximately $20.2 million, as of December 31, 2021.

As of December 31, 2021, and 2022, our long-term and short-term debt amounted to $37.3 million and $51.1 million, respectively and our redeemable non-controlling interests as of December 31, 2021 and 2022 amounted to $29.3 million and $28.3 million, respectively.

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

We believe the overall credit quality of our portfolio is strong, with our cash equivalents and fixed income portfolio invested in securities with a weighted-average credit rating exceeding A. Our fixed income and publicly traded equity securities are classified as Level 2 investments, as measured under IFRS 13, “Fair Value Measurements,” as these vendors either provide a quoted market price in an active market or use observable inputs.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2021	2022
	(U.S. dollars in thousands)
Net income from operations	$35,339	$46,279
Adjustments to reconcile net income to net cash provided by operating activities	8,335	10,336
Net cash provided by operating activities	43,674	56,615
Net cash used in investing activities	(22,197)	(34,458)
Net cash used in financing activities	(21,266)	(18,276)
Effect of exchange rate changes on cash and cash equivalents	(248)	(8,909)
Decrease in cash and cash equivalents	$(38)	$(5,028)

Net cash provided by operating activities was $56.6 million for the year ended December 31, 2022, compared to $43.7 million for the years ended December 31, 2021.

Net cash provided by operations in 2022 consisted primarily of $46.3 million of net income adjusted for non-cash activities, including $19.8 million of depreciation and amortization expenses, $2.1 million of stock-based compensation expenses, a $1.9 million decrease in other long term and short term accounts receivable and prepaid expenses, a $0.1 million increase in trade payables, a $1.0 million decrease in accrued expenses and other accounts payable, payments in connection with contingent considerations arising from acquisitions in the amount of $3.9 million. and a $0. 5 million decrease in deferred revenues, offset by a $3.9 million change in deferred taxes, net and a $2.6 million increase in trade receivables.

Net cash provided by operations in 2021 consisted primarily of $35.3 million of net income adjusted for non-cash activities, including $19.8 million of depreciation and amortization expenses, $1.0 million of stock-based compensation expenses, a $0.3 million increase in other long term and short term accounts receivable and prepaid expenses, a $8.8 million increase in trade payables, a $5.4 million increase in accrued expenses and other accounts payable, payments in connection with contingent considerations arising from acquisitions in the amount of $ 0.6 million and a $4.1 million increase in deferred revenues, offset by a $3.1 million change in deferred taxes, net and a $27.5 million increase in trade receivables.

Net cash used in investing activities was approximately $34.5 million for the year ended December 31, 2022, compared to net cash used in investing activities of approximately $22.2 million for the year ended December 31, 2021.

Net cash used in investing activities in 2022 is primarily attributable to $21.7 million used in business combinations, $4.4 million used to purchase property and equipment and $3.1 million of capitalized software development costs, loan extended to related party in the amount of $2.3 million, as well as investment in short-term bank deposits which amounted to $1.7 million.

Net cash used in investing activities in 2021 is primarily attributable to $6.8 million used in business combinations, $1.4 million used to purchase property and equipment and $3.2 million of capitalized software development costs, as well as investment in short-term bank deposits which amounted to $5.3 million.

Net cash used in financing activities was approximately $18.3 million for the year ended December 31, 2022, primarily attributable to dividend distributions of $24.8 million, dividends paid to non-controlling interests of $4.2 million and repayment of short-term and long-term loans of $14.3 million, which were offset by proceeds from short-term and long-term loans received in the amount of $30.7 million.

Net cash used in financing activities was approximately $21.3 million for the year ended December 31, 2021, primarily attributable to dividend distributions of $21.8 million, dividends paid to non-controlling interests of $4.2 million and repayment of short-term and long-term loans of $14.5 million, which were offset by proceeds from short-term and long-term loans received in the amount of $25.6 million.

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

General

Our consolidated financial statements appearing in this annual report have been prepared in U.S. dollars and in accordance with IFRS.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in currencies other than the U.S. dollar are converted into dollars in accordance with the International Accounting Standard 21 (IAS 21) “The Effects of Changes in Foreign Exchange Rates.” The majority of our sales are made outside of Israel and a substantial part of them is in dollars. In addition, a substantial portion of our costs is incurred in dollars. Since the dollar is the primary currency of the economic environment in which we and certain of our subsidiaries operate, the dollar is our functional and reporting currency and accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into dollars using the foreign exchange rate in effect at each balance sheet date. Operational accounts and non-monetary balance sheet accounts are measured and recorded at the exchange rate in effect at the date of the transaction. For certain foreign subsidiaries whose functional currency is other than the U.S. dollar, all balance sheet accounts have been translated using the exchange rates in effect at each balance sheet date. Operational accounts have been translated using the average exchange rate prevailing during each year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income (loss) in equity.

C. Research and Development

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2020, 2021 and 2022, we invested $12.1 million, $12.2 million and $13.2 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, Russia and Japan.

As of December 31, 2022, we employed 257 employees in research and development activities, of which 90 persons were located in Israel, 141 persons in India, 20 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

E. Critical Accounting Policies and Estimations

Critical Accounting Policies and Estimations

We have identified the policies below as critical to the understanding of our financial statements. The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions in certain circumstances that affect the amounts reported in the accompanying financial statements and the related footnotes. Actual results may differ from these estimates. To facilitate the understanding of our business activities, certain of our accounting policies that we believe are the most important to the portrayal of our financial condition and results of operations and that require management’s subjective judgments are described below. We base our judgments on our experience and various assumptions that we believe are reasonable.

Revenue Recognition

We implement the provisions of IFRS 15, Revenue from Contracts with Customers. See Note 20 to our financial statements included in this annual report for further disclosures required under IFRS 15.

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

Under IFRS 15, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. We recognize our revenues from software sales at a point in time upon delivery of a software license. The software license is considered a distinct performance obligation, as the customer can benefit from the software on its own. Revenues from contracts that involve significant customization to customer-specific specifications are performance obligations that we generally account for as performance obligations satisfied over time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to us. We recognize revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract. During the years ended December 31, 2021 and 2022, no material estimated losses were identified. In addition, we provide professional services that do not involve significant customization to customer-specific specifications. For contracts that do not involve significant customization to customer-specific specifications (typically staffing or consulting services) revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

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

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. When sales commissions are considered incremental costs of obtaining a contract with a customer they are deferred and amortized on a systematic basis that is consistent with the transfer to the customer of the performance obligations to which the asset relates. We generally expense sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the year ended December 31, 2022, no costs have been capitalized.

We do not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

Research and development costs

Research and development costs incurred in the process of software development before establishment of technological feasibility are charged to expenses as incurred. Costs incurred subsequent to the establishment of technological feasibility are capitalized according to the principles set forth in IAS 38, “Intangible Assets.”

We establish technological feasibility upon completion of a detailed program design or working model.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

IAS 38 requires that a product be amortized when the product is available for general release to customers. We consider a product to be available for general release to customers when we complete the internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers from our download area. Once a product is considered available for general release to customers, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

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

During the years ended December 31, 2021 and 2022, no such unrecoverable amounts were identified.

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

Business Combinations

We account for business combinations under IFRS 3 “Business Combinations,” which requires that we allocate the purchase price of acquired businesses to assets acquired, liabilities assumed, non-controlling interest and redeemable non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. We expense any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies as they are incurred. In addition, changes in valuation allowance related to acquired deferred tax assets and in acquired income tax position are to be recognized in earnings. We engage third-party appraisal firms to assist management in determining the fair values of certain assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

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

During the years ended December 31, 2021 and 2022 we recorded $5.3 million and $0.7 million, with respect to changes in the fair value of contingent consideration liability, respectively.

Goodwill

We review goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

The goodwill is attributed to each of our two reportable segments, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

As of December 31, 2022, we performed an assessment for goodwill impairment, and concluded that the fair value of the goodwill exceeds the carrying amount.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods.

Impairment of long-lived assets, right of use assets and intangible assets subject to amortization

We review our long-lived assets to be held or used, including right of use assets and intangible assets that are subject to amortization long-lived assets for impairment in accordance with IAS 16, “Property, Plant and Equipment,” or IAS 16, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets.

As required by IFRS 13, “Fair Value Measurements”, we apply assumptions, judgments and estimates that marketplace participants would consider in determining the fair value of long-lived assets (or asset groups).

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

During the years ended December 31, 2021 and 2022, no impairment indicators were identified.

Stock-based Compensation

We account for stock-based compensation in accordance with IFRS 2 “Share-based Payment,” or IFRS 2 which requires registrants to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in our consolidated statement of income. We recognize compensation expenses for the value of our awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards, net of estimated forfeitures. To measure and recognize compensation expense for share-based awards we use the Binomial option-pricing model. The Binomial model for option pricing requires a number of assumptions such as volatility, dividend yield rate, and risk-free interest rate and also allows for the use of dynamic assumptions and considers the contractual term of the option, the probability that the option will be exercised prior to the end of its contractual life, and the probability of termination or retirement of the option holder in computing the value of the option.

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

During the years ended December 31, 2021 and 2022, we recognized stock-based compensation expenses related to employee stock options of $1.0 million, and $2.1 million, respectively.

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

When the Company grants to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to the Company any benefits incidental to ownership of the equity instrument (i.e. the Company does not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity of the Company, under “Additional paid-in capital”,, in accordance with the requirements of IFRS 10 “Consolidated Financial Statements” and IAS 32, “Financial Instruments.”

Fair Value Measurements

We account for certain assets and liabilities at fair value under IFRS 13. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, IFRS 13 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Significant other observable inputs based on market data obtained from sources independent of the reporting entity.

Level 3 - Unobservable inputs which are supported by little or no market activity (for example cash flow modeling inputs based on assumptions).

Assets and liabilities measured at fair value on a recurring basis are comprised of marketable securities, foreign currency forward contracts and contingent consideration of acquisitions (See Note 6 to the consolidated financial statements).

The carrying amounts reported in the balance sheet for cash and cash equivalents, short term bank deposits, trade receivables, other accounts receivable, short-term bank credit, trade payables and other accounts payable approximate their fair values due to the short-term maturities of such instruments.

Income Tax

We account for income taxes in accordance with IAS 12, “Income Taxes,” or IAS 12. IAS 12prescribes the use of the “asset and liability” method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. We provide a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value. Deferred tax assets and liabilities are classified as non-current.

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

The amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $28.9 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

Recently Issued Accounting Standards

For a description of recently issued and recently adopted accounting standards, see Note 2 to our consolidated financial statements appearing elsewhere in this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	55	Chief Executive Officer and Director
Sagi Schliesser (1)	51	External Director
Ron Ettlinger (1)	56	External Director
Naamit Salomon	58	Director
Avi Zakay (1)	44	Director
Asaf Berenstin	45	Chief Financial Officer
Arik Kilman	70	Chairman, Software Solutions division
Yakov Tsaroya	53	Chief Executive Officer of Coretech Consulting Services and Fusion Solutions
Yael Ilan	54	Chief Executive Officer of Complete Business Solutions
Arik Faingold	46	President, Integration Solutions division
Yuval Baruch	56	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	71	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	54	Vice President Technology and innovation of Software Solutions division

(1)	Member of our Audit and Compensation Committees

Messr. Guy Bernstein, Avi Zakay and Ms. Naamit Salomon were re-elected as directors at our 2022 annual general meeting of shareholders to serve as directors until our 2023 annual general meeting of shareholders.

Messrs. Sagi Schliesser and Ron Ettlinger are serving as external directors pursuant to the provisions of the Israeli Companies Law for their second three-year terms.

Messrs. Guy Bernstein and Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the Commit Group and the two brothers are the owners of the 13.6% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

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

Ron Ettlinger has served as an external director of our company since December 2014 and is a member of our audit committee. Mr. Ettlinger is the founder and has been the chief executive officer of “Nippon Europe Israel Ltd.,” a leading provider of car multimedia advanced systems, since October 2000. Prior to that, Mr. Ettlinger was the owner and general manager of Universal Ltd., a car service. Mr. Ettlinger is the founder and since July 2014 has served as chief executive officer of Nippon Lights Ltd., a leading provider of LED lights and panels. Mr. Ettlinger holds a B.A. degree in Business, with a major in finance and marketing from Tel-Aviv College of Management.

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

Avi Zakay has served as director of our company since February 2018. Mr. Zakay has been the sales manager of the Volkswagen dealership and showroom in Rishon Letzion (Champion Motors) since 2014. In 2013, he served as the sales manager of the showroom of Mitsubishi Motors in Netanya, and from 2007 to 2013, he served as a sales manager of BMW and Mercedes-Benz in Tel Aviv. Mr. Zakay holds a B.A. degree in Business Administration and studied for an M.B.A. degree, both from College of Management in Tel-Aviv.

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

B. Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2022.

	Salaries, fees, commissions and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (12 persons)	$5,900,000	$178,000

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2022. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2022.

2022 Summary Compensation Table

Name and Position	Salary	Bonus(1)	Equity Based Compensation(2)	All Other Compensation(3)	Total
Yakov Tsaroya, President, Coretech Consulting Group LLC	$400,000	$1,372,000	$-	$45,000	$1,817,000
Arik Faingold, President, Integration Solutions Division	$433,000	$189,000	$796,000	$-	$1,418,000
Eli Schwartz, Chief Executive Officer of Comblack I.T. Ltd.	411,000	$235,000	$-	$-	$646,000
Arik Kilman, Chairman, Software Group	$-	$581,000	$-	$-	$581,000
Asaf Berenstin, Chief Financial Officer	$228,000	$250,000	$-	$70,000	$548,000

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2022, we paid to each of our outside and independent directors an annual fee of $21,467 and a per-meeting attendance fee of $800. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock-based compensation costs in accordance with IFRS 2.

As of April 1, 2023, our directors and executive officers as a group, then consisting of 12 persons, held 190,725 Ordinary Shares and options to purchase an aggregate of 20,000 ordinary shares, at exercise prices of $0 per share. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

During the year ended December 31, 2022, we sold approximately $6.9 million of services to affiliated companies of Formula Systems. In 2022, we also purchased from those affiliated companies approximately $3.1 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

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

Our latest amended compensation policy was adopted on February 25, 2022.

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

Board Diversity Matrix (as of March 31, 2023)

Board Diversity Matrix for Magic Software Enterprises Ltd. (As of 12/31/2022)
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Israel	$1,184	$1,268	$1,415
Asia	204	190	216
North America	1,513	1,709	1,965
South Africa	12	12	8
Europe	126	498	557
Total	$3,039	$3,677	$4,161

The following table presents the number of our employees categorized by activity as of December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
Technical support and consulting	$2,506	$3,137	$3,513
Research and development	233	228	257
Marketing and sales	161	166	231
Operations and administrations	139	146	160
Total	$3,039	$3,677	$4,161

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of April 1, 2023 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	--	--
Yakov Tsaroya	2,500	*
Yuval Lavi	--	--
Yael Ilan	--	--
Hanan Shahaf	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,093,055 Ordinary Shares issued and outstanding as of April 1, 2023.

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2022, an aggregate of 952,500 Ordinary Shares are available for future grants under the Plan.

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

During 2022, options to purchase an aggregate of 20,000 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $0 per share, and 20,000 options were forfeited. Moreover, 26,250 options to purchase Ordinary Shares remained outstanding. As of December 31, 2022, our executive officers and directors as a group, consisting of 13 persons, held 190,725 Ordinary Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 1, 2023, Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, held 22,710,106 or 46.26% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which held as of April 1, 2023 approximately 25.82% of the Ordinary Shares of Formula Systems. Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of December 31, 2022 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,710,106	46.30%
Harel Insurance (4)	4,627,166	9.40%
Clal Insurance Enterprises Holdings Ltd. (5)	3,420,060	7.00%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,093,055 Ordinary Shares issued and outstanding as of December 31, 2022.

(3)	As of April 1, 2023, Asseco owns 25.82% of the outstanding shares of Formula. As such, Asseco may be deemed to be the beneficial owner of the aggregate 22,710,106 Ordinary Shares held directly by Formula Systems. The address of Asseco is 35-322 Rzeszow, ul. Olchowa 14, Poland.

(4)	Based on a Schedule 13G amendment filed on January 17, 2023, Harel Insurance Investments & Financial Services Ltd., an Israeli public company, with a principal business address at Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel (or “Harel”).

(5)	Based on a Schedule 13G amendment filed on February 17, 2023, by Clal Insurance Enterprises Holdings Ltd. (or “Clal”). Clal is an Israeli public company, with a principal business address at 36 Raul Wallenberg St., Tel Aviv 66180, Israel.

Significant Changes in the Ownership of Major Shareholders

Formula filed a Schedule 13D amendment on May 23, 2022 reflecting that it had purchased an aggregate of 629,638 Ordinary Shares in open market transactions, for an aggregate purchase price of $8,978,481, as a result of which Formula’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.3% to 46.3%.

Based on a Schedule 13G amendment filed on , on January 23, 2020, Harel Insurance Investments & Financial Services Ltd. held 3,622,378or 7.4% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 27, 2021, reflected ownership of 4,835,262, or 9.86% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 31, 2022, reflected ownership of 4,595,281, or 9.37% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 17, 2023, reflected ownership of 4,627,166, or 9.4% of our Ordinary Shares.

Clal filed a Schedule 13G/A filed with the SEC on February 10, 2020, reflected an ownership of 4,144,717, or 8.5% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 16, 2021, reflected an ownership of 3,765,068, or 7.68% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 10, 2022, reflected an ownership of 3,681,659, or 7.51% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 13, 2023, reflected a decrease in ownership to 3,420,060, or 7% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 10, 2023, there were 48 record holders, of which 37 record holders holding approximately 96.6% of our Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2022.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the ticker symbol “MGIC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the NASDAQ Global Select Market (symbol: MGIC)Our Ordinary Shares have also traded on the TASE, and are included in the TASE’s TA-125 Index.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2022 the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Non-Israeli Resident Shareholders

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if such assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company; or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise. As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (23% in 2018 and thereafter) if generated by a company, or at the rate of 25% if generated by an individual, or 30%, if generated by an individual who is a “substantial shareholder” (as defined under the Tax Ordinance), at the time of sale or at any time during the preceding 12-month period (or if the shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares). A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include, among others, the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, regardless of the source of such right. Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 47% for an individual in 2018 and thereafter (excluding excess tax as discussed below)) unless contrary provisions in a relevant tax treaty apply.

Notwithstanding the foregoing, shareholders who are non-Israeli residents (individuals and corporations) generally should be exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel, provided, among other things, that (i) such gains are not generated through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985. However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of more than 25% in such non-Israeli corporation, or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. Such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

In some instances where our shareholders may be liable for Israeli tax on the sale of their Common Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the ITA to confirm their status as non-Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 663,240 for 2022 (approximately $0.2 million) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

For purposes of this summary the term “U.S. Holder” means a person that is eligible for the benefits of the Treaty and is a beneficial owner of Ordinary Shares who is, for U.S. federal income tax purposes:

●	an individual who is a citizen or a resident of the United States;

●	a corporation or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust resident in the United States, to the extent such trust’s income is subject to US tax as the income of a resident.

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

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion of the PFIC rules below, if you sell or otherwise dispose of our Ordinary Shares (other than with respect to certain non-recognition transactions), you will generally recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in our Ordinary Shares, in each case determined in U.S. dollars. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if you have held the Ordinary Shares for more than one year at the time of the sale or other disposition. Long-term capital gain realized by a non-corporate U.S. Holder, who does not have a tax home outside of the United States, is generally eligible for a preferential tax rate (currently at a maximum of 20%). In general, any gain that you recognize on the sale or other disposition of Ordinary Shares will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2022 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

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

Cash Investments and Interest Rate Risk

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

As of December 31, 2022, we had approximately $87.0 million in cash and cash equivalents and short term bank deposits. Our marketable securities include investments in commercial bonds. The performance of the capital markets affects the values of the funds we hold in marketable securities. These assets are subject to market fluctuations. In such case, the fair value of our investments may decline. We periodically monitor our investments for adverse material holdings related to the underlying financial solvency of the issuers of the marketable securities in our portfolio.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2022 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $2.9 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2022 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.4 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2022 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.1 million, $0.3 million and $0.1 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2022 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.9 million, $0.2 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2022, we had no trading securities that are classified as available for sale.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2022. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2022, we did not have adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, we could not monitor and oversee the completion of our assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

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

Based on that evaluation, as of December 31, 2022, management has identified that it did not have adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, the Company could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

Notwithstanding the conclusion by our Chief Executive Officer and our Chief Financial Officer that our disclosure controls and procedures as of December 31, 2022 were not effective, and notwithstanding the material weaknesses in our internal control over financial reporting described above, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows as of December 31, 2022 and 2021, and for the years ended on such dates, in conformity with IFRS.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Appush Ltd., Intrabases SAS and The GoodKind Group LLC, that were acquired during 2022 and included in our 2022 consolidated financial statements and constituted 3% and 3% of total and net assets, respectively as of December 31, 2022 and 4% and 7% of revenues and net income, respectively, for the year then ended.

Remediation Plan for the Material Weakness

Management is committed to the remediation of the material weakness described above, as well as the continued improvement of the Company’s internal control over financial reporting. Management has implemented and continues to implement measures designed to ensure that control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented and operating effectively.

As of the date of this Annual Report on Form 20-F, management is re-assessing the design of controls and modifying processes designed to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weaknesses, including but not limited to, (a) hiring additional personnel with appropriate skillsets, (b) developing an execution plan and resourcing to test controls and to complete remediation (c) actively monitoring corrective actions and providing status reporting to management on the progress.

Management will continue to evaluate and improve the internal controls over financial reporting and take additional measures to address control deficiencies. Management will test and evaluate the implementation of internal controls and revised processes to ascertain whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

Management believe that once these actions have been completed, it will remediate the material weakness. The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that controls are operating effectively.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay& Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2022 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2022 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a code of ethics that applies to any chief executive officer and all senior financial officers of our company, including the chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is available on our website. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

The following table sets forth, for each of the years indicated, the fees billed by our principal independent registered public accounting firm. All of such fees were pre-approved by our Audit Committee.

	Year Ended December 31,
Services Rendered	2021	2022
Audit (1)	$376,000	$741,000
Tax and other (2)	$92,000	$108,000
Total	$468,000	$849,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

Item 16J. Insider trading policies

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

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of

Magic Software Enterprises Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Magic Software Enterprises Ltd. (the Company) as of January 1, 2021, December 31, 2021 and December 31, 2022, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows and for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2021, December 31, 2021 and December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets of constituting 1%, 1% and 1% at January 1, 2021, December 31, 2021 and December 31, 2022, respectively, and total revenues constituting 2% in 2022 and 2% in 2021, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 11, 2023 expressed an adverse opinion thereon.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of audit evidence over revenue

Description of the Matter

As discussed in Note 2 and 20 to the consolidated financial statements, the Company had $ 566,792 thousands in revenue for the year ended December 31, 2022. The Company’s revenue includes multiple revenue streams throughout various consolidated legal entities.

We identified the evaluation of audit evidence over certain revenue streams, as a critical audit matter. The number of revenue streams over various legal entities required a high-degree of auditor judgment and extensive audit effort to evaluate the scope and the sufficiency of data used as audit evidence over revenue. Subjective auditor judgment was required to evaluate that sufficient data was captured and aggregated throughout these various entities.

How We Addressed the Matter in Our Audit	The primary procedures we performed to address this critical audit matter included the following: We applied auditor judgment to determine scope, nature and extent of procedures to be performed over revenue. We assessed the recorded revenue by selecting a sample of transactions in various legal entities and comparing the amounts recognized for consistency with underlying documentation, such as, contracts with customers and cash received. Finally, we evaluated the overall sufficiency of audit evidence obtained over revenue by assessing the results of procedures performed and the appropriateness of the related disclosures in the consolidated financial statements.

/s/Kost Forer Gabbay and Kasierer

KOST FORER GABBAY & KASIERER

A member of Ernst & Young Global

We have served as the Company’s auditor since 1984.

Tel-Aviv, Israel

May 11, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, based on our audit and the report of other auditors, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Magic Software Enterprises Ltd. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Appush Ltd. (formerly known as Vidstart Ltd.), The Goodkind Group, LLC and Intrabases SAS, which are included in the 2022 consolidated financial statements of the Company and constituted 3.1% and 2.6% of total and net assets, respectively as of December 31, 2022 and 4% and 7.4% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of Appush Ltd. (formerly known as Vidstart Ltd.), The Goodkind Group, LLC and Intrabases SAS.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified the following material weakness in internal controls:

The Company did not have adequate trained resources to retain sufficient and precise documentation as evidence for performing business processes controls (including automated and IT-dependent manual), management review controls, and evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, the Company could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of January 1, 2021, December 31, 2021 and December 31, 2022, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2022 consolidated financial statements, and this report does not affect our report dated May 11, 2023, which expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/Kost Forer Gabbay and Kasierer

KOST FORER GABBAY & KASIERER

A member of Ernst & Young Global

Tel-Aviv, Israel

May 11, 2023

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		January, 1	December 31,
	Note	2021	2021	2022
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$88,127	$88,090	$83,062
Short-term bank deposits		289	5,586	3,904
Trade receivables (net of allowance for credit losses of $3,967, $5,071 and $5,416 at January 1, 2021, December 31, 2021 and 2022, respectively)	20	91,986	116,975	118,126
Unbilled receivables and contract assets	20	19,073	25,096	30,354
Other accounts receivable and prepaid expenses	5	11,751	11,027	13,652
Total current assets		211,226	246,774	249,098

LONG-TERM ASSETS:
Deferred tax assets	19	6,235	7,993	3,618
Right-of-use assets	14	23,363	23,280	27,536
Other long-term receivables		5,507	5,165	5,795
Property, plants, and equipment, net	7	5,988	5,872	8,338
Intangible assets, net	8	53,404	51,390	52,057
Goodwill	9	135,682	146,803	158,699
Total long-term assets		230,179	240,503	256,043

Total assets		$441,405	$487,277	$505,141

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands (except share and per share data)

		January, 1	December 31,
	Note	2021	2021	2022
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debt	10	$11,598	$17,108	$20,755
Trade payables		14,250	24,711	27,598
Accrued expenses and other accounts payable	11	41,777	45,091	46,842
Current maturities of lease liabilities	14	3,792	3,267	4,591
Put options of non-controlling interests		14,611	23,197	27,172
Liability in respect of business combinations	6	4,998	6,635	19,287
Deferred revenues and customer advances		8,793	10,771	9,808

Total current liabilities		99,819	130,780	156,053

LONG-TERM LIABILITIES:
Long-term debt	12	13,352	20,155	30,412
Long-term lease liabilities	14	21,230	21,907	24,282
Liability in respect of business combinations	6	10,926	13,892	5,376
Deferred tax liabilities	19	17,484	17,945	10,686
Put options of non-controlling interests		9,315	6,137	1,120
Accrued severance pay, net		872	905	901

Total long-term liabilities		73,179	80,941	72,777

COMMITMENTS AND CONTINGENCIES

EQUITY
MAGIC SOFTWARE ENTERPRISES LTD shareholders’ equity:
Share capital:
Ordinary shares of NIS 0.1 par value - Authorized: 50,000,000 shares at January 1, 2021, December 31, 2021 and 2022; Issued and Outstanding: 49,035,055, 49,073,055 and 49,093,055 shares at January 1, December 31, 2021 and 2022, respectively		1,164	1,165	1,166
Additional paid-in capital		188,415	184,047	182,031
Accumulated other comprehensive income (loss)		7,437	9,264	(6,559)
Retained earnings		62,673	70,660	86,289

Total equity attributable to Magic Software Enterprises shareholders		259,689	265,136	262,927
Non-controlling interests		8,718	10,420	13,384

Total equity		268,407	275,556	276,311

Total liabilities and equity		$441,405	$487,277	$505,141

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2022

Revenues:
Software services	20	$30,934	$32,930
Maintenance and technical support	20	36,149	34,762
Consulting services	20	413,242	499,100

Total revenues		480,325	566,792

Cost of revenues:
Software services		12,182	10,701
Maintenance and technical support		4,144	3,494
Consulting services		331,005	397,242

Total cost of revenues		347,331	411,437

Gross profit		132,994	155,355

Research and development expenses, net	21a	8,995	10,090
Selling and marketing expenses	21b	38,147	46,857
General and administrative expenses	21c	31,222	37,552
Change in valuation of contingent consideration related to acquisitions	6	2,507	(906)

Operating income		52,123	61,762

Financial expenses	21b	(3,802)	(4,993)
Financial income	21b	113	1,392
Increase in valuation of consideration related to acquisitions)	6	(2,817)	(744)

Income before taxes on income		45,617	57,417

Taxes on income	19	10,278	11,138

Net income		$35,339	$46,279

Attributable to:
Equity holders of the Company		29,767	40,470
Non-controlling interests		5,572	5,809

		$35,339	$46,279

Net earnings per share attributable to equity holders of The Company

Basic and diluted earnings per share	21d	$0.61	$0.82

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2022

Net income	$35,339	$46,279

Other comprehensive income (loss) net of tax effect:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	2,750	(19,099)

Total other comprehensive income (loss), net of tax	2,750	(19,099)

Total Comprehensive income	38,089	27,180

Total comprehensive income attributable to:
Equity holders of the Company	31,594	24,647
Non-controlling interests	6,495	2,533

	$38,089	$27,180

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share Capital		Additional paid-in	Retained	Accumulated other Comprehensive	Non- controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity
Balance as of January 1, 2022	49,073,055	$1,165	$184,047	$70,660	$9,264	$10,420	$275,556

Net income	-	-	-	40,470	-	5,809	46,279

Other comprehensive loss	-	-	-	-	(15,823)	(3,276)	(19,099)

Total comprehensive loss	-	-	-	40,470	(15,823)	2,533	27,180

Exercise of options	20,000	1	-	-	-	-	1
Dividend to Magic’s shareholders	-	-	-	(24,841)	-	-	(24,841)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(4,170)	(4,170)
Cost of share-based payment	-	-	(56)	-	-	2,135	2,079
Acquisition of redeemable non-controlling interests	-	-	(721)	-	-	(133)	(854)
Settlement of put options over non-controlling interest	-	-	(1,239)	-	-	2,599	1,360

Balance as of December 31, 2022	49,093,055	$1,166	$182,031	$86,289	$(6,559)	$13,384	$276,311

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Share Capital		Additional paid-in	Retained	Accumulated other Comprehensive	Non- controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity
Balance as of January 1, 2021	49,035,055	$1,164	$188,415	$62,673	$7,437	$8,718	$268,407

Net income	-	-	-	29,767	-	5,572	35,339

Other comprehensive income	-	-	-	-	1,827	923	2,750

Total comprehensive income	-	-	-	29,767	1,827	6,495	38,089

Exercise of options	38,000	1	40	-	-	-	41
Dividend to Magic’s shareholders	-	-	-	(21,780)	-	-	(21,780)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(4,233)	(4,233)
Cost of share-based payment	-	-	956	-	-	-	956
Acquisition of subsidiaries	-	-		-	-	719	719
Settlement of put options over non-controlling interest	-	-	(5,364)	-	-	(1,279)	(6,643)

Balance as of December 31, 2021	49,073,055	$1,165	$184,047	$70,660	$9,264	$10,420	$275,556

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2022
Cash flows from operating activities:

Net income	$35,339	$46,279
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,837	19,795
Cost of share-based payment	956	2,079
Changes in value of short-term and long-term loans from banks and others and deposits, net	71	(1,686)
Changes in deferred taxes, net	(3,080)	(3,904)
Payments of deferred and contingent consideration related to acquisitions	(556)	(3,919)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	-	3,747
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	96	76

Working capital adjustments:
Trade receivables	(27,539)	(2,569)
Accrued expenses and other accounts payable	5,415	(975)
Other current and long-term accounts receivable	263	(1,934)
Trade payables	8,792	139
Deferred revenues	4,080	(513)

Net cash provided by operating activities	$43,674	$56,615

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2022
Cash flows from investing activities:
Payments for business acquisitions, net of cash acquired (Appendix A)	$(6,833)	$(21,670)
Loan extended to related party	-	(2,250)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(5,342)	(4,870)
Purchase of intangible assets	-	(219)
Purchase of property and equipment	(1,439)	(4,381)
Redemption of marketable securities	-	309
Change in short-term deposits	(5,390)	1,682
Capitalization of software development	(3,193)	(3,059)

Net cash used in investing activities	(22,197)	(34,458)

Cash flows from financing activities:

Exercise of employees’ stock options	41	1
Dividend paid to non-controlling interests	(4,233)	(4,170)
Dividend to Magic’s shareholders	(21,780)	(24,841)
Repayment of long-term loans from banks and others	(14,467)	(14,323)
Receipt of long-term loans from banks and others	25,558	30,703
Repayment of lease liabilities	(5,874)	(4,792)
Cash paid due to exercise of put option by non-controlling interests	(511)	(854)

Net cash used in financing activities	(21,266)	(18,276)

Effect of exchange rate changes on cash and cash equivalents	(249)	(8,909)

Decrease in cash and cash equivalents	(38)	(5,028)
Cash and cash equivalents at beginning of year	88,127	88,090

Cash and cash equivalents at end of year	$88,090	$83,062

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2021	2022
Appendix A
Cash paid in conjunction with acquisitions, net of acquired cash:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Net assets, excluding acquired cash	$506	$(1,168)
Intangible assets, net of deferred taxes	(4,817)	(13,552)
Goodwill	(8,544)	(22,370)
Deferred and contingent liabilities assumed in current year business combinations	5,303	15,420
Non-controlling interests	719	-

	$(6,833)	$(21,670)
Appendix B
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$2,801	$6,349
Appendix C
Supplemental disclosure of cash flow activities:

Cash paid (received), net during the year for:

Income taxes	$13,050	$14,457

Interest	$1,264	$1,306

The accompanying notes form an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

MAGIC SOFTWARE ENTERPRISES LTD., an Israeli company (“the Company” or “the Company”), is a global provider of: (i) proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) selected packaged vertical software solutions; and (iii) a vendor of software services and IT outsourcing software services.

Magic Technology enables enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Company also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services (see Note 22 for further details).

The Company’s principal markets are the United States, Israel, Europe and Japan (see Note 22).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix to the consolidated financial statements.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial statements for the year ended December 31, 2021 were the Company’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS was January 1, 2021. For all periods up to and including the year ended December 31, 2021, the Company prepared its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Accordingly, the Company’s first consolidated financial statements that comply with IFRS are applicable as of December 31, 2022, together with the comparative period data for the year ended December 31, 2021 (See also Note 22 to our consolidated financial statements).

Measurement basis:

The Company’s consolidated financial statements are prepared on a cost basis, except for financial assets measured at fair value through other comprehensive income (“OCI”), employee benefit assets and liabilities, and financial assets and liabilities which are presented at fair value through profit or loss. (See Note 6).

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such judgments, estimates and assumptions are related, but not limited to liabilities in respect of business combinations, goodwill and intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization as well as amortization periods, classification of leases as well as the determination of the lease term and the incremental borrowing rate, income tax uncertainties, deferred taxes, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion, identification of performance obligations and the determination of the transaction price as well as the standalone selling prices, and evaluating expected credit losses (“ECL”). The Company’s management believes that the estimates, judgments, and assumptions used, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3)	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Company and of the subsidiaries are prepared for the same reporting period and using consistent accounting treatment of similar transactions and economic activities. Significant intragroup balances and transactions and gains or losses resulting from intragroup transactions are eliminated in full in the consolidated financial statements.

4)	Non-controlling interests

Non-controlling interests in subsidiaries, represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less / plus the consideration paid or received.

5)	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are carried to the statement of profit or loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

A put option granted by the Group to non-controlling interests is accounted for using the expected purchase approach under the presumption that the put option will be exercised, and therefore the parent effectively holds an interest in the subsidiary’s shares as if the put option had been exercised. A put option granted by the Group to non-controlling interests for which the consideration to be paid in cash or other financial asset is recognized as a liability in the amount of the present value of the option’s exercise price.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

6)	Functional currency, presentation currency and foreign currency:

i.	Functional currency and presentation currency:

The presentation currency of these financial statements is the U.S dollars (the “dollar”), since the Company believes that financial statements in U.S dollars provide more relevant information to its investors and users of the financial statements. Also, the dollar is the currency of the primary economic environment in which the Company and certain subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar.

Assets, including fair value adjustments upon acquisition, and liabilities of an investee which is a foreign operation, are translated at the closing rate at each reporting date. Profit or loss items are translated at average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in the foreign operation and, accordingly, the exchange rate differences from these loans (net of the tax effect) are recorded in other comprehensive income (loss).

ii.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currency and measured at fair value are translated into the functional currency using the exchange rate prevailing at the date when the fair value was determined.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

7)	Cash equivalents:

Cash equivalents are considered short-term highly liquid investments, that are readily convertible to cash with original maturities of three months or less, at acquisition. Cash and cash equivalents include amounts held primarily in NIS, dollar, Euro, Japanese Yen and British Pound.

8)	Short-term bank deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented at a cost (including accrued interest) which approximates their fair value. Restricted deposits include deposits used to secure certain subsidiaries’ ongoing projects, as well as security deposits with respect to leases, and are classified under other short-term and long-term receivables.

As of January 1, 2021, December 31, 2021 and 2022, the Company’s bank deposits are mainly denominated in U.S. dollars and bear yearly interest rates of mainly 0.27%, 0.27% and 3.54%, respectively.

9)	Revenue recognition:

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under IFRS 15, an entity recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time. When the Company enters into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources. Revenue from long term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss for the entire contract.

In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications (typically staffing or consulting services). The revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services that were provided to the customer, in accordance with the terms of the contracts.

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

When another party is involved in providing goods or services to the customer, the Company examines whether the nature of its promise is a performance obligation to provide the defined goods or services itself, which means the Company is a principal and therefore recognizes revenue in the gross amount of the consideration, or to arrange that another party provide the goods or services which means the Company is an agent and therefore recognizes revenue in the amount of the net commission.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company is a principal when it controls the promised goods or services before their transfer to the customer. Indicators that the Company controls the goods or services before their transfer to the customer include, inter alia, as follows: the Company is responsible for fulfilling the promises in the contract; the Company has inventory risk before the goods or services are transferred to the customer; and the Company has discretion in setting the prices of the goods or services.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale.

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2022 and 2021, no costs have been capitalized.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

10)	Income tax:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

●	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

●	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the financial statements and the amounts attributed for tax purposes. Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Deductible carryforward losses and temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that their utilization is probable.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is the Company’s policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

Taxes on income that relate to distributions of an equity instrument and to transaction costs of an equity transaction are accounted for pursuant to IAS 12.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

●	Uncertain tax position:

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Company will have to use its economic resources to pay the obligation.

11)	Leases:

The Company accounts for a contract as a lease when the contract terms convey the right to control the use of an identified asset for a period of time in exchange for consideration.

i)	The Company as lessee:

For leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to twelve months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in the Standard and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

Leases which entitle employees to a company car as part of their employment terms are accounted for as employee benefits in accordance with the provisions of IAS 19 and not as subleases.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred. The right-of-use asset is measured applying the cost model and depreciated over the shorter of its useful life and the lease term.

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly
Land and buildings	1–11	3
Motor vehicles	1–5	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Variable lease payments that depend on an index:

On the commencement date, the Company uses the index rate prevailing on the commencement date to calculate the future lease payments.

For leases in which the Company is the lessee, the aggregate changes in future lease payments resulting from a change in the index are discounted (without a change in the discount rate applicable to the lease liability) and recorded as an adjustment of the lease liability and the right-of-use asset, only when there is a change in the cash flows resulting from the change in the index (that is, when the adjustment to the lease payments takes effect).

iii)	Lease extension and termination options:

A non-cancelable lease term includes both the periods covered by an option to extend the lease when it is reasonably certain that the extension option will be exercised and the periods covered by a lease termination option when it is reasonably certain that the termination option will not be exercised.

In the event of any change in the expected exercise of the lease extension option or in the expected non-exercise of the lease termination option, the Company remeasures the lease liability based on the revised lease term using a revised discount rate as of the date of the change in expectations. The total change is recognized in the carrying amount of the right-of-use asset until it is reduced to zero, and any further reductions are recognized in profit or loss.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

iv)	Lease modifications:

If a lease modification does not reduce the scope of the lease and does not result in a separate lease, the Company remeasures the lease liability based on the modified lease terms using a revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

If a lease modification reduces the scope of the lease, the Company recognizes a gain or loss arising from the partial or full reduction of the carrying amount of the right-of-use asset and the lease liability. The Company subsequently remeasures the carrying amount of the lease liability according to the revised lease terms, at the revised discount rate as of the modification date and records the change in the lease liability as an adjustment to the right-of-use asset.

12)	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation. Cost includes spare parts and auxiliary equipment that are used in connection with plant and equipment. The cost of an item of property, plant and equipment comprises the initial estimate of the costs of dismantling and removing the item and restoring the site on which the item is located.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at annual rates as follows:

Years

Software	3–5 (mainly 5)
Computers and peripheral equipment	3–5
Office furniture and equipment	7–15 (mainly 7)
Motor vehicles	7

Leasehold improvements are amortized using the straight-line method over the term of the lease (including option terms that are deemed to be reasonably assured) or the estimated useful life of the improvements, whichever is shorter.

The useful life, the depreciation method and the residual value of an asset are reviewed at least each year-end (at the end of the year) and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

13)	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost, including directly attributable costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Research and development expenditures

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. The Company establishes technological feasibility upon completion of a detailed program design or a working model.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when development is complete, and the product is available for use or for sale. The Company considers a product to be available for use when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 5-7 years).

Research and development costs incurred in the process of developing product enhancements are generally charged to expenses as incurred.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company assesses the recoverability of its capitalized software costs on a regular basis by assessing the net realizable value of these intangible assets based on the estimated future gross revenues from each product reduced by the estimated future costs of completing and disposing of it, including the estimated costs of performing maintenance and customer support over its remaining economical useful life using internally generated projections of future revenues generated by the products, cost of completion of products and cost of delivery to customers over its remaining economical useful life.

Other intangible assets

Intangible assets excluding capitalized development costs are comprised mainly of customer-related intangible assets, backlogs, acquired technology and patent, and are amortized over their useful lives using a method of amortization that reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. The useful life of intangible assets is as follows:

Years
Customer relationships	Up to 15
Acquired technology	Up to 10 (mainly 5)

Gains or losses arising from the derecognition of an intangible asset are determined as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in profit or loss.

The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate, and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

14)	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets, goodwill) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

For the purpose of impairment testing, goodwill acquired in a business combination is allocated, at the acquisition date, to each of our cash-generating units that are expected to benefit from the synergies of the combination. The Company reviews goodwill for impairment once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

During the years ended December 31, 2021 and 2022, no impairment loss was identified.

15)	Financial instruments:

The accounting policy for financial instruments in accordance with IFRS 9, “Financial Instruments” (“the Standard”) is as follows:

1.	Financial assets

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.\

The Company classifies and measures debt instruments in the financial statements based on the following criteria:

-	The Company’s business model for managing financial assets, and;

-	The contractual cash flow terms of the financial asset.

Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach and measures the loss allowance in an amount equal to the lifetime expected credit losses.

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses. Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts which haven’t been recognized yet. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of profit or loss. Such allowance charge amounted of $ 892 and $ 1,778, respectively for the years ended December 31, 2021 and 2022.

2.	Financial liabilities

a)	Financial liabilities measured at amortized cost:

Financial liabilities are initially recognized at fair value less transaction costs that are directly attributable to the issue of the financial liability.

After initial recognition, the Company measures all financial liabilities at amortized cost using the effective interest rate method, except for financial liabilities at fair value through profit or loss.

b)	Financial liabilities measured at fair value through profit or loss:

At initial recognition, the Company measures financial liabilities that are not measured at amortized cost at fair value. Transaction costs are recognized in profit or loss.

After initial recognition, changes in fair value are recognized in profit or loss, except for put option granted to non-controlling interests.

Put option granted to non-controlling interests:

When the Company grants to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to the Company any benefits incidental to ownership of the equity instrument (i.e. the Company does not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity of the Company, under “Additional paid-in capital”.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the put option expires, the liability is settled and a portion of the investment in the subsidiary disposed of, without loss of control therein.

16)	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

Level 1	-	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2	-	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.

Level 3	-	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

17)	Provisions:

A provision in accordance with IAS 37 is recognized when the Company has a present (legal or constructive) obligation as a result of a past event, it is expected to require the use of economic resources to clear the obligation and a reliable estimate has been made.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Following are the types of provisions included in the financial statements:

i.	Legal claims:

A provision for claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation.

ii.	Contingent liability recognized in a business combination:

A contingent liability in a business combination is measured at fair value upon initial recognition. In subsequent periods, it is measured at the higher of the amount initially recognized less, when appropriate, cumulative amortization, and the amount that would be recognized at the end of the reporting period in accordance with IAS 37.

18)	Employee benefits:

The Company maintains several employee benefit plans:

i.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus or a profit-sharing plan is recognized when the Company has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

ii.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans or as defined benefit plans.

Magic and its Israeli subsidiaries (as defined with respect to their Israeli employee contribution plans pursuant to section 14 of Israel’s Severance Pay Law, 1963 (the “Severance Pay Law”)) pay fixed contributions to those plans and will have no legal or constructive obligation to pay further contributions if the fund into which those contributions are paid does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when contributed concurrently with performance of the employee’s services.

Magic and its Israeli subsidiaries also operate a defined benefit plan in respect of severance or retirement pay to their Israeli employees pursuant to the Severance Pay Law. According to the Severance Pay Law, employees are entitled to severance pay upon dismissal or retirement.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In respect of its severance pay obligation to certain of its employees, the Company makes current deposits in pension funds and insurance companies (the “plan assets”). Plan assets comprise assets held by a long-term employee benefit fund or qualifying insurance policies. Plan assets are not available to the Company’s own creditors and cannot be returned directly to the Company.

The liability for employee benefits shown in the statement of financial position reflects the present value of the defined benefit obligation, less the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

The Company’s net obligation for other long-term employee benefits, which is computed based on actuarial assumptions, is for the future benefit due to employees for services rendered in the current period and in prior periods and considering expected salary increases. The amount of these benefits is discounted to its present value. The discount rate is determined by reference at the reporting date to market yields on high quality corporate bonds that are linked to the Consumer Price Index and whose term is consistent with the term of the Company’s obligation.

Remeasurement of the net obligation is recognized to the statement of comprehensive income in the incurred period.

19)	Share-based payment:

The Company’s senior management officers, are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

The Company recognizes compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards. The Company accounts for forfeitures as they occur.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

20)	Earnings per share:

Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period. Potential ordinary shares are included in the computation of diluted earnings per share when their conversion decreases earnings per share from continuing operations. Potential ordinary shares that are converted during the period are included in diluted earnings per share only until the conversion date and from that date in basic earnings per share. The Company’s share of earnings of subsidiaries is included based on its share of earnings per share of the subsidiaries multiplied by the number of shares held by the Company.

21)	Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, trade receivables and foreign currency derivative contracts.

The majority of the Company’s cash and cash equivalents, bank deposits and other financial instruments are invested with major banks in Israel, the United States and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

The Company’s trade receivables are generally derived from sales to large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers using a reliable outside source to determine payment terms and credit limits which are approved based on the size of the customer and to date has not experienced any material losses. In certain circumstances, Magic and its subsidiaries may require letters of credit or other collateral or additional guarantees.

The Company maintains an allowance for credit losses based upon management’s experience and estimate of collectability of each outstanding invoice. The allowance for credit losses is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

22)	Liquidity risk:

Liquidity risk arises from managing the Company’s working capital as well as from financial expenses and principal payments of the Company’s debt instruments. Liquidity risk consists of the risk that the Company will have difficulty in fulfilling obligations relating to financial liabilities. The Company’s policy is to ascertain constant cash adequacy needed for settling its liabilities when due. For this purpose, the Company aims to hold cash balances (or adequate credit lines) that will meet anticipated demands.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Magic and its subsidiaries examine cash flow forecasts on a monthly basis as well as information regarding cash balances. As of the reporting date, these forecasts indicate that the Company can expect sufficient liquid sources for covering its entire liabilities under reasonable assumptions.

23)	Reclassification of prior years presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

24)	Disclosure of new standards in the period prior to their adoption

a.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	An entity should provide disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months from the reporting date. This disclosure is required to include information about the covenants and the related liabilities. The disclosures must include information about the nature of the future covenants and when compliance is applicable, as well as the carrying amount of the related liabilities. The purpose of this information is to allow users to understand the nature of the future covenants and to assess the risk that a liability classified as non-current could become repayable within twelve months. Furthermore, if facts and circumstances indicate that an entity may have difficulty in complying with such covenants, those facts and circumstances should be disclosed.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early application is permitted.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company estimates that the Amendments are not expected to have a material impact on its financial statements.

b.	Amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors”:

In February 2021, the IASB issued an amendment to IAS 8, “Accounting Policies, Changes to Accounting Estimates and Errors” (“the Amendment”), in which it introduces a new definition of “accounting estimates”.

Accounting estimates are defined as “monetary amounts in financial statements that are subject to measurement uncertainty”. The Amendment clarifies the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors.

The Amendment is to be applied prospectively for annual reporting periods beginning on or after January 1, 2023 and is applicable to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. Early application is permitted.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

c.	Amendment to IAS 12, “Income Taxes”:

In May 2021, the IASB issued an amendment to IAS 12, “Income Taxes” (“IAS 12”), which narrows the scope of the initial recognition exception under IAS 12.15 and IAS 12.24 (“the Amendment”).

According to the recognition guidelines of deferred tax assets and liabilities, IAS 12 excludes recognition of deferred tax assets and liabilities in respect of certain temporary differences arising from the initial recognition of certain transactions. This exception is referred to as the “initial recognition exception”. The Amendment narrows the scope of the initial recognition exception and clarifies that it does not apply to the recognition of deferred tax assets and liabilities arising from transactions that are not a business combination and that give rise to equal taxable and deductible temporary differences, even if they meet the other criteria of the initial recognition exception.

The Amendment applies for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. In relation to leases and decommissioning obligations, the Amendment is to be applied commencing from the earliest reporting period presented in the financial statements in which the Amendment is initially applied. The cumulative effect of the initial application of the Amendment should be recognized as an adjustment to the opening balance of retained earnings (or another component of equity, as appropriate) at that date.

The Company estimates that the initial application of the Amendment is not expected to have a material impact on its financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Amendment to IAS 1 - Disclosure of Accounting Policies:

In February 2021, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” (“the Amendment”), which replaces the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. One of the main reasons for the Amendment is the absence of a definition of the term ‘significant’ in IFRS whereas the term ‘material’ is defined in several standards and particularly in IAS 1.

The Amendment is applicable for annual periods beginning on or after January 1, 2023. Early application is permitted.

NOTE 3:-	BUSINESS COMBINATIONS

Current year acquisitions

a.	On December 2, 2021, the Company entered into a Share Purchase Agreement (“the Agreement”) to acquire 50.1% of the outstanding share capital of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem, for $ 21,492. Of which, $ 11,042 was paid upon closing. The final closing and execution of the Agreement occurred on January 27, 2022. In addition, the Company paid $1.5 million as an advance payment for future acquisition of the remainder of Appush’s shares. According to the Agreement, the Company is obliged to purchase the remainder of Appush’s shares in stages until it will hold 100% of Appush’s shares on or before December 31, 2026. This obligation was accounted for as a financial liability measured at its fair value as of the acquisition date of $10,450. The fair value of the financial liability at December 31, 2022 was $8,560. On April 2022 and 2023, the Company acquired the remainder of Appush’s shares and it now holds 100% of its shares.

The results of operations were included in the consolidated financial statements of the Company commencing January 27, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding $1,548 of cash acquired	$(2,762)
Intangible assets, net of deferred tax liabilities	7,445
Goodwill	15,261
Total assets acquired	$19,944

The goodwill from the acquisition of Appush is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

b.	On August 23, 2022, the Company acquired The Goodkind Group, LLC (“TGG”) for a total consideration of $ 11,629, subject to net working capital adjustments. Of which, $ 7,993 was paid upon closing. The remainder constitutes a deferred payment payable in 2023 and 2024. TGG provides permanent and temporary staffing needs in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. TGG specializes in customizing solutions and programs to their clients. With On-Site programs and sourcing models the Company solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning,

The results of operations were included in the consolidated financial statements of the Company commencing August 23, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets, excluding $147 of cash acquired	$3,177
Customer relationships, net of deferred tax liabilities	3,901
Goodwill	4,404
Total assets acquired	$11,482

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

The goodwill from the acquisition of TGG is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition.

c.	On July 1, 2022, the Company acquired Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely from a cash consideration in an amount of $ 3,428.

The results of operations were included in the consolidated financial statements of the Company commencing July 1, 2022.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Net assets, excluding $447 of cash acquired	$120
Customer relationships, net of deferred tax liabilities	1,054
Goodwill	1,807
Total assets acquired	$2,981

The goodwill from the acquisition of Intrabases is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

The estimated fair values of the tangible and intangible assets pertaining to the acquisition of Intrabases are provisional and are based on information that was available as of the acquisition date to estimate the fair value of these amounts. The Company’s management believes the information provides a reasonable basis for estimating the fair values of these amounts, but is waiting for additional information necessary to finalize those fair values. Therefore, provisional measurements of fair value reflected are subject to change. The Company expects to finalize the tangible and intangible assets valuation and complete the acquisition accounting as soon as practicable but no later than the measurement period.

d.	During 2022 the Company entered into two separate Asset Purchase Agreements which meet the definition of a business. Therefore, the Company deemed them as business combinations which were accounted for in accordance with IFRS 3. These aforementioned acquisitions are immaterial, both individually and in aggregate. The total consideration paid for these acquisitions was $ 1,753.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisitions:

Net liabilities	(308)
Customer relationships, net of deferred tax liabilities	1,163
Goodwill	898
Total assets acquired	$1,753

The goodwill from these acquisitions is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATIONS (Cont.)

Previous year acquisitions

a.	On April 1, 2021, the Company acquired EnableIT, LLC (“EnableIT”), a U.S.-based services company, specializes in IT staffing and recruiting, for a total consideration of $ 6,000 of which $ 4,000 was paid upon closing and the remaining $ 2,000 were paid in two equal installments in April 1, 2022 and 2023. Acquisition related costs were immaterial. The acquisition was accounted for according to the purchase method.

The results of operations were included in the consolidated financial statements of the Company commencing April 1, 2021.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net liabilities, excluding $42 of cash acquired	$(34)
Customer relationships, net of deferred tax liability	1,833
Goodwill	4,101
Total assets acquired	$5,900

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

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

NOTE 4:-	CASH AND CASH EQUIVALENTS

	January 1,	December 31,
	2021	2021	2022
Cash and deposits for immediate withdrawal	$83,306	$82,302	$78,489
Cash equivalents in NIS-denominated deposit	4,821	5,788	4,573
	$88,127	$88,090	$83,062

NOTE 5:-	OTHER ACCOUNTS RECEIVAVABLE AND PREPAID EXPESNES

The following table summarizes the composition of the Company’s other accounts receivable and prepaid expenses:

	January 1,	December 31,
	2021	2021	2022
Prepaid expenses	$3,581	$4,578	$4,262
Government authorities	3,005	3,601	3,659
Related parties	615	29	3,077
Others	4,550	2,819	2,654
	$11,751	$11,027	$13,652

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENT

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible and considers counterparty credit risk in its assessment of fair value.

The Company’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of January 1, 2021, December 31, 2021 and 2022:

	Fair value measurements
	December 31, 2022
	Level 3	Total
Liabilities:
Liability in respect of business combinations	19,693	19,693
Put options of non-controlling interests	28,292	28,292
	$47,985	$47,985

	Fair value measurements
	December 31, 2021
	Level 3	Total
Liabilities:
Liability in respect of business combinations	17,772	17,772
Put options of non-controlling interests	29,334	29,334
	$47,106	$47,106

	Fair value measurements
	January 1, 2021
	Level 3	Total
Liabilities:
Liability in respect of business combinations	10,561	10,561
Put options of non-controlling interests	23,926	23,926
	$34,487	$34,487

There were no Level 1 or Level 2 instruments during neither of the reported periods.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 6:-	FAIR VALUE MEASUREMENT (Cont.)

The movement in the liability in respect of the business combinations is as follows:

	December 31,
	2021	2022
Opening balance	$10,561	$17,772
Increase in contingent consideration due to acquisitions	3,098	10,670
Payment of contingent consideration	(1,816)	(8,547)
Increase in fair value of contingent consideration	3,476	119
Decrease in fair value of contingent consideration	(244)	(1,025)
Foreign currency translation adjustments	(36)	(598)
Amortization of interest and exchange rate	2,661	1,302
Closing balance	$17,772	$19,693

The financial assets and liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9:

	January 1,	December 31,
	2021	2021	2022
	U.S. Dollars in thousands
Financial assets

Financial assets at cost:

Cash and cash equivalents	$88,127	$88,090	$83,062
Short-term bank deposits	289	5,586	3,904
Total financial assets at cost	$88,416	$93,676	$86,966

Total financial assets	$88,416	$93,676	$86,966

Financial liabilities

Financial liabilities at fair value through equity:
Put options of non-controlling interests	$23,926	$29,334	$28,292

Financial liabilities at fair value through profit or loss:
Liability in respect of business combinations	$15,924	$20,527	$24,663

Financial liabilities measured at amortized cost:
Loans from bank and financial institutions (short-term and long-term debt)	$24,950	$37,263	$51,167
Lease liabilities	25,022	25,174	28,873
Total financial liabilities measured at amortized cost:	$49,972	$62,437	$80,040

Total financial and lease liabilities	$89,821	$112,298	$132,995

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET

Composition and movement:

	Software	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2022	$1,623	$1,444	$3,839	$8,106	$3,725	$18,737
Additions during the year:
Purchases	110	9	1,365	2,702	195	4,381
Acquisitions of subsidiaries	4	-	55	112	8	179
Adjustments arising from translating financial statements of foreign operations	(220)	(181)	(555)	(1,668)	1,996	(628)
Decreases during the year:
Disposals	(25)	(2)	(309)	(632)	(44)	(1,012)

Balance as of December 31, 2022	$1,492	$1,270	$4,395	$8,620	$5,880	$21,657

Accumulated depreciation:
Balance as of January 1, 2022	$1,510	$1,240	$2,480	$6,594	$1,041	$12,865
Additions during the year:
Depreciation	47	4	583	1,192	84	1,910
Disposals	(23)	(2)	(284)	(580)	(41)	(930)
Adjustments arising from translating financial statements of foreign operations	(135)	(152)	104	(520)	177	(526)

Balance as of December 31, 2022	$1,399	$1,090	2,883	$6,686	$1,261	$13,319

Depreciated cost at December 31, 2022	$93	$180	$1,512	$1,934	$4,619	$8,338

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 7:-	PROPERTY, PLANTS AND EQUIPMENT, NET (Cont.)

	Software	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total
Cost:
Balance as of January 1, 2021	$1,621	$1,411	$3,627	$7,021	$3,611	$17,291
Additions during the year:
Purchases	88	3	453	830	65	1,439
Acquisition of subsidiaries	8	-	40	82	6	136
Adjustments arising from translating financial statements of foreign operations	(89)	30	(253)	231	47	(34)
Decreases during the year:
Disposals	(5)	-	(28)	(58)	(4)	(95)

Balance as of December 31, 2021	$1,623	$1,444	$3,839	$8,106	$3,725	$18,737

Accumulated depreciation:
Balance as of January 1, 2021	$1,458	$866	$2,340	$5,886	$753	$11,303
Additions during the year:
Depreciation	103	4	530	1,084	75	1,796
Disposals	(5)	-	(28)	(58)	(4)	(95)
Adjustments arising from translating financial statements of foreign operations	(46)	370	(362)	(318)	217	(139)

Balance as of December 31, 2021	$1,510	$1,240	$2,480	$6,594	$1,041	$12,865

Depreciated cost at December 31, 2021	$113	$204	$1,359	$1,512	$2,684	$5,872

Depreciated cost at January 1, 2021	$163	$545	$1,287	$1,135	$2,858	$5,988

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 8:-	Intangible Assets, Net

Composition and movement:

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total
Cost:
Balance as of January 1, 2022	$90,101	$86,651	$18,371	$637	$195,760
Capitalized development costs	3,059	-	-	-	3,059
Purchase of intangible asset	-	219	-	-	219
Acquisition of subsidiaries	-	11,319	2,707	-	14,026
Adjustments arising from translating financial statements of foreign operations	(103)	(5,055)	(1,030)	(53)	(6,241)

Balance as of December 31, 2022	$93,057	$93,134	$20,048	$584	$206,823

Accumulated amortization and impairment:
Balance as of January 1, 2022	$79,354	$54,494	$10,329	$193	$144,370
Amortization recognized in the year	3,817	7,865	1,797	95	13,574
Adjustments arising from translating financial statements of foreign operations	-	(2,930)	(244)	(4)	(3,178)

Balance as of December 31, 2022	$83,171	$59,429	$11,882	$284	$154,766

Amortized cost at December 31, 2022	$9,886	$33,705	$8,166	$300	$52,057

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total
Cost:
Balance as of January 1, 2021	$86,240	$78,750	$18,052	$616	$183,658
Capitalized development costs	3,193	-	-	-	3,193
Acquisition of subsidiaries	-	6,445	-	-	6,445
Adjustments arising from translating financial statements of foreign operations	668	1,456	319	21	2,464

Balance as of December 31, 2021	$90,101	$86,651	$18,371	$637	$195,760

Accumulated amortization and impairment:
Balance as of January 1, 2021	$74,841	$46,621	$8,720	$72	$130,254
Amortization recognized in the year	4,513	6,962	1,468	111	13,054
Adjustments arising from translating financial statements of foreign operations	-	911	140	11	1,062

Balance as of December 31, 2021	$79,354	$54,494	$10,329	$193	$144,370

Amortized cost at December 31, 2021	$10,747	$32,157	$8,042	$444	$51,390

Amortized cost at January 1, 2021	$11,399	$32,129	$9,332	$544	$53,404

During the years ended December 31, 2021 and 2022 the Company recognized amortization expenses related to intangible assets as follows:

	Year ended December 31,
	2021	2022
Cost of revenues	$6,068	$5,405
Selling and marketing expenses	6,968	8,169
	$13,054	$13,574

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NotE 8:-	Intangible Assets, Net (Cont.)

Intangible assets composition by reportable segment as of December 31, 2022:

	IT professional services	Software services	Total
Capitalized Software development costs	$1,079	$8,807	$9,886
Customer relationship	22,373	11,332	33,705
Acquired technology	1,751	6,415	8,166
Others	-	300	300
Total	$25,203	$26,854	$52,057

The estimated future amortization expense of intangible assets as of December 31, 2022 is as follows:

2023	$13,011
2024	11,075
2025	9,048
2026	7,162
2027 and thereafter	11,761
$52,057

Note 9:-	GOODWILL

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2021 and 2022:

	IT professional services	Software services	Total
As of January 1, 2021	$69,346	$66,336	$135,682

Acquisition of subsidiaries	5,068	3,477	8,545
Measurement period adjustments	321	558	879
Foreign currency translation adjustments	868	829	1,697

As of December 31, 2021	$75,603	$71,200	$146,803
Acquisition of subsidiaries	19,622	2,705	22,327
Measurement period adjustments	(902)	(176)	(1,078)
Foreign currency translation adjustments	(4,326)	(5,027)	(9,353)

As of December 31, 2022	$89,997	$68,702	$158,699

The Company performed annual impairment tests as of January 1, 2021 as well as December 31, 2021 and 2022 and did not identify any impairment losses (see Note 2).

The goodwill is allocated to both the IT Professional Services and Software Services segments, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

Impairment test of goodwill for the year ended on December 31, 2022:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (i.e. a CGU of a group of CGU’s).

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 9:-	Goodwill (cont.)

The Company performed an assessment for goodwill impairment for both of its segments, which is the level at which goodwill is monitored for internal management purposes and concluded that there is no impairment loss for the year ended December 31, 2022, based on the assumptions presented below:

	December 31, 2022
	IT professional services	Software services
Carrying amount	$185,549	$85,325
Weighted average cost of capital	14.2%	13.4%
Terminal value growth rate	3%	3%

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future.

Based on the Company’s abovementioned assessment as of December 31, 2022, no goodwill was determined to be impaired, since the fair value of the Company’s group of cash-generating units significantly exceeded their carrying amount.

Note 10:-	short term DEBTs

	Interest rate		January 1,	December 31,	December 31,
	%	Currency	2021	2021	2022
Short-term loans from banks	1.7-2.6	NIS	$1,328	$4,720	$2,449
Current maturities of long-term loans from financial institutions and banks	2.1-3.3	NIS	10,202	8,551	9,310
Current maturities of long-term loans from banks	2.1 + SOFR-SOFR+2.25	USD	-	3,750	8,908
Accrued interest on long term debt	2.6- 3.14	NIS	68	27	23
Accrued interest on long term debt	6.07	USD	-	60	65

			$11,598	$17,108	$20,755

Note 11:-	other accounts payable

Other accounts payable are comprised of the following as of the below dates:

	January 1,	December 31,
	2021	2021	2022
Employees and payroll accruals	$28,562	$27,826	$29,746
Accrued expenses	7,017	8,873	10,239
Government authorities and other	6,198	8,392	6,857
Total	$41,777	$45,091	$46,842

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 12:-	Long term DEBTS

a. Long term liabilities to banks and others are comprised of the following as of the below dates:

	Linkage	Interest	January 1,	December 31,
	basis	rate	2021	2021	2022
		%
Loans from banks and others(1)	NIS	2.1 – 5	$23,466	$17,388	$12,161
Bank loans(2)	USD	2.1 + SOFR-SOFR+2.25	-	15,000	36,408
Other long term debts	JPY	1.9	88	68	61
			$23,554	$32,456	$48,630
Less current maturities	NIS, USD		(10,202)	(12,301)	(18,218)
			$13,352	$20,155	$30,412

b. Maturity dates:

	January 1,	December 31,
	2021	2021	2022
First year (Current maturities)	$10,202	$12,301	$18,218
Second year	6,572	10,891	10,043
Third year	6,484	4,462	9,818
Fourth year	148	4,203	5,000
Fifth year and thereafter	148	599	5,551
Total	$23,554	$32,456	$48,630

On March 31, 2022, the Company obtained a loan in the amount of $ 25,000 from an Israeli bank. The principal amount of the loan is payable in five equal annual installments with the final payment due on March 31, 2027 and bears a fixed interest rate of SOFR + 2.25% per annum. The interest is paid on a quarterly basis.

c. Financial Covenants:

Under the terms of the Loan, the Company has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements, as described:

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

As of December 31, 2022, the Company was in compliance with the financial covenants.

On March 27, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which, the Company borrowed $20,000 for a four-year term (the “Bank Loan”). The Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) starting March 27, 2024. The Bank Loan bears interest at the rate SOFR + 3.38%. The Bank Loan, which may be prepaid under certain circumstances, is subject to various financial covenants which mainly consist of the following:

(1)	This is comprised of a loan obtained by the Company on November 2016 in the amount of $ 31,356. The loan is linked to the New Israel Shekel, and was obtained from an Israeli financial institution (“the Loan”). The principal amount of the loan is payable in seven equal annual installments with the final payment due on November 2, 2023 and bears a fixed interest rate of 2.60% per annum, payable in two semi-annual payments.
(2)	On June 1, 2021, the Company obtained a loan in the amount of $ 15,000 from an Israeli bank. The principal amount of the loan is payable in eight equal semi-annual installments with the final payment due on December 1, 2025 and bears a fixed interest rate of SOFR + 2.1% per annum, payable in two semi-annual payments.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 12:-	Long term DEBTS (Cont.)

a.	Our equity will not be lower than $150 million (one hundred fifty million U.S. Dollars at all times);

b.	The ratio of the total financial debts less cash to total assets will not exceed 30%;

c.	The ratio of the total financial debts less cash and short-term deposits to the annual EBITDA will not exceed 3.25 to 1;

To date, the Company is in full compliance with the financial covenants of the Bank Loan.

Note 13:-	RELATED PARTies TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $5,615, and $6,990, in aggregate for the years ended December 31, 2021 and 2022, respectively and acquired services amounting to approximately $ 2,639 and $ 3,088 for the years ended December 31, 2021 and 2022, respectively. The aforementioned services include cloud computing services, software products, computer infrastructure and integration, software development and maintenance services and back-office services.

As of December 31, 2021 and 2022, the Company had trade and other receivables balances due to its related parties in amount of approximately $ 3,380 and $ 8,519, respectively. In addition, as of December 31, 2021 and 2022. the Company had trade payables balances due from its related parties in amount of approximately $ 708 and $124, respectively.

Note 14:-	LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2023 and 2034. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In July 2020, the Company entered into a lease agreement for new corporate offices for the company in Or Yehuda, Israel. The lease expires in June 2033, with an option by the Company to extend for an additional 10-years term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2023 and 2024, with renewal options varying between 2023 and 2029.

In November 2021, one of the Company’s subsidiaries in Israel entered into a lease agreement for new corporate offices. The lease commenced on July 2022 with a lease term through 2029, with an option to terminate the lease after a 4-year term following a 12-month notice in advance, and an option to renew the lease to an additional 5-year term, through 2034. The Company deemed this option as reasonably certain to be renewed.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	LEASES (Cont.)

Under IFRS 16, all leases with durations greater than 12 months, including non-cancellable operating leases, are now recognized on the statement of financial position. The aggregated present value of lease agreements is recorded as a long-term asset titled operating lease right-of-use assets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments for lease liabilities:

2023	$5,370
2024	4,344
2025	3,309
2026	2,447
2027	1,964
2028 and thereafter	17,258
Total undiscounted cash flows	$34,692
Less imputed interest	(5,819)
Present value of lease liabilities	$28,873

a.	Information on leases:

	Year ended December 31,
	2021	2022

Expenses relating to operating lease costs	$2,889	$1,930
Expenses relating to short-term leases	$57	$109
Expenses relating to variable lease payments	$2,928	$2,753
Total cash outflow for leases	$5,874	$4,792

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2022
Weighted average remaining lease term (years)	12.4
Weighted average discount rate	2.96%

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 14:-	LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2022	$33,241	$3,505	$36,746
Additions during the year:
New leases	4,881	1,468	6,349
Modification of leases	589	89	678
Adjustments for indexation	947	95	1,042
Adjustments arising from translating financial statements of foreign operations	(1,228)	7	(1,221)
Acquisition of subsidiaries	2,714	40	2,754
Disposals during the year:
Termination of leases	(692)	(333)	(1,025)

Balance as of December 31, 2022	$40,452	$4,871	$45,323

Accumulated depreciation:
Balance as of January 1, 2022	11,943	1,523	13,466
Additions during the year:
Depreciation	3,151	1,169	4,320
Adjustments arising from translating financial statements of foreign operations	665	29	694
Disposals during the year:
Termination of leases	(509)	(184)	(693)

Balance as of December 31, 2022	15,250	2,537	17,787

Depreciated cost at December 31, 2022	$25,202	$2,334	$27,536

	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2021	$28,563	$3,283	$31,846
Additions during the year:
New leases	4,199	235	4,434
Adjustments for indexation	186	103	289
Adjustments arising from translating financial statements of foreign operations	1,781	159	1,940
Acquisition of subsidiaries	1,129	-	1,129
Disposals during the year:
Termination of leases	(2,617)	(275)	(2,892)

Balance as of December 31, 2021	$33,241	$3,505	$36,746

Accumulated depreciation:
Balance as of January 1, 2021	7,432	1,051	8,483
Additions during the year:
Depreciation	4,514	473	4,987
Adjustments arising from translating financial statements of foreign operations	1,510	157	1,667
Disposals during the year:
Termination of leases	(1,511)	(160)	(1,671)

Balance as of December 31, 2021	11,945	1,521	13,466

Depreciated cost at December 31, 2021	$21,296	$1,984	$23,280

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	SHARE BASED PAYMENTS

a.	Stock Option Plans of the Company:

Under the Company’s 2007 Stock Option Plan, as amended (“the 2007 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the original 2007 Stock Option Plan, which is valid until August 1, 2027, the Company reserved 2,750,000 Ordinary shares for issuance. As of December 31, 2022, an aggregate of 952,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	SHARE BASED PAYMENTS (Cont.)

On March 7, 2021, the Company granted to one of its senior executive officers 80,000 options to purchase its shares with no exercise price. The options will vest over a four-year period, and include several performance criteria related to the Company’s results of operations.

No grants were made to employees or directors in 2022.

The fair value of the options granted in 2021 using the Binomial model, was estimated on the date of grant with the following assumptions:

Year ended December 31, 2021
Share price	$16.85
Contractual life	10 years
Expected exercise factor	1.5
Dividend yield	0%
Expected volatility (weighted average)	35.1%
Risk-free interest rate	0.5%–1.3%
Fair value of option at the grant date	$16.85

The risk-free interest rate assumption is based on the yield from U.S. Treasury zero-coupon bonds with an equivalent term as of the Company’s employee stock options. Since dividend payment is applied to reduce the exercise price of the option, the effect of the dividend protection is reflected by using an expected dividend assumption of zero.

A summary of employee option activity under the 2007 Plan as of December 31, 2022 and changes during the year ended December 31, 2022 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	66,250	$0.45	7.96	$1,360
Exercised	(20,000)	-
Forfeited	(20,000)	-
Outstanding at December 31, 2022	26,250	$0.91	5.95	$397
Exercisable at December 31, 2022	6,250	$3.81	0.6	$76

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	SHARE BASED PAYMENTS (Cont.)

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2022. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2021 and 2022 was $628 and $344, respectively. As of December 31, 2022, there was $112 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized in full during 2023.

The options outstanding as of December 31, 2022, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price of exercisable options
In $
0	20,000	7.62	-	$-
3.81	6,250	0.6	6,250	$3.81
	26,250	5.99	6,250	$3.81

b.	Stock Option Plan of Comm-IT Solutions:

Under the Comm-IT Solutions’ 2022 Stock Option Plan, (“Comm-IT Solutions 2022 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to Comm-IT Solutions 2022 Plan, Comm-IT Technology Solutions Ltd. shall reserve in its registered and reserved capital, such sufficient number of shares (subject to any adjustment in the capital under the Comm-IT Solutions 2022 Plan) required in order to consummate the Comm-IT Solutions 2022 Plan.

In December 2022, Magic’s Israeli subsidiary, Comm-IT Technology Solutions Ltd. (“Comm-IT Solutions”), awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT Technology Solutions Ltd, at an exercise price ranging between $0.28-$1,878. 827 of the options have fully vested upon their grant, whereas the vesting of the remainder of the options are subject to Comm-IT Solutions and its subsidiaries meeting certain EBITDA targets for the years 2022-2024. Subject to the EBITDA targets to be met, as well as the officers continued employment with Comm-IT Solutions throughout 2027, the options will vest at certain points in time throughout the years 2023 to 2027.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	SHARE BASED PAYMENTS (Cont.)

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2022 and changes during the year ended December 31, 2022 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2022	-	$-	-	$-
Granted	4,028	264.67
Outstanding at December 31, 2022	4,028	264.67	7.94	7,499
Exercisable at December 31, 2022	827	$0.28	7.92	$1,839

As of December 31, 2022, there was $2,885 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized in full over a weighted average period of 1.13 years.

The options outstanding as of December 31, 2022, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price of exercisable options
In $
0.28	3,238	7.92	827	$0.28
469	297	7.99	-	-
1,878	493	7.99	-	-
	4,028	7.94	827	$0.28

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 15:-	SHARE BASED PAYMENTS (Cont.)

The fair value of the options granted in 2022 using the Binomial model, was estimated on the date of grant with the following assumptions:

Year ended December 31, 2022

Share price	$2,110
Contractual life	8 years
Expected exercise factor	1.5
Dividend yield	0%
Expected volatility (weighted average)	41%
Risk-free interest rate	3.28%–3.65%
Fair value of option at the grant date	$1,078–$2,126

c.	Cost of share-based payment:

During the years ended December 31, 2021 and 2022 the Company share-based payment expense related to employee stock options in the amount of $956 and $2,079, respectively, as follows:

	Year ended December 31,
	2021	2022

Selling and marketing expenses	$956	$(56)
General and administrative expenses	-	2,135
	$956	$2,079

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 16:-	EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits and termination benefits.

a)	Post-employment benefits:

According to the labor laws and Severance Pay Law in Israel, the Israeli companies in the Group are required to pay compensation to an employee upon dismissal or retirement or to make current contributions in defined contribution plans pursuant to section 14 to the Severance Pay Law, as specified below. These liabilities are accounted for as a post-employment benefit. The computation of the employee benefit liability is made according to the current employment contract based on an employee’s salary and employment term which establish the entitlement to receive the compensation.

The post-employment employee benefits are normally financed by contributions classified as a defined benefit plan or as a defined contribution plan, as detailed below.

1)	Defined contribution plans:

Section 14 of the Severance Pay Law, 1963 applies to part of the compensation payments, pursuant to which the fixed contributions paid into pension funds and/or policies of insurance companies release the Company from any additional liability to employees for whom said contributions were made. These contributions and contributions for benefits represent defined contribution plans.

Severance expenses for the years 2021 and 2022 were $5,267 and $7,078, respectively.

2)	U.S. employees defined contribution plan:

The Company’s U.S. Subsidiaries have a 401(k) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to Internal Revenue Service limits. The U.S. Subsidiary matches up to 3% of employee contributions up to the plan with no limitation.

3)	Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

b)	Composition of defined benefit plans is as follows:

	January 1,	December 31,
	2021	2021	2022
Defined benefit obligation	$5,545	$4,551	$2,476
Fair value of plan assets	(4,673)	(3,646)	(1,575)
Net defined benefit liability	$872	$905	$901

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 17:-	COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2022, the Company has provided performance bank guarantees as security for the performance of various contracts with customers as well as to secure future payments in respect of lease agreements in the amount of $2,053 and $912, respectively. As of December 31, 2022, the Company has restricted bank deposits of $ 31 in favor of the issuing banks.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 18:-	EQUITY

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Accumulated other comprehensive income (loss):

	December 31,
	2021	2022
Accumulated foreign currency translation adjustments	9,238	(6,585)
Accumulated unrealized gain on derivative instruments, net	26	26
Total other comprehensive income (loss)	$9,264	$(6,559)

c.	Dividend distribution policy

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

On March 2, 2022, the Company declared a dividend distribution of $ 0.216 per share ($ 10,612 in the aggregate) which was paid on April 7, 2022. On August 11, 2022, the Company declared a dividend distribution of $ 0.29 per share ($ 14,237 in the aggregate) which was paid on September 13, 2022.

On March 9, 2023, the Company declared a dividend distribution of $0.3 per share ($14,728 in the aggregate), see also Note 24.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	INCOME tax

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2021 and 2022. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues of the Company companies is less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

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

Starting from 2017 under Amendment 73 to the Investment Law, part of the Company’s taxable income in Israel is entitled to a preferred 12% tax rate. Since 2019, under SPTE the tax rate for part of the Company’s taxable income in Israel has been reduced to a 6% corporate tax rate.

One of its Israeli subsidiaries have elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2011.

In 2015, the Company transitioned to the preferred enterprise track entitling it to a preferred 16% tax rate under Amendment 73 to the Investment Law.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	INCOME tax (Cont.)

Amendment 74 to the Encouragement Law:

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2021 and 2022 Budget Years), 2021 (the “Economic Efficiency Law”), was enacted. This Law establishes a temporary order allowing Israeli companies to release tax-exempt earnings (“trapped earnings” or “accumulated earnings”) accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings (the “Temporary Order”).

In addition to the reduced corporate income tax (CIT) rate, Article 74 to the Encouragement Law was amended whereby effective from August 15, 2021, for any dividend distribution (including a dividend as per Article 51B to the Encouragement Law) by a company which has trapped earnings, there will be a requirement to allocate a portion of that distribution to the trapped earnings.

The tax-exempt income is attributable to certain Group members’ previous status as “Approved Enterprise” and “Benefited Enterprise”. Such tax-exempt income cannot be distributed to shareholders without subjecting the Company to payable income taxes. If dividends are distributed from previous tax-exempt profits, the Company will be liable for income tax at the rate applicable to its profits from the Approved Enterprise in at the tax rate enacted in the year in which the income was earned.

According to the Temporary Order, the reduction of CIT will apply to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released in relation to the total trapped earnings, and on the applicable CIT rate in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

In November 2022, the Company elected to benefit from the Temporary Order and filed its application for the Temporary Order and paid the required reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25,022 (approximately $7,100), and accordingly recognized a tax expense of NIS 2,502 (approximately $711). As of December 31,2022, all the trapped earnings were released.

The Company has received final tax assessments through the year 2016.

The Company subsidiaries have received final tax assessments (or assessments that are deemed final) through the tax year 2017.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	INCOME tax (Cont.)

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

Eligibility for the benefits under the Industrial Encouragement Law is not subject to receipt of prior approval from any governmental authority.

3)	Foreign Exchange Regulations:

Under the Foreign Exchange Regulations, the Company and one of its Israeli subsidiaries calculate their tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.

4)	Income tax on non-Israeli subsidiaries

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

As of December 31, 2022, the Company had $28,950 of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	INCOME tax (Cont.)

5)	Net operating loss carried forward:

As of December 31, 2022, two Israeli subsidiaries of the Company had operating loss carryforwards of $10,150 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $8,959), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $3,536 as of December 31, 2022, which can be carried forward to offset against future taxable income.

Two of the Company’s subsidiaries in U.S. had estimated total available tax loss carryforwards of $7,741 as of December 31, 2022, which can be carried forward to offset against future taxable income.

6)	Deferred tax liabilities, net:

1)	Presentation in the consolidated statements of financial position:

	January 1,	December 31,
	2021	2021	2022
Deferred taxes assets	$6,235	$7,993	$3,618
Deferred tax liabilities	(17,484)	(17,945)	(10,686)
	$(11,249)	$(9,952)	$(7,068)

2)	Composition of deferred taxes:

	January 1,	December 31,
	2021	2021	2022
Net operating losses carried forward	$168	$312	$349
Intangibles, fixed asset, lease liabilities and right of use assets	(12,395)	(12,177)	(11,929)
Reserves and allowances	982	1,913	4,512
	$(11,249)	$(9,952)	$(7,068)

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 19:-	INCOME tax (Cont.)

7)	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2021	2022
Current:
Domestic	$7,847	$11,368
Foreign	6,123	6,304

	13,970	17,672
Deferred taxes:
Domestic	(1,149)	(1,318)
Foreign	(2,543)	(5,216)

	(3,692)	(6,534)

Taxes on income	$10,278	$11,138

8)	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company’s consolidated statements of profit or loss:

	Year ended December 31,
	2021	2022

Income before income taxes, as per the statement of operations	$45,617	$57,417
Statutory tax rate in Israel	23%	23%
Tax computed at the statutory tax rate	10,494	13,205

Tax adjustment in respect of different tax rates	283	(1,756)
Deferred taxes on losses for which deferred taxes were not created	(80)	(511)
Tax-deductible costs, not included in the accounting costs	(1,041)	(2,680)
Non-deductible expenses and tax expenses in respect of prior years, net	1,001	2,670
Uncertain tax positions and other	(379)	210
Taxes on income	$10,278	$11,138

NOTE 20:-	REVENUE RECOGNITION

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $65.7 million as of December 31, 2022. The Company expects to recognize approximately 58% in 2023 from remaining performance obligations as of December 31, 2022, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 20:-	REVENUE RECOGNITION (Cont.)

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets, and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	January, 1	December 31,
	2021	2021	2022
Trade receivables (net of allowance for credit losses of $3,967, $5,071 and $5,416 at January 1, 2021, December 31, 2021 and 2022, respectively)	$91,986	$116,975	$118,126
Unbilled receivables	14,842	19,614	26,114
Contract assets	4,231	5,482	4,240
Long-term unbilled receivables *)	-	-	2,548
Long-term trade receivables *)	1,410	1,318	735
Deferred revenues (short-term contract liabilities)	$8,793	$10,771	$9,808

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 days	31-60 days	61-90 days	91-120 days	Over 121 days	Total	Unpaid deferred revenues	Allowance for credit losses	Total trade receivables, net
December 31, 2022	$67,793	$24,150	$16,869	$12,863	$4,125	$13,311	$139,111	$(15,569)	$(5,416)	$118,126
December 31, 2021	$66,316	$27,776	$13,658	$11,454	$5,939	$10,391	$135,534	$(13,488)	$(5,071)	$116,975

Trade receivables are recorded when the right to consideration becomes unconditional, and an invoice is issued to the customer.

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

During the year ended December 31, 2022, the Company recognized $10,771 that was included in deferred revenues (short-term contract liability) balance at January 1, 2022.

*)	Included in Other long-term receivables in the consolidated statements of financial position.

Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2021	2022

Products and services transferred over time	$449,391	$533,862
Products transferred at a point in time	30,934	32,930
	$480,325	$566,792

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-	SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2021	2022
Total costs	$12,188	$13,149
Less - capitalized software costs	(3,193)	(3,059)
Research and development, net	$8,995	$10,090

b.	Selling and marketing expenses:

	Year ended December 31,
	2021	2022
Salary and related expenses	$26,100	$33,474
Advertising expenses	2,522	2,676
Cost of share-based payment	956	(56)
Others	8,569	10,763
Total selling and marketing expenses	$38,147	$46,857

c.	General and administrative expenses:

	Year ended December 31,
	2021	2022
Salary and related expenses	$24,072	$21,492
Subcontractors	3,842	5,335
Cost of share-based payment	-	2,135
Others	3,308	8,590
Total general and administrative expenses	$31,222	$37,552

d.	The following table provides detailed breakdown of the Company’s financial income and expenses:

	Year ended December 31,
	2021	2022
Financial expenses:
Financial expenses related to liabilities in respect of business combinations	$2,817	$744
Interest expenses on loans and borrowings	615	1,743
Interest expenses attributed to leases	719	691
Bank charges, negative foreign exchange differences and other financial expenses	2,468	2,559
	6,619	5,737
Financial income:
Interest income from deposits, positive foreign exchange differences and other financial income	113	1,392
	113	1,392

Financial expenses, net	$6,506	$4,345

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 21:-	SELECTED STATEMENTS OF INCOME DATA (Cont.)

e.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2021	2022
Numerator:
Net income attributable to Magic shareholders	$29,767	$40,470
Denominator:
Basic earnings per share - weighted average shares outstanding	49,055,082	49,089,044
Effect of dilutive securities	44,972	42,267
Diluted earnings per share – adjusted weighted average shares outstanding	49,100,054	49,131,311
Basic and diluted net earnings per share	0.61	0.82

Note 22:-	operating segments

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and none proprietary software technology) and IT professional services.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:-	operating segments (Cont.)

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental outsourcing services.

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2022

Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030

Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762

Depreciation and amortization	$10,321	$9,102	$372	$19,795

2021

Total revenues	$95,589	$384,736	$-	$480,325
Expenses	74,863	347,712	5,627	428,202

Operating income (loss)	$20,726	$37,024	$(5,627)	$52,123

Depreciation and amortization	$10,619	$8,846	$372	$19,837

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

Note 22:-	operating segments (Cont.)

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
United States	$254,342	$308,485
Israel	180,462	205,258
Europe	30,085	39,247
Japan	11,443	10,121
Other	3,993	3,681
	$480,325	$566,792

d.	The Company’s long-lived assets are located as follows:

	January, 1	December 31,
	2021	2021	2022
United States	$74,577	$76,369	$82,325
Israel	129,248	138,071	148,819
Europe	5,115	4,423	7,885
Japan	6,428	5,543	4,696
Other	3,069	2,939	2,905
	$218,437	$227,345	$246,630

e.	The Company does not allocate its assets or liabilities to its reportable segments; accordingly, asset or liabilities information by reportable segments is not presented.

f.	In 2021 and 2022, the Company had one major customer, included in the IT professional services segment, which accounted for 14% and 15% of the Company revenues, respectively.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS

These financial statements for the year ended December 31, 2022 are The Company’s first consolidated financial statements prepared in accordance with IFRS. The date of transition to IFRS is January 1, 2021. For periods up to and including the year ended December 31, 2021, The Company prepared its consolidated financial statements in accordance with U.S. GAAP.

Accordingly, The Company has prepared financial statements that comply with IFRS applicable as of December 31, 2022, together with the comparative period data for the year ended December 31, 2021, as described in the summary of significant accounting policies (Note 2). In preparing the financial statements, The Company’s opening consolidated statement of financial position was prepared as of January 1, 2021, The Company’s date of transition to IFRS. This note explains the principal adjustments made by The Company in representing its U.S. GAAP financial statements, including the statement of financial position as of January 1 and December 31, 2021 and the financial statements for the year ended December 31, 2021, in order to comply with IFRS.

As a first-time adopter of IFRS, The Company applied IFRS 1 First-time Adoption of International Financial Reporting Standards. The Standard contains a number of voluntary and mandatory exemptions from the requirement to retrospectively apply IFRS, which The Company has applied as of January 1, 2021.

The Company has applied the mandatory exceptions and certain optional exemptions as set out below:

Business combinations —

a)	With respect to the business combination of all subsidiaries acquired during the years ended December 31 2020 and 2021, which were consolidated as subsidiaries under the U.S. GAAP in the Company’s consolidated statements of financial position before the date of the transition to IFRS, the Company elected not to apply IFRS 3 Business Combinations retrospectively. As a result, assets recognized, and liabilities assumed in past business combinations under U.S. GAAP have remained unchanged at the date of transition.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

Reconciliation of statements of financial position as of January 1, 2021 (date of transition to IFRS) and December 31, 2021:

		As of January 1, 2021
	U.S. GAAP	Other GAAP Adjustments and reclassifications	IFRS
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,127	$-	$88,127
Short-term deposits	289	-	289
Trade receivables, net	91,986	-	91,986
Unbilled receivables and contract assets	19,073	-	19,073
Other accounts receivable and prepaid expenses	11,751	-	11,751
Total current assets	211,226	-	211,226

LONG-TERM ASSETS:
Severance pay fund	4,673	(4,673)	-
Deferred taxes	6,397	(162)	6,235
Right-of-use assets	24,509	(1,146)	23,363
Other accounts receivable	5,507	-	5,507
Property, plants and equipment, net	5,988	-	5,988
Intangible assets, net	53,404	-	53,404
Goodwill	135,682	-	135,682
Total long-term assets	236,160	(5,981)	230,179

Total assets	$447,386	$(5,981)	$441,405
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term debt	$11,529	$69	$11,598
Trade payables	14,250	-	14,250
Accrued expenses and other accounts payable	41,846	(69)	41,777
Current maturities of operating lease liabilities	3,413	379	3,792
Liabilities in respect of business combinations	4,998	-	4,998
Redeemable non-controlling interests	-	14,611	14,611
Deferred revenue and customer advances	8,793	-	8,793
Total current liabilities	84,829	14,990	99,819

LONG-TERM LIABILITIES:
Long-term debt	13,352	-	13,352
Long-term operating lease liabilities	21,109	121	21,230
Liability in respect of business combinations	10,926	-	10,926
Deferred taxes	17,639	(155)	17,484
Redeemable non-controlling interests	-	9,315	9,315
Accrued severance pay, net	5,545	(4,673)	872
Total long-term liabilities	68,571	(4,608)	73,179

REDEEMABLE NON-CONTROLLING INTEREST	24,980	(24,980)	-

EQUITY
Share capital	1,164	-	1,164
Additional paid-in capital	211,713	(23,298)	188,415
Accumulated other comprehensive loss	7,835	(398)	7,437
Accumulated earnings	39,720	22,953	62,673
Total equity attributable to company shareholders’	260,432	(743)	259,689
Non-controlling interests	8,574	143	8,718
Total equity	269,006	(600)	268,407
Total liabilities, redeemable non-controlling interest and equity	$447,386	$(5,981)	$441,405

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

		As of December 31, 2021
	U.S. GAAP	Other GAAP Adjustments and reclassifications	IFRS
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$88,090	$-	$88,090
Short-term deposits	5,586	-	5,586
Trade receivables, net	116,975	-	116,975
Unbilled receivables and contract assets	25,096	-	25,096
Other accounts receivable and prepaid expenses	11,032	(5)	11,027
Total current assets	246,779	(5)	246,774

LONG-TERM ASSETS:
Severance pay fund	3,646	(3,646)	-
Deferred taxes	8,091	(98)	7,993
Right-of-use assets	24,299	(1,019)	23,280
Other accounts receivable	5,165	-	5,165
Property, plants and equipment, net	5,872	-	5,872
Intangible assets, net	51,390	-	51,390
Goodwill	146,803	-	146,803
Total long-term assets	245,266	(4,763)	240,503

Total assets	$492,045	$(4,768)	$487,277
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short term debt	$17,032	$76	$17,108
Trade payables	24,711	-	24,711
Accrued expenses and other accounts payable	45,173	(82)	45,091
Current maturities of operating lease liabilities	3,943	(676)	3,267
Liabilities in respect of business combinations	6,635	-	6,635
Redeemable non-controlling interests	-	23,197	23,197
Deferred revenue and customer advances	10,771	-	10,771
Total current liabilities	108,265	22,515	130,780

LONG-TERM LIABILITIES:
Long-term debt	20,155	-	20,155
Long-term operating lease liabilities	20,970	937	21,907
Liability in respect of business combinations	13,892	-	13,892
Deferred taxes	18,112	(167)	17,945
Redeemable non-controlling interests	-	6,137	6,137
Accrued severance pay, net	4,551	(3,646)	905
Total long-term liabilities	77,680	3,261	80,941

REDEEMABLE NON-CONTROLLING INTEREST	30,432	(30,432)	-

EQUITY
Share capital	1,165	-	1,165
Additional paid-in capital	211,543	(27,496)	184,047
Accumulated other comprehensive loss	9,294	(30)	9,264
Accumulated earnings	43,246	27,414	70,660
Total equity attributable to company shareholders’	265,248	(112)	265,136
Non-controlling interests	10,420	-	10,420
Total equity	275,668	(112)	275,556
Total liabilities, redeemable non-controlling interest and equity	$492,045	$(4,768)	$487,277

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

Reconciliation of the consolidated statement of profit or loss for the year ended December 31, 2021:

		Year ended December 31, 2021
	U.S. GAAP	GAAP Adjustments and reclassifications	IFRS
Revenues
Software services	$30,934	$-	$30,934
Maintenance and technical support	36,149	-	36,149
Consulting services	413,242	-	413,242

Total revenues	480,325	-	480,325

Cost of revenues:
Software services	12,182	-	12,182
Maintenance and technical support	4,144	-	4,144
Consulting services	331,005	-	331,005

Total cost of revenues	347,331	-	347,331

Gross profit	132,994	-	132,994

Research and development expenses, net	8,995	-	8,995
Selling, marketing expenses	38,147	-	38,147
General and administrative expenses	32,110	(888)	31,222
Change in valuation of contingent consideration related to acquisitions	2,507	-	2,507

Operating income	51,235	888	52,123

Financial expenses	(3,268)	(534)	(3,802)
Financial income	113	-	113
Increase in valuation of consideration related to acquisitions	(2,817)	-	(2,817)

Income before taxes on income	45,263	354	45,617
Taxes on income	10,359	(81)	10,278

Net income	34,904	435	35,339

Attributable to:
Redeemable non-controlling interests	3,517	(3,517)	-
Non-controlling interests	2,055	3,517	5,572
Equity holders of the Company	$29,332	$435	$29,767

Net earnings per share attributable to company Shareholders

Basic and diluted earnings per share	$0.52	$0.09	$0.61

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

Notes to the adjustments and reclassifications made in order to comply with IFRS:

1.	Deferred taxes

Under the U.S. GAAP, the Company has recognized deferred tax assets and liabilities in respect of right of use assets and lease liabilities. Adjustment to deferred taxes were recognized to conform with the transition to IFRS, as the book basis of such right of use assets and lease liabilities differs between U.S. GAAP and IFRS.

2.	Post-employment benefits

In accordance with U.S. GAAP, The Company’s liability for severance pay with respect to its Israeli employees (for the period for which the employees were not included under section 14 of the Severance Pay Law) was calculated pursuant to the Severance Pay Law, based on the most recent salary of the employees, multiplied by the number of years of employment as of the reporting date. The Company’s plan assets, which cover part of this obligation, were presented as an asset on the Company’s consolidated statements of financial position, based on its cash-surrendered value. In accordance with IFRS, the liability for severance pay is measured using the projected unit credit method and actuarial assumptions (which include rates of employee turnover and future salary increases based on the estimated timing of payment), and is presented based on discounted expected future cash flows. The liability for severance pay shown in the statement of financial position, is net of the fair value of the plan assets. Remeasurements of the net liability are recognized in other comprehensive income in the period in which they occur.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

The Company has elected to recognize all cumulative actuarial gains and losses as at the date of transition in retained earnings. The Company is not required to re-compute the unrecognized portion of actuarial gains and losses from the inception of the defined benefit plans. Instead, The Company applies IAS 19 Employee Benefits from the date of transition. Therefore, at the date of transition, The Company recognizes the pension obligations in accordance with IAS 19 Employee Benefits and no unrecognized actuarial gains and losses are presented at the transition date. The Company’s net liability for severance pay as of January 1, 2021 and December 31, 2021, decreased by $4,673 and $3,646, retrospectively, as a result from the different measurement.

3.	Redeemable non-controlling interests

Under U.S. GAAP, redeemable non-controlling interests were classified as mezzanine equity on the consolidated statements and measured at each reporting period at the higher of their redemption amount or the non-controlling interest book value. The profit attributed to the redeemable non-controlling interests was recorded in profit or loss and included in “Net income attributable to redeemable non-controlling interests”. Changes to the redemption amount of the redeemable non-controlling interests were recorded in retained earnings. Such change to the redemption amount of the redeemable non-controlling interests was excluded from the net income attributable to Magic shareholders for the purpose of calculating the earnings per share numerator.

In accordance with IFRS, put option granted to non-controlling interests are classified as financial liability on the consolidated statements of financial position ($ 14,611 and $ 9,315 short-term and long-term, respectively, as of January 1, 2021 and $ 23,197 and $ 6,137 short-term and long-term, respectively, as of December 31, 2021), and measure based on the present value of the consideration to be transferred upon the exercise of the put option.

When the Company grants to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to the Company any benefits incidental to ownership of the equity instrument (i.e. the Company does not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in equity of the Company, under “Additional paid-in capital”, and in contrary to U.S. GAAP, such difference has no effect on the calculation of the earnings per share numerator.

The Company remeasures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the put option expires, the liability is settled and a portion of the investment in the subsidiary disposed of, without loss of control therein.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

4.	Right of use assets and lease liabilities

Under U.S. GAAP, ROU assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”) based on the information available on the commencement date in determining the present value of lease payments. The Company’s IBR is estimated to approximate the interest rate for collateralized borrowing with similar terms and payments and in economic environments where the leased asset is located. Certain leases include options to extend or terminate the lease. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Moreover, the ROU asset may also include initial direct costs, which are incremental costs of a lease that would not have been incurred if the lease had not been obtained. The Company uses the long-lived assets impairment guidance in ASC Subtopic 360-10, “Property, Plant, and Equipment - Overall,” to determine whether a right-of-use asset is impaired, and if so, the amount of the impairment loss to recognize. An option to extend the lease is considered in connection with determining the ROU asset and lease liability when it is reasonably certain that the Company will exercise that option. An option to terminate is considered unless it is reasonably certain that the Company will not exercise the option.

In accordance with IFRS, for leases in which the Company is the lessee, the Company recognizes on the commencement date of the lease a right-of-use asset and a lease liability, excluding leases whose term is up to 12 months and leases for which the underlying asset is of low value. For these excluded leases, the Company has elected to recognize the lease payments as an expense in profit or loss on a straight-line basis over the lease term. In measuring the lease liability, the Company has elected to apply the practical expedient in IFRS 16 and does not separate the lease components from the non-lease components (such as management and maintenance services, etc.) included in a single contract.

On the commencement date, the lease liability includes all unpaid lease payments discounted at the interest rate implicit in the lease, if that rate can be readily determined, or otherwise using the Company’s incremental borrowing rate. After the commencement date, the Company measures the lease liability using the effective interest rate method.

On the commencement date, the right-of-use asset is recognized in an amount equal to the lease liability plus lease payments already made on or before the commencement date and initial direct costs incurred less any lease incentives received. The right-of-use asset is measured by applying the cost model and depreciated over the shorter of its useful life or the lease term. The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

5.	Reconciliation between the total equity attributable to Magic’s shareholders as reported under the U.S. GAAP as of January 1, 2021 and December 31, 2021 compared to the amounts reported in accordance with IFRS.

	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total Equity attributable to Magic’s shareholders
	As of January 1, 2021
As reported in the Company’s consolidated financial statements as of January 1, 2021 in accordance with U.S. GAAP:	$1,164	$211,713	$39,720	$7,835	$260,432
Transition to IFRS:
Measurement adjustments related to leases	-	-	(1,654)	-	(1,654)
Measurement adjustments related to redeemable non-controlling interests	-	(23,298)	24,607	(398)	911
	-	(23,298)	22,953	(398)	(743)

As of January 1, 2021 in accordance with IFRS:	$1,164	$188,415	$62,673	$7,437	$259,689

	As of December 31, 2021
As reported in the Company’s consolidated financial statements as of December 31, 2021 in accordance with U.S. GAAP:	$1,165	$211,543	$43,246	$9,294	$265,248

Transition to IFRS:
Measurement adjustments related to leases	-	-	(1,210)	-	(1,210)
Measurement adjustments related to redeemable non-controlling interests	-	(27,496)	28,624	(30)	1,098
	-	(27,496)	27,414	(30)	(112)

As of December 31, 2021 in accordance with IFRS:	$1,165	$184,047	$70,660	$9,264	$265,136

6.	Certain reclassifications have been made to the consolidated statements of financial position. Such reclassifications affect the presentation of certain items in the consolidated statement of financial position, and have no impact on net income or equity of The Company:

Under the U.S. GAAP, redeemable non-controlling interests were presented as a separate mezzanine equity item on the consolidated statements. In accordance with IFRS, redeemable non-controlling interests are classified as financial liability on the consolidated statements of financial position ($14,611 and $9,315 short-term and long-term, respectively, as of January 1, 2021 and $15,454 and $13,880 short-term and long-term, respectively, as of December 31, 2021)

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data

NOTE 23:-	Transition to IFRS (Cont.)

Finance expenses and income - In accordance with U.S. GAAP, financial income and expense were presented net in the Company’s consolidated statements of profit or loss (although presented separately in a note). Under the IFRS, the Company has separately classified financial income and expense in its consolidated financial statements.

Accrued interest on loans – Under U.S. GAAP, the Company elected to present the accrued interest on loans as part of accrued expenses and other accounts payable in its consolidated statements of financial position. Under IFRS, the Company elected to reclassify the balance to short term debt in its consolidated statements of financial position, mainly in order to comply with parent company reporting requirements.

NOTE 24:-	SUBSEQUENT EVENTS

a)	On March 9, 2023, the Company declared a cash dividend of $14,728, or $0.3 per share to its shareholders of record on April 10, 2023. The dividend was paid on April 20, 2023.

b)	On March 27, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which , the Company borrowed $20,000 for a four-year term (the “Bank Loan”). The Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) starting March 27, 2024. The Bank Loan bears interest at the rate SOFR + 3.38%.

- - - - - - - - - - - - - - - - - - -

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

DETAILS OF SUBSIDIARIES AND AFFILIATE

Details of the percentage of control of the share capital and voting rights of subsidiaries and an affiliate as of December 31, 2022:

Subsidiary Name	Country of Incorporation	Ownership Percentage
Magic Software Japan K.K	Japan	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Coretech Consulting Group, Inc. (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Complete Business Solutions Ltd	Israel	100%
Datamind Technologies Ltd (shares held by Complete Business Solutions Ltd)	Israel	100%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Pilat Europe Ltd.	United Kingdom	100%
Pilat (North America), Inc.	New Jersey	100%

MAGIC SOFTWARE ENTERPRISES LTD.

APPENDIX TO CONSOLIDATED FINANCIAL STATEMENTS

Subsidiary Name	Country of Incorporation	Ownership Percentage
Roshtov Software Industries Ltd	Israel	80%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
FTS Bulgaria Ltd. (FTS Global Ltd.) (shares held by F.T.S. - Formula Telecom Solutions Ltd.)	Bulgaria	100%
Comblack IT Ltd	Israel	80.1%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	100%
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
OnTarget Group, Inc	North Carolina	100%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
PowWow Inc.	California	100%
BA Microwaves Ltd.	Israel	56.67%
Stockell Information Systems Inc.	Missouri	100%
Mobisoft Ltd.	Israel	73.75%
Magic Hands B.V.	Netherlands	100%
Knowledge & Solutions Software B.V.	Netherlands	100%
Aptonet, Inc.	Georgia	100%
Comm-IT USA, Inc.	Delaware	100%
Comblack Municipal Services Ltd.	Israel	70%
Shavit Human resource Ltd.	Israel	100%
Menarva Ltd.	Israel	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Appush Technologies Ltd (Formerly known as Vidstart Ltd)	Israel	80.1%
Appush Inc. (Shares held by Appush Technologies Ltd)	Delaware	100%
The Goodkind Group, LLC	New York	100%
Goodkind Hospitality, LLC	Delaware	100%
Intrabases SAS	France	100%

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of January 1, 2021, December 31, 2021 and December 31, 2022, and the related statements of profit or loss, comprehensive income and cash flows and for each of the two years in the period ended December 31, 2022, and the related notes. In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at January 1, 2021, December 31, 2021 and December 31, 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA”) and our report dated February 20, 2023 expressed an unqualified opinion thereon.

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

Tokyo, Japan

February 20, 2023	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K.K.’s (the “Company”) internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on Section 404 of the Sarbanes-Oxley Act (“SOA”).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statements of financial position of the Company as of December 31, 2021 and 2022, and the related statements of comprehensive income and cash flows for each of the three years in the period ended December 31, 2022 and our report dated February 20, 2023 expressed unqualified opinion.

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

Tokyo, Japan

February 20, 2023	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 11, 2023