Form 20-F
period 2023-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2024-05-13
CIK 876779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

Terminal Center, Yahadut Canada 1 Street, Or Yehuda 6037501, Israel

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

As of December 31, 2023, the Registrant had 49,099,305 Ordinary Shares, par value NIS 0.1 per share, outstanding

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

INTRODUCTION

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. Together with our subsidiaries we are a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, as well as (iv) cloud-based services for end-to-end digital transformation.

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

As part of our software services and IT outsourcing services, we offer to hundreds of customers mainly in Israel and in North America an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud, cyber, digital, data and DevOps, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case with the goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow healthcare service providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front and back-office professionals and consumers; (ii) enterprise management system for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) revenue management and monetization solutions in mobile, wireline, broadband and mobile virtual network operator/enabler, or MVNO/E (“Leap”); (v) comprehensive system for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; (vi) comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and (vii) comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”). Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in rehabilitation and treatment. Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment, medical files and management of large organization.

Based on our technological capabilities and our specialists, our software solutions and software services enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,628 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our application development and business process integration platforms consist of:

●	Magic xpa – a proprietary low-code application platform for developing and deploying business applications.

●	AppBuilder – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

●	Magic xpi – a proprietary low-code platform for on premises application integration.

i

●	Magic xpi cloud native – a configuration based on Kubernetes focuses on scalability, security and resilience.

●	FactoryEye – a cloud-based pre-packaged but flexible end-to-end data management platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance and ongoing improvement.

●	Magic Data Management and Analytics Platform– a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

●	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

Our vertical packaged software solutions include:

●	Clicks™ – a proprietary comprehensive core software solution for medical record information management system, used in the design and management of patient-files for managed care and large-scale healthcare providers. The platform is connected to each provider’s clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

●	Leap™ – a proprietary comprehensive core software solution for Business Support Systems, or BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

●	Hermes Cargo – Hermes Air Cargo Management System and Hub Management System is a proprietary, state-of-the-art, cloud-first event driven software solution for managing air cargo ground handling. The Hermes SaaS, offered as a complete Managed Service, includes Hermes Cloud CMS and HMS, Hermes Business Intelligence (BI) and Data Lakes, Hermes Landside Management, Hermes Track & Trace, Hermes Learning Management System, and Hermes Integration APIs, providing lower entry costs and a pay-as-you-go offering for its customers, as well as pushing customers’ digital credentials. The Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. the system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes Solution is delivered on a licensed or fully hosted basis.

●	HR Pulse – A customizable single-tenant SaaS tool that helps organizations to monitor employee performance, progress and potential through a menu of templates that can create new HCM solutions, complement existing processes, and/or integrate with legacy HR systems already in use by organizations.

●	MBS Solution – a proprietary comprehensive core system for TV broadcast management for use in managing broadcast channels.

●	Nativ – a proprietary comprehensive core system for management of rehabilitation centers

●	Mobisale – a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers

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

In addition, we provide on an increasingly global basis a broad range of advanced software professional services and IT outsourcing services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, Digital, DevOps (Development & Operations), Mobile, Open Source, Big Data and Analytical BI, M/F, Security & Cyber, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required in each case with our goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

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

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel.

The forward-looking statements made in this annual report speak only to our views as of the date on which the statements are made. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed in Item 3 – “Key Information” under the caption “Risk Factors” and cautionary statements appearing elsewhere in this annual report in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements.

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

A. Reserved

B. Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. We operate globally in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of those risks and uncertainties that may have a material adverse effect on our business, financial position, results of operations or cash flows. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares.

Risks Related to Our Business and Our Industry

●	The implementation of our M&A growth strategy involves significant risks, and the failure to integrate acquired companies successfully may adversely affect our future results.

●	Our development cycles are lengthy, and we incur significant expenses before we generate revenues, if any, from our solutions.

●	Our products have a lengthy sales cycle that could adversely affect our revenues.

●	We are dependent on a limited number of core product families.

●	Macro-economic headwinds may again, adversely impact our revenues, profitability and cash flows.

●	Our inability to respond to the evolving technological environment could materially affect our results of operations

●	Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract, motivate and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Failure to manage our growth— both organic and non-organic—could harm our business.

●	If we fail to successfully plan and manage changes in the size of our operations in response to changes in demand for our products and services, our business will suffer.

●	If existing customers are not satisfied with our solutions and services, fail to make subsequent purchases from us, or discontinue use of such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	We face intense competition in the markets in which we operate and we might not be able to compete effectively. This could adversely affect our business, results of operations and financial condition.

●	Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

●	We are exposed to economic and market conditions that impact the communications industry.

●	A reduction of government spending in Israel on IT services, from which some of our revenues are derived, may reduce our revenues and profitability.

●	Intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

●	Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

●	We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

●	Fluctuations in foreign currency exchange rates have in recent past adversely affecting, and could again to adversely affect our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	Security vulnerabilities in our software solutions could lead to reduced revenue or to liability claims.

●	Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

●	Errors or defects in our software solutions could inevitably arise.

●	Third parties may assert that we have infringed their intellectual property rights.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights, unsatisfactory performance of services, or similar matters and our insurance policies may not be sufficient to cover these damages.

●	Our intellectual property rights and our source code insufficiently protected.

●	The loss of third-party technology and intellectual property could limit the functionality of our products.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require our release of source code.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Our business may be materially affected by changes to fiscal and tax policies.

●	Certain of our credit facility agreements are subject to a number of restrictive covenants.

●	Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

●	We identified a material weakness in our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned.

Risk Related to Our Ordinary Shares

●	Our Ordinary Shares are traded on more than one market, which may result in price variations.

●	There is relatively limited trading volume for our shares, which reduces and increases volatility.

●	We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act, and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

●	As of April 1, 2024, our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 46.71% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

●	We have a history of quarterly fluctuations in results of operations which contributes and expect these fluctuations to continue.

Risks Related to Our Location in Israel

●	The ongoing war and hostilities between Israel and terrorist groups— Hamas in Gaza, and Hezbollah in Lebanon— may limit our ability to sell our products and services.

●	Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

●	We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

●	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

●	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to Our Business and Our Industry

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. Most recently, on June 8, 2023, we acquired a 60% share interest in K.M.T. (M.H.) Technologies Communication Computer Ltd., an Israeli provider of secured private, public and hybrid cloud computing managed services along with full spectrum of IT communication and professional services - from IT support and helpdesk to IT infrastructure and telephony services. During 2023, we also increased our holdings in Mobisoft Ltd. (an Israeli provider of proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers) from 73.7% to 98.5% and in Appush Ltd. (formerly known as Vidstart Ltd.), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization in the competitive digital ecosystem, to 100%, transforming it into a wholly-owned subsidiary. All such acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating K.M.T. (M.H.) Technologies Communication Computer Ltd and other businesses that we have acquired or may acquire from time to time include:

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

Our development cycles are lengthy, and we may not have the resources available to complete development of new, enhanced or modified solutions. We may incur significant expenses before we generate revenues, if any, from our solutions.

Because our software solutions are complex and require rigorous testing, development cycles can be lengthy, taking us up to two years to develop and introduce new, enhanced or modified solutions. Moreover, development projects can be technically challenging and expensive. The nature of these development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we generate revenues, if any, from such expenses. In addition, adapting to evolving technologies may require us to invest a significant amount of resources, time and attention into the development, integration, support and marketing of those technologies. The acceptance and growth of cloud computing is an example of a rapidly changing technology, which we have adapted into our products, packaged software solution and software service offerings. This required us to make a substantial financial investment to develop and implement cloud computing into our software solution models and has required significant attention from our management to refine our business strategies to include the delivery of such solution.

As the market continues to adopt new technologies, we expect to continue to make substantial investments in our software solutions, system integrations and professional services related to these changing technologies, and in the future we may not have sufficient funds or other resources to make the required investments. Furthermore, we may invest substantial resources in the development of solutions that do not achieve market acceptance or commercial success. Even if we succeed in adapting to a new technology by developing attractive products and services and successfully bringing them to market, there is no assurance that the new product or service will have a positive impact on our financial performance and could even result in lower revenue, lower margins and higher costs and therefore could negatively impact our financial performance. If release dates of any future products or enhancements are delayed our business, financial condition and results of operations could be adversely affected.

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

Macro-economic headwinds caused by inflation, relatively high interest rates, global supply problems and fluctuations in currency exchange rates have, in the recent past, and may again, adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global information technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our software solutions and services primarily in North America and in Israel, as well as, to a smaller extent, in various parts of the rest of the world. Uncertain economic conditions in those markets, including due to lingering inflation, current relatively high interest rates and potential decreased economic output may reduce overall demand for our insurance software solutions and services. These factors could also delay or lengthen our sales cycles, and inhibit our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as result in an increase in customer bad debt. In addition, the weakening of New Israeli Shekel and the European currencies in comparison to the U.S. dollar adversely impacted in a material manner, our revenues and our results of operations as measured in U.S. dollars in 2023 compared to 2022 and may continue to adversely impact them in the future. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that were generated by these trends have created challenges for our business in 2023 as we experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds.

In addition to exerting the foregoing impact, macro-economic headwinds may amplify a number of risks for us, including, but not limited to, the following:

●	our ability to increase sales of new, enhanced solutions to existing customers may be hindered due to more cautious purchasing and investment strategies by corporate customers;

●	reduced economic activity, which could lead to a recession, could negatively impact customer discretionary spending on insurance solutions, which in turn could substantially impact our business operations and financial condition in an adverse manner;

●	our customer success efforts, our ability to enter into new markets and to acquire new customers may be impeded, in part due to lengthening of our sales cycles;

●	there may be an increase in our credit losses reserves as customers face economic hardship and collectability becomes more uncertain, including due to the risk of bankruptcies;

●	our ability to retain, attract and recruit employees may be adversely impacted if our growth rate and profitability decrease;

●	our ability to complete acquisitions may be hampered if we need to seek financing for such acquisitions; and

●	our ability to raise capital may be hurt.

The full impact of economic headwinds on our business and our future performance may also have the effect of heightening any of our other risk factors described in this annual report and is difficult to predict when and whether those trends will continue, so there is some level of risk that any guidance we provide to the market may turn out to be incorrect.

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

Developments in the industries we serve, which may be rapid, could also shift demand to new services and solutions. If, as a result of new technologies or changes in the industries we serve, our clients demand new services and solutions, we may be less competitive in these new areas or need to make significant investment to meet that demand. Our growth strategy focuses on responding to these types of developments by driving innovation that will enable us to expand our business into new growth areas. If we do not sufficiently invest in new technology and adapt to industry developments or evolve and expand our business at sufficient speed and scale, or if we do not make the right strategic investments to respond to these developments and successfully drive innovation, our services and solutions, our results of operations, and our ability to develop and maintain a competitive advantage and to execute on our growth strategy could be adversely affected.

We operate in a rapidly evolving environment in which there currently are, and we expect will continue to be, new technology entrants. New services or technologies offered by competitors or new entrants may make our offerings less differentiated or less competitive when compared to other alternatives, which may adversely affect the results of our operations. In addition, companies in the industries we serve sometimes seek to achieve economies of scale and other synergies by combining with or acquiring other companies. If one of our current clients merges or consolidates with a company that relies on another provider for the services and solutions we offer, we may lose work from that client or lose the opportunity to gain additional work if we are not successful in generating new opportunities from the merger or consolidation.

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

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions to our portfolio—all while we seek to ensure our continued high quality of services and product delivery. In the past five years we made numerous acquisitions.

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

If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract, motivate and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

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

There is a risk that at certain points in time, we may have more personnel than we need in certain skill sets or at compensation levels that are not aligned with skill sets. In these situations, we have engaged, and may in the future engage, in actions to rebalance our resources, including reducing the rate of new hires and increasing involuntary terminations as a means to keep our supply of skills and resources in balance with client demand. At certain times, we will find it difficult to hire and retain a sufficient number of employees with the skills or backgrounds to meet current and/or future demand. In these cases, we might need to redeploy existing personnel or increase our reliance on subcontractors to fill certain labor needs, and if not done effectively, our profitability could be negatively impacted. Additionally, as demand for our services and solutions has escalated at a high rate, to hire and retain people with the skills necessary to meet demand we have and may continue to adjust compensation, which puts upward pressure on our costs and may adversely affect our profitability if we are unable to recover these increased costs. If we are not successful in these initiatives, our results of operations could be adversely affected.

Moreover, our research and development, product delivery, and general and administrative, activities are conducted at locations where the competition for skilled professionals is particularly intense. While there historically has been strong competition for qualified human resources in the high-tech industry, it has experienced record growth and activity over the last few years. This flurry of growth and activity caused a sharp increase in job openings in both high-tech companies and research and development centers, as well as the intensification of competition between employers to attract qualified employees. Employee attrition— for all fields and professions, and for all levels of management—accompanied this strong competition, and high-tech companies such as ours that are based in Israel and other jurisdictions have recently faced a severe shortage of skilled human capital, including engineering, research and development, sales and customer support personnel.

While the foregoing trend has moderated over the last one to two years, if, going forward, we are unable to hire or retain qualified personnel we may be unable to meet the needs of our customers. Even if we succeed at retaining the necessary skilled personnel, our investments in our personnel may increase our costs of operations and thereby reduce our profitability, unless accompanied by increased revenues. As a result of the intense competition for qualified human resources, the high-tech market in which we operate has experienced and may continue to experience significant wage inflation. Accordingly, our efforts to attract, retain and develop personnel may also result in significant additional expenses, which could adversely affect our profitability. Given the highly competitive industry in which we operate and its continued evolution, we may not succeed in increasing our revenues in line with our increasing investments in our personnel and research and development efforts.

Failure to manage our growth— both organic and non-organic—could effectively harm our business.

In recent years, we experienced, and expect to continue to experience growth in our operations that has placed, and will continue to place, a significant strain on our operational and financial resources and on our personnel. To manage our anticipated future growth effectively, we must maintain and may need to enhance our information technology infrastructure, financial and accounting systems and controls and manage expanded operations and employees in geographically diverse locations. We also must attract, train and retain a significant number of additional qualified sales and marketing personnel, professional services personnel, and management personnel. Our failure to manage our growth effectively could have a material adverse effect on our business, results of operations and financial condition. Our growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of new services or product enhancements. For example, it may take as long as three to six months to hire and train a new member of our professional services staff. We make decisions regarding the size of our professional services staff based upon our expectations with respect to customer demand for our products and services. If these expectations are incorrect, and we increase the size of our professional services organization without experiencing an increase in sales of our products and services, we will experience reductions in our gross and operating margins and net income. If we are unable to effectively manage our growth, our expenses may increase more than expected, our revenues could decline or grow more slowly than expected and we may be unable to implement our business strategy. Our growth may also be accompanied by greater exposure to litigation, including suits by clients, vendors, employees or former employees, as the sizes of our workforce and our overall international operations increase. All such litigation carries with it related costs and could divert management’s attention from ongoing business concerns.

We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

In recent past years, we have both grown and contracted our operations, in some cases rapidly, to profitably offer our software solutions and services in a continuously changing market. If we are unable to manage these changes, or to plan and manage any future changes in the size and scope of our operations, our business may be negatively impacted.

Restructurings and cost reduction measures that we have implemented in the past as during the second half of 2023 have reduced the size of our operations and workforce. Reductions in personnel can result in significant severance, administrative and legal expenses, and may also adversely affect or delay various sales, marketing and product development programs and activities. These cost reduction measures have included and may in the future include employee separation costs and consolidating and/or relocating certain of our operations to different geographic locations.

During periods of expansion, we may need to serve several new customers or implement new large-scale projects in short periods of time. This may require us to attract and train additional IT professionals at a rapid rate, as well as quickly expand our facilities, which may be difficult to successfully implement.

If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

We depend heavily on repeated software and services revenues from our base of existing clients. Two of our largest clients accounted together for 20.6% and 16.8% of our revenues in the years ended December 31, 2022 and 2023, respectively and five of our largest clients accounted for 26.4% and 22.9% of our revenues in the years ended December 31, 2022 and 2023, respectively. Our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality solutions, professional services and integrity. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a customer’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely affects our customers’ businesses. Accordingly, In accordance, a significant decline in our revenue stream from existing clients, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition. For example, in 2023, one of our largest revenue generating clients, without advance notice, and due to reasons unrelated to our services, suspended significant parts of its active time and material based services with us.

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

We enter from time to time into firm fixed-price contracts where our delivery requirements sometimes span more than one year. Because certain of these contracts may involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results. Furthermore, we sometimes are dependent on the assistance of third-parties in implementing such projects, and such assistance may not be provided in a timely manner. Similarly, delays in the implementation of our projects (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows.If our overall cost-to-completion of a project significantly exceeds estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

We perform work for a wide range of Israeli governmental agencies and related subcontractors. Any reduction in total Israeli government spending or elimination for political or economic reasons (that could happen for example as a result of the “Iron Sword War” (Israel’s retaliatory war against the terrorist group Hamas in Gaza) or political instability, or cuts in Israel’s future state budget, or a pandemic, like it previously happened with COVID-19) may reduce our revenues and profitability. In addition, the Government of Israel has experienced significant delays in the approval of its annual budget in recent years. Such delays in the future could negatively affect our cash flows by delaying the receipt of payments from the government of Israel for services performed.

The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

The amount of goodwill and identifiable intangible assets on our consolidated statements of financial position has increased significantly over the last five years from approximately $136 million as of December 31, 2018 to $217 million as of December 31, 2023 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under IFRS, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

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

While our principal executive offices are located in Israel, 62%, 64% and 60% of our sales in the years ended December 31, 2021, 2022 and 2023, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of professional services, development application platforms, integration solutions and packaged software solutions is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

Our current international operation and our plans to further expand our international operations subjects us to many risks inherent to international business activities, including:

●	Limitations and disruptions resulting from the imposition of government controls;

●	Compliance with the U.S. Foreign Corrupt Practices Act of 1977, as amended, or FCPA, particularly in emerging market countries;

●	Import and export license requirements, tariffs, taxes and other trade barriers;

●	Increased exposure to global macroeconomic uncertainty caused by inflation and relatively high interest rates;

●	Political, social and economic instability abroad, terrorist attacks and general security concerns

●	Increased exposure to fluctuations in foreign currency exchange rates;

●	Complexity in our tax planning, and increased exposure to changes in tax regulations in various jurisdictions in which we operate, which could adversely affect our operating results and hinder our ability to conduct effective tax planning;

●	Increased financial accounting and reporting requirements and complexities;

●	Weaker protection of intellectual property rights in some countries;

●	Greater difficulty in safeguarding intellectual property;

●	Increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;

●	Longer payment cycles and difficulties in enforcing contracts and collecting accounts receivable;

●	The need to localize our products and licensing programs for international customers;

●	Lack of familiarity with and unexpected changes in foreign regulatory requirements;

●	The burden of complying with a wide variety of foreign laws and legal standards;

●	Multiple and possibly overlapping tax regimes.

As we continue to expand our business globally, our success will depend, largely, on our ability to anticipate and effectively manage these and other risks associated with our international operations. Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

Our international operations expose us to risks associated with fluctuations in currency exchange rates that have in recent past adversely affected and could once again adversely affect our business.

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2021, 2022 and 2023, approximately 47%, 46% and 53% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, Euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. In 2023 and in 2022, the NIS and Japanese yen depreciated relative to the US dollar by 9.7% and 6.9%, respectively and 4% and 19.7%, respectively (based on the average exchange rates over the course of 2023 as compared to 2022 and 2022 as compared to 2021, respectively), thereby decreasing the US dollar value of the revenues that we generated in those other currencies and having a negative impact on our revenues and on our results of operations. However, in 2021, the NIS appreciated relative to the US dollar by 6% which had positive impact on our revenues and on our results of operations. A continued trend of depreciation of such currencies relative to the US dollar in future periods would have a similar adverse impact.

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

Cyber-attacks or other breaches of network or IT security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our systems and operations. We may be subject to attempts to breach the security of our networks and IT infrastructure through cyber-attacks, malware, computer viruses and other means of unauthorized access, which could also impact the operation of our products and services. The potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses or loss of market share to other competitors. In addition, a failure to protect the privacy of customer and employee confidential data against breaches of network or IT security could result in damage to our reputation. From time to time we experience cyber-attacks and other security incidents of varying degrees (such as phishing attempts), none of which have had a material adverse effect on our business or operations to date. However, we could incur significant costs in order to investigate and respond to future attacks, to respond to evolving regulatory oversight requirements, to upgrade our cybersecurity systems and controls, and to remediate security compromise or damage. In response to past threats and attacks, we have implemented further controls and planned preventative actions to further strengthen our systems against future attacks. We also have in place disclosure controls that require the reporting of a cyber-attack internally, which help to ensure that our senior management team has relevant information concerning such an attack in a timely manner upon its discovery. However, such measures do not provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following past or future attacks will be successful.

Outside parties have in the past, and may in the future, attempt to fraudulently induce our employees to disclose sensitive, personal or confidential information via illegal electronic spamming, phishing or other tactics. This existing risk is compounded in the aftermath of the intense period of the COVID-19 pandemic, as we have implemented in our offices a hybrid model where a large portion of our workforce spend a portion of their time working in our offices and a portion of their time working from home. Unauthorized parties may also attempt to gain physical access to our facilities to infiltrate our information systems or attempt to gain access to our products, services, or information systems for the purpose of exfiltrating content and data. These actual and potential breaches of our security measures and the accidental loss, inadvertent disclosure or unauthorized dissemination of proprietary information or sensitive, personal or confidential data about us, our employees or our customers, including the potential loss or disclosure of such information or data as a result of hacking, fraud, trickery or other forms of deception, could expose us, our employees or our customers to a risk of loss or misuse of this information. This may result in litigation and liability or fines, our compliance with costly and time-intensive notice requirements, governmental inquiry or oversight or a loss of customer confidence, any of which could harm our business or damage our brand and reputation, thereby requiring time and resources to mitigate these impacts.

We have invested in advanced detection, prevention and proactive systems to reduce these risks. Based on independent audits, we believe that our level of protection is in keeping with the industry standards of peer technology companies. We also maintain a disaster recovery solution, as a means of assuring that a breach or cyber- attack does not necessarily cause the loss of our information. We furthermore review our protections and remedial measures periodically in order to ensure that they are adequate. We devote resources to address security vulnerabilities through enhancing security and reliability features in our systems, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, providing resources such as mandatory security training for our workforce and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins.

Despite these protective systems and remedial measures, techniques used to obtain unauthorized access are constantly changing, are becoming increasingly more sophisticated and often are not recognized until after an exploitation of information has occurred. We may be unable to anticipate these techniques or implement sufficient preventative measures, and we therefore cannot assure you that our preventative measures will be successful in preventing compromise and/or disruption of our information technology systems and related data. We furthermore cannot be certain that our remedial measures will fully mitigate the adverse financial consequences of any cyber-attack or incident. If we do not make a sufficient level of investment in our technology systems or if our systems become out-of-date or obsolete and we are not able to deliver the quality of data security that meet our independent security control certification requirements, our business could be adversely affected.

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

From time to time we have identified, and in the future we may identify other, vulnerabilities in some of our solutions and services. We devote significant resources to address security vulnerabilities through engineering more secure solutions, enhancing security and reliability features in our solutions and services, code hardening, conducting rigorous penetration tests, deploying updates to address security vulnerabilities, regularly reviewing our solutions’ security controls, reviewing and auditing our solutions against independent security control frameworks (such as ISO 27001, SOC 2), providing resources such as security training for our customers’ workforces and improving our incident response time, but security vulnerabilities cannot be totally eliminated. The cost of these steps could reduce our operating margins, and we may be unable to implement these measures quickly enough to prevent cyber-attackers from gaining unauthorized access into our solutions. Despite our preventative efforts, actual or perceived security vulnerabilities in our solutions may harm our reputation or lead to claims against us (and have in the past led to such claims) and could lead some customers to stop using certain systems or services, to reduce or delay future purchases of solutions or services, or to use competing solutions or services. If we do not make the appropriate level of investment in our solutions or if our solutions become out-of-date or obsolete and we are not able to deliver the quality of data security our customers require, our business could be adversely affected. Customers may also adopt security measures designed to protect their existing computer systems from attack, which could delay their adoption of our new solutions. Moreover, delayed sales, lower margins or lost customers resulting from disruptions caused by cyber-attacks and implementation of preventative measures could adversely affect our financial results, share price and reputation.

Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

Personal privacy has become a significant issue in the United States, Europe, and many other countries where we operate. Many government agencies and industry regulators continue to impose new restrictions and modify existing requirements about the collection, use, and disclosure of personal information. Changes to laws or regulations affecting privacy and security may impose additional liability and costs on us and may limit our use of such information in providing our services to customers. If we were required to change our business activities, revise or eliminate services or products, or implement burdensome compliance measures, our business and results of operations may be harmed. Additionally, we may be subject to regulatory enforcement actions resulting in fines, penalties, and potential litigation if we fail to comply with applicable privacy laws and regulations.

In particular, our European activities are subject to the European Union General Data Protection Regulation, or GDPR, which has created additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR became enforceable on May 25, 2018 and non-compliance may expose entities such as our company to significant fines or other regulatory claims. In the United States, the privacy regulations to which we may be subject include those promulgated under the authority of the Federal Trade Commission, state regulators and regulator enforcement positions and expectations. At the state level, all states have implemented security breach notification laws. Many states have adopted issue-specific laws pertaining to the use of GPS and biometrics, among other technologies. Additionally, several states, including California, Virginia, Maryland and Utah, have enacted laws creating new individual privacy rights for consumers (as that word is broadly defined in each law) and placing increased privacy and security obligations on entities handling personal data of consumers or households. In California, we are subject to the California Consumer Privacy Act, or CCPA. The CCPA imposes enhanced disclosure requirements for us regarding our interactions with customers who are residents of California, such as comprehensive privacy notices for consumers when we, or our agents, collect their personal information. We are further required to ensure third-party compliance, as under the CCPA we could be liable if third parties that collect, process or retain personal information on our behalf violate the CCPA’s privacy requirements. The sanctions for non-compliance include fines and/or civil lawsuits. Other U.S. states, including Colorado, Virginia, Utah, Texas and Connecticut, have enacted similar - but not identical - laws, which either are or will go into effect.

Any failure or perceived failure (including as a result of deficiencies in our policies, procedures or measures relating to privacy, data protection, marketing or client communications) by us to comply with laws, regulations, policies, legal or contractual obligations, industry standards or regulatory guidance relating to privacy or data security, may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity and could cause our clients and partners to lose trust in us, which could have an adverse effect on our reputation and business. We expect that there will continue to be new proposed laws, regulations and industry standards relating to privacy, data protection, marketing, consumer communications and information security in the United States, the European Economic Union and other jurisdictions, and we cannot determine the impact such future laws, regulations and standards may have on our business. While we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with these standards, to the extent that we fail to adequately comply, that failure could have an adverse effect on our business, financial conditions, results of operations and cash flows.

In addition, the application of existing laws to cloud-based solutions is particularly uncertain and cloud-based solutions may be subject to further regulation, the impact of which cannot be fully understood at this time. Moreover, these laws may be interpreted and applied in a manner that is inconsistent with our data and privacy practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data and privacy practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, any new regulation, or interpretation of existing regulation, imposing greater fees or taxes on internet-based services, or restricting information exchange over the Web, could result in a decline in the use and adversely affect sales of our products and our results of operations.

Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers and could even give rise to claims against us.

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

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

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

We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

In certain cases we have access to, and are required to collect and store, sensitive or confidential client information, including personally identifiable information. Some of our client agreements do not limit our potential liability for breaches of confidentiality, infringement indemnity and certain other matters. Furthermore, breaches of confidentiality may entitle the aggrieved party to equitable remedies, including injunctive relief. If any person, including any of our employees and subcontractors, penetrates our network security or misappropriates sensitive or confidential client information, including personally identifiable information, we could be subject to significant liability from our clients or from our clients’ customers for breaching contractual confidentiality provisions or privacy laws. Despite measures we take to protect the intellectual property and other confidential information or personally identifiable information of our clients, unauthorized parties, including our employees and subcontractors, may attempt to misappropriate certain intellectual property rights that are proprietary to our clients or otherwise breach our clients’ confidences. Unauthorized disclosure of sensitive or confidential client information, including personally identifiable information, or a violation of intellectual property rights, whether through employee misconduct, breach of our computer systems, systems failure or otherwise, may subject us to liabilities, damage our reputation and cause us to lose clients.

Many of our contracts involve projects that are critical to the operations of our clients’ businesses and provide benefits to our clients that may be difficult to quantify. Any failure in a client’s system or any breach of security could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Furthermore, any errors by our employees in the performance of services for a client, or poor execution of such services, could result in a client terminating our engagement and seeking damages from us.

In addition, while we have taken steps to protect the confidential information that we have access to, including confidential information we may obtain through usage of our cloud-based services, our security measures may be breached. If a cyber-attack or other security incident were to result in unauthorized access to or modification of our customers’ data or our own data or our IT systems or in disruption of the services we provide to our customers, or if our software solutions or services are perceived as having security vulnerabilities, we could suffer significant damage to our business and reputation.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2023, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 10 and Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

We identified a material weakness in our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2023 with respect to not retaining complete documentation as evidence for performing certain (i) business processes controls (including automated and IT-dependent manual) (ii) sufficiently precise management review controls and (iii) evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”).

We are in the process of remediating these deficiencies. As we continue to implement our remediation plan, we may decide to take additional further measures to address the material weakness or adjust the remediation steps accordingly. We will continue testing and evaluating the implementation of internal controls and revised processes to ensure whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

We believe that upon completion of all these actions, the material weakness will be fully remediated. However, the material weakness will not be considered remediated, until all applicable controls operate for a sufficient period of time and management has concluded, through testing, that controls are operating effectively.

We may in the future identify additional material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities, and could adversely affect our operating results, investor confidence in our reported financial information and the market price of our ordinary shares.

Risks Related to an Investment in Our Ordinary Shares

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

There has historically been limited trading volume in our Ordinary Shares, both on the NASDAQ Global Select Market and the TASE, which results in reduced liquidity for our shareholders. As a further result of the historically limited volume, our Ordinary Shares have experienced significant market price volatility in the past as in 2023 and may experience significant market price and volume fluctuations in the future, in response to factors such as announcements of developments related to our business, announcements by competitors, quarterly fluctuations in our financial results and general conditions in the industry in which we compete.

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

As of April 1, 2024 our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 46.71% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, beneficially owned 22,933,809 or 46.71%, of our outstanding Ordinary Shares as of April 1, 2024. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, beneficially owns 25.82% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns as of April 1, 2024 approximately 11.73% of the outstanding shares of Formula Systems.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Ordinary Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2023. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2024, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for U.S. investors, including: having gains realized on the sale of our Ordinary Shares treated as ordinary income, rather than a capital gain; the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. holders; and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10E. “Additional Information – Taxation” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

Certain U.S. holders of our Ordinary Shares may suffer adverse tax consequences if we or any of our non-U.S. subsidiaries are characterized as a “controlled foreign corporation,” or a CFC, under Section 957(a) of the Code. Certain changes to the CFC constructive ownership rules under Section 958(b) of the Code introduced by the U.S. Tax Cuts and Jobs Act of 2017 (“TCJA”) may cause one or more of our non-U.S. subsidiaries to be treated as CFCs, may also impact our CFC status, and may adversely affect United States holders of our Ordinary Shares. Generally, for U.S. shareholders that own 10% or more of the combined vote or combined value of our Ordinary Shares, this may result in adverse U.S. federal income tax consequences and these shareholders may be subject to certain reporting requirements with the U.S. Internal Revenue Service. Any such 10% U.S. shareholder should consult its own tax advisors regarding the U.S. tax consequences of acquiring, owning, or disposing of our Ordinary Shares and the impact of the TCJA, especially the changes to the rules relating to CFCs.

The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

Corporate tax reform, base-erosion efforts and tax transparency continue to be high priorities in many tax jurisdictions where we have business operations. As a result, policies regarding corporate income and other taxes in numerous jurisdictions are under heightened scrutiny and tax reform legislation is being proposed or enacted in a number of jurisdictions.

In 2015, the Organization for Economic Co-operation and Development, or the OECD, released various reports under its Base Erosion and Profit Shifting, or BEPS, action plan to reform international tax systems and prevent tax avoidance and aggressive tax planning. These actions aim to standardize and modernize global corporate tax policy, including cross-border taxes, transfer-pricing documentation rules and nexus-based tax incentive practices which in part are focused on challenges arising from the digitalization of the economy. The reports have a very broad scope including, but not limited to, neutralizing the effects of hybrid mismatch arrangements, limiting base erosion involving interest deductions and other financial payments, countering harmful tax practices, preventing the granting of treaty benefits in inappropriate circumstances and imposing mandatory disclosure rules. It is the responsibility of OECD members to consider how the BEPS recommendations should be reflected in their national legislation. Many countries are beginning to implement legislation and other guidance to align their international tax rules with the OECD’s BEPS recommendations, for example, by signing up to the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent BEPS, or the MLI, which currently has been signed by over 85 jurisdictions, including Israel, which signed the MLI on September 13, 2018. The MLI implements some of the measures that the BEPS initiative proposes to be transposed into existing treaties of participating states. Such measures include the inclusion in tax treaties of one, or both, of a “limitation-on-benefit”, or LOB, rule and a “principle purposes test”, or PPT, rule. The application of the LOB rule or the PPT rule could deny the availability of tax treaty benefits (such as a reduced rate of withholding tax) under tax treaties. There are likely to be significant changes in the tax legislation of various OECD jurisdictions during the period of implementation of BEPS. Such legislative initiatives may materially and adversely affect our plans to expand internationally and may negatively impact our financial condition, tax liability, results of operations and could increase our administrative efforts.

In addition, the OECD has published proposals covering a number of issues, including country-by-country reporting, permanent establishment rules, transfer pricing rules, tax treaties and taxation of the digital economy. Future tax reform resulting from this development may result in changes to long-standing tax principles, which could adversely affect our effective tax rate or result in higher cash tax liabilities, to the extent those changes are deemed applicable to us.

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

Risks Related to Our Location in Israel

Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and Hamas Terror Organization, and Israel and the Hezbollah Terror Organization in Lebanon, may limit our ability to sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and most of our research and development facilities. As a result, political, economic and military conditions affecting Israel directly influence us. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade or air traffic between Israel and its trading partners, or a significant downturn in the economic or financial condition of Israel could adversely affect our business, financial condition and results of operations.

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers. Following the attacks, Israel’s security cabinet declared war against Hamas and a military campaign against these terrorist organizations commenced in parallel to their continued rocket and terror attacks. Since the war in Gaza with Hamas commenced, the Israel Defense Force, or the IDF, has called up more than 350,000 of its reserve forces to serve. Two management employees and 19 non-management employees are currently subject to military service in the IDF and have been called to serve. In addition, the family members of many of our Israeli team members were called to serve in the IDF. Our operations could be disrupted by a significant absence of one or more of our key employees or a significant number of other employees.

Following the attack by Hamas on Israel’s southern border, Hezbollah in Lebanon has also launched missile, rocket, and shooting attacks against Israeli military sites, troops, and Israeli towns in northern Israel. In response to these attacks, the Israeli army has carried out a number of targeted strikes on sites belonging to Hezbollah in southern Lebanon. Furthermore, and more recently, Iran also initiated missiles and rocket attacks against Israeli military sites in southern Israel. As such, relations between Israel and Iran continue to be seriously strained, especially with regard to Iran’s nuclear program, and Iran’s targeted cyber-attacks against Israeli entities.

Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region could negatively affect our business conditions and harm our results of operations.

The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are such war’s economic implications on our business and operations and on Israel’s economy in general.

Conflicts in North Africa and the Middle East, including in Syria which borders Israel, have resulted in continued political uncertainty and violence in the region. Efforts to improve Israel’s relationship with the Palestinian Authority have failed to result in a permanent solution, and there have been numerous periods of hostility in recent years. Such instability may affect the economy, could negatively affect business conditions and, therefore, could adversely affect our operations. Furthermore, the ongoing conflict in Yemen, particularly the Houthi rebel group’s attacks on commercial vessels in the Red Sea, presents another layer of risk. These incidents, which have led major shipping companies to avoid the area, could disrupt global trade routes and potentially impact us too. To date, these matters have not had any material effect on our business and results of operations; however, the regional security situation and worldwide perceptions of it are outside of our control and there can be no assurance that these matters will not negatively affect our business, financial condition and results of operations in the future.

Even when a war or military conflict is not actively ongoing between Israel and its adversaries, unstable security, economic and political conditions in Israel may adversely affect our business. Israel’s economic standing may be hurt by downgrades in its credit rating by rating agencies (such as the recent downgrade by both Moody’s and S&P Global Ratings of their credit rating of Israel, Moody’s downgraded its rating by one notch from A1 to A2, as well as downgrading of its outlook rating from “stable” to “negative” and S&P Global Ratings downgraded its rating by one notch from AA- to A+ with a negative outlook), which may indirectly adversely impact our own financial standing. Politically, there have been increased efforts by countries, activists and organizations to cause companies and consumers to boycott goods and services of Israeli companies. The January 2024 interim ruling of the International Court of Justice, or ICJ, ordering Israel, among other things, to take measures to prevent genocidal acts, prevent and punish incitement to genocide, and take steps to provide basic services and humanitarian aid to civilians in Gaza, enhanced the anti-Israeli political efforts, and it could potentially cause certain companies to terminate commercial relationships with Israel-based businesses. Political instability in Israel could also adversely affect operations of Israel-located companies such as ours.

While Israel and the United Arab Emirates signed a normalization agreement in 2020, there are a number of countries, primarily in the Middle East, as well as Malaysia and Indonesia that restrict business with Israel or Israeli companies, and we are precluded from marketing our products to these countries directly from Israel. Restrictive laws or policies directed towards Israel or Israeli businesses may have an adverse impact on our operations, our financial results or the expansion of our business. In addition, there have been increased efforts by activists to cause companies and consumers to boycott Israeli goods. Such actions, particularly if they become more widespread, may adversely impact our ability to sell our products.

Furthermore, prior to October 2023, the Israeli government was pursuing extensive changes to Israel’s judicial system. Actual or perceived instability with respect to the current public dispute over changes to the Israeli legal systems or the impact thereof, may individually or in the aggregate adversely affect the Israeli economy and our ability to do business, financial condition, results of operations, growth prospects, and share price.

Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business. Since the beginning of the war in Israel on October 7, 2023 approximately 200 out of approximately 1,554 of our Israeli employees were called to active military service.

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

We are organized in Israel and some of our directors and executive officers reside outside the United States. Service of process upon them may be difficult to effect within the United States. Furthermore, most of our assets and the assets of some of our executive officers are located outside the United States. Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult to assert U.S. securities law claims in original actions instituted in Israel.

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

Capital Transactions since January 1, 2021

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

On December 2, 2021, we entered into a share purchase agreement to acquire 50.1% of the outstanding share capital of Appush Ltd. (formerly known as “Vidstart Ltd.”, “Appush”), and we acquired the remainder of Appush’s shares (30% ed on December 31, 2022, and 19.9% on December 31, 2023) for a price contingent upon Appush’s operating results during 2022 and 2023. Appush is a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem. The final closing and execution of the Appush Agreement occurred on January 27, 2022. The total purchase price was approximately $21.6 million, of which $12.5 million was paid in cash during 2022, $5.3 million during 2023, $2.7 million in 2024, and $1.1 million to be paid in equal installments in April 2025 and April 2026.

On August 23, 2022, we acquired The Goodkind Group, LLC (“TGG”). TGG provides permanent and temporary staffing needs in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resource, Financial Services. TGG specializes in customizing solutions and programs to their clients. With On-Site programs and sourcing models TGG solutions include functions which differ from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning, for a total consideration of $11.6 million, subject to net working capital adjustments. $8 million of the consideration was paid upon closing. The remainder constitutes a deferred payment, payable in 2023 and 2024.

On July 1, 2022, we acquired Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France for $3.4 million in cash.

On June 8, 2023, we acquired 60% of the outstanding share capital of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT is an Israeli provider of secured private, public and hybrid cloud computing managed services along with full spectrum ICT products, VoIP, technical support and planning and construction of computing infrastructure. KMT was acquired for a maximum cash consideration of approximately $16.2 million paid in full to the seller upon closing (4.1 million contingent upon KMT meeting certain operational target with respect to years 2023-2025). If KMT does not meet these certain pre-defined operational targets in years 2023-2025, seller will be required to pay back part or all of the contingent consideration.

In December 2022 and in June 2023, we acquired in two parts an additional 3.75% share interest and 24.77% share interest, respectively in Mobisoft Ltd., (“Mobisoft”), an Israeli provider of proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers We paid total cash consideration of approximately $ 6.2 million. Subsequent to the share purchase, the Company holds 98.52% of Mobisoft.

Our fixed assets capital expenditures for the years ended December 31, 2021, 2022 and 2023 were approximately $1.4 million, $4.4 million, and $1.6 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

B. Business Overview

Our legal and commercial name is Magic Software Enterprises Ltd., and we were organized and registered in Israel on February 10, 1983 and began operations in 1986. Together with our subsidiaries we are a global provider of: (i) software services and Information Technologies (“IT”) outsourcing software services; (ii) proprietary application development and business process integration platforms; (iii) selected packaged vertical software solutions, as well as (iv) cloud-based services for end to end digital transformation.

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

As part of our software services and IT outsourcing services, we offer to hundreds of customers mainly in Israel and in North America an extensive portfolio of professional services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, integration projects, project management, software testing and quality assurance, engineering consulting (including supervision of engineering projects), support services, cloud, cyber, digital, data and DevOps, all according to the specific needs of the customer, and in accordance with the professional expertise required in each case with the goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

We have approximately 3,628 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

Our software technology platforms

Organizations across all industries are digitally transforming by leveraging software to automate and optimize mission critical business processes, enhance customer experiences, and drive competitive differentiation. Historically, organizations have principally relied on off-the-shelf packaged software and custom software solutions to operationalize and automate their business processes. Packaged software often fails to address unique use cases or to enable differentiation. It also requires organizations to adapt their business (processes, systems of record, etc.) to the software package, as opposed to adapting the software to their unique business needs. While traditional custom software solutions can be differentiated and tailored to meet strategic objectives, development requires a long, iterative, and cumbersome process, as well as costly integration that relies on scarce developer talent. Through our unified platform we enable organizations to differentiate themselves from their competition using a low-code approach, creating applications and workflows tailored to their unique business requirements.

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

Our low-code platforms employ an intuitive, visual interface and pre-built development modules that reduce the time required to build powerful and unique business applications and workflows. It is unified, reduces training times and dependencies on additional tools, and is built for enterprise-grade applications requiring high reliability, security, and scalability. Our platform automates the creation of forms, workflows, data structures, reports, user interfaces, and other software elements that would otherwise need to be manually coded. This functionality greatly reduces the iterative development process, allowing for real-time optimization and ultimately shortening the time it takes to design, build, and deploy applications.

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

Our software technology platforms consist of:

○	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

○	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

○	Magic xpi Integration Platform – a proprietary low-code platform for application integration.

○	Magic xpi cloud native – an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

○	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

○	FactoryEye – a cloud-based pre-packaged but flexible end-to-end data management platform for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance and ongoing improvement.

○	Magic Data Management and Analytics Platform – a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence.

Our vertical software packages

○	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

○	Leap™ – offered by our FTS subsidiary, is a proprietary comprehensive core software solution for BSS, including convergent charging, billing, customer management, policy control, mobile money and payment software solutions for the telecommunications, content, Machine to Machine/Internet of Things or M2M/IoT, payment and other industries.

○	Hermes Cargo – offered by our Hermes Logistics Technologies Ltd. subsidiary, the Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The Hermes Solution is delivered on a licensed or fully hosted basis. Hermes recently supplemented its offering with the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools.

○	HR Pulse – Offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse (now in its 10th release) is a proprietary tool for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

○	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

○	Nativ – offered by our Menarva Ltd. subsidiary, is a proprietary comprehensive core system for management of rehabilitation centers.

○	Mobisale – offered by our Mobisoft Ltd. subsidiary, is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

Our professional software and IT services

Our global software professional services offerings include a vast portfolio of professional services and IT outsourcing services in the areas of infrastructure design and delivery, application development, technology consulting planning and implementation services, support services, Digital, DevOps (Development & Operations), Mobile, Open source, embedded systems and IoT devices, advanced algorithms for AI, Big Data and Analytical BI, M/F, Security & Cyber, cloud computing for deployment of highly available and massively-scalable applications and APIs and supplemental IT outsourcing services to a wide variety of companies, including Fortune 1000 companies, all in accordance with the professional expertise required in each case with our goal to create significant value for our clients in managing, streamlining, accelerating and helping their businesses thrive.

We have substantial experience in end-to-end development of high-end software solutions, beginning with collection and analysis of system requirements, continuing with architecture specifications and setup, to software implementation, component integration and testing. We take the time to truly learn our customers’ business goals and choose the most appropriate technologies, architecture and approaches for each project, so we can consistently provide effective and efficient solutions. Our research and development teams are at the technological forefront, constantly learning and developing. They work alongside experts from the widest range of fields and disciplines. From concept to implementation, from application of the ideas of startups requiring the early development of an application or a device, to somewhat larger, more established enterprises, vendors or system houses who need our team of experts to take full responsibility for the development of their systems and products. With our ability to draw on our pool of resources, comprised of hundreds of highly trained, skilled, educated and flexible engineers, we adhere to timelines and budget and work in full transparency with our customers every step of the way to create a tailor-made and cost-effective solution to answer all of our customers’ unique needs.

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack IT Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd

●	K.M.T. (M.H.) Technologies Communication Computer Ltd

Partnerships and Alliances:

We continue to build on our existing strategic partnerships that include partnerships with Oracle, JD Edwards, SAP, Salesforce.com, Microsoft, AWS, GCP, IBM and SugarCRM to enhance our mobile, integration and cloud offerings.

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

In November 2023, our CommIT group was awarded with AWS System Integrator Partner of the Year in Israel for 2023 in the field of integration, specialized services, and consulting (System Integrator). This award reflects Commit’s expertise and innovation in leveraging AWS technologies to deliver comprehensive and effective solutions for its clients. For the third time in four years, Commit has been honored by AWS, previously earning accolades as Partner of the Year in the Public Sector and Rising Star of the Year. Commit’s expertise plays a pivotal role in facilitating its clients’ seamless migration to the cloud, optimizing workloads, and implementing innovative strategies such as cost optimization. The proven capabilities of Commit’s cloud experts encompass architecture services, migration execution, modernization processes for existing systems, and the establishment of new cloud environments, with specialization in SaaS, IoT, Cyber, Big Data, AI that result in substantial cost savings and cutting-edge cloud applications and services development to its clients.

In April 2024, our CommIT Group was awarded with Google Cloud Sales Partner of the Year in Israel for 2023. This highly regarded award was presented to Commit for its significant contribution to promoting unique innovation and building successful integrated solutions for its Google Cloud customers. This prestigious award recognizes Commit’s contribution as a leading Google Cloud partner, demonstrating unique and outstanding positive results to Google Cloud’s partner and sales team. Commit’s win of this award joins the previous recognition of four of Commit’s team members as “Google Cloud Partner All-Stars for 2023” in the Marketing, Sales, and Solutions Engineering classifications. Commit, is a Premier Partner for Google Cloud in the Sell Engagement Model, which provides services and technology solutions to Google Cloud customers. CommIT has recruited more than 100 new customers in Israel to Google Cloud over the past year alone. Over the years, and particularly over the past year, Commit has helped many customers move to Google Cloud, streamline cloud workloads, save cloud usage costs considerably, and develop new cloud-based apps and services. One of Commit’s specialties is assisting in the comprehensive integration of complex cases and maximizing the optimization of existing cloud capabilities using Google Cloud’s advanced generative AII capabilities.

In recent years, Commit has successfully led, developed and produced many SaaS solutions on AWS, Azure and GCP, for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. CommIT concluded 2023 with a 50% growth in cloud customers and a 150% increase in the number of cloud experts it employs, which amounts to over 200. Its unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, we accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to market analysts spending on low-code development technologies (excluding RPA) is expected to expand to more than $18 billion in 2026, with a CAGR of more than 20%. The increasing need of digitalization and maturity of agile DevOps practices are expected to enhance the use of low-code development platform market across the globe. Web application is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who have relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

The IT services segment of the market is comprised of a broad array of specific segments such as infrastructure design and delivery, application development, technology consulting planning and implementation services, support services and supplemental outsourcing services. In addition, IT professional services include quality assurance, product engineering services and process consulting. The IT services segment is also undergoing a profound transition, with some key trends that have accelerated recently. Growing demand for mobile and cloud-based applications as well as Big Data solutions also entails more complex IT development and integration projects which management and implementation require a higher level of expertise. In addition, the typical software-based projects of IT consulting have been gradually shifting towards software and technology-driven solutions that can be embedded into clients’ systems, providing ongoing engagement services. This transition has been accentuated by an underlying change in IT services sourcing processes: the need for a faster go-to-market process as well as constrained resources in IT departments is resulting in greater influence by specific business units on the purchasing decision as opposed to the traditional sourcing process. The traditional outsourcing business model of capacity on demand is also transitioning towards a model of capability on demand. Information technology service buyers are increasingly looking at outcome-driven managed services with a tighter integration between software, service and infrastructure.

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

Magic xpa Application Platform

Magic xpa Application Platform, our metadata driven application platform, provides a simple and unified, low code and cost-effective development and deployment environment that lets organizations and MSPs quickly create user-friendly, enterprise-grade, multi-channel mobile and desktop business app that employ the latest advanced functionalities and technologies. The Magic xpa Application Platform, formerly named uniPaaS, was first released in 2008 and is an evolution of our original eDeveloper product, a graphical, rules-based and event-driven framework that offered a pre-compiled engine for database business tasks and a wide variety of generic runtime services and functions which was released in 2001.

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

In 2020, we significantly enhanced our new Angular based web client capabilities, provided GIT version control capability as an integral part of expanding its CI/CD overall capabilities, as well as enhanced compare and merge functionality under its xpa 4.7 release.

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

The rise of cloud computing, low-cost data storage and the proliferation of applications that generate and access data, combined with the increasing volume of data from mobile, social and IoT, is resulting in an explosion of the volume, variety, and velocity of data. According to a March 2022 report from IDC, “The amount of digital data created over the next five years will be greater than twice the amount of data created since the advent of digital storage.” This new data creates opportunities to generate greater business insights and pursue new market opportunities, but is overwhelming for organizations to manage, aggregate, and normalize. As enterprises undertake the massive transition to cloud, we believe a majority of their workloads will remain on-premises for the foreseeable future due to the mission-critical processes they support. The complexity of this hybrid world will be further exacerbated as enterprises also employ multi-cloud strategies. As a result, we expect enterprises will require new technologies purpose-built to connect, analyze, manage, and normalize data anywhere it resides using modern, cloud-native architectures that can seamlessly be deployed in any IT environment.

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

In 2024, we plan to continue to expand our product offering with additional features, per customer requests.

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

Hermes Cargo

Hermes has been developing and evolving cargo management systems for the air cargo industry since 2002. Hermes Air Cargo Management System is a proprietary, state-of-the-art, packaged software solution for managing air cargo ground handling. Our Hermes Solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Over the last 10 years Hermes systems have been implemented in over 70 terminals on five continents, providing efficient and accurate handling of more than 8 million tons of freight annually. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. Customers include independent ground handlers, airlines with a cargo arm, hubs belonging to an individual airline or those catering to a number of airlines transiting cargo to additional destinations. The Hermes Solution is delivered on a licensed or fully hosted basis.

Hermes systems are built with the specific needs of air cargo handlers and airlines in mind and are amongst the most versatile and sophisticated around. Hermes Solutions are focused on maximizing customer profits by streamlining ground handling processes and employing built-in best practices to reduce handling errors. Hermes team of cargo experts carry out a full business analysis, listen to our customers’ requirements, suggest additional functionality and work with them to deliver an air cargo management solution that is streamlined around their processes and customized to their needs. Hermes works with everyone from smaller cargo handlers to large airlines all over the world and counts Menzies Aviation, Frankfurt Cargo Services, Etihad Airport Services, Pactl’ (Shanghai) and dnata Network among their customers.

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

Our partner strategy is focused on delivering complete end-to-end solutions for our customers, driving general awareness of our platforms and service capabilities and broadening our distribution and reach to new customers. We have deep relationships with global system integrators, with which we partner closely. We co-create and co-sell solutions to solve customer needs where we combine the power of our innovation and their services to deliver against the customer business objectives. We have a scaled and well-defined alliances program where we partner with value-added resellers and distributors across the world to expand our reach in international markets. Our relationship with these channel partners ranges from fulfilment services to co-sell or independent resell in some markets.

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

Technology is the single biggest driver of change in companies today. Despite the potential impacts of the Omicron variant, we expect an economic recovery with high expectations for increased technology investments. According to Gartner, 2023 should have ended with a 3.3% increase in global IT spending. In Israel, the forecasts for IT expenses in 2023 were greatly influenced by the war, the geopolitical situation of Israel, and the uncertainties derived from it. Analysts predicted that the increase in IT spending in Israel in 2023, in light of the ongoing war, was to reach only 4%, but it was only reduced by 2% due to the war, which reflects the stability and resilience of the Israeli IT market. Looking ahead, analysts expect a recovery in 2024. According to Forrester, the year 2024 is expected to end with a 5.3% increase in global IT spending, with the software solutions sector expected to grow by 10.5% and the IT services sector by 8.3%. According to Gartner, the growth is expected to reach only 6.8%, with the software solutions sector expected to grow by 12.7%, and the IT services sector by 8.7%. Furthermore, according to Gartner, in 2024, the fastest growing areas are cloud computing with an expected increase of 19% (of which IaaS will increase by 24%), data and business applications (CRM, ERP) with an increase of 14%, and Cyber with an increase of 14 % in 2024. Also, according to Gartner, the expected increase in Cloud computing expenses in 2023 was 17.8%, and in 2024would be 19%, while in the field of infrastructure cloud (IaaS) there was an increase of 24%. The growth rate of Cloud computing is the fastest growing area in IT between five and six times the average growth of IT expenses.

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

Our IT services offerings consist of a variety of professional services that can be grouped into integration and other IT services. Our integration services include:

●	Infrastructure analysis, design and delivery - management of complex, tailor-made projects and telecom infrastructure projects in wireless and wire-line as well as IT consulting services, mainly for the defense and public sectors.

●	Technology consulting and implementation services - planning and execution of end-to-end, large-scale, complex solutions in networking, cyber security, command & control and high-performance transaction systems.

●	Application development - We specialize in end-to-end projects that feature an array of technologies, from development and implementation of concepts for startups to overall responsibility for the development of systems for large enterprises. Our development services include development of on-premise, mobile and cloud applications as well as Embedded and real time software development.

We are a talent- and innovation-led organization with approximately 3,628 people as of December 31, 2023, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,000 experts, the majority of which are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Commit Group, Infinigy Solutions LLC., EnableIT LLC, Comblack IT Ltd., Shavit Software (2009) Ltd., and K.M.T. (M.H.) Technologies Communication Computer, provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Software sales	$30,934	$32,930	$32,694
Maintenance and technical support	36,149	34,762	33,999
Consulting services	413,242	499,100	468,359
Total revenues	$480,325	$566,792	$535,052

	Year ended December 31,
	2021	2022	2023
	(in thousands)
United States	$254,342	$308,485	$250,842
Israel	180,462	205,258	214,129
Europe	30,085	39,247	55,180
Japan	11,443	10,121	10,847
Other	3,993	3,681	4,054
Total revenues	$480,325	$566,792	$535,052

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

Sales, Marketing and Distribution

We market, sell and support our products and services through our own global offices and marketing department, as well as through a broad global channel-network of MSPs, system integrators, value-added distributors and resellers, and OEM and consulting partners. Our sales force is based in our regional offices in the United States, Japan, Germany, United Kingdom, Netherlands, France, Hungary, South Africa, India and Israel, and through regional distributors elsewhere. Our sales network is present in about 50 countries worldwide.

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

As of December 31, 2023, we employed approximately 202 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

With Magic xpa, we compete in the low-code application platform, SOA architecture and enterprise mobility markets. Our main competitors fall into two categories: (1) providers of custom software and customer software solutions that address, or are developed to address, some of the use cases that can be addressed by applications developed on our platform; and (2) providers of low-code development platforms, such as Microsoft, Salesforce.com, ServiceNow, OutSystems, Appian, Pegasystems and Mendix.

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

C. Organizational Structure

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries and affiliates as of December 31, 2023:

Subsidiaries and affiliate	Country of Incorporation	Ownership Percentage
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
AppBuilder Solutions Ltd	United Kingdom	100%
Appush Technologies Ltd (Formerly known as Vidstart Ltd)	Israel	100%
Appush Inc. (Shares held by Appush Technologies Ltd)	Delaware	100%
Aptonet, Inc.	Georgia	100%
B.A Microwaves Ltd. (shares held by CommIT Embedded Ltd.)	Israel	56.67%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Comblack IT Ltd	Israel	80.1%
Comblack Municipal Services Ltd. (shares held by Comblack IT Ltd.)	Israel	70%
CommIT Technology Solutions Ltd	Israel	77.8%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Comm-IT USA, Inc. (shares held by Comm-IT Technology Solutions Ltd.)	Delaware	100%
Complete Business Solutions Ltd	Israel	100%
Coretech Consulting Group Inc (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Datamind Technologies Ltd (shares held by Complete Business Solutions Ltd)	Israel	100%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
F.T.S. - Formula Telecom Solutions Ltd.	Israel	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
The Goodkind Group LLC	New York	100%
Goodkind Hospitality, LLC (shares held by Coretech Consulting Group LLC)	Delaware	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	100%
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Intrabases SAS	France	100%
K.M.T. (M.H.) Technologies Communication Computer Ltd.	Israel	60%
Knowledge & Solutions Software B.V.	Netherlands	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Hands B.V.	Netherlands	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%

Subsidiaries and affiliate	Country of Incorporation	Ownership Percentage
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Magic Software Japan K.K	Japan	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Menarva Ltd.	Israel	100%
Mobisoft Ltd.	Israel	98.52%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
OnTarget Group, Inc	North Carolina	100
OnTarget Labs Inc	Russia	100%
OnTarget Labs Latvia	Latvia	100%
OnTarget Labs LLC Russia	Russia	100%
Magic Quest Labs LLC	Georgia	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Pilat (North America), Inc.	New Jersey	100%
Pilat Europe Ltd.	United Kingdom	100%
PowWow Inc.	California	100%
Quickode Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Roshtov Software Industries Ltd	Israel	80%
Sanjer AI Ltd. (shares held by CommIT Software Ltd.)	Israel	33%
Shavit Human resource Ltd.	Israel	100%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Stockell Information Systems Inc.	Missouri	100%
The Goodkind Group, LLC	New York	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%
Yes-IT Ltd. (shares held by Comblack IT Ltd)	Israel	100%

D. Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 32,404 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. In 2023, we paid $0.7 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2033, with two additional five (5) year options to extend our lease agreement for.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia; New York, New York and various locations in Israel. The aggregate annual cost for such facilities was $3.1 million during the year ended December 31, 2023.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 72 active subsidiaries and affiliate in the United States, Israel, Europe, Asia and South Africa. Of such subsidiaries, 31 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 41 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

As an IT technology innovator, we have many years of experience in assisting software companies and enterprises worldwide to produce and integrate their business applications. Our application platforms, Magic xpa, Magic SmartUX and AppBuilder, are used by thousands of enterprises and MSPs to develop solutions for their users and customers in approximately 50 countries. We also provide maintenance and technical support as well as professional services to our enterprise customers and to MSPs. In addition, we sell our Magic xpi and FactoryEye technologies for business integration to enterprises using specific popular software applications, such as SAP, Salesforce.com, IBM i (AS/400) or Oracle JD Edwards and other business applications. We refer to these vendor-centered market sectors as ecosystems.

Our consolidated financial statements for the years ended December 31, 2022 and 2023 are prepared in accordance with IFRS. For all periods up to and including the year ended December 31, 2021, we had historically prepared our financial statements in accordance with U.S GAAP. In order to comply with requirements of the SEC related to our transition to IFRS, we set the date of transition as January 1, 2021 and retrospectively applied IFRS as of that date and for the year ended December 31, 2021. Our consolidated statements of profit or loss presented herein in IFRS cover the years ended December 31, 2022 and 2023, as well as the year ended December 31, 2021 (as adjusted from its prior preparation in accordance with U.S. GAAP).

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

Vision and Focus Areas

Our vision of how the industry will evolve is being driven by the change in enterprise mobility, cloud computing , Big Data and AI. We believe that our technology and extensive services will allow us to expand our offerings into the cloud and mobile enterprise markets with speed, scale and flexibility. We intend to remain focused on both the technology and business architectures that will enable our customers to take advantage of the cost efficiencies and competitive advantages conveyed by these technologies. We intend to continue to prudently take advantage of opportunities to capture market transitions and to put our assets to use in existing and new markets as the recovery continues. We believe that our strategy and our ability to innovate and execute may enable us to improve our competitive position in difficult business conditions and may continue to provide us with long-term growth opportunities.

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

Dependence on key customers

We depend heavily on repeat software and professional services revenues from our base of existing customers. Our two largest customers accounted for 20.6% and 16.8% of our revenues in the years ended December 31, 2022 and 2023, respectively, and our five largest customers accounted for 26.4% and 22.9% of our revenues in the years ended December 31, 2022 and 2023, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While one of these five customers is under a contract until December 31, 2027, under their master services agreements, the other customers may terminate their agreements with us upon only a 30-days’ notice and without any penalty.

The decrease we experienced in 2023 in the share of two of our largest clients out of our overall revenues, resulted from our largest revenue generating client, which without any advance notification and due to internal reasons unrelated to our software services, decided during the third quarter of 2023 and going forward to immediately suspend significant parts of its active time and materials-based projects.

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

The breakdown of our revenue mix for the twelve-month period of 2023 remained stable as approximately 17.4% related to our software solutions and 82.6% related to our professional services, compared to 17.5% related to our software and 82.5% related to our professional services in 2022. The decrease in our revenues from professional services is due: (i) to currency headwinds caused by the significant deterioration of the New Israeli Shekel (NIS) relative to the U.S. dollar in 2023 (reaching 9.7% for the year), which has hurt our Israeli shekel-denominated operations by approximately $22.9 million for the year; and (ii) to a substantial and unexpected decline in demand for our Professional services from several of our important U.S.-based blue-chip customers (including our largest client) which, without any advance notification and due to internal reasons unrelated to our software services, decided during the third quarter and going forward to suspend significant parts of their active time and materials based projects. Behind the decline also lies the ongoing challenging macroeconomic climate, which did not help our ability to overcome the primary adverse factors that weigh against us and the outbreak of the Israel’s war against the terrorist organization Hamas, which, among other things, has over the course of the fourth quarter led to the drafting to active military service of approximately 200 out of our 1,554 Israeli employees.

The breakdown of our gross profit mix for the twelve-month period of 2023 changed to approximately 36% of our gross profit related to our software solutions and 64% related to our professional services in 2023 as a whole, compared to 40% related to our software and 60% related to our professional services in 2022 as a whole.

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

In 2023 and in 2022, the NIS and Japanese yen depreciated relative to the US dollar by 9.7% and 6.9%, respectively and 4% and 19.7%, respectively (based on the average exchange rates over the course of 2023 as compared to 2022 and 2022 as compared to 2021, respectively), thereby decreasing the US dollar value of the revenues that we generated in those other currencies and having a negative impact on our revenues and on our results of operations. However, in 2021, the NIS appreciated relative to the US dollar by 6% which had a positive impact on our revenues and on our results of operations. A continued trend of depreciation of such currencies relative to the US dollar in future periods would have a similar adverse impact.

The following table sets forth for the periods indicated (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2019	2020	2021	2022	2023
New Israeli Shekel	(7.8)%	(7.0)%	(3.3)%	13.2%	3.1%
Euro	2.0%	(8.5)%	8.4%	6.1%	(3.6)%
Japanese Yen	(1.2)%	(5.0)%	(11.7)%	14.6%	7.2%
British Pound	(3.1)%	(3.4)%	1.1%	12.2%	(5.5)%
Israeli Consumer Price Index	0.6%	(0.7)%	2.8%	5.3%	3.0%

Segments

We report our results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2021, 2022 and 2023.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2023
Total revenues	$92,906	$442,146	$-	$535,052
Expenses	71,863	400,949	5,132	477,944
Operating income (loss)	$21,043	$41,197	$(5,132)	$57,108
Depreciation, amortization and stock-based compensation expenses	9,614	14,333	404	24,351
Capitalized software development costs	(3,183)			(3,183)
EBITDA	$27,474	$55,530	$(4,728)	$78,276

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2022
Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030
Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762
Depreciation, amortization and stock-based compensation expenses	10,321	9,102	372	19,795
Capitalized software development costs	(3,059)	-	-	(3,059)
EBITDA	$34,521	$49,074	$(5,097)	$78,498

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2021
Total revenues	$95,589	$384,736	$-	$480,325
Expenses	74,863	347,712	5,627	428,202
Operating income (loss)	$20,726	$37,024	$(5,627)	$52,123
Depreciation, amortization and stock-based compensation expenses	10,619	8,846	372	19,837
Capitalized software development costs	(3,193)			(3,193)
EBITDA	$28,152	$45,870	$(5,255)	$68,767

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2021	2022	2023
	(U.S. dollars in thousands)
Gross research and development costs	$12,188	$13,149	$13,511
Less capitalized software development costs	(3,193)	(3,059)	(3,183)
Research and development expenses, net	$8,995	$10,090	$10,328

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

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2022	2023
Revenues:
Software	5.8%	6.1%
Maintenance and technical support	6.1%	6.4%
Consulting services	88.1%	87.5%
Total revenues	100.0%	100.0%
Cost of revenues:
Software	1.9%	2.2%
Maintenance and technical support	0.6%	0.6%
Consulting services	70.1%	68.6%
Total cost of revenues	72.6%	71.4%
Gross profit	27.4%	28.6%
Operating costs and expenses:
Research and development, net	1.8%	1.9%
Selling and marketing,	8.3%	8.3%
General and administrative	6.6%	7.6%
Change in valuation of contingent consideration related to acquisitions	(0.2)%	0.1%
Total operating expenses, net	16.5%	17.9%
Operating income	10.9%	10.7%
Financial income (expenses), net	(0.6)%	(0.8)%
Increase in valuation of contingent consideration related to acquisitions	(0.1)%	(0.1)%
Income before taxes on income	10.2%	9.8%
Tax on income	(2.0)%	(1.9)%
Net income attributable to non-controlling interests	(1.0)%	(1.0)%
Net income attributable to Magic’s shareholders	7.1%	6.9%

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Revenues. Revenues in 2023 decreased by 5.6% from $566.8 million in 2022 to $535.1 million in 2023.

Revenues from the software services business segment decreased by 6.5% from $99.4 million in 2022 to $92.9 million in 2023. On a constant currency basis (calculated based on average currency exchange rates for the twelve months ended December 31, 2022), revenues for 2023 would have decreased by approximately 2.6% to $96.8 million compared to 2022, $3.9m million higher than our reported revenue figure for the year.

Revenues from the IT professional services business segment decreased by 5.4% from $467.4 million in 2022 to $442.2 million in 2023. The decrease in revenues was mainly attributable to i) a decrease of $54.1 million in our professional services in North America and ii) a decrease of $19.0 million mainly due to the devaluation of the NIS versus U.S dollar. The decrease we experienced in 2023 in North America, resulted mainly from our largest revenue generating client, which without any advance notification and due to internal reasons unrelated to our software services, decided during the third quarter of 2023 and going forward to immediately suspend significant parts of its active time and materials-based project, this was offset by i) first time consolidation of our subsidiary KMT acquired on June 8, 2023 which contributed $4.4 million and ii) a strong demand from existing customers in Israel for our professional services mainly in the financial and defense sectors.

The following table summarizes our revenues by geographical market for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
	(U.S. dollars in thousands)
United States	$254,342	$308,485	$250,842
Israel	180,462	205,258	214,129
Europe	30,085	39,247	55,180
Japan	11,443	10,121	10,847
Other	3,993	3,681	4,055
Total revenues	$480,325	$566,792	$535,052

Cost of Revenues. Cost of revenues decreased by approximately 7.1% from $411.4 million in 2022 to $382.1 million in 2023.

Cost of revenues from the software services business segment decreased by 0.1% from $37.7 million in 2022 to $37.6 million in 2023. As percentage of revenues, cost of revenues from the software services business segment increased from 38% in 2022 to 40.5% in 2023.

Cost of revenues from the IT professional services business segment decreased by 7.8% from $373.7 million in 2022 to $344.5 million in 2023. As percentage of revenues, cost of revenues from the IT professional services business segment decreased by 210 basis points from 80.0% in 2022 to 77.9% in 2023. The decrease in cost of revenues from the IT professional services business segment in absolute numbers is in line with the decrease in revenues from the IT professional services business segment.

Gross Margin. Gross margin increased by 120 basis points from 27.4% in 2022 to 28.6% in 2023. The increase in our gross margin is attributable to the favorable change of our revenue mix related to our software solutions which carries a higher gross margin compared to our professional which carries a lower gross margin.

Research and Development Expenses, Net. Gross research and development costs increase by 3.0% from 13.1 million in 2022 to $13.5 million in 2023. Net research and development costs increased by 2.4% from $10.1 million in 2022 to $10.3 million in 2023. In 2023, we capitalized $3.2 million of software development costs compared to $3.1 million in 2022. Gross (Net) research and development costs as a percentage of revenues was 2.5% (1.9%) in 2023 compared to 2.3% (1.8%) in 2022.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 5.0% from $46.9 million in 2022 to $44.5 million in 2023. Selling and marketing expenses as a percentage of revenues remained stable at 8.3% in both 2022 and 2023. The decrease in the sales and marketing expenses in absolute numbers is due to the decline in revenues in our IT professional services in north American market which resulted with lower level of costs recorded with respect to payroll, commission and bonuses of our sales and marketing teams and reduced headcount.

General and Administrative Expenses. General and administrative expenses increased by 12.2% from $36.6 million in 2022 to $41.1 million in 2023. General and administrative expenses as a percentage of revenues increased from 6.5% in 2022 to 7.7% in 2023. The increase in expenses is attributable mainly to i) an increase of $1.7 million in our stock based compensation costs from $2.1 million in 2022 to $3.8 million in 2023, ii) and increase of $1.7 million resulted from the first full year inclusion of The Goodkind Group, LLC (consolidated upon acquisition as of August 2022) and the first-time inclusion of KMT (consolidated upon acquisition as of June 2023) and iii) an increase of $1.1 million related to costs recorded with respect to increase in valuation of contingent consideration related to acquisitions.

Financial Expenses, Net. We recorded net financial expenses of $3.6 million in 2022 compared to $4.2 million in 2023. The increase is mainly attributed to i) $3.3 million increase in interest expenses with respect to loans from financial institutions and ii) increase of $0.6 million in bank charges, negative foreign exchange differences and other financial expenses offset by $3.5 million increase in interest income from deposits, positive foreign exchange differences and other financial income.

Taxes on Income. We recorded taxes on income of $11.1 million in 2022 compared to $9.9 million in 2023. The decrease in our tax expenses is in line with the decrease in our taxable income. As a percentage of pre-tax income, tax expenses amounted to approximately 19.4% in 2022, compared to 18.9% in 2023.

Net Income Attributable to Our Shareholders. Our net income decreased from $40.5 million in 2022 to $37 million in 2023, primarily attributable to the decrease in our operating income of $4.7 million.

Year Ended December 31, 2022 Compared with Year Ended December 31, 2021

Please see Item 5A of our Form 20-F for the Year ended December 31, 2022 filed on May 11, 2023 for this comparison.

B. Liquidity and Capital Resources

Historically, we have financed our operations through cashflow generated by our operations, proceeds from our public offerings in 1991 (approximately $8.5 million), 1996 (approximately $5.0 million), 2000 (approximately $79.6 million) and 2014 (approximately $54.7 million), private equity investments in 1998 (approximately $12.2 million), 2010 (approximately $20.3 million), and in 2018 (approximately $34.6 million). In addition, we have also financed our operations through short-term and long-term loans from financial institutions.

In November 2016, we obtained a NIS 120 million loan linked to the New Israel Shekel from an Israeli financial institution. We intended to use the proceeds from this loan for our general corporate purposes, which may include the funding of our working capital needs and the funding of potential acquisitions. The principal amount of the loan is payable in seven equal annual payments and the final payment was paid on November 2, 2023. The loan carried a fixed interest rate of 2.60% per annum, payable in two semi-annually payments.

On June 1, 2021, we obtained a loan (“Loan A”) in the amount of $ 15 million from an Israeli bank. The principal amount of Loan A is payable in eight equal semi-annual installments with the final payment due on December 1, 2025 and bears a fixed interest rate of SOFR + 2.1% per annum, payable in two semi-annual payments.

On March 31, 2022, we entered into a secured credit agreement, or the Credit Agreement, with an Israeli bank. Pursuant to the Credit Agreement, we borrowed $25 million for a five-year term. This loan will mature on March 31, 2027, and will be repaid in 5 equal annual installments, whereas the interest will be paid and calculated on a quarterly basis. This loan bears interest at the rate of SOFR + 2.25%.

On March 27, 2023, we entered into a loan agreement (“Loan B”) with an Israeli bank, pursuant to which we borrowed $20,000 for a four-year term. Loan B will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) starting March 27, 2024. Loan B bears interest at the rate SOFR + 3.38%.

On June 7, 2023, the Company entered into a loan agreement (“Loan C”) with an Israeli bank, pursuant to which, the Company borrowed ILS 60,000 thousand for a five-year term (the “Bank Loan”). The Bank Loan will mature on May 7, 2028, and will be repaid in five (5) equal annual instalments of ILS 12,000 thousand (not including interest) starting May 7, 2024. The Bank Loan bears an interest rate of prime + 0.92% per annum, payable in two semi-annual payments.

Loans B and C which may be prepaid under certain circumstances, is subject to various financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $150 million (one hundred million U.S. Dollars at all times);

c.	The ratio of our total financial debts less cash to total assets will not exceed 30%;

c.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

To date, we are in full compliance with the financial covenants of Loans B and C.

As of December 31, 2023, we had $109 million in cash and cash equivalents, short-term bank deposits and available-for-sale marketable securities with net working capital of approximately $114.9 million and long term debts to banks and others of approximately $52.3 million compared to $87.0 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $93.0 million and long term debts to banks and others of approximately $30.4 million, as of December 31, 2022.

As of December 31, 2022, and 2023, our long-term and short-term debt amounted to $51.1 million and $81.2 million, respectively and our put options for non-controlling interests as of December 31, 2022 and 2023 amounted to $28.3 million and $18.9 million, respectively.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2023
	(U.S. dollars in thousands)
Net income from operations	$46,279	$42,502
Adjustments to reconcile net income to net cash provided by operating activities	10,336	26,490
Net cash provided by operating activities	56,615	68,992
Net cash used in investing activities	(34,458)	(27,616)
Net cash used in financing activities	(18,276)	(17,293)
Effect of exchange rate changes on cash and cash equivalents	(8,909)	(1,202)
Increase (decrease) in cash and cash equivalents	$(5,028)	$22,881

Net cash provided by operating activities was $89.0 million for the year ended December 31, 2023, compared to $56.6 million for the years ended December 31, 2022.

Net cash provided by operations in 2023 consisted primarily of $42.5 million of net income adjusted for non-cash activities. The material upwards adjustments in cash flow reflecting non-cash activity included adjustments due to $20.5 million of depreciation and amortization of capitalized research and development assets, other intangible assets, property, plants and equipment and operating right-of-use assets, $3.8 million of stock-based compensation expenses, a $18.4 million increase in trade receivables, offset in part by a $7.2 million decrease in accrued expenses and other accounts payable, payments in connection with contingent considerations arising from acquisitions in the amount of $6.6 million and a $3.2 million change in deferred taxes.

Net cash provided by operations in 2022 consisted primarily of $46.3 million of net income adjusted for non-cash activities, including $19.8 million of depreciation and amortization of capitalized research and development assets, other intangible assets, property, plants and equipment and operating right-of-use assets, $2.1 million of stock-based compensation expenses, a $1.9 million decrease in other long term and short term accounts receivable and prepaid expenses, a $0.1 million increase in trade payables, a $1.0 million decrease in accrued expenses and other accounts payable, payments in connection with contingent considerations arising from acquisitions in the amount of $3.9 million. and a $0.5 million decrease in deferred revenues, offset by a $3.9 million change in deferred taxes, net and a $2.6 million increase in trade receivables.

Net cash used in investing activities was $27.6 million for the year ended December 31, 2023, compared to net cash used in investing activities of $34.5 million for the year ended December 31, 2022.

Net cash used in investing activities in 2023 is primarily attributable to $14.2 million used in our acquisition of KMT and $11.3 million related to cash paid in conjunction with deferred payments and contingent liabilities related to our prior years acquisitions.

Net cash used in investing activities in 2022 is primarily attributable to $21.7 million used in business combinations, $4.4 million used to purchase property and equipment and $3.1 million of capitalized software development costs, loan extended to related party in the amount of $2.3 million, as well as investment in short-term bank deposits which amounted to $1.7 million.

Net cash used in financing activities was $17.3 million for the year ended December 31, 2023, primarily attributable to dividend distributions of $30.8 million, dividends paid to non-controlling interests of $4.1 million and repayment of short-term and long-term loans of $21 million, which were offset by proceeds from short-term and long-term loans received in the amount of $49.5 million.

Net cash used in financing activities was $18.3 million for the year ended December 31, 2022, primarily attributable to dividend distributions of $24.8 million, dividends paid to non-controlling interests of $4.2 million and repayment of short-term and long-term loans of $14.3 million, which were offset by proceeds from short-term and long-term loans received in the amount of $30.7 million.

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

C. Research and Development

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2021, 2022 and 2023, we invested $12.2 million, $13.2 million and $13.5 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, and Japan.

As of December 31, 2023, we employed 256 employees in research and development activities, of which 99 persons were located in Israel, 131 persons in India, 20 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

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

Revenue Recognition

Revenue from contracts with customers is recognized when control of the promised goods or services are transferred to the customers. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

The Company enters into contracts that can include various combinations of products, software and professional services, as detailed below, which are generally distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use its software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sells its products primarily through direct sales force and indirectly through distributors and value-added resellers.

The Company recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time.

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

Revenue from long-term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations.

In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications (typically staffing or consulting services). The revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services (time and material) that were provided to the customer, in accordance with the terms of the contracts.

The Company’s revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee, as well as technical support for software licenses previously sold. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

Revenues from professional services, both related to software and IT professional services businesses consists of either fixed price or time and materials, are considered performance obligations that are satisfied over time and revenues are recognized as the services are provided.

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

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2023 and 2022, no costs have been capitalized.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

Research and development costs

Research expenditures incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if we can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; our intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. We establish technological feasibility upon completion of a detailed program design or a working model.

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when development is complete, and the product is available for use or for sale. We consider a product to be available for use when we complete its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, we enter into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-5 years, due to their high rates of acceptance, the continued reliance on these products by existing customers, and the demand for such products from prospective customers, all of which validate our expectations) which provides greater amortization expense compared to the revenue-curve method.

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

During the years ended December 31, 2021, 2022 and 2023, no such unrecoverable amounts were identified.

Consolidated financial statements

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

Put option granted to non-controlling interests

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

The Company re-measures the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

If the option is exercised in subsequent periods, the consideration paid upon exercise is treated as settlement of the liability. If the put option expires, the liability is settled and a portion of the investment in the subsidiary disposed of, without loss of control therein.

Business Combinations and goodwill

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

Impairment of non-financial assets

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

During the years ended December 31, 2021, 2022 and 2023, no impairment loss was identified.

Stock-based Compensation

The Company’s senior management officers are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

Income Tax

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

Changes in accounting policies – initial adoption of new financial reporting and accounting standards:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above Amendments are not expected to have a material impact on the Company’s consolidated financial statements.

2.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

3.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	56	Chief Executive Officer and Director
Sagi Schliesser (1)	52	External Director
Ron Ettlinger (1)	57	External Director
Naamit Salomon	59	Director
Avi Zakay (1)	45	Director
Sami Totah	66	Director
Asaf Berenstin	46	Chief Financial Officer
Arik Kilman	71	Chairman, Software Solutions division
Yakov Tsaroya	54	Chief Executive Officer of Coretech Consulting Services
Yael Ilan	55	Chief Executive Officer of Complete Business Solutions
Arik Faingold	47	President, Integration Solutions division
Idan Faingold	46	Chief Executive Officer of CommIT Technology Solutions Ltd
Eli Schwartz	41	Chief Executive Officer of Comblack IT Ltd
Yuval Baruch	57	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	72	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	55	Vice President Technology and innovation of Software Solutions division

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein, Avi Zakay, Sami Totah and Ms. Naamit Salomon were re-elected as directors at our May 13, 2024 annual general meeting of shareholders to serve as directors until our next annual general meeting of shareholders.

Mr. Sagi Schliesser is serving as external director pursuant to the provisions of the Israeli Companies Law for his third three-year term.

Mr. Ron Ettlinger was re-elected at our May 13, 2024 annual general meeting of shareholders to serve as external director for a one-year term pursuant to the provisions of the Israeli Companies Law.

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

Sami Totah (66) has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, for the last 15 years. He is a seasoned executive with over 25 years of international management leadership in the IT industry. He has extensive knowledge and execution experience in overseeing very large IT projects, and has built an extensive global network with customers, partners, investors and executives. From 2002 to 2008, he served as an active chairman in several leading startup companies, defining long-term strategy and assisting in company scale-up. He has served as a board member in ECtel (NASDAQ: ECTX) and Pilat Media (AIM: PGB). Mr. Totah formerly served as Senior Vice President of Operations (COO) at Amdocs (NYSE:DOX), Israel’s largest software company.

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

Yuval Lavi has served as Vice President Technology and Innovation since 2017. Prior to that and from April 2013, Mr. Lavi served as vice president, Corporate Professional Services & Support. Mr. Lavi joined our company in 2013. Before joining our company, Mr. Lavi served for 18 years as the Chief Technology Officer and joint founder of Kopel Reem Ltd.

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

Yael Ilan joined Complete Business Solutions as CEO in 2023 after spending six years as CEO at Formula Telecom Solution. Prior to joining Magic group, Yael held several managerial positions in Amdocs USA and Amdocs Israel Professional Services groups, supporting large operations for communication service providers in Israel and abroad. Yael also served as an independent consultant of operations management and control for high-tech and low-tech companies. Yael holds a B.A degree from Jerusalem’s Hebrew University in Economics and Business Administration and a professional Diploma in Computer Sciences.

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

Idan Faingold has served as chief executive officer of CommIT Technology Solutions since September 2005. Mr. Faingold brings extensive experience from the IT and Communication arena after serving close to a decade in the software unit of the Israeli Air Force where he managed Security and Data Communication. During his tenure in the army, he also held numerous senior management positions, leading large, cutting-edge technology projects. Mr. Faingold holds a B.A. degree in Computer Science from the Academic College of Tel Aviv-Yaffo.

Eli Schwartz has served as chief executive officer of Comblack IT since September 2009. Mr. Schwartz brings extensive experience from the IT and main frame arena after serving close to a decade at Mamram (Israel Defense Force Center of Computing and Information Systems). Mr. Schwartz holds a B.A. degree in Management and Computer Science from the Open University of Israel.

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

B. Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2023.

	Salaries, fees, commissions, stock-based compensation and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (16 persons)	$8,369,000	$223,000

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2023. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2023.

2023 Summary Compensation Table

Name and Position	Salary	Bonus(1)	Equity Based Compensation(2)	All Other Compensation(3)	Total
Idan Faingold, Chief Executive Officer of CommIT Technology Solutions Ltd	$281,000	$145,000	$1,430,000	$98,000	$1,954,000
Arik Faingold, President, Integration Solutions Division	$411,000	$145,000	$1,428,000	$-	$1,984,000
Yakov Tsaroya Chief Executive Officer of Coretech Consulting Services	$400,000	$1,142,000	$-	$9,000	$1,551,000
Eli Schwartz, Chief Executive Officer of Comblack I.T. Ltd.	$423,000	$233,000	$-	$-	$656,000
Arik Kilman, Chairman, Software Group	$-	$611,000	$-	$-	$611,000

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2023, we paid to each of our outside and independent directors an annual fee of $20,660 and a per-meeting attendance fee of $768. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock-based compensation costs in accordance with IFRS 2.

As of April 1, 2024, our directors and executive officers as a group, then consisting of 16 persons, held 190,725. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

Our board of directors has determined that Mr. Sagi Schliesser, Mr. Ron Ettlinger both qualify as independent directors under the SEC and NASDAQ requirements and as external directors under the Israeli Companies Law requirements. Our board of directors has further determined that Mr. Avi Zakay and Mr. Sami Totah both qualify as independent directors under the SEC, NASDAQ and Israeli Companies Law requirements.

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

Our audit committee is currently composed of Messrs. Ettlinger, Schliesser, Zakay and Totah, each of whom satisfies the “independence” requirements of both the SEC and NASDAQ. We also comply with Israeli law requirements for audit committee members. Our board of directors has determined that Mr. Ettlinger and Mr. Totah both qualify as a financial experts. The audit committee meets at least once each quarter.

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

Under the Israeli Companies Law, a compensation committee must consist of no less than three members, including all of the external directors (who must constitute a majority of the members of the committee), and the remainder of the members of the compensation committee must be directors whose terms of service and employment were determined pursuant to the applicable regulations. The same restrictions on the actions and membership in the audit committee as discussed above under “Audit Committee,” including the requirement that an external director serve as the chairman of the committee and the list of persons who may not serve on the committee, also apply to the compensation committee. We have established a compensation committee that is currently composed of Messrs. Ettlinger, Schliesser, Zakay and Totah.

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

During the year ended December 31, 2023, we sold approximately $3.7 million of services to affiliated companies of Formula Systems. In 2023, we also purchased from those affiliated companies approximately $3.4 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

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

Board Diversity Matrix

Board Diversity Matrix for Magic Software Enterprises Ltd. (As of 12/31/2023)
Country of Principal Executive Offices	Israel
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	-	-

Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

D. Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
Israel	1,268	1,415	1,554
Asia	190	216	226
North America	1,709	1,965	1,321
South Africa	12	8	11
Europe	498	557	516
Total	3,677	4,161	3,628

The following table presents the number of our employees categorized by activity as of December 31, 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
Technical support and consulting	3,137	3,513	3,001
Research and development	228	257	256
Marketing and sales	166	231	202
Operations and administrations	146	160	169
Total	3,677	4,161	3,628

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of May 1, 2024 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Sami Totah	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	--	--
Yakov Tsaroya	2,500	*
Yuval Lavi	--	--
Yael Ilan	--	--
Hanan Shahaf	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 Ordinary Shares issued and outstanding as of April 1, 2024.

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2023, an aggregate of 952,500 Ordinary Shares are available for future grants under the Plan.

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

During 2023, options to purchase an aggregate of 6,250 Ordinary Shares were exercised under the 2007 Plan at an average exercise price of $3.81 per share, and 20,000 options were forfeited. As of December 31, 2023, our executive officers and directors as a group, consisting of 16 persons, held 190,725 Ordinary Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 1, 2024, Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, held 22,933,809 or 46.71% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which held as of April 1, 2024 approximately 25.82% of the Ordinary Shares of Formula Systems. Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of December 31, 2023 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,933,809	46.71%
Harel Insurance (4)	5,255,936	10.70%
Clal Insurance Enterprises Holdings Ltd. (5)	3,420,060	6.97%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 Ordinary Shares issued and outstanding as of December 31, 2023.

(3)	Based on Amendment No. 19 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,915,601 ordinary shares, representing 25.6% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore. be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on January 30, 2024. Harel Insurance is a publicly held Israeli company. All of the 5,255,936 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

(5)	Based on Amendment No. 5 to the beneficial ownership report on Schedule 13G filed by Clal Insurance Enterprises Holdings Ltd., or Clal, on February 13, 2023, reflecting its holdings as of December 31, 2022. Clal is a publicly held Israeli company. All 3,420,060 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

Significant Changes in the Ownership of Major Shareholders

Formula filed a Schedule 13D amendment on May 23, 2022 reflecting that it had purchased an aggregate of 629,638 Ordinary Shares in open market transactions, for an aggregate purchase price of $8,978,481, as a result of which Formula’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.3% to 46.3%.

Based on a Schedule 13G amendment filed on January 23, 2020, Harel Insurance Investments & Financial Services Ltd. held 3,622,378or 7.4% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 27, 2021, reflected ownership of 4,835,262, or 9.86% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 31, 2022, reflected ownership of 4,595,281, or 9.37% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 17, 2023, reflected ownership of 4,627,166, or 9.4% of our Ordinary Shares. A Schedule 13G amendment filed with the SEC on January 30, 2024, reflected ownership of 5,255,936, or 10.71% of our Ordinary Shares.

Clal filed a Schedule 13G/A filed with the SEC on February 10, 2020, reflected an ownership of 4,144,717, or 8.5% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 16, 2021, reflected an ownership of 3,765,068, or 7.68% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 10, 2022, reflected an ownership of 3,681,659, or 7.51% of our Ordinary Shares. A Schedule 13G/A filed with the SEC on February 13, 2023, reflected a decrease in ownership to 3,420,060, or 6.97% of our Ordinary Shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 10, 2024, there were 48 record holders, of which 37 record holders holding approximately 96.6% of our Ordinary Shares had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

B. Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2023.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ordinary shares are traded on the NASDAQ Global Select Market under the ticker symbol “MGIC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Ordinary Shares are listed on the NASDAQ Global Select Market (symbol: MGIC). Our Ordinary Shares have also traded on the TASE, and are included in the TASE’s TA-125 Index.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2023 the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

On November 15, 2021, the Economic Efficiency Law (Legislative Amendments for Achieving Budget Targets for the 2022 and 2021 Budget Years), 2021, which we refer to as the Economic Efficiency Law, was enacted. This law established a temporary order, or the Temporary Order, allowing Israeli companies to release tax-exempt earnings, which we refer to as trapped earnings or accumulated earnings, that had accumulated until December 31, 2020, through a mechanism established for a reduced corporate income tax rate applicable to those earnings. In addition to reducing the corporate income tax (or CIT) rate, the Economic Efficiency Law amended Article 74 of the Investment Law, whereby effective from August 15, 2021, for any dividend distribution (including a dividend specified in Article 51B of the Investment Law) by a company which has trapped earnings, there is a requirement to allocate a portion of that distribution to the trapped earnings. Under the Temporary Order, the reduction of CIT applies to earnings that are released (with no requirement for an actual distribution) within a period of one year from the date of enactment of the Temporary Order. The reduction in the CIT is dependent on the proportion of the trapped earnings that are released relative to the total trapped earnings, and on the foreign investment percentage in the years the earnings were generated. Consequently, the larger the proportion of the trapped earnings that are released, the lower the tax in respect of the distribution. The minimum tax rate is 6%. Further, a company that elects to pay a reduced CIT is required to invest in its industrial enterprise a designated amount in accordance with the Economic Efficiency Law within a period of five years commencing from the tax year in which the election is made. The designated investment should be utilized for the acquisition of production assets, and/or investments in research and development and/or compensation to additional new employees.

In 2022, the Company filed its application for the Temporary Order and paid the required amount to the ITA. As of December 31, 2022 all the trapped earnings were released.

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

The 2017 Amendment provides that a technology company satisfying certain conditions will qualify as a PTE, and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as Preferred Technology Income, or PTI, as defined in the Investment Law. The tax rate is further reduced to 7.5% for a PTE located in development zone “A”. In addition, a Preferred Technology Company will enjoy a reduced corporate tax rate of 12% on capital gain derived from the sale of certain Benefited Intangible Assets (as defined in the Investment Law) to a related foreign company if the Benefited Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the National Authority for Technological Innovation (previously known as the Israeli Office of the Chief Scientist) (referred to as IIA).

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

We examined the impact of the 2017 Amendment and the degree to which we will qualify as a PTE or Special PTE, and the amount of PTI that we may have, or other benefits that we may receive, from the 2017 Amendment. Beginning in 2017, part of the Company taxable income in Israel is entitled to a preferred 6% tax rate under the 2017 Amendment.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax for income exceeding a certain level. For 2017 and onwards, the additional tax is at a rate of 3% on annual income exceeding NIS 698,290 for 2023 (approximately $182,894 based on an exchange rate of NIS 3.818 per U.S. dollar as of April 28, 2024) which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2023 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

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

As of December 31, 2023, we had approximately $106.7 million in cash and cash equivalents and short term bank deposits.

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

Our operating expenses may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2023 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $3.3 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2023 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $2.7 million for the year. An increase of 10% in the value of the euro, the Japanese yen and the British Pound relative to the U.S. dollar in 2023 would have resulted in an increase in the U.S. dollar reporting value of our operating income of $1.1 million, $0.3 million and $0.1 million, respectively, for that year, while a decrease of 10% in the value of the euro, Japanese Yen and British Pound relative to the U.S. dollar in 2023 would have resulted in a decrease in the U.S. dollar reporting value of our operating income of $0.9 million, $0.3 million and $0.1 million, respectively, for that year.

Equity Price Risk

As of December 31, 2023, we had no trading securities that are classified as available for sale.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2023. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2023, our disclosure controls and procedures were ineffective as a result of the material weakness outlined below.

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

Based on that evaluation, as of December 31, 2023, management has identified that it did not retain complete documentation as evidence for performing certain (i) business processes controls (including automated and IT-dependent manual) (ii) sufficiently precise management review controls and (iii) evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, we could not monitor and oversee the completion of our assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

Notwithstanding the conclusion by our Chief Executive Officer and our Chief Financial Officer regarding the ineffectiveness of our controls and procedures as of December 31, 2023, and the material weakness in our internal control over financial reporting described above, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows as of December 31, 2023 and 2022, and for the three years period ended on December 31, 2023, in conformity with IFRS.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of K.M.T. (M.H.) Technologies Communication Computer Ltd., that was acquired during 2023 and included in our 2023 consolidated financial statements and constituted 1.2% and 1.7% of total and net assets, respectively as of December 31, 2023 and 0.7% and 2.3% of revenues and net income, respectively, for the year then ended.

Remediation Plan for the Material Weakness

Management continues to be committed to implement the necessary measures to ensure the complete remediation of the material weakness described above, as well as the continued improvement of the Company’s internal control over financial reporting. Management has implemented and will continue implementing the necessary measures to ensure that the remaining control deficiencies contributing to the material weakness are remediated, such that these controls are designed, implemented and operating effectively.

During 2023 and 2024, management has continued to make significant strides to develop and execute a comprehensive remediation plan to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weakness, including but not limited to, (a) hiring additional personnel with appropriate skillsets, (b) developing an execution plan and resourcing to test controls and to complete remediation (c) actively monitoring corrective actions and providing status reporting to management on the progress.

We have also specifically taken a number of other measures to strengthen our internal control over financial reporting, including (i) continuing to upgrade our financial system to enhance its effectiveness and enhance control of financial analysis; (ii) continuing to organize regular training for our accounting staffs, especially the trainings related to the issues we encountered; and (iii) continuing to establish effective oversight and clarifying reporting requirements for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with reporting requirements.

As we continue to implement our remediation plan, management may decide to take additional further measures to address the material weakness or adjust the remediation steps accordingly. Management will continue testing and evaluating the implementation of internal controls and revised processes to ensure whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

Management believes that upon completion of all these actions, the material weakness will be fully remediated. However, the material weakness will not be considered remediated, until all applicable controls operate for a sufficient period of time and management has concluded, through testing, that controls are operating effectively.

Attestation Report of the Registered Public Accounting Firm

The attestation report of Kost Forer Gabbay & Kasierer, a member of EY Global, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2023 is provided on page F-4, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that except for the remediation efforts described above taken to address the material weakness during the period covered by this Annual Report, there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2023 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended December 31,
Services Rendered	2022	2023
Audit (1)	$741,000	$629,000
Tax and other (2)	$108,000	$210,000
Total	$849,000	$839,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, the filing of a shelf registration statement, various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

Not applicable.

Item 16K. CYBERSECURITY

Cybersecurity Risk Management

As part of our overall risk management system, we have established certain procedures to assess, identify, and manage material risks from cybersecurity threats. Our cybersecurity risk management system is designed to align with industry best practices, including International Organization for Standardization, or ISO, standards, provide a framework for handling cybersecurity threats and incidents, and facilitate coordination across different departments of our company. As part of this system, we have a formally documented information security management program and conduct regular tabletop exercises that include participation from executive officers. In addition, we engage consultants and other third parties who are experts in the cybersecurity risk management field to review and provide testing services as well as general incident management services. These engagements directly contribute to industry certifications and attestations that demonstrate our dedication to protecting the data that we are entrusted with by customers. Our Governance, Risk and Compliance team within the information security management program oversees and identifies material cybersecurity risks associated with our use of these third-party service providers through a formal vendor security risk management program.

Governance

Our board of directors is responsible for overseeing our cybersecurity risk management. Our board of directors will (i) maintain oversight of the disclosure relating to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer, and other personnel in charge of cybersecurity matters.

At management level, our chief executive officer and chief financial officer are responsible for assessing, identifying, and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incident. They report to our board of directors on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Memorandum of Association of the Registrant[1]
1.2	Articles of Association of the Registrant[2]
2.1	Specimen of Ordinary Share Certificate[3]
2.2	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934[4]
4.1	2000 Employee Stock Option Plan[5]
4.2	2007 Incentive Compensation Plan[6]
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of EY Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
97.1	Clawback policy
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

(1)	Filed as Exhibit 3.2 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(2)	Filed as an Item to the registrant’s Form 6-K for the month of December 2011, filed on December 7, 2011, and incorporated herein by reference.

(3)	Filed as Exhibit 4.1 to the registrant’s registration statement on Form F-1, registration number 33-41486, and incorporated herein by reference.

(4)	Filed as Exhibit 2.2 to the registrant’s registration statement on Form 20-F for the year ended December 31, 2019, and incorporated herein by reference.

(5)	Filed as Exhibit 10.2 to the registrant’s annual report on Form 20-F for the year ended December 31, 2000, and incorporated herein by reference.

(6)	Filed as Exhibit 4.3 to the registrant’s annual report on Form 20-F for the year ended December 31, 2007, and incorporated herein by reference.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Magic Software Enterprises Ltd. (the Company) as of December 31, 2022 and December 31, 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows and for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets constituting 1%, and 1% at December 31, 2022 and December 31, 2023, respectively, and total revenues constituting 2%, 2% and 2% for the years ended December 31, 2021, 2022 and 2023, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 13, 2024 expressed an adverse opinion thereon.

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

Evaluation of audit evidence over revenue

Description of the Matter

As discussed in Note 2 and 20 to the consolidated financial statements, the Company had $ 535,052 thousands in revenue for the year ended December 31, 2023. The Company’s revenue includes multiple revenue streams throughout various consolidated legal entities.

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

A Member of EY Global

We have served as the Company’s auditor since 1984.

Tel-Aviv, Israel

May 13, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, based on our audit and the report of other auditors, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Magic Software Enterprises Ltd. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We did not examine the effectiveness of internal control over financial reporting of Magic Software Japan K.K, a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 1% and 2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2023. The effectiveness of Magic Software Japan K.K.’s internal control over financial reporting was audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the effectiveness of Magic Software Japan K.K.’s internal control over financial reporting, is based solely on the report of the other auditors.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of K.M.T. (M.H.) Technologies Communication Computer Ltd. which is included in the 2023 consolidated financial statements of the Company and constituted 1.2% and 1.7% of the total and net assets, respectively, as of December 31, 2023 and 0.7% and 2.3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the business of K.M.T. (M.H.) Technologies Communication Computer Ltd.

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

The Company did not retain complete documentation as evidence for performing certain (i) business processes controls (including automated and IT-dependent manual) (ii) sufficiently precise management review controls and (iii) evidence to demonstrate completeness and accuracy of information prepared by entity (“IPE”). As a result, the Company could not monitor and oversee the completion of its assessment of the design and operating effectiveness of internal control over financial reporting in a timely manner.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated May 13, 2024, which expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

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

/s/ KOST FORER GABBAY & KASIERER

KOST FORER GABBAY & KASIERER

A Member of EY Global

Tel-Aviv, Israel

May 13, 2024

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2022	2023
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$83,062	$105,943
Short-term bank deposits		3,904	751
Trade receivables (net of allowance for credit losses of $5,416 and $7,066 as of December 31, 2022 and 2023, respectively)		118,126	108,385
Unbilled receivables and contract assets		30,354	22,713
Other accounts receivable and prepaid expenses	5	13,652	18,833
Total current assets		249,098	256,625

LONG-TERM ASSETS:
Deferred tax assets	19	3,618	6,729
Right-of-use assets	14	27,536	25,718
Other long-term receivables		5,795	8,623
Property, plants and equipment, net	7	8,338	7,988
Intangible assets, net	8	52,057	50,658
Goodwill	9	158,699	166,065
Total long-term assets		256,043	265,781

Total assets		$505,141	$522,406

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Cont.)

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2022	2023
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short term debts	10	$20,755	$28,941
Trade payables		27,598	28,415
Accrued expenses and other accounts payable	11	46,842	41,492
Current maturities of lease liabilities	14	4,591	4,406
Put options for non-controlling interests	6	27,172	18,252
Liability in respect of business combinations	6	19,287	6,656
Deferred revenues and customer advances		9,808	13,537

Total current liabilities		156,053	141,699

LONG-TERM LIABILITIES:
Long-term debt	12	30,412	52,267
Long-term lease liabilities	14	24,282	23,101
Liability in respect of business combinations	6	5,376	1,049
Deferred tax liabilities	19	10,686	11,610
Put options for non-controlling interests	6	1,120	620
Employee benefit liabilities	16	901	1,116

Total long-term liabilities		72,777	89,763

COMMITMENTS AND CONTINGENCIES	17

EQUITY	18
Magic Software Enterprises Ltd shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 50,000,000 shares at, December 31, 2022 and 2023; Issued and Outstanding: 49,093,055 and 49,099,305 shares as of December 31, 2022 and 2023, respectively		1,166	1,166
Additional paid-in capital		182,031	182,607
Accumulated other comprehensive loss		(6,559)	(10,314)
Retained earnings		86,289	92,522

Total equity attributable to Magic Software Enterprises Ltd shareholders		262,927	265,981
Non-controlling interests		13,384	24,963

Total equity		276,311	290,944

Total liabilities and equity		$505,141	$522,406

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2021	2022	2023
Revenues:
Software services	20	$30,934	$32,930	$32,694
Maintenance and technical support	20	36,149	34,762	33,999
Consulting services	20	413,242	499,100	468,359

Total revenues		480,325	566,792	535,052

Cost of revenues:
Software services		12,182	10,701	11,730
Maintenance and technical support		4,144	3,494	3,238
Consulting services		331,005	397,242	367,097

Total cost of revenues		347,331	411,437	382,065

Gross profit		132,994	155,355	152,987

Research and development expenses, net	21a	8,995	10,090	10,328
Selling and marketing expenses	21b	38,147	46,857	44,500
General and administrative expenses	21c	31,222	37,552	40,811
Change in valuation of contingent consideration related to acquisitions	6	2,507	(906)	240

Operating income		52,123	61,762	57,108

Financial expenses	21d	(3,802)	(4,993)	(9,227)
Financial income	21d	113	1,392	4,901
Increase in valuation of consideration related to acquisitions	6	(2,817)	(744)	(290)
Group’s share of earnings (losses) of a company accounted for at equity, net		-	-	(56)

Income before taxes on income		45,617	57,417	52,436

Taxes on income	19	10,278	11,138	9,934

Net income		$35,339	$46,279	$42,502

Attributable to:
Equity holders of the Company		29,767	40,470	37,031
Non-controlling interests		5,572	5,809	5,471
		$35,339	$46,279	$42,502

Net earnings per share attributable to equity holders of the Company

Basic and diluted earnings per share	21e	$0.61	$0.82	$0.75

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2021	2022	2023

Net income	$35,339	$46,279	$42,502

Other comprehensive income (loss) net of tax effect:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	2,750	(19,099)	(4,429)

Total other comprehensive income (loss), net of tax	2,750	(19,099)	(4,429)

Total comprehensive income	38,089	27,180	38,073

Total comprehensive income attributable to:
Equity holders of the Company	31,594	24,647	33,276
Non-controlling interests	6,495	2,533	4,797

	$38,089	$27,180	$38,073

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	Capital	earnings	Income	interests	Equity

Balance as of January 1, 2021	49,035,055	$1,164	$188,415	$62,673	$7,437	$8,718	$268,407

Net income	-	-	-	29,767	-	5,572	35,339
Other comprehensive income	-	-	-	-	1,827	923	2,750

Total comprehensive income	-	-	-	29,767	1,827	6,495	38,089

Exercise of options	38,000	1	40	-	-	-	41
Dividend to Magic’s shareholders	-	-	-	(21,780)	-	-	(21,780)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(4,233)	(4,233)
Cost of share-based payment	-	-	956	-	-	-	956
Acquisition of subsidiaries	-	-	-	-	-	719	719
Settlement of put options over non-controlling interest	-	-	(5,364)	-	-	(1,279)	(6,643)

Balance as of December 31, 2021	49,073,055	$1,165	$184,047	$70,660	$9,264	$10,420	$275,556

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	capital	earnings	Income	interests	Equity

Balance as of January 1, 2022	49,073,055	$1,165	$184,047	$70,660	$9,264	$10,420	$275,556

Net income	-	-	-	40,470	-	5,809	46,279
Other comprehensive loss	-	-	-	-	(15,823)	(3,276)	(19,099)

Total comprehensive income	-	-	-	40,470	(15,823)	2,533	27,180

Exercise of options	20,000	1	-	-	-	-	1
Dividend to Magic’s shareholders	-	-	-	(24,841)	-	-	(24,841)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(4,170)	(4,170)
Cost of share-based payment	-	-	(56)	-	-	2,135	2,079
Acquisition of subsidiaries	-	-	(721)	-	-	(133)	(854)
Settlement of put options over non-controlling interest	-	-	(1,239)	-	-	2,599	1,360

Balance as of December 31, 2022	49,093,055	$1,166	$182,031	$86,289	$(6,559)	$13,384	$276,311

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity

Balance as of January 1, 2023	49,093,055	$1,166	$182,031	$86,289	$(6,559)	$13,384	$276,311

Net income	-	-	-	37,031	-	5,471	42,502
Other comprehensive loss	-	-	-	-	(3,755)	(674)	(4,429)

Total comprehensive income	-	-	-	37,031	(3,755)	4,797	38,073

Exercise of options	6,250	-	22	-	-	-	22
Dividend to Magic’s shareholders	-	-	-	(30,798)	-	-	(30,798)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(4,055)	(4,055)
Cost of share-based payment	-	-	(225)	-	-	4,023	3,798
Non-controlling interests arising from initially consolidated companies	-	-	-	-	-	3,644	3,644
Acquisition of non-controlling interests	-	-	(67)	-	-	(3,199)	(3,266)
Settlement of put options over non-controlling interest	-	-	846	-	-	6,369	7,215

Balance as of December 31, 2023	49,099,305	$1,166	$182,607	$92,522	$(10,314)	$24,963	$290,944

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	2021	2022	2023

Cash flows from operating activities:

Net income	$35,339	$46,279	$42,502

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,837	19,795	20,553
Cost of share-based payment	956	2,079	3,798
Changes in value of short-term and long-term loans from banks and others and deposits, net	71	(1,686)	1,533
Changes in deferred taxes, net	(3,080)	(3,904)	(3,238)
Payments of deferred and contingent consideration related to acquisitions	(556)	(3,919)	(6,572)
Capital gain from sale of property, plant and equipment	-	-	(42)
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	-	3,747	285
Amortization of premium and accrued interest on debt instruments at fair value through other comprehensive income	96	76	(114)

Working capital adjustments:
Trade receivables	(27,539)	(2,569)	18,426
Accrued expenses and other accounts payable	5,415	(975)	(7,190)
Other current and long-term accounts receivable	263	(1,934)	(5,586)
Trade payables	8,792	139	858
Deferred revenues	4,080	(513)	3,779

Net cash provided by operating activities	$43,674	$56,615	$68,992

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2021	2022	2023
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix A)	$(6,833)	$(21,670)	$(14,244)
Loans to related party	-	(2,250)	909
Proceeds from sale of property, plant and equipment	-	-	54
Payments to former shareholders of consolidated company	-	-	(583)
Purchase of financial assets measured at fair value through other comprehensive income	-	-	(1,243)
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(5,342)	(4,870)	(11,320)
Purchase of intangible assets	-	(219)	-
Purchase of property and equipment	(1,439)	(4,381)	(1,618)
Redemption of marketable securities	-	309	-

Investment in a company accounted for at equity	-	-	(498)

Change in short-term and long-term deposits	(5,390)	1,682	4,110
Capitalization of software development	(3,193)	(3,059)	(3,183)

Net cash used in investing activities	(22,197)	(34,458)	(27,616)

Cash flows from financing activities:

Exercise of employees’ stock options	41	1	22
Dividend paid to non-controlling interests	(4,233)	(4,170)	(4,055)
Dividend to Magic’s shareholders	(21,780)	(24,841)	(30,798)
Repayment of long-term loans from banks and others	(14,467)	(14,323)	(20,994)
Receipt of long-term loans from banks and others	25,558	30,703	49,465
Repayment of lease liabilities	(5,874)	(4,792)	(5,690)
Cash paid due to exercise of put option by non-controlling interests	(511)	(854)	(5,243)

Net cash used in financing activities	(21,266)	(18,276)	(17,293)

Effect of exchange rate changes on cash and cash equivalents	(248)	(8,909)	(1,202)

Increase (decrease) in cash and cash equivalents	(37)	(5,028)	22,881
Cash and cash equivalents at beginning of year	88,127	88,090	83,062

Cash and cash equivalents at end of year	$88,090	$83,062	$105,943

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2021	2022	2023
Appendix A
Cash paid in conjunction with acquisitions, net of acquired cash:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Net assets, excluding acquired cash	$506	$(1,168)	$(197)
Intangible assets, net of deferred taxes	(4,817)	(13,552)	(8,281)
Goodwill	(8,544)	(22,370)	(9,410)
Deferred and contingent liabilities assumed in current year business combinations	5,303	15,420	-
Non-controlling interests	719	-	3,644

	$(6,833)	$(21,670)	$(14,244)
Appendix B
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$2,801	$6,349	$2,787
Appendix C
Supplemental disclosure of cash flow activities:

Cash paid, net during the year for:

Income taxes	$13,050	$14,457	$15,886

Interest	$1,264	$1,306	$3,208

The accompanying notes form an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

Magic Software Enterprises Ltd., an Israeli company (“the Company” or “the Company”), is a global: (i) provider of proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) provider of selected packaged vertical software solutions; and (iii) vendor of software services and IT outsourcing software services.

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

NOTE 2:- Material ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

Measurement basis:

The Company’s consolidated financial statements are prepared on a cost basis, except for financial assets measured at fair value through other comprehensive income (“OCI”), provisions, employee benefit assets and liabilities, and financial assets and liabilities which are presented at fair value through profit or loss. (See Note 6).

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the financial statements. Such judgments, estimates and assumptions are related, but not limited to liabilities in respect of business combinations, goodwill and intangible assets and their subsequent impairment analysis, determination of fair value of put options of non-controlling interests, legal contingencies, research and development capitalization as well as amortization periods, classification of leases as well as the determination of the lease term and the incremental borrowing rate, income tax uncertainties, share-based compensation, as well as the determination of revenue recognition from contracts accounted for based on the estimate of percentage of completion, identification of performance obligations and the determination of the transaction price as well as the standalone selling prices, and evaluating expected credit losses (“ECL”). The Company’s management believes that the estimates, judgments, and assumptions used, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

6)	Functional currency and presentation currency:

The presentation currency of these financial statements is the U.S dollar (the “dollar”), since the Company believes that financial statements in U.S dollars provide more relevant information to its investors and users of the financial statements. Also, the dollar is the currency of the primary economic environment in which the Company and certain subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar. The functional currency of each subsidiary represents the primary economic environment in which each subsidiary operates.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

7)	Revenue recognition:

Revenue from contracts with customers is recognized when control of the promised goods or services are transferred to the customers. The transaction price is the amount of the consideration that is expected to be received based on the contract terms, excluding amounts collected on behalf of third parties (such as taxes).

The Company enters into contracts that can include various combinations of products, software and professional services, as detailed below, which are generally distinct from each other and accounted for as separate performance obligations.

The Company derives its revenues from licensing the rights to use its software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sells its products primarily through direct sales force and indirectly through distributors and value-added resellers.

The Company recognizes revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time.

When the Company enters into a contract for the sale of a software license which does not require significant implementation services and the customer receives the rights to use the perpetual or term-based software license, the Company recognizes revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources.

Revenue from long-term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. The underlying deliverable is owned and controlled by the customer and does not create an asset with an alternative use to the Company. The Company recognizes revenue of such contracts over time using cost inputs, which recognize revenue and gross profit as work is performed based on a ratio between actual costs incurred compared to the total estimated costs for the contract, to measure progress toward completion of its performance obligations.

In addition, the Company provides professional services that do not involve significant customization to customer-specific specifications (typically staffing or consulting services). The revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services (time and material) that were provided to the customer, in accordance with the terms of the contracts.

The Company’s revenues from post contract support are derived from annual maintenance contracts providing for unspecified upgrades for new versions and enhancements on a when-and-if-available basis for an annual fee, as well as technical support for software licenses previously sold. The right for an unspecified upgrade for new versions and enhancements on a when-and-if-available basis do not specify the features, functionality and release date of future product enhancements for the customer to know what will be made available and the general timeframe in which it will be delivered. The Company considers the post contract support performance obligation as a distinct performance obligation that is satisfied over time and recognized on a straight-line basis over the contractual period.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

Revenues from professional services, both related to software and IT professional services businesses consists of either fixed price or time and materials, are considered performance obligations that are satisfied over time and revenues are recognized as the services are provided.

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

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2023 and 2022, no costs have been capitalized.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

8)	Income tax:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized in other comprehensive income or equity.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

9)	Leases:

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and buildings	1-12	3
Motor vehicles	1-5	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Lease extension and termination options:

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

10)	Property, plant and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at annual rates as follows:

Years

Software	3-5 (mainly 5)
Computers and peripheral equipment	3-5
Office furniture and equipment	7-15 (mainly 7)
Motor vehicles	7

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

11)	Intangible assets:

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 3-5 years).

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

During the years ended December 31, 2021, 2022 and 2023, no such unrecoverable amounts were identified.

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

12)	Impairment of non-financial assets:

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

During the years ended December 31, 2021, 2022 and 2023, no impairment loss was identified.

13)	Financial instruments:

The accounting policy for financial instruments in accordance with IFRS 9, “Financial Instruments” is as follows:

1.	Financial assets

Financial assets are measured upon initial recognition at fair value plus transaction costs that are directly attributable to the acquisition of the financial assets, except for financial assets measured at fair value through profit or loss in respect of which transaction costs are recorded in profit or loss.

Impairment of financial assets:

The Company evaluates at the end of each reporting period the loss allowance for financial debt instruments which are not measured at fair value through profit or loss.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses. Trade receivables include original invoiced amounts less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts which haven’t been recognized yet. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of profit or loss. Such allowance charge amounted of $892, $1,778 and $2,116, respectively for the years ended December 31, 2021, 2022 and 2023.

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

14)	Fair value measurement:

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

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement.

15)	Provisions:

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

16)	Employee benefits:

The Company maintains several employee benefit plans:

i.	Short-term employee benefits:

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

17)	Share-based payment:

The Company’s senior management are entitled to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

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

18)	Concentration of credit risk:

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

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

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

19)	Liquidity risk:

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

20)	Reclassification of prior years presentation

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

21)	Changes in accounting policies – initial adoption of new financial reporting and accounting standards:

1.	Amendment to IAS 1, “Presentation of Financial Statements”:

In January 2020, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements” regarding the criteria for determining the classification of liabilities as current or non-current (“the Original Amendment”). In October 2022, the IASB issued a subsequent amendment (“the Subsequent Amendment”).

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

According to the Subsequent Amendment:

●	Only financial covenants with which an entity must comply on or before the reporting date will affect a liability’s classification as current or non-current.

●	In respect of a liability for which compliance with financial covenants is to be evaluated within twelve months from the reporting date, disclosure is required to enable users of the financial statements to assess the risks related to that liability. The Subsequent Amendment requires disclosure of the carrying amount of the liability, information about the financial covenants, and the facts and circumstances at the end of the reporting period that could result in the conclusion that the entity may have difficulty in complying with the financial covenants.

According to the Original Amendment, the conversion option of a liability affects the classification of the entire liability as current or non-current unless the conversion component is an equity instrument.

The Original Amendment and Subsequent Amendment are both effective for annual periods beginning on or after January 1, 2024 and must be applied retrospectively. Early adoption is permitted.

The above amendments are not expected to have a material impact on the Company’s consolidated financial statements.

2.	Amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures”:

In May 2023, the IASB issued amendments to IAS 7, “Statement of Cash Flows”, and IFRS 7, “Financial Instruments: Disclosures” (“the Amendments”) to address the presentation of liabilities and the associated cash flows arising out of supplier finance arrangements, as well as disclosures required for such arrangements.

The disclosure requirements in the Amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The Amendments are effective for annual reporting periods beginning on or after January 1, 2024. Early adoption is permitted but will need to be disclosed.

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

3.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

The Amendments set out the requirements for determining the spot exchange rate when a currency lacks exchangeability. The Amendments require disclosure of information that will enable users of financial statements to understand how a currency not being exchangeable affects or is expected to affect the entity’s financial performance, financial position and cash flows.

The Amendments apply for annual reporting periods beginning on or after January 1, 2025. Earlier adoption is permitted, in which case, an entity is required to disclose that fact. When applying the Amendments, an entity should not restate comparative information. Instead, if the foreign currency is not exchangeable at the beginning of the annual reporting period in which the Amendments are first applied (the initial application date), the entity should translate affected assets, liabilities and equity as required by the Amendments and recognize the differences as of the initial application date as an adjustment to the opening balance of retained earnings and/or to the foreign currency translation reserve, as required by the Amendments .

The Company believes that the Amendments are not expected to have a material impact on its consolidated financial statements.

NOTE 3:- BUSINESS COMBINATIONS

Current year acquisitions

On June 8, 2023, the Company acquired 60% of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT delivers a broad spectrum of ICT products, cloud platform, VoIP, technical support and planning and construction of computing. KMT was acquired for a total consideration of NIS 55,039 ($ 14,875). NIS 60 million was paid upon closing of which a payment of NIS 15 million is related to a contingent consideration depending on the future operating results achieved by KMT referring to years 2023-2025. If the future operating results will not be fully achieved, the seller will be required to return the whole or part of the contingent consideration. This contingent consideration was accounted for as a financial asset measured at its fair value as of the acquisition date of NIS 5 million ($1.4 million).

The results of operations were included in the consolidated financial statements of the Company commencing June 30, 2023. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding $632 of cash acquired	$197
Intangible assets, net of deferred tax liabilities	8,281
Non-controlling interests	(3,644)
Goodwill	9,410
Total assets acquired	$14,244

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS (Cont.)

The goodwill from the acquisition of KMT is primarily attributable to potential synergy with Magic, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

Previous year acquisitions

a.

On December 2, 2021, the Company entered into a Share Purchase Agreement (“the Agreement”) to acquire 50.1% of the outstanding share capital of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem, for $21,492. Of which, $11,042 was paid upon closing. The final closing and execution of the Agreement occurred on January 27, 2022. In addition, the Company paid $1.5 million as an advance payment for future acquisition of the remainder of Appush’s shares. According to the Agreement, the Company is obliged to purchase the remainder of Appush’s shares in stages until it will hold 100% of Appush’s shares on or before December 31, 2026. This obligation was accounted for as a financial liability measured at its fair value as of the acquisition date of $10,450. Beyond the $11,042 paid in 2021, the Company paid $239 in 2022 and $4,962 in 2023. The fair value of the financial liability at December 31, 2023 was $4,634.

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

b.

On August 23, 2022, the Company acquired The Goodkind Group, LLC (“TGG”) for a total consideration of $11,629, subject to net working capital adjustments. Of which, $7,993 was paid upon closing. The remainder constitutes a deferred payment payable in 2023 and 2024. TGG provides permanent and temporary staffing needs in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resources, Financial Services. TGG specializes in customizing solutions and programs to their clients. With On-Site programs and sourcing models the Company solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning.

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

c.

On July 1, 2022, the Company acquired Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely from a cash consideration in an amount of $3,428.

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

d.

During 2022, the Company entered into two separate Asset Purchase Agreements which meet the definition of a business. Therefore, the Company deemed them as business combinations which were accounted for in accordance with IFRS 3. These aforementioned acquisitions are immaterial, both individually and in aggregate. The total consideration paid for these acquisitions was $1,753.

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

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2022	2023
Balance nominated in USD	$38,688	$57,653
Balance nominated in NIS	25,197	35,034
Balance nominated in other currencies	19,177	13,256
	$83,062	$105,943

NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

The following table summarizes the composition of the Company’s other accounts receivable and prepaid expenses:

	December 31,
	2022	2023
Prepaid expenses	$4,262	$5,606
Government authorities	3,659	5,289
Related parties	3,077	3,178
Marketable securities and others	2,654	4,760
	$13,652	$18,833

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- FAIR VALUE MEASUREMENT (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2022 and 2023:

	Fair value measurements
	December 31, 2023
	Level 3	Total
Assets:
Assets in respect of business combinations	$1,368	$1,368

	$1,368	$1,368
Liabilities:
Liability in respect of business combinations	$6,175	$6,175
Put options of non-controlling interests	18,872	18,872

	$25,047	$25,047

	Fair value measurements
	December 31, 2022
	Level 3	Total
Liabilities:
Liability in respect of business combinations	$19,693	$19,693
Put options of non-controlling interests	28,292	28,292

	$47,985	$47,985

There were no Level 1 or Level 2 instruments during neither of the reported periods.

The movement in the contingent consideration in respect of the business combinations is as follows:

	December 31,
	2022	2023
Opening balance	$17,772	$19,693
Increase in contingent consideration due to acquisitions	10,670	-
Payment of contingent consideration	(8,547)	(13,908)
Increase in fair value of contingent consideration	119	880
Decrease in fair value of contingent consideration	(1,025)	(640)
Foreign currency translation adjustments	(598)	(146)
Amortization of interest and exchange rate	1,302	296

Closing balance	$19,693	$6,175

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- FAIR VALUE MEASUREMENT (COnt.)

The movement in the deferred consideration in respect of the business combinations is as follows:

	December 31,
	2022	2023
Opening balance	$2,755	$4,970
Increase in deferred consideration due to acquisitions	4,744	-
Payment of deferred consideration	(1,742)	(3,757)
Amortization of interest and exchange rate	74	62
Working capital adjustments and other	(861)	255

Closing balance	$4,970	$1,530

The financial assets and liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2022	2023
Financial assets

Financial assets at cost:

Cash and cash equivalents	$83,062	$105,943
Short-term bank deposits	3,904	751
Trade receivables, net	118,126	108,385
Marketable securities	757	2,316
Total financial assets at cost measured at cost:	$205,849	$217,395

Financial assets at fair value through profit or loss:
Assets in respect of business combinations	$-	$1,368
Total financial assets	$205,849	$218,763
Financial liabilities at fair value through equity:
Put options of non-controlling interests	$28,292	$18,872

Financial liabilities at fair value through profit or loss:
Liability in respect of business combinations	$24,663	$7,705

Financial liabilities measured at amortized cost:
Loans from bank and financial institutions (short-term and long-term debts	$51,167	$81,208
Lease liabilities	28,873	27,507
Total financial liabilities measured at amortized cost:	$80,040	$108,715

Total financial and lease liabilities	$132,995	$135,292

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY, PLANTS AND EQUIPMENT, NET

Composition and movement:

	Software	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total

Cost:
Balance as of January 1, 2022	$1,623	$1,444	$3,839	$8,106	$3,725	$18,737
Additions during the year:
Purchases	110	9	1,365	2,702	195	4,381
Acquisition of subsidiaries	4	-	55	112	8	179
Adjustments arising from translating financial statements of foreign operations	(220)	(181)	(555)	(1,668)	1,996	(628)
Decreases during the year:
Disposals	(25)	(2)	(309)	(632)	(44)	(1,012)

Balance as of December 31, 2022	$1,492	$1,270	$4,395	$8,620	$5,880	$21,657

Accumulated depreciation:
Balance as of January 1, 2022	$1,510	$1,240	$2,480	$6,594	$1,041	$12,865
Additions during the year:
Depreciation	47	4	583	1,192	84	1,910
Disposals	(23)	(2)	(284)	(580)	(41)	(930)
Adjustments arising from translating financial statements of foreign operations	(135)	(152)	104	(520)	177	(526)

Balance as of December 31, 2022	$1,399	$1,090	2,883	$6,686	$1,261	$13,319

Depreciated cost at December 31, 2022	$93	$180	$1,512	$1,934	$4,619	$8,338

	Software	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total

Cost:
Balance as of January 1, 2023	$1,492	$1,270	$4,395	$8,620	$5,880	$21,657
Additions during the year:
Purchases	463	3	491	591	70	1,618
Acquisitions of subsidiaries	25	2	302	616	43	988
Adjustments arising from translating financial statements of foreign operations	(22)	(19)	(255)	(150)	(136)	(582)
Decreases during the year:
Disposals	(3)	(94)	(52)	(58)	(7)	(214)

Balance as of December 31, 2023	$1,955	$1,162	$4,881	$9,619	$5,850	$23,467

Accumulated depreciation:
Balance as of January 1, 2023	$1,399	$1,090	2,883	$6,686	$1,261	$13,319
Additions during the year:
Depreciation	46	48	563	816	448	1,921
Disposals	(3)	(94)	(51)	(48)	(7)	(203)
Acquisitions of subsidiaries	21	-	257	528	37	843
Adjustments arising from translating financial statements of foreign operations	(36)	(48)	(46)	(241)	(30)	(401)

Balance as of December 31, 2023	$1,427	$996	3,606	$7,741	$1,709	$15,479

Depreciated cost at December 31, 2023	$528	$166	$1,275	$1,878	$4,141	$7,988

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, NET

Composition and movement:

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total

Cost:
Balance as of January 1, 2022	$90,101	$86,651	$18,371	$637	$195,760
Capitalized development costs	3,059	-	-	-	3,059
Purchase of intangible asset	-	219	-	-	219
Acquisition of subsidiaries	-	11,319	2,707	-	14,026
Adjustments arising from translating financial statements of foreign operations	(103)	(5,055)	(1,030)	(53)	(6,241)

Balance as of December 31, 2022	$93,057	$93,134	$20,048	$584	$206,823

Accumulated amortization and impairment:
Balance as of January 1, 2022	$79,354	$54,494	$10,329	$193	$144,370
Amortization recognized in the year	3,817	7,865	1,797	95	13,574
Adjustments arising from translating financial statements of foreign operations	-	(2,930)	(244)	(4)	(3,178)

Balance as of December 31, 2022	$83,171	$59,429	$11,882	$284	$154,766

Amortized cost at December 31, 2022	$9,886	$33,705	$8,166	$300	$52,057

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total

Cost:
Balance as of January 1, 2023	$93,057	$93,134	$20,048	$584	$206,823
Capitalized development costs	3,183	-	-	-	3,183
Acquisition of subsidiaries	-	7,704	-	1,706	9,410
Adjustments arising from translating financial statements of foreign operations	(32)	(1,172)	(332)	(13)	(1,549)

Balance as of December 31, 2023	96,208	99,666	19,716	2,277	217,867

Accumulated amortization and impairment:
Balance as of January 1, 2023	$83,171	$59,429	$11,882	$284	$154,766
Amortization recognized in the year	3,545	7,925	1,712	291	13,473
Adjustments arising from translating financial statements of foreign operations	-	(864)	(163)	(3)	(1,030)

Balance as of December 31, 2023	86,716	66,490	13,431	572	167,209

Amortized cost at December 31, 2023	$9,492	$33,176	$6,285	$1,705	$50,658

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NotE 8:- Intangible Assets, Net (Cont.)

During the years ended December 31, 2021, 2022 and 2023 the Company recognized amortization expenses related to intangible assets as follows:

	Year ended December 31,
	2021	2022	2023
Cost of revenues	$6,068	$5,405	$5,471
Selling and marketing expenses	6,968	8,169	8,002
	$13,036	$13,574	$13,473

Intangible assets composition by reportable segment as of December 31, 2023:

	IT professional services	Software services	Total
Capitalized Software development costs	$788	$8,704	$9,492
Customer relationship	24,517	8,659	33,176
Acquired technology	1,439	4,846	6,285
Others	1,487	218	1,705
Total	$28,231	$22,427	$50,658

The estimated future amortization expense of intangible assets as of December 31, 2023 is as follows:

2024	$13,136
2025	11,040
2026	9,011
2027	6,338
2028 and thereafter	11,133
$50,658

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:- GOODWILL

The following table summarizes the changes in the carrying amount of goodwill for the years ended December 31, 2022 and 2023:

	IT professional services	Software services	Total
As of January 1, 2022	$75,603	$71,200	$146,803

Business combinations	19,622	2,705	22,327
Measurement period adjustments	(902)	(176)	(1,078)
Foreign currency translation adjustments	(4,326)	(5,027)	(9,353)

As of January 1, 2023	$89,997	$68,702	$158,699

Business combinations	9,410	-	9,410
Foreign currency translation adjustments	(959)	(1,085)	(2,044)

As of December 31, 2023	$98,448	$67,617	$166,065

The Company performed annual impairment tests as of December 31, 2022 and 2023 and did not identify any impairment losses (see Note 2).

The goodwill is allocated to both the IT Professional Services and Software Services segments, which represent the lowest level within the Company at which goodwill is monitored for internal management purposes.

Impairment test of goodwill for the year ended on December 31, 2023:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (i.e. a CGU of a group of CGU’s).

The Company performed an assessment for goodwill impairment for both of its segments, which is the level at which goodwill is monitored for internal management purposes and concluded that there is no impairment loss for the year ended December 31, 2023, based on the assumptions presented below:

	December 31, 2023
	IT professional services	Software services
Carrying amount	$187,183	$74,009
Weighted average cost of capital	15%	13.9%
Terminal value growth rate	3%	3%

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future.

Based on the Company’s abovementioned assessment as of December 31, 2023, no goodwill was determined to be impaired, since the fair value of the Company’s group of cash-generating units significantly exceeded their carrying amount.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:- SHORT TERM DEBTS

	December 31,
	2023
	Interest rate		December 31,
	%	Currency	2022	2023

Short-term loans from banks	3.4-6.8	NIS	$2,449	$2,772
Current maturities of long-term loans from financial institutions and banks	2.1-7.2	NIS	9,310	11,226
Current maturities of long-term loans from banks	7.5-8.1	USD	8,908	13,209
Accrued interest on long term debt	2.6- 3.14	NIS	23	75
Accrued interest on long term debt	6.07	USD	65	1,659
			$20,755	$28,941

Note 11:- ACCRUED EXPENSES AND other accounts payable

Accrued expenses and other accounts payable are comprised of the following as of the below dates:

	December 31,
	2022	2023
Employees and payroll accruals	$29,746	$27,460
Accrued expenses	10,239	9,296
Government authorities and other	6,857	4,736
Total	$46,842	$41,492

Note 12:- Long term DEBTS

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

	Linkage	Interest	December 31,
	basis	rate	2022	2023
		%
Loans from banks and others	NIS	2.12 – 7.2	$12,161	$29,010
Bank loans	USD	3.4 – 8.1	36,408	47,634
Other long-term debts	JPY	1.71	61	58
			$48,630	$76,701
Less current maturities	NIS, USD		(18,218)	(24,435)

			$30,412	$52,267

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 12:- Long term DEBTS (Cont.)

b.	Maturity dates:

	December 31,
	2022	2023
First year (Current maturities)	$18,218	$24,435
Second year	10,043	18,731
Third year	9,818	14,617
Fourth year	5,000	15,037
Fifth year and thereafter	5,551	3,881
Total	$48,630	$76,701

c.	Financial Covenants:

On March 27, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which, the Company borrowed $20,000 for a four-year term (the “Bank Loan”). The Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) starting March 27, 2024. The Bank Loan bears interest at the rate SOFR + 3.38%. The interest is paid on a yearly basis.

On June 7, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which, the Company borrowed ILS 60,000 thousands for a five-year term (the “Bank Loan”). The Bank Loan will mature on May 7, 2028, and will be repaid in five (5) equal annual instalments of ILS 12,000 thousands (not including interest) starting May 7, 2024. The Bank Loan bears an interest rate of prime + 0.92% per annum, payable in two semi-annual payments.

These two Bank Loans, which may be prepaid under certain circumstances, are subject to various financial covenants which mainly consist of the following:

Under the terms of the Loans, the Company has undertaken to maintain the following financial covenants, as they will be expressed in its consolidated financial statements, as described:

a.	The Company’s total equity shall not be lower than $150 million (one hundred and fifty million U.S. Dollars) at all times;

b.	The ratio of the Company’s total financial debts less cash, short-term deposits and short-term marketable securities to the total assets will not exceed 30%;

c.	The ratio of the Company’s total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1.

As of December 31, 2023, the Company was in compliance with the financial covenants.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 13:- RELATED PARTies TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $5,615, $6,990, and $3,678, in aggregate for the years ended December 31, 2021, 2022 and 2023, respectively and acquired services amounting to approximately $2,639, $3,088 and $3,371 for the years ended December 31, 2021, 2022 and 2023, respectively.

As of December 31, 2022 and 2023, the Company had trade and other receivables balances due to its related parties in amount of approximately $8,519 and $5,494, respectively. In addition, as of December 31, 2022 and 2023, the Company had trade payables balances due from its related parties in amount of approximately $124 and $322, respectively.

Note 14:- LEASES

The Company leases substantially all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2024 and 2034. Some leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In July 2020, the Company entered into a lease agreement for new corporate offices for the Company in Or Yehuda, Israel. The lease expires in June 2033, with an option by the Company to extend for an additional 10-years term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2024 and 2026, with renewal options varying between 2024 and 2029.

In November 2021, one of the Company’s subsidiaries in Israel entered into a lease agreement for new corporate offices. The lease commenced in July 2022 with a lease term through 2029, with an option to terminate the lease after a 4-year term following a 12-month notice in advance, and an option to renew the lease to an additional 5-year term, through 2034. The Company deemed this option as reasonably certain to be renewed.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- LEASES (Cont.)

Maturity analysis of undiscounted future lease payments for lease liabilities:

December 31,
2023
2024	$5,309
2025	4,367
2026	3,265
2027	2,561
2028	2,086
2029 and thereafter	15,663
Total undiscounted cash flows	$33,251

Less imputed interest	(5,744)
Present value of lease liabilities	$27,507

a.	Information on leases:

	Year ended December 31,
	2022	2023

Expenses relating to operating lease costs	$1,930	$2,225
Expenses relating to short-term leases	$109	$62
Expenses relating to variable lease payments	$2,753	$2,872
Total cash outflow for leases	$4,792	$5,159

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2023
Weighted average remaining lease term (years)	11.80
Weighted average discount rate	3.89%

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- LEASES (Cont.)

	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2023	$40,452	$4,871	$45,323
Additions during the year:
New leases	1,150	1,575	2,725
Modification of leases	910	66	976
Adjustments for indexation	871	72	943
Adjustments arising from translating financial statements of foreign operations	37	212	249
Acquisition of subsidiaries	62	-	62
Disposals during the year:
Termination of leases	(298)	(378)	(676)

Balance as of December 31, 2023	$43,184	$6,418	$49,602

Accumulated depreciation:
Balance as of January 1, 2023	15,250	2,537	17,787
Additions during the year:
Depreciation	3,689	1,470	5,159
Adjustments arising from translating financial statements of foreign operations	929	428	1,357
Disposals during the year:
Termination of leases	(192)	(227)	(419)

Balance as of December 31, 2023	19,676	4,208	23,884

Depreciated cost at December 31, 2023	$23,508	$2,210	$25,718

Note 15:- SHARE BASED PAYMENTS

a.	Stock Option Plans of the Company:

Under the Company’s 2007 Stock Option Plan, as amended (“the 2007 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the original 2007 Stock Option Plan, which is valid until August 1, 2027, the Company reserved 2,750,000 Ordinary shares for issuance. As of December 31, 2023, an aggregate of 952,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

No grants were made to employees or directors in 2022 and 2023.

A summary of employee option activity under the 2007 Plan as of December 31, 2023 and changes during the year ended December 31, 2023 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	26,250	$0.91	5.95	$397
Exercised	(6,250)	3.51
Forfeited	(20,000)	-

Outstanding at December 31, 2023	-	$-	-	$-

Exercisable at December 31, 2023	-	$-	-	$-

The aggregate intrinsic value in the table above represents the total intrinsic value that would have been received by the option holders had all option holders exercised their options on December 31, 2023. This amount is changed based on the market value of the Company’s Ordinary shares. Total intrinsic value of options exercised during the years ended December 31, 2022 and 2023 was $344 and $61 respectively.

b.	Stock Option Plan of Comm-IT Solutions:

Under the Comm-IT Solutions’ 2022 Stock Option Plan, (“Comm-IT Solutions 2022 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to Comm-IT Solutions 2022 Plan, Comm-IT Technology Solutions Ltd. (“Comm-IT Solutions”) shall reserve in its registered and reserved capital, such sufficient number of shares (subject to any adjustment in the capital under the Comm-IT Solutions 2022 Plan) required in order to consummate the Comm-IT Solutions 2022 Plan.

In December 2022, Magic’s Israeli subsidiary, Comm-IT Technology Solutions Ltd., awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT Solutions, at an exercise price ranging between $0.28-$1,822. 827 of the options fully vested upon their grant, whereas the vesting of the remainder of the options are subject to Comm-IT Solutions and its subsidiaries meeting certain EBITDA targets to be achieved by one of the years 2023-2024. In 2023, CommIT fully achieved plan EBITDA targets. Subject to the achievement of the EBITDA targets, as well as the officers continued employment with Comm-IT Solutions throughout 2027, the options will vest at certain points in time throughout the years 2024 to 2027.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- SHARE BASED PAYMENTS (Cont.)

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2023 and changes during the year ended December 31, 2023 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2023	4,028	$264.67	7.94	$7,499
Granted	-	-
Outstanding at December 31, 2023	4,028	256.79	6.94	7,276

Exercisable at December 31, 2023	1,847	$27.72	6.93	$3,760

As of December 31, 2023, there was $1,465 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized in full over a weighted average period of 1.1 years.

The options outstanding as of December 31, 2023, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price of exercisable options
In $
0.28	3,238	6.92	1,736	$0.28
455	297	6.99	111	455
1,822	493	6.99	-	-
	4,028	6.94	1,847	$27.72

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- SHARE BASED PAYMENTS (Cont.)

The fair value of the options granted in 2022 using the Binomial model, was estimated on the date of grant with the following assumptions:

Year ended December 31, 2022

Share price	$2,110
Contractual life	8 years
Expected exercise factor	1.5
Dividend yield	0%
Expected volatility (weighted average)	41%
Risk-free interest rate	3.28%-3.65%
Fair value of option at the grant date	$1,078-$2,126

c.	Cost of share-based payment:

During the years ended December 31 2021, 2022 and 2023 the Company share-based payment expense under the 2007 plan and CommIT Solution 2022 amounted to $956, $2,079 and $3,798, respectively, as follows:

	Year ended December 31,
	2021	2022	2023

Selling and marketing expenses	$956	$(56)	$(225)
General and administrative expenses	-	2,135	4,023
	$956	$2,079	$3,798

NOTE 16:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits and termination benefits.

a)	Post-employment benefits:

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

Severance expenses for the years 2021, 2022 and 2023 were $5,267, $7,078 and $5,464, respectively.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- EMPLOYEE BENEFIT LIABILITIES (Cont.)

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

b)	Composition of defined benefit plans is as follows:

	December 31,
	2022	2023
Defined benefit obligation	$2,476	$2,665
Fair value of plan assets	(1,575)	(1,549)

Net defined benefit liability	$901	$1,116

NOTE 17:- COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2023, the Company has provided performance bank guarantees as security for the performance of various contracts with customers as well as to secure future payments in respect of lease agreements in the amount of $1,776 and $902, respectively. As of December 31, 2023, the Company has restricted bank deposits of $728 in favor of the issuing banks.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 18:- equity

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Accumulated other comprehensive loss:

	December 31,
	2022	2023
Accumulated foreign currency translation adjustments	(6,585)	(10,340)
Accumulated unrealized gain on derivative instruments, net	26	26

Total other comprehensive income (loss)	$(6,559)	$(10,314)

c.	Dividend distribution policy

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

On March 8, 2021, the Company declared a dividend distribution of $0.21 per share ($10,297 in the aggregate) which was paid on April 7, 2021. On August 12, 2021, the Company declared a dividend distribution of $0.23 per share ($11,480 in the aggregate) which was paid on September 14, 2021.

On March 2, 2022, the Company declared a dividend distribution of $0.216 per share ($10,612 in the aggregate) which was paid on April 7, 2022. On August 11, 2022, the Company declared a dividend distribution of $0.29 per share ($14,237 in the aggregate) which was paid on September 13, 2022.

On March 9, 2023, the Company declared a dividend distribution of $0.3 per share ($14.7 million in the aggregate) which was paid on April 20, 2023. On August 14, 2023, the Company declared a dividend distribution of $0.327 per share ($16.1 million in the aggregate) which was paid on September 13, 2023.

Note 19:- INCOME tax

a.	Israeli taxation:

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2022 and 2023. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:- INCOME tax (Cont.)

2)	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Law”):

Amendment 73 to the law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years) 2016, which includes Amendment 73 to the Law for the Encouragement of Capital Investments (“the 2017 Amendment”) was published and was pending the publication of regulations, in May 2017 regulations were promulgated by the Finance Ministry to implement the “Nexus Principles” based on OECD guidelines published as part of the Base Erosion and Profit Shifting (BEPS) project. Following the publication of the regulations the 2017 Amendment became fully effective. According to the 2017 Amendment, a Preferred Technological Enterprise, as defined in the 2017 Amendment, with total consolidated revenues less than NIS 10 billion, shall be subject to 12% tax rate on income derived from intellectual property (in development area A—a tax rate of 7.5%). In order to qualify as a Preferred technological enterprise certain criterion must be met, such as a minimum ratio of annual R&D expenditure and R&D employees, as well as having at least 25% of annual revenues derived from exports.

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

One of Company’s Israeli subsidiaries has elected to apply the new incentives regime under the Amendment to their industrial activity in Israel, subject to meeting its requirements, starting in 2011.

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

In November 2022, the Company elected to benefit from the Temporary Order and filed its application for the Temporary Order and paid the required reduced CIT as per the provisions of the Economic Efficiency Law in respect of its total accumulated tax-exempt earnings amounting to NIS 25,022 (approximately $7,100), and accordingly recognized a tax expense of NIS 2,502 (approximately $711). As of December 31, 2022, all the trapped earnings were released.

The Company and its subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2018.

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

As of December 31, 2023, the Company had $27,134 of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

5)	Net operating loss carried forward:

As of December 31, 2023, two Israeli subsidiaries of the Company had operating loss carryforwards of $9,874 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $9,225), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $3,684 as of December 31, 2023, which can be carried forward to offset against future taxable income.

Two of the Company’s subsidiaries in U.S. had estimated total available tax loss carryforwards of $13,898 as of December 31, 2023, which can be carried forward to offset against future taxable income.

6)	Presentation of net deferred tax assets and liabilities, in the consolidated statements of financial position:

	December 31,
	2022	2023
Deferred taxes assets	$3,618	$6,729
Deferred tax liabilities	(10,686)	(11,610)
	$(7,068)	$(4,881)

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:- INCOME tax (Cont.)

7)	Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2022	2023
Deferred tax liabilities:
Intangible assets	$12,311	$13,789
Reserves and allowances	1,142	530
Right-of-use assets	5,133	5,169

Gross deferred tax liabilities	$18,586	$19,488

Deferred tax assets:

Carry-forwards losses	$349	$3,668
Intangible assets	540	1,495
Reserves and allowances	5,628	4,054
Lease liabilities	5,001	5,390

Gross deferred tax assets	$11,518	$14,607
Net deferred tax liabilities	$(7,068)	$(4,881)

8)	Income tax (tax benefit) consist of the following:

	Year ended December 31,
	2021	2022	2023
Current:
Domestic	$7,847	$11,368	$11,108
Foreign	6,123	6,304	5

	13,970	17,672	11,113
Deferred taxes:
Domestic	(1,149)	(1,318)	(1,588)
Foreign	(2,543)	(5,216)	409

	(3,692)	(6,534)	(1,179)

Taxes on income	$10,278	$11,138	$9,934

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:- INCOME tax (Cont.)

9)	Theoretical tax:

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company’s consolidated statements of profit or loss:

	Year ended December 31,
	2021	2022	2023

Income before income taxes, as per the statement of operations	$45,617	$57,417	$52,436

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	10,494	13,205	12,060

Tax adjustment in respect of different tax rates	283	(1,756)	(1,345)
Deferred taxes on losses for which deferred taxes were not created	(80)	(511)	(2,764)
Tax-deductible costs, not included in the accounting costs	(1,041)	(2,680)	-
Non-deductible expenses and tax expenses in respect of prior years, net	1,001	2,670	534
Uncertain tax positions and other	(379)	210	1,448

Taxes on income	$10,278	$11,138	$9,934

NOTE 20:- REVENUE RECOGNITION

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $105.8 million as of December 31, 2023. The Company expects to recognize approximately 68% in 2024 from remaining performance obligations as of December 31, 2023, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:- REVENUE RECOGNITION (Cont.)

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets, and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2022	2023
Trade receivables (net of allowance for credit losses of $5,416 and $7,066 at December 31, 2022 and 2023, respectively)	$118,126	$108,385
Unbilled receivables	26,114	15,953
Contract assets	4,240	6,760
Long-term unbilled receivables *)	2,548	2,240
Long-term trade receivables *)	735	1,029
Deferred revenues (short-term contract liabilities)	$9,808	$13,537

*)	Included in Other long-term receivables in the consolidated statements of financial position.

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 days	31-60 days	61-90 days	91-120 days	Over 121 days	Total	Unpaid deferred revenues	Allowance for credit losses	Total trade receivables, net
December 31, 2022	$67,793	$24,150	$16,869	$12,863	$4,125	$13,311	$139,111	$(15,569)	$(5,416)	$118,126
December 31, 2023	$71,545	$30,191	$7,065	$3,407	$1,801	$15,818	$129,826	$(14,375)	$(7,066)	$108,385

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

During the year ended December 31, 2023, the Company recognized $9,808 that was included in deferred revenues (short-term contract liability) balance at December 31, 2022.

Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2021	2022	2023

Products and services transferred over time	$449,391	$533,862	$502,358
Products transferred at a point in time	30,934	32,930	32,694
	480,325	566,792	535,052

NOTE 21:- SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2021	2022	2023
Total costs	$12,188	$13,149	$13,511
Less - capitalized software costs	(3,193)	(3,059)	(3,183)

Research and development, net	$8,995	$10,090	$10,328

b.	Selling and marketing expenses:

	Year ended December 31,
	2021	2022	2023
Salary and related expenses	$26,100	$33,474	$31,188
Advertising expenses	2,522	2,676	2,802
Cost of share-based payment	956	(56)	(225)
Others	8,569	10,763	10,735
Total selling and marketing expenses	$38,147	$46,857	$44,500

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	General and administrative expenses:

	Year ended December 31,
	2021	2022	2023
Salary and related expenses	24,072	$21,492	$27,425
Subcontractors	3,842	5,335	4,726
Cost of share-based payment	-	2,135	4,023
Others	3,308	8,590	4,637
Total general and administrative expenses	31,222	$37,552	$40,811

d.	The following table provides detailed breakdown of the Company’s financial income and expenses:

	Year ended December 31,
	2021	2022	2023
Financial expenses:

Interest expenses on loans and borrowings	615	1,743	5,039
Interest expenses attributed to leases	719	691	964
Bank charges, negative foreign exchange differences and other financial expenses	2,468	2,559	3,224
	3,802	4,993	9,227
Financial income:
Interest income attributed to bank deposits	36	305	1,166
Interest income from deposits, positive foreign exchange differences and other financial income	77	1,087	3,735
	113	1,392	4,901

Financial expenses, net	$3,689	$3,601	$4,326

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

e.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2021	2022	2023
Numerator:
Net income attributable to Magic shareholders	$29,767	$40,470	$37,031
Denominator:
Basic earnings per share - weighted average shares outstanding	49,055,082	49,089,044	49,095,760
Effect of dilutive securities	44,972	42,267	2,660
Diluted earnings per share – adjusted weighted average shares outstanding	49,100,054	49,131,311	49,098,420
Basic and diluted net earnings per share	0.61	0.82	0.75

Note 22: - operating segments

a.	The Company reports its results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology) and IT professional services. The Company’s chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the operating segments are the same as those described in the summary of material accounting policies.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 22:- operating segments (Cont.)

There are no significant transactions between the two segments.

b.	The following is information about reported segment results of operation:

	Software services	IT professional services	Unallocated expense	Total
2021
Total revenues	$95,589	$384,736	-	$480,325
Expenses	74,863	347,712	5,627	428,202

Operating income (loss)	$20,726	$37,024	$(5,627)	$52,123

Depreciation and amortization	$10,619	$8,846	$372	$19,837

2022
Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030

Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762

Depreciation and amortization	$10,321	$9,102	$372	$19,795

2023

Total revenues	$92,906	$442,146	$-	$535,052
Expenses	71,863	400,949	5,132	477,944

Operating income (loss)	$21,043	$41,197	$(5,132)	$57,108

Depreciation and amortization	$9,717	$10,432	$404	$20,553

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 22:- operating segments (Cont.)

c.	The Company’s business is divided into the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31 2021, 2022 and 2023:

	Year ended December 31,
	2021	2022	2023
United States	$254,342	$308,485	$250,842
Israel	180,462	205,258	214,129
Europe	30,085	39,247	55,180
Japan	11,443	10,121	10,847
Other	3,993	3,681	4,054

Total revenues	$480,325	$566,792	$535,052

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2021	2022	2023
United States	$76,369	$82,325	$77,120
Israel	138,071	148,819	158,144
Europe	4,423	7,885	7,596
Japan	5,543	4,696	4,222
Other	2,939	2,905	3,347

	$227,345	$246,630	$250,429

e.	The Company does not allocate its assets or liabilities to its reportable segments; accordingly, asset or liabilities information by reportable segments is not presented.

f.	In 2022 and 2023, the Company had one major customer, included in the IT professional services segment, which accounted for 15% and 11.2% of the Company revenues, respectively.

NOTE 23:- SUBSEQUENT EVENTS

On April 4, 2024, the Company acquired Theoris, Inc. (“Theoris”), a U.S. based full-services company, specializes in IT staffing and recruiting, for a total consideration of $12.5 million, of which $10 million was paid upon closing and the remaining $2.5 million was payable in two equal installments following the first- and second-year anniversaries.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) December 31, 2022 and December 31, 2023, and the related statements of profit or loss, comprehensive income, changes in equity, and cash flows and for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated May 13, 2024 expressed an unqualified opinion thereon.

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

Tokyo, Japan

May 13, 2024	/s/ KDA Audit Corporation
KDA Audit Corporation

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

MAGIC SOFTWARE JAPAN K. K.

Opinion on Internal Control over Financial Reporting

We have audited Magic Software Japan K. K.’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, based on our audit, Magic Software Japan K. K. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2023, the related statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023 and the related notes, and our report dated May 13, 2024 expressed an unqualified opinion thereon based on our audit.

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

Our audit included obtaining and understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

Tokyo, Japan

May 13, 2024	/s/ KDA Audit Corporation
KDA Audit Corporation

S I G N A T U R E S

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Magic Software Enterprises LTD.

By:	/s/ Guy Bernstein
	Name:	Guy Bernstein
	Title:	Chief Executive Officer

Dated: May 13, 2024