Form 20-F
period 2024-12-31
MAGIC SOFTWARE ENTERPRISES LTD
filed 2025-05-15
CIK 876779

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

ITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 000-19415

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

Yes ☐   No ☒

This annual report on Form 20-F is incorporated by reference into the registrant’s Registration Statements on Form S-8, File No. 333-149553.

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

In addition, we offer a variety of proprietary comprehensive packaged software solutions through certain of our subsidiaries for (i) enterprise-wide and fully integrated medical platform (“Clicks”), specializing in the design and management of patient-file oriented software solutions for managed care and large-scale health care providers. This platform aims to allow healthcare service providers to securely access an individual’s electronic health record at the point of care, and it organizes and proactively delivers information with potentially real time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front and back-office professionals and consumers; (ii) enterprise management system for both hubs and traditional air cargo ground handling operations from physical handling and cargo documentation through customs, seamless electronic data interchange, or EDI communications, dangerous goods, special handling, track and trace, security to billing (“Hermes”); (iii) enterprise human capital management, or HCM, solutions, to facilitate the collection, analysis and interpretation of quality data about people, their jobs and their performance, to enhance HCM decision making (“HR Pulse”); (iv) comprehensive system for managing broadcast channels in the area of TV broadcast management through cloud-based on-demand service or on-premise solutions; (v) comprehensive solution for sales and distribution field activities, such as order taking, route accounting, trade marketing, retail execution, proof of deliveries and B2B E-commerce (“Mobisale”); and (vi) comprehensive solution for efficient management of all types of rehabilitation centers (“Nativ”). Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in rehabilitation and treatment. Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment, medical files and management of large organization.

Based on our technological capabilities and our specialists, our software solutions and software services enable our clients to respond to rapidly evolving market needs and regulatory changes, while improving the efficiency of their core operations. We have approximately 3,787 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this annual report are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance, or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

●	the degree of our success in our plans to leverage our global footprint to grow our sales;

●	the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy;

●	the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions;

●	our lengthy and complex sales cycles, which do not always result in the realization of revenues;

●	the degree of our success in retaining our existing customers and competing effectively for greater market share;

●	difficulties in successfully planning and managing changes in the size of our operations;

●	the challenges and potential liability that heightened privacy laws and regulations pose to our business;

●	occasional disputes with clients, which may adversely impact our results of operations and our reputation;

●	various intellectual property issues related to our business;

●	potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems, particularly in the current hybrid office/work-from-home environment;

●	risks posed by our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics, or fluctuations in currency exchange rates; and

●	risks related to our principal location in Israel.

●	risks related to our planned merger with Matrix IT.

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

Risks Related to Our Business and Our Industry

●	The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

●	Our development cycles are lengthy, and we may not have the resources available to complete development of new, enhanced or modified solutions. We may incur significant expenses before we generate revenues, if any, from our solutions.

●	Our products have a lengthy sales cycle that could adversely affect our revenues.

●	We are dependent on a limited number of core product families and a decrease in revenues from these products would adversely affect our business, results of operations and financial condition; our future success will be largely dependent on the acceptance of future releases of our core product offerings and if we are unsuccessful with these efforts, our business, results of operations and financial condition will be adversely affected.

●	Macro-economic factors, including lingering inflation, relatively high interest rates, fluctuations in currency exchange rates and increased tariffs may adversely impact our revenues, profitability and cash flows.

●	Our business depends on generating and maintaining ongoing, profitable client demand for our services and solutions, including through the adaptation and expansion of our services and solutions in response to ongoing changes in technology and offerings, and a significant reduction in such demand or an inability to respond to the evolving technological environment could materially affect our results of operations.

●	We may encounter difficulties in realizing the potential financial or strategic benefits of recent business acquisitions. We expect to make additional acquisitions in the future that could disrupt our operations and harm our operating results.

●	Rapid technological changes may adversely affect the market acceptance of our products and services, and our business, results of operations and financial condition could be adversely affected.

●	If we are unable to keep our supply of skills and resources in balance with client demand around the world and attract, motivate and retain professionals with strong leadership skills, our business, the utilization rate of our professionals and our results of operations may be materially adversely affected.

●	Failure to manage our growth, both organic and non-organic, could effectively harm our business.

●	We may be required to increase or decrease the scope of our operations in response to changes in the demand for our products and services, and if we fail to successfully plan and manage changes in the size of our operations, our business will suffer.

●	If existing customers are not satisfied with our solutions and services and either do not make subsequent purchases from us or do not continue using such solutions and services, or if our relationships with our largest customers are impaired, our revenue could be negatively affected.

●	We enter from time to time into fixed-price contracts that could subject us to losses in the event we fail to properly estimate our costs.

●	We face intense competition in the markets in which we operate and we might not be able to compete effectively. This could adversely affect our business, results of operations and financial condition.

●	Unfavorable national and global economic conditions could adversely affect our business, operating results and financial condition.

●	We are exposed to economic and market conditions that impact the communications industry.

●	As some of our revenues are derived from the Israeli government sector, a reduction of government spending in Israel on IT services may reduce our revenues and profitability; and any delay in the annual budget approval process may negatively impact our cash flows.

●	The increasing amount of intangible assets and goodwill recorded on our balance sheet may lead to significant impairment charges in the future.

●	Changes in the ratio of our revenues generated from different revenue elements may adversely affect our gross profit margins.

●	We may encounter difficulties with our international operations and sales that could adversely affect our business, results of operations and financial condition.

●	Our international operations expose us to risks associated with fluctuations in currency exchange rates that have in recent past adversely affected and could once again adversely affect our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

●	We have put an emphasis on the development and use of AI in our business, which is accompanied by certain risks.

●	Changes in privacy regulations may impose additional costs and liabilities on us, limit our use of information, and adversely affect our business.

●	Errors or defects in our software solutions could inevitably arise and would harm our profitability and our reputation with customers and could even give rise to claims against us.

●	Our business may be affected by sanctions, export controls, and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s invasion of Ukraine.

●	Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and results of operations.

●	We may be liable to our clients for damages caused by a violation of intellectual property rights, the disclosure of confidential information, including personally identifiable information, system failures, errors or unsatisfactory performance of services, and our insurance policies may not be sufficient to cover these damages.

●	Although we apply measures to protect our intellectual property rights and our source code, there can be no assurance that the measures that we employ to do so will be successful.

●	We and our customers rely on technology and intellectual property of third-parties, the loss of which could limit the functionality of our products and disrupt our business.

●	We could be required to provide the source code of our products to our customers.

●	Some of our services and technologies may use “open source” software, which may restrict how we use or distribute our services or require that we release the source code of certain products subject to those licenses.

●	Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

●	Our business may be materially affected by changes to fiscal and tax policies. Potentially negative or unexpected tax consequences of these policies, or the uncertainty surrounding their potential effects, could adversely affect our results of operations and share price.

●	Certain of our credit facility agreements with banks and other financial institutions are subject to a number of restrictive covenants that, if breached, could result in acceleration of our obligation to repay our debt.

●	Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to our Environmental, Social and Governance, or ESG, policies may impose additional costs on us or expose us to additional risks.

●	We identified a material weakness in our internal control over financial reporting. If we are unable to maintain effective internal control over financial reporting in accordance with Sections 302 and 404(a) of the Sarbanes-Oxley Act of 2002, the reliability of our financial statements may be questioned and our share price may suffer.

Risks Related to an Investment in Our Ordinary Shares

●	Our Ordinary Shares are traded on more than one market and this may result in price variations.

●	There is a relatively limited trading volume for our shares, which reduces liquidity for our shareholders, and may cause the share price to be volatile, all of which may lead to losses by investors.

●	We are a foreign private issuer under the rules and regulations of the SEC and are therefore exempt from a number of rules under the Exchange Act and are permitted to file less information with the SEC than a domestic U.S. reporting company, which reduces the level and amount of disclosure that you receive.

●	As of April 1, 2025 our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 46.71% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

●	Our U.S. shareholders may suffer adverse tax consequences if we are classified as a passive foreign investment company or as a “controlled foreign corporation”.

●	The enactment of legislation implementing changes in taxation of international business activities, the adoption of other corporate tax reform policies, or changes in tax legislation or policies could impact our future financial position and results of operations.

●	We have a history of quarterly fluctuations in our results of operations and expect these fluctuations to continue.

Risks Related to Our Location in Israel

●	Political and economic conditions in Israel, including the ongoing war and hostilities between Israel and Hamas Terror Organization, and Israel and the Hezbollah Terror Organization in Lebanon, may limit our ability to sell our products. This could have a material adverse effect on our operations and business condition, harm our results of operations and adversely affect our share price.

●	Our results of operations may be adversely affected by the obligation of our personnel to perform military service.

●	We currently have the ability to benefit from certain government tax benefits, which may be cancelled or reduced in the future.

●	Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

●	Provisions of Israeli law may delay, prevent or make difficult an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

●	The rights and responsibilities of our shareholders are governed by Israeli law and differ in some respects from the rights and responsibilities of shareholders under U.S. law.

Risks Related to our Proposed Merger with Matrix IT

●	We may not realize all of the anticipated benefits of the proposed merger or such benefits may take longer to realize than expected.

●	We may not agree on a definitive agreement.

●	The need for regulatory approval may delay the date of completion of the merger or may diminish the benefits of the merger.

●	The need for approval by both Magic and Matrix shareholders may delay the date of completion of the merger, or may prevent the merger altogether.

●	Failure to complete the merger or delays in completing the merger could negatively affect our business operations, financial condition or share price.

Risks Related to Our Business and Our Industry

The implementation of our M&A growth strategy, which requires the integration of multiple acquired companies and their respective businesses, operations and employees with our own, involves significant risks, and the failure to integrate successfully may adversely affect our future results.

In the past decade we have completed a significant number of important acquisitions. On April 4, 2024, we acquired 100% of the share capital of Theoris Group Inc. ("Theoris"), a U.S.-based IT and engineering consulting firm offering services in data management, analytics, application development, cloud computing, and talent acquisition. During 2024, we also acquired 100% of the share capital of Executive Life Ltd. (“Executive Life”) and acquired the operating activity of the nursing care business (“Adam Care”) of Meida Computers Software Solutions Ltd.

In 2023, we acquired a 60% interest in K.M.T. (M.H.) Technologies Communication Computer Ltd., an Israeli provider of secured private, public and hybrid cloud computing managed services along with full spectrum of IT communication and professional services - from IT support and helpdesk to IT infrastructure and telephony services. Additionally, we increased our holdings in Mobisoft Ltd. (an Israeli provider of proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers) from 73.7% to 98.5% and in Appush Ltd. (formerly known as Vidstart Ltd.), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization in the competitive digital ecosystem, to 100%, transforming it into a wholly-owned subsidiary. All such acquisitions are part of our integrated M&A growth strategy, which is centered on three key factors: growing our customer base, expanding our geographic footprint and adding complementary solutions and services to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. Any failure to successfully integrate the business, operations and employees of our acquired companies, or to otherwise realize the anticipated benefits of these acquisitions, could harm our results of operations. Our ability to realize these benefits will depend on the timely integration and consolidation of organizations, operations, facilities, procedures, policies and technologies, and the harmonization of differences in the business cultures between these companies and their personnel. Integration of these businesses will be complex and time consuming, will involve additional expense and could disrupt our business and divert management’s attention from ongoing business concerns. The challenges involved in integrating the acquired companies include:

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

Our future success depends in part on the continued acceptance of our application platforms and integration products primarily under our Magic xpa, Magic xpi, AppBuilder, FactoryEye, Magic Data Management and Analytics platform and Magic SmartUX brands and our vertical packaged software solutions, primarily Clicks, the Hermes solution and HR Pulse, Mobisale and Nativ. The continued acceptance of these platforms and software solutions will be dependent in part on the continued acceptance and growth of the cloud market, including rich internet applications, or RIAs, mobile and software as a service, or SaaS, for which certain of them are particularly useful and advantageous. We will need to continue to enhance our products to meet evolving requirements and if new versions of such products are not accepted, our business, results of operations and financial condition may be adversely affected.

Macro-economic factors, including lingering inflation, relatively high interest rates, fluctuations in currency exchange rates and increased tariffs may adversely impact our revenues, profitability and cash flows.

Our business depends on overall demand within the global information technology sector, the economic health of our current and prospective clients, and worldwide economic conditions. We market and sell our software solutions and services primarily in North America and in Israel, as well as, to a smaller extent, in various parts of the rest of the world. Uncertain economic conditions in those markets, including due to lingering inflation, current relatively high interest rates and potential decreased economic output may reduce overall demand for our insurance software solutions and services. These factors could also delay or lengthen our sales cycles, and inhibit our international expansion, and may also lead to longer collection cycles for payments due from our customers, as well as result in an increase in customer bad debt. In addition, fluctuations in currency exchange rates, particularly a potential weakening of New Israeli Shekel and the European currencies in comparison to the U.S. dollar may adversely impact our revenues and our results of operations as measured in U.S. dollars. While the implications of these macroeconomic trends for our business, results of operations and overall financial position remain uncertain over the long term, the headwinds that were generated by these trends have created challenges for our business in 2024 as we experienced a slower growth rate in revenues, profitability and cash flows as a result of those headwinds.

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

In addition, there is the concern regarding the potential impact that increased and reciprocal tariffs imposed by the United States and other countries may have on the economic environment in which our clients operate, which could adversely affect the sales of our services and solutions in various countries and regions.

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

Failure to manage our growth, both organic and non-organic, could effectively harm our business.

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

We depend heavily on repeated software and services revenues from our base of existing clients. Two of our largest clients accounted together for 16.8% and 13.2% of our revenues in the years ended December 31, 2023 and 2024, respectively and five of our largest clients accounted for 22.9% and 23.0% of our revenues in the years ended December 31, 2023 and 2024, respectively. Our ability to attract and retain clients depends to a large extent on our relationships with our clients and our reputation for high quality solutions, professional services and integrity. As a result, if a customer is not satisfied with our services or solutions, including those of subcontractors we engage, our reputation may be damaged. Our failure to meet these goals or a customer’s expectations may result in a less profitable or an unprofitable engagement. Moreover, if we fail to meet our customers’ expectations, we may lose customers and be subject to legal liability, particularly if such failure adversely affects our customers’ businesses. Accordingly, In accordance, a significant decline in our revenue stream from existing clients, including due to termination of agreement(s), would have a material adverse effect on our business, results of operations and financial condition. For example, in the second half of 2023, one of our largest revenue generating clients, without advance notice, and due to reasons unrelated to our services, suspended significant parts of its active time and material based services with us.

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

We enter from time to time into firm fixed-price contracts where our delivery requirements sometimes span more than one year. Because certain of these contracts may involve new technologies and applications, unforeseen events, such as technological difficulties and other cost overruns, can result in the contract pricing becoming less favorable or even unprofitable to us and have an adverse impact on our financial results. Furthermore, we sometimes are dependent on the assistance of third-parties in implementing such projects, and such assistance may not be provided in a timely manner. Similarly, delays in the implementation of our projects (whether fixed price or not) may affect our revenue and cause our operating results to vary widely. Payment terms are generally based on periodic payments or on the achievement of milestones. Any delays in payment or in the achievement of milestones may have a material adverse effect on our results of operations, financial position or cash flows. If our overall cost-to-completion of a project significantly exceeds estimated costs, we could experience a loss on the related contract, which (when multiplied by multiple projects) could have a material adverse effect on our results of operations, financial position and cash flow.

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

The amount of goodwill and identifiable intangible assets on our consolidated statements of financial position has increased significantly over the last five years from approximately $168.8 million as of December 31, 2019 to $217.8 million as of December 31, 2024 because of our acquisitions and may increase further following future acquisitions. We regularly review our long-lived assets, including identifiable intangible assets and goodwill, for impairment. Goodwill and indefinite life intangible assets are subject to impairment review at least annually. Other long-lived assets are reviewed when there is an indication that impairment may have occurred. Impairment testing under IFRS, subject to downturns in our operating results and financial condition, may lead to impairment charges in the future. Any significant impairment charges could have a material adverse effect on our results of operations.

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

While our principal executive offices are located in Israel, 64%, 60% and 56% of our sales in the years ended December 31, 2022, 2023 and 2024, respectively, were generated in other regions and countries including, but not limited to the Americas, Europe, Japan, Asia-Pacific, India, and Africa. Our success in becoming a stronger competitor in the sale of professional services, development application platforms, integration solutions and packaged software solutions is dependent upon our ability to increase our sales in all our markets. Our efforts to increase our penetration into these markets are subject to risks inherent to such markets, including the high cost of doing business in such locations. Our efforts may be costly and they may not result in profits, which could adversely affect our business, results of operations and financial condition.

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

Our financial statements are stated in U.S. dollars, our functional currency. However, in the years ended December 31, 2022, 2023 and 2024, approximately 46%, 53% and 59% of our revenues, respectively, were derived from sales outside the United States, particularly, Israel, Europe, Japan and Asia-Pacific, and Africa. We also maintain substantial non-U.S. dollar balances of assets, including cash and accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Similarly, a significant portion of our expenses, primarily salaries, related personnel expenses, subcontractors expenses, interest expenses and the leases of our offices and related administrative expenses, were incurred outside the United States. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar, primarily NIS, Euros and Japanese yen, may adversely affect our business, results of operations and financial condition, by decreasing the U.S. dollar value of assets held in other currencies and increasing the U.S. dollar amount of liabilities payable in other currencies, or by decreasing the U.S. dollar value of our revenues in other currencies and increasing the U.S. dollar amount of our expenses in other currencies. In 2024 and in 2023, the NIS and Japanese yen depreciated relative to the US dollar by 0.4% and 9.7%, respectively and 7.8% and 6.9%, respectively (based on the average exchange rates over the course of 2024 as compared to 2023 and 2023 as compared to 2022, respectively), thereby decreasing the US dollar value of the revenues that we generated in those other currencies and having a negative impact on our revenues and on our results of operations. A continued trend of depreciation of such currencies relative to the US dollar in future periods would have a similar adverse impact.

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

We have placed an emphasis on the development and use of AI in our business, which is accompanied by certain risks.

We use artificial intelligence, or AI, Generative AI, machine learning, and automated decision-making technologies (collectively referred to as AI Technologies) throughout our businesses, and are making significant investments in this area. We use AI Technologies to enhance our products and services and to add additional capabilities to our products. We expect that increased investment will be required in the future to continuously improve our use of AI Technologies.

As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if any of the following problems develop with the models underlying our AI Technologies, the performance of our products, services and business, as well as our reputation and potentially the reputations of our customers, could suffer and we could incur liability resulting from the violation of laws or contracts to which we are a party, or civil claims:

●	The models are incorrectly designed or implemented, or are trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor-quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures;

●	The models are used without sufficient oversight and governance to ensure their responsible use; and/or

●	The models are adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues.

We use AI Technologies licensed from third parties in our technologies and our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI Technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party AI Technologies become incompatible with our solutions or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI Technologies are offered or terminate their relationship with us, our solutions may become less appealing to our customers and our business will be harmed. In addition, to the extent any third-party AI Technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider. Any of the foregoing could have a material adverse impact on our results of operations.

With respect to our products or services that incorporate AI Technologies, the market for such products and services is rapidly evolving and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance of products and services that incorporate AI Technology is uncertain. Our failure to successfully develop and commercialize our products or services involving AI Technologies could depress the market price of our stock and impair our ability to: raise capital; expand our business; provide, improve and diversify our product offerings; continue our operations and efficiently manage our operating expenses; and respond effectively to competitive developments.

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

Our business may be affected by sanctions, export controls, and similar measures targeting Russia and other countries and territories, as well as other responses to Russia’s invasion of Ukraine.

As a result of Russia’s invasion of Ukraine, governmental authorities in the United States, the European Union, and the United Kingdom, among others, launched an expansion of coordinated sanctions and export control measures, including, for example:

●	blocking sanctions on some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication payment system);

●	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians, and those with government connections or involvement in Russian military activities;

●	blocking sanctions against certain Russian businessmen and their businesses, some of which have significant financial and trade ties to the European Union;

●	blocking of Russia’s foreign currency reserves and prohibition on secondary trading in Russian sovereign debt and certain transactions with the Russian Central Bank, National Wealth Fund, and the Ministry of Finance of the Russian Federation;

●	expansion of sectoral sanctions in various sectors of the Russian and Belarusian economies and the defense sector;

●	U.K. sanctions introducing restrictions on providing loans to, and dealing in securities issued by, persons connected with Russia;

●	restrictions on access to the financial and capital markets in the European Union, as well as prohibitions on aircraft leasing operations;

●	sanctions prohibiting most commercial activities of U.S., U.K., and E.U. persons in the so-called People’s Republic of Donetsk and the so-called People’s Republic of Luhansk (and, with respect to the European Union, the areas of Kherson and Zaporizhzhia not controlled by the Ukrainian government), with all of these new restrictions largely tracking prior prohibitions relating to Crimea and Sevastopol;

●	enhanced import and export controls and trade sanctions targeting Russia’s imports of technological goods, including E.U. and U.K. prohibitions on exporting a wide range of “industrial” goods to Russia (and on importing a large number of “revenue-generating” goods from Russia). The restrictions also include bans on the export of large numbers of “luxury” items to Russia (and in some cases also to Belarus), tighter controls on exports and reexports of dual-use items, stricter licensing policy with respect to issuing export licenses, and/or increased use of “end-use” controls to block or impose licensing requirements on exports, as well as higher import tariffs;

●	the closure of airspace to Russian aircraft;

●	ban on imports of Russian oil, liquefied natural gas, and coal to the United States and on “new investment” in Russia’s energy sector (often with similar bans being enacted in the United Kingdom and the European Union);

●	ban on imports of Russian fish, seafood, and preparations thereof, alcoholic beverages, non-industrial diamonds, and gold to the United States;

●	a ban on “new investment” in the Russian Federation by a U.S. person, which may be interpreted broadly (with a similar prohibition also enacted by the United Kingdom);

●	bans on the provision of certain professional services, including accounting, trust and corporate formation, auditing, and management consulting services, and information technology and software services, among others; and

●	bans on the provision of services related to the worldwide maritime transportation of seaborne Russian oil, if purchased above a specific price cap.

As the war in Ukraine continues, there can be no certainty regarding whether the governmental authorities in the United States, the European Union, the United Kingdom, or other countries will impose additional sanctions, export controls, or other measures targeting Russia, Belarus, or other territories. Furthermore, in retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products, and imposed other economic and financial restrictions.

Our business must be conducted in compliance with applicable economic and trade sanctions laws and regulations, including those administered and enforced by the U.S. Department of Treasury’s Office of Foreign Assets Control, the U.S. Department of State, the U.S. Department of Commerce, the United Nations Security Council, and other relevant governmental authorities. We must be ready to comply with the existing and any other potential additional measures imposed in connection with the war in Ukraine. The imposition of such measures could adversely impact our business, including preventing us from performing existing contracts, recognizing revenue, pursuing new business opportunities, or receiving payment for subscriptions from our existing customers.

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

In the context of our engagements with banks and other financial institutions for receiving various credit facilities, we have undertaken to maintain a number of conditions and limitations on the manner in which we can operate our business, including a negative pledge and limitations on our ability to distribute dividends. These credit facilities agreements also contain various financial covenants that require us to maintain certain financial ratios related to shareholders’ equity, total rate of financial liabilities and minimum outstanding balance of total cash and short-term investments. These limitations and covenants may force us to pursue less than optimal business strategies or forego business arrangements that could have been financially advantageous to us and, by extension, to our shareholders. A breach of the restrictive covenants could result in the acceleration of our obligations to repay our debt. As of December 31, 2024, we were in compliance with all of our financial covenants to banks and other financial institutions. See Note 10 and Note 12 to our consolidated financial statements for additional information on liabilities to banks and other financial institutions.

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

As part of our assessment of the adequacy of internal controls over our financial reporting for the year ended December 31, 2024, we identified a material weakness in our internal control over financial reporting.As of December 31, 2024, documentation supporting the execution of certain internal controls within our company’s revenue cycle relating to staffing professional services provided by our U.S.-based entities—was not comprehensively retained. This primarily pertains to business process controls and procedures intended to support the completeness and accuracy of Information Produced by the Entity (IPE). As a result, our management was limited in its ability to fully evidence the performance of these controls as part of its assessment of the effectiveness of internal control over financial reporting (ICFR). These inadequacies led to the conclusion that the our company’s disclosure controls and procedures were not effective, and that there was a material weakness in our internal control over financial reporting as of December 31, 2024.

In light of that conclusion, our company’s management has expressed its commitment to the continued remediation process of the foregoing material weakness, as well as the continued improvement of our internal control over financial reporting. As we continue to implement our remediation plan, we may decide to take additional further measures to address the material weakness or adjust the remediation steps accordingly. We will continue testing and evaluating the implementation of internal controls and revised processes to ensure whether they are designed and operating effectively to provide reasonable assurance that they will prevent or detect a material error in our financial statements.

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

As of April 1, 2025 our controlling shareholder, Formula Systems (1985) Ltd., beneficially owns approximately 46.71% of our outstanding Ordinary Shares and therefore has a controlling influence over matters requiring shareholder approval, which could delay or prevent a change of control that may benefit our public shareholders.

Formula Systems (1985) Ltd., or Formula Systems (symbol: FORTY), an Israeli company whose shares trade on the NASDAQ Global Select Market and the TASE, beneficially owned 22,933,809 or 46.71%, of our outstanding Ordinary Shares as of April 1, 2025. Asseco Poland S.A., or Asseco, a Polish company listed on Warsaw Stock Exchange, beneficially owns 25.82% of the outstanding shares of Formula Systems. Guy Bernstein, our Chief Executive Officer who is also the Chief Executive Officer of Formula Systems, owns as of April 1, 2025 approximately 11.73% of the outstanding shares of Formula Systems.

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

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets (which may be measured in part by the market value of our Ordinary Shares, which is subject to change) are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code. Based on our gross income and gross assets, and the nature of our business, we believe that we were not classified as a PFIC for the taxable year ended December 31, 2024. Because PFIC status is determined annually based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the taxable year ending December 31, 2025, or for any subsequent year, until we finalize our financial statements for that year. Furthermore, because the value of our gross assets is likely to be determined in large part by reference to our market capitalization, a decline in the value of our Ordinary Shares may result in our becoming a PFIC. Accordingly, there can be no assurance that we will not be considered a PFIC for any taxable year. Our characterization as a PFIC could result in material adverse tax consequences for U.S. investors, including: having gains realized on the sale of our Ordinary Shares treated as ordinary income, rather than a capital gain; the loss of the preferential rate applicable to dividends received on our Ordinary Shares by individuals who are U.S. holders; and having interest charges apply to distributions by us and the proceeds of share sales. Certain elections exist that may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment (such as mark-to-market treatment) of our Ordinary Shares. Prospective U.S. investors should consult their own tax advisers regarding the potential application of the PFIC rules to them. Prospective U.S. investors should refer to “Item 10E. “Additional Information – Taxation” for discussion of additional U.S. income tax considerations applicable to them based on our treatment as a PFIC.

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

We are incorporated under the laws of the State of Israel, where we also maintain our headquarters and a significant portion of our research and development facilities. As a result, political, economic and military conditions affecting Israel directly influence our operations.

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Since the initial attack against Israel, and throughout 2024, Hamas continued to launch extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attacks, Israel’s security cabinet declared war against Hamas and the Israeli military began to call-up reservists for active duty; large-scale call-ups continued until a three-phase cease-fire was reached in January 2025, including a partial hostage release. The first six-week phase of such ceasefire began on January 19, 2025. On March 18, 2025 the ceasefire ended with the resumption of the war between Israel and Hamas, with Houthi airstrikes on Israel resuming shortly thereafter.

Since the war in Gaza with Hamas commenced, the Israel Defense Force, or the IDF, has called up more than 350,000 of its reserve forces to serve. We have employees who are currently subject to military service in the IDF and have been called to active duty. In addition, certain family members of our Israeli employees have also been called to serve. These circumstances may affect the availability and focus of our personnel, and could disrupt our operations, particularly if a significant number of employees or key personnel are required to serve or are impacted indirectly.

In addition, since the commencement of these events, there have been additional active hostilities, including with Hezbollah in Lebanon, the Houthi movement which controls parts of Yemen, and with Iran who joined the hostilities against Israel by firing hundreds of drones, ballistic missiles and guided missiles to Israel causing further uncertainty in the region. Iran’s nuclear program and Iran’s targeted cyber-attacks against Israeli entities continue to be a threat. During November 2024, a ceasefire agreement was reached between Israel and Hezbollah with sporadic breaches. It is possible that these hostilities will escalate in the future into a greater regional conflict and that additional terrorist organizations, including Hezbollah and the rebels in Syria. In addition, in December 2024, Syrian Islamist rebel forces seized control of Syria, and the Assad regime collapsed, adding additional instability to the region.

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

Many of our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of other employees due to military service. Any disruption in our operations could adversely affect our business. Since the beginning of the war in Israel on October 7, 2023 approximately 250 out of approximately 1,654 of our Israeli employees were called to active military service.

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

Risks Related to our Proposed Merger with Matrix IT

We may not realize all of the anticipated benefits of the proposed merger or such benefits may take longer to realize than expected.

On March 11, 2025, we announced that we had entered into a non-binding Memorandum of Understanding ("MOU") with Matrix I.T Ltd., a leading public Israeli IT services company whose shares are traded on the Tel Aviv Stock Exchange. Matrix is controlled by Formula Systems, which is also our controlling shareholder. According to the provisions of the MOU, Magic and Matrix agreed to negotiate a definitive agreement regarding a merger, under which Matrix will acquire the entire share capital of Magic on a fully diluted basis, by way of a reverse triangular merger, upon completion of which Magic will become a private company wholly owned by Matrix. The consideration to Magic's shareholders will be in the form of Matrix's ordinary shares, based on exchange ratio derived from valuations of the companies.

If the merger is completed, neither Magic’s nor Matrix’s shares are expected to trade on the Nasdaq market.

See below for details under “Item 8B. Financial Information. Significant Changes.”

Our ability to realize the anticipated benefits of the merger will depend, to a large extent, on our ability to integrate the businesses of Matrix with our existing business. The combination of two companies is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating our business practices and operations. The integration process may disrupt the business of either or both of the companies and, if implemented ineffectively, would preclude realization of the full expected benefits. Our failure to meet the challenges involved in integrating successfully the operations of Matrix or otherwise to realize the anticipated benefits of the merger could cause an interruption of, or a loss of momentum in, our activities and could seriously harm our results of operations. In addition, the overall integration of the two companies may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customers relationships, and diversion of management’s attention, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

●	Managing a significantly larger organization and adapting our structures accordingly

●	Maintaining employee morale and retaining key management and other employees;

●	Integrating two business cultures, which may prove to be incompatible;

●	The possibility of faulty assumptions underlying expectations regarding the integration process;

●	Retaining existing customers and successfully onboarding new ones;

●	Consolidating corporate and administrative infrastructures and eliminating duplicative operations;

●	The diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the diversion of management’s attention to the merger;

●	Unanticipated issues in integrating information technology, communications and other systems;

●	Managing tax costs or inefficiencies associated with integrating the operations of the combined company; and

●	Managing unanticipated expenses, regulatory hurdles, or timing delays.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact our business, financial condition and results of operations. In addition, even if the operations of Matrix are integrated successfully, we may not realize the full benefits of the merger, including the synergies, cost savings or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all.

We may not agree on a definitive agreement.

There is currently only a non-binding MOU between the companies and there is no guarantee that a definitive agreement will be agreed by the companies, by their board of directors and by their independent committees.

The need for regulatory approval may delay the date of completion of the merger or may diminish the benefits of the merger.

We may be required to obtain approval of the merger from various governmental entities. Satisfying any requirements or conditions imposed by regulators may delay the date of completion of the merger. Any requirements or conditions imposed may diminish the benefits of the merger to us.

The need for approval by both Magic and Matrix shareholders may delay the date of completion of the merger, or may prevent the merger altogether.

If special meetings of both companies’ shareholders are delayed, or if the appropriate majority (including a special majority of the minority shareholders as required under Israeli law) does not vote in favor of the merger, the merger may not become effective within the expected time frame or at all.

Failure to complete the merger or delays in completing the merger could negatively affect our business operations, financial condition or share price.

If the merger is not completed for any reason, we may be subject to a number of risks, including the following:

●	We may not realize the benefits expected from the merger, including a potentially enhanced financial and competitive position.

●	The current market price of our ordinary shares may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a negative perception by the stock market about us, resulting in a decline in the market price of our common stock.

●	We must pay certain costs relating to the merger, including certain advisory, legal and accounting fees and expenses, even if the merger is not completed.

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

Capital Transactions since January 1, 2022

On August 23, 2022, we acquired The Goodkind Group, LLC (“TGG”). TGG provides permanent and temporary staffing needs in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resources, Financial Services. TGG specializes in customizing solutions and programs for its clients. With On-Site programs and sourcing models TGG solutions include functions which differ from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning, for a total consideration of $11.6 million, subject to net working capital adjustments. $8 million of the consideration was paid upon closing. The remainder constitutes a deferred payment which was fully paid in 2023 and 2024.

On July 1, 2022, we acquired Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France for $3.4 million in cash.

In December 2022 and in June 2023, we acquired an additional 3.75% equity interest and 24.77% equity interest, respectively in Mobisoft Ltd., (“Mobisoft”), an Israeli provider of proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers. We paid total cash consideration of approximately $6.2 million in the two transactions. Subsequent to the share purchases, we hold 98.52% of Mobisoft.

On June 8, 2023, we acquired 60% of the outstanding share capital of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT is an Israeli provider of secured private, public and hybrid cloud computing managed services along with full spectrum ICT products, VoIP, technical support and planning and construction of computing infrastructure. KMT was acquired for a maximum cash consideration of approximately $16.2 million paid in full to the seller upon closing ($4.1 million contingent upon KMT meeting certain operational target with respect to years 2023-2025). If KMT does not meet these certain pre-defined operational targets in years 2023-2025, seller will be required to pay back part or all of the contingent consideration.

On April 4, 2024, we acquired 100% of the share capital of Theoris Group Inc. ("Theoris"). Theoris is a U.S.-based IT and engineering consulting firm offering services in data management, analytics, application development, cloud computing, and talent acquisition. The total consideration amounted to $13.1 million, consisting of a base purchase price of $10 million, a deferred payment of $2.3 million payable in two equal annual installments, and a $0.8 million working capital adjustment.

Our fixed assets capital expenditures for the years ended December 31, 2022, 2023 and 2024 were approximately $4.4 million, $1.6 million, and $1.5 million, respectively. These expenditures were principally for network equipment and computer hardware, as well as for vehicles, furniture, office equipment and leasehold improvements.

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

We have approximately 3,787 employees, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. We operate through a large network of independent software vendors, or ISVs, who we refer to as Magic Software Providers, or MSPs, and hundreds of system integrators, distributors, resellers, and consulting and OEM partners. Thousands of enterprises in approximately 50 countries use our products and services.

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

Throughout our history, we have traditionally maintained two major lines of products, one is our application development platform, which today is known as Magic xpa Application Platform, an evolution of our original metadata-based development platform; and the second is our application integration platform, Magic xpi Integration Platform, originally introduced in 2003 under the name iBOLT. In December 2011, we acquired the AppBuilder development platform of BluePhoenix Solutions Ltd., a leading provider of value-driven legacy IT modernization solutions. AppBuilder is a comprehensive application development infrastructure used by many Fortune 1000 enterprises around the world. This enterprise application development environment is a powerful, model-driven tool that enables development teams to build, deploy, and maintain large-scale, custom-built business applications. On April 2019, we acquired the SmartUX development platform of PowWow Inc., a leading Low-Code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and deploy cross-platform mobile business applications.

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

Our customers leverage our technologies to apply the right automation approach for their specific use case. We believe our unified low-code platforms are a differentiator in the marketplace. We strive to deeply integrate our capabilities so that they are all interoperable and low-code making it easier and faster for our clients to address complex use cases, particularly those that involve multiple departments within an organization.

Our software technology platforms consist of:

o	Magic xpa Application Platform – a proprietary low-code application platform for developing and deploying Client Server/Mobile/Web business applications.

o	AppBuilder Application Platform – a proprietary low-code application platform for building, deploying, and maintaining high-end, mainframe-grade business applications.

o	Magic xpi Integration Platform – a proprietary low-code platform for application integration

o	Magic xpi cloud native – an environment configurations platform based on Kubernetes focuses on scalability, security and resilience.

o	Magic SmartUX – a proprietary low-code enterprise mobile development application platform for citizen to professional developers to rapidly design, build, analyze, and run cross-platform mobile business applications.

o	FactoryEye – a pre-packaged cloud-based platform with flexible end-to-end data management for manufacturers enabling smooth migration to Industry 4.0 smart factories. Real-time factory floor visibility and optimization is provided as part of the end-to-end visibility to maximize production performance.

o	Magic Data Management and Analytics Platform – a cloud-based pre-packaged but flexible end-to-end data management platform for all verticals enabling smooth digital transformation and full organizational business intelligence

Our vertical software packages

o	Clicks™ – offered by our Roshtov subsidiary, is a proprietary comprehensive core software solution for medical record information management systems, used in the design and management of patient-file for managed care and large-scale healthcare providers. The platform is connected to each provider clinical, administrative and financial data base system, residing at the provider’s central computer, and allows immediate analysis of complex data with potentially real-time feedback to meet the specific needs of physicians, nurses, laboratory technicians, pharmacists, front- and back-office professionals and consumers.

o	Hermes Cargo – Hermes Air Cargo Management System and Hub Management System is a proprietary, state-of-the-art, cloud-first event driven software solution for managing air cargo ground handling. The Hermes SaaS, offered as a complete managed service, includes Hermes Cloud CMS and HMS, Hermes Business Intelligence (BI) and Data Lakes, Hermes Landside Management, Hermes Track & Trace, Hermes Learning Management System, and Hermes Integration APIs, providing lower entry costs and a pay-as-you-go offering for its customers, as well as pushing customers’ digital credentials. The Hermes solution covers all aspects of cargo handling, from physical handling and cargo documentation through customs, seamless EDI communications, dangerous goods and special handling, tracking and tracing, security and billing. Customers benefit through faster processing and more accurate billing, reporting and ultimately enhanced revenue. The system also features the Hermes Business Intelligence (HBI) solution, adding unprecedented data analysis capabilities and management-decision support tools. The Hermes solution is delivered on a licensed or fully hosted basis.

o	HR Pulse – offered by our Pilat NAI, Inc. and Pilat Europe Ltd. subsidiaries, Pulse is a proprietary tool (now in its 10th release) for the creation of customizable HCM solutions quickly and affordably. It has been used by Pilat to create products, such as Pilat Frist and Pilat Professional, that provide “out of the box” SaaS solutions for organizations that implement Continuous Performance and/or Talent Management.

o	MBS Solution – offered by our Complete Business Solutions Ltd. subsidiary, is a proprietary comprehensive core system for managing TV broadcast channels.

o	Nativ – offered by our Menarva Ltd. subsidiary is a proprietary comprehensive core system for management of rehabilitation centers.

o	Mobisale – offered by our Mobisoft Ltd. subsidiary is a proprietary comprehensive core system for sales and distribution field activities for consumer goods manufacturers and wholesalers.

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

Our IT services subsidiaries consist of:

●	Coretech Consulting Group LLC

●	Fusion Solutions LLC

●	Xsell Resources Inc.

●	AllStates Consulting Services LLC

●	Futurewave Systems, Inc.

●	NetEffects, Inc.

●	The GoodKind Group LLC.

●	CommIT Group

●	Comblack IT Ltd

●	Infinigy Solutions

●	Shavit Software Ltd.

●	OnTarget Group Inc

●	Aptonet Inc

●	Stockell information systems

●	EnableIT LLC

●	Appush Ltd

●	K.M.T. (M.H.) Technologies Communication Computer Ltd

●	Theoris Group Inc.

●	Executive Life Ltd.

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

In April 2024, our CommIT Group was awarded the Google Cloud Sales Partner of the Year in Israel for 2023. Building on this achievement, CommIT was named the Google Cloud EMEA Partner of the Year for Israel in 2025, marking two consecutive years of acknowledgment for its unwavering commitment to delivering transformative cloud solutions and consistently exceeding customer expectations. These highly regarded awards were presented to CommIT for its significant contribution to promoting unique innovation and building successful integrated solutions for its Google Cloud customers and recognizes CommIT’s contribution as a leading Google Cloud partner, demonstrating unique and outstanding positive results to Google Cloud’s partner and sales team. CommIT’s win joins the previous recognition of four team members of CommIT as “Google Cloud Partner All-Stars for 2023” in the Marketing, Sales, and Solutions Engineering classifications. CommIT, is a Premier Partner for Google Cloud in the Sell Engagement Model, which provides services and technology solutions to Google Cloud customers. CommIT has recruited more than 100 new customers in Israel to Google Cloud over the past year alone. Over the years, and particularly in2024, Commit has helped many customers move to Google Cloud, streamline cloud workloads, save cloud usage costs considerably, and develop new cloud-based apps and services. One of CommIT’s specialties is assisting in the comprehensive integration of complex situations and maximizing the optimization of existing cloud capabilities using Google Cloud’s advanced generative AII capabilities.

Building on that, in December 2024, CommIT achieved a significant milestone: earning the AWS Generative AI Competency. This prestigious recognition underscores our leadership in delivering innovative AI solutions and highlights our commitment to helping businesses harness Generative AI to drive tangible, measurable outcome. As indicated by AWS, CommIT maintains deep and broad technical expertise across various domains, is significantly ahead of most of the competition in advancing their generative AI solutions enabling the successful delivery of complex projects. The AWS Generative AI Competency is awarded to organizations that excel in designing, implementing, and scaling advanced AI applications on AWS. By earning this recognition, CommIT has demonstrated the ability to empower businesses with AI-driven solutions that generate real value—whether by optimizing costs, accelerating time-to-market, or enhancing customer experiences. This competency enables CommIT to help businesses deploy AI-powered solutions that are not only scalable but also cost-efficient. Leveraging AWS's flexible infrastructure, CommIT reduces deployment times and operational overhead, helping organizations realize value faster. From improving process efficiency to enabling new revenue streams, our solutions are designed to maximize ROI at every stage.

Generative AI is reshaping industries, enabling businesses to solve problems faster and more efficiently. CommIT’s expertise lies in turning this potential into actionable outcomes, such as automating workflows, enhancing decision-making through data insights, and improving customer engagement. With AWS tools like Amazon SageMaker, Bedrock, AmazonQ and AWSLambda, CommIT builds tailored AI models that streamline operations and deliver measurable impact.

In recent years, CommIT has successfully led, developed and produced many SaaS solutions on AWS, Azure and GCP, for companies across many business sectors, including high-tech and startups, industrial and retail, and insurance and finance. CommIT concluded 2024 with a 48% growth in cloud revenues and more than doubled the number of cloud experts it employs from 2022 to 2024, which now number over 200 experts. Its unique, flexible R&D model, which provides complete flexibility in determining the mix of experts, allows for full control of budgets and schedules throughout the development project. In this framework, we accompany our clients in their digital journey and in their entry into the SaaS world, providing design and build services for application environments or migration services for applications from existing models to cloud SaaS models. These processes require software architecture, construction, and software development from both Digital and SaaS, all of which take into account performance aspects, information security, scalability, infrastructure monitoring, customer experience and billing. Achieving AWS SaaS Competency status allows us to expand our business offering and even accompany the organizational change for customers who are in the process of transitioning to SaaS.

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

Although the market for low-code development platforms is not new by any means, it has certainly started to gain more traction over the past couple of years and is expected to continue its strong growth due to continued demand for applications and a shortage of skilled developers. Low-code development is a natural evolution of rising abstraction levels in application development, which will eventually lead to viable cross-enterprise, highly scalable citizen development and composition of applications. According to market analysts, low-code predictions, this market will experience explosive growth, with projections showing that over 70% of new applications will utilize low-code by 2025. This shift is driven by the urgent need for digital transformation and the increasing adoption of low-code solutions. As analysts highlight, embracing low-code technologies can dramatically accelerate development and streamline operations. We believe that the low-code market is set to experience explosive growth in the coming years. This global market is projected to reach $44.5 billion by 2026, growing at a compound annual growth rate (CAGR) of 19%. Web applications is considered as a face of an organization and by using the low-code development platform organizations can roll out user-defined web-based applications quickly. Instead of writing the programming language for the development of web-based applications, employees with less development experience can also create sophisticated applications. For those who have relevant experience, this platform can ease out the daily work chores and can even help them create more custom web-based applications by integrating already existing digital ecosystems. North America has the presence of several prominent market players delivering low-code development platform and services to all end users in the region. The US and Canada both have strong economic conditions and are expected to be major contributors to the growth of the low-code development platform market. The geographical presence, significant research and development (R&D) activities, partnerships, and acquisitions and mergers are the major factors for the deployment of low-code development platform and services.

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

Development communities are facing high complexity, increased costs and extended pay-back periods in order to deliver cloud, RIAs, mobile and SaaS applications. Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoeyEye and Magic’s Data Management and Analytics platform all provide MSPs with the ability to rapidly build integrated applications in a more productive manner, deploy them in multiple modes and architectures as needed, lower IT maintenance costs and speed time-to-market. Our solutions are comprehensive and industry proven. These technologies can be applied to the entire software development market, from the implementation of micro-vertical solutions, through tactical application modernization and process automation solutions, to enterprise spanning service-oriented architecture, or SOA, migrations and composite applications initiatives. Unlike most competing platforms, we offer a coherent and unified toolset based on the same proven metadata driven and rules-based declarative technology. Our low-code, metadata platforms consist of pre-compiled and pre-written technical and administrative functions, which are essentially ready-made business application coding that enables developers to bypass the intensive technical code-writing stage of application development and integration, concentrate on building the correct logic for their apps and move quickly and efficiently to deployment. Through the use of metadata-driven platforms such as Magic xpa, AppBuilder, Magic SmartUX, Magic xpi, Magic FactoryEye and Magic’s Data Management and Analytics platform, software vendors and enterprise customers can experience unprecedented cost savings through fast and easy implementation and reduced project risk.

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

In March 2023, we launched Magic xpi Cloud Native, allowing shifting xpi integration projects to the cloud smoothly. The xpi Cloud Native environment configurations based on Kubernetes, focuses on scalability, security, and resilience. The deployment process is made effortless with our new “Cloud Manager”. Cloud Manager interface hides all the complexities of cloud deployment and clustering and performs all the heavy lifting through easy to use and intuitive set of Rest API’s. These APIs also bring agility and efficiency to organizations CI/CD practices via “Continuous Deployment” capabilities.

In 2025, we plan to continue to expand our product offering with additional features, per customer requests.

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

Nativ

Offered by our subsidiary Menarva Ltd., Nativ is the leading system for efficient management of all types of rehabilitation centers. Selected by many of the largest rehabilitation and treatment centers in Israel, Nativ serves as a comprehensive solution, the largest and most specialized and equipped system in Israel, with all the capabilities required for operating all aspects of organizations engaged in patient rehabilitation and treatment. From rehabilitation programs to recruitment, Nativ enables control of all levels of rehabilitation bodies, including monitoring detailed rehabilitation plans, finance, collection, account management, recruitment, working hours, asset management, employment and medical files.

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

IT Services

Background

Looking ahead to 2025, global analysts anticipate a continuation of the recovery and growth trend in technology investments. Forrester projects an increase of approximately 5.6% in global technology spending in 2025, including 10.5% growth in the software sector and 3.6% in IT services . Gartner provides a more optimistic forecast, anticipating an overall increase of 9.8% in global IT spending, with the software sector projected to grow by 14.2% and IT services by 9.0%.

In Israel, forecasts for IT spending in 2024 continue to be influenced by the geopolitical environment and associated macroeconomic uncertainties. According to projections by STKI, a leading Israeli IT market research firm, domestic IT expenditures are expected to increase by only 2.95% for the year.

In the Israeli market, a notable recovery in IT spending is also expected during 2025. According to STKI, local IT expenditures are projected to grow by approximately 8.17%, reflecting improving market conditions and increased business confidence.

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

We are a talent- and innovation-led organization with 3,787 people as of December 31, 2024, who serve our clients at any given time and whose skills and specialization are a significant source of competitive differentiation. With approximately 3,100 experts, the majority of whom are in the U.S, Israel and Europe, and hundreds of projects gone live in a variety of advanced technologies, we have developed significant expertise and accumulated vast experience in integration projects. Such projects are typically more complex and require a high level of industry knowledge and highly skilled professionals. Our integration expertise, as well as our global reach allows us to deliver comprehensive, value added services to our customers. Our IT services customers include major global telecoms, OEMs and engineering, furnish and installation service companies.

Strategic Consulting and Outsourcing Services

We provide a broad range of IT consulting services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, cloud computing, as well as supplemental outsourcing services. Our wholly-owned subsidiaries, Fusion Solutions LLC, Xsell Resources Inc., Allstates Consulting Services LLC, Futurewave Systems, Inc., NetEffects, Inc, OnTarget Group, Inc, the Commit Group, Infinigy Solutions LLC., EnableIT LLC, Comblack IT Ltd., Shavit Software (2009) Ltd., K.M.T. (M.H.) Technologies Communication Computer, Executive Life Ltd and Theoris Group Inc, provide advanced IT consulting and outsourcing services to a wide variety of companies including Fortune 1000 companies. Our technical personnel generally supplement the in-house capabilities of our customers. Our approach is to make available a broad range of technical personnel to meet the requirements of our customers rather than focusing on specific specialized areas. We have extensive knowledge of and have worked with virtually all types of wireless and wireline telecom infrastructure technologies as well as in the areas of infrastructure design and delivery, application development, project management, technology planning and implementation services. Our consulting partners come from a wide range of industries, including finance, insurance, government, health care, logistics, manufacturing, media, retail and telecommunications. With an experienced team of recruiters in the telecom and IT areas and with a substantial and a growing database of telecom talent, we can rapidly respond to a wide range of requirements with well qualified candidates. Our customer list includes major global telecoms, OEMs and engineering, furnish and installation service companies. We have built long-term relationships with our customers by providing expert telecom talent. We provide individual consultants for contract and contract-to-hire assignments as well as candidates for full time placement. In addition, we configure teams of technical consultants for assigned projects at our customers’ sites.

Customers, End-Users and Markets

We market and sell our products and services in more than 50 countries worldwide. The following tables present our revenues by revenue type and geographical market for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	(in thousands)
Software sales	$32,930	$32,694	$38,166
Maintenance and technical support	34,762	33,999	34,774
Consulting services	499,100	468,359	479,580
Total revenues	$566,792	$535,052	$552,520

	Year ended December 31,
	2022	2023	2024
	(in thousands)
United States	$308,485	$250,842	$229,076
Israel	205,258	214,129	244,520
Europe	39,247	55,180	62,409
Japan	10,121	10,847	12,673
Other	3,681	4,054	3,842
Total revenues	$566,792	$535,052	$552,520

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

As of December 31, 2024, we employed approximately 217 sales and marketing personnel including, a team of sales engineers who provide pre-sale technical support, presentations and demonstrations in order to support our sales force.

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

C. Organizational Structure

The following table sets forth the legal name, location and country or state of incorporation and percentage ownership of our subsidiaries and affiliates as of December 31, 2024:

Subsidiaries and affiliate	Country of Incorporation	Ownership Percentage
9540 Y.G. Soft I.T Ltd. (shares held by CommIT Software Ltd.)	Israel	60%
Allstates Consulting Services LLC (shares held by Magic Software Enterprises Inc.)	Delaware	100%
AI Team Software Solutions Ltd (shares held by CommIT AI Ltd)	Israel	85%
AppBuilder Solutions Ltd	United Kingdom	100%
Appush Technologies Ltd (Formerly known as Vidstart Ltd)	Israel	100%
Appush Inc. (Shares held by Appush Technologies Ltd)	Delaware	100%
Aptonet, Inc. (shares held by Coretech Consulting Group LLC)	Georgia	100%
Autonomy AI Technologies Inc (shares held by Sanjer AI Ltd)	Israel	100%
B.A Microwaves Ltd. (shares held by CommIT Embedded Ltd.)	Israel	69.38%
BridgeQuest Labs, Inc. (shares held by BridgeQuest, Inc.)	North Carolina	100%
BridgeQuest, Inc. (shares held by Magic Software Enterprises Inc.)	North Carolina	100%
Comblack IT Ltd	Israel	80.24%
Comblack Municipal Services Ltd. (shares held by Comblack IT Ltd.)	Israel	70%
CommIT AI Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Technology Solutions Ltd	Israel	76.07%
Comm-IT Technology Canada Inc. (shares held by Comm-IT Technology Solutions Ltd.)	Canada	100%
Comm-IT Technology UK Ltd (shares held by Comm-IT Technology Solutions Ltd.)	United Kingdom	100%
CommIT Software Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
CommIT Embedded Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	75%
Comm-IT USA, Inc. (shares held by Comm-IT Technology Solutions Ltd.)	Delaware	100%
Complete Business Solutions Ltd	Israel	100%
Coretech Consulting Group Inc (shares held by Magic Software Enterprises Inc)	Pennsylvania	100%
Coretech Consulting Group LLC (shares held by Magic Software Enterprises Inc)	Delaware	100%
Dario Solutions IT Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Datamind Technologies Ltd (shares held by Complete Business Solutions Ltd)	Israel	90.1%
Enable IT Consulting Services Canada Inc. (shares held by Enable IT LLC.)	Canada	100%
Enable IT LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Executive Life, Ltd (shares held by Coretech Consulting Group LLC)	New York	100%
F.T.S. - Formula Telecom Solutions Ltd	Israel	100%
Fusion Solutions LLC. (shares held by Coretech Consulting Group LLC)	Delaware	100%
Fusion Technical Solutions LLC. (shares held by Fusion Solutions LLC)	Delaware	49%
Futurewave Systems, Inc. (shares held by Fusion Solutions LLC.)	Georgia	100%
The Goodkind Group LLC (shares held by Coretech Consulting Group LLC)	New York	100%
Goodkind Hospitality, LLC (shares held by The Goodkind Group LLC)	Delaware	100%
Goodkind Services Group, LLC (shares held by Goodkind Hospitality, LLC)	New York	100%
Hermes Logistics Technologies Limited (shares held by Magic Software Enterprises (UK) Ltd)	United Kingdom	100%
Infinigy (UK) Holdings Limited	United Kingdom	100%
Infinigy (US) Holding Inc (shares held by Infinigy (UK) Holdings Limited)	Georgia	100%
Infinigy Engineering LLP (shares held by Infinigy Solutions LLC.).	Georgia	100%
Infinigy Solutions LLC. (shares held by Infinigy (US) Holding Inc)	Georgia	100%
Intrabases SAS (shares held by Magic Software Enterprises France)	France	100%
K.M.T. (M.H.) Technologies Communication Computer Ltd.	Israel	60%
Knowledge & Solutions Software B.V. (shares held by Benelux B.V.)	Netherlands	100%
Magic Beheer B.V. (shares held by Magic Software Enterprises Netherlands B.V.)	Netherlands	100%
Magic Benelux B.V. (shares held by Magic Beheer B.V.)	Netherlands	100%
Magic Hands B.V. (shares held by Benelux B.V.)	Netherlands	100%
Magic Software Enterprises (Israel) Ltd	Israel	100%
Magic Software Enterprises (UK) Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	United Kingdom	100%
Magic Software Enterprises France (shares held by Magic Software Enterprises Netherlands B.V.)	France	100%

Subsidiaries and affiliate	Country of Incorporation	Ownership Percentage
Magic Software Enterprises GMBH (shares held by Magic Software Enterprises Netherlands B.V.)	Germany	100%
Magic Software Enterprises Inc.	Delaware	100%
Magic Software Enterprises India Pvt. Ltd	India	100%
Magic Software Enterprises Netherlands B.V.	Netherlands	100%
Magic Software Enterprises Spain Ltd (shares held by Magic Software Enterprises Netherlands B.V.)	Spain	100%
Magic Software Japan K.K	Japan	100%
Magix Integration (Proprietary) Ltd	South Africa	100%
Menarva Ltd.	Israel	100%
Minereye Technologies Ltd (shares held by CommIT Technology Solutions Ltd)	Israel	55%
Mobisoft Ltd.	Israel	98.52%
NetEffects, Inc. (shares held by Coretech Consulting Group LLC)	Missouri	100%
OnTarget Group, Inc	North Carolina	100%
OnTarget Labs Inc (shares held by OnTarget Group, Inc)	Russia	100%
OnTarget Labs Latvia (shares held by OnTarget Group, Inc)	Latvia	100%
OnTarget Labs LLC Russia (shares held by OnTarget Group, Inc)	Russia	100%
Magic Quest Labs LLC (shares held by OnTarget Labs, Inc.)	Georgia	100%
Onyx Magyarorszag Szsoftverhaz (shares held by Magic Software Enterprises Netherlands B.V.)	Hungary	100%
Pilat (North America), Inc.	New Jersey	100%
Pilat Europe Ltd.	United Kingdom	100%
PowWow Inc. (shares held by Magic Software Enterprises Inc.)	California	100%
Quickode Ltd (shares held by CommIT Software Ltd.)	Israel	100%
Roshtov Software Industries Ltd	Israel	80.05%
Sanjer AI Ltd. (shares held by CommIT Software Ltd.)	Israel	26%
Shavit Software (2009) Ltd. (shares held by Comblack Ltd)	Israel	100%
Skysoft Solutions Ltd. (shares held by CommIT Embedded Ltd.)	Israel	75%
Stockell Information Systems Inc (shares held by Coretech Consulting Group LLC)	Missouri	100%
Theoris, Inc (shares held by Coretech Consulting Group LLC)	Indiana	100%
Twingo Ltd (shares held by Comm-IT Technology Solutions Ltd.)	Israel	60%
Valinor Ltd. (shares held by Comm-IT Technology Solutions Ltd.)	Israel	100%
Xsell Resources Inc. (shares held by Coretech Consulting Group LLC)	Pennsylvania	100%

D. Property, Plants and Equipment

Our headquarters and principal administrative, finance, sales, marketing and research and development office is located in a 32,404 square foot office facility that we lease in Or Yehuda, Israel, a suburb of Tel Aviv. In 2024, we paid $0.7 million in annual rent for the Or Yehuda facilities under a lease agreement expiring in June 2033, with two additional five (5) year options to extend our lease agreement for.

Our subsidiaries lease office space in Laguna Hills, California; King of Prussia, Pennsylvania; Dallas, Texas; Houston, Texas; New Jersey; Atlanta, Georgia; Paris, France; Munich, Germany; Pune, India; Bangalore, India; Tokyo, Japan; Budapest, Hungary; Houten, the Netherlands; Johannesburg, South Africa; Bracknell, the United Kingdom; Saint Petersburg, Russia; New York, New York and various locations in Israel. The aggregate annual cost for such facilities was $3.5 million during the year ended December 31, 2024.

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

Overview

We develop market, sell and support application platforms, business and process integration and selected vertical comprehensive software solutions packages. We have 77 active subsidiaries and affiliate in the United States, Israel, Europe, Asia and South Africa. Of such subsidiaries, 29 are engaged in developing, marketing and supporting vertical applications, as well as in selling and supporting our products, and 48 subsidiaries specialize in providing broad range of IT consulting and outsourcing services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, as well as supplemental outsourcing services.

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

We also compete with other companies in the technical IT consulting and outsourcing services industry. This industry is highly competitive and fragmented and has low entry barriers. We, through fifteen of our subsidiaries in the United States and five of our subsidiaries in Israel, compete for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical IT consulting services and, to a lesser extent, temporary personnel agencies. We expect competition to increase, and we may not be able to remain competitive.

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

Dependence on key customers

We depend heavily on repeat software and professional services revenues from our base of existing customers. Our two largest customers accounted for 16.8% and 13.2% of our revenues in the years ended December 31, 2023 and 2024, respectively, and our five largest customers accounted for 22.9% and 23.0% of our revenues in the years ended December 31, 2023 and 2024, respectively. If these existing customers decide not to continue utilizing our professional services, not to renew their existing engagements, not to continue using our products, or decide to significantly decrease their total expenditures with us, it may adversely affect our business, results of operations and financial condition. While none of our current top five customers is under a long-term contract, each of them may terminate their engagement with us upon only 30 days’ notice and without any penalty, pursuant to the terms of their respective master services agreements.

The decrease we experienced in 2024 in the percentage of our revenues that our two largest clients accounted for, is a direct result of the decision by the customer in the third quarter of 2023 to immediately suspend significant portions of its active time-and-materials-based projects. This decision was made without any prior notice and due to internal reasons unrelated to our software services. While the impact of this suspension was only partially reflected in 2023, it was fully realized in 2024, contributing to the decrease in revenue concentration from our top two customers.

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

The breakdown of our revenue mix for the twelve-month period of 2024 remained stable as approximately 17.2% related to our software solutions and 82.8% related to our professional services, compared to 17.4% related to our software and 82.6% related to our professional services in 2023. The growth (the majority of which was organic) in our revenues from professional services was primarily driven by: (i) strong demand for professional services from existing customers in Israel and internationally—particularly within the financial, High-Tech and defense sectors; and (ii) the full-year consolidation of revenues from our subsidiary, K.M.T. Software Integration Ltd. ("KMT"), acquired on June 8, 2023, which contributed approximately $2.8 million to total revenues. These positive contributions were partially offset by a decrease of approximately $26.8 million in revenues from professional services in North America. The decline was primarily attributable to the decision of the Company's largest revenue-generating client to suspend, without prior notice significant portions of its active time-and-materials-based projects beginning in the third quarter of 2023.

The breakdown of our gross profit mix for the twelve-month period of 2024 remained the same as in 2023 at 36% of our gross profit related to our software solutions and 64% related to our professional services.

We may encounter difficulties in realizing the potential financial or strategic benefits of recent and future business acquisitions.

A significant part of our business strategy is to pursue acquisitions and other initiatives based on strategy centered on three key factors: growing our customer base, expanding geographically and adding complementary solutions to our portfolio— all while we seek to ensure our continued high quality of services and product delivery. As such, in recent years we made numerous acquisitions. Mergers and acquisitions of companies are inherently risky and subject to many factors outside of our control and no assurance can be given that our future acquisitions will be successful and will not adversely affect our business, operating results, or financial condition. In the future, we may seek to acquire or make strategic investments in complementary businesses, technologies, services or products, or enter into strategic partnerships or alliances with third parties in the future in order to expand our business. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. Prior acquisitions have resulted in a wide range of outcomes, from successful introduction of new products and technologies to a failure to do so. Even when an acquired company has previously developed and marketed products, there can be no assurance that new product enhancements will be made in a timely manner or that pre-acquisition due diligence will have identified all possible issues that might arise with respect to such products.

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

Impact of Currency Fluctuations and of Inflation

Our financial statements are stated in U.S. dollars, our functional currency. However, a substantial portion of our revenues and costs are incurred in other currencies, particularly NIS, Euros, Japanese yen, and the British pound. We also maintain substantial non-U.S. dollar balances of assets, including cash, accounts receivable, and liabilities, including accounts payable and debts to banks and financial institutions. Therefore, fluctuations in the value of the currencies in which we do business relative to the U.S. dollar may adversely affect our business, results of operations and financial condition. The depreciation of such currencies relative to the U.S. dollar reduces the U.S. dollar value of our liabilities denominated in those currencies (unless linked to the U.S. dollar) and also decreases the value of our assets and receivables denominated in such currencies. In addition, the U.S. dollar value of revenues and expenses denominated in such other currencies would decrease. Conversely, the appreciation of any currency in relation to the U.S. dollar has the effect of increasing the U.S. dollar value of any unlinked assets and the U.S. dollar amounts of any unlinked liabilities and increasing the U.S. dollar value of revenues and expenses denominated in other currencies.

In addition, a portion of our costs is incurred in NIS, and the U.S. dollar cost of our operations in Israel is influenced by both inflation and currency fluctuations. Specifically, certain of our lease agreements and service contracts in Israel are denominated in NIS and are linked to the Israeli Consumer Price Index (CPI). Accordingly, any increase in inflation that is not fully offset (or is offset on a lagging basis) by a depreciation of the NIS against the U.S. dollar would result in increased operational expenses and could materially impact our financial results.

Because exchange rates between the NIS, euro, Japanese Yen and the British pound and the U.S. dollar fluctuate continuously, exchange rate fluctuations and especially larger periodic devaluations will have an impact on our profitability and period-to-period comparisons of our results. We cannot assure you that currency fluctuations will not adversely affect our future results of operations.

In 2024, the NIS and Japanese Yen depreciated against the U.S. dollar by approximately 0.4% and 7.8%, respectively (based on average exchange rates compared to 2023). In 2023, these currencies had already depreciated by 9.7% and 6.9%, respectively (compared to 2022). These consecutive declines reduced the U.S. dollar value of revenues generated in those currencies, thereby negatively impacting our reported revenues and operating results. Continued depreciation of such currencies relative to the U.S. dollar may have a similar adverse effect in future periods.

While we have not engaged in significant currency hedging transactions to date, we do periodically undertake certain economic hedging activities to help mitigate the impact of foreign currency exchange rate fluctuations. Instruments used to manage these risks may include foreign currency forward contracts. The primary objective of these activities is to reduce our exposure to exchange rate volatility that may adversely affect our profitability, particularly with respect to revenues and expenses denominated in non-U.S. currencies.

These instruments are used selectively and are not employed for speculative or trading purposes. However, there can be no assurance that such measures will fully protect us from material foreign currency fluctuations. In the future, we may enter into additional or larger hedging arrangements to manage risks associated with fluctuations in the exchange rates of the NIS, Euro, Japanese yen, and British pound against the U.S. dollar, as well as from increases in the Israeli inflation rate. Nevertheless, we cannot assure you that these measures will be adequate to mitigate such risks.

The following table sets forth for the periods indicated (depreciation) or appreciation of the U.S. dollar against the most important currencies for our business and the Israeli consumer price index:

	Year Ended December 31,
	2020	2021	2022	2023	2024
New Israeli Shekel	(7.0)%	(3.3)%	13.2%	3.1%	0.6%
Euro	(8.5)%	8.4%	6.1%	(3.6)%	6.3%
Japanese Yen	(5.0)%	11.7%	14.6%	7.2%	10.7%
British Pound	(3.4)%	1.1%	12.2%	(5.5)%	1.6%
Israeli Consumer Price Index	(0.7)%	2.8%	5.3%	3.0%	3.2%

Segments

We report financial results on the basis of two reportable business segments: software services (which include proprietary and non-proprietary software technology and complementary services) and IT professional services. Set forth below is segment information for the years ended December 31, 2022, 2023 and 2024.

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2024
Total revenues	$94,903	$457,617	$-	$552,520
Expenses	69,268	417,746	4,269	491,283
Operating income (loss)	$25,635	$39,871	$(4,269)	$61,237
Depreciation, amortization and stock-based compensation expenses	8,204	12,974	1,190	22,368
Capitalized software development costs	(3,477)	-	-	(3,477)
EBITDA	$30,362	$52,845	$(3,079)	$80,128
IFRS 16 depreciation	(1,410)	(3,313)	(713)	(5,436)
EBITDA including IFRS 16 depreciation impact	$28,952	$49,532	$(3,792)	$74,692

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2023
Total revenues	$92,906	$442,146	$-	$535,052
Expenses	71,863	400,949	5,132	477,944
Operating income (loss)	$21,043	$41,197	$(5,132)	$57,108
Depreciation, amortization and stock-based compensation expenses	9,614	14,333	404	24,351
Capitalized software development costs	(3,183)	-	-	(3,183)
EBITDA	$27,474	$55,530	$(4,728)	$78,276
IFRS 16 depreciation	(1,279)	(3,172)	(635)	(5,086)
EBITDA including IFRS 16 depreciation impact	$26,195	$52,358	$(5,363)	$73,190

	Software services	IT professional services	Unallocated expense	Total
	(U.S. dollars in thousands)
2022
Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030
Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762
Depreciation, amortization and stock-based compensation expenses	10,321	11,181	372	21,874
Capitalized software development costs	(3,059)	-	-	(3,059)
EBITDA	$34,521	$51,153	$(5,097)	$80,577
IFRS 16 depreciation	(937)	(2,449)	(636)	(4,022)
EBITDA including IFRS 16 depreciation impact	$33,584	$48,704	$(5,733)	$76,555

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

The following table sets forth the gross research and development costs, capitalized software development costs, and the net research and development expenses for the periods indicated:

	Year ended December 31,
	2022	2023	2024
	(U.S. dollars in thousands)
Gross research and development costs	$13,149	$13,511	$15,960
Less capitalized software development costs	(3,059)	(3,183)	(2,650)
Research and development expenses, net	$10,090	$10,328	$13,310

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

Financial income (expenses), net. Net financial income (expenses) consists primarily of interest earned on cash equivalents deposits and marketable securities, bank fees and interest paid on loans received, interest expenses related to liabilities in connection with acquisitions and gains or losses resulting from foreign currency exchange rates fluctuations.

Results of Operations

The following table presents selected consolidated statement of operations data for the periods indicated as a percentage of total revenues:

	Year ended December 31,
	2023	2024
Revenues:
Software	6.1%	6.9%
Maintenance and technical support	6.4%	6.3%
Consulting services	87.5%	86.8%
Total revenues	100.0%	100.0%
Cost of revenues:
Software	2.2%	2.0%
Maintenance and technical support	0.6%	0.6%
Consulting services	68.6%	68.9%
Total cost of revenues	71.4%	71.4%
Gross profit	28.6%	28.6%
Operating costs and expenses:
Research and development, net	1.9%	2.4%
Selling and marketing,	8.3%	7.6%
General and administrative	7.6%	7.6%
Change in valuation of contingent consideration related to acquisitions	(0.1)%	(0.2)%
Total operating expenses, net	17.9%	17.5%
Operating income	10.7%	11.1%
Financial income (expenses), net	(0.8)%	(1.1)%
Increase in valuation of contingent consideration related to acquisitions	(0.1)%	(0.1)%
Group’s share of losses of a company accounted for at equity, net	(0.01)%	(0.1)%
Income before taxes on income	9.8%	9.9%
Tax on income	(1.9)%	(2.1)%
Net income attributable to non-controlling interests	(1.0)%	(1.2)%
Net income attributable to Magic’s shareholders	6.9%	6.7%

Year Ended December 31, 2024 Compared with Year Ended December 31, 2023

Revenues. Revenues in 2024 Increased by 3.3% from $535.1 million in 2023 to $552.5 million in 2024.

Revenues from the software services business segment increased by 2.1% from $92.9 million in 2023 to $94.9 million in 2024. The increase was primarily attributable to increased demand for Magic’s software solutions and third-party products.

Revenues from the IT professional services business segment increased by 3.5% from $442.2 million in 2023 to $457.6 million in 2024. This growth (the majority of it was organic) was primarily driven by: (i) strong demand from existing customers in Israel and internationally—particularly within the financial, High-Tech and defense sectors—for Magic’s professional services; and (ii) the full-year consolidation of revenues from its subsidiary, K.M.T. Software Integration Ltd. ("KMT"), acquired on June 8, 2023, which contributed approximately $2.8 million to total revenues. These positive contributions were partially offset by a decrease of approximately $26.8 million in revenues from professional services in North America. The decline was primarily attributable to the decision of the Company's largest revenue-generating client to suspend, without prior notice and due to internal considerations unrelated to Magic’s performance, significant portions of its active time-and-materials-based project beginning in the third quarter of 2023.

The following table summarizes our revenues by geographical market for the years ended December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
	(U.S. dollars in thousands)
United States	$308,485	$250,842	$229,076
Israel	205,258	214,129	244,520
Europe	39,247	55,180	62,409
Japan	10,121	10,847	12,673
Other	3,681	4,055	3,842
Total revenues	$566,792	$535,052	$552,550

Cost of Revenues. Cost of revenues increased by approximately 3.3% from $382.1 million in 2023 to $394.7 million in 2024. This increase was consistent with our growth in total revenues.

Cost of revenues from the software services business segment increased by 3.5%, from $36.7 million in 2023 to $38.0 million in 2024. As a percentage of revenues, cost of revenues from the software services business segment remained stable at a 40% in both 2023 and 2024.

Cost of revenues from the IT professional services business segment increased by 3.5% from $344.5 million in 2023 to $356.7 million in 2024. As a percentage of revenues, the cost of revenues from the IT professional services business segment increased by 0.1%, from 77.9% in 2023 to 78.0% in 2024. The increase in cost of revenues from the IT professional services business segment in absolute numbers is in line with the increase in revenues from the IT professional services business segment.

Gross Margin. Gross margin remained stable at 28.6% in 2023 and 2024.

Research and Development Expenses, Net. Gross research and development costs increased by 18.1% from 13.5 million in 2023 to $16.0 million in 2024. Net research and development costs increased by 28.9% from $10.3 million in 2023 to $13.3 million in 2024. In 2024, we capitalized $2.77 million of software development costs compared to $3.2 million in 2023. Gross (Net) research and development costs as a percentage of revenues was 3.0% (2.5%) in 2024 compared to 2.5% (1.9%) in 2023.

The increase in research and development expenses was primarily attributable to the full-year impact of increased employee compensation, particularly at our subsidiary Appush Ltd., and higher development costs related to our xpi software platform aimed at enhancing our product offering.

Selling and Marketing Expenses. Selling and marketing expenses decreased by 5.4% from $44.5 million in 2023 to $42.1 million in 2024. Selling and marketing expenses as a percentage of revenues decreased from 8.3% in 2023 to 7.6% in 2024. The decrease was primarily driven by: (i) a reduction in revenues from Magic Software’s North American IT professional services operations, which led to corresponding decreases in payroll, commissions, and bonus expenses, as well as a reduction in headcount; and (ii) cost-saving initiatives implemented in the software segment of our European operations.

General and Administrative Expenses. General and administrative expenses remained stable at $41.1 million in both 2023 and 2024. General and administrative expenses as a percentage of revenues decreased from 7.7% in 2023 to 7.5% in 2024.

Financial Expenses, Net. We recorded a net financial expense of $4.6 million in 2023 compared to $6.2 million in 2024. Financial expenses are influenced by various factors, including: our cash balances; loan balances; changes in liabilities related to business combinations; changes in the exchange rate of the NIS against the dollar; changes in the exchange rate of the dollar against the Euro; and changes in the Israeli consumer price index, or CPI.

The increase in our financial expenses was primarily attributable to a $2.5 million decrease in interest income from deposits, positive foreign exchange differences and other financial income, partially offset by a decrease of $0.9 million in bank charges, negative foreign exchange differences and other financial expenses.

Taxes on Income. We recorded taxes on income of $9.9 million in 2023 compared to $11.3 million in 2024. The increase in our tax expenses was in line with the increase in our taxable income. As a percentage of pre-tax income, tax expenses amounted to approximately 18.9% in 2023, compared to 20.7% in 2024.

Net Income Attributable to Our Shareholders. Our net income slightly decreased from $37 million in 2023 to $36.9 million in 2024.

Year Ended December 31, 2023 Compared with Year Ended December 31, 2022

Please see Item 5A of our Form 20-F for the Year ended December 31, 2023 filed on May 13, 2024 for this comparison.

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

On June 1, 2021, we obtained a loan (“Loan A”) in the amount of $15 million from an Israeli bank. The principal amount of Loan A is payable in eight equal semi-annual installments with the final payment due on December 1, 2025. The loan bears interest at the rate of SOFR + 2.1% per annum, payable in two semi-annual payments.

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

On March 27, 2023, we entered into a loan agreement (“Loan B”) with an Israeli bank, pursuant to which we borrowed $20,000 for a four-year term. Loan B will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6,052 (including interest) which started March 27, 2024. Loan B bears interest at the rate SOFR + 3.38%.

On June 7, 2023, we entered into a loan agreement (“Loan C”) with an Israeli bank, pursuant to which, we borrowed ILS 60,000 thousand for a five-year term. Loan C will mature on May 7, 2028, and will be repaid in five (5) equal annual instalments of ILS 12,000 thousand (not including interest) which started May 7, 2024. Loan C bears interest at a rate of Prime + 0.92% per annum, payable in two semi-annual payments.

Loan B and Loan C, which may be prepaid under certain circumstances, are subject to a number of financial covenants which mainly consist of the following:

a.	Our equity will not be lower than $150 million (one hundred million U.S. Dollars at all times);

c.	The ratio of our total financial debts less cash to total assets will not exceed 30%;

c.	The ratio of our total financial debts less cash, short-term deposits and short-term marketable securities to the annual EBITDA will not exceed 3.25 to 1;

To date, we are in full compliance with the financial covenants of Loan B and Loan C.

As of December 31, 2024, we had $114.6 million in cash and cash equivalents, short-term bank deposits and available-for-sale marketable securities with net working capital of approximately $105.9 million and long term debts to banks and others of approximately $36.1 million compared to $109 million in cash and cash equivalents and available-for-sale marketable securities, with net working capital of approximately $114.9 million and long term debts to banks and others of approximately $52.3 million, as of December 31, 2023.

As of December 31, 2023, and 2024, our long-term and short-term debt amounted to $81.2 million and $59.3 million, respectively and our put options for non-controlling interests as of December 31, 2023 and 2024 amounted to $18.9 million and $20.1 million, respectively.

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

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2023	2024
	(U.S. dollars in thousands)
Net income from operations	$42,502	$43,291
Adjustments to reconcile net income to net cash provided by operating activities	26,490	31,542
Net cash provided by operating activities	68,992	74,833
Net cash used in investing activities	(27,616)	(22,612)
Net cash used in financing activities	(17,293)	(45,145)
Effect of exchange rate changes on cash and cash equivalents	(1,202)	(240)
Increase (decrease) in cash and cash equivalents	$22,881	$6,836

Net cash provided by operating activities was $74.8 million for the year ended December 31, 2024, compared to $69.0 million for the year ended December 31, 2023.

Net cash provided by operations in 2024 was primarily attributable to $43.3 million of net income adjusted for non-cash items. The main non-cash adjustments included $20.8 million of depreciation and amortization of capitalized research and development assets, other intangible assets, property, plants and equipment and operating right-of-use assets, $1.6 million of stock-based compensation expenses, a $13.6 million increase in accrued expenses and other accounts payable and a $7.6 million increase in deferred revenues and customer advances. These were partially offset by a $4.6 million increase in trade receivables, a $4.7 million increase in other current and long-term accounts receivable, and a $1.6 million change in deferred taxes, net.

Net cash provided by operations in 2023 was primarily attributable to $42.5 million of net income adjusted for non-cash items. The main non-cash adjustments included $20.5 million of depreciation and amortization of capitalized research and development assets, other intangible assets, property, plants and equipment and operating right-of-use assets, $3.8 million of stock-based compensation expenses, a $18.4 million increase in trade receivables. These were partially offset by a $7.2 million decrease in accrued expenses and other accounts payable, payments in connection with contingent considerations arising from acquisitions in the amount of $6.6 million, and a $3.2 million change in deferred taxes.

Net cash used in investing activities was $22.6 million for the year ended December 31, 2024, compared to net cash used in investing activities of $27.6 million for the year ended December 31, 2023.

Net cash used in investing activities in 2024 is primarily attributable to $12.5 million used for business combinations completed during the year and $6.9 million related to deferred and contingent payments associated with prior years’ acquisitions. In addition, we incurred $2.7 million of capitalized software development costs and $1.5 million was used to purchase property and equipment.

Net cash used in investing activities in 2023 was primarily attributable to $14.2 million used in our acquisition of KMT and $11.3 million related to deferred and contingent payments associated with prior years’ acquisitions.

Net cash used in financing activities was $45.1 million for the year ended December 31, 2024, primarily attributable to $10 million of dividend distributions, $7.9 million of dividends paid to non-controlling interests, and $33.7 million in repayments of short and long-term loans. These were partially offset by $12.6 million in proceeds from new short and long-term borrowings.

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

C. Research and Development

Our research and development and support personnel work closely with our customers, our prospective customers and relevant market analysts to determine our requirements and to design enhancements and new releases to meet market needs. We periodically release enhancements and upgrades to our core products. In the years ended December 31, 2022, 2023 and 2024, we invested $13.2 million, $13.5 million and $16.8 million in research and development, respectively. Research and development activities take place in our facilities in Israel, India, and Japan.

As of December 31, 2024, we employed 224 employees in research and development activities, of which 98 persons were located in Israel, 99 persons in India, 21 persons in Russia, 5 persons in Japan (when measured on a full time basis) and 1 person in the US. Our product development team includes technical writers who prepare user documentation for our products. In addition, we have also entered into arrangements with subcontractors for the preparation of product user documentation and certain product development work.

For additional information regarding product development see Item 4. “Information on the Company - Business Overview - Product Development.”

D. Trend Information

For information see discussion in Item 4. “Information on the Company-Business Overview-Industry Background and Trends” and Item 5. “Operating and Financial Review and Prospects - Results of Operations.”

E. Material Accounting Policies and Critical Estimations

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

Critical estimation

Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements.

Our management believes that the estimates, judgments, and assumptions used in the preparation of the consolidated financial statements, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

In the process of applying the accounting policies, we have made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Judgments:

-	Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts

The percentage of completion is determined based on the ratio of actual costs incurred to the total estimated cost of each contract. This total cost is estimated by us based on assessments of expected labor costs, subcontractor costs, and other relevant factors.

Material accounting policies

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

We derive our revenues from licensing the rights to use our software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). We sell our products primarily through direct sales force and indirectly through distributors and value-added resellers.

We recognize revenue when or as it satisfies a performance obligation by transferring software license or software related services to the customer, either at a point in time or over time.

When we enter into a contract for the sale of software license which does not require significant implementation services, and the customer receives the rights to use the perpetual or term-based software license, we recognize revenue from the sale of the software license at the time of delivery, when the customer receives control of the software license. The software license is considered a distinct performance obligation recognized at a point-in-time, as the customer can benefit from the software on its own or together with other readily available resources.

We recognizes revenue from software licensing transactions over time when the Company provides the customer a right to access the Company’s intellectual property throughout the license term.

Revenue from long-term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. Revenues from these contracts are primarily based on time and material.

Revenue from long-term fixed-price contracts that involve significant implementation, customization, or integration to customer-specific requirements is recognized over time. The underlying deliverable is owned and controlled by the customer or, does not create an asset with an alternative use to the Company, and the Company has an enforceable right to payment for performance completed throughout the duration of the contract. Revenue is recognized using the percentage of completion method, based on an input-based measure of progress that compares actual costs incurred to total estimated contract costs. This method supports recognition of revenue and gross profit as work is performed.

In addition, we provide professional services that do not involve significant customization to customer-specific specifications (typically staffing or consulting services). The revenue is recognized as the services are performed, either on a straight-line basis or based on the hours of services (time and material) that were provided to the customer, in accordance with the terms of the contracts.

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

When another party is involved in providing goods or services to the customer, we examine whether there is a performance obligation to provide the defined goods or services itself, which means we are a principal and therefore we recognize revenue in the gross amount of the consideration, or whether the obligations is to arrange that another party provide the goods or services which means we are an agent and therefore we recognize revenue in the amount of the net commission.

We are a principal when we control the promised goods or services before their transfer to the customer. Indicators that the company controls the goods or services before their transfer to the customer include as follows: we are responsible for fulfilling the obligations in the contract; and we have an inventory risk before the goods or services are transferred to the customer; and we have discretion in setting the prices of the goods or services.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale.

We pay commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. We record sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2024 and 2023, no costs have been capitalized.

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

Capitalized software costs are amortized on a product by product basis by the straight-line method over the estimated useful life of the software product (between 3-5 years, mainly 5 years).

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

During the years ended December 31, 2022, 2023 and 2024, no such unrecoverable amounts were identified.

Consolidated financial statements

The consolidated financial statements comprise the financial statements of companies that are controlled by the company (i.e., our subsidiaries). Control is achieved when the company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

Non-controlling interests

Non-controlling interests in subsidiaries, represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the company. Profit or loss and components of other comprehensive income are attributed to the company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less of or plus the consideration paid or received, respectively.

Put option granted to non-controlling interests

When we grant to non-controlling interests a put option to sell part or all of their interests in a subsidiary, during a certain period, even if such purchase obligation is conditional on the counterparty’s exercise of its contractual right to cause such redemption, if the put option agreement does not transfer to us any benefits incidental to ownership of the equity instrument (i.e. we do not have a present ownership in the shares concerned) then at the end of each reporting period the non-controlling interests (to which a portion of net profit attributable to non-controlling interests is allocated) are classified as a financial liability, as if such put-able equity instrument was redeemed on that date. The difference between the non-controlling interests carrying amount at the end of the reporting period and the present value of the liability is recognized directly in our equity, under “Additional paid-in capital”.

We re-measure the financial liability at the end of each reporting period based on the estimated present value of the consideration to be transferred upon the exercise of the put option.

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

A put option granted by the company to non-controlling interests is accounted for using the expected purchase approach under the presumption that the put option will be exercised, and therefore the company effectively holds an interest in the subsidiary’s shares as if the put option had been exercised. A put option granted by the company to non-controlling interests for which the consideration to be paid in cash or other financial asset is recognized as a liability in the amount of the present value of the put option’s exercise price.

Contingent consideration is recognized at fair value on the acquisition date and is classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of the contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, we recognize the resulting gain on the acquisition date.

Impairment of non-financial assets

We evaluate the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets, goodwill) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

During the years ended December 31, 2022, 2023 and 2024, no impairment loss was identified.

Stock-based Compensation

Our senior management officers are entitled from time to time to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

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

We recognize compensation expenses for the value of its awards, which have graded vesting based on the accelerated method over the requisite service period of each of the awards.

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. We use valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

Taxes that would apply in the event of the disposal of investments in investees have not been considered in computing deferred taxes, as long as the disposal of the investments in investees is not probable in the foreseeable future. Also, deferred taxes that would apply in the event of distribution of earnings by investees as dividends have not been considered in computing deferred taxes, since the distribution of dividends does not involve an additional tax liability or since it is our policy not to initiate distribution of dividends from a subsidiary that would trigger an additional tax liability.

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

New IFRS Standards and Amendments Issued But Not Yet Adopted:

1.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

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

We believe that the Amendments are not expected to have a material impact on its consolidated financial statements.

2.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 18 (IFRS 18), Presentation and Disclosure in Financial Statements (hereinafter: “the new standard”), which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements.

The objective of the new standard is to enhance comparability and transparency in financial statements.

IFRS 18 incorporates existing requirements from IAS 1 as well as introduces new requirements for the presentation in the statement of profit or loss, including presentation of specified line items and subtotals as required by the new standard, disclosures regarding management-defined performance measures (MPMs), and new requirements for the aggregation and disaggregation of financial information.

The new standard does not change the recognition and measurement principles of items in the financial statements. However, since items in the statement of profit or loss will need to be classified into one of five categories (operating, investing, financing, income taxes, and discontinued operations), it may affect the entity’s reported operating profit.

In addition, the issuance of IFRS 18 has resulted in limited amendments to other accounting standards, including IAS 7 – Statement of Cash Flows, and IAS 34 – Interim Financial Reporting.

The new standard is to be applied retrospectively for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted, with appropriate disclosure, for periods beginning on or after January 1, 2025, subject to the decision of the Israel Securities Authority.

The Company is currently evaluating the impact of the new standard, including the effect of the related amendments to other accounting standards, on its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Set forth below are the name, age, principal position and a biographical description of each of our directors and executive officers:

Name	Age	Position
Guy Bernstein	57	Chief Executive Officer and Director
Sagi Schliesser (1)	53	External Director
Ron Ettlinger (1)	58	External Director
Naamit Salomon	60	Director
Avi Zakay (1)	46	Director
Sammi Totah	67	Director
Asaf Berenstin	47	Chief Financial Officer
Arik Kilman	72	Chairman, Software Solutions division
Yakov Tsaroya	55	Chief Executive Officer of Coretech Consulting Services
Yael Ilan	56	Chief Executive Officer of Complete Business Solutions
Arik Faingold	48	President, Integration Solutions division
Idan Faingold	47	Chief Executive Officer of CommIT Technology Solutions Ltd
Eli Schwartz	42	Chief Executive Officer of Comblack IT Ltd
Yuval Baruch	58	Chief Executive Officer of Hermes Logistics
Hanan Shahaf	73	Chief Executive Officer of Roshtov Software Industries Ltd
Yuval Lavi	56	Vice President Technology and innovation of Software Solutions division
Moshe Azar	50	Chief Executive Officer of K.M.T. (M.H.) Technologies Communication Computer Ltd

(1)	Member of our Audit and Compensation Committees

Messrs. Guy Bernstein, Avi Zakay, Sami Totah and Ms. Naamit Salomon were re-elected as directors at our July 31, 2024 annual general meeting of shareholders to serve as directors until our next annual general meeting of shareholders.

Mr. Sagi Schliesser is serving as external director pursuant to the provisions of the Israeli Companies Law for his third three-year term.

Mr. Ron Ettlinger was re-elected on May 13, 2024 to serve as external director for a one-year term pursuant to the provisions of the Israeli Companies Law.

Messrs. Guy Bernstein and Asaf Berenstin are first cousins. Mr. Arik Faingold is the brother of Mr. Idan Faingold who is an executive officer of the CommIT Group and the two brothers are the owners of the 11.91% minority interest in that company. Other than such relationships, there are no family relationships among our directors and senior executives.

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

Sammi Totah has served as director of our company since October 2023. Mr. Totah has been a General Partner at Viola Growth, a private equity firm investing in the hi-tech arena, for the last 15 years. He is a seasoned executive with over 25 years of international management leadership in the IT industry. He has extensive knowledge and execution experience in overseeing very large IT projects, and has built an extensive global network with customers, partners, investors and executives. From 2002 to 2008, he served as an active chairman in several leading startup companies, defining long-term strategy and assisting in company scale-up. He has served as a board member in ECtel (NASDAQ: ECTX) and Pilat Media (AIM: PGB). Mr. Totah formerly served as Senior Vice President of Operations (COO) at Amdocs (NYSE:DOX), Israel’s largest software company.

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

Yakov Tsaroya has served as chief executive officer of our North American Staffing Services division since 2006. Mr. Tsaroya holds a B.A. degree in Accounting and Finance from the College of Administration in Israel and is a certified public accountant (CPA) in Israel.

Yael Ilan joined Complete Business Solutions as CEO in 2024 after spending six years as CEO at Formula Telecom Solution. Prior to joining Magic group, Yael held several managerial positions in Amdocs USA and Amdocs Israel Professional Services groups, supporting large operations for communication service providers in Israel and abroad. Yael also served as an independent consultant of operations management and control for high-tech and low-tech companies. Yael holds a B.A degree from Jerusalem’s Hebrew University in Economics and Business Administration and a professional Diploma in Computer Sciences.

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

Yuval Baruch has served as an officer of our company since his appointment in September 2012 as the chief executive officer of Hermes Logistics Technologies (HLT). Mr. Baruch has also served as the chief executive officer of Pilat HR solutions since April 2013. Mr. Baruch was chief executive officer of J.R. Holdings & Development from November 2007 to January 2012. Mr. Baruch previously served as an external director of Matrix IT, a publicly traded company in Israel, from 2011 to 2014. Between 2004 and 2008 Mr. Baruch launched, managed and divested a chain of fitness centers in Israel. Mr. Baruch holds a B.A. degree in Marketing and Finance from The College of Management in Israel and an M.B.A. degree from the Stanford Graduate School of Business.

Hanan Shahaf was appointed as an officer of our company in July 2016 in connection with the acquisition of Roshtov Software Industries Ltd. Mr. Shahaf was a co-founder of Roshtov in 1989 and served as its Chief Executive Officer and a member of its board of directors from its inception. In addition to his role at Roshtov, Mr. Shahaf has held directorships and served as chairman on the boards of several private companies, contributing to corporate governance and strategic oversight. Mr. Shahaf holds a Bachelor of Science degree in Industrial Engineering and Management, as well as a Master of Business Administration (M.B.A.) jointly awarded by the Kellogg School of Management at Northwestern University and the Recanati Graduate School of Business Administration at Tel Aviv University.

Moshe Azar was appointed as an officer of our company in July 2023 in connection with the acquisition of K.M.T. (M.H.) Technologies Communication Computer Ltd. Mr. Azar is the founder, sole proprietor, and has served as Chief Executive Officer of K.M.T. Technologies Ltd. since its inception in 1998. Over the past 25 years, he has led the company’s strategic growth and transformation into a global provider of integrated information and communication technology (ICT) solutions. Under his leadership, K.M.T. expanded its service portfolio to include IT infrastructure, cloud computing services, cybersecurity solutions, and professional IT support. Mr. Azar has directed the execution of numerous large-scale technology initiatives across North America and Asia, with particularly significant operations in the U.S. and the United Arab Emirates. He has cultivated enduring relationships with leading international technology vendors to deliver customized, high-performance solutions to a broad and diverse global client base. Mr. Azar possesses extensive technical expertise in computer and electronic systems, network architecture, Microsoft-based infrastructures, virtualization technologies, data storage, and Voice over IP (VoIP) systems.

B. Compensation

The following table sets forth all compensation we paid with respect to all of our directors and executive officers as a group for the year ended December 31, 2024.

	Salaries, fees, commissions, stock-based compensation and bonuses	Pension, retirement and similar benefits
All directors and executive officers as a group (17 persons)	$7,132,876	$239,309

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

The table below reflects the compensation granted to our five most highly compensated officers during or with respect to the year ended December 31, 2024. All amounts reported in the table reflect the cost to our company, as recognized in our financial statements for the year ended December 31, 2024.

2024 Summary Compensation Table

Name and Position	Salary	Bonus(1)	Equity Based Compensation(2)	All Other Compensation(3)	Total
Yakov Tsaroya Chief Executive Officer of Coretech Consulting Services	$400,000	$1,100,376	$-	$9,000	$1,509,376
Arik Faingold, President, Integration Solutions Division	$425,741	$236,939	$438,059	$-	$1,100,739
Idan Faingold, Chief Executive Officer of CommIT Technology Solutions Ltd	$294,150	$236,939	$438,059	$101,624	$1,070,739
Eli Schwartz, Chief Executive Officer of Comblack I.T. Ltd.	$421,656	$247,299	$-	$-	$668,955
Arik Kilman, Chairman, Software Group	$-	$602,772	$-	$-	$602,772

(1)	Amounts reported in this column represent annual incentive bonuses granted to the covered executives based on performance-metric based formulas set forth in their respective employment agreements.

(2)	Amounts reported in this column represent the grant date fair value computed in accordance with accounting guidance for share-based compensation.

(3)	Amounts reported in this column include personal benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the respective covered executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds (referred to in Hebrew as “keren hishtalmut”), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurance (e.g., life insurance or work disability insurance), telephone expense reimbursement, convalescence or recreation pay, relocation reimbursement, payments for social security, and other personal benefits and perquisites consistent with our company’s guidelines. All amounts reported in the table represent incremental cost to our company.

During the year ended December 31, 2024, we paid to each of our outside and independent directors an annual fee of $20,883 and a per-meeting attendance fee of $777. Such fees are paid based on the fees detailed in a schedule published semi-annually by the Committee for Public Directors under the Israeli Securities Law. The above compensation excludes stock-based compensation costs in accordance with IFRS 2.

As of April 1, 2025, our directors and executive officers as a group, then consisting of 17 persons, held 190,725. All such options were granted under our 2007 Incentive Compensation Plan. See Item 6E “Directors, Senior Management and Employees - Share Ownership - Stock-Based Compensation Plans.”

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

During the year ended December 31, 2024, we sold approximately $3.6 million of services to affiliated companies of Formula Systems. In 2024, we also purchased from those affiliated companies approximately $5.4 million of hardware, software and services. We also provided Formula Systems cash management, accounting and bookkeeping services for total consideration of $0.2 million.

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

D. Employees

The following table presents the number of our employees categorized by geographic location as of December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
Israel	1,415	1,554	1,654
Asia	216	226	223
North America	1,965	1,321	1,387
South Africa	8	11	10
Europe	557	516	514
Total	4,161	3,628	3,787

The following table presents the number of our employees categorized by activity as of December 31, 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
Technical support and consulting	3,513	3,001	3,166
Research and development	257	256	224
Marketing and sales	231	202	217
Operations and administrations	160	169	181
Total	4,161	3,628	3,787

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of May 1, 2025 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Guy Bernstein	150,000	*
Asaf Berenstin	38,225	*
Ron Ettlinger	--	--
Naamit Salomon	--	--
Sagi Schliesser	--	--
Avi Zakay	--	--
Sami Totah	--	--
Arik Faingold	--	--
Yuval Baruch	--	--
Arik Kilman	--	--
Yakov Tsaroya	2,500	*
Yuval Lavi	--	--
Yael Ilan	--	--
Hanan Shahaf	--	--

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 Ordinary Shares issued and outstanding as of April 1, 2025.

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

On December 31, 2015 our board of directors increased the amount of Ordinary Shares reserved for issuance by an additional 250,000 Ordinary Shares and extended the plan by 10 years until August 1, 2027. As of December 31, 2024, an aggregate of 952,500 Ordinary Shares are available for future grants under the Plan.

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

As of December 31, 2024, our executive officers and directors as a group, consisting of 16 persons, held 190,725 Ordinary Shares.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

As of April 1, 2025, Formula Systems, an Israeli company traded on the NASDAQ Global Select Market and the TASE, held 22,933,809 or 46.71% of our outstanding Ordinary Shares. Formula Systems is controlled by Asseco, a Polish company listed on the Warsaw Stock Exchange, which held as of April 1, 2025 approximately 25.82% of the Ordinary Shares of Formula Systems. Based on the foregoing beneficial ownership by each of Formula and Asseco, each of Formula and Asseco may be deemed to directly or indirectly (as appropriate) control us.

The following table sets forth as of December 31, 2024 certain information regarding the beneficial ownership by all shareholders known to us to own beneficially 5.0% or more of our ordinary shares:

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Ownership(2)
Formula Systems (1985) Ltd. (3)	22,933,809	46.71%
Harel Insurance (4)	5,656,178	11.52%
Clal Insurance Enterprises Holdings Ltd. (5)	3,420,060	6.97%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary Shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 49,099,305 Ordinary Shares issued and outstanding as of December 31, 2024.

(3)	Based on Amendment No. 5 to Schedule 13D filed by Formula Systems (1985) Ltd., or Formula Systems, with the SEC on May 23, 2022. Asseco Poland S.A., or Asseco, holds 3,958,154 ordinary shares, representing 25.82% of the outstanding ordinary shares, of Formula Systems, as reported in Asseco’s Amendment No. 5 to its beneficial ownership statement on Schedule 13D filed with the SEC on December 7, 2022. Asseco may therefore. be deemed to be the indirect beneficial owner of the aggregate 22,933,809 ordinary shares of our company held directly by Formula Systems. The address of Formula Systems is 1 Yahadut Canada Street, Or-Yehuda, Israel. The address of Asseco is 35-322 Rzeszow, ul.Olchowa 14, Poland.

(4)	The beneficial ownership presented herein is based on written notification received by our company from Harel Insurance Investments & Financial Services Ltd., or Harel Insurance, on April 2, 2025. Harel Insurance is a publicly held Israeli corporation. All the 5,656,178 ordinary shares beneficially owned by Harel Insurance are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Harel Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions

(5)	The beneficial ownership presented herein is based on written notification received from Clal Insurance Enterprises Holdings Ltd., or Clal, on April 1, 2025. Clal is a publicly held Israeli corporation. All 3,420,060 ordinary shares beneficially owned by Clal are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or insurance policies and/or exchange traded funds, which are managed by subsidiaries of Clal, each of which subsidiaries operates under independent management and makes independent voting and investment decisions.

Significant Changes in the Ownership of Major Shareholders

Formula Systems: Formula filed a Schedule 13D amendment on May 23, 2022 reflecting that it had purchased an aggregate of 629,638 Ordinary Shares in open market transactions, for an aggregate purchase price of $8,978,481, as a result of which Formula’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 45.3% to 46.3%. Based on written notification received by our company from Formula Systems, during 2023 Formula purchased an aggregate of 223,703 Ordinary Shares in open market transactions, for an aggregate purchase price of $2,060,897. As a result of which Formula’s beneficial ownership percentage of the outstanding Ordinary Shares has increased from 46.3% to 46.71%

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

Based on a review of the information provided to us by our U.S. transfer agent, as of May 14, 2025, there were 43 record holders, of which 32 record holders had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these Ordinary Shares were held of record by brokers or other nominees (including CEDE & Co., which held approximately 96.5% of our outstanding Ordinary Shares as of such date).

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

B. Significant Changes

It was reported that on March 11, 2025, we entered into an MOU with Matrix I.T Ltd., a company controlled by Formula Systems, also our controlling shareholder, and an Israeli IT services company whose shares are traded on the TASE. According to the provisions of the MOU, we and Matrix agreed to negotiate a definitive agreement (“Definitive Agreement”) regarding a merger (“Merger”), under which Matrix will acquire the entire share capital of Magic on a fully diluted basis, by way of a reverse triangular merger, upon completion of which we will become a private company wholly owned by Matrix. The consideration to Magic's shareholders will be in the form of Matrix's ordinary shares, based on exchange ratio derived from valuations of the companies, as detailed below.

Key Terms of the MOU

The following outlines the key terms of the MOU regarding the proposed Merger. The MOU is not legally binding, except for the provisions of Disclosure, Governing Law and Jurisdiction and Binding Effect.

1.	Merger Structure

Upon completion of the Merger, Matrix will acquire our entire share capital on a fully diluted basis by way of a reverse triangular merger, resulting in Magic becoming a wholly owned (100%) private subsidiary of Matrix. Ordinary shares of Matrix will continue to be traded exclusively on the TASE. Magic's ordinary shares are expected to be delisted from trading on the TASE and NASDAQ.

2.	Merger Consideration

Magic's shareholders will receive merger consideration in Matrix shares, based on the relative valuations of both companies and the derived exchange ratio derived of 31.125%/68.875% (Magic and Matrix, respectively), such that immediately following the Merger, Magic’s shareholders will hold 31.125% of the issued and outstanding share capital of Matrix, and the shareholders who held Matrix's shares prior to the Merger will hold 68.875%, both on a fully diluted basis (the “Consideration Shares“ or the “Merger Consideration“). The companies may distribute dividends in accordance with the provisions of their respective distribution policies as in effect on the date of the MOU (and in any event, up to 75% of their respective net profits attributable to shareholders), for the year 2024 and for the first and second quarters of 2025, without it affecting the agreed relative valuation ratio of 31.125%/68.875%. The Merger is expected to be accounted for in Matrix's financial statements using the pooling of interest method, whereby the company’s assets and liabilities will be recorded at their book value. Accordingly, no original goodwill will be recognized upon acquisition, and consequently, no subsequent amortization of original goodwill will be recorded.

3.	Definitive Agreement

The Definitive Agreement will be based on the aforementioned terms as well as other customary terms and conditions. The execution of the Definitive Agreement is subject to the following conditions, among others: (1) satisfactory completion of a due diligence investigation by each of the companies in respect of the other; (2) each independent committee obtaining a separate fairness opinion by an independent financial advisor, confirming the Merger Consideration is fair to the shareholders of the respective company to which such fairness opinion was rendered; (3) obtaining the approval of the independent committee, the audit committee and Board of Directors of each of the companies to the contemplated Merger.

4.	Conditions to Closing

The consummation of the Merger will be subject to conditions to be determined in the Definitive Agreement, including: (1) obtaining each of the companies’ General Meeting approval to the Merger, by a special majority of the minority shareholders as required under Israeli law; (2) obtaining all regulatory approvals required for the consummation of the Merger; (3) obtaining third party approvals to the Merger, as will be specified in the Definitive Agreement; (4) obtaining a pre-ruling from the Israeli Tax Authority in connection with the Merger and to postpone the tax liability of shareholders; and (5) completing the reporting and disclosure documents required to be published by the Companies under applicable law for the Merger's execution and the issuance of the Consideration Shares.

In April 2025, we completed a transaction to acquire additional ordinary shares of our CommIT subsidiary,, increasing our ownership interest from 68.15% to approximately 79.32% on a fully diluted basis. The total consideration paid to the selling shareholders amounted to approximately NIS 50.4 million. CommIT remains a consolidated subsidiary, and the transaction will be accounted for as an equity transaction with non-controlling interests in accordance with IFRS 10. As such, no gain or loss will be recorded in profit or loss.

Except as otherwise disclosed in this annual report, no other significant change has occurred since December 31, 2024.

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

General Corporate Tax Structure

Generally, Israeli companies are subject to corporate tax on their taxable income. As of 2024 the corporate tax rate is 23%. However, the effective tax rate payable by a company that derives income from an AE, BE, PFE or a PTE, in each case, as defined and further discussed below, may be considerably lower. See “Law for the Encouragement of Capital Investments” in this Item 5.A below. In addition, Israeli companies are currently subject to regular corporate tax rate on their capital gains.

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

Excess Tax

Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at a rate of 3% on annual income exceeding NIS 721,560 for 2024 (approximately $197,850, based on an exchange rate of NIS 3.647 per U.S. dollar as of December 31, 2024), which amount is generally linked to the annual change in the Israeli consumer price index (with the exception that based on Israeli new legislation such amount, and certain other statutory amounts will not be linked to the Israeli consumer price index for the years 2025-2027), including, but not limited to, dividends, interest and capital gain. According to new legislation, in effect as of January 1, 2025, an additional 2% excess tax is imposed on Capital-Sourced Income (defined as income from any source other than employment income, business income or income from “personal effort”), to the extent that an individual’s Capital Sourced Income exceeds the specified threshold of NIS 721,560 (and regardless of the employment/business income amount of such individual). This new excess tax applies, among other things, to income from capital gains, dividends, interest, rental income, or the sale of real property.

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

Passive Foreign Investment Company Considerations

Based on the composition of our income, assets (including the value of our goodwill, going-concern value or any other unbooked intangibles, which may be determined based on the price of the ordinary shares), and operations, we believe we will not be classified as a “passive foreign investment company”, or PFIC, for the 2024 taxable year. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for our current taxable year or future taxable years until after the close of the applicable taxable year. Moreover, we must determine our PFIC status annually based on tests that are factual in nature, and our status in the current year and future years will depend on our income, assets and activities in each of those years and, as a result, cannot be predicted with certainty as of the date hereof.

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

Impact of European Tax Regulations on our Operating Results

Global Minimum Tax Pillar Two

In December 2022, the European Council adopted Council Directive (EU) 2022/2523, which ensures a global minimum level of taxation for multinational enterprise groups and large-scale domestic groups in the EU, and introduced within the EU the solutions previously formulated by the Organization for Economic Cooperation and Development (OECD) and accepted by more than 140 countries under the BEPS 2.0 (Base Erosion Profit Shifting) project.

The Global Minimum Tax rules (the so-called Pillar Two) impose new tax and reporting obligations on companies which belong to capital groups (Polish and multinational) with revenues of at least EUR 750 million, and, therefore, they apply to the Asseco Group (and to our company as a member of the Asseco Group). The purpose of Pillar Two is to equalize taxation rules and it is implemented by imposing a minimum tax of 15% on qualifying income of capital groups. The effective tax rate, not the nominal rate, will be taken into account, and the tax rate will be calculated on a country-by-country (jurisdiction) basis, i.e., on an aggregate basis for all group companies in each country.

In Israel, the regulations of Pillar Two will become effective beginning on January 1, 2026. Certain countries in which we operate have enacted such legislation while other countries are in the process of doing so; however, this did not have a material effect on our income tax provision for the 2024 fiscal year.

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

As of December 31, 2024, we had approximately $114.6 million in cash and cash equivalents, short-term bank deposits and available-for-sale marketable securities

Foreign Currency Exchange Risk

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

Our revenues may be affected by fluctuations in the value of the U.S. dollar as it relates to foreign currencies, with NIS, euro and Japanese Yen having the greatest potential impact. In managing our foreign exchange risk, we periodically enter into foreign exchange hedging contracts. Our goal is to mitigate the potential exposure with these contracts. By way of example, an increase of 10% in the value of the NIS relative to the U.S. dollar in 2024 would have resulted in an increase in the U.S. dollar reporting value of our revenues of $27.2 million for that year, while a decrease of 10% in the value of the NIS relative to the U.S. dollar in 2024 would have resulted in a decrease in the U.S. dollar reporting value of our revenues of $22.3 million for the year. An increase of 10% in the value of the euro and the Japanese yen relative to the U.S. dollar in 2024 would have resulted in an increase in the U.S. dollar reporting value of our revenues of $6.2 million and $1.3 million, respectively, for that year, while a decrease of 10% in the value of the euro and Japanese Yen relative to the U.S. dollar in 2024 would have resulted in a decrease in the U.S. dollar reporting value of our revenues of $6.2 million and $1.3 million, respectively, for that year.

Equity Price Risk

As of December 31, 2024, we had no trading securities that are classified as available for sale.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, including our Chief Executive Officer, and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of December 31, 2024. Based on such evaluation, the Chief Executive Officer, and the Chief Financial Officer, have concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective as a result of the material weakness outlined below.

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

Based on that evaluation, management noted that, as of December 31, 2024, documentation supporting the execution of certain internal controls within the revenue cycle relating to staffing services provided by our U.S.-based entities—was not comprehensively retained. This primarily pertains to business process controls and procedures intended to support the completeness and accuracy of Information Produced by the Entity (IPE). As a result, management was limited in its ability to fully evidence the performance of these controls as part of its assessment of the effectiveness of internal control over financial reporting (ICFR).

Notwithstanding the conclusion by our Chief Executive Officer and our Chief Financial Officer regarding the ineffectiveness of our controls and procedures as of December 31, 2024, and the material weakness in our internal control over financial reporting described above, management believes that the consolidated financial statements and related financial information included in this Annual Report on Form 20-F fairly present in all material respects our financial position, results of operations and cash flows as of December 31, 2024 and 2023, and for the three years period ended on December 31, 2024, in conformity with IFRS.

Our management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Theoris Group Inc. ("Theoris"), that was acquired during 2024 and included in our 2024 consolidated financial statements and constituted 1.1.% and 1.0% of total and net assets, respectively as of December 31, 2024 and 3.3% and 3.84% of revenues and net income, respectively, for the year then ended.

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

During 2024 and 2025, management has continued to make significant strides to develop and execute a comprehensive remediation plan to improve our internal control over financial reporting and remediate the control deficiencies that led to the material weakness, including but not limited to, (a) hiring additional personnel with appropriate skillsets, (b) developing an execution plan and resourcing to test controls and to complete remediation (c) actively monitoring corrective actions and providing status reporting to management on the progress.

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

Attestation Report of the Registered Public Accounting Firm

The attestation report of Ziv Haft Certified Public Accountants, BDO Member Firm, an independent registered public accounting firm in Israel, on our management’s assessment of our internal control over financial reporting as of December 31, 2024 is provided on page F-6, as included under Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

Based on the evaluation conducted by our Chief Executive Officer and our Chief Financial Officer pursuant to Rules 13a-15(d) and 15d-15(d) under the Exchange Act, our management has concluded that except for the remediation efforts described above taken to address the material weakness during the period covered by this Annual Report, there was no change in our internal control over financial reporting that occurred during the year ended December 31, 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Independent Registered Public Accounting Firm Fees

We paid the following fees for professional services rendered by our previous independent auditor, Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm (which we refer to as EY Israel), which was our independent registered public accounting firm until July 31, 2024 and for the year ended December 31, 2023, respectively:

	Year Ended December 31,
Services Rendered	2023	2024
Audit (1)	$629,000	$27,000
Tax and other (2)	$210,000	$99,000
Total	$839,000	$126,000

(1)	Audit fees relate to audit services provided for each of the years shown in the table, including fees associated with the annual audit, agreed-upon procedures related to the review of our consolidated quarterly information; statutory audits of Magic Software and its subsidiaries; issuance of comfort letters and consents; and assistance with review of documents furnished to, or filed with, the SEC.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

We also paid the following fees for professional services rendered by BDO Israel to the Company for the year ended December 31, 2024:

Year Ended December 31,
Services Rendered	2024
Audit (1)	$510,075
Total	$510,075

(1)	The audit fees for the year ended December 31, 2024 were for professional services rendered for: the audit of our annual consolidated financial statements; agreed-upon procedures related to the review of our consolidated quarterly information (of which $27,419 incurred before signing the engagement letter as auditors); statutory audits of Magic Software and its subsidiaries.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accountants, BDO Israel. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent auditor, or on an individual basis. Any proposed services that exceed general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent public accountants to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC, and also requires the Audit Committee to consider whether proposed services are compatible with the independence of the public accountants.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a) On June 13, 2024, the audit committee of our board of directors recommended to the board of directors, and the board of directors approved, and submitted to our shareholders for approval at a special general meeting of shareholders held on July 31, 2024, the replacement of our then-current independent auditor, Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global (“EY Israel”) with Ziv Haft Certified Public Accountants, BDO Member Firm, which we refer to as BDO Israel or the new auditor. At that meeting, the committee approved, and submitted to the Board for approval, BDO Israel’s replacement of EY Israel as our new auditor, and BDO Israel’s appointment to audit our financial statements for the year ending December 31, 2024, and to serve as our independent auditor for the period from the Meeting until our next annual general meeting of shareholders.

The remaining disclosures required by paragraph (a) of Item 16F of Form 20-F were previously reported under “Proposal 5. Replacement of Current Independent Auditor with New Independent Auditor for Fiscal Year Ending December 31, 2024—Background— SEC-Mandated Disclosures for Non-Renewal of Current Auditor” in the proxy statement for our special general meeting of shareholders held on July 31, 2024, which was annexed as Exhibit 99.1 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on June 24, 2024, which can be viewed at the following link:

https://www.sec.gov/Archives/edgar/data/876779/000121390024055222/ea020838601ex99-1_magic.htm

(b) Not applicable.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider trading policies

We have adopted an insider trading compliance policy and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the insider trading policy is filed as an exhibit to this annual report.

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

We regularly assess whether any risks from cybersecurity threats are reasonably likely to materially affect our company, its business strategy, results of operations or financial condition. If any such risks are identified, we take appropriate measures to mitigate them. While we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition, the failure of our IT systems to perform properly could disrupt our ability to develop, market and sell our solutions and services, which may result in decreased sales, increased overhead costs, and failure of our solutions to properly function, causing our business, our reputation, and our operating results to suffer. Please see “Item 3.D. Risk Factors- Risks Related to Our Business and Our Industry- Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

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

At the management level, our Chief Information Security Officer (CISO) is responsible for assessing, identifying, and managing material risks from cybersecurity threats to our company, as well as monitoring the prevention, detection, mitigation, and remediation of material cybersecurity incidents. Our CISO has extensive experience in Information Systems and Technology, with a strong focus on Information Security, Incident Response, Cybersecurity, and Forensics. The CISO reports to our board of directors on (i) a quarterly basis, providing updates on the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, along with any related disclosure considerations, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Articles of Association of the Registrant
2.1	Description of the rights of each class of securities registered under Section 12 of the Securities Exchange Act of 1934
4.1	2007 Incentive Compensation Plan
8.1	List of Subsidiaries of the Registrant
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Kost Forer Gabbay & Kasierer, a Member of EY Global
15.2	Consent of KDA Audit Corporation (relating to Magic Software Japan K.K.)
15.3	Consent of Ziv Haft, Member of BDO
97.1	Clawback policy
101.INS	Inline XBRL Instance Document (The instance document does not appear in the interactive data file because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2024

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - - - - -

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Magic Software Enterprises Ltd. (the “Company”) as of December 31, 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flow for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flow for the year ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 14, 2025 expressed an adverse opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition

As described in Note 2.7 to the consolidated financial statements, the Company generates revenues from some long-term fixed-price contracts that involve significant implementation, customization, or integration to customer-specific requirements is recognized over time. The underlying deliverable is owned and controlled by the customer or, does not create an asset with an alternative use to the Company, and the Company has an enforceable right to payment for performance completed throughout the duration of the contract. Revenue is recognized using the percentage of completion method, based on an input-based measure of progress that compares actual costs incurred to total estimated contract costs.

Auditing the recognition of the Company’s long-term contracts revenue was especially subjective and complex due to the significant estimation required by management to determine the total estimated costs for those contracts, particularly the projected labor costs to complete a contract. Determining the projected labor costs requires understanding the contract specific circumstances, including the specific terms and conditions of each contract, changes to the contract schedule, and complexity of the contract. Changes in the estimate of projected labor costs can have a material effect on the timing of revenue recognition.

The primary procedures we performed to address this critical audit matter included 1) performing a retrospective review of management’s estimates of total expected contract costs by comparing the original estimates to the actual costs incurred for a sample of contracts that commenced in prior periods and were completed in the current period and 2) testing revenue recognition for a sample of contracts that are in progress and are expected to be completed in subsequent periods including reviewing agreements and cross-referencing internal and external documentation.

We have served as the Company's auditor since 2024

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr.)

BDO Member Firm

Tel Aviv, Israel

May 14, 2025

Report of Independent Registered Public Accounting Firm

Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on Internal Control Over Financial Reporting

We have audited Magic Software Enterprises Ltd.’s (the “Company’s”) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the business of Theoris Group Inc. which is included in the 2024 consolidated financial statements of the Company and constituted 1.1% and 1.0% of the total and net assets, respectively, as of December 31, 2024 and 3.3% and 3.8% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the Theoris Group Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Company as of December 31, 2024, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). and our report dated May 14, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Item 15, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The Company has not retained complete documentation supporting the execution of certain internal controls within the revenue cycle relating to staffing services provided by its U.S.-based entities—was not comprehensively retained. This primarily pertains to business process controls and procedures intended to support the completeness and accuracy of Information Produced by the Entity (IPE). As a result, management was limited in its ability to fully evidence the performance of these controls as part of its assessment of the effectiveness of internal control over financial reporting (ICFR).

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2024 consolidated financial statements, and this report does not affect our report dated May 14, 2025 on those consolidated financial statements.

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

/s/ Ziv Haft

Ziv Haft

Certified Public Accountants (Isr.)

BDO Member Firm

Tel Aviv, Israel

May 14, 2025

Kost Forer Gabbay & Kasierer 144 Menachem Begin St. Tel-Aviv 6492102, Israel	Tel: +972-3-6232525 Fax: +972-3-5622555 ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Magic Software Enterprises Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Magic Software Enterprises Ltd. (the Company) as of December 31, 2023, the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows and for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the financial statements of Magic Software Japan K.K., a wholly-owned subsidiary, which reflect total assets constituting 1% at December 31, 2023, and total revenues constituting 2% and 2% for the years ended December 31, 2022 and 2023, respectively, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Magic Software Japan K.K., is based solely on the report of the other auditors.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KOST FORER GABBAY & KASIERER

A Member of EY Global

We have served as the Company’s auditor from 1984 to 2024.

Tel-Aviv, Israel

May 13, 2024

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

		December 31,
	Note	2023	2024
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	4	$105,943	$112,779
Short-term bank deposits		751	51
Trade receivables (net of allowance for credit losses of $7,066 and $7,906 as of December 31, 2023 and 2024, respectively)	20	108,385	123,133
Unbilled receivables and contract assets	20	22,713	16,683
Other accounts receivable and prepaid expenses	5	18,833	23,553

Total current assets		256,625	276,199

LONG-TERM ASSETS:
Deferred tax assets	19	6,729	4,895
Right-of-use assets	14	25,718	24,707
Other long-term receivables		8,623	9,261
Property and equipment, net	7	7,988	7,467
Intangible assets, net	8	50,658	45,287
Goodwill	9	166,065	172,515

Total long-term assets		265,781	264,132

Total assets		$522,406	$540,331

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Cont.)

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2023	2024
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term debts	10	$28,941	$23,187
Trade payables		28,415	28,753
Dividend payable to Magic Software shareholders		-	11,587
Accrued expenses and other accounts payable	11	41,492	58,209
Current maturities of lease liabilities	14	4,406	4,818
Put options for non-controlling interests	6	18,252	20,066
Liability in respect of business combinations	6	6,656	2,654
Deferred revenues and customer advances		13,537	21,031

Total current liabilities		141,699	170,305

LONG-TERM LIABILITIES:
Long-term debts	12	52,267	36,107
Long-term lease liabilities	14	23,101	22,040
Liability in respect of business combinations	6	1,049	1,781
Deferred tax liabilities	19	11,610	7,848
Put options for non-controlling interests	6	620	-
Employee benefit liabilities	16	1,116	1,181

Total long-term liabilities		89,763	68,957

COMMITMENTS AND CONTINGENCIES	17

EQUITY	18
Magic Software Enterprises Ltd shareholders’ equity:
Share capital:
Ordinary shares of NIS 1 par value - Authorized: 50,000,000 shares at, December 31, 2023 and 2024; Issued and Outstanding: 49,099,305 shares as of December 31, 2023 and 2024		1,166	1,166
Additional paid-in capital		182,607	180,336
Accumulated other comprehensive loss		(10,314)	(12,114)
Retained earnings		92,522	107,802

Total equity attributable to Magic Software Enterprises Ltd shareholders		265,981	277,190
Non-controlling interests		24,963	23,879

Total equity		290,944	301,069

Total liabilities and equity		$522,406	$540,331

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2022	2023	2024
Revenues:
Software solutions	20	$32,930	$32,694	$38,166
Maintenance and technical support	20	34,762	33,999	34,774
Consulting services	20	499,100	468,359	479,580

Total revenues		566,792	535,052	552,520

Cost of revenues:
Software solutions		10,701	11,730	10,903
Maintenance and technical support		3,494	3,238	3,235
Consulting services		397,242	367,097	380,555

Total cost of revenues		411,437	382,065	394,693

Gross profit		155,355	152,987	157,827

Research and development expenses, net	21a	10,090	10,328	13,310
Selling and marketing expenses	21b	46,857	44,500	42,100
General and administrative expenses	21c	37,552	40,811	42,009
Change in valuation of contingent consideration related to acquisitions	6	(906)	240	(829)

Operating income		61,762	57,108	61,237

Financial expenses	21d	(4,993)	(9,227)	(9,103)
Financial income	21d	1,392	4,901	3,163
Increase in valuation of contingent consideration related to acquisitions	6	(744)	(290)	(302)
Company’s share of losses of a company accounted for at equity, net		-	(56)	(376)

Income before taxes on income		57,417	52,436	54,619

Taxes on income	19	11,138	9,934	11,328

Net income		$46,279	$42,502	$43,291

Attributable to:
Equity holders of the Company		40,470	37,031	36,883
Non-controlling interests		5,809	5,471	6,408
		$46,279	$42,502	$43,291

Net earnings per share attributable to equity holders of the Company

Basic and diluted earnings per share	21e	$0.82	$0.75	$0.75

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Year ended December 31,
	2022	2023	2024

Net income	$46,279	$42,502	$43,291

Other comprehensive loss net of tax effect:

Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:

Foreign exchange differences on translation of foreign operations	(19,099)	(4,429)	(1,923)

Total other comprehensive loss, net of tax	(19,099)	(4,429)	(1,923)

Total comprehensive income	27,180	38,073	41,368

Total comprehensive income attributable to:
Equity holders of the Company	24,647	33,276	35,083
Non-controlling interests	2,533	4,797	6,285

	$27,180	$38,073	$41,368

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

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (Cont.)

U.S. dollars in thousands (except share and per share data)

					Accumulated
			Additional		Other	Non-
	Share Capital		paid-in	Retained	Comprehensive	controlling	Total
	Number	Amount	capital	earnings	Income (loss)	interests	Equity

Balance as of January 1, 2024	49,099,305	$1,166	$182,607	$92,522	$(10,314)	$24,963	$290,944

Net income	-	-	-	36,883	-	6,408	43,291
Other comprehensive loss	-	-	-	-	(1,800)	(123)	(1,923)

Total comprehensive income	-	-	-	129,405	(12,114)	31,248	332,312

Dividend to Magic’s shareholders	-	-	-	(21,603)	-	-	(21,603)
Dividend to non-controlling interests in subsidiaries	-	-	-	-	-	(9,988)	(9,988)
Cost of share-based payment	-	-	-	-	-	1,607	1,607
Non-controlling interests arising from initially consolidated companies						80	80
Initial recognition of non-controlling interests	-	-	81	-	-	90	171
Acquisition of non-controlling interests	-	-	-	-	-	(314)	(314)
Settlement of put options over non-controlling interest	-	-	(2,352)	-	-	1,156	(1,196)

Balance as of December 31, 2024	49,099,305	$1,166	$180,336	$107,802	$(12,114)	$23,879	$301,069

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2022	2023	2024

Cash flows from operating activities:

Net income	$46,279	$42,502	$43,291

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	19,795	20,553	20,762
Cost of share-based payment	2,079	3,798	1,607
Changes in value of short-term and long-term loans from banks and others and deposits, net	(1,686)	1,533	(676)
Changes in deferred taxes, net	(3,904)	(3,238)	(1,564)
Payments of contingent consideration related to acquisitions	(3,919)	(6,572)	(922)
Capital loss (gain) on sale of property and equipment	-	(42)	7
Effect of exchange rate on of cash and cash equivalents held in currencies other than the functional currency	3,747	285	(82)
Change in value of financial assets measured at fair value through profit or loss	76	(114)	(27)

Working capital adjustments:
Trade receivables	(2,569)	18,426	(4,583)
Accrued expenses and other accounts payable	(975)	(7,190)	13,647
Other current and long-term accounts receivable	(1,934)	(5,586)	(4,746)
Trade payables	139	858	510
Deferred revenues	(513)	3,779	7,609

Net cash provided by operating activities	$56,615	$68,992	$74,833

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2022	2023	2024
Cash flows from investing activities:

Payments for business acquisitions, net of cash acquired (Appendix A)	$(21,670)	$(14,244)	$(12,489)
Loans to related party	(2,250)	909	-
Proceeds from sale of property, plant and equipment	-	54	45
Payments to former shareholders of consolidated company	-	(583)	-
Proceeds from sale (purchase) of financial assets, net	309	(1,243)	585
Cash paid in conjunction with deferred payments and contingent liabilities related to business combinations	(4,870)	(11,320)	(6,852)
Purchase of intangible assets	(219)	-	-
Purchase of property and equipment	(4,381)	(1,618)	(1,535)
Investment in a company accounted for at equity	-	(498)	(198)
Change in short-term and long-term deposits	1,682	4,110	482
Capitalization of software development	(3,059)	(3,183)	(2,650)

Net cash used in investing activities	(34,458)	(27,616)	(22,612)

Cash flows from financing activities:

Exercise of employees’ stock options	1	22	-
Dividend paid to non-controlling interests	(4,170)	(4,055)	(7,870)
Dividend paid to Magic’s shareholders	(24,841)	(30,798)	(10,016)
Repayment of long-term loans from banks and others	(14,323)	(20,994)	(33,695)
Receipt of long-term loans from banks and others	30,703	49,465	12,603
Repayment of lease liabilities	(4,792)	(5,690)	(6,029)
Purchase of non-controlling interest	-	-	(314)
Cash paid due to exercise of put option by non-controlling interests	(854)	(5,243)	176

Net cash used in financing activities	(18,276)	(17,293)	(45,145)

Effect of exchange rate changes on cash and cash equivalents	(8,909)	(1,202)	(240)

Increase (decrease) in cash and cash equivalents	(5,028)	22,881	6,836
Cash and cash equivalents at beginning of year	88,090	83,062	105,943

Cash and cash equivalents at end of year	$83,062	$105,943	$112,779

The accompanying notes are an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

U.S. dollars in thousands

	Year ended December 31,
	2022	2023	2024
Appendix A
Cash paid in conjunction with acquisitions, net of acquired cash:
Fair value of assets acquired and liabilities assumed at the date of acquisition:
Net assets, excluding acquired cash	$(1,168)	$(197)	$(2,566)
Intangible assets, net of deferred taxes	(13,552)	(8,281)	(6,272)
Goodwill	(22,370)	(9,410)	(6,885)
Deferred and contingent liabilities assumed in current year business combinations	15,420	-	3,234
Non-controlling interests	-	3,644	-

	$(21,670)	$(14,244)	$(12,489)
Appendix B
Supplementary information on investing and financing activities not involving cash flows:

Non-cash activities:

Dividends declared but not yet paid to Magic’s shareholders	-	-	11,587
Dividends declared but not yet paid to non-controlling interests	-	-	2,574
Right-of-use asset recognized with corresponding lease liability	$6,349	$2,787	$4,450
Appendix C
Supplemental disclosure of cash flow activities:

Cash paid, net during the year for:

Income taxes	$14,457	$15,886	$10,446

Interest	$1,306	$3,208	$5,550

The accompanying notes form an integral part of the consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:- GENERAL

Magic Software Enterprises Ltd., an Israeli company (“the Company” or “Magic”), is a leading global provider of: (i) proprietary application development and business process integration platforms that accelerate the planning, development, deployment and integration of on-premise, mobile and cloud business applications (“the Magic Technology”); (ii) selected packaged vertical software solutions; and (iii) software services and IT outsourcing services.

Magic’s software solutions and software services enable enterprises to accelerate the process of delivering business solutions that meet current and future needs and allow customers to dramatically improve their business performance and return on investment. To complement its software products and to increase its traction with customers, the Company also offers a complete portfolio of software services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, and supplemental IT professional outsourcing services. The Company reports its results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software solutions, maintenance and support and related services) and IT professional services (see Note 22 for further details).

The Company’s principal markets are in the United States, Israel, Europe and Japan (see Note 22).

For information about the Company’s holdings in subsidiaries and affiliates, see Appendix to the consolidated financial statements.

NOTE 2:- Material ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

1)	Basis of presentation of the financial statements

These consolidated financial statements have been prepared in accordance with IFRS accounting standards as issued by the International Accounting Standards Board (IASB) (hereafter “IFRS”).

Measurement basis:

The Company’s consolidated financial statements are prepared on a cost basis, except for financial assets measured at fair value through other comprehensive income (“OCI”), provisions, employee benefit assets and liabilities, and financial assets and liabilities which are presented at fair value through profit or loss (See Note 6).

The Company has elected to present the profit or loss items using the function of expense method.

2)	Use of estimates, judgments and assumptions:

The preparation of the consolidated financial statements requires management to make estimates, judgments, and assumptions, that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements.

The Company’s management believes that the estimates, judgments, and assumptions used in the preparation of the consolidated financial statements, are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates. Changes in accounting estimates are reported in the period of the change in estimate.

Significant accounting judgments, estimates and assumptions used in the preparation of the financial statements:

In the process of applying the accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the financial statements:

Judgments:

-	Estimate of Percentage of Completion for Measurement of Progress on Long-Term Fixed-Price Contracts

The percentage of completion is determined based on the ratio of actual costs incurred to the total estimated cost of each contract. This total cost is estimated by the Company based on assessments of expected labor costs, subcontractor costs, and other relevant factors.

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

4)	Non-controlling interests

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly, to a parent. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statement of financial position. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as a change in equity by adjusting the carrying amount of the non-controlling interests with a corresponding adjustment of the equity attributable to equity holders of the Company less of or plus the consideration paid or received, respectively.

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

A put option granted by the Company to non-controlling interests is accounted for using the expected purchase approach under the presumption that the put option will be exercised, and therefore the Company effectively holds an interest in the subsidiary’s shares as if the put option had been exercised. A put option granted by the Company to non-controlling interests for which the consideration to be paid in cash or other financial asset is recognized as a liability in the amount of the present value of the put option’s exercise price.

Contingent consideration is recognized at fair value on the acquisition date and is classified as a financial asset or liability in accordance with IFRS 9. Subsequent changes in the fair value of a contingent consideration are recognized in profit or loss.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the Company recognizes the resulting gain on the acquisition date.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

6)	Functional currency and presentation currency:

The presentation currency of these consolidated financial statements is the U.S dollar (the “dollar”), since the Company believes that presenting its financial statements in U.S dollars provides more relevant information to its investors. Also, the dollar is the currency of the primary economic environment in which the Company and the majority of its subsidiaries operate. Thus, the functional and reporting currency of the Company and certain subsidiaries is the dollar. For other subsidiaries, the functional currency is determined based on the primary economic environment in which each entity operates. As of the reporting date, the key functional currencies used by the Company’s foreign subsidiaries, other than the U.S. dollar, include: New Israeli Shekel, Euro, Japanese Yen and British Pound.

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

The Company derives its revenue from licensing the rights to use its software (proprietary and non-proprietary), provision of related professional services, maintenance and technical support as well as from other software and IT professional services (either fixed price or based on time and materials). The Company sells its products primarily through direct sales force and indirectly through distributors and value-added resellers.

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

The Company recognizes revenue from software licensing transactions over time when the Company provides the customer a right to access the Company’s intellectual property throughout the license term.

Revenue from long-term contracts which involve significant implementation, customization, or integration of the Company’s software license to customer-specific requirements are considered as one performance obligation satisfied over-time. Revenues from these contracts are primarily based on time and material.

Revenue from long-term fixed-price contracts that involve significant implementation, customization, or integration to customer-specific requirements is recognized over time. The underlying deliverable is owned and controlled by the customer or, does not create an asset with an alternative use to the Company, and the Company has an enforceable right to payment for performance completed throughout the duration of the contract. Revenue is recognized using the percentage of completion method, based on an input-based measure of progress that compares actual costs incurred to total estimated contract costs. This method supports recognition of revenue and gross profit as work is performed.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

7)	Revenue recognition: (Cont.)

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

Revenue from professional services, both related to software solutions and IT professional services business segments consists of either fixed price or time and materials, are considered performance obligations that are satisfied over time and revenues are recognized as the services are provided.

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

The Company is a principal when it controls the promised goods or services before they are transferred to the customer. Indicators that the Company controls the goods or services before their transfer to the customer include, inter alia, as follows: the Company is responsible for fulfilling the promises in the contract; the Company has inventory risk before the goods or services are transferred to the customer; and the Company has discretion in setting the prices of the goods or services.

Revenue from third-party sales is recorded at a gross or net amount according to certain indicators. The application of these indicators for gross and net reporting of revenue depends on the relative facts and circumstances of each sale.

The Company pays commissions to sales and marketing and certain management personnel based on their attainment of certain predetermined sales or profit goals. The Company expenses sales commissions as they are incurred when the amortization period would have been less than one year. In addition, generally, sales commissions which are paid upon contract renewal are commensurate with the initial commissions as the renewal amounts are substantially identical to the initial commission costs. During the years ended December 31, 2023 and 2024, no costs have been capitalized.

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

Following are the amortization periods of the right-of-use assets by class of underlying asset:

	Years	Mainly

Land and buildings	1-12	5
Motor vehicles	1-5	3

The Company tests for impairment of the right-of-use asset whenever there are indications of impairment pursuant to the provisions of IAS 36.

ii)	Lease extension and termination options:

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

10)	Property and equipment, net:

Property, plant and equipment are measured at cost, including directly attributable costs, less accumulated depreciation.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets at annual rates as follows:

Years

Software	3-5 (mainly 5)
Computers and peripheral equipment	3-5
Office furniture and equipment	7-15 (mainly 7)
Motor vehicles	7

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

Research and development expenditures

Research expenditures which are incurred in the process of software development are recognized in profit or loss when incurred. An intangible asset arising from a software development project or from the development phase of an internal project is recognized if the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale; the Company’s intention to complete the intangible asset and use or sell it; the ability to use or sell the intangible asset; how the intangible asset will generate future economic benefits; the availability of adequate technical, financial and other resources to complete the intangible asset; and the ability to measure reliably the respective expenditure asset during its development. The Company establishes technological feasibility upon completion of a detailed program design or a working model.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

11)	Intangible assets: (Cont.)

Capitalized software costs are measured at cost less any accumulated amortization and any accumulated impairment losses on a product-by-product basis. Amortization of capitalized software costs begin when the development is complete, and the product is available for use or for sale. The Company considers a product to be available for use when the Company completes its internal validation of the product that is necessary to establish that the product meets its design specifications including functions, features, and technical performance requirements. Internal validation includes the completion of coding, documentation and testing that ensure bugs are reduced to a minimum. The internal validation of the product takes place a few weeks before the product is made available to the market. In certain instances, the Company enters into a short pre-release stage, during which the product is made available to a selected number of customers as a beta program for their own review and familiarization. Subsequently, the release is made generally available to customers. Once a product is considered available for use, the capitalization of costs ceases and amortization of such costs to “cost of sales” begins.

Capitalized software costs are amortized on a product-by-product basis by the straight-line method over the estimated useful life of the software product (between 3-5 years, mainly 5 years).

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

During the years ended December 31, 2022, 2023 and 2024, no such unrecoverable amounts were identified.

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

The Company evaluates the need to record an impairment of non-financial assets (property, plant and equipment, capitalized software costs and other intangible assets and goodwill) whenever events or changes in circumstances indicate that the carrying amount is not recoverable. If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected future cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

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

During the years ended December 31, 2022, 2023 and 2024, no impairment loss was identified.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

13)	Financial instruments: (Cont.)

An impairment loss on debt instruments measured at amortized cost is recognized in profit or loss with a corresponding loss allowance that is offset from the carrying amount of the financial asset.

The Company has short-term financial assets such as trade receivables in respect of which the Company applies a simplified approach in IFRS 9 and measures the loss allowance in an amount equal to the lifetime expected credit losses. Trade receivables include original invoiced amount less an allowance for any potential uncollectible amounts and less invoiced amounts from maintenance and professional services contracts which haven’t been recognized yet. The Company makes estimates of expected credit losses for the allowance for doubtful accounts based upon its assessment of various factors, including historical experience, the age of the trade receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The estimated credit loss allowance is recorded as general and administrative expenses on the Company’s consolidated statements of profit or loss. Such allowance charge amounted of $1,778, $2,116 and $1,452, respectively for the years ended December 31, 2022, 2023 and 2024.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

13)	Financial instruments: (Cont.)

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

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use. The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data is available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

15)	Provisions: (Cont.)

Following are the types of provisions included in the financial statements:

i.	Legal claims:

A provision for legal claims is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources embodying economic benefits will be required by the Company to settle the obligation and a reliable estimate can be made of the amount of the obligation.

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

16)	Employee benefits: (Cont.)

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

The Company’s and its subsidiaries’ senior management are entitled from time to time to remuneration in the form of equity-settled share-based payment transactions. The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable option pricing model.

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

The majority of the Company’s cash and cash equivalents, bank deposits and other financial instruments are invested with major banks in Israel, the United States, Japan and across Europe. Management believes that these financial instruments are held in financial institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments. Cash and cash equivalents and short-term deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Generally, these banks deposits may be redeemed upon demand and therefore bear minimal risk.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

18)	Concentration of credit risk: (Cont.)

The Company’s trade receivables are generally derived from sales to small, medium and large organizations located mainly in Israel, North America, Europe and Asia Pacific. The Company performs ongoing credit evaluations of its customers using a reliable outside source to determine payment terms and credit limits which are approved based on the size of the customer and to date has not experienced any material losses. In certain circumstances, Magic and its subsidiaries may require letters of credit or other collateral or additional guarantees.

The Company maintains an allowance for credit losses based upon management’s experience and estimate of the collectability of each outstanding invoice. The allowance for credit losses is determined with respect to specific debts or which collection is doubtful. The risk of collection associated with accounts receivable is mitigated by the diversity and number of customers.

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

Magic and its subsidiaries examine cash flow forecasts on a monthly basis as well as information regarding cash balances. As of the reporting date, these forecasts indicate that the Company can expect sufficient liquid sources to cover its entire liabilities under reasonable assumptions.

20)	Reclassification of prior years presentation:

Certain prior years amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

21)	Accounting pronouncements not yet adopted:

1.	Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”:

In August 2023, the IASB issued “Amendments to IAS 21: Lack of Exchangeability (Amendments to IAS 21, “The Effects of Changes in Foreign Exchange Rates”)” (“the Amendments”) to clarify how an entity should assess whether a currency is exchangeable and how it should measure and determine a spot exchange rate when exchangeability is lacking.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:- MATERIAL ACCOUNTING POLICIES (Cont.)

21)	Accounting pronouncements not yet adopted: (Cont.)

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

2.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the International Accounting Standards Board (IASB) issued International Financial Reporting Standard 18 (IFRS 18), Presentation and Disclosure in Financial Statements (hereinafter: “the new standard”), which replaces International Accounting Standard 1 (IAS 1), Presentation of Financial Statements.

The objective of the new standard is to enhance comparability and transparency in financial statements.

IFRS 18 incorporates existing requirements from IAS 1 as well as introduces new requirements for the presentation in the statement of profit or loss, including presentation of specified line items and subtotals as required by the new standard, disclosures regarding management-defined performance measures (MPMs), and new requirements for the aggregation and disaggregation of financial information.

The new standard does not change the recognition and measurement principles of items in the financial statements. However, since items in the statement of profit or loss will need to be classified into one of five categories (operating, investing, financing, income taxes, and discontinued operations), it may affect the entity’s reported operating profit.

In addition, the issuance of IFRS 18 has resulted in limited amendments to other accounting standards, including IAS 7 – Statement of Cash Flows, and IAS 34 – Interim Financial Reporting.

The new standard is to be applied retrospectively for annual reporting periods beginning on or after January 1, 2027. Early adoption is permitted, with appropriate disclosure, for periods beginning on or after January 1, 2025, subject to the decision of the Israel Securities Authority.

The Company is currently evaluating the impact of the new standard, including the effect of the related amendments to other accounting standards, on its consolidated financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS

Current year acquisitions:

a.

On April 4, 2024, the Company acquired 100% of Theoris Group Inc. (“Theoris”). Theoris is a U.S.-based IT and engineering consulting firm providing a wide range of services including strategic data management, analytics, application development, cloud initiatives, and technical talent acquisition. Total purchase price consideration amounted to $13,096 which consisted of a base purchase price of $10,000, a deferred payment of $2,256 payable in two equal annual installments, and a working capital adjustment consideration of $840. The fair value of the consideration was determined in accordance with IFRS 3 and measured as of the acquisition date.

Theoris’ results of operations were included in the consolidated financial statements of the Company commencing April 4, 2024. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired of $286	$2,321
Intangible assets	5,205
Goodwill	5,284
Total net assets acquired	$12,810

The goodwill resulting from the acquisition of Theoris is primarily attributable to potential synergies with the Company, as well as certain intangible assets that do not qualify for separate recognition.

b.

On July 3, 2024, the Company entered into an Asset Purchase Agreement to acquire the entire operating activity of the nursing care business (“Adam Care”) from Meida Computers Software Solutions Ltd. for a total consideration of $1,596 which was paid upon closing. Adam Care, an Israel-based provider of welfare and employment support services, delivers a range of human resources and welfare-related solutions to local authorities and corporate clients, including services related to employment integration, income assurance, wage and benefits administration, and specialized support centers for individuals entitled to public assistance. The acquisition meets the definition of a business under IFRS 3 and therefore was accounted for as a business combination using the acquisition method.

Adam Care’s results of operations were included in the consolidated financial statements of the Company commencing July 3, 2024. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

The following table summarizes the estimated fair values of the identifiable assets acquired at the acquisition date:

Customer relationships	$529
Technology	309
Goodwill	758
Total net assets acquired	$1,596

The goodwill from the acquisition of Adam Care is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition.

c.

On October 31, 2024, the Company acquired 100% of Executive Life Ltd. (“Executive Life”), a U.S.-based recruitment firm headquartered in Long Island, New York. Executive Life specializes in executive recruitment services across various industries including construction, IT, marketing, accounting, finance, and manufacturing engineering, primarily in New York, New Jersey, Connecticut, Texas, and California. Total purchase price consideration amounted to $1,472 which consisted of a base purchase price of $800 and a deferred payment of $672, payable on the one year anniversary of acquisition date. The fair value of the consideration was determined in accordance with IFRS 3 and measured as of the acquisition date. The acquisition strengthens the Company’s talent acquisition capabilities and broadens its consulting and professional service offerings in the U.S. market.

Executive Life’s results of operations were included in the consolidated financial statements of the Company commencing November 1, 2024. Acquisition-related costs were immaterial. Unaudited pro forma condensed results of operations were not presented since they were not material to the Company’s consolidated statement of profit or loss.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS (Cont.)

Current year acquisitions: (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition:

Net assets, excluding cash acquired of $156	$244
Intangible assets	229
Goodwill	843
Total net assets acquired	$1,316

The goodwill from the acquisition of Executive Life is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition.

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

Prior years acquisitions:

a.

On June 8, 2023, the Company acquired 60% of K.M.T. (M.H.) Technologies Communication Computer Ltd. (“KMT”). KMT delivers a broad spectrum of ICT products, cloud platform, VoIP, technical support and planning and construction of computing. KMT was acquired for a total consideration of NIS 55,039 ($14,875). NIS 60 million was paid upon closing of which a payment of NIS 15 million is related to a contingent consideration depending on the future operating results achieved by KMT referring to years 2023-2025. If the future operating results will not be fully achieved, the seller will be required to return the whole or part of the contingent consideration. This contingent consideration was accounted for as a financial asset measured at its fair value as of the acquisition date of NIS 5 million ($1.4 million). The fair value of the financial asset at December 31, 2024 was NIS 9.7 million ($2.7 million).

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

Prior years acquisitions: (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities at the date of acquisition

Net assets, excluding $632 of cash acquired	$197
Intangible assets, net of deferred tax liabilities	8,281
Non-controlling interests	(3,644)
Goodwill	9,410
Total assets acquired	$14,244

The goodwill from the acquisition of KMT is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

b.

On December 2, 2021, the Company entered into a Share Purchase Agreement (“the Agreement”) to acquire 50.1% of the outstanding share capital of Appush Ltd. (formerly known as Vidstart Ltd.) (“Appush”), a provider of a video advertising platform that offers personalized automated methods and real-time smart optimization, helping its clients achieve high yields in the competitive digital ecosystem, for $21,492. Of which amount, $11,042 was paid upon closing. The final closing and execution of the Agreement occurred on January 27, 2022. In addition, the Company paid $1.5 million as an advance payment for future acquisition of the remainder of Appush’s shares. According to the Agreement, the Company is obliged to purchase the remainder of Appush’s shares in stages until it will hold 100% of Appush’s shares on or before December 31, 2026. This obligation was accounted for as a financial liability measured at its fair value as of the acquisition date of $10,450. Beyond the $11,042 paid in 2021, the Company paid $239 in 2022, $4,962 in 2023 and $3,678 in 2024. The fair value of the financial liability at December 31, 2024 was $1,231.

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

The goodwill from the acquisition of Appush is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

c.

On August 23, 2022, the Company acquired 100% of The Goodkind Group, LLC (“TGG”) for a total consideration of $11,629, subject to net working capital adjustments. Of which, $7,993 was paid upon closing. The remainder constitutes a deferred payment payable in 2023 and 2024. TGG provides permanent and temporary staffing needs in various sectors including: Information Technology, Accounting & Finance, Digital Media, Marketing, Human Resources, Financial Services. TGG specializes in customizing solutions and programs to their clients. With on-site programs and sourcing models the Company solutions includes functions which differs from standard staffing companies. TGG provides assistance in the areas of compensation design and development, employee opinion surveys, employment policies and practices, performance management, regulatory and compliance issues and succession planning.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS (Cont.)

Prior years acquisitions: (Cont.)

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

The goodwill from the acquisition of TGG is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition.

d.

On July 1, 2022, the Company acquired 100% of Intrabases SAS (“Intrabases”), a provider of IT professional services based in Nantes, France. The consideration of the transaction is comprised solely from a cash consideration in an amount of $3,428.

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

The goodwill from the acquisition of Intrabases is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition. The goodwill is not deductible for income tax purposes.

e.	During 2022, the Company entered into two separate Asset Purchase Agreements which met the definition of a business. Therefore, the Company deemed them as business combinations which were accounted for in accordance with IFRS 3. These aforementioned acquisitions are immaterial, both individually and in aggregate. The total consideration paid for these acquisitions was $1,753.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:- BUSINESS COMBINATIONS (Cont.)

Prior years acquisitions: (Cont.)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisitions:

Net liabilities	(308)
Customer relationships, net of deferred tax liabilities	1,163
Goodwill	898
Total assets acquired	$1,753

The goodwill from these acquisitions is primarily attributable to potential synergy with the Company, as well as certain intangible assets that do not qualify for separate recognition.

NOTE 4:- CASH AND CASH EQUIVALENTS

	December 31,
	2023	2024
Balance nominated in USD	$57,653	$63,886
Balance nominated in NIS	35,034	32,230
Balance nominated in other currencies	13,256	16,663
	$105,943	$112,779

NOTE 5:- OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

The following table summarizes the composition of the Company’s other accounts receivable and prepaid expenses:

	December 31,
	2023	2024
Prepaid expenses	$5,606	$6,016
Government authorities	5,289	7,166
Related parties	3,178	2,801
Marketable securities and others	4,760	7,570
	$18,833	$23,553

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- FAIR VALUE MEASUREMENT (Cont.)

The Company’s financial assets and liabilities measured at fair value on a recurring basis, including accrued interest components, consisted of the following types of instruments as of December 31, 2023 and 2024:

Fair value measurements
December 31, 2024
Level 3
Assets:
Assets in respect of business combinations	$2,654
$2,654
Liabilities:
Liability in respect of business combinations	$1,385
Put options of non-controlling interests	20,066
$21,451

Fair value measurements
December 31, 2023
Level 3
Assets:
Assets in respect of business combinations	$1,368
$1,368
Liabilities:
Liability in respect of business combinations	$6,175
Put options of non-controlling interests	18,872
$25,047

There were no Level 1 or Level 2 instruments during any of the reported periods.

The movement in the contingent consideration in respect of the business combinations is as follows:

	December 31,
	2023	2024
Opening balance	$19,693	$6,175
Payment of contingent consideration	(13,908)	(5,489)
Increase in fair value of contingent consideration	880	567
Decrease in fair value of contingent consideration	(640)	-
Foreign currency translation adjustments	(146)	-
Amortization of interest and exchange rate	296	132

Closing balance	$6,175	$1,385

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:- FAIR VALUE MEASUREMENT (Cont.)

The movement in the deferred consideration in respect of the business combinations is as follows:

	December 31,
	2023	2024
Opening balance	$4,970	$1,530
Increase in deferred consideration due to acquisitions	-	3,216
Payment of deferred consideration	(3,757)	(2,285)
Gain from adjustment of deferred consideration	-	(120)
Amortization of interest and exchange rate	62	170
Working capital adjustments and other	255	539

Closing balance	$1,530	$3,050

The financial assets and liabilities in the consolidated statements of financial position are classified by groups of financial instruments pursuant to IFRS 9:

	December 31,
	2023	2024
Financial assets

Financial assets at cost:

Cash and cash equivalents	$105,943	$112,779
Short-term bank deposits	751	51
Trade receivables, net	108,385	123,133
Marketable securities	2,316	1,757
Total financial assets at cost measured at cost:	$217,395	$237,720

Financial assets at fair value through profit or loss:
Assets in respect of business combinations	$1,368	$2,654
Total financial assets	$218,763	$240,374
Financial liabilities at fair value through equity:
Put options of non-controlling interests	$18,872	$20,066

Financial liabilities at fair value through profit or loss:
Liability in respect of business combinations	$7,705	$4,435

Financial liabilities measured at amortized cost:
Loans from bank and financial institutions (short-term and long-term debts	$81,208	$59,294
Lease liabilities	27,507	26,858
Total financial liabilities measured at amortized cost:	$108,715	$86,152

Total financial and lease liabilities	$135,292	$110,653

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET

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

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:- PROPERTY AND EQUIPMENT, NET (Cont.)

Composition and movement:

	Software	Motor vehicles	Office furniture and equipment	Computers and peripheral equipment	Leasehold improvements	Total

Cost:
Balance as of January 1, 2024	$1,955	$1,162	$4,881	$9,619	$5,850	$23,467
Additions during the year:
Purchases	122	217	24	941	231	1,535
Acquisitions of subsidiaries			431	1,050		1,481
Adjustments arising from translating financial statements of foreign operations	(331)	7	(1,156)	1,406	(97)	(171)
Decreases during the year:
Disposals		(79)	(40)	(28)	(166)	(313)

Balance as of December 31, 2024	$1,746	$1,307	$4,140	$12,988	$5,818	$25,999

Accumulated depreciation:
Balance as of January 1, 2024	$1,427	$996	3,606	$7,741	$1,709	$15,479
Additions during the year:
Depreciation	73	118	224	1,072	576	2,063
Disposals		(47)	(45)	(43)	(126)	(261)
Acquisitions of subsidiaries			425	998		1,423
Adjustments arising from translating financial statements of foreign operations	(333)	(255)	(779)	1,179	16	(172)

Balance as of December 31, 2024	$1,167	$812	3,431	$10,947	$2,175	$18,532

Depreciated cost at December 31, 2024	$579	$495	$709	$2,041	$3,643	$7,467

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 8:- INTANGIBLE ASSETS, NET

Composition and movement:

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total

Cost:
Balance as of January 1, 2023	$93,057	$93,134	$20,048	$584	$206,823
Capitalized development costs	3,183	-	-	-	3,183
Acquisition of subsidiaries	-	7,704	-	1,706	9,410
Adjustments arising from translating financial statements of foreign operations	(32)	(1,172)	(332)	(13)	(1,549)

Balance as of December 31, 2023	96,208	99,666	19,716	2,277	217,867

Accumulated amortization and impairment:
Balance as of January 1, 2023	$83,171	$59,429	$11,882	$284	$154,766
Amortization recognized in the year	3,545	7,925	1,712	291	13,473
Adjustments arising from translating financial statements of foreign operations	-	(864)	(163)	(3)	(1,030)

Balance as of December 31, 2023	86,716	66,490	13,431	572	167,209

Amortized cost at December 31, 2023	$9,492	$33,176	$6,285	$1,705	$50,658

	Capitalized Software development costs	Customer relationship	Acquired technology	Others	Total

Cost:
Balance as of January 1, 2024	$96,208	$99,666	$19,716	$2,277	$217,867
Capitalized development costs	2,650	-	-	-	2,650
Acquisition of subsidiaries	-	5,963	309	-	6,272
Measurement period adjustments	-	(441)	(312)	-	(753)
Adjustments arising from translating financial statements of foreign operations	(6)	(390)	(74)	(34)	(504)

Balance as of December 31, 2024	98,852	104,798	19,639	2,243	225,532

Accumulated amortization:
Balance as of January 1, 2024	$86,716	$66,490	$13,431	$572	$167,209
Amortization recognized in the year	3,477	7,708	1,589	489	13,263
Adjustments arising from translating financial statements of foreign operations	-	(173)	(41)	(13)	(227)

Balance as of December 31, 2024	90,193	74,025	14,979	1,048	180,245

Amortized cost as of December 31, 2024	$8,659	$30,773	$4,660	$1,195	$45,287

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NotE 8:- Intangible Assets, Net (Cont.)

During the years ended December 31, 2022, 2023 and 2024 the Company recognized amortization expenses related to intangible assets as follows:

	Year ended December 31,
	2022	2023	2024
Cost of revenues	$5,405	$5,471	$5,066
Selling and marketing expenses	8,169	8,002	8,197
	$13,574	$13,473	$13,263

Intangible assets composition by asset type as of December 31, 2024:

	IT professional services	Software services	Total
Capitalized Software development costs	$448	$8,211	$8,659
Customer relationship	24,034	6,739	30,773
Acquired technology	1,110	3,550	4,660
Others	1,047	148	1,195
Total	$26,639	$18,648	$45,287

The estimated future amortization expense of intangible assets as of December 31, 2024 is as follows:

2025	$12,511
2026	10,272
2027	7,580
2028	5,744
2029 and thereafter	9,180
$45,287

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:- GOODWILL

The following table summarizes the changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2023 and 2024:

	IT professional services	Software solutions	Total
As of January 1, 2023	$89,997	$68,702	$158,699

Business combinations	9,410	-	9,410
Foreign currency translation adjustments	(959)	(1,085)	(2,044)

As of January 1, 2024	$98,448	$67,617	$166,065

Business combinations	6,127	758	6,885
Measurement period adjustments	51	462	513
Foreign currency translation adjustments	(253)	(695)	(948)

As of December 31, 2024	$104,373	$68,142	$172,515

The Company performed annual impairment tests as of December 31, 2023 and 2024 and did not identify any impairment losses (see Note 2).

Impairment test of goodwill for the years ended on December 31, 2024:

Impairment loss for goodwill is recognized if the recoverable amount of the goodwill is less than the carrying amount. The recoverable amount is the greater of fair value less costs of disposal, or value in use of the relevant reporting level (i.e. a CGU of a group of CGU’s).

The Company performed an assessment for goodwill impairment for each of the four cash-generating units (CGUs) that are included within its two reportable segments, which represent the level at which goodwill is monitored for internal management purposes. Based on this assessment, the Company concluded that there is no impairment loss for the year ended December 31, 2024, based on the assumptions presented below:

	December 31, 2024
	IT services	Applications	US services	Technology
Carrying amount of cash-generating units	$91,720	$48,191	$93,982	$26,798
Weighted average cost of capital	16%	16%	15%	13%
Terminal value growth rate	3%	3%	3%	3%

Actual results may differ from those assumed in the Company’s valuation method. It is reasonably possible that the Company’s assumptions described above could change in future periods. If any of these were to vary materially from the Company’s plans, it may record impairment of goodwill allocated to this reporting unit in the future.

Based on the Company’s abovementioned assessment as of December 31, 2024, no goodwill was determined to be impaired, since the fair value of the Company’s group of cash-generating units significantly exceeded their carrying amount.

NOTE 10:- SHORT TERM DEBTS

	December 31,
	2024
	Interest rate		December 31,
	%	Currency	2023	2024

Short-term loans from banks	6.2-6.8	NIS	$2,772	$1,673
Current maturities of long-term loans from banks	Prime + 0.25 - 0.95	NIS	11,226	6,920
Current maturities of long-term loans from banks	SOFR + 2.1 - 3.38	USD	13,209	13,516
Accrued interest on long-term debt		NIS and USD	1,734	1,078
			$28,941	$23,187

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 11:- ACCRUED EXPENSES AND other accounts payable

Accrued expenses and other accounts payable are comprised of the following as of the below dates:

	December 31,
	2023	2024
Employees and payroll accruals	$27,460	$36,350
Accrued expenses	9,296	12,469
Government authorities and other	4,736	9,390
Total	$41,492	$58,209

Note 12:- Long term DEBTS

a.	Long term liabilities to banks and others are comprised of the following as of the below dates:

	Linkage	Interest	December 31,
	basis	rate	2023	2024
		%
Loans from banks denominated in New Israeli Shekels (NIS)	NIS	Prime + 0.25 - 0.95	$29,010	$22,158
Long-term loans from banks denominated in U.S. Dollars (USD)	USD	SOFR + 2.1 - 3.38	47,634	35,410
Other long-term debts	JPY	1.71	58	53
			$76,701	$57,621

Less current maturities			(24,435)	(21,514)

			$52,267	$36,107

b.	Maturity dates:

	December 31,
	2023	2024
First year (Current maturities including accrued interests)	$24,435	$21,514
Second year	18,731	16,510
Third year	14,617	15,743
Fourth year	15,037	3,854
Fifth year and thereafter	3,881	-
Total	$76,701	$57,621

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 12:- LONG TERM DEBTS (Cont.)

c.	Financial Covenants:

On March 27, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which, the Company borrowed $20 million for a four-year term (the “March Bank Loan”). The March Bank Loan will mature on March 27, 2027, and will be repaid in four (4) equal annual instalments of $6.052 million (including interest) starting March 27, 2024. The March Bank Loan bears interest at the rate SOFR + 3.38%. The interest is paid on a yearly basis.

On June 7, 2023, the Company entered into a loan agreement with an Israeli bank, pursuant to which, the Company borrowed ILS 60 million for a five-year term (the “June Bank Loan”). The June Bank Loan will mature on May 7, 2028, and will be repaid in five (5) equal annual instalments of ILS 12 million (not including interest) starting May 7, 2024. The June Bank Loan bears an interest rate of prime + 0.92% per annum, payable in two semi-annual payments.

These two Loans, which may be prepaid under certain circumstances, are subject to various financial covenants which mainly consist of the following:

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

As of December 31, 2023 and 2024, the Company was in compliance with the financial covenants.

Note 13:- RELATED PARTies TRANSACTIONS

Agreements with controlling shareholder and its affiliates:

The Company has in effect agreements with affiliated companies pursuant to which the Company has rendered services amounting to approximately $6,990, $3,678 and $3,598, in aggregate for the years ended December 31, 2022, 2023 and 2024, respectively and acquired services amounting to approximately $3,088, $3,371 and $5,380 for the years ended December 31, 2022, 2023 and 2024, respectively.

As of December 31, 2023 and 2024, the Company had trade and other receivables balances due from its related parties in amount of approximately $5,494 and $5,494, respectively. In addition, as of December 31, 2023 and 2024, the Company had trade payables balances due from its related parties in amount of approximately $322 and $2,567, respectively.

Note 14:- LEASES

The Company leases all of its office space and vehicles under operating leases. The Company’s leases have original lease periods expiring between 2025 and 2034. Some of the leases include one or more options to renew the lease term. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably certain at the lease commencement. Lease payments included in the measurement of the lease liability comprise the following: the fixed non-cancellable lease payments, payments for optional renewal periods where it is reasonably certain the renewal period will be exercised, and payments for early termination options unless it is reasonably certain the lease will not be terminated early.

In July 2020, the Company entered into a lease agreement for its corporate offices in Or Yehuda, Israel. The lease expires in June 2033, with an option by the Company to extend the lease period for an additional 10-years term. The Company deemed this option as reasonably certain to be renewed.

The Company has several leased offices in the United States, with expiry dates varying between 2025 and 2030, with renewal options varying between 2025 and 2032.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- LEASES (Cont.)

In November 2021, one of the Company’s subsidiaries in Israel entered into a lease agreement for its corporate offices. The lease commenced in July 2022 with a lease term through 2029, with an option to terminate the lease after a 4-year term following a 12-month notice in advance, and an option to renew the lease to an additional 5-year term, through 2034. The Company deemed this option as reasonably certain to be renewed.

Under IFRS 16, all leases with durations greater than 12 months, including non-cancellable operating leases, are recognized on the statement of financial position. The aggregated present value of lease agreements is recorded as a long-term asset titled operating lease right-of-use assets.

The corresponding lease liabilities are classified between operating lease liabilities which are current and long-term.

Maturity analysis of undiscounted future lease payments for lease liabilities:

December 31,
2024
2025	$5,883
2026	4,997
2027	3,126
2028	2,189
2029	1,825
2030 and thereafter	14,670
Total undiscounted cash flows	$32,690

Less imputed interest	(5,832)
Present value of lease liabilities	$26,858

a.	Information on leases:

	Year ended December 31,
	2023	2024

Expenses relating to operating lease costs	$2,225	$2,455
Expenses relating to short-term leases	$62	$38
Expenses relating to variable lease payments	$2,872	$3,536
Total cash outflow for leases	$5,159	$6,029

The following is a summary of weighted average remaining lease terms and discount rates for all of the Company’s operating leases:

December 31,
2024
Weighted average remaining lease term (years)	11.21
Weighted average discount rate	3.79%

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets:

	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2023	$40,452	$4,871	$45,323
Additions during the year:
New leases	1,150	1,575	2,725
Modification of leases	910	66	976
Adjustments for indexation	871	72	943
Adjustments arising from translating financial statements of foreign operations	37	212	249
Business combination	62	-	62
Disposals during the year:
Termination of leases	(298)	(378)	(676)

Balance as of December 31, 2023	$43,184	$6,418	$49,602

Accumulated depreciation:
Balance as of January 1, 2023	15,250	2,537	17,787
Additions during the year:
Depreciation	3,689	1,470	5,159
Adjustments arising from translating financial statements of foreign operations	929	428	1,357
Disposals during the year:
Termination of leases	(192)	(227)	(419)

Balance as of December 31, 2023	19,676	4,208	23,884

Depreciated cost at December 31, 2023	$23,508	$2,210	$25,718

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 14:- LEASES (Cont.)

b.	Disclosures in respect of right-of-use assets: (Cont.)

	Buildings	Motor vehicles	Total
Cost:
Balance as of January 1, 2024	$43,184	$6,418	$49,602
Additions during the year:
New leases	2,086	2,050	4,136
Adjustments for indexation	784	75	859
Adjustments arising from translating financial statements of foreign operations	(680)	(3,674)	(4,354)
Business combination	314	-	314
Disposals during the year:
Termination of leases	(22)	(303)	(325)

Balance as of December 31, 2024	$45,666	$4,566	$50,232

Accumulated depreciation:
Balance as of January 1, 2024	19,676	4,208	23,884
Additions during the year:
Depreciation	3,816	1,621	5,437
Adjustments arising from translating financial statements of foreign operations	80	(3,661)	(3,581)
Disposals during the year:
Termination of leases	(10)	(205)	(215)

Balance as of December 31, 2024	23,562	1,963	25,525

Depreciated cost at December 31, 2024	$22,104	$2,603	$24,707

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- SHARE BASED PAYMENTS

a.	Stock Option Plans of the Company:

Under the Company’s 2007 Stock Option Plan, as amended (“the 2007 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to the 2007 Plan, which is valid until August 1, 2027, the Company reserved 2,750,000 Ordinary shares for issuance. As of December 31, 2024, an aggregate of 952,500 Ordinary shares of the Company are available for future grants under the 2007 Plan. Each option granted under the 2007 Plan is exercisable for a period of ten years from the date of the grant of the option.

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

No grants were made to employees or directors in 2023 and 2024. As of December 31, 2023 and 2024, there were no options outstanding or exercisable under the 2007 Plan.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- SHARE BASED PAYMENTS (Cont.)

b.	Stock Option Plan of Comm-IT Solutions:

Under the Comm-IT Solutions’ 2022 Stock Option Plan, (“Comm-IT Solutions 2022 Plan”), options may be granted to employees, officers, directors and consultants of the Company and its subsidiaries. Pursuant to Comm-IT Solutions 2022 Plan, Comm-IT Technology Solutions Ltd. (“Comm-IT”) shall reserve in its registered and reserved capital, such sufficient number of shares (subject to any adjustment in the capital under the Comm-IT Solutions 2022 Plan) required in order to consummate the Comm-IT Solutions 2022 Plan.

In December 2022, Comm-IT awarded 12 of its senior officers 4,028 options to purchase 4,028 shares of Comm-IT, at an exercise price ranging between $0.27-$1,812. 827 of the options fully vested upon their grant, whereas the vesting of the remainder of the options are subject to Comm-IT and its subsidiaries meeting certain EBITDA targets to be achieved by one of the years 2023-2024. In 2023, CommIT fully achieved plan EBITDA targets. Subject to the achievement of the EBITDA targets, as well as the officers continued employment with Comm-IT throughout 2027, the options will vest at certain points in time throughout the years 2024 to 2027.

In May 2024, Comm-IT awarded 116 options to four of its senior officers to purchase 116 shares of Comm-IT. The options were granted under the Comm-IT Solutions 2022 Plan, at an exercise price of $1,812 per share. The options are subject to a vesting schedule and performance conditions similar to those applicable to the options granted in December 2022, including the achievement of EBITDA targets and continued employment through 2027.

A summary of employee option activity under the Comm-IT Solutions 2022 Plan as of December 31, 2023 and changes during the year ended December 31, 2024 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contractual term (in years)
Outstanding at January 1, 2024	4,028	$256.79	6.94
Granted	116	1,767.79
Exercised	(451)	-

Outstanding at December 31, 2024	3,693	252.74	5.94

Exercisable at December 31, 2024	3,388	$142.65	5.93

As of December 31, 2024, there was $176 of total unrecognized compensation cost related to non-vested options, which is expected to be recognized in full over a weighted average period of 1.3 years.

The options outstanding as of December 31, 2024, have been separated into exercise price categories, as follows:

Exercise price	Options outstanding	Weighted average remaining contractual life (years)	Options exercisable	Weighted average exercise price of exercisable options
In $
-	2,787	5.92	2,787	$-
116.83	297	5.99	297	116.83
1,475.76	609	5.99	304	1,475.76
	3,693	5.94	3,388	$142.65

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 15:- SHARE BASED PAYMENTS (Cont.)

b.	Stock Option Plan of Comm-IT Solutions: (Cont.)

The fair value of the options granted in 2022 and 2024 using the Binomial model, was estimated on the date of grant with the following assumptions:

	Year ended December 31, 2022	Year ended December 31, 2024

Share price	$2,110	$3,635
Contractual life	8 years	7 years
Expected exercise factor	1.5	1.5
Dividend yield	0%	0%
Expected volatility (weighted average)	41%	41%
Risk-free interest rate	3.28%-3.65%	5.01%- 4.27%
Fair value of option at the grant date	$1,078-$2,126	$2,360

c.	Cost of share-based payment:

During the years ended December 31 2022, 2023 and 2024 the Company share-based payment expense under the 2007 plan and Comm-IT Solution 2022 Plan amounted to $2,079, $3,798 and $1,607 respectively, as follows:

	Year ended December 31,
	2022	2023	2024

Selling and marketing expenses	$(56)	$(225)	$-
General and administrative expenses	2,135	4,023	1,607
	$2,079	$3,798	$1,607

NOTE 16:- EMPLOYEE BENEFIT LIABILITIES

Employee benefits consist of post-employment benefits and termination benefits.

a)	Post-employment benefits:

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

Severance expenses for the years 2022, 2023 and 2024 were $7,078, $5,464 and $5,444, respectively.

2)	U.S. employees defined contribution plan:

The Company’s U.S. subsidiaries maintain a 401(k) defined contribution plan covering certain employees in the United States. All eligible employees may elect to contribute up to 100% of their annual compensation to the plan through salary deferrals, subject to applicable limits set by the Internal Revenue Service (IRS). The U.S. subsidiaries match employee contributions at a rate of 25% of the first 6% of the employee’s annual compensation contributed to the plan, subject to IRS limits.

3)	Defined benefit plans:

The Company accounts for that part of the payment of compensation that is not covered by contributions in defined contribution plans, as above, as a defined benefit plan for which an employee benefit liability is recognized and for which the Company deposits amounts in central severance pay funds and in qualifying insurance policies.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 16:- EMPLOYEE BENEFIT LIABILITIES (Cont.)

b)	Composition of defined benefit plans is as follows:

	December 31,
	2023	2024
Defined benefit obligation	$2,665	$2,671
Fair value of plan assets	(1,549)	(1,490)

Net defined benefit liability	$1,116	$1,181

NOTE 17:- COMMITMENTS AND CONTINGENCIES

a.	Guarantees and Collaterals:

As of December 31, 2024, the Company has provided performance bank guarantees as security for the performance of various contracts with customers as well as to secure future payments in respect of lease agreements in the amount of $3,329 and $1,093, respectively. As of December 31, 2024, the Company has restricted bank deposits of $23 in favor of the issuing banks.

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

Note 18:- equity

a.	The Ordinary shares of the Company are listed on the NASDAQ Global Select Market in the United States and are traded on the Tel-Aviv Stock Exchange in Israel.

b.	Accumulated other comprehensive loss:

	December 31,
	2023	2024
Accumulated foreign currency translation adjustments	(10,340)	(12,140)
Accumulated unrealized gain on derivative instruments, net	26	26

Total other comprehensive loss	$(10,314)	$(12,114)

c.	Dividend distribution policy

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

On May 16, 2024, the Company declared a dividend distribution of $0.204 per share ($10 million in the aggregate) which was paid on July 11, 2024. On November 18, 2024, the Company declared a dividend distribution of $0.236 per share ($11.6 million in the aggregate) which was paid on January 8, 2025.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:- INCOME tax

1)	Corporate tax rate in Israel:

Taxable income of Israeli companies was generally subject to corporate tax at the rate of 23% in 2023 and 2024. Some of our Israeli subsidiaries are eligible for certain tax benefits, as described below.

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

The Company and its Israeli subsidiaries have received final tax assessments (or assessments that are deemed final) through the year 2019.

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

Under the Foreign Exchange Regulations, the Company calculates its tax liability in U.S. dollars according to certain orders. The tax liability, as calculated in U.S. dollars is translated into NIS according to the exchange rate as of December 31 of each year.

4)	Income tax on non-Israeli subsidiaries:

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

As of December 31, 2024, the Company had $36,911 of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 19:- INCOME tax (Cont.)

5)	Net operating loss carried forward:

As of December 31, 2024, some of the Israeli subsidiaries of the Company had operating loss carryforwards of $9,182 (mainly F.T.S Formula Telecom Solutions, Ltd. which accounts for $8,177), which can be carried forward to offset against taxable income in the future for an indefinite period.

One of the Company’s subsidiaries in England had estimated total available tax loss carryforwards of $3,589 as of December 31, 2024, which can be carried forward to offset against future taxable income.

Some of the the Company’s subsidiaries in the U.S. had estimated total available tax loss carryforwards of $8,663 as of December 31, 2024, which can be carried forward to offset against future taxable income.

6)	Presentation of net deferred tax assets and liabilities, in the consolidated statements of financial position:

	December 31,
	2023	2024
Deferred taxes assets	$6,729	$4,895
Deferred tax liabilities	(11,610)	(7,848)
	$(4,881)	$(2,953)

7)	Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31,
	2023	2024
Deferred tax liabilities:
Intangible assets	$13,789	$10,162
Reserves and allowances	530	384
Right-of-use assets	5,169	5,121

Gross deferred tax liabilities	$19,488	$15,667

Deferred tax assets:

Carry-forwards losses	$3,668	$2,092
Intangible assets	1,495	494
Reserves and allowances	4,054	4,603
Lease liabilities	5,390	5,525

Gross deferred tax assets	$14,607	$12,714
Net deferred tax liabilities	$(4,881)	$(2,953)

8)	Taxes on income are comprised as follows:

	Year ended December 31,
	2022	2023	2024
Current:
Domestic	$11,368	$11,108	$11,793
Foreign	6,304	5	1,103

	17,672	11,113	12,896
Deferred taxes:
Domestic	(1,318)	(1,588)	(2,984)
Foreign	(5,216)	409	1,416

	(6,534)	(1,179)	(1,568)

Taxes on income	$11,138	$9,934	$11,328

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

The following table presents reconciliation between the theoretical tax expense, assuming that all income was taxed at statutory tax rates, and the actual income tax expense, as recorded in the Company’s consolidated statements of profit or loss:

	Year ended December 31,
	2022	2023	2024

Income before income taxes, as per the statement of operations	$57,417	$52,436	$54,619

Statutory tax rate in Israel	23%	23%	23%

Tax computed at the statutory tax rate	13,205	12,060	12,562

Tax adjustment in respect of different tax rates	(1,756)	(1,345)	(3,052)
Deferred taxes on losses for which deferred taxes were not created	(511)	(2,764)	(587)
Tax-deductible costs, not included in the accounting costs	(2,680)	-	-
Non-deductible expenses and tax expenses in respect of prior years, net	2,670	534	1,111
Uncertain tax positions and other	210	1,448	1,294

Taxes on income	$11,138	$9,934	$11,328

10)	Pillar Two:

In December 2021, the Organization for Economic Cooperation and Development (“OECD”) released the Pillar Two Model Rules (also referred to as the global minimum tax or Global Anti-Base Erosion (“GloBE”) rules), which aim to ensure that multinational enterprises are subject to a minimum level of taxation in each jurisdiction where they operate. The rules establish a global minimum tax rate of 15%, calculated on a jurisdictional basis for companies with revenue exceeding €750 million, and, therefore, they apply to the Asseco Group (and to the Company as a member of the Asseco Group). Several jurisdictions in which the Company operates have enacted legislation implementing these rules, with an effective date of January 1, 2024. The Pillar Two Rules did not have an impact on the Company’s consolidated financial statements for the year ended December 31, 2024. The Company will continue to monitor legislative developments and assess the potential impact on its financial statements.

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 20:- REVENUE RECOGNITION

Remaining performance obligations represent contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods. The aggregate amount of consideration allocated to performance obligations either not satisfied or partially unsatisfied was approximately $137.5 million as of December 31, 2024. The Company expects to recognize approximately 88% in 2025 from remaining performance obligations as of December 31, 2024, and the remainder thereafter. Remaining performance obligations include the remaining non-cancelable, committed and fixed portion of these contracts for their entire duration; the remaining performance obligations related to professional services contracts that are on a time and materials basis were excluded, as the Company elected to apply the practical expedient in accordance with IFRS 15.

Contract balances:

The following table provides information about trade receivables, unbilled receivables, contract assets, and contract liabilities (deferred revenues) from contracts with customers (in thousands):

	December 31,
	2023	2024
Trade receivables (net of allowance for credit losses of $7,066 and $7,906 at December 31, 2023 and 2024, respectively)	$108,385	$123,133
Unbilled receivables	15,953	11,583
Contract assets	6,760	5,100
Long-term unbilled receivables *)	2,240	1,783
Long-term trade receivables *)	1,029	901
Deferred revenues (short-term contract liabilities)	$13,537	$21,031

*)	Included in Other long-term receivables in the consolidated statements of financial position.

An analysis of past due but not impaired trade receivables with reference to reporting date:

	Past due trade receivables with aging of
	Neither past due nor impaired	Up to 30 days	31-60 days	61-90 days	91-120 days	Over 121 days	Total	Unpaid deferred revenues	Allowance for credit losses	Total trade receivables, net
December 31, 2023	$71,545	$30,191	$7,065	$3,407	$1,801	$15,818	$129,826	$(14,375)	$(7,066)	$108,385
December 31, 2024	$83,529	$28,295	$9,258	$4,519	$2,371	$14,502	$142,474	$(11,435)	$(7,906)	$123,133

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

During the year ended December 31, 2024, the Company recognized $13,537 that was included in deferred revenues (short-term contract liability) balance at December 31, 2023.

Revenue by timing of revenue recognition was as follows:

	Year ended December 31,
	2022	2023	2024

Products and services transferred over time	$533,862	$502,358	$514,354
Products transferred at a point in time	32,930	32,694	38,166
	566,792	535,052	552,520

NOTE 21:- SELECTED STATEMENTS OF INCOME DATA

a.	Research and development costs, net:

	Year ended December 31,
	2022	2023	2024
Total costs	$13,149	$13,511	$15,960
Less - capitalized software costs	(3,059)	(3,183)	(2,650)

Research and development, net	$10,090	$10,328	$13,310

b.	Selling and marketing expenses:

	Year ended December 31,
	2022	2023	2024
Salary and related expenses	$33,474	$31,188	$30,078
Advertising expenses	2,676	2,802	2,778
Cost of share-based payment	(56)	(225)	-
Others	10,763	10,735	9,244
Total selling and marketing expenses	$46,857	$44,500	$42,100

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 21:- SELECTED STATEMENTS OF INCOME DATA (Cont.)

c.	General and administrative expenses:

	Year ended December 31,
	2022	2023	2024
Salary and related expenses	21,492	$27,425	$21,754
Consultants	5,335	4,726	4,394
Cost of share-based payment	2,135	4,023	1,607
Others	8,590	4,637	14,254
Total general and administrative expenses	37,552	$40,811	$42,009

d.	The following table provides detailed breakdown of the Company’s financial income and expenses:

	Year ended December 31,
	2022	2023	2024
Financial expenses:

Interest expenses on loans and borrowings	1,743	5,039	5,621
Interest expenses attributed to leases	691	964	1,116
Bank charges, negative foreign exchange differences and other financial expenses	2,559	3,224	2,366
	4,993	9,227	9,103
Financial income:
Interest income attributed to bank deposits	305	1,166	1,856
Interest income from deposits, positive foreign exchange differences and other financial income	1,087	3,735	1,307
	1,392	4,901	3,163

Financial expenses, net	$3,601	$4,326	$5,940

e.	Earnings per share:

The following table presents the computation of basic and diluted net earnings per share for the Company:

	Year ended December 31,
	2022	2023	2024
Numerator:
Net income attributable to Magic shareholders	$40,470	$37,031	$36,883
Denominator:
Basic earnings per share - weighted average shares outstanding	49,089,044	49,095,760	49,099,305
Effect of dilutive securities	42,267	2,660	-
Diluted earnings per share – adjusted weighted average shares outstanding	49,131,311	49,098,420	49,099,305
Basic and diluted net earnings per share	0.82	0.75	0.75

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 22:- Reportable segments

a.	The Company reports its results on the basis of two reportable business segments: software solutions (which include proprietary and non-proprietary software technology) and IT professional services. The Company’s chief operating decision maker is the Chief Executive Officer who makes operating decisions, assesses performance and allocates resources on a consolidated basis.

The Company evaluates segment performance based on revenues and operating income of each segment. The accounting policies of the reportable segments are the same as those described in the summary of material accounting policies.

Headquarters’ general and administrative costs have not been allocated between the two segments.

Software solutions

The Company develops, markets, sells and supports both proprietary and non-proprietary application platforms, software applications, business and process integration solutions and related services.

IT professional services

The Company offers advanced and flexible IT services in the areas of infrastructure design and delivery, application development, technology planning and implementation services, communications services and solutions, as well as supplemental outsourcing services.

There are no significant transactions between the two segments.

b.	The following is information about reportable segment results of operation:

	Software solutions	IT professional services	Unallocated expense	Total

2022
Total revenues	$99,374	$467,418	$-	$566,792
Expenses	72,115	427,446	5,469	505,030

Operating income (loss)	$27,259	$39,972	$(5,469)	$61,762

Depreciation and amortization	$10,321	$9,102	$372	$19,795

2023

Total revenues	$92,906	$442,146	$-	$535,052
Expenses	71,863	400,949	5,132	477,944

Operating income (loss)	$21,043	$41,197	$(5,132)	$57,108

Depreciation and amortization	$9,717	$10,432	$404	$20,553

2024

Total revenues	$94,903	$457,617	$-	$552,520
Expenses	69,268	417,746	4,269	491,283

Operating income (loss)	$25,635	$39,871	$(4,269)	$61,237

Depreciation and amortization	$8,204	$11,368	$1,190	$20,762

MAGIC SOFTWARE ENTERPRISES LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

Note 22:- Reportable segments (Cont.)

c.	The Company’s business is conducted in the following geographic areas: United States, Israel, Europe, Japan and other regions. Total revenues are attributed to geographic areas based on the location of the customers.

The following table presents total revenues classified according to geographical destination for the years ended December 31 2022, 2023 and 2024:

	Year ended December 31,
	2022	2023	2024
United States	$308,485	$250,842	$229,076
Israel	205,258	214,129	244,520
Europe	39,247	55,180	62,409
Japan	10,121	10,847	12,673
Other	3,681	4,054	3,842

Total revenues	$566,792	$535,052	$552,520

d.	The Company’s long-lived assets are located as follows:

	December 31,
	2022	2023	2024
United States	$82,325	$77,120	$83,733
Israel	148,819	158,144	151,591
Europe	7,885	7,596	6,786
Japan	4,696	4,222	4,664
Other	2,905	3,347	3,202

	$246,630	$250,429	$249,976

e.	The Company does not allocate its assets or liabilities to its reportable segments; accordingly, asset or liabilities information by reportable segments is not presented.

f.	In 2023 and 2024, the Company had one major customer, included in the IT professional services segment, which accounted for 11.2% and 8.4% of the Company revenues, respectively.

NOTE 23:- SUBSEQUENT EVENTS

a.	On March 11, 2025, the Company entered a non-binding Memorandum of Understanding (“MOU”) with Matrix I.T Ltd., a related party and a leading Israeli IT services company, regarding a potential merger. Under the proposed transaction, Matrix would acquire 100% of the Company’s share capital through a reverse triangular merger. Upon completion of the merger, Magic’s shareholders would hold approximately 31.125% and Matrix’s shareholders approximately 68.875% of the combined company, on a fully diluted basis. The transaction is subject to the completion of due diligence, execution of a definitive agreement, regulatory approvals, and shareholder approvals, including approval by a special majority of minority shareholders in accordance with Israeli law. As of the date of approval of these financial statements, the merger has not been completed and there is no certainty that it will be completed.

b.	On March 11, 2025, in accordance with its dividend distribution policy, Magic’s board of directors declared a semi-annual cash dividend of $0.327 per ordinary share for a total amount of approximately $16,055. The total cash dividend will be paid on May 7, 2025, which together with prior dividend distribution declared on November 18, 2024 and paid on January 8, 2025, amount to $27,642, reflecting approximately 75% of Magic’s distributable profits for the year ended December 31, 2024.

c.	In April 2025, the Company completed a transaction to acquire additional ordinary shares of its Comm-IT subsidiary. Pursuant to the transaction, the Company’s ownership interest in CommIT increased from 68.15% to approximately 79.32% on a fully diluted basis. The aggregate cash consideration paid to the selling shareholders amounted to approximately NIS 50.4 million. Following the transaction, CommIT remains a consolidated subsidiary of the Company. The transaction will be accounted for as an equity transaction with non-controlling interests in accordance with IFRS 10, and no gain or loss will be recognized in profit or loss.

- - - - - - - - - - - - - - - - - - -

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Magic Software Japan K. K.

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Magic Software Japan K.K. (the “Company”) as of December 31, 2023, and the related statements of profit or loss, comprehensive income, changes in equity, and cash flows and for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audits the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

Dated: May 14, 2025